WHITE & CASE

White & Case LLC
4 Romanov Pereulok
125009 [redacted]

Tel + 7 495 787 3000
Fax + 7 495 787 3001
www.whitecase.com

RECEIVED
2007 MAY 18 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023672

File Number 82-5126

May 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

1. declaration, dated December 22, 2006, indicating the number of the shareholders resident in the United States as of May 2006;

2. an English version of the press release dated March 16, 2007 regarding Findomestic Banca S.p.A., an entity in which the Company holds an equity interest;

3. an English version of the press release dated March 19, 2007 containing additional information with respect to Findomestic Banca S.p.A.;

4. an English version of the press release dated March 20, 2007 regarding a modification in the Company's share capital;

5. an English version of a newspaper announcement containing the notice of call of the Company's ordinary and extraordinary shareholders' meeting, scheduled for April 26, 2007;

6. an English version of the press release dated March 26, 2007 relating to the approval of the 2006 draft financial statements and 2006 consolidated financial statements by the Company's Board of Directors;

7. an English version of a newspaper announcement indicating the break down of the shares held by the shareholders of the Company that are party to an agreement with respect to the Company's shares;

8. an English version of the press release issued on March 30, 2007 by Ente Cassa di Risparmio di Firenze in relation to the examination of certain press articles describing

the position of Ente Cassa di Risparmio di Firenze, one of the Company's shareholders, with reference to the strategy adopted with respect to its shareholding in Banca CR Firenze S.p.A.;

9. internal dealing communications in relation to certain transactions made in respect of the Company's securities on March 30, 2007, March 20, 2007 and March 16, 2007;

10. a table indicating the acquisitions and the sales of the Company's treasury stock made in March 2007;

11. an English version of the articles of association updated as of March 19, 2007;

12. a presentation to the market made on November 30, 2006 by the Managing Director of the Company at Kepler European Midcap Financials Conference;

13. a presentation to the market made on February 1, 2007 by the General Manager of Findomestic Banca at UBS Italian Financial Services Conference;

14. an English version of the press release dated April 10, 2007 regarding the appointment of an arbitrator with reference to the resolution of the dispute in relation to the exercise of a call option with respect to shares of Findomestic Banca S.p.A.;

15. an English version of the press release dated April 12, 2007 regarding the Board of Directors' resolutions with reference to Findomestic Banca S.p.A. and Centro Leasing Banca S.p.A.;

16. an English version of the press release dated April 13, 2007 regarding a modification in the Company's share capital;

17. an English version of the press release dated April 16, 2007 regarding the signing of a purchase agreement with BNP Paribas Lease Group for the purchase of an interest in Centro Leasing Banca S.p.A.;

18. an English version of the Board of Directors' report dated March 26, 2007 with respect to the items on the agenda for the Company's shareholders' meeting;

19. an English version of the Board of Directors' proposal dated March 26, 2007 with respect to the trading of the Company's shares;

20. an English version of the Board of Directors' report on corporate governance dated March 26, 2007;

21. an English version of the Board of Directors' proposals dated March 26, 2007 for amendments to the articles of association;

22. an English version of the press release issued by Ente Cassa di Risparmio di Firenze on April 20, 2007 regarding the evaluation of the merger project of the Company with Intesa Sanpaolo;

23. an English version of the press release dated April 24, 2007 regarding a modification in the Company's share capital;

24. an English version of the lists of candidates for the Board of Statutory Auditors dated April 26, 2007;

25. an English version of the Report of the Board of Statutory Auditors dated April 10, 2007;

26. an English version of the press release dated April 26, 2007 regarding the resolutions taken by the Company's shareholders' general meeting;

27. an English version of the announcement regarding the availability of the Company's 2006 financial statements and consolidated financial statements at the registered office of the Company, Borsa Italiana and on their websites;

28. an English version of the press release dated 26 March 2007 regarding the Company's 2006 financial statements;

29. the Company's 2006 financial statements and 2006 consolidated financial statements;

30. the Company's 2006 financial statements and 2006 consolidated financial statements with the external auditor's and statutory auditors' reports and the related press release attached.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Sven Krogius

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze S.p.A.
(without enclosures)

Avv. Doranna Carrozzo
Camozzi Bonissoni Varrenti & Associati
(without enclosures)



BANCA
CR FIRENZE

December 22nd, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Re. <u>Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 -</u> Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Dear Sirs:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze, S.p.A. (the "Company"). In connection with the initial submission made on our behalf on November 22, 2000, we indicated that we would subsequently advise you of the number of holders of our ordinary shares resident in the United States. Based upon information provided to us by Monte Titoli, S.p.A. (the Italian national clearance and depositary system) and Clearstream Banking, S.A., as of May 2006, the number of holders of record of our ordinary shares resident in the United States is 84.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,



MI10208Q - 200.000 - 05/2006

Marco Falleri
Investor Relations



GRUPPO
BANCA CR FIRENZE

BANCA CR FIRENZE

RECEIVED
2007 MAY 18 A 10:41
CORPORATE FINANCE

Press Release

FINDOMESTIC BANCA S.P.A.

Representatives of Banca CR Firenze have carried out negotiations with Cetelem S.A., a BNP Paribas Group company, within the limits set forth by the Board of Directors, but have not reached a positive result by the expiry term of 14 March 2007. These negotiations focused on the new agreement governing Findomestic Banca S.p.A. in which both Banca CR Firenze and Cetelem hold stakes.

Banca CR Firenze has learned from a press announcement released yesterday by BNP Paribas that Cetelem intends to exercise its option to acquire 1% stake of Findomestic Banca S.p.A. currently owned by Banca Firenze S.p.A.

Although no formal communication has been received yet, Banca CR Firenze deems that there are no contractual or legal grounds for a valid exercise of the aforesaid option by the BNP Paribas Group. Contrarily to what was announced by BNP Paribas' press release, Banca CR Firenze also considers the pre-emptive right for 50% shares in favour of Ente CR Firenze to be valid and exercisable, in case of the put option exercise by Banca CR Firenze Group.

Banca CR Firenze, like BNP Paribas Group, is interested in the development of Findomestic and hopes that divergencies will be overcome.

Florence, 16 March 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Press Release

FINDOMESTIC BANCA S.P.A.

ADDITIONAL INFORMATION

As announced in our 15 March 2007 press release, the company Cetelem S.A. has declared in a letter dated 16 March 2007 it exercises the call option for 1% of Findomestic share capital. Cetelem affirms the option is exercisable pursuant to its interpretation of the "Consolidation Agreement" which expired on 14 March 2007.

The Cetelem letter does not contain new elements to contribute to Banca CR Firenze's previous communication on the matter; therefore, Banca CR Firenze confirms it deems there are no contractual or legal grounds for a valid exercise of the aforesaid option.

While it hopes divergencies will be overcome, Banca CR Firenze is confident the sense of responsibility of Findomestic's two shareholders will enable to demonstrate full support for the shareholding and permit Findomestic to validly pursue its own business plan, thanks to the professional capability of the management, along the path of progress that propelled Findomestic to the leadership position among the Italian consumer credit companies in the course of the past years.

Florence, 19 March 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

As per 27 April 2006 shareholders meeting resolution, from 5 March 2007 to 14 March 2007, a reverse stock split transaction has been completed: for each 5 existing ordinary shares, with a nominal value of Euro 0.60, 3 new ordinary shares, with a nominal value of Euro 1.00, have been allotted.
Furthermore, from 14 March 2007 and 16 March 2007, 113,338 new ordinary shares have been subscribed and fully paid up following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	827,706,577.00	827,706,577.00	1.00	827,593,239.00	1,379,322,065	0.60
Ordinary shares *(full entitlement)* *Coupon n° 1*	827,706,577.00	827,706,577.00	1.00	827,593,239.00	1,379,322,065	0.60

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on March 20, 2007.

Florence, 20 March 2007.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

NOTICE OF CALL OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

The shareholders are invited to attend the Ordinary and Extraordinary Shareholders' Meeting that will be held at Palazzo Incontri in Florence, Via de' Pucci n.1, on 26 April 2007 at 11:00am, on first call and, where required, on second call, on 7 May 2007, same time and venue, to consider and vote on the following:

AGENDA

Extraordinary meeting

1. Proposals for the amendments to the articles of association and specifically to articles 6, 9, 10, 12, 15, 16, 17 and 19 in compliance with new legislation on listed companies, and specifically concerning the terms for calling the shareholders' meetings, the terms of appointment of the Board of Directors by voting through lists of candidates, terms of the appointment of the Board of Auditors by voting through lists of candidates and of the Chairman of the Board of Auditors, the requisites for accepting the office of Auditor, the powers of the Auditors for convening the Board of Directors and Board of Auditors, the terms of appointment and the requisites of the manager in charge of drafting the company's accounting documents; proposals for the amendment to article 7 on the conditions and terms for admittance in shareholders' meetings; proposals for the amendment to art. 12 for assigning the Board of Directors the powers for deliberating on de-mergers in the cases provided for in articles 2505 and 2505 bis and referred to in article 2506-ter of the Italian Civil Code.

Ordinary meeting

1. Financial statements and consolidated financial statements at 31 December 2006; reports on operations of the of the Board of Directors; report of the Board of Auditors; related resolutions.
2. Authorization for trading the bank's own shares.
3. Appointment of the Board of Auditors by voting through lists of candidates; related resolutions.
4. *Appointment of a Director previously nominated by cooptation pursuant to art. 2386 of the Italian Civil Code.*

Shareholders who own individually, or jointly with other shareholders, at least one-fortieth of the total share capital of Banca CR Firenze S.p.A. may request, within five days from the announcement of the Annual General Meeting of Shareholders, the additional meeting documentation, pursuant to Article 126-bis of Legislative Decree 58/1998.

The 2006 Financial statements and consolidated financial statements and the related reports on operations by the Board of Directors will be made available to the public at the registered office and at Borsa Italiana S.p.A., including through their respective websites, as of 2 April 2007. The remaining reports and information required under applicable legislation, with respect to the agenda items, will be made available to the public, in accordance with the same terms, at least fifteen days prior to the date of first call.

The shareholders may obtain from the company a copy of the aforementioned documents, bearing the related expenses.

With regard to the presentation of the lists of candidates for the office of Auditor and for the appointment of the Board of Auditors, the provisions set forth in articles 15 and 16 of the articles of association will apply, where not superseded by applicable legislation and regulations. More specifically, derogating from the provisions set forth in the articles of association, the Chairman of the Board of Auditors will be elected from the list which came second in terms of numbers of votes obtained. In addition, we recommend that Shareholders, who should wish to present lists of candidates, submit complete lists pursuant to art. 2400 of the Italian Civil Code.

Under the provisions set forth in the articles of association and applicable legislation and regulations, attendance at shareholders' meetings requires that the company receive, two days prior to that fixed for the meeting, communication of the intermediary where the shares have been deposited, pursuant to art. 2370, 2nd paragraph of the Italian Civil Code. It will rest with the shareholders to request their depositaries performance of this requirement with sufficient notice to ensure that the said requirement is fulfilled within the time limits. More specifically, as regards shareholders whose shares are deposited at the branches of the Cassa di Risparmio di Firenze S.p.A., this request shall be made by 24 April 2007, for the first call, and by 7 May for the second call.

Shareholders are advised to bring at the shareholders' meeting a copy of the communication for attendance at the shareholders' meeting which the intermediary is required to issue.

Lastly, you are reminded that under the provisions set forth in the articles of association, the shares for which participation in the shareholders' meeting has been requested cannot form the object of acts involving the transfer of voting rights until such time as when the shareholders' meeting will have been held, unless attendance in the same shareholders' meeting is waived.

THE CHAIRMAN

(Aureliano Benedetti)

BANCA CR FIRENZE S.p.A.
Banking Register No. 5120 -
Parent Company of Banca CR Firenze -
Banking Groups Register No. 6160.6 -
Registered Office: 6 via Bufalini, Florence
Share Capital EUR 827,593,239.00 fully paid -
Florence Register of Companies,
Fiscal and VAT Number is 04385190485

24/3/07

BANCA CR FIRENZE

RECEIVED
2007 MAY 18 A 3:21

Press Release

2006 DRAFT FINANCIAL STATEMENTS APPROVED

- **CONSOLIDATED NET INCOME of 271.1 million Euro, an increase of 82.7%**[1] compared to 148.4 million recorded in 2005 (+16.9% adjusted from non-recurring revenues[2])
- **Total gross income at 1,004.1 million Euro, +7,6%** compared to 933.1 million in 2005;
- **Administrative expenses at 593.8 million Euro, -2,7%** compared to 610.2 million in 2005;
- **Net operating income of 359.0 million Euro, +36,0%** compared to 264.0 million in 2005;
- **Income before tax of 313.0 million Euro, +16.9%** compared to 267.7 million in 2005;
- **Loans to customers at 14,628 million, +10.2%** compared to 13,268 in 2005;
- **Direct funding at 17,009 million, +9.2%** compared to 15,571 in 2005;
- **ROE at 20.1%** (12.8% adjusted from non-recurring revenues[2], 12.6% in 2005)
- **Cost/ income ratio at 59.1%** (65.4% in 2005).

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, today has approved the draft of the company's financial statements and the consolidated 2006 financial statements, presented by the Managing Director Lino Moscatelli.

[1] The consolidated balance sheet as of December 31, 2005, constituting the point of reference for calculation of percentage variations for 2006, has been prepared taking into account the transfer of control stakes held by the Group in tax collection companies Cerit Spa and Srt Spa to Riscossione Spa and acquisition of a control stake of Banca CR Firenze Romania SA.
[2] The percentage variation of the main margins of the reclassified P&L accounts in the last twelve months is accompanied, if this is necessary for a homogeneous comparison, by indication of the same variation, in parenthesis, net of non-recurrent significant operations. In this specific case, they include: i) the sale of the stake in Sanpaolo IMI, which generated a gross capital gain of 92.4 million and a net capital gain of 89.4 million Euro, and ii) the transfer of the stake in Fondiaria-Sai, which generated a gross capital gain of 8.5 million Euro and a net capital gain of 8.2 million Euro

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

At the end of 2006, the Banca CR Firenze Group shows a solid growth both in economic terms and in terms of assets, obtained thanks to efficient commercial development and structure optimization, confirming the validity of the evolution outlined in 2006-2008 three-year plan.

Net interest margin growth (+12.5%) has contributed to the increase in revenues(+12.5%) as a consequence of a clear support to the local economy, leading to a significant expansion of customer loans (+10.3%). Adjustments and operating costs fell by 12.9% and 2.7% respectively, boosting the operating profit to 359.0 million Euro, an increase of 36.0%. The Group has closed the year 2006 with a net profit of 271.1 million Euro (+ 82.7%).

Thanks to good results and positive management of certain non-strategic shareholdings producing significant gains, the Board of Directors decided to propose to the meeting of shareholders a **dividend equal to 0.10 Euro** per share, which represents an increase of 15.4% over 2005.. Shareholders' profits grew by more than 30% if we also take into account the free capital increase implemented in May 2006 whereby two new shares per 15 shares owned have been assigned. Total dividends therefore amounted to 82.8 million Euro, a 40% increase compared to the 59.1 million Euro for 2005. In 2006 the total number of shares increased by 21.3%. Dividend payment is scheduled for May 24, 2007 **with coupon detachment on May 21, 2007.**

CONSOLIDATED INCOME STATEMENT

Total gross income closed at 1,004.1 million Euro in 2006, an increase of 7.6% over the same period of last year.

- Within this aggregate, the **net interest income** - 573.1 million Euro – grew by 12.5%. This tendency can be explained by the positive dynamics of the interest rate market which resulted in a slight opening of the spread, combined with a volume growth, with special reference to loans with mortgage guarantee, which reached 7,345 million Euro (+ 18.3%);

- **Commissions earned** totaled 285.3 million Euro which is the same as last year. The combined effect of an increase in commissions paid (+24.2% to 63.8 million) summed to modified consolidated accounts reporting of the Centrovita subsidiary (bancassurance), due to the 2006 distribution of products with a higher insurance content, involved a reduction of *net commissions* by 5.3% to 221.5 million Euro. Alongside the above change, the contribution of these products has been transferred to the post *net result of insurance activity* (+423.9%) which, added to the *net commissions,* totaled 245.6 million Euro, with an increase of 2.9% over 2005;

- **Dividends and income from shareholdings** are stable at 69.0 million. This figure includes **Findomestic**, which closed 2006 with a gross consolidated profit of 196.3 million (+5.1%) and net income at 106 million, in line with 2005 figures, in spite of about 5 million Euro extra IRAP taxes. The annual production exceeded 6 billion Euro, bringing loans to a total of 9.7 billion (+15.6%) and permitting the company to confirm its leadership position on the Italian consumer credit market (Assofin) with the market share of 11.3%.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

- **Financial assets and liabilities results**, which includes the result of the trading activity, increased from 50.9 to 53.3 million, which represents a growth of 4.7%.

Total income amounted to 952.8 million, + 9.0% in comparison with 2005, thanks to a significant improvement of net loan provisions which dropped by 13.8% to 47.9 million and despite the application, during the fourth quarter, of new credit evaluation methods based on Basel II principles, which involved greater provisions in comparison to the previous quarters. The above net loan provisions totaling 47.9 million are equivalent to about 33 basis points, confirming the overall improvement of portfolio quality.

Administrative expenses decreased by 2.7% from 610.2 to 593.8 million Euro. In particular, *staff expenses* increased by 2.4% to 400.1 million, affected by greater cost of leave incentives, and *current expenses* show a decrease of 11.6%, mainly caused by a different book presentation of certain costs of the controlled company Infogroup Spa (in the *other operating costs and income* entry for approximately 17 million Euro) as a result of its new position within the Group (company responsible for information technology services) which consequently allowed efficiency gains of 3.8 million Euro in the IT area.

The **cost/income** ratio decreased to 59.1% (65.4% in 2005).

Net operating income stood at 359.0 million Euro, an increase of 36.0%.

Income before taxes, grew by 16.9% to 313.0 million Euro. It comprises *net provisions for risks and charges* for 32.2 million Euro, up as result of major provisions for staff expenses, and *other costs from ordinary activity* for 13.8 million.

Consolidated net income amounted to 271.1 million Euro, an increase of 82.7% over the previous financial period (+16.9% excluding net non-recurring income – see note 2).

Consolidated **ROE is 20.1%**, calculated by dividing the consolidated net income by the average shareholders' equity in the period 31.12.2005 – 31.12.2006, income in progress excluded (12.8% adjusted ROE for non-recurring revenues and 12.6% in 2005). It is worth mentioning that during 2006 the shareholders' equity increased by 295 million to 1,621 million (+22.3%), mainly because of the 150 million paid-in capital increase, a reserves increase due to non-distributed 2005 net income and the 2006 net income.

Regulatory capital increased by 23.0% to 2,066 million. Within this aggregate, Tier 1 capital was equal to 1,398 million which compared to 22,485 RWA led to a Tier 1 ratio of 6.22%. Total capital ratio was equal to 9.34%.

CONSOLIDATED BALANCE SHEET

Net customer loans reached 14,628 million Euro, growing by 10.2% in comparison to 2005. As mentioned above , the mortgage loan sector, growing by 18.3% to 7,345 million Euro, confirmed the positive trend of the first nine months of the year. Net non-performing loans grew by 2.6%, accounting for 150.8 million.

BANCA CR FIRENZE

Within the loan portfolio, we noted a significant reduction of *total deteriorated loans*, which dropped from 644.0 to 587.4 million (- 8.8%). This is especially relevant in view of the sustained growth of the total loans. The *gross non-performing loans* are essentially stable (+0.6% to 314.9 million Euro), while *gross doubtful loans and restructured loans* decreased by 19.4% (196.7 million) as did *ongoing overdue loans* which dropped from 87.0 to 75.8 million (-12.9%). The overall coverage ratio increased to 35.9% (32.5% in 2005).

Total funding reached 38,919 million Euro, which represents a growth of 8.9% from the beginning of the year. The *direct* component (17,009 million) grew by 9.2%, mainly because of the increase of sight borrowing (+9.0% to 10,099 million) and bonds (+9.4% to 5,346 million), while the *indirect* component (21,910 million) grew by 8.6%. Particularly significant is the dynamics of the *assets under custody* component, which grew by 19.8% to 11,470 million, more than compensating for the reduction of the *assets under management* (-1.4% at 10,440 million).

THE GROUP BANKS

The Italian banks in the Banca CR Firenze Group improved in terms of economic and assets growth.

(millions of Euro)	**2006 profit**	Var.	**Loans**	Var.	**Total funding**	Var.
CR Firenze	**240.3**	+107.7%	**10,300**	+9.9%	**29,656**	+9.9%
CR Pistoia e Pescia	**21.6**	+30.1%	**2,011**	+10.3%	**4,295**	+3.6%
CR Spezia	**15.0**	+46.0%	**1,188**	+10.3%	**3,218**	+2.7%
CR Orvieto	**5.2**	+108.0%	**524**	+16.3%	**828**	+8.8%
CR Civitavecchia	**7.2**	+53.2%	**617**	+16.4%	**1,051**	+6.9%

PERFORMANCE OF THE SECTORS OF ACTIVITY

Hereunder is a break-down of the 2006 results by sector which shows an improvement of profitability in the commercial sectors and, more generally, improvement in efficiency.

	Dec. 2006	**Dec. 2005 PF**	**Var.**
Retail			
Net income	**136.8**	86.8	**58.2%**
Average allocated capital	**584**	468	**24.9%**
Profitability	**23.4%**	18.5%	**4.9 pp**
Cost/income	**66.0%**	71.3%	**-5.3 pp**
Corporate and Private Banking			

Net income	**49.1**	33.7	**45.7%**
Average allocated capital	**276**	246	**12.4%**
Profitability	**17.8%**	13.7%	**4.1 pp**
Cost/income	**39.8%**	48.7%	**-8.9 pp**
Finance			
Net income	**15.8**	14.7	**7.5%**
Average allocated capital	**103**	109	**-5.8%**
Profitability	**15.4%**	13.5%	**1.9 pp**
Cost/income	**36.5%**	35.9%	**0.6 pp**
Wealth Management			
Net income	**34.7**	29.6	**17.2%**
Average allocated capital	**83**	82	**0.6%**
Profitability	**41.8%**	35.9%	**5.9 pp**
Cost/income	**24.4%**	25.5%	**-1.1 pp**
Corporate Centre*			
Net income	**66.2**	9.8	**575.0%**
Average allocated capital	**776**	510	**52.1%**
Profitability	**8.5%**	1.8%	**6.7 pp**
Cost/income	**88.0%**	81.3%	**6.7 pp**

** The amounts referring to the Corporate Centre are significantly influenced by non-recurrent revenues (see note no. 2) which counterbalance the increase in provisions for risks and charges (+14.9 million) and the increase in income taxes (+15.6%). Findomestic Banca income is accounted within this sector.*

COMMERCIAL ACTIVITY

The commercial activity progressed coherently with the objective of the 2006 – 2008 three-year plan and, in particular, with the associated 2006 commercial plan, focusing on improvement of customer acquisition capacity, loan market share progress and development of multi-channel banking.

It is worth noting that in 2006 commercial endeavours increased considerably especially with new remote-banking features for both individuals and for businesses. Implementation of these enabled strong growth.

- At a Group level, the "Liberamente" service (remote banking), addressed to private customers, posted about 100,000 contracts as of December 31, 2006. When compared to 2005, this means 43% more contracts, 10% more payment operations and 47% more information requests.
- Businesses with a remote banking connection increased by 73% to 24,200 units.

In the retail market, the commercial policy was oriented on better quality of relations, acquisition of new customers and support for the growth of the newly-acquired ones or for the particulary important lines of business, such as products with high-insurance content, especially pension schemes, on which the Group has been working for a long time. Individual enrolments in "CRF Previdenza" open pension schemes have reached 24,000 contracts (+33% in comparison with December 31, 2005) with a significant growth of assets, which reached 65 million Euro (+86% in comparison with December 2005).

BANCA CR FIRENZE

On the corporate side, commercial activity was concentrated mostly on acquisition of new customers and increase of market share, with particular attention paid to cooperation with the associations and trust consortiums sector.

As indicated in the three-year plan, the new distribution model was extended to the Group banks.It involves adopting a commercial approach, differentiated according to the customer, segment and distribution channels focused on the main markets.

Florence, 26 March 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Reclassified consolidated income statement

(Euro million)

Bank of Italy code	ITEMS	31 December 2006	31 December 2005 pro-forma[1]	Absolute variation	Variation (%)
30	**Interest margin**	569.7	505.9	63.8	+12.6%
90	Hedging result	3.4	3.3	0.1	+3.0%
	Net interest margin	573.1	509.2	63.9	+12.5%
60	Net commisions	221.5	233.9	-12.4	-5.3%
220 (parts of)	Recoveries on deposits and current accounts	63.1	62.7	0.4	+0.6%
70, 240	Dividends and financial transaction gains - net	69.0	71.8	-2.8	-3.9%
80, 100	Result of financial assets and liabilities	53.3	50.9	2.4	+4.7%
110, 150, 160	Net result of insurance operations	24.1	4.6	19.5	+423.9%
	Gross total income	1,004.1	933.1	71.0	+7.6%
130	Value adjustments to loans and other financial assets	-51.3	-58.9	7.6	-12.9%
	Total income	952.8	874.2	78.6	+9.0%
	Administrative expenses:	-593.8	-610.2	16.4	-2.7%
180 a)	- Staff costs	-400.1	-390.9	-9.2	+2.4%
180 b)	- Other administrative expenses	-201.2	-214.0	12.8	-6.0%
200, 210	- Value adjustments to property, plant, equipment and intangible assets	-41.3	-50.8	9.5	-18.7%
220 (parts of)	- Other net operating income (expense recoveries)	48.8	45.5	3.3	+7.3%
	Net operating income	359.0	264.0	95.0	+36.0%
190	Provisions for risks and charge	-32.2	-17.4	-14.8	+85.1%
220 (parts of) 250, 270, 310	Other costs and revenues from ordinary activities	-13.8	21.1	-34.9	n.s.
	Income from current operations before taxes	313.0	267.7	45.3	+16.9%
100 (parts of)	Income from extraordinary operations	100.8	0.0	100.8	n.s
290	Income taxes	-111.2	-93.4	-17.8	+19.1%
330	Minority interests	-31.5	-25.9	-5.6	21.6%
	Net income	271.1	148.4	122.7	+82.7%

(1) The consolidated pro-forma profit and loss accounts as of 31 December 2006 have been prepared taking into account the transfer to Riscossione Spa of the controlling stakes held by the Group in the tax collection companies Cerit and Srt Spa and the pur

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code*	ASSETS	31 December 2006	31 December 2005 pro-forma[1]	Absolute variation	Variation (%)
10	**Cash and cash on hand**	**230.3**	**165.0**	**65.3**	**39.6%**
	Financial assets	**21,687.3**	**20,057.7**	**1,629.6**	**8.1%**
	Amounts receivable	16,300.1	14,801.9	1,498.2	10.1%
60	- amounts owing by banks	1,672.2	1,534.0	138.2	9.0%
70	- customer loans	14,627.9	13,267.9	1,360.0	10.3%
	Negotiable securities	5,380.4	5,204.8	175.6	3.4%
20	- financial assets held for trading	546.2	640.6	-94.4	-14.7%
30	- financial assets valued at fair value	1,531.3	1,563.4	-32.1	-2.1%
40	- financial assets available for sale	3,302.9	3,000.8	302.1	10.1%
80	Hedging derivatives	6.8	51.0	-44.2	-86.7%
	Non-current assets	**1,256.1**	**1,219.7**	**36.4**	**3.0%**
100	Shareholdings	476.1	442.9	33.2	7.5%
120, 130	Property, equipment and intangible assets	780.0	776.8	3.2	0.4%
140	**Tax assets**	**273.9**	**251.7**	**22.2**	**8.8%**
110 + 160	**Other assets**	**365.3**	**405.3**	**-40.0**	**-9.9%**
	Total assets	**23,812.9**	**22,099.4**	**1,713.5**	**7.8%**

Bank of Italy code*	Liabilities	31 December 2006	31 December 2005 pro-forma[1]	Absolute variation	Variation (%)
	Financial liabilities	**18,953.0**	**18,257.2**	**695.8**	**3.8%**
	Accounts payable	17,774.5	16,418.5	1,356.0	8.3%
10	- amounts owing to banks	816.0	883.1	-67.1	-7.6%
20	- customer deposits	11,389.5	10,376.4	1,013.1	9.8%
30	- outstanding securities	5,569.0	5,159.0	410.0	7.9%
40	Financial liabilities held for trading	50.7	35.5	15.2	42.8%
50	Financial liabilities valued at fair value	1,098.8	1,786.3	-687.5	-38.5%
60	Hedging derivatives	29.0	16.9	12.1	71.6%
100 (parts of)	**Agreements for re-purchase of own equity components**	**165.3**	**181.3**	**-16.0**	**-8.8%**
80	**Tax liabilities**	**159.4**	**181.9**	**-22.5**	**-12.4%**
	Funds with specific destinations	**447.9**	**446.0**	**1.9**	**0.4%**
110	Staff temination pay	180.1	191.8	-11.7	-6.1%
120	Provision for risks, charges and pension funds	267.8	254.2	13.6	5.4%
130	**Actuarial reserves**	**1,547.2**	**929.4**	**617.8**	**66.5%**
90 and 100 (parts of)	**Other liabilities**	**775.0**	**677.8**	**97.2**	**14.3%**
210	**Minority interests**	**144.0**	**99.8**	**44.2**	**44.3%**
from 140 to 200, 220	**Shareholders' equity**	**1,621.1**	**1,326.0**	**295.1**	**22.3%**
	Total liabilities	**23,812.9**	**22,099.4**	**1,713.5**	**7.8%**

Consolidated profit & loss account - Year 2005 and 2006 pro-forma quartes[1]

(Euro/1000)

Bank of Italy code	Items	2006	2006 4Q PF	2006 3Q PF	2006 2Q PF	2006 1Q PF	2005 PF
10.	Interest earned and similar income	887,562	240,594	231,230	210,629	205,109	754,824
20.	Interest expense	(317,871)	(82,130)	(89,177)	(78,610)	(67,954)	(248,950)
30.	**Interest margin**	**569,691**	**158,464**	**142,053**	**132,019**	**137,155**	**505,874**
40.	Commissions earned	285,326	68,658	76,756	69,727	70,185	285,284
50.	Commissions expence	(63,826)	(15,609)	(21,237)	(12,943)	(14,037)	(51,373)
60.	**Net commissions**	**221,500**	**53,049**	**55,519**	**56,784**	**56,148**	**233,911**
70.	Dividend and other income	12,158	2,845	(77)	9,297	93	10,355
80.	Net result from trading	38,265	11,270	10,903	4,460	11,632	36,755
90.	Net result from hedging	3,410	(395)	2,127	687	991	3,284
100.	Gains (losses) from sale or repurchase of:	115,791	5,287	105,807	1,740	2,957	14,073
	b) financial assets available for sale	112,718	4,996	104,935	1,238	1,549	11,530
	d) financial liabilities	3,073	291	872	502	1,408	2,543
120.	**Total income**	**960,815**	**230,520**	**316,332**	**204,987**	**208,976**	**804,252**
130.	Value adjustments to	(51,336)	(28,270)	(8,871)	(9,491)	(4,704)	(58,907)
	a) loans	(47,978)	(25,896)	(8,600)	(6,577)	(6,905)	(55,555)
	b) financial assets available for sale	(1,386)	(987)	226	(2,960)	2,335	(1,536)
	d) other financial transactions	1,972	(1,387)	(497)	46	(134)	(1,816)
140.	**Net result from the financial activities**	**909,479**	**202,250**	**307,461**	**195,496**	**204,272**	**745,345**
110.+150.+160.	Net result of the insurance activity	24,069	10,014	(867)	13,564	1,358	4,666
170.	**Net result of financial and insurance activities**	**933,548**	**212,264**	**306,594**	**209,060**	**205,630**	**750,011**
180.	Administrative expenses	(601,259)	(166,967)	(142,290)	(137,727)	(154,275)	(604,859)
	a) staff costs	(400,054)	(105,057)	(96,367)	(97,161)	(101,469)	(390,887)
	b) other administrative expenses	(201,205)	(61,910)	(45,923)	(40,566)	(52,806)	(213,972)
190.	Provisions for risks and charges	(32,216)	(13,800)	(4,760)	(9,293)	(4,363)	(17,377)
200.	Value adjustments to property, plant and equipment	(24,007)	(6,694)	(6,030)	(5,327)	(5,956)	(26,589)
210.	Value adjustment to intengible assets	(17,322)	(5,326)	(3,880)	(3,875)	(4,241)	(24,185)
220.	Other operating (expense)/income	95,093	32,774	21,754	10,311	30,254	123,684
230.	**Operating costs**	**(579,711)**	**(160,013)**	**(135,206)**	**(145,911)**	**(138,581)**	**(549,326)**
240.	Shareholdings income	56,812	16,148	11,519	14,290	14,855	61,451
250.	Net result of fair value measurement of property, plant, equipment and intangible assets	1,195	136	705	354	0	1,223
270.	Gains from sale of investment	1,904	235	20	1,137	512	4,405
280.	**Income fron current operations before taxes**	**413,748**	**68,770**	**183,632**	**78,930**	**82,416**	**267,764**
290.	Taxes	(111,184)	(23,379)	(31,220)	(30,174)	(26,411)	(93,450)
300.	**Income fron current operations after taxes**	**302,564**	**45,391**	**152,412**	**48,756**	**56,005**	**174,314**
330.	Minority interests	(31,497)	(8,319)	(7,248)	(8,400)	(7,530)	(25,934)
340.	**Net income**	**271,067**	**37,072**	**145,164**	**40,356**	**48,475**	**148,380**

(1) The consolidated pro-forma profit and loss accounts as of 31 December 2006 have been prepared taking into account the transfer to Riscossione Spa of the controlling stakes held by the Group in the tax collection companies Cerit and Srt Spa and the purchase of a controlling stake in Banca C.R. Firenze Romania S.A.

(2) In this specific case this refers to I) the disposal of the shareholding in Sanpaolo IMI which generated gross gains of 92.4 million euro and net gains of 89.4 million euro and II) the disposal of the shareholding in Fondiaria-Sai IMI which generated gross gains of 8.5 million euro and net gains of 8.2 million euro

CONSOLIDATED PROFIT & LOSS ACCOUNT

Reconciliation Table: Reclassified P&L Account / P&L Account (Bank of Italy version)

Reclassified items	Bank of Italy items	Notes
"Interest margin"	30 - "Interest margin"	
"Net result from hedging"	90 - "Net result from hedging"	
	Net interest margin	
"Net commissions"	60 - "Net commissions"	
"Recoveries on deposits and current accounts"	A part of item 220 - "Other operating income" (expense recoveries)	See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts "
"Dividends and income from shareholdings valued at equity"	70 -"Dividend and similar income" 240 - "Shareholdings income (losses)"	
"Gain (losses) from sale or repurchase of financial assets and liabilities"	80 - "Net result from trading" 100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities"	
"Net result from the insurance activity"	110 - "Net result of the financial assets and liabilities valued at fair value" 150 - "Net premiums" 160 - "Net other income from insurance activities"	
	Gross total income	
"Net value adjustments to loans and other financial assets"	130 - "Net value adjustments to: *130a - loans* *130b - Available for sale financial assets (AFS)* *130c - Held to maturity financial assets (HTM)* *130d - Other financial transactions"*	
	Total income	
"Staff costs"	180a - "Staff costs"	
"Other administrative expenses"	180b - "Other administrative expenses"	
"Net value adjustments to tangible/intangible assets"	200 - "Net value adjustments to tangible assets" 210 - "Net value adjustments to intangible assets"	
"Other operating income (expense recoveries)	A part of item 220 - "Other operating income (expenses)"	See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" and "Expenses recovered from other group companies"
	Net operating profit	
"Provisions for risks and charges"	190 - "Net provisions for risks and charges"	
"Other operating income (expenses)"	A part of item 220 - "Other operating income (expenses)" 250 - "Net result of tangible/intangible assets valued at fair value" 270 - "Gain (losses) from sale of investment" 310 - "Gain (losses) from activities whose sale is pending"	220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2
	Income from current operations before taxes	
"Income taxes"	290 - "Income taxes on current operations"	
"Minority interests"	330 - "Minority interests net profit (loss)"	
	Parent Company net income	

CONSOLIDATED BALANCE SHEET

Reconciliation Table: Reclassified Balance Sheet / Balance Sheet (Bank of Italy version)

ASSETS		
Reclassified items	**Bank of Italy items**	**Notes**
"Cash and cash on hand"	10 - "Cash and cash on hand"	
"Financial assets"		
"Amounts owing by banks"	60 - "Amounts owing by banks"	
"Customer loans"	70 - "Customer loans"	
"Financial assets held for trading"	20 - "Financial assets held for trading"	
"Financial assets valued at fair value"	30 - "Financial assets valued at fair value"	
"Financial assets available for sale"	40 - "Financial assets available for sale"	
"Hedging derivatives"	80 - "Hedging derivatives"	
"Non-current assets"		
"Shareholdings"	100 - "Shareholdings"	
"Property, equipment and intangible assets"	120 - "Property and equipment" 130 - "Intangible assets " a) "Goodwill"	
"Tax assets"	140 - "Tax assets" a) "Current" b) "Anticipated"	
"Other assets"	160 - "Other assets"	

LIABILITIES		
Reclassified items	**Bank of Italy items**	**Notes**
"Financial liabilities"		
"Customer deposits"	20 - "Customer deposits"	
"Outstanding securities"	30 - "Outstanding securities"	
"Amounts owing to banks"	10 - "Amount owing to banks"	
"Financial liabilities held for trading"	40 - "Financial liabilities held for trading"	
"Financial liabilities valued at fair value"	50 - "Financial liabilities valued at fair value"	
"Hedging derivatives"	60 - "Hedging derivatives"	
"Agreemnts for re-purchase of own equity components"	A part of item 100 - "Other liabilities"	It represents the value of the put options granted to minority shareholders
"Tax liabilities"	80 - "Tax liabilities" a) "Current" b) "Deferred"	
"Funds with specific destinations"		
"Staff termination pay"	110 - "Staff termination pay"	
"Provisions for risks, charges and pension funds"	120 - "Provisions for risks and charges" a) "Pensions and similar obligations" b) "Other provisions"	
"Actuarial reserves"	130 - "Actuarial reserves"	
"Other liabilities"	90 - "Liabilities connected to activities whose sale is pending" A part of item 100 - "Other liabilities"	Item 100 less what within item "Agreements for re-purchase of own equity components"
"Minority interests"	210 - "Minority interest (+/-)"	
"Shareholders' equity"	140 - "Valuation reserves" 150 - "Refundable shares" 160- "Capital instruments" 170 - "Reserves" 180 - "Share premium" 190 - "Sharecapital" 200 - "Own shares (-)" 220 - "Income (loss) for the year (+/-)"	

Findomestic
Banca
A JV of Banca CR Firenze

CONSUMER CREDIT:
CHANGE FOR CONTINUOUS GROWTH

Chiaffredo Salomone
General Manager, Findomestic Banca

UBS Italian Financial Services Conference
Milan, 1 February, 2007

Recent Market Trends

- **Between 2000 and 2005, consumer credit grew by an average of 15.8%* per year**
  - the personal loans, cards and salary-guaranteed loans (SGL) segments recorded the highest growth rates (~25% per year).
  - the point of sale (POS) segment recorded the lowest growth rate (7.5%)

New Business volumes by segment: 2000 - 2005



25.000.000
20.000.000
15.000.000
10.000.000
5.000.000
0
2000
2001
2002
2003
2004
2005
Personal loans
Vehicles
POS
Cards
SGL
Euro /1,000

Average growth by segment

Personal loans	**27.8%**
Vehicles	**10.6%**
Point of Sale	**7.5%**
Cards	**28.4%**
Salary-Guaranteed Loans	**24.1%**

Recent Market Trends - 2

- **In recent years, the weight of Distribution financing (vehicle financing and financing at the point of sale) has fallen from 80% to 55% of the total**
  - the weight of the cards and personal loans segments has risen considerably: cards +9 pp, personal loans + 13 pp
  - the salary-guaranteed loans segment (SGL) is rapidly gaining ground, (6% of total in 2005).



Distribution 80%
100%
50%
0%
60%
56%
52%
51%
47%
43%
20%
10%
7%
18%
13%
9%
17%
17%
10%
16%
18%
11%
14%
21%
13%
12%
23%
16%
2000
2001
2002
2003
2004
2005
SGLs
Vehicles
POS
Personal loans
Cards
Distribution 55%

Recent Market Trends - 3

- **The change in the composition of the portfolio and increased competition have necessarily affected economic results**

INTEREST MARGIN	**Margin reduction** was due to the shrinkage of spread as a consequence of increased competition
COMMISSIONS	**Commissions grew as a result of:** -more disintermediation -higher commissions earned on a greater number of ancillary products
OPERATING COSTS	**Growth in volumes have allowed economies of scale;** however these were insufficient to off-set the shrinkage of margins
COST OF RISK	**The cost of risk decreased** (at ~ 2.0%)
NET INCOME	**Reduced, on average, by 15-20 bps** (as a % of average outstanding)

Findomestic Group

- Findomestic's new business volumes have followed a similar trend to that of the market
- In 2000, cards and personal loans already represented 44% of new business, against the 17% recorded by the market
- Findomestic will be introducing salary-guaranteed loans into its portfolio in 2007



Volumes CAGR: 14.8%
6,000
3,000
0
12.5
6.3
0.0
4.6
6.5
9.0
11.3
11.4
12.3
3,160
3,661
3,969
4,618
4,659
5,580
2000
2001
2002
2003
2004
2005
New business volumes (Euro mln)
Total transactions (mln)



100%
50%
0%
31%
29%
26%
25%
21%
25%
18%
21%
21%
21%
21%
25%
26%
27%
28%
28%
32%
30%
2000
2001
2002
2003
2004
2005
Distribution
45%
Personal loans
Vehicles
Cards
POS

Expected Market Growth

- **Untapped potential market penetration is leading analysts to predict even higher future growth rates**
  - forecasts for full year 2006* indicate an increase in credit provided of around 13.7%, driven by the *direct* segments, personal loans and cards
  - analysts agree that future growth will fluctuate between 11% and 14%*, with a slight downturn in the latter years of the forecast.

Italian consumer credit volumes CAGR: 12.5%**



90
45
0
20.0%
10.0%
0.0%
15.0%
13.7%
13.4%
2005
2006
2007E
2008E
2009E
2010E
New business volumes (Euro mln)
Change (yoy)

New business volumes

2005	2010
~ 47 bn	~ 86 bn

Market Growth by segment

- Double-digit growth is forecast for personal loans, cards and salary-guaranteed loans, in line with the past and with market potential.
- Vehicle and POS financing are expected to record more restrained growth due to the gradual saturation of consumer credit at POS of Large Scale Retailers.

	2006 – 2010 CAGR	2006 (billion)	2010 (billion)
Personal loans	18.7%	~ 13.6	~ 26.5
Vehicles	7.0%	~ 22.0	~ 28.5
Point of sale	2.6%	~ 5.7	~ 6.3
Cards	16.1%	~ 9.1	~ 16.0
Salary-guaranteed loans	24.2%	~ 3.5	~ 8.0

•Source: ASSOFIN – Prometeia & MercerOliverWyman (volumes within Assofin perimeter)
• ** 2006-2010 (5 years)

Findomestic: Business Model Evolution

- **The new strategic plan envisages the gradual evolution of the business model according to two separate policies**
  - To reinforce action on the distribution channels in order to maintain market leadership
  - To target *direct* channels to improve margins and sustain the growth of highly profitable products (cards and personal loans)



Direct channels
Direct at branches
Cross-selling on existing database
Vehicles/POS
Entry
Consolidation
Maturity
Findomestic
1
2
3
4
5
6
7
8
9
10

Breaking Actions

Business model oriented toward direct channels and direct acquisition (*customer centric*)

Actions promoting Continuity

Exploitation of the existing database & selected POS acquisition (*emphasise current model*)

Strategic Guidelines & Trend

- **Findomestic will approve its new business plan by Spring 2007**
- **The strategic development guidelines should:**
  - stabilize the market share
  - preserve an adequate level of profitability
  - encourage a considerable reduction of customer acquisition costs
  - maintain the cost of risk at levels that are lower than the market average

2005	2006E		2010E	CAGR
5,580 mln	~ 6,100 mln	NEW BUSINESS VOLUMES[1]	~ 10,000 mln	~ 13.0%
7,620	~ 8,800	TOTAL OUTSTANDING (avg.)	~ 16,000 mln	~ 16.0%
2.41%	2.05%	PROFITABILITY[2]	≥ 2.0%	
11.7%	~ 11.1%	MARKET SHARE[3]	~ 11.0%	

(1) Volumes granted communicated to Assofin (2) Gross operating income/average outstanding
(3) Findomestic Group, Assofin scope constant

Actions

Objective	Actions promoting Continuity	Breaking Actions
Stabilize market share Reduction of customer acquisition costs Preserve profitability	▪ Renting for car dealers ▪ Loans for vendors ▪ Credit restructuring ▪ Ancillary products for vendors ▪ JV with distributors	▪ Salary-guaranteed loans: - a dedicated company (*BF5*) will be operational from H1 '07 ▪ Media channel: TV, internet, mobiles… ▪ Consolidation of loans ▪ Brokers network - *Findomestic network* operational as of 2007 ▪ Card innovations ▪ Investment in advertising
Cost/income reduction Improve cross-selling techniques	▪ Restructuring and updating sales processes	▪ Improvement in techniques used for direct customer acquisition ▪ Introduction of customer-based pricing

Offer Development

DIRECT	NEW PRODUCTS	PRICING	CHANNEL
	Credit restructuring Consolidation of loans Salary-guaranteed loans	Customer based pricing	Multi-channels and inter-channels

POINTS of SALE	NEW PRODUCTS	PRICING	CHANNEL
	Loans for vendors Renting	Geographical differentiation	

CARDS	NEW PRODUCTS	PRICING	CHANNEL
	Option card Chip card Fidelity card	Differentiation by outstanding category	Multi-channels and inter-channels

Exploitation of Database & Acquisition

- **There are 7.8 million names in the customer database, 4.3 million of which are active**
- **The objective is to increase:**
  - the weight of active customers in direct channels thanks to improved transformation skills and to the contribution of the breaking actions (+50% ca)
  - the weight of direct acquisitions
  - the average outstanding per customer (+25% ca) thanks to improved cross-selling skills

Database CAGR: 9.10%



8
4
0
5.5
6.2
6.7
7.3
7.8
4.3
2001
2002
2003
2004
2005
Active customers

Contribution of Acquisitions

	2005	2010
Distribution	~ 98.5%	
Direct	~ 1.5%	≥ 10.0%

Cost Management

- **In a market that has surpassed its development phase, the search for increased efficiency becomes essential to maintain high profitability**
  - sales force and procedures have to be adapted to the new direct acquisition techniques
  - introduction of advanced technical instruments to manage credit recovery
  - non-core procedures could be outsourced if necessary
- **The new business model implies an increase in the weight of development and marketing expenses**

Cost /income ratio



70.0%
35.0%
0.0%
62.9%
60.0%
54.4%
47.1%
46.7%
47.9%
In line with 2005
2000
2001
2002
2003
2004
2005 IAS
2006E

Expenses weight trend



2006
IT
9%
Other expenses
27%
Mail
11%
Marketing
6%
47%
Personnel
2010
IT
9%
Other expenses
25%
Mail
11%
18%
Marketing
40%
Personnel

Risk Management

- The change in the product mix, with more emphasis on the development of direct volumes, implies an increased risk
- The ability of the operators to adequately manage said risk will be a decisive factor to future profitability
- Findomestic intends to maintain its lead role in this field, with risk levels below those of the market average

Expected trend of the cost of risk


2.00%
1.00%
0.00%
1.12%
1.15%
1.12%
1.21%
1.12%
1.20%
1.30%
1.35%
1.35%
IAS impact
2002
2003
2004
2005
2006E
2007E
2008E
2009E
2010E

Expected trend of risk income*


100.0%
50.0%
0.0%
18.5%
20.0%
22.5%
23.5%
24.0%
2006E
2007E
2008E
2009E
2010E

* Risk income: value adjustment on loans/ total income

Funding Structure & Capital Requirements

- **The expected growth in volumes will require**
  - a consolidation of the presence in the capital market
  - the support of shareholders, through both adequate credit lines and capital increases

Funding breakdown (bn)



9
5
0
4.1
4.8
5.6
6.5
7.3
8.3
0.6
2.9
1.1
3.1
1.4
3.6
1.9
3.9
1.9
5.4
0.1
2.3
6.1
Shareholders cover 51% of total funding
2001
2002
2003
2004
2005
2006
Interbanking loans
Bonds
Securitisations

Expected capital needs (mln)



300
150
0
150
290
2004-2007E
2008-2010E

Looking Forward

- Despite significant recent developments, Italy remains the country in the European continent with the highest growth potential thanks to penetration levels that are still lower than European averages
- Even though under pressure, margins are still significantly higher

Consumer credit (Europe)[*]



30.0%
15.0%
0.0%

	Italy	Spain	France	Germany	UK
As % of GDP	4.5	7.4	8.1	10.7	15.7
As % of disposable income	6.5	12.2	12.5	16.2	23.8
As % of household consumption	7.5	12.9	14.4	18.2	24.0

Margins (bps)[**]

Italy	570
Spain	350
France	290
UK	150
Germany	140

(*) Assofin, 2004 (**) International Monetary Fund, Mercer Oliver Wyman, 2005

GRUPPO
BANCA CR FIRENZE

2006-2008 Business Plan Update

Banca CR Firenze Group Structure



CRF Foundation 42,0%
Sanpaolo 18,6%
BNP Paribas 6,5%
Market 21,6%
Others 3,6%
CRP&CRS Foundation 7,6%
Retail Banking
Asset Management
Local Tax Collection
IT Services
Consumer credit & Financial Services
Banca CR Firenze
100% Infogroup
100% Citylife
60% CR Pistoia
51% CR Civitavecchia
73,6% CR Orvieto
68,1% CR Spezia
56,2% BCRF Romania
51% Centrovita
80% CRF Gestion Int
100% Gefil
Scope of consolidation
50% Findomestic
43,5% Centro Leasing
47,7% Centro Factoring

2006 – 2008 Strategy



2003
2004
2005
2006
2007
2008
2003 – 2005
Commercial Segmentation
2006 – 2008
Growth & Efficiency

- An increase in profitability - sustainable in time - made possible by an important rise in total financial assets and by a strong support to enhance specialised financial services which are accessory to the traditional banking activity (consumer credit, bancassurance, pension schemes, leasing and factoring)

Vision and Mission

The Business Plan encompasses the company's Vision and Mission

- **Vision**
  - A solid, competitive group strongly customer-oriented, tending towards value creation, sustainable in time, and incessantly growing in terms of organic momentum and innovation. All of which made possible thanks to the acknowledged wide network, the firm link with its business territories and the expansion towards the adjacent ones.
- **Mission**
  - Offering our customers professionalism, multiple solutions and distinct product excellence through the bank's distribution and operations models which coherently meet customers' own demands and feature competitive, risk-adequate pricing.
  - A reference point for the local economy's growth.
  - Integrity, transparency and social responsibility accomplished by a sound and prudent business management.

An update on Key Issues

- **New starting point**
  - The 2005 net income was reported at Euro 149 million over the previous Euro 171 million after the implementation of the Bank of Italy's new directives on the subject of fiscal treatment of real estate revaluation
  - The impacts of IAS/IFRS are clearer now.
- **A shareholders equity variation**
  - Final result of the share capital increases:
    - no. 1,378,621,589 shares / Euro 827,172,953
  - The equity increase accounted in 9M 2006 is due to non-distributed net income. Specifically, the SPIMI stake disposal has provided a one-off net contribution of Euro 89 million.
- **The new macroeconomic scenario**
  - The 2006-2007-2008 interest rates are 50 bps higher
  - As Group assets are very sensitive to rate changes, these have impacted positively
- **Achieved targets**
  - Staff turnover is higher then expected
  - CR Mirandola merged in Banca CR Firenze
  - The tax collection business has been sold (CERIT & SRT)
- **Findomestic 2006 net income will be slightly lower then expected**

2005 Proforma Figures: our starting point

	2005	Tax collection (out)	BCRF Romania (in)	Accounting changes	2005 PF
Interest margin	502.9	-1.0	2.1		506.0
Net commissions & result of the insurance operations	332.3	31.8	0.9		301.4
Dividends & financial transactions gains - Net	71.8	0.0	0.0		71.8
Result of financial assets and liabilities	42.8	0.0	0.5		43.3
Gross total income	949.8	30.8	3.5		922.5
Value adjustments to loans & other financial assets	-56.4	2.1	0.0	-0.3	-58.8
Total income	893.4	32.9	3.5	-0.3	863.7
Administrative expenses	-625.9	-30.0	-3.5	32.7	-566.7
Net operating income	267.5	2.9	0.0	32.4	297.0
Provisions for risks & charges	-17.2	-0.1	0.0		-17.1
Other costs and revenues from ordinary activities	20.2	-0.5	-0.4	-32.4	-12.1
Income from activities whose sale is pending					0.9
Income from current operations before taxes	270.5	2.3	-0.4	0.0	268.7
Income taxes	-95.6	-2.1	0.0		-93.5
Minority interest	-25.9	0.0	0.0		-25.9
Net income	149.0	0.2	-0.4	0.0	149.3
ROE	12.7%				12.8%
COST / INCOME ratio	65.9%				61.4%
Branches	529		9		538
Corporate Centers	15				15
Private Bkg. Centers	12				12
Employees	5,769	-210	130		5,689

Euro million

GRUPPO BANCA CR FIRENZE

Business Units Composition

	RETAIL	PRIVATE Bkg. & CORPORATE (top affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
FULLY CONSOLIDATED					
Banca CR Firenze	✓	✓	✓		✓
CR Pistoia	✓	☑	✓		✓
CR della Spezia	✓	☑	☑		✓
CR Orvieto	✓	☑			✓
CR Civitavecchia	✓	☑			
Banca CR Firenze (Romania)	✓				
CRF Gestion Internationale				✓	
Centrovita				✓	
Infogroup					✓
Perseo Finance (SPV)					✓
CRF Mutui (SPV)					✓
Immobiliare Nuova Sede					✓
GE.FI.L.		✓			
CITY LIFE					✓
EQUITY CONSOLIDATED					
Findomestic Banca Group					✓
Centro Leasing					✓
Centro Factoring					✓
Immobiliare Novoli					✓

☑ : Customers to be switched to different Business Units once the commercial model will be applied to other banks in the Group.

2005 Business Unit Contribution

- Half of the net income is generated by the Retail B.U.
- The result achieved by the Corporate Center comprises the contribution of Findomestic which accounts for 35% of Total Net Income with ca 300 Mln equity absorption and a 14.8% Rorac.
- All Business Units create value, however, there are opportunties to increase the contribution of the Private Bkg & Corporate B.U.



Total income
71%
13%
3%
5%
8%
Net income
49%
16%
8%
17%
10%
Equity
35%
34%
17%
8%
6%
Retail
Corporate & Private Bkg.
Finance
Wealth Mng.
Corporate center

	2005 PF	RETAIL	PRIVATE Bkg. & CORPORATE (top affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
Cost / income ratio	61.4%	71.3%	49.1%	35.9%	25.1%	25.8%
RORAC	12.6%	18.3%	11.6%	12.0%	36.4%	3.5%
RORAC - Cost of equity*	5.1%	10.8%	4.1%	4.5%	28.9%	-4.0%
DIRECT FUNDING	15,959	12,049	2,279	864		767
INDIRECT FUNDING	17,732	12,566	5,166	0		0
CUSTOMER LOANS (**)	13,146	8,402	4,065	475		204
ASSET UNDER MGNT					6,531	
VOLUMES (BANCASSURANCE)					2,675	

Figures as at 2005 FY (*) 2005 Cost of equity: 7.5% (**) For regulatory purposes 50% of Findomestic's RWA have to be included

2005 B.U. Contribution: a closer look

	2005 FY	RETAIL	PRIVATE Bkg. & CORPORATE (top affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
Interest margin	506.0	384.5	90.0	4.1	35.4	-8.1
Net commissions & result of the insurance operations	301.4	249.3	48.8	10.9	3.5	-11.2
Dividends & financial transactions gains - Net	71.8	0.7	0.0	0.7	1.3	69.1
Result of financial assets and liabilities	43.3	8.5	5.2	13.8	6.8	9.0
Gross total income	922.5	642.9	144.0	29.6	47.1	58.9
Value adjustments to loans & other financial assets	-58.8	-35.5	-30.0	0.0	0.0	6.7
Total income	863.7	607.5	114.0	29.6	47.1	65.5
Administrative expenses	-566.7	-458.4	-70.8	-10.6	-11.8	-15.2
Net operating income	297.0	149.1	43.2	19.0	35.2	50.4
Provisions for risks & charges	-17.1	-3.1	-0.1	0.0	0.0	-13.9
Other costs and revenues from ordinary activities	-12.1	6.0	-0.7	-0.2	5.1	-22.4
Income from activities whose sale is pending	0.9					
Income from current operations before taxes	268.7	152.0	42.4	18.8	40.3	14.1
Income taxes	-93.5	-65.5	-14.8	-5.7	-10.3	2.9
Minority interest	-25.9					
Net income	149.3	86.5	27.6	13.1	30.0	16.9

Euro million

2006-2008 Macroeconomic Scenario



Interest rates
Interest rates (old)
GDP
2.40%
3.50%
3.75%
3.50%
3.00%
3.25%
3.00%
0.1%
1.7%
1.3%
1.4%
2005
2006E
2007E
2008E

- The market spread increase on short term volumes ranges from 4.5% for 2005 to 4.7% in 2008.
- In the medium-long term class, there is substantial stability.

GDP	2005	2006	2007	2008
Tuscany	0.1	1.7	1.2	1.4
Umbria	0.3	1.7	1.5	1.6
Latium	0.4	1.6	1.2	1.4
Emilia Romagna	0.1	2.0	1.5	1.7
Liguria	0.2	1.5	1.2	1.3

Italy (%)	2005	2006	2007	2008
Household exp.	0,1	1,7	1,3	1,4
Domestic demand	0,4	1,4	1,5	1,5
Corporate investments	-1,4	4,3	2,7	3,2
Export	0,7	5,5	2,6	3,7
Price index	2,0	2,2	1,8	2,0

(%)	2005-2008 CAGR
Lending	7,3
Direct funding	4,0
Indirect funding	3,2

2008 New Main Targets


GROWTH
QUALITY OF CUSTOMER RELATION
COST CONTROL
MULTI-CHANNEL APPROACH

	2005*	2008
Net income (euro million)	149	240
ROE	12.8%	14.7%
Cost / income ratio	61.4%	55.4%
EVA (euro million)	62	116
EPS	0.131	0.175
Tier 1 ratio	4.8%	6.0%
Total capital ratio	8.6%	9.0%
Net NPL ratio	1.12%	1.23%

•The 2005 figures have been adjusted to include the transfers of Cerit and S.R.T. stakes (tax collection) to Riscossione Tributi Spa, the addition of Banca C.R. Firenze Romania to the Group and the transfer of all the management functions of the IT services to Infogroup Spa.

2008 Targets Breakdown


+8.7%
1.110
246
864
+4.4%
645
+9.6%
29+9
38
+17.5%
151
+12.4%
25+10
35
+17.2%
240
Total income
Total costs
Provision & other net costs
Income taxes
Minorities
Net income
2006-2008 plan effect
2005 figures:starting point
CAGR

- **Net profit will increase in 2008 compared to 2005 totalling Euro 91 million**
- **The average yearly growth of revenues will reach 8%**
  - Net interest margin +10%
- **Strongly curbing costs**
  - Cost/income ratio at 55% (ex 61%)
  - Personnel expences +4.1%
  - Other net operating costs +4.9%
- **Upkeeping the credit quality level**
  - 2005 adjustment derives from FTA adjustments
  - 2006-2008 loans provisions will have a stable weight of about 30-33 bps per year

Euro million

B.U. : Corporate & Private Bkg.





- **Alongside the management of the corporate customers, the bank also manages entrepreneur's assets through the Private Banking Centers:**
  - As at 31 December 2005 the bank's business area consisted of 15 Corporate Centers and 12 Private Banking Centers (total 339 employees)
  - operators concentrating more on direct, more profitable channels
- **Development opportunities exist in those territories where no branches are operating. To seize these opportunities, the commercial business model of the parent company will be applied to the other banks of the Group.**
- **Between 2006 and 2008 about 13% of BU employees will retire and a younger staff will step in to replace them.**

Corporate

- On average, companies with a rating that is above B6 create value.
- Value extraction opportunities exist in the intermediate rating classes through the encrease of the exposure .
- Therefore, exposure towards the worst classes will be reduced.

Loan portfolio by rating


120%
100%
80%
60%
40%
20%
0%
A1 A2 A3 A4 B1 B2 B3 B4 B5 B6 B7 B8 C1 C2
Amount granted
Amount utilized
Amount utilized/granted (%)

Customers distribution by EVA


EVA > 0
EVA < 0
Risk adjusted total income
EVA
Customers by rating

EVA per customer (avg.)/Rating class


A1 A2 A3 A4 B1 B2 B3 B4 B5 B6 B7 B8 C1 C2

GRUPPO BANCA CR FIRENZE

Corporate: best clients

TARGETED SHARE of WALLET (SoW)



BCRF's share of wallet/amount granted
70%
60%
50%
40%
30%
20%
10%
0%
Micro
Medium corporates
Large corporates
Solid line: targeted SoW
Dotted line: current SoW
Rating classes A1-A4
B1-B4
B5-B8
C1-C2

- **Customer relationship improvement**
- **Less risky customers: increase of the share of wallet thanks to**
  - opportunities coming from Basel II
  - better positioning in the mid/long term loans section
- **Targeted share of wallet depending on the size of the customer (managing the multi-banking risk)**

Corporate & Private Bkg. : 2008 P&L account

CORPORATE & PRIVATE BKG. (SME & top affluent)	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	90.0	111.9	148.8	10.0%
Total income (value adjustments included)	114.0	146.3	209.1	12.7%
Administrative expenses	-70.8	-81.5	-105.4	9.0%
Net operating income	43.2	64.8	103.7	17.0%
Net income	27.6	40.7	62.8	15.6%
DIRECT FUNDING	2,279	2,541	3,131	7.2%
INDIRECT FUNDING	5,166	5,868	6,943	5.8%
LENDING	4,065	4,807	7,608	16.5%
Cost / Income ratio	49.1%	45.7%	43.4%	-230 bps
RORAC	11.6%	14.4%	14.6%	+20 bps

- **About 10 new Corporate Centers and 10 new Private Bkg. Centers are to be opened, mainly for other banks in the Group**
  - Customers switched from retail branches
- **Customer acquisitions and relationship improvements**
- **Strengthening the Corporate Finance unit**
- **Greater focus on the mid-corporate segment and on Corporate segment market share regaining:**
  - exploiting the opportunities coming from Basel II
  - improving our position in the mid/long term loans section
- **Identifying and managing the *best clients:***
  - Greater exposures for the best-class ratings
  - Reduced exposure for the worst classes
  - A better mix between profitability and cost of risk

Euro million

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

B.U. : Retail Banking



Core business area
Italy
12.5%
12.2%
12.1%
12.1%
11.9%
1.63%
1.63%
1.64%
1.65%
1.67%
2001 PF
2002 PF
2003
2004
2005



Rome
Bologna
1.35%
1.59%
1.60%
1.67%
2.02%
0.14%
0.42%
0.95%
0.92%
1.55%
2001
2002
2003
2004
2005



19
6
6
7
21

BRANCH MARKET SHARE: Italy & core business area, new areas

- **The business unit strategy:**
  - To defend the market share in the core business area strenthening our placing power
  - To build up the market share in new areas
- **Between 2006 and 2008 about 8% of BU employees will retire and a younger staff will step in to replace them.**
- **As at 31 December 2005 there were a total of 3,377 employees**

Retail Banking - 2

RETAIL CUSTOMERS RATIOS: 2005 FIGURES & CHANGE VS.2004



Acquisition ratios
+0.8%
5.8%
+0.1%
7.6%
+1.7%
9.0%
+0.8%
12.9%
BCRF
ABI sample
Individuals
Micro business
Loss ratios
-1.0%
6.0%
-0.9%
6.6%
-1.0%
7.7%
+0.7%
10.0%
Cross-selling ratio
+0.03%
4.6%
+0.02%
4.3%
+0.03%
3.4%
+0.08%
3.6%

- Customer satisfaction in the retail unit is good.
- The cross-selling ratio is growing thanks to a greater use of *Customer Relationship Management* (CRM) tools.
- It is necessary to increase the customer acquisition figure. This will be achieved by opening new branches and by implementing strong development projects in the territories where branches already operate.

Sources: ABI surveys (ABI – Association of the Italian Banks)

Retail Banking - 3

- **Individual customers who are Internet channel users are the most satisfied.**
  - the loss ratio is lower than the BCRF mean while the cross-selling ratio is higher



6.0%
4.7%
4.46%
5.28%
Loss ratio
Cross-selling ratio
BCRF individual
Internet BCRF individual



Customers satisfaction level



6.4
6.2
6.7
6.8
Current accounts
Savings products
Mortgages & personal loans
Internet channel
3 < level > 8

- **Small business customers who use the Internet channel achieved the highest satisfaction level.**



Turnover< 1.5
(Euro mil.)
4.7%
7.7%
5.42%
3.40%
Loss ratio
Cross-selling ratio
1.5 <Turnover < 2.5
(Euro mil.)
4.7%
7.7%
5.42%
3.40%
Loss ratio
Cross-selling ratio
Segment avg.
Internet users

Retail Banking - 4

- **There is a penetration gap of personal loans, insurance products, mortgage loans and revolving cards compared to the domestic banking sample**

Product penetration index*



4.6%
7.5%
2.6%
10.7%
10.3%
14.0%
1.2%
5.8%
Insurance products
Personal loans
Mortgage loans
Revolving cards
BCRF
ABI sample

- **In the 2006-2008 period our company endeavours shall be concentrated on intensifying the following:**
  - **Retirement savings products**: creation of a specialised team which will be focused on the subscription of individual and collective *pension schemes*
  - **Insurance products**:
    - Specific insurance products designed by Centrovita (bancassurance)
    - Protection products
  - **Mortagage loans centers**: using the special-purpose branches as reference points for all indirect channels (Internet, brokers, real estate agencies, financial advisors)
  - **Personal loans & revolving cards**: joint-marketing agreements with Findomestic for the launch of advertising campaigns and for the commercialisation of their own new products (salary-guaranteed loans)

* Product penetration on customers acquired during 2005

Retail Banking: BCRF Romania S.A.



Growth = 21 more branches
BAIA MARE
PIATRA NEAMT
CLUJ NAPOCA
TIRGU MURES
ARAD
TIMISOARA
SIBIU
BRASOV
GALATI
PITESTI
PLOIESTI
BUCAREST
CRAIOVA
Current branches
2006-2008 branch openings

- As at 31/12/2005 the network recordered 9 branches. The network currently consists of 11 branches (Satu Mare, Timisoara, Constanza, Crajova and 7 in Bucharest).
- Strengthening the position in the area thanks to 30 branches (19 within 2006)
- Expanding the retail customer base in Bucharest and in the principal cities
- Supporting Italian-Romanian enterprises
- Hiring roughly 160 people
- Steadfast growth, profitability and synergies with the group

Retail Banking: 2008 P&L account

RETAIL	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	384.5	362.6	483.3	10.1%
Total income (value adjustments included)	607.5	565.6	733.4	9.0%
Administrative expenses	-458.4	-447.6	-508.8	4.4%
Net operating income	149.1	117.8	224.5	24.0%
Net income	86.5	67.4	128.2	23.9%
DIRECT FUNDING	12,049	11,788	13,598	4.9%
INDIRECT FUNDING	12,566	11,863	14,439	6.8%
LENDING	8,402	7,660	9,606	7.8%
Cost / Income ratio	71.3%	74.7%	66.6%	-810 bps
RORAC	18.3%	15.8%	24.8%	+900 bps

- **59 new branch openings some of which in unison with the financial advisors network**
  - the acquisition of about 12,000 new customers
  - a further 13,000 new customers acquired thanks to specific targeted actions
- **6 new specialised mortgage-loans centers openings**
- **21 new branch openings in Romania**
- **Improvement of the customer-retention ratio and of the share of wallet**
- **Increase in the cross-selling ratio, in particular, for high-potential customers**
- **Special focus on:**
  - mortgage loans
  - personal loans jointly marketed with Findomestic
  - pension schemes and insurance products

Euro million

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

B.U. : Wealth Management

WEALTH MANAGEMENT	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	35,4	35,4	48,3	10,9%
Total income (value adjustments included)	47,0	40,2	53,7	10,1%
Administrative expenses	-11,8	-11,8	-13,8	5,2%
Net operating income	35,2	28,4	39,9	12,1%
Net income	30,0	25,8	32,4	7,9%
FUNDS UNDER MANAGEMENT			7.265	
VOLUMES (bancassurance)			3.484	
Cost / Income ratio	25,1%	29,4%	25,6%	-38 bps
RORAC	36,4%	31,3%	38,5%	+72 bps

CRF GESTION INTERNATIONALE SA (mutual funds)

- **2005 managed funds: 6.5 billion Euro**

CENTROVITA (bancassurance)

- **2005 volumes: 2.6 billion Euro**
- Mutual funds: 31%
  - Unit & Index linked: 67%
  - other: 2%
- **Composition of the bancassurance volumes by legal entities:**
  - CR Firenze: 79%
  - other banks: 21%
  - others: 1%
- **Insurance product factory** for Findomestic Group (creditor protection insurance – CPI)

Euro million

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

GRUPPO BANCA CR FIRENZE

B.U. : Corporate Center

Corporate Center	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	-8,1	-8,0	-6,7	-5,7%
Total income (value adjustments included)	58,9	56,6	71,4	8,1%
Administrative expenses	-15,2	-15,2	-5,4	-29,4%
Net operating income	50,4	41,4	66,0	16,8%
Net income	16,9	11,6	31,6	39,6%
Cost / Income ratio	25,8%	30,4%	9,0%	n.a.
RORAC	3,5%	2,4%	4,3%	+80 bps

Euro million

- **Increase efficiency: 140 units headcount reduction**
- **Credit quality improvement vs 2005**
- **Income from companies accounted with the equity method: +15 million in 2008 (mainly from Findomestic, Centro Leasing, Centro Factoring)**
  - Findomestic will close 2006 lower then expected (below 2005 level). 8% net income growth is expected in 2007 and 2008
  - As at 2008 the net income contribution of Findomestic will be at 25%

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

2008 Targets by Business Unit



Total Income
Net Income
Equity
2005: inner circle - 2008: outer circle
Retail
Corporate & Private Bkg.
Finance
Wealth Mng.
Corporate center

	2008E	RETAIL	PRIVATE Bkg. & CORPORATE (too affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
Interest margin	676	453	149	2	48	-7
Total income (value adjustments included)	1.110	733	209	43	54	71
Administrative expenses	-645	-509	-105	-11	-14	-5
Net operating income	427	224	103	31	45	24
Net income	240	128	63	21	32	32
DIRECT FUNDING	18.363	13.598	3.131	864	0	769
INDIRECT FUNDING	21.405	14.439	6.943	23	0	0
LENDING	17.984	9.606	7.608	475	0	295
FUNDS UNDER MANAGEMENT					7.265	
VOLUMES (bancassurance)					3.484	
Cost / Income ratio	55,4%	66,6%	43,4%	26,1%	25,6%	-9,0%
RORAC	14,8%	24,8%	14,6%	21,1%	38,5%	4,3%

- **When plan targets will be attained:**
  - Loans volume increase will foster the growth of the Corporate BU
  - Although predominant, the weight of Retail BU will decrease
- **Corporate Center net income contribution will increase due to**
  - Efficiency improvement
  - Credit quality improvement

Euro million

RECEIVED

2007 MAY 18 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCA CR FIRENZE

(Notice given pursuant to Article 131 of CONSOB Issuer Regulations)

Shareholders' Agreement relative to Cassa di Risparmio di Firenze S.p.A.

Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia, shareholders of Banca CR Firenze S.p.A., who had entered into a shareholders' agreement on 12 April 2006 - an extract of which was published in the daily "Il Sole-24 Ore" on 22 April 2006 - hereby inform that, following the share reverse split operation of the ordinary shares representing the company share capital which took place on 5 March 2007, the break down of shares which account for such agreement has been modified, as follows:

Shareholders	Number of shares	Percentage over the total share capital	Percentage of shares over the total number of shares contributed to the shareholders' agreement
Ente Cassa di Risparmio di Firenze	248,311,974	30.000%	79.789%
Fondazione Cassa di Risparmio della Spezia	32,398,176	3.914%	10.410%
Fondazione Cassa di Risparmio di Pistoia e Pescia	30,500,776	3.685%	9.801%
Total	**311,210,926**	**37.599%**	**100.000%**

29/3/07

BANCA
CR FIRENZE

Ente Cassa di Risparmio di Firenze, has instructed that the following announcement be released:

PRESS RELEASE

Following CONSOB's request, Ente Cassa di Risparmio di Firenze announces that its Board of Directors convened on 30 March 2007 and examined the press articles describing Ente Cassa di Risparmio di Firenze's position on the subject of the strategy adopted for the shareholding Banca CR Firenze S.p.A. The Board of Directors of Ente Cassa di Risparmio di Firenze examined the documents prepared by the consultants who had analysed the current alternatives on the subject. The Board has requested its own legal advisor to select concrete hypotheses to be submitted to Ente Cassa di Risparmio di Firenze, for evaluation and approval, in accordance with its Articles of Association. Furthermore, additional technical information has been requested on a specialised matter.

Florence, 30 March 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Leonardi	NOME / FIRST NAME	*Giuseppe*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Leonardi*	NOME / FIRST NAME	*Giuseppe*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
30/03/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	5,270	5.485	28,905.95	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							28,905.95		

3.4.2007

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													28,905 95		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see nota 2) and with the same modality (see nota 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SO = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Buccarelli*	NOME / FIRST NAME	*Paolo*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Buccarelli*	NOME / FIRST NAME	*Paolo*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION'	CODICE ISIN / ISIN CODE'	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT'	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)'	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION'	NOTE / NOTES
20/03/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	18,099	5.1097	92,480 4603	MERC-IT	stock option sott. sett 2006
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							92,480 4603		

21.3.2007

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													92,480 4603		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Mannaioni*	NOME / FIRST NAME	*Duilio*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Mannaioni*	NOME / FIRST NAME	*Duilio*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
16/03/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	36,325	5.2294	189,957.955	MERC-IT	stock option sottoscritte 09/2006
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							189,957.955		

20.3.2007

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													169,957,955		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quota di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - March 2007

MARCH 2007 - Banca CR Firenze (Parent company)				
Market	**Acquisition/Sale**	**No. of shares**	**Price**	**No. of transactions**
Milan	A[1]	72,500	2.5869	32
Over the counter	A	6,255	4.33	1

[1] Transaction completed before the stock reverse split operation (5 March 2007)

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last updated on 19 March 2007

Amendments following the share reverse split operation of the shares representing the share capital, completed on 5 March 2007, as per the resolution of the Shareholders' Meeting held the 27 April 2006

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 827,706,577.00** divided into **827,706,577** shares of a nominal value of **Euro 1.00** each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of **4,080,000** shares of a current nominal value of **Euro 1.00** each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **16 marzo 2007**, following the implementation of the above-described operation a total number of **2,795,028** shares had been issued..

~~The Extraordinary General Shareholders' Meeting held on 27 April 2006 authorized a share reverse split operation on the company share capital whereby the entitled shareholders will receive six new ordinary shares of a nominal value of Euro 1.00 for every ten shares of a nominal value of Euro 0.60 in their possession. This operation will begin after the completion of the free and paid in share capital increases, authorized by the same Shareholders' Meeting. The date of effect will be that of the commencement of the share reverse split operation and must take place within a period of time ranging from three months after completion of the paid in share capital increase until 27 July 2007. The Board of Directors has received the mandate to set the commencement date of the share reverse split operation, in compliance with regulators' directives, and all the other implementation methods foreseen by the provisions of laws and regulations currently in force.~~

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the "Official Gazette of the Italian Republic" under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary to submit to the bank's registrar, at least two days prior to the date of the meeting, the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they

possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. However, where several lists exist, at least one director must be appointed from the list that is second in the number of votes. The directors thus assigned to the majority list shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list or one single list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by the Statutory Auditors.

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers specifically foreseen in articles 2505 and 2505 bis of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

the determination of general management guidelines;

the appointment of the General Manager and of one or more Deputy General Managers and their revocation, removal or termination.

the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

the purchase and sale of its own shares;

the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

the approval of consolidated financial statements.

the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether permanent or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity and professionalism established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office. Persons who are Statutory Auditors for more than five Italian companies listed on Italian regulated markets, that are not part of the Banca CR Firenze Group, may not be appointed auditors.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

Unless unanimously resolved otherwise by a Shareholders' meeting, permanent members of the Board of Auditors shall be appointed on the basis of lists presented by shareholders according to the procedures indicated below.

Lists presented must indicate a minimum of three candidates, listed in numerical order. Each candidate may be proposed in a single list only, on penalty of ineligibility.

Shareholders registered in the shareholder's register at least 5 days before the date set for the initial shareholder's meeting and who, individually or together with other shareholders, represent at least 1% of shares with voting rights shall have the right to present a list. In order to demonstrate legal ownership of sufficient shares for presentation of lists, Shareholders must simultaneously provide the company's registered office with copies of the admission tickets issued by the custodians of their shares.

Each shareholder may only contribute to the presentation of one list. Where this provision is violated, all contributions to lists by the violating party shall be invalidated. Lists, duly signed by the parties that present them, must be filed with the company's registered offices at least 5 days before the date set for the initial Shareholders' meeting.

Together with each list and within the terms indicated above, each individual candidate must file a declaration accepting their nomination, assuming full responsibility, attesting to the absence of any reason for ineligibility, and compliance with the requirements set by the relevant regulations for such positions. The requirements set out in article 15, third paragraph, of these Articles must be fulfilled at least by the first and the third candidate of each list presented. Any list for presentation which has not complied with all the above provisions shall be considered as not presented.

Each party entitled to vote may vote for a single list only.

The two candidates of the list that has obtained the greater number of votes, and the first candidate of the list that has obtained the second highest number of votes shall be elected Statutory Auditors. The third candidate of the list that has obtained the greater number of votes, and the second candidate of the list that has obtained the second highest number of votes shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The first candidate of the list that has obtained the greatest number of votes shall be appointed Chairman. In the event that two or more lists have the same number of nominations, the most senior candidate shall be appointed. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the second most voted list will be made from the same second most voted list.

For the purposes of this article, shareholders in the same group, including every parent and subsidiary company, or company under joint control or related pursuant to article 2359 of the Civil Code, including pursuant to a syndicate agreement pursuant to article 122 of Legislative Decree no. 58 of 24 February 1998, must be considered as a sole shareholder and may not present more than one list.

Where no list is presented under the terms indicated, the Assembly shall appoint auditors by a relative majority of the Shareholders present at the Shareholders' meeting. In the event of presentation of a single list, statutory and alternate auditors shall be elected from the said list in the order in which they are listed. Where no minority list receives votes, the Board of Auditors shall be completed by a resolution adopted by a relative majority of shareholders present in the Shareholders' meeting.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by a relative majority of the Shareholders' Meeting.

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Article 20 – Financial Statement

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.



Findomestic in 2010

- **Higher profitability thanks to improved production mix**
  - the contribution of the direct channels shall be close to 60%
  - salary-guaranteed loans will become a standard offer element
  - The contribution importance of the POS channel will decrease the most
- **Higher efficiency: cost/income ratio around 42% (ex 47%)**


Stable contribution from SGL
25%
20%
25%
30%
Direct 55%
Direct 55-60%
4%
36%
2005
Volumes
2010E
POS
Personal loans
Cards
Vehicle
SGL
Reduced cost / income ratio
Sale force restructuring
Procedures adapted to the new direct acquisition methods
Introduction of advanced technical instruments for the management of credit recovery
Non-core procedures to be outsourced

Findomestic: How to Approach the Future

- **Findomestic will approve its new business plan at the beginning of 2007.**
- **The strategic development guidelines should...**

...stabilize its market share...	**...while preserving an adequate profitability level...**	**...thanks to a remarkable reduction of the customer acquisition cost...**	**...and to the preservation of a risk cost at level lower then that of the market** (it was half in 2005).

- **Development of direct acquisitions through:**
  - the **media channel**: more internet, TV, radio...
  - A **brokers network**
    - to reach geographical areas not currently covered by a branch and reduce fixed costs
  - Greater **investment in marketing** to acquire customers and to support brand recognition

- **Leadership preservation for the POS channel with a selective approach**
  - The channel remains an important source for customer acquisition but this should not be so at all costs
  - Greater use of credit card product

- **New products:**
  - a continued growth for the **CREDIAL** brand (a company operating in sub-prime, 100%-owned) → media channel
  - establishment of a **newco. for SGL** (salary guaranteed loans)
  - a continued high level of innovation in **credit card** products
  - others products **to be disclosed** at a later stage

GRUPPO BANCA CR FIRENZE

Expected Market Trends



Estimated YoY growth
SGL
Personal loans
Cards
2006E 2007E 2008E 2009E 2010E

High growth products



Estimated YoY growth
Vehicles
POS
2006E 2007E 2008E 2009E 2010E

Low growth products

2006-2010E CAGR

SGL* 23-24%

PERSONAL LOANS 19-20%

CARDS 15-16%

VEHICLES 6-7%

POS 2-3%



SGL is the only indirect channel to increase its weigth
43%
33%
12%
7%
23%
31%
16%
19%
Direct 39%
Direct 50%
2005
Volumes
2010E

- Indirect channels shall continue on the downward trend and their share shall continue to decrease over the total numbers of loans granted
- Direct channels shall continue their upward trend, in line with the past and with the market potential
- SGL is the *indirect* product that shall increase in share importance

Source: Internal forecast and Assofin figures
*SGL: Salary-Guaranteed Loans

GRUPPO BANCA CR FIRENZE

What Happened in 2005

BUSINESS TRENDS

- **In spite of the 2005 decrease in consumer consumption, the consumer credit market continued to grow because of Italian households low level of indebtedness:**
  - new business volumes +16%
  - average outstanding +30%
- **Growth was brisk for cards and salary-guaranteed loans (SGL). Personal loans still comprise a relevant portion.**
- **The average loan duration continues to stretch out in time**
  - < 3 mos 9% (10% in 2004)
  - 3 - 12 mos 22% (25% in 2004)
  - 12 - 60 mos 54% (53% in 2004)
  - > 60 mos 6% (4% in 2004)
- **High credit quality confirmed**
  - **gross NPLs +10%** (less then loans growth)
  - gross NPLs/gross loans 3.35%
  - **net NPLs -5%** thanks to increased coverage
  - net NPLS/net loans 1.33%

ECONOMICS

INTEREST MARGIN
- **Margin reduction was due to the shrinkage of spread as a consequence of increased competition**

COMMISSIONS
- **Commissions grew as a result of:**
  - more disintermediation
  - higher commissions earned on a greater number of ancillary products (insurance)

OPERATIVE COSTS
- **Growth in volumes allowed economies of scale; however these were insufficient to off-set the shrinkage of margins**

COST OF RISK*
- **The cost of risk decreased to 1.9% (ex 2.1%)**

NET INCOME
- **Reduced by 17 bps** (as % of average outstanding)

GRUPPO BANCA CR FIRENZE

Source: ASSOFIN-KPMG, "2005-2004 consumer credit market evolution". Sample composed of 72% of the Assofin members.
*Net loans adjustments/Gross average outstanding.

Recent Market Trends

New business volumes
(Italy*)



59%
56%
55%
51%
47%
43%
20%
18%
17%
16%
14%
12%
10%
13%
14%
18%
22%
23%
7%
9%
10%
11%
12%
16%
Direct 17%
Direct 39%
2000
2001
2002
2003
2004
2005
49%
42%
38%
32%
27%
20%
24%
29%
31%
36%
42%
41%
18%
20%
23%
23%
22%
28%
Direct 69%
(excluding vehicle financing)
Personal loans
Cards
POS
Vehicle
SGL**

- **The recent growth of direct channels over the indirect ones is due to:**
  - increased competition, particulary at large chain stores, due to the attractiveness of the business sector. Less know-how is requested from new operators
  - leaders concentrating more on direct, more profitable channels
- **The main players have been able to keep profitability and cost of risk stable thanks to their improved cross-selling capabilities and their improved expertise on the exploitation of their customer database**

* ASSOFIN, The Association of Italian Financial Companies

** SGL: Salary-Guaranteed Loans

GRUPPO BANCA CR FIRENZE

Consumer Credit in Italy



- **1984 – Findomestic** begins to operate in a greatly underdeveloped domestic market:
  - *indirect channels*
  - poor offer
- **The 1990s – Findomestic** develops the *direct channels*
  - personal loan
  - revolving credit card
- **The 2000s – Findomestic**'s four portfolio lines are now benchmarks providing:
  - risk diversification
  - high cross-selling opportunities
  - outstanding profitability



Point of sale
Customer
Financing company
POS, 50%
Vehicles, 50%
Customer
Financing company
Credit cards, 27%
Vehicles, 43%
POS, 22%
Credit cards 30%
Vehicles 25%
POS 20%
Personal loans 25%
New business volumes

POS - Point of Sale: medium and large chain stores

GRUPPO
BANCA CR FIRENZE

Consumer Credit

A Changing Business

2008 Targets by Business Unit



Total income
Net income
Equity
2005: inner circle - 2008: outer circle
Retail
Corporate & Private Bkg.
Finance
Wealth Mng.
Corporate center

	2008E	RETAIL	PRIVATE Bkg. & CORPORATE (too affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
Interest margin	676	483	149	2	48	-7
Total income (value adjustments included)	1.110	733	209	43	54	71
Administrative expenses	-645	-509	-105	-11	-14	-6
Net operating income	427	224	103	31	45	24
Net income	240	128	63	21	33	32
DIRECT FUNDING	18.363	13.590	3.131	864	0	760
INDIRECT FUNDING	21.408	14.439	6.943	23	0	0
LENDING	17.984	9.606	7.608	475	0	295
FUNDS UNDER MANAGEMENT					7.265	
VOLUMES (bancassurance)					3.484	
Cost / Income ratio	55,4%	66,6%	43,4%	26,1%	25,6%	-9,0%
RORAC	14,8%	24,8%	14,6%	21,1%	38,5%	4,3%

Euro million

- **When plan targets will be attained:**
  - Loans volume increase will foster the growth of the Corporate BU
  - Although predominant, the weight of Retail BU will decrease
- **Corporate Center net income contribution will increase due to**
  - Efficiency improvement
  - Credit quality improvement

GRUPPO BANCA CR FIRENZE

B.U. : Corporate Center

Corporate Center	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	-8,1	-8,0	-6,7	-5,7%
Total income (value adjustments included)	58,9	56,6	71,4	8,1%
Administrative expenses	-15,2	-15,2	-5,4	-29,4%
Net operating income	50,4	41,4	66,0	16,8%
Net income	16,9	11,6	31,6	39,6%
Cost / Income ratio	25,8%	30,4%	9,0%	n.a.
RORAC	3,5%	2,4%	4,3%	+80 bps

Euro million

- **Increase efficiency: 140 units headcount reduction**
- **Credit quality improvement vs 2005**
- **Income from companies accounted with the equity method: +15 million in 2008 (mainly from Findomestic, Centro Leasing, Centro Factoring)**
  - Findomestic will close 2006 lower then expected (below 2005 level). 8% net income growth is expected in 2007 and 2008
  - As at 2008 the net income contribution of Findomestic will be at 25%

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

GRUPPO BANCA CR FIRENZE

B.U. : Wealth Management

WEALTH MANAGEMENT	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	35,4	35,4	48,3	10,9%
Total income (value adjustments included)	47,0	40,2	53,7	10,1%
Administrative expenses	-11,8	-11,8	-13,8	5,2%
Net operating income	35,2	28,4	39,9	12,1%
Net income	30,0	25,8	32,4	7,9%
FUNDS UNDER MANAGEMENT			7.265	
VOLUMES (bancassurance)			3.484	
Cost / Income ratio	25,1%	29,4%	25,6%	-38 bps
RORAC	36,4%	31,3%	38,5%	+72 bps

CRF GESTION INTERNATIONALE SA (mutual funds)

- **2005 managed funds: 6.5 billion Euro**

CENTROVITA (bancassurance)

- **2005 volumes: 2.6 billion Euro**
- Mutual funds: 31%
  - Unit & Index linked: 67%
  - other: 2%
- **Composition of the bancassurance volumes by legal entities:**
  - CR Firenze: 79%
  - other banks: 21%
  - others: 1%
- **Insurance product factory** for Findomestic Group (creditor protection insurance – CPI)

Euro million

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

GRUPPO BANCA CR FIRENZE

Retail Banking: 2008 P&L account

RETAIL	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	384.5	362.6	483.3	10.1%
Total income (value adjustments included)	607.5	565.6	733.4	9.0%
Administrative expenses	-458.4	-447.6	-508.8	4.4%
Net operating income	149.1	117.8	224.5	24.0%
Net income	86.5	67.4	128.2	23.9%
DIRECT FUNDING	12,049	11,788	13,598	4.9%
INDIRECT FUNDING	12,566	11,863	14,439	6.8%
LENDING	8,402	7,660	9,606	7.8%
Cost / Income ratio	71.3%	74.7%	66.6%	-810 bps
RORAC	18.3%	15.8%	24.8%	+900 bps

- **59 new branch openings some of which in unison with the financial advisors network**
  - the acquisition of about 12,000 new customers
  - a further 13,000 new customers acquired thanks to specific targeted actions
- **6 new specialised mortgage-loans centers openings**
- **21 new branch openings in Romania**
- **Improvement of the customer-retention ratio and of the share of wallet**
- **Increase in the cross-selling ratio, in particular, for high-potential customers**
- **Special focus on:**
  - mortgage loans
  - personal loans jointly marketed with Findomestic
  - pension schemes and insurance products

Euro million

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

GRUPPO BANCA CR FIRENZE

Retail Banking: BCRF Romania S.A.


Growth = 21
more branches
BUCAREST
▲ Current branches
● 2006-2008 branch openings

- As at 31/12/2005 the network recordered 9 branches. The network currently consists of 11 branches (Satu Mare, Timisoara, Constanza, Crajova and 7 in Bucharest).
- Strengthening the position in the area thanks to 30 branches (19 within 2006)
- Expanding the retail customer base in Bucharest and in the principal cities
- Supporting Italian-Romanian enterprises
- Hiring roughly 160 people
- Steadfast growth, profitability and synergies with the group

GRUPPO
BANCA CR FIRENZE

Retail Banking - 4

- **There is a penetration gap of personal loans, insurance products, mortgage loans and revolving cards compared to the domestic banking sample**

– **Product penetration index***



7.5%
4.6%
10.7%
2.6%
14.0%
10.3%
5.8%
1.2%
Insurance products
Personal loans
Mortgage loans
Revolving cards
BCRF
ABI sample

- **In the 2006-2008 period our company endeavours shall be concentrated on intensifying the following:**
  - **Retirement savings products**: creation of a specialised team which will be focused on the subscription of individual and collective *pension schemes*
  - **Insurance products**:
    - Specific insurance products designed by Centrovita (bancassurance)
    - Protection products
  - **Mortagage loans centers**: using the special-purpose branches as reference points for all indirect channels (Internet, brokers, real estate agencies, financial advisors)
  - **Personal loans & revolving cards**: joint-marketing agreements with Findomestic for the launch of advertising campaigns and for the commercialisation of their own new products (salary-guaranteed loans)

* Product penetration on customers acquired during 2005

GRUPPO BANCA CR FIRENZE

Retail Banking - 3

- **Individual customers who are Internet channel users are the most satisfied.**
  - the loss ratio is lower than the BCRF mean while the cross-selling ratio is higher



6.0%
4.7%
4.46%
5.28%
Loss ratio
Cross-selling ratio
BCRF individual
Internet BCRF individual
Customers satisfaction level
6.4
6.2
6.7
6.8
Current accounts
Savings products
Mortgages & personal loans
Internet channel
3 < level > 8

- **Small business customers who use the Internet channel achieved the highest satisfaction level.**



Turnover< 1.5
(Euro mil.)
7.7%
4.7%
5.42%
3.40%
Loss ratio
Cross-selling ratio
1.5 <Turnover < 2.5
(Euro mil.)
7.7%
4.7%
5.42%
3.40%
Loss ratio
Cross-selling ratio
Segment avg.
Internet users

GRUPPO BANCA CR FIRENZE

Retail Banking - 2

RETAIL CUSTOMERS RATIOS: 2005 FIGURES & CHANGE VS.2004



Acquisition ratios
+0.8%
+0.1%
+1.7%
+0.8%
BCRF
ABI sample
Individuals
Micro business
Loss ratios
-1.0%
-0.9%
-1.0%
+0.7%
Cross-selling ratio
+0.03%
+0.02%
+0.03%
+0.08%

- Customer satisfaction in the retail unit is good.
- The cross-selling ratio is growing thanks to a greater use of *Customer Relationship Management* (CRM) tools.
- It is necessary to increase the customer acquisition figure. This will be achieved by opening new branches and by implementing strong development projects in the territories where branches already operate.

Sources: ABI surveys (ABI – Association of the Italian Banks)

B.U. : Retail Banking



Core business area
Italy
12.5%
12.2%
12.1%
12.1%
11.9%
1.63%
1.63%
1.64%
1.65%
1.67%
2001 PF
2002 PF
2003
2004
2005



Rome
Bologna
1.35%
1.59%
1.60%
1.67%
2.02%
0.14%
0.42%
0.95%
0.82%
1.55%
2001
2002
2003
2004
2005



19
6
6
7
21

BRANCH MARKET SHARE: Italy & core business area, new areas

- **The business unit strategy:**
  - To defend the market share in the core business area strenthening our placing power
  - To build up the market share in new areas
- **Between 2006 and 2008 about 8% of BU employees will retire and a younger staff will step in to replace them.**
- **As at 31 December 2005 there were a total of 3,377 employees**

GRUPPO BANCA CR FIRENZE

Corporate & Private Bkg. : 2008 P&L account

CORPORATE & PRIVATE BKG. (SME & top affluent)	2005 PF	2005 (forward looking*)	2008	2005-2008 CAGR
Interest margin	90.0	**111.9**	**148.8**	**10.0%**
Total income (value adjustments included)	114.0	**146.3**	**209.1**	**12.7%**
Administrative expenses	-70.8	-81.5	-105.4	**9.0%**
Net operating income	43.2	**64.8**	**103.7**	**17.0%**
Net income	27.6	**40.7**	**62.8**	**15.6%**
DIRECT FUNDING	2,279	**2,541**	**3,131**	**7.2%**
INDIRECT FUNDING	5,166	**5,868**	**6,943**	**5.8%**
LENDING	4,065	**4,807**	**7,608**	**16.5%**
Cost / Income ratio	49.1%	**45.7%**	**43.4%**	**-230 bps**
RORAC	11.6%	**14.4%**	**14.6%**	**+20 bps**

- **About 10 new Corporate Centers and 10 new Private Bkg. Centers are to be opened, mainly for other banks in the Group**
  - Customers switched from retail branches
- **Customer acquisitions and relationship improvements**
- **Strengthening the Corporate Finance unit**
- **Greater focus on the mid-corporate segment and on Corporate segment market share regaining:**
  - exploiting the opportunities coming from Basel II
  - improving our position in the mid/long term loans section
- **Identifying and managing the *best clients:***
  - Greater exposures for the best-class ratings
  - Reduced exposure for the worst classes
  - A better mix between profitability and cost of risk

Euro million

* The 2005 figures have been restated hypothesizing that all other banks of the Group have completed their switch to the new commercial model.

GRUPPO BANCA CR FIRENZE

Corporate: best clients

TARGETED SHARE of WALLET (SoW)


BCRF's share of wallet/amount granted
70%
60%
50%
40%
30%
20%
10%
0%
Rating classes A1-A4
B1-B4
B5-B8
C1-C2
Micro
Medium corporates
Large corporates
Solid line: targeted SoW
Dotted line: current SoW

- **Customer relationship improvement**
- **Less risky customers: increase of the share of wallet thanks to**
  - opportunities coming from Basel II
  - better positioning in the mid/long term loans section
- **Targeted share of wallet depending on the size of the customer (managing the multi-banking risk)**

GRUPPO BANCA CR FIRENZE

Corporate

- On average, companies with a rating that is above B6 create value.
- Value extraction opportunities exist in the intermediate rating classes through the encrease of the exposure .
- Therefore, exposure towards the worst classes will be reduced.



Loan portfolio by rating
100%
40%
20%
0%
A1 A2 A3 A4 B1 B2 B3 B4 B5 B6 B7 B8 C1 C2
Amount granted
Amount utilized
Amount utilized/granted (%)



Customers distribution by EVA
EVA > 0
EVA < 0
Risk adjusted total income
EVA
Customers by rating



EVA per customer (avg.)/Rating class
A1 A2 A3 A4 B1 B2 B3 B4 B5 B6 B7 B8 C1 C2

GRUPPO BANCA CR FIRENZE

B.U. : Corporate & Private Bkg.





- **Alongside the management of the corporate customers, the bank also manages entrepreneur's assets through the Private Banking Centers:**
  - As at 31 December 2005 the bank's business area consisted of 15 Corporate Centers and 12 Private Banking Centers (total 339 employees)
  - operators concentrating more on direct, more profitable channels
- **Development opportunities exist in those territories where no branches are operating. To seize these opportunities, the commercial business model of the parent company will be applied to the other banks of the Group.**
- **Between 2006 and 2008 about 13% of BU employees will retire and a younger staff will step in to replace them.**

GRUPPO BANCA CR FIRENZE

2008 Targets Breakdown



+8.7%
1.110
+4.4%
864
645
+9.6%
29+9
38
+17.5%
151
+12.4%
25+10
35
+17.2%
240
Total income
Total costs
Provision & other net costs
Income taxes
Minorities
Net income
2006-2008 plan effect
2005 figures:starting point
CAGR

- **Net profit will increase in 2008 compared to 2005 totalling Euro 91 million**
- **The average yearly growth of revenues will reach 8%**
  - Net interest margin +10%
- **Strongly curbing costs**
  - Cost/income ratio at 55% (ex 61%)
  - Personnel expences +4.1%
  - Other net operating costs +4.9%
- **Upkeeping the credit quality level**
  - 2005 adjustment derives from FTA adjustments
  - 2006-2008 loans provisions will have a stable weight of about 30-33 bps per year

Euro million

GRUPPO BANCA CR FIRENZE

2008 New Main Targets

		2005*	2008
GROWTH	Net Income (euro million)	149	240
QUALITY OF CUSTOMER RELATION	ROE	12.8%	14.7%
	Cost / Income ratio	61.4%	55.4%
COST CONTROL	EVA (euro million)	62	116
	EPS	0.131	0.175
MULTI-CHANNEL APPROACH	Tier 1 ratio	4.8%	6.0%
	Total capital ratio	8.6%	9.0%
	Net NPL ratio	1.12%	1.23%

•The 2005 figures have been adjusted to include the transfers of Cerit and S.R.T. stakes (tax collection) to Riscossione Tributi Spa, the addition of Banca C.R. Firenze Romania to the Group and the transfer of all the management functions of the IT services to Infogroup Spa.

GRUPPO BANCA CR FIRENZE

2006-2008 Macroeconomic Scenario



Interest rates
Interest rates (old)
GDP
2.40%
3.80%
3.75%
3.80%
3.00%
3.25%
3.00%
0.1%
1.7%
1.3%
1.4%
2005
2006E
2007E
2008E

- The market spread increase on short term volumes ranges from 4.5% for 2005 to 4.7% in 2008.
- In the medium-long term class, there is substantial stability.

	2005	2006	2007	2008
GDP				
Tuscany	0.1	1.7	1.2	1.4
Umbria	0.3	1.7	1.5	1.6
Latium	0.4	1.6	1.2	1.4
Emilia Romagna	0.1	2.0	1.5	1.7
Liguria	0.2	1.5	1.2	1.3

	2005	2006	2007	2008
Italy (%)				
Household exp.	0,1	1,7	1,3	1,4
Domestic demand	0,4	1,4	1,5	1,5
Corporate investments	-1,4	4,3	2,7	3,2
Export	0,7	5,5	2,6	3,7
Price index	2,0	2,2	1,8	2,0

	2005-2008 CAGR
(%)	
Lending	7,3
Direct funding	4,0
Indirect funding	3,2

2005 B.U. Contribution: a closer look

	2005 FY	RETAIL	PRIVATE Bkg. & CORPORATE (top affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
Interest margin	506.0	384.5	90.0	4.1	35.4	-8.1
Net commissions & result of the insurance operations	301.4	249.3	48.8	10.9	3.5	-11.2
Dividends & financial transactions gains - Net	71.8	0.7	0.0	0.7	1.3	69.1
Result of financial assets and liabilities	43.3	8.5	5.2	13.8	6.8	9.0
Gross total income	922.5	642.9	144.0	29.6	47.1	58.9
Value adjustments to loans & other financial assets	-58.8	-35.5	-30.0	0.0	0.0	6.7
Total income	863.7	607.5	114.0	29.6	47.1	65.5
Administrative expenses	-566.7	-458.4	-70.8	-10.6	-11.8	-15.1
Net operating income	297.0	149.1	43.2	19.0	35.2	50.4
Provisions for risks & charges	-17.1	-3.1	-0.1	0.0	0.0	-13.9
Other costs and revenues from ordinary activities	-12.1	6.0	-0.7	-0.2	5.1	-22.4
Income from activities whose sale is pending	0.9					
Income from current operations before taxes	268.7	152.0	42.4	18.8	40.3	14.1
Income taxes	-93.5	-65.5	-14.8	-5.7	-10.3	2.9
Minority interest	-25.9					
Net income	149.3	86.5	27.6	13.1	30.0	16.9

Euro million

GRUPPO BANCA CR FIRENZE

2005 Business Unit Contribution

- Half of the net income is generated by the Retail B.U.
- The result achieved by the Corporate Center comprises the contribution of Findomestic which accounts for 35% of Total Net Income with ca 300 Mln equity absorption and a 14.8% Rorac.
- All Business Units create value, however, there are opportunties to increase the contribution of the Private Bkg & Corporate B.U.



Total income
Net income
Equity
71%
13%
3%
5%
8%
49%
16%
8%
17%
10%
35%
34%
17%
8%
5%
Retail
Corporate & Private Bkg.
Finance
Wealth Mng.
Corporate center

	2005 PF	RETAIL	PRIVATE Bkg. & CORPORATE (top affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
Cost / income ratio	61.4%	71.3%	49.1%	35.9%	25.1%	25.8%
RORAC	12.6%	18.3%	11.6%	12.0%	36.4%	3.5%
RORAC - Cost of equity*	5.1%	10.8%	4.1%	4.5%	28.9%	-4.0%
DIRECT FUNDING	15,959	12,049	2,279	864		767
INDIRECT FUNDING	17,732	12,566	5,166	0		0
CUSTOMER LOANS (**)	13,146	8,402	4,065	475		204
ASSET UNDER MGNT					6,531	
VOLUMES (BANCASSURANCE)					2,675	

Figures as at 2005 FY (*) 2005 Cost of equity: 7.5% (**) For regulatory purposes 50% of Findomestic's RWA have to be included

GRUPPO BANCA CR FIRENZE

Business Units Composition

	RETAIL	PRIVATE Bkg. & CORPORATE (top affluent & SME)	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTERS
FULLY CONSOLIDATED					
Banca CR Firenze	✓	✓	✓		✓
CR Pistoia	✓	☑	✓		✓
CR della Spezia	✓	☑	☑		✓
CR Orvieto	✓	☑			✓
CR Civitavecchia	✓	☑			
Banca CR Firenze (Romania)	✓				
CRF Gestion Internationale				✓	
Centrovita				✓	
Infogroup					✓
Perseo Finance (SPV)					✓
CRF Mutui (SPV)					✓
Immobiliare Nuova Sede					✓
GE.FI.L.		✓			
CITY LIFE					✓
EQUITY CONSOLIDATED					
Findomestic Banca Group					✓
Centro Leasing					✓
Centro Factoring					✓
Immobiliare Novoli					✓

☑ : Customers to be switched to different Business Units once the commercial model will be applied to other banks in the Group.

GRUPPO BANCA CR FIRENZE

2005 Proforma Figures: our starting point

	2005	Tax collection (out)	BCRF Romania (in)	Accounting changes	2005 PF
Interest margin	502.9	-1.0	2.1		506.0
Net commissions & result of the insurance operations	332.3	31.8	0.9		301.4
Dividends & financial transactions gains - Net	71.8	0.0	0.0		71.8
Result of financial assets and liabilities	42.8	0.0	0.5		43.3
Gross total income	949.8	30.8	3.5		922.5
Value adjustments to loans & other financial assets	-56.4	2.1	0.0	-0.3	-58.8
Total income	893.4	32.9	3.5	-0.3	863.7
Administrative expenses	-625.9	-30.0	-3.5	32.7	-566.7
Net operating income	267.5	2.9	0.0	32.4	297.0
Provisions for risks & charges	-17.2	-0.1	0.0		-17.1
Other costs and revenues from ordinary activities	20.2	-0.5	-0.4	-32.4	-12.1
Income from activities whose sale is pending					0.9
Income from current operations before taxes	270.5	2.3	-0.4	0.0	268.7
Income taxes	-95.6	-2.1	0.0		-93.5
Minority interest	-25.9	0.0	0.0		-25.9
Net income	149.0	0.2	-0.4	0.0	149.3
ROE	12.7%				12.8%
COST / INCOME ratio	65.9%				61.4%
Branches	529		9		538
Corporate Centers	15				15
Private Bkg. Centers	12				12
Employees	5,769	-210	130		5,689

Euro million

GRUPPO BANCA CR FIRENZE

An update on Key Issues

- **New starting point**
  - The 2005 net income was reported at Euro 149 million over the previous Euro 171 million after the implementation of the Bank of Italy's new directives on the subject of fiscal treatment of real estate revaluation
  - The impacts of IAS/IFRS are clearer now.
- **A shareholders equity variation**
  - Final result of the share capital increases:
    - no. 1,378,621,589 shares / Euro 827,172,953
  - The equity increase accounted in 9M 2006 is due to non-distributed net income. Specifically, the SPIMI stake disposal has provided a one-off net contribution of Euro 89 million.
- **The new macroeconomic scenario**
  - The 2006-2007-2008 interest rates are 50 bps higher
  - As Group assets are very sensitive to rate changes, these have impacted positively
- **Achieved targets**
  - Staff turnover is higher then expected
  - CR Mirandola merged in Banca CR Firenze
  - The tax collection business has been sold (CERIT & SRT)
- **Findomestic 2006 net income will be slightly lower then expected**

GRUPPO BANCA CR FIRENZE

Vision and Mission

The Business Plan encompasses the company's Vision and Mission

- **Vision**
  - A solid, competitive group strongly customer-oriented, tending towards value creation, sustainable in time, and incessantly growing in terms of organic momentum and innovation. All of which made possible thanks to the acknowledged wide network, the firm link with its business territories and the expansion towards the adjacent ones.
- **Mission**
  - Offering our customers professionalism, multiple solutions and distinct product excellence through the bank's distribution and operations models which coherently meet customers' own demands and feature competitive, risk-adequate pricing.
  - A reference point for the local economy's growth.
  - Integrity, transparency and social responsibility accomplished by a sound and prudent business management.

GRUPPO BANCA CR FIRENZE

2006 – 2008 Strategy


2003
2004
2005
2006
2007
2008
2003 – 2005
Commercial Segmentation
2006 – 2008
Growth & Efficiency

- An increase in profitability - sustainable in time - made possible by an important rise in total financial assets and by a strong support to enhance specialised financial services which are accessory to the traditional banking activity (consumer credit, bancassurance, pension schemes, leasing and factoring)

GRUPPO
BANCA CR FIRENZE


Banca CR Firenze Group Structure
CRF Foundation 42,0%
Sanpaolo 18,6%
BNP Paribas 6,5%
Market 21,6%
Others 3,6%
CRP&CRS Foundation 7,6%
Retail Banking
Asset Management
Local Tax Collection
IT Services
Consumer credit & Financial Services
Banca CR Firenze
100% Infogroup
100% Citylife
60% CR Pistoia
51% CR Civitavecchia
73,6% CR Orvieto
68,1% CR Spezia
56,2% BCRF Romania
51% Centrovita
80% CRF Gestion Int
100% Gefil
50% Findomestic
43,5% Centro Leasing
47,7% Centro Factoring
Scope of consolidation
GRUPPO
BANCA CR FIRENZE

GRUPPO
BANCA CR FIRENZE

2006-2008 Business Plan Update

Lino Moscatelli
Managing Director

KEPLER EUROPEAN MIDCAP FINANCIALS CONFERENCE
London - November 30, 2006

BANCA
CR FIRENZE

Comunicato stampa

FINDOMESTIC BANCA - APPOINTED AN ARBITRATOR

Banca CR Firenze announces it has notified today to Cetelem S.A. of the BNP Paribas Group the appointment deed (the serving of which by a bailiff is in progress) of Professor Berardino Libonati as arbitrator nominated by the party Banca CR Firenze and invited the same Cetelem S.A. to appoint an arbitrator as foreseen by Article 9 of the Consolidation Agreement. This arbitration procedure has been opened to resolve the divergence which has arisen following Cetelem's 19 March 2007 declaration on the exercise of its call option for a further 1% of the company capital of Findomestic Banca SpA. Banca CR Firenze deems the option exercise is not founded on valid contractual and legal assumptions.

Cetelem must appoint its own arbitrator within thirty days; otherwise, the Chairman of the Florence Court will proceed to appoint an arbitrator. Within twenty days from the appointment of the second arbitrator, the arbitrators of the two parties will appoint jointly a third arbitrator which will act as Chairman of the procedure. If the third arbitrator is not appointed, the Chairman of the Florence Court will again proceed to appoint one.

Florence, 10 April 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

- **FINDOMESTIC BANCA SPA: PUT OPTION EXERCISED**
- **CENTRO LEASING BANCA SPA: CONTROL STAKE ACQUIRED**

The Board of Directors of Banca CR Firenze convened on 19 March 2007 to discuss the call option exercised by Cetelem S.A. for a 1% stake of **Findomestic Banca S.p.A.** and has reiterated its belief that there are no contractual and legal grounds for the validity of the option exercised by the BNP Paribas Group. Banca CR Firenze had already acted on such issue and had notified to Cetelem S.A. the appointment deed of arbitrator Professor Berardino Libonati acting on behalf of Banca CR Firenze S.p.A. and had invited Cetelem to appoint their own arbitrator in the arbitration proceeding that is to resolve on the validity of the contract clauses pertaining to the call option, on the nullity and/or ineffectiveness of the said option and, in any event, on the breach of the obligations stated in the Consolidation Agreement by Cetelem S.A.

However, in the rebuted hypothesis that Cetelem should have the right to exercise its call option, Banca CR Firenze Board of Directors, as defined in the Consolidation Agreement, has resolved to exercise its put option for the whole 50% of Findomestic Banca S.p.A. share capital, thereafter notifying Ente Cassa di Risparmio di Firenze of its put option exercise. Ente Cassa di Risparmio di Firenze could decide whether or not to exercise the pre-emption right on the Findomestic Banca 50% stake, as stated in the Consolidation Agreement.

The exercise of the put option will be void if, for whatsoever reason, Cetelem's call option exercise shall be declared void and/or ineffective and/or cancelled.

During the same meeting, seen the positive results obtained by **Centro Leasing Banca S.p.A.,** made possible also thanks to the contribution of the other shareholder BNP Paribas Lease Group in the course of the past years, Banca CR Firenze Board of Directors has acknowledged BNP Paribas Lease Group's will to sell its stake in Centro Leasing Banca in light of BNP Paribas Group's articulate strategy in Italy. Following these considerations, the Board of Directors of Banca CR Firenze resolved to authorise the signature of a contract for the purchase of 43.54% of the share capital of Centro Leasing Banca S.p.A. at a maximum price per share of EUR 5.50, equal to a total amount of ca. EUR 75 million, basically corresponding to a valuation of the company in line with its book value (P/BV ca. 1x).

Florence , 12 April 2007

Centro Leasing Banca Spa
2006 consolidated results as approved by the Board of Directors

(EUR milion)

Total Assets:	3,381.60
Share Capital:	110.70
Book Value:	163.10
Net income:	6.40

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

Between March 19th and April 4th,2007, 590,489 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,297,066.00	828,297,066	1.00	827,706,577.00	827,706,577	1.00
Ordinary shares *(full entitlement) Coupon n° 1*	828,297,066.00	828,297,066	1.00	827,706,577.00	827,706,577	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on April 12, 2007.

Florence, 13 April 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

CENTRO LEASING BANCA S.P.A.:

SIGNED THE PURCHASE CONTRACT FOR 43.54% OF THE SHARE CAPITAL

Following the 12 April 2007 press release on the same subject , Banca CR Firenze announces that it has signed a contract with BNP Paribas Lease Group for the purchase of 43.54% of the share capital of Centro Leasing Banca S.p.A.

The total price of 74,899,962.50 Euro corresponds to the purchase of 13,618,175 ordinary shares at a price of 5.50 Euro each. The sale will be finalised and the amount will be paid within ten days from receipt of the latest of two pending authorisations, specifically, the go-ahead from Banca of Italy and that of the Antitrust Authority.

Florence,16 April 2007

Centro Leasing Banca S.p.A.
Consolidated 2006 figures approved by the Board of Directors *(in million Euro)*

Total Assets	3,381.60 Euro
Share Capital	110.70 Euro
Book Value	169.50 Euro
Net income	6.40 Euro

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Ordinary and Extraordinary Shareholders' Meeting

1st Call - 26 April 2007

2nd Call - 7 May 2007

Report with respect to the agenda items

Ordinary and Extraordinary Shareholders' Meeting
26 April 2007
Directors' Report Dep. Just. Decree 437/1998

Introduction

The Department of Justice Decree No. 437 of 5 November 1998 stipulates that: "given the duty of publicity in accordance with legal or regulatory requirements, directors of companies [with shares listed in regulated markets] should issue a public report, detailing proposals concerning items on the agenda, available at the registered office and at the stock market management company at least 15 days prior to the date scheduled for the shareholders' meeting".

This report will therefore examine agenda items, giving brief consideration to items for which proposed to the shareholders' meeting by the directors themselves backed by suitable reports and with the support of full documentation according to the instructions contained in specific regulations, to which reference can be made for further examination where necessary.

Extraordinary Meeting

The extraordinary meeting shall examine a series of proposals to modify the articles of association in order to adequate it to the evolution of the regulatory framework since the last variations, approved by the extraordinary meetings of April 2004 and of December 2005.

On the grounds and content of the proposals the company drafted an illustrative report, pursuant to article 72 of the Issuer Regulations.

In particular the main innovations are:

- the notice of shareholders' meetings will be published on a national daily newspaper instead of the Official Gazette;
- the nomination modalities, by means of voting lists, of the Board of Directors and of the Board of Statutory Auditors were adjusted to regulatory provisions;
- the Board of Directors was assigned the power to deliberate, in lieu of the shareholders' meeting, the demerger of subsidiaries owned at 90% and over;
- the company introduced the management position with responsibility for the preparation of the company's accounts and established the related professional requirements.

Ordinary Meeting

1) Year-end financial statements and consolidated financial statements as at 31 December 2006; Directors' Report on Operations; Board of Statutory Auditors' Report; relevant and consequent resolutions

The company and consolidated financial statements, approved by the Board of Directors at the meeting held on 26 march 2007, shall be made available to the public at the registered office and at the Borsa Italiana S.p.A. (Italian Stock Exchange) and shall also be published on the respective Internet sites within 90 days of year-end closure, as stipulated in article 82 of the CONSOB Issuer Regulations.

The Board of Statutory Auditors' report and the independent auditor's report shall likewise be made available to the public within the legally specified term.

Reference is made to the aforesaid documentation for each item concerned.

Summarising, individual net earnings for the 2006 financial year amount to approximately EUR 240 million, on the basis of which the Board proposes the distribution of a dividend of EUR 0.10 per share. Consolidated net earnings amounted to approximately EUR 271 million. The company adopted the new IAS/IFRS accounting principles since the financial year 2006 for both the individual and the consolidated financial statements, while last year the new accounting principles were adopted only for drafting the consolidated financial statements.

2) Authorisation for the purchase and sale of own shares

A specific report has also been compiled for this item, detailing the content and reasons for the directors' proposal, in accordance with the provisions of article 73 of the Issuer Regulations.

The proposal for the next shareholders' meeting is in line with those already scheduled and approved in previous years, with two main differences:

1) the maximum limit of shares that can be held, currently 9 million, will be raised to 10 million, also in consideration of the increases of the amount of share capital of recent years;
2) authorisation is also requested to arrange for own shares to be allocated to support extraordinary operations, in consideration of the fact that during the year 2006 there was a first experience in such matter, with the assignment to the minority shareholders of CR Mirandola S.p.A. on the occasion of share swaps to be completed in concomitance with the incorporation of CR Mirandola itself, and that this tool was useful and effective.

3) Appointment of the Board of Statutory Auditors by means of voting using lists of candidates; relevant and consequent resolutions.

The current Board of Statutory Auditors, nominated by the shareholders' meeting at the time of approval of the 2003 financial statements, is at the end of its three-year term of office. Nomination of the new Board is therefore required, with its mandate to expire at the time of the shareholders' meeting to approve the financial statements for the year ended 2009.

Nomination is based on the list of candidates deposited by shareholders owning, also jointly, a total of at least 1% of share capital.

The methods of election will be governed by the current provisions stipulated in article 16 of the articles of association, provided for prevailing legislation in force.

It should be noted that under the law previous to 262/2005 the Board of Statutory Auditors' nomination methods were of statutory institution while, after the entry into force of the above law, it is Consob that should issue the implementing provisions for the mechanisms of election, by means of voting lists, of a standing auditor by part of the minority shareholders. The new regulations provide that also the president of the Board shall be nominated among the auditors elected by the minority shareholders.

In the extraordinary meeting a complete revision of the nomination modalities of the Board of Statutory Auditors governed by article 16 has been proposed, in order to adjust to the profoundly changed regulatory framework.

Furthermore, it will be necessary to determine the amount of the Statutory Auditors' remuneration for the duration of the three-year term. It should also be noted that the shareholders' meeting that nominated the current Board of Statutory Auditors approved a yearly remuneration of EUR 66,000 for the President and EUR 44,000 for the other standing members, besides the insurance for public liability of the members of the Board of Statutory Auditors under the same terms and same conditions provided for the Directors. Based on the provisions of the articles of association the

Statutory Auditors are also rewarded with presence tokens for the meetings of the Administrative Bodies, of the same nature of those provided for the Directors, other than the reimbursements, also forfeit, of the expenses supported following their duties.

4) Decisions after the cooptation of a Director pursuant to article 2386 of the Italian Civil Code

On occasion of the ordinary meeting of 27 April 2006 the company renewed the Board of Directors for the three years ending with the approval of the 2008 financial accounts. Of the elected members Prof. Pier Giovanni Marzili, that for years brought to the company his precious contribution of academic of corporate strategy and of professional, was confirmed in his assignment.

On 3 September 2006 Prof. Marzili passed away and during the reunion of 2 October the Board of Directors, following approval of the Board of Statutory Auditors, nominated Dott. Federico Vecchioni to the BoD of the Bank as his substitute. The new Director was born in Padua in 1967 and is the owner of an important agricultural firm in Massa Marittima (Grosseto). He chairs the national General Confederation of Italian Agriculture and the Chamber of Commerce of Grosseto.

On the basis of the provisions of article 2386 of the Italian Civil Code, the shareholders' meeting is called to approve his status of member of the BoD.

Florence, 26 March 2007
Banca CR Firenze S.p.A.
Board of Directors

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Ordinary and Extraordinary Shareholders' Meeting

1st Call - 26 April 2007

2nd Call - 7 May 2007

Proposal for trading the bank's own shares

Report on the authorisation proposal to purchase and sell the bank's own shares.

Following a proposal of the Board of Directors, the Shareholders' Meeting held on 27 April 2006 passed a resolution - as per articles 2357 and 2357-ter of the Italian Civil Code and art. 132 of 24 February 1998 Legislative Decree no. 58 - authorising the bank to trade its own company shares, within specific limits. The expiry date for the validity of the authorisation was set at the date of approval of the 2006 financial statements and, in any event, no later than 18 months from 27 April 2006. Similar resolutions were passed by the ordinary Shareholders' Meetings held in previous years.

Last year's authorisation was issued for two different purposes.

The first purpose, for which the authorisation was also issued in previous years, concerns the activity carried out to sustain continuity and liquidity in tradings of its own company shares, in the interest of the majority of shareholders, and to limit, on the very short-term, any anomalous price fluctuations.

A limited use of this faculty was made during the first years of listing, which were at times characterised by a certain sluggishness in tradings.

Recently, due to a greater company visibility on the market and with institutional investors in particular, the quantity of transactions and share performance have increased significantly. Consequently, the company deemed it appropriate to further limit transactions on its own shares to equalisation purposes. As at 31 December 2005 and at 31 December 2006, the bank did not hold its own company shares nor did it trade any such share in 2006. Nevertheless, shareholders are called to vote on the proposal to renew the authorisation to purchase its own shares in the future, if strictly necessary.

Last year, for the first time, the Shareholders' Meeting authorised the company to dispose of its own shares in order to support the merger of Cassa di Risparmio di Mirandola S.p.A. Banca CR Firenze S.p.A. had the authority to assign to eligible CR Mirandola minority shareholders Banca CR Firenze S.p.A. shares in exchange for the CR Mirandola ones. The shares for merger purposes were drawn from the treasury shares portfolio instead of allotting newly-issued shares. For this transaction, 23,144 shares of a nominal value of EUR 0.60, equivalent to 13,886 current shares of a nominal value of EUR 1.00, were purchased during the month of June 2006 and allotted to CR Mirandola minority shareholders on occasion of the merger effective 1 July 2006.

Having verified the usefulness of this tool, the resolution to be proposed to shareholders is to grant a broader authorisation in support of extraordinary transactions, following the model of many Italian listed companies.

The authorisation to be ratified is for a maximum number of 9 million shares held of a EUR 1.00 nominal value, following the reverse share split operation.

Taking into consideration the share capital increases registered in 2006, this proposal calls for changing the limit to 10 million shares, equal to approximately 1.2% of share capital, and, therefore, in full compliance with the limit of 10% of share capital set by art. 2357, sub-paragraph 3 of the Italian Civil Code.

In any event, transactions will not be aimed at reducing the share capital through the annulment of shares in hand.

The Shareholders' Meeting is called to vote on a resolution proposal authorising the trade of the bank's own ordinary shares, for the purposes described above and in conformity with the above-mentioned regulations. The authority to be conferred to the Board of Directors shall comprise the faculty:

- to purchase the bank's own company shares on the exchange market pursuant to current stock market regulations and brokerage procedures and, in any event, within the limits provided for by CONSOB's acknowledged Market Practices and according to the operating procedures defined by Borsa Italiana S.p.A., which do not allow the direct trade of purchase proposals together with prearranged sale proposals. Purchases shall be made up to the maximum limit of shares in hand set at 10,000,000 shares of a nominal value of EUR 1.00 at a minimum price not below 20% of the reference price and not higher than 10% of the reference price recorded by the shares in the Stock Exchange session of the day prior to each individual purchasing transaction; the counter-value of shares in hand may not, in any event, exceed EUR 50,000,000;
- to sell, in observance of current stock market regulations and brokerage procedures and, in any event, within the limits provided for by CONSOB's acknowledged Market Practices, all or a part of the bank's own shares held subsequent to the above-mentioned transactions on the exchange market at prices, in any event, no less than 5% lower than the reference price recorded by the share in the Stock Exchange session of the day prior to each individual sale transaction;
- to proceed with the sale of the bank's own company shares held, to be exchanged for shareholdings, goods or activities and/or within the scope of extraordinary financial transactions, in compliance with regulations governing such transactions and both national and international best practices on the subject;
- to set the duration of the authorisation granted, i.e. until the Shareholders' Meeting that shall approve the 2007 financial statements and, in any event, no later than 18 months from the date of the Shareholders' Meeting that approved the 2006 financial statements.

The purchase of the maximum amount of shares authorised would imply, as mentioned, an investment of EUR 50 million, for which the available reserves in the balance sheet are fully sufficient, as per art. 2357, sub-paragraph 1of the Italian Civil Code.

No subsidiary is authorised to purchase Banca CR Firenze S.p.A. shares, as per art. 2359-bis of the Italian Civil Code.

Banca CR Firenze S.p.A.
The Board of Directors

Florence, 26 March 2007

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Ordinary and Extraordinary Shareholders' Meeting

1st Call - 26 April 2007

2nd Call - 7 May 2007

Report with respect to the Corporate Governance

INFORMATION ON CORPORATE GOVERNANCE AND ON COMPLIANCE WITH THE CODE OF CONDUCT FOR LISTED COMPANIES

Since it was listed in July 2000, Banca CR Firenze S.p.A. has complied with the Code of Conduct for listed companies adopted by the Italian Exchange, considering it to be a valid guide for corporate governance and identifying with its suggestions, some of which have indeed subsequently also been adopted by the legislator.

This report examines the overall functioning of the corporate governance system, comparing it with the recommendations provided by the Code approved in March 2006, even though, as pointed out in the report, adaptation to the new version of the Code is still in progress.

After an introductory chapter on the ownership structure and the main regulations applicable to the governance of the company, the issues associated with the single articles of the Code are presented one by one; a paragraph of the report is provided for each article of the Code. Each paragraph provides suggestions on the principles or criteria of the Code that have not yet been fully implemented and the relative reasons, in accordance with the well-known approach of "comply or explain" that must represent a guideline for the information provided by listed companies on compliance with codes of conduct.

For purposes of the preparation of the report, that is part of the information submitted to the shareholders' meeting as provided by the regulations applicable to the markets organised and managed by Borsa Italiana S.p.A. (the Italian Exchange), one has in any case also considered the guidelines issued with reference to the previous version of the Code by Borsa Italiana S.p.A. and by Assonime.

Introduction - Corporate structures and governance of the company

The principal regulations applicable to the governance of the company are set forth in the Articles of Association.

In December 2005 particular provisions were introduced, on the initiative of the company's majority shareholder - the Ente Cassa di Risparmio di Firenze, hereinafter also referred to as "Ente" - in order to assure that the position of the Ente within the company could by no means be defined as one of control, as this situation would be incompatible with the regulations on banking foundations.

In particular, the articles of association provide that banking foundations and, if applicable, the aggregate of parties connected to them, may not exercise voting rights in ordinary shareholders' meetings to an extent exceeding half of the entirety of the shares that participate, at any given time, in the meeting.

Furthermore, a complex system for the election of the Board of Directors by means of voting by lists of candidates has been introduced.

The system of voting by lists for the appointment of the Board of Directors has anticipated some provisions of law 262/2005 on the "safeguard of savings", such as the need for a representation of the minorities and the presence of independent directors.

The regulations governing the presentation of the lists first and foremost establish that each shareholder or aggregation of shareholders, such as groups of companies or shareholders' agreements, may present a single list; to present said list it is in any case necessary to possess

at least 2.5% of the share capital. The list must be presented and published at least 10 days before the shareholders' meeting, and must contain at least two independent directors.

As to the election method, the system provides that the number of directors chosen from the various lists shall be determined by adopting, as a basic rule, the well-known, tendentially proportional method of quotients.

This rule is subject to the following exceptions:

- half of the directors to be elected plus two shall in any case be reserved for the list that is first in terms of number of votes expressed, unless said list has been presented only by banking foundations, in which case it shall only be entitled to half of the directors to be elected,
- to safeguard the minorities, one director shall in any case be reserved for the list that has arrived second,
- also in this case, on the basis of an approach aimed at recognising the minorities, a maximum of three directors may be assigned to the minority lists, but the directors of lists affected by this restriction, that would otherwise have been entitled to an appointment, shall be assigned to the immediately following minority list that has elected at least one director, and so on until all lists have been included in the calculation; only in the absence of further lists shall one return to assign the directors included in the majority list.

The directors to be elected shall, as a rule, be chosen from the lists on the basis of their order, i.e. from the top down. There are some exceptions also to this rule. In particular, one cannot choose directors appointed by banking foundations from the majority list to an extent exceeding half of the directors to be elected. Moreover, at least two directors taken from the majority list, and one for each minority list that has succeeded in electing three directors, must meet the prerequisites of independence set forth by the law and by the Code.

Consequently, if the sequence in which the candidates are listed should not result in a Board featuring this composition, the candidates appearing further down on the list shall be taken into consideration until the composition of the Board meets the requirements set forth by the articles of association.

As to other aspects, the discipline of the articles of association shall be aligned with the regulations provided by the law concerning banks and listed companies.

New proposals for the modification of the articles of association aimed at adapting the latter to the latest evolutions of the regulations, in particular law 262/2005 and Legislative Decree 303/2006, shall therefore be examined by an extraordinary shareholders' meeting, to be held simultaneously with the one summoned for the approval of the financial statements of 2006. Said proposals are illustrated in the special directors' report. The most important modifications concern the manner of appointment of the Board of Statutory Auditors, that must be adapted to the new provisions of laws and regulations.

As to the structure of the company, the following tables summarise the interests of the principal shareholders at the closing of the financial year of 2006.

Shareholder	no. shares	quota
Ente CR Firenze	579,089,943	41.998%
Intesa Sanpaolo S.p.A.*	256,497,774	18.602%
BNP-Paribas S.A.	90,023,800	6.529%
Fondazione CR Spezia	53,996,960	3.916%
Fondazione CR Pistoia e Pescia	50,834,627	3.687%
Gruppo Banca CARIGE	34,566,245	2.507%
SOFIBAR (CR Ravenna) S.p.A.	15,025,000	1.090%
Others (Market)	298,810,586	21.671%
Total	**1,378,844,935**	**100%**

* The holding was owned by Sanpaolo IMI S.p.A. which, as of 1 January 2007, has been subject of the well-known merger with Banca Intesa S.p.A.

The holdings of institutional investors are, in view of their nature, comprised in the item Others (Market). Among them, a particularly significant role is played by those held, also through subsidiaries, by Fidelity International Limited, an investment fund management company belonging to the Fidelity Investment group, and by Julius Baer Investment Management Llc, whose respective quotas must, on the basis of the notifications sent in accordance with art. 120 of the Consolidation Act for Financial Intermediation, be considered to be comprised, at this point in time, between 2% and 5%. In March 2007, pursuant to article 120 of the Consolidation Act for Financial Intermediation, Fidelity Investments announced that its stake in Banca CR Firenze had decreased under the 2% mark. These two holdings witness the important role played by institutional investors within the context of the company structure; the latter comprise a significant part of the quota represented by floating shareholders, that was created in 2000 as a result of the listing of the company.

Since the shareholders' agreement stipulated in 1999, and subsequently renewed on several occasions, between the 3 principal shareholders Ente Cassa di Risparmio di Firenze, Sanpaolo IMI S.p.A. and BNP Paribas S.A., terminated for all effects and purposes in 2005, a new inter-company agreement with a duration of three years has been stipulated between the self-same Ente, that has conferred 30% of its share capital to the agreement, and the Foundations CR Spezia and CR Pistoia e Pescia, that have conferred their entire holdings. The 30% quota conferred by the Ente corresponds to the maximum extent in which, in accordance with the provisions that were in force at the moment of stipulation and that have subsequently been abolished, the self-same Ente could exercise voting rights in the shareholders' meetings, ordinary and extraordinary.

Exhaustive information on the contents and manner of functioning of the Pact can be found in the special excerpt, that may also be consulted at the Internet site of Consob, in the section dedicated to the company.

Finally, reference is made to the articles of association and the regulations governing the shareholders' meeting; also these documents are available on the company's Internet site, for any necessary in-depth studies on the subject of company governance.

1) Role and operation of the Board of Directors

The Board of Directors plays an essential role for the management of the Bank, by performing duties of strategic orientation and organisational coordination, both for the self-same bank and for the Banca CR Firenze Group.

As a result of the law provisions specifically referred to the banking sectors, and the provisions of the articles of association, a considerable extent of the decision-making powers within the bank are centralised and deferred to the Board of Directors.

This contributes to make the Board perform the functions described in art. 1 of the Code in relation to the Bank.

The organisational configuration of the Group, characterised by a considerable centralisation of functions on the part of the Parent Company, as well as the discipline issued by the Parent Company for the exercise of the activities of direction and coordination, contribute to create a situation where the Board of Directors of the Parent Company performs the functions set forth by art. 1 of the Code in relation to the Group as a whole, and its essential components. Within the Group, one may define as subsidiaries of strategic importance in accordance with the Code, the Casse di Risparmio (savings banks) of Spezia S.p.A. and of Pistoia e Pescia S.p.A. and Centro Vita Assicurazioni S.p.A.

It would be appropriate to dwell on the theme of the conferment and exercise of delegations and on that of particularly important operations.

The articles of association of the company first and foremost indicate, in art. 12, operations that by virtue of their very nature are to be considered of such importance that they may not be delegated.

The internal structure of management delegations is above all documented by the resolutions by means of which the Board has assigned management powers to the Executive Committee, the last of which was passed on 15 May 2006, when said body was re-appointed.

It is essential for the transparency and correctness of the company activities that decision-making administrative powers have been entrusted to a collective board, subject to the same operating regulations as the Board of Directors, rather than to a single Managing Director. The General Manager, who represents the top management of the company structure, is responsible for executing the resolutions passed by the collective boards.

The President shall announce, on a quarterly basis on the occasion of the Board meetings, the subjects discussed by the self-same Committee, providing every clarification the Directors may request.

The internal regulations of the company, approved by the Board of Directors, that discipline the main areas of business activities, such as for instance the disbursement of credits, the assumption of financial risks, external expenses and measures concerning the personnel, shall supplement the dictates of the articles of association, introducing a system of management delegations organized on the basis of the nature of the operations and their entity, also in this case deferring particularly important operations to the spheres of competence of the Board, or the Executive Committee.

Beyond said provisions by regulations that, as pointed out, in any case form a system characterised by a marked centralisation of power, entrusted to the collective administrative bodies, the identification of particularly important operations is entrusted to the prudent

appreciation of the bodies entrusted with such tasks; the latter are in any case obliged to submit exhaustive reports on their actions to the parties conferring their delegations.

The management of the Bank and the Group is centred on the formulation of three-year plans and annual budgets, documents that are approved by the Board of Directors and that not only formalise quantitative targets but also provide programs of actions in order to reach them, and on a continuous verification, on the part of the Board of Directors, of the relative progress. The plans are moreover updated whenever the circumstances should make this advisable. In this context it may be remarked that the plan for the three-year period 2006-2008, approved by the Board of Directors in March 2006, was updated to take the changed macroeconomic scenario into account during the Board meeting held on 13 November 2006.

Art. 10 of the Articles of association establishes that the Board shall meet once a month as a rule, and the actual frequency of the meetings complied with the provisions set forth in the articles of association. However, the financial year of 2006 has been characterised by the fact that 18 meetings have been held, also because it has been necessary to resolve on proposals for operations concerning the share capital.

The average attendance of directors in 2006 has been 77.23%, and 75% solely with regard to independent directors.

As to the provisions set forth in criterion 1.C.3. we deem that, also in view of the fact that the composition of the Board represents an aggregate of contributions originating from very heterogeneous environments, in which the mechanisms aimed at safeguarding the representation of minority shareholders play a particularly important role, it would not be advisable for the Board to restrict the number of appointments. The Board considers, in any case, that every director has made an adequate contribution to the self-same Board. The commitments assumed in other contexts do not affect the role performed in favour of Banca CR Firenze, and contribute to enrich the baggage of experiences of the Director, something the Bank itself may benefit from.

2) Composition of the Board of Directors

The current Board of Directors was appointed for another three-year mandate during the shareholders' meeting for the approval of the annual financial statements of 2005, in accordance with the voting system described in the foregoing point.

During the meeting the list that obtained the most votes was the one presented jointly by the three Foundations that have signed the shareholders' pact and by SO.FI.BA.R. S.p.A. (subsidiary of Cassa di Risparmio di Ravenna S.p.A.), while the list presented by Sanpaolo IMI S.p.A. ranked as number two, and that of BNP Paribas S.A. number three.

The result has been the following composition of the Board of Directors

Director	**Appointed by**	**Independence**
Aureliano BENEDETTI (President)	Ente Cassa di Risparmio di Firenze	NO
Piero ANTINORI (Vice President)	Ente Cassa di Risparmio di Firenze	YES
Pio BUSSOLOTTO	SANPAOLO IMI S.p.A.	NO
Sergio CECCUZZI	SOFIBAR SpA	YES
Jean CLAMON	BNP PARIBAS S.A.	NO
Alessio COLOMEICIUC	Fondazione Cassa di Risparmio di	YES

	Pistoia e Pescia	
Pier Giovanni MARZILI	Ente Cassa di Risparmio di Firenze	NO
Massimo MATTERA	SANPAOLO IMI S.p.A.	NO
Matteo MELLEY	Fondazione Cassa di Risparmio della Spezia	NO
Giuseppe MORBIDELLI	Ente Cassa di Risparmio di Firenze	NO
Antonio PATUELLI	SOFIBAR SpA	YES
Giuseppe SPADAFORA	BNP PARIBAS S.A.	NO
Francesco TARANTO	SANPAOLO IMI S.p.A.	YES
Riccardo VARALDO	Ente Cassa di Risparmio di Firenze	YES

Prof. Marzili passed away on 3 September 2006; during the meeting held on last 2 October the Board of Directors resolved, with the approval of the Board of Statutory Auditors, to appoint Dr. Federico Vecchioni as member of the Board of Directors of the Bank, as his replacement.

Reference is made to the attached tables for detailed information on the composition of the Board and the Committees set up within it (Attachment 1) and for information on the positions held by the Directors in other companies (Attachment 2).

In accordance with the provisions of criterion 2.C.1 of the Code, the members of the Executive Committee should be qualified as executives if no Managing Director has been appointed.

It has been considered unnecessary to comply with this requirement, considering that, as the duties of the Committee only consist of making decisions, the positions held by its members differ from that of a managing director, a figure that is normally continuously present on the company premises and who is entitled to liaise directly with the external business contacts of the company.

Also the manner in which decisions are passed by the Committee differs from the one characterising a managing director; as pointed out above, it is based on the collective method, by the presence of the Board of Statutory Auditors and by the possibility to retrace the preparatory materials and the decisions that have been made.

3) Independence of the Directors

As anticipated in the foregoing points, the current Board of Directors has been elected in accordance with the provisions set forth in the articles of association, that establish that it must be specified whether each candidate meets the prerequisite of independence as set forth by the Code. The candidates have referred to the new version of said code.

Actual compliance with said prerequisites, as well as those of respectability and professionalism set forth by the regulations applicable to listed companies and banks, has been examined by the Board during the meeting following its entry upon office. The Board has confirmed the information provided by the Directors during the phase of candidacy.

The Board has then re-examined the matter on the occasion of the verification of the prerequisites of Director Dr. Vecchioni who was appointed in October 2006; it has then considered it once again during the meeting held after the publication of Legislative Decree

303/2006, that established that directors who no longer meet the prerequisites of independence if declared at the moment of their appointment shall lose their office, and again during the meeting held to approve this report.

These valuations have also been made with regard to the members of the Executive Committee, as it has not been considered necessary to consider their position equivalent to that of directors acting as true executives, also in view of the advisability of assuring the presence of at least one independent director within the Committee.

Some Directors who were considered independent while the previous version of the Code was in force are to be considered as non-independent under the new version, due to the fact that they have held the office of director for more than nine of the last twelve years. They include the President of the Board of Directors - Dr. Aureliano Benedetti.

Moreover, Directors Prof. Morbidelli, Accountant Bussolotto, Dr. Mattera, Dr. Clamon and Dr. Spadafora are not to be considered as independent, confirming the judgement formulated in previous years, due to the current or past relations between said directors and the shareholders Ente CR Firenze, Intesa Sanpaolo S.p.A. (previously Sanpaolo IMI S.p.A.) and BNP Paribas S.A.

The same considerations apply to the position of Attorney Melley, newly appointed, who is also President of the Fondazione Cassa di Risparmio della Spezia, a shareholder that, as mentioned in the introduction, is one of the signatories of an shareholders' agreement enabling the shareholders to jointly exert considerable influence on the Bank.

The office of Dr. Ceccuzzi has been subject of special attention; on the appointment of the Bank, he holds the position of President of the associated company Centro Leasing Banca S.p.A., which has significant business relations with the self-same Bank. Pursuant to the letter of the Code (Criterion 3.C.1. letter c), offices entailing the capacity of "important representative" in such companies (and these figures comprise the President of the Board of Directors) would imply the existence of an indirect bond between the CR Firenze Bank and the Director, and the prerequisite of independence would thus no longer be met. However, the self-same Code, also in this case leaving it up to the Director to appraise the situation by considering the substance rather than the form, expressly provides that it is possible to depart from the rule, considering a director "who holds the office of non-executive president in a parent company or subsidiary" as independent "in case he has received said appointment by virtue of being "super partes".

It has been deemed feasible to adopt said approach, and in particular, also in this case essentially in compliance with the principles of the Code, in relation to positions held in associated companies with significant business relations. It has consequently been considered feasible to consider Dr. Ceccuzzi as independent.

Dr. Vecchioni has not been considered independent, at the moment of the appointments, since his economic activities have benefited from the financial support of the Bank.

The remaining Directors are to be considered independent as they do not have any relations, directly or indirectly, with the Bank or with entities connected to the Bank, liable to affect the independence of their judgement.

This is confirmed by the reports and declarations made by the Directors themselves at the moment of their appointment and by the appraisals made by the Board.

Also the credit lines stipulated by the directors, their relatives and their subsidiaries with the company, subsidiaries or banking shareholders of reference have been examined; said relations

have been appraised in the light of the concrete possibility that they may give rise to dependencies.

As in previous years, when the previous version of the Code applied, it must be pointed out that some directors are shareholders of the Ente Cassa di Risparmio di Firenze, a banking foundation of an associative nature. Said connection is not of an economic nature, and does not entail financial repercussions and has therefore been considered as incapable of interfering with the prerequisite of independence.

The meeting reserved exclusively for independent directors as provided by criterion 3.C.6. of the code has not been held, as one has not seen any reason to do so; for that matter, the Code does not specify any purpose in this regard.

4) Processing of corporate information

All the directors and statutory auditors are, in accordance with the regulations provided by the law, obliged to respect the confidentiality of documents and information acquired within the context of the performance of their duties, with particular regard to privileged information.

Relations with the media shall take place through the competent departments of the Bank.

A procedure has been approved by the Board of Directors and formalised by notifications sent directly to the interested parties concerning the timely diffusion of price-sensitive information whenever the prerequisites for this should be met. The General Manager is entrusted with the task of identifying the information that should be subject to said discipline, and to approve the relative announcement, prepared by investor relations.

5) Board of Directors - Internal Committees

Attachment 1 provides information on the composition of the Board and its internal Committees, the meetings held during the year and the participation of the members. The only Committee of those indicated by the Code that has been set up for the moment is, as mentioned below, the one dedicated to Remuneration. It has been set up and operates in accordance with the recommendations of the Code.

6) Appointment of directors

As mentioned in the foregoing, the discipline of the articles of association for the appointment of directors has been adapted to the regulations of the law that provide election by voting on the basis of lists of candidates; this method was applied on the occasion of the last re-appointment of the Board, that took place during the shareholders' meeting for the approval of the financial statements of 2005.

Even if the articles of association do not expressly provide this, the parties presenting lists have in any case enclosed the curricula of the candidates, duly considering also the fact that the regulations applicable to the banking sector provide prerequisites of professionalism for directors. The company has thus been able, as provided by the Code, to diffuse the lists presented with profiles of the candidates through its Internet site.

The time limit provided by the articles of association for presentation of the list is fixed as ten days before the date of the meeting, rather than 15 days as provided by the Code in its Criterion 6.C.1. The time limit of 10 days appears congruous and is adapted to the

shareholders' need to have access to the latest information on the financial statements before presenting a definitive list of candidates for the office of director.

The provisions of the articles of association, promoted by Ente CRF, guarantees an important representation in favour of the other shareholders through a tendentially proportionate system of assigning Directors to the lists. The Board of Directors may not, as opposed to in other contexts, present lists. Also in view of this context, characterised by particularly rigorous regulations aimed at safeguarding the various prerogatives of the shareholders, there are not yet elements sufficient to consider the creation of an Appointment Committee with the functions set forth by the Code in any way gainful.

7) Remuneration of Directors

The remuneration of members of the Board of Directors, even if they are also members of the Executive Committee, is not related to company results, in accordance with the non executive nature of the roles. With regard to the remuneration of some members of Top Management a constituent variable based on results is present. Incentive schemes have been introduced for managers at the head of certain functional areas which relate part of the salary to the achievement of specific, pre-arranged targets for each area.

A significant part of the General Manager's remuneration, in particular, is related to the achievement of profitability targets for the Bank.

Furthermore the awarding of stock options to managers of the company and other companies within the Group was decided on by the Board of Directors, using the special authorisation granted to the Board at the Extraordinary Meeting on 27 March 2000.

The Remuneration Committee was renewed on the occasion of the Board's renewal. Councillors Prof. Marzili, Dott. Ceccuzzi and Sig. Taranto were invited to participate, as independent members as provided for by the Code. Following the death of Prof. Marzili, he was replaced by Dott. Vecchioni, and also on the Committee.

The Committee met twice during 2006. At the first meeting, following the reconstitution, proposals to the Board were drawn up, for the calculation of commissions for the President and Vice President together with those for Board Members who were assigned other roles, in particular those relating to participation on the Risks Committee and the Supervisory Body pursuant Legislative Decree 231/2001. The members of the Remuneration Committee, if directly involved, through being members of the Risk Committee or the Supervisory Body, did not participate in the related discussions and decisions.

These proposals were endorsed by the Board and approved by the Board of Statutory Auditors, as provided for by law, at the next board meeting.

At the second meeting the Remuneration Committee examined closely the remuneration policies of Top Management and the processes of the reward system of Banca CR Firenze S.p.A. and of other banks within the Group

8) Internal control system

The internal control system represents an important aspect of company life as banks are obliged to comply with the specific discipline for the sector issued by Banca Italia, which carries out checks on its application.

The concept of an internal control system adopted by the Supervisory Instructions for banks, is similar, although more extensive, to that referred to in the Code.

In this regard it may be useful to mention the responsibilities assigned to the Board of Directors by the aforementioned regulations, which:

"- approves strategic trends and risk management policies. The board must be aware of the risks to which the bank is exposed, and be acquainted with and approve the procedures by means of which such risks are identified and evaluated;

- approves the bank's organisational structure; ensures that roles and responsibilities are assigned in a clear and appropriate manner with particular regard to the delegation processes and subjects them to review if deemed necessary; provides control procedures for the delegated powers

- verifies that top management defines the internal controls structure consistent with the risk potential chosen; that the control functions have an appropriate level of autonomy with the overall structure; and that adequate resources are provided for correct operation;

- ensures the definition of a correct, complete and prompt information system;
- ensures that the functionality, efficiency and effectiveness of the internal control systems are periodically evaluated and that the board itself is informed of the control results; and that appropriate corrective measures are promptly implemented in the case of shortcomings or anomalies."

The system guidelines adopted by the Banca CR Firenze Group have been formalised in the "Outline of the Internal Control System of the Group" and in the "Regulation of Internal Auditing Activities", approved by the Parent Company's Board of Directors in December 2000, and subject to review, on each occasion at the Board's meetings, the latest of which was in October 2005, when the internal regulations where integrated with the provisions of Legislative Decree 231/2001 on the subject of administrative responsibility of incorporated Bodies, and in March 2006 with the first introduction of the compliance function.

The following fundamental principles merit particular attention:

- "the controls – an integral part of the company's daily activity – involve, with different roles, the Administrative Bodies, the Board of Statutory Auditors, Management and all personnel";
- "the internal control system must cover all risk typologies [...]. Particular attention is paid to the functions appointed to control by institution – not intervening directly in the industrial/productive processes – which are defined as:
  - controlling;
  - risk management;
  - internal auditing
- "The control processes in particular are set out as follows:
  - Line Controls implemented within the organisational and information procedures
  - Controlling for the protection of revenue and costs and continuous monitoring of the achievement of economic-asset objectives;
  - Risk Management for the assessment, monitoring and management of financial, credit and operational risks;

• Internal Audit, assigned to the Group Auditing and Control Department, for the evaluation of the appropriateness and effectiveness of control systems in addition to their monitoring and protection from other risks".

The Internal Audit function is carried out by a special structure called the Group Auditing and Control Department, reporting to the General Manager, composed of about 55 people whose mission is thus defined by internal rules:

- Ensuring constant checking and control of the rules and procedures for the safeguarding of the financial, economic and assets situation of the Group, by means of remote analysis and/or verifications in situ, aimed at identifying anomalous trends, violation of procedures and defects in the control system in addition to discrepancies in operational and managerial behaviour;
- Verifying compliance with rules, regulations and mandatory fulfilments and ensuring the suitability and updating of the control system;
- Monitoring the operation and effectiveness of the operational processes of information systems:
- Verifying the reliability and suitability of organisational structures and compliance within various operational sectors with the limits set out by the delegation processes;
- Providing necessary reporting with regard to the relevant records;
- Verifying the removal of discovered anomalies.

The Auditing Department is appointed annually by the Supervisory Body constituted in accordance with Legislative Decree 231/2001, referred to as Supervisory Body 231 and hereafter referred to as such, to carry out the activity of checking the conformity of behaviour with the Organisation and Management Model Legislative Decree 231/2001, in addition to the suitability of same with regard to regulatory and/or organisational/operational requirements.

The activities of Internal Audit are accompanied by a continuous and detailed reporting process to the Administrative Bodies and to Top Management according to a structured programme approved by the Board of Directors and which provides monthly reports to the Board of Statutory Auditors and four-monthly reports to the Administrative Bodies and to Supervisory Body 231, thus allowing the facility to periodically evaluate the efficiency of the internal control system in the various sectors. A detailed report on the results of the controls carried out is given to the General Manager, in addition to immediate notification of particularly serious issues.

The auditing body of Banca CR Firenze carries out its activities in a concentrated manner also with regard to the banking companies within the group, as provided for by outsourcing agreements with the Parent Company, thus providing Top Management, Administrative Bodies of the Parent Company, in addition to the Supervisory Bodies 231 of the individual banks with the necessary awareness of the suitability of the Internal Control system with regard to the risk profiles of the principal companies controlled.

Another characteristic element of the Group's Internal Control System is represented by the presence of the Risks Committee, a collective body composed of a representative from the Board of Directors - Prof. Marzili, subsequently replaced by Sig. Taranto - the General

Managers of all the Group's banks and by the functional managers of the areas most directly involved in the risk management processes. The representative from the Board of Directors reports to the Board on the results of the Risk Committee's decisions and evaluations.

In order to improve the overall controls structure and to prevent the possibility of sanctions provided for by legislative Decree 231/2001 being imposed on the Group's companies, which introduces into our regulations the new principle of "administrative responsibility" for incorporated bodies, in July 2004 the Board of Directors approved the setting up of a special project which was carried out with the involvement of a consultant of high standing.

The first phase of the project was concluded in December 2004, with the approval of the Organisation and Management Model finalised to incorporate, wherever necessary, the control system in relation to the specific provisions of the regulations concerned.

The Model consists of a General Part, dedicated essentially to the wording of the principles and a Special Part, which concerns the various cases in point for offences provided for by Legislative Decree 231/2001, referring to the Bank's so-called "sensitive areas" and prescribing rules of behaviour, the majority of which, however, are already included in the current company regulations.

The Organisation and Management Model, in relation to which an ongoing detailed activity of staff information and training is provided, has been extended to all companies within the Group.

As a fundamental element of the Model in question, on 24 January 2005, the Board nominated a Supervisory Body, required to verify the functioning, observance and updating of the model. This Body, the membership of which was reorganised on 2 October 2006 following the death of its President, Prof. Pier Giovanni Marzili, is currently composed of an independent and non executive Board member, Dott. Sergio Ceccuzzi, of the President of the Board of Statutory Auditors, of two well-know jurists in company and penal matters, - Prof. Avv. Francesco Corsi and Avv. Valerio Valignani – and the Manager of the Group Auditing and Control Department. The Supervisory Body met on 5 occasions during 2006.

With the integration of the Organisation and Management Model, following the decision of the Board of Directors on 19 December 2005, the regulation on the abuse of the market (Law no.62, April 18 2005) was put forward. This regulation also introduced into the sanctioning processes of Legislative Decree 231 the offences of abuse of privileged information and manipulation of the market.

The activity of integration of the Model, together with the regulatory provisions is followed on, in particular, by the implementation of the changes introduced by Law 262/05 of January 12 2006 (Law containing rules for the protection of savings and the control of financial markets).

During 2006, the Model, following controls on the bank's structures, was also the subject of detailed review activities, aimed at integrating more effectively the rules contained in the model itself with the operational procedures of the bank in order to guarantee the effectiveness of the company's processes on one hand and the precautionary measures in accordance with the aforementioned Decree. The Review of the Model was approved by the Board of Directors at the meeting on 19 February 2007.

The bank's organisational structures and operational processes are subject to continuous processes of adjustment to the developments which take place in the context of effectiveness and regulations of reference.

Such changes were particularly intense in recent times and engaged the bank significantly during the 2005-2006 two-year period and will bring other significant commitments during this year and next year.

Among the modifications in the regulatory context which quoted companies and banks must deal with and which have most impact on the Internal Control System the following must be mentioned:

- adoption of IAS/IFRS accounting principles
- introduction of the regulation on the administrative responsibilities of Bodies with regard to the commission of determined offences on the part of representatives and employees; in addition to the subsequent and continuous extension of the category of relevant offences in the regulation itself,
- introduction of the role of manager in charge of the drafting of company accounting documents and the associated responsibilities,
- transition to the new rules with regard to the identification and management of risks and the banks' asset prerequisites (Basel 2)
- imminent introduction of the Supervisory regulations of Banca d'Italia with regard to compliance with the rules, which will provide for the necessity to appoint the c.d., compliance officer.

A common characteristic of many of the regulations and modifications mentioned is the necessity to introduce guidelines, more or less binding, in relation to internal organisational structures, while providing for in particular, numerous structures, roles and control processes.

Banca CR Firenze S.p.A. has moved towards the adoption of more advanced solutions in this regard, aware of how the full effectiveness of the internal control system and an operation directed towards fairness and transparency are capable of generating value in the short-medium term for shareholders and more generally for all categories of stake-holders. Worthy of mention in the context of the adjustment to new Supervisory standards "Basel 2" is the adoption of a new project involving the introduction throughout the Group of more advanced credit risk assessment systems involving internal methods for rating assignments.

On the other hand the Bank has committed itself, always seeking greater effectiveness and efficiency, to the search for harmonisation and rationalisation of the different organisational demands, with particular regard to the multiplicity of roles and control functions mentioned above.

Among the hypotheses under review in this context is that of the creation of an Internal Control Committee, with the functions provided for by the Law, to be also coordinated with representatives and functions of the current Supervisory Body 231. The working hypothesis could be better stated with the adoption of definitive choices with regard to structures, processes and information flows relating to the compliance function, on the subject of which the regulation of reference will be issued in the near future.

The Internal Control Committee had not been previously appointed in consideration of the significant responsibilities imposed, as a whole, upon the administrative and control bodies by the Supervisory Regulation.

As regards the above, the process of compliance with the rules referred to in art. 8 of the Code is declared to be still in progress.

9) Interests of directors and operations with related parties

As a first step in the treatment of the subject of directors' interests and operations with related parties it is appropriate to mention the particular regulation which the c.d. "bank representatives" are governed by, that is those who carry out administration, management and control roles in the banks and companies within the Banking Group.

Art. 136 of Legislative Decree 385/1993 requires, for operations which include the undertaking of obligations of any nature with the bank, the precautionary adoption of a resolution of unanimous approval by the Board of Directors, in the absence of the interested party, with the approval of all Statutory Auditors. It is appropriate to underline that the rule imposes the intervention of the Board and the Statutory Auditors, departing from the ordinary deliberative powers assigned within the Company, for operations of any type.

The scope for application of such a rule, as a consequence of Law 262/2005, and modified by Legislative decree 303/2006, has been extended to include such companies with representatives in administration, management and control roles in addition to those in a control relationship with these companies. This effectively involved the application of such a rigorous procedure in almost all situations where the executives are holders of interests in accordance with art. 2391 c.c. and for a large part of the parties who make up the category of the Bank's related parties in accordance with IAS 24.

Outside of the cases under examination the executives and company structures work diligently to identify situations where there are interests involved on the part of executives. In particular, in the operations of assurance, the presence of credit interventions by other banking groups is indicated.

As regards operations with related parties, art. 12 of the Statute sets out above all that operations of significant importance, given their delicacy, are the exclusive responsibility of the Board of Directors.

Precise quantitative criteria to distinguish the level of significance of such operations have not yet been formalised. Reference is made principally to their type and therefore to the type of links being created for the company and to the timescale of selection. Thus, for example, all the operations within the participations sector and transactions regarding company divisions were subjected to judgement by the Board of Directors. For operations with a broader impact qualified external experts were brought in for the evaluation of the economic compliance of these operations, as provided for by the Code.

The Internal Control Committee did not intervene because, as stated, this body was not yet operational.

The operativeness with the banking shareholders of reference forms part of the strategic plan which connotes Banca CR Firenze S.p.A.

In November 1999, on the occasion of the transfer of capital shares by Ente Cassa di Risparmio di Firenze to Sanpaolo IMI S.p.A. and BNP Paribas S.A. and of the drawing up of the Shareholders' Agreement, Banca CR Firenze S.p.A. formalised outline agreements with the two members, and with companies belonging to their groups, which allow the bank to avail of their

specialist know-how. In particular it was provided that Sanpaolo IMI would assume the role of primary reference for the development of the activities of wealth management, project financing, investment banking and financing of large enterprises, while BNP Paribas would maintain the role of interlocutor of reference, principally for consumer credit, leasing, factoring and bank assurance.

Therefore the selection of the interlocutors in the operativeness with regard to the areas mentioned was directed, conditions being equal, by the agreements. The general outline agreement relating to such operational aspects expired however in March 2006 while some agreements stipulated for specific areas of activity remain in operation.

Outside of the circumstances mentioned the operations with related parties constitute a sporadic phenomenon in company life, but are managed however in full transparency and in accordance with regulations.

10) Statutory Auditors

At the shareholders' meeting for the approval of the financial statements for 2006, the three-year mandate of the current Board of Statutory Auditors will come to an end. The renewal will take place by means of voting for candidate lists by applying the current statutory rules, where they are not superseded by law regulations.

At the same meeting the proposals for the adjustment of the articles of association in line with the new regulation regarding the election of the Board will be discussed. The regulations of Consob which discipline the election procedure will be implemented in addition to the law regulation which assigns the presidency of the board to the candidate elected in the minority list. At the date of drafting of this report, and having examined the Regulation draft which the commission published during the course of public consultation preceding the issuing, Consob appears to be endorsing the recommendations contained in the Code on the transparency of procedures.

The subject of the limits of the plurality of offices of Statutory Auditors is now also subject to regulatory discipline on the part of Consob, in relation to which the necessary adjustments to the articles of association will be carried out.

The characteristics of autonomy of action and independence of the Statutory Board of Directors provided for by the Code are protected by the rules which govern its operation, including those specific to the banking sector which introduce direct links with the Supervisory Authorities, in addition to the personal characteristics of the auditors themselves.

The criterion provided in point 10. C.2. of the Code is not applied since one of the statutory Auditors is an employee of the Consorzio Studi e Ricerche Fiscali di Roma, part of the Gruppo Intesa Sanpaolo which also exerts considerable influence over the bank.

According to an interpretation given by the authorities, it is not possible, for listed companies, to provide for other causes of incompatibility for the appointment as Statutory Auditor other than those provided for by law. For this reason it did not seem opportune to propose a statutory modification to impose the possession of prerequisites of independence provided for by the Code.

On the application of criterion 10.C.4 of the Code it is mentioned that the discipline provided for by art. 136 of the Consolidation Act for the Banks is applied, in relation to Statutory

Auditors and also to directors. The observance of such a discipline on the part of the Statutory Auditors guarantees the fundamental compliance with the criterion in question.

Criterion 10.C.7 of the Code for the non establishment of the Internal Control Committee has not yet been applied but is, however, under consideration.

11) Relations with shareholders

With regard to what has been set out by art. 11 of the Code, the company has established an internal structure to carry out the functions of investor relations for the purpose of setting up dialogue with shareholders, in addition to institutional investors, based on the understanding of reciprocal roles.

Among the main information channels between the company and investors, current and potential, is the Investor Relations section of the company's website (http://www.bancacrfirenze.it), which, among other things, includes the names and addresses of the employees in the function. The English language version of the section of the website dedicated to Investor Relations has been activated, and contains the same information as the Italian version.

The Company considers that the shareholders' meetings can represent a valid opportunity for profitable dialogue between Administrative Bodies and shareholders and facilitates participation therein. However, it is deemed necessary to prepare in advance a list of potential participants, both for organisational reasons and in order to carry out checks on the shareholdings as required by the regulations. It is considered appropriate to request a period of two days preceding the meeting to process the request for participation at the meeting.

On the occasion of the meeting held in 2006 shareholders representing about 79% of capital participated. A significant presence of institutional investors and of small shareholders' associations was also recorded.

The ordinary shareholders' meeting on 27 April 2001 decided on the adoption of a special Regulation which disciplines the work of the meetings, as provided for in point 11.C.5 of the Code, with the aim of guaranteeing the orderly functioning of the meetings and the right of each shareholder to have a say in the topics under discussion.

In consideration of the current company structure, the guarantees given by the law, regulations and the articles of association, in their entirety, provide for the protection of minorities and are considered adequate and balanced in relation to the requirements which are common to all shareholders for the efficient and effective running of the company's activities.

Therefore, on this point, the Board does not consider it appropriate to propose changes to the articles of association.

Florence, 26 March 2007
Banca CR Firenze S.p.A.
Board of Directors

TABLE 1: STRUCTURE OF BOARD OF DIRECTORS AND COMMITTEES

Board of Directors					Executive Committee		Remuneration Committee	
Office	Members	independent	% attendance	Number of other positions *	member	% attendance	member	% attendance
President	Aureliano Benedetti	NO	100.00%	7	✓	95.45%		
Vice President	Piero Antinori	YES	77.78%	15	✓	85.71%		
Director	Pio Bussolotto	NO	83.33%	2	✓	86.36%		
Director	Sergio Ceccuzzi	YES	72.73%	6			✓	100%
Director	Jean Clamon	NO	22.22%	11				
Director	Alessio Colomeiciuc	YES	94.44%	-				
Director	Massimo Mattera	NO	88.89%	3	✓	81.82%		
Director	Matteo Melley	NO	90.91%	6				
Director	Giuseppe Morbidelli	NO	83.33%	2	✓	81.82%		
Director	Antonio Patuelli	YES	81.82%	13				
Director	Giuseppe Spadafora	NO	94.44%	3	✓	95.45%		
Director	Francesco Taranto	YES	54.55%	4			✓	100%
Director	Riccardo Varaldo	YES	54.55%	2				
Director	Federico Vecchioni	NO	33.33%	6			✓	n.a.**

Notes

*This column indicates the number of positions of Director or Statutory Auditor held by the interested party in other companies listed in regulated markets, including foreign ones, in financial, banking or insurance companies or companies of significant dimensions. Attachment 2 provides exhaustive information on the appointments.

** Dr. Vecchioni became part of the Committee after it had held both meetings that took place in 2006.

Other important information

All members of the Board of Directors are to be considered as non-executive. The text of the report provides information on the shareholders which have appointed the directors.

The internal control committee and the appointment committee have not been created, for the reasons set forth in the text of the report.

During 2006 the Board of Directors met 18 times, the Executive Committee 22, the Remuneration Committee 2.

Reference is made to the text of the report for the necessary in-depth information.

TABLE 2: BOARD OF STATUTORY AUDITORS

Office	Members	Percentage of attendance in meetings	Other positions in listed companies
President	Dr. Vieri Fiori	100%	-
Standing statutory auditor	Dr. Domenico Muratori	50%	Alternate statutory auditor of Beni Stabili S.p.A.
Standing statutory auditor *	Dr. Marco Sacconi	80%	-
Alternate statutory auditor	Attorney Angelo Falbo	n.a.	-
Alternate statutory auditor *	Accountant Guido Sansoni	n.a.	-

Notes

*The asterisk indicates whether the statutory auditor has been appointed through lists presented by the minority.

Other important information

The Board of Statutory Auditors was re-appointed on the occasion of the ordinary shareholders' meeting held on 26 April 2004; its appointment will expire simultaneously with the shareholders' meeting for the approval of the financial statements for 2006.

10 meetings were held during 2006.

The quorum required for the presentation of the lists for the election of the statutory auditors is currently 1%

As requested by the Code of Conduct for listed companies, we provide an overview of the other offices of director and statutory auditor held by the Directors, distinguishing between companies that are listed in regulated markets, also foreign, companies belonging to the financial and insurance sector and other companies of significant dimensions.

Interpreting the intents expressed in the provisions of the Code, that in general concerns commitments entailing the dedication of time assumed by the directors, the item "companies of significant dimensions" comprises all those with significant operative activities, thus only excluding essentially inactive entities.

President - Dr. Aureliano Benedetti

In Banking, Financial and Insurance companies

POSITION	COMPANY
President of the Board of Directors	Centrovita Assicurazioni S.p.A.
Member of the Board of Directors	Società Finanziaria di Compartecipazioni S.p.A.
President of the Board of Statutory Auditors	SANPAOLO IMI Internazionale S.p.A.
Standing statutory auditor	Banca d'Intermediazione Mobiliare IMI S.p.A.

In companies of significant dimensions

POSITION	COMPANY
President	Marchi Industriale S.p.A.
Standing statutory auditor	MAS Italia S.r.l.
Member of the Board of Directors	Scala Group S.p.A.

Vice President - Piero Antinori

In companies listed in regulated markets:

POSITION	COMPANY
Member of the Board of Directors	Aeroporto di Firenze S.p.A.

In Companies of significant dimensions

POSITION	COMPANY
President	Antinori Agricola S.r.l.
President and Managing Director	Marchesi Antinori S.r.l.
President	P. Antinori S.r.l.
President	Tormaresca S.r.l.
President	Argentiera S.r.l.
President	Palazzo Antinori S.r.l.
President	Antinori International S.A.
President	Antinori California S.A.
President of the Board of Directors	Società Valorizzazione Vini Toscani S.r.l.
Member of the Board of Directors	Meridiana Wine Estate
Member of the Board of Directors	Colsolare
Member of the Board of Directors	Antinori Matte S.A.
Member of the Board of Directors	Campo di Sasso S.r.l.
President of the Board of Directors	Prunotto S.r.l.

Accountant Pio Bussolotto

In companies listed in regulated markets:

POSITION	COMPANY
Member of the Surveillance Council	Intesa Sanpaolo S.p.A.

In Banking, Financial and Insurance companies

POSITION	COMPANY
Member of the Board of Directors	Banca delle Marche S.p.A.

Dr. Sergio Ceccuzzi

In Banking, Financial and Insurance companies

POSITION	COMPANY
President of the Board of Directors	Centro Leasing Banca S.p.A.
President of the Board of Directors	Centro Leasing Rete S.p.A.

In companies of significant dimensions

POSITION	COMPANY
Sole Director	Sefra S.r.l.
President of the Board of Directors	Gualfonda S.p.A.
President of the Board of Directors	Firenze Industria Finance S.p.A.
President of the Board of Directors	Nord Est Impresa S.p.A.

Dr. Jean Clamon

In companies listed in regulated markets:

POSITION	COMPANY
General Manager	BNP Paribas S.A.
Member of the Board of Directors	Compagnie Nationale à Portefeuille S.A.

In Banking, Financial and Insurance companies

POSITION	COMPANY
Member of the Board of Directors	Banca Nazionale del Lavoro S.p.A.
Member of the Board of Directors	BNP Paribas Lease Group S.A.
Member of the Board of Directors	Cetelem S.A.
Member of the Board of Directors	Arval Service Lease S.A.
Member of the Board of Directors	Euro Securities Partners
Member of the Board of Directors	UCB S.A.
Member of the Board of Directors	Partecis S.a.s.

In companies of significant dimensions

Member of the Surveillance Council	Galeries Lafayette SA
Member of the Board of Directors	ERBE S.A.

Attorney Alessio Colomeiciuc

No positions to be reported, apart from the office of director of the Bank.

Dr. Massimo Mattera

In Banking, Financial and Insurance companies

POSITION	COMPANY
Sole Director	Imi Investimenti S.p.A.
Vice-President of the Board of Directors	Banca IMI SpA
Member of the Board of Directors	Synesis Finanziaria SpA

Attorney Matteo Melley

In Banking, Financial and Insurance companies

POSITION	COMPANY
Member of the Board of Directors	Centrovita Assicurazioni S.p.A.

In companies of significant dimensions

POSITION	COMPANY
Member of the Board of Directors	La Spezia Arti Visive S.p.A.
Member of the Board of Directors	Odeon S.p.A.
Member of the Board of Directors	Promostudi
Member of the Board of Directors	SINECO
Member of the Board of Directors	Spedia S.p.A.

Prof. Attorney Giuseppe Morbidelli

In companies listed in regulated markets:

POSITION	COMPANY
Member of the Board of Directors	FondiariaSAI S.p.A.

In companies of significant dimensions

POSITION	COMPANY
Member of the Board of Directors	A.C. Fiorentina S.p.A.

Dr. Antonio Patuelli

In Banking, Financial and Insurance companies

POSITION	COMPANY
President of the Board of Directors	SO.FI.BA.R. S.p.A.
President of the Board of Directors	Cassa di Risparmio di Ravenna S.p.A.
Vice President of the Board of Directors	Banca di Imola S.p.A.
President of the Board of Directors	Consultinvest Asset Management S.g.r.
Member of the Board of Directors	So.R.IT. Soc. Riscossioni Italia S.p.A.
Member of the Board of Directors	CartaSI S.p.A.
Vice President of the Board of Directors	SI Holding S.p.A.
Vice President of the Board of Directors	Banca Centro Leasing S.p.A.
Member of the Board of Directors	Soc. Coop. Libro Aperto
Member of the Board of Directors	Centro Leasing Rete S.p.A.

Dr. Giuseppe Spadafora

In companies listed in regulated markets:

POSITION	COMPANY
Member of the Board of Directors	Vittoria Assicurazioni S.p.A.

In Banking, Financial and Insurance companies

POSITION	COMPANY
Managing Director and General Manager	Cassa Lombarda S.p.A.
Member of the Board of Directors	CARDIF Assicurazioni S.p.A.

Mr. Francesco Taranto

In companies listed in regulated markets:

POSITION	COMPANY
Member of the Board of Directors	ENEL S.p.A.
Member of the Board of Directors	Banca CARIGE S.p.A.

In Banking, Financial and Insurance companies

POSITION	COMPANY
Member of the Board of Directors	Pioneer Global Asset Management S.p.A.
Member of the Board of Directors	Unicredit Xelion Banca S.p.A.

Prof. Riccardo Varaldo

In companies listed in regulated markets:

POSITION	COMPANY
Member of the Board of Directors	Finmeccanica S.p.A.
Member of the Board of Directors	Piaggio & C. S.p.A.

Dr. Federico Vecchioni

In companies of significant dimensions

POSITION	COMPANY
President of the Board of Directors	Campus Agricola Assicurazioni S.r.l.
Member of the Board of Directors	Co.Agri S.c.a.r.l.
Member of the Board of Directors	Mattazione Maremmana S.r.l.
Member of the Board of Directors	Polo Universitario Grossetano S.c.r.l.
Member of the Board of Directors	Agroqualità S.r.l.
Member of the Board of Directors	Buonitalia S.p.A.

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Ordinary and Extraordinary Shareholders' Meeting

1st Call - 26 April 2007

2nd Call - 7 May 2007

Proposals to amend Articles of Association

EXTRAORDINARY SHAREHOLDERS' MEETING

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(SUMMARY)

The last articles of association amendments were made upon proposal of the Board of Directors to the extraordinary Shareholders' Meeting held in April 2004. At this time the articles of association were modified so as to comply with the new regulations regarding company law.

Subsequently, the primary and secondary regulations governing listed companies were modified significantly. In particular, Legislative Decree no. 310 dated 28 December 2004, the most recent company reform implementation measure; Law no. 262 dated 28 December 2005 entitled "Provisions for safeguarding of savings and government of financial markets" and, lastly, Legislative Decree no. 303 dated 29 December 2006 which harmonised some regulations contained in the *Testo unico bancario (hereafter T.U.B.)* - the Consolidated Banking Law - and in the *Testo unico in materia di intermediazione finanziaria (hereafter T.U.I.F.)* - the Consolidated Law on Financial Intermediation- with those contained in Law 262/2005.

Following the proposal made by Ente Cassa di Risparmio di Firenze on occasion of the extraordinary Shareholders' Meeting held on 21 December 2005, additional articles of association amendments were drafted on the limitations of the right to vote of Banking Foundations, and subjects associated thereto, and on the nomination of the Board of Directors by means of lists of candidates.

Thus, the proposed changes to be made to the articles of association, as illustrated hereafter, aim at complying with the updated regulatory framework.

1. Nomination of the Board of Director by voting lists of candidates

Current articles of association, last amended in December of 2005, are nearly fully conformant to the provisions of art. 147-ter of the T.U.I.F.

In order to assimilate the most recent amendments introduced by Legislative Decree no. 303/2006, it is necessary to amend the minimum threshold of share capital held for the presentation of a voting list, previously set at 2.5%, by stating that the threshold may be subsequently modified by CONSOB - Italian Securities and Exchange Commission - through its own regulations. CONSOB may, in fact, define different measures for listed companies on the basis of each company's capitalisation, floating shares and corporate structure.

Modifications made by CONSOB are to be assimilated only if they reduce the minimum threshold, as opposed to raising it, considering that the current 2.5% limit appears appropriate for the purpose of mitigating the need to safeguard minority interests on the one hand and to maintain corporate efficiency on the other.

Moreover, it is important to consider that nomination by means of voting lists is mandatory and thus this procedure must be adopted even if only one list is presented.

Furthermore, it has been deemed appropriate to specify the features of subjects considered associated to one another and, consequently, subjects who may not present or vote more than one list with reference to the entire group to which they belong.

Finally, the articles of association have been amended to guarantee that one director is to be chosen from the minority list, regardless of the proportional method of quotients, as provided for by current provisions of the law (sub-paragraph 3 of art. 147-ter of the T.U.I.F.*)*, specifying that the minority list may not be in any way associated, even indirectly, to shareholders who have presented or voted a list that obtained the greatest number of votes.

2. Requirements regarding Statutory Auditors

The absence of incompatibilities, as provided for by art. 148 of the T.U.I.F., is now generally referred to as "independence requirements". An amendment proposal shall be presented to the Shareholders' Meeting regarding sub-paragraph 6 of art. 15 of the articles of association whereby reference will be made to the regulations governing the prerequisites to be fulfilled by Statutory Auditors.

The last sentence of the above-mentioned sub-paragraph also provides for a limit on the plurality of offices, introduced in July 2000 when the company was first listed, as provided for by the regulations in force at that time. In particular, art. 148, sub-paragraph 1 lett. d) of the T.U.I.F. stated that the articles of association limit the plurality of offices. Law no. 262/2005 abolished this provision by introducing the new article 148-bis which states that limitations to the plurality of offices for statutory auditors be governed by *ad hoc* CONSOB regulations. As this is no longer a subject matter falling under corporate regulations, the proposal is to cancel the clause from the bank's articles of association.

3. Nomination of the Board of Statutory Auditors and the Chairman of the Board

The provisions in force prior to the date of applicability of Law no. 262/2005 left the procedures for the nomination of the Board of Auditors up to corporate autonomy. In fact, the articles of association had to include regulations that ensured the election of one permanent auditor on behalf of minority interests.

On this subject matter, Law no. 262/2005 has again supplanted corporate autonomy. Thus art. 148 of the T.U.I.F. now provides that CONSOB define the procedure for the nomination by list vote of one permanent auditor on behalf of minority shareholders, who are in no way associated, not even indirectly, to shareholders who have presented or voted the list that obtained the greatest number of votes.

The same article also provides that the Chairman of the Board of Statutory Auditors be nominated among the auditors elected by minority interests.

Having to assimilate a regulatory framework that has been deeply modified, the proposal to the Shareholders' Meeting calls for an all but total reformulation of the procedure for the nomination of the Board of Statutory Auditors to be described in art. 16 of the articles of association.

The most significant changes are those indicated hereafter:

- According to the most common practices, voting lists consist of two sections, one section for the nominees to the post of acting statutory auditor, and the other for

the nominees to the post of substitute statutory auditor. It is necessary to vote at least one candidate from each section.

- For list presentation deadlines and procedures and for the accompanying documentation and information, reference is made to applicable regulations, but articles of association will also specify that each auditor needs to submit a declaration on the prerequisites fulfilment, considering that both corporate regulations and banking industry regulations apply to this subject matter.
- As regards the minimum threshold in share capital held required to present a list, in conformity with new CONSOB regulations, it must be equal to that required for the election of the Board of Directors.
- The regulation that requires that each shareholder, or group of associated shareholders, not present more than one list and vote that same list, if they have indeed presented one, was also conformed to the regulation that governs the election of the Board of Directors.
- To enable a minority to take part in the nomination of statutory auditors, references to the regulations framework has been added in the articles of association. These regulations state that no connection must exist between minority and majority subjects presenting distinct voting lists.
- The Chairmanship for the Board of Statutory Auditors, as sanctioned by law, is held by the candidate elected by minority interests, except cases of statutory auditors selected from one single list.
- In order to guarantee the representation of minority interests, the regulations governing the re-establishment of the Board of Statutory Auditors as per art. 2401 of the Italian Civil Code have also been modified. In particular, in case of actions regarding statutory auditors elected by minority interests, the shareholder with the most company shares or the most important group of shareholders, whichever applicable, will be excluded from the vote.

4. Executive in charge of preparing corporate accounting documents

Art. 154-bis of the T.U.I.F., introduced by Law no. 262/2005 and subsequently amended by Legislative Decree no. 303/2006, sanctions that the articles of association must provide for "prerequisites of professionalism and procedures for the nomination of an executive in charge of preparing corporate accounting documents, subject to mandatory prior approval by the board of statutory auditors."

In accordance with the most common practices, the proposal to the Shareholders' Meeting is to empower the Board of Directors to nominate the above-mentioned executive, specifying that the Board of Directors may not delegate the nomination thereof to any other body or function.

As regards the prerequisites of professionalism, the proposal to the Shareholders' Meeting is to impose as prerequisite to this position at least three years' experience in the sector, in accordance with the provisions governing the professional requirements for banking officers.

Moreover, the position of this executive within the company structure is also defined. The executive will report directly to the General Manager or, in alternative, to a higher-ranking body.

This rule is contained in art. 19, which previously mainly dealt with the figure of the General Manager. Consequently, the article has been renamed "General Management", as opposed to "General Manager".

5. Right to call on behalf of Auditors

Law no. 262/2005 has modified art. 151 of the T.U.I.F., which regulates the power of Auditors, and has established that the company Board of Directors' power to call a meeting may also be exercised by a single member of the Board of Statutory Auditors. Therefore, a revision of art. 10 and art. 17 of the articles of association shall be proposed to the Shareholders' Meeting and reference to the relative provisions of law on the subject matter will be included.

6. Call of the Shareholders' Meeting and Integration of the Agenda

The new art. 126-bis of the T.U.I.F., introduced by Law no. 262/2005, sanctions that shareholders who possess, even jointly, at least 2.5% of capital shares may request an agenda integration of the Shareholders' Meetings which have been called. Therefore, the text of art. 6 of the articles of association that refers to the provision of law governing the call of the Shareholders' Meeting by subjects other than Board of Directors, must first of all be integrated with reference to the possibility of making additions to the agenda of the meeting.

Furthermore, seen that the new provisions of the law establish new call deadlines whereby shareholders must submit their integration request within 5 days from the notice of meeting and must publish agenda integrations, with same procedure described above, at least 10 days prior to the Shareholders' Meeting, it is also necessary to reconsider the possibility provided for by the reformed corporate law to publish notices of Shareholders' Meeting in a daily newspaper instead of the Italian Official Gazette. Indeed, publication in daily newspapers is prompter and allows for a more efficient handling of unforeseen circumstances.

7. Right to attend the Shareholders' Meeting

For companies whose shares are subject to centralised processing and dematerialisation, preliminary obligations to be fulfilled by shareholders attending Shareholders' Meetings were governed by the reformed company law, particularly through the changes made to art. 2370 of the Italian Civil Code. However, the reformed terms became the object of various interpretations and not fully harmonised by the special regulations on the subject matter, that is, T.U.I.F., Legislative Decree 213/1998 and the relative CONSOB Rules of Implementation.

In particular, the Italian Civil Code permits companies, who deem opportune to request a prior notice of attendance from shareholders, to subordinate shareholder attendance to the receipt of a confirmation from brokers, with whom the shares are deposited, at least two days prior to the shareholders' meeting.

However, at that time, there were no regulations or standard principles to guarantee shareholders that brokers-depositories communicated the intent to attend within the

deadline required by the company. For this reason, the changes to the articles of association carried out in April of 2004 introduced two certification possibilities: a broker's communication, as foreseen by the Italian Civil Code, and the presentation of a shareholder's certificate stating shares held, as still provided for by the regulations regarding dematerialisation.

Subsequently, the 23 March 2005 CONSOB resolution finally defined these regulations. Moreover, automated communication platforms between brokers and share issuers were set up to guarantee to shareholders interested in attending the Shareholders' Meeting, who had submitted the attendance confirmation to their brokers within the required time limit, that the relative attendance notice be sent to the company calling the meeting within the appropriate time limits. The above-mentioned CONSOB resolution also sanctions that brokers who receive attendance requests are no longer required to issue an actual share certificate. This certificate is however still required in order to exercise other corporate rights.

Therefore, the Shareholders' Meeting is called to vote on the cancellation of the text pertaining to share certificates as per art. 7 on the right to attend Shareholders' Meetings.

Legislative Decree no. 310/2004 specifies that the maximum of 2 days prior to the date of the Shareholders' Meeting, which companies may request as prior notice for the right to attend, refers to "working days". Shareholders are called to amend the articles of association accordingly.

8. Power of the Board of Directors to pass resolutions on splitting companies owned for 90%

Legislative Decree no. 310/2004 completed the law provisions which regulate the merger procedure of companies in cases where at least 90% of company shares are owned by the company into which one company will merger. In such cases, Board of Directors are empowered to pass resolutions on the operation instead of the Shareholders' Meeting. In the meantime, Notary Publics have expressed their position on the matter.

Therefore, is it now possible to include in articles of association not only the Board of Director's power to resolve on the merger of companies owned for at least 90%, already foreseen, but also to resolve on split-up operations, including partial splits, involving companies owned for at least 90%, of which Banca CR Firenze S.p.A. is the beneficiary.

Approval of the proposals described above during the Shareholders' Meeting would not give non-attending shareholders the right of withdrawal from the company, as per art. 2437 of the Italian Civil Code.

Banca CR Firenze S.p.A.
The Board of Directors

BANCA CR FIRENZE

Bilancio al 31 dicembre 2006

Società per Azioni
Sede Sociale e Direzione Generale in Firenze
Capitale Sociale int. vers. € 827.593.239,00
Riserve e sovrapprezzi € 399.265.735,24
Registro delle Imprese,
Codice fiscale e Partita IVA
04385190485
Albo delle Banche n. 5120

Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari n. 6160.6

Indice

Dati di sintesi di Banca CR Firenze S.p.A.

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione % (2)	31 dicembre 2005
DATI ECONOMICI				
Margine d'interesse netto	351,4	317,9	+10,5%	298,8
Commissioni attive	194,2	188,9	+2,8%	178,0
Margine d'intermediazione lordo	687,7	634,3	+8,4%	603,5
Rettifiche di valore nette su crediti e altre attività finanziarie	44,5	44,2	+0,7%	40,5
Margine d'intermediazione netto	643,2	590,1	+9,0%	563,0
Spese di funzionamento	418,1	415,8	+0,6%	396,0
Utile dell'operatività corrente al lordo delle imposte	199,6	166,8	+19,7%	159,9
Utile da operazioni non ricorrenti	100,8	0,0	n.s.	0,0
Utile netto	240,3	115,7	+107,7%	111,9
Comprehensive income (3)	186,1	133,0	+39,9%	128,1
INDICI DI REDDITIVITA'				
ROE (4)	19,6%	10,6%	+9,0%	10,3%
ROE rettificato (5)	15,2%	12,2%	+3,0%	11,7%
Cost / Income ratio (6)	60,8%	65,6%	-4,8%	65,6%
DATI PATRIMONIALI				
Totale attività	15.859,7	14.443,0	+9,8%	13.918,8
Crediti verso clientela (esclusi crediti in sofferenza)	10.195,3	9.272,8	+9,9%	8.742,2
Partecipazioni	904,0	865,4	+4,5%	1.006,0
Passività al costo ammortizzato	13.345,9	12.327,2	+8,3%	11.836,1
Patrimonio netto	1.466,5	1.195,3	+22,7%	1.192,3
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	29.656,2	26.975,6	+9,9%	25.906,0
Raccolta diretta	12.337,3	11.251,0	+9,7%	10.681,1
Raccolta indiretta	17.318,9	15.724,6	+10,1%	15.224,9
- Risparmio amministrato	9.612,0	7.912,1	+21,5%	7.671,3
- Risparmio gestito	7.706,9	7.812,5	-1,4%	7.553,6
- Gestioni Patrimoniali (GPM - GPS - GPF)	1.991,8	2.290,5	-13,0%	2.211,9
- Fondi	3.643,1	3.397,8	+7,2%	3.243,0
- Assicurazioni	2.039,0	2.103,9	-3,1%	2.078,4
- Fondi di previdenza complementare	33,0	20,3	+62,6%	20,3
INDICI DI RISCHIOSITA' DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,02%	1,03%	-0,01%	0,97%
Altri crediti deteriorati netti (escluso sofferenze) / Crediti netti verso la clientela	1,54%	2,24%	-0,70%	2,22%
Crediti deteriorati netti / Crediti netti verso la clientela	2,56%	3,27%	-0,71%	3,19%
COEFFICIENTI DI SOLVIBILITA'				
Patrimonio di base / Attivo ponderato (tier1 capital ratio)	10,15%	9,48%	+0,67%	9,48%
Patrimonio di Vigilanza / Attivo ponderato (total capital ratio)	15,11%	15,86%	-0,75%	15,86%
INFORMAZIONI SUL TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.378,8	1.137,0	+21,3%	1.137,0
Quotazione per azione (in €)				
- media	2,400	2,182	+10,0%	2,182
- minima	2,069	1,769	+17,0%	1,769
- massima	2,797	2,684	+4,2%	2,684
Utile netto per azione (in €)	0,174	0,102	+70,6%	0,098
Utile netto diluito per azione (in €) (7)	0,174	0,102	+70,6%	0,098
Dividendo unitario (in €) (8)	0,060	0,052	+15,4%	0,052
Book value per azione (in €) (9)	1,064	1,051	+1,2%	1,049
Dividendo / prezzo medio annuo (%)	2,50%	2,38%	+0,12%	2,38%
STRUTTURA OPERATIVA				
Dipendenti	3.515	3.544	-0,8%	3.356
Promotori finanziari	167	177	-5,6%	177
Filiali bancarie (10)	324	318	+1,9%	292
Spazi finanziari	31	34	-8,8%	34
Centri imprese e private	23	23	0,0%	23

(1) I dati al 31 dicembre 2005 sono stati rideterminati a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A, avvenuta con effetti contabili dal 1° gennaio 2006.

(2) Le variazioni sono state calcolate rispetto al 31 dicembre 2005 pro-forma.

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile netto.

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile netto.

(6) Spese di funzionamento/Margine d'intermediazione lordo.

(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(8) Tenendo conto dell'accorpamento di azioni effettuato in data 5 marzo 2007, il dividendo proposto per l'esercizio 2006 risulterà pari a 0,10 euro per azione a fronte di un nuovo valore nominale di 1,00 euro per azione.

(9) Patrimonio netto / numero di azioni in circolazione.

(10) Al 31 dicembre 2006 e al 31 dicembre 2005 includono n°4 tra Centri imprese e private a cui è stato attribuito un CAB reale.

Relazione sulla gestione

1. Schemi di bilancio riclassificati

Al fine di assicurare una migliore comprensione della gestione della Banca e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare è stato ritenuto opportuno, a fini raffrontativi, riportare le singole componenti della voce 280-"Utile (Perdita) delle attività in via di dismissione"dello schema di conto economico ufficiale, nelle voci dello schema riclassificato pertinenti per natura; analogamente, si è operato imputando nelle voci pertinenti per natura le singole componenti delle voci 140-"Attività non correnti e gruppi di attività in via di dismissione" dell'attivo e 90-"Passività associate ad attività in via di dismissione" del passivo dello schema ufficiale di stato patrimoniale.
Le altre riclassifiche effettuate sono state le seguenti:

1. Conto economico riclassificato:

≠ ripartizione della voce 190-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");

≠ aggregazione delle voci 70-"Dividendi e proventi simili" e 210-"Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";

≠ aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", escludendo gli utili realizzati su operazioni "non ricorrenti " che vengono evidenziati a parte nella voce gestionale "Utile da operazioni non ricorrenti";

≠ aggregazione della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 220-"Risultato netto della valutazione al fair value delle attività materiali e immateriali" e 240-"Utili (perdite) da cessione di investimenti" nella voce gestionale "Altri costi e ricavi dell'operatività corrente".

2. Stato patrimoniale riclassificato:

≠ aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 130-"Riserve da valutazione", 160-"Riserve", 170-"Sovrapprezzi di emissione", 180-"Capitale" e 200-"Utile (perdita) d'esercizio".

Conto economico riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (2)	Variazione assoluta	Variazione %
30	**Margine d'interesse**	349,7	316,2	33,5	+10,6%
90	Risultato netto dell'attività di copertura	1,7	1,7	0,0	0,0%
	Margine d'interesse netto	351,4	317,9	33,5	+10,5%
60	Commissioni nette	170,4	166,5	3,9	+2,3%
di cui di 190	Recuperi su depositi a risparmio e su conti creditori	44,0	44,3	-0,3	-0,7%
70, 210	Dividendi e utili (perdite) delle partecipazioni	83,2	65,6	17,6	+26,8%
80, di cui di 100	Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	38,7	40,0	-1,3	-3,3%
	Margine d'intermediazione lordo	687,7	634,3	53,4	+8,4%
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-44,5	-44,2	-0,3	+0,7%
	Margine d'intermediazione netto	643,2	590,1	53,1	+9,0%
	Spese di funzionamento:	-418,1	-415,8	-2,3	+0,6%
150 a)	*- Spese per il personale*	-264,9	-261,5	-3,4	+1,3%
150 b)	*- Altre spese amministrative*	-166,1	-161,6	-4,5	+2,8%
170, 180	*- Rettifiche di valore nette su attività materiali e immateriali*	-25,9	-33,1	7,2	-21,8%
di cui di 190	*- Altri proventi di gestione netti (recuperi spese)*	38,8	40,4	-1,6	-4,0%
	Risultato operativo netto	225,1	174,3	50,8	+29,1%
160	Accantonamenti netti ai fondi per rischi e oneri	-21,0	-11,9	-9,1	+76,5%
di cui di 190, 220, 240	Altri costi e ricavi dell'operatività corrente	-4,5	4,4	-8,9	n.s.
	Utile dell'operatività corrente al lordo delle imposte	199,6	166,8	32,8	+19,7%
di cui di 100	Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
260	Imposte sul reddito	-60,1	-51,1	-9,0	+17,6%
	Utile netto	240,3	115,7	124,6	+107,7%

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

(2) Il conto economico al 31 dicembre 2005 è stato rideterminato a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di C.R. Mirandola S.p.A., avvenuta con effetti contabili dal 1° gennaio 2006.

Stato patrimoniale riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	ATTIVO (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (2)	Variazione assoluta	Variazione %
10	**Cassa e disponibilità liquide**	**143,8**	**88,9**	**54,9**	**+61,8%**
	Attività finanziarie	**14.032,2**	**12.765,5**	**1.266,7**	**+9,9%**
	Crediti	12.006,7	10.850,5	1.156,2	+10,7%
60	*- crediti verso banche*	*1.706,5*	*1.481,4*	*225,1*	*+15,2%*
70	*- crediti verso clientela*	*10.300,2*	*9.369,1*	*931,1*	*+9,9%*
	Attività finanziarie negoziabili	2.021,5	1.870,8	150,7	+8,1%
20	*- attività finanziarie di negoziazione*	*78,7*	*132,6*	*-53,9*	*-40,6%*
40	*- attività finanziarie disponibili per la vendita*	*1.942,8*	*1.738,2*	*204,6*	*+11,8%*
80	Derivati di copertura	4,0	44,2	-40,2	-91,0%
	Immobilizzazioni	**1.257,4**	**1.234,2**	**23,2**	**+1,9%**
100	Partecipazioni	904,0	865,4	38,6	+4,5%
110, 120	Attività materiali ed immateriali	353,4	368,8	-15,4	-4,2%
130	**Attività fiscali**	**171,0**	**143,8**	**27,2**	**+18,9%**
150	**Altre attività**	**255,3**	**210,6**	**44,7**	**+21,2%**
	Totale attivo	15.859,7	14.443,0	1.416,7	+9,8%

Codice voce dello schema di bilancio obbligatorio (1)	PASSIVO (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (2)	Variazione assoluta	Variazione %
	Passività finanziarie	**13.423,7**	**12.374,3**	**1.049,4**	**+8,5%**
	Passività finanziarie al costo ammortizzato	13.345,9	12.327,2	1.018,7	+8,3%
10	*- debiti verso banche*	*1.059,0*	*1.110,5*	*-51,5*	*-4,6%*
20	*- debiti verso clientela*	*8.138,8*	*7.324,6*	*814,2*	*+11,1%*
30	*- debiti rappresentati da titoli*	*4.148,1*	*3.892,1*	*256,0*	*+6,6%*
40	Passività finanziarie di negoziazione	50,4	34,3	16,1	+46,9%
60	Derivati di copertura	27,4	12,8	14,6	+114,1%
80	**Passività fiscali**	**119,1**	**102,2**	**16,9**	**+16,5%**
	Fondi a destinazione specifica	**328,2**	**326,7**	**1,5**	**+0,5%**
110	Trattamento di fine rapporto del personale	131,2	143,8	-12,6	-8,8%
120	Fondi per rischi e oneri e fondi di quiescenza	197,0	182,9	14,1	+7,7%
100	**Altre passività**	**522,2**	**444,5**	**77,7**	**+17,5%**
da 130 a 200	**Patrimonio netto**	**1.466,5**	**1.195,3**	**271,2**	**+22,7%**
	Totale passivo	15.859,7	14.443,0	1.416,7	+9,8%

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

(2) Lo stato patrimoniale al 31 dicembre 2005 è stato rideterminato a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A., avvenuta con effetti contabili dal 1° gennaio 2006.

Relazione sulla gestione

2. Lo scenario economico e di settore

Il contesto internazionale

Nel corso del 2006 l'economia mondiale ha confermato le favorevoli dinamiche realizzate l'anno precedente evidenziando una ulteriore accelerazione del PIL (+5,2%) e del commercio internazionale (+9,1%). Tutte le principali aree mondiali hanno contribuito a questo risultato; gli impulsi maggiori sono arrivati dalle aree emergenti ed in particolare dalla forte espansione di Cina ed India che hanno registrato una crescita del PIL su valori prossimi al +10%. In questo scenario espansivo il tasso di cambio euro-dollaro si è posizionato su un livello di 1,25 (ma con alcuni segnali di rialzo nella seconda parte dell'anno); l'aumento dei prezzi delle materie prime - non solo petrolifere - non ha prodotto significative conseguenze negative sull'inflazione per effetto della crescente concorrenza internazionale alla produzione.


PIL
Tassi di crescita medi annui
5,5
4,5
3,5
2,5
1,5
0,5
-0,5
4,7
3,2
1,9
1,5
0,1
5,2
3,3
2,2
2,7
1,8
2005
2006
PIL MONDIALE
USA
GIAPPONE
UE
ITALIA

Fonte: Prometeia Rapporto di Previsione (dicembre 2006)

Per il 2007, sussistono incertezze in gran parte legate alle modalità di rallentamento dell'economia USA e all'esito delle politiche restrittive previste per quella cinese; con riferimento agli Stati Uniti si assiste ad uno sgonfiamento della bolla speculativa nel mercato immobiliare, sia in termini di investimenti residenziali che di prezzi delle abitazioni; ciò potrebbe costituire le premesse per una decelerazione della domanda interna e del PIL la cui crescita è prevista attestarsi al +2,3% (+3,3% nel 2006); per quanto riguarda la Cina è possibile che la politica economica tenda a rallentare l'esplosiva crescita del PIL. Conseguentemente, nel 2007 il tasso di crescita del PIL mondiale potrebbe fermarsi al +4,4% e quello del commercio internazionale al +6,5%.

L'Area Euro e l'Italia

Della fase espansiva che ha caratterizzato il 2006 ha beneficiato anche l'economia dell'UEM tanto che il PIL è tornato a crescere del +2,7%, il tasso di crescita più elevato dal 2001 ad oggi. Tale dinamica è stata determinata dalla ripresa della domanda interna sostenuta dal ciclo degli investimenti, da un miglioramento nel mercato del lavoro e da una sostanziale tenuta degli scambi netti con l'estero.
Le previsioni per il 2007 evidenziano tuttavia un rallentamento della dinamica di sviluppo dell'economia UEM con un tasso di crescita del PIL atteso al +2,1%. Tale decelerazione è da ricondurre prevalentemente al previsto rallentamento della crescita economica mondiale ed alle politiche di bilancio restrittive già in atto in alcuni dei principali paesi, in primis Germania ed Italia. A ciò si accompagnerà un ulteriore rafforzamento dell'euro che tenderà a penalizzare le esportazioni europee.

Con riferimento alla politica monetaria dell'UEM, dopo i 6 aumenti di 25 punti base ciascuno che, nel corso dell'ultimo anno, hanno portato il tasso di riferimento al 3,5%, le aspettative dei mercati indicano per il 2007 una politica monetaria che si avvia al termine della fase restrittiva; il previsto rafforzamento dell'euro, il rientro dei prezzi delle materie prime e le attese riduzioni dei tassi monetari statunitensi dovrebbero determinare condizioni di maggiore stabilità sui prezzi interni tali da giustificare interventi contenuti sui tassi di policy, che dovrebbero raggiungere il 3,75% nel corso del 2007.
In questo contesto complessivamente favorevole anche l'economia italiana è tornata a crescere (+1,8% la stima per il 2006) su ritmi più sostenuti, sebbene inferiori a quelli dell'UEM nel suo complesso. Nel corso del 2006 la forte espansione del commercio mondiale, ed in particolare la ripresa della domanda interna in Germania, hanno favorito la ripresa delle esportazioni, che dopo anni di sostanziale stagnazione sono tornate a crescere ad un tasso del +4,4%. La ripresa delle esportazioni ha ridato stimoli all'intera economia tanto che, oltre ai consumi delle famiglie, cresciuti sostanzialmente in linea con il PIL, hanno ripreso a crescere gli investimenti - soprattutto in macchinari (+3,2%) - segno evidente di un miglioramento delle aspettative. In rallentamento è risultata invece la crescita della spesa pubblica a causa della rafforzata esigenza di un suo controllo, dopo che negli ultimi anni aveva ripreso a crescere, contribuendo al peggioramento del bilancio e dell'indebitamento pubblico. L'inflazione è rimasta contenuta, nonostante il caro petrolio, contribuendo al recupero del clima di fiducia delle famiglie. La crescita economica ha inoltre favorito un aumento dell'occupazione (quasi 220 mila unità di lavoro in più dopo il calo del 2005), corrispondenti a circa l'1% dell'intera domanda di lavoro, la maggior parte delle quali concentrata nel settore dei servizi privati.
Di questo rilancio dell'economia ha risentito l'intero sistema economico, con poche eccezioni: è cresciuto soprattutto il terziario, seguito dall'industria, mentre è calato il valore aggiunto prodotto dall'agricoltura. Le costruzioni hanno mantenuto un tasso di crescita positivo ma inferiore a quello realizzato negli anni precedenti.


Componenti della domanda aggregata italiana
Tassi di crescita medi annui
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
0,1
1,8
0,4
1,9
0,1
2,0
1,2
0,4
-1,4
3,2
0,8
2,0
0,7
4,4
1,8
4,8
PIL
DOMANDA INTERNA
CONSUMI PRIVATI
CONSUMI PUBBLICI
INV. IN MACCHINARI
INV. IN COSTRUZIONI
ESPORTAZIONI
IMPORTAZIONI
2005
2006

Fonte: Prometeia Rapporto di Previsione (dicembre 2006)

Le stime per il 2007 evidenziano invece una crescita più moderata dei principali aggregati macroeconomici, con un tasso di variazione del PIL previsto al +1,3%. Tale previsione di rallentamento deriva dalla concomitanza di due fenomeni:

- il contesto internazionale meno favorevole, prevalentemente a causa del rallentamento del ciclo economico americano, che influenzerà la domanda a livello mondiale, effetto che per la nostra economia sarà amplificato dal previsto apprezzamento del cambio dell'euro;
- l'intonazione restrittiva della politica di bilancio delineata dalla Legge Finanziaria con l'obiettivo di riportare il deficit al 3% del PIL entro la fine del prossimo anno.

In tale contesto sarebbero le esportazioni (+2,2%) e gli investimenti in macchinari attrezzature e mezzi di trasporto (+2,6%) a decelerare in misura maggiore mentre per i consumi delle famiglie la decelerazione sarebbe moderata, con un tasso di crescita previsto al +1,7%.
Sul fronte dell'inflazione, le previsioni evidenziano per il 2007 un tasso di crescita pari al +1,7%, in diminuzione rispetto a quello previsto per fine 2006 (+2,1%).

Per quanto riguarda la finanza pubblica, lo scenario prefigura un rapporto deficit/PIL pari al 3,0% per il 2007, in linea con gli obiettivi definiti dal Patto di Stabilità e Crescita; il rapporto debito pubblico/PIL risulterebbe per il 2007 pari al 107,1%.

L'andamento dei mercati

Nell'ultimo trimestre del 2006 si è consolidato il miglioramento dei mercati finanziari, sia azionari che obbligazionari, che hanno beneficiato dell'impostazione più accomodante della politica monetaria negli Stati Uniti, dove i tassi ufficiali sono rimasti fermi al 5,25% con delle attese di riduzione a partire dalla seconda metà del 2007. Nell'area UEM il mercato ha rafforzato le aspettative restrittive per i prossimi mesi, scontando un ulteriore rialzo dei tassi di interesse nei primi mesi del 2007.
Per i mercati azionari il 2006 si è rivelato un anno favorevole con una performance di quasi il +15% negli Stati Uniti e del +20% nell'area UEM, mentre il mercato giapponese, coerentemente con le incertezze sull'evoluzione economica, è risultato meno dinamico. Consistente è risultata anche la crescita sui mercati emergenti: da inizio anno è stata di oltre il +20% in Asia e di oltre il +30% nelle altre aree.
Per quanto riguarda i mercati obbligazionari, nel 2006 negli USA il rendimento complessivo è risultato positivo di circa il +4%, e dell'1% nell'area UEM. Per quanto riguarda i mercati emergenti, il quadro macroeconomico favorevole ed il miglioramento delle aspettative inflazionistiche si sono riflessi, nel secondo semestre dell'anno, in una performance positiva del +11%.

L'intermediazione creditizia

Con riferimento al mercato del credito, la dinamica degli impieghi bancari nel 2006 ha manifestato un ritmo di crescita superiore rispetto a quello dell'anno precedente: infatti, gli impieghi complessivi del totale banche in Italia hanno segnato un tasso di crescita tendenziale annuo pari al +11,2%, che si raffronta al +8,6% di fine 2005. L'ammontare degli impieghi complessivi del totale banche in Italia alla fine del 2006 è risultato pari a 1.322,1 miliardi di euro segnando un flusso di nuovi impieghi di oltre 130 miliardi di euro rispetto alla fine del 2005.


Andamento della raccolta diretta e impieghi del sistema banche italia
Tassi di crescita medi annui
12,0
10,0
8,0
6,0
4,0
2,0
0,0
7,7
8,6
8,3
6,0
8,6
11,2
RACCOLTA DIRETTA
IMPIEGHI
2004
2005
2006

Fonte: ABI Evoluzione dei mercati finanziari e creditizi (dicembre 2006)

La dinamica degli impieghi continua ad essere sostenuta prevalentemente dalla componente a più protratta scadenza rispetto a quella a breve termine, sebbene quest'ultima nel corso del 2006 sia tornata a far registrare tassi di crescita più sostenuti rispetto agli anni passati. A dicembre 2006 le variazioni tendenziali annue delle singole componenti degli impieghi bancari sono risultate pari al +11,6% per il segmento a medio e lungo termine (+13,0% a fine 2005) e di +10,5% per quello a breve termine (+2,0% a fine 2005).
La raccolta bancaria alla fine del 2006 è risultata pari a 1.199,0 miliardi di euro, segnando una variazione tendenziale positiva del +8,3%, che si raffronta al +8,6% di fine 2005: lo stock della raccolta è aumentato nel corso dell'ultimo anno di 91,7 miliardi di euro. Considerando le dinamiche delle diverse componenti del *funding*, a dicembre 2006 si osserva una decelerazione del trend dei depositi da clientela, il cui tasso di crescita tendenziale annuo è risultato pari al +6,2%

(+7,5% a fine 2005) ed un aumento della dinamica delle obbligazioni delle banche: +11,6% a dicembre 2006 (+10,3% a fine 2005).
Il mercato dei tassi bancari ha fatto registrare, in linea con le indicazioni di politica monetaria della BCE, una generale crescita: il tasso medio della raccolta bancaria da famiglie e società non finanziarie si è collocato a dicembre 2006 al 2,23%, in aumento rispetto a dicembre 2005 di 51 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a dicembre 2006, al 5,38%, 73 punti base al di sopra di quanto segnato a dicembre 2005.

La raccolta gestita e le attività finanziarie della clientela

Con specifico riguardo alla raccolta indiretta, gli ultimi dati sulla consistenza dei titoli a custodia, pari 1.718 miliardi di euro a novembre 2006 (ultimo dato disponibile), mostrano una crescita rispetto a 12 mesi prima del +5,3%.
Le gestioni patrimoniali bancarie alla fine di novembre 2006 (ultimo dato disponibile) rappresentano il 9,2% della raccolta indiretta (contro il 9,7% di 12 mesi prima) e ammontano a 157,6 miliardi di euro.
Il patrimonio dei fondi comuni e sicav aperti di diritto italiano ed estero, a dicembre 2006, è risultato pari a 609,1 miliardi di euro. Analizzando la composizione per tipologia del patrimonio, si rileva come nell'ultimo anno la quota dei fondi azionari sia salita dell'1,1%, passando dal 25,2% al 26,3%, così come la quota dei fondi flessibili, dal 3,6% all'8,5%, e di quelli hedge, dal 3,5% al 4,7%; la quota dei fondi obbligazionari è, viceversa diminuita dal 45,0% al 39,9%, così come l'incidenza dei fondi di liquidità, passata dal 14,2% al 13,4% e dei fondi bilanciati, passata dal 7,9% al 6,9%.

Il quadro toscano e delle altre regioni di operatività

Anche per la Toscana nel 2006 le circostanze esterne sono state favorevoli ad una ripresa del ciclo economico. Il motore di questa nuova fase espansiva è rappresentato, come era lecito attendersi per una regione aperta agli scambi internazionali, dalla ripresa delle esportazioni e dalla spesa turistica.
I dati di pre-consuntivo del 2006 evidenziano una crescita del PIL regionale dell'+1,7%, sostanzialmente in linea con il dato previsto a livello nazionale; per quanto riguarda le principali componenti della domanda aggregata si rileva una crescita delle esportazioni del +5,0%, degli investimenti del +3,3%, della spese delle famiglie del +1,7% e delle importazioni del +4,3%.
La forza propulsiva delle esportazioni ha dato nuovo stimolo al settore manifatturiero dove il valore aggiunto è tornato a crescere, soprattutto nel comparto della meccanica. La ripresa del settore industriale, assieme a quella dei consumi, ha alimentato una crescente domanda di servizi il cui valore aggiunto è aumentato nel 2006 di oltre il 2%, con dinamiche particolarmente interessanti nei trasporti, nel commercio e in tutti i servizi per le imprese. Anche il settore della moda è tornato a crescere sebbene con ritmi blandi, così come modesta è risultata la crescita del settore pubblico.
Analogamente a quanto previsto a livello nazionale, la ripresa avviata nel 2006 potrebbe tuttavia rallentare nel corso del 2007. Pertanto il tasso di crescita delle esportazioni toscane dovrebbe tornare su livelli più contenuti (+1,7%) così come la spesa turistica e, conseguentemente, l'espansione dei consumi delle famiglie. La spesa pubblica dovrebbe essere tenuta sotto controllo, mentre sul fronte degli investimenti proseguirà, sebbene in misura più limitata, il processo di accumulazione, ad indicare il permanere di favorevoli aspettative da parte delle imprese. Con questa evoluzione della domanda il PIL della regione è previsto crescere ad un tasso del +1,2% nel 2007, in linea sostanzialmente con quello delle altre regioni di operatività della Banca, nelle quali peraltro, per le esportazioni, permangono attese di sviluppo superiori a quelle previste per la Toscana ed al dato nazionale.

Relazione sulla gestione

3. L'andamento reddituale

Premessa

Il bilancio è stato predisposto applicando i principi contabili internazionali IAS/IFRS; in proposito si ricorda che, a fini raffrontativi, i dati reddituali riferiti all'esercizio 2005 sono stati rideterminati allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A, avvenuta con effetti contabili dal 1° gennaio 2006. I dati reddituali così ricalcolati non sono stati assoggettati a revisione contabile.
Nel corso del 2006 l'attività della Banca è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano triennale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse	349,7	316,2	33,5	+10,6%
Margine d'interesse netto	351,4	317,9	33,5	+10,5%
Margine d'intermediazione lordo	687,7	634,3	53,4	+8,4%
Margine d'intermediazione netto	643,2	590,1	53,1	+9,0%
Risultato operativo netto	225,1	174,3	50,8	+29,1%
Utile dell'operatività corrente al lordo delle imposte	199,6	166,8	32,8	+19,7%
Utile da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Utile netto	**240,3**	**115,7**	**124,6**	**+107,7%**

L'utile netto conseguito nel 2006, pari a 240,3 milioni di euro, ha registrato un incremento di 124,6 milioni in raffronto ai 115,7 milioni del precedente esercizio (+107,7%) che è rispecchiato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante e che di seguito vengono esaminati nel dettaglio ed incorpora, in particolare, utili per operazioni non ricorrenti per 97,6 milioni di euro al netto dell'impatto fiscale.

Il margine d'interesse

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interessi netti clientela	406,6	358,1	48,5	+13,5%
Interessi attivi clientela	*498,2*	*433,4*	*64,8*	*+15,0%*
Interessi passivi clientela	*-91,6*	*-75,3*	*-16,3*	*+21,6%*
Interessi netti su titoli	-63,6	-42,9	-20,7	+48,3%
Interessi attivi su titoli	*47,7*	*37,1*	*10,6*	*+28,6%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-111,3*	*-80,0*	*-31,3*	*+39,1%*
Interessi netti banche	6,5	0,8	5,7	+712,5%
Interessi attivi banche	*49,8*	*25,8*	*24,0*	*+93,0%*
Interessi passivi banche	*-43,3*	*-25,0*	*-18,3*	*+73,2%*
Altri interessi netti	0,2	0,2	0,0	0,0%
Margine d'interesse	**349,7**	**316,2**	**33,5**	**+10,6%**
Risultato dell'attività di copertura	1,7	1,7	0,0	0,0%
Margine d'interesse netto	**351,4**	**317,9**	**33,5**	**+10,5%**

Il significativo incremento del margine d'interesse al 31 dicembre 2006 rispetto al precedente esercizio (+10,6%) è sostanzialmente dovuto all'aumento degli interessi attivi da clientela (+15,0%), che è derivato, in misura pressoché paritetica, dall'aumento delle consistenze medie e dei tassi.

I rendimenti

Importi in milioni di euro	31 dicembre 2006		31 dicembre 2005 pro-forma		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	*9.806*	*5,08%*	*9.178*	*4,72%*	*+6,8%*	*0,36*
Portafoglio titoli	*1.596*	*2,98%*	*1.479*	*2,51%*	*+7,9%*	*0,47*
Interbancario attivo	*1.548*	*3,22%*	*1.428*	*1,81%*	*+8,4%*	*1,41*
Totale attività fruttifere	**12.950**	**4,60%**	**12.085**	**4,11%**	**+7,2%**	**0,49**
Passività onerose						
Raccolta diretta	*11.151*	*1,81%*	*10.453*	*1,49%*	*+6,7%*	*0,32*
Interbancario passivo	*1.521*	*2,85%*	*1.366*	*1,83%*	*+11,3%*	*1,02*
Totale passività onerose	**12.672**	**1,94%**	**11.819**	**1,53%**	**+7,2%**	**0,41**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 7,2% rispetto all'esercizio precedente, determinato principalmente dalla crescita del 6,8% degli impieghi a clientela.
Il passivo oneroso ha evidenziato un incremento del 7,2%, favorito dalla crescita della raccolta diretta (+6,7%).
Lo spread medio complessivo è stato pari al 2,66%, in aumento rispetto a quello registrato nell'esercizio 2005 (2,58%).

Il margine d'intermediazione lordo

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Margine d'interesse netto	**351,4**	**317,9**	**33,5**	**+10,5%**
Commissioni e recuperi da clientela	214,4	210,8	3,6	+1,7%
- Commissioni nette	*170,4*	*166,5*	*3,9*	*+2,3%*
- Recuperi su depositi a risparmio e conti creditori	*44,0*	*44,3*	*-0,3*	*-0,7%*
Dividendi e utili (perdite) delle partecipazioni	83,2	65,6	17,6	+26,8%
Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	38,7	40,0	-1,3	-3,3%
Margine d'intermediazione lordo	**687,7**	**634,3**	**53,4**	**+8,4%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 53,4 milioni di euro (+8,4%), prevalentemente legato all'incremento del margine d'interesse netto nonché ai maggiori dividendi percepiti nel periodo ed alla crescita del margine commissionale, la cui composizione al 31 dicembre 2006 è riportata nella tabella che segue.

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Recupero spese e gestione c/c e depositi a risparmio	67,1	70,1	-3,0	-4,3%
Monetica	17,9	17,1	0,8	+4,7%
Raccolta amministrata	7,1	7,1	0,0	0,0%
Credito	18,4	17,1	1,3	+7,6%
Incassi e pagamenti	9,5	10,5	-1,0	-9,5%
Risparmio gestito	67,8	59,7	8,1	+13,6%
di cui: Bancassicurazione	*28,5*	*23,7*	*4,8*	*+20,3%*
Altre voci	26,6	29,2	-2,6	-8,9%
Totale commissioni e recuperi da clientela	**214,4**	**210,8**	**3,6**	**+1,7%**

La crescita registrata dal totale delle commissioni nette e recuperi è il risultato dell'incremento rilevato dal comparto del risparmio gestito (e dalla bancassicurazione in particolare), che ha più che compensato la diminuzione registrata da altre componenti del comparto commissionale.


Composizione dei ricavi su commissioni da clientela al 31 dicembre 2006
12,4%
31,3%
31,6%
8,3%
3,3%
8,6%
4,4%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
Altre voci

Il margine d'intermediazione netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**687,7**	**634,3**	**53,4**	**+8,4%**
Rettifiche/riprese di valore nette per deterioramento di:	-44,5	-44,2	-0,3	+0,7%
Crediti	*-42,0*	*-41,4*	*-0,6*	*+1,4%*
Attività finanziarie disponibili per la vendita	*-1,0*	*-1,5*	*0,5*	*-33,3%*
Altre operazioni finanziarie	*-1,5*	*-1,3*	*-0,2*	*+15,4%*
Margine d'intermediazione netto	**643,2**	**590,1**	**53,1**	**+9,0%**

Il margine d'intermediazione netto presenta una crescita di 53,1 milioni di euro (+9,0%) e risente positivamente, oltre che delle dinamiche precedentemente descritte, anche della sostanziale complessiva invarianza del costo del rischio di credito rispetto al precedente esercizio, conseguente all'attento presidio della qualità dell'attivo realizzato attraverso la selettività nell'erogazione del credito e nonostante politiche di accantonamento rigorose che hanno portato, tra l'altro, alla crescita del grado di copertura dei crediti deteriorati, come commentato più avanti.

Il risultato operativo netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**643,2**	**590,1**	**53,1**	**+9,0%**
Spese di funzionamento:	-418,1	-415,8	-2,3	+0,6%
Spese amministrative	*-431,0*	*-423,1*	*-7,9*	*+1,9%*
- Spese per il personale	*-264,9*	*-261,5*	*-3,4*	*+1,3%*
- Spese correnti	*-136,0*	*-130,4*	*-5,6*	*+4,3%*
- Imposte indirette e tasse	*-30,1*	*-31,2*	*1,1*	*-3,5%*
Rettifiche di valore nette su attività materiali e immateriali	*-25,9*	*-33,1*	*7,2*	*-21,8%*
Altri proventi di gestione netti (recuperi spese)	*38,8*	*40,4*	*-1,6*	*-4,0%*
Risultato operativo netto	**225,1**	**174,3**	**50,8**	**+29,1%**

Il risultato operativo netto risulta in crescita del 29,1% rispetto al 31 dicembre 2005. Tale andamento è stato determinato, oltre che dalla crescita del margine d'intermediazione netto, dalla contenuta variazione (+0,6%) registrata dalle spese di funzionamento, a sua volta generata principalmente:

- dal lieve aumento del costo del personale (+1,3%), seppur in presenza di elevati incentivi all'esodo definiti rispetto alla chiusura del precedente esercizio (9,3 milioni di euro nel 2006 contro 4,3 milioni di euro nel 2005);
- dalla significativa diminuzione delle rettifiche di valore su immobilizzazioni materiali e immateriali (-21,8%) per effetto del completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati in occasione della transizione all'euro;

- dal contenuto incremento delle spese correnti (+4,3%), seppur in un contesto di crescita dell'attività operativa, la cui composizione a fine esercizio è riportata nella tabella che segue.

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Costi delle tecnologie e outsourcing	60,7	61,6	-0,9	-1,5%
Gestione immobili ed impianti	15,3	13,5	1,8	+13,3%
Spese generali	32,5	31,4	1,1	+3,5%
Costi professionali ed assicurativi	20,1	16,9	3,2	+18,9%
Marketing e pubblicità	7,4	7,0	0,4	+5,7%
Totale spese correnti	**136,0**	**130,4**	**5,6**	**+4,3%**

Si segnala che la crescita della voce "Gestione immobili ed impianti" è prevalentemente da attribuire ai nuovi contratti di affitto sottoscritti nell'anno; l'incremento della voce "Costi professionali ed assicurativi" è invece da attribuire ai compensi professionali per consulenze organizzative connesse a rilevanti attività progettuali iniziate nell'anno 2006.


Spese correnti
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità
2006
2005 pro-forma

L'utile dell'operatività corrente al lordo delle imposte

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Risultato operativo netto	**225,1**	174,3	50,8	+29,1%
Accantonamenti netti ai fondi per rischi e oneri	-21,0	-11,9	-9,1	+76,5%
Altri costi e ricavi dell'operatività corrente	-4,5	4,4	-8,9	n.s.
Utile dell'operatività corrente al lordo delle imposte	**199,6**	**166,8**	**32,8**	**+19,7%**

Nonostante gli elevati accantonamenti per rischi ed oneri effettuati a fronte di cause ed altre passività potenziali ed i maggiori oneri relativi ad altre componenti reddituali rilevati rispetto al precedente esercizio, l'utile dell'operatività corrente al lordo delle imposte registra un incremento del 19,7% (pari a circa 32,8 milioni di euro).

L'utile netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Utile dell'operatività corrente al lordo delle imposte	**199,6**	**166,8**	**32,8**	**+19,7%**
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Imposte sul reddito	-60,1	-51,1	-9,0	+17,6%
Utile netto	**240,3**	**115,7**	**124,6**	**+107,7%**

La cessione dell'interessenza in Sanpaolo IMI S.p.A., effettuata alla fine del mese di settembre 2006, unitamente alla vendita delle azioni Fondiaria-SAI S.p.A. nello stesso esercizio, ha portato al conseguimento di utili "non ricorrenti" pari a circa 100,8 milioni di euro che hanno determinato, dopo la rilevazione delle maggiori imposte derivanti dalla crescita dell'utile dell'operatività corrente al lordo delle imposte, un utile netto di circa 240,3 milioni di euro (+107,7% rispetto al precedente esercizio). Escludendo il contributo delle operazioni non ricorrenti, l'utile netto sarebbe comunque cresciuto di 27,0 milioni di euro, pari al 23,3%.

Il ROE e gli altri ratios

Il ROE, calcolato rapportando l'utile dell'anno 2006 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2005 - 31 dicembre 2006 ed escludendo l'utile in formazione, risulta pari al 19,6% (10,6% al 31 dicembre 2005), ovvero all'11,7% senza tener conto degli utili da operazioni non ricorrenti descritti in precedenza; in proposito si ricorda peraltro che nel suddetto periodo il patrimonio netto contabile è significativamente aumentato (+271,2 milioni di euro, pari al 22,7%).
Per quanto riguarda l'andamento di alcuni ratios economici al 31 dicembre 2006 si rilevano, rispetto alla fine del precedente esercizio, i seguenti significativi miglioramenti:

- il decremento del cost/income, calcolato rapportando le spese di funzionamento al margine d'intermediazione lordo, che passa dal 65,6% al 60,8%;
- la diminuzione dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passata dall'1,81% all'1,67% e dal 2,93% al 2,72%.


Utile netto e ROE
23%
21%
19%
17%
15%
13%
11%
9%
7%
250
230
210
190
170
150
130
110
90
70
50
dic-05 pro-forma
dic-06
Quota utile netto da operazioni non ricorrenti
Utile netto esclusa la quota da operazioni non ricorrenti
ROE
ROE al netto operazioni non ricorrenti


Margine d'intermediazione lordo e cost/income
800
700
600
500
400
70%
65%
60%
55%
dic-05 pro-forma
dic-06
Margine d'intermediazione lordo
Cost / income

Relazione sulla gestione

4. Le grandezze patrimoniali e la struttura

I positivi risultati economici conseguiti dalla Banca nell'esercizio 2006 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate. Si precisa che a fini raffrontativi i dati patrimoniali e finanziari riferiti all'esercizio 2005 sono stati rideterminati retrodatando al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola, avvenuta con effetti contabili dal 1°gennaio 2006. I dati patrimoniali e finanziari così ricalcolati non sono stati assoggettati a revisione contabile.

Le attività gestite per conto della clientela

La raccolta

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Raccolta diretta	12.337,3	11.251,0	1.086,3	+9,7%
Raccolta indiretta	17.318,9	15.724,6	1.594,3	+10,1%
Raccolta totale	**29.656,2**	**26.975,6**	**2.680,6**	**+9,9%**

Rispetto al 31 dicembre 2005 la raccolta totale, rappresentata dalle attività finanziarie della clientela, mostra una crescita di circa 2.680,6 milioni di euro (+9,9%), per effetto dell'incremento tanto della raccolta diretta (+9,7%) quanto di quella indiretta (+10,1%).

La raccolta diretta

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato	12.286,9	11.216,7	1.070,2	+9,5%
- Raccolta a vista	7.273,6	6.570,5	703,1	+10,7%
- Obbligazioni (comprese subordinate)	4.009,7	3.730,1	279,6	+7,5%
- Pronti contro termine	735,5	658,0	77,5	+11,8%
- Altre passività al costo ammortizzato	268,1	258,1	10,0	+3,9%
Passività finanziarie di negoziazione	50,4	34,3	16,1	+46,9%
Raccolta diretta	**12.337,3**	**11.251,0**	**1.086,3**	**+9,7%**

L'aggregato in esame evidenzia una crescita pari al 9,7% rispetto alla fine dell'esercizio precedente, sostanzialmente determinata dall'aumento della raccolta a vista e della raccolta obbligazionaria (cresciuta quest'ultima a fronte dell'incremento degli impieghi a medio/lungo termine conseguito nell'esercizio).

La raccolta indiretta

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Raccolta amministrata	9.612,0	7.912,1	1.699,9	+21,5%
Raccolta gestita	7.706,9	7.812,5	-105,6	-1,4%
Gestioni patrimoniali (GPM - GPS - GPF)	*1.991,8*	*2.290,5*	*-298,7*	*-13,0%*
Fondi	*3.643,1*	*3.397,8*	*245,3*	*+7,2%*
Assicurazioni	*2.039,0*	*2.103,9*	*-64,9*	*-3,1%*
Fondi di previdenza complementare	*33,0*	*20,3*	*12,7*	*62,6%*
Raccolta indiretta	**17.318,9**	**15.724,6**	**1.594,3**	**+10,1%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, aumenta del 10,1% rispetto al 31 dicembre 2005, in seguito alla forte crescita manifestata dalla raccolta amministrata (+21,5%) ed alla ripresa registrata dal comparto "Fondi" (+7,2%, pari a 245,3 milioni di euro), che hanno più che compensato la diminuzione delle gestioni patrimoniali; da segnalare inoltre che al 31 dicembre 2006 la raccolta realizzata tramite il Fondo Pensione Aperto "CRF Previdenza" ammonta a circa 33 milioni di euro, con un incremento del 62,6% rispetto al precedente esercizio.


Raccolta gestita
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
dic-05 pro-forma
dic-06
Assicurazioni
Gestioni patrimoniali (GPM - GPS - GPF)
Fondi

Gli impieghi a clientela

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Conti correnti	1.528,2	1.453,5	74,7	+5,1%
Mutui	4.884,7	4.111,1	773,6	+18,8%
Carte di credito e prestiti personali	94,5	88,0	6,5	+7,4%
Finanziamenti per anticipi	1.336,5	1.200,4	136,1	+11,3%
Sovvenzioni non regolate in conto corrente	2.055,6	1.866,3	189,3	+10,1%
Crediti deteriorati	263,6	306,5	-42,9	-14,0%
Altri impieghi	137,1	343,3	-206,2	-60,1%
Impieghi a clientela	**10.300,2**	**9.369,1**	**931,1**	**+9,9%**

Al 31 dicembre 2006 i crediti verso la clientela ammontano a 10.300,2 milioni di euro e registrano un incremento (+9,9%) rispetto alla fine del precedente esercizio, determinato principalmente da una rilevante crescita dei mutui (+18,8%); si segnala inoltre la crescita delle "Sovvenzioni non regolate in conto corrente" (+10,1%), che al 31 dicembre 2006 includono finanziamenti a medio/lungo termine pari a circa 948,9 milioni di euro.
Escludendo le sofferenze, i suddetti crediti si attestano a 10.195,3 milioni di euro, manifestando un tasso di crescita analogo a quello del totale degli impieghi.

La qualità del portafoglio crediti

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Sofferenze lorde	229,2	215,2	14,0	+6,5%
Dubbi esiti	-124,3	-118,9	-5,4	+4,5%
Sofferenze nette	**104,9**	**96,3**	**8,6**	**+8,9%**
Grado di copertura sofferenze	**54,2%**	**55,3%**		**-1,1%**
Incagli e ristrutturati lordi	141,5	166,8	-25,3	-15,2%
Dubbi esiti	-29,6	-20,9	-8,7	+41,6%
Incagli e ristrutturati netti	**111,9**	**145,9**	**-34,0**	**-23,3%**
Grado di copertura incagli e ristrutturati	**20,9%**	**12,5%**		**+8,4%**
Scaduti/sconfinati da oltre 180 giorni lordi	53,1	68,6	-15,5	-22,6%
Dubbi esiti	-6,3	-4,3	-2,0	+46,5%
Scaduti/sconfinati da oltre 180 giorni netti	**46,8**	**64,3**	**-17,5**	**-27,2%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**11,9%**	**6,3%**		**+5,6%**
Crediti deteriorati lordi	423,8	450,6	-26,8	-5,9%
Dubbi esiti	-160,2	-144,1	-16,1	+11,2%
Crediti deteriorati netti	**263,6**	**306,5**	**-42,9**	**-14,0%**
Grado di copertura crediti deteriorati	**37,8%**	**32,0%**		**+5,8%**

La Banca ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative. Conseguentemente, il grado di copertura delle sofferenze e degli altri crediti deteriorati si mantiene su livelli che confermano la prudenzialità della politica di valutazione del credito applicata dalla Banca.

In particolare, il grado complessivo di copertura dei crediti deteriorati è pari al 37,8%, vale a dire 5,8 punti percentuali superiore rispetto allo scorso esercizio anche per effetto dell'applicazione, nell'anno 2006, di una metodologia di valutazione dei crediti incagliati e ristrutturati e delle posizioni scadute/sconfinate da oltre 180 giorni coerente con i criteri fissati da Basilea 2.


Composizione dei crediti deteriorati
100%
80%
60%
40%
20%
0%
dic-05
pro-forma
dic-06
Scaduti/sconfinati da oltre 180 giorni netti
Incagli e ristrutturati netti
Sofferenze nette

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.706,5	1.481,4	225,1	+15,2%
- passivo	-1.059,0	-1.110,5	51,5	-4,6%
Totale interbancario netto	**647,5**	**370,9**	**276,6**	**+74,6%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	78,7	132,6	-53,9	-40,6%
- disponibili per la vendita	1.942,8	1.738,2	204,6	+11,8%
Totale attività finanziarie in portafoglio negoziabili	**2.021,5**	**1.870,8**	**150,7**	**+8,1%**
Derivati				
- di copertura (valori nozionali)	1.964,4	2.230,8	-266,4	-11,9%
- di negoziazione (valori nozionali)	9.310,7	9.565,8	-255,1	-2,7%
Totale derivati	**11.275,1**	**11.796,6**	**-521,5**	**-4,4%**

La posizione netta sull'interbancario si mantiene creditoria al 31 dicembre 2006, con una crescita di circa 276,6 milioni di euro derivante dalla maggiore liquidità riveniente dallo smobilizzo delle interessenze detenute in Sanpaolo IMI e Fondiaria-SAI, dalla classificazione nel suddetto comparto dei crediti verso Centro Leasing S.p.A., divenuta banca il 1° luglio 2006, nonchè dall'aumento del capitale sociale a pagamento effettuato nel 2006, come successivamente descritto.

Le attività finanziarie in portafoglio segnano un incremento di circa l'8,1%; in particolare, i titoli "disponibili per la vendita" sono cresciuti dell'11,8% (pari a 204,6 milioni di euro).
I contratti derivati in essere a fine esercizio, stipulati prevalentemente con finalità di negoziazione pareggiata, ammontavano a circa 11 miliardi di euro, pressoché invariati rispetto al 31 dicembre 2005.
Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo) sono inserite nei portafogli della proprietà classificati come "Available for sale" (AFS).
La gestione dei portafogli obbligazionari AFS è stata caratterizzata nell'anno da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile e in BOT giunti a scadenza mediante acquisti di CCT, destinati anche a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine in scadenza della clientela, nonché, in misura marginale, di BTP. E' stata quindi rafforzata la posizione in titoli emessi dal Tesoro italiano, segnatamente a tasso variabile. La gestione dei portafogli obbligazionari ha privilegiato, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio. Complessivamente, i portafogli obbligazionari presentano nell'anno un incremento di oltre 180 milioni di euro. La quasi totalità delle attività finanziarie obbligazionarie di proprietà è classificata come AFS.
In ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, abbiamo anche acquisito quote marginali di fondi bilanciati e di fondi *hedge* in sostituzione di posizioni in fondi monetari di analoga entità.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come "Held for trading" (HFT); sono altresì inseriti nei portafogli classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con Clientela.
La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading.
A fine anno il saldo della posizione totale in azioni e fondi appare sostanzialmente stabile rispetto a inizio anno.
Al 31 dicembre 2006 non risultano, nei portafogli di negoziazione della Capogruppo, titoli azionari Banca CR Firenze derivanti da operatività in azioni proprie.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso. Relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di swap a copertura di prestiti obbligazionari emessi, nonché a fronte di operazioni di deposito e finanziamento con clientela.

Le interessenze partecipative

Il portafoglio partecipazioni di Banca CR Firenze è rilevato nell'attivo dello stato patrimoniale secondo il disposto degli IAS 27, 28, 31 e 39 ed è pertanto suddiviso in un ammontare rilevato nella voce 100-"Partecipazioni" contenente le interessenze strategiche in società collegate e controllate, nonché in un ammontare incluso nella voce 40-"Attività finanziarie disponibili per la vendita", nel quale sono classificate le interessenze partecipative minoritarie non strategiche.
A fine anno gli investimenti complessivi in interessenze partecipative ammontano a 1.079,7 milioni di euro, con un decremento del 16,5% rispetto al 31 dicembre 2005, dovuto principalmente all'incorporazione della controllata Cassa di Risparmio di Mirandola S.p.A. ed alla cessione della partecipazione minoritaria detenuta in Sanpaolo IMI S.p.A.
La situazione del portafoglio partecipazioni alla data di chiusura dell'esercizio risulta essere la seguente.

(importi in milioni di euro)	Saldi iniziali	Variazioni dell'esercizio		Valutazione a fine anno			Saldi finali
		Incrementi	Decrementi	Utili da negoziazione	Rettifiche	Variazoni riserva AFS	
Partecipazioni di controllo e joint ventures	**950,2**	**31,7**	**-144,1**	**0,0**	**0,0**	**0,0**	**837,8**
Società bancarie	909,3	30,6	-141,5	0,0	0,0	0,0	798,4
Società finanziarie	3,0	1,0	-2,6	0,0	0,0	0,0	1,4
Altre società	37,9	0,1	0,0	0,0	0,0	0,0	38,0
Partecipazioni in società collegate	**55,8**	**21,2**	**-10,8**	**0,0**	**0,0**	**0,0**	**66,2**
Società bancarie	40,7	21,2	-10,8	0,0	0,0	0,0	51,1
Società finanziarie	15,1	0,0	0,0	0,0	0,0	0,0	15,1
Totale Voce 100 dell'attivo	**1.006,0**	**52,9**	**-154,9**	**0,0**	**0,0**	**0,0**	**904,0**
Partecipazioni minoritarie AFS	**285,7**	**23,9**	**-176,8**	**34,5**	**-0,7**	**9,1**	**175,7**
Società bancarie	194,5	0,1	-161,2	32,9	0,0	0,2	66,5
Società finanziarie	10,7	11,8	-7,4	0,1	0,0	0,0	15,2
Altre società	80,5	12,0	-8,2	1,5	-0,7	8,9	94,0
Totale	1.291,7	76,8	-331,7	34,5	-0,7	9,1	1.079,7

Gli incrementi vengono dettagliati nella tabella che segue.

(importi in milioni di euro)	Acquisti	Operazioni Straordinarie	Totale
Partecipazioni di controllo e joint ventures	31,6	0,1	31,7
Banca C.R. Firenze Romania S.A.	30,6	0,0	30,6
Soprarno SGR S.p.A.	1,0	0,0	1,0
Tebe Tours S.r.l.	0,0	0,1	0,1
Partecipazioni in società collegate	21,2	0,0	21,2
Centro Leasing Banca S.p.A.	21,2	0,0	21,2
Totale Voce 100 dell'attivo	52,8	0,1	52,9
Partecipazioni minoritarie AFS	22,2	1,7	23,9
SI Holding S.p.A.	11,3	0,0	11,3
Immobiliare Novoli S.p.A.	8,5	0,0	8,5
Centro Fidi Terziario S.C.p.A.	1,2	0,0	1,2
Banca d'Italia	0,0	1,1	1,1
Fidi Toscana S.p.A.	0,5	0,0	0,5
SIA Cedborsa S.p.A.	0,5	0,0	0,5
Raccorderie Metalliche S.p.A.	0,0	0,4	0,4
Altre minori	0,2	0,2	0,4
Totale	75,0	1,8	76,8

Le variazioni in diminuzione sono esposte di seguito unitamente ai risultati delle cessioni di partecipazioni AFS.

(importi in milioni di euro)	Cessioni	Operazioni straordinarie	Totale decrementi	Utili da negoziazione	Rigiro della riserva AFS a Conto Economico	Risultato della cessione
Partecipazioni di controllo e joint ventures	**2,6**	**141,5**	**144,1**	0,0	0,0	0,0
Cassa di Risparmio di Mirandola S.p.A.	0,0	141,5	141,5	0,0	0,0	0,0
Cerit S.p.A.	2,6	0,0	2,6	0,0	0,0	0,0
Partecipazioni in società collegate	**10,8**	**0,0**	**10,8**	**0,0**	**0,0**	**0,0**
Centro Leasing Banca S.p.A.	10,8	0,0	10,8	0,0	0,0	0,0
Totale Voce 100 dell'attivo	**13,4**	**141,5**	**154,9**	**0,0**	**0,0**	**0,0**
Partecipazioni minoritarie AFS	**174,6**	**2,1**	**176,7**	**34,5**	**63,5**	**98,0**
Sanpaolo IMI S.p.A. (1)	160,5	0,0	160,5	32,9	59,5	92,4
SI Holding S.p.A.	7,4	0,0	7,4	0,1	1,5	1,6
Parmalat S.p.A.	6,0	0,0	6,0	1,5	2,3	3,8
Cassa di Risparmio di Ravenna S.p.A.	0,7	0,0	0,7	0,0	0,2	0,2
Sanpaolo IMI Private Equity Scheme B.V.	0,0	2,1	2,1	0,0	0,0	0,0
Altre voci	**0,0**	**0,1**	**0,1**	**5,4**	**0,0**	**5,4**
IMI Investimenti S.p.A. (2)	0,0	0,0	0,0	3,8	0,0	3,8
Altre minori (3)	0,0	0,1	0,1	1,6	0,0	1,6
Totale	**188,0**	**143,7**	**331,7**	**39,9**	**63,5**	**103,4**

(1) Nel conto economico riclassificato il relativo risultato della cessione è stato classificato nella voce "Utile da operazioni non ricorrenti".
(2) L'utile da negoziazione rilevato corrisponde a quanto ricevuto a titolo di conguaglio prezzo per la cessione di NHS S.p.A., avvenuta nell'anno 2002.
(3) L'utile da negoziazione si riferisce al risultato della negoziazione del primo semestre 2006 della Cassa di Risparmio di Mirandola S.p.A., incorporata in data 1° luglio 2006 con effetti contabili a partire dal 1° gennaio 2006.

Il contributo reddituale degli investimenti in partecipazioni per l'esercizio 2006, al netto degli incrementi di patrimonio netto, è pari al 15,5% (16,3% considerando anche le variazioni della riserva AFS) dell'investimento annuale medio ed è dettagliato come segue.

(importi in milioni di euro)	Dividendi	Risultato della negoziazione	Rettifiche nette di valore	Rigiro della riserva AFS a Conto Economico	Totale conto economico	Effetto delle valutazioni sulla riserva AFS	Totale comprehensive income
Partecipazioni di controllo e joint ventures	70,4	0,0	0,0	0,0	70,4	0,0	70,4
Findomestic Banca S.p.A.	28,9	0,0	0,0	0,0	28,9	0,0	28,9
CR Firenze Gestion Internationale S.A.	12,6	0,0	0,0	0,0	12,6	0,0	12,6
Cassa di Risparmio di Pistoia e Pescia S.p.A.	9,0	0,0	0,0	0,0	9,0	0,0	9,0
Cassa di Risparmio della Spezia S.p.A.	5,2	0,0	0,0	0,0	5,2	0,0	5,2
Centrovita Assicurazioni S.p.A.	4,9	0,0	0,0	0,0	4,9	0,0	4,9
Cassa di Risparmio di Mirandola S.p.A.	4,8	0,0	0,0	0,0	4,8	0,0	4,8
Cassa di Risparmio di Civitavecchia S.p.A.	2,3	0,0	0,0	0,0	2,3	0,0	2,3
Cassa di Risparmio di Orvieto S.p.A.	1,4	0,0	0,0	0,0	1,4	0,0	1,4
Infogroup S.p.A.	1,3	0,0	0,0	0,0	1,3	0,0	1,3
Cerit S.p.A.	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Partecipazioni in società collegate	1,5	0,0	0,0	0,0	1,5	0,0	1,5
Centro Leasing Banca S.p.A.	1,2	0,0	0,0	0,0	1,2	0,0	1,2
Centro Factoring S.p.A.	0,3	0,0	0,0	0,0	0,3	0,0	0,3
Totale partecipazioni voce 100	71,9	0,0	0,0	0,0	71,9	0,0	71,9
Partecipazioni minoritarie AFS	10,2	39,9	-1,1	63,5	112,5	9,1	121,6
Sanpaolo IMI S.p.A.	5,5	32,9	0,0	59,5	97,9	0,0	97,9
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	1,5	0,0	0,0	0,0	1,5	0,2	1,7
Banca d'Italia	0,9	0,0	0,0	0,0	0,9	0,0	0,9
P.B. Recupero Piaggio S.r.l.	1,5	0,0	0,0	0,0	1,5	0,0	1,5
Immobiliare Novoli S.p.A.	0,4	0,0	0,0	0,0	0,4	10,0	10,4
SI Holding S.p.A.	0,2	0,1	0,0	1,5	1,8	0,0	1,8
Cassa di Risparmio di Ravenna S.p.A.	0,0	0,0	0,0	0,2	0,2	0,0	0,2
IMI Investimenti S.p.A.	0,0	3,8	0,0	0,0	3,8	0,0	3,8
Parmalat S.p.A.	0,0	1,5	0,0	2,3	3,8	0,0	3,8
Sanpaolo IMI Private Equity Scheme B.V.	0,0	0,0	-0,7	0,0	-0,7	0,0	-0,7
Edizioni Design S.r.l.	0,0	0,0	-0,3	0,0	-0,3	0,0	-0,3
Firenze Parcheggi S.p.A.	0,0	0,0	0,0	0,0	0,0	-1,4	-1,4
Brain Technology S.p.A.	0,0	0,0	0,0	0,0	0,0	-0,1	-0,1
Engineering S.p.A.	0,0	0,0	0,0	0,0	0,0	0,2	0,2
Altre minori	0,2	1,6	-0,1	0,0	1,7	0,2	1,9
Totale	82,1	39,9	-1,1	63,5	184,4	9,1	193,5

Investimento medio 2006	1.186,1

Tasso medio di remunerazione 2006:	
Sull'Utile dell'esercizio	15,5%
Sul Comprehensive income	16,3%

(importi in milioni di euro)	Dividendi	Risultato della negoziazione	Rettifiche nette di valore	Rigiro della riserva AFS a Conto Economico	Totale conto economico	Effetto delle valutazioni sulla riserva AFS	Totale comprehensive income
Partecipazioni di controllo e joint ventures	**70,4**	**0,0**	**0,0**	**0,0**	**70,4**	**0,0**	**70,4**
Findomestic Banca S.p.A.	28,9	0,0	0,0	0,0	28,9	0,0	28,9
CR Firenze Gestion Internationale S.A.	12,6	0,0	0,0	0,0	12,6	0,0	12,6
Cassa di Risparmio di Pistoia e Pescia S.p.A.	9,0	0,0	0,0	0,0	9,0	0,0	9,0
Cassa di Risparmio della Spezia S.p.A.	5,2	0,0	0,0	0,0	5,2	0,0	5,2
Centrovita Assicurazioni S.p.A.	4,9	0,0	0,0	0,0	4,9	0,0	4,9
Cassa di Risparmio di Mirandola S.p.A.	4,8	0,0	0,0	0,0	4,8	0,0	4,8
Cassa di Risparmio di Civitavecchia S.p.A.	2,3	0,0	0,0	0,0	2,3	0,0	2,3
Cassa di Risparmio di Orvieto S.p.A.	1,4	0,0	0,0	0,0	1,4	0,0	1,4
Infogroup S.p.A.	1,3	0,0	0,0	0,0	1,3	0,0	1,3
Cerit S.p.A.	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Partecipazioni in società collegate	**1,5**	**0,0**	**0,0**	**0,0**	**1,5**	**0,0**	**1,5**
Centro Leasing Banca S.p.A.	1,2	0,0	0,0	0,0	1,2	0,0	1,2
Centro Factoring S.p.A.	0,3	0,0	0,0	0,0	0,3	0,0	0,3
Totale partecipazioni voce 100	**71,9**	**0,0**	**0,0**	**0,0**	**71,9**	**0,0**	**71,9**
Partecipazioni minoritarie AFS	**10,2**	**39,9**	**-1,1**	**63,5**	**112,5**	**9,1**	**121,6**
Sanpaolo IMI S.p.A.	5,5	32,9	0,0	59,5	97,9	0,0	97,9
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	1,5	0,0	0,0	0,0	1,5	0,2	1,7
Banca d'Italia	0,9	0,0	0,0	0,0	0,9	0,0	0,9
P.B. Recupero Piaggio S.r.l.	1,5	0,0	0,0	0,0	1,5	0,0	1,5
Immobiliare Novoli S.p.A.	0,4	0,0	0,0	0,0	0,4	10,0	10,4
SI Holding S.p.A.	0,2	0,1	0,0	1,5	1,8	0,0	1,8
Cassa di Risparmio di Ravenna S.p.A.	0,0	0,0	0,0	0,2	0,2	0,0	0,2
IMI Investimenti S.p.A.	0,0	3,8	0,0	0,0	3,8	0,0	3,8
Parmalat S.p.A.	0,0	1,5	0,0	2,3	3,8	0,0	3,8
Sanpaolo IMI Private Equity Scheme B.V.	0,0	0,0	-0,7	0,0	-0,7	0,0	-0,7
Edizioni Design S.r.l.	0,0	0,0	-0,3	0,0	-0,3	0,0	-0,3
Firenze Parcheggi S.p.A.	0,0	0,0	0,0	0,0	0,0	-1,4	-1,4
Brain Technology S.p.A.	0,0	0,0	0,0	0,0	0,0	-0,1	-0,1
Engineering S.p.A.	0,0	0,0	0,0	0,0	0,0	0,2	0,2
Altre minori	0,2	1,6	-0,1	0,0	1,7	0,2	1,9
Totale	**82,1**	**39,9**	**-1,1**	**63,5**	**184,4**	**9,1**	**193,5**

Investimento medio 2006	**1.186,1**

Tasso medio di remunerazione 2006:	
Sull'Utile dell'esercizio	**15,5%**
Sul Comprehensive income	**16,3%**

Cassa di Risparmio di Pistoia e Pescia S.p.A.

In data 22 novembre 2004 la Fondazione CR Pistoia e Pescia e Banca CR Firenze hanno sottoscritto un Patto parasociale sostitutivo del contratto preliminare di acquisto di azioni della Cassa di Risparmio di Pistoia e Pescia S.p.A. del 23 aprile 1997; in base a quest'ultimo Banca CR Firenze aveva acquisito un iniziale 51% del capitale sociale ordinario e concesso un'opzione di vendita alla Fondazione sul residuo 49% del capitale sociale ordinario che è stata riformulata nel nuovo accordo. La firma del nuovo Patto parasociale ha reso possibile l'acquisto da parte di Banca CR Firenze, il 30 maggio 2005, di un ulteriore 9% del capitale sociale ordinario che ha fatto salire la partecipazione al 60% del capitale sociale ordinario. Per il residuo 40% del capitale ordinario in mano alla Fondazione è stata concessa un'opzione di vendita esercitabile a partire dal 1° maggio 2008 (fine del periodo di *lock up*) e fino al 30 settembre 2014, con "finestre temporali" nell'ambito delle quali è limitata e graduata l'entità delle azioni cedibili: ogni anno dal 2008 al 2010 tra il 5% ed il 10% del capitale ordinario, ogni anno dal 2011 al 2014 tra il 5% ed il 20% del capitale ordinario. Il prezzo unitario per ciascuna azione sarà:

- per il primo 10% (corrispondente a n. 18.537.750 azioni) pari a 1,798 euro, corretto solo in funzione della quota parte degli utili netti (a partire dal 2005) portati a riserve;
- per il rimanente 30% (corrispondente a n. 55.613.255 azioni) pari al maggiore tra 1,7407 euro, corretto della quota parte di utili netti portati a riserve (e non utilizzati successivamente a copertura di eventuali perdite), ed il valore di mercato delle azioni ogni volta individuato in contraddittorio fra loro da due primari Advisor, tenendo conto che trattasi di quote di minoranza; i dividendi spettanti alle azioni ogni volta oggetto dell'opzione di vendita e relativi all'esercizio sociale di CR Pistoia e Pescia chiusosi prima della data di esercizio dell'opzione da parte della Fondazione, spetteranno alla Fondazione; le azioni ogni volta oggetto dell'opzione verranno trasferite a Banca CR Firenze con godimento 1° gennaio dell'anno in cui è stata esercitata l'opzione; gli accordi contemplano che la parte di riserva accantonata che dovesse essere successivamente utilizzata a copertura di perdite non venga ovviamente computata nel prezzo; infine il pagamento del primo 10% nel caso di esercizio dell'opzione di vendita potrà essere attuato, a scelta di Banca CR Firenze, per metà in contanti e per metà tramite obbligazioni subordinate di propria emissione alle condizioni di mercato. Il pagamento del residuo 30% oggetto di opzione, avverrebbe ugualmente o in contanti o per il 75% in contanti e per il 25% in obbligazioni subordinate.

Cassa di Risparmio della Spezia S.p.A.

Gli accordi sottoscritti il 16 luglio 2003 attraverso i quali Banca CR Firenze in data 16 gennaio 2004 ha acquisito il controllo indiretto del 68,09% del capitale di Cassa di Risparmio della Spezia S.p.A. tramite la partecipazione assunta in Carinord 2 S.p.A., contemplano la concessione da parte di Banca CR Firenze (acquirente) a Fondazione CR La Spezia (cedente) di un'opzione di vendita su un massimo di n. 46.743.340 azioni ordinarie CR La Spezia, esercitabile dal 1° gennaio 2006 al 31 dicembre 2015, in una o più soluzioni comprese tra il 3% e l'11% del capitale ordinario di CR La Spezia. Il prezzo di esercizio sarà pari al maggior valore tra la frazione (relativamente alle azioni opzionate) di patrimonio netto di CR La Spezia S.p.A. al 30 giugno 2003 aumentata del 15% e il valore di mercato delle azioni stesse che sarà "di volta in volta stabilito da una banca di affari tenuto conto dei multipli di valutazione espressi dalle azioni di società bancarie quotate al mercato telematico azionario della Borsa di Milano".
Successivamente alla chiusura dell'esercizio è stato perfezionato un accordo da parte della Banca con la Fondazione CR La Spezia per l'acquisto di un ulteriore 11,91% d'interessenza nella CR La Spezia. Per maggiori dettagli si rimanda ai "Fatti di rilievo e l'evoluzione dopo la chiusura dell'esercizio".

Banca C.R. Firenze Romania S.A.

In data 9 marzo 2006 è stata data esecuzione al contratto di compravendita per l'acquisto di n. 2.493.099 azioni Daewoo Bank SA (ridenominata Banca C.R. Firenze Romania S.A.) corrispondenti al 56,229% della banca rumena.
Contestualmente al closing è stato firmato il contratto di opzione riguardante la concessione di opzioni di acquisto e vendita (call e put) esercitabili rispettivamente da Banca CR Firenze e pro-quota dagli azionisti di minoranza detentori del residuo 43,77%.
Le opzioni reciprocamente concesse avranno ad oggetto ulteriori n. 1.186.946 azioni ordinarie nominative di Banca C.R. Firenze Romania S.A., attualmente corrispondenti al 26,77% del capitale sociale, ovvero quel maggiore numero di azioni che consenta a Banca CR Firenze di raggiungere almeno il 75% dell'intero capitale sociale della banca.
Le opzioni potranno essere esercitate da Banca CR Firenze o dai soci venditori a partire dal 1° gennaio 2009 e per un periodo sino al 30 giugno 2009, ad un prezzo per azione che sarà il maggiore tra il fair value determinato da un advisor indipendente, il valore di quotazione nel caso in cui la banca rumena fosse stata ammessa alla quotazione in un mercato regolamentato, ed un prezzo pari a 2,975 volte il patrimonio netto contabile risultante dall'ultimo bilancio approvato.
Se la determinazione dell'advisor non fosse ritenuta soddisfacente dai soci venditori, questi potranno decidere di rinviare l'esercizio delle opzioni di 12 mesi, nel qual caso il prezzo floor corrisponderà ad un multiplo del patrimonio netto contabile di Banca C.R. Firenze Romania S.A. di 2,905.

Altre società partecipate

- Il contratto di acquisto delle azioni della Cassa dei Risparmi di Forlì e della Romagna S.p.A. perfezionato in data 29 novembre 2000 tra la Fondazione CR Forlì (cedente) e Banca CR Firenze e Sanpaolo IMI (acquirenti) contemplava la concessione, da parte degli acquirenti alla Fondazione, di un'opzione di vendita su un massimo di n. 49.063.405 azioni ordinarie rappresentative del 51,35% del capitale di CR Forlì, al prezzo unitario di 8,11 euro per azione per le prime due tranches (in totale n. 21.945.289 azioni) e ad un prezzo determinato con riferimento al *fair market value* per le ultime tranches (in totale n. 27.118.116 azioni). Negli accordi era previsto che l'impegno di Banca CR Firenze fosse limitato ad un quarto del numero delle azioni relative all'opzione concessa alla Fondazione, i rimanenti tre quarti costituendo l'impegno di Sanpaolo IMI. La finestra temporale per l'esercizio dell'opzione si è aperta il 12 giugno 2002.
  A seguito dell'esercizio, in data 12 maggio 2003 e 29 dicembre 2005, delle prime due tranches dell'opzione di vendita corrispondenti complessivamente per Banca CR Firenze a n. 5.486.322 azioni (pari al 5,74%), l'interessenza detenuta dalla Banca è del 12,75%; rimane in essere in favore della Fondazione l'opzione di vendita sulle ultime tranches, esercitabile fino al 15 giugno 2008; la quota di pertinenza di Banca CR Firenze è di n. 6.779.529 azioni. L'impegno all'acquisto delle azioni è al *fair market value* con un prezzo minimo garantito di 3,8649 euro per azione.
- Il 30 settembre 2004 è stato sottoscritto un accordo, fra le banche azioniste di Crif S.p.A. da una parte e Cribis S.p.A. e Cribis Euroamerica Alinet S.A. dall'altra, relativo all'acquisto da parte di queste ultime del 50% delle azioni possedute da ciascuna banca, nonché alla concessione, sempre da parte di Cribis e Cribis Euroamerica, di un'opzione di vendita alle banche per la vendita del residuo 50%. In data 2 dicembre 2004 si è perfezionata la vendita del 50% della nostra partecipazione in Crif, pari a n. 9.291 azioni del valore nominale unitario di 3 euro, al prezzo complessivo di 534.014,62 euro.
  Per quanto riguarda le residue 9.290 azioni, corrispondenti al 50% della nostra partecipazione iniziale, Cribis Spa e Cribis Euroamerica Alinet S.A. si sono impegnate irrevocabilmente a concedere a Banca CR Firenze, ai sensi e per gli effetti dell'articolo 1331 del codice civile, il diritto di vendere tramite semplice comunicazione alle proponenti, che saranno pertanto obbligate in via solidale tra loro ad acquistarla ai termini ed alle condizioni specificate nel contratto. Il prezzo di acquisto in esercizio dell'opzione di tutte le azioni ancora in nostro possesso potrà variare, sulla base del fatturato generato dalle interrogazioni del venditore verso Crif, da un minimo di 427.165,72 euro, corrispondente ad una valorizzazione complessiva di Crif pari a 32 milioni di euro, ad un massimo 640.748,57 euro, corrispondente ad una valorizzazione di Crif pari a 48 milioni di euro. Il prezzo di acquisto complessivo in esercizio dell'opzione verrà corrisposto in unica soluzione all'atto della girata delle azioni, essendo le due proponenti solidalmente responsabili del pagamento.
  L'opzione sulla quota residua di azioni Crif potrà essere esercitata in qualsiasi momento a partire dal 1° maggio 2008 per un periodo di tre anni essendosi perfezionata prima di tale data la fusione Crif - Cribis.
- L'altro socio di Perseo Finance S.r.l., partecipata da Banca CR Firenze al 60%, ovvero Finanziaria Securitisation Group ha concesso - in un patto parasociale stipulato tra le parti - un'opzione a Banca CR Firenze ad acquistare il 40% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso al suddetto socio un'opzione alla vendita della quota da esso detenuta, sempre al valore nominale.
- I soci della società CR Firenze Mutui S.r.l., partecipata da Banca CR Firenze al 10%, ovvero Finanziaria Internazionale Holding S.p.A. e Finanziaria Securitisation Group hanno concesso, in un patto parasociale stipulato tra le parti, un'opzione a Banca CR Firenze ad acquistare da loro, rispettivamente, il 10% e l'80% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso ai suddetti soci un'opzione alla vendita delle loro quote, sempre al valore nominale.

Altri impegni vincolanti di acquisto/vendita subordinati al verificarsi di determinati eventi

- La Convenzione di consolidamento firmata in data 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni, prevede che qualora tra il Gruppo Banca CR Firenze e i soci di Centrovita Assicurazioni e cioè Cardif S.A. e Cardif S.p.A. sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, Cardif S.A. e Cardif S.p.A. avranno facoltà di vendere a Banca CR Firenze che avrà l'obbligo di acquistare l'intera partecipazione, complessivamente pari al 49%, detenuta in Centrovita dalle medesime Cardif S.A. e Cardif S.p.A. e nel frattempo trasferita a Cardif Assicurazioni S.p.A.
  Analogamente, in caso si presenti una situazione di stallo in due successivi Consigli di Amministrazione della società su determinate materie (elencate nel Protocollo di accordo stipulato da Casse Toscane S.p.A., Compagnie Bancaire e Cardif in data 9 novembre 1993) Banca CR Firenze avrà facoltà di acquistare dai soci francesi, che avranno l'obbligo di vendere, le partecipazioni da essi detenute nella società.
  In entrambi i casi la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti, sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
- La Convenzione di consolidamento firmata in data 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni prevede che qualora tra il Gruppo Banca CR Firenze e i soci francesi di Findomestic Banca S.p.A. (attualmente la sola Cetelem) sorgessero

divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, l'azionista francese avrà facoltà di acquistare da Banca CR Firenze che avrà l'obbligo di vendere, un numero di azioni sufficienti a far raggiungere a detto socio il 51% del capitale di Findomestic Banca S.p.A.
Nel caso sorgessero tali divergenze o comunque nel caso in cui i soci francesi esercitassero la predetta opzione per raggiungere il 51% di Findomestic Banca S.p.A., Banca CR Firenze avrà facoltà di vendere al socio francese la sua intera partecipazione in Findomestic Banca S.p.A.
In ogni caso, la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").

- Il Protocollo di Accordo n. 2, firmato il 30 dicembre 1999 da Banca CR Firenze e UFB Locabail (ora BNP Paribas Lease Group), che ha la stessa scadenza della citata Convenzione di Consolidamento, prevede il mantenimento di un'identica percentuale di partecipazione, diretta o indiretta, in Centro Leasing Banca S.p.A. da parte del Gruppo Banca CR Firenze e del Gruppo BNP Paribas.
  Il menzionato accordo prevede, nel caso in cui uno dei Gruppi incrementi la sua partecipazione, l'impegno di quest'ultimo, annualmente, in un lasso massimo di 360 giorni a partire dal realizzarsi di detta operazione, a cedere all'altra parte un numero di azioni sufficiente a ripristinare la parità di detenzione sopra indicata. Il prezzo di cessione sarà convenuto fra le due parti e "dovrà normalmente essere quello al quale il cedente ha acquistato le azioni in più, senza poter essere inferiore al valore della percentuale equivalente dell'attivo netto contabile di Centro Leasing Banca S.p.A. alla data della più recente situazione contabile semestrale o annuale".
  Attualmente i due Gruppi hanno la stessa partecipazione del 43,537%, parità che è stata ripristinata in data 29 giugno 2006.
  Nel caso in cui vi fossero divergenze insormontabili, tra le parti su determinate materie, BNP Paribas Lease Group avrà facoltà di vendere e Banca CR Firenze l'obbligo di acquistare l'intera partecipazione di BNP Paribas in Centro Leasing Banca S.p.A.
  Le materie su cui potrebbero insorgere divergenze insanabili elencate nella Convenzione di consolidamento firmata il 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni riguardano: a) composizione del management della società (nomina del Consiglio di amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio. Nel citato Protocollo di Accordo n. 2 tali argomenti sono stati meglio dettagliati (es. modifiche statutarie relative alle maggioranze di voto, aumenti e diminuzioni capitale non richiesti dall'organo di Vigilanza, distribuzione dividendi...)
  La determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
  La scadenza della Convenzione di consolidamento sottoscritta fra Banca CR Firenze e BNP Paribas senza che si sia provveduto al suo rinnovo entro il 14 marzo 2006 non ha implicato l'automatica attivazione delle opzioni descritte ai punti precedenti, essendo previsto un ulteriore periodo di un anno, scadente il 14 marzo 2007, in cui le parti procederanno a negoziare un'ulteriore proroga o comunque un nuovo accordo. Stanno proseguendo i contatti già avviati in tal senso.

Accordi che prevedono meccanismi di way out per la dismissione di partecipazioni

- Il patto parasociale stipulato in data 7 luglio 2000, modificato in data 19 novembre 2003 tra i soci di Brain Technology S.p.A., di cui Banca CR Firenze detiene il 10%, prevede che - poiché la società non è stata quotata entro il 30 giugno 2006 - Banca CR Firenze abbia la facoltà, peraltro non ancora esercitata in attesa di ulteriori sviluppi, di individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione i soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad un banca d'affari, scelta dai soci in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci. Nel caso in cui le offerte di acquisto dovessero risultare inferiori del 40% alla valutazione del 100% espressa dal perito indipendente, non si procederà alla vendita del 100% della società salvo diversa concorde volontà di Banca CR Firenze e di un numero di altri soci di Brain Technology che rappresentino almeno il 50% più un'azione del capitale.
- Il patto parasociale stipulato in data 7 luglio 2000 e successivamente modificato tra i soci di Welcome Italia SpA, di cui Banca CR Firenze detiene il 5%, prevede che qualora la società non venga quotata entro il 30 giugno 2007 la Banca possa individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione gli altri soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad un banca d'affari, scelta in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci.

Il patrimonio immobiliare

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Immobili utilizzati per l'attività bancaria	182,9	191,5	-8,6	-4,5%
Altri immobili	50,8	50,3	0,5	+1,0%
Totale immobili	**233,7**	**241,8**	**-8,1**	**-3,3%**
[redacted]				

Nel 2006 si è assistito a un decremento pari a 8,1 milioni di euro del patrimonio immobiliare (inclusivo degli immobili di pertinenza di CR Mirandola, incorporata nell'esercizio) per effetto delle dismissioni del periodo, per un valore complessivo di bilancio di circa 2,7 milioni di euro (e plusvalenze conseguite per circa 1,7 milioni di euro), nonché di ammortamenti pari a circa 6,7 milioni di euro.
Il valore di bilancio del patrimonio immobiliare al 31 dicembre 2006 è complessivamente pari a 233,7 milioni di euro (241,8 milioni di euro al 31 dicembre 2005), di cui 182,9 milioni di euro relativi ad immobili funzionali per lo svolgimento dell'attività bancaria.
Le principali operazioni di vendita sono state relative a (i dati riportati sono riferiti ai prezzi di cessione):

- otto immobili sede di filiali nell'ambito della cessione del ramo d'azienda alla Cassa di Risparmio della Spezia S.p.A., per complessivi 4,6 milioni di euro;
- tre immobili risultanti dal ridimensionamento delle fililali di Lastra a Signa, Livorno e Pietrasanta, per complessivi 1,9 milioni di euro;
- appartamenti e box per un totale di 1,5 milioni di euro.

I conti di capitale

Il patrimonio netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	928,6	705,7	222,9	+31,6%
Riserve da valutazione (adeguamento al fair value)	-12,4	111,3	-123,7	n.s.
Altre riserve	310,0	262,6	47,4	+18,1%
Utile netto	240,3	115,7	124,6	+107,7%
Patrimonio netto	**1.466,5**	**1.195,3**	**271,2**	**+22,7%**
[redacted]				

Il patrimonio netto della Banca cresce di circa 271,2 milioni di euro (+22,7%), in parte derivanti da un aumento di capitale sociale a pagamento per complessivi 150 milioni di euro; per contro, al maggior utile di periodo rilevato a fine esercizio corrisponde la diminuzione (pari a 63,5 milioni di euro) delle riserve da valutazione correlata alle operazioni "non ricorrenti" descritte in precedenza, mentre un'ulteriore quota di tali riserve (circa 70 milioni di euro) è stata utilizzata al servizio dell'aumento gratuito del capitale sociale.
Per maggiori dettagli riguardanti la movimentazione del patrimonio netto si rinvia a quanto riportato negli schemi di Prospetto delle variazioni del patrimonio netto e Rendiconto finanziario.

Il patrimonio di vigilanza e i coefficienti di solvibilità

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Patrimonio di base (tier 1)	1.295,7	1.091,9	203,8	+18,7%
Patrimonio supplementare (tier 2)	820,8	893,9	-73,1	-8,2%
Elementi da dedurre	-223,9	-189,9	-34,0	+17,9%
Patrimonio di vigilanza	**1.892,6**	**1.795,9**	**96,7**	**+5,4%**
Rischi di credito	848,4	733,5	114,9	+15,7%
Rischi di mercato	35,1	61,9	-26,8	-43,3%
Altri requisiti prudenziali	8,9	9,9	-1,0	-10,1%
Totale requisiti prudenziali	**892,4**	**805,3**	**87,1**	**+10,8%**
Attività di rischio ponderate	12.761,8	11.515,3	1.246,5	+10,8%
Patrimonio di base/Attività di rischio ponderate (tier 1 capital ratio)	10,15%	9,48%		+0,67%
Patrimonio di vigilanza/Attività di rischio ponderate (total capital ratio)	15,11%	15,86%		-0,75%
Coefficiente di solvibilità	15,62%	17,14%		-1,52%

L'incremento del patrimonio di base, pari a 203,8 milioni di euro, risulta principalmente dovuto all'aumento di capitale a pagamento effettuato nel mese di giugno 2006 precedentemente descritto ed alla quota dell'utile netto dell'esercizio 2006 imputata a riserve.
La diminuzione del patrimonio supplementare (-73,1 milioni di euro) deriva dall'integrale utilizzo della riserva di rivalutazione degli immobili in seguito all'aumento gratuito del capitale effettuato nel primo semestre 2006.
Considerando anche l'incremento degli elementi da dedurre, la variazione del patrimonio di vigilanza quale risultante dei fenomeni sopra descritti è stata pari a 96,7 milioni di euro.
Per quanto riguarda i requisiti prudenziali, la crescita dei rischi di credito (+15,7%) è da porre in relazione all'espansione degli impieghi.
Relativamente ai coefficienti prudenziali si segnala, in particolare, il miglioramento del "tier 1" di 0,67 punti percentuali, sostanzialmente derivante dalle variazioni che hanno interessato il patrimonio netto contabile ed i rischi di credito, commentate in precedenza.

Flussi finanziari

I flussi di cassa generati dalla gestione nel corso del 2006 confrontati con l'anno precedente sono sintetizzati nella tabella che segue; le dinamiche sotto esposte riflettono gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione.

Importi in milioni di euro	31 dicembre 2006 pro-forma	31 dicembre 2005
Gestione	339,3	263,4
- utile del periodo	*240,3*	*111,9*
- altre variazioni	*99,0*	*151,7*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-318,5	-113,4
Liquidità netta generata/(assorbita) dall'attività operativa	**20,8**	**150,2**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-51,7**	**-77,6**
Liquidità netta generata/(assorbita) dall'attività di provvista	**85,8**	**-60,4**
FLUSSO MONETARIO DEL PERIODO	54,9	12,2

Per maggiori dettagli si rimanda al "Rendiconto finanziario" di cui agli schemi di bilancio della Banca esposti nelle pagine che seguono.

L'attività di organizzazione

Interventi normativi

Nel corso del 2006 sono stati disposti i seguenti interventi:

- in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria dell'aprile 2005, è stato redatto il "Regolamento Compliance del Gruppo Banca CR Firenze";
- con riferimento al D.Lgs. 231/2001, sono state attribuite le responsabilità in materia di prospetti informativi e assunzioni del personale, è stato integrato il modello organizzativo 231 a seguito della nuova disciplina sul Market Abuse, sono stati rivisti i modelli organizzativi 231 delle Banche del Gruppo; è stato inoltre redatto il nuovo documento sui poteri delegati in Azienda, coerente con le esigenze di tutela di cui al D.Lgs. 231/2001;
- è stato redatto il "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi";
- è stato rivisto il "Regolamento del Credito", intervenendo sull'individuazione e gestione delle posizioni a default, e introducendo l'RWA (indice delle attività ponderate per il rischio), quale elemento di sintesi del rischio;
- è stato depositato al COVIP (Organo di Vigilanza sui Fondi Pensione) il nuovo Regolamento del Fondo Pensione Aperto "CRF Previdenza" e la relativa Nota Informativa (che prevede una linea di investimento a capitale garantito idonea a recepire il conferimento del TFR con modalità tacita).

Patti Chiari

Con l'adesione alla IX iniziativa del Progetto PattiChiari "Investimenti finanziari a confronto" sono state predisposte nuove modalità di controllo sull'adeguatezza degli investimenti finanziari; con riferimento alla X iniziativa "Cambio Conto", è stato introdotto un applicativo che consente di individuare l'elenco dei prodotti/servizi regolati sul singolo conto corrente e la registrazione della tempistica di chiusura del rapporto.

Livelli di servizio

Con riferimento ai livelli di servizio erogati dalla Capogruppo nello svolgimento delle attività accentrate, il processo di monitoraggio è stato integrato istituendo dei Presidi presso le Banche del Gruppo, al fine anche di rilevare tempestivamente eventuali disservizi.
E' stato avviato il Servizio di Assistenza Utenti "Tuttomutui", un punto unico di raccolta delle richieste che consente il miglioramento dei livelli di servizio con minori tempi di attesa telefonica per l'utente.

Per venire incontro alle esigenze manifestate dalla clientela nell'ambito delle interviste sulla customer satisfaction, a partire da settembre è stato introdotto l'orario continuato di apertura degli sportelli su 10 Filiali (in fase di test).

Assetti organizzativi

Nel corso del periodo sono state effettuate:

- la ristrutturazione del Coordinamento Organizzazione e Sistemi, con l'obiettivo di promuovere l'innovazione tecnologica come leva di business, di affiancare e indirizzare le diverse funzioni aziendali nelle richieste, nonché di definire meglio gli ambiti di responsabilità tra la Capogruppo e la controllata Infogroup; a tale riguardo le funzioni inerenti l'ICT sono state ridistribuite, accentrando presso la Capogruppo le attività di approvvigionamento e di program & cost management, e aggregando presso Infogroup le attività operative e la gestione dell'infrastruttura tecnologica;
- la revisione della Direzione Commerciale, con l'obiettivo di concentrare le fabbriche prodotto in un'unica struttura che ne presidi l'intero ciclo di vita, consolidare la focalizzazione delle strutture di mercato / segmento sui processi di analisi segmento, identificare i bisogni della clientela e incrementare la spinta commerciale, individuare uno specifico presidio sul monitoraggio della qualità dei servizi e della comunicazione alla clientela e del grado di soddisfazione della stessa;
- la fusione per incorporazione della Cassa di Risparmio di Mirandola con la costituzione di una specifica Divisione, denominata "CR Mirandola - Divisione di Banca CR Firenze", e la formalizzazione dell'Area di Bologna in una logica di ottimizzazione dei canali distributivi e di miglior sfruttamento del potenziale di sviluppo;
- la costituzione del Coordinamento Risorse Umane, per consentire una gestione integrata di tutte le variabili relative alle Risorse Umane.

Continuità Operativa

E' stata costituita un'apposita Funzione a presidio della Continuità Operativa ed è stato reso operativo il Piano di Continuità Operativa (che comprende i Piani di Disaster Recovery), inteso come un "documento che formalizza i principi, fissa gli obiettivi e descrive le procedure per la gestione della continuità operativa dei processi critici aziendali". Il Piano è stato approvato formalmente dai Consigli di Amministrazione delle Banche e delle Aziende del Gruppo, in linea con la scadenza prevista dalla normativa di vigilanza (31 dicembre 2006). Sono stati definiti i piani di formazione delle risorse critiche delle funzioni accentrate per le banche del Gruppo, Centrovita e Infogroup. Sono stati eseguiti i lavori di adeguamento infrastrutturale del sito secondario presso i locali della Formazione (in via Baracca, Firenze), è stato predisposto ed eseguito il relativo piano dei test. Sono stati individuati gli interventi necessari per garantire la continuità operativa dei servizi richiesti ai fornitori esterni.

Progetti

La progettualità è stata centralizzata a livello di Gruppo, coordinando l'apertura, il monitoraggio e la chiusura dei progetti di Gruppo e delle commesse di Infogroup; sono stati rivisti i processi e le metodologie relative alla progettualità e al monitoraggio dei costi per Banca CR Firenze e Infogroup.
Nell'ambito del progetto attivato nel 2006 per lo sviluppo di una nuova piattaforma tecnologica multicanale per lo sportello (Progetto PTM), la trattativa per identificare il fornitore partner è stata condotta ampliando la base dei fornitori, allargando lo spettro di attività oggetto di negoziazione e rinegoziando la data di scadenza; tali operazioni hanno consentito di ottenere consistenti vantaggi in termini di costi. Il rinnovo tecnologico previsto dal nuovo contratto è stato eseguito nei mesi di agosto e settembre.

Servizi operativi

Da maggio 2006 è pienamente operativo il Polo dei Servizi Operativi presso la Cassa di Risparmio della Spezia, che si occupa delle attività di Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI e Pensioni.

Privacy

Nel 2006 Banca CR Firenze ha ottemperato agli obblighi in materia di privacy (decreto legislativo 196/03) con le seguenti attività:

- il Consiglio di Amministrazione ha approvato, nei termini prescritti, l'aggiornamento 2006 del Documento Programmatico della Sicurezza;
- il Presidente ha aggiornato la notifica al Garante in conseguenza dell'incorporazione della CR Mirandola e dell'accordo con cui Banca CR Firenze è diventata contitolare dei dati di CR Orvieto; è stata inoltre notificata la cessazione dei trattamenti da parte della CR Mirandola;
- la struttura ha dato seguito ai vari obblighi derivanti dalla delibera del Garante "Istituti di credito - Rilevazione di impronte digitali ed immagini: limiti e garanzie" del 27 ottobre 2005 (G.U. n. 68 del 22-3-2006). In particolare è stato comunicato al Garante l'uso di rilevatori biometrici e l'elenco delle Filiali presso cui sono installati, è stato nominato un vigilatore dei dati biometrici, è stata aggiornata la normativa interna;

- è stata infine verificata ed eventualmente aggiornata la documentazione obbligatoria (informative, elenco dei responsabili e relative lettere di nomina, istruzioni agli incaricati, elenchi dei soggetti cui vengono comunicati dati personali).

L'attività commerciale

Le linee di politica commerciale

In coerenza con il piano commerciale, le attività si sono focalizzate sul miglioramento della capacità di acquisizione di nuova clientela, sullo sviluppo del comparto degli impieghi, sia a privati che a imprese, sul sostegno alla crescita di alcune nuove ed importanti linee di business (es. servizi multicanale, polizze assicurative, fondi pensione, leasing e factoring).
La Rete Promotori è composta da 31 Spazi finanziari, con una raccolta di 585 milioni di euro (+142 milioni di euro rispetto al 31/12/2005). Alla stessa data il numero dei Promotori è di 167 unità.
Nel mese di dicembre è stato firmato il contratto per l'acquisizione di Cortal Consors Succursale Italia SpA, che avrà efficacia a partire dai primi mesi del 2007. Una volta completata l'integrazione, la Rete Promotori conterà complessivamente circa 330 Promotori ed un patrimonio gestito pari a 1 miliardo di euro.
Per quanto riguarda i canali innovativi, il servizio Liberamente (destinato alla clientela privata) annovera circa 72.000 utenti, con un incremento rispetto al 31 dicembre 2005 di quasi 19.000 nuovi contratti (+35%). I clienti attivi hanno raggiunto le 45.000 unità e circa 253.000 operazioni dispositive e 6,4 milioni informative (+38% rispetto al 31 dicembre 2005). Il rilevante incremento di queste ultime è stato favorito anche dai nuovi servizi accessori di cui è stato arricchito il canale Liberamente via Internet.
Per le imprese, è stato lanciato B@B light, il nuovo servizio di home banking via Internet monoazienda e monobanca, destinato alle piccole imprese. Il servizio si articola in tre distinti moduli (Base, Plus ed Extra), destinati a soddisfare, in modo crescente, le diverse esigenze informative e dispositive di questo target di clientela. Le adesioni a sei mesi dal lancio hanno superato le 5.000 unità.
Le imprese che al 31 dicembre 2006 dispongono di un collegamento di remote banking con Banca CR Firenze sono complessivamente 19.250 (+54%) alle quali si aggiungono circa 13.500 (+15%) collegate a mezzo POS con un transato totale pari a circa 930 milioni di euro (+18%).

Lo sviluppo dell'attività

Mercato retail

Al fine di favorire l'acquisizione nuova clientela, nel corso dell'anno sono state promosse due iniziative:

- nel primo semestre è stata lanciata "Presenta un Amico edizione 2006", con l'obiettivo di favorire la diffusione della Multicanalità; l'iniziativa ha portato all'apertura di 8.800 nuovi conti, con conseguente acquisizione di nuova raccolta e acquisto di nuovi prodotti;
- nel secondo semestre dell'anno è stata promossa l'iniziativa commerciale "Sconto Corrente" che consiste nell'offrire, ai nuovi clienti un conto corrente con condizioni particolarmente vantaggiose e che ha portato all'apertura di circa 4.000 nuovi conti.

Ad Agosto è stato lanciato un nuovo conto corrente dedicato ai Liberi Professionisti e finalizzato a facilitarne le incombenze disposte dal recente "Decreto Bersani". Tale iniziativa - che ha favorito anche l'acquisizione di nuova clientela ed il rafforzamento della relazione con quella esistente ha portato all'accensione di 1.130 conti.
I conti correnti a pacchetto della linea "Giotto" hanno superato le 223.000 unità (+12% rispetto al 31/12/05).
Alla data del 31 dicembre 2006, Banca CR Firenze ha erogato operazioni di mutuo "casa" per complessivi 431,8 milioni di euro. In questo comparto è stata arricchita l'offerta con il lancio di Mutuo Family Sicuro (mutuo a rata fissa e durata variabile), prodotto che permette ai clienti di mantenere fisso l'importo della rata anche in situazioni di variazione dei tassi.
Nel mese di novembre è stato lanciato un nuovo prodotto assicurativo dalle caratteristiche innovative accessorio ai mutui, che copre il rischio morte, invalidità, perdita posto di lavoro.
In riferimento ai prodotti di investimento, Banca CR Firenze ha effettuato sul mercato domestico 21 emissioni obbligazionarie per complessivi 478 milioni di euro.
La raccolta premi lorda nel comparto Bancassicurazione ammonta a circa 469 milioni di euro (+26% rispetto al 2005). La nuova produzione dell'anno si è concentrata prevalentemente sulle polizze ad elevato contenuto finanziario e forte componente assicurativa e in termini residuali su quelle a tasso minimo garantito.
A fine 2006, il patrimonio gestito da CR Firenze Gestion Internationale S.A. ammonta a circa 6.788 milioni di euro (+4% su fine 2005). A fronte di un sistema che registra per quest'anno un andamento fortemente negativo sulla raccolta, CR Firenze Gestion Internationale evidenzia una raccolta positiva, pari a 72 milioni di euro. Nel corso dell'anno, è proseguita la domanda da parte della clientela dei comparti flessibili e bilanciati (+86% rispetto al 2005).
Le gestioni individuali di portafoglio al 31 dicembre 2006, inclusive delle gestioni in fondi, per clientela propria e del Gruppo, ammontano a 2.573 milioni di euro.
Nel comparto della previdenza complementare le adesioni a "CRF Previdenza" hanno raggiunto le 16.000 unità (+ 24% rispetto al 31 dicembre 2005); inoltre, si è registrata una crescita significativa del patrimonio gestito, che al 31 dicembre 2006 ha raggiunto 33 milioni di Euro (+100% rispetto a dicembre 2005).
Tra i prodotti che hanno riscosso un notevole successo commerciale, si segnalano:

- le carte prepagate: oltre 63.500 quelle attive (+35% rispetto al 2005).
- i prestiti personali di Findomestic Banca "Prestissimo";
- le polizze relative all'Area Protezione (coperture caso morte e infortuni), oltre 11.500, con una crescita del 119% rispetto all'anno precedente.

L'attività commerciale nel mercato delle Piccole Imprese si è pure concentrata sull'acquisizione di nuova clientela e sulla crescita degli impieghi.
E' proseguita la commercializzazione del prodotto "Fido Unico", che ha consentito l'apertura di oltre 1.700 nuovi rapporti.
A seguito dell'introduzione del nuovo modello di servizio con i Consorzi Garanzia Fidi, si sono registrate crescite significative degli affidamenti accordati tramite questo canale (oltre il 20% rispetto all'esercizio precedente).
A sostegno dello sviluppo dei servizi multicanale, è stato lanciata la nuova piattaforma di Credito On-Line, in collaborazione con il Consorzio Eurofidi e con Fidi Toscana, che consente alle imprese operanti in Toscana e Umbria di richiedere finanziamenti on-line, che ha segnato oltre che interesse un numero di adesioni più che incoraggianti.
Anche con le Associazioni di Categoria è proseguita un'intensa attività di collaborazione, volta, in particolare, all'acquisizione di nuova clientela, attraverso la sottoscrizione di accordi specifici che dovranno essere consolidati nel corso del 2007. Con le stesse sono stati inoltre attivati accordi volti alla canalizzazione di operazioni in formato elettronico.
Prosegue l'ottimo trend di commercializzazione dei conti correnti della linea Ioimpresa che al 31 dicembre 2006, hanno raggiunto circa 25.000 conti, con un incremento di oltre 5.000 unità rispetto a dicembre 2005 (+25%).
Sono state perfezionate 30 nuove convenzioni e riattivate 16 convenzioni già esistenti con aziende, associazioni, sindacati, enti locali del territorio di riferimento della Banca, in quanto collettori di significativi bacini di potenziali clienti privati. L'insieme delle iniziative in commento ha consentito di accendere oltre 17.000 nuovi conti correnti.

Mercato imprese

Le attività poste in essere nel corso dell'anno su questo mercato sono principalmente:

- l'azione sui Clienti "Core" (aziende medio-grandi ad alto potenziale di sviluppo) del Canale mirata all'incremento della quota di mercato;
- il lancio di prodotti in convenzione con Confidi Toscana (Consorzio di Garanzia dell'Associazione Industriali di Firenze);
- lo sviluppo della collaborazione con Centro Factoring per l'incremento dell'operatività con la Società Prodotto;
- l'intensa attività nel settore agrario;
- le iniziative commerciali tese allo sviluppo e acquisizione di nuovi flussi commerciali sia in Italia che Estero.

Per quanto concerne l'azione sui Clienti "Core", all'inizio dell'anno, sono stati individuati oltre 500 Clienti - in base ai criteri di redditività e rischiosità - con l'obiettivo di diventarne Banca di riferimento relativamente a fidi accordati ed utilizzati, servizi erogati e flussi commerciali canalizzati: l'attività su questa Clientela ha portato a deliberare nel 2006 fidi per oltre 320 milioni a breve termine ed oltre 85 milioni a medio/lungo termine.
I nuovi prodotti (Confidi Capital e Confidi Struttura Finanziaria) realizzati in collaborazione con Confidi Toscana e lanciati alla metà del mese di Febbraio hanno superato i 23 milioni di euro, contribuendo al forte incremento di operazioni a medio/lungo termine effettuate con il Consorzio.
Si è confermato inoltre il trend di crescita dell'operatività del Canale Imprese con Fidi Toscana con un incremento del 26% rispetto al dicembre 2005.
L'attività con Centro Factoring, per la quale è stata pianificata una metodologia strutturata di approccio al Cliente, ha comportato un turnover di 538 milioni di euro (+ 97% circa sullo stesso periodo del 2005).
Anche l'attività con Centro Leasing ha segnato ottimi risultati con circa 1.450 contratti ed un totale di 240 milioni di euro, con un incremento pari al 14% rispetto all' anno precedente.
Nel corso del 2006 sono stati erogati finanziamenti a medio/lungo termine a favore di imprese agricole per 43,6 milioni di euro.
L'attività di acquisizione/sviluppo di nuovi flussi commerciali ha portato ad una crescita del Portafoglio negoziato dell'8%.
Per quanto riguarda il comparto estero, i volumi mercantili intermediati sono aumentati di oltre 20% (+675 milioni di euro), migliorando significativamente le quote di mercato.
Un importante contributo alla canalizzazione dei flussi commerciali da e verso l'estero è stato offerto anche da Banca CR Firenze Romania.
L'anno 2006 ha visto un ulteriore consolidamento delle attività della struttura dedicata ad operazioni di finanza d'impresa, che ha dimostrato un'incisiva capacità di intervento in operazioni con caratteristiche di notevole complessità strutturale:

- l' asseverazione di 8 progetti di "Project Financing" per la realizzazione di opere pubbliche o di pubblica utilità (ex art. 37 bis L 109/1994), che, una volta accolti dai vari Enti concedenti, origineranno investimenti nell'ordine di oltre 38 milioni di euro;
- relativamente all'attività di "Acquisition Financing", "Leverage Financing" e "Project Financing", sono state seguite e perfezionate varie operazioni per un importo complessivo di finanziamenti di 21 milioni di euro;
- per quanto concerne l'efficientamento della struttura finanziaria delle aziende, è stata prestata consulenza ed intermediazione per alcune aziende clienti, su richieste di finanziamenti per 42 milioni di euro;
- l'attività relativa ad operazioni di credito industriale ed immobiliare si è concentrata su 10 operazioni particolarmente complesse e non standardizzabili, per un importo complessivo di 77 milioni di euro.

Mercato private

Lo sviluppo dell'offerta Private, nel corso del 2006, si è concentrata sulle gestioni patrimoniali, il prodotto *core* del Canale: in particolare sono state proposte alla clientela linee di prodotto che non solo consentono molteplici possibilità di investimento e la costruzione di asset coerenti con il proprio profilo di rischio, ma anche opportunità di posizionamenti "tattici" del portafoglio da realizzarsi secondo le contingenti evoluzioni dei mercati finanziari.
Si ricorda a questo proposito come "Private Caveau", gestione in titoli, si sia arricchita della nuova linea "Equity 40" che presenta un profilo più dinamico sia per la maggiore componente azionaria sia per la più ampia diversificazione delle aree di investimento; inoltre è stato attivato un nuovo benchmark per la linea "Equity 15" che, accrescendo il peso delle componenti azionario Europa rispetto al mercato italiano, permette all'Asset Manager di trarre beneficio dalle maggiori possibilità di diversificazione.
Inoltre, ai portafogli di "Private Scelta Dinamica", gestione in fondi e sicav, se n'è aggiunto uno completamente monetario con finalità di temporanea allocazione della liquidità in vista di una riposizionamento strategico del portafoglio coerente col profilo di rischio del cliente e lo scenario del mercato di riferimento.
Nel corso del 2006, la Gestione con Preventivo Assenso "Private Scelta Condivisa" - ha continuato a riscuotere consensi tra la clientela target di tale soluzione di investimento.
Al fine di costituire una valida alternativa agli asset a breve termine, quali i PCT, è stato realizzato nel primo semestre 2006 con la collaborazione di BNP Paribas un prodotto legato all'andamento del cross euro/dollaro.
Queste iniziative commerciali hanno contribuito all'ottimo risultato conseguito a livello di raccolta totale - che fa registrare una crescita complessiva rispetto alla fine del 2005 pari al 21% e al miglioramento del posizionamento della Banca nei confronti della clientela gestita dal Canale. Va aggiunto inoltre che per diffondere ulteriormente il brand "Banca CR Firenze Private banking", nonché rafforzare la relazione con i clienti, sono state organizzate varie iniziative ed eventi dedicati che hanno contribuito a migliorarne il grado di soddisfazione.

Mercato enti pubblici

L'attività commerciale 2006 è stata orientata all'acquisizione di nuovi Enti in aree geografiche dove Banca CR Firenze sta espandendo la propria presenza. L'attività di acquisizione si è conclusa con l'adesione di 25 nuovi clienti e si è orientata principalmente sull'Emilia Romagna e a Roma.
L'attività commerciale si è indirizzata sia all'offerta tradizionale di servizi (Gestione di tesorerie, finanziamenti, mutui, etc.) e sistemi di pagamento (POS, RID, MAV, etc.) sia all'ampliamento dell'offerta di prodotti innovativi come i primi sistemi di incasso tramite Internet di alcuni tributi. Tali prodotti sono stati particolarmente apprezzati dagli Enti, sempre più motivati a prodotti che facilitino il pagamento da parte dei cittadini pur mantenendo adeguati livelli di sicurezza e una sollecita rendicontazione.
L'attività di informatizzazione di nuovi servizi di cassa e di tesoreria è proseguita attraverso il progressivo aumento del numero degli Enti, ad oggi 37, che inviano gli ordinativi tramite web.
Tale sistema è propedeutico per la realizzazione della "firma digitale" degli ordinativi che consente la progressiva eliminazione del supporto cartaceo con il solo invio tramite web, ad oggi in sperimentazione su tre Enti di primaria importanza.

L'attività creditizia

L'intensa attività commerciale prima commentata ha coinvolto in maniera significativa il processo di erogazione e di controllo del credito, che nel corso del 2006 ha peraltro visto una forte focalizzazione sulle modifiche da apportare al Regolamento del Credito in applicazione del nuovo Accordo sul capitale Basilea II.
Tali modifiche, che sono operative con l'anno 2007, riguardano principalmente le facoltà deliberative, prevedendo che l'organo deliberante sia individuato in funzione della rischiosità della posizione e quindi dal "capitale assorbito" dalla stessa (invece dell'importo).
Conseguentemente, la Rete potrà deliberare anche importi rilevanti, ma con rischiosità contenuta, mentre agli Organi Centrali verranno riservate le posizioni relativamente più rischiose. I poteri deliberativi saranno modulati utilizzando le RWA (attività di rischio ponderate), calcolate in funzione dei fattori indicati da Basilea II (probabilità di default, perdita in caso di default, esposizione al momento del default). Per quanto riguarda il presidio della qualità del credito si segnala che, a seguito dell'introduzione della nuova categoria di crediti dubbi "scaduti/sconfinati da oltre 180 giorni" sono state individuate e messe in atto le attività finalizzate alla riduzione dell'incidenza del fenomeno, nonchè al controllo ed alla gestione dello stesso.

Il risk management

Rischi finanziari

La gestione dei rischi finanziari (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte", che definisce la politica di gestione di tali rischi.
Nel 2006, l'indicatore del rischio di tasso, basato sul rapporto tra la variazione del valore economico dell'attivo e del passivo in seguito a shock parallelo dei tassi d'interesse pari a 200 punti base, e la somma del patrimonio "Tier1" e di quello "Tier2", ha sempre evidenziato valori al di sotto dei limiti previsti dai regolamenti aziendali.
Anche l'impatto sul margine di interesse di una variazione parallela dei tassi di interesse di 100 punti base ha registrato un valore sempre inferiore a quanto indicato dal regolamento aziendale.
Il VaR del *trading book* si è attestato mediamente sul valore di 3 milioni di euro, restando comunque costantemente al di sotto dei limiti interni.

Rischi creditizi

Nel 2006 tutti gli indicatori patrimoniali obbligatori sono risultati entro i limiti fissati dalla Banca d'Italia.
La crescita degli impieghi a clientela ordinaria è stata trainata da quella dei crediti con garanzie reali e personali; di conseguenza, la rischiosità primaria (sofferenze/impieghi) risulta in linea rispetto ai dati medi del sistema bancario mentre la rischiosità potenziale (incagli per cassa/impieghi) si colloca su livelli inferiori.
E' proseguito nel 2006 l'utilizzo degli strumenti di valutazione del merito creditizio sulla base dei principi di Basilea II. Sul segmento imprese non si registrano concentrazioni di esposizione, e i *default* registrati nel corso del 2006 sono concentrati sulle classi di rating peggiori. Analoga situazione si riscontra anche per i segmenti retail e privati.
Relativamente alle controparti bancarie le esposizioni sono concentrate sulle classi di rating migliori, mentre le esposizioni su classi di rating inferiori ad A- sono da considerarsi residuali.

Rischi operativi

Nel periodo 2003-2006 il Gruppo registra una minor incidenza delle perdite operative sul margine di intermediazione rispetto alle altre banche aderenti al Database Italiano Perdite Operative (DIPO). Nel periodo in esame nessun evento del Gruppo ha determinato la perdita massima a livello di Sistema, mentre in media il Gruppo registra un maggior tasso di recupero assicurativo sulle perdite censite.

Le risorse umane e la rete territoriale

La rete territoriale

Al 31 dicembre 2006 la rete distributiva annovera 324 Filiali con un incremento rispetto al 31 dicembre 2005 di 32 unità, di cui 29 rivenienti dall'incorporazione di CR Mirandola.
Le Filiali e le altre unità operative sono dislocate in 34 province e così suddivise:

Provincia	Filiali	Centri Imprese	Centri Private	Spazi finanziari	Totale
Ancona				2	2
Aquila				1	1
Arezzo	35	2	1		38
Ascoli Piceno				1	1
Bologna	6	1	1	2	10
Chieti				1	1
Ferrara				1	1
Firenze	132	4	5		141
Forlì-Cesena				1	1
Grosseto	16	1	1		18
La Spezia				1	1
Livorno	10	1			11
Lucca	13	1	1		15
Macerata				1	1
Mantova	7				7
Massa Carrara	10	1			11
Milano				1	1
Modena	20	1	1	2	24
Parma				1	1
Perugia	17	1	1		19
Pesaro-Urbino				1	1
Pescara				1	1
Pisa	13	1	1		15
Pistoia	2				2
Prato	11	1	1	1	14
Ravenna				2	2
Reggio Emilia	1				1
Rieti				1	1
Rimini				1	1
Roma	11	2	1	6	20
Siena	19	1	1		21
Terni				2	2
Verona	1				1
Viterbo				1	1
Totali	324	18	15	31	388

Si segnala che, tenendo conto delle situazioni di consedenza esistenti in alcuni casi tra Centri imprese e Centri private, il numero complessivo di tali Centri è pari a 23 unità.

Le risorse umane

Al 31 dicembre 2006 l'organico di Banca CR Firenze è pari a 3.515 persone a ruolo (dati puntuali di fine periodo), con un incremento complessivo netto su base annua di 159 risorse, dovuto a 369 nuove assunzioni totali e 182 inserimenti a seguito della fusione per incorporazione di CR Mirandola (avvenuta con decorrenza 1° luglio 2006) e 392 cessazioni. La variazione dell'organico della Banca rispetto al 31 dicembre 2005, escludendo il personale dell'incorporata CR Mirandola (che a tale data era pari a 188 Risorse), si sostanzia in una diminuzione netta di 29 unità.

Il personale femminile, pari a 1.696 unità (1.819 quelle maschili), è salito al 48,3% rispetto al 47,1% del 2005.

La distribuzione dell'organico nelle strutture operative a fine esercizio è la seguente:

Organico a ruolo	31 dicembre 2006	31 dicembre 2005
Strutture centrali	1.000	963
Canali	2.515	2.393
Retail	*2.107*	*2.013*
Imprese e Private	*388*	*358*
Filiale Promotori	*5*	*17*
Enti	*15*	*5*
TOTALE	3.515	3.356
% canali sul totale	*71,6%*	*71,3%*

L'età media del personale a ruolo ha continuato a diminuire assestandosi, a fine esercizio, a 41,9 anni rispetto ai 43,6 dell'anno precedente, con un'anzianità media pari a 14,3 anni.

Mobilità interna

Il 2006 è stato caratterizzato da oltre 1.125 interventi di mobilità interna, determinati da diverse esigenze ed in particolare:

- interventi mirati al riassetto degli organici sia della Rete distributiva che delle Strutture Centrali per effetto delle numerose cessazioni;
- apertura di nuovi Sportelli;
- operazioni di revisione organizzativa;
- richieste di trasferimento avanzate dal Personale.

Reclutamento e selezione

Nel corso del 2006 sono pervenuti 12.412 curricula. Alle selezioni per personale senza specifica esperienza, finalizzate ad un primo inserimento con contratto a tempo determinato, hanno partecipato complessivamente 2.235 candidati; di coloro che hanno sostenuto il colloquio (751 Risorse) il 76% ha conseguito l'idoneità. Le selezioni finalizzate ai contratti a tempo indeterminato hanno coinvolto 207 candidati, l'84,5% dei quali sono risultati idonei.
I candidati per un contratto di inserimento sono stati 156 (oltre il 74% ha riportato un esito positivo). Le selezioni specialistiche hanno coinvolto 150 candidati, 55 dei quali assunti a ruolo.
15 candidati appartenenti alle categorie protette sono stati inseriti a tempo indeterminato. Hanno inoltre preso avvio 33 periodi di stage, con una durata concordata fra i 2 e i 6 mesi.

Sviluppo e gestione delle Risorse Umane

Nel corso dell'anno sono stati condotti incontri per la definizione dei Percorsi di Sviluppo relativi ai Canali di Vendita (Retail, Imprese e Private) e ad alcune Strutture Centrali; in particolare, nel mese di dicembre è stata comunicata alle Organizzazioni Sindacali l'architettura del nuovo modello di sviluppo professionale, con riferimento ai percorsi di sviluppo della rete distributiva, al processo di selezione interna (per il quale è stato introdotto il censimento on line delle competenze) e al nuovo processo di valutazione delle prestazioni. Sono stati definiti e presentati i Sistemi Incentivanti 2006 per i Canali distributivi e le strutture centrali e il Sistema Fidelizzante per la Rete Promotori.

Formazione

Durante l'anno è stato avviato il nuovo modulo riservato ai gestori family "Portafoglio Family: raggiungere gli obiettivi", focalizzato alla corretta applicazione del modello di servizio e all'utilizzo degli strumenti a loro disposizione per facilitare il raggiungimento degli obiettivi commerciali.
Sono state erogate sessioni dedicate allo sviluppo delle conoscenze inerenti il controllo di gestione e l'analisi della reportistica, unitamente alla pianificazione commerciale e all'utilizzo degli strumenti di consulenza dedicati ai gestori (271 partecipazioni).
In considerazione dell'evoluzione del contesto normativo e del rispetto delle norme in materia di trasparenza, tutela e adeguatezza degli investimenti finanziari della clientela, sono stati erogati specifici interventi formativi.

In previsione di una possibile evoluzione di ruolo, sono stati erogati interventi di formazione ad alcuni Vicedirettori di Filiale volti al consolidamento di argomenti anche giuridici in materia di credito e finanza. Nell'ambito del presidio del rischio di credito inoltre è stato attivato il nuovo modulo "Gestire il rischio di credito" volto allo sviluppo e al consolidamento dell'iter di rilascio e di presidio del rischio.
Conclusa la quarta edizione del Master SDA Bocconi per Gestori Imprese, ne sono varate altre due.
A supporto del progetto "Patti Chiari "sono state organizzate ulteriori sessioni con il coinvolgimento di un *network* di tutor interni. Le attività sono state focalizzate sulla 9° iniziativa.
L'attività formativa ha interessato inoltre la rete dei Promotori Finanziari che ha visto, oltre ad alcune sessioni dedicate ai promotori di nuovo ingresso, l'adesione a seminari finalizzati alla certificazione €FPA.
E' stato avviato il programma "Dirigenti in stage" che progressivamente porterà i Dirigenti della Sede Centrale in stage presso la Rete distributiva e viceversa.
E' stata rinnovata ed estesa per il triennio la certificazione del sistema di gestione per la qualità sulla progettazione ed erogazione degli interventi formativi del Gruppo Banca CR Firenze.
La Formazione interna, erogata in orario di lavoro, è ascesa a 23.252 giornate/uomo rispetto alle 21.590 del precedente anno (+ 7,7%). Sul fronte della Formazione esterna, in orario di lavoro, si registra l'impiego di 605 giornate uomo.
L'attività globale si è attestata a 23.857 giornate uomo (+ 7,2% rispetto al 2005 durante il quale l'attività globale è ammontata a 22.245 giornate uomo).
E' proseguita la fruizione dei supporti formativi anche al di fuori del normale orario di lavoro per complessive 3.392 giornate uomo. L'attività globale complessiva (in orario e fuori orario di lavoro) ha registrato una fruizione pari a 27.249 giornate uomo (26.643 nel 2005).
In riferimento al personale attivo al 31 dicembre 2006, i partecipanti all'attività formativa sono stati 3.483 pari al 94,6% dell'organico (3.292 partecipanti nel 2005, pari al 94,5%) corrispondenti a 6,6 giorni di formazione pro-capite (come nel 2005). I partecipanti provenienti dalla Rete distributiva sono stati 2.504, con una fruizione media di 7 giornate di formazione; quelli dalle Strutture Centrali sono stati 979, con una fruizione media di 5,5 giornate.

ATTIVITA' FORMATIVA AZIENDALE (Interna + Esterna) NELL'ANNO 2006
(solo formazione erogata in orario di lavoro)

Aree di attività	Giorni uomo	Incidenza%
Sviluppo competenze	2.917,4	12,2
Supporto avvio nuovi processi	2.265,8	9,5
Credito	3.035,5	12,7
Strumenti finanziari	3.218,2	13,5
Giuridico/Fiscale	5.014,2	21,0
Marketing e controllo di gestione	811,0	3,4
Inserimento in Rete Distributiva	3.079,4	12,9
Office automation e applicativi informatici	2.139,6	9,0
Prodotti e servizi	1.365,1	5,7
Lingue straniere	11,0	0,1
TOTALE	23.857,2	100,0

L'attività di comunicazione

La comunicazione di Banca CR Firenze, sia nell'attività ordinaria che nei progetti specifici in media relations, pubbliche relazioni e promozione commerciale, è stata di supporto ai vertici aziendali nelle azioni di politica commerciale. Costante e articolata la presenza sui media locali e nazionali, come evidenzia l'elevato numero di articoli con citazione (oltre 3.500) della rassegna stampa annuale.
Oltre alle relazioni con la stampa, le specifiche aree di comunicazione oggetto di intervento nel 2006 sono state le seguenti:

Campagne pubblicitarie

E' stata realizzata la nuova campagna pubblicitaria istituzionale "Il futuro che immaginate" (media e affissione statica) che sottolinea l'impegno dell'azienda nell'accompagnare la clientela nella realizzazione dei propri progetti.

Per quanto riguarda le campagne commerciali è proseguita la campagna "Ti presento un amico"e ad agosto è stata lanciata la campagna per "Scontocorrente".

Immagine coordinata

Per quanto riguarda la comunicazione in filiale è stato avviato il progetto "Comunicazione multimediale nelle filiali", con la realizzazione di spot trasmessi nei totem installati all'interno delle stesse, a cui è seguita la realizzazione di espositori per i fogli informativi dei prodotti; si è conclusa anche l'indagine sulla percezione ed il gradimento del progetto "Patti Chiari", assieme ad una verifica degli strumenti di comunicazione presenti in filiale.
La Newsletter abbinata all'estratto conto trimestrale ha informato la clientela sulle nuove iniziative commerciali e da ottobre è stata predisposta una nuova newsletter per le imprese.
Con l'estratto conto al 30 giugno è stato infine varato il nuovo documento riepilogativo, improntato a maggior trasparenza e ricchezza di informazioni.

Eventi e mostre

La Banca è stata *main sponsor* della mostra su Leon Battista Alberti, organizzata dall'Ente Cassa di Risparmio di Firenze, concentrando la comunicazione sulla promozione del marchio e sui ritorni commerciali tramite agevolazioni esclusive e visite guidate riservate alla clientela.
Sono stati inoltre organizzati e/o ospitati convegni e incontri: sui temi dell'innovazione e della competitività, promossi dalla Banca e organizzati in partnership con Progetto Città(che hanno ospitato manager e personalità di eccellente livello), su "IAS/IFRS in Italia" del Sole 24 Ore; Forum sull'Ambiente organizzato da Greenaccord; report annuale di IRPET e Unioncamere Toscana sull'andamento dell'economia toscana; presentazione del progetto "La Via Francigena in Toscana e Lazio"; "La quotidianità della fede, la straordinarietà del viaggio", di cui la Banca è anche co-promotrice.
Infine, si sono rinnovati alcuni appuntamenti istituzionali ai quali la Banca partecipa direttamente come la quinta edizione del Premio Città di Firenze al Teatro della Pergola e la nona edizione del Premio Pico della Mirandola, svoltosi in via straordinaria in una duplice sede, Firenze e Mirandola: nella prima, il Premio Pico è stato consegnato a Valery Giscard D'Estaing alla presenza del Presidente della Repubblica Giorgio Napolitano; a Mirandola, sede ufficiale e naturale del premio, la celebrazione è stata anticipata da un concerto dell'orchestra da camera fiorentina diretta dal Maestro Giuseppe Lanzetta nel restaurato Castello dei Pico. E' stata inoltre rinnovata l'edizione del Trofeo Banca CR Firenze al Centro Ippico Toscano.

Sponsorizzazioni

La comunicazione ha svolto un ruolo di collegamento tra le finalità aziendali di business, di promozione dell'immagine e di relazione con la clientela e con gli enti sponsorizzati. In questo quadro una menzione particolare merita il lavoro svolto con ACF Fiorentina; altre sponsorizzazioni di rilievo sono quelle per Empoli Calcio, Rari Nantes, Basket Firenze, Circolo del Tennis di Firenze, Centro Ippico Toscano, Teatro della Pergola, Teatro Comunale, Teatro Saschall.
Vanno inoltre ricordate le facilitazioni e gli sconti per la clientela per spettacoli ed incontri sportivi; la costante presenza istituzionale nelle sedi sportive e teatrali; la presenza del marchio durante gli appuntamenti contrassegnati da una numerosa partecipazione di pubblico come il Torneo Internazionale di Tennis, il Torneo di golf al Circolo dell'Ugolino ed il Premio Perseo.

Relazione sulla gestione

5. Altre informazioni

Il rating

Nel corso dell'esercizio i rating assegnati da Fitch e Moody's sono stati confermati così come riassunti nella tabella che segue:

	Depositi a lungo	Depositi a breve	Outlook
FitchRatings	A -	F2	STABILE
Moody's Investor Service	A2	P - 1	STABILE

Tali rating sono l'espressione di sintesi di un giudizio delle Agenzie che esprime la positiva valutazione delle attività e dei progetti della Banca e dei risultati che ne derivano.

L'andamento del titolo

Il titolo Banca CR Firenze ha chiuso il 2006 a 2,543 euro (contro 1,13 della quotazione al 17 luglio 2000), in crescita del 17,8% da inizio anno, che si aggiunge al 38,3% conseguito nel 2005.
Rilevante l'andamento dei volumi che, con circa 434 milioni di azioni scambiate (+43% rispetto al 2005), ha raggiunto il suo massimo storico interessando il 32% del capitale sociale e il 125% del flottante.
L'attività di Relazione con gli Investitori si è mantenuta intensa, come nell'anno precedente: il Management è stato infatti impegnato in incontri con il mercato sia in Europa che negli Stati Uniti, partecipando a cinque conferenze internazionali su temi finanziari.
Nel corso del 2006 i titoli *finanziari* hanno raccolto grande interesse presso gli operatori del mercato, facendo registrare una crescita del relativo indice pari al 22,5%. Al suo interno, l'indice bancario MIB Banche ha raggiunto quota 3.986 punti, +23,4% rispetto all'anno precedente. Al di fuori del comparto finanziario, gli indici che raggruppano i titoli del settore dei *servizi* e degli *industriali* hanno avuto uno sviluppo che, pur se positivo, è risultato più contenuto, con crescite, rispettivamente, del 10,4% e del 18,5%.
Nello stesso periodo, l'indice MIB/S&P si è apprezzato del 16,0% mentre l'indice MIDEX ha raggiunto quota 41.856 punti (+32,4%), confermando il forte interesse del mercato per le società a media capitalizzazione.


135
130
125
120
115
110
105
100
95
90
MIDEX
MIB Banche
BANCA CR FIRENZE
S&P MIB
GEN
FEB
MAR
APR
MAG
GIU
LUG
AGO
SET
OTT
NOV
DIC. 2006

La composizione dell'azionariato

Nel corso dell'anno sono intervenute significative variazioni nell'entità del capitale sociale, principalmente riconducibili alle deliberazioni dell'Assemblea Straordinaria del 27 aprile 2006, che ha deliberato le seguenti operazioni di variazione del capitale sociale:

1. Un aumento a titolo gratuito, mediante passaggio a capitale di riserve disponibili, completato il 31 maggio 2006 con l'aumento del valore nominale delle azioni da euro 0,57 a euro 0,60 e con l'assegnazione agli azionisti di 2 nuove azioni ogni 15 possedute.
2. Un aumento a pagamento con attribuzione del diritto d'opzione alla generalità degli azionisti, per un importo complessivo, compreso sovraprezzo, di euro 150 milioni. In conformità alle deliberazioni assembleari, nella riunione del Consiglio di Amministrazione dell'8 giugno 2006 sono stati fissati i termini dell'operazione, in particolare il prezzo di sottoscrizione delle azioni di nuova emissione, nella misura di euro 1,75 per azione, e conseguentemente il rapporto di sottoscrizione, nella misura di 1 nuova azione ogni 15. L'aumento di capitale ha incontrato il favore del mercato tanto che, su un totale di 1.288.924.290 diritti attribuiti, 1.285.455.960 sono stati esercitati il 29 giugno 2006, a seguito della conclusione della trattazione dei diritti sul Mercato Telematico Azionario, mentre i residui 3.468.330 diritti inoptati, offerti in asta ai sensi del 3° comma 2° periodo dell'art. 2441 del Codice Civile, sono stati tutti esercitati il 13 luglio 2006. A seguito dell'operazione sono state quindi emesse complessivamente 85.928.286 azioni.
3. L'accorpamento delle azioni, con l'attribuzione di 3 azioni del valore nominale di euro 1 al posto di 5 azioni dell'attuale valore nominale di euro 0,60; operazione realizzata dal 5 marzo 2007.

Tenendo conto dell'esercizio dei piani di stock option, analizzati nel successivo paragrafo, il capitale sociale al 31 dicembre 2006 si è quindi attestato ad euro 827.306.961,00.
Le interessenze dei principali soci alla stessa data (in base alle informazioni disponibili) sono di seguito rappresentate.

Socio	n° azioni	quota
Ente Cassa di Risparmio di Firenze	579.089.943	41,998%
Intesa Sanpaolo S.p.A.*	256.497.774	18,602%
BNP Paribas S.A.	90.023.800	6,529%
Fondazione Cassa di Risparmio della Spezia	53.996.960	3,916%
Fondazione Cassa di Risparmio di Pistoia e Pescia	50.834.627	3,687%
Gruppo Banca CARIGE	34.566.245	2,507%
SOFIBAR (Cassa di Risparmio di Ravenna) S.p.A.	15.025.000	1,090%
Altri (Mercato)	298.810.586	21,671%
Totale	1.378.844.935	100,000%

* La partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza dal 1° gennaio 2007, è stata oggetto della nota fusione con Banca Intesa S.p.A.

Informazioni generali sui piani di "stock granting" e "stock option"

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock-option) a favore dei direttori generali e dei dirigenti delle società bancarie del gruppo, nonché di assegnazione gratuita di azioni (stock granting) alla generalità dei dipendenti della società. Tali deleghe sono state interamente utilizzate dal Consiglio.
Il piano di stock granting è stato completato nel 2004 ed ha portato all'assegnazione gratuita ai dipendenti di quasi 6 milioni di azioni.
Per quanto riguarda più specificatamente i piani di "stock option", il Consiglio, in data 16 ottobre 2000, ha approvato una prima assegnazione di diritti. I titolari avevano la facoltà di sottoscrivere dal 16 ottobre 2003 al 16 ottobre 2006 azioni di nuova emissione della società ad un prezzo unitario di 1,225 euro. Questa prima tranche del piano, che prevedeva l'emissione di massime 4 milioni di azioni, è stata completata nei primi mesi dell'anno, con la sottoscrizione da parte dei beneficiari delle residue 241.181 azioni.
Una seconda ed ultima tranche di assegnazioni è stata deliberata dal Consiglio in data 31 luglio 2003. In tale occasione erano stati attribuiti diritti di sottoscrizione per complessivamente 6 milioni di azioni, diritti esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di 1,103 euro per azione.
In occasione dell'assemblea straordinaria del 27 aprile 2006 che ha deliberato modifiche alla composizione del capitale sociale si è reso pertanto necessario adeguare anche i termini delle opzioni attribuite ai beneficiari della seconda tranche del piano, allo scopo di mantenerne l'equivalenza economica. In particolare, a seguito dell'assegnazione gratuita di 2 azioni ogni 15 possedute, avvenuta il 22 maggio 2006, il numero di azioni sottoscrivibili è stato aumentato in ragione di 17/15, pertanto il loro numero complessivo è stato portato a 6.800.000 ed il prezzo unitario di

sottoscrizione ridotto in ragione di 15/17 e portato ad euro 0,973; successivamente, in seguito all'accorpamento delle azioni descritto in precedenza, il suddetto numero risulta effettivamente pari a 4.080.000, mentre il relativo prezzo di sottoscrizione è diventato 1,622 euro.
La seconda tranche del piano ha preso avvìo dal 1° agosto 2006 ed ha portato all'emissione di 3.992.352 azioni nel corso del 2006, nonché di ulteriori azioni dall'inizio del 2007 e fino alla data di redazione del bilancio.
L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca ai sensi dell'art. 2358, 3° comma, del codice civile.

Le operazioni infragruppo e con parti correlate

Le principali attività intercorrenti a fine esercizio nei confronti di Banca CR Firenze S.p.A. sono riferite a crediti e debiti con banche controllate ed al finanziamento dell'attività di credito al consumo gestita dal Gruppo Findomestic e delle attività svolte dalle società prodotto collegate; i saldi dei suddetti rapporti esistenti al 31 dicembre 2006 sono i seguenti:

importi in milioni di euro	Attività	Passività	Garanzie rilasciate
Partecipazioni di controllo	**244,0**	**345,3**	**46,4**
Cassa di Risparmio di Pistoia e Pescia S.p.A	170,6	34,9	19,7
Cassa di Risparmio di Civitavecchia S.p.A.	0,0	120,6	0,2
Cassa di Risparmio di Orvieto S.p.A.	0,0	57,5	3,9
Cassa di Risparmio della Spezia S.p.A.	7,9	100,1	16,1
Banca C.R. Firenze Romania S.A.	8,1	0,1	0,0
Perseo Finance S.r.l.	0,0	5,7	0,0
CR Firenze Mutui S.r.l.	0,0	0,8	0,0
Centrovita Assicurazioni S.p.A.	27,5	24,7	0,0
Infogroup S.p.A.	2,0	0,4	0,1
Immobiliare Nuova Sede S.r.l.	27,9	0,0	6,4
Citylife S.p.A.	0,0	0,5	0,0
Partecipazioni a controllo congiunto (joint ventures)	**745,7**	**29,6**	**6,0**
Findomestic Banca S.p.A.	745,7	29,6	6,0
Partecipazioni in società collegate	**357,1**	**57,9**	**0,2**
Centro Factoring S.p.A.	144,3	10,9	0,2
Centro Leasing Banca S.p.A.	212,8	47,0	0,0
Altre parti correlate	**14,6**	**254,2**	**3,4**
Entità esercenti influenza notevole sulla Società	0,1	31,9	1,5
Dirigenti strategici	1,2	1,2	0,0
Altre parti correlate	13,3	221,1	1,9
Totale	1.361,5	687,0	56,0

I rapporti finanziari intrattenuti da Banca CR Firenze S.p.A. con le imprese del Gruppo sono regolati a tassi di mercato. Per ulteriori informazioni in merito ai rapporti con parti correlate si rimanda a quanto illustrato nella Parte H della nota integrativa al presente bilancio.

Le partecipazioni detenute da Amministratori, Sindaci, Direttore Generale e Dirigenti con responsabilità strategiche

NOMINATIVI	MODALITA' DEL POSSESSO	TITOLO DEL POSSESSO	NUMERO AZIONI POSSEDUTE AL 31/12/2005	NUMERO AZIONI ACQUISTATE NELL'ANNO 2006	NUMERO AZIONI ASSEGNATE PER AUMENTO GRATUITO CAPITALE SOCIALE MAGGIO 2006	NUMERO AZIONI SOTTOSCRITTE PER AUMENTO CAPITALE SOCIALE GIUGNO 2006	NUMERO AZIONI SOTTOSCRITTE IN BASE AL PIANO DI STOCK OPTION	NUMERO AZIONI VENDUTE NELL'ANNO 2006	NUMERO AZIONI POSSEDUTE AL 31/12/2006
AMMINISTRATORI									
Aureliano Benedetti	-	-	-	-	-	-	-	-	-
Piero Antinori	-	-	-	-	-	-	-	-	-
Giampiero Busi*	-	-	-	-	-	-	-	-	-
Pio Bussolotto	-	-	-	-	-	-	-	-	-
Sergio Ceccuzzi	-	-	-	-	-	-	-	-	-
Jean Clamon	-	-	-	-	-	-	-	-	-
Alessio Colomeiciuc	-	-	-	-	-	-	-	-	-
Francesco Corsi*	-	-	-	-	-	-	-	-	-
Ambrogio Folonari*	-	-	-	-	-	-	-	-	-
Lorenzo Ginori Lisci*	-	-	-	-	-	-	-	-	-
Mario Manuli*	-	-	-	-	-	-	-	-	-
Pier Giovanni Marzili*	-	-	-	-	-	-	-	-	-
Massimo Mattera	-	-	-	-	-	-	-	-	-
Matteo Melley	-	-	-	-	-	-	-	-	-
Giuseppe Morbidelli	-	-	-	-	-	-	-	-	-
Antonio Patuelli	-	-	-	-	-	-	-	-	-
Giuseppe Spadafora	-	-	-	-	-	-	-	-	-
Francesco Taranto	-	-	-	-	-	-	-	-	-
Riccardo Varaldo	-	-	-	-	-	-	-	-	-
Federico Vecchioni	Diretto	Proprietà	2 625	-	350	-	-	-	2.975
SINDACI EFFETTIVI									
Vieri Fiori	-	-	-	-	-	-	-	-	-
Domenico Muratori	-	-	-	-	-	-	-	-	-
Marco Sacconi	-	-	-	-	-	-	-	-	-
SINDACI SUPPLENTI									
Angelo Falbo	-	-	-	-	-	-	-	-	-
Guido Sensoni	-	-	-	-	-	-	-	-	-
DIRETTORE GENERALE									
Lino Moscatelli	Diretto	Proprietà	102 291	1 341	13.640	7.728	73.701	73.701	125.000
DIRIGENTI CON RESPONSABILITA' STRATEGICHE									
Dato aggregato	Diretto	Proprietà	28 353	-	2.841	1.082	451.858	63.050	421.084

* Cariche cessate nel corso dell'esercizio

Di seguito si riportano le informazioni di dettaglio relative al piano di stock options attualmente in essere e riferite al Direttore Generale ed ai Dirigenti con responsabilità strategiche.

Prima tranche

Nome	Carica	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio
		N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Prezzo di mercato all'esercizio	N° opzioni	N° opzioni
Lino Moscatelli	Direttore Generale	73.701	€ 1,225	16/10/2006	assegnazione completata nel 2000			73.701	€ 1,225	€ 2,85	0	0
Dirigenti con responsabilità strategiche		30.000	€ 1,225	16/10/2006	assegnazione completata nel 2000			30.000	€ 1,225	€ 2,85	0	0

L'esercizio della prima tranche è stato completato prima delle operazioni di aumento del capitale sociale avvenute nel 2006, precedentemente descritte; i dati esposti sui prezzi sono "storici", ovvero non rettificati per le suddette operazioni di aumento del capitale.

Seconda tranche

Nome	Carica	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio
		N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Prezzo di mercato all'esercizio	N° opzioni	N° opzioni
Lino Moscatelli	Direttore Generale	221.554	€ 0,973	01/08/2009	assegnazione completata nel 2003			0	€ 0,973	-	0	221.554
Dirigenti con responsabilità strategiche		1.345.012	€ 0,973	01/08/2009	assegnazione completata nel 2003			658.890	€ 0,973	€ 2,52	0	686.122

L'esercizio della seconda tranche ha preso avvio dopo l'effettuazione degli aumenti di capitale sociale descritti precedentemente; di conseguenza, tenendo anche conto dell'accorpamento delle azioni effettuato in data 5 marzo 2007, risultano attualmente modificati i termini di esercizio della suddetta tranche.

Relazione sulla gestione

6. I fatti di rilievo e l'evoluzione dopo la chiusura dell'esercizio

I fatti di rilievo nel corso dell'esercizio 2006

Come precedentemente illustrato nella presente Relazione, con effetti contabili 1° gennaio 2006 è stata incorporata la Cassa di Risparmio di Mirandola S.p.A. ed in data 9 marzo è stato acquisito il 56,229% di una banca rumena, attualmente denominata Banca C.R. Firenze Romania S.A.

Il 12 aprile l'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia e la Fondazione Cassa di Risparmio di Pistoia e Pescia hanno stipulato un patto parasociale triennale riguardante i rapporti fra gli stessi soci in ordine alle rispettive partecipazioni in Banca CR Firenze S.p.A. Sui contenuti dell'accordo si rinvia all'estratto pubblicato, ai sensi dell'art. 122 del TUIF, su Il Sole 24 Ore del 22 aprile 2006 e sul sito internet della Consob, nella sezione dedicata a Banca CR Firenze S.p.A.

Gli stessi soci, in data 14 aprile 2006, unitamente alla SO.FI.BA.R. Società Finanziaria di Banche Romagnole S.p.A., controllata dalla Cassa di Risparmio di Ravenna S.p.A., hanno raggiunto un ulteriore accordo avente ad oggetto l'esercizio del diritto di voto limitatamente alla successiva assemblea degli azionisti di Banca CR Firenze S.p.A., fra cui la comune presentazione di una lista di candidati alla carica di amministratore.

Il 27 aprile si è tenuta l'assemblea degli azionisti, sia in sede ordinaria, sia in sede straordinaria.

In sede ordinaria è stata approvato innanzitutto il bilancio dell'esercizio 2005 e la distribuzione di un dividendo di euro 0,052 per azione. Si è provveduto inoltre al rinnovo del Consiglio d'Amministrazione tramite votazione per liste di candidati. La lista presentata dai soci aderenti all'accordo parasociale cui sopra si faceva riferimento ha ottenuto il maggior numero di voti, seguita da quella presentata da Sanpaolo IMI e da quella presentata da BNP Paribas. Il nuovo Consiglio di Amministrazione così nominato è composto da Aureliano Benedetti (Presidente), Piero Antinori, Pier Giovanni Marzili, Giuseppe Morbidelli, Riccardo Varaldo, Matteo Melley, Alessio Colomeiciuc, Antonio Patuelli, Sergio Ceccuzzi, Pio Bussolotto, Massimo Mattera, Francesco Taranto, Jean Clamon e Giuseppe Spadafora. Sono stati inoltre oggetto di rinnovo l'autorizzazione all'acquisto e vendita di azioni proprie e l'incarico di revisione contabile alla società PricewaterhouseCoopers S.p.A. In sede straordinaria sono state approvate le proposte del C.d.A. di modifica dell'entità e della composizione del capitale sociale cui si fa cenno in altra parte della relazione.

Il 3 settembre è scomparso il Prof. Pier Giovanni Marzili, che per molti anni ha fornito alla società il suo prezioso contributo di studioso di strategie aziendali e di professionista. Il Consiglio d'Amministrazione, nella riunione tenutasi il 2 ottobre ha deliberato, con l'approvazione del Collegio Sindacale, la nomina del Dott. Federico Vecchioni a componente del C.d.A. della Banca, in sua sostituzione. Il nuovo Consigliere è nato a Padova nel 1967, è titolare di un'importante impresa agricola a Massa Marittima (GR) e presiede anche la Confagricoltura nazionale e la Camera di Commercio di Grosseto.

Come riportato nella presente Relazione e nella nota integrativa del bilancio dell'Impresa e del bilancio consolidato, alla fine del mese di settembre la Banca ha ceduto la propria interessenza in Sanpaolo IMI S.p.A., realizzando una significativa plusvalenza.

Gli eventi successivi alla data di chiusura dell'esercizio

In accordo con quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia, gli eventi successivi alla data di chiusura dell'esercizio aventi impatto sulla situazione patrimoniale, economica e finanziaria della Banca sono riportati nella Parte A.1, Sezione 3, della nota integrativa del presente bilancio.

In data 14 marzo 2007 è scaduto l'anno di proroga della Convenzione di Consolidamento sottoscritta il 15 novembre 1999 con BNP Paribas e che attualmente investe le partecipazioni detenute dai due Gruppi in Findomestic Banca Spa, Centro Leasing Banca Spa e Centrovita Assicurazioni Spa. Le trattative intercorse tra Banca CR Firenze e BNP Paribas, focalizzate, in particolare, su Findomestic Banca, non hanno consentito di individuare una soluzione di comune soddisfazione, per cui BNP Paribas, sulla base di un'interpretazione delle previsioni della Convenzione che Banca CR Firenze ritiene infondata, ha dichiarato di esercitare un'opzione call sull'1% del capitale di Findomestic Banca S.p.A.

Banca CR Firenze ritiene che non sussistano i presupposti legali e contrattuali per il valido esercizio di tale opzione e si appresta ad attivare gli strumenti consentiti dall'ordinamento per contestare la richiesta.

Il capitale sociale di Banca CR Firenze S.p.A., a seguito dell'esercizio della facoltà di sottoscrivere azioni di nuova emissione da parte di alcuni beneficiari del piano di incentivazione azionaria (stock options) riservato a Dirigenti di Banca CR Firenze S.p.A. e delle società del Gruppo è salito, in più fasi, da 827.306.961,00 euro suddiviso in 1.378.844.935 azioni ordinarie da 0,60 euro al 31 dicembre 2006 a 827.593.239,00 euro suddiviso in 1.379.322.065 azioni ordinarie da 0,60 euro a inizio marzo 2007; come riportato in precedenza, in data 5 marzo 2007 è stato inoltre eseguito il raggruppamento delle azioni ordinarie della società, così come deliberato dall'Assemblea Straordinaria dei Soci del 26 aprile 2006, che ha comportato la diminuzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la deliberazione assembleare che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute. Fino alla data del 26 marzo 2007 l'esercizio di ulteriori

stock options, dopo il suddetto raggruppamento, ha fatto salire il capitale sociale da euro 827.593.239,00 ad euro 827.935.553,00, suddiviso in azioni ordinarie da 1,00 euro.
La società Immobiliare Nuova Sede S.r.l., soggetta a direzione e coordinamento da parte del socio unico Banca CR Firenze S.p.A, ha proseguito il programma dei lavori di costruzione della nuova sede di Banca CR Firenze, avviati nel 2005, completando, nel marzo 2007, la copertura di quattro dei sei edifici che costituiranno il complesso direzionale ubicato nel quartiere Novoli, nella zona nord di Firenze; la conclusione dei lavori è prevista nel 2008.

L'evoluzione prevedibile della gestione nell'esercizio 2007

Circa le previsioni sull'evoluzione della gestione si ricorda che il piano triennale di Gruppo, per il 2003-2005, si era focalizzato su un cambiamento radicale - che abbiamo realizzato - dell'approccio commerciale reso possibile da una segmentazione fine della clientela; il network di Banca CR Firenze non è più composto da filiali generaliste, ma è ora diviso in filiali retail, Centri Corporate e Centri per il Private Banking. Il nuovo modello è in corso di applicazione anche sulle altre banche del Gruppo ed ha tra gli obiettivi primari quello di sviluppare ulteriormente la creazione di valore non solo sui segmenti della clientela privata ma anche, e con elevata attenzione, della clientela Corporate, in particolare le piccole e medie imprese ed il cosiddetto micro-business.
Il Piano predisposto a suo tempo, rivisto non nelle linee strategiche di fondo, mira a capitalizzare quanto fino ad oggi realizzato, puntando sulla crescita organica e sulla continua ricerca di maggiore semplificazione ed efficienza dei processi interni.
Alcune azioni del piano possono generare un incremento immediato della profittabilità, altre rappresentano un investimento necessario per il mantenimento di una competitività sostenibile nel tempo, il tutto finalizzato al perseguimento dei seguenti obiettivi:
1° obiettivo: crescita organica attraverso un aumento del placing power sul territorio tradizionale e attraverso l'apertura di nuovi sportelli in aree di particolare interesse. Crescita equivale a possibilità di incrementare o di espandere nel tempo la quota di mercato e di sostenere lo sviluppo dei ricavi, rispondendo alle insidie della maggior pressione concorrenziale. Crescita equivale altresì alla possibilità di ridurre il rischio di concentrazione dei crediti e di migliorare l'efficienza interna attraverso la diluizione dei costi di struttura;
2° obiettivo: migliorare ulteriormente la qualità della relazione con la clientela e puntare all'acquisizione di nuova clientela con buon potenziale di sviluppo. Le azioni specifiche riguarderanno il miglioramento delle nostre capacità di assistenza e consulenza, nonché lo sviluppo di nuove linee di business, come ad esempio i fondi pensione e le polizze protezione;
3° obiettivo: proseguire nell'attività di efficientamento fin qui svolta, rivisitando e semplificando i processi interni, rendendo più semplice la gestione dell'IT, rafforzando le strutture della Capogruppo per completare l'accentramento delle attività operative e di governo ancora presenti nelle singole banche controllate.
Sono inoltre in fase di avanzato sviluppo applicativo le metriche previste da Basilea II, sottoponendo al processo di Rating tutta la clientela imprese del Gruppo; stiamo conseguentemente rivedendo le politiche e i processi di gestione del credito e di *pricing*.
Gli strumenti che abbiamo realizzato sono utili non solo ad identificare il rischio cliente, ma anche a far evolvere il tradizionale approccio commerciale verso forme di tipo consulenziale di finanza d'impresa.
Dall'analisi della clientela filtrata attraverso le classi di rating sono già emerse potenzialità di incrementare le relazioni con le classi a media e bassa rischiosità, con l'obiettivo di massimizzare la creazione di valore, privilegiando la clientela tipica del nostro territorio e rafforzando i marchi delle singole banche del Gruppo.
Ci siamo focalizzati, e stiamo continuando a focalizzarci, sull'attività di gestione del cliente e sull'incremento del *cross selling* attraverso l'attribuzione della clientela ai "gestori del cliente" e attraverso l'utilizzo di strumenti di CRM.
La soddisfazione del cliente e i tassi di "retention" sono ulteriormente rafforzati nella clientela che usa gli strumenti di multicanalità che abbiamo nel tempo realizzato; la multicanalità sarà anche in futuro un elemento importante per migliorare il rapporto con la clientela e incrementare le occasioni di contatto.
Dal punto di vista dello sviluppo territoriale sul mercato domestico, infine, i nostri piani puntano alla crescita organica; pertanto lo sviluppo avverrà sui territori attigui a quelli di insediamento storico, continuando al Sud lo sviluppo nella provincia di Roma e nel Nord incrementando la nostra presenza nell'Emilia Romagna e nella Liguria.
Tali premesse, unitamente ai risultati raggiunti ed alla base di forte radicamento territoriale di Banca CR Firenze, sostengono efficacemente i nostri obiettivi di conseguire risultati in linea ed anche superiori al trend di sviluppo registrato negli scorsi esercizi.

Proposta di approvazione del bilancio e di destinazione dell'utile da ripartire

Signori azionisti,
prima di passare alla proposta di approvazione del bilancio della Banca al 31 dicembre 2006 e di destinazione dell'utile dell'esercizio chiuso a tale data da ripartire, Vi ricordiamo che in data 5 marzo 2007 ha avuto luogo l'accorpamento di azioni deliberato dall'Assemblea Straordinaria del 27 aprile 2006, che ha comportato l'attribuzione di n. 3 azioni del valore nominale di € 1,00 al posto di n. 5 azioni del precedente valore nominale di € 0,60; inoltre, in merito alla destinazione dell'utile Vi informiamo che in base a quanto previsto dall'articolo 5, 2° comma, dello Statuto, a partire dal 1° agosto 2006 e fino alla data del 25 aprile 2007 Banca CR Firenze S.p.A. ha emesso ulteriori azioni ordinarie in seguito all'esercizio, da parte dei beneficiari, della seconda tranche del piano di stock option deliberato dall'Assemblea dei Soci in data 27 marzo 2000 e anche le suddette

azioni e le eventuali ulteriori azioni che risulteranno emesse entro la data del 21 maggio 2007 fissata per lo "stacco-cedola", in un numero massimo di 1.055.996, avranno pertanto diritto a percepire i dividendi sull'utile dell'esercizio 2006.
Premesso quanto sopra, Vi invitiamo pertanto ad approvare il bilancio della Banca al 31 dicembre 2006, corredato dalla relazione sulla gestione e costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario, dalla nota integrativa e dai relativi allegati predisposti dal Consiglio di Amministrazione, che espone un utile netto di € 240.338.622,21 relativo all'esercizio chiuso a tale data; in proposito Vi precisiamo che tale utile netto include un importo, pari ad € 861.652,17 e corrispondente alle plusvalenze su attività materiali detenute ai fini di investimento iscritte nel conto economico, al netto del relativo effetto fiscale, che ai sensi dell'articolo 6 del Decreto Legislativo n. 38 del 28 febbraio 2005 ("Decreto IAS") risulta indisponibile e non è pertanto distribuibile fino al momento del realizzo delle attività che hanno originato le suddette plusvalenze. Vi proponiamo pertanto la seguente ripartizione dell'utile dell'esercizio 2006, che prevede di assegnare € 0,10 ad ogni azione che alla data di "stacco-cedola" - 21 maggio 2007 - avrà diritto alla percezione del dividendo:

• alla riserva legale in misura pari al cinque per cento dell'utile d'esercizio, come richiesto dal Codice Civile e previsto dall'articolo 21, lettera a), dello Statuto	€ 12.016.931,11
• alle altre riserve, di cui:	
➢ al fine di ricostituire l'ammontare esistente prima del "rigiro" a conto economico della riserva "AFS" avvenuto in seguito alla cessione delle interessenze detenute in Sanpaolo IMI S.p.A. ed in Fondiaria-SAI S.p.A., che hanno originato una plusvalenza netta complessivamente pari ad € 97.641.617,17	€ 64.147.213.01
➢ ad una riserva indisponibile ai sensi dell'articolo 6 del "Decreto IAS"	861.652,17
➢ ad incremento del patrimonio netto	€ 79.004.744,91
• ai titolari delle azioni emesse fino alla data del 25 aprile 2007, in ragione di € 0,10 per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007)	€ 82.793.555,30
• ai titolari delle n. 1.055.996 azioni di potenziale emissione in seguito all'esercizio della seconda tranche del piano di stock option, sempre in ragione di € 0,10 per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007)	€ 105.599,60
• a disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21, lettera c), dello Statuto)	€ 1.408.926,11

Vi proponiamo inoltre di destinare alla riserva legale la parte di utile dell'esercizio 2006 assegnata alle sopra indicate azioni di potenziale emissione, per un importo massimo di € 105.599,60, che non dovesse essere ripartita per il mancato esercizio, entro il 21 maggio 2007, del diritto attribuito dal suddetto piano di stock option.

Se la proposta di approvazione del bilancio e di ripartizione dell'utile dell'esercizio sarà da Voi accolta secondo quanto sopra illustrato, nell'ipotesi in cui dopo la data del 25 aprile 2007 non venissero emesse ulteriori azioni con riferimento all'esercizio del diritto attribuito dal piano di stock option attualmente in essere, i valori delle voci che compongono il patrimonio netto contabile della Banca risulteranno i seguenti:

- Capitale sociale	€ 827.935.553,00
- Sovrapprezzi di emissione	€ 101.700.684,39
- Riserva legale	€ 148.280.993,39
- Riserva statutaria	€ 10.496.723,08
- Altre riserve	€ 294.817.875,57
Totale patrimonio netto contabile	**€ 1.383.231.829,43**

Nell'ipotesi in cui entro la data del 21 maggio 2007 prevista per lo "stacco-cedola" venissero emesse tutte le ulteriori azioni attribuibili, in un numero massimo di 1.055.996, in seguito all'esercizio della seconda tranche del piano di stock option attualmente in essere, il suddetto patrimonio risulterebbe invece complessivamente pari a **€ 1.384.838.703,34**.

Il Consiglio di Amministrazione di Banca CR Firenze S.p.A.

INTRODUZIONE

Banca CR Firenze S.p.A. ("Banca") è tenuta a predisporre il bilancio dell'impresa in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione"; in proposito si ricorda che la Banca si è avvalsa della facoltà, prevista dal Decreto IAS, di redigere il bilancio dell'impresa relativo all'esercizio 2005 secondo la normativa previgente e di conseguenza al 31 dicembre 2006 tale bilancio viene redatto per la prima volta applicando i principi IAS/IFRS. In sede di prima applicazione di tali principi (*First Time Adoption* - "FTA"), in base a quanto previsto dall'IFRS 1 - "Prima applicazione degli International Financial Reporting Standards", sono stati pertanto determinati i saldi di apertura delle attività e passività in essere alla data di transizione agli IAS/IFRS, corrispondente all'inizio del primo periodo antecedente il primo bilancio redatto secondo gli IAS/IFRS, imputando le differenze rispetto agli importi ottenuti applicando i precedenti principi contabili in specifiche voci di patrimonio netto, al netto del relativo effetto fiscale. Si ricorda infine che in ottemperanza con le disposizioni di transizione riportate negli IAS/IFRS la Banca ha applicato i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 ed IFRS 2, che disciplinano gli strumenti finanziari ed i pagamenti basati su azioni, adottati con effetti contabili dal 1° gennaio 2005; per informazioni più dettagliate riferite all'FTA si rimanda a quanto riportato al punto A.1 Parte Generale - Sezione 4 della "Parte A - Politiche Contabili" della nota integrativa.

Il bilancio dell'esercizio 2006 è corredato dalla relazione degli Amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata, nonché dai seguenti allegati:
- elenco delle attività finanziarie disponibili per la vendita ("AFS"), costituite da partecipazioni minoritarie acquisite ai fini di investimento, detenute alla data di chiusura dell'esercizio;
- elenco delle obbligazioni convertibili;
- rendiconto annuale dei Fondi di Previdenza Integrativa ("FIP") senza autonoma personalità giuridica;
- rendiconto annuale del Fondo di Previdenza Aperto a contribuzione definita "CRF Previdenza";
- elenco degli immobili di proprietà alla data di chiusura dell'esercizio.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, gli schemi di bilancio sono redatti in unità di euro, così come gli allegati sopra indicati, mentre la nota integrativa è redatta in milioni di euro, poiché il totale attivo della Banca supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; per tutti i documenti sono inoltre riportati, laddove richiesto dalla suddetta normativa ovvero ritenuto opportuno per fornire un'informativa ancora più accurata, gli importi dell'esercizio precedente.

Si precisa inoltre che in seguito all'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006, negli schemi di stato patrimoniale e di conto economico sono state aggiunte le colonne contenenti i valori al 31 dicembre 2005 "pro-forma" e nello schema di rendiconto finanziario è stata riportata una colonna che espone i saldi al 31 dicembre 2006" pro-forma", i cui rispettivi importi sono stati determinati retrodatando al 1° gennaio 2005 gli effetti derivanti dalla suddetta operazione straordinaria; per quanto riguarda le tabelle di nota integrativa, i relativi dati di raffronto non sono stati peraltro "pro-formati" e le eventuali variazioni di maggior rilievo sono state commentate nelle singole Sezioni. Si precisa infine che il suddetto bilancio "pro-forma" al 31 dicembre 2005 non è stato assoggettato a revisione contabile.

Il bilancio della Banca al 31 dicembre 2006 viene sottoposto, unitamente al bilancio consolidato del Gruppo Banca CR Firenze ("Gruppo"), a revisione contabile a cura della società di revisione PricewaterhouseCoopers S.p.A., in esecuzione della delibera assembleare del 27 aprile 2006, che ha attribuito l'incarico alla suddetta società per il seennio 2006/2011.

Bilancio dell'impresa

Stato patrimoniale

(importi in euro)

	Voci dell'attivo	31 dicembre 2006	31 dicembre 2005 PF (*)	31 dicembre 2005 (*)
10.	Cassa e disponibilità liquide	143.745.481	88.842.724	82.639.724
20.	Attività finanziarie detenute per la negoziazione	78.740.701	132.580.473	132.580.473
40.	Attività finanziarie disponibili per la vendita	1.942.846.280	1.738.239.385	1.732.026.384
60.	Crediti verso banche	1.706.474.652	1.481.393.999	1.489.905.898
70.	Crediti verso clientela	10.150.322.368	9.369.148.126	8.827.619.127
80.	Derivati di copertura	4.022.411	44.218.917	41.792.817
100.	Partecipazioni	904.045.360	865.399.595	1.005.982.195
110.	Attività materiali	251.822.206	265.074.366	250.811.466
120.	Attività immateriali	97.703.882	103.704.038	25.546.040
	di cui:			
	- avviamento	*87.079.627*	*88.099.936*	*10.662.837*
130.	Attività fiscali	170.994.785	143.793.636	139.592.636
	a) correnti	*107.494.950*	*85.825.025*	*85.825.025*
	b) anticipate	*63.499.835*	*57.968.611*	*53.767.611*
140.	Attività non correnti e gruppi di attività in via di dismissione	153.761.875		
150.	Altre attività	255.194.462	210.583.309	190.353.309
	Totale dell'attivo	**15.859.674.463**	**14.442.978.568**	**13.918.850.069**

	Voci del passivo e del patrimonio netto	31 dicembre 2006	31 dicembre 2005 PF (*)	31 dicembre 2005 (*)
10.	Debiti verso banche	1.028.892.227	1.110.454.034	1.191.227.034
20.	Debiti verso clientela	8.026.109.282	7.324.588.654	7.027.744.654
30.	Titoli in circolazione	4.143.586.563	3.892.052.397	3.617.242.398
40.	Passività finanziarie di negoziazione	50.416.619	34.339.790	36.186.789
60.	Derivati di copertura	27.446.718	12.764.339	12.629.339
80.	Passività fiscali	119.088.780	102.211.558	99.265.560
	a) correnti	*108.106.695*	*81.861.557*	*80.447.558*
	b) differite	*10.982.085*	*20.350.001*	*18.818.002*
90	Passività associate ad attività in via di dismissione	149.410.979		
100.	Altre passività	521.778.792	444.483.488	422.293.487
110.	Trattamento di fine rapporto del personale	129.539.647	143.852.000	140.973.000
120.	Fondi per rischi e oneri:	196.884.411	182.887.457	179.039.957
	a) quiescenza e obblighi simili	*143.053.615*	*141.290.033*	*138.429.533*
	b) altri fondi	*53.830.796*	*41.597.424*	*40.610.424*
130.	Riserve da valutazione	(12.405.802)	111.310.489	109.555.489
160.	Riserve	309.970.853	262.621.172	265.138.172
170.	Sovrapprezzi di emissione	101.309.810	57.554.804	57.554.804
180.	Capitale	827.306.961	648.115.643	648.115.643
200.	Utile (Perdita) d'esercizio (+/-)	240.338.622	115.742.743	111.883.743
	Totale del passivo e del patrimonio netto	**15.859.674.463**	**14.442.978.568**	**13.918.850.069**

(*) N.B.: i valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2006 delle relative poste e sono stati calcolati applicando tutti i principi IAS/IFRS; si precisa inoltre che la colonna contenente la dicitura "PF" include i valori rideterminati retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola SpA, avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

Conto economico
(importi in euro)

	Voci	31 dicembre 2006	31 dicembre 2005 PF (*)	31 dicembre 2005 (**)
10.	Interessi attivi e proventi assimilati	590.569.640	504.049.348	477.373.348
20.	Interessi passivi e oneri assimilati	(250.441.925)	(187.877.811)	(180.035.811)
30.	**Margine di interesse**	**340.127.715**	**316.171.537**	**297.337.537**
40.	Commissioni attive	189.223.391	188.917.800	177.980.849
50.	Commissioni passive	(23.812.513)	(22.367.368)	(21.847.365)
60.	**Commissioni nette**	**165.410.878**	**166.550.432**	**156.133.484**
70.	Dividendi e proventi simili	83.247.569	67.705.106	67.656.204
80.	Risultato netto dell'attività di negoziazione	25.603.664	26.407.080	26.213.276
90.	Risultato netto dell'attività di copertura	1.719.534	1.713.100	1.516.096
100.	Utili (perdite) da cessione o riacquisto di:	113.933.652	13.592.190	12.595.032
	b) attività finanziarie disponibili per la vendita	*110.792.213*	*11.354.190*	*10.357.382*
	d) passività finanziarie	*3.141.439*	*2.238.000*	*2.237.650*
120.	**Margine di intermediazione**	**730.043.013**	**592.139.445**	**561.451.629**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(43.714.166)	(44.181.840)	(40.522.933)
	a) crediti	*(41.290.807)*	*(41.333.190)*	*(37.674.987)*
	b) attività finanziarie disponibili per la vendita	*(963.752)*	*(1.528.420)*	*(1.527.719)*
	d) altre operazioni finanziarie	*(1.459.607)*	*(1.320.230)*	*(1.320.227)*
140.	**Risultato netto della gestione finanziaria**	**686.328.847**	**547.957.605**	**520.928.696**
150.	Spese amministrative:	(427.407.631)	(423.086.900)	(402.589.495)
	a) spese per il personale	*(261.904.067)*	*(261.480.100)*	*(249.329.795)*
	b) altre spese amministrative	*(165.503.564)*	*(161.606.800)*	*(153.259.700)*
160.	Accantonamenti netti ai fondi per rischi e oneri	(20.867.090)	(11.940.147)	(11.562.147)
170.	Rettifiche/Riprese di valore nette su attività materiali	(12.760.200)	(13.530.170)	(12.693.559)
180.	Rettifiche/Riprese di valore nette su attività immateriali	(12.953.337)	(19.625.120)	(19.284.413)
190.	Altri oneri/proventi di gestione	75.072.023	87.676.950	85.887.749
200.	**Costi operativi**	**(398.916.235)**	**(380.505.387)**	**(360.241.865)**
210.	Utili (Perdite) delle partecipazioni		(2.080.660)	(2.080.656)
220.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1.244.544	1.191.950	1.166.444
240.	Utili (Perdite) da cessione di investimenti	1.729.361	250.458	86.458
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**290.386.517**	**166.813.966**	**159.859.077**
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(56.237.950)	(51.071.223)	(47.975.334)
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**234.148.567**	**115.742.743**	**111.883.743**
280.	Utile/(Perdita) delle attività in via di dismissione al netto delle imposte	6.190.055		
290.	**Utile (Perdita) d'esercizio**	**240.338.622**	**115.742.743**	**111.883.743**

(*) N.B.: la colonna contenente la dicitura "PF" include i valori rideterminati retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola SpA, avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

(**) i valori riportati nella presente colonna sono stati calcolati applicando tutti i principi IAS/IFRS e sono stati utilizzati ai fini della redazione del bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2005; in proposito si ricorda che, come dettagliatamente illustrato nella Parte A.1, Sezione 5, della nota integrativa consolidata, i suddetti valori sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e che le suddette riclassifiche non hanno peraltro prodotto alcun effetto sull'utile netto e sul patrimonio netto della Banca al 31 dicembre 2005.

Prospetto delle variazioni del patrimonio netto

(Importi in euro)

	Esistenze al 31.12.2005	Modifica saldi d'apertura	Esistenze al 01.01.2006	Allocazione risultato esercizio precedente		Variazioni dell'esercizio			Utile (Perdita) di esercizio al 31.12.2006	Patrimonio netto al 31.12.2006
							Operazioni sul patrimonio netto			
				Riserve	Dividendi e altre destinazioni	Variazioni di riserve	Emissione nuove azioni (*)	Stock options		
Capitale	648.115.643		648.115.643				176.658.434	2.532.884		827.306.961
a) azioni ordinarie	648.115.643		648.115.643				176.658.434	2.532.884		827.306.961
Sovrapprezzi di emissione	56.873.124	681.680	57.554.804				41.944.405	1.810.601		101.309.810
Riserve	354.115.152	(88.976.980)	265.138.172	51.352.341		(2.041.120)	(4.478.540)			309.970.853
a) di utili	354.115.152	1.364.099	355.479.251	51.352.341		1.179.134	(4.478.540)			403.532.186
b) altre		(90.341.079)	(90.341.079)			(3.220.254)				(93.561.333)
Riserve da valutazione	67.824.144	41.731.345	109.555.489			(54.137.147)	(67.824.144)			(12.405.802)
a) disponibili per la vendita		41.454.667	41.454.667			(54.137.147)				(12.682.480)
b) rivalutazione immobili	67.824.144		67.824.144				(67.824.144)			
c) attività materiali		276.678	276.678							276.678
Utile (Perdita) di esercizio	118.139.960	(6.256.217)	111.883.743	(51.352.341)	(60.531.402)				240.338.622	240.338.622
Patrimonio netto	1.245.068.023	(52.820.172)	1.192.247.851		(60.531.402)	(56.178.267)	146.300.165	4.343.485	240.338.622	1.466.520.444

(*) tale colonna include gli aumenti di capitale sociale gratuito ed a pagamento effettuati nel corso dell'esercizio 2006; in particolare l'aumento gratuito, che ha tra l'altro determinato l'incremento del valore nominale unitario delle azioni da euro 0,57 ad euro 0,60 e l'emissione di n. 151.638.128 nuove azioni, ha avuto luogo mediante l'utilizzo della riserva di rivalutazione degli immobili e dei sovrapprezzi di emissione, per importi rispettivamente pari a circa 68 milioni di euro e 57 milioni di euro; l'aumento a pagamento, per complessivi 150 milioni di euro inclusivi del relativo sovrapprezzo, ha invece comportato l'emissione di n. 85.928.286 azioni, aventi ciascuna valore nominale pari a 0,60 euro.

N.B.: la colonna "Modifica saldi d'apertura" include le rettifiche apportate in seguito alla prima applicazione ai principi IAS/IFRS; nella Sezione 4 della Parte A.1 della nota integrativa sono riportati tutti i dati e le informazioni relative alla transizione ai suddetti principi.

Rendiconto finanziario

Metodo indiretto (importi in euro)

A. ATTIVITA' OPERATIVA	*Importo* 31 dicembre 2006	31 dicembre 2006 PF (*)	31 dicembre 2005 (**)
1. Gestione	**389.449.318**	**339.348.824**	**263.563.636**
- risultato d'esercizio (+/-)	240.338.622	240.338.622	111.883.743
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al *fair value* (-/+)	(1.321.086)	(1.321.086)	(4.367.637)
- plus/minusvalenze su attività di copertura (-/+)	(1.719.534)	(1.719.534)	(1.516.096)
- rettifiche/riprese di valore nette per deterioramento (+/-)	64.406.834	64.406.834	54.697.464
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	25.713.537	25.713.537	31.977.972
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	20.867.090	20.867.090	11.562.147
- imposte e tasse non liquidate (+)	70.720.601	70.720.601	52.999.561
- rettifiche/riprese di valore nette dei gruppi di attività in via di dismissione al netto dell'effetto fiscale (-/+)	748.521	748.521	
- altri aggiustamenti (+/-)	(30.305.266)	(80.405.760)	6.326.431
2. Liquidità generata/assorbita dalle attività finanziarie	**(1.976.481.288)**	**(1.417.021.187)**	**(703.184.300)**
- attività finanziarie detenute per la negoziazione	55.160.858	55.160.858	(17.203.231)
- attività finanziarie disponibili per la vendita	(211.783.648)	(205.570.647)	(109.522.461)
- crediti verso banche	(216.568.754)	(225.080.653)	(47.740.940)
- crediti verso clientela	(1.384.686.716)	(843.157.717)	(553.476.185)
- altre attività	(218.603.028)	(198.373.028)	24.758.517
3. Liquidità generata/assorbita dalle passività finanziarie	**1.614.066.748**	**1.098.504.140**	**589.852.893**
- debiti verso banche	(162.334.807)	(81.561.807)	(116.536.922)
- debiti verso clientela	998.364.628	701.520.628	452.445.908
- titoli in circolazione	526.344.165	251.534.166	245.816.832
- passività finanziarie di negoziazione	14.229.830	16.076.829	(22.588.025)
- altre passività	237.462.932	210.934.324	30.715.101
Liquidità netta generata/assorbita dall'attività operativa	**27.034.778**	**20.831.777**	**150.232.228**
B. ATTIVITA' DI INVESTIMENTO			
1. Liquidità generata da	**16.044.530**	**16.044.530**	**6.814.563**
- vendite di partecipazioni	13.339.233	13.339.233	
- vendite di attività materiali	2.705.297	2.705.297	6.814.563
2. Liquidità assorbita da	**(67.742.303)**	**(67.742.303)**	**(84.467.535)**
- acquisti di partecipazioni	(52.687.902)	(52.687.902)	(62.853.878)
- acquisti di attività materiali	(6.411.101)	(6.411.101)	(5.788.658)
- acquisti di attività immateriali	(8.643.300)	(8.643.300)	(15.825.000)
Liquidità netta generata/assorbita dall'attività d'investimento	**(51.697.774)**	**(51.697.774)**	**(77.652.972)**
C. ATTIVITA' DI PROVVISTA			
- emissioni/acquisti di azioni proprie	146.300.155	146.300.155	
- distribuzione dividendi e altre finalità	(60.531.402)	(60.531.402)	(60.374.293)
Liquidità netta generata/assorbita dall'attività di provvista	**85.768.753**	**85.768.753**	**(60.374.293)**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**61.105.757**	**54.902.756**	**12.204.963**

LEGENDA

(+) generata

(-) assorbita

RICONCILIAZIONE

Voci di bilancio	*Importo* 31 dicembre 2006	31 dicembre 2006 PF (*)	31 dicembre 2005
Cassa e disponibilità liquide all'inizio dell'esercizio	82.639.724	88.842.724	70.434.761
Liquidità totale netta generata/assorbita nell'esercizio	61.105.757	54.902.756	12.204.963
Cassa e disponibilità liquide alla chiusura dell'esercizio	143.745.481	143.745.480	82.639.724

(*) N.B.: le colonne contenenti la dicitura "PF" sono state predisposte tenendo conto delle variazioni finanziarie verificatesi rispetto ai valori dell'esercizio precedente, rideterminate retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola SpA, avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

(**) la presente colonna è stata predisposta sulla base dei saldi calcolati applicando tutti i principi IAS/IFRS ed utilizzati ai fini della redazione del bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2005.

Nota integrativa

Parte A – POLITICHE CONTABILI

A.1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio di Banca CR Firenze S.p.A. per l'esercizio 2006 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'*International Accounting Standard Board* ("IASB"), adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni dell'*International Financial Reporting Interpretations Commitee* ("IFRIC"); in proposito si ricorda che in sede di prima applicazione dei suddetti principi (*First Time Adoption* - "FTA") è stato necessario determinare i saldi di apertura delle attività e delle passività in essere alla data di transizione agli IAS/IFRS, che corrisponde all'inizio del primo periodo antecedente il primo bilancio consolidato redatto secondo gli IAS/IFRS dal Gruppo Banca CR Firenze ("il Gruppo") che, in ottemperanza con le disposizioni di transizione esposte negli IAS/IFRS, ha applicato i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 e per l'IFRS 2, che disciplinano rispettivamente gli strumenti finanziari ed i pagamenti basati su azioni, adottati con effetti contabili dal 1° gennaio 2005. In proposito si precisa infatti che la Banca, come consentito dal principio contabile internazionale IFRS 1 – "Prima applicazione degli International Financial Reporting Standards" – ha deciso di redigere il primo bilancio "IAS/IFRS" in accordo con le scelte effettuate dal Gruppo. In base a quanto prescritto dall'IFRS 1, alla data di transizione le differenze fra le suddette attività e passività calcolate in conformità ai principi IAS/IFRS e gli importi determinati applicando i precedenti principi contabili sono state pertanto imputate a specifiche voci di patrimonio netto, al netto del relativo effetto fiscale. Lo stato patrimoniale di apertura alla data di transizione ai principi IAS/IFRS è stato redatto applicando le seguenti regole previste dall'IFRS 1:

- sono state rilevate le attività e passività la cui iscrizione è richiesta dagli IAS/IFRS;
- sono state eliminate le attività e passività la cui iscrizione non è consentita dagli IAS/IFRS;
- sono state riclassificate le poste riferite ad un diverso tipo di attività, passività o componente di patrimonio netto in base agli IAS/IFRS;
- sono stati applicati gli IAS/IFRS nella valutazione di tutte le attività e passività rilevate in base a tali principi.

Per informazioni più dettagliate sull'FTA si rimanda a quanto riportato al successivo paragrafo "Altri aspetti - la prima applicazione degli IAS/IFRS da parte di Banca CR Firenze S.p.A.".

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti del bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione:* ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione:* è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio precedente:* gli schemi ed i prospetti del bilancio riportano i valori dell'esercizio precedente, eventualmente adattati per assicurare la loro comparabilità.

Sezione 3 - Eventi successivi alla data di riferimento del bilancio

Nella presente Sezione vengono riportati gli eventi successivi alla data di chiusura dell'esercizio che in base a quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia devono essere menzionati nella nota integrativa illustrandone, laddove possibile, la natura e gli effetti stimati sulla situazione patrimoniale, economica e finanziaria della Banca.

In data 1° gennaio 2007 è divenuto esecutivo il contratto firmato il 19 dicembre 2006 per la cessione da parte di Banca CR Firenze S.p.A. a Cassa di Risparmio della Spezia S.p.A del ramo di azienda rappresentato dagli sportelli

ubicati in provincia di Massa Carrara (le filiali di Aulla, Bagnone, Fivizzano, Pontremoli, Avenza, Carrara, Gragnola, Fosdinovo, Massa, Villafranca in Lunigiana, nonché il Presidio Imprese collocato presso la filiale di Avenza) operazione già citata tra quelle infragruppo e con parti correlate. La cessione delle 10 filiali era prevista negli accordi sottoscritti in data 16 luglio 2003 tra la Fondazione Cassa di Risparmio della Spezia e Banca CR Firenze S.p.A., che portarono quest'ultima all'acquisizione del controllo di Cassa di Risparmio della Spezia S.p.A., nei quali alla partecipata era stato assegnato il ruolo di banca di riferimento nella provincia di Massa Carrara. Il prezzo di cessione, ad esito della determinazione del valore economico del ramo effettuata da una società di consulenza incaricata dalle parti, è stato provvisoriamente indicato nel contratto in 31,2 milioni di euro.
Il 15 gennaio 2007 è stata ceduta, per un corrispettivo pari a 0,4 milioni di euro, l'intera partecipazione in Raccorderie Metalliche S.p.A., acquisita da Banca CR Firenze S.p.A. in seguito all'incorporazione di Cassa di Risparmio di Mirandola S.p.A. e rappresentata da n. 133.000 azioni ordinarie (4,376%); la partecipazione è stata ceduta in base a preesistenti accordi di *way-out* per la dismissione graduale dell'interessenza, firmati da Cassa di Risparmio di Mirandola S.p.A. con gli azionisti di maggioranza.
Con provvedimento del 15 gennaio 2007 Soprarno SGR S.p.A., società costituita dalla Banca nel mese di agosto 2006 in partnership paritetica (50%) con Banca Ifigest S.p.A., è stata autorizzata alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236; come previsto dagli accordi sottoscritti in fase di costituzione, nel mese di marzo 2007 entrambi i soci hanno ceduto, a scopo di fidelizzazione ed incentivazione, una quota pari al 2,5% a due gestori della società, riducendo le proprie rispettive interessenze al 47,5%.
In data 19 settembre 2006 era stato stipulato il contratto di cessione del 100% di Cerit S.p.A. a Riscossione S.p.A, che rimandava la determinazione del prezzo di cessione della partecipazione ai risultati di una procedura di revisione della situazione patrimoniale di cessione redatta al 31 agosto 2006, da svolgersi ad inizio 2007; tale prezzo, pari al netto patrimoniale di cessione ad esito della suddetta revisione (senza l'utile di periodo), avrebbe dovuto essere pagato a Banca CR Firenze S.p.A. in azioni Riscossione S.p.A. rivenienti da un aumento di capitale della stessa da eseguirsi entro il 28 febbraio 2007. Quest'ultimo termine è stato prorogato al 31 maggio 2007, anche per consentire alla nostra ed alle altre banche che hanno ceduto le aziende ex concessionarie al soggetto pubblico di valutare la proposta di Riscossione S.p.A. di corrispondere in contropartita, anziché azioni Riscossione, S.p.A., strumenti finanziari non partecipativi ai sensi dell'articolo 2346, comma 6, del Codice Civile. Banca CR Firenze S.p.A. riceverà inoltre, ad integrazione prezzo, la quota dell'utile 2006 di sua competenza, che sarà pagata da Riscossione S.p.A. in contanti dopo l'approvazione del bilancio 2006 di Cerit S.p.A.
In data 2 marzo 2007 Banca CR Firenze S.p.A. e la Fondazione Cassa di Risparmio della Spezia hanno sottoscritto un accordo in base al quale la banca si è impegnata ad acquistare dalla Fondazione, per un corrispettivo di 47,6 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,9065% del capitale sociale, non appena la Fondazione avrà ottenuto il nulla osta da parte del Ministero dell'Economia e quando si sarà perfezionato l'iter autorizzativo ed amministrativo che consentirà l'adozione di un nuovo Statuto Sociale per Cassa di Risparmio della Spezia S.p.A. Nel nuovo Statuto Sociale saranno riflessi i principali accordi di governance alla base di un nuovo Patto Parasociale tra i due soci di Cassa di Risparmio della Spezia S.p.A. che entrerà in vigore, in sostituzione di quello vigente, alla data del predetto trasferimento azionario. Con l'acquisizione azionaria Banca CR Firenze S.p.A. diverrà titolare del 79,99977% del capitale sociale di Cassa di Risparmio della Spezia S.p.A. Contestualmente al trasferimento delle azioni, che avverrà presumibilmente entro il primo semestre 2007, la Fondazione perderà il diritto di cedere a Banca CR Firenze S.p.A. le residue azioni Cassa di Risparmio della Spezia S.p.A. (circa il 20,00023% del capitale) di cui rimarrà proprietaria, ovvero decadrà l'opzione put in favore della Fondazione descritta nel paragrafo "Le opzioni put" riportato nella Relazione sulla Gestione.
Il 14 marzo 2007 Banca CR Firenze S.p.A. ha sottoscritto, con un onere di 0,25 milioni di euro, un aumento di capitale da 0,12 a 5 milioni di euro della Società di Promozione del mercato alternativo del capitale - PRO MAC S.p.A., costituita a fine dicembre 2006 tra numerose banche, Borsa Italiana S.p.A. e associazioni rappresentative del mondo bancario e industriale quali ABI, Aidaf, Assonime, Assosim, Confindustria, Istituto Promozione Industriale - IPI ed Infocamere; ad esito del suddetto aumento di capitale sociale la partecipazione della Banca è salita dal 4,11% al 5,18%. La società ha per oggetto la realizzazione di iniziative di tipo promozionale e di marketing volte a favorire su tutto il territorio nazionale la conoscenza e lo sviluppo del mercato alternativo del capitale (MAC) presso le imprese e gli investitori professionali, ed a favorire così l'accesso al capitale di rischio da parte di piccole e medie imprese.
Nel mese di dicembre 2006 la Banca ha sottoscritto con Cortal Consors S.A. un contratto per l'acquisto del ramo di azienda promotori finanziari Cortal, cui si fa riferimento nel paragrafo "Le operazioni infragruppo e le parti correlate" della Relazione sulla Gestione; alla data di redazione del presente bilancio tale contratto non ha peraltro ancora avuto esecuzione in quanto non si sono verificate tutte le condizioni sospensive in esso previste, con particolare riferimento all'ottenimento delle necessarie autorizzazioni e nulla osta da parte delle autorità competenti.
Nel mese di marzo 2007 si è infine proceduto alla chiusura dell'operazione di cartolarizzazione realizzata nel dicembre 1999 mediante la cessione "pro-soluto" di crediti in sofferenza a Perseo Finance S.r.l., società veicolo posseduta al 60% da Banca CR Firenze; la chiusura è avvenuta tramite l'integrale cessione dei suddetti crediti da parte di Perseo Finance, ai sensi dell'art. 58 del Testo Unico Bancario, effettuata in gran parte nei confronti di una società terza. Il corrispettivo della cessione dei crediti consentirà l'integrale recupero del valore residuo dei titoli di "Classe B" attualmente iscritti nel bilancio della Banca.

Sezione 4 - Altri aspetti

1. La prima applicazione degli IAS/IFRS da parte di Banca CR Firenze S.p.A.

In sede di FTA gli strumenti finanziari (titoli, crediti e debiti di natura finanziaria, contratti derivati e partecipazioni minoritarie) sono stati riclassificati nelle nuove categorie previste dagli IAS/IFRS in base a quanto disposto dall'IFRS 1, che in sede di transizione ai principi IAS/IFRS consente l'utilizzo di tali categorie, in deroga alla regola generale che prevede l'alimentazione delle suddette voci solo al momento dell'acquisto dello strumento finanziario; in particolare, i crediti verso la clientela e verso banche hanno mantenuto tale classificazione sia nel caso di crediti originati internamente che nel caso di crediti acquistati da terzi. Hanno inoltre conservato la qualifica di crediti anche le operazioni pronti contro termine, i crediti commerciali ed i crediti originati da operazioni di leasing finanziario ed anche la classificazione dei conti di provvista da clientela e da banche è risultata analoga alla precedente.

Ai contratti derivati è stata attribuita diversa allocazione a seconda che si tratti di contratti stipulati con finalità di *trading* od a scopo di copertura, iscrivendo i primi nelle voci "Attività finanziarie detenute per la negoziazione" o "Passività finanziarie di negoziazione", se aventi rispettivamente valore positivo o negativo, mentre i secondi, qualora siano stati designati come strumenti di copertura "efficaci", hanno trovato allocazione alla voce "Derivati di copertura", iscritta nell'attivo per i contratti aventi valore positivo ovvero nel passivo in caso di valore negativo. In presenza di una copertura "non efficace" o nel caso di copertura non riconosciuta dagli IAS/IFRS, i contratti derivati sono stati classificati di *trading.*

Le partecipazioni hanno mantenuto l'esposizione nelle relative voci di bilancio solo se riferibili, nell'ambito del Gruppo, ad investimenti partecipativi di controllo, di collegamento ovvero in *joint ventures*; tutte le altre interessenze sono state iscritte come "Attività finanziarie disponibili per la vendita". La partecipazione nella Banca d'Italia, per la sua peculiarità e come consentito dal principio IAS 39, è stata mantenuta iscritta al costo.

L'IFRS 1 ha previsto, in sede di prima applicazione degli IAS/IFRS, alcune esenzioni facoltative rispetto ai requisiti di conformità a tali principi; in particolare, la Banca si è avvalsa delle esenzioni di seguito riportate:

– *aggregazioni di imprese*: l'esenzione riguarda la possibilità di non adottare retroattivamente le norme IAS/IFRS alle aggregazioni di imprese avvenute prima della data di prima applicazione (1° gennaio 2004); in tal modo gli avviamenti esistenti possono non essere rideterminati secondo le disposizioni previste dai principi contabili internazionali ed il valore contabile di carico di tali avviamenti iscritti nel bilancio alla data di prima adozione degli IAS/IFRS è stato pertanto riportato senza alcuna rettifica;

– *fair value o rideterminazione del valore come sostituto del costo*: l'esenzione ha consentito di utilizzare il *fair value* degli immobili alla data di passaggio agli IAS/IFRS come sostituto del costo a tale data;

– *designazione di strumenti finanziari precedentemente rilevati*: l'esenzione ha consentito di designare gli strumenti finanziari posseduti come attività/passività valutate al *fair value* o come disponibili per la vendita alla data di transizione agli IAS/IFRS;

– *benefici ai dipendenti (trattamento di fine rapporto)*: l'esenzione ha consentito di rilevare in prima applicazione tutti gli utili e le perdite attuariali relative a periodi precedenti con imputazione al patrimonio netto;

– *opzioni con pagamenti basati su azioni*: per gli strumenti di partecipazione agli utili assegnati prima dell'entrata in vigore degli IAS/IFRS, la Banca si è avvalsa della facoltà di non applicare l'IFRS 2 alla medesima data;

– *attività/passività cancellate*: è consentita la non iscrizione in bilancio delle attività o passività finanziarie cedute e cancellate, in base ai precedenti principi contabili nazionali, anteriormente al 1° gennaio 2004 se tale cancellazione non rispetta i requisiti previsti dallo IAS 39. Rientrano in tale fattispecie tutte le cartolarizzazioni di attività finanziarie effettuate dalla Banca, ai sensi della legge 130/99, in data anteriore al 1° gennaio 2004, in quanto il relativo portafoglio crediti ceduto è stato cancellato dal bilancio della società cedente e della società cessionaria in applicazione dei precedenti principi contabili.

a) Prospetti di riconciliazione e note di commento alle variazioni derivanti dalla prima applicazione dei principi IAS/IFRS

Premessa

I prospetti di riconciliazione di seguito riportati sono stati redatti applicando le disposizioni contenute nell'IFRS 1 ed includono le riconciliazioni del patrimonio netto al 1° gennaio 2005 ed al 1° gennaio 2006 e del risultato economico degli esercizi chiusi al 31 dicembre 2004 ed al 31 dicembre 2005; in apposite tabelle sono stati inoltre evidenziati gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sui saldi di stato patrimoniale e di conto economico al 31 dicembre 2005 predisposti secondo i principi contabili italiani i cui valori, utilizzati ai fini comparativi con i dati del bilancio al 31 dicembre 2006, sono corredati da note di commento dei criteri di redazione e delle voci ivi esposte.

L'analisi delle nuove regole contabili e la relativa applicazione hanno determinato in sede di FTA gli impatti sul patrimonio netto e sull'utile netto di seguito descritti:

- "Riserva FTA", se riferiti ad aggiustamenti che nei futuri esercizi non determineranno un interessamento del conto economico;
- "Riserve da valutazione", nel caso in cui derivassero da rilevazioni che potrebbero variare nel corso dei futuri esercizi per effetto delle valutazioni delle relative poste di bilancio e che verranno pertanto imputati al conto economico solo al momento dell'effettivo realizzo.

a.1 - Prospetto di riconciliazione previsto dall'IFRS 1

Variazioni al netto dell'effetto fiscale

importi in milioni di euro	PATRIMONIO NETTO			
	Capitale e Sovrapprezzi	**Riserve**	**Utile dell'esercizio**	**TOTALE**
Saldi risultanti dal bilancio al 31 dicembre 2004 (It Gaaps)	**704**	**317**	**97**	**1.118**
Variazioni saldi per applicazione principi IAS/IFRS dal 1° gennaio 2004 al 31 dicembre 2004		-18	2	-16
Attività materiali		*47*	*2*	*49*
Trattamento di fine rapporto del personale		*-12*	*-2*	*-14*
Fondi di quiescenza e altri fondi per rischi ed oneri		*-2*	*2*	*0*
Attività finanziarie detenute per la negoziazione		*12*		*12*
Attività finanziarie disponibili per la vendita		*26*		*25*
Crediti verso clientela		*-21*		*-21*
Derivati		*54*		*54*
Partecipazioni		*-47*		*-47*
Passività finanziarie di negoziazione		*-22*		*-22*
Titoli in circolazione		*-52*		*-52*
Saldi al 1° gennaio 2005 in base ai principi IAS/IFRS	**704**	**299**	**99**	**1.102**
Saldi risultanti dal bilancio al 31 dicembre 2005 (It Gaaps)	**705**	**422**	**118**	**1.245**
Variazioni saldi per applicazione principi IAS/IFRS dal 1° gennaio 2004 al 31 dicembre 2004		-18	2	-16
Imputazione a riserva della variazione dell'utile 2004 dovuta all'applicazione degli IAS/IFRS		2	-2	0
Variazioni esercizio 2005 per applicazione principi IAS/IFRS	1	-32	-6	-37
Attività materiali			*-4*	*-4*
Trattamento di fine rapporto del personale			*-2*	*-2*
Attività finanziarie disponibili per la vendita		*17*		*17*
Crediti verso clientela			*4*	*4*
Derivati			*-4*	*-4*
Stock options	*1*			*1*
Storno effetti rivalutazione immobili effettuata ai sensi della Legge 266/2005		*-68*		*-68*
Minori passività fiscali differite teoriche in applicazione della Legge 266/2005		*19*		*19*
Saldi al 31 dicembre 2005 in base ai principi IAS/IFRS	**706**	**374**	**112**	**1.192**

N.B.: Il suddetto prospetto era già stato sottoposto all'approvazione del Consiglio di Amministrazione in quanto, come richiesto dalla Consob con la comunicazione numero DEM/6064313 del 28 luglio 2006, era stato riportato in apposita appendice alla Relazione Semestrale Consolidata al 30 giugno 2006; si precisa infine che i valori del patrimonio netto e dell'utile netto contenuti nel prospetto sopra indicato non hanno subito variazioni.

a.2 - Note di commento alle variazioni derivanti dall'applicazione dei principi IAS/IFRS

Si riportano di seguito le note esplicative riferite alle singole fattispecie di riconciliazione delle voci di patrimonio netto descritte nel prospetto di cui al punto a.1; relativamente agli strumenti finanziari ed ai pagamenti basati su proprie azioni, disciplinati rispettivamente dagli IAS 32 e 39 e dall'IFRS 2, gli importi corrispondono ai saldi di apertura al 1° gennaio 2005, mentre per le altre rettifiche la data di prima applicazione è stata il 1° gennaio 2004, in accordo con le scelte adottate dal Gruppo e con quanto consentito dall'IFRS 1.

Attività materiali

Storno dell'ammortamento dei fabbricati detenuti a scopo di investimento e dei terreni

I principi contabili internazionali prevedono che l'ammortamento dei cespiti avvenga in funzione della vita utile degli stessi o dei singoli componenti che li costituiscono qualora essi abbiano vita utile differente. Tale approccio comporta, nel caso degli immobili, la necessità di dover scorporare dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, in base all'assunto che il terreno non è soggetto a deperimento ed è pertanto di durata illimitata, con il conseguente storno delle quote di ammortamento pregresse riconducibili alla suddetta componente, procedendo alla contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante ed eliminando la quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state eseguite apposite perizie sugli immobili ricorrendo alle stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento. Infine, per quanto riguarda i fabbricati detenuti a scopo di investimento, i principi IAS/IFRS prevedono che su tale categoria di immobili non vengano calcolati ammortamenti e si è pertanto proceduto allo storno del fondo ammortamento pregresso.

Rivalutazione degli immobili

Come consentito dall'IFRS 1, in sede di prima applicazione per gli immobili disciplinati dallo IAS 16 è stato adottato il *fair value* al 1° gennaio 2004 in sostituzione del costo ("deemed cost") e la conseguente rivalutazione è stata effettuata ricorrendo a stime peritali redatte da un tecnico iscritto nell'apposito Albo Professionale; gli immobili detenuti a scopo di investimento, disciplinati dallo IAS 40, sia in sede di prima applicazione che a regime sono sottoposti alla valutazione basata sul *fair value,* determinato secondo le modalità precedentemente descritte per gli immobili ad uso funzionale.

Gli effetti positivi sul patrimonio netto al 1° gennaio 2005 e sull'utile dell'esercizio 2004 derivanti dalle rettifiche sopra menzionate risultano rispettivamente pari a 47 milioni di euro e 2 milioni di euro, mentre sull'utile dell'esercizio 2005 è stato rilevato un impatto negativo pari a 4 milioni di euro; in proposito si segnala inoltre l'effetto positivo di 19 milioni di euro sul patrimonio netto al 31 dicembre 2005 connesso alla rivalutazione degli immobili effettuata ai sensi della Legge n. 266/2005 ed alle conseguenti minori passività fiscali differite teoriche derivanti dalla presenza di un'imposta sostitutiva avente aliquota ridotta rispetto all'ammontare dell'IRES rilevato in sede di FTA.

Trattamento di fine rapporto del personale

Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e pertanto rideterminato secondo valori attuariali e non più come previsto dalla specifica normativa italiana.
L'applicazione di detto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 12 milioni di euro ed una riduzione di 2 milioni di euro degli utili netti degli esercizi 2004 e 2005.

Fondi di quiescenza e altri fondi per rischi ed oneri

I principi IAS/IFRS richiedono che l'importo degli accantonamenti sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione; gli stanziamenti sono stati pertanto rettificati per tenere conto del loro valore attuale. Le obbligazioni legate al rapporto di lavoro, quali ad esempio il premio di anzianità erogato ai dipendenti al raggiungimento del 25° anno di servizio presso la società, sono state rilevate in base a stime attuariali indipendenti. Peraltro, poiché tale principio era stato adottato dalla Banca per la prima volta ai fini della redazione del bilancio 2004 redatto in base ai principi contabili nazionali, si è reso necessario stornare l'accantonamento del suddetto premio effettuato nel conto economico dell'esercizio 2004.
L'applicazione della metodologia sopra illustrata ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a circa 2 milioni di euro ed un aumento dell'utile netto dell'esercizio 2004 pari a circa 2 milioni di euro.

Attività finanziarie detenute per la negoziazione

In questa categoria sono comprese le attività finanziarie detenute per la negoziazione acquisite per la normale operatività di compravendita o di tesoreria; sono inoltre stati inclusi i valori positivi dei derivati, ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale. I titoli classificati tra le attività finanziarie detenute per la negoziazione devono essere valutati al *fair value*, con iscrizione nel conto economico dei risultati valutativi; per gli strumenti finanziari quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
L'applicazione della metodologia sopra illustrata, unitamente alla rilevazione al *fair value* dei derivati impliciti ha comportato una variazione positiva del patrimonio netto al 1° gennaio 2005 pari a circa 12 milioni di euro.

Attività finanziarie disponibili per la vendita

Le suddette attività finanziarie accolgono titoli originariamente acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione. I principi IAS/IFRS prevedono la valutazione al *fair value* degli strumenti finanziari classificati nella categoria delle attività finanziarie disponibili per la vendita; gli effetti positivi e negativi di tale valutazione devono essere imputati direttamente ad una riserva del patrimonio netto sino al momento del realizzo.
Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, di collegamento od in *joint ventures*. I suddetti investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al *fair value* stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al costo se il loro *fair value* non può essere determinato in modo attendibile. La partecipazione nella Banca d'Italia, per la sua peculiarità e come consentito dal principio IAS 39, è stata mantenuta iscritta al costo.
Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" i titoli di debito che non sono detenuti per attività di *trading* e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il *fair value* dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando le curve dei tassi zero coupon. Per i titoli quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
La valutazione al *fair value* degli investimenti partecipativi e dei titoli di debito ha comportato un aumento del patrimonio netto al 1° gennaio 2005 ed al 31 dicembre 2005, per importi rispettivamente pari a 25 milioni di euro e 17 milioni di euro.

Crediti verso clientela

Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie determinando, rispetto a quanto effettuato in virtù dei precedenti principi contabili, il valore attuale delle previsioni di recupero. Per le sofferenze tali previsioni sono stimate anche in base ad eventuali garanzie a presidio ed attualizzate per tenere conto dei tempi stimati di rientro degli importi utilizzando, non essendo disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni a sofferenza. E' stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni.
Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi in base ai tassi interni di rendimento delle singole posizioni, definendo la distribuzione temporale in relazione al piano di rientro o alle serie storiche dei tempi medi di durata del recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.
Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base di PD e LGD determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia sopra esposta è stato ridotto dell'importo iscritto al 31 dicembre 2005 nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti).
Rettifica per effetto dell'applicazione del costo ammortizzato
Non è stato determinato il costo ammortizzato per i crediti in essere al 1° gennaio 2005 (data di transizione per lo IAS 39), considerata la scarsa rilevanza della stima dei pregressi costi e ricavi di transazione ancora da ammortizzare a tale data.

L'applicazione dei principi sopra illustrati ha comportato una diminuzione del patrimonio netto al 1° gennaio 2005 pari a 21 milioni di euro ed un incremento dell'utile netto dell'esercizio 2005 pari a 4 milioni di euro.

Derivati

Derivati di copertura
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; gli strumenti utilizzati per le operazioni in essere (*fair value hedge*) sono i contratti derivati, stipulati per realizzare coperture del *fair value* di alcune emissioni obbligazionarie. Le nuove regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura. In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al *fair value*, mentre in base ai principi contabili nazionali venivano iscritti al costo.

Derivati di negoziazione
Il portafoglio comprende strumenti finanziari derivati utilizzati in operazioni di "negoziazione pareggiata" e sono valutati, in applicazione dello IAS 39, al *fair value*.

L'applicazione dei principi sopra illustrati ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 54 milioni di euro ed un effetto negativo sull'utile netto dell'esercizio 2005 pari a 4 milioni di euro.

Partecipazioni

Le partecipazioni in società controllate, collegate e *joint ventures*, iscritte al costo in applicazione dei principi IAS 27, 28 e 31, sono state sottoposte ad *impairment test*. Ai fini della determinazione del *recoverable amount*, da confrontarsi con il valore di carico delle partecipazioni, è stato adottato il metodo dello sconto dei flussi di cassa futuri prodotti da ciascuna partecipazione (*Dividends discount method – DDM)*.
L'applicazione di tale metodologia ha comportato la rilevazione di un *impairment* sul valore di carico di una partecipazione in società controllata, con un impatto negativo sul patrimonio netto al 1° gennaio 2005 di importo pari a 47 milioni di euro.

Passività finanziarie di negoziazione

Valutazione al fair value dei contratti derivati di trading
I principi IAS/IFRS impongono la valutazione al *fair value* dei contratti derivati di *trading*, che comprendono le passività finanziarie detenute per la negoziazione, inclusi i valori negativi dei suddetti contratti; i prodotti derivati designati come efficaci strumenti di copertura vengono classificati in apposite voci dello stato patrimoniale.

Valutazione al fair value dei contratti derivati impliciti nelle obbligazioni emesse
I principi IAS/IFRS richiedono che i contratti derivati vengano rilevati in bilancio separatamente anche se sono incorporati in altri strumenti finanziari (i cosiddetti "strumenti finanziari strutturati"), qualora tali strumenti non siano valutati al *fair value* con imputazione delle variazioni dello stesso a conto economico; in sede di prima applicazione si è pertanto proceduto a scomporre i prestiti strutturati emessi nelle due componenti, estrapolando dal valore di carico del prestito obbligazionario il valore delle opzioni implicite in oggetto.

L'applicazione delle metodologie sopra illustrate ha comportato un effetto negativo sul patrimonio netto al 1° gennaio 2005 pari a 22 milioni di euro.

Titoli in circolazione

Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore nominale.
Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore degli strumenti oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di *fair value* prodotte dai rischi oggetto di copertura.

L'applicazione dei principi sopra illustrati ha comportato una diminuzione del patrimonio netto al 1° gennaio 2005 pari a 52 milioni di euro.

Stock options

I principi IAS/IFRS richiedono che il valore corrente dei compensi in azioni (le c.d. *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quella di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di *stock options* attualmente in vigore è stato deliberato dal Consiglio di Amministrazione del 31 luglio 2003 e la sua maturazione ricade nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009; di conseguenza, per tale piano è stato determinato il *fair value* delle opzioni assegnate imputando al patrimonio netto, secondo il principio di competenza, l'importo relativo agli esercizi dal 2003 al 2006.
L'applicazione dei criteri sopra descritti ha determinato un aumento dei sovrapprezzi di emissione al 31 dicembre 2005 per un importo pari a circa pari ad un milione di euro, senza peraltro comportare rilevanti diminuzioni dell'utile netto dell'esercizio 2005.

Cartolarizzazioni

Anche dopo l'entrata in vigore dei principi IAS/IFRS si ritiene che le società veicolo costituite ai sensi della legge n. 130 del 1999 possano continuare a rilevare le operazioni di cartolarizzazione soltanto nella nota integrativa. Infatti, poiché i crediti cartolarizzati costituiscono per legge un "patrimonio separato" a beneficio dei portatori dei titoli emessi dalla società veicolo per finanziare l'acquisto dei crediti stessi, tali attività e passività rispettano le condizioni stabilite dal paragrafo 19 dello IAS 39 (il cosiddetto accordo "pass-through") per la "derecognition" delle attività oggetto di cessione; al contrario, le società cedenti potranno continuare a cancellare dal proprio attivo le attività cedute soltanto se avranno trasferito sostanzialmente tutti i rischi ed i benefici connessi con tali attività.
Con riferimento alle operazioni di cartolarizzazione effettuate ai sensi della legge n. 130 del 1999 poste in essere antecedentemente al 1° gennaio 2004, data di transizione agli IAS/IFRS, l'IFRS 1 ha previsto una specifica deroga all'applicazione delle regole sulla "derecognition" per le cessioni di attività finanziarie avvenute prima di tale data (si veda l'IFRS 1, paragrafi 27 e 27A); in virtù della suddetta deroga, per le operazioni di cartolarizzazione effettuate entro il 31 dicembre 2003 l'impresa può decidere di continuare ad applicare le previgenti regole contabili oppure adottare le disposizioni dello IAS 39 in modo retroattivo, a partire da una data scelta dall'impresa stessa.
Ci si è pertanto avvalsi della deroga sopra indicata, la quale si ritiene che produca effetti consistenti nella non reiscrizione dei crediti cartolarizzati, non solo ai fini del bilancio della società cedente ma anche ai fini del bilancio della società veicolo, in quanto la cancellazione dei crediti da parte della società veicolo e delle società cedenti è avvenuta nel passato in applicazione di precise disposizioni nazionali in materia di bilancio.

Effetti fiscali

L'impatto sul patrimonio netto derivante dalla prima applicazione degli IAS/IFRS è stato calcolato al netto del relativo effetto fiscale; tale effetto è stato determinato in base alla legislazione vigente.

Di seguito si riportano, in apposite tabelle, gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale e sul conto economico al 31 dicembre 2005, predisposti secondo i principi contabili nazionali.

a.3 - Prospetto di riconciliazione dei saldi di stato patrimoniale al 31 dicembre 2005 determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS

(importi in milioni di euro)

	Voci dell'attivo	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS	Note
10.	Cassa e disponibilità liquide	83		83	
20.	Attività finanziarie detenute per la negoziazione	111	22	133	1
40.	Attività finanziarie disponibili per la vendita	1.454	278	1.732	2
60.	Crediti verso banche	1.490		1.490	
70.	Crediti verso clientela	8.858	(30)	8.828	3
80.	Derivati di copertura	43	(1)	42	4
100.	Partecipazioni	1.305	(299)	1.006	5
110.	Attività materiali	248	3	251	6
120.	Attività immateriali	23	2	25	
	di cui:				
	- avviamento	*9*	*2*	*11*	7
130.	Attività fiscali	119	20	139	
	a) correnti	*86*		*86*	
	b) anticipate	*33*	*20*	*53*	8
150.	Altre attività	190		190	
	Totale dell'attivo	**13.924**	**(5)**	**13.919**	

	Voci del passivo e del patrimonio netto	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS	Note
10.	Debiti verso banche	1.191		1.191	
20.	Debiti verso clientela	7.026	2	7.028	1
30.	Titoli in circolazione	3.637	(20)	3.617	2
40.	Passività finanziarie di negoziazione	15	21	36	3
60.	Derivati di copertura	7	6	13	4
80.	Passività fiscali	87	12	99	
	a) correnti	*80*		*80*	
	b) differite	*7*	*12*	*19*	5
100.	Altre passività	421	1	422	
110.	Trattamento di fine rapporto del personale	118	23	141	6
120.	Fondi per rischi e oneri:	177	2	179	
	a) quiescenza e obblighi simili	*138*		*138*	
	b) altri fondi	*39*	*2*	*41*	7
130.	Riserve da valutazione	68	42	110	8
160.	Riserve	354	(89)	265	9
170.	Sovrapprezzi di emissione	57	1	58	10
180.	Capitale	648		648	
200.	Utile (Perdita) d'esercizio	118	(6)	112	11
	Totale del passivo e del patrimonio netto	**13.924**	**(5)**	**13.919**	

(*) I valori riportati nella presente colonna includono gli importi relativi ai contratti derivati e le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS e dalla Circolare Banca d'Italia n. 262/2005, le più rilevanti delle quali sono le seguenti:
- i ratei e risconti sono stati direttamente imputati alle voci di rispettiva pertinenza;
- le partecipazioni inferiori al 20% sono state incluse tra le "Attività finanziarie disponibili per la vendita";
- i "Fondi rischi su crediti" sono stati imputati in diretta diminuzione dei "Crediti verso clientela";
- il "Fondo per rischi bancari generali" è stato riclassificato tra le "Riserve".

NOTE

Di seguito vengono descritte le più significative rettifiche apportate ai saldi dello stato patrimoniale al 31 dicembre 2005 con l'adozione degli IAS/IFRS; tali rettifiche sono rilevate, al netto del rispettivo effetto fiscale teorico, nelle voci di patrimonio netto "Riserve da valutazione" e "Riserva FTA", come specificato nella premessa del precedente paragrafo a).

Attivo

1. La variazione è legata alla valutazione dei derivati impliciti negli strumenti di copertura dei prestiti obbligazionari.
2. La variazione è imputabile al nuovo criterio di valutazione delle partecipazioni minoritarie, valutate con il metodo del *fair value* in sostituzione del costo di acquisizione, nonché alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato.
3. La variazione deriva dall'applicazione dei principi IAS 32 e 39, che prevedono l'iscrizione dei crediti verso clientela al "costo ammortizzato", la determinazione del valore attuale delle previsioni di recupero dei crediti deteriorati ed una diversa metodologia per calcolare la svalutazione "collettiva" dei crediti *in bonis*; in particolare, relativamente a tali crediti l'adozione dei suddetti principi ha comportato l'iscrizione di ulteriori rettifiche di valore, in parte compensate con l'imputazione dei "Fondi rischi su crediti" (voce 90 del passivo dello stato patrimoniale redatto ai sensi del Decreto Legislativo n. 87/1992), iscritti nel bilancio della Banca al 31 dicembre 2005, in diretta diminuzione dei crediti verso clientela.
4. La variazione è legata al cambiamento del criterio di valutazione, passato dal "costo" al *fair value*.
5. La variazione è dovuta alla riclassifica delle partecipazioni minoritarie nel portafoglio *Available for Sale* ed agli effetti dell'*impairment test* a seguito dell'applicazione del principio IAS 36.
6. La variazione è prevalentemente relativa alla valutazione al *fair value* degli immobili detenuti a scopo di investimento.
7. La variazione è interamente riferita allo storno degli ammortamenti dell'avviamento rilevati nei bilanci 2004 e 2005, effettuato in applicazione del principio IAS 36.
8. La variazione è una diretta conseguenza della rilevazione delle imposte anticipate calcolate sulle rettifiche apportate per l'applicazione degli IAS/IFRS.

Passivo e patrimonio netto

1. La variazione è interamente dovuta agli effetti della contabilizzazione dei contratti di leasing secondo il principio IAS 17.
2. La variazione accoglie le rettifiche legate all'impatto delle operazioni di copertura effettuate sui prestiti obbligazionari.
3. La variazione è legata alla valutazione degli strumenti derivati impliciti nei prestiti obbligazionari coperti.
4. La variazione si riferisce al cambiamento del criterio di valutazione, passato dal "costo" al *fair value*.
5. La variazione è una diretta conseguenza della rilevazione delle imposte differite calcolate sulle rettifiche apportate per l'applicazione degli IAS/IFRS.
6. La variazione deriva dall'applicazione del principio IAS 19, che richiede di iscrivere il fondo relativo al trattamento di fine rapporto sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro, assimilando pertanto il suddetto fondo ad un'obbligazione a benefici definiti.
7. La variazione è legata alla determinazione dei fondi per rischi ed oneri secondo il principio IAS 37.
8. La variazione si riferisce esclusivamente all'imputazione, in una specifica riserva di patrimonio netto, delle plusvalenze nette non realizzate su titoli e partecipazioni *AFS*.
9. La variazione è legata alla rilevazione, nelle pertinenti voci del patrimonio netto, degli effetti netti legati alla prima adozione (FTA) degli IAS/IFRS, dettagliate nel precedente paragrafo a.2.
10. La variazione deriva dall'applicazione del principio contabile internazionale IFRS 2 "Pagamenti basati su azioni" ai piani di *stock options* non ancora maturati alla data del 1° gennaio 2005 (FTA).
11. La variazione dell'utile d'esercizio risulta dettagliatamente illustrata nello schema di conto economico; in proposito si precisa che in data 1° gennaio 2006 gli importi che hanno determinato tale variazione sono stati attribuiti alle pertinenti voci delle riserve di patrimonio netto.

a.4 - Prospetto di riconciliazione dei saldi di conto economico al 31 dicembre 2005 determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS

(importi in milioni di euro)

	Voci	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS	Note
10.	Interessi attivi e proventi assimilati	474	3	477	1
20.	Interessi passivi e oneri assimilati	(178)	(2)	(180)	2
30.	**Margine di interesse**	**296**	**1**	**297**	
40.	Commissioni attive	181	(3)	178	3
50.	Commissioni passive	(22)		(22)	
60.	**Commissioni nette**	**159**	**(3)**	**156**	
70.	Dividendi e proventi simili	68		68	
80.	Risultato netto dell'attività di negoziazione	32	(6)	26	4
90.	Risultato netto dell'attività di copertura		2	2	5
100.	Utili (perdite) da cessione o riacquisto di:	11	2	13	
	b) attività finanziarie disponibili per la vendita	*11*		*11*	
	d) passività finanziarie		*2*	*2*	6
120.	**Margine di intermediazione**	**566**	**(4)**	**562**	
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(42)	1	(41)	
	a) crediti	*(40)*	*2*	*(38)*	7
	b) attività finanziarie disponibili per la vendita	*(2)*		*(2)*	
	d) altre operazioni finanziarie		*(1)*	*(1)*	
140.	**Risultato netto della gestione finanziaria**	**524**	**(3)**	**521**	
150.	Spese amministrative:	(400)	(2)	(402)	
	a) spese per il personale	*(247)*	*(2)*	*(249)*	8
	b) altre spese amministrative	*(153)*		*(153)*	
160.	Accantonamenti netti ai fondi per rischi e oneri	(11)	(1)	(12)	9
170.	Rettifiche/Riprese di valore nette su attività materiali	(13)		(13)	
180.	Rettifiche/Riprese di valore nette su attività immateriali	(21)	2	(19)	10
190.	Altri oneri/proventi di gestione	86		86	
200.	**Costi operativi**	**(359)**	**(1)**	**(360)**	
210.	Utili (Perdite) delle partecipazioni	(3)	1	(2)	
220.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	0	1	1	11
240.	Utili (Perdite) da cessione di investimenti	4	(4)		12
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**166**	**(6)**	**160**	
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(48)		(48)	
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**118**	**(6)**	**112**	
290.	**Utile (Perdita) d'esercizio**	**118**	**(6)**	**112**	

(*) I valori riportati nella presente colonna includono le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS e dalla Circolare Banca d'Italia n. 262/2005, con particolare riferimento alla riattribuzione degli oneri e dei proventi straordinari, non previsti dagli IAS/IFRS, alle pertinenti voci del conto economico.

NOTE

Di seguito vengono descritte le più significative rettifiche apportate alle voci del conto economico al 31 dicembre 2005 con l'adozione degli IAS/IFRS.

1. La variazione è dovuta al costo ammortizzato relativo ai crediti ed ai titoli del portafoglio *AFS*.
2. La variazione deriva dal costo ammortizzato calcolato sui prestiti obbligazionari emessi dalla Banca.
3. La variazione è legata allo storno delle commissioni attive di tipo *up-front* percepite sui finanziamenti erogati, da recuperare nei futuri esercizi.
4. La variazione è dovuta allo storno delle plusvalenze nette non realizzate sui titoli AFS, che sono state appostate nel patrimonio netto tra le riserve da valutazione.
5. La variazione accoglie la rilevazione dell'hedge accounting sui derivati stipulati a copertura di alcuni prestiti obbligazionari emessi dalla Cassa.
6. La variazione deriva dalla rilevazione degli utili sulle obbligazioni di propria emissione riacquistate dalla Banca.
7. La variazione è dovuta alle riprese di valore contabilizzate per il "recupero" dell'attualizzazione, al netto delle rettifiche di valore derivanti dalle metodologie IAS/IFRS adottate per calcolare la svalutazione "collettiva" dei crediti in bonis e per determinare il valore attuale delle previsioni di recupero dei crediti deteriorati.

8. La variazione si riferisce al maggior accantonamento per trattamento di fine rapporto calcolato secondo il principio IAS 19.
9. La variazione è dovuta alla rilevazione dei fondi per rischi ed oneri secondo il principio IAS 37.
10. La variazione è relativa allo storno dell'ammortamento dell'avviamento rilevato nell'esercizio 2005.
11. La variazione è dovuta alla valutazione al *fair value* degli immobili detenuti a scopo d'investimento.
12. La variazione è imputabile allo storno pressoché integrale delle plusvalenze realizzate dalla vendita di immobili, effettuato in quanto nel bilancio predisposto ai fini IAS/IFRS tali immobili risultavano iscritti per un importo pressoché coincidente con il valore di mercato dei cespiti alienati.

2. Riclassifica dei saldi raffrontativi del bilancio al 31 dicembre 2006

In seguito all'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nel bilancio della Banca, per il quale la data di prima applicazione di tali principi è stata il 31 dicembre 2006, per la predisposizione del suddetto bilancio sono state adottate, rispetto ai criteri utilizzati nell'esercizio precedente ai fini della redazione del bilancio del Gruppo, diverse modalità di rappresentazione di alcune voci; di conseguenza, per tenere conto di tali variazioni, si è reso necessario apportare alcune riclassificazioni ai valori contenuti negli schemi di stato patrimoniale e conto economico al 31 dicembre 2005, riportati a fini raffrontativi nel bilancio 2006, senza peraltro ritenere opportuno modificare anche i valori contenuti nelle tabelle di nota integrativa e nei restanti schemi di tale bilancio riferiti all'esercizio precedente.

Le suddette riclassifiche, di seguito dettagliatamente esposte, non hanno prodotto alcun effetto sul patrimonio netto e sull'utile netto consolidati relativi all'esercizio precedente.

Stato patrimoniale
(importi in milioni di euro)

	Voci dell'attivo	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Cassa e disponibilità liquide	83		83	
20.	Attività finanziarie detenute per la negoziazione	113	19	132	1
40.	Attività finanziarie disponibili per la vendita	1.732		1.732	
60.	Crediti verso banche	1.490		1.490	
70.	Crediti verso clientela	8.826	2	8.828	2
80.	Derivati di copertura	42		42	
100.	Partecipazioni	1.006		1.006	
110.	Attività materiali	252	(1)	251	3
120.	Attività immateriali	25		25	
	di cui:				
	- avviamento	*11*		*11*	
130.	Attività fiscali	140		140	
	a) correnti	*86*		*86*	
	b) anticipate	*54*		*54*	
150.	Altre attività	193	(3)	190	4
	Totale dell'attivo	**13.902**	**17**	**13.919**	

	Voci del passivo e del patrimonio netto	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Debiti verso banche	1.191		1.191	
20.	Debiti verso clientela	7.028		7.028	
30.	Titoli in circolazione	3.617		3.617	
40.	Passività finanziarie di negoziazione	18	18	36	1
60.	Derivati di copertura	13		13	
80.	Passività fiscali	99		99	
	a) correnti	*80*		*80*	
	b) differite	*19*		*19*	
100.	Altre passività	423	(1)	422	2
110.	Trattamento di fine rapporto del personale	141		141	
120.	Fondi per rischi e oneri:	179		179	
	a) quiescenza e obblighi simili	*138*		*138*	
	b) altri fondi	*41*		*41*	
130.	Riserve da valutazione	110		110	
160.	Riserve	265		265	
170.	Sovrapprezzi di emissione	58		58	
180.	Capitale	648		648	
200.	Utile (Perdita) d'esercizio (+/-)	112		112	
	Totale del passivo e del patrimonio netto	**13.902**	**17**	**13.919**	

Conto economico
(importi in milioni di euro)

	Voci	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Interessi attivi e proventi assimilati	474	3	477	1
20.	Interessi passivi e oneri assimilati	(180)		(180)	
30.	**Margine di interesse**	**294**	**3**	**297**	
40.	Commissioni attive	178		178	
50.	Commissioni passive	(22)		(22)	
60.	**Commissioni nette**	**156**		**156**	
70.	Dividendi e proventi simili	68		68	
80.	Risultato netto dell'attività di negoziazione	21	5	26	2
90.	Risultato netto dell'attività di copertura	2		2	
100.	Utili (perdite) da cessione o riacquisto di:	12		12	
	b) attività finanziarie disponibili per la vendita	*10*		*10*	
	d) passività finanziarie	*2*		*2*	
120.	**Margine di intermediazione**	**553**	**8**	**561**	
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(43)	2	(41)	3
	a) crediti	*(38)*		*(38)*	
	b) attività finanziarie disponibili per la vendita	*(2)*		*(2)*	
	d) altre operazioni finanziarie	*(3)*	*2*	*(1)*	
140.	**Risultato netto della gestione finanziaria**	**510**	**10**	**520**	
150.	Spese amministrative:	(392)	(10)	(402)	
	a) spese per il personale	*(241)*	*(8)*	*(249)*	4
	b) altre spese amministrative	*(151)*	*(2)*	*(153)*	5
160.	Accantonamenti netti ai fondi per rischi e oneri	(11)		(11)	
170.	Rettifiche/Riprese di valore nette su attività materiali	(13)		(13)	
180.	Rettifiche/Riprese di valore nette su attività immateriali	(21)	2	(19)	6
190.	Altri oneri/proventi di gestione	86		86	
200.	**Costi operativi**	**(351)**	**(8)**	**(359)**	
210.	Utili (Perdite) delle partecipazioni	0	(2)	(2)	7
220.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1		1	
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**160**		**160**	
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(48)		(48)	
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**112**		**112**	
290.	**Utile (Perdita) d'esercizio**	**112**		**112**	

NOTE DI COMMENTO ALLE VARIAZIONI

Attivo

1. La variazione è pressoché interamente legata alla rilevazione a "saldi aperti" dei derivati di negoziazione, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre la riclassifica delle rivalutazioni sulle operazioni fuori bilancio dalla voce Altre attività.
2. La variazione è interamente connessa alla riclassifica delle forme tecniche "Assegni di c/c insoluti ed al protesto tratti sull'azienda" dalla voce Altre attività;
3. La variazione è interamente dovuta alla riclassifica delle spese per migliorie su beni di terzi alla voce Altre attività.
4. Il decremento è rappresentato dalla contropartita delle variazioni sopra esposte.

Passivo

1. La variazione deriva pressoché interamente dalla rilevazione a "saldi aperti" dei derivati di negoziazione, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre le riclassifiche relative alle svalutazioni delle operazioni fuori bilancio dalla voce Altre passività.
2. Il decremento è rappresentato dalla contropartita della variazione sopra esposta legata alle svalutazioni delle operazioni fuori bilancio.

Conto economico

1. L'incremento è interamente dovuto dalla riconduzione a voce propria degli interessi di pertinenza del Fondo Integrativo Pensione ("FIP").
2. L'incremento deriva prevalentemente dalla riconduzione a voce propria dei profitti netti su operazioni finanziarie di pertinenza del FIP.
3. La variazione deriva interamente dalla riclassifica, relativa alla svalutazione di una partecipazione, dalla voce Rettifiche/riprese di valore da deterioramento di altre operazioni finanziarie alla voce Utili (perdite) delle partecipazioni.
4. La variazione deriva interamente dalla riconduzione a voce propria degli oneri di pertinenza del FIP.
5. La variazione è rappresentata dallo storno delle rettifiche IAS/IFRS originariamente effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine.
6. La variazione è interamente relativa alla contropartita dello storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine.
7. Il decremento deriva interamente dalla riclassifica relativa alla svalutazione di una partecipazione indicata nella precedente nota 3.

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.
Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. *Attività finanziarie disponibili per la vendita*

(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione
Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.
I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.
Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value.*
Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi "zero coupon".
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. *Attività finanziarie detenute sino alla scadenza*

(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione
La Banca non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. *Crediti*

(a) Criteri di iscrizione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:

a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:

1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione

I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. Attività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*.

6. Operazioni di copertura

(a) Criteri di iscrizione

Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.

(c) Criteri di valutazione

Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione

Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali

Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. Partecipazioni

(a) Criteri di iscrizione

Le partecipazioni sono iscritte al costo di acquisto o di sottoscrizione, determinato con il metodo LIFO a scatti annuale, ovvero al valore rilevato al momento del conferimento effettuato ai sensi della Legge n. 218/1990 ("Legge Amato").

(b) Criteri di classificazione

Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* e nelle società controllate e collegate, sulle quali viene esercitata un'influenza significativa; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) Criteri di valutazione
Le partecipazioni sono valutate al costo, come sopra determinato, che viene annualmente sottoposto ad *impairment test* per verificare l'esistenza di eventuali perdite durature di valore, mediante l'analisi prospettica della situazione economica, patrimoniale e finanziaria della partecipata.

(d) Criteri di cancellazione
Le partecipazioni vengono cancellate dallo stato patrimoniale al venir meno dei diritti sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali
I dividendi vengono contabilizzati nel periodo in cui ne è deliberata la distribuzione, mentre le plusvalenze o minusvalenze da cessione vengono registrate tra gli "utili/perdite delle partecipazioni" nel periodo in cui avviene il perfezionamento del relativo contratto; in tale voce vengono inoltre rilevate, nel periodo di competenza, le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment*.

8. Attività materiali

(a) Criteri di iscrizione
Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione
Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione
Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo a stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale; il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, viene scorporato dal valore contabile degli immobili da ammortizzare, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; in accordo con quanto previsto dai principi IAS/IFRS, la durata di tale vita utile viene verificata alla fine di ogni anno solare. Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo a stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale.

(d) Criteri di cancellazione
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. Attività immateriali

(a) Criteri di iscrizione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti, la cui durata si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività della Banca, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti e gruppi di attività in via di dismissione

(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto sono posseduti in attesa di essere alienati e singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività; il saldo positivo o negativo dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nell'apposita voce del conto economico.

11. Fiscalità corrente e differita

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività e le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di poterle compensare e la Banca intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) Criteri di classificazione
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) Criteri di rilevazione delle componenti reddituali
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto in quanto collegate a transazioni i cui risultati interessano direttamente il patrimonio netto.

12. *Fondi per rischi e oneri*

(a) *Criteri di iscrizione*
(b) *Criteri di classificazione*
(c) *Criteri di valutazione*
(d) *Criteri di cancellazione*

a) Fondi di quiescenza
I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

b) Altri fondi per rischi ed oneri
Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti a fronte dei fondi in esame e gli eventuali esuberi di tali fondi vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri"; i movimenti relativi al trattamento previdenziale integrativo interno del personale vengono peraltro iscritti nella voce "spese per il personale".

13. *Debiti e titoli in circolazione*

(a) *Criteri di iscrizione*
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dell'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.
Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico. Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo. Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.
Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) *Criteri di classificazione*
I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) *Criteri di valutazione*
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) *Criteri di cancellazione*
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

e) Criteri di rilevazione delle componenti reddituali

Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali

Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) Criteri di classificazione

Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value.*

16. Operazioni in valuta

(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione

Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione

Alla data di riferimento la conversione in euro delle transazioni in valuta estera avviene in base ai seguenti criteri:

1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali

Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, imputate direttamente a tali riserve.

17. Altre informazioni

Trattamento di fine rapporto del personale

Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale. Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "Rettifiche/riprese di valore nette per deterioramento di crediti"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce "Altre passività".

Pagamenti basati su azioni

I piani di *stock options* deliberati dal Consiglio di Amministrazione della Banca vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi

I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:

- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.

Le commissioni attive e passive relative ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

PARTE B - INFORMAZIONI SULLO STATO PATRIMONIALE INDIVIDUALE

Attivo

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
a) Cassa	144	83	73,5%
b) Depositi liberi presso Banche Centrali			
Totale	**144**	**83**	**73,5%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

	31 dicembre 2006			31 dicembre 2005			variazioni %		
Voci/Valori	Quotati	Non quotati	**Totale**	Quotati	Non quotati	**Totale**	Quotati	Non quotati	**Totale**
A. Attività per cassa									
1. Titoli di debito	16	6	22	76	8	84	-78,9%	-25,0%	-73,8%
1.1 Titoli strutturati									
1.2 Altri titoli di debito	16	6	22	76	8	84	-78,9%	-25,0%	-73,8%
2. Titoli di capitale	2		2	8		8	-75,0%		-75,0%
3. Quote di OICR				2		2	-100,0%	100,0%	-100,0%
4. Finanziamenti									
4.1 Pronti contro termine attivi									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale A	**18**	**6**	**24**	**86**	**8**	**94**	**-79,1%**	**-25,0%**	**-74,5%**
B. Strumenti derivati									
1. Derivati finanziari		55	55		39	39		41,0%	41,0%
1.1 di negoziazione		38	38		32	32		18,8%	18,8%
1.2 connessi con la fair value option									
1.3 altri		17	17		7	7		142,9%	142,9%
2. Derivati creditizi									
2.1 di negoziazione									
2.2 connessi con la fair value option									
2.3 altri									
Totale B		**55**	**55**		**39**	**39**		**41,0%**	**41,0%**
Totale (A+B)	**18**	**61**	**79**	**86**	**47**	**133**	**-79,1%**	**29,8%**	**-40,6%**

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti

Voci/Valori	**31 dicembre 2006**	**31 dicembre 2005**	**variazioni %**
A. Attività per cassa			
1. Titoli di debito	22	84	-73,8%
a) Governi e Banche Centrali	16	76	-78,9%
b) Altri enti pubblici			
c) Banche	6	8	-25,0%
d) Altri emittenti			
2. Titoli di capitale	**2**	**8**	**-75,0%**
a) Banche			
b) Altri emittenti:	2	8	-75,0%
- imprese di assicurazione	1	2	-50,0%
- società finanziarie			
- imprese non finanziarie	1	6	-83,3%
- altri			
3. Quote di O.I.C.R.		**2**	**-100,0%**
4. Finanziamenti			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
5. Attività deteriorate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
6. Attività cedute non cancellate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri emittenti			
Totale A	**24**	**94**	**-74,5%**
B. Strumenti derivati	55	39	41,0%
a) Banche	31	25	24,0%
b) Clientela	24	14	71,4%
Totale B	**55**	**39**	**41,0%**
Totale (A+B)	**79**	**133**	**-40,6%**

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati

Tipologie derivati/Attività sottostanti	31 dicembre 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- *opzioni acquistate*								
- *altri derivati*								
• senza scambio di capitale								
- *opzioni acquistate*								
- *altri derivati*								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	33	1	17		4	55	39	41,0%
• con scambio di capitale		1				1	1	0,0%
- *opzioni acquistate*							*1*	*-100,0%*
- *altri derivati*		*1*				*1*		
• senza scambio di capitale	33		17		4	54	38	42,1%
- *opzioni acquistate*			*17*			*17*	*7*	*142,9%*
- *altri derivati*	*33*				*4*	*37*	*31*	*19,4%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	33	1	17		4	55	39	41,0%
Totale (A+B)	33	1	17		4	55	39	41,0%

2.4 Attività finanziarie per cassa detenute per la negoziazione diverse da quelle cedute e non cancellate e da quelle deteriorate: variazioni annue

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	84	8	2		94
B. Aumenti	18.384	768	1.115		20.267
B1. Acquisti	18.378	767	1.115		20.260
B2. Variazioni positive di fair value					
B3. Altre variazioni	6	1			7
C. Diminuzioni	(18.446)	(774)	(1.117)		(20.337)
C1. Vendite	(18.440)	(773)	(1.117)		(20.330)
C2. Rimborsi	(1)				(1)
C3. Variazioni negative di fair value	(1)				
C4. Altre variazioni	(4)	(1)			(5)
D. Rimanenze finali	22	2	0		24

La voce B.3 "Altre variazioni" accoglie le componenti economiche realizzate nel corso dell'anno (utile/perdita da realizzo ed utile/perdita in cambi).

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

	31 dicembre 2006			31 dicembre 2005			variazioni %		
Voci/Valori	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito	572	16	**588**	395	61	**456**	44.8%	-73,8%	**28,9%**
1.1 Titoli strutturati									
1.2 Altri titoli di debito	572	16	588	395	61	456	44.8%	-73,8%	28,9%
2. Titoli di capitale	3	172	**175**	147	151	**298**	-98,0%	13.9%	**-41,3%**
2.1 Valutati al fair value	3	96	99		8	8	100,0%	n.s.	n.s.
2.2 Valutati al costo		76	76	147	143	290	-100,0%	-46,9%	-73,8%
3. Quote di O.I.C.R.	32	79	**111**	23	81	**104**	39,1%	-2,5%	**6,7%**
4. Finanziamenti									
5. Attività deteriorate									
6. Attività cedute non cancellate	872	197	**1.069**	714	160	**874**	22,1%	23,1%	**22,3%**
Totale	**1.479**	**464**	**1.943**	**1.279**	**453**	**1.732**	**15,6%**	**2,4%**	**12,2%**

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito	**588**	**456**	**28,9%**
a) Governi e Banche Centrali	223	216	3,2%
b) Altri enti pubblici	4	2	100,0%
c) Banche	266	152	75,0%
d) Altri emittenti	95	86	10,5%
2. Titoli di capitale	**175**	**298**	**-41,3%**
a) Banche	123	250	-50,8%
b) Altri emittenti	52	48	8,3%
- imprese di assicurazione		12	-100,0%
- società finanziarie	16	11	45,5%
- imprese non finanziarie	36	25	44,0%
- altri			
3. Quote di O.I.C.R.	**111**	**104**	**6,7%**
4. Finanziamenti			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
5. Attività deteriorate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
6. Attività cedute non cancellate	**1.069**	**874**	**22,3%**
a) Governi e Banche Centrali	689	370	86,2%
b) Altri enti pubblici			
c) Banche	350	480	-27,1%
d) Altri soggetti	30	24	25,0%
Totale	**1.943**	**1.732**	**12,2%**

Per il dettaglio sugli investimenti finanziari disponibili per la vendita relativi a titoli di capitale si rimanda all'apposito allegato al presente bilancio.

4.5 Attività finanziarie disponibili per la vendita diverse da quelle cedute e non cancellate e da quelle deteriorate: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**1.330**	**298**	**104**		**1.732**
B. Aumenti	**1.417**	**71**	**42**		**1.530**
B1. Acquisti	1.404	24	30		1.458
B2. Variazioni positive di FV	6	11	4		21
B3. Riprese di valore					
- imputate al conto economico		x			
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	7	36	8		51
C. Diminuzioni	**1.090**	**194**	**35**		**1.319**
C1. Vendite	513	189	33		735
C2. Rimborsi	572	3			575
C3. Variazioni negative di FV	5	1	2		8
C4. Svalutazioni da deterioramento		1			1
- imputate a conto economico		1			
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni					
D. Rimanenze finali	**1.657**	**175**	**111**		**1.943**

La voce B.5 "Altre variazioni - Titoli di capitale" riporta le plusvalenze realizzate dalle cessioni degli investimenti, con particolare riferimento a Sanpaolo IMI S.p.A. per 32,9 milioni di euro, Parmalat S.p.A. per 1,5 milioni di euro e Fondiaria-SAI S.p.A. per 1,7 milioni di euro.

La voce C1. "Vendite - Titoli di capitale" include la vendita degli investimenti in Sanpaolo IMI S.p.A. per 160,4 milioni di euro, in Si Holding S.p.A. per 7,4 milioni di euro, in Parmalat S.p.A. per 6,0 milioni di euro e in Fondiaria-SAI S.p.A. per 13,6 milioni di euro.

La voce C4. "Svalutazioni da deterioramento - imputate a conto economico - Titoli di capitale" è relativa alla svalutazione degli investimenti in Sanpaolo IMI Private Equity Scheme B.V. per 0,6 milioni di euro, in Edizioni Design S.p.A. per 0,3 milioni di euro ed in Firenze Fiera S.p.a. per 0,1 milioni di euro.

Per un maggior dettaglio sulla movimentazione dei titoli di capitale riportati nella presente Sezione si rimanda al paragrafo "Le interessenze partecipative" della Relazione sulla Gestione.

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

Tipologia operazioni / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali	**25**	**28**	**-10,7%**
1. Depositi vincolati			
2. Riserva obbligatoria	25	28	-10,7%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**1.681**	**1.462**	**15,0%**
1. Conti correnti e depositi liberi	462	147	214,3%
2. Depositi vincolati	1.155	1.303	-11,4%
3. Altri finanziamenti	64	12	433,3%
3.1 Pronti contro termine attivi	12		100,0%
3.2 Locazione finanziaria			
3.3 Altri	52	12	333,3%
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**1.706**	**1.490**	**14,5%**
Totale (fair value)	**1.706**	**1.490**	**14,5%**

Si segnala che per "Depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, solitamente inferiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo; al 31 dicembre 2006 tali depositi sono relativi, per 724 milioni di euro, a Findomesti Banca S.p.A.

L'incremento della voce B.1 "Conti correnti e depositi liberi" è pressoché interamente dovuto al finanziamento concesso a Centro Leasing Banca S.p.A., che al 31 dicembre 2005 era classificato nella voce 70 "Crediti verso clientela".

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti	1.507	1.454	3,6%
2. Pronti contro termine attivi			
3. Mutui	4.811	3.833	25,5%
4. Carte di credito, prestiti personali e cessioni del quinto	94	87	8,0%
5. Locazione finanziaria			
6. Factoring			
7. Altre operazioni	3.478	3.173	9,6%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	260	281	-7,5%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	**10.150**	**8.828**	**15,0%**
Totale (fair value)	**10.696**	**9.232**	**15,9%**

7.2 Crediti verso clientela: composizione per debitori/emittenti

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito:			
a) Governi			
b) Altri Enti pubblici			
c) Altri emittenti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
2. Finanziamenti verso:	**9.890**	**8.548**	**15,7%**
a) Governi	36	45	-20,0%
b) Altri Enti pubblici	204	169	20,7%
c) Altri soggetti	9.650	8.334	15,8%
- imprese non finanziarie	6.559	5.529	18,6%
- imprese finanziarie	590	660	-10,6%
- assicurazioni	27	14	92,9%
- altri	2.474	2.131	16,1%
3. Attività deteriorate:	**260**	**280**	**-7,1%**
a) Governi			
b) Altri Enti pubblici			
c) Altri soggetti	260	280	-7,1%
- imprese non finanziarie	203	226	-10,2%
- imprese finanziarie	1	1	0,0%
- assicurazioni			
- altri	56	53	5,7%
4. Attività cedute non cancellate:			
a) Governi			
b) Altri Enti pubblici			
c) Altri soggetti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
Totale	**10.150**	**8.828**	**15,0%**

Sezione 8- Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

	31 dicembre 2006						31 dicembre 2005	variazioni %
Tipologie derivati / Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	**Totale**	**Totale**	
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	4					4	42	-90,5%
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati	4					4	42	-90,5%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**4**					**4**	**42**	**-90,5%**
Totale (A+B)	**4**					**4**	**42**	**-90,5%**

La rilevante diminuzione dei derivati di copertura è dovuta principalmente all'andamento dei tassi swap, notevolmente incrementati nel corso del 2006; tale incremento si sostanzia in un impatto negativo sul *fair value* in quanto le operazioni di copertura stipulate prevedono il pagamento del tasso variabile sulla "gamba pay" e l'incasso del tasso fisso sulla "gamba receive".

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	4			x		x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	4							

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate, controllate in modo congiunto o sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Quota di partecipazione %	Disponibilità voti %
A. Imprese controllate in via esclusiva			
1. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	73,570	
2. Cassa di Risparmio della Spezia S.p.A.	La Spezia	68,093	
3. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	60,000	
4. Cassa di Risparmio di Pistoia e Pescia S.p.A. *	Pistoia	53,096	0,000%*
5. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (Roma)	51,000	
6. Infogroup S.p.A.	Firenze	94,000	
7. Centrovita Assicurazioni S.p.A.	Firenze	43,000	
8. Perseo Finance S.r.l.	Conegliano (TV)	60,000	
9. Citylife S.p.A.	Firenze	60,000	
10. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	80,000	
11. CR Firenze Mutui S.r.l.	Conegliano (TV)	10,000	
12. Immobiliare Nuova Sede S.r.l.	Firenze	100,000	
13. Tebe Tours S.p.A.	Mirandola (MO)	100,000	
14. Banca C.R. Firenze Romania S.A.	Bucarest (RO)	56,227	
B. Imprese controllate in modo congiunto			
15. Soprarno SGR S.p.A.	Firenze	50,000	
16. Findomestic Banca S.p.A.	Firenze	47,170	
C. Imprese sottoposte ad influenza notevole			
17. Centro Leasing Banca S.p.A.	Firenze	33,920	
18. Centro Factoring S.p.A.	Firenze	41,767	

* Si tratta di azioni di risparmio non aventi diritto di voto nell'Assemblea ordinaria.

10.2 Partecipazioni in società controllate, controllate in modo congiunto o sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo (1)	Ricavi totali (2)	Utile (Perdita)	Patrimonio netto (3)	Valore di bilancio	Fair value (4)
A. Imprese controllate in via esclusiva						
1. Cassa di Risparmio di Orvieto S.p.A.	646	45	5	47	74	
2. Cassa di Risparmio della Spezia S.p.A.	1.912	117	15	191	241	
3. Cassa di Risparmio di Pistoia e Pescia S.p.A. (5)	2.619	159	21	253	183	
4. Cassa di Risparmio di Civitavecchia S.p.A.	834	52	7	77	50	
5. Infogroup .	50	81	3	10	2	
6. Centrovita Assicurazioni S.p.A.	2.788	723	16	63	16	
7. Perseo Finance S.r.l						
8. Citylife S.p.A.	1	1		1		
9. CR Firenze Gestion Internationale S.A.	34	69	19	21		
10. CR Firenze Mutui S.r.l						
11. Immobiliare Nuova Sede S.r.l	42	10		13	19	
12. Tebe Tours S.p.A.						
13. Banca CR Firenze Romania S.A.	73	7		15	31	
B. Imprese controllate in modo congiunto						
14. Soprarno SGR S.p.A.	2			2	1	
15. Findomestic Banca S.p.A.	10.184	959	106	734	220	
C. Imprese sottoposte ad influenza notevole						
16. Centro Leasing Banca S.p.A.	3.382	210	6	170	52	
17. Centro Factoring S.p.A.	1.004	57	5	53	15	
Totale	**23.571**	**2.490**	**203**	**1.650**	**904**	

Laddove non è indicato alcun valore l'importo risulta essere inferiore al milione di euro.

(1) I dati contabili sono desunti dai bilanci al 31 dicembre 2006 approvati dai rispettivi Consigli di Amministrazione.

(2) I ricavi totali indicano l'importo complessivo delle componenti reddituali che presentano segno positivo al lordo delle imposte.

(3) Il patrimonio netto include l'utile dell'esercizio.

(4) Il *fair value* non è indicato in quanto non vi sono società sottoposte ad influenza notevole quotate in borsa.

(5) Il valore di bilancio di tale partecipazione include un importo, pari a 14,1 milioni di euro, relativo a n. 21.208.400 azioni di risparmio.

10.3 Partecipazioni: variazioni annue

	31 dicembre 2006	31 dicembre 2005
A. Esistenze iniziali	**1.006**	**943**
B. Aumenti	53	65
B.1 Acquisti	53	46
B.2 Riprese di valore		
B.3 Rivalutazioni		
B.4 Altre variazioni		19
C. Diminuzioni	(155)	(2)
C.1 Vendite	(13)	
C.2 Rettifiche di valore		(2)
C.3 Altre variazioni	(142)	
D. Rimanenze finali	**904**	**1.006**
E. Rivalutazioni totali		
F. Rettifiche totali	14	14

Gli acquisti di cui alla voce B.1 riguardano principalmente l'acquisto della partecipazione in Banca C.R. Firenze Romania, per un importo pari a 30,6 milioni di euro, nonchè l'ulteriore quota acquisita in Centro Leasing Banca S.p.A. per un importo pari a 21,2 milioni di euro.
Le vendite di cui alla voce C.1 riguardano la partecipazione in Centro Leasing Banca S.p.A per 10,8 milioni di euro e la cessione della società di riscossione tributi Cerit S.p.A. per 2,6 milioni di euro.
Le altre variazioni di cui alla voce C.3 riguardano esclusivamente la partecipazione in CR Mirandola, la quale è stata oggetto di fusione per incorporazione con effetto 1° gennaio 2006.

Sezione 11 - Attività materiali - Voce 110

11.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività ad uso funzionale			
1.1 di proprietà	**198**	**198**	**0,0%**
a) terreni	59	57	3,5%
b) fabbricati	117	122	-4,1%
c) mobili	10	8	25,0%
d) impianti elettronici	4	4	0,0%
e) altre	8	7	14,3%
1.2 acquisite in locazione finanziaria	**3**	**3**	**0,0%**
a) terreni	1	1	0,0%
b) fabbricati	2	2	0,0%
c) mobili			
d) impianti elettronici			
e) altre			
Totale A	**201**	**201**	**0,0%**
B. Attività detenute a scopo di investimento			
2.1 di proprietà			
a) terreni			
b) fabbricati			
2.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
Totale B			
Totale (A+B)	**201**	**201**	**0,0%**

11.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate

Attività/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività ad uso funzionale			
1.1 di proprietà			
a) terreni			
b) fabbricati			
c) mobili			
d) impianti elettronici			
e) altre			
1.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
c) mobili			
d) impianti elettronici			
e) altre			
Totale A			
B. Attività detenute a scopo di investimento			
2.1 di proprietà	**51**	**50**	**2,0%**
a) terreni	15	15	0,0%
b) fabbricati	36	35	2,9%
2.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
Totale B	**51**	**50**	**2,0%**
Totale (A+B)	**51**	**50**	**2,0%**

11.3 Attività materiali ad uso funzionale: variazioni annue

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	Totale
A. Esistenze iniziali lorde	58	216	16	9	22	321
A.1 Riduzioni di valore totali nette		92	8	5	15	120
A.2 Esistenze iniziali nette	58	124	8	4	7	201
B. Aumenti:						
B.1 Acquisti			2	1	3	6
B.2 Spese per migliorie capitalizzate						
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento						
B.7 Altre variazioni	3	6	1	1	1	12
C. Diminuzioni:						
C.1 Vendite	(1)	(1)				(2)
C.2 Ammortamenti		(6)	(1)	(2)	(3)	(12)
C.3 Rettifiche di valore da deterioramento imputate a						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a:						
a) attività materiali detenute a scopo di investimento						
b) attività in via di dismissione	*(1)*	*(3)*				*(4)*
C.7 Altre variazioni						
D. Rimanenze finali nette	59	120	10	4	8	201
D.1 Riduzioni di valore totali nette		98	8	5	13	124
D.2 Rimanenze finali lorde	59	218	18	9	21	325
E. Valutazione al costo						

Le voce B.7 "Altre variazioni" è pressochè interamente dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

Le voce C.6 b) "Trasferimenti a: attività in via di dismissioni" è interamente dovuta all'operazione di cessione di ramo d'azienda effettuata il 1° gennaio 2007 nei confronti della Cassa di Risparmio della Spezia S.p.A.

11.4 Attività materiali detenute a scopo di investimento: variazioni annue

	31 dicembre 2006	
	Terreni	Fabbricati
A. Esistenze iniziali	15	35
B. Aumenti	1	2
B.1 Acquisti		
B.2 Spese per migliorie capitalizzate		
B.3 Variazioni positive nette di fair value	1	1
B.4 Riprese di valore		
B.5 Differenze di cambio positive		
B.6 Trasferimenti da immobili ad uso funzionale		
B.7 Altre variazioni		1
C. Diminuzioni	(1)	(1)
C.1 Vendite	(1)	(1)
C.2 Ammortamenti		
C.3 Variazioni negative nette di fair value		
C.4 Rettifiche di valore da deterioramento		
C.5 Differenze di cambio negative		
C.6 Trasferimenti ad altri portafogli di attività		
a) immobili ad uso funzionale		
b) attività non correnti in via di dismissione		
C.7 Altre variazioni		
D. Rimanenze finali	15	36
E. Valutazione al fair value		

Le voce B.7 "Altre variazioni" è pressochè interamente dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

Sezione 12 - Attività immateriali - Voce 120

12.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	31 dicembre 2006		31 dicembre 2005		variazioni %	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	x	87	x	11		691%
A.2 Altre attività immateriali						
A.2.1 Attività valutate al costo:						
a) Attività immateriali generate internamente						
b) Altre attività	11		15		-27%	
A.2.2 Attività valutate al fair value:						
a) Attività immateriali generate internamente						
b) Altre attività						
Totale	**11**	**87**	**15**	**11**	**-27%**	**691%**

L'avviamento si riferisce pressoché interamente all'acquisizione della filiale di Bologna dall'ex Banco di Napoli S.p.A. ed all'incorporazione della Cassa di Risparmio di Mirandola S.p.A., per importi rispettivamente pari a 11 milioni di euro e 76 milioni di euro.

L'incremento della voce A.1 "Avviamento" è interamente dovuto all'importo iscritto a seguito della fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

12.2 Attività immateriali: variazioni annue

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		Totale
		Lim	Illim	Lim	Illim	
A. Esistenze iniziali	11			64		75
A.1 Riduzioni di valore totali nette				49		49
A.2 Esistenze iniziali nette	11			15		26
B. Aumenti	76			9		85
B.1 Acquisti	76			9		85
B.2 Incrementi di attività immateriali interne	x					
B.3 Riprese di valore	x					
B.4 Variazioni positive di fair value:						
- a patrimonio netto	x					
- a conto economico	x					
B.5 Differenze di cambio positive						
B.6 Altre variazioni						
C. Diminuzioni				13		13
C.1 Vendite						
C.2 Rettifiche di valore				13		13
- Ammortamenti	x			13		13
- Svalutazioni:						
+ patrimonio netto	x					
+ conto economico						
C.3 Variazioni negative di fair value:						
- a patrimonio netto	x					
- a conto economico	x					
C.4 Trasferimenti alle attività non correnti in via di dismissione						
C.5 Differenze di cambio negative						
C.6 Altre variazioni						
D. Rimanenze finali nette	87			11		98
D.1 Rettifiche di valore totali nette				62		62
E. Rimanenze finali lorde	87			73		160
F. Valutazione al costo						

Legenda
Lim: a durata limitata
Illim: a durata illimitata

Sezione 13 - Le attività fiscali e le passività fiscali - Voce 130 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale della Banca e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRES e IRAP, che a livello di sistema risultano rispettivamente pari al 33% e al 4,25%.

A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale.

Si precisa che la voce "Capitale" include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 117,5 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

13.1 Attività per imposte anticipate: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti	24	18	33,3%
Titoli		3	-100,0%
Fondi per rischi ed oneri	24	17	41,2%
Fondo di quiescienza per il personale	7	7	0,0%
Fondo TFR	6	7	-14,3%
Avviamento	1	1	0,0%
Altro	2	1	100,0%
Totale	**64**	**54**	**18,5%**

13.2 Passività per imposte differite: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti		3	-100,0%
Titoli	4	11	-63,6%
Avviamento	1	1	0,0%
Immobili	3	3	0,0%
Altro	3	1	200,0%
Totale	**11**	**19**	**-42,1%**

13.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**54**	**51**
2. Aumenti	**41**	**24**
2.1 Imposte anticipate rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) riprese di valore		
d) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	38	24
2.3 Altri aumenti	3	
3. Diminuzioni	**(31)**	**(21)**
3.1 Imposte anticipate annullate nell'esercizio		
a) rigiri	(31)	(21)
b) svalutazioni per sopravvenuta irrecuperabilità		
c) mutamento di criteri contabili		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	**64**	**54**

La voce 2.2 "Nuove imposte o incrementi di aliquote fiscali" è principalmente dovuta a rettifiche di valore su crediti e ad accantonamenti per rischi ed oneri eccedenti rispetto a quanto consentito dalla normativa fiscale vigente.

La voce 2.3 "Altri aumenti" è interamente riconducibile alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

13.4 Variazioni delle imposte differite (in contropartita del conto economico)

	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**11**	**15**
2. Aumenti	**4**	**5**
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		5
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	3	
2.3 Altri aumenti	1	
3. Diminuzioni	**(7)**	**(9)**
3.1 Imposte differite annullate nell'esercizio		
a) rigiri	(7)	(9)
b) dovute al mutamento di criteri contabili		
c) altre		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	**8**	**11**

La voce 2.3 "Altri aumenti" è interamente riconducibile alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

13.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**8**	**28**
2. Aumenti		**7**
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali		7
2.3 Altri aumenti		
3. Diminuzioni	**(5)**	**(27)**
3.1 Imposte differite annullate nell'esercizio		
a) rigiri	(5)	(27)
b) dovute al mutamento di criteri contabili		
c) altre		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	**3**	**8**

13.7 Altre Informazioni

Informazioni relative alla fiscalità corrente

La voce 130 a)"Attività fiscali correnti" è così costituita:

	31 dicembre 2006	31 dicembre 2005	variazioni %
Acconti per imposte dirette dell'esercizio in corso	51	36	41,7%
Acconti per imposte IRES relativi al Consolidato Fiscale Nazi	27	21	28,6%
Acconti per imposte indirette	16	12	33,3%
Crediti d'imposta in conto interessi	3	4	-25,0%
Crediti d'imposta in conto capitale	7	7	0,0%
Crediti d'imposta per anticipi sul trattamento di fine rapporto	2	4	-50,0%
Altri crediti d'imposta	1	2	-50,0%
Totale	**107**	**86**	**24,4%**

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti dalla Banca per conto delle società aderenti al Consolidato Fiscale Nazionale, istituto giuridico disciplinato dagli articoli 117 e seguenti del D.P.R. n. 917/1986.

Nel corso del 2006 la voce 80 a) "Passività fiscali correnti" ha registrato le seguenti movimentazioni

Saldo iniziale	**80**
Incrementi	**106**
Accertamenti per imposte correnti con imputazione a conto economico	70
Accertamenti per imposte correnti con imputazione a patrimonio netto	2
Variazione per imposte correnti derivanti dal Consolidato Fiscale Nazionale	34
Decrementi	**(78)**
Pagamenti delle imposte sul reddito dell'esercizio precedente	(51)
Pagamento delle imposte correnti derivanti dal Consolidato Fiscale Nazionale	(27)
Saldo finale	**108**

Informazioni relative alle agevolazioni ai sensi della "Legge Ciampi"

Per quanto riguarda le operazioni di retrocessione di cespiti non strumentali agli Enti conferenti di cui agli articoli 14, 16 e 17 della "Legge Ciampi", nel corso dell'anno 2005 la Banca aveva ricevuto un'ispezione da parte dell'Agenzia delle Entrate della Direzione Regionale Toscana, effettuata su mandato della Direzione Centrale Accertamento ("DCA") e finalizzata alla verifica della corretta restituzione dell'importo effettivamente "risparmiato" usufruendo delle relative agevolazioni; al termine della suddetta ispezione erano state ritenute riconducibili a tali agevolazioni le operazioni di retrocessione delle opere d'arte all'Ente Cassa di Risparmio di Firenze ("Ente") avvenute nell'anno 2000 e sempre considerate fuori campo IVA sulla scorta di plurimi pareri rilasciati dai nostri consulenti. In data 12 dicembre 2005 la DCA aveva pertanto inviato una lettera richiedendo alla Banca, a conclusione dell'attività di recupero delle agevolazioni sopra indicate, il versamento dell'IVA non applicata in occasione delle operazioni di retrocessione effettuate si sensi della "Legge Ciampi", inclusivo di sanzioni ed interessi; successivamente, con lettera inviata dalla DCA in data 11 maggio 2006, è stata peraltro "abbandonata ogni pretesa erariale nei confronti della Banca CR Firenze", a seguito delle precisazioni fornite in proposito dalla Commissione Europea con nota D/51213 del 9 febbraio 2006.

Sezione 14 - Attività non correnti e gruppi di attività in via di dismissione e passività associate - Voce 140 dell'attivo e Voce 90 del passivo

14.1 Attività non correnti e gruppi di attività in via di dismissione: composizione per tipologia di attività

	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Singole attività			
A.1 Partecipazioni			
A.2 Attività materiali			
A.3 Attività immateriali			
A.4 Altre attività non correnti			
Totale A			
B. Gruppi di attività (unità operative dismesse)			
B.1 Attività finanziarie detenute per la negoziazione			
B.2 Attività finanziarie valutate al fair value			
B.3 Attività finanziarie disponibili per la vendita			
B.4 Attività finanziarie detenute sino alla scadenza			
B.5 Crediti verso banche			
B.6 Crediti verso clientela	150		100%
B.7 Partecipazioni			
B.8 Attività materiali	4		100%
B.9 Attività immateriali			
B.10 Altre attività			
Totale B	**154**		**100%**
C. Passività associate ad attività non correnti in via di dismissione			
C.1 Debiti			
C.2 Titoli			
C.3 Altre passività			
Totale C			
D. Passività associate a gruppi di attività in via di dismissione			
D.1 Debiti verso banche	30		100%
D.2 Debiti verso clientela	112		100%
D.3 Titoli in circolazione	5		100%
D.4 Passività finanziarie di negoziazione			
D.5 Passività finanziarie valutate al fair value			
D.6 Fondi			
D.7 Altre passività	2		100%
Totale D	**149**		**100%**

La presente sezione accoglie i gruppi di attività e le passività riconducibli alla cessione di 10 filiali alla Cassa di Risparmio della Spezia S.p.A., avvenuta in data 1° gennaio 2007.

Al 31 dicembre 2005 non erano presenti attività e/o passività non correnti in corso di dismissione.

Sezione 15 - Altre attività - Voce 150

15.1 Altre attività: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	34	27	25,9%
Assegni di terzi in giacenza presso la cassa	44	40	10,0%
Assegni tratti sull'azienda in giacenza presso la cassa	1	1	0,0%
Partite viaggianti tra filiali	71	42	69,0%
Ratei attivi non riconducibili a voce propria	4		100,0%
Risconti attivi non riconducibili a voce propria	5	3	66,7%
Altre	96	77	24,7%
Totale	**255**	**190**	**34,2%**

Al 31 dicembre 2006 la voce "Altre" include accertamenti di bilancio per 35,7 milioni di euro e partite non imputabili ad altre voci per 28,3 milioni di euro.

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Debiti verso Banche Centrali	**70**	**90**	**-22,2%**
2. Debiti verso banche	**959**	**1.101**	**-12,9%**
2.1 Conti correnti e depositi liberi	363	317	14,5%
2.2 Depositi vincolati	243	490	-50,4%
2.3 Finanziamenti	131	87	50,6%
2.3.1 locazione finanziaria			
2.3.2 altri	131	87	50,6%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali			
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	222	207	7,2%
2.5.1 pronti contro termine passivi	222	207	7,2%
2.5.2 altre			
2.6 Altri debiti			
Totale	**1.029**	**1.191**	**-13,6%**
Fair value	**1.029**	**1.191**	**-13,6%**

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti e depositi liberi	7.162	6.352	12,8%
2. Depositi vincolati	1	2	-50,0%
3. Fondi di terzi in amministrazione		1	-100,0%
4. Finanziamenti	2	3	-33,3%
4.1 locazione finanziaria	2	2	0,0%
4.2 altri		1	-100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali			
6. Passività a fronte di attività cedute non cancellate dal bilancio	736	580	26,9%
6.1 pronti contro termine passivi	736	580	26,9%
6.2 altre			
7. Altri debiti	125	90	38,9%
Totale	**8.026**	**7.028**	**14,2%**
Fair value	**8.026**	**7.028**	**14,2%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Valori	31 dicembre 2006		31 dicembre 2005		variazioni %	
	Valore di bilancio	Fair value	Valore di bilancio	Fair value	Valore di bilancio	Fair value
A. Titoli quotati						
1. Obbligazioni						
1.1 strutturate						
1.2 altre						
2. Altri titoli						
2.1 strutturati						
2.2 altri						
B. Titoli non quotati	**4.144**	**4.114**	**3.617**	**3.637**	**14,6%**	**13,1%**
1. Obbligazioni	4 010	3.980	3.477	3.497	15,3%	13,8%
1.1 strutturate	*225*	*225*	*425*	*425*	*-47,1%*	*-47,1%*
1.2 altre	*3.785*	*3.755*	*3.052*	*3.072*	*24,0%*	*22,2%*
2. Altri titoli	134	134	140	140	-4,3%	-4,3%
2.1 strutturati						
2.2 altri	*134*	*134*	*140*	*140*	*-4,3%*	*-4,3%*
Totale	**4.144**	**4.114**	**3.617**	**3.637**	**14,6%**	**13,1%**

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

	valore nominale	valore computabile nel patrimonio di vigilanza	Società emittente	data di emissione	data di scadenza	tasso d'interesse contrattuale
Prestito obbligazionario subordinato di secondo livello	145	58	Banca CR Firenze S.p.A.	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
Prestito obbligazionario subordinato di secondo livello	78	16	Banca CR Firenze S.p.A.	giu-01	giu-08	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-02	giu-12	Euribor a 6 mesi + 1,40%
Prestito obbligazionario subordinato di secondo livello	50	20	Banca CR Firenze S.p.A.	lug-02	lug-09	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	30	24	Banca CR Firenze S.p.A.	feb-03	feb-10	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	dic-03	dic-13	Euribor a 6 mesi + 0,95%
Prestito obbligazionario subordinato di secondo livello	23	23	Banca CR Firenze S.p.A.	feb-04	feb-11	Euribor a 3 mesi + 0,30%
Prestito obbligazionario subordinato di secondo livello	40	24	Banca CR Firenze S.p.A.	lug-04	lug-11	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	150	150	Banca CR Firenze S.p.A.	dic-04	dic-14	Euribor a 6 mesi + 40 b p
Prestito obbligazionario subordinato di secondo livello	16	16	Banca CR Firenze S.p.A.	mag-05	mag-15	Euribor a 3 mesi + 0,45%
Prestito obbligazionario subordinato di secondo livello	85	85	Banca CR Firenze S.p.A.	mag-06	mag-13	Euribor a 6 mesi
Prestito obbligazionario subordinato di terzo livello	60	-	Banca CR Firenze S.p.A.	dic-06	dic-09	Euribor a 3 mesi + 0,25%
Totale Titoli subordinati	**1.077**	**816**				

Si precisa che per nessuno dei titoli subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

3.3 Titoli in circolazione: titoli oggetto di copertura specifica

	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli oggetto di copertura specifica del fair value:			
a) rischio di tasso di interesse	1.466	1.284	14,2%
b) rischio di cambio			
c) più rischi			
2. Titoli oggetto di copertura specifica dei flussi finanziari:			
a) rischio di tasso di interesse			
b) rischio di cambio			
c) altro			

I titoli oggetto di copertura al *fair value* sono rappresentati dalle obbligazioni strutturate e dalle obbligazioni lineari a tasso fisso.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli /Valori	31 dicembre 2006				31 dicembre 2005			
	Valore nominale o nozionale	Fair value		Fair value *	Valore nominale o nozionale	Fair value		Fair value *
		quotati	non quotati			quotati	non quotati	
A. Passività per cassa								
1. Debiti verso banche								
2. Debiti verso clientela								
3. Titoli di debito								
3.1 Obbligazioni								
3.1.1 Strutturate				x				x
3.1.2 Altre obbligazioni				x				x
3.2 Altri titoli								
3.2.1 Strutturati				x				x
3.2.2 Altri				x				x
Totale A								
B. Strumenti derivati	x			x	x			x
1. Derivati finanziari			50				36	
1.1 Di negoziazione	x		30	x	x		28	x
1.2 Connessi con la fair value option	x			x	x			x
1.3 Altri	x		20	x	x		8	x
2. Derivati creditizi								
2.1 Di negoziazione	x			x	x			x
2.2 Connessi con la fair value option	x			x	x			x
2.3 Altri	x			x	x			x
Totale B	x		50	x	x		36	x
Totale (A+B)	x		50	x	x		36	x

* fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione

4.4 Passività finanziarie di negoziazione: strumenti derivati

Tipologie derivati/attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Derivati quotati								
1. Derivati finanziari:								
• Con scambio di capitale								
- opzioni emesse								
- altri derivati								
• Senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2. Derivati creditizi:								
• Con scambio di capitale								
• Senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1. Derivati finanziari:	*29*	*1*	*17*		*3*	***50***	***36***	**38,9%**
• Con scambio di capitale		1				1	1	**0,0%**
- opzioni emesse		1				1	1	**0,0%**
- altri derivati								
• Senza scambio di capitale	29		17		3	49	35	**40,0%**
- opzioni emesse			17			17	7	**142,9%**
- altri derivati	29				3	32	28	**14,3%**
2. Derivati creditizi:								
• Con scambio di capitale								
• Senza scambio di capitale								
Totale B	**29**	**1**	**17**		**3**	**50**	**36**	**38,9%**
Totale (A+B)	**29**	**1**	**17**		**3**	**50**	**36**	**38,9%**

Sezione 6- Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati / Attività sottostanti	31 dicembre 2006 Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	31 dicembre 2005 Totale	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale	27					27	13	107,7%
- opzioni emesse								
- altri derivati	27					27	13	107,7%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	27					27	13	107,7%
Totale (A+B)	27					27	13	107,7%

Relativamente alle variazioni che hanno interessato i derivati di copertura si rimanda a quanto riportato in calce alla tabella 8.1 della Sezione 8 dell'Attivo della presente nota integrativa.

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura

Operazioni/Tipo di copertura	Fair Value						Flussi di cassa	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	27					x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	27							

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 13 dell'attivo.

Sezione 9 - Passività associate ad attività in via di dismissione - Voce 90

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
Debiti tributari verso l'erario e per Consolidato Fiscale Nazionale	43	47	-8,5%
Somme a disposizione della clientela	44	24	83,3%
Altri debiti verso il personale	29	15	93,3%
Partite viaggianti tra filiali	65	32	103,1%
Partite in corso di lavorazione	45	28	60,7%
Ratei passivi non riconducibili a voce propria	4		100,0%
Risconti passivi non riconducibili a voce propria	2	2	0,0%
Debiti a fronte del deterioramento di crediti	5	3	66,7%
Altre	285	271	5,2%
Totale	**522**	**422**	**23,7%**

Al 31 dicembre 2006 la voce "Altre" include bonifici su base monetaria in attesa di regolamento per 132,4 milioni di euro, debiti verso fornitori per 38,8 milioni di euro, partite diverse presso le dipendenze per 18,6 milioni di euro ed accertamenti di bilancio per 10,2 milioni di euro.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	31 dicembre 2006	31 dicembre 2005
A. Esistenze iniziali	**141**	**137**
B. Aumenti	**14**	**17**
B.1 Accantonamento dell'esercizio	10	16
B.2 Altre variazioni in aumento	4	1
C. Diminuzioni	**25**	**13**
C.1 Liquidazioni effettuate	23	13
C.2 Altre variazioni in diminuzione	2	
D. Rimanenze finali	**130**	**141**

Al 31 dicembre 2006 la voce B.2 "Altre variazioni in aumento" è riferita al recepimento dei valori relativi alla Cassa di Risparmio di Mirandola S.p.A., incorporata con effetti contabili dal 1° gennaio 2006.

Il rilevante aumento della voce C.1 "Liquidazioni effettuate" è dovuto all'elevato numero di dipendenti collocati in quiescienza nell'anno 2006.

La voce C.2 "Altre variazioni in diminuzione" si riferisce principalmente alla quota di trattamento di fine rapporto relativa ai dipendenti trasferiti alla Cassa di Risparmio della Spezia S.p.A. nell'ambito della cessione di ramo d'azienda effettuata con decorrenza 1° gennaio 2007.

11.2 Altre informazioni

Si precisa che al 31 dicembre 2006 l'importo del trattamento di fine rapporto determinato secondo i vigenti contratti di lavoro e normative civilistiche ammonta a 111,9 milioni di euro, rispetto a 118,4 milioni di euro risultanti alla fine dell'esercizio precedente.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1 Fondi di quiescenza aziendali	143	138	3,6%
2. Altri fondi per rischi ed oneri	54	41	31,7%
2.1 controversie legali	*18*	*14*	*28,6%*
2.2 oneri per il personale	*19*	*11*	*72,7%*
2.3 altri	*17*	*16*	*6,3%*
Totale	**197**	**179**	**10,1%**

I Fondi di quiescenza aziendali sono relativi a:

1) Fondo integrativo pensionistico del personale della Banca, costituito in base agli accordi sindacali del 21 maggio 1985 e del 5 novembre 1998, che prevedono l'esistenza di:

- un Fondo a prestazione definita in aggiunta all'Assicurazione Generale Obbligatoria ("AGO") od al Fondo di Previdenza "ex esonerato", per i dipendenti assunti prima del 27 aprile 1993;
- un Fondo a contribuzione definita, per i dipendenti assunti dopo il 27 aprile 1993;

2) Fondo integrativo pensionistico della Cassa di Risparmio di Mirandola S.p.A, incorporata con effetti contabili dal 1° gennaio 2006. L'importo relativo a tale fondo, pari a circa 3 milioni di euro, corrisponde al 100% del valore calcolato ai sensi dello IAS 19, come illustrato nella successiva Sezione 12.3.1.

Si precisa inoltre che tra i fondi di quiescenza aziendali è ricompreso un fondo di importo non significativo costituito per far fronte alla corresponsione di integrazioni di pensioni agli ex dipendenti iscritti alla Cassa Pensione Dipendenti Enti Locali (CPDEL), facenti carico alla Banca in base ad accordi sindacali.

Per quando riguarda il Fondo integrativo pensionistico del personale della Banca ("FIP") si ricorda che nell'anno 1999, in base all'accordo del 5 novembre 1998, è stato costituito il Patrimonio di destinazione del FIP ai sensi dell'articolo 2117 c.c., tramite il conferimento di valori mobiliari amministrati da un Comitato Referente appositamente nominato; di conseguenza, al presente bilancio è stato allegato il Rendiconto patrimoniale ed economico annuale del suddetto FIP, nel quale sono riportate anche le informazioni relative alla cosiddetta "aliquota di equilibrio" stabilita dagli accordi sindacali attualmente in vigore.

Si ricorda inoltre che ai sensi dell'ultimo comma dell'articolo 2 dello Statuto del Fondo di Previdenza "ex esonerato", Banca CR Firenze S.p.A. è solidalmente responsabile verso gli iscritti, i pensionati ed i terzi per le obbligazioni statutarie di tale Fondo; considerando l'attuale situazione di equilibrio tra obbligazioni e patrimonio in cui si trova il suddetto Fondo, come risulta dal relativo bilancio tecnico attuariale, non si prevede la necessità di un intervento da parte della Banca.

Per effetto della Legge n. 218/1990 e del Decreto Legislativo n. 357/1990, a decorrere dal 1° gennaio 1991 tutto il personale è iscritto all'AGO presso l'INPS, che eroga le pensioni anche ai dipendenti cessati dal servizio anteriormente a tale data. Banca CR Firenze S.p.A. è tenuta a garantire per venti anni l'equilibrio finanziario della gestione previdenziale; i calcoli attuariali effettuati da un attuario esterno con riferimento alla data del 1° gennaio 2006 evidenziano peraltro che la gestione della previdenza del personale non produrrà deficit per l'INPS.

La voce 2.3 "altri" si riferisce principalmente agli importi stanziati a fronte di revocatorie e del piano di fidelizzazione dei promotori finanziari.

12.2 Fondi per rischi e oneri: variazioni annue

	Fondi di quiescenza	Altri fondi	**Totale**
A. Esistenze iniziali	**138**	**41**	**179**
B. Aumenti	**17**	**22**	**39**
B.1 Accantonamento dell'esercizio	8	21	29
B.2 Variazioni dovute al passare del tempo		1	1
B.3 Variazioni dovute a modifiche del tasso di sconto			
B.4 Altre variazioni in aumento	9		9
C. Diminuzioni	**12**	**9**	**21**
C.1 Utilizzo nell'esercizio	9	9	18
C.2 Variazioni dovute a modifiche del tasso di sconto			
C.3 Altre variazioni in diminuzione	3		3
D. Rimanenze finali	**143**	**54**	**197**

La voce B.1 "Accantonamento dell'esercizio" relativa agli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2006, determinati al netto dei recuperi avvenuti sugli stanziamenti connessi alle revocatorie su crediti cartolarizzati.

La voce B.4 "Altre variazioni" si riferisce ai rendimenti della gestione finanziaria dell'anno relativa ai "Fondi di quiescenza" ed all'apporto del fondo integrativo pemsionistico della Cassa di Riparmio di Mirandola S.p.A., incorporata con effetti contabili a partire dal 1° gennaio 2006.

12.3 Fondi di quiescenza aziendali a prestazione definita

Si riportano di seguito le informazioni riguardanti la voce 120, relativa ai fondi di quiescenza a prestazione definita, secondo quanto richiesto dallo IAS 19 "Benefici ai dipendenti"; in proposito si precisa che in base agli accordi sindacali vigenti tale principio risulta attualmente applicabile esclusivamente alla quota dei fondi di pertinenza della Cassa di Risparmio di Mirandola S.p.A., incorporata con effetti contabili a partire dal 1° gennaio 2006, in quanto per i fondi a prestazione definita della Banca, ancorchè valutati secondo il principio IAS 19, gli accantonamenti vengono determinati applicando il principio IAS 37, essendo contrattualmente prevista una limitazione dell'impegno a carico dell'azienda. Il rendiconto del fondo di pertinenza della Cassa di Risparmio di Mirandola S.p.A. non viene riportato negli allegati al presente bilancio in quanto le relative movimentazioni sono esclusivamente legate al pagamento delle pensioni ed all'adeguamento della riserva matematica, come descritto nella successiva Sezione 12.3.2, mentre tra i suddetti allegati viene riportato il rendiconto del FIP della Banca.

12.3.1 Illustrazione dei fondi

Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da un attuario esterno indipendente, con il "metodo dell'unità di credito proiettata" *(Projected Unit Credit Method)*. Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati", considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale; la passività attuariale deve pertanto essere quantificata sulla base delle sole anzianità maturate alla data di valutazione e la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali, etc), fino all'epoca di cessazione del rapporto di lavoro; si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati correttivi.

Il tasso di attualizzazione utilizzato per le valutazioni è determinato con riferimento al rendimento di mercato di titoli *zero coupon bonds*, in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.

Le informazioni riportate nelle Sezioni 12.3.2 e seguenti sono interamente riferite al fondo integrativo pensionistico di pertinenza della Cassa di Risparmio di Mirandola S.p.A.

12.3.2 Variazioni nell'esercizio dei fondi

Le variazioni intervenute nell'esercizio, dovute al pagamento delle pensioni ed all'adeguamento del valore delle obbligazioni a benefici definiti alla riserva matematica calcolata dall'attuario sono complessivamente di importo inferiore ad un milione di euro e pertanto non determinano alcuna variazione del valore complessivo dei suddetti fondi, che permangono pari a circa 3 milioni di euro.

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano ed altre inf

Attività a servizio del piano

La totalità delle attività a servizio del piano è costituita da liquidità.

12.3.4 Riconciliazione tra valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte in bilancio

Il valore contabile del fondo è pari all'ammontare della riserva matematica.

12.3.5 Descrizione delle principali ipotesi attuariali

a) Ipotesi demografiche

Le probabilità di morte prese come riferimento sono quelle relative alla popolazione italiana rilevate dall'ISTAT nell'anno 1992, distinte per sesso.

a) Ipotesi economiche-finanziarie

Le valutazioni sono state effettuate sulla base della seguente ipotesi dinamica:

Parametri	Ipotesi
Tasso di aumento delle pensioni del Fondo	1,25%
Tasso di aumento delle pensioni INPS	1,25%
Tasso di inflazione	2,00%
Tasso di attualizzazione	4,50%

12.3.6 Informazioni comparative

Lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e *fair value* del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi ed oneri - altri fondi

Voci/Componenti	31 dicembre 2006	31 dicembre 2005	variazioni %
Fondi per revocatorie su crediti cartolarizzati	3	6	-50,0%
Fondi per rischi e oneri diversi	32	24	33,3%
Fondi per rischi e oneri per il personale	19	11	72,7%
Totale	**54**	**41**	**31,7%**

Relativamente alle variazioni intervenute nei fondi sopra esposti si rimanda a quanto riportato in precedenza nella presente Sezione.

Sezione 14 - Patrimonio dell'impresa - Voci 130, 150, 160, 170, 180, 190 e 200

14.1 Patrimonio dell'impresa: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Capitale	827	648	27,6%
2. Sovrapprezzi di emissione	101	57	77,2%
3. Riserve	310	265	17,0%
4. (Azioni proprie)			
5. Riserve da valutazione	(12)	110	n.s.
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio	240	112	114,3%
Totale	**1.466**	**1.192**	**23,0%**

14.2 "Capitale" e "Azioni proprie": composizione

Al 31 dicembre 2006 il capitale sociale della Banca è pari ad euro 827.306.961, suddiviso in n° 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna.

Al 31 dicembre 2006 non sono presenti azioni proprie. Tuttavia, in data 26 giugno 2006 sono state acquistate n. 23.144 azioni proprie, per un controvalore di 0,1 milioni di euro, che sono state successivamente rivendute; tale acquisto è stato effettuato nell'ambito dell'operazione di fusione per incorporazione di CR Mirandola S.p.A. ed era finalizzato ad un'operazione di concambio con azioni CR Mirandola S.p.A., per le quali gli azionisti avevano esercitato il diritto di vendita all'incorporante, come previsto dall'articolo 2505-bis del Codice Civile.

Le interessenze dei principali Soci al 31 dicembre 2006 sono di seguito rappresentate.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	579.089.943	41,998%
Intesa Sanpaolo S.p.A.	256.497.774	18,602%
BNP Paribas S.A.	90.023.800	6,529%
Fondazione CR Spezia	53.996.960	3,916%
Fondazione CR Pistoia e Pescia	50.834.627	3,687%
Gruppo Banca Carige	34.566.245	2,507%
Sofibar S.p.A.	15.025.000	1,090%
Altri (mercato)	298.810.586	21,671%
	1.378.844.935	**100,000%**

14.3 Capitale - Numero azioni: variazioni annue

Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	1.137.044.988	
- interamente liberate	1.137.044.988	
- non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	**1.137.044.988**	
B. Aumenti	241.823.091	
B.1 Nuove emissioni		
- a pagamento:	90.161.819	
- operazioni di aggregazioni di imprese		
- conversione di obbligazioni		
- esercizio di warrant		
- altre	*90.161.819*	
- a titolo gratuito:	151.638.128	
- a favore dei dipendenti		
- a favore degli amministratori		
- altre	*151.638.128*	
B.2 Vendita di azioni proprie	23.144	
B.3 Altre variazioni		
C. Diminuzioni	**23.144**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	23.144	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni		
D. Azioni in circolazione: rimanenze finali	**1.378.844.935**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio	1.378.844.935	
- interamente liberate	1.378.844.935	
- non interamente liberate		

Come riportato nella Relazione sulla Gestione, nel corso dell'esercizio 2006 sono stati effettuati aumenti di capitale gratuiti e a pagamento.

14.4 Capitale: altre informazioni

I dati e le informazioni relative all'utile per azione sono riportati nella Sezione 21 della Parte C della presente nota integrativa. Le informazioni relative all'aumento di capitale sociale sono riportate nella Relazione sulla Gestione del presente bilancio.

14.5 Riserve di utili: altre informazioni

La voce "Riserve" di cui alla Sezione 14.1 comprende la riserva legale (136,2 milioni di euro), la riserva statutaria (10,5 milioni di euro), la riserva per avanzi di fusione (13,7 milioni di euro) derivante dall'incorporazione di Casse Toscane S.p.A., Credito Fondiario Toscano S.p.A. e Data Centro S.p.A., effettuate rispettivamente negli anni 1999, 2001 e 2005, la riserva speciale costituita ai sensi degli articoli 22 e 23 del Decreto Legislativo n. 153/1999 ("Legge Ciampi") per 15,3 milioni di euro ed altre riserve di utili per 134,3 milioni di euro (al netto della "Riserva FTA", pari a circa 93 milioni di euro).

Le suddette riserve sono da considerarsi interamente distribuibili.

Si precisa inoltre che nell'esercizio 2006 la Banca ha applicato l'articolo 109, comma 4, lettera b), del D.P.R. n. 917/1986, che consente la deducibilità delle rettifiche di valore e degli accantonamenti non imputati a conto economico; in caso di distribuzione di tutte le riserve di utili risulterebbe pertanto imponibile un importo pari a circa 4,6 milioni di euro.

14.7 Riserve da valutazione: composizione

Voci/Componenti	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	(12)	42	n.s.
2. Attività materiali			
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari			
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione		68	-100,0%
Totale	(12)	110	n.s.

Il decremento della voce "Attività finanziarie disponibili per la vendita" è principalmente dovuto al rigiro a conto economico della riserva positiva a seguito della cessione della interessenza in Sanpaolo Imi S.p.A., mentre il decremento della voce "Leggi speciali di rivalutazione" è interamente legato all'aumento gratuito del capitale sociale effettuato nell'esercizio 2006.

14.8 Riserve da valutazione: variazioni annue

	Attività finanziarie disponibili per la vendita	Attività materiali	Attività immateriali	Copertura di investimenti esteri	Copertura dei flussi finanziari	Differenze di cambio	Attività non correnti in via di dismissione	Leggi speciali di rivalutazione
A. Esistenze iniziali	42							68
B. Aumenti								
B1. Incrementi di fair value	22							
B2. Altre variazioni	4							
C. Diminuzioni								
C1. Riduzioni di fair value	(6)							
C2. Altre variazioni	(74)							(68)
D. Rimanenze finali	(12)							

La voce C.2 "Altre variazioni", colonna "Leggi speciali di rivalutazione", include l'utilizzo integrale della riserva di rivalutazione effettuato ai fini dell'aumento gratuito di capitale realizzato nell'esercizio 2006.

14.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/Valori	31 dicembre 2006		31 dicembre 2005		variazioni %	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	5	(2)	3	(3)	66,7%	-33,3%
2. Titoli di capitale	12	(29)	68	(28)	-82,4%	3,6%
3. Quote di O.I.C.R.	4	(2)	2		100,0%	100,0%
4. Finanziamenti						
Totale	21	(33)	73	(31)	-71,2%	6,5%

Le principali variazioni intervenute nelle voci sopra esposte sono illustrate nelle Sezioni 14.7 e 14.8.

14.10 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	**Totale**
1. Esistenze iniziali		**40**	**2**		**42**
2. Variazioni positive					
2.1 Incrementi di fair value	5	13	4		22
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo	1				1
2.3 Altre variazioni		3			3
3. Variazioni negative					
3.1 Riduzioni di fair value	(1)	(3)	(2)		(6)
3.2 Rigiro a conto economico da riserve positive: da realizzo	(1)	(70)	(1)		(72)
3.3 Altre variazioni	(1)		(1)		(2)
4. Rimanenze finali	**3**	**(17)**	**2**		**(12)**

La voce 3.2 "Rigiro a conto economico di riserve positive: da realizzo" è prevalentemente dovuta alla cessione delle interessenze in Sanpaolo IMI S.p.A., SI Holding S.p.A., Parmalat S.p.A. e Fondiaria-SAI S.p.A.

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Garanzie rilasciate di natura finanziaria			
a) Banche	13	33	-60,6%
b) Clientela	470	552	-14,9%
2) Garanzie rilasciate di natura commerciale			
a) Banche	28	23	21,7%
b) Clientela	192	144	33,3%
3) Impegni irrevocabili a erogare fondi			
a) Banche			
i) a utilizzo certo	316	377	-16,2%
ii) a utilizzo incerto	17	17	0,0%
b) Clientela			
i) a utilizzo certo	167	234	-28,6%
ii) a utilizzo incerto	62	364	-83,0%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	6	7	-14,3%
5) Attività costituite in garanzia di obbligazioni di terzi			
6) Altri impegni	23	49	-53,1%
Totale	**1.294**	**1.800**	**-28,1%**

La rilevante diminuzione della voce 3) b deriva dal minor ammontare degli impegni relativi ai mutui e conti correnti ipotecari determinati, laddove applicabile, sulla base degli stati di avanzamento lavori.

La voce 4) "Impegni sottostanti ai derivati su crediti: vendite di protezione" si riferisce alle garanzie finanziarie rilasciate che non hanno i requisiti per essere incluse tra i derivati su crediti in base ai principi IAS/IFRS.

2. Attività costituite a garanzia di proprie passività e impegni

Portafogli	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie detenute per la negoziazione			
2. Attività finanziarie valutate al fair value			
3. Attività finanziarie disponibili per la vendita	1.144	969	18,1%
4. Attività finanziarie detenute sino alla scadenza			
5. Crediti verso banche			
6. Crediti verso clientela			
7. Attività materiali			

La voce 3 "Attività finanziarie disponibili per la vendita" è pressochè interamente costituita da titoli a garanzia di operazioni di "pronti contro termine" di raccolta.

3. Informazioni sul leasing operativo

Gli ammontari dei canoni relativi alle operazioni in essere alla data di chiusura dell'esercizio non sono da ritenersi rilevanti.

4. Gestione e intermediazione per conto terzi

Tipologia servizi	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Negoziazione di strumenti finanziari per conto di terzi			
a) Acquisti			
1. regolati			
2. non regolati			
b) Vendite			
1. regolate			
2. non regolate			
2. Gestioni patrimoniali			
a) individuali	2.285	2.648	-13,7%
b) collettive			
3. Custodia e amministrazione di titoli			
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)			
1. titoli emessi dalla banca che redige il bilancio	15	10	50,0%
2. altri titoli	54	422	-87,2%
b) titoli di terzi in deposito (escluse gestioni patrimoniali): altri			
1. titoli emessi dalla banca che redige il bilancio	3.024	2.618	15,5%
2. altri titoli	14.614	12.146	20,3%
c) titoli di terzi depositati presso terzi	17.592	14.895	18,1%
d) titoli di proprietà depositati presso terzi	2.222	1.878	18,3%
4. Altre operazioni			

Le gestioni patrimoniali includono gli investimenti effettuati per conto del Fondo Pensione Aperto "CRF Previdenza", costituito dalla Banca ai sensi del Decreto Legislativo n. 124/1993 ed articolato in quattro comparti (obbligazionario, obbligazionario bilanciato, bilanciato e bilanciato azionario); in accordo con la normativa vigente, i rendiconti dei singoli comparti vengono riportati in apposito allegato al presente bilancio. Relativamente alle gestioni patrimoniali a capitale protetto, a partire dall'esercizio 2002 la Banca ha effettuato due emissioni, denominate rispettivamente Orizzonti Sereni e Orizzonti Sereni Dinamici; la garanzia al cliente di poter recuperare quanto pattuito contrattualmente è stata assicurata tramite l'emissione di opzioni "put" a "premio zero" a favore della clientela sottoscrittrice, a fronte delle quali la Banca ha chiuso due distinte operazioni di copertura con intermediari di primaria importanza, per un importo pari al patrimonio investito. Il valore nozionale delle suddette opzioni alla data di chiusura dell'esercizio risulta complessivamente pari a circa 12,1 milioni di euro. Per quanto riguarda l'operatività corrente, per un continuo e costante allineamento dei volumi oggetto di garanzia viene giornalmente riscontrato l'ammontare del portafoglio complessivo in gestione con la controparte istituzionale che fornisce la copertura.

PARTE C - INFORMAZIONI SUL CONTO ECONOMICO

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

	Voci / Forme tecniche	31 dicembre 2006					31 dicembre 2005	variazioni %
		Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	Totale	Totale	
		Titoli di debito	Finanziamenti					
1	Attività finanziarie detenute per la negoziazione	1				1	3	-66,7%
2	Attività finanziarie disponibili per la vendita	46				46	34	35,3%
3	Attività finanziarie detenute sino alla scadenza							
4	Crediti verso banche		45		4	49	30	63,3%
5	Crediti verso clientela		486	2		488	399	22,3%
6	Attività finanziarie valutate al fair value							
7	Derivati di copertura (*)	X	X	X	5	5	8	-37,5%
8	Attività finanziarie cedute non cancellate						1	-100,0%
9	Altre attività	X	X	X	2	2	2	0,0%
	Totale	47	531	2	11	591	477	23,9%

(*) rappresentano l'effetto netto dei differenziali dei contratti derivati con finalità di copertura

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura

Voci / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Differenziali positivi relativi a operazioni di:			
A.1 Copertura specifica del fair value di attività			
A.2 Copertura specifica del fair value di passività	26	24	8,3%
A.3 Copertura generica del rischio di tasso di interesse			
A.4 Copertura specifica dei flussi finanziari di attività			
A.5 Copertura specifica dei flussi finanziari di passività			
A.6 Copertura generica dei flussi finanziari			
Totale differenziali positivi (A)	26	24	8,3%
B. Differenziali negativi relativi a operazioni di:			
B.1 Copertura specifica del fair value di attività			
B.2 Copertura specifica del fair value di passività	(21)	(16)	31,3%
B.3 Copertura generica del rischio di tasso di interesse			
B.4 Copertura specifica dei flussi finanziari di attività			
B.5 Copertura specifica dei flussi finanziari di passività			
B.6 Copertura generica dei flussi finanziari			
Totale differenziali negativi (B)	(21)	(16)	31,3%
C. Saldo (A-B)	5	8	-37,5%

Il decremento evidenziato alla voce C. "Saldo (A-B)" è legato alla copertura realizzata dalla Banca sulle proprie emissioni obbligazionarie strutturate e lineari a tasso fisso, in considerazione dell'andamento della curva dei tassi nel periodo di riferimento.

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta

Al 31 dicembre 2006 tali interessi ammontavano a 8,2 milioni di euro.

1.4 Interessi passivi e oneri assimilati: composizione

	Voci / Forme tecniche	31 dicembre 2006 Debiti	Titoli	Altre passività	Totale	31 dicembre 2005 Totale	variazioni %
1.	Debiti verso banche	(43)	X		(43)	(30)	43,3%
2.	Debiti verso clientela	(90)	X		(90)	(59)	52,5%
3.	Titoli in circolazione	X	(116)		(116)	(90)	28,9%
4.	Passività finanziarie di negoziazione						
5.	Passività finanziarie valutate al fair value						
6.	Passività finanziarie a fronte di attività cedute non cancellat						
7.	Altre passività	X	X	(1)	(1)	(1)	0,0%
8.	Derivati di copertura	X	X				
	Totale	(133)	(116)	(1)	(250)	(180)	38,9%

1.6 Interessi passivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta

Al 31 dicembre 2006 tali interessi ammontavano a 12,5 milioni di euro.

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

Tipologia servizi / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie rilasciate	5	4	25,0%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	86	79	8,9%
1. negoziazione di strumenti finanziari	2	1	100,0%
2. negoziazione di valute	2	2	0,0%
3. gestioni patrimoniali	15	14	7,1%
3.1. individuali	*14*	*13*	7,7%
3.2. collettive	*1*	*1*	0,0%
4. custodia e amministrazione di titoli	2	2	0,0%
5. banca depositaria		1	-100,0%
6. collocamento di titoli	33	32	3,1%
7. raccolta ordini	4	3	33,3%
8. attività di consulenza			
9. distribuzione di servizi di terzi	28	24	16,7%
9.1. gestioni patrimoniali			
9.1.1. individuali			
9.1.2. collettive			
9.2. prodotti assicurativi	*28*	*24*	16,7%
9.3. altri prodotti			
d) servizi di incasso e pagamento	50	47	6,4%
e) servizi di servicing per operazioni di cartolarizzazione	5	6	-16,7%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi	43	42	2,4%
Totale	**189**	**178**	**6,2%**

La sottovoce b) "derivati su crediti" si riferisce a derivati creditizi assimilabili alle garanzie ai sensi dello IAS 39.

2.2 Commissioni attive: canali distributivi dei prodotti e servizi

Canali/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) presso propri sportelli:	**69**	**67**	**3,0%**
1. gestioni patrimoniali	13	13	0,0%
2. collocamento di titoli	28	30	-6,7%
3. servizi e prodotti di terzi	28	24	16,7%
b) offerta fuori sede:	**7**	**3**	**133,3%**
1. gestioni patrimoniali	2	1	100,0%
2. collocamento di titoli	5	2	150,0%
3. servizi e prodotti di terzi			
c) altri canali distributivi:			
1. gestioni patrimoniali			
2. collocamento di titoli			
3. servizi e prodotti di terzi			

La tabella costituisce il dettaglio delle voci c)3., 6. e 9. della Sezione 2.1.

2.3 Commissioni passive: composizione

Servizi / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie ricevute	(1)	(1)	0,0%
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(11)	(10)	10,0%
1. negoziazione di strumenti finanziari	(1)	(1)	0,0%
3. gestioni patrimoniali:			
3.1 portafoglio proprio			
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(2)	(1)	100,0%
5. collocamento di strumenti finanziari			
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(8)	(8)	0,0%
d) servizi di incasso e pagamento	(10)	(9)	11,1%
e) altri servizi	(2)	(2)	0,0%
Totale	**(24)**	**(22)**	**9,1%**

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

Voci / Proventi	31 dicembre 2006			31 dicembre 2005			variazioni % del totale
	dividendi	proventi da quote di O.I.C.R.	Totale	dividendi	proventi da quote di O.I.C.R.	Totale	
A. Attività finanziarie detenute per la negoziazione	1		1	1		1	0,0%
B. Attività finanziarie disponibili per la vendita	10		10	8		8	25,0%
C. Attività finanziarie valutate al fair value							
D. Partecipazioni	72	X	72	59	X	59	22,0%
Totale	**83**		**83**	**68**		**68**	**22,1%**

Il dettaglio dei dividendi e proventi simili è il seguente:

Composizione della voce 70 "dividendi e proventi simili"	**31 dicembre 2006**	**31 dicembre 2005**	**variazioni %**
Attività finanziarie detenute per la negoziazione	1	1	0,0%
Attività finanziarie disponibili per la vendita	10	8	25,0%
Banca d'Italia	*1*	*1*	*0,0%*
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	*1*	*1*	*0,0%*
Sanpaolo IMI S.p.A.	*6*	*5*	*20,0%*
Altre	*2*	*1*	*100,0%*
Partecipazioni	72	59	22,0%
Cassa di Risparmio di Mirandola S.p.A.	*5*	*4*	*25,0%*
Cassa di Risparmio di Orvieto S.p.A.	*2*	*2*	*0,0%*
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni ordinarie	*7*	*4*	*75,0%*
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni di risparmio	*2*	*1*	*100,0%*
Cassa di Risparmio di Civitavecchia S.p.A.	*3*	*3*	*0,0%*
Cassa di Risparmio della Spezia S.p.A.	*5*	*3*	*66,7%*
Findomestic Banca S.p.A.	*28*	*25*	*12,0%*
CR Firenze Gestion Internationale S.A.	*13*	*9*	*44,4%*
Centrovita Assicurazioni S.p.A.	*5*	*5*	*0,0%*
Infogroup S.p.A.	*1*	*1*	*0,0%*
Centro Leasing Banca S.p.A.	*1*	*2*	*-50%*
Totale	**83**	**68**	**22,1%**

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

	31 dicembre 2006					31 dicembre 2005	variazioni % del risultato netto
Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	**Risultato netto [(A+B) - (C+D)]**	**Risultato netto**	
1. Attività finanziarie di negoziazione		**15**	**(1)**	**(5)**	**9**	**8**	**12,5%**
1.1 Titoli di debito		6	(1)	(4)	1		**100,0%**
1.2 Titoli di capitale		1			1		**100,0%**
1.3 Quote di O.I.C.R.							
1.4 Finanziamenti							
1.5 Altre		8		(1)	7	8	**-12,5%**
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Altre							
3. Altre attività e passività finanziarie: differenze di cambio	x	x	x	x			
4. Strumenti derivati	**74**	**54**	**(73)**	**(38)**	**17**	**18**	**-5,6%**
4.1 Derivati finanziari:	74	54	(73)	(38)	17	18	**-5,6%**
- Su titoli di debito e tassi di interesse	52	48	(51)	(36)	13	16	**-18,8%**
- Su titoli di capitale e indici azionar	20	6	(20)	(2)	4	2	**100,0%**
- Su valute e oro	x	x	x	x			
- Altri	2		(2)				
4.2 Derivati su crediti							
Totale	**74**	**69**	**(74)**	**(43)**	**26**	**26**	**0,0%**

Le plusvalenze nette sui derivati finanziari, pari a circa 1 milione di euro, sono relative alla valutazione dei derivati di trading.

Si precisa che al 31 dicembre 2006 l'utile netto da negoziazione dei derivati finanziari comprende circa 7 milioni di euro relativi a premi netti di pertinenza del FIP (9 milioni di euro al 31 dicembre 2005).

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Proventi relativi a:			
A.1 Derivati di copertura del *fair value*	58	94	-38,3%
A.2 Attività finanziarie coperte (*fair value*)			
A.3 Passivita' finanziarie coperte (*fair value*)	74	91	-18,7%
A.4 Derivati finanziari di copertura dei flussi finanziari			
A.5 Attività e passività in valuta			
Totale proventi dell'attività di copertura (A)	**132**	**185**	**-28,6%**
B. Oneri relativi a:			
B.1 Derivati di copertura del *fair value*	(123)	(132)	-6,8%
B.2 Attività finanziarie coperte (*fair value*)			
B.3 Passività finanziarie coperte (*fair value*)	(7)	(51)	-86,3%
B.4 Derivati finanziari di copertura dei flussi finanziari			
B.5 Attività e passività in valuta			
Totale oneri dell'attività di copertura (B)	**(130)**	**(183)**	**-29,0%**
C. Risultato netto dell'attività di copertura (A - B)	**2**	**2**	**0,0%**

L'applicazione dell'*hedge accounting* ha comportato, nell'esercizio 2006, un risultato netto pari a 1,7 milioni di euro.

In dettaglio, a fronte di oneri per 7,1 milioni di euro derivanti dalle svalutazioni per passività coperte, si registrano proventi per 58,0 milioni di euro derivanti dalla rivalutazione dei derivati di copertura; dall'altro lato, a fronte di proventi per rivalutazione delle passività coperte per 73,9 milioni di euro, si registrano oneri 123,0 milioni di euro relativi alle svalutazioni dei derivati di copertura.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci / Componenti reddituali	31 dicembre 2006			31 dicembre 2005			variazioni % del risultato netto
	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	
Attività finanziarie							
1. Crediti verso banche							
2. Crediti verso clientela							
3. Attività finanziarie disponibili per la vendit	115	(4)	111	11	(1)	10	n.s
3.1 Titoli di debito	1	(4)	(3)		(1)	(1)	200,0%
3.2 Titoli di capitale	112		112	11		11	n.s
3.3 Quote di O.I.C.R.	2		2				100,0%
3.4 Finanziamenti							
4. Attività finanziarie detenute sino alla scadenz							
Totale attività	115	(4)	111	11	(1)	10	n.s.
Passività finanziarie							
1. Debiti verso banche							
2. Debiti verso clientela							
3. Titoli in circolazione	3		3	2		2	50,0%
Totale passività	3		3	2		2	50,0%

Al 31 dicembre 2006 la voce 3.2 delle "Attività finanziarie disponibili per la vendita" accoglie le plusvalenze principalmente relative alla cessione delle interessenze in Sanpaolo IMI S.p.A. (92,4 milioni di euro) e Fondiaria-SAI S.p.A. (8,4 milioni di euro).

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

Operazioni / Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Crediti verso banche										
B. Crediti verso clientela	(9)	(63)	(25)	7	30		19	(41)	(38)	7,9%
C. Totale	**(9)**	**(63)**	**(25)**	**7**	**30**		**19**	**(41)**	**(38)**	**7,9%**

Le rettifiche e le riprese di valore specifiche si riferiscono alle valutazioni analitiche, mentre le rettifiche e le riprese di valore di portafoglio si riferiscono alle valutazioni collettive.

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1)		Riprese di valore (2)		31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
	Specifiche		Specifiche				
	Cancellazioni	Altre	A	B			
A. Titoli di debito							
B. Titoli di capitale		(1)			(1)	(2)	-50,0%
C. Quote di O.I.C.R.							
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale		**(1)**			**(1)**	**(2)**	**-50,0%**

Al 31 dicembre 2006 la voce B. "Titoli di capitale" si riferisce alle rettifiche di valore durature operate sulle partecipazioni minoritarie Sanpaolo IMI Private Equity Scheme B.V. per 0,6 milioni di euro ed Edizioni Design S.r.l. per 0,3 milioni di euro.

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione

Operazioni / Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Garanzie rilasciate		(2)						(2)	(1)	100,0%
B. Derivati su crediti										
C. Impegni ad erogare fondi										
D. Altre operazioni										
E. Totale		**(2)**						**(2)**	**(1)**	**100,0%**

Legenda
A= interessi
B= altre riprese

Le rettifiche di valore specifiche di cui alla voce A. "Garanzie rilasciate" si riferiscono a crediti di firma relativi a clienti a sofferenza.

Sezione 9 - Le spese amministrative - Voce 150

9.1 Spese per il personale: composizione

Tipologia di spesa / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Personale dipendente	(259)	(247)	4,9%
a) salari e stipendi	*(185)*	*(169)*	*9,5%*
b) oneri sociali	*(45)*	*(42)*	*7,1%*
e) accantonamento al trattamento di fine rapporto	*(11)*	*(17)*	*-35,3%*
f) accantonamento al fondo trattamento di quiescenza e simili:	*(12)*	*(14)*	*-14,3%*
- a contribuzione definita	*(5)*	*(5)*	*0,0%*
- a prestazione definita	*(7)*	*(9)*	*-22,2%*
g) versamenti ai fondi di previdenza complementare esterni:	*(1)*		*100,0%*
- a contribuzione definita	*(1)*		*100,0%*
- a prestazione definita			
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali			
i) altri benefici a favore dei dipendenti	*(5)*	*(5)*	*0,0%*
2) Altro personale	(1)		100,0%
3) Amministratori	(2)	(2)	0,0%
Totale	**(262)**	**(249)**	**5,2%**

Al 31 dicembre 2006 la voce a) "Salari e stipendi" include 9,4 milioni di euro relativi ad esodi incentivati (4,3 milioni di euro al 31 dicembre 200

9.2 Numero medio dei dipendenti per categoria

	31 dicembre 2006	31 dicembre 2005	variazioni %
Personale dipendente			
a) dirigenti	63	60	5,0%
b) totale quadri direttivi	1.058	1.087	-2,7%
- di cui: di 3° e 4° livello	*464*	*455*	*2,0%*
c) restante personale dipendente	2.315	2.187	5,9%
Altro personale	10	8	25,0%
Totale	3.436	3.334	3,1%

9.3 Fondi di quiescenza aziendali a prestazione definita: totale costi

Per quanto riguarda i costi relativi ai suddetti fondi si rimanda alla Sezione 12.3 della Parte B - Passivo della presente nota integrativa.

9.4 Altri benefici a favore dei dipendenti

Non si segnalano ulteriori rilevanti benefici a favore dei dipendenti oltre a quelli compresi nella tabella 9.1, voce 1), lettera i).

9.5 Altre spese amministrative: composizione

Voci/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
Fitti per immobili	(13)	(10)	30,0%
Manutenzione ordinaria	(2)	(2)	0,0%
Altre spese per immobili	(1)	(1)	0,0%
Spese postali	(7)	(6)	16,7%
Spese telefoniche	(3)	(3)	0,0%
Energia elettrica, riscaldamento e altro	(4)	(4)	0,0%
Costi "ICT" e di outsourcing	(52)	(48)	8,3%
- Locazione macchine e software	*(12)*	*(14)*	*-14,3%*
- Manutenzione hardware e software	*(4)*	*(4)*	*0,0%*
- Servizi elaborazione dati da terzi	*(24)*	*(20)*	*20,0%*
- Trasmissione dati	*(12)*	*(10)*	*20,0%*
Costi di back office	(9)	(10)	-10,0%
Pubblicità	(5)	(5)	0,0%
Spese per marketing e rappresentanza	(2)	(2)	0,0%
Spese legali recupero crediti	(5)	(4)	25,0%
Spese per altre consulenze professionali	(9)	(6)	50,0%
Trasporti	(4)	(4)	0,0%
Assicurazioni	(6)	(6)	0,0%
Vigilanza e sicurezza	(1)	(1)	0,0%
Spese per pulizie	(4)	(4)	0,0%
Stampati e cancelleria	(1)	(1)	0,0%
Spese diverse	(7)	(6)	16,7%
Imposta di bollo e bollati vari	(28)	(27)	3,7%
Imposta comunale sugli immobili	(1)	(1)	0,0%
Altre imposte indirette	(1)	(2)	-50,0%
Totale	**(165)**	**(153)**	**7,8%**

La crescita della voce "Fitti per immobili" è principalmente da imputare alla stipula di nuovi contratti ed ai contratti in precedenza sottoscritti dalla Cassa di Risparmio di Mirandola S.p.A., incorporata dalla Banca con effetti contabili dal 1° gennaio 2006.

L'aumento della sottovoce "Servizi per elaborazione dati da terzi" è sostanzialmente controbilanciato dalla diminuzione della sottovoce "Locazione macchine software", a seguito della cessione di licenze software alla controllata società strumentale Infogroup S.p.A.

L'incremento della sottovoce "Trasmissione dati" è dovuto alla riclassifica dei servizi forniti dalla ex ICCRI S.p.A., che a partire dal mese di luglio 2005 sono stati acquisiti dalla società non bancaria Seceti S.p.A, precedentemente rilevati nella voce 50 "Commissioni passive"; si sono inoltre registrati incrementi di tariffe sulle reti telematiche e maggiori utilizzi delle reti informatiche, finanziarie e di visure del credito.

La crescita della voce "Spese per marketing e rappresentanza" è principalmente dovuta ai maggiori volumi di collocamento di conti package.

Al 31 dicembre 2006 la voce "Spese per altre consulenze professionali" include i compensi professionali per consulenze organizzative connesse a rilevanti attività progettuali iniziate nell'anno 2006 (Basilea II).

Sezione 10 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 160

10.1 Accantonamenti netti ai fondi per rischi ed oneri: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Rischi ed oneri relativi al personale	(12)	(4)	200,0%
Rischi ed oneri su crediti cartolarizzati	2	(1)	n.s.
Rischi ed oneri diversi (cause legali ed altro)	(11)	(7)	57,1%
Totale	**(21)**	**(12)**	**75,0%**

L'incremento degli accantonamenti ai fondi rischi e oneri è sostanzialmente dovuto alle ulteriori esigenze manifestatesi nell'esercizio 2006.

Sezione 11 - Rettifiche/riprese di valore nette su attività materiali - Voce 170

11.1 Rettifiche di valore nette di attività materiali: composizione

Attività / Componente reddituale	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	31 dicembre 2006 (a + b - c)	31 dicembre 2005	variazioni %
A. Attività materiali						
A.1 Di proprietà	(13)			(13)	(13)	0,0%
- Ad uso funzionale	(13)			(13)	(13)	0,0%
- Per investimento						
A.2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	(13)			(13)	(13)	0,0%

Le aliquote di ammortamento delle attività materiali adottate nell'esercizio 2006 sono riportate nella seguente tabella.

Voci	Aliquota % di ammortamento
Immobili	
- utilizzati per l'attività bancaria	3%
Impianti, macchinari e attrezzature	
- macchine elettroniche EAD	20%
- impianti e mezzi di sollevamento	7,5%
- macchinari, apparecchi e attrezzature varie	15%
- impianti di allarme, ripresa e fotocine tv	30%
- impianti interni di comunicazione e telesegnalazione	25%
Altri beni materiali	
- opere d'arte	0%
- arredamenti	15%
- mobili d'ufficio	12%
- macchine di ufficio elettroniche ed elettromeccaniche	20%
- sistemi telefonici elettronici	20%
- autovetture, motoveicoli e simili	25%

Sezione 12 - Rettifiche/riprese di valore nette su attività immateriali - Voce 180

12.1 Rettifiche di valore nette di attività immateriali: composizione

Attività / Componente reddituale	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	**31 dicembre 2006 (a + b - c)**	**31 dicembre 2005**	**variazioni %**
A. Attività immateriali						
A.1 Di proprietà	(13)			**(13)**	**(19)**	-31,6%
- Generate internamente dall'azienda						
- Altre	*(13)*			*(13)*	*(19)*	*-31,6%*
A.2 Acquisite in locazione finanziaria						
Totale	**(13)**			**(13)**	**(19)**	**-31,6%**

La diminuzione delle rettifiche di valore su attività immateriali è riconducibile al completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati in occasione della transizione all'euro.

Sezione 13 - Gli altri oneri e proventi di gestione - Voce 190

13.1 Altri oneri di gestione: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Oneri per acquisizione di affari e servizi	(3)	(2)	50,0%
Retrocessioni e abbuoni alla clientela	(2)	(1)	100,0%
Perdite per rapine in franchigia assicurativa	(1)	(1)	0,0%
Sopravvenienze passive	(6)	(1)	500,0%
Rifusione interessi per bonifici ed incassi	(2)	(1)	100,0%
Altri	(2)	(1)	100,0%
Totale	**(16)**	**(7)**	**128,6%**

La crescita degli "Oneri per acquisizione di affari e servizi" deriva dall'aumento dell'operatività aziendale. L'incremento delle "Retrocessioni e abbuoni alla clientela" è prevalentemente dovuto alle diverse modalità di rilevazione contabile di partite in accordo con quanto previsto dai principi IAS/IFRS. Il considerevole aumento delle "Sopravvenienze passive" è principalmente riconducibile alla definizione di operazioni fraudolente manifestatesi nell'esercizio 2006 e di altre partite contabili.

La voce "Rifusione interessi per bonifici e incassi" trova contropartita tra gli "Altri proventi di gestione" nei relativi recuperi spese da clientela.

13.2 Altri proventi di gestione: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Recupero spese su depositi a risparmio e su conti creditori	44	44	0,0%
Recupero spese da clientela per:	35	36	-2,8%
- Bolli su documenti contabili	*23*	*23*	0,0%
- Crediti in sofferenza	*3*	*3*	0,0%
- Rifusione interessi per bonifici e incassi	*3*	*2*	50,0%
- Altri recuperi	*6*	*8*	-25,0%
Fitti attivi su immobili	1	1	0,0%
Recupero spese da altre società del Gruppo	7	9	-22,2%
Sopravvenienze attive	2	2	0,0%
Altri	2	1	100,0%
Totale	**91**	**93**	**-2,2%**

Relativamente ai recuperi da clientela per "Rifusione interessi per bonifici e incassi" si rimanda a quanto riportato in calce alla tabella 13.1.

Sezione 14 - Utili (Perdite) delle partecipazioni - Voce 210

14.1 Utili (perdite) delle partecipazioni: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Proventi			
1. Rivalutazioni			
2. Utili da cessione			
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri		(2)	-100,0%
1. Svalutazioni			
2. Rettifiche di valore da deterioramento		(2)	-100,0%
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto		**(2)**	**-100,0%**

La voce B.2 "Rettifiche di valore da deterioramento" si riferisce prevalentemente alla partecipazione in Cerit S.p.A.

Sezione 15 - Risultato netto della valutazione al fair value delle attività materiali e immateriali - Voce 220

15.1 Risultato netto della valutazione al fair value dal valore rivalutato delle attività materiali e immateriali: composizione

Attività / Componente reddituale	31 dicembre 2006					31 dicembre 2005	variazioni %
	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio		Risultato netto (a-b+c-d)	Risultato netto	
			Positive (c)	Negative (d)			
A. Attività materiali							
A.1 Di proprietà:	1				1	1	0,0%
- Ad uso funzionale							
- Detenute a scopo di investimento	1				1	1	0,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	1				1	1	0,0%

Sezione 17 - Utili (Perdite) da cessione di investimenti - Voce 240

17.1 Utili (perdite) da cessione di investimenti: composizione

Componente reddituale / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Immobili	2		100,0%
- Utili da cessione	2		100,0%
- Perdite da cessione			
B. Altre attività			
- Utili da cessione			
- Perdite da cessione			
Risultato netto	**2**		**100,0%**

Al 31 dicembre 2005 la voce 240 "Utili (perdite) da cessione di investimenti" presentava un saldo di importo inferiore ad un milione di euro e non risulta pertanto valorizzata nella tabella sopra esposta.

Sezione 18 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 260

18.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componente/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Imposte correnti (-)	(66)	(53)	24,5%
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-			
3. Riduzione delle imposte correnti dell'esercizio (+)			
4. Variazione delle imposte anticipate (+/-)	6	1	500,0%
5. Variazione delle imposte differite (+/-)	4	4	0,0%
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	**(56)**	**(48)**	**16,7%**

18.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2006	% sull'utile al lordo delle imposte	31 dicembre 2005	% sull'utile al lordo delle imposte
IRES	96	33,00%	53	33,00%
IRAP	12	4,25%	7	4,25%
Imposte sul reddito in base all'aliquota nominale di sistema	**108**	**37,25%**	**60**	**37,25%**
Variazioni in aumento dell'IRAP	4	1,38%	10	6,25%
Maggiore base imponibile ed aliquota effettiva (*)	*4*	*1,38%*	*10*	*6,25%*
Totale IRAP	**16**	**5,63%**	**17**	**10,50%**
Variazioni in aumento dell'IRES	1	0,34%	3	2,11%
Costi indeducibili (minusvalenze su partecipazioni, ICI, spese del personale, ecc.)	*1*	*0,34%*	*3*	*1,88%*
Variazioni in diminuzione dell'IRES	(57)	-19,66%	(25)	-15,68%
Quota esente dei dividendi	*(26)*	*-8,97%*	*(21)*	*-13,20%*
Effetto della normativa relativa alla "Participation Exemption"	*(31)*	*-10,69%*	*(4)*	*-2,27%*
Altre minori		*-0,11%*		*-0,14%*
Totale IRES	**40**	**13,69%**	**31**	**19,43%**
Imposte sul reddito in conto economico (voce 260)	**56**	**19,32%**	**48**	**29,93%**

(*) Tale voce include gli incrementi netti del reddito imponibile nonché l'impatto connesso all'applicazione della maggior aliquota IRAP da parte delle singole Regioni; l diminuzione dell'importo rispetto all'esercizio precedente deriva principalmente dalle maggiori plusvalenze sulle partecipazioni realizzate nell'anno 2006.

Si riporta di seguito il carico fiscale corrente distinto tra IRES ed IRAP.

	31 dicembre 2006	31 dicembre 2005	variazioni %
IRES	48	36	33,3%
IRAP	18	17	5,9%
IRES di pertinenza degli utili sulle attività in via di dismissione	4		100,0%
IRAP di pertinenza degli utili sulle attività in via di dismissione	1		100,0%
Totale imposte correnti in conto economico	**71**	**53**	**34,0%**

Sezione 19 - Utile (Perdita) dei gruppi di attività in via di dismissione al netto delle imposte - Voce 280

19.1 Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte: composizione

Componenti reddituali/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Proventi	15		100,0%
2. Oneri	(5)		100,0%
3. Risultato delle valutazioni del gruppo di attività e delle passività associate			
4. Utili (perdite) da realizzo			
5. Imposte e tasse	(4)		100,0%
Utile (perdita)	**6**		**100,0%**

Gli importi sono riferiti a costi e ricavi ricavi riconducibilialla cessione di ramo di azienda a favore della Cassa di Risparmio della Spezia S.p.A., effettuata il 1° gennaio 2007.

19.2 Dettaglio delle imposte sul reddito relative ai gruppi di attività/passività in via di dismissione

	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Fiscalità corrente (-)	(4)		100,0%
2. Variazione delle imposte anticipate (+/-)			
3. Variazione delle imposte differite (-/+)			
4. Imposte sul reddito di esercizio (-1+/-2+/-3)	(4)		**100,0%**

Sezione 20 - Altre Informazioni

Ulteriori informazioni sull'andamento reddituale della Banca nell'esercizio 2006 sono fornite, anche relativamente ai diversi settori di attività in cui la stessa opera, nella Sezione D della presente nota integrativa e nella Relazione sulla Gestione consolidata.

Sezione 21 - Utile per azione

21.1 Numero medio delle azioni ordinarie a capitale diluito

Al 31 dicembre 2006 il capitale sociale è pari ad euro 827.306.961, suddiviso in n. 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna.

Nel corso dell'anno 2006 il numero delle azioni ordinarie è aumentato di 241.799.947 per effetto sia degli aumenti di capitale, sia del piano di incentivazione azionaria (stock options) previsto dalla delibera del Consiglio di Amministrazione del 16 ottobre 2000, per un importo pari a circa 2,5 milioni di euro.

Ai fini del calcolo dell'utile "diluito" sono state aggiunte al novero delle azioni computabili quelle che potrebbero essere emesse a seguito dell'esercizio delle stock options in essere al 31 dicembre 2006, il cui contributo stimato è pari a n. 2.807.648 azioni.

Computo dell'utile base per azione	31 dicembre 2006	31 dicembre 2005	variazioni %
Utile netto (in euro)	240.338.622,21	111.883.742,95	114,8%
n° azioni computabili	1.378.844.935	1.137.044.988	21,3%
Utile base per azione	0,1743	0,0984	77,1%
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	2.807.648	6.438.032	-56,4%
n° azioni computabili	1.381.652.583	1.143.483.020	20,8%
Utile diluito per azione	0,1740	0,0978	77,8%

In data 5 marzo 2007 è stato eseguito il raggruppamento delle azioni ordinarie di Banca CR Firenze S.p.A., come deliberato dall'Assemblea Straordinaria dei Soci dello scorso 27 aprile 2006, con riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la suddetta delibera assembleare, che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute.
Alla data del 26 marzo 2007, dopo il suddetto raggruppamento, l'esercizio di ulteriori stock options ha fatto salire il capitale sociale da euro 827.593.239,00 ad euro 827.935.553,00, suddiviso in azioni ordinarie del valore unitario di 1,00 euro.

Nella sottostante tabella si riportano gli effetti che tale raggruppamento ha avuto sull'utile diluito per azione dell'esercizio 2006

Computo dell'utile base per azione post raggruppamento	31 dicembre 2006
Utile netto (in euro)	240.338.622,21
n° azioni computabili	827.306.961
Utile base per azione	0,2905
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	1.684.589
n° azioni computabili	828.991.550
Utile diluito per azione	0,2900

21.2 Altre informazioni

L'importo dell'utile base e diluito per azione di pertinenza delle attività in via di dismissione destinate a cessare esposte in bilancio, riconducibile all'utile di 6,2 milioni di euro derivante dalla cessione di ramo di azienda a favore della Cassa di Risparmio della Spezia S.p.A., effettuata il 1° gennaio 2007, risulta di entità irrilevante (0,007) ai fini della presente Sezione di nota integrativa.

PARTE D - INFORMATIVA DI SETTORE

A. SCHEMA PRIMARIO

Per il dettaglio dell'informativa di settore, sia primaria che secondaria, si rimanda alla Parte D della nota integrativa consolidata.

B. SCHEMA SECONDARIO

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per la Banca.

PARTE E - INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA

PREMESSA

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari di Banca CR Firenze (Consiglio di Amministrazione, Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura presieduta da un Consigliere di amministrazione appositamente delegato e costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. Il Comitato Rischi si avvale del Servizio Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con l'Organo di Vigilanza e nel raffronto con eventuali benchmark esterni. Si precisa, infine, che in alcune tabelle della presente Sezione, per le quali la Banca d'Italia aveva consentito la non inclusione nel bilancio consolidato relativo all'esercizio 2005, non sono stati riportati i dati comparativi riferiti a tale esercizio.

SEZIONE 1 - RISCHIO DI CREDITO

INFORMAZIONI DI NATURA QUALITATIVA

1. Aspetti generali

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.

2. Politiche di gestione del rischio di credito

2.1 Aspetti organizzativi

L'attivazione del nuovo Modello Distributivo caratterizzato dalla regolamentazione di processi differenziati per segmento di clientela ha comportato la creazione, all'interno della Direzione Crediti, di aree diverse in funzione del mercato di riferimento: un'area Retail per i segmenti Business e Privati gestiti dalle filiali e un'area Imprese per i segmenti Imprese e Private banking gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo, che è separata dalla funzione deliberativa, viene assicurata anche dal Servizio Controllo e Segreteria Crediti attraverso la continua verifica dei livelli di rischio raggiunti e l'adozione di tempestivi interventi cautelativi a contenimento degli stessi.

2.2 Sistemi di gestione, misurazione e controllo

Banca CR Firenze ha definito un sistema di rating completo anche nell'ottica delle future esigenze, prescritte dalle Autorità di Vigilanza, sui requisiti minimi di capitale regolamentare. Il controllo della qualità del credito avviene attraverso il presidio sia del rischio specifico di controparte sia del rischio di portafoglio. Il sistema di rating considera tre parametri fondamentali:

- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;
- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione, mitigata dall'eventuale presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.

Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della controparte.

Per i crediti inclusi nel segmento Imprese è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi rientranti nella clientela in bonis. Tale valutazione scaturisce dal processo di analisi dei dati economico-patrimoniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti.

Relativamente ai segmenti Retail (Piccole Imprese e Privati) viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e differenziato in funzione delle diverse fasi del processo creditizio. Nelle fasi di "concessione" e "rinnovo" le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.

Per quanto riguarda i Privati è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni socio-demografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.

La fase di controllo andamentale è realizzata attraverso specifici strumenti statistici che distinguono la clientela in fasce di rischio alle quali è assegnata una differente probabilità di default.

Infine nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.

Le metodologie di misura del rischio di credito sopra descritti hanno assunto una rilevanza sempre maggiore in quanto già da settembre 2005 il rating e lo scoring sono elementi essenziali per la determinazione della facoltà di erogazione degli affidamenti sia per le controparti in autonomia di funzioni centrali sia per quelle in autonomia della rete distributiva.

Nel corso del 2006 il processo di rating è stato progressivamente esteso a tutte le banche del Gruppo e pertanto oggi i sistemi di misurazione del rischio di credito delle banche controllate risultano allineati a quelli di Banca CR Firenze.

Nel corso del 2007 proseguirà il processo di avvicinamento alle tecniche di misurazione del rischio di credito previsto dall'Accordo di Basilea 2 in stretta interazione con l'Autorità di Vigilanza a cui è demandata la validazione dei modelli interni: l'obiettivo è la revisione della modellistica con adeguamento dei sistemi di calcolo della PD, della LGD e dei Credit Conversion Factor (questi ultimi sono alla base del computo della EAD).

2.3 Tecniche di mitigazione del rischio di credito

A copertura del rischio di credito Banca CR Firenze attua una strategia prevalentemente circoscritta all'acquisizione di garanzie reali, ipotecarie e di altra natura a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca. La Banca di norma non effettua operazioni di derivati su crediti a scopo di copertura.

2.4 Attività finanziarie deteriorate

Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti da Banca CR Firenze anche per conto delle controllate CR Orvieto e CR Civitavecchia, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver esperito gli adempimenti del caso sui debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite dal Servizio Incagli della Direzione Crediti.
In particolare, per l'individuazione delle posizioni incagliate, ai fini della redazione del bilancio 2006, Banca CR Firenze ha preso in esame solo le esposizioni uguali o superiori a 5.000 euro, il cui eventuale inserimento nella suddetta tipologia di crediti deteriorati avviene sulla base di criteri di natura oggettiva o soggettiva; in proposito si precisa che a partire dal 2 gennaio 2007 sono state introdotte una serie di modifiche relative al processo di concessione e controllo del rischio di credito, adottando metodologie connesse ai criteri di Basilea 2. Tra i parametri oggettivi rientrano il numero di rate scadute o la presenza di fatti pregiudizievoli gravi e determinano il passaggio automatico a credito deteriorato; i parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche, insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.

INFORMAZIONI DI NATURA QUANTITATIVA

A. QUALITA' DEL CREDITO

A.1 ESPOSIZIONI DETERIORATE E IN BONIS: CONSISTENZE, RETTIFICHE DI VALORE, DINAMICA, DISTRIBUZIONE ECONOMICA E TERRITORIALE

A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori di bilancio)

Portafogli/qualità	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Totale
1. Attività finanziarie detenute per la negoziazione						79	79
2. Attività finanziarie disponibili per la vendita						1.943	1.943
3. Attività finanziarie detenute sino alla scadenza							
4. Crediti verso banche					8	1.698	1.706
5. Crediti verso clientela	105	96	12	46		9.891	10.150
6. Attività finanziarie valutate al fair value							
7. Attività finanziarie in corso di dismissione		3				147	150
8. Derivati di copertura						4	4
Totale 31 dicembre 2006	105	99	12	46	8	13.762	14.032
Totale 31 dicembre 2005	86	99	39	58	1	11.921	12.204

A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			Totale (esposizione netta)
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	
1. Attività finanziarie detenute per la negoziazione					X	X	79	79
2. Attività finanziarie disponibili per la vendita					1.943		1.943	1.943
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					1.706		1.706	1.706
5. Crediti verso clientela	420	160		260	9.930	40	9.890	10.150
6. Attività finanziarie valutate al fair value					X	X		
7. Attività finanziarie in corso di dismissione	4			4	148	1	147	151
8. Derivati di copertura					X	X	4	4
Totale 31 dicembre 2006	**424**	**160**		**264**	**13.727**	**41**	**13.769**	**14.033**
Totale 31 dicembre 2005	**415**	**133**		**282**	**11.801**	**34**	**11.322**	**11.604**

A.1.3 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese	8	X		8
f) Altre attività	2.487	X		2.487
TOTALE A	**2.495**			**2.495**
A. ESPOSIZIONI FUORI BILANCIO				
a) Deteriorate				
b) Altre	106	X		106
TOTALE B	**106**			**106**

A.1.4 Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale					1
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					7
B.1 ingressi da esposizioni in bonis					
B.2 trasferimenti da altre categorie di esposizioni deteriorate					
B.3 altre variazioni in aumento					7
C. Variazioni in diminuzione					
C.1 uscite verso esposizioni in bonis					
C.2 cancellazioni					
C.3 incassi					
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate					
C.6 altre variazioni in diminuzione					
D. Esposizione lorda finale					8
- di cui: esposizioni cedute non cancellate					

La voce B.3 si riferisce al finanziamento concesso a Banca C.R. Firenze Romania S.A., a fronte del quale non è stata rilevata alcuna rettifica di valore in quanto non risultano presenti i presupposti richiesti dai principi IAS/IFRS; di conseguenza, la tabella A.1.5 "Esposizioni per cassa verso banche: dinamica delle rettifiche di valore complessive" non è stata predisposta in quanto i relativi ammontari risultano inferiori ad un milione di euro.

A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
a) Sofferenze	229	124		105
b) Incagli	126	26		100
c) Esposizioni ristrutturate	16	3		13
d) Esposizioni scadute	53	6		47
e) Rischio Paese	1			1
f) Altre attività	11.255		40	11.215
TOTALE A	**11.680**	**159**	**40**	**11.481**
B. ESPOSIZIONI FUORI BILANCIO				
a) Deteriorate	7			7
b) Altre	1.218			1.218
TOTALE B	**1.225**			**1.225**

A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	**195**	**117**	**40**	**62**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**90**	**163**	**14**	**123**	**1**
B.1 ingressi da crediti in bonis	20	108		99	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	45	22	11	1	
B.3 altre variazioni in aumento	25	33	3	23	1
C. Variazioni in diminuzione	**56**	**154**	**38**	**132**	
C.1 uscite verso crediti in bonis		49	37	72	
C.2 cancellazioni	30				
C.3 incassi	26	53	1	34	
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		52		26	
C.6 altre variazioni in diminuzione					
D. Esposizione lorda finale	**229**	**126**	**16**	**53**	**1**
- di cui: esposizioni cedute non cancellate					

La voce B.3 "altre variazioni un aumento" è dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	**110**	**18**	**1**	**4**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**58**	**24**	**3**	**8**	
B.1 rettifiche di valore	42	20	2	6	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	8	2	1	1	
B.3 altre variazioni in aumento	8	2		1	
C. Variazioni in diminuzione	**44**	**16**	**1**	**5**	
C.1 riprese di valore da valutazione	8	5		2	
C. 2 riprese di valore da incasso	6	2	1	1	
C.3 cancellazioni	30				
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		9		2	
C.5 altre variazioni in diminuzione					
D. Rettifiche complessive finali	**124**	**26**	**3**	**7**	
- di cui: esposizioni cedute non cancellate					

La voce B.3 "altre variazioni un aumento" è dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

A.2 CLASSIFICAZIONE DELLE ESPOSIZIONI IN BASE AI RATING ESTERNI E INTERNI

A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni

La Banca non dispone, alla data di chiusura dell'esercizio, di una classificazione per rating esterni delle esposizioni per cassa e "fuori bilancio".

A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni

Esposizioni	Classi di rating interni					Totale
	Rischio basso	Rischio medio basso	Rischio medio	Rischio medio alto	Rischio alto	
A. Esposizioni per cassa	3.925	2.869	4.728	1.252	1.199	13.973
B. Derivati	25	27	4	2	1	59
B.1 Derivati finanziari	25	27	4	2	1	59
B.2 Derivati su crediti						
C. Garanzie rilasciate	375	187	79	39	28	708
D. Impegni a erogare fondi	520	21	28	6	10	585
Totale	4.845	3.104	4.839	1.299	1.238	15.325

La colonna "Rischio alto" comprende le esposizioni per cassa deteriorate per un ammontare complessivo di 264 milioni di euro.

A.3 DISTRIBUZIONE DELLE ESPOSIZIONI GARANTITE PER TIPOLOGIA DI GARANZIA

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*6.771*	*4.226*	*106*	*359*						*72*	*25*	*1.701*	*6.489*
2.1 totalmente garantite	961	511	10	5						71	5	358	960
2.2 parzialmente garantite	5.810	3.715	96	354						1	20	1.343	5.529

A.3.2 Esposizioni "fuori bilancio" verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*129*		*14*	*16*								*118*	*148*
2.1 totalmente garantite	99		10	10								111	131
2.2 parzialmente garantite	30		4	6								7	17

A.3.3 Esposizioni per cassa deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																	Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*197*	*186*	*108*	*4*	*3*														*70*	*185*	
2.1. oltre il 150%	16	16	7																8	15	
2.2. tra il 100% e il 150%	12	12	9																3	12	
2.3. tra il 50% e il 100%	143	142	90	3	2														47	142	
2.4. entro il 50%	26	16	2	1	1														12	16	

A.4.4 Esposizioni "fuori bilancio" deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																		Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali																
						Derivati su crediti							Crediti di firma									
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite																					
1.1 oltre il 150%																					
1.2 tra il 100% e il 150%																					
1.3 tra il 50% e il 100%																					
1.4 entro il 50%																					
2. Esposizioni verso clientela garantite	3	3																		3	2	
2.1 oltre il 150%	1	1																		1	1	
2.2 tra il 100% e il 150%	1	1																				
2.3 tra il 50% e il 100%	1	1																		1	1	
2.4 entro il 50%																					

B. DISTRIBUZIONE E CONCENTRAZIONE DEL CREDITO

B.1 Distribuzione settoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Controparti	Governi e Banche Centrali				Altri enti pubblici				Società finanziarie				Imprese di assicurazione				Imprese non finanziarie				Altri soggetti			
	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta
A. Esposizioni per cassa																								
A.1 Sofferenze									[illegible]	[illegible]		[illegible]					[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]
A.2 Incagli																	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]
A.3 Esposizioni ristrutturate																	[illegible]	[illegible]		[illegible]				
A.4 Esposizioni scadute																	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]
A.5 Altre esposizioni	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Totale	[illegible]			[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
B. Esposizioni "fuori bilancio"																								
B.1 Sofferenze																	[illegible]			[illegible]				
B.2 Incagli																	[illegible]			[illegible]				
B.3 Altre attività deteriorate																	[illegible]			[illegible]				
B.4 Altre esposizioni	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]
Totale	[illegible]			[illegible]	[illegible]			[illegible]	[illegible]			[illegible]	[illegible]			[illegible]	[illegible]			[illegible]	[illegible]			[illegible]
Totale 31 dicembre [illegible]	[illegible]			[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti

a) Altri servizi destinati alla vendita	1.454
b) Servizi del commercio, recuperi e riparazioni	1.128
c) Edilizia e opere pubbliche	1.020
d) Tessili cuoio e calzature	556
e) Prodotti dell'agricoltura, silvicoltura e pesca	490
f) Altre branche	2.201

Il valore relativo alle "Altre branche" è ulteriormente dettagliabile nei seguenti principali settori di attività economica:

Servizi degli alberghi e pubblici esercizi	352
Prodotti alimentari	232
Altri prodotti industriali	229
Prodotti metallici eslusi macchinari e mezzi	184
Minerali e prodotti minerali non metallici	183
Prodotti energetici	138
Materiale e forniture elettriche	122
Carta e prodotti della stampa	114
Macchine agricole e industriali	105
Prodotti chimici	99
Mezzi di trasporto	85
Servizi dei trasporti interni	78
Prodotti in gomma e plastica	72
Servizi connessi ai trasporti	71
Altri settori	137
Totale "Altre branche"	**2.201**

B.3 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze	229	105								
A.2 Incagli	125	99								
A.3 Esposizioni ristrutturate	16	13								
A.4 Esposizioni scadute	53	47								
A.5 Altre esposizioni	11.083	11.043	132	132	39	39			1	1
Totale	**11.506**	**11.307**	**132**	**132**	**39**	**39**			**1**	**1**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze	2	2								
B.2 Incagli	1	1								
B.3 Altre attività deteriorate	3	3								
B.4 Altre esposizioni	1.197	1.197	21	21						
Totale	**1.203**	**1.203**	**21**	**21**						
Totale 31 dicembre 2006	**12.709**	**12.510**	**153**	**153**	**39**	**39**			**1**	**1**
Totale 31 dicembre 2005	**12.288**	**12.123**	**98**	**97**	**5**	**5**				

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	1.983	1.983	435	435	50	50	2	2	25	25
Totale	**1.983**	**1.983**	**435**	**435**	**50**	**50**	**2**	**2**	**25**	**25**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	85	85	16	16	2	2				
Totale	**85**	**85**	**16**	**16**	**2**	**2**				
Totale 31 dicembre 2006	**2.068**	**2.068**	**451**	**451**	**52**	**52**			**25**	**25**

B.5 Grandi rischi

a) Ammontare: 404

b) Numero: 1

C. OPERAZIONI DI CARTOLARIZZAZIONE E DI CESSIONE DELLE ATTIVITA'

C.1 OPERAZIONI DI CARTOLARIZZAZIONE

Informazioni di natura qualitativa

Alla data di chiusura dell'esercizio la Banca aveva in corso le operazioni di cartolarizzazione di seguito descritte e relative a:

1) crediti in sofferenza, effettuata nel novembre 1999 tramite l'Arranger BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con "società veicolo" Perseo Finance S.r.l.; la motivazione strategica sottostante a tale operazione è stata di rendere liquidi crediti che per la loro natura presentavano caratteristiche di scarsa liquidità ed incertezza nei tempi di realizzo delle rispettive somme. L'operazione ha riguardato sofferenze nette complessivamente pari a circa 158 milioni di euro, relative a crediti derivanti da mutui e linee di credito assistite da ipoteche per un ammontare netto di circa 42,2 milioni di euro ed a crediti derivanti da finanziamenti in altre forme tecniche, tra cui conti correnti di corrispondenza, linee di credito, anticipi su fatture, ricevute bancarie, anticipi salvo buon fine, anticipi export, anticipi import, anticipi IVA, specialcrediti e specialprestiti, per un ammontare netto di circa 115,8 milioni di euro. A fronte dell'operazione in esame Perseo Finance S.r.l., di cui la Banca detiene un'interessenza pari al 60%, ha pagato un corrispettivo pari a circa 125,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 129 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di Bilancio (in euro)	Rating all'emissione
A	85,0	Euribor a 6 mesi + 140 bp	-	100	-	A/A2
B	44,0	2% fisso	44,0	100	94,33	-

I titoli di classe "B" sono subordinati al rimborso del capitale e degli interessi relativi ai titoli di classe "A". Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2015, con la possibilità di rimborso anticipato in relazione all'evoluzione degli incassi dei crediti ceduti. Alla Banca è demandata l'attività di amministrazione, gestione, incasso e recupero dei crediti ceduti, nel rispetto di una "Collection Policy" adottata in relazione alle posizioni "in sofferenza" di propria pertinenza. Per tale attività la Banca percepisce un compenso semestrale per un importo massimo fino al 4% degli incassi e dei recuperi effettuati. Alla data di chiusura dell'esercizio i titoli di classe "A" sono stati interamente rimborsati. In data 25 gennaio 2007 è stata rimborsata una tranche di circa 4,6 milioni di euro di titoli di classe "B", portando l'ammontare del debito residuo a circa 19,9 milioni di euro per tale tranche. Relativamente all'andamento dell'operazione si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, i titoli di classe "B" nel portafoglio della Banca sono stati svalutati per 1,4 milioni di euro, corrispondente al minor valore dei suddetti crediti rispetto alle esigenze. In proposito si ricorda infine che, come riportato nella Parte A.1, Sezione 3, nella presente nota integrativa, nel mese di marzo 2007 si è provveduto alla chiusura dell'operazione mediante l'integrale cessione dei crediti in portafoglio della società veicolo, effettuata in gran parte ad una società terza, senza comportare impatti negativi per la Banca. Per tali titoli viene svolta un'attività di monitoraggio mensile in grado di rilevare, partendo dal valore puntuale dei crediti oggetto dell'operazione, la valutazione dei titoli di classe "B" inclusi nel portafoglio della Banca.
Alla data del 31 dicembre 2006 il valore di bilancio del portafoglio crediti è pari ad Euro 23.060.097 per un totale di n. 1.510 posizioni in gestione, delle quali nessuna posizione supera il 2% del totale dei crediti in essere; la composizione del portafoglio è riportata nel seguente prospetto:

Fascia di importo (in euro)	N. posizioni	Totale portafoglio
tra euro 0,00 ed euro 25.000,00	1.280	4,1
tra euro 25.000 ed euro 75.000,00	147	6,3
tra euro 75.000,00 ed euro 250.000,00	74	9,9
oltre euro 250.000	9	2,8
Totale	1.510	23,1

Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 0,6 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per spese sostenute in relazione all'incasso dei crediti cartolarizzati;

2) mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i *ratios* patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua (in anni)	Capitale	Composizione %	N. operazioni
0-2	0,4	0,08%	23
2-4	2,2	0,43%	66
4-6	46,5	9,13%	1.224
6-8	100,2	19,70%	2.355
8-10	31,7	6,23%	591
10-12	113,4	22,28%	1.869
12-14	77,0	15,14%	1.161
14-16	7,7	1,51%	112
16-18	74,9	14,71%	957
18-20	25,9	5,09%	307
20-22	0,4	0,08%	5
22-24	8,9	1,74%	90
24-26	0,9	0,17%	7
26-28	11,8	2,32%	127
28-30	7,1	1,39%	74
Totale	509,0	100,00%	8.968

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui la Banca detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di Bilancio (in euro)	Rating all'emissione
A1	51,3	Euribor a 3 mesi + 19 bp	-	100	-	AAA/Aaa/AAA
A2	425,6	Euribor a 3 mesi + 28 bp	-	100	-	AAA/Aaa/AAA
B	28,2	Euribor a 3 mesi + 75 bp	-	100	-	A/A2/A
C	7,7	Euribor a 3 mesi + 145 bp	-	100	-	BBB/Baa2/BBB
D	8,2	Variabile	8,2	100	95,72	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli "A1" e parzialmente i titoli "A2", per circa 161,7 milioni di euro. In data 26 gennaio 2007 è stata rimborsata un'ulteriore tranche di titoli "A2" per circa 12,9 milioni di euro, riducendo l'ammontare di titoli "A2" in circolazione a circa 251 milioni di euro. Alla Banca è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Banca percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50% degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D". Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, si è proceduto ad operare una rettifica del valore dei titoli di classe "D" con imputazione a riserva da valutazione "AFS", per un importo pari a 0,4 milioni di euro. Per tali titoli viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Banca.
Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di *asset swap* a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale alla data di chiusura dell'esercizio risulta pari a 360,5 milioni di euro.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 5,5 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe "D" in portafoglio della Banca maturati ma non ancora incassati.

[illegible]

[illegible]

[illegible]	[illegible]						[illegible]						[illegible]					
	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]																		
[illegible]					[illegible]	[illegible]												
[illegible]					[illegible]	[illegible]												
[illegible]																		
[illegible]																		
[illegible]																		

[illegible]

[illegible]	[illegible]						[illegible]						[illegible]					
	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]																		
[illegible]																		
[illegible]					[illegible]	[illegible]												
[illegible]																		
[illegible]					[illegible]													
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		
[illegible]																		

[illegible]

[illegible]

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per portafoglio e per tipologia

Esposizione/portafoglio	Attività finanziarie detenute per negoziazione	Attività finanziarie fair value option	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti	31 dicembre 2006	31 dicembre 2005	variazioni
1. Esposizioni per cassa			31			31	61	-49,18%
-"Senior"								
- "Mezzanine"							20	-100,00%
- "Junior"			31			31	41	-24,39%
2. Esposizioni fuori bilancio								
- "Senior"								
- "Mezzanine"								
- "Junior"								

C.1.5 Ammontare complessivo delle attività cartolarizzate sottostanti ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie:		
A.1 Oggetto di integrale cancellazione		X
1. Sofferenze	29	X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività	321	X
A.2 Oggetto di parziale cancellazione		X
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività		X
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi:		
B.1 Sofferenze		
B.2 Incagli		
B.3 Esposizioni ristrutturate		
B.4 Esposizioni scadute		
B.5 Altre attività		

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
Perseo Finance S.r.l.	Conegliano Veneto	60%
CR Firenze Mutui S.r.l.	Conegliano Veneto	10%

C.1.7 Attività di servicer - incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota % dei titoli rimborsati (dato di fine periodo)					
						Senior		Mezzanine		Junior	
		Deteriorate	In bonis	Deteriorate	In bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis
Banca CR Firenze S.p.A.	Perseo Finance S.r.l.	29		13						44,21%	
Banca CR Firenze S.p.A.	CR Firenze Mutui S.r.l.		321		68						

C.2 OPERAZIONI DI CESSIONE

C.2.1 Attività finanziarie cedute non cancellate

Forme tecniche/Portafoglio	Attività finanziarie detenute per la negoziazione			Attività finanziarie valutate al fair value			Attività finanziarie disponibili per la vendita			Attività finanziarie detenute sino alla scadenza			Crediti verso banche			Crediti verso clientela			Totale
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	
A. Attività per cassa																			
1. Titoli di debito							[illegible]												[illegible]
2. Titoli di capitale										X	X	X	X	X	X	X	X	X	
3. O.I.C.R.										X	X	X	X	X	X	X	X	X	
4. Finanziamenti																			
5. Attività deteriorate																			
B. Strumenti derivati				X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	
31 dicembre [illegible]							[illegible]												[illegible]

Legenda:
A = attività finanziarie cedute rilevate per intero (valore di bilancio)
B = attività finanziarie cedute rilevate parzialmente (valore di bilancio)
C = attività finanziarie cedute rilevate parzialmente (intero valore)

C.2.2 Passività finanziarie a fronte di attività finanziarie cedute non cancellate

Passività/Portafoglio attività	Attività finanziarie detenute per la negoziazione	Attività finanziarie valutate al fair value	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti verso banche	Crediti verso clientela	Totale
1. Debiti verso clientela			[illegible]				[illegible]
a) a fronte di attività rilevate per intero			[illegible]				
b) a fronte di attività rilevate parzialmente							
2. Debiti verso banche			[illegible]				[illegible]
a) a fronte di attività rilevate per intero			[illegible]				
b) a fronte di attività rilevate parzialmente							
Totale 31 dicembre [illegible]			[illegible]				[illegible]
Totale 31 dicembre [illegible]			[illegible]				[illegible]

D - MODELLI PER LA MISURAZIONE DEL RISCHIO DI CREDITO

SEZIONE 2 - RISCHI DI MERCATO

2.1 RISCHIO DI TASSO DI INTERESSE - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".

B. Processi di gestione e metodi di misurazione del rischio di tasso di interesse

Il Consiglio di Amministrazione di Banca CR Firenze stabilisce le linee guida strategiche per l'assunzione dei rischi di mercato verificando l'utilizzo del capitale per se stessa e per le società controllate. Il Comitato Rischi, oltre a svolgere il ruolo preminente di monitoraggio sui limiti di rischio stabiliti, ha anche una funzione consultiva e propositiva nella definizione delle politiche di rischio di Gruppo (loro identificazione, definizione degli obbiettivi di allocazione del capitale, configurazione della struttura dei limiti per tipologia di rischio) e nella indicazione di azioni correttive volte a riequilibrare le posizioni di rischio del Gruppo.
Nell'ambito del controllo dei rischi finanziari un ruolo attivo viene svolto dalla Direzione Finanza che svolge sia attività di verifica e di rendicontazione nei confronti del Servizio Pianificazione e Risk Management sia attività di collaborazione al processo decisionale e gestionale in un' ottica integrata di finanza di gruppo, in quanto partecipa ai lavori del Comitato Rischi e del Comitato Affari Finanza.
Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
L'attività di tesoreria di Banca CR Firenze ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La Banca è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valuta denominazione: dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**8**	**10**	**6**	**2**			
3.1 Con titolo sottostante		8	10	6	2			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		8	10	6	2			
+ posizioni lunghe		4	5	3	1			
+ posizioni corte		4	5	3	1			
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Lira Sterlina Gran Bretagna

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**2**						
3.1 Con titolo sottostante		2						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		2						
+ posizioni lunghe		1						
+ posizioni corte		1						
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**5**		**1**		**11**	**5**	
1.1 Titoli di debito		5		1		11	5	
- con opzione di rimborso anticipato								
- altri		5		1		11	5	
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari	**705**	**4.614**	**2.710**	**583**	**4.358**	**1.138**	**94**	
3.1 Con titolo sottostante		10	10	6	2			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		10	10	6	2			
+ posizioni lunghe		5	5	3	1			
+ posizioni corte		5	5	3	1			
3.2 Senza titolo sottostante	705	4.604	2.700	577	4.356	1.138	94	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	705	4.604	2.700	577	4.356	1.138	94	
+ posizioni lunghe	538	1.940	1.092	256	2.651	562	48	
+ posizioni corte	167	2.664	1.608	321	1.705	576	46	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.2 RISCHIO DI TASSO DI INTERESSE - PORTAFOGLIO BANCARIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, procedure di gestione e metodi di misurazione del rischio di tasso di interesse

Il modello interno di calcolo considera la globalità delle posizioni assunte in bilancio e fuori bilancio, ma limitatamente alle attività fruttifere e alle passività onerose. Il monitoraggio è effettuato mediante valutazione su base mensile, di due livelli che rappresentano:
- variazione del margine di interesse atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) dei tassi dell'1%: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della Banca, nel caso di shift parallelo (negativo e positivo) dei tassi del 2% rispetto al Tier1 e Tier2 della Banca: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi.
I valori di detti indicatori sono riportati al Comitato Rischi il quale valuta l'opportunità di definire azioni miranti a definire la posizione di rischio.
I modelli interni non vengono utilizzati nel calcolo dei requisiti patrimoniali sui rischi di mercato.

B. Attività di copertura del fair value

Si definisce una copertura di fair value una copertura dell'esposizione alle variazioni di fair value di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile ad un rischio particolare e che potrebbe influenzare il conto economico. Banca CR Firenze ha sottoposto a copertura di fair value le emissioni obbligazionarie a tasso fisso (del tipo "plain" o "step up") e quelle che prevedono un minimo garantito. A fronte delle suddette emissioni sono stati stipulati degli IRS non quotati che scambiano i tassi fissi con i tassi variabili.
Non sussistono operazioni di copertura generica (la cosiddetta "macro-hedging")

C. Attività di copertura dei flussi finanziari

Non sussistono operazioni di copertura dei flussi finanziari ("cash flow hedge")

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	29	79	12	14		2		
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	26	31						
1.3 Finanziamenti a clientela	3	48	12	14		2		
- c/c								
- altri finanziamenti	3	48	12	14		2		
- con opzione di rimborso anticipato								
- altri	3	48	12	14		2		
2. Passività per cassa	118	16						
2.1 Debiti verso clientela	58							
- c/c	58							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	60	16						
- c/c	15							
- altri debiti	45	16						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	8	8						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	8	8						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	8	8						
+ posizioni lunghe		8						
+ posizioni corte	8							

Valuta denominazione: Lira Sterlina Gran Bretagna

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	8	2						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	8	1						
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa	7	13						
2.1 Debiti verso clientela	2							
- c/c	2							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	5	13						
- c/c	1							
- altri debiti	4	13						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	3	3						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	3	3						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	3	3						
+ posizioni lunghe	2	1						
+ posizioni corte	1	2						

Valuta denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	6	89	4		2			
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	6	84	3					
1.3 Finanziamenti a clientela		5	1		2			
- c/c								
- altri finanziamenti		5	1		2			
- con opzione di rimborso anticipato								
- altri		5	1		2			
2. Passività per cassa		35						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		35						
- c/c								
- altri debiti		35						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	34	34						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	34	34						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	34	34						
+ posizioni lunghe		34						
+ posizioni corte	34							

Valuta denominazione: Corona Danese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche								
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa		2						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		2						
- c/c								
- altri debiti		2						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Corona Svedese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa		1						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		1						
- c/c								
- altri debiti		1						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	4	27						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	3	24						
1.3 Finanziamenti a clientela	1	3						
- c/c								
- altri finanziamenti	1	3						
- con opzione di rimborso anticipato								
- altri	1	3						
2. Passività per cassa	1	29						
2.1 Debiti verso clientela	1							
- c/c	1							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		29						
- c/c								
- altri debiti		29						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	20	20						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	20	20						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	20	20						
+ posizioni lunghe	10	10						
+ posizioni corte	10	10						

Valuta denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa								
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche								
- c/c								
- altri debiti								
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**6.622**	**3.149**	**697**	**354**	**639**	**322**	**543**	**137**
1.1 Titoli di debito	1	754	410	101	84	105	202	
- con opzione di rimborso anticipato	1	754	410	101	84	105	202	
- altri								
1.2 Finanziamenti a banche	462	450	173	184	207			25
1.3 Finanziamenti a clientela	6.159	1.945	114	69	348	217	341	112
- c/c	1.567			1				
- altri finanziamenti	4.592	1.945	114	68	348	217	341	112
- con opzione di rimborso anticipato	4.557	934	109	65	347	217	341	
- altri	35	1.011	5	3	1			112
2. Passività per cassa	**7.570**	**3.167**	**993**	**891**	**330**	**54**	**22**	
2.1 Debiti verso clientela	*7.224*	*643*	*93*	*1*				
- c/c	*6.929*							
- altri debiti	*295*	*643*	*93*	*1*				
- con opzione di rimborso anticipato								
- altri	*295*	*643*	*93*	*1*				
2.2 Debiti verso banche	338	435			84	18	22	
- c/c	31							
- altri debiti	307	435			84	18	22	
2.3 Titoli di debito	8	2.089	900	890	246	36		
- con opzione di rimborso anticipato		915	163					
- altri	8	1.174	737	890	246	36		
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**129**	**467**	**631**	**244**	**1.199**	**178**	**1.595**	
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	129	467	631	244	1.199	178	1.595	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	129	467	631	244	1.199	178	1.595	
+ posizioni lunghe		285	248	133	583	127	846	
+ posizioni corte	129	182	383	111	616	51	749	

2. Portafoglio di negoziazione di vigilanza: modelli interni ed altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.3 RISCHIO DI PREZZO - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

B. Processi di gestione e metodi di misurazione del rischio di prezzo

Lo strumento utilizzato da Banca CR Firenze per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). Il modello utilizzato è il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.
I limiti al rischio di prezzo sono espressi in termini di:
- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier1 e Tier2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.
La misura del VaR deve essere effettuata sugli strumenti detenuti nel portafoglio gestito dalla Direzione Finanza (trading book). Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.
Il VaR di Banca CR Firenze nel corso del 2006 è oscillato da un minimo di 1.645.737 euro a un massimo di 5.021.360 euro; il VaR medio annuo è risultato pari a 3.063.675 euro mentre a fine periodo si è attestato a 1.863.806 euro. Per l'andamento del VaR nel corso dell'esercizio si rimanda al grafico sotto riportato.


Var 2006
6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
Var

La Direzione Finanza, nelle sue rilevazioni giornaliere del risultato economico sul portafoglio globale in titoli di investimento e trading effettuate durante il 2006, non hai mai registrato una posizione complessiva in perdita.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	2	
A.1 Azioni	2	
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.		
B.1 Di diritto italiano		
- armonizzati aperti		
- non armonizzati aperti		
- chiusi		
- riservati		
- speculativi		
B.2 Di altri Stati UE		
- armonizzati		
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	2	

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati			Non quotati
	Italia			
A. Titoli di capitale	2			
- posizioni lunghe	2			
- posizioni corte				
B. Compravendite non ancora regolate su titoli di capitale				
- posizioni lunghe				
- posizioni corte				
C. Altri derivati su titoli di capitale				
- posizioni lunghe				
- posizioni corte				
D. Derivati su indici azionari				
- posizioni lunghe				
- posizioni corte				

3. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.4 RISCHIO DI PREZZO - PORTAFOGLIO BANCARIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di prezzo

B. Attività di copertura del rischio di prezzo

Il rischio di prezzo sul portafoglio bancario viene calcolato tramite la misurazione del valore economico della Banca (vedere in proposito la Sezione 2.2 "Rischio di tasso di interesse - portafoglio bancario" della presente Parte E).

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizione/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**4**	**1.075**
A.1 Azioni	4	1.075
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**32**	**80**
B.1 Di diritto italiano		39
- armonizzati aperti		5
- non armonizzati aperti		
- chiusi		15
- riservati		5
- speculativi		14
B.2 Di altri Stati UE	32	41
- armonizzati	26	41
- non armonizzati aperti	3	
- non armonizzati chiusi	3	
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**36**	**1.155**

2. Portafoglio bancario: modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.5 RISCHIO DI CAMBIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di cambio

B. Attività di copertura del rischio di cambio

La gestione del rischio di cambio è normata dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidato alla Direzione Finanza che svolge attività di negoziazione, copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto, sia per le attività epassività finanziarie in valuta sia in conto proprio che in contropartita di operazioni della clientela.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie	**136**	**10**	**31**		**100**	**5**
A.1 Titoli di debito						
A.2 Titoli di capitale						
A.3 Finanziamenti a banche	57	9	27		92	3
A.4 Finanziamenti a clientela	79	1	4		8	2
A.5 Altre attività finanziarie						
B. Altre attività	**2**	**1**				
C. Passività finanziarie	**134**	**21**	**30**		**35**	**4**
C.1 Debiti verso banche	76	19	29		35	4
C.2 Debiti verso clientela	58	2	1			
C.3 Titoli di debito						
D. Altre passività	**5**	**1**				
E. Derivati finanziari						
- Opzioni						
+ posizioni lunghe	13	1				
+ posizioni corte	13	1				
- Altri derivati						
+ posizioni lunghe	51	12				
+ posizioni corte	51	2	2			1
Totale attività	**202**	**24**	**31**		**100**	**5**
Totale passività	**203**	**25**	**32**		**35**	**5**
Sbilancio (+/-)	**(1)**	**(1)**	**(1)**		**65**	

2. Modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.6 GLI STRUMENTI FINANZIARI DERIVATI

A. DERIVATI FINANZIARI

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di		Titoli di capitale e indici		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement												20		-100,0%
2. Interest rate swap		4 173								4 173		4.181		-0,2%
3. Domestic currency swap														
4. Currency i.r.s														
5. Basis swap		404								404		366		10,3%
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap		1.697								1.697		1.450		17,0%
- acquistate		843								843		725		16,2%
- emesse		854								854		725		17,8%
10. Opzioni floor		322								322		302		6,7%
- acquistate		250								250		201		24,4%
- emesse		72								72		101		-28,6%
11. Altre opzioni		1.758		26		68				1.852	42	2.141	-100%	-13,5%
- acquistate		824		13		34				871	21	984	-100%	-11,5%
- plain vanilla		20		13		23				56	21	172	-100%	-67,5%
- esotiche		804				11				815		812		0,4%
- emesse		934		14		35				982	21	1.157	-100%	-15,1%
- plain vanilla		130		14		23				167	21	348	-100%	-52,1%
- esotiche		804				11				815		810		0,7%
12. Contratti a termine	677	17	27	2		138			704	157		1.063	n.s.	-85,2%
- acquisti	381	8	14	1		14			395	23		571	n.s.	-96,0%
- vendite	296	9	13	1		73			309	83		413	n.s.	-79,9%
- valute contro valute						51				51		80		-36,3%
13. Altri contratti derivati														
Totale	677	8.371	27	28		206			704	8.605	42	9.524	n.s.	-9,6%
Valori medi	360	8.731	13	68		266			373	9.064				

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari derivati distinti per tipologia di contratto.

A.2 Portafoglio bancario: valori nozionali di fine periodo e medi

A.2.1 di copertura

Tipologia derivati/Sottostanti	Titoli di debito e tassi di		Titoli di capitale		Tassi di cambio e		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		1.484								1.484		1.254		18,4%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		240								240		388		-38,2%
- acquistate		240								240		388		-38,2%
- plain vanilla		240								240		388		-38,2%
- esotiche														
- emesse														
- plain vanilla														
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		1.724								1.724		1.642		5,0%
Valori medi		1.683								1.683				

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include Interest rate swap e le opzioni implicite negli stessi.

A.2.2 Altri derivati

Tipologia derivati/Sottostanti	Titoli di debito e tassi		Titoli di capitale e		Tassi di cambio e		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap														
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		240								240		388		-38,1%
- acquistate														
- plain vanilla														
- esotiche														
- emesse		240								240		388		-38,1%
- plain vanilla		240								240		388		-38,1%
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		**240**								**240**		**388**		**-38,1%**
Valori medi		**314**								**314**				

La presente tabella include i valori nozionali dei derivati finanziari rilevati in bilancio nel portafoglio di negoziazione, ma non rientranti nel portafoglio di negoziazione di vigilanza. Nella fattispecie, l'ammontare riportato nella presente tabella è relativo alle opzioni implicite nelle emissioni obbligazionarie strutturate oggetto di copertura.

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza	677	8.371	27	29		206			704	8.607	42	9.524	n.s.	-9,6%
1. Operazioni con scambio di capital	677	27	27	29		206			704	262	42	1 404	n.s.	-81,3%
- acquisti	381	18	14	14		49			395	82		729		-88,8%
- vendite	296	9	13	15		107			309	131	42	595	n.s.	-78,0%
- valute contro valute						50				50		80		-37,5%
2. Operazioni senza scambio di capital		8.344								8 344		8 120		2,8%
- acquisti		4 111								4 111		3.708		10,9%
- vendite		4.233								4 233		4 411		-4,0%
- valute contro valute														
B. Portafoglio bancario		1.964								1.964		2.030		-3,3%
B.1 Di copertura		1.724								1.724		1.642		5,0%
1. Operazioni con scambio di capital														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capital		1.724								1.724		1.642		5,0%
- acquisti		1.724								1.724		1.642		5,0%
- vendite														
- valute contro valute														
B.2 Altri derivati		240								240		388		-38,2%
1. Operazioni con scambio di capital														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capital		240								240		388		-38,2%
- acquisti														
- vendite		240								240		388		-38,2%
- valute contro valute														

A.4 Derivati finanziari "over the counter": fair value positivo - rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	14		6				1			4				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	19		8											
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**33**		**14**				**1**			**4**				
Totale A 31 dicembre 2005	**87**		**24**	**2**		**1**	**3**		**2**					
B. Portafoglio bancario														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	4			17		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**4**			**17**		**1**								
Totale B 31 dicembre 2005	**26**			**1**										

A.5 Derivati finanziari "over the counter": fair value negativo - rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	24		3				1			3				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	6		1											
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**30**		**4**				**1**			**3**				
Totale A 31 dicembre 2005	**62**		**12**	**1**		**1**	**2**		**1**					
B. Portafoglio bancario														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	27		2	17		1								
B.4 Società finanziarie														
B 5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**27**		**2**	**17**		**1**								
Totale B 31 dicembre 2005	**15**		**1**											

A.6 Vita residua dei derivati finanziari "over the counter": valori nozionali

Sottostanti/Vita residua	Fino a 1 anno	Oltre 1 anno e fino a 5 anni	Oltre 5 anni	Totale
A. Portafoglio di negoziazione di vigilanza	**2.622**	**4.466**	**2.223**	**9.311**
A.1 Derivati finanziari su titoli di debito e tassi d'interesse	2.365	4.460	2.223	9.048
A.2 Derivati finanziari su titoli di capitale e indici azionari	56			56
A.3 Derivati finanziari su tassi di cambio e oro	201	6		207
A.4 Derivati finanziari su altri valori				
B. Portafoglio bancario	**180**	**1.773**	**11**	**1.964**
B.1 Derivati finanziari su titoli di debito e tassi d'interesse	180	1.773	11	1.964
B.2 Derivati finanziari su titoli di capitale e indici azionari				
B.3 Derivati finanziari su tassi di cambio e oro				
B.4 Derivati finanziari su altri valori				
Totale 31 dicembre 2006	**2.802**	**6.239**	**2.234**	**11.275**

SEZIONE 3 - RISCHIO DI LIQUIDITA'

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale, che viene gestito da Banca CR Firenze in un'ottica integrata di Gruppo, ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato, utilizzando strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo ed analisi previsionali mirate, che offrono un quadro di riferimento completo per le strategie; inoltre il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie

Valuta di denominazione: Dollaro USA

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**49**	**16**		**14**	**30**	**12**	**14**		**2**
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	49	16		14	30	12	14		2
- banche	43	14							
- clientela	6	2		14	30	12	14		2
Passività per cassa	**118**	**4**		**10**	**2**				
B.1 Depositi	78			8	2				
- banche	20			8	2				
- clientela	58								
B.2 Titoli di debito									
B.3 Altre passività	40	4		2					
Operazioni "fuori bilancio"		**47**		**6**	**4**	**10**	**14**	**2**	
C.1 Derivati finanziari con scambio di capitale		39		6	4	10	6	2	
- Posizioni lunghe		39		3	2	5	3	1	
- Posizioni corte				3	2	5	3	1	
C.2 Depositi e finanziamenti da ricevere		8					8		
- Posizioni lunghe		8							
- Posizioni corte							8		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Lira Sterlina Gran Bretagna

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**9**			**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	9			1					
- banche	9								
- clientela				1					
Passività per cassa	**8**	**13**							
B.1 Depositi	8	13							
- banche	6	13							
- clientela	2								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**3**		**13**			**3**		
C.1 Derivati finanziari con scambio di capitale				13					
- Posizioni lunghe				12					
- Posizioni corte				1					
C.2 Depositi e finanziamenti da ricevere		1					1		
- Posizioni lunghe		1							
- Posizioni corte							1		
C.3 Impegni irrevocabili a erogare fondi		2					2		
- Posizioni lunghe							2		
- Posizioni corte		2							

Valuta di denominazione: Franco Svizzero

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**70**	**23**		**2**	**3**	**1**		**2**	
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	70	23		2	3	1		2	
- banche	69								
- clientela	1	23		2	3	1		2	
Passività per cassa		**22**		**12**					
B.1 Depositi		22		12					
- banche		22		12					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**72**		**12**			**34**		
C.1 Derivati finanziari con scambio di capitale		38		12					
- Posizioni lunghe									
- Posizioni corte		38		12					
C.2 Depositi e finanziamenti da ricevere		34					34		
- Posizioni lunghe		34							
- Posizioni corte							34		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Corona Danese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa				1					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti				1					
- banche									
- clientela				1					
Passività per cassa		2							
B.1 Depositi		2							
- banche		2							
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Corona Svedese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	1								
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	1								
- banche	1								
- clientela									
Passività per cassa				1					
B.1 Depositi				1					
- banche				1					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Yen Giapponese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**19**	**8**		**2**	**2**				
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	19	8		2	2				
- banche	18	8		1	2				
- clientela	1			1					
Passività per cassa	**1**	**9**		**19**					
B.1 Depositi	1	9		19					
- banche		9		19					
- clientela	1								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**20**					**20**		
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere		10					10		
- Posizioni lunghe		10					10		
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi		10					10		
- Posizioni lunghe									
- Posizioni corte		10					10		

Valuta di denominazione: Dollaro Australiano

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa		1							
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti		1							
- banche		1							
- clientela									
Passività per cassa									
B.1 Depositi									
- banche									
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Euro

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**4.387**	**478**		**292**	**663**	**421**	**663**	**3.088**	**3.520**
A.1 Titoli di Stato								480	441
A.2 Titoli di debito quotati				10	10		18	186	307
A.3 Altri titoli di debito						2	1	120	79
A.4 Quote O.I.C.R.	111								
A.5 Finanziamenti	4.276	478		282	653	419	644	2.302	2.693
- banche	1.397	32		37			26	21	5
- clientela	2.879	446		245	653	419	618	2.281	2.688
Passività per cassa	**7.591**	**277**		**435**	**456**	**263**	**279**	**2.690**	**1.055**
B.1 Depositi	7.559	82		61	3	2	3	40	
- banche	337	82		61				40	
- clientela	7.222				3	2	3		
B.2 Titoli di debito	18	4		16	68	169	276	2.606	1.015
B.3 Altre passività	14	191		358	385	92		44	40
Operazioni "fuori bilancio"		**835**		**7**	**19**	**10**	**135**	**15**	**694**
C.1 Derivati finanziari con scambio di capitale		722		6	4	10	6	9	694
- Posizioni lunghe		318		3	2	5	3	8	390
- Posizioni corte		404		3	2	5	3	1	304
C.2 Depositi e finanziamenti da ricevere		113		1	15		129	-	
- Posizioni lunghe		113		1	15		129	-	
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi								6	
- Posizioni lunghe									
- Posizioni corte								6	

2. Distribuzione settoriale delle passività finanziarie

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	1	119	614	29	2.276	4.987
2. Titoli in circolazione			64		74	2.501
3. Passività finanziarie di negoziazione			1		16	4
4. Passività finanziarie al fair value						
Totale 31 dicembre 2006	**1**	**119**	**679**	**29**	**2.366**	**7.492**
Totale 31 dicembre 2005	**1**	**288**	**1.716**	**207**	**1.596**	**6.855**

3. Distribuzione territoriale delle passività finanziarie

Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	7.975	31	15	2	3
2. Debiti verso banche	701	244			84
3. Titoli in circolazione	3.973	171			
4. Passività finanziarie di negoziazione	28	22			
5. Passività finanziarie al fair value					
Totale 31 dicembre 2006	**12.677**	**468**	**15**	**2**	**87**
Totale 31 dicembre 2005	**10.534**	**1.243**	**11**	**2**	**64**

SEZIONE 4 - RISCHI OPERATIVI

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio operativo

Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, furti e frodi sono le manifestazioni nelle quali, di norma, si concretizza il rischio operativo.
Per gestire tali rischi Banca CR Firenze ha avviato un processo di censimento, rilevazione e validazione delle perdite che ha coinvolto anche le banche controllate; i dati ottenuti sono trasmessi all'Osservatorio DIPO (Database Italiano delle Perdite Operative). Nel corso del 2006 il Consiglio di Amministrazione di Banca CR Firenze ha approvato il "Regolamento di gruppo del sistema di gestione dei rischi operativi" che disciplina le modalità operative, la struttura di governo societario e gli strumenti di controllo interno. Tale regolamento sarà reso esecutivo nel 2007 con l'approvazione da parte dei CdA di tutte le banche del Gruppo, a cui seguirà la messa a punto degli strumenti di controllo e la conseguente emanazione della normativa interna di dettaglio.
Banca CR Firenze è orientata a chiedere all'Organo di Vigilanza l'autorizzazione all'uso della metodologia standard per il calcolo del nuovo requisito patrimoniale a copertura del rischio operativo introdotto dall'accordo di Basilea 2.

INFORMAZIONI DI NATURA QUANTITATIVA

Non vi sono ancora informazioni di natura quantitativa disponibili in quanto non è ancora entrato in vigore l'accordo di Basilea 2 terzo pilastro.

PARTE F - INFORMAZIONI SUL PATRIMONIO

SEZIONE 1 - IL PATRIMONIO DELL'IMPRESA

A. Informazioni di natura qualitativa

La gestione del patrimonio riguarda il complesso delle politiche e delle scelte necessarie a definire la dimensione del patrimonio, nonché la combinazione ottimale tra i diversi strumenti alternativi di capitalizzazione, in modo da assicurare che il patrimonio e i coefficienti patrimoniali della Capogruppo e delle sue controllate siano coerenti con il profilo di rischio assunto rispettando, al contempo, i requisiti di vigilanza.

B. Informazioni di natura quantitativa

Per informazioni relative al patrimonio dell'impresa si fa riferimento alla Parte B - Sezione 14 della presente nota integrativa.

SEZIONE 2 - IL PATRIMONIO E I COEFFICIENTI DI VIGILANZA

2.1 Patrimonio di vigilanza

A. Informazioni di natura qualitativa

Il patrimonio di vigilanza ed i coefficienti patrimoniali sono stati calcolati sulla base dei valori patrimoniali e del risultato d'esercizio determinati con l'applicazione della disciplina di bilancio prevista dai principi contabili internazionali IAS/IFRS e tenendo conto delle modifiche introdotte dalla nuova normativa sul patrimonio di vigilanza ed i coefficienti prudenziali a seguito del recepimento dell'11° aggiornamento della Circolare n. 155/91 pubblicata dalla Banca d'Italia in data 3 aprile 2006.

1. Patrimonio di base
2 Patrimonio supplementare
3. Patrimonio di terzo livello

Il patrimonio di vigilanza è costituito dal patrimonio di base e dal patrimonio supplementare al netto di alcune deduzioni; in maggiore dettaglio:
- il patrimonio di base (Tier 1), ammesso nel calcolo senza alcuna limitazione, è costituito dal capitale versato, dalle riserve comprensive del sovrapprezzo di emissione e dell'utile di periodo al netto delle azioni o quote proprie in portafoglio, delle immobilizzazioni immateriali e delle perdite dell'esercizio in corso e di quelle registrate nei periodo precedenti;
- il patrimonio supplementare (Tier 2), che non può eccedere il valore del patrimonio di base, include le riserve da valutazione, gli strumenti ibridi di patrimonializzazione e le passività subordinate al netto delle previsioni delle rettifiche di valore sui crediti per rischio paese non rilevate in bilancio.

Da tali aggregati vanno dedotte le partecipazioni, gli strumenti innovativi di capitale, gli strumenti ibridi di patrimonializzazione e le attività subordinate detenuti in altre banche e società finanziarie.
Le nuove disposizioni previste dal citato aggiornamento della Circolare n. 155/91 sono finalizzate all'armonizzazione dei criteri di determinazione del patrimonio di vigilanza e dei coefficienti con i principi contabili internazionali: in tale ambito l'aspetto più rilevante è l'introduzione dei cosiddetti "filtri prudenziali", volti a salvaguardare la qualità del patrimonio di vigilanza e ridurne la potenziale volatilità indotta dall'applicazione delle nuove regole. Da un punto di vista sostanziale l'effetto dei suddetti filtri consiste in alcune correzioni dei dati contabili prima del loro utilizzo a fini di vigilanza.
Alla luce di tale quadro normativo, il calcolo del patrimonio di vigilanza consolidato del Gruppo Banca CR Firenze ha tenuto conto delle seguenti regole:
- per le attività finanziarie disponibili per la vendita le plusvalenze nette su ciascuno dei portafogli in titoli di debito, in titoli di credito e quote di O.I.C.R., al netto degli effetti fiscali, sono state incluse al 50% nel patrimonio supplementare;
- per gli immobili le plusvalenze derivanti dalla ridetemminazione del costo (sia ad uso funzionale che per investimento) effettuate in sede di F.T.A. vengono integralmente computate nel patrimonio supplementare;
- in base alle istruzioni applicative di Banca d'Italia sulla Direttiva 2002/87/CE relativa alla vigilanza supplementare sui conglomerati finanziari, le partecipazioni detenute in imprese di assicurazione sono state dedotte dalla somma del patrimonio di base e del patrimonio supplementare; analogo trattamento è stato riservato alle attività subordinate in portafoglio emesse da compagnie assicurative consolidate (Centrovita Assicurazioni S.p.A.);
- l'interessenza nel capitale della Banca d'Italia è stata dedotta dal patrimonio di vigilanza per un importo pari alla seconda delle cinque quote annuali costanti con cui si deve sterilizzare, a partire dal 31 dicembre 2005, la suddetta partecipazione.

B. Informazioni di natura quantitativa

	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	1 297	1.092	205	18,78%
Filtri prudenziali del patrimonio di base:				
- filtri prudenziali Ias/Ifrs positivi				
- filtri prudenziali Ias/Ifrs negativi	(1)		(1)	
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	1.296	1 092	204	18,67%
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	827	894	(67)	-7,45%
Filtri prudenziali del patrimonio supplementare:				
- filtri prudenziali Ias/Ifrs positivi	1		1	
- filtri prudenziali Ias/Ifrs negativi	(7)		(7)	
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	821	894	(73)	-8,14%
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri	2 117	1 986	131	6,60%
Elementi da dedurre dal totale patrimonio di base e supplementare	(224)	(190)	(34)	17,89%
F. Patrimonio di vigilanza	1.893	1.796	97	5,41%

L'incremento del patrimonio di vigilanza di circa 97 milioni di euro rispetto al valore rilevato al 31 dicembre 2005 in base alla normativa vigente fino a tale data, risulta sostanzialmente dovuto a:
- aumento di capitale a pagamento effettuato nel mese di giugno 2006 per 150 milioni di euro;
- diminuzione delle riserve per circa 44 milioni di euro a seguito della prima applicazione dei principi IAS/IFRS;
- aumento di 99 milioni di euro della quota dell'utile netto dell'esercizio 2006 imputata a riserve;
- avviamento di circa 76 milioni di euro rilevato in seguito all'incorporazione della Cassa di Risparmio di Mirandola S.p.A.;
- aumento di circa 34 milioni di euro degli elementi da dedurre, prevalentemente imputabile alla crescita dell'interessenza in Centro Leasing Banca S.p.A. ed all'ammortamento di un ulteriore quinto del valore di carico della Banca d'Italia.

La diminuzione del patrimonio supplementare è principalmente legata all'integrale utilizzo della riserva di rivalutazione degli immobili in seguito all'aumento gratuito del capitale effettuato nel primo semestre 2006; per quanto riguarda inoltre le variazioni legate ai "filtri prudenziali", computati nel patrimonio di vigilanza in base alle nuovi disposizioni emanate dalla Banca d'Italia, si precisa che il relativo ammontare è pressochè interamente riferito alla valutazione dei titoli classificati tra le "Attività finanziarie disponibili per la vendita".
Si ricorda infine che in accordo con quanto previsto dalle vigenti istruzioni di Vigilanza gli elementi negativi del patrimonio supplementare includono un importo, pari a circa 2,4 milioni di euro, relativo al dubbio esito per rischio paese calcolato sui crediti verso Banca C.R. Firenze Romania S.A., che nel bilancio della Banca non è stato rilevato per l'assenza dei presupposti richiesti dai principi IAS/IFRS.

2.2 Adeguatezza patrimoniale

A. Informazioni di natura qualitativa

Il Gruppo Banca CR Firenze è soggetto ai requisiti di adeguatezza patrimoniale stabiliti dal Comitato di Basilea in base alle regole definite dalla Banca d'Italia che stabiliscono il rapporto minimo, a livello consolidato, tra patrimonio di vigilanza e attività di rischio ponderate, che deve essere pari almeno all'8%.
Banca CR Firenze monitora e misura periodicamente il profilo patrimoniale del Gruppo procedendo, in funzione delle dinamiche di crescita attese di impieghi e di altre attività, alla quantificazione dei rischi (di credito, di mercato) ed alla conseguente verifica di compatibilità dei "ratios". Il rispetto dell'adeguatezza patrimoniale viene conseguito attraverso vari strumenti, quali la politica di pay out, la definizione di operazioni di finanza strategica (aumenti di capitale, emissioni di obbligazioni subordinate) e la gestione della politica degli impieghi in funzione della rischiosità delle controparti.
Una ulteriore fase di analisi e controllo preventivo sull'adeguatezza patrimoniale del Gruppo accade ogni volta che si proceda ad operazioni di carattere straordinario, come fusioni, acquisizioni e cessioni, attraverso la stima dell'impatto sui coefficienti di tali eventi e programmando eventuali azioni correttive volte a rispettare i vincoli richiesti dall'Autorità di vigilanza.

B. Informazioni di natura quantitativa

Categorie/Valori	Importi non ponderati		Importi ponderati / requisiti		Variazioni % importi non ponderati	Variazioni % importi ponderati/requisiti
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005		
A. ATTIVITA' DI RISCHIO						
A.1 RISCHIO DI CREDITO	24.920	19.722	12.372	10.617	26,36%	16,53%
METODOLOGIA STANDARD						
ATTIVITA' PER CASSA	*15.431*	*12.169*	*11.128*	*9.897*	*26,81%*	*12,44%*
1. Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	12.035	9.244	8.784	7.740	30,19%	13,49%
1.1 Governi e Banche Centrali	1.215	194	2	3	526,29%	-33,33%
1.2 Enti pubblici	206	150	41	30	37,33%	36,67%
1.3 Banche	2.363	1.491	490	298	58,48%	64,43%
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)	8.251	7.409	8.251	7.409	11,36%	11,36%
2. Crediti ipotecari su immobili residenziali	1.683	1.303	842	651	29,16%	29,34%
3. Crediti ipotecari su immobili non residenziali						
4. Azioni, partecipazioni e attività subordinate	891	1.099	912	1.122	-18,93%	-18,72%
5. Altre attività per cassa	822	523	590	384	57,17%	53,65%
ATTIVITA' FUORI BILANCIO	*9.489*	*7.553*	*1.244*	*720*	*25,63%*	*72,78%*
1. Garanzie e impegni verso (o garantite da):	9.007	7.133	1.240	716	26,27%	73,18%
1.1 Governi e Banche Centrali	20					
1.2 Enti pubblici	368	322	1			
1.3 Banche	542	437	8	24	24,03%	-66,67%
1.4 Altri soggetti	8.077	6.374	1.231	692	26,72%	77,89%
2. Contratti derivati verso (o garantiti da)	502	430	5	5	16,74%	0,00%
2.1 Governi e Banche Centrali						
2.2 Enti pubblici						
2.3 Banche	482	420	4	4	14,76%	0,00%
2.4 Altri soggetti	20	10	1	1	100,00%	0,00%
B. REQUISITI PATRIMONIALI DI VIGILANZA						
B.1 RISCHIO DI CREDITO			848	733		15,69%
B.2 RISCHI DI MERCATO			35	62		-43,55%
1. METODOLOGIA STANDARD						
di cui:						
+ rischio di posizione su titoli di debito	x	x	31	41		-24,39%
+ rischio di posizione su titoli di capitale	x	x		13		-100,00%
+ rischio di cambio	x	x				
+ altri rischi	x	x	4	7		-42,86%
2. MODELLI INTERNI	x	x				
di cui:						
+ rischio di posizione su titoli di debito	x	x				
+ rischio di posizione su titoli di capitale	x	x				
+ rischio di cambio	x	x				
B.3 ALTRI REQUISITI PRUDENZIALI	x	x	9	10		-10,00%
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	x	x	892	805		10,81%
C. ATTIVITA' DI RISCHIO E COEFFICIENTI DI VIGILANZA	x	x				
C.1 Attività di rischio ponderate	x	x	12.762	11.515		10,83%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	x	x	10,15%	9,48%		7,11%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	x	x	15,11%	15,86%		-4,75%

PARTE G – OPERAZIONI DI AGGREGAZIONI RIGUARDANTI IMPRESE O RAMI DI AZIENDE

SEZIONE 1 – OPERAZIONI REALIZZATE DURANTE L'ESERCIZIO

1.1 Operazioni di aggregazione

La fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A, effettuata nel corso del 2006 con effetti contabili al 1 gennaio 2006, rientra nell'ambito delle operazioni di fusione per incorporazione madre–figlia e quindi non inquadrabili come business combinations. L'operazione non ha infatti comportato alcun scambio con economie terze con riferimento alle attività che si aggregano né è da considerare un'acquisizione in senso strettamente economico. L'unica modificazione rispetto alla situazione ante fusione attiene alla modalità di esercizio del controllo sulle attività e passività della società incorporata, che da indiretto, è divenuto diretto. Per i suddetti motivi, la fusione di Cassa di Risparmio di Mirandola S.p.A è stata esclusa dall'ambito di applicazione dell'IFRS 3.
Tale impostazione comporterebbe, peraltro, la retrodatazione contabile degli effetti della fusione con riferimento ai dati patrimoniali ed economici di Cassa di Risparmio di Mirandola S.p.A. dell'esercizio chiuso al 31 dicembre 2005 e la loro conseguente riesposizione ai fini comparativi nel bilancio dell'esercizio corrente. Data la difficoltà di effettuare tale riesposizione sotto il profilo giuridico, si è ritenuto che la retrodatazione contabile dei valori patrimoniali ed economici di Cassa di Risparmio di Mirandola S.p.A. per l'esercizio precedente possa essere rappresentata nei prospetti di stato patrimoniale e conto economico mediante l'indicazione di una terza colonna presentata a fianco dei saldi dell'esercizio precedente, non modificati, dell'incorporante.

Relativamente all'acquisizione del controllo di Banca C.R. Firenze Romania S.A. si rinvia a quanto riportato nella Relazione sulla Gestione consolidata e nella nota integrativa consolidata.

Parte H – Operazioni con parti correlate

1. Informazioni sui compensi degli amministratori e dei dirigenti

Nella tabella che segue sono riportati gli emolumenti ed i compensi corrisposti agli Amministratori, ai Sindaci, al Direttore Generale, ai Vice Direttori Generali ed ai Dirigenti con finalità strategiche di Banca CR Firenze S.p.A. (le relative voci sono state valorizzate in migliaia di euro per renderle maggiormente rappresentative).

(importi in migliaia di euro)	Amministratori e Sindaci (1)	Direttore Generale, Vice Direttori Generali e altri Dirigenti
Emolumenti e contributi sociali	1.956	2.842
Bonus, premi e incentivi vari (2)		1.608
Altri oneri previdenziali ed assicurativi (3)	154	85
Benefici non monetari		67
Indennità diverse per cessazione del rapporto di lavoro (4)		270
Pagamenti in azioni (stock options) (5)		1.955
Totale	**2.110**	**6.827**

(1) Il dettaglio dei compensi agli amministratori e sindaci predisposto ai sensi del Regolamento Emittenti Consob è riportato nella successiva tabella.

(2) Comprende bonus, gratifiche e l'importo percepito nel 2006 ai sensi della Legge 243/2004.

(3) Include eventuali oneri a carico della Banca per previdenze complementari, polizze assicurative, ecc.

(4) Include la quota del trattamento di fine rapporto di competenza dell'esercizio nonché eventuali indennità di buonuscita.

(5) Si riferisce alle stock options esercitate nel corso dell'esercizio 2006 ad un prezzo medio di mercato di euro 2,68 per 762.591 unità; in proposito si precisa che a partire dal 1° agosto 2006 ha avuto inizio il periodo di esercizio della seconda tranche del piano di stock options a suo tempo deliberato dall'Assemblea dei Soci.

Compensi corrisposti agli amministratori, ai sindaci, al Direttore Generale ed agli altri dirigenti indicati dallo IAS 24 (ai sensi dell'art. 78 del Regolamento Emittenti Consob)

(importi in euro)

Cognome e nome	*Carica*	*Durata carica*	*Emolumenti per la carica*	*Benefici non monetari*	*Bonus e altri incentivi*	*Altri compensi (*)*
BENEDETTI Aureliano	Presidente	01/01-31/12	591.359	3.222		41.040
ANTINORI Piero	Vice Presidente (**)	01/01-31/12	147.110	2.707		
BUSI Giampiero	Vice Presidente	01/01-27/04	61.231	901		
CLAMON Jean	Consigliere	01/01-31/12	37.958	901		
CORSI Francesco	Consigliere	01/01-27/04	11.525	901		10.000
FOLONARI Ambrogio	Consigliere	01/01-27/04	10.925	901		
GINORI LISCI Lionardo	Consigliere	01/01-27/04	10.625	901		
MARZILI Pier Giovanni	Consigliere	01/01-03/09	57.872	1.802		71.437
MATTERA Massimo	Consigliere	01/01-31/12	90.458	2.707		
MORBIDELLI Giuseppe	Consigliere	01/01-31/12	90.159	2.707		
BUSSOLOTTO Pio	Consigliere	01/01-31/12	90.158	2.707		
SPADAFORA Giuseppe	Consigliere	01/01-31/12	91.058	2.707		
MANULI Mario	Consigliere	01/01-27/04	10.925	901		
COLOMEICIUC Alessio	Consigliere	01/01-31/12	41.258	2.707		
VECCHIONI Federico	Consigliere	02/10-31/12		676		
VARALDO Riccardo	Consigliere	27/04-31/12	28.833	1.807		
TARANTO Francesco	Consigliere	27/04-31/12	40.383	1.807		
PATUELLI Antonio	Consigliere	27/04-31/12	29.733	1.807		
MELLEY Matteo	Consigliere	27/04-31/12	30.033	2.321		11.040
CECCUZZI Sergio	Consigliere	27/04-31/12	29.733	1.807		16.125
FIORI Vieri	Presidente Collegio Sindacale	01/01-31/12	79.700	3.712		56.925
SACCONI Marco	Sindaco effettivo	01/01-31/12	55.700	3.636		40.303
MURATORI Domenico	Sindaco effettivo	01/01-31/12	53.000	2.708		
FALBO Angelo	Sindaco supplente	01/01-31/12				
SANSONI Guido	Sindaco supplente	01/01-31/12				
MOSCATELLI Lino (***)	Direttore Generale	01/01-31/12	452.862	14.294	753.292	13.510
ALTRI DIRIGENTI		01/01-31/12	1.440.938	66.400	385.658	
TOTALE			**3.583.538**	**127.648**	**1.138.950**	**260.380**

(*) Gli "Altri compensi" sono costituiti da gettoni di presenza, rimborso spese forfettari, emolumenti percepiti per incarichi ricoperti presso altre Società del Gruppo.

(**) Carica ricoperta dal 15 maggio 2006; nel periodo 1° gennaio - 15 aprile 2006 ricopriva la carica di consigliere.

(***) Percettore di *bonus* L. 234/04

2. *Informazioni sulle transazioni con parti correlate*

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite dallo IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio.

In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per le seguenti categorie di parti correlate.

a) Controllante
Nessun soggetto detiene il controllo di Banca CR Firenze S.p.A.

b) Entità esercitanti influenza notevole sulla Società
Rientrano in questa categoria, in considerazione delle partecipazioni detenute ovvero dei rapporti intrattenuti con la società, i tre principali azionisti, Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. (fino al 31 dicembre 2006 la partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza 1° gennaio 2007, è stata protagonista della fusione con Banca Intesa S.p.A.) e BNP Paribas S.A.
Le relazioni esistenti tra i suddetti azionisti e la società sono state giudicate tali da dover considerare i tre soci in questione quali soggetti che esercitano influenza notevole ai sensi dello IAS 28.
Con l'Ente Cassa di Risparmio di Firenze sono in essere accordi in forza dei quali tale Ente si avvale di strutture e risorse della Banca.
Il Gruppo Banca CR Firenze ha intrattenuto numerosi rapporti di collaborazione con gli azionisti Sanpaolo IMI S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili. I rapporti sono inquadrati nell'ambito degli accordi-quadro stipulati tra la Banca e i suddetti soci nel novembre 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a Sanpaolo IMI S.p.A. e BNP Paribas S.A. e della stipula di un Patto di Sindacato fra i tre soci citati, in forza del quale gli stessi hanno sostanzialmente esercitato il controllo congiunto della società fino al 1° maggio 2005, data nella quale il Patto di Sindacato è cessato nell'efficacia.
Gli accordi-quadro, la cui scadenza era fissata al 14 marzo 2006 e ai quali veniva data attuazione attraverso accordi contrattuali, consentirono alla Banca di beneficiare del know-how specialistico dei due importanti gruppi bancari e prevedevano che Sanpaolo IMI S.p.A. (oggi Intesa Sanpaolo) assumesse il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas S.A. mantenesse il ruolo di interlocutore di riferimento principalmente per il credito al consumo, il leasing, il factoring e la bancassicurazione, attraverso le società partecipate in comune con Banca CR Firenze S.p.A.
Le collaborazioni con i citati gruppi sono regolarmente proseguite anche dopo la cessazione dell'efficacia del Patto di Sindacato, in una logica di reciproca convenienza e considerata anche la loro validità.
Con i soci Sanpaolo IMI S.p.A. e BNP Paribas S.A. sono state condotte in passato diverse transazioni aventi ad oggetto partecipazioni e rami d'azienda, sul merito delle quali sono state fornite informative nei bilanci e nelle redazioni periodiche dei precedenti esercizi.
Per quanto riguarda l'esercizio 2006 sono da mettere in evidenza le seguenti operazioni di seguito descritte.
Il 12 dicembre è stato stipulato un accordo con la succursale italiana di Cortal Consors S.A., società francese del gruppo BNP Paribas S.A., per la cessione della rete italiana di Promotori Finanziari (circa 160 unità) di Cortal Consors S.A. a Banca CR Firenze S.p.A. L'operazione sarà attuata una volta ottenute le autorizzazioni da parte delle autorità competenti. Alla data della stipula le masse gestite dalla Rete ammontavano a circa 430 milioni di euro. A queste viene riconosciuto un valore d'avviamento, da calcolare secondo un articolato metodo che prevede verifiche e determinazioni delle masse gestite dalla Rete di promotori in date successive alla data di efficacia contrattuale. Qualora le consistenze rimanessero quelle alla data del contratto, o andassero ad incrementarsi, l'avviamento massimo da riconoscere sarebbe di circa 5,4 milioni di euro, corrispondente all'1,25% delle masse. La congruità del valore di avviamento è stata confermata dal parere di un esperto.

Nel corso del 2006 hanno anche trovato definitiva sistemazione gli accordi presi nel 2002 con Sanpaolo IMI S.p.A. relativi alla cessione a quest'ultima della partecipazione detenuta da Banca CR Firenze S.p.A. in IMI Investimenti S.p.A., sul merito dei quali si è dettagliatamente riferito nel bilancio del suddetto esercizio. In particolare è stata condotta, come previsto, una valutazione con riferimento ai dati al 31 dicembre 2005 di uno dei più importanti cespiti del patrimonio di IMI Investimenti S.p.A., vale a dire la partecipazione in H3G Italia S.p.A. allo scopo di verificare l'esistenza dei presupposti per un'integrazione del corrispettivo riconosciuto a suo tempo.
Banca CR Firenze S.p.A. insieme agli altri soggetti che nel 2002 avevano venduto le azioni Imi Investimenti S.p.A. a Sanpaolo IMI S.p.A., hanno quindi incaricato ciascuno un proprio advisor per la determinazione del valore della società, accordandosi successivamente per la corresponsione di un'integrazione al prezzo corrispondente ad una valutazione di H3G Italia S.p.A. mediana rispetto a quella dei due advisor. In definitiva Sanpaolo IMI S.p.A. ha corrisposto a Banca CR Firenze S.p.A. circa 3,8 milioni di euro quale integrazione al prezzo per la cessione della partecipazione del 5% in IMI Investimenti S.p.A.
Nel mese di giugno del 2006 Banca CR Firenze ha acquisito la quota in Centro Leasing Banca S.p.A. detenuta da Sanpaolo IMI S.p.A., non più interessata alla sua detenzione in quanto ritenuta non strategica, pari a circa il 12% del capitale sociale della Centro Leasing Banca S.p.A. Il corrispettivo complessivo pattuito ammonta a circa 21,2 milioni di euro (5,5 euro per azione) ed è stato determinato in coerenza con le valutazioni effettuate da un esperto indipendente. Al medesimo prezzo di 5,5 euro per azione Banca CR Firenze ha successivamente venduto parte delle azioni acquistate da Sanpaolo IMI S.p.A., pari a circa il 6% del capitale sociale di Centro Leasing Banca S.p.A, a BNP Paribas Lease Group, in modo da parificare le partecipazioni di Banca CR Firenze e del Gruppo BNP Paribas in Centro Leasing Banca S.p.A., per un corrispettivo complessivo pari a circa 10,7 milioni di euro.

c) Controllate

Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo, che in estrema sintesi vede le banche italiane controllate focalizzate sul presidio delle relazioni con la clientela sul territorio e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internationale S.A. rispettivamente specializzate nella predisposizione dell'offerta di bancassicurazione e di fondi comuni d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici e la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di coordinatore complessivo dell'azione di Gruppo e di fornitore di diversi servizi accentrati per tutte le banche del Gruppo.
Le transazioni infragruppo avvengono sulla base di specifiche convenzioni ed a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.
Allo scopo di razionalizzare l'assetto societario del Gruppo è stata avviata nel dicembre del 2005 e conclusa il 1° luglio 2006 l'operazione di incorporazione della Cassa di Risparmio di Mirandola S.p.A. nella Capogruppo Banca CR Firenze S.p.A.
E' in corso un programma di razionalizzazione della rete di sportelli del Gruppo che prevede, tra le diverse iniziative, scambi di filiali fra le banche del Gruppo stesso allo scopo di meglio focalizzare le presenze delle singole banche nei rispettivi territori d'elezione.
Rientra in tale programma, così come negli accordi stipulati nel 2003 fra Banca CR Firenze S.p.A. e Fondazione Cassa di Risparmio della Spezia per la cessione della quota di maggioranza nella Cassa di Risparmio della Spezia S.p.A., la cessione da Banca CR Firenze S.p.A. a Cassa di Risparmio della Spezia S.p.A. di 10 filiali poste nella provincia di Massa Carrara (operazione perfezionata in data 1° gennaio 2007 e che non presenta riflessi sul bilancio 2006; vedere in proposito Sezione G "Operazioni di aggregazione aziendale" della presente nota integrativa). Per il ramo d'azienda oggetto di cessione, la cui entità è sintetizzabile nei dati di raccolta diretta (circa 177

milioni di euro), impieghi a clientela (circa 160 milioni di euro) e raccolta indiretta (circa 235 milioni di euro), Cassa di Risparmio della Spezia S.p.A. ha corrisposto a Banca CR Firenze S.p.A. a titolo d'avviamento un importo complessivo di circa 30,3 milioni di euro, determinato di comune accordo con il supporto di un qualificato advisor.

d) Collegate
Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., società cui il Gruppo fa riferimento per le operazioni dei rispettivi comparti, sono supportate finanziariamente da Banca CR Firenze S.p.A.; le operazioni con società collegate sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere a condizioni in linea con il mercato.

e) Joint ventures
Rientra in questa categoria il Gruppo Findomestic, supportato finanziariamente in misura significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico. Rientra in questa categoria anche la società Soprarno SGR S.p.A. costituita nel corso del 2006, peraltro non ancora operativa.
Le operazioni con *joint ventures* sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere comunque a condizioni in linea con il mercato.

f) Dirigenti con responsabilità strategiche
Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale ed include, oltre al Direttore Generale ed ai due Vice Direttori Generali, sei Direttori Centrali della Banca che hanno, per questo, responsabilità strategiche; nella precedente Sezione 1 sono indicate le retribuzioni di tali soggetti, oltre a quelle degli Amministratori e dei Sindaci.

g) Altre parti correlate
Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Banca CR Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente e delle società agli stessi riconducibili.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono di seguito riportate in una tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi di bilancio patrimoniali ed economici.

Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate

In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nelle tabelle di seguito riportate sono fornite le informazioni quantitative sulle transazioni con parti correlate evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico e sui flussi finanziari della Banca.

	Attività finanziarie (1)	Incidenza sul totale	Crediti verso clientela	Incidenza sul totale	Crediti verso banche	Incidenza sul totale	Debiti verso clientela	Incidenza sul totale	Debiti verso banche	Incidenza sul totale	Garanzie rilasciate	Incidenza sul totale	Margine di contribuzione (2)	Incidenza sull'Utile
a) Controllante														
b) Entità esercitanti influenza notevole sulla Società							32	0,39%		0,02%	2	0,28%	n.s.	0,08%
c) Controllate	17	98,77%	40	0,39%	186	10,90%	32	0,39%	113	20,56%	34	4,84%	2	0,85%
d) Collegate			145	1,49%	212	12,42%	11	0,16%	47	4,44%		0,03%	2	0,85%
e) Joint ventures					246	43,72%			30	2,83%	6	0,47%	2	0,83%
f) Dirigenti con responsabilità strategiche			1	0,01%			1	0,01%					n.s.	0,01%
g) Altre parti correlate			13	0,13%			221	2,72%			2	0,28%	1	0,42%
Totale	17	98,77%	199	1,99%	1.144	67,64%	297	3,67%	190	36,07%	44	6,10%	7	2,92%

(1) Si riferisce a prestiti subordinati computabili nel patrimonio della Banca.

(2) Corrisponde al margine di intermediazione: margine d'interesse più margine da servizi.

Nella seguente tabella viene riportata l'incidenza delle operazioni con parti correlate sui flussi finanziari della Banca; a tal fine è stato predisposto un apposito rendiconto finanziario con il metodo indiretto.

ATTIVITA' OPERATIVA	31 dicembre 2006
Gestione	7
margine di contribuzione all'utile d'esercizio delle parti correlate	7
Liquidità generata/assorbita dalle attività finanziarie	102
crediti verso banche	(176)
crediti verso clientela	278
Liquidità generata/assorbita dalle passività finanziarie	(38)
debiti verso banche	(53)
debiti verso clientela	15
Liquidità netta generata/assorbita dall'attività operativa delle parti correlate	71
ATTIVITA' DI INVESTIMENTO	
Liquidità generata da:	83
vendita partecipazioni (Centro Leasing Banca S.p.A. a BNP Paribas S.A.)	11
dividendi incassati su partecipazioni (società controllate, collegate, joint venture, ecc.)	72
Liquidità assorbita da:	(129)
acquisti di partecipazioni (Banca C.R. Firenze Romania S.A., Centro Leasing Banca S.p.A. da Sanpaolo IMI S.p.A., Soprarno SGR S.p.A.)	(53)
acquisti (o incrementi) di attività immateriali (avviamento di CR Mirandola S.p.A.)	(76)
Liquidità netta generata/assorbita dall'attività d'investimento delle parti correlate	(46)
ATTIVITA' DI PROVVISTA	
emissioni/acquisti di azioni proprie (stock options dirigenti)	2
distribuzione dividendi a parti correlate	(40)
sottoscrizione aumento di capitale a pagamento effettuato da parti correlate	101
Liquidità netta generata/assorbita dall'attività di provvista delle parti correlate	63
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO DALLE PARTI CORRELATE	88

Parte I - ACCORDI DI PAGAMENTO BASATI SU PROPRI STRUMENTI PATRIMONIALI

A – INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock option) a favore dei Direttori Generali e dei Dirigenti delle società bancarie del Gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione, che in forza delle stesse ha deliberato i seguenti piani di stock option;

≠ la *prima tranche del piano,* riguardante complessivamente *4 milioni di azioni,* è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere, dal 16 ottobre 2003 al 16 ottobre 2006, azioni della Banca di nuova emissione ad un prezzo unitario di € 1,225;

≠ la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi *6 milioni di azioni,* esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di € 1,103 per azione; in proposito si precisa che in seguito alle operazioni sul capitale sociale deliberate dall'Assemblea dei Soci del 27 aprile 2006, descritte nella Relazione sulla Gestione, i termini relativi al numero di azioni ed al prezzo unitario di esercizio hanno subito variazioni, senza peraltro modificare il beneficio economico del piano.

L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca, ai sensi dell'articolo 2358 3° comma del Codice Civile.

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quella di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005.
Il piano di *stock options* attualmente in vigore è relativo alla *seconda tranche* sopra citata; per tale piano è stato pertanto determinato il *fair value* delle opzioni assegnate e si è provveduto ad imputare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004, mentre le quote di competenza degli esercizi 2005 e 2006 sono state rilevate nei conti economici dei rispettivi anni.

B – INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2, si riporta di seguito l'informativa sulle variazioni ed il dettaglio dei piani di stock options riferiti ai Direttori Generali e ai Dirigenti delle società bancarie del Gruppo.

- *Prima tranche del piano:*

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2006			31 dicembre 2005		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**241.181**	**1,22500**	**289**	**1.087.210**	**1,22500**	**653**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni						
C. Diminuzioni	**241.181**	**1,22500**		**846.029**	**1,22500**	
C.1 Annullate						
C.2 Esercitate	241.181	1,22500		846.029	1,22500	
C.3 Scadute						
C.4 Altre variazioni						
D. Rimanenze finali				**241.181**	**1,22500**	**289**
E. Opzioni esercitabili alla fine dell'esercizio				**241.181**	**1,22500**	**289**

- *Seconda tranche del piano (esercitabile dal 1° agosto 2006):*

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2006		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**6.540.780**	**0,97300**	**1.096**
B. Aumenti			
B.1 Nuove emissioni			
B.2 Altre variazioni			
C. Diminuzioni	**3.992.352**	**0,97300**	
C.1 Annullate			
C.2 Esercitate	3.992.352	0,97300	
C.3 Scadute			
C.4 Altre variazioni			
D. Rimanenze finali	**2.548.428**	**0,97300**	**944**
E. Opzioni esercitabili alla fine dell'esercizio	**2.548.428**	**0,97300**	**944**

(1) Trattandosi di un'unica scadenza, per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.

(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.

ELENCO DELLE ATTIVITA' FINANZIARIE DISPONIBILI PER LA VENDITA ("AFS") COSTITUITE DA PARTECIPAZIONI MINORITARIE ACQUISITE AI FINI DI INVESTIMENTO, DETENUTE ALLA DATA DI CHIUSURA DELL'ESERCIZIO (importi in euro)

ENTE O SOCIETA'	Valore nominale	Valore di bilancio al 31/12/06	Quota %	Capitale Sociale della società partecipata (1)	Valore unitario azioni	Numero azioni o quote
Engineering S p.A.	255.000,00	3.392.000	0,800%	31.875.000,00	2,550	100.000
Immobiliare Novoli S.p.A.	5.160.000,00	21.179.000	25,000%	20.640.000,00	5,160	1.000.000
Cassa dei Risparmi Di Forli' S.p.A.	11.096.076,00	60.472.948	11,614%	95.544.526,00	1,000	11.096.076
Cassa dei Risparmi Di Forli' S.p.A. (Azioni Privilegiate)	1.065.850,00	5.915.041	1,136%	95.544.526,00	1,000	1.065.850
Brain Technology S.p.A.	50.000,00	2.745.684	10,000%	500.000,00	0,500	100.000
Firenze Parcheggi S.p.A.	2.350.746,45	3.015.909	9,184%	25.595.157,50	51,650	45.513
Sanpaolo Imi Private Equity Scheme B.V.	8.000,00	649.000	8,000%	100.000,00	100,000	80
Banca d'Italia S.p.A.	2.941,12	58.627.586	1,885%	156.000,00	0,520	5.656
Fidi Toscana S.p.A.	6.397.456,00	6.401.951	8,883%	72.020.000,00	52,000	123.028
Sici - Sviluppo Imprese Centro Italia Sgr S p.A.	774.690,00	809.802	15,000%	5.164.600,00	516,460	1.500
P.B. (Recupero Piaggio) S.r.l.	5.902,40	6.895	4,960%	119.000,00	1,000	5.902
Ge.Pa Fin. - Garanzia Partec. Finanz. S.p.A.	6.000,00	5.340	1,000%	600.000,00	6,000	1.000
Protera S.r.l.	15.721,95	176.431	11,152%	140.981,00	1,000	15.722
Cbe Service S.P.R.L.	2.478,94	2.479	10,000%	24.789,40	24,789	100
Centro Affari E Convegni Di Arezzo S.r.l.	816.000,12	805.882	5,697%	14.323.688,51	1,000	816.000
Cancentro Servizi S.r.l.	5.165,00	5.165	5,165%	100.000,00	1,000	5.165
Welcome Italia S.p.A.	87.500,52	96.753	5,000%	1.750.000,00	1,000	87.501
Siena Parcheggi S.p.A.	206.560,00	155.568	4,444%	4.647.600,00	51,640	4.000
Eurobic Toscana Sud S.p.A.	16.380,00	14.207	3,120%	525.073,00	1,000	16.380
C.R.I.F. S.p.A.	74.320,00	4.868	1,266%	5.871.308,60	1,600	46.450
Patto 2000 S.c.r.l.	10.328,60	9.873	2,646%	390.428,64	258,220	40
Firenze Fiera S.p.A.	477.338,40	477.531	2,583%	18.483.105,96	3,960	120.540
Interporto della Toscana Centrale S.p.A.	241.500,00	219.886	2,000%	12.075.000,00	0,210	1.150.000
Grosseto Sviluppo S.p.A.	1.238,40	84	0,124%	999.997,68	5,160	240
Siteba S p.A.	30.859,92	59.561	1,187%	2.600.000,00	0,520	59.346
Societa' per i Servizi bancari - Ssb S.p.A.	73.272,94	130.458	0,681%	10.763.984,27	0,130	563.638
Societa' di Gestione per il Realizzo S.p.A.	12.267,50	63.356	0,416%	2.946.459,00	0,100	122.675
Marina di Cala Galera Circolo Nautico S.p.A.	5.676,00	4.149	0,367%	1.548.000,00	5,160	1.100
Seam-Societa' Eserc. Aerop. Maremma S.p.A.	10.000,00	6.882	0,283%	3.531.500,00	5,000	2.000
Centrale dei Bilanci S.r.l.	75.000,00	112.151	0,250%	30.000.000,00	3.000,000	25
Sia - Cedborsa S.p.A.	54.981,16	522.194	0,303%	18.123.683,76	0,520	105.733
Consorzio Ca Ri.Ce Se.	29.070,00	162.392	1,939%	1.499.349,00	0,510	57.000
S.W.I.F.T. S.C.	6.000,64	61.533	0,043%	14.021.375,00	125,000	48
Centrale del Latte Firenze Pistoia Livorno S p.A.	449,28	298	0,006%	7.256.704,00	0,520	864
Visa Europe Ltd.	20,00	20	0,013%	150.000,00	10,000	2
Answers S.p.A.	6.267,00	300.000	3,000%	208.882,00	1,000	6.267
SI Holding S.p.A.	1.418.863,20	7.981.648	5,255%	27.000.000,00	0,600	2.364.772
Ver Capital S.p.A.	240.000,00	297.000	16,000%	1.500.000,00	1,000	240.000
Centrofidi Terziario S.c.p.a.	600.000,00	1.200.000	8,955%	6.700.000,00	1,000	600.000
Banca Popolare Italiana (Ex Reti Bancarie) S.p.A.	36.555,00	131.561	0,002%	2.047.081.617,00	3,000	12.185
Profingest - Consorzio	5.165,00	2.317	0,185%	2.798.888,00	2.582,000	2
Raccorderie Metalliche S.p.A.	133.000,00	414.960	4,376%	3.039.000,00	1,000	133.000
Immobiliare La Marchesa S.p.A.	38.734,00	31.077	1,389%	2.788.866,00	7.746,850	5
Mirandola Arte e Cultura S.r.l.	1.000,00	1.000	1,000%	100.000,00	1.000,000	1
Sit S.p.A.	450.000,00	112.500	1,500%	30.000.000,00	1,000	450.000
TOTALE		174.764.918				

(1) Dati desunti dai bilanci al 31 dicembre 2005 ed aggiornati laddove si siano verificate variazioni nel corso del 2006.

Si precisa che per quanto riguarda la partecipazione in Immobiliare Novoli S.p.A., nella quale la Banca detiene un' interessenza del 25%, la classificazione tra le "Attività finanziarie disponibili per la vendita" deriva dalla natura essenzialmente finanziaria dell'investimento operato sul capitale della società, nei confronti della quale infatti non viene esercitata alcuna influenza notevole così come definita dallo IAS 28.

ELENCO DELLE OBBLIGAZIONI CONVERTIBILI
(importi in euro)

Descrizione	Scadenza	Prezzo medio di carico 31/12/2006	Prezzo medio di carico 31/12/2005	Valore Nominale 31/12/2006	Valore Nominale 31/12/2005	Valore di Bilancio 31/12/2006	Valore di Bilancio 31/12/2005
ALITALIA 7,50% 02/10 CV	22/07/2010	99,96	83,32	25,90	25,90	25,70	25,89
BANCA IFIS 4,375% 04/09 CV	16/07/2009	105,36	102,00	500.000,00	500.000,00	551.399,00	528.949,50

RENDICONTO ANNUALE DEI FONDI DI PREVIDENZA INTEGRATIVA ("FIP") SENZA AUTONOMA PERSONALITA' GIURIDICA

(Importi in euro)

Come evidenziato nella Parte B Sezione 12 - "Fondi per rischi ed oneri" della presente nota integrativa, nell'anno 1999 è stato costituito un Patrimonio di destinazione ai sensi dell'articolo 2117 c.c., relativo ai fondi di previdenza integrativi derivanti dagli accordi sindacali 21 maggio 1985 e 5 novembre 1998.
Su tali fondi viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto Patrimonio. A tal proposito si precisa che il rendimento annuale è costituito, per ogni Sezione o linea di investimento, dal rapporto tra le rendite rivenienti dalla gestione (al netto dei relativi costi) e la giacenza media del rispettivo Patrimonio.

Tenuto conto delle risultanze contabili, il Patrimonio di destinazione alla data di chiusura dell'esercizio è così composto:

	31 dicembre 2006	31 dicembre 2005
- Sezione "ordinaria" (a prestazione definita) - accordi 21 maggio 1985 e 5 novembre 1998	114.297.658,26	117.939.656,79
- Sezione "ordinaria" (a prestazione definita) - Patrimonio	*117.303.032,40*	
- Sezione "ordinaria" (a prestazione definita) - Riserva "available for sale"	*-3.005.374,14*	
- Sezione "speciale" (a contribuzione definita) - accordo 5 novembre 1998	25.931.152,01	20.436.098,25
Totale	140.228.810,27	138.375.755,04

L'importo relativo alla Sezione "speciale", i cui iscritti hanno la possibilità di investire le somme loro spettanti in base a tre linee d'investimento (prudenziale, bilanciata e aggressiva), risulta così ripartito:

	31 dicembre 2006	31 dicembre 2005
- linea Prudenziale	5.881.003,57	4.775.526,34
- linea Bilanciata	6.995.475,19	5.092.895,27
- linea Aggressiva	13.054.673,25	10.567.676,64
Totale Patrimonio FIP Sezione "speciale"	25.931.152,01	20.436.098,25

PATRIMONIO FIP SEZIONE "ORDINARIA" (A PRESTAZIONE DEFINITA) - ACCORDI 21 MAGGIO 1985 E 5 NOVEMBRE 1998

	31 dicembre 2006	31 dicembre 2005
- Liquidita'	11.432.228,26	51.167.788,79
- Investimenti mobiliari	102.865.430,00	67.223.268,00
Titoli non immobilizzati	*101.110.000,00*	*66.082.500,00*
Ratei attivi su titoli non immobilizzati	*1.755.430,00*	*1.140.768,00*
Totale Investimenti della Sezione "ordinaria"	114.297.658,26	118.391.056,79
Fondo per rischi ed oneri su operazioni fuori bilancio		*(451.400,00)*
Totale passività della Sezione "ordinaria"		(451.400,00)
Totale Patrimonio FIP Sezione "ordinaria"	114.297.658,26	117.939.656,79

Le entrate dell'esercizio della Sezione "ordinaria" del FIP sono così costituite:

	31 dicembre 2006	31 dicembre 2005
- Rendite degli investimenti	11.932.452,09	14.359.217,01
Interessi attivi su titoli e scarti	*3.268.168,51*	*2.363.738,27*
Scarti di emissione su titoli italia	*6.804,00*	
Incasso premi su opzioni	*7.563.580,87*	*8.971.347,64*
Plusvalenze su vendita titoli	*427.170,37*	*1.865.113,60*
Rivalutazione titoli non immobilizzati		*19.778,48*
Dividendi su azioni	*104.351,00*	*71.000,00*
Contributo accordo 5 novembre 1998	*562.377,34*	*895.000,08*
Interessi su contributi sospesi anno 2005		*173.238,94*
- Incasso delle quote di contributi	3.599.005,61	17.507.847,78
A carico Banca CR Firenze S.p.A.	*2.987.812,06*	*2.731.073,40*
A carico Banca CR Firenze S.p.A. (anni precedenti)		*12.885.265,11*
A carico Cerit S.p.A.	*214.300,18*	*211.046,39*
A carico Cerit S.p.A. (anni precedenti)		*687.849,61*
A carico Ente Cassa di Risparmio di Firenze	*1.586,11*	*1.302,63*
A carico Ente Cassa di Risparmio di Firenze (anni precedenti)		*4.477,28*
A carico dei dipendenti della Banca	*334.888,53*	*331.602,05*
A carico dei dipendenti di Cerit S.p.A.	*16.885,69*	*16.431,29*
A carico dei dipendenti dell'Ente Cassa di Risparmio di Firenze	*871,04*	*842,13*
Interessi su contributi sospesi anni precedenti		*637.957,89*
- trasferimenti posizioni al fip	*42.662,00*	
Totale entrate	15.531.457,70	31.867.064,79

Le uscite dell'esercizio della Sezione "ordinaria" del FIP sono rappresentate da:

	31 dicembre 2006	31 dicembre 2005
- Costi degli investimenti	7.659.725,57	7.796.364,16
Perdite da negoziazione titoli	*5.877.725,57*	*5.474.464,31*
Premi su titoli pagati	*1.782.000,00*	*944.149,85*
Accantonamento al fondo per rischi e oneri su operazioni fuori bilancio		*298.000,00*
Svalutazione titoli non immobilizzati		*1.079.750,00*
- Pensioni erogate agli iscritti	8.328.154,17	7.962.830,92
- Spese amministrative e diverse	9.313,60	30.401,29
- Trasferimenti ad altri fondi	170.888,75	1.228,49
- Riserva AFS	3.005.374,14	
Totale uscite	19.173.456,23	15.790.824,86
Rendimento annuale della Sezione "ordinaria" del FIP	**3,84%**	**5,83%**

Si precisa che per la presente Sezione, in base agli accordi sindacali viene effettuato ogni 4 anni il calcolo della riserva matematica avvalendosi di un Attuario esterno, il quale evidenzia anche il calcolo annuale dei flussi finanziari e la relativa riserva matematica prospettica del quadriennio successivo. L'ultima verifica attuariale è stata effettuata con riferimento al 1° gennaio 2006 e a tale data, ipotizzando un tasso di rendimento in linea con i risultati effettivamente conseguiti nell'ultimo quadriennio, il calcolo annuale dei flussi finanziari ha evidenziato un avanzo tecnico; in proposito si ricorda che solo in presenza di un deficit gli accordi sindacali istitutivi del FIP prevedono una tolleranza del 2% per l'adeguamento automatico della cosiddetta "aliquota di equilibrio", applicata sulla retribuzione pensionabile ed attualmente pari a:
- per il personale della Banca iscritto ante 1° gennaio 1991: 3,25% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale della Cerit S.p.A. iscritto ante 1° gennaio 1991: 5,15% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale iscritto dal 1° gennaio 1991 al 27 aprile 1993: 3,25% a carico dell'azienda e 2% a carico del dipendente.

PATRIMONIO FIP SEZIONE "SPECIALE" (A CONTRIBUZIONE DEFINITA) - ACCORDO 5 NOVEMBRE 1998

	31 dicembre 2006	31 dicembre 2005
Linea Prudenziale		
- Investimenti mobiliari	4.308.228,13	163.806,20
Titoli e fondi non immobilizzati	4.235.004,76	160.800,03
Ratei su titoli non immobilizzati	73.223,37	3.006,17
- Liquidità	1.593.931,51	4.681.938,01
- Debitori diversi	584,18	3.136,47
Totale attività	5.902.743,82	4.848.880,68

Le entrate dell'esercizio della linea Prudenziale sono così costituite:

	31 dicembre 2006	31 dicembre 2005
- Rendite degli investimenti	537.638,26	513.302,66
Interessi attivi su titoli e scarti	*168.809,40*	*12.549,66*
Incasso premi su opzioni	*187.325,00*	*179.142,50*
Plusvalenze su vendita titoli	*162.100,14*	*231.614,07*
Rivalutazione titoli non immobilizzati	*2.326,66*	*750,00*
Contributo accordo 5 novembre 1998	*17.077,06*	*62.946,43*
Utilizzo fondo riacquisto opzioni		*15.500,00*
Dividendi su azioni		*10.800,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.004.467,57	857.949,37
Contributi aziendali	*826.288,48*	*691.592,92*
Contributi dipendenti	*126.427,43*	*109.672,74*
Contributi Cerit S.p.A.	*26.542,88*	*34.779,45*
Contributi Ente Cassa di Risparmio di Firenze	*25.208,78*	*21.904,26*
- Trasferimenti da altri fondi	147.295,00	136.254,81
Totale entrate	1.689.400,83	1.507.506,84

Le uscite dell'esercizio della linea Prudenziale sono rappresentate da:

	31 dicembre 2006	31 dicembre 2005
- Costi degli investimenti	366.466,41	225.773,18
Imposta sostitutiva 11%	*21.156,07*	*35.537,35*
Pagamento premi assicurativi	*5.244,79*	*5.238,62*
Perdite da negoziazione titoli	*66.670,55*	*142.959,71*
Pagamento premi su opzioni	*53.250,00*	*42.037,50*
Accantonamento fondo riacquisto opzioni		
Altre spese di gestione		
Svalutazione titoli non immobilizzati	*220.145,00*	
- Trasferimenti - capitale	215.771,17	94.280,56
- Trasferimenti - rendimento dell'anno	584,18	1.016,99
- Spese generali (bollo su estratti conto)	517,66	312,18
Totale uscite	583.339,42	321.382,91

Rendimento annuale della linea Prudenziale	**3,63%**	**7,98%**

Linea Bilanciata	**31 dicembre 2006**	**31 dicembre 2005**
- Investimenti mobiliari	2.892.558,08	327.612,33
Titoli e fondi non immobilizzati	*2.842.660,00*	*321.600,00*
Ratei su titoli non immobilizzati	*49.898,08*	*6.012,33*
- Liquidità	4.151.144,55	4.901.797,63
- Debitori diversi	3.403,91	5.503,98
Totale attività	7.047.106,54	5.234.913,94

Le entrate dell'esercizio della linea Bilanciata sono così costituite:

- Rendite degli investimenti	1.077.132,62	820.430,17
Interessi attivi su titoli e scarti	*115.302,75*	*14.679,83*
Incasso premi su opzioni	*376.680,00*	*298.300,00*
Plusvalenze su vendita titoli	*514.726,85*	*409.629,23*
Rivalutazione titoli non immobilizzati		*1.500,00*
Contributo accordo 5 novembre 1998	*70.423,02*	*53.521,11*
Utilizzo fondo riacqusto opzioni		*24.800,00*
Dividendi su azioni		*18.000,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.339.849,13	1.016.420,13
Contributi aziendali	*1.092.890,93*	*791.076,73*
Contributi dipendenti	*165.120,23*	*125.695,59*
Contributi Cerit S.p.A.	*72.363,90*	*90.833,44*
Contributi Ente Cassa di Risparmio di Firenze	*9.474,07*	*8.814,37*
- Trasferimenti da altri fondi	548.075,56	210.509,61
Totale entrate	2.965.057,31	2.047.359,91

Le uscite dell'esercizio della linea Bilanciata sono rappresentate da:

- Costi degli investimenti	686.928,80	445.652,49
Imposta sostitutiva 11%	*48.227,44*	*46.320,84*
Pagamento premi assicurativi	*5.458,36*	*5.166,12*
Perdite da negoziazione titoli	*236.128,00*	*292.265,53*
Pagamento premi su opzioni	*254.925,00*	*101.900,00*
Svalutazione titoli non immobilizzati	*142.190,00*	
- Trasferimenti - capitale	368.103,65	10.035,89
- Trasferimenti - rendimento dell'anno	3.403,91	17,83
- Spese generali (bollo su estratti conto)	637,12	305,73
Totale uscite	1.059.073,48	456.011,94
Rendimento annuale della linea Bilanciata	**7,57%**	**10,33%**

	31 dicembre 2006	**31 dicembre 2005**
Linea Aggressiva		
- Investimenti mobiliari	3.600.290,05	
Titoli e fondi non immobilizzati	*3.538.850,00*	
Ratei su titoli non immobilizzati	*61.440,05*	
- Liquidità	9.594.270,44	10.845.765,90
- Debitori diversi	1.140,57	11.666,10
Totale attività	13.195.701,06	10.857.432,00

Le entrate dell'esercizio della linea Aggressiva sono così costituite:

- Rendite degli investimenti	3.116.611,96	1.894.874,14
Interessi attivi su titoli e scarti	*141.473,85*	*1.504,40*
Incasso premi su opzioni	*1.129.585,00*	*1.046.259,41*
Plusvalenze su vendita titoli	*1.665.845,47*	*663.014,23*
Contributo accordo 5 novembre 1998	*179.707,64*	*116.136,10*
Utilizzo fondo riacquisto opzioni		*20.900,00*
Dividendi su azioni		*47.060,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.817.767,26	1.690.641,90
Contributi aziendali	*1.557.796,48*	*1.445.133,53*
Contributi dipendenti	*252.713,22*	*232.049,62*
Contributi Cerit S.p.A.	*4.431,24*	*10.774,46*
Contributi Ente Cassa di Risparmio di Firenze	*2.826,32*	*2.684,29*
- Trasferimenti da altri fondi	50.074,82	16.717,56
Totale entrate	4.984.454,04	3.602.233,60

Le uscite dell'esercizio della linea Aggressiva sono rappresentate da:

- Costi degli investimenti	1.984.797,00	854.725,70
Imposta sostitutiva 11%	*139.887,24*	*128.557,67*
Pagamento premi assicurativi	*14.390,89*	*15.651,77*
Perdite da negoziazione titoli	*786.758,87*	*326.103,76*
Pagamento premi su opzioni	*854.060,00*	*384.412,50*
Svalutazione titoli non immobilizzati	*189.700,00*	
- Trasferimenti - capitale	509.443,52	154.137,46
- Trasferimenti - rendimento dell'anno	1.140,57	1.797,69
- Spese generali (bollo su estratti conto)	935,77	635,97
Totale uscite	2.496.316,86	1.011.296,82
Rendimento annuale della linea Aggressiva	**11,22%**	**13,27%**

Per la Sezione "speciale" si precisa che le voci "Contributi Cerit S.p.A." e "Contributi Ente Cassa di Risparmio di Firenze" sono comprensive degli importi a carico, rispettivamente, dei lavoratori dipendenti e del datore di lavoro.

Rendiconto Annuale del Fondo Pensione Aperto a contribuzione definita "CRF PREVIDENZA"

RELAZIONE SULLA GESTIONE ESERCIZIO 2006

La presente relazione accompagna il rendiconto dell'esercizio 2006, redatto in osservanza al principio di chiarezza, che rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e l'andamento dell'esercizio di ciascuno dei quattro comparti del fondo e, in osservanza alle direttive impartite dalla Commissione di Vigilanza sui Fondi Pensione, comprende per ciascun comparto i seguenti documenti:

1. Stato Patrimoniale
2. Conto Economico
3. Nota integrativa

Descrizione generale della situazione del fondo a fine esercizio

Il Fondo, istituito da Banca CR Firenze con delibera del Consiglio di Amministrazione del 13 novembre 2000 e iscritto al n. 110 dell'Albo tenuto dalla Commissione di Vigilanza, ha iniziato la sua operatività in data 18 giugno 2001.

Nell'esercizio 2006, il collocamento del Fondo è avvenuto tramite tutte le banche del Gruppo Banca CR Firenze, e precisamente: Banca CR Firenze SPA (che da luglio 2006 ha incorporato Cassa di Risparmio di Mirandola SPA), Cassa di Risparmio di Pistoia e Pescia SPA, Cassa di Risparmio di Civitavecchia SPA, Cassa di Risparmio di Orvieto SPA e Cassa di Risparmio della Spezia SPA.

Pur nella parziale disillusione registrata all'inizio dell'anno tra gli operatori per il differimento (temporaneo, vista l'evoluzione normativa dell'ultimo trimestre dell'anno) al 2008 della riforma previdenziale, CRF PREVIDENZA ha mantenuto una particolare intraprendenza continuando a collocarsi, tra tutti i fondi pensione aperti che operano in Italia, al primo posto per nuove adesioni e nella rosa del top five per raccolta di contributi.

A conferma, inoltre, della forte focalizzazione sulle opportunità offerte dal settore, gli accadimenti legislativi che hanno portato all'approvazione (per certi versi frettolosa e quindi disorganica) dei provvedimenti anticipativi al 2007 della riforma della previdenza integrativa e della disciplina del TFR non hanno colto impreparate le strutture di supporto all'attività del fondo, tanto che CRF Previdenza ha provveduto già dal 27 dicembre al deposito presso COVIP della richiesta di approvazione degli adeguamenti normativi introdotti.

Il consolidamento dell'elevato trend di crescita viene confermato dall'incremento di circa l'80% nel patrimonio (attivo netto al 31 dicembre 2006 più contributi del mese di dicembre registrati nei conti d'ordine).

A fine 2006 al Fondo aderivano n° 23.741 aderenti, così ripartiti nelle 4 linee di investimento, come riportato nelle segnalazioni COVIP del 4° trimestre 2006:

- Comparto 1 - n. 5.304 (di cui 151 su base collettiva)
- Comparto 2 - n. 10.639 (di cui 230 su base collettiva)
- Comparto 3 - n. 5.563 (di cui 211 su base collettiva)
- Comparto 4 - n. 2.235 (di cui 103 su base collettiva)

Fra le nuove adesioni su base collettiva, tutte relative ad aziende del Gruppo, la più significativa, da un punto di vista patrimoniale, è certamente stata rappresentata dai dipendenti di Cassa di Risparmio di Civitavecchia, il cui conferimento iniziale è ammontato complessivamente a circa 8,8 milioni di Euro.

Descrizione generale dell'andamento complessivo della gestione

Il patrimonio del fondo è stato gestito nel rispetto dei limiti e delle condizioni stabiliti dalla normativa vigente e dal Regolamento del Fondo, avendo come riferimento l'esclusivo interesse degli iscritti.

È stato conferito a Eurizon Capital SGR S.p.A., con Sede Legale in Milano – via Visconti di Modrone n° 11/15, l'incarico di effettuare specifiche scelte di investimento concernenti le singole linee, con riferimento all'intero patrimonio delle stesse e a tutti i mercati e le tipologie di strumenti finanziari consentiti dal regolamento del Fondo; l'incarico è svolto da Eurizon Capital SGR S.p.A. nel rigoroso rispetto, in particolare, dei criteri di allocazione del risparmio definiti di tempo in tempo dalla Banca CR Firenze S.p.A. in coerenza con la politica di investimento definita per ciascuna linea e dei limiti previsti dal Decreto del Ministro del Tesoro 21 novembre 1996 n. 703.

In ogni caso Banca CR Firenze S.p.A. si è riservata il diritto di effettuare investimenti anche direttamente in tutti gli strumenti finanziari per i quali è stata rilasciata delega.

La delega non comporta esonero o limitazione di responsabilità del soggetto gestore, ha durata predeterminata ed è revocabile in qualunque momento previa semplice comunicazione scritta tramite raccomandata a.r.

Il soggetto gestore opera altresì un costante controllo sulla rispondenza dell'esecuzione delle attività delegate alle istruzioni periodicamente impartite a Eurizon Capital SGR S.p.A.

Outlook macroeconomico

Il 2006 è stato un anno di crescita sostenuta per l'economia mondiale: nello specifico la crescita della zona euro è risultata in accelerazione rispetto al 2005 mentre si è registrato un rallentamento dell'economia USA a partire dal secondo trimestre dell'anno. Dopo un iniziale deciso rialzo dell'inflazione, a causa dell'incremento del prezzo del petrolio, si è osservato un suo successivo contenimento. Il clima economico favorevole ha generalmente sostenuto i mercati finanziari: i guadagni maggiori si sono registrati nei mercati azionari, ma nell'ultimo periodo dell'anno è migliorata anche la performance dei mercati obbligazionari.

Usa

La crescita media del 2006 si è attestata sugli stessi livelli del 2005 (3.2%), ma questo sarà ricordato come un anno di rallentamento per l'economia USA. Infatti dopo una forte crescita nel corso del I trimestre, l'economia americana è cresciuta sotto il potenziale per il resto dell'anno. Il rallentamento è stato confinato ai settori immobiliare ed industriale, mentre l'andamento dei consumi è rimasto ben supportato dalla crescita del reddito disponibile e dell'occupazione.

L'inflazione, che aveva chiuso il 2005 oltre il 3% a/a, è rimasta molto elevata per larga parte dell'anno, toccando un massimo al 4.3% a/a in giugno. Successivamente, grazie al

ridimensionamento del prezzo del petrolio, l'inflazione ha subito un brusco calo, chiudendo l'anno attorno al 2% a/a.

Zona euro

L'economia della zona euro ha invece osservato una decisa accelerazione rispetto ai livelli dell'anno precedente. Le stime di crescita per l'intero 2006 sono pari al 2.7% in media annua mentre nel 2005 si era registrata una crescita del Pil pari all'1.4%. La crescita economica è stata determinata in particolare dal segmento industriale, mentre solo verso la conclusione dell'anno i consumi hanno dato segnali di vivacità.
Anche per la zona euro si sono osservati i benefici effetti della riduzione del prezzo del petrolio sul livello di inflazione: per larga parte dell'anno la crescita dell'inflazione è stata superiore al 2% a/a, raggiungendo il 2.5% a/a tra aprile e giugno, successivamente ha iniziato un calo che l'ha portata ad attestarsi attorno all'1.9% a/a.

Resto del mondo

La crescita mondiale è stata elevata nel corso del 2006 (si stima un 5.1% medio annuo, rispetto al precedente +4.5%). Molto positiva la crescita dei Paesi Emergenti, con livelli di inflazione generalmente stabili. La crescita giapponese è rimasta attorno al 2% medio annuo, ma a partire dalla seconda metà dell'anno si sono osservati segnali di rallentamento, in particolare nei consumi. L'inflazione, sebbene positiva, risulta ancora molto bassa.

Mercati azionari

Usa

Il mercato azionario USA ha riportato una ottima performance nel corso del 2006, con un guadagno espresso in dollari pari a circa il 14% (che scende però all'1.9% se misurata in euro). Dopo il graduale rialzo dei primi mesi dell'anno, il mercato ha subito una severa correzione di circa l'8%, nel periodo maggio-giugno caratterizzato dall'acuirsi dei timori inflazionistici. La moderazione dei rischi di inflazione nell'economia USA e la fine dei rialzi dei tassi Fed ha permesso quindi, a partire dal mese di giugno, una decisa risalita del mercato, proseguita senza interruzioni.

Zona euro

Un simile andamento è stato quello riportato dall'indice euroSTOXX che ha guadagnato nel corso del 2006 circa il 20%: la correzione di maggio-giugno ha portato l'indice al di sotto dei livelli di inizio anno, ma il migliorato contesto economico ha riportato fiducia, consentendo alle borse di intraprendere una crescita decisa.

Giappone

Il mercato giapponese ha inizialmente sperimentato un andamento simile a quello dei mercati azionari USA e della zona euro: dopo i primi mesi di crescita ha subito una pesante correzione nei mesi di maggio-giugno, concomitante con gli storni dei principali mercati. Successivamente non è stato in grado di recuperare, al contrario degli altri mercati, e si è mosso lateralmente, mostrando solo un modesto trend in crescita, evidente in particolare nell'ultimo mese dell'anno. La performance in yen da inizio anno è circa pari al 2%, che

diventa però fortemente negativa (-9.4%) se misurata in euro, a causa del forte calo registrato dallo yen.

Resto del mondo
Nel complesso i mercati azionari mondiali sono stati positivi nel 2006: l'indice MSCI World ha riportato un guadagno pari a circa il 13.5%, se espresso in dollari, avendo reagito positivamente alla correzione che ha colpito le borse nei mesi di maggio e giugno. In euro la performance è pari al 5.5%.

Mercati obbligazionari

Rendimenti USA
I rendimenti obbligazionari USA sulla scadenza decennale hanno iniziato il 2006 al livello del 4.4% e l'hanno chiuso attestandosi attorno al livello di 4.70%. Il modesto movimento al rialzo nasconde in realtà una elevata volatilità: all'inizio dell'anno, infatti, i tassi hanno riportato una decisa risalita, supportata dai timori inflazionistici, raggiungendo il livello massimo del 5.24% per la scadenza decennale. Successivamente, a partire dalla seconda metà dell'anno, hanno iniziato una correzione, sostenuta dalla moderazione della crescita e dalla riduzione dei timori di inflazione persistente, portandosi a sfiorare il minimo dell'anno al livello del 4.30%. La tendenza del decennale è stata seguita anche dai titoli con scadenza a due anni ma l'ampiezza del loro movimento complessivo è stata di dimensione maggiore, tanto che la curva dei tassi si è progressivamente invertita. A fine 2005 lo spread tra dieci e due anni era pari a -1 pb mentre a fine 2006 si è attestato attorno al livello di -10 pb.

Rendimenti zona euro
Anche i rendimenti europei si sono portati ad un livello superiore rispetto a quello del 2005. Nella prima parte dell'anno si è assistito ad un deciso incremento dei tassi, passati per il decennale tedesco dal 3.30% di inizio gennaio ad un massimo raggiunto al 4.14% nel mese di maggio. Il movimento è stato in parte recuperato a partire dalla seconda metà dell'anno in seguito alla riduzione delle preoccupazioni inflazionistiche: a fine 2006, il decennale tedesco si è attesto attorno al livello del 3.95%. Il calo dei rendimenti europei nella seconda metà dell'anno è stato però inferiore a quello sperimentato negli USA e lo spread USA – Germania, sulla scadenza decennale, è passato nell'anno da 108 pb a 75 pb. La curva europea, nell'anno, ha subito un progressivo appiattimento, causato dall'aumento dei tassi a breve. Lo spread dieci-due anni infatti è passato da un livello pari a 45 pb alla fine del 2005 a soli 5 pb registrati a fine 2006.

Mercato corporate
I rendimenti dei titoli corporate Investment Grade si sono mossi coerentemente con i titoli governativi sia negli USA sia nella zona euro, tanto che gli spread si sono mantenuti sugli stessi livelli di inizio anno. Per i titoli High Yield si è sperimentata una decisa riduzione degli spread, pari a circa 86 pb nell'anno.

Paesi Emergenti
Gli spread dei Paesi Emergenti hanno registrato una riduzione (circa -60 pb nell'anno). Il mercato ha sperimentato un importante storno nei mesi di maggio e giugno, causato da

temporanei e diffusi timori di peggioramento dei fondamentali. Successivamente si è avuta una inversione di tendenza con un movimento in calo, iniziato a partire dalla seconda metà dell'anno, che ha più che recuperato le perdite subite.

Politica monetaria

Usa
I tassi ufficiali USA hanno iniziato il 2006 al livello del 4.25%. La Fed, osservando una crescita positiva ed una continua accelerazione dei prezzi, inizialmente ha continuato con i rialzi moderati dei tassi, intrapresi a partire da giugno 2004. I movimenti si sono interrotti ad agosto (tasso ufficiale fermo al 5.25%) in seguito alla moderazione dell'inflazione e al peggioramento delle condizioni del mercato immobiliare.

Zona euro
Ad inizio anno i tassi nella zona euro erano pari al 2.25%. La BCE ha effettuato graduali manovre di rialzo dei tassi ufficiali, per contrastare l'incremento dell'inflazione. Nonostante la moderazione del prezzo del petrolio nella seconda metà del 2006, sono proseguiti i rialzi, dato che le condizioni monetarie apparivano ancora espansive. Il tasso ufficiale ha chiuso l'anno al livello del 3.5%.

Giappone
Nel mese di luglio la Banca Centrale del Giappone ha deciso di concludere la lunga politica monetaria espansiva di tassi a zero, inziata nel 2001, incrementando il tasso overnight di 25 pb, in seguito ai segnali positivi dati dall'economia e dall'uscita dalla deflazione. La prima manovra restrittiva non è però stata seguita da alcun altro movimento, in quanto la crescita economica ha dimostrato segnali di rallentamento e l'inflazione è rimasta su livelli molto contenuti.

Mercati dei cambi

Euro-dollaro
Il 2006 ha visto un progressivo apprezzamento dell'euro nei confronti del dollaro, concentrato in particolare negli ultimi mesi dell'anno. Tra gennaio e aprile si è osservato infatti solo un lieve apprezzamento dell'euro, causato dal progressivo deterioramento della fiducia delle imprese e del settore immobiliare in USA. A partire da maggio, con la stabilizzazione degli indicatori di fiducia, il dollaro ha iniziato un movimento laterale all'interno dello stretto canale 1.25-1.29, continuato sino alla fine di novembre. Nell'ultimo mese dell'anno, le indicazioni di rallentamento dell'economia USA (in particolare l'ulteriore calo della fiducia delle imprese) e la riduzione del differenziale di interesse con la zona euro hanno determinato un apprezzamento più rapido della moneta unica che l'ha portata a sfiorare il livello di 1.34. In chiusura d'anno il cambio euro/dollaro si è attestato al livello di 1.32.

Euro-yen
L'euro ha riportato importanti guadagni nel corso del 2006 anche contro yen. In Giappone i deboli segnali provenienti dall'inflazione non hanno permesso di accelerare il lento

processo di normalizzazione dei tassi ufficiali, ampliando ancor di più il differenziale di tasso a favore della moneta unica. Dopo un primo trimestre di sostanziale lateralità, l'euro si è mosso su un preciso trend in crescita, che lo ha portato a segnare via via nuovi massimi, fino a superare a conclusione dell'anno il livello di 157.

Euro-franco svizzero
Anche contro il franco svizzero l'euro ha riportato un sostanziale guadagno, portandosi a fine anno al livello di 1.60, rappresentante il massimo storico precedentemente raggiunto nel 2000.

Euro-sterlina britannica
Tra le principali valute, la sterlina britannica è stata invece l'unica a registrare un rafforzamento nei confronti dell'euro, sostenuta dai rialzi dei tassi ufficiali effettuati dalla BoE. Nella prima parte dell'anno il cambio non ha avuto importanti movimenti direzionali. Successivamente a partire dal mese di agosto, in concomitanza con il primo rialzo dell'anno della BoE, l'euro ha iniziato un graduale indebolimento, assestandosi al livello di 0.67.

Gestione del portafoglio

Le scelte di gestione per le 4 linee del fondo aperto possono essere così sintetizzate:

Componente obbligazionaria:
- la duration è stata mantenuta lievemente inferiore a quella del benchmark nei primi 3 mesi dell'anno per poi passare alla neutralità. A partire dall'inizio di maggio, a fronte dell'istruzione particolare effettuata dal Fondo, la duration è stata portata in prossimità del limite minimo contrattuale (1,5-1,8 per il comparto 1 e 4-4,5 per i comparti 2, 3 e 4);
- inclinazione della curva: dato il vincolo di duration sono stati privilegiati i titoli del segmento a medio e lungo termine, mentre nella parte finale dell'anno, in presenza di una curva piatta, sono state fortemente sovrappesate le scadenze a breve termine.

Componente azionaria (comparti 2, 3 e 4)
- il portafoglio azionario è stato sovrappesato rispetto al benchmark per quasi l'intero anno (la sovraesposizione media è stata tra il 2% e il 3% per i due comparti a maggiore componente azionaria);
- allocazione geografica: mediamente nel corso dell'anno, la gestione ha privilegiato i mercati dell'area del pacifico (Giappone in particolare) e quelli europei a fronte della loro maggiore reattività ai rialzi del mercato. Questo posizionamento è stato accentuato nei mesi finali dell'anno a fronte della salita del mercato azionario.

Le commissioni di gestione dei fondi vengono retrocesse trimestralmente alle singole linee.

La performance time weighted della gestione del portafoglio che, come è noto, neutralizzando l'effetto dei flussi contributivi è l'unica che consente un raffronto col benchmark, è stata la seguente:

Fondo	Benchmark	Performance Fondo	Performance benchmark	Differenza
CRF Previdenza - Comparto 1	60% JPM Euro Cash 3 mesi 40% JPM EMU	1,56%	1,71%	-0,15%
CRF Previdenza - Comparto 2	80% JPM EMU 20% MSCI World	1,28%	1,39%	-0,11%
CRF Previdenza - Comparto 3	50% JPM EMU 50% MSCI World	3,63%	3,85%	-0,22%
CRF Previdenza - Comparto 4	30% JPM EMU 70% MSCI World	5,15%	5,48%	-0,33%

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

In questo contesto, il risultato della gestione finanziaria complessiva del Fondo è risultato positivo in tutte e quattro le linee di investimento, complessivamente per un importo di oltre 1,5 milioni di euro.

Di seguito vengono illustrati gli esiti delle politiche di gestione per ogni singolo comparto.

Politica di gestione del Comparto 1

Si tratta di una linea di investimento volta a garantire un profilo di rischio "basso", che ricerca la conservazione del capitale investito attraverso una gestione in titoli obbligazionari.

L'orizzonte temporale dell'investimento è di brevissimo periodo.

Il benchmark prescelto è così composto:
- 60% JP Morgan Euro Cash Index 3 mesi
- 40% JP Morgan Emu Government Bond Index

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
100%

COMPOSIZIONE DEL BENCHMARK


JP MORGAN EMU
40%
JP MORGAN CASH
EURO 3 M
60%

Il rendimento netto del comparto per l'anno 2006 è stato pari allo 0,74%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,75% annue: il rendimento lordo si eleva, quindi, all'1,49%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

periodo di riferimento	rendimento
dicembre 2006 su dicembre 2005	0,74%
dicembre 2006 su dicembre 2004	2,89%
dicembre 2006 su dicembre 2003	5,69%
dicembre 2006 su dicembre 2002	7,38%

COMPARTO 1

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Weighted Duration Portafoglio	Weighted Duration Benchmark	Esposizione a Duration
Eur0-1	0,1	0,2	-0,1
Eur1-3	0,2	0,2	0,0
Eur3-5	0,2	0,3	-0,1
Eur5-7	0,4	0,3	0,1
Eur7-10	0,2	0,5	-0,3
Eur10+	0,7	1,2	-0,5
UK	0,0	0,0	0,0
USA	0,0	0,0	0,0
Fut.Obb.	0,0	0,0	0,0
TOTALE	1,8	2,5	-0,8

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Inghilt	0,0	0,0	0,0
Italia	75,1	69,2	5,9
Germ	8,2	9,4	-1,1
Francia	5,8	8,3	-2,5
Spagna	3,1	3,2	-0,1
Olanda	1,7	2,3	-0,6
Belgio	2,9	2,6	0,3
Austria	1,7	1,5	0,2
Grecia	1,1	1,9	-0,8
Altri	0,0	1,7	-1,7
TOTALE	99,6	100,0	-0,4

Ripartizione per rating (1)	
Qualità del credito	%
A Totale	1,13%
AA- Totale	75,54%
AA+ Totale	2,92%
AAA Totale	20,61%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - 31/12/2006

Politica di gestione del Comparto 2

E' una linea di investimento con profilo di rischio "medio-basso", che ha come scopo l'incremento nel medio periodo dei capitali investiti mediante la gestione professionale degli investimenti in valori mobiliari azionari ed obbligazionari opportunamente diversificati e selezionati. L'orizzonte temporale dell'investimento è di medio periodo.

Il benchmark prescelto è così composto:
80% JP Morgan Emu Government Bond Index;
20% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
AZIONI
22%
OBBLIGAZIONI
78%

COMPOSIZIONE DEL BENCHMARK


MSCI WORLD
20%
JP MORGAN EMU
80%

Il rendimento netto del comparto per l'anno 2006 è stato pari allo 0,42%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,90% annue: il rendimento lordo si eleva, quindi, all'1,32%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

periodo di riferimento	rendimento
dicembre 2006 su dicembre 2005	**0,42%**
dicembre 2006 su dicembre 2004	**7,66%**
dicembre 2006 su dicembre 2003	**12,70%**
dicembre 2006 su dicembre 2002	**16,89%**

COMPARTO 2

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur0-1	0,0	0,0	0,0
Eur1-3	17,2	20,4	-3,2
Eur3-5	13,4	15,3	-1,9
Eur5-7	25,6	10,7	14,9
Eur7-10	7,1	13,8	-6,6
Eur10+	13,9	19,8	-5,9
UK	0,0	0,0	0,0
USA	0,0	0,0	0,0
Altro	0,0	0,0	0,0
Fut.Obb.	0,0	0,0	0,0
TOTALE	77,2	80,0	-2,8

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Inghilt	0,0	0,0	0,0
Italia	27,9	17,7	10,3
Germ	16,1	19,1	-3,0
Francia	11,2	16,7	-5,5
Spagna	8,6	6,4	2,2
Olanda	3,6	4,6	-0,9
Belgio	3,6	5,3	-1,7
Austria	3,6	2,9	0,6
Grecia	2,6	3,9	-1,3
Altri	0,0	3,4	-3,4
TOTALE	77,2	80,0	-2,8

Ripartizione per rating ([1])

Qualità del credito	%
A Totale	**2,63%**
AA- Totale	**28,08%**
AA+ Totale	**3,58%**
AAA Totale	**43,09%**

([1]) Rating Bloomberg
Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - 31/12/2006

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	1,9	1,8	0,1
Materials	1,3	1,2	0,2
Industrials	2,4	2,1	0,3
Consumer Discretionary	2,5	2,3	0,3
Consumer Staples	1,7	1,6	0,1
Health Care	1,9	1,8	0,1
Financials	5,4	4,8	0,7
Information Technology	2,4	2,1	0,3
Telecommunication Services	0,9	0,9	0,1
Utilities	0,9	0,8	0,1
Altri settori	0,7	0,6	0,1
Totale	22,2	20,0	2,2

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	0,4	0,4	0,1
Euro ex Ita	3,4	2,9	0,5
UK	2,5	2,3	0,3
Svizzera	0,5	0,7	-0,2
Scandinavia	0,3	0,4	-0,1
USA	9,8	9,8	0,0
Canada	0,7	0,7	0,0
Australia	0,2	0,5	-0,3
Giappone	3,7	2,2	1,5
Em. mkts & Far East	0,4	0,3	0,2
Altri paesi	0,2	0,0	0,2
Totale	22,2	20,0	2,2

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Politica di gestione del Comparto 3

E' una linea di investimento con profilo di rischio "medio-alto", che si propone l'obiettivo di rispondere alle esigenze di coloro che prevedono di richiedere il pensionamento nel lungo periodo e quindi, tenuto conto del lungo orizzonte temporale di permanenza nel fondo, intendono diversificare il proprio portafoglio bilanciando gli investimenti tra il mercato obbligazionario e quello azionario. L'orizzonte temporale dell'investimento è di lungo periodo.

Il benchmark prescelto è così composto:
50% JP Morgan Emu Government Bond Index;
50% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
1%
OBBLIGAZIONI
47%
AZIONI
52%

COMPOSIZIONE DEL BENCHMARK


JP MORGAN EMU
50%
MSCI WORLD
50%

Il rendimento netto del comparto per l'anno 2006 è stato pari al 2,43%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,00% annue: il rendimento lordo si eleva, quindi, al 3,43%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

periodo di riferimento	rendimento
dicembre 2006 su dicembre 2005	**2,43%**
dicembre 2006 su dicembre 2004	**15,37%**
dicembre 2006 su dicembre 2003	**19,80%**
dicembre 2006 su dicembre 2002	**27,19%**

COMPARTO 3

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur0-1	0,0	0,0	0,0
Eur1-3	10,7	12,7	-2,1
Eur3-5	8,3	9,6	-1,2
Eur5-7	14,9	6,7	8,2
Eur7-10	4,5	8,6	-4,1
Eur10+	8,5	12,4	-3,9
Altro	0,0	0,0	0,0
Fut.Obb.	0,0	0,0	0,0
TOTALE	46,9	50,0	-3,1

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Italia	16,3	11,1	5,2
Germ	10,1	12,0	-1,9
Francia	6,8	10,4	-3,7
Spagna	5,3	4,0	1,2
Olanda	2,4	2,9	-0,5
Belgio	2,3	3,3	-1,0
Austria	2,2	1,8	0,4
Grecia	1,6	2,4	-0,8
Altri	0,0	2,1	-2,1
TOTALE	46,9	50,0	-3,1

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Ripartizione per rating ([1])	
Qualità del credito	**%**
A Totale	**1,63%**
AA- Totale	**16,33%**
AA+ Totale	**2,29%**
AAA Totale	**26,66%**

([1]) Rating Bloomberg

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - 31/12/2006

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	4,5	4,5	0,0
Materials	3,2	3,0	0,2
Industrials	5,7	5,3	0,3
Consumer Discretionary	6,0	5,7	0,3
Consumer Staples	4,1	4,0	0,1
Health Care	4,4	4,5	-0,1
Financials	12,8	11,9	0,9
Information Technology	5,7	5,2	0,4
Telecommunication Services	2,2	2,2	0,0
Utilities	2,2	2,1	0,2
Altri settori	1,6	1,6	0,1
Totale	52,4	50,0	2,4

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	1,0	0,9	0,1
Euro ex Ita	8,0	7,2	0,9
UK	6,0	5,7	0,3
Svizzera	1,2	1,6	-0,5
Scandinavia	0,7	1,0	-0,3
USA	23,2	24,5	-1,3
Canada	1,6	1,7	-0,1
Australia	0,4	1,3	-0,9
Giappone	8,7	5,4	3,4
Em. mkts & Far East	1,0	0,6	0,4
Latin America	0,0	0,0	0,0
Altri paesi	0,4	0,0	0,4
Totale	52,4	50,0	2,4

Politica di gestione del Comparto 4

E' una linea di investimento con profilo di rischio "alto", che risponde alle esigenze di coloro che, avendo un'età anagrafica bassa e quindi una prospettiva di permanenza nel fondo pensione di lunghissimo periodo, desiderano ottenere una rivalutazione del capitale investito, ricorrendo al dinamismo e alle opportunità di elevate performance dei mercati azionari. L'orizzonte temporale dell'investimento è di lunghissimo periodo.

Il benchmark prescelto è così composto:
30% JP Morgan Emu Government Bond Index;
70% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
27%
AZIONI
73%

COMPOSIZIONE DEL BENCHMARK


JP MORGAN EMU
30%
MSCI WORLD
70%

Il rendimento netto del comparto per l'anno 2006 è stato pari al 3,59%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,20% annue: il rendimento lordo si eleva, quindi, al 4,79%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

periodo di riferimento	rendimento
dicembre 2006 su dicembre 2005	**3,59%**
dicembre 2006 su dicembre 2004	**20,56%**
dicembre 2006 su dicembre 2003	**24,31%**
dicembre 2006 su dicembre 2002	**33,28%**

COMPARTO 4

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur1-3	6,3	7,7	-1,4
Eur3-5	4,8	5,7	-1,0
Eur5-7	8,4	4,0	4,4
Eur7-10	2,5	5,2	-2,7
Eur10+	4,9	7,4	-2,5
Altro	0,0	0,0	0,0
TOTALE	26,9	30,0	-3,1

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	9,2	6,7	2,6
Germ	5,7	7,1	-1,3
Francia	4,0	6,3	-2,3
Spagna	3,0	2,4	0,6
Olanda	1,3	1,7	-0,4
Belgio	1,3	2,0	-0,6
Austria	1,3	1,1	0,2
Grecia	0,9	1,5	-0,6
Altri	0,0	1,3	-1,3
TOTALE	26,9	30,0	-3,1

Ripartizione per rating ([1])	
Qualità del credito	**%**
A Totale	**0,89%**
AA- Totale	**9,31%**
AA+ Totale	**1,35%**
AAA Totale	**15,64%**

([1]) Rating Bloomberg

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - 31/12/2006

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	6,3	6,3	0,0
Materials	4,4	4,2	0,3
Industrials	7,8	7,5	0,4
Consumer Discretionary	8,3	7,9	0,4
Consumer Staples	5,7	5,6	0,1
Health Care	6,1	6,3	-0,1
Financials	17,8	16,7	1,1
Information Technology	7,9	7,3	0,6
Telecommunication Services	3,1	3,1	0,0
Utilities	3,1	2,9	0,2
Altri settori	2,3	2,2	0,1
Totale	72,8	70,0	2,8

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	1,4	1,3	0,1
Euro ex Ita	11,1	10,1	1,0
UK	8,4	7,9	0,5
Svizzera	1,6	2,3	-0,7
Scandinavia	1,0	1,5	-0,5
USA	32,3	34,1	-1,8
Canada	2,3	2,5	-0,1
Australia	0,6	1,9	-1,3
Giappone	12,0	7,5	4,4
Em. mkts & Far East	1,4	0,9	0,5
Latin America	0,0	0,0	0,0
Altri paesi	0,6	0,1	0,6
Totale	72,8	70,0	2,8

Fonte: Eurizon Capital SGR
"CRF Previdenza - 29/12/2006"

Erogazione delle prestazioni

Relativamente a quelle ordinarie, il Fondo ha avviato la revisione della convenzione per l'erogazione delle rendite in essere con la compagnia CENTROVITA Assicurazioni SpA, allo scopo di elevare il livello delle prestazioni agli iscritti, mediante una significativa riduzione dei costi connessi all'erogazione delle stesse.
Nel corso dell'esercizio non sono state effettuate prestazioni in rendita.

E' rimasta invece immutata la convenzione in essere con la medesima Compagnia riguardante le prestazioni accessorie.

Abbiamo infine provveduto alla liquidazione di n° 86 prestazioni in capitale, così distinte:

- 20 riscatti per decesso
- 33 prestazioni per pensionamento
- 8 riscatti per dimissioni
- 15 trasferimenti ad altri fondi
- 9 richieste di anticipazione
- una a seguito di cessazione per cause non dipendenti dalla volontà delle parti.

L'importo complessivo di questi esborsi è stato pari a circa 900mila euro.

Andamento della gestione amministrativa

Nel rispetto dell'impianto normativo generale e coerentemente agli indirizzi fissati in sede di costituzione del Fondo, tutti gli oneri dei soggetti gestori per il servizio di banca depositaria (affidato a Intesa Sanpaolo S.p.a.), gestione finanziaria (affidata a Eurizon Capital SGR) e gestione amministrativa (affidata a Servizi Previdenziali S.p.A.), unitamente ai costi di convenzioni, manutenzione procedure, modulistica e pubblicistica, sono stati sostenuti dall'Istitutore.

In ossequio agli orientamenti emanati da COVIP sulla redazione dei bilanci dei Fondi Pensione, i contributi vengono rilevati secondo il principio di cassa. Pertanto, i proventi derivanti dalle commissioni di sottoscrizione, di gestione amministrativa e finanziaria, di competenza dell'Istitutore, sono iscritti al bilancio 2006 per Euro 899.005,08 complessivi.

Operazioni in conflitto di interessi

Non risultano operazioni poste in essere in conflitto di interesse.

Fatti di rilievo avvenuti dopo la chiusura dell'esercizio.

Non sono emersi fatti di rilievo dopo la chiusura dell'esercizio.

Evoluzione prevedibile della gestione

L'entrata in vigore anticipata della riforma della previdenza complementare, unitamente alla revisione dei meccanismi di accantonamento del TFR per le aziende con più di 49

dipendenti, norme entrambe disposte dalla Finanziaria 2007, hanno completamente modificato lo scenario del settore.

Liberalizzazione dell'utilizzo del TFR come fonte primaria di alimentazione del sistema di previdenza complementare, parità concorrenziale tra tutte le forme pensionistiche, omogeneizzazione delle modalità di offerta al mercato, unificazione delle competenze di vigilanza in capo alla medesima authority, revisione del sistema di governance costituiscono una sfida rivolta agli operatori affinché si pongano come interlocutori qualificati per offrire soluzioni adeguate a primarie necessità della collettività, agendo sia verso la clientela privata quale potenziale aderente individuale, sia verso la clientela imprese per la realizzazione delle adesioni su base collettiva.

In quest'ottica si inserisce anche la revisione dell'offerta commerciale, attuata mediante la riduzione dei costi di adesione una tantum in caso di adesioni su base collettiva, un nuovo pricing delle rendite da erogare e l'introduzione, a partire dal 1° luglio 2007, di un nuovo comparto di investimento, a garanzia di restituzione del capitale, di rendimento minimo ed obiettivi di realizzazione di un rendimento paragonabile al TFR.

L'intenso lavoro di sensibilizzazione della rete di vendita effettuato negli ultimi anni, nonché la costituzione e formazione specialistica, nell'ultimo trimestre dell'anno trascorso, di un gruppo di specialisti sulla previdenza complementare, "dedicati" alla promozione dii adesioni su base collettiva e, pertanto, interlocutori privilegiati delle aziende clienti del gruppo Banca CR Firenze, sono il segnale della volontà dell'Istitutore di mantenere un ruolo di primo piano in questo complesso mercato, con l'obiettivo di risultati economici ben più significativi di quelli, pur ottimi, conseguiti finora.

Il Responsabile del Fondo Pensione Aperto
"CRF PREVIDENZA"
Fabrizio Falsetti

* COMPARTO 1*

NOTA INTEGRATIVA AL BILANCIO 31 DICEMBRE 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito da Banca CR Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 5.304, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	127	73	200
Iscritti di età 20 - 24	108	83	191
Iscritti di età 25 - 29	265	206	471
Iscritti di età 30 - 34	412	261	673
Iscritti di età 35 - 39	475	303	778
Iscritti di età 40 - 44	528	357	885
Iscritti di età 45 - 49	441	271	712
Iscritti di età 50 - 54	390	239	629
Iscritti di età 55 - 59	338	159	497
Iscritti di età 60 - 64	128	57	185
Iscritti di età > 64	68	15	83
TOTALE	**3.280**	**2.024**	**5.304**

Investimento dei contributi

Il comparto 1 è rivolto principalmente a tutti coloro che ricercano una redditività, con un basso profilo di rischio. Tale linea di investimento investe in titoli di debito di natura obbligazionaria sino alla misura del 100% del patrimonio in gestione finanziaria. I titoli di stato con duration finanziaria non superiore ad 1 anno sono presenti nella misura del 60% neutrale (min. 50%, max. 70%), gli altri titoli nella misura del 40% neutrale (min. 30%, max. 50%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;

- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.

La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.

Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica;
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno corrente. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto

Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITA'	
Investimenti	15.002.354,93
Proventi maturati e non riscossi	
Totale Attività	**15.002.354,93**
PASSIVITA'	
Passività della gestione previdenziale	92.115,39
Passività della gestione finanziaria	170.358,01
Oneri maturati e non riscossi	16.841,51
Totale Passività	**279.314,91**
Attivo netto destinato alle prestazioni	**14.723.040,02**
Numero delle quote in essere	1.956.769,623
Valore unitario della quota	7,524

COMMENTO ALLE VOCI DI BILANCIO

STATO PATRIMONIALE

Attività

	2006		2005	
10 Investimenti		**15.002.354,93**		**8.013.429,97**
a) Depositi bancari	131.731,79		107.893,56	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	14.576.787,68		7.807.757,39	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.				
i) Opzioni acquistate				
l) Ratei e risconti attivi	201.719,56		97.779,02	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	92.115,90			
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
TOTALE ATTIVITA'		**15.002.354,93**		**8.013.429,97**

Passività

	2006		2005	
10 Passività della gestione prevvidenziale		**(92.115,39)**		**(98.933,56)**
a) Debiti della gestione previdenziale	(92.115,39)		(98.933,56)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(170.358,01)**		**(5.041,43)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(170.358,01)		(5.041,43)	
40 Debiti di imposta		**(16.841,51)**		**(12.509,56)**
TOTALE PASSIVITA'		**(279.314,91)**		**(116.484,55)**
100 Attivo netto destinato alle prestazioni		**14.723.040,02**		**7.896.945,42**

CONTI D'ORDINE

	2006	2005
Contributi attesi da incassare	**627.926,89**	**535.708,93**

CONTO ECONOMICO

	2006		2005	
10 Saldo della gestione previdenziale		**6.783.910,38**		**4.587.588,48**
a) Contributi per le prestazioni	7.248.137,00		4.804.033,56	
b) Anticipazioni	(27.555,58)			
c) Trasferimenti e riscatti	(416.965,00)		(198.605,44)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(19.706,04)		(17.839,64)	
20 Risultato della gestione finanziaria		**243.523,66**		**151.266,91**
a) Dividendi e interessi	383.418,44		146.976,21	
b) Profitti e perdite da operazioni finanziarie	(139.920,26)		4.290,70	
c) Altri proventi ed oneri	25,48			
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(184.497,93)**		**(129.644,45)**
a) Società di gestione	(184.497,93)		(129.644,45)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**6.842.936,11**		**4.609.210,94**
50 Imposta sostitutiva		(16.841,51)		(12.509,56)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		6.826.094,60		4.596.701,38

Stato Patrimoniale

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività	N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	CCT 01/07/2013 Tv	4.082.736,00	27,21%	20	AUSTRIA 3,9% 15/07/2	167.689,70	1,12%
2	CCT 01/11/12 TV	2.854.200,00	19,03%	21	B.R.D. 4,5% 17/08/20	150.601,50	1,00%
3	CCT 01/03/12 TV	1.619.338,00	10,79%	22	BOT 15/02/07 12M	149.356,50	1,00%
4	BTP 6% 01/11/07	356.111,00	2,37%	23	OLANDA 2,5% 15/01/20	147.990,00	0,99%
5	BELGIO 3% 28/09/2008	344.879,50	2,30%	24	BED 3,25% 09/04/2010	137.368,00	0,92%
6	BUNDES 3,25% 17/04/2	305.799,50	2,04%	25	FRANCE 5% 25/10/2011	135.980,00	0,91%
7	BTPS 2,75% 06/10	298.127,00	1,99%	26	FRANCE 4,75% 12/07/2	130.629,20	0,87%
8	BTP 15OT07 5%	292.543,30	1,95%	27	BTP 4,5% 01/03/2007	130.175,50	0,87%
9	FRANCIA BTAN 3% 12/	286.201,00	1,91%	28	GRECIA 4,50% 20/05/1	122.940,00	0,82%
10	BTP 3,5% 15/1/2008	249.172,50	1,66%	29	FRANCE 3,5% 12/01/08	119.563,20	0,80%
11	BOT 14/12/07 12M	241.512,50	1,61%	30	BTP 3% 01/02/2009	117.900,00	0,79%
12	BTPS 4% 01/02/37	224.592,00	1,50%	31	OLANDA 2,75%15/01/09	97.836,00	0,65%
13	BTP 2,75% 15/01/07	219.936,20	1,47%	32	FRANCE OAT 4% 25/10/	90.216,00	0,60%
14	SPAGNA 5% 02/12 EUR	210.334,00	1,40%	33	BELGIO 4,25% 28/09/1	81.529,60	0,54%
15	B.R.D. 5% 04/07/2011	208.820,00	1,39%	34	AUSTRIA 3,8% 20/10/1	79.720,00	0,53%
16	B.R.D. 4% 04/01/37	198.060,00	1,32%	35	FRANCIA BTAN 3% 12/0	78.008,00	0,52%
17	B.R.D. 3,5% 04/01/16	193.800,00	1,29%	36	SPAGNA 4,75%98/14EUR	63.342,00	0,42%
18	BTP 3,5% 15/09/2008	179.118,00	1,19%	37	GRECIA 4,5% 20/09/37	40.352,00	0,27%
19	SPAGNA 5,5% 30/07/17	170.310,00	1,14%				

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 1,68.

Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	32.462.055,74	-	-
Quote di Oicr	0,00	-	-
Totale	32.462.055,74	0,00	
VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	25.553.269,19	-	-
Quote di Oicr	0,00	-	-
Totale	25.553.269,19	0,00	

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 88.061,29, del conto deflussi (sul quale vengono accreditate e posizioni individuali annullate ed in attesa di liquidazione) per € 4.054,10 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 38.776,12. I restanti € 840,28 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 14.576.787,68, è suddiviso in titoli di stato italiani (€ 11.014.818,48) e titoli di stato altri UE (€ 3.561.969,20). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	79.720,00
2	AUSTRIA 3,9% 15/07/20	167.689,68
3	B.R.D. 3,5% 04/01/16	193.800,00
4	B.R.D. 4% 04/01/37	198.060,00
5	B.R.D. 4,5% 17/08/2007	150.601,50
6	B.R.D. 5% 04/07/2011	208.820,00
7	BED 3,25% 09/04/2010	137.368,00
8	BELGIO 3% 28/09/2008	344.879,50
9	BELGIO 4,25% 28/09/14	81.529,60
10	BOT 14/12/07 12M	241.512,50
11	BOT 15/02/07 12M	149.356,50
12	BTP 15OT07 5%	292.543,30
13	BTP 2,75% 15/01/07	219.936,20
14	BTP 3% 01/02/2009	117.900,00
15	BTP 3,5% 15/09/2008	179.118,00
16	BTP 3,5% 15/1/2008	249.172,50
17	BTP 4,5% 01/03/2007	130.175,50
18	BTP 6% 01/11/07	356.111,00
19	BTPS 2,75% 06/10	298.127,00
20	BTPS 4% 01/02/37	224.592,00
21	BUNDES 3,25% 17/04/2009	305.799,50
22	CCT 01/03/12 TV	1.619.338,00
23	CCT 01/07/2013 Tv	4.082.736,00
24	CCT 01/11/12 TV	2.854.200,00
25	FRANCE 3,5% 12/01/08	119.563,20
26	FRANCE 4,75% 12/07/2007	130.629,20
27	FRANCE 5% 25/10/2011	135.980,00
28	FRANCE OAT 4% 25/10/13	90.216,00
29	FRANCIA BTAN 3% 12/07/08	286.201,00
30	FRANCIA BTAN 3% 12/01/10	78.008,00
31	GRECIA 4,5% 20/09/37	40.352,00
32	GRECIA 4,50% 20/05/14	122.940,00
33	OLANDA 2,5% 15/01/2008	147.990,00
34	OLANDA 2,75%15/01/09	97.836,00
35	SPAGNA 4,75%98/14EUR	63.342,00
36	SPAGNA 5% 02/12 EUR	210.334,00
37	SPAGNA 5,5% 30/07/17	170.310,00

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli sopra citati, ed ammonta a totali € 201.719,56.

Altre attività della Gestione Finanziaria
La voce si riferisce alla compravendita del titolo "SPAGNA 5,5% 30/07/17", negoziato ma non ancora regolato.

PASSIVITA'

Passività della gestione previdenziale

Questa voce si riferisce principalmente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese, ammontanti ad € 88.061,29. I restanti € 4.054,10 sono costituiti dal debito verso l'Erario per le ritenute Irpef calcolate sulle prestazioni erogate nel mese di dicembre. Tali ritenute sono state regolarmente versate il 16 gennaio 2007.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria

L'importo totale di € 170.358,01 è relativo alla compravendita del titolo "CCT 01/07/2013 Tv" negoziato ma non ancora regolato (€ 160.962,92) ed alle commissioni di Gestione Finanziaria da versare (€ 9.395,09).

Debiti d'imposta

Il debito di € 16.841,51 deriva dall'imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto

L'*Attivo netto destinato alle prestazioni* è pari a € 14.723.040,02, suddiviso in n. 1.956.769,623 quote da € 7,524 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare

Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 627.926,89.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali € 7.248.137,00, di cui € 15.529,46 per switch da altri comparti. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni

Le anticipazioni erogate nel corso del 2006 ammontano complessivamente ad € 27.555,58.

Trasferimenti e Riscatti

Nel corso dell'esercizio sono stati effettuati riscatti per totali € 290.278,26, switch verso altre linee di investimento per € 125.674,11 e trasferimenti verso altri fondi pensione per € 1.012,63.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 19.706,04, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 383.418,44, è composta dagli interessi su titoli di stato ed organismi internazionali per € 379.109,08 e dagli interessi su depositi bancari per € 4.309,36.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 139.920,26 è principalmente composto dalle seguenti minusvalenze:

Minusv. su titoli di stato org. Int.li	-32.251,05
Minusv. val. real. su titoli stato org. Int.l	-107.446,43
TOTALE MINUSVALENZE	-139.697,48

La voce è inoltre composta dai seguenti oneri:

Altri oneri di gestione	-25,25
Arrotondamenti	-0,14
comm. neg. su tit. stato org. int.li	-58,78
spese e bolli su tit. stato org. int.li	-56,26
Imposte e bolli su c/c	-82,35
TOTALE	-222,78

Altri Proventi ed Oneri
L'importo di € 25,48 si riferisce a sopravvenienze attive relative all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:
- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 90.418,99;
- commissioni di gestione amministrativa: € 70.866,76;
- commissioni di sottoscrizione: € 23.134,72;
- commissioni di portabilità: € 77,46.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 6.842.936,11.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 16.841,51, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	14.739.881,53
+	Prestazioni previdenziali	444.520,58
-	Contributi versati al Fondo Pensione	-7.134.352,02
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-7.896.945,42
=	Reddito di gestione	153.104,67
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	153.104,67
	Imposta sostitutiva Lorda (11% della base imponibile)	16.841,51
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**16.841,51**

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI

La variazione dell'attivo netto destinato alle prestazioni ammonta a € 6.826.094,60.

* COMPARTO 2*

NOTA INTEGRATIVA AL BILANCIO 31 DICEMBRE 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.

Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 10.639, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	322	275	597
Iscritti di età 20 - 24	338	230	568
Iscritti di età 25 - 29	651	438	1.089
Iscritti di età 30 - 34	905	607	1.512
Iscritti di età 35 - 39	1.083	671	1.754
Iscritti di età 40 - 44	1.108	698	1.806
Iscritti di età 45 - 49	884	618	1.502
Iscritti di età 50 - 54	610	384	994
Iscritti di età 55 - 59	377	182	559
Iscritti di età 60 - 64	151	52	203
Iscritti di età > 64	40	15	55
TOTALE	**6.469**	**4.170**	**10.639**

Investimento dei contributi

Il comparto 2 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio. Tale linea di investimento, prevalentemente obbligazionaria, investe in titoli di debito di natura obbligazionaria nella misura dell'80% neutrale (min. 65%, max. 95%) ed in titoli di capitale di natura azionaria nella misura del 20% neutrale (min. 5%, max. 35%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;

- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.

La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.

Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica;
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui Fondi Pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno corrente. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto

Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITA'	
Investimenti	24.055.661,59
Proventi maturati e non riscossi	
Totale Attività	**24.055.661,59**
PASSIVITA'	
Passività della gestione previdenziale	165.173,79
Passività della gestione finanziaria	18.261,50
Oneri maturati e non riscossi	24.368,87
Totale Passività	**207.804,16**
Attivo netto destinato alle prestazioni	**23.847.857,43**
Numero delle quote in essere	2.097.644,355
Valore unitario della quota	11,368

COMMENTO ALLE VOCI DI BILANCIO

STATO PATRIMONIALE

Attività

	2006		2005	
10 Investimenti		**24.055.661,59**		**13.795.203,60**
a) Depositi bancari	249.774,39		231.066,68	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	18.134.875,11		10.462.085,73	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	5.317.339,33		2.854.410,69	
i) Opzioni acquistate				
l) Ratei e risconti attivi	330.240,77		237.327,08	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	23.431,99		10.313,42	
20 Garanzie di risultato acquisite sulle posizioni individuali		-		-
30 Crediti di imposta				
TOTALE ATTIVITA'		**24.055.661,59**		**13.795.203,60**

Passività

	2006		2005	
10 Passività della gestione prevvidenziale		**(165.173,79)**		**(207.004,40)**
a) Debiti della gestione previdenziale	(165.173,79)		(207.004,40)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(18.261,50)**		**(10.386,60)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(18.261,50)		(10.386,60)	
40 Debiti di imposta		(24.368,87)		(68.252,31)
TOTALE PASSIVITA'		**(207.804,16)**		**(285.643,31)**
100 Attivo netto destinato alle prestazioni		**23.847.857,43**		**13.509.560,29**

CONTI D'ORDINE

	2006	2005
Contributi attesi da incassare	**1.138.693,14**	**875.428,39**

Conto economico

	2006		2005	
10 Saldo della gestione previdenziale		**10.334.501,17**		**8.227.415,84**
a) Contributi per le prestazioni	10.804.449,57		8.328.452,08	
b) Anticipazioni	(95.281,34)			
c) Trasferimenti e riscatti	(334.807,42)		(67.875,90)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(39.859,64)		(33.160,34)	
20 Risultato della gestione finanziaria		**395.453,28**		**693.728,93**
a) Dividendi e interessi	535.147,13		246.490,41	
b) Profitti e perdite da operazioni finanziarie	(139.782,99)		447.238,52	
c) Altri proventi ed oneri	89,14			
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(367.288,44)**		**(245.321,06)**
a) Società di gestione	(367.288,44)		(245.321,06)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**10.362.666,01**		**8.675.823,71**
50 Imposta sostitutiva		(24.368,87)		(68.252,31)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**10.338.297,14**		**8.607.571,40**

Stato Patrimoniale

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	CCT 01/07/2013 Tv	2.614.560,00	10,87%
2	S.PAOLO OB.NORD AMER	2.531.643,10	10,52%
3	CCT 01/11/12 TV	1.306.500,00	5,43%
4	S.PAOLO OB.EUROPA	1.145.551,89	4,76%
5	BTPS 2,75% 06/10	1.105.955,00	4,60%
6	BUNDES 3,25% 17/04/2	1.085.095,00	4,51%
7	FRANCIA BTAN 3% 12/	1.055.983,00	4,39%
8	SPAGNA 5,5% 30/07/17	965.090,00	4,01%
9	S.PAOLO OB. GIAPPONE	875.052,64	3,64%
10	BTPS 4% 01/02/37	842.220,00	3,50%
11	SPAGNA 5% 02/12 EUR	788.752,50	3,28%
12	B.R.D. 5% 04/07/2011	783.075,00	3,26%
13	CCT 01/03/12 TV	754.350,00	3,14%
14	B.R.D. 4% 04/01/37	693.210,00	2,88%
15	B.R.D. 3,5% 04/01/16	678.300,00	2,82%
16	AUSTRIA 3,9% 15/07/2	591.846,00	2,46%
17	BELGIO 3% 28/09/2008	591.222,00	2,46%

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
18	OLANDA 2,5% 15/01/20	493.300,00	2,05%
19	BED 3,25% 09/04/2010	490.600,00	2,04%
20	FRANCE 5% 25/10/2011	470.700,00	1,96%
21	GRECIA 4,50% 20/05/1	461.025,00	1,92%
22	FRANCE 3,5% 12/01/08	448.362,00	1,86%
23	S.PAOLO INT. OB EURO	357.235,04	1,49%
24	OLANDA 2,75%15/01/09	352.209,60	1,46%
25	FRANCE OAT 4% 25/10/	350.840,00	1,46%
26	FRANCIA BTAN 3% 12/0	292.530,00	1,22%
27	SPAGNA 4,75%98/14EUR	263.925,00	1,10%
28	BELGIO 4,25% 28/09/1	254.780,00	1,06%
29	AUSTRIA 3,8% 20/10/1	249.125,00	1,04%
30	S.PAOLO GRAN BRET	222.072,30	0,92%
31	GRECIA 4,5% 20/09/37	151.320,00	0,63%
32	S.PAOLO INT PAESI EM	116.614,56	0,48%
33	S.PAOLO OCEANIA	69.169,80	0,29%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 4,27.

Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio-lungo termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	37.223.933,66		0,000
Quote di Oicr	2.541.398,23		0,000
Totale	39.765.331,89	-	
VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	29.068.715,16		0,000
Quote di Oicr	348.902,47		0,000
Totale	29.417.617,63	0,00	

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 160.173,65, del conto deflussi (sul quale vengono accreditate e posizioni individuali annullate ed in attesa di liquidazione) per € 5.000,14 e

del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 82.929,45. I restanti € 1.671,15 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali.

L'ammontare totale di € 18.134.875,11, è suddiviso in titoli di stato italiani (€ 6.623.585,01) e titoli di stato altri UE (€ 11.511.290,10). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	249.125,00
2	AUSTRIA 3,9% 15/07/20	591.846,00
3	B.R.D. 3,5% 04/01/16	678.300,00
4	B.R.D. 4% 04/01/37	693.210,00
5	B.R.D. 5% 04/07/2011	783.075,00
6	BED 3,25% 09/04/2010	490.600,00
7	BELGIO 3% 28/09/2008	591.222,00
8	BELGIO 4,25% 28/09/14	254.780,00
9	BTPS 2,75% 06/10	1.105.955,00
10	BTPS 4% 01/02/37	842.220,00
11	BUNDES 3,25% 17/04/2009	1.085.095,00
12	CCT 01/03/12 TV	754.350,00
13	CCT 01/07/2013 Tv	2.614.560,00

N.	Descrizione titolo	Valore al 31 dicembre 2006
14	CCT 01/11/12 TV	1.306.500,00
15	FRANCE 3,5% 12/01/08	448.362,00
16	FRANCE 5% 25/10/2011	470.700,00
17	FRANCE OAT 4% 25/10/13	350.840,00
18	FRANCIA BTAN 3% 12/07/08	1.055.983,00
19	FRANCIA BTAN 3% 12/01/10	292.530,00
20	GRECIA 4,5% 20/09/37	151.320,00
21	GRECIA 4,50% 20/05/14	461.025,00
22	OLANDA 2,5% 15/01/2008	493.300,00
23	OLANDA 2,75%15/01/09	352.209,61
24	SPAGNA 4,75%98/14EUR	263.925,00
25	SPAGNA 5% 02/12 EUR	788.752,50
26	SPAGNA 5,5% 30/07/17	965.090,00

Quote di OICR

Le quote di OICR, ammontanti ad € 5.317.339,33, sono costituite dai seguenti strumenti finanziari:

S.PAOLO GRAN BRET	222.072,30
S.PAOLO INT PAESI EMERG	116.614,56
S.PAOLO INT. OB EURO	357.235,04
S.PAOLO OB. GIAPPONE	875.052,64
S.PAOLO OB.EUROPA	1.145.551,89
S.PAOLO OB.NORD AMERICA	2.531.643,10
S.PAOLO OCEANIA	69.169,80
TOTALE	**5.317.339,33**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	1.724.859,23
Quote di OICR - azioni USA	2.531.643,10
Quote di OICR - azioni Giappone	875.052,64
Quote di OICR - azioni altri OCSE	69.169,80
Quote di OICR - azioni altri no OCSE	116.614,56
TOTALE	5.317.339,33

Ratei e risconti attivi

La voce è esclusivamente composta dai ratei sui titoli emessi dagli stati od organismi internazionali sopra citati ed ammonta a totali € 330.240,77.

Altre attività della gestione Finanziaria

L'importo di € 23.431,99 è rappresentato esclusivamente dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITA'

Passività della gestione previdenziale
Questa voce si riferisce principalmente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese, ammontanti ad € 160.173,65. I restanti € 5.000,14, sono costituiti dal debito verso l'Erario per le ritenute Irpef (con relative addizionali) calcolate sulle prestazioni erogate nel mese di dicembre. Tali ritenute sono state regolarmente versate il 16 gennaio 2007.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di € 18.261,50 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta
Il debito di € 24.368,87 deriva dall' imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 23.847.857,43, suddiviso in n. 2.097.644,355 quote da € 11,368 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 1.138.693,14.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 10.804.449,57, di cui € 101.576,84 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso dell'anno 2006, ammontano a complessivi € 95.281,34.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 246.344,91 e switch verso altre linee di investimento per € 88.462,51.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 39.859,64, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 535.147,13, è composta dagli interessi su titoli di stato ed organismi internazionali per € 527.442,45 e dagli interessi su depositi bancari per € 7.704,68.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 139.782,99 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minus. val. su tit. stato org. Int.li	-163.553,46
Plus. val. su quote OICR	264.395,82
Plusvalenza da valutazione	**100.842,36**
Minus. real. su titoli stato org. Int.li	-318.828,59
Plus. real. su quote OICR	6.037,07
Minusvalenze realizzate	**-312.791,52**
TOTALE MINUSVALENZE	**-211.949,16**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 72.473,57.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-137,25
Arrotondamenti	1,33
comm. Neg. Su tit. stato org. Int.li	-47,07
spese e bolli su tit. stato org. int.li	-67,29
spese e bolli su quote OICR	-1,77
Imposte e bolli su c/c	-55,35
TOTALE	**-307,40**

Altri Proventi ed Oneri
L'importo di € 89,14 si riferisce a sopravvenienze attive all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 173.918,13;
- commissioni di gestione amministrativa: € 126.444,87;
- commissioni di sottoscrizione: € 66.822,16;
- commissioni di portability: € 103,28.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 10.362.666,01.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 24.368,87, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	23.872.226,30
+	Prestazioni previdenziali	430.088,76
-	Contributi versati al Fondo Pensione	-10.571.219,62
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-13.509.560,29
=	Reddito di gestione	221.535,15
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	221.535,15
	Imposta sostitutiva Lorda (11% della base imponibile)	24.368,87
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**24.368,87**

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 10.338.297,14.

* COMPARTO 3*

NOTA INTEGRATIVA AL BILANCIO 31 DICEMBRE 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.

Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 5.563, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	233	214	447
Iscritti di età 20 - 24	225	158	383
Iscritti di età 25 - 29	461	266	727
Iscritti di età 30 - 34	622	399	1.021
Iscritti di età 35 - 39	612	346	958
Iscritti di età 40 - 44	586	310	896
Iscritti di età 45 - 49	408	202	610
Iscritti di età 50 - 54	236	111	347
Iscritti di età 55 - 59	95	32	127
Iscritti di età 60 - 64	33	3	36
Iscritti di età > 64	9	2	11
TOTALE	3.520	2.043	5.563

Investimento dei contributi

Il comparto 3 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio-alto. Tale linea di investimento bilanciata, investe in titoli di debito di natura obbligazionaria nella misura del 50% neutrale (min. 35%, max. 65%) ed in titoli di capitale di natura azionaria nella misura del 50% neutrale (min. 35%, max. 65%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;

- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.

La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.

Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica;
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui Fondi Pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno corrente. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto

Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITA'	
Investimenti	16.856.032,10
Proventi maturati e non riscossi	
Totale Attività	**16.856.032,10**
PASSIVITA'	
Passività della gestione previdenziale	116.511,08
Passività della gestione finanziaria	14.217,13
Oneri maturati e non riscossi	49.851,53
Totale Passività	**180.579,74**
Attivo netto destinato alle prestazioni	**16.675.452,36**
Numero delle quote in essere	1.491.548,031
Valore unitario della quota	11,179

COMMENTO ALLE VOCI DI BILANCIO

STATO PATRIMONIALE
Attività

	2006		2005	
10 Investimenti		**16.856.032,10**		**8.743.870,49**
a) Depositi bancari	203.374,93		244.639,45	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	7.693.212,50		3.930.565,60	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	8.780.317,94		4.462.595,70	
i) Opzioni acquistate				
l) Ratei e risconti attivi	140.745,80		90.440,72	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	38.380,93		15.629,02	
20 Garanzie di risultato acquisite sulle posizioni individuali		-		-
30 Crediti di imposta				
TOTALE ATTIVITA'		**16.856.032,10**		**8.743.870,49**

Passività

	2006		2005	
10 Passività della gestione previdenziale		**(116.511,08)**		**(232.903,08)**
a) Debiti della gestione previdenziale	(116.511,08)		(232.903,08)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(14.217,13)**		**(7.228,49)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(14.217,13)		(7.228,49)	
40 Debiti di imposta		(49.851,53)		(72.208,96)
TOTALE PASSIVITA'		**(180.579,74)**		**(312.340,53)**
100 Attivo netto destinato alle prestazioni		**16.675.452,36**		**8.431.529,96**

CONTI D'ORDINE

	2006	2005
Contributi attesi da incassare	**682.580,22**	**551.191,31**

CONTO ECONOMICO

	2006		2005	
10 Saldo della gestione previdenziale		**7.945.683,61**		**4.923.094,46**
a) Contributi per le prestazioni	8.057.960,02		4.956.705,05	
b) Anticipazioni	(10.330,60)			
c) Trasferimenti e riscatti	(83.401,09)		(18.637,62)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(18.544,72)		(14.972,97)	
20 Risultato della gestione finanziaria		**585.317,39**		**705.622,57**
a) Dividendi e interessi	225.012,62		91.424,31	
b) Profitti e perdite da operazioni finanziarie	360.228,04		614.198,26	
c) Altri proventi ed oneri	76,73			
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(237.227,07)**		**(130.248,76)**
a) Società di gestione	(237.227,07)		(130.248,76)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**8.293.773,93**		**5.498.468,27**
50 Imposta sostitutiva		(49.851,53)		(72.208,96)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**8.243.922,40**		**5.426.259,31**

Stato Patrimoniale

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	S.PAOLO OB.NORD AMER	4.179.853,81	24,80%
2	S.PAOLO OB.EUROPA	1.890.412,31	11,22%
3	S.PAOLO OB. GIAPPONE	1.444.227,38	8,57%
4	CCT 01/07/2013 Tv	1.005.600,00	5,97%
5	S.PAOLO INT. OB EURO	593.096,87	3,52%
6	CCT 01/11/12 TV	562.800,00	3,34%
7	BUNDES 3,25% 17/04/2	473.496,00	2,81%
8	BTPS 2,75% 06/10	471.233,00	2,80%
9	FRANCIA BTAN 3% 12/	444.105,00	2,63%
10	SPAGNA 5,5% 30/07/17	420.098,00	2,49%
11	S.PAOLO GRAN BRET	366.348,98	2,17%
12	BTPS 4% 01/02/37	355.604,00	2,11%
13	SPAGNA 5% 02/12 EUR	336.534,40	2,00%
14	B.R.D. 5% 04/07/2011	334.112,00	1,98%
15	CCT 01/03/12 TV	301.740,00	1,79%
16	B.R.D. 3,5% 04/01/16	300.390,00	1,78%
17	B.R.D. 4% 04/01/37	297.090,00	1,76%

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
18	BELGIO 3% 28/09/2008	256.196,20	1,52%
19	AUSTRIA 3,9% 15/07/2	246.602,50	1,46%
20	OLANDA 2,5% 15/01/20	226.918,00	1,35%
21	BED 3,25% 09/04/2010	225.676,00	1,34%
22	FRANCE 5% 25/10/2011	209.200,00	1,24%
23	GRECIA 4,50% 20/05/1	204.900,00	1,22%
24	S.PAOLO INT PAESI EM	192.577,80	1,14%
25	FRANCE 3,5% 12/01/08	189.308,40	1,12%
26	OLANDA 2,75%15/01/09	156.537,60	0,93%
27	FRANCE OAT 4% 25/10/	140.336,00	0,83%
28	FRANCIA BTAN 3% 12/0	126.763,00	0,75%
29	BELGIO 4,25% 28/09/1	122.294,40	0,73%
30	AUSTRIA 3,8% 20/10/1	119.580,00	0,71%
31	S.PAOLO OCEANIA	113.800,79	0,68%
32	SPAGNA 4,75%98/14EUR	105.570,00	0,63%
33	GRECIA 4,5% 20/09/37	60.528,00	0,36%
34			

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 4,33.

Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio-lungo termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	16.255.170,34		0,000
Quote di Oicr	4.543.798,12		0,000
Totale	20.798.968,46	-	
VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	12.298.344,02		0,000
Quote di Oicr	659.515,24		0,000
Totale	12.957.859,26	0,00	

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 116.511,08, del conto deflussi (sul quale vengono

accreditate e posizioni individuali annullate ed in attesa di liquidazione) e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 85.724,29. I restanti € 1.139,57 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali.

L'ammontare totale di € 7.693.212,50, è suddiviso in titoli di stato italiani (€ 2.696.977,00) e titoli di stato "altri UE" (€ 4.996.235,50). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	119.580,00
2	AUSTRIA 3,9% 15/07/20	246.602,50
3	B.R.D. 3,5% 04/01/16	300.390,00
4	B.R.D. 4% 04/01/37	297.090,00
5	B.R.D. 5% 04/07/2011	334.112,00
6	BED 3,25% 09/04/2010	225.676,00
7	BELGIO 3% 28/09/2008	256.196,20
8	BELGIO 4,25% 28/09/14	122.294,40
9	BTPS 2,75% 06/10	471.233,00
10	BTPS 4% 01/02/37	355.604,00
11	BUNDES 3,25% 17/04/2009	473.496,00
12	CCT 01/03/12 TV	301.740,00
13	CCT 01/07/2013 Tv	1.005.600,00

N.	Descrizione titolo	Valore al 31 dicembre 2006
14	CCT 01/11/12 TV	562.800,00
15	FRANCE 3,5% 12/01/08	189.308,40
16	FRANCE 5% 25/10/2011	209.200,00
17	FRANCE OAT 4% 25/10/13	140.336,00
18	FRANCIA BTAN 3% 12/07/08	444.105,00
19	FRANCIA BTAN 3% 12/01/10	126.763,00
20	GRECIA 4,5% 20/09/37	60.528,00
21	GRECIA 4,50% 20/05/14	204.900,00
22	OLANDA 2,5% 15/01/2008	226.918,00
23	OLANDA 2,75%15/01/09	156.537,60
24	SPAGNA 4,75%98/14EUR	105.570,00
25	SPAGNA 5% 02/12 EUR	336.534,40
26	SPAGNA 5,5% 30/07/17	420.098,00

Quote di OICR

Le quote di OICR, ammontanti ad € 8.780.317,94, sono costituite dai seguenti strumenti finanziari:

S.PAOLO GRAN BRET	366.348,98
S.PAOLO INT PAESI EMERG	192.577,80
S.PAOLO INT. OB EURO	593.096,87
S.PAOLO OB. GIAPPONE	1.444.227,38
S.PAOLO OB.EUROPA	1.890.412,31
S.PAOLO OB.NORD AMERICA	4.179.853,81
S.PAOLO OCEANIA	113.800,79
TOTALE	**8.780.317,94**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	2.849.858,16
Quote di OICR - azioni USA	4.179.853,81
Quote di OICR - azioni Giappone	1.444.227,38
Quote di OICR - azioni altri OCSE	113.800,79
Quote di OICR - azioni altri no OCSE	192.577,80
TOTALE	**8.780.317,94**

Ratei e risconti attivi

La voce è esclusivamente composta dai ratei sui titoli emessi dagli Stati od organismi internazionali sopra citati ed ammonta a totali € 140.745,80.

Altre attività della gestione Finanziaria

L'importo di € 38.380,93 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITA'

Passività della gestione previdenziale
Questa voce si riferisce esclusivamente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese. Tali contributi ammontano ad € 116.511,08.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria

L'importo totale di € 14.217,13 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta
Il debito di € 49.851,53 deriva dall' imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 16.675.452,36, suddiviso in n. 1.491.548,031 quote da € 11,179 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 682.580,22.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 8.057.960,02, di cui € 78.594,53 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso dell'anno 2006, ammontano a complessivi € 10.330,60.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 45.491,01, switch verso altre linee di investimento per € 19.393,65 e trasferimenti ad altre forme di previdenza per € 18.516,43.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 18.544,72, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 225.012,62, è composta dagli interessi su titoli di stato ed organismi internazionali per € 219.675,12 e dagli interessi su depositi bancari per € 5.337,50.

Profitti e perdite da operazioni finanziarie
L'importo di € 360.228,04 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minusv. val. su tit. stato org. Int.li	-59.547,69
Plusv. val. su quote OICR	426.902,52
Plusvalenza da valutazione	**367.354,83**
Minusv. R. su titoli stato org. Int.li	-134.631,73
Plusv. R. su quote OICR	6.536,84
Minusvalenza realizzata	**-128.094,89**
TOTALE PLUSVALENZE	239.259,94

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 121.100,29.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-51,66
Arrotondamenti	0,07
spese e bolli su tit. stato org. int.li	-23,37
spese e bolli su quote OICR	-1,88
imposte e bolli su c/c	-55,35
TOTALE	**-132,19**

Altri Proventi ed Oneri
L'importo di € 76,73 si riferisce a sopravvenienze attive all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:
- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 132.121,62;
- commissioni di gestione amministrativa: € 60.178,65;
- commissioni di sottoscrizione: € 44.797,70;
- commissioni di portability: € 129,10.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 8.293.773,93.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 49.851,53, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	16.725.303,89
+	Prestazioni previdenziali	93.731,69
-	Contributi versati al Fondo Pensione	-7.934.309,85
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-8.431.529,96
=	Reddito di gestione	453.195,77
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	453.195,77
	Imposta sostitutiva Lorda (11% della base imponibile)	49.851,53
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**49.851,53**

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI

La variazione dell'attivo netto destinato alle Prestazioni ammonta a € 8.243.922,40.

COMPARTO 4

NOTA INTEGRATIVA AL BILANCIO 31 DICEMBRE 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 2.235, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	164	134	298
Iscritti di età 20 - 24	125	75	200
Iscritti di età 25 - 29	203	120	323
Iscritti di età 30 - 34	273	135	408
Iscritti di età 35 - 39	261	119	380
Iscritti di età 40 - 44	214	81	295
Iscritti di età 45 - 49	148	37	185
Iscritti di età 50 - 54	73	20	93
Iscritti di età 55 - 59	35	10	45
Iscritti di età 60 - 64	5	1	6
Iscritti di età > 64	1	1	2
TOTALE	**1.502**	**733**	**2.235**

Investimento dei contributi

Il comparto 4 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio alto. Tale linea di investimento prevalentemente azionaria, investe in titoli di debito di natura obbligazionaria nella misura del 30% neutrale (min. 15%, max. 45%) ed in titoli di capitale di natura azionaria nella misura del 70% neutrale (min. 55%, max. 85%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.

La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.

Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui Fondi Pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto

Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITA'	
Investimenti	7.161.433,74
Proventi maturati e non riscossi	
Totale Attività	**7.161.433,74**
PASSIVITA'	
Passività della gestione previdenziale	57.699,19
Passività della gestione finanziaria	7.239,97
Oneri maturati e non riscossi	27.987,98
Totale Passività	**92.927,14**
Attivo netto destinato alle prestazioni	**7.068.506,60**
Numero delle quote in essere	646.545,700
Valore unitario della quota	10,932

COMMENTO ALLE VOCI DI BILANCIO

STATO PATRIMONIALE
Attività

	2006		2005	
10 Investimenti		**7.161.433,74**		**3.862.733,60**
a) Depositi bancari	85.905,08		53.252,86	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	1.890.474,30		978.330,08	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	5.128.051,04		2.797.401,98	
i) Opzioni acquistate				
l) Ratei e risconti attivi	34.552,21		22.857,50	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	22.451,11		10.891,18	
20 Garanzie di risultato acquisite sulle posizioni individuali		-		-
30 Crediti di imposta				-
TOTALE ATTIVITA'		**7.161.433,74**		**3.862.733,60**

Passività

	2006		2005	
10 Passività della gestione previdenziale		**(57.699,19)**		**(46.674,81)**
a) Debiti della gestione previdenziale	(57.699,19)		(46.674,81)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(7.239,97)**		**(3.889,53)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(7.239,97)		(3.889,53)	
40 Debiti di imposta		(27.987,98)		(48.340,99)
TOTALE PASSIVITA'		**(92.927,14)**		**(98.905,33)**
100 Attivo netto destinato alle prestazioni		**7.068.506,60**		**3.763.828,27**

CONTI D'ORDINE

	2006	2005
Contributi attesi da incassare	**300.304,90**	**220.389,68**

CONTO ECONOMICO

	2006		2005	
10 Saldo della gestione previdenziale		**3.120.618,29**		**1.797.518,77**
a) Contributi per le prestazioni	3.223.611,08		1.818.624,01	
b) Anticipazioni				
c) Trasferimenti e riscatti	(93.175,57)		(13.221,97)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(9.817,22)		(7.883,27)	
20 Risultato della gestione finanziaria		**322.426,96**		**472.803,77**
a) Dividendi e interessi	56.351,63		27.676,75	
b) Profitti e perdite da operazioni finanziarie	266.050,77		445.127,02	
c) Altri proventi ed oneri	24,56			
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(110.378,94)**		**(61.122,03)**
a) Società di gestione	(110.378,94)		(61.122,03)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**3.332.666,31**		**2.209.200,51**
50 Imposta sostitutiva		(27.987,98)		(48.624,32)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**3.304.678,33**		**2.160.576,19**

Stato Patrimoniale

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	S.PAOLO OB.NORD AMER	2.441.599,65	34,09%
2	S.PAOLO OB.EUROPA	1.104.316,06	15,42%
3	S.PAOLO OB. GIAPPONE	843.577,70	11,78%
4	S.PAOLO INT. OB EURO	345.206,61	4,82%
5	CCT 01/07/2013 Tv	231.288,00	3,23%
6	S.PAOLO GRAN BRET	213.993,82	2,99%
7	CCT 01/11/12 TV	135.675,00	1,89%
8	BUNDES 3,25% 17/04/2	118.374,00	1,65%
9	BTPS 2,75% 06/10	115.404,00	1,61%
10	FRANCIA BTAN 3% 12/	113.493,50	1,58%
11	S.PAOLO INT PAESI EM	112.822,44	1,58%
12	SPAGNA 5,5% 30/07/17	102.186,00	1,43%
13	BTPS 4% 01/02/37	88.901,00	1,24%
14	SPAGNA 5% 02/12 EUR	84.133,60	1,17%
15	B.R.D. 5% 04/07/2011	83.528,00	1,17%
16	CCT 01/03/12 TV	80.464,00	1,12%
17	B.R.D. 4% 04/01/37	74.272,50	1,04%

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
18	B.R.D. 3,5% 04/01/16	72.675,00	1,01%
19	S.PAOLO OCEANIA	66.534,76	0,93%
20	AUSTRIA 3,9% 15/07/2	64.116,65	0,90%
21	BELGIO 3% 28/09/2008	64.049,05	0,89%
22	OLANDA 2,5% 15/01/20	54.263,00	0,76%
23	BED 3,25% 09/04/2010	53.966,00	0,75%
24	FRANCE 5% 25/10/2011	52.300,00	0,73%
25	FRANCE 3,5% 12/01/08	49.818,00	0,70%
26	GRECIA 4,50% 20/05/1	46.102,50	0,64%
27	OLANDA 2,75%15/01/09	39.134,40	0,55%
28	FRANCE OAT 4% 25/10/	35.084,00	0,49%
29	BELGIO 4,25% 28/09/1	30.573,60	0,43%
30	AUSTRIA 3,8% 20/10/1	29.895,00	0,42%
31	FRANCIA BTAN 3% 12/0	29.253,00	0,41%
32	SPAGNA 4,75%98/14EUR	26.392,50	0,37%
33	GRECIA 4,5% 20/09/37	15.132,00	0,21%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 4,37.

Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio-lungo termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	4.178.941,75		0,000
Quote di Oicr	2.552.798,20		0,000
Totale	6.731.739,95	0,00	
VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	3.214.046,64		0,000
Quote di Oicr	468.830,62		0,000
Totale	3.682.877,26	0,00	

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 51.818,64, del conto deflussi (sul quale vengono

accreditate e posizioni individuali annullate ed in attesa di liquidazione) per € 5.880,55 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 27.761,98. I restanti € 443,91 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali.

L'ammontare totale di € 1.890.474,30, è suddiviso in titoli di stato italiani (€ 651.732,00) e titoli di stato altri UE (€ 1.238.742,30). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	29.895,00
2	AUSTRIA 3,9% 15/07/20	64.116,65
3	B.R.D. 3,5% 04/01/16	72.675,00
4	B.R.D. 4% 04/01/37	74.272,50
5	B.R.D. 5% 04/07/2011	83.528,00
6	BED 3,25% 09/04/2010	53.966,00
7	BELGIO 3% 28/09/2008	64.049,05
8	BELGIO 4,25% 28/09/14	30.573,60
9	BTPS 2,75% 06/10	115.404,00
10	BTPS 4% 01/02/37	88.901,00
11	BUNDES 3,25% 17/04/2009	118.374,00
12	CCT 01/03/12 TV	80.464,00
13	CCT 01/07/2013 Tv	231.288,00

N.	Descrizione titolo	Valore al 31 dicembre 2006
14	CCT 01/11/12 TV	135.675,00
15	FRANCE 3,5% 12/01/08	49.818,00
16	FRANCE 5% 25/10/2011	52.300,00
17	FRANCE OAT 4% 25/10/13	35.084,00
18	FRANCIA BTAN 3% 12/07/08	113.493,50
19	FRANCIA BTAN 3% 12/01/10	29.253,00
20	GRECIA 4,5% 20/09/37	15.132,00
21	GRECIA 4,50% 20/05/14	46.102,50
22	OLANDA 2,5% 15/01/2008	54.263,00
23	OLANDA 2,75%15/01/09	39.134,40
24	SPAGNA 4,75%98/14EUR	26.392,50
25	SPAGNA 5% 02/12 EUR	84.133,60
26	SPAGNA 5,5% 30/07/17	102.186,00

Quote di OICR

Le quote di OICR, ammontanti ad € 5.128.051,04, sono costituite dai seguenti strumenti finanziari:

S.PAOLO GRAN BRET	213.993,82
S.PAOLO INT PAESI EMERG	112.822,44
S.PAOLO INT. OB EURO	345.206,61
S.PAOLO OB. GIAPPONE	843.577,70
S.PAOLO OB.EUROPA	1.104.316,06
S.PAOLO OB.NORD AMERICA	2.441.599,65
S.PAOLO OCEANIA	66.534,76
TOTALE	**5.128.051,04**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	1.663.516,49
Quote di OICR - azioni USA	2.441.599,65
Quote di OICR - azioni Giappone	843.577,70
Quote di OICR - azioni altri OCSE	66.534,76
Quote di OICR - azioni altri no OCSE	112.822,44
TOTALE	**5.128.051,04**

Ratei e risconti attivi

La voce è esclusivamente composta dai ratei sui titoli emessi dagli Stati od organismi internazionali sopra citati ed ammonta a totali € 34.552,21.

Altre attività della gestione Finanziaria

L'importo di € 22.451,11 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITA'

Passività della gestione previdenziale

Questa voce si riferisce principalmente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese, ammontanti ad € 51.818,64. I restanti € 5.880,55, sono costituiti dal debito verso l'Erario per le ritenute Irpef (con relative addizionali) calcolate sulle prestazioni erogate nel mese di dicembre. Tali ritenute sono state regolarmente versate il 16 gennaio 2007.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di € 7.239,97 è relativo alle commissioni di Gestione Finanziaria da versare.

Debiti d'imposta

Il debito di € 27.987,98 deriva dall' imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 7.068.506,60 suddiviso in n. 646.545,7 quote da € 10,932 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 300.304,90.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 3.223.611,08, di cui € 49.200,33 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 76.715,42, switch verso altre linee di investimento per € 11.372,39 e trasferimenti verso altre forme di previdenza per € 5.087,76.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 9.817,22, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 56.351,63, è composta dagli interessi su titoli di stato ed organismi internazionali per € 54.219,32 e dagli interessi su depositi bancari per € 2.132,31.

Profitti e perdite da operazioni finanziarie
L'importo di € 266.050,77 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minusv. val. su tit. stato org. Int.li	-15.814,69
Plusv. val. su quote OICR	246.282,17
Plusvalenza da valutazione	**230.467,48**
Minusv. R. su titoli stato org. Int.li	-36.930,37
Plusv. R. su quote OICR	399,31
Minusvalenze realizzate	**-36.531,06**
TOTALE PLUSVALENZE	193.936,42

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 72.227,63.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-26,25
Arrotondamenti	0,03
comm. neg. Su tit. stato org. Int.li	-5,83
spese e bolli su tit. stato org. int.li	-24,08
spese e bolli su quote OICR	-1,80
imposte e bolli su c/c	-55,35
TOTALE	**-113,28**

Altri Proventi ed Oneri
L'importo di € 24,56 si riferisce a sopravvenienze attive all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:
- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 67.990,74;
- commissioni di gestione amministrativa: € 23.823,62;
- commissioni di sottoscrizione: € 18.487,12;
- commissioni di portability: € 77,46.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 3.332.666,31.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 27.987,98, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	7.096.494,58
+	Prestazioni previdenziali	93.175,57
-	Contributi versati al Fondo Pensione	-3.171.405,66
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-3.763.828,27
=	Reddito di gestione	254.436,22
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	254.436,22
	Imposta sostitutiva Lorda (11% della base imponibile)	27.987,98
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**27.987,98**

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI

La variazione dell'attivo netto destinato alle Prestazioni ammonta a € 3.304.678,33.

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione	*Valore IAS dell'immobile al 31 dicembre 2006*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2006*
Firenze Piazza Acciaioli 1	1.088.955,24	376.196,07	712.759,17
Firenze Piazza Beccaria 1R	2.879.891,56	846.304,31	2.033.587,25
Firenze Piazza Brunelleschi 10	6.148.063,87	2.181.958,01	3.966.105,86
Firenze Piazza Brunelleschi 18	252.431,36	76.000,49	176.430,87
Firenze Piazza Brunelleschi 19	308.581,89	92.905,95	215.675,94
Firenze Piazza Brunelleschi snc	22.814,00	1.570,58	21.243,42
Firenze Piazza Brunelleschi snc	60.146,00	4.140,63	56.005,37
Firenze Piazza Dalmazia 37 R	2.571.730,41	859.691,34	1.712.039,07
Firenze Piazza della Signoria 20R (in leasing)	2.169.448,98	250.571,36	1.918.878
Firenze Piazza Puccini 2 R	2.284.808,29	756.515,86	1.528.292,43
Firenze Piazza Puccini snc	26.226,70	8.683,84	17.542,86
Firenze Piazzale di Porta al Prato 42	1.766.466,87	618.858,42	1.147.608,45
Firenze Via Aretina snc	375.998,12	56.360,02	319.638,10
Firenze Via B. da Montelupo,66 (in leasing)	352.223,61	33.285,14	318.938
Firenze Via Bufalini 27 R	3.258.049,08	1.108.245,89	2.149.803,19
Firenze Via Bufalini 6	76.318.653,99	27.538.705,75	48.779.948,24
Firenze Via De Sanctis 48	2.928.490,90	914.887,99	2.013.602,91
Firenze Via De Sanctis 50	259.348,35	81.022,86	178.325,49
Firenze Via De Sanctis 56	376.789,12	117.712,45	259.076,67
Firenze Via De Sanctis Snc	257.215,35	80.356,48	176.858,87
Firenze Via degli Speziali 14-16	4.205.346,47	1.021.729,49	3.183.616,98
Firenze Via dei Pucci 1	7.858.558,71	1.898.700,13	5.959.858,58
Firenze Via dei Servi 17/19	851.210,86	242.913,55	608.297,31
Firenze Via del Castellaccio 36	617.054,46	185.779,05	431.275,41
Firenze Via del Castellaccio 40	1.799.954,36	541.919,38	1.258.034,98
Firenze Via del Gelsomino 101 D	500.582,11	145.227,73	355.354,38
Firenze Via del Parione 19 R	3.940.262,34	965.480,34	2.974.782,00
Firenze Via dello Statuto 7	1.112.777,91	405.089,73	707.688,18
Firenze Via di Mugello 29/31	551.233,79	182.290,97	368.942,82
Firenze Via Faccioli 43	2.376.051,44	1.092.858,70	1.283.192,74
Firenze Via Faccioli snc	61.940,84	28.489,50	33.451,34
Firenze Via G.P.Orsini 96	390.848,27	132.353,97	258.494,30
Firenze Via Luigi Alamanni 11	361.183,46	109.580,74	251.602,72
Firenze Via Madonna della Tosse 9	319.954,32	82.397,82	237.556,50
Firenze Via Martiri del Popolo 39 R	1.634.437,26	735.774,36	898.662,90
Firenze Via Masaccio 43	667.947,73	141.209,53	526.738,20
Firenze Via Mugello 23	836.487,67	276.623,41	559.864,26
Firenze Via Santa Caterina d'Alessandria 14	2.338.619,98	709.215,01	1.629.404,97
Firenze Viale Amendola snc	36.504,00	2.299,74	34.204,26
Firenze Viale dei Mille 76	1.553.631,13	470.045,20	1.083.585,93
Firenze Viale Duse 24-Bd	560.197,00	183.377,61	376.819,39
Firenze Viale Europa N.Ri 179-181-183	1.118.953,89	396.698,96	722.254,93
Firenze Viale Europa 11	125.431,54	35.643,08	89.788,46
Firenze Viale Europa 13	4.213.338,83	1.197.277,31	3.016.061,52
Arcidosso Corso Toscana 46	386.222,10	122.238,05	263.984,05
Arezzo di Rigutino Ovest 91	610.001,79	302.838,24	307.163,55
Arezzo Via Isonzo 43	5.209,23	1.849,57	3.359,66
Arezzo Via Roma 4	5.129.581,52	1.789.818,76	3.339.762,76
Arezzo Via Vittorio Veneto 43	831.726,28	261.189,16	570.537,12
Bagno a Ripoli Piazza Umberto I 12	977.723,45	434.668,13	543.055,32
Bagno a Ripoli Via F.Lli Orsi 2	1.187.258,71	566.277,09	620.981,62
Bagno a Ripoli Via Peruzzi 30-38	657.050,01	215.676,06	441.373,95

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione	*Valore IAS dell'immobile al 31 dicembre 2006*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2006*
Barberino di Mugello Piazza Betti 1	821.585,18	259.414,30	562.170,88
Barberino di Mugello Via San Francesco 2	239.912,45	28.104,45	211.808,00
Barberino Val d'Elsa Marcialla, Piazza Brandi 15 F	137.103,74	42.121,57	94.982,17
Barberino Val d'Elsa Via Cassia 61	473.158,33	211.339,78	261.818,55
Barga Via Pascoli 38	318.336,66	109.318,62	209.018,04
Bucine Via Roma 37	178.550,74	58.023,15	120.527,59
Campi Bisenzio Via Pistoiese 375	923.318,19	365.609,92	557.708,27
Campi Bisenzio S.S.325 Val di Setta Ang.Via delle Ville	2.607.399,84	1.115.555,60	1.491.844,24
Campi Bisenzio Via Rucellai 4	282.101,03	90.505,56	191.595,47
Campi Bisenzio Via Rucellai snc	1.383.612,95	443.900,13	939.712,82
Camposanto Via Roma 12	289.431,67	135.047,87	154.383,80
Carrara Via Groppini	583.715,80	226.232,05	357.483,75
Carrara Via Groppini 7	153.101,61	57.217,70	95.883,91
Cascina Viale Comaschi 1	1.251.363,77	471.811,06	779.552,71
Castel Del Piano Via Orazio Imberciadori 1	400.306,32	120.334,20	279.972,12
Castel Focognano Rassina - Piazza Mazzini 57	177.863,92	58.340,55	119.523,37
Castel San Niccolo' Via Roma 29 T	301.794,37	108.946,80	192.847,57
Castelfiorentino Piazza Cavour 19R	1.000.988,00	306.264,06	694.723,94
Castelfranco di Sopra Piazza Vittorio Emanuele 18	363.160,94	143.979,83	219.181,11
Castelfranco di Sotto Piazza Xx Settembre (in leasing)	490.634,05	56.668,24	433.966
Castell'Azzara Piazza Martiri della Niccioleta 5	236.091,81	72.161,69	163.930,12
Castelnuovo Berardenga Via Chiantigiana 1	171.791,87	46.759,55	125.032,32
Castiglion Fiorentino Corso Italia 28 A	798.264,10	411.552,36	386.711,74
Castiglione della Pescaia Via Roma 1	2.052.016,35	751.270,71	1.300.745,64
Cavezzo Piazza Matteotti 22	434.048,66	217.769,04	216.279,62
Certaldo Via II Giugno 7	1.188.983,77	461.845,97	727.137,80
Civitella in Val di Chiana Via Dante Alighieri 21	783.326,29	335.170,12	448.156,17
Colle di Val d'Elsa Piazza Arnolfo 33	1.234.170,44	375.550,34	858.620,10
Concordia sulla Secchia Piazza della Repubblica 15	443.897,35	181.640,53	262.256,82
Cortona Piazza Signorelli 7	793.858,26	254.916,75	538.941,51
Cortona Piazza XXV Aprile 9/C	92.624,85	24.079,88	68.544,97
Cortona S.S. del Niccone 2	124.649,16	40.351,45	84.297,71
Cortona Via XX Settembre 27	326.315,70	98.014,96	228.300,74
Cortona Viale Regina Elena 13	227.045,25	78.887,01	148.158,24
Deruta Via Tiberina, 250 (in leasing)	215.878,98	24.934,02	190.945
Dicomano Via Dante Alighieri 6	232.899,05	76.096,53	156.802,52
Fiesole P.za Garibaldi 24	1.738.087,18	614.950,05	1.123.137,13
Fiesole Via Faentina 264	1.312.604,78	654.902,32	657.702,46
Figline Valdarno P.zza Marsilio Ficino 33	1.641.650,33	594.227,61	1.047.422,72
Figline Valdarno Via IV Novembre 7/8	466.838,00	149.911,80	316.926,20
Finale Emilia Corso Matteotti 2	860.099,28	370.892,42	489.206,86
Firenzuola Corso Villani 54	461.656,66	149.239,94	312.416,72
Foiano della Chiana Corso Vittorio Emanuele 34	725.544,71	293.229,36	432.315,35
Follonica Via Litoranea 87	1.330.776,17	465.409,65	865.366,52
Fucecchio Piazza Montanelli 27	1.433.414,84	505.500,53	927.914,31
Gavorrano Via Marconi 88	275.380,52	106.281,54	169.098,98
Greve Via Matteotti 1	432.213,94	139.903,64	292.310,30
Grosseto Piazza Fratelli Rosselli 8	7.701.523,88	3.063.709,44	4.637.814,44
Grosseto Via Senese 2	1.323.163,35	461.524,67	861.638,68
Impruneta Via Montebuoni 200	667.667,56	245.884,10	421.783,46
Incisa Valdarno Viale XX Settembre 38	337.731,84	173.116,84	164.615,00
Lastra a Signa Piazza Firenze 1	905.256,21	318.131,34	587.124,87
Lastra a Signa Piazza Firenze snc	147.308,56	51.768,19	95.540,37

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione	*Valore IAS dell'immobile al 31 dicembre 2006*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2006*
Livorno Via dei Fulgidi	1.175,60	326,30	849,30
Livorno Via dei Fulgidi 12-14	1.629.115,67	452.174,56	1.176.941,11
Londa Via Roma 73	342.658,04	111.535,25	231.122,79
Marradi Via Talenti 17	227.761,11	79.941,51	147.819,60
Medolla Via Roma 232	381.954,50	116.683,34	265.271,16
Mirandola Piazza Matteotti 2	7.868.627,56	2.214.223,77	5.654.403,79
Mirandola Piazza Matteotti snc	612.126,01	-	612.126,01
Mirandola San Martino Spino - Via Valli 505	309.096,71	109.485,02	199.611,69
Mirandola Via Agnini 37	497.096,88	81.482,09	415.614,79
Modena Via Vignolese 64	189.207,58	48.319,97	140.887,61
Modena Via Vignolese 70	739.216,25	188.781,61	550.434,64
Montaione Piazza Cavour	815.499,63	502.537,20	312.962,43
Monte Argentario Piazza dei Rioni 5	1.821.631,64	675.768,35	1.145.863,29
Monte San Savino Via della Pace 25	466.535,75	164.314,64	302.221,11
Montecatini Terme Via IV Novembre	2.625.780,89	517.896,64	2.107.884,25
Montelupo Fiorentino Piazza Della Liberta' 3	818.472,47	273.182,62	545.289,85
Montemignaio Via Piave 46	121.838,91	39.142,02	82.696,89
Monteriggioni Via Berrettini 42	715.712,96	269.276,79	446.436,17
Montevarchi Via Poggio Bracciolini 41	20.010,94	9.323,61	10.687,33
Montevarchi Via Roma 38	3.232.361,76	1.506.036,82	1.726.324,94
Palazzuolo sul Senio Via Roma 19	157.906,10	57.283,65	100.622,45
Perugia Corso Vannucci 63	436.785,72	117.642,62	319.143,10
Perugia Via M. Angeloni 43 B	5.126.304,52	2.459.318,48	2.666.986,04
Pian di Sco' Via Roma 1	349.793,12	123.117,50	226.675,62
Pietrasanta Piazza Carducci 6	624.912,39	242.112,00	382.800,39
Pieve Santo Stefano Piazza Logge Del Grano 3	413.835,66	169.971,46	243.864,20
Pisa Via Malagoli snc	221.297,00	52.132,70	169.164,30
Pisa Via Matteucci snc	1.495.296,25	352.259,23	1.143.037,02
Poggibonsi Largo Gramsci 15	1.742.814,58	674.251,50	1.068.563,08
Pomarance Piazza Sant'Anna 2	252.887,61	95.914,29	156.973,32
Pontassieve Piazza Cairoli 2	19.484,21	7.188,44	12.295,77
Pontassieve Piazza Cairoli 2 A	1.750.636,34	645.874,01	1.104.762,33
Pontassieve Via G. Montanelli snc	1.353,07	499,19	853,88
Pontassieve Via Piana 13 E	200.264,70	69.014,07	131.250,63
Portoferraio Piazza Cavour 62	927.339,24	351.708,14	575.631,10
Portoferraio Via Prov.le Marciana 82,84	200.704,51	37.687,29	163.017,22
Prato Via Mozza sul Gorone 5	819.445,87	184.288,72	635.157,15
Prato Viale Montegrappa 302	1.336.001,66	310.828,71	1.025.172,95
Prato Viale Montegrappa 302/H	929.624,96	216.282,71	713.342,25
Prato Viale Montegrappa snc	281.652,87	65.528,25	216.124,62
Rapolano Terme Via Provinciale Sud 35	356.515,10	114.984,02	241.531,08
Reggello Via Dante Alighieri 20	533.541,11	192.855,72	340.685,39
Roccastrada Piazza Gramsci 21/25	382.909,90	183.012,46	199.897,44
Rufina Via Piave 28 C	504.403,42	163.442,32	340.961,10
San Casciano in Val di Pesa Piazza delle Erbe 1	673.603,83	241.037,10	432.566,73
San Casciano in Val di Pesa Via Mattoncetti 16	1.248.919,11	663.341,81	585.577,30
San Felice sul Panaro Corso Mazzini 21	259.483,78	94.947,66	164.536,12
San Gimignano Piazza della Cisterna 2-2/A	820.210,07	242.294,77	577.915,30
San Giovanni Valdarno Corso Italia e Via Alberti	2.265.651,79	974.669,51	1.290.982,28
San Marcello Pistoiese Via P. Leopoldo 33	313.494,26	108.674,24	204.820,02
San Piero a Sieve Via Provinciale 18/A	245.864,37	85.350,48	160.513,89
Sansepolcro Via XX Settembre 82 A	913.086,79	296.746,45	616.340,34
Santa Croce sull'Arno Via Basili	98.607,32	23.203,96	75.403,36

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione	*Valore IAS dell'immobile al 31 dicembre 2006*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2006*
Santa Croce sull'Arno Via Basili Snc	1.947.330,28	458.218,95	1.489.111,33
Scandicci Via del Botteghino 162	1.351.283,04	223.968,96	1.127.314,08
Scandicci Via di Sollicciano 10	336.652,97	54.743,74	281.909,23
Scarperia Viale Kennedy	1.068.914,33	450.536,17	618.378,16
Sestino Via Roma 5	226.241,85	64.352,21	161.889,64
Sesto Fiorentino Via Cavallotti 69	2.388.656,11	730.094,47	1.658.561,64
Siena Piazza Tolomei 11	6.329.568,70	2.100.007,53	4.229.561,17
Siena Via Massetana Romana 2	1.221.063,52	224.962,41	996.101,11
Signa Piazza Ciampi 1	784.940,87	267.463,74	517.477,13
Sinalunga Viale Trieste 39	588.241,62	202.469,51	385.772,11
Sorano Piazza Pietro Busatti 2	13.009,72	4.432,30	8.577,42
Sorano Piazza Pietro Busatti 3	187.627,98	63.923,32	123.704,66
Stia Piazza Tanucci 70	327.801,64	100.344,27	227.457,37
Subbiano Viale Europa 24	1.631.571,73	832.819,38	798.752,35
Tavarnelle Val di Pesa Via Roma 85	514.754,88	277.635,95	237.118,93
Torrita di Siena Via Mazzini 12	882.117,82	365.816,60	516.301,22
Viareggio Piazza Dante ang.Via Verdi 6-8	893.554,48	322.008,08	571.546,40
Viareggio Via S. Francesco snc	11.705.863,55	7.480.636,94	4.225.226,61
Vicchio Piazza Giotto 10	246.485,04	74.211,39	172.273,65
Volterra Via Matteotti 3	694.601,63	205.873,53	488.728,10
TOTALE IMMOBILI AD USO FUNZIONALE (IAS 16)	**277.698.628,26**	**98.582.238,62**	**179.116.389,64**
Firenze Piazza Brunelleschi 19	2.315.675,00	-	2.315.675,00
Firenze Piazza Brunelleschi 20	412.072,00	-	412.072,00
Firenze Piazza Brunelleschi snc	176.852,00	-	176.852,00
Firenze Piazza Brunelleschi snc	186.160,00	-	186.160,00
Firenze Piazza Puccini 3	433.177,00	-	433.177,00
Firenze Piazza Puccini snc	30.432,00	-	30.432,00
Firenze Piazza S.Maria Nuova 1	426.740,00	-	426.740,00
Firenze Piazzale di Porta al Prato 44	509.302,00	-	509.302,00
Firenze Via Bufalini 8 R	181.630,00	-	181.630,00
Firenze Via Castellaccio 10	2.158.818,00	-	2.158.818,00
Firenze Via Castellaccio 2	1.792.631,00	-	1.792.631,00
Firenze Via dei Servi 36R	620.250,00	-	620.250,00
Firenze Via dei Medici 2	616.110,00	-	616.110,00
Firenze Via dei Servi 10	327.360,00	-	327.360,00
Firenze Via dei Servi 30 R	2.529.164,00	-	2.529.164,00
Firenze Via dei Servi 32/R	153.516,00	-	153.516,00
Firenze Via dei Servi 42/44	483.795,00	-	483.795,00
Firenze Via dei Servi 46/R	139.563,00	-	139.563,00
Firenze Via dei Servi 8	343.672,00	-	343.672,00
Firenze Via del Castellaccio 10	27.946,00	-	27.946,00
Firenze Via del Castellaccio 10R	25.894,00	-	25.894,00
Firenze Via del Castellaccio 14R	380.443,00	-	380.443,00
Firenze Via del Castellaccio 40	2.938.173,00	-	2.938.173,00
Firenze Via del Castellaccio 42/44	260.256,00	-	260.256,00
Firenze Via del Castellaccio 6R	350.946,00	-	350.946,00
Firenze Via del Pian dei Giullari 30	22.311,00	-	22.311,00
Firenze Via del Pian dei Giullari 32	182.672,00	-	182.672,00
Firenze Via Fra' Bartolommeo 37A/R	48.600,00	-	48.600,00
Firenze Via Fra' Bartolommeo 39R	52.200,00	-	52.200,00
Firenze Via Giovanni Fabroni 21/A	185.150,00	-	185.150,00

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione	*Valore IAS dell'immobile al 31 dicembre 2006*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2006*
Firenze Via Lorenzo di Credi 2	1.018.282,00	-	1.018.282,00
Firenze Via Luigi Alamanni 11	77.636,00	-	77.636,00
Firenze Via Masaccio 204	671.813,00	-	671.813,00
Firenze Via Monalda 1	2.500.251,00	-	2.500.251,00
Firenze Via Monalda 13 R	624.888,00	-	624.888,00
Firenze Via Monalda 15 R	1.258.590,00	-	1.258.590,00
Firenze Via Pian dei Giullari 36/B	2.629.130,00	-	2.629.130,00
Firenze Via Pier Capponi 89	679.894,00	-	679.894,00
Firenze Via Santa Caterina d'Alessandria 16	297.759,00	-	297.759,00
Firenze Viale dei Mille 78	1.152.293,00	-	1.152.293,00
Firenze Viale dei Mille 93	481.602,00	-	481.602,00
Arcidosso Corso Toscana 48	145.585,00	-	145.585,00
Arezzo Di Rigutino Ovest 91	7.656,00	-	7.656,00
Arezzo Via Madonna del Prato	205.824,00	-	205.824,00
Arezzo Via Madonna del Prato 65	386.519,00	-	386.519,00
Arezzo Via Roma 2	1.712.992,00	-	1.712.992,00
Aulla Piazza Mazzini 27	126.108,00	-	126.108,00
Campi Bisenzio Piazza Matteucci	372.696,00	-	372.696,00
Campi Bisenzio Via Rucellai 4	461.978,00	-	461.978,00
Camposanto Via Roma snc	57.874,00	-	57.874,00
Castel Focognano Rassina - Corso Vittorio Emanuele 1/A	202.653,00	-	202.653,00
Castel Focognano Rassina - Corso Vittorio Emanuele 3	20.825,00	-	20.825,00
Castel San Niccolo' Via Lungo il Solaino snc	14.925,00	-	14.925,00
Castel San Niccolo' Via Roma 31	114.192,00	-	114.192,00
Castelfiorentino Via Ridolfi 2	261.060,00	-	261.060,00
Castelnuovo Val di Cecina Via della Repubblica 58	76.830,00	-	76.830,00
Certaldo Via Camillo Cavour 18	345.100,00	-	345.100,00
Concordia sulla Secchia Piazza della Repubblica 13	140.100,00	-	140.100,00
Cortona S.S. del Niccone 8	69.355,00	-	69.355,00
Dicomano Via Dante Alighieri 8	100.298,00	-	100.298,00
Fiesole Via Gramsci 4	1.848.675,00	-	1.848.675,00
Finale Emilia Corso Matteotti 7	397.494,00	-	397.494,00
Finale Emilia Corso Matteotti snc	23.428,00	-	23.428,00
Firenzuola Corso Villani 60	145.562,00	-	145.562,00
Isola del Giglio Via dell' Asilo 12	691.992,00	-	691.992,00
Marradi Via Razzi 2	40.147,00	-	40.147,00
Marradi Via Razzi 4	12.024,00	-	12.024,00
Marradi Via Talenti 13	54.281,00	-	54.281,00
Marradi Via Talenti 15	362.054,00	-	362.054,00
Marradi Via Talenti 19	16.798,00	-	16.798,00
Marradi Via Talenti 21	181.568,00	-	181.568,00
Mirandola San Martino Spino - Via Valli 261	150.919,00	-	150.919,00
Mirandola Via Pedoca 1	148.338,00	-	148.338,00
Palazzuolo Sul Senio Via XXIV Settembre 3	124.369,00	-	124.369,00
Palazzuolo Sul Senio Via XXIV Settembre 5	16.172,00	-	16.172,00
Perugia Via Angeloni 43 D	531.000,00	-	531.000,00
Perugia Via Angeloni 43 E	87.264,00	-	87.264,00
Pisa Via Emilia	288.284,00	-	288.284,00
Pisa Via Fiorentina	7.857,00	-	7.857,00
Pisa Via Fiorentina	56.454,00	-	56.454,00
Poggibonsi Via Borgo Marturi 1	513.129,00	-	513.129,00
Pomarance Piazza Sant'Anna snc	83.232,00	-	83.232,00
Portoferraio Piazzale Pietri 1	787.400,00	-	787.400,00

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione	*Valore IAS dell'immobile al 31 dicembre 2006*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2006*
Portoferraio Via Prov.le Marciana 82,84	186.300,00	-	186.300,00
Roma Via della Magnetite 39	746.892,00	-	746.892,00
Roma Via Donizetti 20	383.880,00	-	383.880,00
Roma Via Mecenate 27	263.000,00	-	263.000,00
San Casciano in Val di Pesa Via dei Fossi 23Cd	455.366,00	-	455.366,00
San Felice sul Panaro Corso Mazzini 19	222.900,00	-	222.900,00
San Marcello Pistoiese Via P. Leopoldo 39	182.864,00	-	182.864,00
Siena Via del Termine 32	5.825.659,00	-	5.825.659,00
Signa Nannucci 1	243.072,00	-	243.072,00
Signa S. Mauro a Signa - Piazza Ciampi	215.616,00	-	215.616,00
Sinalunga Piazza della Stazione	674.636,00	-	674.636,00
Sorano Piazza Pietro Busatti 2	138.970,00	-	138.970,00
Stia Piazza Tanucci 70C	108.780,00	-	108.780,00
IMMOBILI AD USO INVESTIMENTO (IAS 40)	**50.742.594,00**	**-**	**50.742.594,00**
TOTALE COMPLESSIVO IMMOBILI ALLA DATA DI CHIUSURA DELL'ESERCIZIO	**328.441.222,26**	**98.582.238,62**	**229.858.983,64**
Aulla Piazza Mazzini 27	884.538,83	308.510,51	576.028,32
Bagnone Via della Repubblica 50	207.877,95	68.470,05	139.407,90
Carrara Via Roma	493.852,59	176.480,77	317.371,82
Carrara Viale XX Settembre 248	2.899.694,03	1.474.273,37	1.425.420,66
Fivizzano Via Roma snc	370.988,31	138.317,49	232.670,82
Massa Via Crispi 24	54.902,34	17.979,36	36.922,98
Massa Via Crispi 26	1.181.425,09	386.891,81	794.533,28
Pontremoli Via Ricci Armani 1/A	426.956,39	180.904,77	246.051,62
Villafranca in Lunigiana Piazza della Vittoria 5	77.948,51	14.229,25	63.719,26
TOTALE IMMOBILI IN VIA DI DISMISSIONE (1)	**6.598.184,04**	**2.766.057,38**	**3.832.126,66**

(1) Si tratta degli immobili oggetto della cessione effettuata il 1° gennaio 2007 alla controllata Cassa di Risparmio della Spezia S.p.A.

GRUPPO BANCA CR FIRENZE

Bilancio Consolidato al 31 dicembre 2006

Indice

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione % (2)	31 dicembre 2005
DATI ECONOMICI				
Margine d'interesse netto	573,1	509,2	+12,5%	506,1
Commissioni attive	285,3	285,3	+0,0%	316,6
Margine d'intermediazione lordo	1.004,1	933,1	+7,6%	960,4
Rettifiche di valore nette su crediti e altre attività finanziarie	51,3	58,9	-12,9%	56,4
Margine d'intermediazione netto	952,8	874,2	+9,0%	904,0
Spese di funzionamento	593,8	610,2	-2,7%	639,3
Utile dell'operatività corrente al lordo delle imposte	313,0	267,7	+16,9%	270,5
Utili da operazioni non ricorrenti	100,8	0,0	n.s.	0,0
Utile netto	271,1	148,4	+82,7%	149,0
Comprehensive income (3)	212,4	146,4	+45,1%	147,0
INDICI DI REDDITIVITA'				
ROE (4)	20,1%	12,6%	+7,5%	12,7%
ROE rettificato (5)	15,7%	12,6%	+3,1%	12,6%
Cost / Income ratio (6)	59,1%	65,4%	-6,3%	66,6%
DATI PATRIMONIALI				
Totale attività	23.812,9	22.099,4	+7,8%	22.176,4
Crediti verso clientela (esclusi crediti in sofferenza)	14.477,1	13.120,9	+10,3%	13.000,8
Partecipazioni	476,1	442,9	+7,5%	435,1
Passività al costo ammortizzato	17.774,5	16.418,5	+8,3%	16.376,9
Patrimonio netto	1.621,1	1.326,0	+22,3%	1.325,1
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	38.919,1	35.736,7	+8,9%	35.704,9
Raccolta diretta	17.009,2	15.570,9	+9,2%	15.539,1
Raccolta indiretta	21.909,9	20.165,8	+8,6%	20.165,8
- Risparmio amministrato	11.470,2	9.573,9	+19,8%	9.573,9
- Risparmio gestito	10.439,7	10.591,9	-1,4%	10.591,9
- Gestioni patrimoniali (GPM - GPS - GPF)	2.602,4	3.039,6	-14,4%	3.039,6
- Fondi	5.105,7	4.780,7	+6,8%	4.780,7
- Assicurazioni	2.669,3	2.737,5	-2,5%	2.737,5
- Fondi di previdenza complementare	62,3	34,1	+82,7%	34,1
INDICI DI RISCHIOSITA' DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,03%	1,11%	-0,08%	1,12%
Altri crediti deteriorati netti (escluso sofferenze) / Crediti netti verso la clientela	1,54%	2,17%	-0,63%	2,19%
Crediti deteriorati netti / Crediti netti verso la clientela	2,57%	3,28%	-0,71%	3,31%
COEFFICIENTI DI SOLVIBILITA'				
Patrimonio di base / Attivo ponderato	6,22%	4,83%	+1,39%	4,83%
Patrimonio di Vigilanza / Attivo ponderato	9,34%	8,55%	+0,79%	8,55%
INFORMAZIONI SUL TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.378,8	1.137,0	+21,3%	1.137,0
Quotazione per azione (in €)				
- media	2,400	2,182	+10,0%	2,182
- minima	2,069	1,769	+17,0%	1,769
- massima	2,797	2,684	+4,2%	2,684
Utile netto per azione (in €)	0,197	0,131	+50,4%	0,131
Utile netto diluito per azione (in €) (7)	0,197	0,131	+50,4%	0,131
Dividendo unitario (in €) (8)	0,060	0,052	+15,4%	0,052
Book value per azione (in €) (9)	1,176	1,166	+0,8%	1,166
Dividendo / prezzo medio annuo (%)	2,50%	2,38%	+4,9%	2,38%
STRUTTURA OPERATIVA				
Dipendenti	5.754	5.688	+1,2%	5.769
Promotori finanziari	167	177	-5,6%	177
Filiali bancarie	553	537	+3,0%	527
Spazi finanziari	31	34	-8,8%	34
Centri imprese e private	30	23	+30,4%	23

(1) Il conto economico consolidato al 31 dicembre 2005 è stato predisposto a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.

(2) Le variazioni sono state calcolate rispetto al 31 dicembre 2005 pro-forma.

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(6) Spese di funzionamento/Margine d'intermediazione lordo.

(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(8) Tenendo conto dell'accorpamento di azioni effettuato in data 5 marzo 2007, il dividendo proposto per l'esercizio 2006 risulterà pari a 0,10 euro per azione, a fronte di un nuovo valore nominale di 1,00 euro per azione.

(9) Patrimonio netto / numero di azioni in circolazione.

Relazione sulla gestione consolidata

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione della gestione del Gruppo e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:

- ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili" e 240-"Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", a meno degli utili realizzati su operazioni "non ricorrenti " che vengono evidenziati a parte nella voce gestionale "Utile da operazioni non ricorrenti";
- aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al fair value", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 250-"Risultato netto della valutazione al fair value delle attività materiali e immateriali", 270-"Utili (perdite) da cessione di investimenti" e 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:

- inclusione tra le "Altre attività" dell'attivo patrimoniale delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" del passivo patrimoniale della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (2)	VOCI (Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione assoluta	Variazione %
30	**Margine d'interesse**	569,7	505,9	63,8	+12,6%
90	Risultato netto dell'attività di copertura	3,4	3,3	0,1	+3,0%
	Margine d'interesse netto	573,1	509,2	63,9	+12,5%
60	Commissioni nette	221,5	233,9	-12,4	-5,3%
di cui di 220	Recuperi su depositi a risparmio e su conti creditori	63,1	62,7	0,4	+0,6%
70 e 240	Dividendi e utili (perdite) delle partecipazioni	69,0	71,8	-2,8	-3,9%
80 e 100	Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	53,3	50,9	2,4	+4,7%
110, 150 e 160	Risultato netto della gestione assicurativa	24,1	4,6	19,5	n.s.
	Margine d'intermediazione lordo	1.004,1	933,1	71,0	+7,6%
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-51,3	-58,9	7,6	-12,9%
	Margine d'intermediazione netto	952,8	874,2	78,6	+9,0%
	Spese di funzionamento:	-593,8	-610,2	16,4	-2,7%
180 a)	*- Spese per il personale*	-400,1	-390,9	-9,2	+2,4%
180 b)	*- Altre spese amministrative*	-201,2	-214,0	12,8	-6,0%
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	-41,3	-50,8	9,5	-18,7%
di cui di 220	*- Altri proventi di gestione netti (recuperi spese)*	48,8	45,5	3,3	+7,3%
	Risultato operativo netto	359,0	264,0	95,0	+36,0%
190	Accantonamenti netti ai fondi per rischi e oneri	-32,2	-17,4	-14,8	+85,1%
di cui di 220, 250, 270 e 310	Altri costi e ricavi dell'operatività corrente	-13,8	21,1	-34,9	n.s.
	Utile dell'operatività corrente al lordo delle imposte	313,0	267,7	45,3	+16,9%
di cui di 100	Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
290	Imposte sul reddito	-111,2	-93,4	-17,8	+19,1%
330	Utile di pertinenza di terzi	-31,5	-25,9	-5,6	+21,6%
	Utile netto	271,1	148,4	122,7	+82,7%

(1) Il conto economico consolidato al 31 dicembre 2005 è stato predisposto a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.
(2) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (2)	ATTIVO (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione assoluta	Variazione %
10	**Cassa e disponibilità liquide**	230,3	165,0	65,3	+39,6%
	Attività finanziarie	21.687,3	20.057,7	1.629,6	+8,1%
	Crediti	16.300,1	14.801,9	1.498,2	+10,1%
60	*- crediti verso banche*	1.672,2	1.534,0	138,2	+9,0%
70	*- crediti verso clientela*	14.627,9	13.267,9	1.360,0	+10,3%
	Attività finanziarie negoziabili	5.380,4	5.204,8	175,6	+3,4%
20	*- attività finanziarie di negoziazione*	546,2	640,6	-94,4	-14,7%
30	*- attività finanziarie valutate al fair value*	1.531,3	1.563,4	-32,1	-2,1%
40	*- attività finanziarie disponibili per la vendita*	3.302,9	3.000,8	302,1	+10,1%
80	Derivati di copertura	6,8	51,0	-44,2	-86,7%
	Immobilizzazioni	1.256,1	1.219,7	36,4	+3,0%
100	Partecipazioni	476,1	442,9	33,2	+7,5%
120 e 130	Attività materiali ed immateriali	780,0	776,8	3,2	+0,4%
140	**Attività fiscali**	273,9	251,7	22,2	+8,8%
110 e 160	**Altre attività**	365,3	405,3	-40,0	-9,9%
	Totale attivo	23.812,9	22.099,4	1.713,5	+7,8%

Codice voce dello schema di bilancio obbligatorio (2)	PASSIVO (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione assoluta	Variazione %
	Passività finanziarie	18.953,0	18.257,2	695,8	+3,8%
	Passività finanziarie al costo ammortizzato	17.774,5	16.418,5	1.356,0	+8,3%
10	*- debiti verso banche*	816,0	883,1	-67,1	-7,6%
20	*- debiti verso clientela*	11.389,5	10.376,4	1.013,1	+9,8%
30	*- debiti rappresentati da titoli*	5.569,0	5.159,0	410,0	+7,9%
40	Passività finanziarie di negoziazione	50,7	35,5	15,2	+42,8%
50	Passività finanziarie valutate al fair value	1.098,8	1.786,3	-687,5	-38,5%
60	Derivati di copertura	29,0	16,9	12,1	+71,6%
di cui di 100	**Impegni all'acquisto di strumenti patrimoniali**	165,3	181,3	-16,0	-8,8%
80	**Passività fiscali**	159,4	181,9	-22,5	-12,4%
	Fondi a destinazione specifica	447,9	446,0	1,9	+0,4%
110	Trattamento di fine rapporto del personale	180,1	191,8	-11,7	-6,1%
120	Fondi per rischi e oneri e fondi di quiescenza	267,8	254,2	13,6	+5,4%
130	**Riserve tecniche**	1.547,2	929,4	617,8	+66,5%
90 e di cui di 100	**Altre passività**	775,0	677,8	97,2	+14,3%
210	**Patrimonio di terzi**	144,0	99,8	44,2	+44,3%
da 140 a 200 e 220	**Patrimonio netto**	1.621,1	1.326,0	295,1	+22,3%
	Totale passivo	23.812,9	22.099,4	1.713,5	+7,8%

(1) Il conto economico consolidato al 31 dicembre 2005 è stato predisposto a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.

(2) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

2. La composizione del Gruppo

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.Fl.L. S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A.	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Banca C.R. Firenze Romania S.A.	56,229%								56,229%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Tebe Tours S.p.A.	100,000%								100,000%
Ge.FI.L. S.p.A. (Gestione Fiscalità locale)					100,000%				100,000%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Soprarno SGR S.p.A.	50,000%								50,000%
Findomestic Banca S.p.A.	47,170%	2,830%							50,000%
Centro Factoring S.p.A.	41,767%	5,729%		0,033%	0,164%				47,693%
Centro Leasing Banca S.p.A.	33,920%	7,084%	0,561%	1,182%	0,790%				43,537%
Sviluppo Industriale S.p.A.		29,187%							29,187%
S.R.T. Società Riscossione Tributi S.p.A.					25,000%				25,000%
Spezia Risorse S.p.A.						20,000%			20,000%
Altre Società partecipate almeno al 20%									
Immobiliare Novoli S.p.A.	25,000%								25,000%
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.r.l.								42,723%	42,723%

Relazione sulla gestione consolidata

2. La composizione del Gruppo

Al 31 dicembre 2006 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A. - Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio di Civitavecchia S.p.A. - Banca con sede in Civitavecchia (Roma);
- Cassa di Risparmio di Orvieto S.p.A. - Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. - Banca con sede in Pistoia;
- Cassa di Risparmio della Spezia S.p.A. - Banca con sede in La Spezia;
- Banca C.R. Firenze Romania S.A. - Banca con sede in Bucarest (Romania);
- CR Firenze Gestion Internationale S.A. - Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Perseo Finance S.r.l. - Società finanziaria con sede in Conegliano Veneto (TV);
- Infogroup S.p.A. - Società strumentale con sede in Firenze;
- Citylife S.p.A. - Società strumentale con sede in Firenze;
- Tebe Tours S.p.A. - Società strumentale con sede in Mirandola (MO);
- GE.FI.L. S.p.A. Gestione Fiscalità Locale - Società finanziaria di riscossione tributi locali con sede in La Spezia.

Le principali variazioni intervenute nel 2006 nel perimetro "allargato" del Gruppo, ovvero comprese le partecipazioni di collegamento, sono le seguenti:

Mirafin S.p.A.

Mirafin S.p.A., società strumentale interamente controllata dalla Cassa di Risparmio di Mirandola S.p.A., è stata incorporata da quest'ultima con decorrenza 20 giugno 2006 ed effetti contabili e fiscali a partire dal 1° gennaio 2006.

Banca C.R. Firenze Romania S.A. (già Daewoo Bank Romania S.A.)

In data 9 marzo 2006 è stato firmato l'atto di trasferimento per l'acquisto da parte di Banca C.R. Firenze S.p.A. della quota di controllo (56,229%) di Daewoo Bank Romania S.A., con sede a Bucarest e 11 filiali. Contestualmente all'atto di trasferimento delle azioni è stato firmato un contratto che disciplina un'opzione put ed un'opzione call che consentiranno a Banca CR Firenze di poter raggiungere, in seguito, una partecipazione nella banca rumena almeno pari al 75%.
L'assemblea straordinaria tenutasi nella stessa data del closing ha approvato il nuovo statuto della banca con il cambio della denominazione in Banca C.R. Firenze Romania S.A., la cui appartenenza al Gruppo Banca CR Firenze è stata autorizzata dalla Banca d'Italia con lettera del 21 settembre 2006.

Centro Leasing Banca S.p.A.

Centro Leasing S.p.A. è stata autorizzata dalla Banca d'Italia all'esercizio dell'attività bancaria dal 1° luglio 2006 con la denominazione Centro Leasing Banca S.p.A.
A seguito dell'uscita dal capitale di Sanpaolo IMI S.p.A., avvenuta in concomitanza con la trasformazione in banca, si è avuta una ricomposizione nell'azionariato della società che ha fatto salire la percentuale detenuta dalla Capogruppo al 33,920%. Il Gruppo ha raggiunto un'interessenza nella società pari al 43,537%.

Cassa di Risparmio di Mirandola S.p.A.

In data 20 giugno 2006 è stato firmato l'atto di fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A. in Banca CR Firenze S.p.A., realizzata con decorrenza 1° luglio 2006 e con effetti contabili e fiscali a partire dal 1° gennaio 2006.
A seguito di tale operazione, deliberata rispettivamente dai Consigli di Amministrazione di Banca CR Firenze S.p.A. in data 19 dicembre 2005 e di Cassa Risparmio di Mirandola S.p.A. in data 19 gennaio 2006, la ex-controllata ha assunto lo status di "Divisione" di Banca CR Firenze, mantenendo adeguate prerogative gestionali alle quali contribuisce un Comitato Territoriale, appositamente costituito e composto dal Direttore Generale della Divisione e da precedenti Amministratori e Sindaci della banca incorporata, avente facoltà in materia di credito, di attività promozionale e di collegamento con il territorio di elezione.

Centro Riscossione Tributi - Cerit S.p.A.

In data 19 settembre 2006 è stata ceduta da Banca CR Firenze S.p.A. a Riscossione S.p.A. la partecipazione del 100% detenuta in Cerit S.p.A. Ciò è avvenuto come effetto della riorganizzazione del servizio nazionale della riscossione tributi disciplinata nel D.L. 203/2005, in base al quale l'attività di riscossione nazionale dei tributi è stata attribuita *ex lege* a Riscossione S.p.A., nuovo soggetto pubblico.
Il corrispettivo per detta cessione sarà costituito dal patrimonio netto al 31 agosto 2006 di Cerit S.p.A., eventualmente rettificato da una società di revisione appositamente incaricata dalle parti.
Detto corrispettivo, costituirà un credito infruttifero di Banca CR Firenze S.p.A. nei confronti di Riscossione S.p.A., che verrà regolato alla pari - entro maggio 2007 - in azioni Riscossione S.p.A. che Banca CR Firenze S.p.A. si è impegnata contrattualmente a sottoscrivere.

SRT S.p.A. - GE.FI.L. S.p.A.

Sempre nell'ambito della riorganizzazione del servizio nazionale della riscossione tributi, in data 28 settembre 2006 Cassa di Risparmio della Spezia S.p.A. ha stipulato l'atto di cessione a Riscossione S.p.A. della quota di controllo (75%) di SRT S.p.A., previo scorporo (in data 6 settembre 2006) del ramo d'azienda relativo all'attività di gestione della fiscalità locale, al fine di mantenere il presidio nel mercato di La Spezia. Il corrispettivo della cessione - come nel caso di Cerit - verrà regolato alla pari, entro maggio 2007, in azioni Riscossione S.p.A.
La fiscalità locale è stata scorporata in favore della neocostituita GE.FI.L. S.p.A. ("Gestione Fiscalità Locale"), il cui capitale sociale è interamente detenuto da CR La Spezia. A GE.FI.L. S.p.A. è stata ricondotta anche la partecipazione del 20% in Spezia Risorse S.p.A., già detenuta da SRT.

Immobiliare Novoli S.p.A.

La società è stata creata dal Gruppo Fiat per la realizzazione del progetto di recupero e riqualificazione urbana dell'Area ex Fiat Auto di Firenze che si estende per 32 ettari di terreno sui quali sono stati costruiti, tra l'altro, il Palazzo di Giustizia ed alcune facoltà universitarie.
Il 24 luglio 2006 Fiat Partecipazioni S.p.A. ha ceduto tutta la propria partecipazione a causa del venire meno dell'interesse di Fiat per tutte le attività estranee al "core business"; le azioni sono state vendute agli altri soci, o a soggetti da questi indicati. Banca CR Firenze S.p.A. ha quindi acquistato n. 400.000 azioni (pari al 10% del capitale sociale), facendo salire la propria interessenza in Immobiliare Novoli S.p.A. dal 15% al 25%.

Soprarno SGR S.p.A.

In data 3 agosto 2006, su iniziativa di Banca CR Firenze e di Ifigest S.p.A., è stata costituita (previa autorizzazione della Banca d'Italia) la società Soprarno SGR S.p.A., avente ad oggetto la prestazione dei servizi di gestione collettiva del risparmio sotto varie forme.
La società ha un capitale sociale di 2 milioni di euro, posseduto pariteticamente (50%) dai due soci, i quali esercitano sulla stessa, in base agli accordi siglati, il controllo congiunto; in proposito si precisa che nel mese di gennaio 2007, come riportato negli "Eventi successivi alla data di riferimento nel bilancio" descritti nella Parte A della nota integrativa consolidata, la società è stata autorizzata alla prestazione dei suddetti servizi di gestione e potrà pertanto iniziare la propria attività operativa.

Relazione sulla gestione consolidata

3. L'andamento reddituale

Premessa

Il bilancio consolidato al 31 dicembre 2006 rappresenta il secondo predisposto applicando i principi contabili internazionali IAS/IFRS; in proposito si ricorda che, a fini raffrontativi, i dati reddituali riferiti all'esercizio 2005 sono stati rideterminati allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A. delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.
I dati reddituali così determinati non sono stati assoggettati a revisione contabile.
Nel corso del 2006 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse	569,7	505,9	63,8	+12,6%
Margine d'interesse netto	573,1	509,2	63,9	+12,5%
Margine d'intermediazione lordo	1.004,1	933,1	71,0	+7,6%
Margine d'intermediazione netto	952,8	874,2	78,6	+9,0%
Risultato operativo netto	359,0	264,0	95,0	+36,0%
Utile dell'operatività corrente al lordo delle imposte	313,0	267,7	45,3	+16,9%
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Utile netto	**271,1**	**148,4**	**122,7**	**+82,7%**

L'utile netto conseguito nel 2006, pari a 271,1 milioni di euro, ha registrato un incremento di 122,7 milioni (+82,7%) in raffronto al precedente esercizio che è ben testimoniato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante (che di seguito vengono esaminati nel dettaglio) ed incorpora, in particolare, utili per operazioni non ricorrenti per 97,6 milioni di euro, al netto del relativo impatto fiscale.

Il margine d'interesse

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interessi netti clientela	594,0	515,1	78,9	+15,3%
Interessi attivi clientela	*716,0*	*612,0*	*104,0*	*+17,0%*
Interessi passivi clientela	*-122,0*	*-96,9*	*-25,1*	*+25,9%*
Interessi netti su titoli	-40,0	-11,1	-28,9	+260,4%
Interessi attivi su titoli	*109,0*	*99,6*	*9,4*	*+9,4%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-149,0*	*-110,7*	*-38,3*	*+34,6%*
Interessi netti banche	19,0	8,3	10,7	+128,9%
Interessi attivi banche	*54,0*	*24,3*	*29,7*	*+122,2%*
Interessi passivi banche	*-35,0*	*-16,0*	*-19,0*	*+118,8%*
Altri interessi netti	-3,3	-6,4	3,1	-48,4%
Margine d'interesse	**569,7**	**505,9**	**63,8**	**+12,6%**
Risultato dell'attività di copertura	3,4	3,3	0,1	+3,0%
Margine d'interesse netto	**573,1**	**509,2**	**63,9**	**+12,5%**

Il significativo incremento del margine d'interesse netto rispetto al 31 dicembre 2005 (+12,5%) è essenzialmente dovuto alla crescita degli interessi attivi da clientela (+17,0% rispetto al dato del 2005), che ha più che compensato il maggior costo della raccolta, sia di quella da clientela che di quella rappresentata dai titoli di debito emessi.
Le determinanti di queste variazioni in termini di volumi e rendimenti sono analizzate nel paragrafo che segue.

I rendimenti

(dati aggregati delle società bancarie del Gruppo)	31 dicembre 2006		31 dicembre 2005 pro-forma		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	*13.990*	*5,15%*	*12.959*	*4,74%*	*7,96%*	*0,41*
Portafoglio titoli	*2.474*	*3,00%*	*2.396*	*2,65%*	*3,26%*	*0,35*
Interbancario attivo	*1.964*	*3,22%*	*1.931*	*1,89%*	*1,71%*	*1,33*
Totale attività fruttifere	**18.428**	**4,66%**	**17.286**	**4,13%**	**6,61%**	**0,53**
Passività onerose						
Raccolta diretta	*15.812*	*1,72%*	*14.895*	*1,42%*	*6,16%*	*0,30*
Interbancario passivo	*1.667*	*2,86%*	*1.460*	*1,84%*	*14,18%*	*1,02*
Totale passività onerose	**17.479**	**1,83%**	**16.355**	**1,45%**	**6,87%**	**0,38**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 6,61% rispetto all'esercizio precedente, con una crescita che è stata determinata principalmente dall'incremento del 7,96% degli impieghi a clientela nel corso dell'esercizio.
Il passivo oneroso ha evidenziato un incremento del 6,87% in termini di saldi medi, favorito dalla crescita della raccolta diretta (+6,16%).
Lo spread medio complessivo è stato pari al 2,83%, in crescita rispetto al valore registrato nell'esercizio 2005 (2,68%).

Il margine d'intermediazione lordo

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse netto	**573,1**	**509,2**	**63,9**	**+12,5%**
Commissioni e recuperi da clientela	284,6	296,6	-12,0	-4,0%
- Commissioni nette	*221,5*	*233,9*	*-12,4*	*-5,3%*
- Recuperi su depositi a risparmio e conti creditori	*63,1*	*62,7*	*0,4*	*+0,6%*
Risultato netto della gestione assicurativa	24,1	4,6	19,5	n.s.
Risultato delle attività e passività finanziarie	53,3	50,9	2,4	+4,7%
Dividendi e utili (perdite) delle partecipazioni	69,0	71,8	-2,8	-3,9%
Margine d'intermediazione lordo	**1.004,1**	**933,1**	**71,0**	**+7,6%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 71,0 milioni di euro (+7,6%), sostanzialmente legato alla crescita del margine d'interesse precedentemente descritta. Da segnalare anche la crescita del contributo fornito dal comparto assicurativo (+19,5 milioni di euro rispetto al precedente esercizio), che ha più che compensato la diminuzione delle "Commissioni e recuperi da clientela", il cui dettaglio è riportato nella tabella che segue.

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Recupero spese e gestione c/c e depositi a risparmio	91,5	93,9	-2,4	-2,6%
Monetica	25,5	24,5	1,0	+4,1%
Raccolta amministrata	10,1	10,6	-0,5	-4,7%
Credito	28,5	26,9	1,6	+5,9%
Incassi e pagamenti	18,3	19,9	-1,6	-8,0%
Risparmio gestito	54,3	65,2	-10,9	-16,7%
di cui: Bancassicurazione	*-3,0*	*11,0*	*-14,0*	*n.s.*
Altre voci	56,4	55,6	0,8	+1,4%
Totale commissioni e recuperi da clientela	**284,6**	**296,6**	**-12,0**	**-4,0%**
Risultato netto della gestione assicurativa	24,1	4,6	19,5	n.s.
Totale commissioni, recuperi e gestione assicurativa	**308,7**	**301,2**	**7,5**	**+2,5%**

L'offerta di prodotti assicurativi del ramo III°, caratterizzati da una significativa componente assicurativa, ha determinato un rilevante incremento del "Risultato netto della gestione assicurativa" ed una contestuale flessione delle commissioni di "Bancassicurazione" (rilevate nella voce "Risparmio gestito"), in conseguenza del diverso trattamento contabile riservato ai suddetti prodotti assicurativi in base a quanto previsto dal principio contabile internazionale IFRS 4, che richiede la loro rilevazione tra i "Premi netti". Si precisa che la diminuzione registrata dalla voce "Risparmio gestito - Bancassicurazione" è imputabile alla rilevante crescita delle commissioni passive riconosciute dalla controllata Centrovita Assicurazioni S.p.A. a società consolidate nel Gruppo Banca CR Firenze secondo il metodo del patrimonio netto.
Considerando il totale delle voci sopra riportate, nel 2006 si è registrata una crescita dei ricavi commerciali pari a circa 7,5 milioni di euro (+2,5%).

Composizione dei ricavi per commissioni da clientela


19,8%
32,2%
19,1%
9,0%
6,4%
10,0%
3,5%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
Altre voci

Il margine d'intermediazione netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**1.004,1**	**933,1**	**71,0**	**+7,6%**
Rettifiche/riprese di valore nette per deterioramento di:	-51,3	-58,9	7,6	-12,9%
Crediti	*-47,9*	*-55,6*	*7,7*	*-13,8%*
Attività finanziarie disponibili per la vendita	*-1,4*	*-1,5*	*0,1*	*-6,7%*
Altre operazioni finanziarie	*-2,0*	*-1,8*	*-0,2*	*+11,1%*
Margine d'intermediazione netto	**952,8**	**874,2**	**78,6**	**+9,0%**

Il margine d'intermediazione netto trova un ulteriore fattore di crescita, rispetto a quanto descritto nei paragrafi precedenti, nella diminuzione del costo del rischio di credito registrato nel 2006 rispetto al precedente esercizio (pari a circa 7,7 milioni di euro), in conseguenza del buon livello della qualità dell'attivo legato a criteri di selettività nell'erogazione del credito e pur mantenendo politiche di accantonamento rigorose, che hanno anche determinato una crescita del grado di copertura complessivo dei crediti deteriorati.

Il risultato operativo netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**952,8**	**874,2**	**78,6**	**+9,0%**
Spese di funzionamento:	-593,8	-610,2	16,4	-2,7%
Spese amministrative	*-601,3*	*-604,9*	*3,6*	*-0,6%*
- Spese per il personale	*-400,1*	*-390,9*	*-9,2*	*+2,4%*
- Spese correnti	*-148,8*	*-168,4*	*19,6*	*-11,6%*
- Imposte indirette e tasse	*-52,4*	*-45,6*	*-6,8*	*+14,9%*
Rettifiche di valore nette su attività materiali e immateriali	*-41,3*	*-50,8*	*9,5*	*-18,7%*
Altri proventi di gestione netti (recuperi spese)	*48,8*	*45,5*	*3,3*	*+7,3%*
Risultato operativo netto	**359,0**	**264,0**	**95,0**	**+36,0%**

Il risultato operativo netto risulta in crescita del 36,0% rispetto al 31 dicembre 2005. Tale andamento è stato determinato, oltre che dalla dinamica del margine d'intermediazione netto precedentemente descritta, dalle minori spese amministrative e rettifiche di valore nette su attività materiali e immateriali; più in dettaglio si è registrato:

≠ un lieve aumento del costo del personale (+2,4%), seppur in presenza di elevati incentivi all'esodo definiti dalla Capogruppo rispetto allo scorso esercizio, come già descritto nel bilancio della predetta;

≠ una significativa diminuzione delle spese correnti (-11,6%), dettagliate nella tabella che segue.

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	29,0	56,5	-27,5	-48,7%
Gestione immobili ed impianti	25,0	22,8	2,2	+9,6%
Spese generali	55,8	55,9	-0,1	-0,2%
Costi professionali ed assicurativi	27,0	22,2	4,8	+21,6%
Marketing e pubblicità	12,0	11,0	1,0	+9,1%
Totale spese correnti	**148,8**	**168,4**	**-19,6**	**-11,6%**

La riduzione delle spese correnti, particolarmente rilevante per quanto riguarda i costi delle tecnologie e outsourcing, deriva principalmente dalle diverse modalità di esposizione dei costi industriali rivolti a terzi della controllata società strumentale Infogroup S.p.A. sulla quale sono state accentrate, dopo l'incorporazione di Data Centro S.p.A. effettuata dalla Capogruppo nell'esercizio precedente, tutte le attività del Gruppo riferite ai servizi di IT; di conseguenza, le suddette componenti reddituali risultano attualmente ricomprese nella voce "Altri costi e ricavi dell'operatività corrente". Peraltro, si segnala che il proseguimento dell'efficientamento dei servizi IT ha consentito di far registrare a conto economico minori costi per 3,8 milioni di euro, in aggiunta ai minori costi per 0,5 milioni di euro conseguenti alla suddetta diversa modalità di esposizione dei costi industriali.


Spese correnti
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità
2006
2005

L'utile dell'operatività corrente al lordo delle imposte

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Risultato operativo netto	**359,0**	**264,0**	**95,0**	**+36,0%**
Accantonamenti netti ai fondi per rischi e oneri	-32,2	-17,4	-14,8	+85,1%
Altri costi e ricavi dell'operatività corrente	-13,8	21,1	-34,9	n.s.
Utile dell'operatività corrente al lordo delle imposte	**313,0**	**267,7**	**45,3**	**+16,9%**

In presenza di maggiori accantonamenti netti ai fondi per rischi ed oneri rilevati rispetto all'esercizio 2006, principalmente connessi agli elevati stanziamenti relativi ad oneri per il personale, nonché di una rilevante variazione negativa degli "Altri costi e ricavi dell'operatività corrente", prevalentemente legata alla diversa modalità di esposizione dei costi industriali della controllata Infogroup S.p.A. commentata in precedenza, l'utile dell'operatività corrente ha registrato un aumento di circa il 16,9%.

L'utile netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**313,0**	**267,7**	**45,3**	**+16,9%**
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Imposte sul reddito	-111,2	-93,4	-17,8	+19,1%
Utile di pertinenza di terzi	-31,5	-25,9	-5,6	+21,6%
Utile netto	**271,1**	**148,4**	**122,7**	**+82,7%**

Gli elevati utili realizzati su operazioni non ricorrenti, ampiamente commentati nel bilancio della Capogruppo, hanno determinato, dopo la rilevazione delle maggiori imposte e dei maggiori utili di pertinenza dei terzi derivanti dalla crescita dell'utile dell'operatività corrente al lordo delle imposte, un utile netto di 271,1 milioni di euro (+82,7% rispetto al precedente esercizio).
Al netto del contributo delle operazioni non ricorrenti, l'utile netto sarebbe comunque cresciuto di 25,1 milioni di euro, pari al 16,9%.

Il ROE e gli altri ratios

Il ROE del Gruppo, calcolato rapportando l'utile dell'anno 2006 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2005 - 31 dicembre 2006 ed escludendo l'utile in formazione, risulta pari al 20,1% (12,6% al 31 dicembre 2005), ovvero al 12,8% senza tener conto degli utili da operazioni non ricorrenti descritti in precedenza; in proposito si precisa che nel suddetto periodo il patrimonio netto contabile è aumentato di circa 295,1 milioni di euro (+22,3%).
Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 31 dicembre 2005 si rilevano i seguenti significativi decrementi:

- del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo e pertanto non influenzato dagli utili da operazioni non ricorrenti, che passa dal 65,4% al 59,1%;
- dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passate dall'1,77% all'1,68% e dal 2,74% al 2,53%.


Utile netto e ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
250
200
150
100
50
dic-05 pro-forma
dic-06
Quota utile netto da operazioni non ricorrenti
Utile netto esclusa la quota da operazioni non ricorrenti
ROE
ROE al netto operazioni non ricorrenti


Patrimonio netto e ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
dic-05 pro-forma
dic-06
Patrimonio netto
ROE
ROE al netto operazioni non ricorrenti


Margine d'intermediazione lordo e Cost/income
1100
1000
900
800
700
600
70%
65%
60%
55%
dic-05 pro-forma
dic-06
Margine d'intermediazione lordo
Cost / income

Relazione sulla gestione consolidata

4. Le grandezze patrimoniali e la struttura

I positivi risultati economici conseguiti dal Gruppo nell'esercizio 2006 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate; in proposito si precisa che, a fini raffrontativi, tali componenti riferite all'esercizio 2005 sono state rideterminate allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A. delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.
I dati patrimoniali e finanziari così determinati non sono stati assoggettati a revisione contabile.

Le attività gestite per conto della clientela

La raccolta

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Raccolta diretta	17.009,2	15.570,9	1.438,3	+9,2%
Raccolta indiretta	21.909,9	20.165,8	1.744,1	+8,6%
Raccolta totale	**38.919,1**	**35.736,7**	**3.182,4**	**+8,9%**

Rispetto al 31 dicembre 2005 la raccolta totale presenta una crescita (+8,9%), per effetto dell'incremento della raccolta sia diretta (+9,2%) che indiretta (+8,6%).

La raccolta diretta

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato	16.958,5	15.535,4	1.423,1	+9,2%
- Raccolta a vista	*10.099,0*	*9.267,0*	*832,0*	*+9,0%*
- Obbligazioni (comprese subordinate)	*5.346,0*	*4.888,0*	*458,0*	*+9,4%*
- Pronti contro termine	*1.115,1*	*894,0*	*221,1*	*+24,7%*
- Altre passività al costo ammortizzato	*398,4*	*486,4*	*-88,0*	*-18,1%*
Passività finanziarie di negoziazione	50,7	35,5	15,2	+42,8%
Raccolta diretta	**17.009,2**	**15.570,9**	**1.438,3**	**+9,2%**

L'aggregato in esame evidenzia, nell'esercizio 2006, una crescita pari al 9,2% rispetto all'esercizio precedente, da ricondurre principalmente all'aumento della raccolta a vista, dei pronti contro termine e delle obbligazioni collocate sia sul mercato domestico che nell'ambito del programma Euro Medium Term Notes ("EMTN"), oggetto di rinnovo nei primi mesi dell'esercizio 2007.

La raccolta indiretta

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Raccolta amministrata	11.470,2	9.573,9	1.896,3	+19,8%
Raccolta gestita	10.439,7	10.591,9	-152,2	-1,4%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.602,4*	*3.039,6*	*-437,2*	*-14,4%*
Fondi	*5.105,7*	*4.780,7*	*325,0*	*+6,8%*
Assicurazioni	*2.669,3*	*2.737,5*	*-68,2*	*-2,5%*
Fondi di previdenza complementare	*62,3*	*34,1*	*28,2*	*82,7%*
Raccolta indiretta	**21.909,9**	**20.165,8**	**1.744,1**	**+8,6%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, cresce dell'8,6%, in seguito al rilevante incremento della raccolta amministrata (+19,8%), che compensa il lieve calo della raccolta gestita (-1,4%), a sua volta determinato dalla contrazione delle gestioni patrimoniali (-14,4%), pur in presenza di un aumento del comparto fondi (+6,8).

Le passività del comparto assicurativo

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Passività finanziarie valutate al *fair value*	1.098,8	1.786,3	-687,5	-38,5%
Riserve tecniche	1.547,2	929,4	617,8	+66,5%
Totale passività del comparto assicurativo	**2.646,0**	**2.715,7**	-69,7	-2,6%

La variazione netta registrata dalle passività del comparto assicurativo (-2,6%) consegue all'applicazione della "fair value option" da parte della controllata Centrovita Assicurazioni S.p.A. ed è speculare alla diminuzione registrata dalle "Attività finanziarie valutate al fair value", evidenziata nel seguito della presente Relazione.

Gli impieghi a clientela

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Conti correnti	2.284,0	2.182,6	101,4	+4,6%
Mutui	7.345,0	6.211,1	1.133,9	+18,3%
Carte di credito e prestiti personali	210,4	210,6	-0,2	-0,1%
Finanziamenti per anticipi	1.780,8	1.611,0	169,8	+10,5%
Sovvenzioni non regolate in conto corrente	2.272,4	2.075,5	196,9	+9,5%
Crediti deteriorati	376,7	435,0	-58,3	-13,4%
Altri impieghi	358,6	542,1	-183,5	-33,8%
Impieghi a clientela	**14.627,9**	**13.267,9**	**1.360,0**	**+10,3%**

I crediti a clientela hanno raggiunto a fine 2006 14.627,9 milioni di euro, registrando una crescita del 10,2% da inizio anno, che è stata particolarmente sostenuta nel comparto mutui (+18,3%, pari a oltre 1 miliardo di euro); si segnala inoltre l'aumento delle "Sovvenzioni non regolate in conto corrente" (+9,5%), che al 31 dicembre 2006 includono finanziamenti a medio/lungo termine pari a circa 1.017,6 milioni di euro.
Escludendo le sofferenze, i suddetti crediti si attestano a 14.477,1 milioni di euro, +10,3% rispetto al 2005.

La qualità del portafoglio crediti

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Sofferenze lorde	314,9	313,0	1,9	+0,6%
Dubbi esiti	-164,1	-166,0	1,9	-1,1%
Sofferenze nette	**150,8**	**147,0**	**3,8**	**+2,6%**
Grado di copertura sofferenze	**52,1%**	**53,0%**		**-0,9%**
Incagli e ristrutturati lordi	196,7	244,0	-47,3	-19,4%
Dubbi esiti	-38,6	-38,0	-0,6	+1,6%
Incagli e ristrutturati netti	**158,1**	**206,0**	**-47,9**	**-23,3%**
Grado di copertura incagli e ristrutturati	**19,6%**	**15,6%**		**+4,0%**
Scaduti/sconfinati da oltre 180 giorni lordi	75,8	87,0	-11,2	-12,9%
Dubbi esiti	-8,0	-5,0	-3,0	+60,0%
Scaduti/sconfinati da oltre 180 giorni netti	**67,8**	**82,0**	**-14,2**	**-17,3%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**10,6%**	**5,7%**		**+4,9%**
Crediti deteriorati lordi	587,4	644,0	-56,6	-8,8%
Dubbi esiti	-210,7	-209,0	-1,7	+0,8%
Crediti deteriorati netti	**376,7**	**435,0**	**-58,3**	**-13,4%**
Grado di copertura crediti deteriorati	**35,9%**	**32,5%**		**+3,4%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative estese a tutte le banche del Gruppo. Conseguentemente, il grado di copertura sia delle sofferenze che degli altri crediti dubbi si mantiene su livelli che manifestano la prudenzialità della politica di valutazione del credito applicata.

Il grado complessivo di copertura dei crediti deteriorati è pari a 35,9%, superiore di 3,4 punti percentuali rispetto allo scorso esercizio anche per effetto dell'applicazione, nell'anno 2006, di una metodologia di valutazione dei crediti incagliati e ristrutturati e delle posizioni scadute/sconfinate da oltre 180 giorni coerente con i criteri fissati da Basilea 2.

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.672,2	1.534,0	138,2	+9,0%
- passivo	-816,0	-883,1	67,1	-7,6%
Totale interbancario netto	856,2	650,9	205,3	+31,5%
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	546,2	640,6	-94,4	-14,7%
- valutate al fair value	1.531,3	1.563,4	-32,1	-2,1%
- disponibili per la vendita	3.302,9	3.000,8	302,1	+10,1%
Totale attività finanziarie in portafoglio negoziabili	5.380,4	5.204,8	175,6	+3,4%
Derivati				
- di copertura (valori nozionali)	2.301,5	2.528,0	-226,5	-9,0%
- di negoziazione (valori nozionali)	8.897,1	9.068,0	-170,9	-1,9%
Totale derivati	11.198,6	11.596,0	-397,4	-3,4%

La posizione netta sull'interbancario evidenzia un incremento del +31,5% rispetto all'esercizio 2005, al quale hanno contribuito l'aumento del capitale sociale a pagamento effettuato dalla Capogruppo e lo smobilizzo delle interessenze precedentemente detenute dalla stessa in Sanpaolo IMI e Fondiaria-SAI. Si segnala inoltre che la posizione sull'interbancario al 31 dicembre 2006 include crediti verso il Gruppo Findomestic per 739,5 milioni di euro e verso Centro Leasing Banca per 209,3 milioni di euro, mentre i saldi passivi comprendono 1,4 milioni di euro verso il Gruppo Findomestic.

Le attività finanziarie in portafoglio segnano un incremento di circa il 3,4%; in particolare, i titoli "disponibili per la vendita" sono cresciuti del 10,1% (pari a 302,1 milioni di euro).

I contratti derivati in essere a fine esercizio, stipulati sostanzialmente con finalità di negoziazione pareggiata, ammontano a oltre 11 miliardi di euro.

Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo) sono inserite nei portafogli della proprietà classificati come AFS.

La gestione dei portafogli obbligazionari AFS è stata caratterizzata nell'anno da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile e in BOT giunti a scadenza mediante acquisti di CCT, destinati anche a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine in scadenza della clientela. E' stata quindi rafforzata la posizione in titoli emessi dal Tesoro italiano, segnatamente a tasso variabile. La gestione dei portafogli obbligazionari ha privilegiato, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio.

In ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, abbiamo anche acquisito quote marginali di fondi bilanciati e di fondi *hedge* in sostituzione di posizioni in fondi monetari di analoga entità.

Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come HFT; sono altresì inseriti nei portafogli classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con Clientela.

La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading.

Al 31 dicembre 2006 non risultano, nei portafogli di negoziazione del Gruppo, titoli azionari Banca CR Firenze SpA.

L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso. Relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di swap a copertura di prestiti obbligazionari emessi, nonché a fronte di operazioni di deposito e finanziamento con clientela.

Le interessenze partecipative

La relativa voce di bilancio, che riflette le partecipazioni "rilevanti", vale a dire in società consolidate a patrimonio netto nelle quali il Gruppo esercita un'influenza notevole o sottoposte a controllo congiunto, al 31 dicembre 2006 ammonta a 476,1 milioni di euro.
La voce ha registrato un incremento netto di 33,2 milioni di euro rispetto al 31 dicembre 2005, dovuto alla variazione della valutazione delle partecipazioni alla quota di patrimonio netto a fine esercizio, quale conseguenza dell'accantonamento a riserve degli utili dell'esercizio 2005.
Si segnala che con il passaggio ai principi IAS/IFRS altri investimenti partecipativi del Gruppo sono ora inclusi tra le "Attività finanziarie disponibili per la vendita", che comprendono anche altri titoli di capitale.
Di seguito si riportano i dati e le informazioni riguardanti l'andamento economico-patrimoniale delle principali società partecipate nel corso dell'esercizio 2006; a tale riguardo si segnala che le informazioni ivi riportate sono redatte secondo i principi IAS/IFRS ad eccezione dei dati di bilancio di Centrovita Assicurazioni che, seppur consolidata sulla base dei valori "IAS compliant", applica i suddetti principi esclusivamente ai fini del bilancio del Gruppo in quanto predispone il proprio bilancio "ufficiale" secondo la normativa ISVAP.

Società Controllate

CR Pistoia e Pescia S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	75,7	66,3	+9,4	+14,2%
Commissioni nette	29,5	30,1	-0,6	-2,0%
Altri ricavi	12,1	15,9	-3,8	-23,9%
Margine d'intermediazione lordo	117,3	112,2	+5,1	+4,5%
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-0,9	-1,6	+0,7	-43,8%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-79,6	-81,1	+1,5	-1,8%
Saldo altri costi e ricavi	-1,6	0,7	-2,3	n.s.
Utile (perdita) dell'operatività corrente al lordo delle imposte	35,1	30,3	+4,8	+15,8%
Imposte	-13,6	-13,6	0,0	0,0%
Utile netto	21,6	16,6	+5,0	+30,1%
ROE	9,1%	7,6%	1,5%	
Impieghi verso clientela	2.011,2	1.823,8	+187,4	+10,3%
Raccolta diretta da clientela	1.993,9	1.894,0	+99,9	+5,3%
Raccolta indiretta da clientela	2.301,1	2.251,7	+49,4	+2,2%
Patrimonio netto	253,7	223,8	+29,9	+13,4%

L'esercizio 2006 si è chiuso con un utile netto di 21,6 milioni di euro, con una crescita del 30,1% rispetto all'esercizio 2005.
Il margine d'intermediazione lordo cresce del 4,5% rispetto all'esercizio precedente, nonostante la leggera flessione delle commissioni nette e degli altri ricavi, grazie alla crescita del margine d'interesse (+14,2%).
L'utile dell'operatività corrente al lordo delle imposte registra un incremento del 15,8%, beneficiando anche di una diminuzione dei costi operativi.
Di notevole rilievo risultano i miglioramenti del cost/income ratio, che passa dal 70,6% dello scorso anno al 63,3% attuale, nonché del ROE, che si attesta al 9,1% contro il 7,6% dell'esercizio precedente.
Gli impieghi chiudono a 2.011,2 milioni di euro, con una crescita del 10,3% sul 2005. La raccolta diretta si attesta a 1.993,9 milioni di euro, con una variazione positiva del 5,3%; la raccolta indiretta sale del 2,2% e la performance della amministrata (+11,1%) compensa il lieve calo della gestita (-3,4%).

CR La Spezia S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	57,3	46,5	+10,8	+23,2%
Commissioni nette	23,0	23,3	-0,3	-1,3%
Altri ricavi	7,5	6,9	+0,6	+8,7%
Margine d'intermediazione lordo	87,8	76,7	+11,1	+14,5%
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-0,5	-2,7	+2,2	-81,5%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-58,7	-56,5	-2,2	+3,8%
Saldo altri costi e ricavi	-0,8	1,6	-2,4	n.s.
Utile (perdita) dell'operatività corrente al lordo delle imposte	27,8	19,1	+8,7	+45,8%
Imposte	-12,8	-8,8	-4,0	+45,5%
Utile netto	15,0	10,3	+4,7	+46,0%
ROE	8,6%	6,2%	2,4%	
Impieghi verso clientela	1.187,7	1.076,4	+111,3	+10,3%
Raccolta diretta da clientela	1.584,4	1.566,9	+17,5	+1,1%
Raccolta indiretta da clientela	1.633,3	1.564,9	+68,4	+4,4%
Patrimonio netto	191,7	185,7	+6,0	+3,2%

L'esercizio 2006 si è chiuso con un utile netto di 15,0 milioni di euro, con una crescita del 46,0% rispetto all'esercizio 2005.
Il margine d'interesse netto, pari a 57, 3 milioni di euro, presenta un incremento del 23,2% rispetto all'esercizio 2005 e unitamente alle altre componenti di ricavo ha portato il margine di intermediazione lordo a 87,8 milioni di euro, in crescita del 14,5% su dicembre 2005. Particolarmente positivo, rispetto all'esercizio precedente, è risultato lo sbilancio tra le rettifiche e le riprese di valore su crediti, che si decrementano di 2,2 milioni di euro.
Le spese di funzionamento evidenziano una leggera crescita rispetto all'esercizio precedente: le spese del personale (+1,9% rispetto al 2005) sono aumentate a seguito degli aumenti contrattuali e della crescita degli organici complessivi, mentre le altre spese amministrative (+4,8% rispetto all'esercizio precedente) scontano la contabilizzazione degli oneri informatici relativi al trasferimento di 10 filiali dalla Capogruppo. Calano gli ammortamenti a seguito della revisione della vita residua degli immobili.
Il complesso degli accantonamenti per rischi ed oneri evidenzia una crescita rispetto all'esercizio precedente (+1,4%), dovuta principalmente ad accantonamenti per cause passive.
L'utile lordo dell'attività corrente raggiunge quindi i 27,8 milioni di euro (+45,8% sul 2005) e l'utile netto si posiziona a 15,0 milioni di euro, con una crescita del 46,0% rispetto al dicembre 2005.
A conferma dei positivi risultati raggiunti sotto il profilo reddituale, si registra la crescita della raccolta diretta e indiretta rispettivamente del 4,4% e dell'1,1%, nonchè la forte crescita degli impieghi a clientela (+10,3% rispetto al 2005), che a fine esercizio raggiungono i 1.187,7 milioni di euro.

CR Orvieto S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**25,2**	**19,9**	**+5,3**	**+26,6%**
Commissioni nette	6,4	6,0	+0,4	+6,7%
Altri ricavi	2,5	3,0	-0,5	-16,7%
Margine d'intermediazione lordo	**34,1**	**28,9**	**+5,2**	**+18,0%**
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-2,3	-1,9	-0,4	+21,1%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-22,0	-21,0	-1,0	+4,8%
Saldo altri costi e ricavi	-0,5	-0,5	0,0	0,0
Utile (perdita) dell'operatività corrente al lordo delle imposte	**9,3**	**5,5**	**+3,8**	**+69,1%**
Imposte	-4,1	-3,0	-1,1	+36,7%
Utile netto	**5,2**	**2,5**	**+2,7**	**+108,0%**
ROE	**12,0%**	**5,9%**	**+6,1%**	
Impieghi verso clientela	524,3	450,8	+73,5	+16,3%
Raccolta diretta da clientela	559,5	491,5	+68,0	+13,8%
Raccolta indiretta da clientela	268,0	269,3	-1,3	-0,5%
Patrimonio netto	47,4	44,4	+3,0	+6,8%

L'esercizio 2006 si è chiuso con un utile netto di 5,2 milioni di euro (contro 2,5 milioni di euro del 2005), con un incremento del 108,0% ed una crescita del ROE di 6,1 punti percentuali.
Il margine d'interesse netto, pari a 25,2 milioni di euro, mostra un incremento del 26,6% dovuto principalmente all'aumento degli interessi attivi da clientela (+32,4%), conseguenti allo sviluppo degli impieghi economici che prosegue ormai costante da diversi anni.
Il margine d'intermediazione lordo risulta incrementato, rispetto all'esercizio precedente, di 5,2 milioni di euro (+18,0%).
L'aumento delle spese di funzionamento (+3,1%) è dovuto principalmente all'apertura di nuovi sportelli, che ha comportato maggiori oneri per il personale e maggiori ammortamenti.
L'utile dell'operatività corrente al lordo delle imposte si attesta quindi a 9,3 milioni di euro, con un incremento del 69,1% rispetto al 2005.
Nel 2006 la raccolta complessiva da clientela della banca ha fatto registrare un incremento dell'8,8% rispetto all'esercizio precedente. In particolare, la raccolta diretta ha superato la soglia dei 500 milioni di euro attestandosi a 559,5 milioni di euro, con un incremento del 13,8%, mentre si mantiene pressoché invariata la raccolta indiretta.
Continua la forte crescita degli impieghi (+16,3% rispetto all'esercizio precedente), soprattutto nel comparto mutui.

CR Civitavecchia S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**30,1**	**28,1**	**+2,0**	**+7,1%**
Commissioni nette	7,7	7,5	+0,2	+2,7%
Altri ricavi	3,4	3,6	-0,2	-5,6%
Margine d'intermediazione lordo	**41,2**	**39,1**	**+2,1**	**+5,4%**
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-2,5	-6,3	+3,8	-60,3%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-25,6	-24,0	-1,6	+6,7%
Saldo altri costi e ricavi	0,1	-0,1	+0,2	n.s.
Utile (perdita) dell'operatività corrente al lordo delle imposte	**13,8**	**9,1**	**+4,7**	**+51,6%**
Imposte	-6,1	-4,2	-1,9	+45,2%
Utile netto	**7,2**	**4,7**	**+2,5**	**+53,2%**
ROE	**10,1%**	**6,4%**	**+3,7%**	
Impieghi verso clientela	616,8	529,9	+86,9	+16,4%
Raccolta diretta da clientela	680,5	640,3	+40,2	+6,3%
Raccolta indiretta da clientela	370,6	342,9	+27,7	+8,1%
Patrimonio netto	76,8	75,4	+1,4	+1,9%

L'esercizio 2006 si chiude con un utile netto di 7,2 milioni di euro, +53,2% rispetto al 2005, con una crescita del margine d'interesse netto del 7,1%.
L'incremento delle commissioni nette compensa la lieve diminuzione degli altri ricavi da servizi e fa sì che il margine d'intermediazione lordo cresca del 5,4% (+2,1 milioni di euro rispetto al 2005), attestandosi a 41,2 milioni di euro.
In seguito ai positivi andamenti reddituali sopra descritti, e a una significativa contrazione delle rettifiche nette su crediti (-60,3%) l'utile dell'operatività corrente al lordo delle imposte ha registrato un incremento del 51,6%.
Positivo l'andamento della raccolta totale da clientela, che presenta una crescita complessiva del 6,9%, dovuta in particolare ad un incremento della raccolta indiretta (+8,1%), che cresce nei comparti sia gestito che amministrato.
Al 31 dicembre 2006 i crediti verso clientela ammontano a 616,8 milioni di euro, registrando un significativo incremento (+16,4%), da imputare quasi interamente alla crescita dei comparti "Conti correnti", "Mutui" e "Sovvenzioni e altri finanziamenti".

Banca C.R. Firenze Romania S.A.

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**2,8**	2,1	+0,7	+33,3%
Commissioni nette	1,4	0,9	+0,5	+55,6%
Altri ricavi	0,8	0,4	+0,4	+100,0%
Margine d'intermediazione lordo	**5,1**	3,4	+1,7	+50,0%
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-0,6	-0,4	-0,2	+50,0%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-5,0	-3,3	-1,7	+51,5%
Saldo altri costi e ricavi	0,0	-0,1	+0,1	-100,0%
Utile (perdita) dell'operatività corrente al lordo delle imposte	**-0,5**	-0,4	-0,1	+25,0%
Imposte	-0,1	0,0	-0,1	n.s.
Utile (perdita) netto	**-0,6**	-0,4	-0,2	+50,0%
ROE	**n.d.**	n.d.	n.d.	
Impieghi verso clientela	44,9	26,2	+18,7	+71,4%
Raccolta diretta da clientela	39,3	31,8	+7,5	+23,6%
Patrimonio netto	15,6	14,6	+1,0	+6,8%

Al 31 dicembre 2006 la banca rumena presenta una perdita netta di 0,6 milioni di euro, su cui hanno principalmente inciso le spese sostenute per l'apertura di nuove filiali sul territorio nazionale, l'assunzione del personale impiegato nelle filiali di nuova apertura e l'adeguamento agli standard operativi di Gruppo.

Da segnalare l'aumento delle commissioni nette e degli altri ricavi da servizi, rispettivamente +55,6% e +100,0% rispetto al 2005, direttamente riconducibile alla crescita della raccolta diretta da clientela, che presenta una incremento pari a 7,5 milioni di euro (+23%).

Ottimo infine anche l'aumento degli impieghi a clientela (+18,7 milioni di euro, +71,4% rispetto al 2005).

Centrovita Assicurazioni S.p.A.

VOCI (importi in milioni di euro calcolati secondo la normativa ISVAP)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
RAMO DANNI				
Premi di competenza	21,3	16,5	+4,8	+29,1%
Oneri relativi ai sinistri	-1,8	-1,4	-0,4	+28,6%
Ristorni, partecipazioni agli utili e altre voci	-1,9	-0,7	-1,2	+171,4%
Spese di gestione	-12,9	-8,8	-4,1	+46,6%
Risultato ramo danni	**4,7**	**5,6**	**-0,9**	**-16,1%**
RAMO VITA				
Premi di competenza	631,2	551,5	+79,7	+14,5%
Proventi da investimenti	43,7	39,5	+4,2	+10,6%
Altri proventi netti	72,7	115,8	-43,1	-37,2%
Oneri relativi ai sinistri	-739,3	-463,5	-275,8	+59,5%
Variazione delle riserve matematiche	69,2	-177,8	+247,0	-138,9%
Spese di gestione	-46,8	-39,1	-7,7	+19,7%
Altre voci	-14,0	-12,6	-1,4	+11,1%
Risultato ramo vita	**16,7**	**13,8**	**2,9**	**+21,0%**
Risultato ramo danni + ramo vita	**21,4**	**19,4**	**2,0**	**+10,3%**
Altri costi e ricavi diversi	0,2	1,1	-0,9	-81,8%
Imposte sul reddito	-8,4	-8,0	-0,4	+5,0%
Utile netto	**13,2**	**12,5**	**0,7**	**+5,6%**
ROE	**23,4%**	**24,5%**	**-1,1%**	

Il 2006 si è chiuso con un utile netto pari a 13,2 milioni di euro, con un incremento del 5,6% rispetto al 2005.
L'ammontare complessivo dei premi contabilizzati nell'esercizio è stato di 652,5 milioni di euro, con un incremento del 14,9% rispetto al 2005.
Nel corso dell'esercizio, la raccolta nel segmento "Risparmio" è stata di 605,1 milioni di euro, con un incremento del 13,1% e si è orientata in particolare verso i contratti "Linked", che rappresentano il 79,4% del totale, lasciando alle polizze tradizionali solo il 20,6%. La raccolta nei settori "Protezione" e "Previdenza" è stata di 48,0 milioni di euro, con un incremento del 37,5%.
Nel segmento "Risparmio" i premi ricorrenti, comprese le prime annualità, ammontano a 82,1 milioni di euro, rispetto ai 65,9 milioni di euro del 2005, con un incremento del 24,6%.
Gli investimenti finanziari, nonostante il forte incremento della raccolta, sono passati da 2.741,8 milioni di euro a 2.697,0 milioni di euro, con una lieve diminuzione (-1,6%) a seguito delle rilevanti scadenze del portafoglio *index linked* e delle uscite per riscatti.
Ai fini del bilancio consolidato i dati sopra indicati sono stati rideterminati applicando i principi IAS/IFRS, come richiesto dalla normativa della Banca d'Italia, comportando un incremento dell'utile netto per l'anno 2006 da 13,2 milioni di euro a 15,8 milioni di euro e per l'anno 2005 da 12,5 milioni di euro a 13,9 milioni di euro.

Infogroup S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Fatturato netto	81,1	55,1	+26,0	+47,2%
Costi di gestione	75,8	50,1	+25,7	+51,2%
Margine operativo netto	**5,3**	**5,0**	**+0,3**	**+6,0%**
Oneri e proventi finanziari	0,0	-0,1	+0,1	-100,0%
Saldo altri costi e ricavi	0,1	0,0	+0,1	n.s.
Risultato corrente	**5,4**	**5,0**	**+0,4**	**+8,0%**
Imposte	-2,8	-2,7	-0,1	+3,7%
Risultato netto	2,6	2,3	**+0,3**	**+13,0%**
ROE	32,2%	32,8%	-0,6	
Patrimonio netto	9,9	8,7	+1,2	+13,8%
Debiti finanziari	2,0	0,0	+2,0	n.s.
Totale capitale	11,9	8,7	+3,2	+36,8%
Debiti finanziari/ Patrimonio netto in %	19,9%	0,1%	+19,8	n.s.
Mezzi di terzi/ PN degli azionisti in %	418,4%	311,7%	+106,7	+34,2%
Disponibilità e titoli negoziabili	1,2	0,6	+0,6	+100,0%

La società opera nella fornitura di servizi informatici nel settore bancario ed assicurativo, nelle soluzioni relative ai sistemi banca-assicurazione, ai sistemi relativi all'utilizzo di carte di credito, di debito e privative, nello sviluppo di prodotti di banca virtuale e per l'erogazione di servizi bancari in un'ottica multicanale, nello sviluppo di prodotti e nell'erogazione di servizi per l'e-commerce, nella fornitura di servizi di monetica e telematica ad istituzioni finanziarie ed a gruppi della grande distribuzione e petroliferi, nello sviluppo di prodotti e nell'erogazione di servizi per la formazione bancaria a distanza e mediante l'utilizzo delle tecnologie internet.
Nel 2006 il margine operativo netto è cresciuto del 6,0%, attestandosi a 5,3 mln di euro, rimangono sostanzialmente in linea con il 2005 gli oneri e proventi finanziari nonché la differenza fra gli altri costi e ricavi della gestione, mentre il risultato corrente cresce dell'8,0%.
L'esercizio 2006 chiude pertanto con un risultato netto pari a 2,6 milioni di euro, in crescita del 13,0% rispetto al 2005.

CR Firenze Gestion Internationale S.A.

L'utile netto pari a 18,9 milioni di euro cresce di circa il 20% rispetto al 2005; tale risultato è stato raggiunto grazie ad una efficiente gestione dei costi operativi (-56,8% rispetto al budget), all'ottimo risultato sul margine di interesse (+180,7% rispetto al budget) ed al margine di intermediazione, sensibilmente aumentato per la "riqualificata" distribuzione degli asses, oggi sempre più diversificati secondo i diversi profili di rischio-rendimento dei sottoscrittori.
CR Firenze Gestion Internationale S.A. ha chiuso l'anno 2006 con fondi che hanno raggiunto un patrimonio pari a 6.788 milioni di euro ed una raccolta positiva di 73,9 milioni di euro; tale risultato risulta particolarmente interessante soprattutto considerando che il Sistema Italiano dei Fondi d'Investimento ha subito una contrazione di 16,7 miliardi euro.
Tra le prime 20 SGR operanti in Italia, nel 2006 CR Firenze Gestion Internationale è stata una delle 6 società con raccolta netta positiva (di cui solo 2 di matrice bancaria).

Immobiliare Nuova Sede S.r.l.

La società di cui Banca CR Firenze S.p.A. è socio unico, ha proseguito il programma dei lavori di costruzione della nuova sede della Capogruppo nella zona di Novoli, a Firenze Nord, iniziati nel 2005.
Nel 2006 è stata completata la copertura di tre dei sei edifici che costituiranno il complesso direzionale, che avrà una superficie complessiva lorda di pavimento fuori terra di mq. 28.600, oltre a due piani interrati destinati ad archivi e locali tecnologici, nonché a parcheggi di cui mq. 10.000 ad uso privato e mq. 8.000 destinati ad uso pubblico.
La società ha chiuso il bilancio 2006 con una perdita di 0,4 milioni di euro, appena inferiore a quella del 2005.
Come nei precedenti esercizi, il risultato economico negativo è generato dai costi operativi necessari al funzionamento della società fino al completamento dei lavori il cui termine, inizialmente previsto per il 2007, è stato ripianificato al 2008 a causa del presentarsi di alcune difficoltà di ordine tecnico.
La società ha conseguito ricavi, contabilizzati alla voce "altri ricavi e proventi", derivanti principalmente dalla concessione di spazi dell'insediamento per l'utilizzo a fini pubblicitari.

City Life S.p.A.

La società, dopo alcuni esercizi con risultati negativi, ha chiuso il bilancio 2006 con un utile netto di 0,1 milioni di euro.
Nell'anno 2006 le principali azioni intraprese sono state le seguenti:

- completamento della riorganizzazione dell'area tecnico-informatica ed ultimazione dell'esternalizzazione delle attività Infogroup;
- revisione del portafoglio clienti e prodotti/servizi con conseguente riduzione della clientela medio-piccola e concentrazione sui prodotti/servizi orientati alla gestione dei contenuti e del turismo/tempo libero;
- consolidamento del rapporto e delle forniture al Gruppo per i portali LIBERAMENTE - IOIMPRESA;
- gestione e sviluppo dei portali di proprietà di City Life per il turismo, per il tempo e per il tempo libero. (www.firenze.net - www.GoTuscany.it - www.viaggipiramide.it);
- mantenimento della posizione di supremazia sul territorio del portale www.firenze.net con la conferma, nonostante la presenza di altri portali concorrenti, di circa 1.100.000 visitatori all'anno, con pagine viste pari a 10.800.000 all'anno.

Società sottoposte a controllo congiunto *(joint ventures)*

Findomestic Gruppo

VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**528,5**	511,3	+17,2	+3,4%
Commissioni nette	46,4	19,6	+26,8	+136,7%
Altri ricavi	3,2	-0,2	+3,4	n.s.
Margine d'intermediazione lordo	**578,1**	**530,7**	**+47,4**	**+8,9%**
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-103,6	-92,1	-11,5	+12,5%
Costi operativi (spese di funzionamento e accantonamento ai fondi rischi e oneri)	-279,0	-251,1	-27,9	+11,1%
Saldo altri costi e ricavi	0,8	-0,8	+1,6	n.s.
Utile (perdita) dell'attività corrente al lordo delle imposte	**196,3**	**186,7**	**+9,6**	**+5,1%**
Imposte	-89,6	-80,4	-9,2	+11,4%
Utile di pertinenza di terzi	-0,7	-0,2	-0,5	+250,0%
Utile netto	**106,0**	**106,1**	**-0,1**	**-0,1%**
ROE	**17,3%**	**19,8%**	**-2,5%**	
Impieghi verso clientela	9.614,7	8.302,9	+1.311,8	+15,8%
Raccolta diretta da clientela	2.482,7	2.102,0	+380,7	+18,1%
Patrimonio netto	737,1	676,2	+60,9	+9,0%

Il Gruppo Findomestic è consolidato con il metodo del patrimonio netto.
Il risultato consolidato dell'esercizio 2006 evidenzia un utile netto pari a 106,0 milioni di euro, sostanzialmente in linea con l'esercizio precedente.
Il margine d'intermediazione lordo ammonta a 578,1 milioni di euro, pari a +8,9% rispetto al 2005; tale aumento risulta dalla crescita dell'attività durante il 2006, che è ben rappresentata dall'incremento registrato dagli impieghi (+15,8%).
Le rettifiche di valore per deterioramento di crediti sono pari a 103,6 milioni di euro, con un incremento del 12,5% rispetto al 2005, determinato dalla crescita degli impieghi sopra menzionata.
I costi operativi al 31 dicembre 2005 ammontano a 279,0 milioni di euro, in crescita dell'11,1% sul 2005; conseguentemente il cost/income, definito come rapporto tra costi operativi e margine d'intermediazione, si attesta al 48,3%, con un lieve peggioramento rispetto all'esercizio precedente (47,1%).

Soprarno SGR S.p.A.

Come riportato in precedenza nella presente Relazione, la società è stata costituita nell'anno 2006 e non risulta attualmente operativa.

Società Collegate

Centro Leasing Banca S.p.A.

La società, al cui capitale il Gruppo partecipa per il 43,537%, effettua finanziamenti alle imprese sotto forma di contratti di leasing.
La società ha chiuso l'esercizio 2006 con un utile di 7,4 milioni di euro, in lieve diminuzione rispetto al 2005 (-1,2 milioni di euro); tale diminuzione è principalmente influenzata dallo scorporo di alcune attività della società alla controllata Centro Leasing Rete, avvenuto in data 1° luglio 2006 che ha comportato una diminuzione di tutti i margini reddituali.
Da segnalare la diminuzione delle spese amministrative, -17% rispetto al 2005, dovuta ad un'attenta politica di contenimento dei costi di gestione.
Gli impieghi a clientela gestiti da Centro Leasing Banca sono cresciuti del 18%, portandosi a quota 3.134 milioni di euro.

Centro Factoring S.p.A.

Nel 2006 Centro Factoring ha proseguito la strategia di sviluppo tramite un'incisiva azione finalizzata da un lato a fidelizzare e sviluppare ulteriormente il rapporto con i clienti già acquisiti e dall'altro ad incrementare il numero di nuovi clienti con l'offerta di nuovi prodotti.
Nel 2006 il turnover intermediato dall'azienda, pari a 3.200 milioni di euro con un incremento dell'8,7% rispetto al 2005, ha riguardato principalmente operazioni "domestic".
Al 31 dicembre 2006 la società rileva un utile netto di 5,5 milioni di euro, in diminuzione rispetto al 2005 (-17%) principalmente per effetto di una riduzione delle commissioni nette (-2,0%), un aumento delle spese amministrative (+5%) ed un incremento degli accantonamenti ai fondi per rischi ed oneri, dovuto a passività potenziali per cause legali ed a gli oneri stimati per il rinnovo del CCNL del personale dipendente.
I crediti derivanti da operazioni di factoring al 31 dicembre 2006 ammontano a 980 milioni di euro, con un incremento del 20% rispetto al 2005; a fronte di tali crediti la società ha effettuato anticipazioni ai cedenti nei rapporti di factoring pro solvendo e pro soluto mitigato per 555 milioni di euro, mentre i crediti verso debitori ceduti in prosoluto ammontano a 424 milioni di euro.

I conti di capitale

Il patrimonio netto

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	928,6	705,7	222,9	+31,6%
Riserve da valutazione (adeguamento al fair value)	-12,0	148,3	-160,3	n.s.
Altre riserve	433,4	323,6	109,8	+33,9%
Utile netto	271,1	148,4	122,5	+82,5%
Patrimonio netto	**1.621,1**	**1.326,0**	**295,1**	**+22,3%**

Il patrimonio netto del Gruppo cresce di circa 295,1 milioni di euro (+22,3%) rispetto al 31 dicembre 2005, per effetto dell'aumento di capitale sociale a pagamento effettuato dalla Capogruppo per complessivi 150 milioni di euro, dell'accantonamento a riserve di parte degli utili 2005 e del maggiore utile di periodo; tali variazioni positive hanno più che compensato la diminuzione registrata dalle riserve da valutazione principalmente per effetto delle operazioni "non ricorrenti" descritte nel capitolo "L'andamento reddituale" e degli aumenti gratuiti di capitale sociale, effettuati da tutte le banche del Gruppo utilizzando interamente le riserve di rivalutazione degli immobili.

Il patrimonio di vigilanza e i coefficienti di solvibilità

Importi in milioni di euro	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Patrimonio di base (tier 1)	1.397,7	965,4	432,3	+44,8%
Patrimonio supplementare (tier 2)	949,9	965,4	-15,5	-1,6%
Elementi da dedurre	-282,3	-251,2	-31,1	+12,4%
Patrimonio di vigilanza	**2.065,3**	**1.679,6**	**385,7**	**+23,0%**
Rischi di credito	1.747,6	1.509,0	238,6	+15,8%
Rischi di mercato	42,3	76,0	-33,7	-44,3%
Altri requisiti prudenziali	8,9	14,9	-6,0	-40,3%
Totale requisiti prudenziali	**1.798,8**	**1.599,9**	**198,9**	**+12,4%**
Attività di rischio ponderate	22.485,1	19.991,0	2.494,1	+12,5%
Patrimonio di base/Attività di rischio ponderate (tier 1 capital ratio)	6,22%	4,83%		+1,39%
Patrimonio di vigilanza/Attività di rischio ponderate (total capital ratio)	9,34%	8,55%		+0,79%
Coefficiente di solvibilità	9,45%	8,90%		+0,55%

L'incremento del patrimonio di vigilanza consolidato è prevalentemente dovuto alla crescita del patrimonio di base, prodotto dagli aumenti del capitale della Capogruppo effettuati a titolo gratuito ed a pagamento per circa 222 milioni di euro, del patrimonio di terzi per circa 30 milioni di euro (prevalentemente dovuto alla capitalizzazione degli utili 2005), delle riserve di pertinenza della Capogruppo per 121 milioni di euro e dell'utile consolidato patrimonializzato per circa 70 milioni di euro; si segnalano inoltre i minori filtri prudenziali conseguenti all'ammortamento di 1/5 degli elementi patrimoniali oggetto di impegni di acquisto a termine computabili nel patrimonio di base (put option esistenti sulle quote di minoranza di alcune società controllate, come descritto nella Relazione sulla Gestione della Capogruppo).

Per quanto riguarda i requisiti prudenziali, la crescita dei rischi di credito (+15,8%) è da porre in relazione all'espansione degli impieghi del Gruppo; al riguardo si ricorda che le attività di rischio ponderate consolidate includono anche i valori del Gruppo Findomestic, in conformità con quanto disposto dalla vigente normativa prudenziale, che richiede l'inclusione in tali rischi degli importi riferiti alle *joint ventures.*

Nonostante la crescita delle attività di rischio, tutti i ratios registrano un miglioramento, sostanzialmente derivante dalle variazioni che hanno interessato il patrimonio di base, commentate in precedenza.

Prospetto di raccordo tra il patrimonio netto e l'utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato

Importi in milioni di euro	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio	31 dicembre 2005 Patrimonio Netto	31 dicembre 2005 Utile d'esercizio
Capitale	827		648	
Sovrapprezzi di emissione	101		58	
Riserve	310		265	
Riserve da valutazione	-12		110	
Avviamento	-88		-11	
Utile d'esercizio		240		112
Totale Banca CR Firenze SpA	**1.138**	**240**	**1.070**	**112**
Riserve di rivalutazione di pertinenza del Gruppo	0		38	
Altre riserve di pertinenza del Gruppo	6		24	
Riserva di consolidamento	-31		-75	
Rilevazione del patrimonio di pertinenza di terzi	139		91	
Differenze positive di consolidamento	-216		-266	
Risultati netti delle società consolidate con il metodo integrale		86		73
Attribuzione degli utili netti di pertinenza di terzi		-30		-23
Eliminazione dei dividendi infragruppo		-43		-33
Interessi passivi su passività di negoziazione consolidate (put option)		-4		-6
Eliminazione rettifiche di valore su partecipazioni consolidate con il metodo integrale		0		2
Eliminazione plusvaslenze da cessione su attività finanziarie ed attività materiali infragruppo		0		-5
Totale società consolidate con il metodo integrale	**-102**	**9**	**-188**	**8**
Riserva di consolidamento	148		109	
Rilevazione del patrimonio di pertinenza di terzi	5		5	
Differenze positive di patrimonio netto	-14		-14	
Risultati netti delle società valutate con il metodo del patrimonio netto		57		61
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-34		-30
Attribuzione degli utili netti di pertinenza di terzi		-1		-2
Totale società consolidate con il metodo del patrimonio netto	**139**	**22**	**100**	**29**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.175**	**271**	**982**	**149**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Importi in milioni di euro	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio	31 dicembre 2005 Patrimonio Netto	31 dicembre 2005 Utile d'esercizio
Capitale	827		648	
Sovrapprezzi di emissione	101		58	
Riserve	433		323	
Riserve da valutazione	-12		148	
Utile di pertinenza del Gruppo		271		149
Patrimonio e utile di pertinenza del Gruppo	**1.349**	**271**	**1.177**	**149**
Patrimonio di pertinenza di terzi	**144**	**31**	**96**	**25**
Patrimonio e utile consolidati	**1.493**	**271**	**1.273**	**149**
Avviamento di pertinenza della Capogruppo	-88		-11	
Differenze positive di consolidamento (avviamento)	-216		-266	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.175**	**271**	**982**	**149**

Flussi finanziari

Le variazioni dei flussi di cassa del Gruppo al 31 dicembre 2006 rispetto all'esercizio 2005 sono sintetizzabili come segue:

Importi in milioni di euro	31 dicembre 2006 pro-forma	31 dicembre 2005 pro-forma
Gestione	916,5	469,8
- utile del periodo	*271,1*	*148,4*
- altre variazioni	*645,4*	*321,4*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-908,7	-350,6
Liquidità netta generata/(assorbita) dall'attività operativa	**7,8**	**119,2**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-28,3**	**-27,5**
Liquidità netta generata/(assorbita) dall'attività di provvista	**85,8**	**-60,4**
FLUSSO MONETARIO DEL PERIODO	65,3	31,3

Le dinamiche sopra esposte riflettono gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione. Per maggiori dettagli si rimanda al "Rendiconto finanziario" di cui agli schemi di bilancio consolidato, esposti nelle pagine che seguono.

L'attività di organizzazione

Interventi normativi

Nel corso del 2006 sono stati disposti i seguenti interventi:

- in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria dell'aprile 2005, è stato approvato il nuovo "Regolamento Compliance del Gruppo Banca CR Firenze";
- con riferimento al D.Lgs. 231/2001, sono state concluse le verifiche e le integrazioni ai modelli organizzativi 231 delle banche del Gruppo; è stato inoltre approvato il nuovo documento sui poteri delegati in Azienda, coerente con le esigenze di tutela D.Lgs. 231, e sono stati analizzati, e valutati coerenti, gli analoghi documenti in vigore presso CR Civitavecchia e CR Orvieto;
- è stato approvato il nuovo "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi";
- è stato rivisto il "Regolamento del Credito", intervenendo sull'individuazione e gestione delle posizioni a default e introducendo l'RWA quale elemento di sintesi del rischio;
- in base al Regolamento ISVAP emanato il 16 ottobre 2006, Banca CR Firenze e i Promotori Finanziari sono stati iscritti nel registro degli intermediari assicurativi.

Livelli di servizio

E' stato effettuato il rinnovamento dell'hardware e software di base (da Windows NT a Windows XP/2003) su circa 290 filiali del Gruppo.

Logistica

Durante l'anno sono proseguite le attività di accentramento estese alla gestione della cancelleria, della modulistica cartacea ed elettronica, delle polizze assicurative e delle utenze, fitti attivi e fitti passivi, nonché le attività per uniformare gli standard di sicurezza.

Assetti organizzativi di Gruppo

CR La Spezia

Con la conclusione del processo di migrazione dei Sistemi Informativi di CR La Spezia e per mantenere un presidio unico sulle attività accentrate "end to end", sono state delocalizzate presso CR Spezia alcune attività (Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI e Pensioni), con la creazione di un polo territoriale.
Il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma / funzionigramma delle Strutture Centrali, con la separazione nell'ambito del settore credito della funzione deliberante dalla funzione di controllo. Si è proceduto inoltre all'individuazione e gestione delle posizioni a default, all'individuazione dello status transitorio di "proposta di incaglio", e all'attribuzione e gestione del rating a clientela condivisa, con l'individuazione di una "Banca principale". Con riferimento al Progetto di Integrazione e Governo di Gruppo, è stato inoltre approvato l'accentramento presso la Capogruppo, dal 1° gennaio 2007, delle funzioni Bilancio e Fiscale di CR La Spezia.

CR Orvieto

Il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma / funzionigramma delle Strutture Centrali e al Modello Distributivo della Banca, con la creazione di un Centro Imprese, operativo presso la Sede Centrale.
E' stato approvato l'accentramento presso la Capogruppo della funzione di Amministrazione del Personale ed è divenuto operativo l'accentramento presso Banca CR Firenze delle funzioni Bilancio e Fiscale.

CR Civitavecchia e CR Pistoia

E' stato condotto l'adeguamento del "Regolamento per l'assunzione e la gestione del rischio di credito", e sono stati introdotti i nuovi strumenti di valutazione del merito creditizio - "Modello Interno di Rating" (MIRA), e "Modello Interno di Scoring". E' stato inoltre modificato il processo di proposta e concessione del credito.

CR Mirandola

A seguito dell'avvenuta fusione per incorporazione di CR Mirandola S.p.A. in Banca CR Firenze, sono stati effettuati i seguenti interventi:

- costituzione di una specifica divisione, denominata "Cassa di Risparmio di Mirandola/Divisione di Banca CR Firenze" all'interno della Direzione Commerciale della Capogruppo;
- costituzione, nell'ambito della Divisione, di un Comitato Territoriale con compiti essenzialmente consultivi in relazione a politiche creditizie, di mercato e di soddisfazione della clientela;
- costituzione, nell'ambito delle Rete Distributiva di Banca CR Firenze, dell'Area Bologna, nella quale sono inserite le filiali non presenti nell'insediamento storico di CR Mirandola.

L'attività commerciale

In coerenza con gli obiettivi del Piano Commerciale 2006, il Gruppo ha portato avanti interventi volti ad allargare la base di clientela, anche attraverso canali innovativi, sia nei territori di espansione che su quelli di riferimento e ad incrementare il volume degli impieghi, presidiandone qualità e contribuzione, rafforzando i modelli gestionali vigenti ed applicando quelli previsti per Basilea II. Nel corso del 2006, il Gruppo ha sempre posto al centro della propria attenzione il Cliente, approntando e proponendo prodotti e servizi personalizzati, flessibili e integrati, con soluzioni complete per i diversi segmenti di clientela, cercando di prestare la miglior assistenza anche nelle scelte di investimento e/o indebitamento, al fine di rafforzare il rapporto di fiducia con la clientela. Particolare attenzione è stata prestata al rafforzamento della presenza nel territorio di riferimento del Gruppo e all'espansione in territori attigui. Inoltre, è proseguita l'estensione del Nuovo Modello Distributivo alle Banche del Gruppo che prevede l'adozione di un approccio commerciale differenziato per segmento di clientela e canali distributivi specializzati sui principali mercati.
Nel corso del 2006, l'offerta multicanale si è arricchita di numerosi servizi informativi e dispositivi rivolti sia ai privati che alle imprese, quali:

- il servizio "Estratto conto e Contabili on Line", che garantisce una maggiore tempestività nella ricezione delle comunicazioni, la soppressione dell'invio cartaceo e la possibilità di archiviare elettronicamente i documenti;
- il servizio di avvisi SMS gratuiti a fronte di operazioni di bonifico e di ricarica di carte prepagate: tale iniziativa è finalizzata ad incrementare la sicurezza delle operazioni dispositive sottoposte a maggior rischio di frodi;
- il "Bilancio Familiare", che consente di visualizzare le entrate/uscite del conto corrente riaggregate per macro categorie;
- "B@B light", il nuovo servizio di home banking via Internet monoazienda e monobanca, destinato alle piccole aziende. I risultati sono stati molto positivi: infatti, dalla data del lancio avvenuta nello scorso mese di giugno, ne sono stati venduti circa 8.000.

Anche grazie a queste implementazioni, la diffusione dei servizi innovativi presso la clientela è proseguita con un forte ritmo di crescita: il servizio Liberamente, rivolto alla clientela privata, ha registrato, al 31 dicembre 2006, circa 100.000 contratti sottoscritti con un incremento, rispetto al 31 dicembre 2005, di oltre 30.000 nuovi contratti (+43%). Nel corso del 2006 i Clienti hanno effettuato circa 330.000 operazioni dispositive (+10% rispetto al 31 dicembre 2005), mentre per quel che concerne la parte informativa, sono state effettuate oltre 8,4 milioni di operazioni (+47% rispetto al 31 dicembre 2005).
Le imprese clienti del Gruppo che dispongono di un collegamento di remote banking sono complessivamente 24.200 (+73% rispetto al 31 dicembre 2005).
Relativamente ai POS, quelli installati presso i clienti del Gruppo sono 17.500 (+15%) ed il negoziato totale è pari a circa 1.200 milioni di euro (+19%).
La politica commerciale verso la clientela privata si è orientata sul miglioramento della capacità di acquisizione di nuova clientela ed il sostegno alla crescita di alcune nuove ed importanti linee di business quali, tra l'altro, le polizze assicurative ed i fondi pensione.
In particolare, nell'ottica di proporre prodotti flessibili e a condizioni vantaggiose, si ricordano le due campagne commerciali, finalizzate all'acquisizione nuova clientela, "Presenta un Amico edizione 2006" e "Sconto Corrente", che hanno portato all'apertura di 16.000 nuovi conti correnti.
Per quanto riguarda i conti correnti a pacchetto della linea "Giotto", il loro numero ha superato le 282.000 unità (+12,8% rispetto all'esercizio precedente).
Nel corso del 2006 si è mantenuta sostenuta la domanda di credito delle famiglie per l'acquisto di immobili: alla data del 31 dicembre 2006 il Gruppo ha deliberato operazioni di mutuo "casa" per complessivi 695 milioni di euro, con un aumento dell'operatività del 7,6% rispetto all'anno precedente.
Nell'ambito della raccolta il Gruppo ha effettuato sul mercato domestico 72 emissioni obbligazionarie, per complessivi 917 milioni di euro.
Per quanto riguarda l'area del risparmio gestito, la raccolta premi lorda realizzata dal Gruppo nel comparto Bancassicurazione ammonta a circa 608 milioni di euro (+14% rispetto al 2005).
Le adesioni individuali al Fondo Pensione Aperto "CRF Previdenza" hanno raggiunto le 24.000 unità (+33% rispetto al 31 dicembre 2005) con una crescita significativa del patrimonio, che ha raggiunto 65 milioni di Euro (+86% rispetto a dicembre 2005).
Tra gli altri prodotti che hanno riscosso un forte successo commerciale si segnalano:

- le carte prepagate, che hanno raggiunto le 75.000 unità (+32% rispetto al 31 dicembre 2005);
- i finanziamenti Findomestic "Prestissimo", di cui sono stati erogati 66 milioni di euro (+34% rispetto all'operatività 2005);
- le polizze relative all'Area Protezione (coperture caso morte e infortuni), con 16.000 contratti sottoscritti (+155%).

Nel mercato imprese, l'attività commerciale si è concentrata principalmente sull'acquisizione di nuova clientela e sull'incremento delle quote di mercato.
In particolare, al fine di aumentare le masse intermediate attraverso i canali consortili ed associativi, è proseguita un'intensa attività di collaborazione con le Associazioni di categoria e con i Consorzi Fidi.
Ottimo infine il trend dei conti correnti della linea "Ioimpresa" che al 31 dicembre 2006 hanno raggiunto le 34.000 unità (+31%).

Il Risk Management

Aspetti generali

Il Gruppo Banca CR Firenze attribuisce una notevole importanza alla gestione e al controllo delle varie tipologie di rischio. Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione, Comitato Esecutivo e Direzione Generale) che si avvalgono del supporto del Comitato Rischi, struttura collegiale presieduta da un consigliere di amministrazione appositamente delegato e costituita anche dai Direttori Generali delle banche del Gruppo e dai responsabili delle principali funzioni interessate. Nella sua attività il Comitato Rischi è assistito dal Risk Management che assicura la rilevazione, la misurazione ed il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con la Vigilanza e nel raffronto con eventuali benchmark esterni ritenuti opportuni.
A fine 2006 è stato avviato anche per Banca C.R. Firenze Romania S.A. un processo di valutazione della gestione dei rischi che porterà all'integrazione, dove possibile, dei sistemi di monitoraggio e gestione dei rischi della banca rumena con quelli del Gruppo.

Rischi finanziari

Il Consiglio di Amministrazione della Capogruppo stabilisce le linee guide strategiche per l'assunzione dei rischi definendo, in funzione della propensione al rischio e degli obiettivi di creazione di valore in rapporto ai rischi assunti, l'allocazione del capitale per la Capogruppo stessa e per le società controllate.
La gestione dei rischi finanziari (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte", che definisce una politica unitaria di gestione di tali rischi.
Nel 2006 il monitoraggio trimestrale per le banche italiane del Gruppo degli indicatori del rischio di tasso (rapporto tra la variazione del valore economico dell'attivo e del passivo in seguito a shock parallelo di tasso d'interesse pari a 200 punti base e il

Tier 1 + Tier 2, e impatto sul margine di interesse di una variazione dei tassi di interesse di 100 punti base) ha sempre evidenziato valori al di sotto dei limiti previsti dai regolamenti aziendali.
Banca C.R. Firenze Romania S.A. ha sempre rispettato i limiti relativi ai rischi di tipo finanziario previsti dalla Banca Nazionale Rumena.
Il VaR del trading book si è attestato mediamente sul valore di 3,3 milioni di euro a livello di Gruppo, registrando un valore sempre inferiore a quanto indicato dal regolamento aziendale.

Rischi creditizi

Nel 2006 l'aumento degli impieghi utilizzati dalla clientela ordinaria è stato determinato dalla crescita dei crediti assistiti da garanzie reali e personali. L'incidenza delle partite anomale (incagli e sofferenze) sul totale degli impieghi risulta sostanzialmente stabile e su valori inferiori rispetto ai dati medi registrati dal Sistema bancario.
I requisiti patrimoniali minimi obbligatori a livello individuale e consolidato sono rispettati da tutte le banche e dal Gruppo. Nel 2006 sono divenuti operativi a livello di Gruppo Bancario i modelli di valutazione del merito creditizio basati su approcci statistici. Le esposizioni di clientela ordinaria valutate con le nuove metodologie superano ampiamente il 70% del totale. Complessivamente non si registrano concentrazioni su alcuna classe di esposizione, mentre i default registrati nel corso del 2006 sono concentrati sulle classi di rating/scoring peggiori. Relativamente alle controparti bancarie le esposizioni sono concentrate sulle classi di rating migliori, mentre le esposizioni su classi di rating inferiori ad A- sono da considerarsi residuali.

Rischi operativi

Nel periodo 2003-2006 il Gruppo registra una minor incidenza delle perdite operative sul margine di intermediazione rispetto alle altre banche aderenti al Database Italiano Perdite Operative ("DIPO"). Nel periodo in esame nessun evento del Gruppo ha determinato la perdita massima a livello di Sistema, mentre in media il Gruppo registra un maggior tasso di recupero assicurativo sulle perdite censite.

Le Risorse Umane e la rete territoriale

Organici

Al 31 dicembre 2006 l'organico del Gruppo CR Firenze si attesta a 5.754 risorse a ruolo (dati puntuali di fine periodo), con un incremento complessivo su base annua di 66 risorse. Per quanto riguarda le Banche del Gruppo con sede in Italia, le 5.165 risorse sono distribuite in 2.484 donne e 2.681 uomini (il personale femminile è pari al 48,1% del totale organico a ruolo).
La percentuale media di risorse impiegate sui Canali da parte delle banche del Gruppo è pari al 73,7 %, mentre l'età media si attesta a 42,5 anni, con un'anzianità media di servizio di 15,6 anni.

DIPENDENTI DEL GRUPPO	2006	2005	Variazione
Società consolidate integralmente			
Banca CR Firenze	3.515	3.544	-29
CR Pistoia e Pescia	682	692	-10
CR Civitavecchia	220	209	11
CR Orvieto	195	179	16
CR La Spezia	553	519	34
Banca C.R. Firenze Romania	159	129	30
CR Firenze Gestion Internationale	2	1	1
Infogroup	386	373	13
CityLife	4	4	0
Centrovita Assicurazioni	37	37	0
Immobiliare Nuova Sede	1	1	0
Totale	5.754	5.688	66
Società consolidate a patrimonio netto			
Gruppo Findomestic	1.992	1.973	19
Centro Factoring	106	107	-1
Centro Leasing Banca	303	312	-9
Immobiliare Novoli	10	10	0
Totale	2.411	2.402	9

Personale delle banche italiane del Gruppo - organici

	Risorse	Età Media (anni)	Anzianità media (anni)	% canali
Banca CR Firenze	3.515	41,9	14,3	71,6%
CR Pistoia e Pescia	682	45,4	20,1	75,8%
CR Civitavecchia	220	42,2	14,2	86,8%
CR Orvieto	195	42,4	14,9	81,0%
CR La Spezia	553	43,0	18,9	76,7%
Totale banche italiane del Gruppo	5.165	42,5	15,6	73,7%

Personale delle banche italiane del Gruppo - composizione per qualifica

	Dirigenti	Quadri Direttivi	Aree Professionali
Banca CR Firenze	65	1.028	2.422
CR Pistoia e Pescia	12	205	465
CR Civitavecchia	1	59	160
CR Orvieto	1	54	140
CR La Spezia	6	181	366
Totale Banche italiane del Gruppo	85	1.527	3.553

Selezione

Le attività di selezione sono condotte ormai stabilmente a livello di Gruppo, e da inizio anno anche per Banca C.R. Firenze Romania.
Nel corso dell'anno sono pervenuti al Gruppo 14.496 curricula. Alle selezioni per personale senza specifica esperienza, finalizzate ad un primo inserimento con contratto a tempo determinato, hanno partecipato complessivamente 2.518 Candidati (2.235 per Banca CR Firenze e 283 per le altre banche del Gruppo); di coloro che hanno sostenuto il colloquio, il 76% ha conseguito l'idoneità. Le selezioni finalizzate ai contratti a tempo indeterminato hanno coinvolto 254 candidati (207 per Banca CR Firenze - l'84,5% dei quali risultati idonei - e 47 per le altre banche del Gruppo - di cui l'85% idonei).
I candidati sottoposti a selezione per il contratto di inserimento sono stati 156 per la Capogruppo (oltre il 74% dei quali ha riportato un esito positivo) e 15 per le altre banche del Gruppo. Le selezioni specialistiche hanno coinvolto 150 candidati per la Capogruppo (55 dei quali assunti a ruolo) e 60 per le banche del Gruppo (con l'83% di idonei).

Sviluppo e gestione delle risorse umane

E' stata avviata una terza edizione di PERSEO, programma di sviluppo volto a far acquisire conoscenze e competenze tipicamente manageriali a persone che non abbiano finora ricoperto funzioni di responsabilità organizzativa, allargata a tutte le banche del Gruppo: nel mese di settembre i 16 partecipanti hanno iniziato il primo dei sette moduli formativi previsti.
Presso CR La Spezia, nell'ambito del Progetto Integrazione e Governo di Gruppo, a settembre è stato avviato un assessment (che interessa 400 risorse), che prevede un censimento delle competenze e delle conoscenze tecniche.

Formazione

Nell'esercizio 2006 è ulteriormente aumentata l'attività formativa a supporto della sviluppo professionale e di ruolo delle Risorse Umane. E' stata rafforzata l'attività verso tutte le banche del Gruppo con l'erogazione di seminari presso le strutture decentrate e momenti di affiancamento presso le strutture operative di Banca CR Firenze. Tale attività si è concentrata in maniera particolare sulle risorse della ex CR Mirandola a supporto della migrazione del sistema informativo. Particolare enfasi è stata data al tema della formazione prescrittiva erogata a tutte le risorse del Gruppo, sia con interventi in presenza che tramite supporti di formazione a distanza.
Sono stati erogati interventi sul D.lgs. 231/2001 alle figure apicali e su *market abuse* e reati societari alle figure specialistiche di Direzione Generale di tutto il Gruppo. Sullo stesso tema è stata effettuata un'attività di sensibilizzazione indirizzata alle risorse per la fruizione dei corsi in autoformazione ("la responsabilità amministrativa delle banche" e "l'attuazione della legge 231 in Banca CR Firenze"). Sempre sul tema della formazione prescrittiva è stata avviata una campagna di sensibilizzazione e coinvolgimento su tutto il Gruppo relativamente a D. Lgs. 626/94, Privacy, Antiriciclaggio e Bancassicurazione.
Per quanto riguarda CR Pistoia, le risorse hanno partecipato alle sessioni erogate presso la Capogruppo, in particolare alle edizioni dedicate a Basilea 2 ed ai nuovi modelli di rating per i Gestori Business e Imprese. Nel mese di novembre 2006 è stato attivato il processo di censimento delle conoscenze tecniche per le risorse presenti nella Rete di Vendita.
Dopo la fase connessa alla migrazione nel sistema informativo della Capogruppo, per CR La Spezia sono state attivate iniziative per lo sviluppo delle conoscenze sul processo del credito di Gruppo e anche attività formativa sul tema dell'antiriciclaggio e norme sugli investimenti finanziari. Nel mese di novembre 2006 è stato attivato il processo di censimento delle conoscenze tecniche per le risorse presenti nella Rete di Vendita.
Per CR Civitavecchia sono state organizzate delle sessioni dedicate a Basilea 2 ed ai nuovi modelli di rating, mentre per CR Orvieto sono state erogate sessioni sul processo del credito.
A livello di Gruppo Bancario sono state erogate 33.678 giornate uomo di formazione interna in orario di lavoro registrando 35.411 partecipazioni. In dettaglio, le singole aziende hanno registrato i seguenti volumi di giornate uomo e di partecipazioni:

	Partecipazioni	Giornate/uomo
Banca CR Firenze	23.417	23.252
CR Pistoia e Pescia	4.300	3.465
CR La Spezia	3.074	3.161
CR Orvieto	900	810
CR Civitavecchia	1.394	1.184
Altre aziende del Gruppo Bancario	2.326	1.806
Totali	35.411	33.678

La rete territoriale

Al 31 dicembre 2006 il numero delle filiali delle banche italiane del Gruppo ammonta a 542 unità, dislocate in 22 Province (7 Regioni); ad esse vanno aggiunte le 11 Filiali di Banca C.R. Firenze Romania.

Provincia	CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR della Spezia S.p.A.	CRF Romania S.A.	Gruppo
Firenze	132	4					136
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8					21
Prato	11	4					15
Pistoia	2	51					53
Massa Carrara	10				8		18
Pisa	13						13
Livorno	10						10
La Spezia					53		53
Genova					2		2
Perugia	17			2			19
Terni				23			23
Roma	11		28	7			46
Viterbo			4	9			13
Bologna	6	11					17
Modena	20						20
Parma					2		2
Reggio Emilia	1				2		3
Mantova	7						7
Verona	1						1
Totali	324	78	32	41	67		542
C.R. Firenze Romania						11	11
Totali							553

Regione	N° filiali
TOSCANA	336
LIGURIA	55
UMBRIA	42
LAZIO	59
EMILIA ROMAGNA	42
LOMBARDIA	7
VENETO	1
Totale	542

In questo contesto sono inoltre operativi 30 Centri Imprese e Private e 31 Spazi Finanziari.

L'attività di comunicazione

Durante il 2006 la comunicazione è stata di supporto ai vertici aziendali nello sviluppo della politica commerciale del Gruppo, attraverso l'attività ordinaria e progetti specifici in media relations, pubbliche relazioni e promozione commerciale, contribuendo al rafforzamento dell'identità di Gruppo. Ne è conseguita una presenza costante e articolata su tutti i media locali e nazionali, confermata anche dall'elevato numero di articoli che citano il Gruppo presenti nella rassegna stampa annuale.
Con l'acquisto di Banca C.R. Firenze Romania sono state predisposte iniziative per la promozione del nuovo marchio a livello locale, così come avvenuto nell'area territoriale di Mirandola a seguito della fusione per incorporazione della Cassa di Risparmio di Mirandola in Banca CR Firenze.
Sono state realizzate tre nuove brochure istituzionali per il Gruppo, per i palazzi e le opere d'arte di Banca CR Firenze e per la biblioteca della Capogruppo, seguendo una grafica comune e riconoscibile che rimanda all'identità aziendale e di Gruppo.

Relazione sulla gestione consolidata

5. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
    - retail;
    - promotori finanziari;
    - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e private;*
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto, fra le quali Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi ed i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti, inoltre, i costi indiretti relativi ai servizi resi dal Corporate center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) od al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo).
Conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

Sintesi

	RETAIL	IMPRESE E PRIVATI	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER (1)	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
dicembre 2006	702,3	165,2	32,8	61,1	42,7	1.004,1
dicembre 2005 pro-forma	642,9	144,0	29,5	58,1	58,6	933,1
Variazione 2006/ 2005 (%)	9,2%	14,7%	11,2%	5,1%	-27,1%	7,6%
UTILE (PERDITA) DELL'OPERATIVITA' CORRENTE (€/mil)						
dicembre 2006	203,3	62,0	19,5	46,3	-18,0	313,0
dicembre 2005 pro-forma	152,0	42,6	18,7	43,6	10,8	267,7
Variazione 2006/ 2005 (%)	33,7%	45,5%	4,3%	6,2%	n.s.	16,9%
UTILE NETTO (incluso pertinenza III) (€/mil)						
dicembre 2006	136,8	49,1	15,8	34,7	66,2	302,6
dicembre 2005 pro-forma	86,5	33,7	14,7	29,6	9,8	174,3
Variazione 2006/ 2005 (%)	58,2%	45,7%	7,5%	17,2%	n.s.	73,6%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)						
dicembre 2006	9.802	4.825	3.929	2.754	848	22.158
dicembre 2005 pro-forma	9.270	4.159	3.615	2.598	807	20.450
Variazione 2006/ 2005 (%)	5,7%	16,0%	8,7%	6,0%	5,0%	8,4%
TOTALE PASSIVITA' ONEROSE (€/mil)						
dicembre 2006	12.374	2.954	1.836	34	626	17.825
dicembre 2005 pro-forma	11.876	2.370	1.696	28	484	16.454
Variazione 2006/ 2005 (%)	4,2%	24,6%	8,3%	21,4%	29,5%	8,3%
CAPITALE ALLOCATO MEDIO (€/mil)						
dicembre 2006	584	276	103	83	776	1.822
dicembre 2005 pro-forma	468	246	109	82	510	1.415
Variazione 2006/ 2005 (%)	24,9%	12,4%	-5,8%	0,6%	52,1%	28,8%
REDDITIVITA' ANNUALIZZATA (%)						
dicembre 2006	23,4%	17,8%	15,4%	41,8%	8,5%	16,6%
dicembre 2005 pro-forma	18,5%	13,7%	13,5%	35,9%	1,8%	12,3%
Variazione 2006/ 2005 (%)	4,9%	4,1%	1,9%	5,9%	6,7%	4,3%
PERSONALE (incl. a tempo determinato)						
dicembre 2006	4.094	431	25	39	1.164	5.754
dicembre 2005 pro-forma	4.096	442	23	38	1.089	5.688
Variazione 2006/ 2005 (%)	0,0%	-2,5%	8,7%	2,6%	6,9%	1,2%

(1) include le elisioni dei rapporti interni

Come commentato in precedenza, l'esercizio 2006 ha visto un miglioramento dei risultati complessivi, che si è concentrato soprattutto sui settori commerciali: l'utile del "Retail" cresce del 58,2% e quello "Imprese e private" segna un incremento del 45,7%.

Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, si evidenzia una crescita tanto delle attività fruttifere che delle passività onerose (soprattutto nel "Retail" e "Imprese e private").

Si segnala che i dati al 31 dicembre 2005 sono stati ricostruiti su base pro-forma facendo uso, laddove necessario, di stime ragionevoli.

Retail

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	441,0	384,4	56,6	14,7%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	254,8	249,3	5,5	2,2%
Dividendi e utili (perdite) delle partecipazioni	1,2	0,7	0,5	71,4%
Risultato delle attività e passività finanziarie	5,3	8,5	-3,2	-37,6%
Margine d'intermediazione lordo	702,3	642,9	59,4	9,2%
Rettifiche/riprese di valore nette per deterioramento di crediti e altre attività finanziarie	-28,7	-35,8	7,1	-19,8%
Margine d'intermediazione netto	673,6	607,1	66,5	11,0%
Spese di funzionamento	-463,7	-458,4	-5,3	1,1%
Risultato operativo netto	209,9	148,7	61,2	41,2%
Accantonamenti netti ai fondi per rischi e oneri	-3,3	-3,1	-0,2	6,4%
Altri costi e ricavi dell'operatività corrente	-3,4	6,4	-9,8	-153,1%
Utile dell'operatività corrente	203,3	152,0	51,3	33,7%
Imposte sul reddito	-66,4	-65,5	-0,9	1,4%
Utile netto (al lordo terzi)	136,8	86,5	50,3	58,2%
RICAVI DI SETTORE	673,6	607,1	66,5	11,0%
RISULTATO DI SETTORE	136,8	86,5	50,3	58,2%
CAPITALE ALLOCATO MEDIO	584,4	467,8	116,6	24,9%
INDICATORI (%)				
Redditività annualizzata	23,4%	18,5%	4,9%	
Cost/Income ratio	66,0%	71,3%	-5,3%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	25.571,9	24.219,0	1.352,9	5,6%
- raccolta diretta	12.445,3	11.619,2	826,1	7,1%
-raccolta indiretta	13.126,6	12.600,0	526,6	4,2%
-risparmio amministrato	4.107,5	3.483,0	624,4	17,9%
-risparmio gestito	9.019,1	9.117,1	-97,9	-1,1%
-Gpm, Gps, Gpf	1.881,5	2.248,6	-367,2	-16,3%
-fondi	4.733,0	4.423,4	309,6	7,0%
-assicurazioni	2.404,6	2.445,0	-40,4	-1,7%
Attività finanziarie in portafoglio	459,8	513,3	-53,5	-10,4%
Crediti a clientela	9.201,1	8.523,6	677,5	7,9%
Totale attività fruttifere	9.802,3	9.269,8	532,6	5,7%
Totale passività onerose	12.373,9	11.876,3	497,6	4,2%
STRUTTURA				
Personale	4.094	4.096	-2	0,0%
Filiali in Italia	529	527	2	0,4%
Filiali e uffici di rappresentanza all'estero	11	9	2	22,2%

Il Retail, che rappresenta la parte quantitativamente più rilevante dell'attività del Gruppo, ha visto una crescita del margine d'intermediazione lordo di circa 59,4 milioni di euro (+9,2%), determinata sostanzialmente dall'aumento del margine d'interesse (+14,7%) e dei ricavi da servizi (+2,3 milioni di euro), quale conseguenza anche dei maggiori volumi intermediati nell'esercizio (le attività fruttifere crescono del 5,7% mentre le passività onerose si incrementano del 4,2%).

A fronte dei maggiori ricavi si è assistito ad una crescita contenuta delle spese di funzionamento (+1,1%), mentre il miglioramento della qualità del credito ha determinato una contrazione delle rettifiche nette su crediti pari a circa 7,1 milioni di euro.

La raccolta diretta è aumentata del 7,1%, mentre l'indiretta ha visto una rilevante progressione nel comparto del risparmio amministrato (+17,9%) ed una lieve flessione della gestita (-1,1%). Gli impieghi a clientela sono cresciuti del 7,9%.

Imprese e Private

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	100,8	90,0	10,8	12,0%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	56,6	48,8	7,8	16,0%
Risultato delle attività e passività finanziarie	7,8	5,2	2,6	50,2%
Margine d'intermediazione lordo	165,2	144,0	21,2	14,7%
Rettifiche/riprese di valore nette per deterioramento di crediti ed altre attività finanziarie	-35,0	-30,0	-5,0	16,7%
Margine d'intermediazione netto	130,2	114,0	16,2	14,2%
Spese di funzionamento	-65,7	-70,1	4,4	-6,3%
Risultato operativo netto	64,5	43,9	20,6	46,9%
Accantonamenti netti ai fondi per rischi e oneri	0,1	-0,2	0,3	n.s.
Altri costi e ricavi dell'operatività corrente	-2,6	-1,1	-1,5	136,4%
Utile dell'operatività corrente	62,0	42,6	19,4	45,5%
Imposte sul reddito	-12,9	-8,9	-4,0	44,9%
Utile netto (al lordo terzi)	49,1	33,7	15,4	45,7%
RICAVI DI SETTORE	130,2	114,0	16,2	14,2%
RISULTATO DI SETTORE	49,1	33,7	15,4	45,7%
CAPITALE ALLOCATO MEDIO	276,4	245,8	30,6	12,4%
INDICATORI (%)				
Redditività annualizzata	17,8%	13,7%	4,1%	
Cost/Income ratio	39,8%	48,7%	-8,9%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	11.737,6	9.841,5	1.896,2	19,3%
- *raccolta diretta*	2.954,3	2.275,8	678,6	29,8%
-*raccolta indiretta*	8.783,3	7.565,7	1.217,6	16,1%
-*risparmio amministrato*	7.362,8	6.090,9	1.271,8	20,9%
-*risparmio gestito*	1.420,6	1.474,8	-54,2	-3,7%
-*Gpm, Gps, Gpf*	721,0	791,0	-70,0	-8,9%
-*fondi*	434,9	391,4	43,5	11,1%
-*assicurazioni*	264,7	292,4	-27,8	-9,5%
Attività finanziarie in portafoglio	0,2	0,3	-0,1	-33,3%
Crediti a clientela	4.822,1	4.065,1	757,0	18,6%
Totale attività fruttifere	4.825,4	4.159,1	666,3	16,0%
Totale passività onerose	2.954,3	2.370,3	584,0	24,6%
STRUTTURA				
Personale	431	442	-11	-2,5%
Centri imprese e private	30	23	7	30,4%

Il settore Imprese e Private ha conseguito un aumento del margine d'intermediazione lordo del 14,7%, determinata dalle progressioni del margine d'interesse (+12,0%) e delle commissioni nette e recuperi (+16,0%), che conseguono all'incremento dei volumi intermediati (le attività fruttifere crescono infatti del 16,0%). Nonostante la crescita delle attività, si è assistito ad una diminuzione delle spese di funzionamento di circa il 6,3%.
La raccolta diretta è aumentata del 29,8% e l'indiretta si è incrementata del 16,1%, in seguito al positivo andamento del comparto amministrato. Gli impieghi a clientela sono cresciuti del 18,6%.

Finanza

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	6,6	4,1	2,5	61,0%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	2,1	10,9	-8,8	-80,7%
Dividendi e utili (perdite) delle partecipazioni	0,8	0,7	0,1	14,3%
Risultato delle attività e passività finanziarie	23,3	13,8	9,5	68,9%
Margine d'intermediazione lordo	32,8	29,5	3,3	11,2%
Rettifiche/riprese di valore nette per deterioramento di crediti e altre attività finanziarie	0,0	0,0	0,0	n.s.
Margine d'intermediazione netto	32,8	29,5	3,3	11,2%
Spese di funzionamento	-12,0	-10,6	-1,4	13,2%
Risultato operativo netto	20,8	18,9	1,9	10,0%
Altri costi e ricavi dell'operatività corrente	-1,4	-0,2	-1,2	n.s.
Utile dell'operatività corrente	19,5	18,7	0,8	4,3%
Imposte sul reddito	-3,7	-4,0	0,3	-8,0%
Utile netto (al lordo terzi)	15,8	14,7	1,1	7,5%
RICAVI DI SETTORE	32,8	29,5	3,3	11,2%
RISULTATO DI SETTORE	15,8	14,7	1,1	6,8%
CAPITALE ALLOCATO MEDIO	102,5	108,8	-6,3	-5,8%
INDICATORI (%)				
Redditività annualizzata	15,4%	13,5%	1,9%	
Cost/Income ratio	36,5%	35,9%	0,6%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	1.087,2	863,1	224,2	26,0%
- *raccolta diretta*	1.087,2	863,1	224,2	26,0%
Attività finanziarie in portafoglio	2.030,9	1.872,0	158,8	8,5%
Crediti a clientela	411,5	475,0	-63,4	-13,3%
Totale attività fruttifere	3.928,8	3.615,3	313,6	8,7%
Totale passività onerose	1.836,3	1.695,6	140,7	8,3%
STRUTTURA				
Personale	25	23	2	8,7%

Il settore Finanza presenta un risultato operativo netto in crescita del 10,0% e maggiori attività fruttifere per 313,6 milioni di euro rispetto al 2005, mentre le passività onerose crescono in misura inferiore (+140,7 milioni di euro).

Wealth management

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	35,0	35,4	-0,4	-1,1%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	-17,4	-1,2	-16,2	n.s.
Dividendi e utili (perdite) delle partecipazioni	0,8	5,0	-4,2	-84,4%
Risultato delle attività e passività finanziarie	12,3	6,8	5,5	80,9%
Risultato netto della gestione assicurativa	30,4	12,1	18,3	151,2%
Margine d'intermediazione lordo	61,1	58,1	3,0	5,0%
Rettifiche/riprese di valore nette per deterioramento di crediti e altre attività finanziarie	0,0	0,0	0,0	n.s.
Margine d'intermediazione netto	61,1	58,1	3,0	5,0%
Spese di funzionamento	-14,9	-14,8	-0,1	0,7%
Risultato operativo netto	46,2	43,3	2,9	6,7%
Altri costi e ricavi dell'operatività corrente	0,1	0,3	-0,2	-66,6%
Utile dell'operatività corrente	46,3	43,6	2,7	6,2%
Imposte sul reddito	-11,6	-14,0	2,4	-17,1%
Utile netto (al lordo terzi)	34,7	29,6	5,1	17,2%
RICAVI DI SETTORE	61,1	58,1	3,0	5,0%
RISULTATO DI SETTORE	34,7	29,6	5,1	17,2%
CAPITALE ALLOCATO MEDIO	83,0	82,5	0,5	0,6%
INDICATORI (%)				
Redditività annualizzata	41,8%	35,9%	5,9%	
Cost/ Income ratio	24,4%	25,5%	-1,1%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie in portafoglio	2.663,4	2.492,1	171,3	6,9%
Totale attività fruttifere	2.753,8	2.598,0	155,8	6,0%
Totale passività onerose	34,0	28,0	6,0	21,4%
STRUTTURA				
Personale	39	38	1	2,6%

Il Wealth management, che include le società prodotto Centrovita Assicurazioni e CR Firenze Gestion Internationale, mostra un incremento delle attività fruttifere pari al 6,0% su base annua, che si è ripercosso sulla sostenuta crescita manifestata dal margine d'intermediazione, pari a circa il +5,0% senza comunque registrare un aumento delle spese di funzionamento (pressoché invariate in valore assoluto rispetto al precedente esercizio). Peraltro, il margine d'intermediazione evidenzia una riduzione delle commissioni nette e recuperi ed un incremento del risultato della gestione assicurativa in relazione al trattamento contabile dei prodotti assicurativi del ramo III°, commentato nel paragragfo "L'andamento reddituale" della presente Relazione.

Corporate center

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	-10,4	-4,7	-5,7	121,3%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	-11,5	-11,2	-0,3	2,7%
Dividendi e utili (perdite) delle partecipazioni	66,2	65,4	0,8	1,2%
Risultato delle attività e passività finanziarie	4,5	16,6	-12,1	-72,9%
Risultato netto della gestione assicurativa	-6,2	-7,5	1,3	-17,3%
Margine d'intermediazione lordo	42,7	58,6	-15,9	-27,1%
Rettifiche/riprese di valore nette per deterioramento di crediti ed altre attività finanziarie	12,5	6,9	5,6	81,2%
Margine d'intermediazione netto	55,2	65,5	-10,3	-15,7%
Spese di funzionamento	-37,6	-56,3	18,7	-33,3%
Risultato operativo netto	17,6	9,2	8,4	91,3%
Accantonamenti netti ai fondi per rischi e oneri	-29,0	-14,1	-14,9	105,7%
Altri costi e ricavi dell'operatività corrente	-6,6	15,7	-22,3	n.s.
Utile dell'operatività corrente	-18,0	10,8	-28,8	-266,6%
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Imposte sul reddito	-16,6	-1,0	-15,6	n.s.
Utile netto (al lordo terzi)	66,2	9,8	56,4	n.s.
RICAVI DI SETTORE	55,2	65,5	-10,3	-15,7%
RISULTATO DI SETTORE	66,2	9,8	56,4	n.s.
CAPITALE ALLOCATO MEDIO	775,8	509,9	265,9	52,1%
INDICATORI (%)				
Redditività annualizzata	8,5%	1,8%	6,7%	
Cost/ Income ratio	88,0%	81,3%	6,7%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	522,3	812,9	-290,6	-35,7%
- raccolta diretta	522,3	812,9	-290,6	-35,7%
Attività finanziarie in portafoglio	702,3	770,0	-67,7	-8,8%
Crediti a clientela	193,3	204,2	-11,0	-5,4%
Totale attività fruttifere	848,0	807,4	40,6	5,0%
Totale passività onerose	626,0	483,5	142,5	29,5%
STRUTTURA				
Personale	1.164	1.089	75	6,9%

Le funzioni centrali includono le attività di holding, la gestione degli investimenti partecipativi (incluse le società prodotto consolidate con il metodo del patrimonio netto, ovvero Gruppo Findomestic, Centro Leasing Banca e Centro Factoring), degli immobili e delle sofferenze di Gruppo.
La componente prevalente è rappresentata dalle unità organizzative che svolgono le attività di governo, supporto e controllo degli altri settori di attività, che vengono ribaltati su di essi secondo i meccanismi descritti nella parte introduttiva del presente capitolo. In questo settore vengono anche rilevati gli utili prodotti dal Gruppo Findomestic, sottoposto a controllo congiunto e consolidato con il metodo del patrimonio netto; per maggiori dettagli riguardo l'andamento del Gruppo Findomestic si rimanda a quanto riportato precedentemente con riferimento alle "interessenze partecipative".
Rispetto all'esercizio precedente il Corporate center ha registrato un incremento dell'utile di periodo pari a 56,4 milioni di euro, sul quale ha influito la rilevazione nell'anno 2006 degli "utili da operazioni non ricorrenti" menzionati in precedenza nella presente Relazione.

Relazione sulla gestione consolidata

6. Altre informazioni

Le operazioni infragruppo e con parti correlate

Le operazioni fra Banca CR Firenze S.p.A., società controllate e società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica.
Le operazioni con le parti correlate - definite dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate" ed in aggiunta dalla Consob con le comunicazioni del 20 febbraio 1997, del 27 febbraio 1998 e del 28 luglio 2006 - ed in particolare con gli azionisti che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a condizioni in linea con il mercato.
Ulteriori dati ed informazioni sulle suddette operazioni sono riportate nell'apposita Sezione della nota integrativa del bilancio dell'Impresa nonché nella Parte H della nota integrativa consolidata.

Gli eventi successivi alla data di chiusura dell'esercizio

Relativamente agli eventi successivi alla data di chiusura dell'esercizio si rimanda a quanto già riportato al corrispondente paragrafo della Relazione sulla Gestione della Capogruppo.
In accordo con quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia, i suddetti eventi che presentano impatti sulla situazione patrimoniale, economica e finanziaria del Gruppo sono riportati nella Parte A.1, Sezione 4, della nota integrativa consolidata.

L'evoluzione prevedibile della gestione nell'esercizio 2007

L'andamento dei risultati consolidati è fortemente dipendente da quello della Capogruppo. Si rinvia pertanto integralmente alla Relazione sulla Gestione a corredo del bilancio della Capogruppo stessa, sia per quanto riguarda i riferimenti alle previsioni economiche sia per gli obiettivi attesi, il cui perseguimento determinerà l'evoluzione della gestione anche a livello di Gruppo.

INTRODUZIONE

In qualità di Capogruppo del Gruppo Banca CR Firenze ("Il Gruppo") ai sensi degli artt. da 60 a 64 del Decreto Legislativo 385/1993, Banca CR Firenze S.p.A. è tenuta a predisporre il bilancio consolidato in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia n. 262 del 22 dicembre 2005 "I bilanci delle banche: schemi e regole di compilazione". A tale proposito si ricorda che, in forza della sopramenzionata normativa, Il Gruppo ha redatto per la prima volta il bilancio consolidato applicando i principi IAS/IFRS al 31 dicembre 2005; per informazioni più dettagliate riferite alla prima applicazione (*First Time Adoption – FTA*) da parte del Gruppo si rimanda pertanto a quanto riportato al punto A.1 Parte Generale - Sezione 5 della "Parte A - Politiche Contabili" della nota integrativa al bilancio consolidato al 31 dicembre 2005.

Il bilancio consolidato al 31 dicembre 2006 è corredato dalla relazione degli Amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, gli schemi del bilancio consolidato sono redatti in migliaia di euro, mentre la nota integrativa consolidata è redatta in milioni di euro, poiché il totale attivo del Gruppo supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; per tutti i suddetti documenti sono inoltre riportati, laddove richiesto dalla suddetta normativa ovvero ritenuto opportuno per fornire un'informativa ancora più accurata, gli importi relativi all'esercizio precedente.

Si precisa inoltre che in seguito all'acquisizione della quota di controllo di Banca CR Firenze Romania S.A. ed alla cessione dei pacchetti azionari di maggioranza di Cerit S.p.A. e SRT S.p.A, avvenute nell'anno 2006, negli schemi di stato patrimoniale, conto economico e rendiconto finanziario è stata aggiunta una colonna contenente i valori al 31 dicembre 2005 "pro-forma" e nel suddetto rendiconto è stata riportata anche una colonna che espone i saldi al 31 dicembre 2006 "pro-forma", determinando tutti i relativi importi ipotizzando di retrodatare convenzionalmente al 1° gennaio 2005 gli effetti derivanti dalle operazioni straordinarie sopra indicate; per quanto riguarda le tabelle di nota integrativa, i relativi dati di raffronto non sono stati "pro-formati" e le eventuali variazioni di maggior rilievo sono state commentate nelle singole Sezioni. Si precisa infine che i suddetti dati "pro-forma" al 31 dicembre 2005 non sono stati assoggettati a revisione contabile.

Il bilancio consolidato del Gruppo al 31 dicembre 2006 viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers SpA, in esecuzione della delibera assembleare del 27 aprile 2006, che ha attribuito l'incarico alla suddetta società per il seennio 2006/2011.

Stato patrimoniale consolidato

(importi in migliaia di euro)

	Voci dell'attivo	31 dicembre 2006	31 dicembre 2005 pro-forma (*)	31 dicembre 2005 (**)
10.	Cassa e disponibilità liquide	230.321	165.039	184.996
20.	Attività finanziarie detenute per la negoziazione	546.171	640.588	640.588
30.	Attività finanziarie valutate al *fair value*	1.531.303	1.563.386	1.563.386
40.	Attività finanziarie disponibili per la vendita	3.302.955	3.000.815	2.994.699
60.	Crediti verso banche	1.672.178	1.534.003	1.526.124
70.	Crediti verso clientela	14.627.955	13.267.889	13.147.857
80.	Derivati di copertura	6.829	50.959	50.959
100.	Partecipazioni	476.083	442.885	435.139
110.	Riserve tecniche a carico dei riassicuratori	195	643	643
120.	Attività materiali	445.750	441.622	439.315
130.	Attività immateriali	334.228	335.140	313.195
	di cui: - avviamento	318.053	312.878	290.854
140.	Attività fiscali	273.860	251.717	252.982
	a) correnti	*184.632*	*152.700*	*153.965*
	b) anticipate	*89.228*	*99.017*	*99.017*
160.	Altre attività	365.075	404.703	626.544
	Totale dell'attivo	**23.812.903**	**22.099.389**	**22.176.427**

	Voci del passivo e del patrimonio netto	31 dicembre 2006	31 dicembre 2005 pro-forma (*)	31 dicembre 2005 (**)
10.	Debiti verso banche	816.012	883.075	873.349
20.	Debiti verso clientela	11.389.487	10.376.389	10.344.555
30.	Titoli in circolazione	5.569.033	5.158.996	5.158.996
40.	Passività finanziarie di negoziazione	50.657	35.502	35.502
50.	Passività finanziarie valutate al *fair value*	1.098.789	1.786.272	1.786.272
60.	Derivati di copertura	28.974	16.880	16.880
80.	Passività fiscali	159.438	181.879	182.617
	a) correnti	*135.110*	*124.887*	*125.748*
	b) differite	*24.328*	*56.992*	*56.869*
100.	Altre passività	940.346	859.221	980.379
110.	Trattamento di fine rapporto del personale	180.100	191.815	193.393
120.	Fondi per rischi e oneri:	267.815	254.166	254.558
	a) quiescenza e obblighi simili	*191.689*	*197.888*	*197.888*
	b) altri fondi	*76.126*	*56.278*	*56.670*
130.	Riserve tecniche	1.547.241	929.362	929.362
140.	Riserve da valutazione	(12.074)	148.310	148.310
170.	Riserve	433.416	323.593	322.110
180.	Sovrapprezzi di emissione	101.310	57.555	57.555
190.	Capitale	827.307	648.116	648.116
210.	Patrimonio di pertinenza di terzi (+/-)	143.985	99.878	95.455
220.	Utile (Perdita) d'esercizio (+/-)	271.067	148.380	149.018
	Totale del passivo e del patrimonio netto	**23.812.903**	**22.099.389**	**22.176.427**

(*) I dati di stato patrimoniale al 31 dicembre 2005 pro-forma sono stati determinati a fini raffrontativi allo scopo di tener conto della diversa esposizione contabile dei valori alle società operanti nel settore della riscossione dei tributi, dismesse durante l'anno, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006.

(**) I saldi raffrontativi dell'esercizio precedente sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze, emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e recepita nella redazione dei bilanci individuali delle società del Gruppo, per i quali la data transizione a tali principi è stata il 31 dicembre 2006; in proposito si precisa che le suddette riclassifiche non hanno prodotto alcun effetto sull'utile e sul patrimonio netto consolidati al 31 dicembre 2005, come dettagliatamente illustrato nella Parte A, Sezione 5 della nota integrativa consolidata.

Conto economico consolidato
(importi in migliaia di euro)

	Voci	31 dicembre 2006	31 dicembre 2005 pro-forma (*)	31 dicembre 2005 (**)
10.	Interessi attivi e proventi assimilati	887.562	754.824	749.657
20.	Interessi passivi e oneri assimilati	(317.871)	(248.950)	(246.816)
30.	**Margine di interesse**	**569.691**	**505.874**	**502.841**
40.	Commissioni attive	285.326	285.284	316.644
50.	Commissioni passive	(63.826)	(51.373)	(51.833)
60.	**Commissioni nette**	**221.500**	**233.911**	**264.811**
70.	Dividendi e proventi simili	12.158	10.355	10.355
80.	Risultato netto dell'attività di negoziazione	38.265	36.755	36.295
90.	Risultato netto dell'attività di copertura	3.410	3.284	3.284
100.	Utili (perdite) da cessione o riacquisto di:	115.791	14.073	14.073
	b) attività finanziarie disponibili per la vendita	*112.718*	*11.530*	*11.530*
	d) passività finanziarie	*3.073*	*2.543*	*2.543*
120.	**Margine di intermediazione**	**960.815**	**804.252**	**831.659**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(51.336)	(58.907)	(56.442)
	a) crediti	*(47.978)*	*(55.555)*	*(53.090)*
	b) attività finanziarie disponibili per la vendita	*(1.386)*	*(1.536)*	*(1.536)*
	d) altre operazioni finanziarie	*(1.972)*	*(1.816)*	*(1.816)*
140.	**Risultato netto della gestione finanziaria**	**909.479**	**745.345**	**775.217**
110.+ 150.+160.	Risultato netto della gestione assicurativa (***)	24.069	4.666	4.666
170.	**Risultato netto della gestione finanziaria e assicurativa**	**933.548**	**750.011**	**779.883**
180.	Spese amministrative:	(601.259)	(604.859)	(632.622)
	a) spese per il personale	*(400.054)*	*(390.887)*	*(403.856)*
	b) altre spese amministrative	*(201.205)*	*(213.972)*	*(228.766)*
190.	Accantonamenti netti ai fondi per rischi e oneri	(32.216)	(17.377)	(17.490)
200.	Rettifiche/Riprese di valore nette su attività materiali	(24.007)	(26.589)	(26.475)
210.	Rettifiche/Riprese di valore nette su attività immateriali	(17.322)	(24.185)	(24.932)
220.	Altri oneri/proventi di gestione	95.093	123.684	125.024
230.	**Costi operativi**	**(579.711)**	**(549.326)**	**(576.495)**
240.	Utili (Perdite) delle partecipazioni	56.812	61.451	61.451
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1.195	1.223	1.223
270.	Utili (Perdite) da cessione di investimenti	1.904	4.405	4.404
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**413.748**	**267.764**	**270.466**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(111.184)	(93.450)	(95.592)
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**302.564**	**174.314**	**174.874**
320.	**Utile (Perdita) d'esercizio**	**302.564**	**174.314**	**174.874**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(31.497)	(25.934)	(25.856)
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**271.067**	**148.380**	**149.018**

(*) I dati di conto economico al 31 dicembre 2005 pro-forma sono stati determinati a fini raffrontativi allo scopo di tener conto della diversa esposizione contabile dei valori alle società operanti nel settore della riscossione tributi, dismesse durante l'anno, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006.

(**) I saldi raffrontativi dell'esercizio precedente sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze, emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e recepita nella redazione dei bilanci individuali delle società del Gruppo, per i quali la data di transizione a tali principi è stata il 31 dicembre 2006; in proposito si precisa che le suddette riclassifiche non hanno prodotto alcun effetto sull'utile e sul patrimonio netto consolidati al 31 dicembre 2005, come dettagliatamente illustrato nella Parte A, Sezione 5 della nota integrativa consolidata.

(***) le voci 110 "Risultato netto delle attività finanziarie valutate al fair value", 150 "Premi netti" e 160 "Saldo altri oneri e proventi della gestione assicurativa" sono state accorpate nella riga "Risultato netto della gestione assicurativa", rappresentando sinteticamente il risultato tipico del comparto assicurativo, al fine di consentire una più chiara esposizione di tale risultato, in quanto si è ritenuto opportuno separare il suddetto comparto dalla gestione caratteristica del Gruppo Bancario. Per un'analisi di dettaglio della composizione delle suddette voci si rimanda a quanto riportato nella nota integrativa consolidata, Parte C, Sezioni 9 e 10.

Prospetto delle variazioni del patrimonio netto consolidato

(importi in migliaia di euro)

	Esistenze al 31.12.2005 di pertinenza del Gruppo	Esistenze al 31.12.2005 di pertinenza di terzi (**)	Allocazione risultato esercizio precedente			Variazioni dell'esercizio						Patrimonio netto al 31.12.2006 di pertinenza del Gruppo	Patrimonio netto al 31.12.2006 di pertinenza di terzi (**)
								Operazioni sul patrimonio netto					
			Riserve di pertinenza del Gruppo	Riserve di pertinenza di terzi (**)	Dividendi e altre destinazioni	Variazioni di riserve di pertinenza del Gruppo	Variazioni di riserve di pertinenza di terzi (**)	Emissione nuove azioni (*)	Stock options	Utile (Perdita) di esercizio 31.12.2006 di pertinenza del Gruppo	Utile (Perdita) di esercizio 31.12.2006 di pertinenza di terzi (**)		
Capitale:	**648.116**	**0**	**0**	**0**	**0**	**0**	**0**	**176.658**	**2.533**	**0**	**0**	**827.307**	**0**
a) azioni ordinarie	648.116	0	0	0	0	0	0	176.658	2.533	0	0	827.307	0
b) altre azioni	0	0	0	0	0	0	0	0	0	0	0	0	0
Sovrapprezzi di emissione	**57.555**	**0**	**0**	**0**	**0**	**0**	**0**	**41.944**	**1.811**	**0**	**0**	**101.310**	**0**
Riserve	**340.782**	**39.460**	**88.486**	**25.858**	**0**	**(6.781)**	**45.646**	**10.929**	**0**	**0**	**0**	**433.416**	**110.964**
a) di utili	387.204	38.828	57.609	25.858	0	(49.114)	45.696	(404)	0	0	0	395.295	110.382
b) altre	(46.422)	632	30.877	0	0	42.333	(50)	11.333	0	0	0	38.121	582
Riserve da valutazione:	**129.823**	**30.137**	**0**	**0**	**0**	**(58.666)**	**(28.613)**	**(83.231)**	**0**	**0**	**0**	**(12.074)**	**1.524**
a) disponibili per la vendita	46.592	4.461	0	0	0	(58.666)	(2.937)	0	0	0	0	(12.074)	1.524
b) copertura flussi finanziari	0	0	0	0	0	0	0	0	0	0	0	0	0
c) rivalutazione immobili ed attività materiali	83.231	25.676	0	0	0	0	(25.676)	(83.231)	0	0	0	0	0
Utile (Perdita) di esercizio	**149.018**	**25.858**	**(88.486)**	**(25.858)**	**(60.532)**	**0**	**0**	**0**	**0**	**271.067**	**31.497**	**271.067**	**31.497**
Patrimonio netto	**1.325.294**	**95.455**	**0**	**0**	**(60.532)**	**(65.447)**	**17.033**	**146.300**	**4.344**	**271.067**	**31.497**	**1.621.026**	**143.985**

(*) tale colonna include gli aumenti di capitale sociale gratuito ed a pagamento effettuati dalla Capogruppo nel corso dell'esercizio 2006; in particolare l'aumento gratuito, che ha tra l'altro determinato l'incremento del valore nominale di ciascuna azione da euro 0,57 a euro 0,60 e l'emissione di n. 151.638.128 nuove azioni, ha avuto luogo mediante l'utilizzo della riserva di rivalutazione degli immobili e dei sovrapprezzi di emissione, per importi rispettivamente pari a circa 68 milioni di euro e 57 milioni di euro, mentre l'aumento a pagamento, per complessivi 150 milioni di euro inclusivi del relativo sovrapprezzo, ha comportato l'emissione di n. 85.928.286 azioni, aventi ciascuna valore nominale pari a 0,60 euro; si segnala inoltre che l'ulteriore riduzione di 25 milioni di euro delle riserve di rivalutazione degli immobili di pertinenza del Gruppo è interamente legata agli aumenti di capitale gratuiti operati dalle banche del Gruppo, che nel bilancio consolidato ha pertanto trovato contropartita nella riserva di consolidamento.

(**) le colonne indicate sono state inserite come da istruzioni impartite dalla Banca d'Italia ed includono la movimentazione delle componenti del patrimonio netto di pertinenza di terzi, di cui si fornisce dettaglio nella nota integrativa consolidata, Parte B, Sezione 16 del passivo.

Rendiconto finanziario consolidato

Metodo indiretto (importi in migliaia di euro)

A. ATTIVITA' OPERATIVA	*Importo* 31 dicembre 2006	31 dicembre 2006 pro-forma	31 dicembre 2005	31 dicembre 2005 pro-forma
1. Gestione	**889.877**	**916.472**	**498.094**	**469.768**
- risultato d'esercizio (+/-)	271.067	271.067	149.018	148.380
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al fair value (-/+)	(56.950)	(56.950)	(22.566)	(22.566)
- plus/minusvalenze su attività di copertura (-/+)	(3.410)	(3.410)	(3.284)	(3.284)
- rettifiche/riprese di valore nette per deterioramento (+/-)	84.342	84.342	77.201	79.730
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	41.329	41.329	54.599	50.774
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	32.216	32.216	17.257	17.377
- altri proventi/oneri assicurativi non incassati (-/+)	492.939	492.939	328.634	328.634
- imposte e tasse non liquidate (+)	125.651	125.651	99.573	99.573
- altri aggiustamenti (+/-)	(97.307)	(70.712)	(202.338)	(228.850)
2. Liquidità generata/assorbita dalle attività finanziarie	**(1.571.645)**	**(1.659.459)**	**(1.182.966)**	**(1.223.212)**
- attività finanziarie detenute per la negoziazione	105.391	105.391	143.329	123.908
- attività finanziarie valutate al *fair value*	77.879	77.879	(137.227)	(137.227)
- attività finanziarie disponibili per la vendita	(309.222)	(303.106)	(287.635)	(293.751)
- crediti verso banche	(146.054)	(138.175)	16.604	154.711
- crediti verso clientela	(1.561.108)	(1.441.076)	(970.974)	(1.094.697)
- altre attività	261.469	39.628	52.937	23.844
3. Liquidità generata/assorbita dalle passività finanziarie	**669.612**	**750.788**	**815.114**	**872.611**
- debiti verso banche	(57.337)	(67.063)	(109.189)	(99.761)
- debiti verso clientela	1.044.932	1.013.098	432.895	555.829
- titoli in circolazione	410.037	410.037	516.316	427.015
- passività finanziarie di negoziazione	15.155	15.155	(22.874)	(6.787)
- passività finanziarie valutate al *fair value*	(687.483)	(687.483)	12.989	12.989
- altre passività	(55.692)	67.044	(15.023)	(16.674)
Liquidità netta generata/assorbita dall'attività operativa	**(12.156)**	**7.801**	**130.242**	**119.167**
B. ATTIVITA' DI INVESTIMENTO				
1. Liquidità generata da	**3.447**	**3.447**	**23.696**	**23.696**
- vendite di attività materiali	3.447	3.447	23.696	23.696
2. Liquidità assorbita da	**(31.734)**	**(31.734)**	**(51.218)**	**(51.218)**
- acquisti di partecipazioni	(1.000)	(1.000)		
- acquisti di attività materiali	(18.802)	(18.802)	(14.398)	(14.398)
- acquisti di attività immateriali	(11.932)	(11.932)	(36.820)	(36.820)
Liquidità netta generata/assorbita dall'attività d'investimento	**(28.287)**	**(28.287)**	**(27.522)**	**(27.522)**
C. ATTIVITA' DI PROVVISTA				
- emissioni/acquisti di azioni proprie	146.300	146.300		
- distribuzione dividendi e altre finalità	(60.532)	(60.532)	(60.374)	(60.374)
Liquidità netta generata/assorbita dall'attività di provvista	**85.768**	**85.768**	**(60.374)**	**(60.374)**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**45.325**	**65.282**	**42.346**	**31.271**

LEGENDA
(+) generata
(-) assorbita

RICONCILIAZIONE

Voci di bilancio	*Importo* 31 dicembre 2006	31 dicembre 2006 pro-forma	31 dicembre 2005	31 dicembre 2005 pro-forma
Cassa e disponibilità liquide all'inizio dell'esercizio	**184.996**	**165.039**	**136.608**	**133.768**
Liquidità totale netta generata/assorbita nell'esercizio	**45.325**	**65.282**	**42.346**	**31.271**
Cassa e disponibilità liquide alla chiusura dell'esercizio	**230.321**	**230.321**	**178.954**	**165.039**

N.B.: i dati al 31 dicembre 2006 "pro-forma" ed al 31 dicembre 2005 "pro-forma" sono stati determinati mediante il raffronto dei saldi patrimoniali dell'esercizio con quelli dell'esercizio precedente a perimetro omogeneo.

Parte A – POLITICHE CONTABILI

A.1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio consolidato del Gruppo per l'esercizio 2006 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'*International Accounting Standard Board*, adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni dell'*International Financial Reporting Interpretations Commitee.*

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti di bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione*: ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione*: è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio precedente*: gli schemi ed i prospetti di bilancio riportano i valori dell'esercizio precedente eventualmente adattati, ove possibile, per assicurare la loro comparabilità.

Sezione 3 - Area e metodi di consolidamento

Principi e metodi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva ed alle società controllate in via congiunta sono regolate dai seguenti criteri:
Controllate in via esclusiva: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.
Controllate in via congiunta: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.
Nella Sezione 10 della Parte B - Attivo della presente nota integrativa è riportato l'elenco delle partecipazioni valutate secondo il metodo del patrimonio netto.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai principi IAS/IFRS e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo. Nell'area di consolidamento sono pertanto comprese le seguenti società:

Denominazioni imprese	Sede	Tipo di rapporto (1)	Rapporto di partecipazione	
			Impresa partecipante	*Quota %*
A. Imprese				
A.1 Consolidate integralmente				
1. Cassa di Risparmio di Firenze S.p.A.	Firenze	1		
2. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	1	A.1.1	60,000
3. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	1	A.1.1	73,570
4. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (RM)	1	A.1.1	51,000
5. Cassa di Risparmio della Spezia S.p.A.	La Spezia (SP)	1	A.1.1	68,090
6. Banca C.R. Firenze Romania S.A.	Bucarest (RO)	1	A.1.1	56,227
7. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	1	A.1.1	80,000
8. Ge.Fi.L S.p.A.	La Spezia (SP)	1	A.1.5	100,000
9. Infogroup S.p.A.	Firenze	1	A.1.1	94,000
			A.1.2	4,000
			A.1.3	1,000
			A.1.4	1,000
10. Immobiliare Nuova Sede S.r.l.	Firenze	1	A.1.1	100,000
11. City Life S.p.A.	Firenze	1	A.1.1	60,000
			A.1.9	40,000
12. Perseo Finance S.r.l.	Conegliano (TV)	1	A.1.1	60,000
13. Centrovita Assicurazioni S.p.A.	Firenze	1	A.1.1	43,000
			A.1.2	8,000
14. CR Firenze Mutui S.r.l.	Firenze	4	A.1.1	10,000

Legenda:

(1) Tipo di rapporto:
- 1 = maggioranza dei diritto di voto nell'assemblea ordinaria
- 2 = influenza dominante nell'assemblea ordinaria
- 3 = accordi con altri soci
- 4 = altre forme di controllo
- 5 = direzione unitaria ex art. 26, comma 1, del "decreto legislativo 87/92"
- 6 = direzione unitaria ex art. 26, comma 2, del "decreto legislativo 87/92"
- 7 = controllo congiunto

Si precisa che non vi sono limitazioni all'esercizio dei diritti di voto.

Sezione 4 - Eventi successivi alla data di riferimento del bilancio consolidato

Nella presente Sezione vengono riportati gli eventi successivi alla data di chiusura dell'esercizio che in base a quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia devono essere menzionati nella nota integrativa illustrandone, laddove possibile, la natura e gli effetti stimati sulla situazione patrimoniale, economica e finanziaria del Gruppo.

Nel secondo semestre dell'anno 2006 sono stati perfezionati i contratti di cessione a Riscossione S.p.A., da parte della Capogruppo del 100% di Cerit S.p.A. e da parte della Cassa di Risparmio della Spezia S.p.A. del 75% di SRT S.p.A., che rimandano la determinazione del prezzo di cessione di tali partecipazioni ai risultati di una procedura di revisione delle situazioni patrimoniali di cessione al 31 agosto 2006, da svolgersi ad inizio 2007; in base agli accordi, il prezzo sarà pari al netto patrimoniale di cessione ad esito della suddetta revisione e sarà corrisposto ai cedenti in azioni Riscossione S.p.A. rivenienti da un aumento di capitale della stessa, da eseguirsi entro il 28 febbraio 2007; tale termine è stato prorogato al 31 maggio 2007, anche per consentire a tutti i cedenti (una buona parte delle aziende del sistema bancario italiano) delle società ex concessionarie al soggetto pubblico di valutare la proposta di Riscossione S.p.A. di corrispondere in contropartita, anziché azioni Riscossione S.p.A., strumenti finanziari non partecipativi ai sensi dell'articolo 2346, comma 6, del Codice Civile. Il Gruppo riceverà inoltre, ad integrazione prezzo, la quota dell'utile 2006 di sua competenza, che sarà pagata da Riscossione S.p.A. in contanti dopo l'approvazione del bilancio 2006 di Cerit S.p.A. ed SRT S.pA. In seguito al sopramenzionato evento, è stata effettuata la *derecognition* delle partecipazioni nelle due società, rilevando in contropartita un credito verso la cessionaria Riscossione S.p.A., pari al prezzo di cessione come determinabile alla data di chiusura dell'esercizio.

Con provvedimento del 15 gennaio 2007 Soprarno SGR S.p.A., società costituita dalla Capogruppo nel mese di agosto 2006 in partnership paritetica (50%) con Banca Ifigest S.p.A., è stata autorizzata alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236; come previsto dagli accordi sottoscritti in fase di costituzione, nel mese di marzo 2007 entrambi i soci hanno ceduto, a scopo di fidelizzazione ed incentivazione, una quota pari al 2,5% a due gestori della società, riducendo le proprie rispettive interessenze al 47,5%.
In data 2 marzo 2007 Banca CR Firenze S.p.A. e la Fondazione Cassa di Risparmio della Spezia hanno sottoscritto un accordo in base al quale la banca si è impegnata ad acquistare dalla Fondazione, per un corrispettivo di 47,6 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,9065% del capitale sociale, non appena la Fondazione avrà ottenuto il nulla osta da parte del Ministero dell'Economia e quando si sarà perfezionato l'iter autorizzativo ed amministrativo che consentirà l'adozione di un nuovo Statuto Sociale per Cassa di Risparmio della Spezia S.p.A.. Nel nuovo Statuto Sociale saranno riflessi i principali accordi di governance alla base di un nuovo Patto Parasociale tra i due soci di Cassa di Risparmio della Spezia S.p.A. che entrerà in vigore, in sostituzione di quello vigente, alla data del predetto trasferimento azionario. Con l'acquisizione azionaria Banca CR Firenze S.p.A. diverrà titolare del 79,99977% del capitale sociale di Cassa di Risparmio della Spezia S.p.A.
Contestualmente al trasferimento delle azioni, che avverrà presumibilmente entro il primo semestre 2007, la Fondazione perderà il diritto di cedere a Banca CR Firenze S.p.A. le residue azioni Cassa di Risparmio della Spezia S.p.A. di cui rimarrà proprietaria (circa il 20,00023% del capitale) ovvero decadrà l'opzione put in favore della Fondazione descritta nella Relazione sulla Gestione del bilancio dell'impresa, nel paragrafo "Le opzioni put".
Nel mese di dicembre 2006 la Capogruppo ha sottoscritto con Cortal Consors S.A. un contratto per l'acquisto del ramo di azienda promotori finanziari Cortal, cui si fa riferimento nel paragrafo "Le operazioni infragruppo e con parti correlate"; alla data di redazione del presente bilancio tale contratto non ha peraltro ancora avuto esecuzione in quanto non si sono verificate tutte le condizioni sospensive in esso previste, con particolare riferimento all'ottenimento delle necessarie autorizzazioni e nulla osta da parte delle autorità competenti.
Il 15 gennaio 2007 è stata ceduta, per un corrispettivo pari a 0,4 milioni di euro, l'intera partecipazione in Raccorderie Metalliche S.p.A., acquisita dalla Capogruppo in seguito all'incorporazione di Cassa di Risparmio di Mirandola S.p.A. e rappresentata da n.133.000 azioni ordinarie (4,376%) la partecipazione è stata ceduta in base a preesistenti accordi di *way-out* per la dismissione graduale dell'interessenza, firmati da Cassa di Risparmio di Mirandola S.p.A. con gli azionisti di maggioranza.

Sezione 5 - Altri aspetti

5.1 Riclassifica dei saldi raffrontativi del bilancio consolidato al 31 dicembre 2006

In seguito all'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nei bilanci individuali predisposti dalle società del Gruppo, per i quali la data di transizione ai sopramenzionati principi contabili è stata il 31 dicembre 2006, ai fini della redazione del bilancio consolidato sono state adottate, rispetto ai criteri utilizzati nell'esercizio precedente, diverse modalità di rappresentazione di alcune voci; di conseguenza, per tenere conto di tali variazioni, si è reso necessario apportare alcune riclassificazioni ai valori consolidati degli schemi di stato patrimoniale e conto economico nonché di alcune tabelle della nota integrativa al 31 dicembre 2005, riportati a fini raffrontativi nel bilancio consolidato 2006, senza peraltro ritenere opportuno modificare anche i valori contenuti nei restanti schemi e tabelle di nota integrativa di tale bilancio riferiti all'esercizio precedente.

Le suddette riclassifiche, di seguito dettagliatamente esposte, non hanno prodotto alcun effetto sul patrimonio netto e sull'utile netto consolidati relativi all'esercizio precedente.

Stato patrimoniale consolidato
(importi in milioni di euro)

	Voci dell'attivo	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Cassa e disponibilità liquide	179	6	185	1
20.	Attività finanziarie detenute per la negoziazione	621	20	641	2
30.	Attività finanziarie valutate al *fair value*	1.563		1.563	
40.	Attività finanziarie disponibili per la vendita	2.995		2.995	
60.	Crediti verso banche	1.532	(6)	1.526	3
70.	Crediti verso clientela	13.147	1	13.148	4
80.	Derivati di copertura	51		51	
100.	Partecipazioni	435		435	
110.	Riserve tecniche a carico dei riassicuratori	1		1	
120.	Attività materiali	447	(8)	439	5
130.	Attività immateriali	311	2	313	5
	di cui:				
	- avviamento	*291*		*291*	
140.	Attività fiscali	243	10	253	6
	a) correnti	*141*	*13*	*154*	
	b) anticipate	*102*	*(3)*	*99*	
160.	Altre attività	637	(10)	627	7
	Totale dell'attivo	**22.162**	**15**	**22.177**	

	Voci del passivo e del patrimonio netto	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Debiti verso banche	873		873	
20.	Debiti verso clientela	10.254	91	10.345	1
30.	Titoli in circolazione	5.248	(89)	5.159	2
40.	Passività finanziarie di negoziazione	20	16	36	3
50.	Passività finanziarie valutate al *fair value*	1.786		1.786	
60.	Derivati di copertura	17		17	
80.	Passività fiscali	184	(1)	183	4
	a) correnti	*125*	*1*	*126*	
	b) differite	*59*	*(2)*	*57*	
100.	Altre passività	982	(1)	981	5
110.	Trattamento di fine rapporto del personale	193		193	
120.	Fondi per rischi e oneri:	256	(1)	255	6
	a) quiescenza e obblighi simili	*198*		*198*	
	b) altri fondi	*58*	*(1)*	*57*	
130.	Riserve tecniche	929		929	
140.	Riserve da valutazione	130	18	148	7
170.	Riserve	340	(18)	322	7
180.	Sovrapprezzi di emissione	58		58	
190.	Capitale	648		648	
210.	Patrimonio di pertinenza di terzi (+/-)	95		95	
220.	Utile (Perdita) d'esercizio (+/-)	149		149	
	Totale del passivo e del patrimonio netto	**22.162**	**15**	**22.177**	

Conto economico consolidato
(importi in milioni di euro)

	Voci	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Interessi attivi e proventi assimilati	746	4	750	1
20.	Interessi passivi e oneri assimilati	(247)		(247)	
30.	**Margine di interesse**	**499**	**4**	**503**	
40.	Commissioni attive	317		317	
50.	Commissioni passive	(52)		(52)	
60.	**Commissioni nette**	**265**		**265**	
70.	Dividendi e proventi simili	10		10	
80.	Risultato netto dell'attività di negoziazione	31	5	36	2
90.	Risultato netto dell'attività di copertura	3		3	
100.	Utili (perdite) da cessione o riacquisto di:	12	2	14	3
	b) attività finanziarie disponibili per la vendita	*10*	*2*	*12*	
	d) passività finanziarie	*2*		*2*	
120.	**Margine di intermediazione**	**820**	**11**	**832**	
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(56)	(1)	(57)	
	a) crediti	*(53)*		*(53)*	
	b) attività finanziarie disponibili per la vendita	*(2)*		*(2)*	
	d) altre operazioni finanziarie	*(1)*	*(1)*	*(2)*	4
140.	**Risultato netto della gestione finanziaria**	**764**	**11**	**775**	
110.+ 150.+160.	Risultato netto della gestione assicurativa	5		5	
170.	**Risultato netto della gestione finanziaria e assicurativa**	**769**	**11**	**780**	
180.	Spese amministrative:	(616)	(17)	(633)	
	a) spese per il personale	*(389)*	*(15)*	*(404)*	5
	b) altre spese amministrative	*(227)*	*(2)*	*(229)*	6
190.	Accantonamenti netti ai fondi per rischi e oneri	(17)		(17)	
200.	Rettifiche/Riprese di valore nette su attività materiali	(31)	5	(26)	7
210.	Rettifiche/Riprese di valore nette su attività immateriali	(24)	(1)	(25)	7
220.	Altri oneri/proventi di gestione	124	1	125	8
230.	**Costi operativi**	**(564)**	**(12)**	**(576)**	
240.	Utili (Perdite) delle partecipazioni	61		61	
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1		1	
270.	Utili (Perdite) da cessione di investimenti	3	1	4	9
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**270**		**270**	
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(95)		(95)	
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**175**		**175**	
320.	**Utile (Perdita) d'esercizio**	**175**		**175**	
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(26)		(26)	
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**149**		**149**	

NOTE DI COMMENTO ALLE VARIAZIONI

Attivo

1. La variazione è interamente dovuta alla riclassifica delle forme tecniche "Vaglia ed assegni circolari" dalla voce Crediti verso banche.
2. La variazione è principalmente legata alla rilevazione a "saldi aperti" dei derivati di negoziazione per circa 17 milioni di euro, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre la riclassifica delle rivalutazioni sulle operazioni fuori bilancio, pari a circa 2,5 milioni di euro, dalla voce Altre attività.
3. La variazione deriva dalla riclassifica delle forme tecniche "Vaglia ed assegni circolari" alla voce Cassa e disponibilità liquide.
4. La variazione è interamente connessa alla riclassifica delle forme tecniche "Assegni di c/c insoluti ed al protesto tratti sull'azienda" dalla voce Altre attività;
5. La variazione è interamente dovuta alla riclassifica delle spese per migliorie su beni di terzi, pari a circa 6 milioni di euro, alla voce Altre attività.
6. L'incremento è prevalentemente legato alla riclassifica dalla voce Altre attività, effettuata da una società del Gruppo, del credito d'imposta verso l'erario.
7. Il decremento è rappresentato dalla contropartita della maggior parte delle variazioni sopra esposte.

Passivo

1. La variazione è dovuta prevalentemente alla riclassifica delle forme tecniche relative agli "assegni circolari" dalla voce Titoli in circolazione.
2. La variazione è principalmente legata alla riclassifica delle forme tecniche relative agli "assegni circolari" alla voce Debiti verso clientela.
3. La variazione deriva sostanzialmente dalla rilevazione a "saldi aperti" dei derivati di negoziazione per circa 17 milioni di euro, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre le riclassifiche relative alle svalutazioni delle operazioni fuori bilancio, pari a circa 1 milione di euro, dalla voce Altre passività, nonché alla riconduzione dei ratei passivi su pronti contro termine alla voce Debiti verso clientela per circa 2 milioni di euro.
4. Il decremento netto è principalmente legato alle riclassifiche effettuate da una banca del Gruppo di parte delle "passività fiscali differite" dalle "attività fiscali anticipate".
5. La variazione è legata prevalentemente alla riclassifica delle svalutazioni delle operazioni fuori bilancio, pari a circa 1 milione di euro, alla voce Passività finanziarie di negoziazione.
6. La variazione è dovuta alle variazioni effettuate da alcune banche del Gruppo dei saldi relativi al fondo imposte, per circa 1 milione di euro, riclassificati tra le "passività fiscali correnti", oltre che all'ammontare dei fondi per rischi ed oneri su garanzie ed impegni, pari a circa 1 milione di euro, riclassificato alla voce Altre passività.
7. La variazione deriva interamente dalla riclassifica delle riserve FTA sugli immobili, utilizzate per l'aumento di capitale gratuito, dalla voce Riserve alla voce Riserve da valutazione.

Conto economico

1. L'incremento deriva sostanzialmente dalla riconduzione a voce propria degli interessi di pertinenza del Fondo Integrativo Pensione ("FIP") di alcune banche del Gruppo, per un importo pari a circa 4 milioni di euro, nonché di circa 1 milione di euro alla voce risultato netto dell'attività di negoziazione, al netto di circa 2 milioni di euro riclassificati dalla voce Interessi attivi alla voce Utili (perdite) da cessione o riacquisto di attività finanziarie disponibili per la vendita.
2. L'incremento deriva prevalentemente dalla riconduzione a voce propria dei profitti netti su operazioni finanziarie di pertinenza del FIP di alcune banche del Gruppo, per un importo pari a circa 6 milioni di euro, al netto di oneri per circa 1 milione di euro ricondotti dalla voce Interessi attivi.
3. La variazione deriva interamente dalla riclassifica di circa 2 milioni di euro dalla voce Interessi attivi alla voce Utili (perdite) da cessione o riacquisto di attività finanziarie disponibili per la vendita.
4. La variazione è prevalentemente legata alla riclassifica degli accantonamenti ai fondi rischi su garanzie ed impegni dalla voce Accantonamenti netti ai fondi per rischi e oneri.
5. L'incremento deriva principalmente dalla riconduzione a voce propria degli oneri di pertinenza del FIP di alcune banche del Gruppo, per un importo pari a circa 11 milioni di euro; la variazione accoglie inoltre la riclassifica delle consulenze professionali da parte delle società strumentali, pari a circa 4 milioni di euro, dalla voce Altri oneri/proventi di gestione.
6. L'incremento è prevalentemente relativo alla riclassifica effettuata, dalle società strumentali, degli oneri per imposte indirette, pari a circa 6 milioni di euro, dalla voce Altri oneri/proventi di gestione; la variazione accoglie inoltre lo storno delle rettifiche IAS/IFRS originariamente effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, pari a circa 2 milioni di euro, oltre a maggiori elisioni per circa 6 milioni di euro relative ad oneri infragruppo verso le società strumentali.
7. La variazione è dovuta interamente alla riclassifica degli ammortamenti delle "spese per migliorie su beni di terzi", pari a circa 3 milioni di euro, alla voce Altri oneri/proventi di gestione.
8. L'incremento è rappresentato sostanzialmente dalla riclassifica, effettuata dalle società strumentali di oneri, complessivamente pari a circa 11 milioni di euro, alle voci Altre spese amministrative e Spese per il personale, al netto delle riclassifiche di plusvalenze, pari a circa 2 milioni di euro, derivanti dalla cessione di alcuni sportelli da parte di una banca del Gruppo alla voce "Utili (perdite) da cessione di investimenti", degli ammortamenti delle migliorie su beni di terzi, pari a circa 3 milioni di euro, dalle voci 200 e 210 (rettifiche/riprese di valore nette su attività materiali e immateriali), della contropartita dello storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, pari a circa 2 milioni di euro, nonché delle maggiori elisioni per circa 6 milioni di euro relative a ricavi infragruppo delle società strumentali.
9. L'incremento deriva interamente dalla riclassifica delle plusvalenze indicate nella precedente nota.

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. *Attività finanziarie detenute per la negoziazione*

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.
Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. *Attività finanziarie disponibili per la vendita*

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione

Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.
I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.

Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value.*
Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. *Attività finanziarie detenute sino alla scadenza*

(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione
Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. Crediti

(a) Criteri di iscrizione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.
Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:
1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:
a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:
1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione
I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. *Attività finanziarie valutate al fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto 18 "Attività e passività assicurative".

6. *Operazioni di copertura*

(a) Criteri di iscrizione
Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato e/o rischi di tasso ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.
Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione
Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione
Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. *Partecipazioni*

(a) Criteri di iscrizione
Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.

(b) Criteri di classificazione
Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza rilevante; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) Criteri di valutazione
Le partecipazioni vengono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di cancellazione

Le attività finanziarie vengono cancellate dallo stato patrimoniale al venir meno dei diritti finanziari sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali

Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni".

8. Attività materiali

(a) Criteri di iscrizione

Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione

Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione

Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti.
Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di cancellazione

Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali

Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. Attività immateriali

(a) Criteri di iscrizione

Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.

(b) Criteri di classificazione

Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti e gruppi di attività in via di dismissione

(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto che sono posseduti in attesa di essere alienati e le singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività.
Il saldo, positivo o negativo, dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nel conto economico.

11. Fiscalità corrente e differita

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività e le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle e il Gruppo intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) Criteri di classificazione
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) Criteri di rilevazione delle componenti reddituali

Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

12. *Fondi per rischi e oneri*

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione

a) Fondi di quiescenza

I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

b) Altri fondi per rischi ed oneri

Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali

Gli accantonamenti a fronte dei fondi in esame e gli eventuali esuberi di tali fondi vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri"; i movimenti relativi al trattamento previdenziale integrativo interno del personale vengono peraltro iscritti nella voce "spese per il personale".

13. *Debiti e titoli in circolazione*

(a) Criteri di iscrizione

La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.
Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico.
Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo.
Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.
Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) Criteri di classificazione

I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.

Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti a passività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto 18 "Attività e passività assicurative".

16. Passività associate ad attività in via di dismissione

Sono applicati i medesimi criteri previsti per le attività non correnti e gruppi di attività in via di dismissione.

17. Operazioni in valuta

(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:
1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

18. *Attività e passività assicurative*

Attività finanziarie valutate al *fair value*

(a) Criteri di iscrizione

(d) Criteri di cancellazione

L'iscrizione iniziale delle attività finanziarie valutate al *fair value* avviene alla data di regolamento per i titoli di debito e di capitale; all'atto della rilevazione iniziale le attività finanziarie vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio valutato al *fair value* al momento dell'acquisto e non possono essere successivamente trasferiti in altri portafogli; i titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli.

Le movimentazioni in entrata e in uscita dei titoli valutati al *fair value* sono governate dal criterio della "data di regolamento" e gli interessi sui titoli vengono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computate attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo FIFO; poiché la valutazione al *fair value* avviene con cadenza settimanale, coerentemente con quanto previsto per la valorizzazione delle polizze collegate, si ritiene che non si determinino differenze significative rispetto al costo medio ponderato continuo.

(b) Criteri di classificazione

Le attività finanziarie valutate al *fair value* accolgono i titoli relativi ai contratti di assicurazione o di investimento (ai sensi dell'IFRS 4) per i quali il rischio di investimento è sopportato dagli assicurati, in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le attività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette attività, attualmente costituite esclusivamente da quote di OICR e da obbligazioni strutturate *index linked*; in tale categoria sono state inserite anche obbligazioni strutturate *callable* e *index* che costituiscono investimenti a copertura di riserve tecniche e quindi di impegni relativi a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4.

(c) Criteri di valutazione

Per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati; per gli strumenti finanziari strutturati quotati in mercati regolamentati ma non efficienti, costituiti dalle obbligazioni strutturate *index linked*, si ritiene comunque che il prezzo rilevato rappresenti il *fair value* nonostante la particolarità del mercato di quotazione, in quanto periodicamente vengono effettuate operazioni di vendita dei suddetti titoli, secondo tali prezzi, che in ogni caso vengono periodicamente verificati attraverso modelli di calcolo adeguati per valutare l'eventuale scostamento del valore teorico degli attivi.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi attivi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono registrate nella voce "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni relative ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4, quali i caricamenti espliciti gravanti sul contratto e, per i contratti che prevedono l'investimento in un fondo interno, le commissioni di gestione e voci assimilabili, vengono rilevate nella voce "commissioni attive".

Passività finanziarie valutate al *fair value*

(a) Criteri di iscrizione

(c) Criteri di valutazione

(d) Criteri di cancellazione

(b) Criteri di classificazione

Le passività finanziarie valutate al *fair value* accolgono gli impegni (riserve tecniche) relativi ai contratti di investimento, che ai sensi dell'IFRS 4 non rientrano nell'ambito di applicazione di tale principio, per i quali il rischio di investimento è sopportato dagli assicurati (e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari), corrispondenti ai titoli classificati nell'ambito delle "attività finanziarie valutate al *fair value*", in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le passività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette passività.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi passivi e le plusvalenze e minusvalenze da valutazione dei titoli vengono iscritte, rispettivamente, nelle voci "interessi passivi e oneri assimilati" e "risultato netto delle attività e passività finanziarie valutate al *fair value*"; le commissioni passive, che comprendono provvigioni di acquisto e di incasso e voci assimilabili

relative sia ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4 che ai contratti di assicurazione e degli strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4, vengono rilevati nella voce "commissioni passive".

19. Altre informazioni

Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.
Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Riserve Tecniche
Le riserve tecniche relative a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 sono rilevate tra le "riserve tecniche" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "riserve tecniche a carico dei riassicuratori"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con quanto previsto dal Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS; in particolare, sono ivi comprese anche le eventuali riserve appostate a seguito della verifica di congruità delle passività ("Liability Adeguacy Test"), le passività differite verso gli assicurati derivanti dall'applicazione dello *"shadow accounting"* e la riserva per somme da pagare.
Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "premi netti" e "saldo altri proventi/oneri della gestione assicurativa" che risultano composte, rispettivamente, dalla somma algebrica della variazione netta delle riserve tecniche, dai sinistri di competenza pagati nell'esercizio e dai proventi e oneri della gestione assicurativa. I contratti non assicurativi o senza partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 che danno luogo alla rilevazione di attività e passività finanziarie vengono classificati come contratti di investimento e come tali valutati sulla base dello IAS 39 applicando un criterio di contabilizzazione analogo a quello dei depositi (*deposit accounting*); i premi ricevuti non rappresentano ricavi imputati in conto economico ma vengono rilevati come passività nello stato patrimoniale e le somme pagate non costituiscono costi portati a conto economico ma vengono rilevate a riduzione della relativa passività.

Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "rettifiche/riprese di valore nette per deterioramento di crediti"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce "altre passività".

Opzioni put
Gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra le "Altre passività" per un importo pari al valore attuale dei relativi prezzi d'esercizio.

Pagamenti basati su azioni
I piani di *stock options* deliberati dal Consiglio di Amministrazione della Capogruppo vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi

I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:

- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.

Le commissioni attive e passive relative ai contratti di investimento non rientranti nell'ambito applicativo dell'IFRS 4 ed ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

PARTE B - INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

Attivo

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
a) Cassa	226	226	170	32,9%
b) Depositi liberi presso Banche Centrali	4	4	15	-73,3%
Totale	**230**	**230**	**185**	**24,3%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

Voci/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006	31 dicembre 2005	variazioni %
	Quotati	Non quotati	Quotati	Non quotati			
A. Attività per cassa							
1. Titoli di debito	360	37			397	482	-17,6%
1.1 Titoli strutturati							
1.2 Altri titoli di debito	360	37			397	482	-17,6%
2. Titoli di capitale	2				2	8	-75,0%
3. Quote di O.I.C.R.	7	4	85		96	107	-10,3%
4. Finanziamenti							
4.1 Pronti contro termine attivi							
4.2 Altri							
5. Attività deteriorate							
6. Attività cedute non cancellate							
Totale A	**369**	**41**	**85**		**495**	**597**	**-17,1%**
B. Strumenti derivati							
1. Derivati finanziari		51			51	44	15,9%
1.1 di negoziazione		33			33	42	-21,4%
1.2 connessi con la fair value option							
1.3 altri		18			18	2	800,0%
2. Derivati creditizi							
2.1 di negoziazione							
2.2 connessi con la fair value option							
2.3 altri							
Totale B		**51**			**51**	**44**	**15,9%**
Totale (A+B)	**369**	**92**	**85**		**546**	**641**	**-14,8%**

I derivati finanziari "altri" sono rappresentati da contratti stipulati a fronte di emissioni per le quali si è proceduto allo scorporo della componente derivativa implicita accolta nel contratto ospite.

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività per cassa					
1. Titoli di debito	**397**		**397**	**482**	**-17,6%**
a) Governi e Banche Centrali	34		34	101	-66,3%
b) Altri enti pubblici				10	-100,0%
c) Banche	292		292	270	8,1%
d) Altri emittenti	71		71	101	-29,7%
2. Titoli di capitale	**2**		**2**	**8**	**-75,0%**
a) Banche					
b) Altri emittenti:	2		2	8	-75,0%
- imprese di assicurazione	1		1	2	-50,0%
- società finanziarie					
- imprese non finanziarie	1		1	6	-83,3%
- altri					
3. Quote di O.I.C.R.	**11**	**85**	**96**	**107**	**-10,3%**
4. Finanziamenti					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
5. Attività deteriorate					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
6. Attività cedute non cancellate					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri emittenti					
Totale A	**410**	**85**	**495**	**597**	**-17,1%**
B. Strumenti derivati	**51**		**51**	**44**	**15,9%**
a) Banche	27		27	31	-12,9%
b) Clientela	24		24	13	84,6%
Totale B	**51**		**51**	**44**	**15,9%**
Totale (A+B)	**461**	**85**	**546**	**641**	**-14,8%**

Nello schema gli strumenti derivati vengono chiusi sul mercato principalmente con le seguenti controparti istituzionali: Calyon, Banca IMI, Barclays, Goldman Sachs e Société Générale.

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati di negoziazione

2.3.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	**28**	**1**	**18**		**4**	**51**	**44**	**15,9%**
• con scambio di capitale		1				1	3	-66,7%
- opzioni acquistate								
- altri derivati		1				1	3	-66,7%
• senza scambio di capitale	28		18		4	50	41	22,0%
- opzioni acquistate			18			18	11	63,6%
- altri derivati	28				4	32	30	6,7%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**28**	**1**	**18**		**4**	**51**	**44**	**15,9%**
Totale (A+B)	**28**	**1**	**18**		**4**	**51**	**44**	**15,9%**

Nello schema i derivati non quotati sono prevalentemente costituiti da "altri derivati" relativi ai contratti pareggiati nei confronti della clientela, nonché da "opzioni acquistate" rappresentate da contratti stipulati a fronte di emissioni per le quali si è proceduto allo scorporo della componente derivativa implicita accolta nel contratto ospite.

2.4 Attività finanziarie per cassa detenute per la negoziazione (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

2.4.1 Di pertinenza del gruppo bancario

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	**Totale**
A. Esistenze iniziali	**482**	**8**	**13**		**503**
B. Aumenti	**19.533**	**774**	**1.122**		**21.429**
B1. Acquisti	19.512	773	1.121		21.406
B2. Variazioni positive di fair value			1		1
B3. Altre variazioni	21	1			22
C. Diminuzioni	**19.618**	**780**	**1.124**		**21.522**
C1. Vendite	19.589	779	1.124		21.492
C2. Rimborsi	16				16
C3. Variazioni negative di fair value					
C4. Altre variazioni	13	1			14
D. Rimanenze finali	**397**	**2**	**11**		**410**

Il portafoglio degli strumenti di debito detenuti per la negoziazione registra, rispetto alle esistenze iniziali, un decremento riconducibile alle cessioni operate sul portafoglio del Fondo Integrativo di Previdenza.

2.4.2 Di pertinenza delle imprese di assicurazione

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	**Totale**
A. Esistenze iniziali			**94**		**94**
B. Aumenti			**74**		**74**
B1. Acquisti			64		64
B2. Variazioni positive di fair value			10		10
B3. Altre variazioni					
C. Diminuzioni			**83**		**83**
C1. Vendite			82		82
C2. Rimborsi					
C3. Variazioni negative di fair value			1		
C4. Altre variazioni					
D. Rimanenze finali			**85**		**85**

Il portafoglio degli strumenti finanziari detenuti per la negoziazione registra, rispetto alle rimanenze iniziali, un decremento netto delle attività finanziarie da ascriversi alle quote di O.I.C.R. per 9 milioni di euro.

Sezione 3 - Attività finanziarie valutate al fair value - Voce 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

Voci/Valori	Imprese di assicurazione		31 dicembre 2006	31 dicembre 2005	variazioni %
	Quotati	Non quotati			
1. Titoli di debito		419	419	424	-1,2%
1.1 Titoli strutturati		419	419	424	-1,2%
1.2 Altri titoli di debito					
2. Titoli di capitale					
3. Quote di O.I.C.R.		1.112	1.112	1.139	-2,4%
4. Finanziamenti					
4.1 Strutturati					
4.2 Altri					
5. Attività deteriorate					
6. Attività cedute non cancellate					
Totale		1.531	1.531	1.563	-2,0%
Costo		1.531	1.531	1.563	-2,0%

Il portafoglio degli strumenti finanziari valutati al *fair value* è costituito da titoli di debito non quotati e da quote di O.I.C.R. non quotate, da ascriversi completamente a Centrovita Assicurazioni S.p.A.

3.2 Attività finanziarie valutate al fair value: composizione per debitori/emittenti

Voci/Valori	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito	**419**	**419**	**424**	**-1,2%**
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche	419	419	424	-1,2%
d) Altri emittenti				
2. Titoli di capitale				
a) Banche				
b) Altri emittenti:				
- imprese di assicurazione				
- società finanziarie				
- imprese non finanziarie				
- altri				
3. Quote di O.I.C.R.	**1.112**	**1.112**	1.139	**-2,4%**
4. Finanziamenti				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
5. Attività deteriorate				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
6. Attività cedute non cancellate				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
Totale	**1.531**	**1.531**	**1.563**	**-2,0%**

Il portafoglio degli strumenti finanziari valutati al *fair value* è composto in prevalenza da quote di O.I.C.R. e residualmente da titoli di debito.

3.3 Attività finanziarie valutate al fair value (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

3.3.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**424**		**1.139**		**1.563**
B. Aumenti	**290**		**108**		**398**
B1. Acquisti	193		105		298
B2. Variazioni positive di fair value	11		3		14
B3. Altre variazioni	86				86
C. Diminuzioni	**295**		**135**		**430**
C1. Vendite					
C2. Rimborsi	283		83		366
C3. Variazioni negative di fair value	12		52		64
C4. Altre variazioni					
D. Rimanenze finali	**419**		**1.112**		**1.531**

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Titoli di debito	**646**	**100**	**904**		**1.550**	**100**	**1.319**	**142**	**17,5%**	**-29,6%**
1.1 Titoli strutturati										
1.2 Altri titoli di debito	646	100	904		1.550	100	1.319	142	17,5%	-29,6%
2. Titoli di capitale	**4**	**194**			**4**	**194**	**157**	**178**	**-97,5%**	**9,0%**
2.1 Valutati al fair value	4	95			4	95	10	16	-60,0%	493,8%
2.2 Valutati al costo		99				99	147	162	-100,0%	-38,9%
3. Quote di O.I.C.R.	**32**	**80**	**2**		**34**	**80**	**25**	**82**	**36,0%**	**-2,4%**
4. Finanziamenti										
5. Attività deteriorate							**2**		**-100,0%**	
6. Attività cedute non cancellate	**1.097**	**244**			**1.097**	**244**	**930**	**160**	**18,0%**	**52,5%**
Totale	**1.779**	**618**	**906**		**2.685**	**618**	**2.433**	**562**	**10,4%**	**10,0%**

Il portafoglio degli strumenti finanziari disponibili per la vendita è prevalentemente costituito da titoli di debito; i titoli di capitale sono relativi, per la quasi totalità, a partecipazioni minoritarie ritenute non strategiche, di cui le principali non quotate sono Cassa dei Risparmi di Forlì e della Romagna S.p.A, SI Holding S.p.A. ed Immobiliare Novoli S.p.A., mentre tra le quotate figura Engineering S.p.A. Per quanto riguarda la partecipazione in Immobiliare Novoli S.p.A., nella quale la Capogruppo detiene un interessenza del 25%, si precisa che la classificazione tra le "Attività finanziarie disponibili per la vendita" deriva dalla natura essenzialmente finanziaria dell'investimento operato sul capitale della società, nei confronti della quale infatti non viene esercitata alcuna influenza notevole così come definita dallo IAS 28.

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito	**746**	**904**	**1.650**	**1.461**	**12,9%**
a) Governi e Banche Centrali	295	904	1.199	1.004	19,4%
b) Altri enti pubblici	6		6	5	20,0%
c) Banche	343		343	202	69,8%
d) Altri emittenti	102		102	250	-59,2%
2. Titoli di capitale	**198**		**198**	**335**	**-40,9%**
a) Banche	144		144	275	-47,6%
b) Altri emittenti:				60	-100,0%
- imprese di assicurazione				14	-100,0%
- società finanziarie	17		17	12	41,7%
- imprese non finanziarie	37		37	34	8,8%
- altri					
3. Quote di O.I.C.R.	**112**	**2**	**114**	**107**	**6,5%**
4. Finanziamenti					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
5. Attività deteriorate				**2**	**-100,0%**
a) Governi e Banche Centrali				2	-100,0%
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
6. Attività cedute non cancellate	**1.341**		**1.341**	**1.090**	**23,0%**
a) Governi e Banche Centrali	945		945	586	61,3%
b) Altri enti pubblici					
c) Banche	366		366	480	-23,8%
d) Altri soggetti	30		30	24	25,0%
Totale	**2.397**	**906**	**3.303**	**2.995**	**10,3%**

4.3 Attività finanziarie disponibili per la vendita: attività coperte
4.4 Attività finanziarie disponibili per la vendita: attività oggetto di copertura specifica

Non sono presenti attività finanziarie disponibili per la vendita oggetto di copertura.

4.5 Attività finanziarie disponibili per la vendita (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

4.5.1 Di pertinenza del gruppo bancario

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	31 dicembre 2006
A. Esistenze iniziali	**1.700**	**325**	**105**		**2.130**
B. Aumenti	**1.984**	**67**	**42**		**2.093**
B1. Acquisti	1.959	20	30		2.009
B2. Variazioni positive di FV	6	11	4		21
B3. Riprese di valore					
- imputate al conto economico					
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	19	36	8		63
C. Diminuzioni	**1.597**	**194**	**35**		**1.826**
C1. Vendite	716	188	33		937
C2. Rimborsi	868	3			871
C3. Variazioni negative di FV	6	2	2		10
C4. Svalutazioni da deterioramento		1			1
- imputate al conto economico		*1*			*1*
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni	7				7
D. Rimanenze finali	**2.087**	**198**	**112**		**2.397**

La voce B.5 "Altre variazioni - Titoli di capitale" riporta le plusvalenze di pertinenza dell'esercizio realizzate con le cessioni effettuate dalla Capogruppo delle partecipazioni di minoranza in Sanpaolo IMI S.p.A., Parmalat S.p.A. e Fondiaria-SAI S.p.A., per importi rispettivamente pari a 33 milioni di euro, 1,5 milioni di euro e 1,7 milioni di euro.
La voce C.1 "Vendite - Titoli di Capitale" si riferisce alle cessioni sopra menzionate per importi rispettivamente pari a 160 milioni di euro, 6 milioni di euro e 14 milioni di euro.

4.5.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	31 dicembre 2006
A. Esistenze iniziali	**851**	**10**	**2**		**863**
B. Aumenti	**105**				**105**
B1. Acquisti	66				66
B2. Variazioni positive di FV					
B3. Riprese di valore	33				33
- imputate al conto economico					
- imputate al patrimonio netto	33				33
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	6				6
C. Diminuzioni	**52**	**10**			**62**
C1. Vendite	14	10			24
C2. Rimborsi	38				38
C3. Variazioni negative di FV					
C4. Svalutazioni da deterioramento					
- imputate al conto economico					
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni					
D. Rimanenze finali	**904**		**2**		**906**

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

6.1.1 Di pertinenza del gruppo bancario

Tipologia operazioni / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali	**98**	**84**	**16,7%**
1. Depositi vincolati	28		100,0%
2. Riserva obbligatoria	70	84	-16,7%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**1.541**	**1.388**	**11,0%**
1. Conti correnti e depositi liberi	309	144	114,6%
2. Depositi vincolati	1.168	1.234	-5,3%
3. Altri finanziamenti	64	10	540,0%
3.1 Pronti contro termine attivi	12		100,0%
3.2 Locazione finanziaria			
3.3 Altri	52	10	420,0%
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**1.639**	**1.472**	**11,3%**
Totale (fair value)	**1.639**	**1.472**	**11,3%**

L'incremento nella voce B.1. è dovuto principalmente all'impiego nei confronti di Centro Leasing Banca S.p.A., trasformata in banca nel corso del 2006; nel bilancio 2005 il relativo saldo, di importo pari a circa 200 milioni di euro, trovava pertanto collocazione nella voce "Crediti verso clientela".
Si segnala che per "depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, solitamente inferiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo. Al 31 dicembre 2006 tali depositi sono relativi a crediti vantati nei confronti di Findomestic Banca S.p.A. per un importo pari a circa 724 milioni di euro.

6.1.2 Di pertinenza delle imprese di assicurazione

Tipologia operazioni / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali			
1. Depositi vincolati			
2. Riserva obbligatoria			
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**33**	**54**	**-38,9%**
1. Conti correnti e depositi liberi	33	54	-38,9%
2. Depositi vincolati			
3. Altri finanziamenti			
3.1 Pronti contro termine attivi			
3.2 Locazione finanziaria			
3.3 Altri			
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**33**	**54**	**-38,9%**
Totale (fair value)	**33**	**54**	**-38,9%**

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

7.1.1 Di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti	2.284	2.234	2,2%
2. Pronti contro termine attivi			
3. Mutui	7.345	6.039	21,6%
4. Carte di credito, prestiti personali e cessioni del quinto	211	210	0,5%
5. Locazione finanziaria			
6. Factoring			
7. Altre operazioni	4.412	4.230	4,3%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	376	435	-13,6%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	**14.628**	**13.148**	**11,3%**
Totale (fair value)	**15.170**	**13.717**	**10,6%**

La natura delle "Altre operazioni" è riconducibile quasi interamente a finanziamenti a clientela per anticipi (su effetti salvo buon fine, esportazioni ed importazioni) ed a sovvenzioni non regolate in conto corrente, distinte nelle due categorie "con rimborso a scadenza fissa" e "con rimborso a scadenza rateale".
Al 31 dicembre 2006 il portafoglio degli impieghi a clientela è costituito da crediti *in bonis* per 14.251 milioni di euro e da attività deteriorate per 377 milioni di euro.

7.2 Crediti verso clientela: composizione per debitori/emittenti

7.2.1 di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito:			
a) Governi			
b) Altri enti pubblici			
c) Altri emittenti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
2. Finanziamenti verso:	**14.251**	**12.729**	**12,0%**
a) Governi	64	17	276,5%
b) Altri enti pubblici	347	149	132,9%
c) Altri soggetti			
- imprese non finanziarie	9.347	2.556	265,7%
- imprese finanziarie	662	249	165,9%
- assicurazioni			
- altri	3.831	9.758	-60,7%
3. Attività deteriorate:	**377**	**419**	**-10,0%**
a) Governi			
b) Altri enti pubblici			
c) Altri soggetti			
- imprese non finanziarie	287	236	21,6%
- imprese finanziarie	3	2	50,0%
- assicurazioni			
- altri	87	181	-51,9%
4. Attività cedute e non cancellate:			
a) Governi			
b) Altri enti pubblici			
c) Altri soggetti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
Totale	**14.628**	**13.148**	**11,3%**

Sezione 8- Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

8.1.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati	7					7	51	-86,3%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	7					7	51	-86,3%
Totale A + B	7					7	51	-86,3%

La rilevante diminuzione dei derivati di copertura è dovuta principalmente all'andamento dei tassi *swap*, notevolmente incrementati nel corso del 2006; tale incremento si sostanzia in un impatto negativo su *fair value* dei derivati, in quanto le operazioni di copertura stipulate prevedono il pagamento del tasso variabile sulla "gamba pay" e l'incasso di un tasso fisso sulla "gamba receive".

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura (valore di bilancio)

8.2.1 di pertinenza del gruppo bancario

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						X		X
2. Crediti				X		X		X
3. Attività finanziarie detenute sino alla scadenza	X			X		X		X
4. Portafoglio	X	X	X	X	X		X	
Totale attività								
1. Passività finanziarie	7			X		X		X
2. Portafoglio	X	X	X	X	X		X	
Totale passività	7							

Lo schema di cui sopra riporta il valore positivo dei contratti di copertura di *fair value* di passività lineari e strutturate, così come richiesto dallo IAS 39 in materia di *hedge accounting*.

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate in modo congiunto (valutate al patrimonio netto) e in società sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Tipo di rapporto 1)	Rapporto di partecipazione		Disponibilità voti %
			Impresa partecipante	Quota %	
A. Imprese sottoposte a controllo congiunto					
1. Findomestic Gruppo	Firenze	7)	Banca CR Firenze S.p.A.	47,17	50,00
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	2,83	
2. Soprarno SGR S.p.A.	Firenze	7)	Banca CR Firenze S.p.A.	50,00	50,00
B. Imprese sottoposte a influenza notevole					
1. Centro Leasing Banca S.p.A.	Firenze	8)	Banca CR Firenze S.p.A.	33,92	43,53
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	7,08	
			Cassa di Risparmio della Spezia S.p.A.	0,79	
			Cassa di Risparmio di Orvieto S.p.A.	1,18	
			Cassa di Risparmio di Civitavecchia S.p.A.	0,56	
2. Centro Factoring S.p.A.	Firenze	8)	Banca CR Firenze S.p.A.	41,77	47,69
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	5,73	
			Cassa di Risparmio della Spezia S.p.A.	0,16	
			Cassa di Risparmio di Orvieto S.p.A.	0,03	
3. SRT S.p.A.	La Spezia	8)	Cassa di Risparmio della Spezia S.p.A.	25,00	25,00
4. Spezia Risorse S.p.A.	La Spezia	8)	Ge.FI.L. S.p.A.	20,00	20,00
5. Sviluppo Industriale S.p.A.	Pistoia	8)	Cassa di Risparmio di Pistoia e Pescia S.p.A.	29,19	29,19

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove **7)** definisce il controllo congiunto ai sensi dello IAS 31 e **8)** si riferisce all'impresa associata ai sensi dello IAS 28.

Si precisa che l'interessenza in Immobiliare Novoli S.p.A., pari al 25% dei diritti di voto, non configura la fattispecie di esercizio da parte del Gruppo di influenza notevole definita dallo IAS 28; la suddetta partecipazione è stata pertanto inclusa nella voce 40 dell'attivo dello stato patrimoniale "Attività finanziarie disponibili per la vendita", come specificato nella Sezione 4 dell'attivo della presente nota integrativa consolidata.

10.2 Partecipazioni in società controllate in modo congiunto e in società sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo (1)	Ricavi totali (2)	Utile (Perdita)	Patrimonio netto (3)	Valore di bilancio consolidato	Fair value (4)
A. Imprese valutate al patrimonio netto					476	
A.1 Sottoposte a controllo congiunto						
1. Findomestic Gruppo	10.184	959	106	734	374	X
2. Soprarno SGR S.p.A.	2			2	1	X
A.2 Sottoposte a influenza notevole						
1. Centro Leasing Banca S.p.A.	3.382	210	6	170	75	
2. Centro Factoring S.p.A.	1.004	57	5	53	25	
3. SRT S.p.A.	19	5		3	1	
4. Spezia Risorse S.p.A.	1			1		
5. Sviluppo Industriale S.p.A.	4	1		1		

Laddove non è indicato alcun valore l'importo risulta essere inferiore al milione di euro.

(1) I dati contabili sono desunti dai bilanci al 31 dicembre 2006 approvati dai rispettivi Consigli di Amministrazione.
(2) I ricavi totali indicano l'importo complessivo delle componenti reddituali che presentano segno positivo al lordo delle imposte.
(3) Il patrimonio netto include l'utile dell'esercizio.
(4) Il *fair value* non è indicato in quanto non vi sono società sottoposte ad influenza notevole quotate in borsa.

10.3 Partecipazioni: variazioni annue

	Gruppo bancario	**31 dicembre 2006**	**31 dicembre 2005**
A. Esistenze iniziali	435	435	372
B. Aumenti	41	41	63
B.1 Acquisti	1	1	
B.2 Riprese di valore			
B.3 Rivalutazioni			
B.4 Altre variazioni	40	40	63
C. Diminuzioni			
C.1 Vendite			
C.2 Rettifiche di valore			
C.3 Altre variazioni			
D. Rimanenze finali	476	476	435
E. Rivalutazioni totali			
F. Rettifiche totali			

Al 31 dicembre 2006 la voce B.4 include gli utili di pertinenza del Gruppo conseguiti dalle società consolidate col metodo del patrimonio netto per 57 milioni di euro, compensati per 34 milioni di euro dall'elisione dei dividendi percepiti dalle stesse società.

10.4 Impegni riferiti a partecipazioni in società controllate in modo congiunto

Non sono presenti alla data di chiusura dell'esercizio impegni riferiti a partecipazioni in società controllate in modo congiunto.

10.5 Impegni riferiti a partecipazioni in società sottoposte ad influenza notevole

Non sono presenti alla data di chiusura dell'esercizio impegni riferiti a partecipazioni in società collegate.

Sezione 11 - Riserve tecniche a carico dei riassicuratori - Voce 110

11.1 Riserve tecniche a carico dei riassicuratori: composizione

	31 dicembre 2006	31 dicembre 2005
A. Ramo danni		1
A1. Riserve premi		1
A2. Riserve sinistri		
A3. Altre riserve		
B. Ramo vita		
B1. Riserve matematiche		
B2. Riserve per somme da pagare		
B3. Altre riserve		
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati		
C1. Riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato		
C2. Riserve derivanti dalla gestione dei fondi pensione		
D. Totale riserve tecniche a carico dei riassicuratori		1

Al 31 dicembre 2006 il saldo delle riserve tecniche risulta inferiore ad un milione di euro e non è stato pertanto valorizzato nella presente tabella.

Sezione 12 - Attività materiali - Voce 120

12.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	Gruppo bancario	Altre imprese	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività ad uso funzionale					
1.1 di proprietà	338	39	377	378	-0,3%
a) terreni	88	19	107	110	-2,7%
b) fabbricati	202		202	213	-5,2%
c) mobili	20		20	19	5,3%
d) impianti elettronici	14		14	14	0,0%
e) altre	14	20	34	22	54,5%
1.2 acquisite in locazione finanziaria	3		3	3	0,0%
a) terreni	1		1	1	0,0%
b) fabbricati	2		2	2	0,0%
c) mobili					
d) impianti elettronici					
e) altre					
Totale A	341	39	380	381	-0,3%
B. Attività detenute a scopo di investimento					
2.1 di proprietà					
a) terreni					
b) fabbricati					
2.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
Totale B					
Totale (A+B)	341	39	380	381	-0,3%

12.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate

Attività/Valori	Gruppo bancario	Altre imprese	31 dicembre 2006	31 dicembre 2005	variazioni %
A Attività ad uso funzionale					
1.1 di proprietà					
a) terreni					
b) fabbricati					
c) mobili					
d) impianti elettronici					
e) altre					
1.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
c) mobili					
d) impianti elettronici					
e) altre					
Totale A					
B. Attività detenute a scopo di investimento					
2.1 di proprietà	66		66	57	15,8%
a) terreni	19		19	17	11,8%
b) fabbricati	47		47	40	17,5%
2.2 acquisite in locazione finanziaria				1	-100,0%
a) terreni					
b) fabbricati				1	-100,0%
Totale B	66		66	58	13,8%
Totale (A+B)	66		66	58	13,8%

12.3 Attività materiali ad uso funzionale: variazioni annue

12.3.1 Di pertinenza del gruppo bancario

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	31 dicembre 2006
A. Esistenze iniziali lorde	**87**	**421**	**37**	**32**	**40**	**617**
A.1 Riduzioni di valore totali nette	(1)	(212)	(19)	(19)	(28)	(279)
A.2 Esistenze iniziali nette	**86**	**209**	**18**	**13**	**12**	**338**
B. Aumenti						
B.1 Acquisti		1	4	6	6	17
B.2 Spese per migliorie capitalizzate		2				2
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento						
B.7 Altre variazioni	5	6	1			12
C. Diminuzioni						
C.1 Vendite	(1)	(1)				(2)
C.2 Ammortamenti		(10)	(3)	(5)	(5)	(23)
C.3 Rettifiche di valore da deterioramento imputate a:						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a						
a) attività materiali detenute a scopo di investimento	(1)	(3)				(4)
b) attività in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali nette	**89**	**204**	**20**	**14**	**13**	**340**
D.1 Riduzioni di valore totali nette	1	209	20	19	28	277
D.2 Rimanenze finali lorde	**90**	**413**	**40**	**33**	**41**	**617**
E. Valutazione al costo						

12.3.3 di pertinenza delle altre imprese

Le attività materiali relative alle "Altre imprese" si riferiscono ai terreni ed ai fabbricati della società Immobiliare Nuova Sede S.r.l.; nel corso del 2006 tale voce presenta una variazione di circa 10 milioni di euro dovuta alla costruzione della nuova sede della Capogruppo.

12.4 Attività materiali detenute a scopo di investimento: variazioni annue

	Gruppo bancario		31 dicembre 2006		31 dicembre 2005	
	Terreni	Fabbricati	Terreni	Fabbricati	Terreni	Fabbricati
A. Esistenze iniziali	**17**	**41**	**17**	**41**	**21**	**59**
B. Aumenti						
B.1 Acquisti	1	2	1	2		
B.2 Spese per migliorie capitalizzate						
B.3 Variazioni positive di fair value		2		2	1	2
B.4 Riprese di valore						
B.5 Differenze di cambio positive						
B.6 Trasferimenti da immobili ad uso funzionale	2	3	2	3		
B.7 Altre variazioni		1		1		
C. Diminuzioni						
C.1 Vendite	(1)	(1)	(1)	(1)	(4)	(10)
C.2 Ammortamenti						
C.3 Variazioni negative di fair value						
C.4 Rettifiche di valore da deterioramento						
C.5 Differenze di cambio negative						
C.6 Trasferimenti ad altri portafogli di attività						
a) immobili ad uso funzionale		(1)		(1)	(1)	(10)
b) attività non correnti in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali	**19**	**47**	**19**	**47**	**17**	**41**
E. Valutazione al fair value	19	47	19	47	17	41

Sezione 13 - Attività immateriali - Voce 130

13.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	Gruppo bancario		Imprese di assicurazione		**31 dicembre 2006**		**31 dicembre 2005**		**variazione %**	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	X		X		X		X			
A.1.1 di pertinenza del gruppo	X	318	X		X	**318**	X	**291**		**9,3%**
A.1.2 di pertinenza dei terzi	X		X		X		X			
A.2 Altre attività immateriali										
A.2.1 Attività valutate al costo:										
a) Attività immateriali generate internamente										
b) Altre attività	15		1		**16**		**22**		**-27,3%**	
A.2.2 Attività valutate al fair value:										
a) Attività immateriali generate internamente										
b) Altre attività										
Totale	**15**	**318**	**1**		**16**	**318**	**22**	**291**	**-27,3%**	**9,3%**

La voce A.1.1 "Avviamento a durata illimitata" si riferisce per 230 milioni di euro a differenze positive di consolidamento e di patrimonio netto, mentre per 88 milioni di euro è relativa a disavanzi derivanti da acquisti di rami d'azienda e da fusioni operate dalla Capogruppo.

Si segnala che nel corso del 2006 la Capogruppo ha efettuato la fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A., società controllata al 100% al momento dell'operazione; tale operazione, esclusa dall'ambito applicativo dell'IFRS 3, non ha prodotto la rilevazione di alcun ulteriore *goodwill* a livello consolidato, ma soltanto la riclassifica della differenza positiva di consolidamento tra gli avviamenti inclusi nel bilancio della Capogruppo, per un importo pari a 73 milioni di euro.

Si segnala inoltre che l'acquisizione della quota di controllo di Banca C.R. Firenze Romania S.A., avvvenuta nell'esercizio 2006, ha generato un'ulteriore differenza positiva di consolidamento di 23 milioni di euro, per la quale è stato svolta un'attività di *Purchase price allocation* che ha avuto esito negativo, come illustrato nella Parte G della presente nota integrativa; di conseguenza, la suddetta differenza è stata interamente considerata come avviamento.

13.2 Attività immateriali: variazioni annue

13.2.1 Di pertinenza del gruppo bancario

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		31 dicembre 2006	31 dicembre 2005
		Lim	Illim	Lim	Illim		
A. Esistenze iniziali	**291**			**72**		**363**	**366**
A.1 Riduzioni di valore totali nette				(52)		(52)	(58)
A.2 Esistenze iniziali nette	**291**			**20**		**311**	**308**
B. Aumenti							
B.1 Acquisti	23			12		35	34
B.2 Incrementi di attività immateriali interne	X						
B.3 Riprese di valore	X						
B.4 Variazioni positive di fair value							
- a patrimonio netto	X						
- a conto economico	X						
B.5 Differenze di cambio positive							
B.6 Altre variazioni	4			1		5	4
C. Diminuzioni							
C.1 Vendite							
C.2 Rettifiche di valore							
- Ammortamenti	X			(17)		(17)	(33)
- Svalutazioni:							
+ patrimonio netto	X						
+ conto economico							
C.3 Variazioni negative di fair value:							
- a patrimonio netto	X						
- a conto economico	X						
C.4 Trasferimenti alle attività non correnti in via di dismissione							
C.5 Differenze di cambio negative							
C.6 Altre variazioni							
D. Rimanenze finali nette	**318**			**16**		**334**	**313**
D.1 Rettifiche di valore totali nette				65		65	52
E. Rimanenze finali lorde	**318**			**81**		**399**	**365**
F. Valutazione al costo							

Legenda
Lim: a durata limitata
Illim: a durata illimitata

Gli Acquisti di cui alla voce B.1 relativi all'avviamento si riferiscono all'acquisizione della partecipazione di controllo in Banca C.R. Firenze Romania S.A., operazione dettagliata nella successiva Parte G della presente nota integrativa.
L' importo iscritto alla voce B.6 "Altre variazioni" si riferisce alla rilevazione dell'avviamento incorporato nel patrimonio di pertinenza dei terzi della Cassa di Risparmio di Mirandola S.p.A., che includeva una differenza positiva tra il valore di carico della partecipazione di pertinenza delle *minorities* e la corrispondente quota di patrimonio netto contabile, rilevata alla voce 130 dell'attivo dello stato patrimoniale consolidato in seguito all'azzeramento dell'interessenza dei terzi .

Sezione 14 - Le attività fiscali e le passività fiscali - Voce 140 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale delle società del Gruppo e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRES e IRAP, che a livello di sistema risultano rispettivamente pari al 33% ed al 4,25%.
A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale.

Si precisa che la voce "Capitale", interamente riferita alla Capogruppo, include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 117,5 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

14.1 Attività per imposte anticipate: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti	32	32	0,0%
Titoli	3	9	-66,7%
Fondi per rischi ed oneri	33	24	37,5%
Fondo di quiescienza per il personale	12	13	-7,7%
Fondo TFR	6	8	-25,0%
Avviamento	1	1	0,0%
Altro	2	12	-83,3%
Totale	**89**	**99**	**-10,1%**

14.2 Passività per imposte differite: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti	2	13	-84,6%
Titoli	10	33	-69,7%
Fondo TFR		3	-100,0%
Avviamento	1	1	0,0%
Immobili	3	5	-40,0%
Altro	8	2	300,0%
Totale	**24**	**57**	**-57,9%**

Il decremento dei valori espressi in tabella è ascrivibile prevalentemente alla fiscalità relativa alla *First time adoption* accolta nella colonna del 31 dicembre 2005 e rigirata nel corso del 2006 ad imposte correnti.
La voce "Titoli" registra un decremento dovuto ad una riduzione delle relative riserve da valutazione AFS.
La voce "Crediti" diminuisce a seguito del rientro della parte esente dei "Fondi rischi su crediti" iscritti nei bilanci delle banche del Gruppo relativi all'esercizio 2005 in base a quanto previsto dal D. Lgs. 87/1992

14.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
Importo iniziale	**81**	**2**	**83**	**81**
Aumenti	**47**	**2**	**49**	**32**
2.1 Imposte anticipate rilevate nell'esercizio				
a) relative a precedenti esercizi	5		5	27
b) dovute al mutamento di criteri contabili				
c) riprese di valore				
d) altre		2	2	
2.2 Nuove imposte o incrementi di aliquote fiscali	42		42	2
2.3 Altri aumenti				3
Diminuzioni	**(43)**		**(43)**	**(30)**
3.1 Imposte anticipate annullate nell'esercizio				
a) rigiri	(43)		(43)	(28)
b) svalutazioni per sopravvenuta irrecuperabilità				(2)
c) mutamento di criteri contabili				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
Importo finale	**85**	**4**	**89**	**83**

La voce 2.2 "Nuove imposte o incrementi di aliquote fiscali" è principalmente dovuta a rettifiche di valore su crediti e ad accantonamenti per rischi ed oneri di ammontare eccedente rispetto a quanto ammesso in deduzione del reddito imponibile dalla normativa fiscale vigente.

14.4 Variazioni delle imposte differite (in contropartita del conto economico)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**43**	**3**	**46**	**38**
2. Aumenti	**7**	**4**	**11**	**21**
2.1 Imposte differite rilevate nell'esercizio				
a) relative a precedenti esercizi	2		2	14
b) dovute al mutamento di criteri contabili				
c) altre		4	4	
2.2 Nuove imposte o incrementi di aliquote fiscali	4		4	3
2.3 Altri aumenti	1		1	4
3. Diminuzioni	**(38)**		**(38)**	**(13)**
3.1 Imposte differite annullate nell'esercizio				
a) rigiri	(30)		(30)	(13)
b) dovute al mutamento di criteri contabili	(8)		(8)	
c) altre				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale	**12**	**7**	**19**	**46**

14.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale		**16**	**16**	**3**
2. Aumenti		**3**	**3**	**15**
2.1 Imposte anticipate rilevate nell'esercizio				
a) relative a precedenti esercizi		3	3	1
b) dovute al mutamento di criteri contabili				
c) altre				
2.2 Nuove imposte o incrementi di aliquote fiscali				
2.3 Altri aumenti				14
3. Diminuzioni		**(19)**	**(19)**	**(2)**
3.1 Imposte anticipate annullate nell'esercizio				
a) rigiri		(19)	(19)	(2)
b) svalutazioni per sopravvenuta irrecuperabilità				
c) dovute al mutamento di criteri contabili				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale				**16**

14.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**8**	**3**	**11**	**39**
2. Aumenti	**2**		**2**	**23**
2.1 Imposte differite rilevate nell'esercizio				
a) relative a precedenti esercizi	2		2	8
b) dovute al mutamento di criteri contabili				
c) altre				
2.2 Nuove imposte o incrementi di aliquote fiscali				
2.3 Altri aumenti				15
3. Diminuzioni	**(5)**	**(3)**	**(8)**	**(51)**
3.1 Imposte differite annullate nell'esercizio				
a) rigiri	(5)	(3)	(8)	(41)
b) dovute al mutamento di criteri contabili				
c) altre				(10)
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale	**5**		**5**	**11**

14.7 Altre informazioni

Informazioni relative alla fiscalità corrente

La voce 130 (a)"Attività fiscali correnti" è così costituita:

	31 dicembre 2006	31 dicembre 2005	variazioni %
Acconti per imposte dirette dell'esercizio in corso	60	49	22,4%
Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale	27	21	28,6%
Acconti per imposte indirette	29	21	38,1%
Crediti d'imposta in conto interessi	8	9	-11,1%
Crediti d'imposta in conto capitale	15	15	0,0%
Crediti d'imposta per anticipi sul trattamento di fine rapporto	4	6	-33,3%
Altri crediti d'imposta	42	33	27,3%
Totale B	**185**	**154**	**20,1%**

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti alla Capogruppo da parte delle società aderenti al Consolidato Fiscale Nazionale, istituto giuridico disciplinato dagli articoli 117 e seguenti del D.P.R. n. 917/1986.

Nel corso del 2006 la voce 80 a)"Passività fiscali correnti" ha registrato le seguenti movimentazioni:

Saldo iniziale	**126**
Incrementi	**115**
Accertamenti per imposte correnti con imputazione a conto economico	80
Accertamenti per imposte correnti con imputazione a patrimonio netto	1
Variazione per imposte correnti derivanti dal Consolidato Fiscale Nazionale	34
Decrementi	**(106)**
Pagamenti delle imposte sul reddito dell'esercizio precedente	(60)
Pagamento delle imposte correnti derivanti dal Consolidato Fiscale Nazionale	(46)
Saldo finale	**135**

Informazioni relative alle agevolazioni ai sensi della "Legge Ciampi"

Per quanto riguarda le operazioni di retrocessione di cespiti non strumentali agli Enti conferenti di cui agli articoli 14, 16 e 17 della "Legge Ciampi", nel corso dell'anno 2005 la Capogruppo aveva ricevuto un'ispezione da parte dell'Agenzia delle Entrate della Direzione Regionale Toscana, effettuata su mandato della Direzione Centrale Accertamento ("DCA") e finalizzata alla verifica della corretta restituzione dell'importo effettivamente "risparmiato" usufruendo delle relative agevolazioni; al termine della suddetta ispezione erano state ritenute riconducibili a tali agevolazioni le operazioni di retrocessione delle opere d'arte all'Ente Cassa di Risparmio di Firenze ("Ente") avvenute nell'anno 2000 e sempre considerate fuori campo IVA sulla scorta di plurimi pareri rilasciati dai nostri consulenti. In data 12 dicembre 2005 la DCA aveva pertanto inviato una lettera richiedendo alla Capogruppo, a conclusione dell'attività di recupero delle agevolazioni sopra indicate, il versamento dell'IVA non applicata in occasione delle operazioni di retrocessione effettuate ai sensi della "Legge Ciampi", inclusivo di sanzioni ed interessi; successivamente, con lettera inviata dalla DCA in data 11 maggio 2006, è stata peraltro "abbandonata ogni pretesa erariale nei confronti della Banca CR Firenze", a seguito delle precisazioni fornite in proposito dalla Commissione Europea con nota D/51213 del 9 febbraio 2006.

Sezione 16 - Altre attività - Voce 160

16.1 Altre attività: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	2	17	-88,2%
Assegni di terzi in giacenza presso la cassa	68	67	1,5%
Assegni tratti sull'azienda in giacenza presso la cassa	1	5	-80,0%
Depositi cauzionali		1	-100,0%
Partite viaggianti tra filiali	95	64	48,4%
Partite in corso di lavorazione	11	106	-89,6%
Risconti attivi non riconducibili a voce propria	6	5	20,0%
Ratei attivi non riconducibili a voce propria	4	4	0,0%
Conti debitori della gestione e riscossione tributi		191	-100,0%
Migliorie su beni di terzi	2	6	-66,7%
Altre	176	161	9,3%
Totale	**365**	**627**	**-41,8%**

Al 31 dicembre 2006 la mancata valorizzazione della voce "Conti debitori della gestione e riscossione tributi" è dovuta alla cessione, avvenuta nel corso del 2006, della partecipazione di controllo nelle società di riscossione tributi Cerit S.p.A. ed SRT S.p.A.
La voce "Altre" include principalmente gli accertamenti di bilancio e le partite non imputabili ad altre voci.

Si segnala che le "Altre attività" sono pressoché interamente riferite al gruppo bancario.

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Componenti del gruppo	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Debiti verso banche centrali	**70**		**70**	**90**	**-22,2%**
2. Debiti verso banche	**740**	**6**	**746**	**783**	**-4,7%**
2.1 Conti correnti e depositi liberi	227		227	125	81,6%
2.2 Depositi vincolati	277		277	350	-20,9%
2.3 Finanziamenti	13		13	87	-85,1%
2.3.1 locazione finanziaria					
2.3.2 altri	13		13	87	-85,1%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali					
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	222		222	207	7,2%
2.5.1 pronti contro termine passivi	222		222	207	7,2%
2.5.2 altre					
2.6 Altri debiti	1	6	7	14	-50,0%
Totale	**810**	**6**	**816**	**873**	**-6,5%**
Fair value	**810**	**6**	**816**	**873**	**-6,5%**

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Componenti del gruppo	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti e depositi liberi	10.099	10.099	9.267	9,0%
2. Depositi vincolati	30	30	2	n.s.
3. Fondi di terzi in amministrazione			1	-100,0%
4. Finanziamenti	3	3	3	0,0%
4.1 locazione finanziaria	2	2	3	-33,3%
4.2 altri	1	1		100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali				
6. Passività a fronte di attività cedute non cancellate dal bilancio	1.115	1.115	896	24,4%
6.1 pronti contro termine passivi	1.115	1.115	896	24,4%
6.2 altre				
7. Altri debiti	142	142	176	-19,3%
Totale	**11.389**	**11.389**	**10.345**	**10,1%**
Fair value	**11.389**	**11.389**	**10.345**	**10,1%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Componenti del gruppo	Gruppo bancario		31 dicembre 2006		31 dicembre 2005		variazioni %	
	VB	FV	VB	FV	VB	FV	VB	FV
A. Titoli quotati								
1. Obbligazioni								
1.1 strutturate								
1.2 altre								
2. Altri titoli								
2.1 strutturati								
2.2 altri								
B. Titoli non quotati	**5.569**	**5.527**	**5.569**	**5.527**	**5.159**	**5.194**	**7,9%**	**6,4%**
1. Obbligazioni								
1.1 strutturate	120	120	120	120	109	109	10,1%	10,1%
1.2 altre	5.226	5.184	5.226	5.184	4.779	4.814	9,4%	7,7%
2. Altri titoli								
2.1 strutturati								
2.2 altri	223	223	223	223	271	271	-17,7%	-17,7%
Totale	**5.569**	**5.527**	**5.569**	**5.527**	**5.159**	**5.194**	**7,9%**	**6,4%**

Legenda
VB = valore di bilancio
FV = fair value

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

	valore nominale	valore computabile nel patrimonio di vigilanza	data di emissione	data di scadenza	tasso d'interesse contrattuale	Società emittente
Prestito obbligazionario subordinato di secondo livello	145	58	mar-98	mar-08	Euribor a 6 mesi - 0,40 %	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	78	16	giu-01	giu-08	Euribor a 6 mesi	Banca CR Firenze S.p.A.
Strumento ibrido di patrimonializzazione upper tier 2	200	200	giu-02	giu-12	Euribor a 6 mesi + 1,40%	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	50	20	lug-02	lug-09	Euribor a 6 mesi	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	30	24	feb-03	feb-10	Euribor a 6 mesi	Banca CR Firenze S.p.A.
Strumento ibrido di patrimonializzazione upper tier 2	200	200	giu-03	giu-13	Euribor a 6 mesi + 0,95%	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	23	23	feb-04	feb-11	Euribor a 3 mesi + 0,30%	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	40	24	lug-04	lug-11	Euribor a 6 mesi	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	150	150	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	17	17	gen-05	gen-12	Euribor a 6 mesi - 0,10%	Cassa di Risparmio di Orvieto S.p.A.
Prestito obbligazionario subordinato di secondo livello	16	16	mag-05	mag-15	Euribor a 3 mesi + 0,45%	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di secondo livello	85	85	mag-06	mag-13	Euribor a 6 mesi	Banca CR Firenze S.p.A.
Prestito obbligazionario subordinato di terzo livello	60	-	dic-06	dic-09	Euribor a 3 mesi + 0,25%	Banca CR Firenze S.p.A.
Totale Titoli subordinati	**1.094**	**833**				

Si precisa che per nessuno dei titoli subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forma di passività .

3.3 Dettaglio della voce 30 "Titoli in circolazione": titoli oggetto di copertura specifica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli oggetto di copertura specifica del fair value:			
a) rischio di tasso di interesse	1.806	1.822	-0,9%
b) rischio di cambio			
c) più rischi			
2. Titoli oggetto di copertura specifica dei flussi finanziari:			
a) rischio di tasso di interesse			
b) rischio di cambio			
c) altro			
Totale	**1.806**	**1.822**	**-0,9%**

I titoli oggetto di copertura al *fair value* sono rappresentati sia da obbligazioni strutturate che da obbligazioni lineari.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli / Componenti del gruppo	Gruppo bancario				31 dicembre 2006				31 dicembre 2005				variazioni %			
	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *
		Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati	
A. Passività per cassa																
1. Debiti verso banche																
2. Debiti verso clientela																
3. Titoli di debito																
3.1 Obbligazioni																
3.1.1 Strutturate				X				X				X				X
3.1.2 Altre obbligazioni				X				X				X				X
3.2 Altri titoli																
3.2.1 Strutturati				X				X				X				X
3.2.2 Altri				X				X				X				X
Totale A																
B. Strumenti derivati																
1. Derivati finanziari	X			X	X			X	X			X	X			X
1.1 Di negoziazione	X		48	X	X		48	X	X		35	X	X		37,1%	X
1.2 Connessi con la fair value option	X			X	X			X	X			X	X			X
1.3 Altri	X		3	X	X		3	X	X		1	X	X		200,0%	X
2. Derivati creditizi	X			X	X			X	X			X	X			X
2.1 Di negoziazione	X			X	X			X	X			X	X			X
2.2 Connessi con la fair value option	X			X	X			X	X			X	X			X
2.3 Altri	X			X	X			X	X			X	X			X
Totale B	X		51	X	X		51	X	X		36	X	X		41,7%	X
Totale (A+B)	X		51	X	X		51	X	X		36	X	X		41,7%	X

Legenda

FV = fair value

FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione

VN = valore nominale o nozionale

4.4 Passività finanziarie di negoziazione: strumenti derivati

4.4.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	31		17		3	51	36	41,7%
• con scambio di capitale	1					1	1	0,0%
- opzioni emesse	1					1	1	0,0%
- altri derivati								
• senza scambio di capitale	30		17		3	50	35	42,9%
- opzioni emesse	1		17			18	12	50,0%
- altri derivati	29				3	32	23	39,1%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	31		17		3	51	36	41,7%
Totale (A+B)	31		17		3	51	36	41,7%

Il significativo incremento della voce relativa ai Derivati finanziari "Altri" e conseguentemente del totale dei derivati di negoziazione è principalmente ascrivibile alla riclassifica dello stato patrimoniale di cui alla Parte A, Sezione 5, della presente nota integrativa.

Sezione 5 - Passività finanziarie valutate al fair value - Voce 50

5.1 Passività finanziarie valutate al fair value: composizione merceologica

Tipologia operazione/Valori	Imprese di assicurazione				31 dicembre 2006				31 dicembre 2005				variazioni %			
	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *
		Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati	
1. Debiti verso banche																
1.1 Strutturati																
1.2 Altri																
2. Debiti verso clientela																
2.1 Strutturati																
2.2 Altri	1.099		1.099		1.099		1.099		1.786		1.786		-38,5%		-38,5%	
3. Titoli di debito																
3.1 Strutturati																
3.2 Altri																
Totale	**1.099**		**1.099**		**1.099**		**1.099**		**1.786**		**1.786**		**-38,5%**		**-38,5%**	

La diminuzione della voce 2.2 si riferisce alla riclassifica delle passività assicurative a fronte di polizze con prevalenza di componente finanziaria prevista dall'IFRS 4.

Legenda
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione
VN = valore nominale

5.3 Passività finanziarie valutate al fair value: variazioni annue

	Debiti verso banche	Debiti verso clientela	Titoli in circolazione	Totale
A. Esistenze iniziali		**1.786**		**1.786**
B. Aumenti				
B1. Emissioni				
B2. Vendite				
B3. Variazioni positive di fair value				
B4. Altre variazioni				
C. Diminuzioni		**687**		**687**
C1. Acquisti				
C2. Rimborsi				
C3. Variazioni negative di fair value		570		570
C4. Altre variazioni		117		117
D. Rimanenze finali		**1.099**		**1.099**

Sezione 6- Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

6.1.1 Di pertinenza del gruppo bancario

Tipologie derivati / Attività sottostanti	31 dicembre 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati	29					29	17	70,6%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	29					29	17	70,6%
Totale (A+B)	29					29	17	70,6%

Per quanto riguarda le variazioni che hanno interessato i derivati di copertura si rimanda a quanto riportato in calce alla tabella 8.1 della presente nota integrativa.

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologie di copertura

6.2.1 Di pertinenza del gruppo bancario

Operazioni/Tipo copertura	Copertura del fair value						Copertura flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						X		X
2. Crediti				X		X		X
3. Attività finanziarie detenute sino alla scadenza	X			X		X		X
4. Portafoglio	X	X	X	X	X		X	
Totale attività								
1. Passività finanziarie	29					X		X
2. Portafoglio	X	X	X	X	X		X	
Totale passività	29							

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
Debiti tributari verso erario e enti impositori	31	60	-48,3%
Debiti verso enti previdenziali	2	3	-33,3%
Somme a disposizione della clientela	55	34	61,8%
Somme di terzi per depositi cauzionali		1	-100,0%
Altri debiti verso il personale	47	33	42,4%
Partite viaggianti tra filiali	88	39	125,6%
Partite in corso di lavorazione	75	98	-23,5%
Risconti passivi non riconducibili a voce propria	3	3	0,0%
Debiti a fronte del deterioramento di crediti	6	3	100,0%
Conti creditori della gestione e concessione tributi		121	-100,0%
Put option	165	181	-8,8%
Altre	468	405	15,6%
Totale	**940**	**981**	**-4,2%**

La voce "Put option" esprime il valore attuale delle opzioni d'acquisto vendute ai soci di minoranza delle controllate Cassa di Risparmio di Pistoia e Pescia S.p.A., Banca C.R. Firenze Romania S.A. e Cassa di Risparmio della Spezia S.p.A.

Al 31 dicembre 2006 la mancata valorizzazione della voce 10. "Conti creditori della gestione e riscossione tributi" è dovuta alla cessione, avvenuta nel corso del 2006, della partecipazione di controllo nelle società di riscossione Cerit S.p.A. ed SRT S.p.A.

La voce "Altre" include bonifici su base monetaria in attesa di regolamento per 171,9 milioni di euro, debiti verso fornitori 53,8 milioni di euro e partite diverse persso le dipendenze per 24,5 milioni di euro.

Si segnala che le "Altre passività" sono pressoché interamente riferite al gruppo bancario.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	Gruppo bancario	Imprese di assicurazione	Altre imprese	**31 dicembre 2006**	**31 dicembre 2005**	**variazioni %**
A. Esistenze iniziali	193			193	188	2,7%
B. Aumenti	19			19	25	-24,0%
B.1 Accantonamento dell'esercizio	16			16	24	-33,3%
B.2 Altre variazioni in aumento	3			3	1	200,0%
C. Diminuzioni	32			32	20	60,0%
C.1 Liquidazioni effettuate	30			30	17	76,5%
C.2 Altre variazioni in diminuzione	2			2	3	-33,3%
D. Rimanenze finali	180			180	193	-6,7%

L'aumento della voce C1. "Liquidazioni effettuate" è dovuto all'elevato numero di dipendenti della Capogruppo collocati in quiescenza nell'anno 2006.
Le "Altre variazioni in diminuzione" sono dovute al pagamento dell'imposta sulla rivalutazione del trattamento di fine rapporto, effettuato in seguito ai collocamenti in quiescenza sopra menzionati.

11.2 Altre informazioni

Si precisa che al 31 dicembre 2006 l'importo del trattamento di fine rapporto determinato secondo i vigenti contratti di lavoro e normative civilistiche ammonta a 159,9 milioni di euro rispetto a 164,2 milioni di euro risultanti alla fine dell'esercizio precedente.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Componenti	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1 Fondi di quiescenza aziendali	192	192	198	-3,0%
2. Altri fondi per rischi ed oneri	76	76	57	33,3%
2.1 controversie legali	*33*	*33*	*23*	*43,5%*
2.2 oneri per il personale	*25*	*25*	*14*	*78,6%*
2.3 altri	*18*	*18*	*20*	*-10,0%*
Totale	**268**	**268**	**255**	**5,1%**

La voce 2.3 "Altri" si riferisce principalmente a fondi stanziati dalla Capogruppo a fronte di revocatorie, di garanzie ed impegni e del piano di fidelizzazione dei promotori finanziari.

12.2 Fondi per rischi e oneri: variazioni annue

Voci/Componenti	Gruppo bancario		Totale	
	Fondi di quiescenza	Altri fondi	Fondi di quiescenza	Altri fondi
A. Esistenze iniziali	**198**	**57**	**198**	**57**
B. Aumenti	**20**	**33**	**20**	**33**
B.1 Accantonamento dell'esercizio	12	32	12	32
B.2 Variazioni dovute al passare del tempo		1		1
B.3 Variazioni dovute a modifiche del tasso di sconto				
B.4 Altre variazioni	8		8	
C. Diminuzioni	**26**	**14**	**26**	**14**
C.1 Utilizzo nell'esercizio	14	12	14	12
C.2 Variazioni dovute a modifiche del tasso di sconto		1		1
C.3 Altre variazioni	12	1	12	1
D. Rimanenze finali	**192**	**76**	**192**	**76**

La voce B.1 "Accantonamento dell'esercizio" relativa agli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2006, determinati al netto dei recuperi avvenuti sugli stanziamenti connessi alle revocatorie su crediti cartolarizzati.

La voce B.4 "Altre variazioni" si riferisce ai rendimenti della gestione finanziaria dell'anno relativa ai "Fondi di quiescenza" delle banche del Gruppo.

12.3 Fondi di quiescenza aziendali a prestazione definita

Si riportano di seguito le informazioni riguardanti il dettaglio della voce 120 relativo ai fondi di quiescenza a prestazione definita, redatto secondo le indicazioni dello IAS 19 "Benefici ai dipendenti"; in proposito si precisa che in base agli accordi vigenti tale principio non risulta attualmente applicabile al fondo a prestazione definita di pertinenza di Banca CR Firenze ("FIP Sezione "Ordinaria") per il quale, pur essendo valutato secondo il principio IAS 19, gli accantonamenti vengono determinati applicando il principio IAS 37 in quanto è contrattualmente prevista una limitazione dell'impegno a carico dell'azienda. Di conseguenza, le Sezioni 12.3.1 e seguenti sono state redatte senza tenere conto dei fondi di pertinenza della Capogruppo.

12.3.1 Illustrazione dei fondi

Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da attuari esterni indipendenti, con il "metodo dell'unità di credito proiettata" (*Projected Unit Credit Method*). Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati", considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale, facendo sì che la passività attuariale debba essere quantificata sulla base delle sole anzianità maturate alla data di valutazione; pertanto, la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali etc), fino all'epoca di cessazione del rapporto di lavoro. Si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati i predetti correttivi.

Il tasso di attualizzazione utilizzato per le valutazioni è determinato con riferimento al rendimento di mercato di titoli "zero coupon bonds", in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.

I fondi interni di previdenza complementare del Gruppo Banca CR Firenze sono interamente costituiti da patrimoni di destinazione ai sensi dell'art. 2117 del Codice Civile e, in dettaglio, presentano le seguenti caratteristiche:

- *Banca CR Firenze:* il principio IAS 19 "Benefici ai dipendenti" risulta applicabile esclusivamente alla quota del fondo integrativo pensioni di pertinenza della Cassa di Risparmio di Mirandola S.p.A., incorporata con effetti contabili a partire dal 1° gennaio 2006; per ulteriori informazioni in proposito si rimanda a quanto riportato nella nota integrativa del bilancio dell'impresa;

- *Cassa di Risparmio di Pistoia e Pescia*: trattasi di fondo di previdenza complementare costituito nel 1971 allo scopo di integrare le prestazioni fornite dall'INPS in tema di invalidità e vecchiaia;

- *Cassa di Risparmio di Orvieto* : trattasi del fondo di previdenza complementare costituito nel 1942, aggiuntivo alle prestazioni INPS;

- *Cassa di Risparmio di Civitavecchia* : trattasi di fondo integrativo di previdenza relativo al personale collocato in quiescenza fino al 30 giugno 1999, per il quale è prevista l'applicazione della previgente normativa;

- *Cassa di Risparmio della Spezia:* trattasi di fondi costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna.

12.3.2 Variazioni nell'esercizio dei fondi

Esistenze Iniziali	24
Aumenti per adeguamento alla riserva attuariale	1
Diminuzione per pensioni pagate	-3
Esistenze finali	22

La presente tabella riporta la quota parte dell'importo iscritto voce 120 a) del passivo dello stato patrimoniale consolidato "Fondi per rischi ed oneri - quiescenza ed obblighi simili" relativa ai fondi di previdenza complementare a prestazione definita.

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano e altre informazioni

Tutte le attività a servizio dei piani per i quali è applicabile lo IAS 19 sono costituite da liquidità, ad eccezione del fondo della Cassa di Risparmio di Civitavecchia S.p.A., le cui attività sono costituite da un titolo di stato (BTP con scadenza 01/11/09).

12.3.4 Riconciliazione tra il valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte

Valore attuale delle obbligazioni a benefici definiti	26
Saldo contabile del fondo	-22
Quota accantonata al Fondo rischi ed oneri - Altri fondi - controversie legali	-4
Stato del fondo	0

La voce "Quota accantonata al "Fondo per rischi ed oneri - Altri fondi - controversie legali" si riferisce ad una causa nei confronti degli iscritti al fondo di previdenza complementare di una società controllata.

12.3.5 Descrizione delle principali ipotesi attuariali

a) *Ipotesi demografiche:*
le probabilità di morte prese come riferimento sono quelle relative alla popolazione italiana rilevate dall'ISTAT nell'anno 1992, distinte per sesso;
b) *Ipotesi economiche-finanziarie:*
le valutazioni sono state effettuate sulla base delle seguenti ipotesi dinamiche:

Parametri	Banca CR Firenze	CR Pistoia	CR Orvieto	CR Spezia	CR Civitavecchia
Tasso di inflazione	2,00%	2,00%	2,00%	2,00%	2,00%
Tasso di attualizzazione	4,50%	4,00%	4,00%	4,00%	4,50%

12.3.6 Informazioni comparative

Si sottolinea che lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e fair value del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi e oneri: altri fondi

Voci/Componenti	31 dicembre 2006	31 dicembre 2005	variazioni %
Fondi per garanzie e impegni per crediti cartolarizzati	3	5	-40,0%
Fondi per rischi e oneri diversi	48	39	23,1%
Fondi per rischi e oneri per il personale	25	13	92,3%
Totale	**76**	**57**	**33,3%**

L'incremento degli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2006, determinati al netto dei recuperi avvenuti sugli stanziamenti connessi alle revocatorie su crediti cartolarizzati.

Sezione 13 - Riserve tecniche - Voce 130

13.1 Riserve tecniche: composizione

	Lavoro diretto	Lavoro indiretto	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Ramo danni	12		12	11	9,1%
A1. riserve premi	6		6	6	0,0%
A2. riserve sinistri	4		4	3	33,3%
A3. altre riserve	2		2	2	0,0%
B. Ramo vita	1.535		1.535	918	67,2%
B1. riserve matematiche	1.499		1.499	898	66,9%
B2. riserve per somme da pagare	26		26	11	136,4%
B3. altre riserve	10		10	9	11,1%
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati					
C1. riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato					
C2. riserve derivanti dalla gestione dei fondi pensione					
D. Totale riserve tecniche	1.547		1.547	929	66,5%

Il rilevante incremento delle riserve matematiche è dovuto quasi interamente all'aumento delle polizze non garantite ed all'introduzione di nuovi prodotti sul mercato.

13.2 Riserve tecniche: variazioni annue

A. Ramo danni	
Esistenze iniziali	11
Variazioni positive	2
A1. riserve premi	1
A2. riserve sinistri	1
A3. altre riserve	
Variazioni negative	
A1. riserve premi	
A2. riserve sinistri	
A3. altre riserve	
Rimanenze finali	13
B. Ramo vita	
Esistenze iniziali	918
Variazioni positive	616
B1. riserve matematiche	601
B2. riserve per somme da pagare	15
B3. altre riserve	
Variazioni negative	
B1. riserve matematiche	
B2. riserve per somme da pagare	
B3. altre riserve	
Rimanenze finali	1.534
Rimanenze finali totali	1.547

Sezione 15 - Patrimonio del gruppo - Voci 140, 160, 170, 180, 190, 200 e 220

15.1 Patrimonio del gruppo: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Capitale	827	648	27,6%
2. Sovrapprezzi di emissione	101	58	74,1%
3. Riserve	433	322	34,5%
4. (Azioni proprie)			
a) capogruppo			
b) controllate			
5. Riserve da valutazione	(12)	148	n.s.
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio di pertinenza del gruppo	271	149	81,9%
Totale	**1.620**	**1.325**	**22,3%**

L'incremento delle voci "Capitale" e " Sovrapprezzi di emissione" si riferisce alle emissioni di nuove azioni operate dalla Capogruppo nel corso del 2006, per importi pari a 146 milioni di euro a pagamento (al netto dei costi di aumento del capitale sociale) ed a 68 milioni di euro a titolo gratuito, effettuato mediante l'integrale utilizzo delle riserve da rivalutazione degli immobili; l'ulteriore decremento delle "Riserve da valutazione" deriva dall'utilizzo, pari a 30 milioni di euro, della quota di pertinenza del Gruppo delle riserve da rivalutazione degli immobili per aumenti di capitale sociale a titolo gratuito effettuati dalle banche controllate, nonché dal rigiro a conto economico per 62 milioni di euro di riserve positive relative ad "Attività finanziarie disponibili per la vendita" cedute nell'esercizio.
L'incremento della voce "Riserve" si riferisce per 88 milioni di euro all'allocazione del risultato dell'esercizio precedente.

Per una dettagliata rappresentazione delle variazioni delle poste relative al patrimonio netto si rimanda a quanto riportato nel prospetto di movimentazione del patrimonio netto consolidato incluso tra gli schemi del presente bilancio.

15.2 "Capitale" e "Azioni proprie": composizione

Al 31 dicembre 2006 il capitale sociale della Capogruppo è pari ad euro 827.306.961, suddiviso in n° 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna. In data 26 giugno 2006, sono state acquistate n° 23.144 azioni proprie, per un controvalore di 0,1 milioni di euro, successivamente rivendute. L'acquisto è stato effettuato nell'ambito dell'operazione di fusione per incorporazione di CR Mirandola S.p.A. ed era finalizzato ad un'operazione di concambio con azioni CR Mirandola S.p.A., per le quali gli azionisti avevano esercitato il diritto alla vendita all'incorporante, così come previsto dall'articolo 2505-bis del Codice Civile.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	579.089.943	41,998%
Intesa Sanpaolo S.p.A.	256.497.774	18,602%
BNP Paribas S.A.	90.023.800	6,529%
Fondazione CR Spezia	53.996.960	3,916%
Fondazione CR Pistoia e Pescia	50.834.627	3,687%
Gruppo Banca Carige	34.566.245	2,507%
Sofibar S.p.A.	15.025.000	1,090%
Altri (mercato)	298.810.586	21,671%
	1.378.844.935	**100,000%**

15.3 Capitale - numero azioni della capogruppo: variazioni annue

Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	**1.137.044.988**	
- interamente liberate	1.137.044.988	
- non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	**1.137.044.988**	
B. Aumenti	**241.823.091**	
B.1 Nuove emissioni		
- a pagamento:	90.161.819	
- operazioni di aggregazioni di imprese		
- conversione di obbligazioni		
- esercizio di warrant		
- *altre*	*90.161.819*	
- a titolo gratuito:	151.638.128	
- a favore dei dipendenti		
- a favore degli amministratori		
- *altre*	*151.638.128*	
B.2 Vendita di azioni proprie	23.144	
B.3 Altre variazioni		
C. Diminuzioni	**23.144**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	23.144	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni		
D. Azioni in circolazione: rimanenze finali	**1.378.844.935**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio	1.378.844.935	
- interamente liberate	1.378.844.935	
- non interamente liberate		

15.4 Capitale: altre informazioni

I dati e le informazioni relative all'utile per azione sono riportati nella Sezione 24 della Parte C della presente nota integrativa.

15.5 Riserve di utili: altre informazioni

Ulteriori informazioni sulla disponibilità e distribuibilità delle riserve di utili della Capogruppo sono riportate nella Parte B, Sezione 14, della nota integrativa del bilancio dell'Impresa.

15.6 Riserve da valutazione: composizione

Voci/Componenti	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	(14)	1	(13)	46	n.s.
2. Attività materiali	1		1	6	-83,3%
3. Attività immateriali					
4. Copertura di investimenti esteri					
5. Copertura dei flussi finanziari					
6. Differenze di cambio					
7. Attività non correnti in via di dismissione					
8. Leggi speciali di rivalutazione				96	-100,0%
Totale	(13)	1	(12)	148	-108,1%

Il decremento della voce 1. "Attività finanziarie disponibili per la vendita" è principalmente dovuto al rigiro a conto economico delle riserve positive da valutazione su titoli di capitale e si riferisce alle cessioni operate dalla Capogruppo nel corso dell'esercizio 2006 di alcune partecipazioni minoritarie, come dettagliato nella successiva Sezione 15.9.1.
Il decremento della voce 8. "Leggi speciali di rivalutazione" è interamente relativo all'utilizzo di tali riserve ai fini dell'aumento gratuito del capitale sociale effettuato dalla Capogruppo e dalle banche controllate.

15.7 Riserve da valutazione: variazioni annue

15.7.1 Di pertinenza del gruppo bancario

	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali di rivalutazione	Totale
A. Esistenze iniziali	42	6	96	144
B. Aumenti	28			28
B1. Incrementi di fair value	23			23
B2. Altre variazioni	5			5
C. Diminuzioni	84	5	96	185
C1. Riduzioni di fair value	9			9
C2. Altre variazioni	75	5	96	176
D. Rimanenze finali	(14)	1		(13)

La voce C.2 comprende il rigiro a conto economico delle riserve AFS riferite ai titoli di capitale ceduti dalla Capogruppo nel corso dell'esercizio 2006, come riportato nella successiva Sezione 15.9.1, nonché il sopra menzionato utilizzo delle riserve relative alle "Leggi speciali di rivalutazione".

15.7.2 Di pertinenza delle imprese di assicurazione

	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali di rivalutazione	Totale
A. Esistenze iniziali	4			4
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni	3			3
C1. Riduzioni di fair value				
C2. Altre variazioni	3			3
D. Rimanenze finali	1			1

La voce C2 "Altre varizioni" si riferisce al decremento prodotto dalle cessioni relative al riposizionamento del portafoglio degli investimenti correlati alle polizze con rischio a carico degli assicurati, effettuato dalla Centrovita Assicurazioni S.p.A. nel secondo semestre dell'esercizio 2006, coerentemente con le politiche di *asset allocation* stabilite dalla compagnia.

15.8 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	6	(2)	1		7	(2)	6	(1)	16,7%	100,0%
2. Titoli di capitale	11	(32)			11	(32)	68	(28)	-83,8%	14,3%
3. Quote di O.I.C.R.	4	(1)			4	(1)	1		300,0%	-100,0%
4. Finanziamenti										
Totale	21	(35)	1		22	(35)	75	(29)	-70,7%	20,7%

Il significativo decremento delle riserve positive su titoli di capitale è interamente riferito al rigiro a conto economico prodotto dalla cessione di alcune partecipazioni minoritarie, come dettagliato nella successiva Sezione 15.9.1.

15.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

15.9.1 Di pertinenza del gruppo bancario

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	**1**	**40**	**1**		**42**
2. Variazioni positive	**8**	**16**	**4**		**28**
2.1 Incrementi di fair value	6	13	4		23
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo	1				1
2.3 Altre variazioni	1	3			4
3. Variazioni negative	**5**	**76**	**3**		**84**
3.1 Riduzioni di fair value	3	4	2		9
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive: da realizzo	1	70	1		72
3.4 Altre variazioni	1	2			3
4. Rimanenze finali	**4**	**(20)**	**2**		**(14)**

Il rigiro a conto economico delle riserve positive da valutazione su titoli di capitale si riferisce principalmente alle cessioni, operate dalla Capogruppo nel corso dell'esercizio 2006, delle partecipazioni minoritarie in Sanpaolo IMI S.p.A, Parmalat S.p.A e Fondiaria-SAI S.p.A, per importi rispettivamente pari a 60 milioni di euro, 2 milioni di euro e 7 milioni di euro.

15.9.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	4				4
2. Variazioni positive					
2.1 Incrementi di fair value					
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo					
2.3 Altre variazioni					
3. Variazioni negative	3				3
3.1 Riduzioni di fair value					
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive: da realizzo					
3.4 Altre variazioni	3				3
4. Rimanenze finali	1				1

Sezione 16 - Patrimonio di pertinenza di terzi -Voce 210

16.1 Patrimonio di pertinenza di terzi: composizione

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Capitale					
2. Sovrapprezzi di emissione					
3. Riserve	86	25	111	39	184,6%
4. (Azioni proprie)					
5. Riserve da valutazione	1	1	2	30	-93,3%
6. Strumenti di capitale					
7. Utile (Perdita) dell'esercizio di pertinenza di terzi	23	8	31	26	19,2%
Totale	**110**	**34**	**144**	**95**	**51,6%**

L'incremento della voce "Riserve", pari a 72 milioni di euro, si riferisce per 25 milioni di euro alla capitalizzazione dell'utile dell'esercizio precedente e per 39 milioni di euro all'aumento dell'interessenza delle *minorities* prodotto dall'estinzione, avvenuta nell'esercizio 2006, delle *put options* sulle azioni della Cassa di Risparmio della Spezia S.p.A. e della Cassa di Risparmio di Orvieto S.p.A.

16.2 Riserve da valutazione di pertinenza di terzi: composizione

Voci/Componenti	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	1	1	2	4	-50,0%
2. Attività materiali				1	-100,0%
3. Attività immateriali					
4. Copertura di investimenti esteri					
5. Copertura dei flussi finanziari					
6. Differenze di cambio					
7. Attività non correnti in via di dismissione					
8. Leggi speciali di rivalutazione				25	-100,0%
Totale	**1**	**1**	**2**	**30**	**-93,3%**

Il decremento del patrimonio di pertinenza di terzi relativo alle "Attività materiali" ed alle "Leggi speciali di rivalutazione" è dovuto agli aumenti gratuiti di capitale sociale operati dalle banche del Gruppo nel corso dell'esercizio 2006.

16.3 Strumenti di capitale: composizione e variazioni annue

Al 31 dicembre 2006 non sono presenti strumenti di capitale di pertinenza di terzi.

16.4 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/valori	Gruppo bancario		Imprese di assicurazione		Totale	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	1		1		2	
2. Titoli di capitale						
3. Quote di O.I.C.R.						
4. Finanziamenti						
Totale	1		1		2	

16.5 Riserve da valutazione : variazioni annue

16.5.1 Di pertinenza del gruppo bancario

	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali rivalutazione	**Totale**
A. Esistenze iniziali	1	1	25	27
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni		1	25	26
C1. Riduzioni di fair value				
C2. Altre variazioni		1	25	26
D. Rimanenze finali	1			1

Il decremento del patrimonio di pertinenza di terzi relativo alle "Attività materiali" ed alle "Leggi speciali di rivalutazione" è dovuto agli aumenti gratuiti di capitale sociale operati dalle banche del Gruppo nel corso dell'esercizio 2006.

16.5.1 Di pertinenza delle imprese di assicurazione

	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali rivalutazione	**Totale**
A. Esistenze iniziali	3			3
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni	2			2
C1. Riduzioni di fair value	2			2
C2. Altre variazioni				
D. Rimanenze finali	1			1

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Garanzie rilasciate di natura finanziaria				
a) Banche	13	13	33	-60,6%
b) Clientela	587	587	644	-8,9%
2) Garanzie rilasciate di natura commerciale				
a) Banche	46	46	41	12,2%
b) Clientela	301	301	315	-4,4%
3) Impegni irrevocabili a erogare fondi				
a) Banche				
i) a utilizzo certo	345	345	395	-12,7%
ii) a utilizzo incerto	25	25	21	19,0%
b) Clientela				
i) a utilizzo certo	172	172	296	-41,9%
ii) a utilizzo incerto	173	173	602	-71,3%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	6	6	7	-14,3%
5) Attività costituite in garanzia di obbligazioni di terzi				
6) Altri impegni	28	28	62	-54,8%
Totale	**1.696**	**1.696**	**2.416**	**-29,8%**

La rilevante diminuzione della voce 3) b deriva dal minor ammontare degli impegni relativi ai mutui e conti correnti ipotecari determinati, laddove applicabile, sulla base degli stati di avanzamento lavori.
La voce 4) "Impegni sottostanti ai derivati su crediti: vendite di protezione" si riferisce alle garanzie finanziarie rilasciate che non hanno i requisiti per essere incluse tra i derivati su crediti in base ai principi IAS/IFRS.

2. Attività costituite a garanzia di proprie passività e impegni

Portafogli	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie detenute per la negoziazione			
2. Attività finanziarie valutate al fair value			
3. Attività finanziarie disponibili per la vendita	1.338	1.193	12,2%
4. Attività finanziarie detenute sino alla scadenza			
5. Crediti verso banche			
6. Crediti verso clientela			
7. Attività materiali			

La voce 3 "Attività finanziarie disponibili per la vendita" è pressoché interamente costituita da titoli a garanzia di operazioni di "pronti contro termine" di raccolta.

3. Informazioni sul leasing operativo

Gli ammontari dei canoni relativi alle operazioni in essere alla data di chiusura nell'esercizio non sono da ritenersi rilevanti.

4. Composizione degli investimenti a fronte delle polizze unit-linked e index-linked

Si riporta il dettaglio delle attività e delle passività a fronte delle polizze *unit-linked* e *index-linked*, esposto nel formato previsto dalle disposizioni ISVAP.

	31 dicembre 2006	31 dicembre 2005	variazioni %
Attività finanziarie in bilancio	1.669	1.786	-6,6%
Passività in bilancio			
Totale attività nette	**1.669**	**1.786**	**-6,6%**
Passività finanziarie in bilancio	1.669	1.786	-6,6%
Riserve tecniche in bilancio			
Totale passività	**1.669**	**1.786**	**-6,6%**

Gli importi di cui sopra sono riferiti, per entrambi gli esercizi, agli investimenti di "Classe D.I.", ovvero ad investimenti in polizze il cui rischio è a carico degli assicurati; tali valori corrispondono alle risultanze esposte nello stato patrimoniale di Centrovita Assicurazioni S.p.A. alle righe 57 dell'attivo e 127 del passivo per l'esercizio 2006 ed alle righe 237 dell'attivo e 307 del passivo per l'esercizio precedente.

5. Gestione e intermediazione per conto terzi: gruppo bancario

Tipologia servizi	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Negoziazione di strumenti finanziari per conto di terzi			
a) acquisti			
1. regolati			
2. non regolati			
b) vendite			
1. regolate			
2. non regolate			
2. Gestioni patrimoniali			
a) individuali	2.776	3.479	-20,2%
b) collettive		4	-100,0%
3. Custodia e amministrazione di titoli			
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)			
1. titoli emessi dalle società incluse nel consolidamento	15	1.364	-98,9%
2. altri titoli	54	2.661	-98,0%
b) altri titoli di terzi in deposito (escluse gestioni patrimoniali): altri			
1. titoli emessi dalle società incluse nel consolidamento	4.673	2.776	68,3%
2. altri titoli	17.089	12.339	38,5%
c) titoli di terzi depositati presso terzi	21.409	18.231	17,4%
d) titoli di proprietà depositati presso terzi	3.091	2.730	13,2%
4. Altre operazioni			

PARTE C - INFORMAZIONI SUL CONTO ECONOMICO CONSOLIDATO

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

1.1.1 Di pertinenza del gruppo bancario

	Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2006	31 dicembre 2005	variazioni %
		Titoli di debito	Finanziamenti					
1	Attività finanziarie detenute per la negoziazione	15				15	60	-75,00%
2	Attività finanziarie valutate al fair value							
3	Attività finanziarie disponibili per la vendita	58				58	4	n.s.
4	Attività finanziarie detenute sino alla scadenza							
5	Crediti verso banche		48		6	54	30	80,00%
6	Crediti verso clientela		701	15		716	605	18,35%
7	Derivati di copertura				7	7	12	-41,67%
8	Attività finanziarie cedute non cancellate						1	-100,00%
9	Altre attività				2	2	1	100,00%
	Totale	73	749	15	15	852	713	19,50%

1.1.2 Di pertinenza delle imprese di assicurazione

	Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2006	31 dicembre 2005	variazioni %
		Titoli di debito	Finanziamenti					
1	Attività finanziarie detenute per la negoziazione	1				1	1	0,00%
2	Attività finanziarie valutate al fair value	2				2	4	-50,00%
3	Attività finanziarie disponibili per la vendita	33				33	31	6,45%
4	Attività finanziarie detenute sino alla scadenza							
5	Crediti verso banche							
6	Crediti verso clientela						1	-100,00%
7	Derivati di copertura							
8	Attività finanziarie cedute non cancellate							
9	Altre attività							
	Totale	36				36	37	-2,70%

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura

Voci/Settori	Gruppo bancario	Imprese di assicurazione	Altre imprese	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Differenziali positivi relativi a operazioni di:						
A.1 Copertura specifica del fair value di attività						
A.2 Copertura specifica del fair value di passività	31			31	31	0,0%
A.3 Copertura generica del rischio di tasso di interesse						
A.4 Copertura specifica dei flussi finanziari di attività						
A.5 Copertura specifica dei flussi finanziari di passività						
A.6 Copertura generica dei flussi finanziari						
Totale differenziali positivi (A)	31			31	31	0,0%
B. Differenziali negativi relativi a operazioni di:						
B.1 Copertura specifica del fair value di attività						
B.2 Copertura specifica del fair value di passività	(24)			(24)	(19)	26,3%
B.3 Copertura generica del rischio di tasso di interesse						
B.4 Copertura specifica dei flussi finanziari di attività						
B.5 Copertura specifica dei flussi finanziari di passività						
B.6 Copertura generica dei flussi finanziari						
Totale differenziali negativi (B)	(24)			(24)	(19)	26,3%
C. Saldo (A-B)	7			7	12	-41,7%

Il decremento della voce C. "Saldo (A-B)" è legato alla copertura realizzata dal Gruppo sulle proprie emissioni obbligazionarie strutturate e lineari a tasso fisso, in considerazione dell'andamento della curva dei tassi nel periodo di riferimento.

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta

Al 31 dicembre 2006 gli interessi attivi su operazioni in valuta ammontavano a 10 milioni di euro.

1.3.2 Interessi attivi su operazioni di locazione finanziaria

Al 31 dicembre 2006 non sono presenti interessi attivi su operazioni di locazione finanziaria di importo superiore ad un milione di euro.

1.3.3 Interessi attivi su crediti con fondi di terzi in amministrazione

Al 31 dicembre 2006 non sono presenti interessi attivi su crediti con fondi di terzi in amministrazione di importo superiore ad un milione di euro.

1.4 Interessi passivi e oneri assimilati: composizione

1.4.1. di pertinenza del gruppo bancario

	Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2006	31 dicembre 2005	variazioni %
1.	Debiti verso banche	(34)			(34)	(19)	78,9%
2.	Debiti verso clientela	(120)		(2)	(122)	(86)	41,9%
3.	Titoli in circolazione		(156)		(156)	(130)	20,0%
4.	Passività finanziarie di negoziazione					(2)	-100,0%
5.	Passività finanziarie valutate al fair value						
6.	Passività finanziarie a fronte di attività cedute non cancellate						
7.	Altre passività			(5)	(5)	(8)	-37,5%
8.	Derivati di copertura						
	Totale	(154)	(156)	(7)	(317)	(245)	29,4%

1.4.2. di pertinenza delle imprese di assicurazione

	Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2006	31 dicembre 2005	variazioni %
1.	Debiti verso banche	(1)			(1)	(1)	0,0%
2.	Debiti verso clientela						
3.	Titoli in circolazione						
4.	Passività finanziarie di negoziazione					(1)	-100,0%
5.	Passività finanziarie valutate al fair value						
6.	Passività finanziarie a fronte di attività cedute non cancellate						
7.	Altre passività						
8.	Derivati di copertura						
	Totale	(1)			(1)	(2)	-50,0%

1.6 Interessi passivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta
Al 31 dicembre 2006 gli interessi passivi su operazioni in valuta ammontavano a 14 milioni di euro.

1.6.2 Interessi passivi su passività per operazioni di locazione finanziaria
Al 31 dicembre 2006 non sono presenti interessi passivi su operazioni di locazione finanziaria di importo superiore ad un milione di euro.

1.6.3 Interessi passivi su fondi di terzi in amministrazione
Al 31 dicembre 2006 non sono presenti interessi passivi su fondi di terzi in amministrazione di importo superiore ad un milione di euro.

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

2.1.1 Di pertinenza del gruppo bancario

Tipologia servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie rilasciate	8	7	14,3%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	125	120	4,2%
1. negoziazione di strumenti finanziari	3	2	50,0%
2. negoziazione di valute	3	3	0,0%
3. gestioni patrimoniali	86	78	10,3%
3.1. individuali	*18*	*18*	0,0%
3.2. collettive	*68*	*60*	13,3%
4. custodia e amministrazione di titoli	3	4	-25,0%
5. banca depositaria		1	-100,0%
6. collocamento di titoli	13	19	-31,6%
7. raccolta ordini	6	5	20,0%
8. attività di consulenza			
9. distribuzione di servizi di terzi	11	8	37,5%
9.1. gestioni patrimoniali	1	1	0,0%
9.1.1. individuali	1	1	0,0%
9.1.2. collettive			
9.2. prodotti assicurativi	9	7	28,6%
9.3. altri prodotti	1		100,0%
d) servizi di incasso e pagamento	72	69	4,3%
e) servizi di servicing per operazioni di cartolarizzazione	5	5	0,0%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie		32	-100,0%
h) altri servizi	63	65	-3,1%
Totale	273	298	-8,4%

Al 31 dicembre 2006 il saldo della voce g) risulta pari a zero in seguito alla cessione delle società di riscossione tributi Cerit S.p.A. e Srt S.p.A a Riscossione Tributi S.p.A., avvenuta nel corso dell'esercizio 2006.

2.1.2 Di pertinenza delle imprese di assicurazione

Tipologia servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie rilasciate			
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:			
1. negoziazione di strumenti finanziari			
2. negoziazione di valute			
3. gestioni patrimoniali			
3.1. individuali			
3.2. collettive			
4. custodia e amministrazione di titoli			
5. banca depositaria			
6. collocamento di titoli			
7. raccolta ordini			
8. attività di consulenza			
9. distribuzione di servizi di terzi			
9.1. gestioni patrimoniali			
9.1.1. individuali			
9.1.2. collettive			
9.2. prodotti assicurativi	12	19	-36,8%
9.3. altri prodotti			
d) servizi di incasso e pagamento			
e) servizi di servicing per operazioni di cartolarizzazione			
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi			
Totale	12	19	-36,8%

La riduzione delle commissioni attive relative ai prodotti assicurativi è dovuta alla riclassifica delle commissioni sui prodotti assicurativi secondo il disposto dell'IFRS 4.

2.2 Commissioni attive: canali distributivi dei prodotti e servizi: gruppo bancario

Canali/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) presso propri sportelli:	115	119	-3,4%
1. gestioni patrimoniali	84	75	12,0%
2. collocamento di titoli	8	17	-52,9%
3. servizi e prodotti di terzi	23	27	-14,8%
b) offerta fuori sede:	7	5	40,0%
1. gestioni patrimoniali	2	3	-33,3%
2. collocamento di titoli	5	2	150,0%
3. servizi e prodotti di terzi			
c) altri canali distributivi:			
1. gestioni patrimoniali			
2. collocamento di titoli			
3. servizi e prodotti di terzi			

La tabella costituisce il dettaglio delle voci c)3., 6. e 9. delle Sezione 2.1.1 e 2.1.2.

2.3 Commissioni passive: composizione

2.3.1 Di pertinenza del gruppo bancario

Servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie ricevute	(1)	(1)	0,0%
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(26)	(24)	8,3%
1. negoziazione di strumenti finanziari	(2)	(1)	100,0%
2. negoziazione di valute			
3. gestioni patrimoniali:	(9)	(8)	12,5%
3.1 portafoglio proprio	(9)	(8)	12,5%
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(2)	(1)	100,0%
5. collocamento di strumenti finanziari	(5)	(6)	-16,7%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(8)	(8)	0,0%
d) servizi di incasso e pagamento	(11)	(11)	0,0%
e) altri servizi	(3)	(4)	-25,0%
Totale	**(41)**	**(40)**	**2,5%**

2.3.2 Di pertinenza delle imprese di assicurazione

Servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie ricevute			
b) derivati su crediti			
c) servizi di gestione e intermediazione:			
1. negoziazione di strumenti finanziari			
2. negoziazione di valute			
3. gestioni patrimoniali:			
3.1 portafoglio proprio			
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli			
5. collocamento di strumenti finanziari	(23)	(12)	91,7%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi			
d) servizi di incasso e pagamento			
e) altri servizi			
Totale	**(23)**	**(12)**	**91,7%**

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

	Voci/Proventi	Gruppo bancario		Imprese assicurative		Altre imprese		**31 dicembre 2006**		**31 dicembre 2005**		
		dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	variazioni %
A.	Attività finanziarie detenute per la negoziazione											
B.	Attività finanziarie disponibili per la vendita	11		1				12		10		20,0%
C.	Attività finanziarie valutate al fair value											
D.	Partecipazioni		X		X		X		X		X	
	Totale							12		10		20,0%

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

4.1.1 di pertinenza del gruppo bancario

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto 31 dicembre 2006	Risultato netto 31 dicembre 2005	variazioni %
1. Attività finanziarie di negoziazione	**1**	**17**	**(1)**	**(5)**	**12**	**11**	**9,1%**
1.1 Titoli di debito		7	(1)	(4)	2	3	-33,3%
1.2 Titoli di capitale		1			1	(1)	n.s.
1.3 Quote di O.I.C.R.	1				1		100,0%
1.4 Finanziamenti							
1.5 Altre		9		(1)	8	9	-11,1%
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze di cambio	X	X	X	X	1		**100,0%**
4. Strumenti derivati							
4.1 Derivati finanziari:	**59**	**55**	**(58)**	**(41)**	**15**	**18**	**-16,7%**
- Su titoli di debito e tassi di interesse	35	49	(33)	(39)	12	16	-25,0%
- Su titoli di capitale e indici azionari	22	6	(23)	(2)	3	2	100,0%
- Su valute e oro	X	X	X	X			
- Altri	2		(2)				0,0%
4.2 Derivati su crediti							
Totale	**60**	**72**	**(59)**	**(46)**	**28**	**29**	**-3,4%**

La voce 1.5 si riferice al risultato della negoziazione di valute.

4.1.2 di pertinenza delle imprese di assicurazione

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	**Risultato netto 31 dicembre 2006**	**Risultato netto 31 dicembre 2005**	**variazioni %**
1. Attività finanziarie di negoziazione							
1.1 Titoli di debito							
1.2 Titoli di capitale							
1.3 Quote di O.I.C.R.	10				**10**	**7**	**42,9%**
1.4 Finanziamenti							
1.5 Altre							
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze							
4. Strumenti derivati							
4.1 Derivati finanziari:							
- Su titoli di debito e tassi di interesse							
- Su titoli di capitale e indici azionari							
- Su valute e oro							
- Altri							
4.2 Derivati su crediti							
Totale	**10**				**10**	**7**	**42,9%**

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori		Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
A.	**Proventi relativi a:**				
A.1	Derivati di copertura del *fair value*	61	61	94	-35,1%
A.2	Attività finanziarie coperte (*fair value*)				
A.3	Passivita' finanziarie coperte (*fair value*)	87	87	98	-11,2%
A.4	Derivati finanziari di copertura dei flussi finanziari				
A.5	Attività e passività in valuta				
Totale proventi dell'attività di copertura (A)		**148**	**148**	**192**	**-22,9%**
B.	**Oneri relativi a:**				
B.1	Derivati di copertura del *fair value*	(137)	(137)	(137)	0,0%
B.2	Attività finanziarie coperte (*fair value*)				
B.3	Passività finanziarie coperte (*fair value*)	(8)	(8)	(52)	-84,6%
B.4	Derivati finanziari di copertura dei flussi finanziari				
B.5	Attività e passività in valuta				
Totale oneri dell'attività di copertura (B)		**(145)**	**(145)**	**(189)**	**-23,3%**
C.	**Risultato netto dell'attività di copertura (A - B)**	3	3	3	**0,0%**

L'applicazione dell'*hedge accounting* ha determinato, nell'esercizio 2006, un risultato netto di 3 milioni di euro. In dettaglio, a fronte di oneri per 8 milioni di euro, derivanti dalle svalutazioni delle passività coperte, si registrano proventi per 61 milioni di euro dovuti alla rivalutazione dei derivati di copertura. Dall'altro lato, a fronte di proventi per rivalutazioni delle passività coperte per 87 milioni di euro, si registrano oneri per 137 milioni di euro relativi alle svalutazioni dei derivati di copertura.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali	Gruppo Bancario			Imprese di assicurazione			31 dicembre 2006			31 dicembre 2005			variazioni % del risultato netto
	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	
Attività finanziarie													
1. Crediti verso banche													
2. Crediti verso clientela													
3. Attività finanziarie disponibili per la vendita													
3.1 Titoli di debito	1	(4)	(3)				1	(4)	(3)	4	(3)	1	-400,0%
3.2 Titoli di capitale	112		112	2		2	114		114	11		11	n.s.
3.3 Quote di O.I.C.R.	2		2				2		2				100,0%
3.4 Finanziamenti													
4. Attività finanziarie detenute sino alla scadenza													
Totale attività	115	(4)	111	2			117	(4)	113	15	(3)	12	n.s.
Passività finanziarie													
1. Debiti verso banche													
2. Debiti verso clientela													
3. Titoli in circolazione	3		3				3		3	2		2	50,0%
Totale passività	3		3				3		3	2		2	50,0%

Al 31 dicembre 2006 la voce 3.2 relativa alle attività finanziarie si riferisce alla cessione delle partecipazioni minoritarie in Sanpaolo IMI S.p.A. per 92 milioni di euro ed in Fondiaria-Sai S.p.A. per 8 milioni di euro.

Sezione 7 - Il risultato netto delle attività e passività finanziarie valutate al *fair value* - Voce 110

7.1 Variazione netta di valore delle attività/passività finanziarie valutate al fair value: composizione

7.1.1 Di pertinenza delle imprese di assicurazione

	31 dicembre 2006					31 dicembre 2005	
Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da realizzo (B)	Minusvalenze (C)	Perdite da realizzo (D)	Risultato netto	Risultato netto	variazioni %
1. Attività finanziarie							
1.1 Titoli di debito	5	43	(30)	(2)	16	15	6,7%
1.2 Titoli di capitale							
1.3 Quote di O.I.C.R.	34	86	(60)	(6)	54	96	-43,8%
1.4 Finanziamenti							
2. Passività finanziarie							
2.1 Titoli di debito			(24)		(24)	(97)	-75,3%
2.2 Debiti verso banche							
2.3 Debiti verso clientela							
3. Attività e passività finanziarie in valuta: differenze di cambio	X	X	X	X			
4. Strumenti derivati							
4.1 Derivati finanziari:							
- su titoli di debito e tassi d'interesse							
- su titoli di capitale e indici azionari							
- su valute e oro	X	X	X	X			
- altri							
3.2 Derivati su crediti							
Totale derivati							
Totale	39	129	(114)	(8)	46	14	228,6%

La voce è esclusivamente di pertinenza del portafoglio "Fair Value Option" delle imprese di assicurazione e si riferisce alla valutazione delle polizze emesse da Centrovita Assicurazioni S.p.A. con rischio finanziario a carico degli assicurati; la crescita del contributo netto prodotto da tale tipologia di polizze è relativa alla diminuzione dei relativi componenti reddituali negativi, principalmente rappresentati da accantonamenti a riserve tecniche.

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

8.1.1 Di pertinenza del gruppo bancario

Operazioni/ componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006	31 dicembre 2005	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Crediti verso banche									(1)	-100,0%
B. Crediti verso clientela	(16)	(84)	(37)	12	49	4	24	(48)	(52)	-7,7%
C. Totale	(16)	(84)	(37)	12	49	4	24	**(48)**	**(53)**	**-9,4%**

Le rettifiche/riprese specifiche si riferiscono alle valutazioni analitiche, mentre le rettifiche/riprese di portafoglio si riferiscono alle valutazioni collettive.

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

8.2.1 Di pertinenza del gruppo bancario

Operazioni/ Componenti reddituali	Rettifiche di valore (1)		Riprese di valore (2)		31 dicembre 2006	31 dicembre 2005	variazioni %
	Specifiche		Specifiche				
	Cancellazioni	Altre	A	B			
A. Titoli di debito							
B. Titoli di capitale		(1)	X	X	(1)	(2)	-50,0%
C. Quote OICR			X				
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale		**(1)**			**(1)**	**(2)**	**-50,0%**

Legenda
A= da interessi
B= altre riprese

Al 31 dicembre 2006 la voce "Titoli di capitale" si riferisce alle rettifiche di valore durature operate sulle partecipazioni minoritarie Sanpaolo IMI Private Equity Scheme B.V. per 0,6 milioni di euro ed Edizioni Design S.r.l. per 0,3 milioni di euro.

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione

8.4.1 Di pertinenza del gruppo bancario

Operazioni/ Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006	31 dicembre 2005	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Garanzie rilasciate		(1)	(1)					(2)	(2)	0,0%
B. Derivati su crediti										
C. Impegni ad erogare fondi										
D. Altre operazioni										
D. Totale		(1)	(1)					(2)	(2)	0,0%

Le rettifiche di valore specifiche di cui alla voce "Garanzie rilasciate" si riferiscono a crediti di firma in sofferenza, mentre le rettifiche di valore di portafoglio si riferiscono alla valutazione collettiva dei crediti di firma *in bonis*.

Legenda
A= interessi
B= altre riprese

Sezione 9 - Premi netti - Voce 150

9.1 Premi netti: composizione

Premi derivanti dall'attività assicurativa	Lavoro diretto	Lavoro indiretto	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Ramo Vita					
A.1 Premi lordi contabilizzati (+)	590		590	376	56,9%
A.2 Premi ceduti in riassicurazione (-)		X			
A.3 Totale	590		590	376	56,9%
B. Ramo Danni					
B.1 Premi lordi contabilizzati (+)	19		19	12	58,3%
B.2 Premi ceduti in riassicurazione (-)	(1)	X	(1)	(1)	0,0%
B.3 Variazione dell'importo lordo della riserva premi (+/-)				(1)	-100,0%
B.4 Variazione della riserva premi a carico dei riassicuratori (-/+)					
B.5 Totale	18		18	10	80,0%
C. Totale premi netti	**608**		**608**	**386**	**57,5%**

L'incremento della voce "Premi netti" è interamente ascrivibile alla crescita del volume di operazioni attive riferite a polizze con componente assicurativa rilevante emesse da Centrovita Assicurazioni S.p.A.; tale incremento trova peraltro corrispondenza nell'aumento percentuale dei costi per riserve tecniche a fronte delle polizze stipulate con rischio a carico della compagnia, come riportato nella successiva Sezione 10.1.

Di seguito viene riportata la composizione della voce "Risultato netto della gestione assicurativa", che ai fini della redazione dello schema di conto economico consolidato è stata inserita per rappresentare in un'unica componente reddituale le voci 110, 150 e 160 del suddetto schema, riferite esclusivamente al comparto assicurativo.

	31 dicembre 2006	31 dicembre 2005	variazioni %
110. Risultato netto delle attività e passività valutate al *fair value*	46	14	228,6%
150. Premi netti	608	386	57,5%
160. Saldo altri proventi ed oneri della gestione assicurativa	-630	-395	59,5%
TOTALE	24	5	380,0%

La significativa crescita del contributo reddituale del comparto assicurativo, rappresentato da Centrovita Assicurazioni S.p.A., deriva dal successo della "spinta" commerciale sui prodotti di bancassicurazione, prevalentemente di polizze di Ramo III° con componente assicurativa rilevante, che ha generato il significativo incremento dei premi netti ed il corrispondente incremento degli oneri della gestione assicurativa; si segnala inoltre che in applicazione dell'IFRS 4 sono stati riclassificati alla voce 110. i premi e gli oneri relativi a polizze con rischio prevalentemente a carico dell'assicurato (polizze *index-linked*), linea di prodotto che ha registrato una rilevante crescita reddituale nel corso dell'esercizio 2006, come indicato nella precedente Sezione 7.

Sezione 10 - Saldo altri proventi e oneri della gestione assicurativa - Voce 160

10.1 Saldo altri proventi e oneri della gestione assicurativa: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Variazione netta delle riserve tecniche	(479)	(312)	53,5%
2. Sinistri di competenza pagati nell'esercizio	(137)	(67)	104,5%
3. Altri proventi e oneri della gestione assicurativa	(14)	(16)	-12,5%
Totale	**(630)**	**(395)**	**59,5%**

L'incremento dei costi rappresentati dalle riserve tecniche, rappresentati nella voce 1., è direttamente riferito all'aumento dei volumi di polizze collocate rispetto all'esercizio precedente.
L'incremento dei sinistri di competenza pagati nell'esercizio, di cui alla voce 2., è relativa alle polizze "index linked" scadute nel corso dell'esercizio, dettagliate nella successiva Sezione 10.3.

10.2 Composizione della sottovoce "Variazione netta delle riserve tecniche"

Variazione netta delle riserve tecniche	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Ramo vita			
A. Riserve matematiche	(49)	(31)	58,1%
A.1 Importo lordo annuo	*(49)*	*(31)*	*58,1%*
A.2 (-) Quote a carico dei riassicuratori			
B. Altre riserve tecniche	(1)	(1)	0,0%
B.1 Importo lordo annuo	*(1)*	*(1)*	*0,0%*
B.2 (-) Quote a carico dei riassicuratori			
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati	(429)	(280)	53,2%
C.1 Importo lordo annuo	*(429)*	*(280)*	*53,2%*
C.2 (-) Quote a carico dei riassicuratori			
Totale "riserve ramo vita"	**(479)**	**(312)**	**53,5%**
2. Ramo danni			
Variazioni delle altre riserve tecniche del ramo danni diverse dalle riserve sinistri al netto delle cessioni in riassicurazione			

10.3 Composizione della sottovoce "Sinistri di competenza dell'esercizio"

Oneri per sinistri	31 dicembre 2006	31 dicembre 2005	variazioni %
Ramo vita: oneri relativi ai sinistri, al netto delle cessioni in riassicurazione			
A. Importi pagati	(121)	(69)	75,4%
A.1 Importo lordo annuo	*(121)*	*(69)*	*75,4%*
A.2 (-) Quote a carico dei riassicuratori			
B. Variazione della riserva per somme da pagare	(15)	3	n.s.
B.1 Importo lordo annuo	*(15)*	*3*	*n.s.*
B.2 (-) Quote a carico dei riassicuratori			
Totale sinistri ramo vita	**(136)**	**(66)**	**106,1%**
Ramo danni: oneri relativi ai sinistri, al netto dei recuperi e delle cessioni in riassicurazione			
C. Importi pagati	(1)	(1)	0,0%
C.1 Importo lordo annuo	*(1)*	*(1)*	*0,0%*
C.2 (-) Quote a carico dei riassicuratori			
D. Variazione dei recuperi al netto delle quote a carico dei riassicuratori			
E. Variazioni della riserva sinistri			
E.1 Importo lordo annuo			
E.2 (-) Quote a carico dei riassicuratori			
Totale sinistri ramo danni	**(1)**	**(1)**	**0,0%**

10.4 Composizione della sottovoce "Altri proventi ed oneri della gestione assicurativa"

	31 dicembre 2006	31 dicembre 2005	variazioni %
Ramo vita	(12)	(15)	-20,0%
Ramo danni	(2)	(1)	100,0%
Totale altri proventi e oneri della gestione assicurativa	**(14)**	**(16)**	**-12,5%**

Sezione 11 - Le spese amministrative - Voce 180

11.1 Spese per il personale: composizione

Tipologia di spesa/Settori	Gruppo bancario	Imprese assicurative	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Personale dipendente					
a) salari e stipendi	275	2	277	274	1,1%
b) oneri sociali	70		70	67	4,5%
c) indennità di fine rapporto	1		1	1	0,0%
d) spese previdenziali					
e) accantonamento al trattamento di fine rapporto	16		16	24	-33,3%
f) accantonamento al fondo trattamento di quiescenza e simili:	16		16	21	-23,8%
- a contribuzione definita	*8*		*8*	*15*	-46,7%
- a prestazione definita	*8*		*8*	*6*	33,3%
g) versamenti ai fondi di previdenza complementare esterni:	1		1		100,0%
- a contribuzione definita	*1*		*1*		*100,0%*
- a prestazione definita					
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali					
i) altri benefici a favore dei dipendenti	7		7	8	-12,5%
2) Altro personale	8		8	6	33,3%
3) Amministratori	3	1	4	3	33,3%
Totale	**397**	**3**	**400**	**404**	**-1,0%**

11.2 Numero medio dei dipendenti per categoria: gruppo bancario

	31 dicembre 2006	31 dicembre 2005	Variazioni %
Personale dipendente:			
a) dirigenti	106	107	-0,9%
b) Totale quadri direttivi	1.504	1.594	-5,6%
- di 3° e 4° livello	*632*	*681*	*-7,2%*
c) restante personale dipendente	3.877	4.047	-4,2%
Altro personale	13	8	62,5%
Totale	**5.500**	**5.756**	**-4,4%**

La diminuzione del numero medio dei dipendenti deriva, per complessive 211 unità, dalla cessione delle società di riscossione tributi SRT S.p.A. e Cerit S.p.A. a Riscossione S.pA., avvenuta nel corso dell'esercizio 2006.

11.3 Fondi di quiescenza aziendali a prestazione definita: totale costi

Per quanto riguarda i suddetti costi si rimanda alla Sezione 12 della Parte B - Passivo della presente nota integrativa.

11.4 Altri benefici a favore dei dipendenti

Non si segnalano ulteriori rilevanti benefici a favore dei dipendenti oltre quelli compresi nella Sezione 11.1, voce 1), lettera i).

11.5 Altre spese amministrative: composizione

Voci/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
Fitti per immobili	19	16	18,8%
Manutenzione ordinaria	5	8	-37,5%
Altre spese per immobili	1	1	0,0%
Spese postali	9	10	-10,0%
Spese telefoniche	6	4	50,0%
Energia elettrica, riscaldamento e altro	7	7	0,0%
Costi "ICT" e di outsourcing	29	59	-50,8%
Locazione macchine e software	*4*	*15*	*-73,3%*
Manutenzione hardware e software	*3*	*1*	*200,0%*
Servizi elaborazione dati da terzi	*4*	*12*	*-66,7%*
Trasmissione dati	*6*	*15*	*-60,0%*
Costi di back office	*12*	*16*	*-25,0%*
Pubblicità	8	8	0,0%
Spese per marketing e rappresentanza	4	4	0,0%
Spese legali recupero crediti	7	6	16,7%
Spese per altre consulenze professionali	11	9	22,2%
Trasporti	6	5	20,0%
Informazioni e visure	1	1	0,0%
Assicurazioni	8	7	14,3%
Vigilanza e sicurezza	3	3	0,0%
Spese per pulizie	6	6	0,0%
Stampati e cancelleria	4	4	0,0%
Spese organi collegiali	1	1	0,0%
Contribuzioni varie e liberalità		1	-100,0%
Spese diverse	13	22	-40,9%
Imposta di bollo e bollati vari	40	35	14,3%
Imposta comunale sugli immobili	2	2	0,0%
Altre imposte indirette	11	10	10,0%
Totale	**201**	**229**	**-12,2%**

Si precisa che le "Altre spese amministrative" sono pressoché interamente riferite al Gruppo bancario.
Le rilevanti variazioni delle spese di cui alle sottovoci "Costi ICT e di outsourcing" derivano dalle diverse modalità di fatturazione da parte della controllata società strumentale Infogroup S.p.A., che ha acquisito a partire dal 1° gennaio 2006 tutte le attività del Gruppo relative alla fornitura dei servizi di *Information Technology*, precedentemente forniti da società terze; tale circostanza ha comportato l'imputazione di una rilevante quota delle suddette spese nella voce di conto economico consolidato 220 "Altri oneri e proventi di gestione", che ricomprende tutti i costi ed i ricavi industriali delle società strumentali

Sezione 12 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 190

12.1 Accantonamenti netti ai fondi per rischi e oneri: composizione

	31 dicembe 2006	31 dicembe 2005	variazioni %
Rischi ed oneri relativi al personale	(16)	(5)	220,0%
Rischi ed oneri su crediti cartolarizzati	2	(1)	n.s.
Rischi ed oneri diversi (cause legali ed altri rischi)	(18)	(11)	63,6%
Totale	(32)	(17)	88,2%

L'incremento degli accantonamenti ai fondi rischi e oneri è sostanzialmente dovuto alle ulteriori esigenze manifestatesi nell'esercizio 2006.

Sezione 13 - Rettifiche/riprese di valore nette su attività materiali - Voce 200

13.1. Rettifiche di valore nette su attività materiali: composizione

13.1.1 Di pertinenza del gruppo bancario

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	31 dicembre 2006 (a + b - c)	31 dicembre 2005	variazioni %
A. Attività materiali						
A.1 Di proprietà						
- Ad uso funzionale	(24)			(24)	(26)	-7,69%
- Per investimento						
A.2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	(24)			(24)	(26)	-7,69%

La diminuzione delle rettifiche di valore delle attività materiali ad uso funzionale risente anche della modifica alla vita utile residua degli immobili, apportata da alcune società del Gruppo ai sensi del paragrafo 51 dello IAS 16; tale modifica, che nell'anno 2006 ha comportato l'iscrizione di minori ammortamenti pari a circa 2 milioni di euro, è stata effettuata in seguito alle risultanze di apposite perizie svolte da professionisti iscritti agli albi.

13.1.2 Di pertinenza delle imprese di assicurazione

Il relativo ammontare non è rilevante.

Sezione 14 - Rettifiche/riprese di valore nette su attività immateriali - Voce 210

14.1 Rettifiche di valore nette di attività immateriali: composizione

14.1.1 Di pertinenza del gruppo bancario

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	31 dicembre 2006 (a + b - c)	31 dicembre 2005	variazioni %
A. Attività immateriali						
A.1 Di proprietà						
- Generate internamente dall'azienda	(1)			(1)	(3)	-66,7%
- Altre	(16)			(16)	(22)	-27,3%
A.2 Acquisite in locazione finanziaria						
Totale	(17)			(17)	(25)	-32,0%

La diminuzione delle rettifiche di valore di attività immateriali è principalmente riconducibile al completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati dalla Capogruppo in occasione della transizione all'euro.

14.1.2 Di pertinenza delle imprese di assicurazione

Il relativo ammontare non è rilevante.

Sezione 15 - Gli altri oneri e proventi di gestione - Voce 220

15.1 Altri oneri di gestione: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Oneri per acquisizione affari e servizi	(5)	(3)	66,7%
Retrocessioni e abbuoni alla clientela	(2)	(1)	100,0%
Perdite per rapine in franchigia assicurativa	(1)	(1)	0,0%
Sopravvenienze passive	(11)	(3)	266,7%
Rifusione interessi e bonifici	(2)	(1)	100,0%
Costi industriali delle società strumentali	(34)	(17)	100,0%
Altri oneri diversi	(5)	(4)	25,0%
Totale	**(60)**	**(30)**	**100,0%**

L'aumento delle "Sopravvenienze passive" è sostanzialmente riconducibile alla definizione di operazioni fraudolente manifestatesi nell'esercizio 2006 e di altre partite contabili. I "Costi industriali delle società strumentali" si riferiscono ai costi sostenuti dalla controllata società strumentale Infogroup S.p.A. a fronte dei servizi resi sia all'esterno che all'interno del Gruppo, nonchè agli oneri rifatturati alle società del Gruppo secondo le metodologie indicate in calce alla Sezione 11.5 della presente nota integrativa.

15.2 Altri proventi di gestione: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Recupero spese su depositi a risparmio e su conti creditori	63	62	1,6%
Recupero spese da clientela per:	49	47	4,3%
- Bolli su documenti contabili	*34*	*34*	*0,0%*
- Crediti in sofferenza	*5*	*4*	*25,0%*
- Altri recuperi	*10*	*9*	*11,1%*
Fitti attivi su immobili	2	2	0,0%
Aggiustamenti di consolidamento	1	9	-88,9%
Sopravvenienze attive	4	7	-42,9%
Proventi industriali delle società strumentali	18	16	12,5%
Altri proventi diversi	18	12	50,0%
Totale	**155**	**155**	**0,0%**

I "Proventi industriali delle società strumentali" si riferiscono ai servizi resi dalla controllata strumentale Infogroup S.p.A. a clienti esterni al Gruppo. Si segnala che, per maggiore chiarezza espositiva, i dati raffrontativi delle tabelle 15.1 e 15.2 sono stati predisposti tenendo conto delle riclassifiche di cui alla Parte A, Sezione 5, della presente nota integrativa, per effetto delle quali l'ammontare della voce "Aggiustamenti di consolidamento" dell'esercizio precedente è stato interessato per un importo pari a circa 5 milioni di euro.

Sezione 16 - Utili (Perdite) delle partecipazioni - Voce 240

16.1 Utili (perdite) delle partecipazioni: composizione

Componenti reddituali/ Settori	Gruppo Bancario	Imprese di assicurazione	Altre imprese	31 dicembre 2006	31 dicembre 2005
1) Imprese a controllo congiunto					
A. Proventi					
1. Rivalutazioni	53			53	53
2. Utili da cessione					
3. Riprese di valore					
4. Altre variazioni positive					
B. Oneri					
1. Svalutazioni					
2. Rettifiche di valore da deterioramento					
3. Perdite da cessione					
4. Altre variazioni negative					
Risultato netto	53			53	53
2) Imprese sottoposte a influenza notevole					
A. Proventi					
1. Rivalutazioni	4			4	8
2. Utili da cessione					
3. Riprese di valore					
4. Altre variazioni positive					
B. Oneri					
1.Svalutazioni					
2. Rettifiche di valore da deterioramento					
3. Perdite da cessione					
4. Altre variazioni negative					
Risultato netto	4			4	8
Totale	57			57	61

Gli importi sopra riportati si riferiscono agli utili di pertinenza del Gruppo conseguiti dalle società consolidate con il metodo del patrimonio netto, indicate nella Parte B, Sezione 10 - Attivo della presente nota integrativa.

Sezione 17 - Risultato netto della valutazione al *fair value* delle attività materiali e immateriali - Voce 250

17.1 Risultato netto della valutazione al fair value (o al valore rivalutato) delle attività materiali e immateriali: composizione

17.1.1 Di pertinenza del gruppo bancario

	31 dicembre 2006					31 dicembre 2005	
			Differenze di cambio				
Attività / Componenti reddituali	Rivalutazioni (a)	Svalutazioni (b)	Positive (c)	Negative (d)	**Risultato netto (a-b+c-d)**	**Risultato netto**	**variazioni %**
A. Attività materiali							
A.1 Di proprietà:							
- Ad uso funzionale						(1)	-100,0%
- Detenute a scopo di investimento	1				1	2	-50,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà:							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	1				1	1	0,0%

Sezione 19 - Utili (Perdite) da cessione di investimenti - Voce 270

19.1 Utili (perdite) da cessione di investimenti: composizione

Componenti reddituali/Settori	Gruppo bancario	Imprese di assicurazione	Altre Imprese	**31 dicembre 2006**	**31 dicembre 2005**
A. Immobili					
- Utili da cessione	2			2	4
- Perdite da cessione					
B. Altre attività					
- Utili da cessione					
- Perdite da cessione					
Risultato netto	2			2	4

Gli utili sopra esposti si riferiscono alla cessione di immobili ad uso funzionale principalmente relativi alla Capogruppo.

Sezione 20 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 290

20.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componenti reddituali/Settori	Gruppo Bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Imposte correnti (-)	(117)	(8)	(125)	(99)	26,3%
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-)					
3. Riduzione delle imposte correnti dell'esercizio (+)					
4. Variazione delle imposte anticipate (+/-)	3	(4)	(1)	(5)	-80,0%
5. Variazione delle imposte differite (+/-)	13	2	15	8	87,5%
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	**(101)**	**(10)**	**(111)**	**(96)**	**15,6%**

20.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2006	% sull'utile al lordo delle imposte	31 dicembre 2005	% sull'utile al lordo delle imposte
IRES	137	33,1%	92	34,1%
IRAP	18	4,3%	12	4,4%
Imposte sul reddito all'aliquota nominale	**155**	**37,4%**	**104**	**38,5%**
Variazioni in aumento dell' IRAP	10	2,4%	18	6,7%
Maggiore base imponibile ed aliquota effettiva	*10*	*2,4%*	*18*	*6,7%*
Totale IRAP	**28**	**6,8%**	**30**	**11,1%**
Variazioni in aumento dell' IRES	5	1,2%	3	1,1%
Costi indeducibili (minusvalenze su partecipazioni, ICI, spese personale, ecc.)	*5*	*1,2%*	*3*	*1,1%*
Variazioni in diminuzione dell' IRES	(59)	-14,3%	(29)	-10,7%
Quota esente dividendi	*(28)*	*-6,8%*	*(25)*	*-9,3%*
Effetto delle modifiche alla normativa relativa alla Participation Exemption	*(31)*	*-7,5%*	*(4)*	*-1,5%*
Totale IRES	**83**	**20,0%**	**66**	**24,4%**
Imposte sul reddito in conto economico (voce 290)	**111**	**26,8%**	**96**	**35,6%**

Si riporta di seguito il carico fiscale corrente distinto tra IRES ed IRAP:

	31 dicembre 2006	31 dicembre 2005	variazioni %
IRES	97	73	32,9%
IRAP	28	26	7,7%
Totale imposte correnti in conto economico	**125**	**99**	**26,3%**

Sezione 22 - Utile (Perdita) d'esercizio di pertinenza di terzi - Voce 330

22.1 Dettaglio della voce 330 "utile d'esercizio di pertinenza di terzi"

Componenti reddituali	31 dicembre 2006	31 dicembre 2005	Variazione %
Società consolidate integralmente	30	24	25,0%
Società consolidate con il metodo del patrimonio netto	1	2	-50,0%
Totale	**31**	**26**	**19,2%**

L'incremento registrato dalla suddetta voce rispetto all'esercizio precedente è pressoché interamente riconducibile ai positivi risultati dell'anno 2006 ottenuti dalle banche del Gruppo.

Sezione 23 - Altre informazioni

Ulteriori informazioni sull'andamento reddituale del Gruppo nell'esercizio 2006 sono fornite, anche relativamente ai diversi settori di attività in cui lo stesso opera, nella Parte D della presente nota integrativa e nella Relazione sulla Gestione consolidata.

Sezione 24 -Utile per azione

24.1 Numero medio delle azioni ordinarie a capitale diluito

Al 31 dicembre 2006 il capitale sociale della Capogruppo è pari ad euro 827.306.961, suddiviso in n° 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna.

Nel corso dell'anno 2006 il numero delle azioni ordinarie è aumentato di 241.799.947 per effetto sia degli aumenti di capitale, sia del piano di incentivazione azionaria (*stock options*), previsto dalla delibera del Consiglio di Amministrazione del 16 ottobre 2000, per un importo pari a circa 2,5 milioni di euro.

Ai fini del calcolo dell'utile "diluito" sono state aggiunte al novero delle azioni computabili quelle che potrebbero essere emesse a seguito dell'esercizio delle stock options in essere al 31 dicembre 2006, il cui contributo stimato è pari a n° 2.807.648 azioni.

Computo dell'utile base per azione	**2006**	**2005**	**Variazioni %**
Utile netto consolidato	271	149	81,9%
n° azioni computabili	1.378.844.935	1.137.044.988	21,3%
Utile base per azione (in euro)	0,1965	0,1310	50,0%
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	2.807.648	6.438.032	-56,4%
n° azioni computabili	1.381.652.583	1.143.483.020	20,8%
Utile diluito per azione (in euro)	0,1961	0,1303	50,5%

In data 5 marzo 2007 è stato eseguito il raggruppamento delle azioni ordinarie della Capogruppo, deliberato dall'Assemblea Straordinaria dei Soci dello scorso 27 aprile 2006, con riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la suddetta delibera assembleare che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute. Alla data del 26 marzo 2007, dopo il suddetto raggruppamento, l'esercizio di ulteriori stock options ha fatto salire il capitale sociale da euro 827.593.239,00 a euro 827.935.533,00 suddiviso in azioni ordinarie da 1,00 euro.
Nella sottostante tabella si riportano gli effetti che il suddetto raggruppamento ha avuto sull'utile diluito per azione dell'esercizio 2006.

Computo dell'utile base per azione post raggruppamento	
Utile netto consolidato	271
n° azioni computabili	827.306.961
Utile base per azione (in euro)	0,3276
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	1.684.589
n° azioni computabili	828.991.550
Utile diluito per azione (in euro)	0,3269

24.2 Altre informazioni

L'utile netto della Capogruppo, pari a circa 240 milioni di euro, è stato riconciliato con l'utile netto del bilancio consolidato all'interno della Relazione sulla Gestione consolidata. Si segnala inoltre che non è applicabile la fattispecie prevista dal paragrafo 73 dello IAS 33, in quanto nel computo dell'utile base e diluito per azione non sono stati utilizzati componenti di conto economico diversi da quelli richiesti dal suddetto principio.

Parte D – INFORMATIVA DI SETTORE

A. Schema Primario

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER	CLIENTI INTERNI	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)							
dicembre 2006	702,3	165,2	32,8	61,1	49,8	-7,1	1.004,1
dicembre 2005 pro-forma	642,9	144,0	29,5	58,1	66,0	-7,4	933,1
Variazione 2006/2005 (%)	9,2%	14,7%	11,2%	5,1%	-24,5%	-3,9%	7,6%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)							
dicembre 2006	203,3	62,0	19,5	46,3	-17,7	-0,3	313,0
dicembre 2005 pro-forma	152,0	42,6	18,7	43,6	10,4	0,4	267,7
Variazione 2006/2005 (%)	33,7%	45,5%	4,1%	6,2%	-270,2%	-177,2%	16,9%
UTILE NETTO (incluso pertinenza terzi) (€/mil)							
dicembre 2006	136,8	49,1	15,8	34,7	66,5	-0,3	302,6
dicembre 2005 pro-forma	86,5	33,7	14,7	29,6	9,4	0,4	174,3
Variazione 2006/2005 (%)	57,6%	45,7%	7,5%	17,1%	607,9%	-172,2%	73,6%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)							
dicembre 2006	9.802	4.825	3.929	2.754	988	-140	22.158
dicembre 2005 pro-forma	9.270	4.159	3.615	2.598	1.017	-210	20.450
Variazione 2006/2005 (%)	5,7%	16,0%	8,7%	6,0%	-2,8%	-33,0%	8,4%
TOTALE PASSIVITA' ONEROSE (€/mil)							
dicembre 2006	12.374	2.954	1.836	34	860	-234	17.825
dicembre 2005 pro-forma	11.876	2.370	1.696	28	586	-102	16.454
Variazione 2006/2005 (%)	4,2%	24,6%	8,3%	21,6%	46,9%	129,5%	8,3%
CAPITALE ALLOCATO MEDIO (€/mil)							
dicembre 2006	584	276	103	83	776		1.822
dicembre 2005 pro-forma	468	246	109	82	510		1.415
Variazione 2006/2005 (%)	24,9%	12,4%	-5,8%	0,6%	52,1%		28,8%
REDDITIVITA' ANNUALIZZATA (%)							
dicembre 2006	23,4%	17,8%	15,4%	41,8%	8,6%		16,6%
dicembre 2005 pro-forma	18,5%	13,7%	13,5%	35,9%	1,8%		12,3%
Variazione 2006/2005 (%)	4,9%	4,1%	1,9%	5,9%	6,8%		4,3%
PERSONALE (incl. tempo determinato)							
dicembre 2006	4.094	431	25	39	1.164		5.754
dicembre 2005 pro-forma	4.096	442	23	38	1.089		5.688
Variazione 2006/2005 (%)	0,0%	-2,5%	10,2%	2,6%	6,9%		1,2%

B. Schema Secondario

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per il Gruppo Banca CR Firenze.

Per ulteriori dati ed analisi riferite all'informativa di settore si rimanda a quanto riportato nella Relazione sulla Gestione consolidata.

PARTE E - INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA

PREMESSA

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione e Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura presieduta da un Consigliere di Amministrazione appositamente delegato e costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. Il Comitato Rischi si avvale del Servizio Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con l'Organo di Vigilanza e nel raffronto con eventuali benchmark esterni.
Si precisa infine che in talune tabelle della presente Parte E, per le quali la Banca d'Italia aveva consentito la non inclusione nel bilancio consolidato relativo all'esercizio 2005, non sono stati riportati i dati comparativi riferiti a tale esercizio.

SEZIONE 1 - RISCHI DEL GRUPPO BANCARIO

1.1 RISCHIO DI CREDITO

INFORMAZIONI DI NATURA QUALITATIVA

Aspetti generali

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.

Politiche di gestione del rischio di credito

Aspetti organizzativi

L'attivazione di un nuovo Modello Distributivo esteso a tutte le banche del Gruppo e caratterizzato dalla regolamentazione di processi differenziati per segmento di clientela ha comportato la creazione, all'interno della Direzioni Crediti, di aree diverse in funzione del mercato di riferimento: un'area Retail per i segmenti Business e Privati gestiti dalle filiali e un'area Imprese per i segmenti Imprese e Private banking gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo, che è separata dalla funzione deliberativa, viene assicurata dai Servizi Controllo e Segreteria Crediti attraverso la continua verifica dei livelli di rischio raggiunti e l'adozione di tempestivi interventi cautelativi a contenimento degli stessi.

Sistemi di gestione, misurazione e controllo

La Capogruppo ha definito un sistema di rating completo anche nell'ottica delle future esigenze, prescritte dalle Autorità di Vigilanza, sui requisiti minimi di capitale regolamentare. Il controllo della qualità del credito avviene attraverso il presidio sia del rischio specifico di controparte sia del rischio di portafoglio. Il sistema di rating considera tre parametri fondamentali:
- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;
- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione, mitigata dall'eventuale presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.

Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della controparte.

Per i crediti inclusi nel segmento Imprese è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi rientranti nella clientela in bonis. Tale valutazione scaturisce dal processo di analisi dei dati economico-patrimoniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti.
Relativamente ai segmenti Retail (Piccole Imprese e Privati) viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e differenziato in funzione delle diverse fasi del processo creditizio. Nelle fasi di "concessione" e "rinnovo" le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.
Per quanto riguarda i Privati è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni socio-demografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.
La fase di controllo andamentale è realizzata attraverso specifici strumenti statistici che distinguono la clientela in fasce di rischio alle quali è assegnata una differente probabilità di default.
Infine nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.
Le metodologie di misura del rischio di credito sopra descritti hanno assunto una rilevanza sempre maggiore in quanto a partire da settembre 2005 ad iniziare da Banca CR Firenze e poi nel corso del 2006 per le altre società il rating e lo scoring sono elementi essenziali per la determinazione della facoltà di erogazione degli affidamenti sia per le controparti in autonomia di funzioni centrali sia per quelle in autonomia della rete distributiva. Di conseguenza allo stato attuale i sistemi di misurazione del rischio di credito delle banche controllate risultano allineati a quelli di Banca CR Firenze.
Nel corso del 2007 proseguirà il processo di avvicinamento alle tecniche di misurazione del rischio di credito previsto dall'Accordo di Basilea 2 in stretta interazione con l'Autorità di Vigilanza a cui è demandata la validazione dei modelli interni: l'obiettivo è la revisione della modellistica con adeguamento dei sistemi di calcolo della PD, della LGD e dei Credit Conversion Factor (questi ultimi sono alla base del computo della EAD).

Tecniche di mitigazione del rischio di credito

A copertura del rischio di credito tutte le banche del Gruppo attuano una strategia prevalentemente circoscritta all'acquisizione di garanzie reali, ipotecarie e di altra natura a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca.
Il Gruppo Banca CR Firenze di norma non effettua operazioni di derivati su crediti a scopo di copertura.

Attività finanziarie deteriorate

Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti da Banca CR Firenze anche per conto delle controllate Cassa di Risparmio di Orvieto e Cassa di Risparmio di Civitavecchia e autonomamente da Cassa di Risparmio di Pistoia e Pescia e da Cassa di Risparmio della Spezia, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver esperito gli adempimenti del caso sui debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite singolarmente da ciascuna banca del Gruppo (dal Servizio Incagli) nell'ambito di una strategia unitaria.
In particolare, per l'individuazione delle posizioni incagliate, ai fini della redazione del bilancio 2006, le società hanno preso in esame solo le esposizioni debitorie uguali o superiori a 5.000 euro, il cui eventuale inserimento nella suddetta tipologia di crediti deteriorati avviene sulla base di criteri di natura oggettiva o soggettiva. Tra i parametri oggettivi rientrano il numero di rate scadute o la presenza di fatti pregiudizievoli gravi e determinano il passaggio automatico a credito deteriorato; i parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche, insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino

in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.
Si precisa peraltro che a partire dal 2 gennaio 2007 sono state introdotte una serie di modifiche relative al processo di concessione e controllo del rischio di credito, adottando metodologie connesse ai criteri di Basilea 2: la variazione più rilevante è costituita dalla nuova modalità con cui vengono individuate le partite a Default, che sono considerate tali quando sussiste una situazione affidata e/o con esposizione debitoria maggiore di zero; è stato inoltre eliminato il precedente limite di 5.000,00 euro previsto per i crediti incagliati.

Gestione dei rischi in Banca C.R. Firenze Romania S.A.

Aspetti generali

Il Consiglio di Amministrazione di Banca C.R. Firenze Romania S.A. è responsabile della definizione degli aspetti strategici e delle politiche di gestione e di controllo delle varie categorie di rischio.
Il Comitato Rischi svolge un ruolo fondamentale nella determinazione dei limiti interni nel rispetto della legislazione bancaria rumena, sia per le diverse tipologie di esposizione che per i coefficienti patrimoniali di vigilanza.
Al Servizio Pianificazione e Risk Management sono attribuite una serie di funzioni che spaziano dalla rilevazione, misurazione e monitoraggio dei rischi alla stesura di report per il Comitato Rischi e il Consiglio di Amministrazione.
Banca C.R. Firenze Romania S.A. è ancora sotto la supervisione della Banca Centrale rumena, come previsto dagli Accordi di Basilea 1; l'applicazione dei principi sanciti dall' Accordo di Basilea 2 entrerà in vigore a partire da gennaio 2008.
Il rischio più rilevante che la banca deve affrontare è quello del credito; i rischi di mercato sono assai minori dato che il portafoglio di negoziazione è esiguo. Banca C.R. Firenze Romania S.A. non effettua operazioni in derivati per conto della clientela, né effettua operazioni di copertura delle proprie passività finanziarie.

Il rischio di credito

La gestione del rischio di credito di Banca C.R. Firenze Romania S.A. si prefigge il conseguimento di livelli minimi di perdite derivanti da rischi di insolvenza e di concentrazione.
L'individuazione e la valutazione del rischio sono attività cruciali e precedono la concessione dell'affidamento: esse si concretizzano in un sistema interno di rating comprendente 5 livelli. I tassi di interesse sono stabiliti in funzione del grado di merito creditizio assegnato e delle strategie attuate in materia di "pricing" dei prestiti.
Il rischio di credito è monitorato attraverso una serie di indicatori e di limiti operativi interni: l'obiettivo di un basso profilo di rischio è stato finora conseguito dato, che il rapporto tra sofferenze e impieghi totali si mantiene sotto l'1%.
Le tecniche di mitigazione del rischio comprendono essenzialmente delle garanzie e consistono in ipoteche, pegni, fideiussioni bancarie e consegna di contante.

INFORMAZIONI DI NATURA QUANTITATIVA

A. QUALITA' DEL CREDITO

A.1 ESPOSIZIONI DETERIORATE E IN BONIS: CONSISTENZE, RETTIFICHE DI VALORE, DINAMICA, DISTRIBUZIONE ECONOMICA E TERRITORIALE

A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori di bilancio)

Portafogli/qualità	Gruppo Bancario						Altre imprese		Totale
	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Deteriorate	Altre	
1. Attività finanziarie detenute per la negoziazione						461		85	546
2. Attività finanziarie disponibili per la vendita	1					2.397		905	3.303
3. Attività finanziarie detenute sino alla scadenza									
4 Crediti verso banche						1.641		31	1.672
5. Crediti verso clientela	150	145	12	68		14.252			14.627
6. Attività finanziarie valutate al fair value								1.531	1.531
7. Attività finanziarie in corso di dismissione									
8. Derivati di copertura						7			7
Totale 31 dicembre 2006	**151**	**145**	**12**	**68**		**18.758**		**2.552**	**21.686**
Totale 31 dicembre 2005	**148**	**167**	**39**	**82**		**16.948**		**2.525**	**19.909**

A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			Totale (esposizione netta)
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	
A. Gruppo Bancario								
1. Attività finanziarie detenute per la negoziazione					X	X	461	**461**
2. Attività finanziarie disponibili per la vendita					2.397		2.397	**2.397**
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					1.641		1.641	**1.641**
5. Crediti verso clientela	587	211		376	14.310	58	14.252	**14.628**
6. Attività finanziarie valutate al fair value					X	X		
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X	7	**7**
Totale A	**587**	**211**		**376**	**18.348**	**58**	**18.758**	**19.134**
B. Altre imprese incluse nel consolidamento								
1. Attività finanziarie detenute per la negoziazione					X	X	85	**85**
2. Attività finanziarie disponibili per la vendita					905		905	**905**
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					31		31	**31**
5. Crediti verso clientela								
6. Attività finanziarie valutate al fair value					X	X	1.531	**1.531**
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X		
Totale B					**936**		**2.552**	**2.552**
Totale 31 dicembre 2006	**587**	**211**		**376**	**19.284**	**58**	**21.310**	**21.686**
Totale 31 dicembre 2005	**647**	**211**		**435**	**12.765**	**53**	**14.275**	**14.710**

A.1.3 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
A.1 Gruppo Bancario				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese		X		
f) Altre attività	2.840	X		2.840
TOTALE A.1	**2.840**			**2.840**
A.2 Altre imprese				
a) Deteriorate				
b) Altre	27	X		27
TOTALE A.2	**27**			**27**
TOTALE A	**2.867**			**2.867**
B. ESPOSIZIONI FUORI BILANCIO				
B.1 Gruppo Bancario				
a) Deteriorate				
b) Altre	115	X		115
TOTALE B.1	**115**			**115**
B.2 Altre imprese				
a) Deteriorate				
b) Altre		X		
TOTALE B.2				
TOTALE B	**115**			**115**

A.1.4 Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale					1
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					
B.1 ingressi da esposizioni in bonis					
B.2 trasferimenti da altre categorie di esposizioni deteriorate					
B.3 altre variazioni in aumento					
C. Variazioni in diminuzione					(1)
C.1 uscite verso esposizioni in bonis					
C.2 cancellazioni					
C.3 incassi					
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate					
C.6 altre variazioni in diminuzione					(1)
D. Esposizione lorda finale					
- di cui: esposizioni cedute non cancellate					

A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
A.1 Gruppo Bancario				
a) Sofferenze	315	164		151
b) Incagli	180	35		145
c) Esposizioni ristrutturate	15	3		12
d) Esposizioni scadute	76	8		68
e) Rischio Paese		X		
f) Altre attività	15.987	X	58	15.929
TOTALE A.1	**16.573**	**210**	**58**	**16.305**
A.2 Altre imprese				
a) Deteriorate				
b) Altre	2.552	X		2.552
TOTALE A.2	**2.552**			**2.552**
TOTALE A	**19.125**	**210**	**58**	**18.857**
B. ESPOSIZIONI FUORI BILANCIO				
B.1 Gruppo Bancario				
a) Deteriorate	12			12
b) Altre	1.572	X		1.572
TOTALE B.1	**1.584**			**1.584**
B.2 Altre imprese				
a) Deteriorate				
b) Altre		X		
TOTALE B.2				
TOTALE B	**1.584**			**1.584**

A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	**313**	**204**	**40**	**87**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**107**	**207**	**14**	**149**	
B.1 ingressi da crediti in bonis	26	148		137	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	69	28	11		
B.3 altre variazioni in aumento	12	31	3	12	
C. Variazioni in diminuzione	**105**	**231**	**38**	**168**	
C.1 uscite verso crediti in bonis		72	37	94	
C.2 cancellazioni	52				
C.3 incassi	45	83	1	42	
C.4 realizzi per cessioni	8				
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		76			
C.6 altre variazioni in diminuzione				32	
D. Esposizione lorda finale	**315**	**180**	**16**	**68**	
- di cui: esposizioni cedute non cancellate					

A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	**166**	**37**	**1**	**5**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**78**	**28**	**3**	**8**	
B.1 rettifiche di valore	61	25	2	7	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	17	3	1	1	
B.3 altre variazioni in aumento					
C. Variazioni in diminuzione	**80**	**30**	**1**	**5**	
C.1 riprese di valore da valutazione	10	8		2	
C. 2 riprese di valore da incasso	12	4	1	1	
C.3 cancellazioni	58				
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		18		2	
C.5 altre variazioni in diminuzione					
D. Rettifiche complessive finali	**164**	**35**	**3**	**8**	
- di cui: esposizioni cedute non cancellate					

A.2 CLASSIFICAZIONE DELLE ESPOSIZIONI PER CLASSI DI RATING ESTERNI E INTERNI

A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni (valori di bilancio)

Il Gruppo non dispone, alla data di chiusura dell'esercizio, di una classificazione per rating esterni delle esposizioni per cassa e "fuori bilancio".

A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni (valori di bilancio)

Esposizioni	Classi di rating interni					Totale
	Rischio alto	Rischio medio alto	Rischio medio	Rischio medio basso	Rischio basso	
A. Esposizioni per cassa	**5.144**	**4.003**	**5.913**	**2.169**	**2.307**	**19.536**
B. Derivati	**26**	**31**	**4**	**2**	**2**	**65**
B.1 Derivati finanziari	26	31	4	2	2	65
B.2 Derivati su crediti						
C. Garanzie rilasciate	**425**	**229**	**125**	**91**	**80**	**950**
D. Impegni a erogare fondi	**546**	**47**	**79**	**29**	**41**	**742**
Totale	**6.141**	**4.310**	**6.121**	**2.291**	**2.430**	**21.293**

A.3 DISTRIBUZIONE DELLE ESPOSIZIONI GARANTITE PER TIPOLOGIA DI GARANZIA

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*9.570*	*6.409*	*155*	*394*						*147*	*30*	*2.485*	***9.620***
2.1 totalmente garantite	1.528	850	16	26						144	6	572	**1.614**
2.2 parzialmente garantite	8.042	5.559	139	368						3	24	1.913	**8.006**

A.3.2 Esposizioni "fuori bilancio" verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*188*	*2*	*19*	*18*								*226*	***265***
2.1 totalmente garantite	157	2	13	12								217	**244**
2.2 parzialmente garantite	31		6	6								9	**21**

A.3.3 Esposizioni per cassa deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value) - Garanzie reali: Immobili	Titoli	Altri beni	Garanzie personali - Derivati su crediti: Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Crediti di firma: Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Totale	Eccedenza fair value, garanzia
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*253*	*244*	*167*	*5*	*4*														*84*	*260*	
2.1. oltre il 150%	5	5	6																2	8	
2.2. tra il 100% e il 150%	13	13	11																3	14	
2.3. tra il 50% e il 100%	169	168	115	3	2														59	179	
2.4. entro il 50%	66	58	35	2	2														20	59	

A.3.4 Esposizioni "fuori bilancio" deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value) - Garanzie reali: Immobili	Titoli	Altri beni	Garanzie personali - Derivati su crediti: Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Crediti di firma: Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Totale	Eccedenza fair value, garanzia
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*3*	*3*																	*1*	*1*	
2.1. oltre il 150%	1	1																	1	1	
2.2. tra il 100% e il 150%	1	1																			
2.3. tra il 50% e il 100%	1	1																			
2.4. entro il 50%																					

B. DISTRIBUZIONE E CONCENTRAZIONE DEL CREDITO

B.1 Distribuzione settoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Controparti	Governi e Banche Centrali - Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Altri enti pubblici - Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Società finanziarie - Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta
A. Esposizioni per cassa												
A.1 Sofferenze									6	4		2
A.2 Incagli									2	1		1
A.3 Esposizioni ristrutturate												
A.4 Esposizioni scadute												
A.5 Altre esposizioni	1.584	X		1.584	352	X		352	1.620	X	2	1.623
Totale A	1.584			1.584	352			352	1.631	5	2	1.626
B. Esposizioni "fuori bilancio"												
B.1 Sofferenze												
B.2 Incagli												
B.3 Altre attività deteriorate												
B.4 Altre esposizioni	410	X		410	10	X		10	20	X		28
Totale B	410			410	10			10	20			28
Totale 31 dicembre 2006	1.994			1.994	362			362	1.651	5	2	1.654

Esposizioni/Controparti	Imprese di assicurazione - Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Imprese non finanziarie - Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Altri soggetti - Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta
A. Esposizioni per cassa												
A.1 Sofferenze					238	126		112	71	14		57
A.2 Incagli					145	30		115	33	4		29
A.3 Esposizioni ristrutturate					16	3		13				
A.4 Esposizioni scadute					52	5		47	34	6		28
A.5 Altre esposizioni	20	X		20	10.028	X	71	9.957	4.007	X	5	4.002
Totale A	20			20	10.479	164	71	10.244	4.135	41	5	4.089
B. Esposizioni "fuori bilancio"												
B.1 Sofferenze					6			6				
B.2 Incagli					2			2				
B.3 Altre attività deteriorate					1			1				
B.4 Altre esposizioni	1	X		1	928	X		928	187	X		187
Totale B	1			1	937			937	187			187
Totale 31 dicembre 2006	21			21	11.416	164	71	11.181	4.322	41	5	4.276

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti

	31 dicembre 2006
a) Servizi destinabili alla vendita	2.035
b) Servizi del commercio, recuperi e riparazioni	1.667
c) Edilizia e opere pubbliche	1.573
d) Tessili, cuoio e calzature	699
e) Prodotti dell'agricoltura, silvicoltura e pesca	661
f) Altre branche	2.959

Il valore relativo alle "Altre branche" è ulteriormente dettagliabile nei seguenti principali settori di attività economiche:

Servizi degli alberghi e dei pubblici esercizi	469
Prodotti alimentari	315
Altri prodotti industriali	300
Prodotti metallici esclusi macchinari e mezzi	250
Minerali e prodotti minerali non metallici	231
Prodotti energetici	177
Materiale e forniture elettriche	160
Carta e prodotti della stampa	157
Macchine agricole e industriali	156
Servizi connessi ai traporti	125
Prodotti chimici	122
Mezzi di trasporto	112
Servizi dei trasporti interni	106
Prodotti in gomma e plastica	105
Altri settori	174
Totale "Altre branche"	2.959

B.3 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso clientela (valore di bilancio)

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze	314	150	1	1						
A.2 Incagli	180	145								
A.3 Esposizioni ristrutturate	16	13								
A.4 Esposizioni scadute	76	68								
A.5 Altre esposizioni	16.632	16.574	272	272	89	89			1	1
Totale	**17.218**	**16.950**	**273**	**273**	**89**	**89**			**1**	**1**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze	6	6								
B.2 Incagli	2	2								
B.3 Altre attività deteriorate	3	3								
B.4 Altre esposizioni	1.538	1.538	21	21						
Totale	**1.549**	**1.549**	**21**	**21**						
Totale 31 dicembre 2006	**18.767**	**18.499**	**294**	**294**	**89**	**89**			**1**	**1**

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	2.230	2.230	528	528	82	82	2	2	25	25
Totale	**2.230**	**2.230**	**528**	**528**	**82**	**82**	**2**	**2**	**25**	**25**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	98	98	15	15	2	2				
Totale	**98**	**98**	**15**	**15**	**2**	**2**				
Totale 31 dicembre 2006	**2.328**	**2.328**	**543**	**543**	**84**	**84**	**2**	**2**	**25**	**25**

B.5 Grandi rischi (secondo la normativa di vigilanza)

Al 31 dicembre 2006 non risultano presenti "Grandi rischi" a livello consolidato.

C. OPERAZIONI DI CARTOLARIZZAZIONE E DI CESSIONE DELLE ATTIVITA'

C.1 OPERAZIONI DI CARTOLARIZZAZIONE

Informazioni di natura qualitativa

Cartolarizzazioni proprie

Alla data di chiusura dell'esercizio il Gruppo aveva in corso le operazioni di cartolarizzazione poste in essere dalla Capogruppo e di seguito descritte:

1) crediti in sofferenza, effettuata nel novembre 1999 tramite l'Arranger BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con "società veicolo" Perseo Finance S.r.l.; la motivazione strategica sottostante a tale operazione è stata di rendere liquidi crediti che per la loro natura presentavano caratteristiche di scarsa liquidità ed incertezza nei tempi di realizzo delle rispettive somme. L'operazione ha riguardato sofferenze nette complessivamente pari a circa 158 milioni di euro, relative a crediti derivanti da mutui e linee di credito assistite da ipoteche per un ammontare netto di circa 42,2 milioni di euro ed a crediti derivanti da finanziamenti in altre forme tecniche, tra cui conti correnti di corrispondenza, linee di credito, anticipi su fatture, ricevute bancarie, anticipi salvo buon fine, anticipi export, anticipi import, anticipi IVA, specialcrediti e specialprestiti, per un ammontare netto di circa 115,8 milioni di euro. A fronte dell'operazione in esame Perseo Finance S.r.l., di cui la Capogruppo detiene un'interessenza pari al 60%, ha pagato un corrispettivo pari a circa 125,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 129 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di Bilancio (in euro)	Rating all'emissione
A	85,0	Euribor a 6 mesi + 140 bp	-	100	-	A/A2
B	44,0	2% fisso	44,0	100	94,33	-

I titoli di classe "B" sono subordinati al rimborso del capitale e degli interessi relativi ai titoli di classe "A". Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2015, con la possibilità di rimborso anticipato in relazione all'evoluzione degli incassi dei crediti ceduti. Alla Capogruppo è demandata l'attività di amministrazione, gestione, incasso e recupero dei crediti ceduti, nel rispetto di una "Collection Policy" adottata in relazione alle posizioni "in sofferenza" di propria pertinenza. Per tale attività la Capogruppo percepisce un compenso semestrale per un importo massimo fino al 4% degli incassi e dei recuperi effettuati. Alla data di chiusura dell'esercizio i titoli di classe "A" sono stati interamente rimborsati. In data 25 gennaio 2007 è stata rimborsata una tranche di circa 4,6 milioni di euro di titoli di classe "B", portando l'ammontare del debito residuo a circa 19,9 milioni di euro per tale tranche. Relativamente all'andamento dell'operazione si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, i titoli di classe "B" nel portafoglio della Capogruppo sono stati svalutati per 1,4 milioni di euro, corrispondente al minor valore dei suddetti crediti rispetto alle esigenze. In proposito si ricorda infine che, come riportato nella Parte A.1, Sezione 4, nella presente nota integrativa, nel mese di marzo 2007 si è provveduto alla chiusura dell'operazione mediante l'integrale cessione dei crediti in portafoglio della società veicolo, effettuata in gran parte ad una società terza, senza comportare impatti negativi per la Capogruppo. Per tali titoli viene svolta un'attività di monitoraggio mensile in grado di rilevare, partendo dal valore puntuale dei crediti oggetto dell'operazione, la valutazione dei titoli di classe "B" inclusi nel portafoglio del Gruppo.

Alla data del 31 dicembre 2006 il valore di bilancio del portafoglio crediti è pari a 23.060.097 euro per un totale di n. 1.510 posizioni in gestione, delle quali nessuna posizione supera il 2% del totale dei crediti in essere; la composizione del portafoglio è riportata nel seguente prospetto:

Fascia di importo (in euro)	N. posizioni	Totale portafoglio
tra euro 0,00 ed euro 25.000,00	1.280	4,1
tra euro 25.000 ed euro 75.000,00	147	6,3
tra euro 75.000,00 ed euro 250.000,00	74	9,9
oltre euro 250.000	9	2,8
Totale	1.510	23,1

Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 0,6 milioni di euro relativo a crediti vantati dalla Capogruppo nei confronti della società veicolo per spese sostenute in relazione all'incasso dei crediti cartolarizzati;

2) mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i ratios patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua (in anni)	Capitale	Composizione %	N. operazioni
0-2	0,4	0,08%	23
2-4	2,2	0,43%	66
4-6	46,5	9,13%	1.224
6-8	100,2	19,70%	2.355
8-10	31,7	6,23%	591
10-12	113,4	22,28%	1.869
12-14	77,0	15,14%	1.161
14-16	7,7	1,51%	112
16-18	74,9	14,71%	957
18-20	25,9	5,09%	307
20-22	0,4	0,08%	5
22-24	8,9	1,74%	90
24-26	0,9	0,17%	7
26-28	11,8	2,32%	127
28-30	7,1	1,39%	74
Totale	509,0	100,00%	8.968

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui il Gruppo detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di Bilancio (in euro)	Rating all'emissione
A1	51,3	Euribor a 3 mesi + 19 bp	-	100	-	AAA/Aaa/AAA
A2	425,6	Euribor a 3 mesi + 28 bp	-	100	-	AAA/Aaa/AAA
B	28,2	Euribor a 3 mesi + 75 bp	-	100	-	A/A2/A
C	7,7	Euribor a 3 mesi + 145 bp	-	100	-	BBB/Baa2/BBB
D	8,2	Variabile	8,2	100	95,72	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli "A1" e parzialmente i titoli "A2", per circa 161,7 milioni di euro. In data 26 gennaio 2007 è stata rimborsata un'ulteriore tranche di titoli "A2" per circa 12,9 milioni di euro, riducendo l'ammontare di titoli "A2" in circolazione a circa 251 milioni di euro. Alla Capogruppo è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Capogruppo percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50% degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D".
Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, si è proceduto ad operare una rettifica del valore dei titoli di classe "D" con impatto a riserva di valutazione per 0,4 milioni di euro. Per tali titoli

viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Capogruppo.
Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di asset swap a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale, alla data di chiusura dell'esercizio, risulta pari a 360,5 milioni di euro.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce 150 "Altre attività", un importo pari a circa 5,5 milioni di euro relativo a crediti vantati dalla Capogruppo nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe "D" in portafoglio della Capogruppo maturati ma non ancora incassati.

Cartolarizzazioni di terzi

Nel corso dell'esercizio 2006 sono stati rimborsati titoli rappresentativi di cartolarizzazioni originate da terzi (BNP Paribas S.A.) per un valore pari a 20 milioni di euro, riferibili ad un portafoglio di *CDS* ("Credit Default Swaps"). Pertanto la Capogruppo, alla data di chiusura del corrente esercizio, non detiene titoli rappresentativi di cartolarizzazioni originate da terzi.
Alla data di chiusura dell'esercizio il Gruppo aveva inoltre in portafoglio titoli riconducibili ad un'operazione di cartolarizzazione di terzi, legata al processo di privatizzazione realizzato dal MEF (Ministero Economia e Finanze) attraverso la vendita, la cartolarizzazione ed il conferimento di beni immobili a fondi comuni d'investimento immobiliare.
Il portafoglio cartolarizzato è stato stimato al momento del conferimento iniziale in 3,7 miliardi di euro, ma in considerazione dello sconto del 10% applicato al fondo comune d'investimento ("Fondo"), il trasferimento è avvenuto per un valore pari a 3,3 miliardi di euro.
Il Fondo ha emesso due classi di quote:
- classe "A" per un ammontare complessivo pari a 1,3 miliardi di euro;
- classe "B", per il residuo ammontare.

Lo scopo principale del Fondo è l'ottimizzazione del valore e del reddito a lungo termine del portafoglio attraverso un'efficace gestione degli immobili, che prevede un piano di manutenzione e successiva dismissione degli stessi.
Il portafoglio cartolarizzato può essere suddiviso in molteplici gruppi omogenei sia per le caratteristiche degli immobili che per la strategia di gestione più appropriata; alla data di chiusura dell'esercizio il Gruppo possedeva titoli di classe "A2" per un ammontare pari a circa 2,5 milioni di euro.

Informazioni di natura quantitativa

C.1.1 Esposizioni derivanti da operazioni di cartolarizzazione distinte per qualità delle attività sottostanti

Qualità attività sottostanti/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Con attività sottostanti proprie:																		
a) deteriorate					25	23												
b) altre	264	264	36	36	8	8												
B. Con attività sottostanti di terzi:																		
a) deteriorate																		
b) altre	3	3																

C.1.2 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Tipologia attività cartolarizzate/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A. Oggetto di integrale cancellazione dal bilancio																		
A.1 Parsec																		
- sofferenze					25	(2)												
A.2 Firenze Mutui																		
- mutui in bonis	264		36		8													
B. Oggetto di parziale cancellazione dal bilancio																		
C. Non cancellate dal bilancio																		

C.1.3 Esposizioni derivanti dalle principali operazioni di cartolarizzazione di "terzi" ripartite per tipologia delle attività cartolarizzate e per tipo di esposizione

Tipologia attività sottostanti/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Esposizione netta	Rettif./ripr. di valore	Esposizione netta	Rettif./ripr. di valore	Esposizione netta	Rettif./ripr. di valore	Esposizione netta	Rettif./ripr. di valore	Esposizione netta	Rettif./ripr. di valore	Esposizione netta	Rettif./ripr. di valore
A.1 FIP Funding 05/23 TV - Patrimonio Immobiliare dello Stato	3																	

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per tipologia di attività finanziaria e per tipologia

Esposizione/portafoglio	Attività finanziarie detenute per la negoziazione	Attività finanziarie fair value option	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti	**31 dicembre 2006**	**31 dicembre 2005**	**variazioni %**
1. Esposizioni per cassa			334			**334**	**418**	**-20,1%**
- "Senior"			267			**267**	**321**	**-16,8%**
- "Mezzanine"			36			**36**	**56**	**-35,7%**
- "Junior"			31			**31**	**41**	**-24,4%**
2. Esposizioni fuori bilancio								
- "Senior"								
- "Mezzanine"								
- "Junior"								

C.1.5 Ammontare complessivo delle attività sottostanti ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie		
A.1 Oggetto di integrale cancellazione	**350**	
1. Sofferenze	29	X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività	321	X
A.2 Oggetto di parziale cancellazione		
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività		X
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi	**3**	
B.1 Sofferenze		
B.2 Incagli		
B.3 Esposizioni ristrutturate		
B.4 Esposizioni scadute		
B.5 Altre attività	3	

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
Perseo Finance S.r.l.	Conegliano Veneto	60%
Firenze Mutui S.r.l.	Conegliano Veneto	10%

C.1.7 Attività di servicer – incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota % dei titoli rimborsati (dato di fine periodo)					
						senior		mezzanine		junior	
		Deteriorate	In bonis	Deteriorate	In bonis	attività deteriorate	attività in bonis	attività deteriorate	attività in bonis	attività deteriorate	attività in bonis
Banca CR Firenze S.p.A.	Perseo Finance S.r.l.	29		13						44,21%	
Banca CR Firenze S.p.A.	Firenze Mutui S.r.l.		321		69		44,67%				

C.1.8 Società veicolo appartenenti al gruppo bancario

La società veicolo Perseo Finance S.r.l. appartiene al Gruppo bancario; per quanto riguarda le informazioni da inserire nella presente Sezione, relative all'operazione di cartolarizzazione effettuata tramite la suddetta società, si rimanda alla precedente Sezione C.1.

C.2 OPERAZIONI DI CESSIONE

C.2.1 Attività finanziarie cedute non cancellate

Forme tecniche/Portafoglio	Attività finanziarie detenute per la negoziazione			Attività finanziarie valutate al fair value			Attività finanziarie disponibili per la vendita			Attività finanziarie detenute sino alla scadenza			Crediti verso banche			Crediti verso clientela			Totale
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	
A. Attività per cassa																			
1. Titoli di debito							1.341												1.341
2. Titoli di capitale										X	X	X	X	X	X	X	X	X	
3. O.I.C.R.										X	X	X	X	X	X	X	X	X	
4. Finanziamenti																			
5. Attività deteriorate																			
B. Strumenti derivati				X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	
Totale 31 dicembre 2006							1.341												1.341

C.2.2 Attività finanziarie cedute non cancellate

Passività/Portafoglio attività	Attività finanziarie detenute per la negoziazione	Attività finanziarie valutate al fair value	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti verso banche	Crediti verso clientela	**Totale**
1. Debiti verso clientela			735				735
a) a fronte di attività rilevate per intero			735				
b) a fronte di attività rilevate parzialmente							
2. Debiti verso banche			292				292
a) a fronte di attività rilevate per intero			292				
b) a fronte di attività rilevate parzialmente							
Totale 31 dicembre 2006			1.027				1.027
Totale 31 dicembre 2005			876				876

D. MODELLI PER LA MISURAZIONE DEL RISCHIO DI CREDITO

1.2 RISCHI DI MERCATO

1.2.1 RISCHIO DI TASSO D'INTERESSE - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".

B. Processi di gestione e metodi di misurazione del rischio di tasso d'interesse

Il Consiglio di Amministrazione della Capogruppo stabilisce le linee guida strategiche per l'assunzione dei rischi di mercato verificando l'utilizzo del capitale per se stessa e per le società controllate. Il Comitato Rischi, oltre a svolgere il ruolo preminente di monitoraggio sui limiti di rischio stabiliti, ha anche una funzione consultiva e propositiva nella definizione delle politiche di rischio di Gruppo (loro identificazione, definizione degli obbiettivi di allocazione del capitale, configurazione della struttura dei limiti per tipologia di rischio) e nella indicazione di azioni correttive volte a riequilibrare le posizioni di rischio del Gruppo.
In questo contesto un ruolo attivo viene svolto dalla Direzione Finanza di Banca CR Firenze che, in linea con il dettato normativo di vigilanza finalizzato ad accentrare sulla Capogruppo il controllo dei rischi, gestisce a livello accentrato le posizioni finanziarie discrezionali. Il dimensionamento del portafoglio di proprietà viene definito dalla Direzione Finanza in funzione sia della posizione strutturale di liquidità all'interno del Gruppo, sia dell'ammontare di rischio di mercato che la medesima intende assumere.
Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della Banca.
L'attività di tesoreria della Capogruppo ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La banca è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.
La banche del Gruppo operano in derivati in esclusiva contropartita con la Capogruppo.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		8	10	6	2			
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		8	10	6	2			
+ posizioni lunghe		4	5	3	1			
+ posizioni corte		4	5	3	1			
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Lira Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		2						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		2						
+ posizioni lunghe		1						
+ posizioni corte		1						
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**375**	**6**	**4**	**2**	**11**	**5**	
1.1 Titoli di debito		375	6	4	2	11	5	
- con opzione di rimborso anticipato								
- altri		375	6	4	2	11	5	
1.2 Altre attività								
2. Passività per cassa		**91**						
2.1 P.C.T. passivi		91						
2.2 Altre passività								
3. Derivati finanziari	**705**	**4.632**	**2.712**	**598**	**4.376**	**1.140**	**94**	
3.1 Con titolo sottostante		10	10	21	2			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		10	10	21	2			
+ posizioni lunghe		5	5	3	1			
+ posizioni corte		5	5	18	1			
3.2 Senza titolo sottostante	705	4.622	2.702	577	4.374	1.140	94	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	705	4.622	2.702	577	4.374	1.140	94	
+ posizioni lunghe	538	1.949	1.093	256	2.660	563	48	
+ posizioni corte	167	2.673	1.609	321	1.714	577	46	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni o ad altre metodologie.

1.2.2 RISCHIO DI TASSO DI INTERESSE – PORTAFOGLIO BANCARIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, procedure di gestione e metodi di misurazione del rischio di tasso di interesse

Il modello interno di calcolo si applica singolarmente per ogni banca del Gruppo e il controllo è effettuato tenendo in considerazione la globalità delle posizioni assunte in bilancio e fuori bilancio, ma limitatamente alle attività fruttifere e alle passività onerose. Il monitoraggio è effettuato mediante valutazione su base mensile, di due livelli che rappresentano:
- variazione del margine di interesse atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) dei tassi dell'1%: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della singola banca, nel caso di shift parallelo (negativo e positivo) dei tassi del 2% rispetto al Tier 1 e Tier 2 della banca: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi.

Il rischio di tasso deve essere misurato anche a livello consolidato, tramite l'aggregazione delle posizioni attive fruttifere e passive onerose di bilancio e fuori bilancio in essere presso le banche del Gruppo. Per quelle società per le quali attualmente non risulti possibile applicare i modelli utilizzati dalla Capogruppo, il monitoraggio deve avvenire sulla base delle regole stabilite dalla normativa di vigilanza.
I valori di detti indicatori sono riportati al Comitato Rischi il quale valuta l'opportunità di definire azioni miranti a definire la posizione di rischio.
I modelli interni non vengono utilizzati nel calcolo dei requisiti patrimoniali sui rischi di mercato.

B. Attività di copertura del fair value

Si definisce una copertura di fair value una copertura dell'esposizione alle variazioni di fair value di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile ad un rischio particolare e che potrebbe influenzare il conto economico. Tutte le banche del Gruppo hanno sottoposto a copertura di *fair value* le emissioni obbligazionarie a tasso fisso del tipo *"plain vanilla"* o *"step up"* e quelle che prevedono un minimo garantito (queste ultime ad eccezione della Cassa di Risparmio di Orvieto e della Cassa di Risparmio di Civitavecchia, in quanto non emettono tali strumenti finanziari). A fronte delle suddette emissioni sono stati stipulati degli IRS non quotati che scambiano i tassi fissi con i tassi variabili.
Non sussistono operazioni di copertura generica (la cosiddetta "macro-hedging").

C. Attività di copertura dei flussi finanziari

Non sussistono operazioni di copertura dei flussi finanziari ("cash flow hedge").

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	44	92	12	14		2		
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	41	31						
1.3 Finanziamenti a clientela	3	61	12	14		2		
- c/c								
- altri finanziamenti	3	61	12	14		2		
- con opzione di rimborso anticipato								
- altri	3	61	12	14		2		
2. Passività per cassa	63	24						
2.1 Debiti verso clientela								
- c/c	72							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	63	24						
- c/c	15							
- altri debiti	48	24						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	8	8						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	8	8						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	8	8						
+ posizioni lunghe		8						
+ posizioni corte	8							

Valuta di denominazione: Lira Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	9	2						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	9	1						
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa	5	13						
2.1 Debiti verso clientela								
- c/c	3							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	5	13						
- c/c	1							
- altri debiti	4	13						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	3	3						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	3	3						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	3	3						
+ posizioni lunghe	2	1						
+ posizioni corte	1	2						

Valuta di denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	6	94	6		2			
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	6	84	3					
1.3 Finanziamenti a clientela		10	3		2			
- c/c								
- altri finanziamenti		10	3		2			
- con opzione di rimborso anticipato								
- altri		10	3		2			
2. Passività per cassa	5	35	2					
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	5	35	2					
- c/c								
- altri debiti	5	35	2					
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	34	34						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	34	34						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	34	34						
+ posizioni lunghe		34						
+ posizioni corte	34							

Valuta di denominazione: Corona Danese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche								
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa		2						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		2						
- c/c								
- altri debiti		2						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Corona Svedese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa		1						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		1						
- c/c								
- altri debiti		1						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**4**	**28**	**1**					
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	3	24						
1.3 Finanziamenti a clientela	1	4	1					
- c/c								
- altri finanziamenti	1	4	1					
- con opzione di rimborso anticipato								
- altri	1	4	1					
2. Passività per cassa	**1**	**30**						
2.1 Debiti verso clientela								
- c/c	1							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	1	30						
- c/c								
- altri debiti	1	30						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**20**	**20**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	20	20						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	20	20						
+ posizioni lunghe	10	10						
+ posizioni corte	10	10						

Valuta di denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa								
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche								
- c/c								
- altri debiti								
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**9.862**	**3.948**	**743**	**393**	**881**	**436**	**687**	**241**
1.1 Titoli di debito	315	823	410	101	121	105	208	
- con opzione di rimborso anticipato	267	754	410	101	84	105	202	
- altri	48	69			37		6	
1.2 Finanziamenti a banche	508	659	173	184	247			83
1.3 Finanziamenti a clientela	9.039	2.466	160	108	513	331	479	158
- c/c	2.394			1				
- altri finanziamenti	6.645	2.466	160	107	513	331	479	158
- con opzione di rimborso anticipato	6.509	1.154	149	99	509	331	479	
- altri	136	1.312	11	8	4			158
2. Passività per cassa	**10.453**	**4.121**	**1.367**	**1.267**	**716**	**54**	**24**	
2.1 Debiti verso clientela	10.056	1.006	110	1				
- c/c	9.441							
- altri debiti	615	1.006	110	1				
- con opzione di rimborso anticipato								
- altri	615	1.006	110	1				
2.2 Debiti verso banche	373	593			84	18	22	
- c/c	63							
- altri debiti	310	593			84	18	22	
2.3 Titoli di debito	24	2.521	1.257	1.264	622	36	1	
- con opzione di rimborso anticipato		915	163					
- altri	24	1.606	1.094	1.264	622	36	1	
2.4 Altre passività		1		2	10		1	
- con opzione di rimborso anticipato								
- altre		1		2	10		1	
3. Derivati finanziari	**146**	**768**	**1.204**	**341**	**2.046**	**238**	**2.042**	
3.1 Con titolo sottostante				5				
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati				5				
+ posizioni lunghe				5				
+ posizioni corte								
3.2 Senza titolo sottostante	146	768	1.204	336	2.046	238	2.042	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	146	768	1.204	336	2.046	238	2.042	
+ posizioni lunghe	2	321	367	222	1.269	159	1.050	
+ posizioni corte	144	447	837	114	777	79	992	

2. Portafoglio bancario: modelli interni e altre metodologie di analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni o ad altre metodologie.

1.2.3 RISCHIO DI PREZZO - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali
Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

B. Processi di gestione e metodi di misurazione del rischio di prezzo
Lo strumento utilizzato dal Gruppo Banca CR Firenze per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). Il modello utilizzato è il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.
I limiti al rischio di prezzo sono espressi in termini di:
- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier 1 e Tier 2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.

Dato che la misura del VaR viene fatta solo sul "trading book" i calcoli sono effettuati per la Capogruppo, la Cassa di Risparmio di Pistoia e Pescia e la Cassa di Risparmio della Spezia. Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.
A titolo di esempio il VaR di Banca CR Firenze nel corso del 2006 è oscillato da un minimo di 1.645.737 euro a un massimo di 5.021.360 euro; il VaR medio annuo è risultato pari a 3.063.675 euro mentre a fine periodo si è attestato a 1.863.806 euro. Per l'andamento del VaR nel corso dell'esercizio si rimanda al grafico qui sotto riportato:


Var 2006
6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
-
02/01/2006
16/01/2006
30/01/2006
13/02/2006
27/02/2006
13/03/2006
27/03/2006
10/04/2006
24/04/2006
08/05/2006
22/05/2006
05/06/2006
19/06/2006
03/07/2006
17/07/2006
31/07/2006
14/08/2006
28/08/2006
11/09/2006
25/09/2006
09/10/2006
23/10/2006
06/11/2006
20/11/2006
04/12/2006
18/12/2006
Var

La Direzione Finanza della Capogruppo, nelle sue rilevazioni giornaliere del risultato economico sui portafogli globali in titoli di investimento e trading effettuate durante il 2006, non hai mai registrato una posizione complessiva in perdita per nessuna delle banche monitorate.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**2**	
A.1 Azioni	2	
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**7**	**4**
B.1 Di diritto italiano		
- armonizzati aperti		
- non armonizzati aperti		
- chiusi		
- riservati		
- speculativi		
B.2 Di altri Stati UE		
- armonizzati	7	4
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**9**	**4**

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati	Non quotati
	Italia	
A. Titoli di capitale	**2**	
- posizioni lunghe	2	
- posizioni corte		
B. Compravendite non ancora regolate su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
C. Altri derivati su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
D. Derivati su indici azionari		
- posizioni lunghe		
- posizioni corte		

3. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui ai precedenti punti 1. e 2. non è stata fornita un'analisi di sensitività al rischio di prezzo in base ai modelli interni o ad altre metodologie.

1.2.4 RISCHIO DI PREZZO - PORTAFOGLIO BANCARIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di prezzo

B. Attività di copertura del rischio di prezzo

Il rischio di prezzo sul portafoglio bancario viene calcolato tramite la misurazione del valore economico di ogni singola banca (vedere in proposito la Sezione 1.2.2 "Rischio di tasso di interesse – portafoglio bancario" nella presente Parte E).

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Voci	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**4**	**671**
A.1 Azioni	4	671
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**32**	**80**
B.1 Di diritto italiano		
- armonizzati aperti		5
- non armonizzati aperti		
- chiusi		15
- riservati		5
- speculativi		14
B.2 Di altri Stati UE		
- armonizzati	26	41
- non armonizzati aperti	3	
- non armonizzati chiusi	3	
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**36**	**751**

2. Portafoglio bancario: modelli interni e altre metodologie di analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di prezzo in base ai modelli interni o ad altre metodologie.

1.2.5 RISCHIO DI CAMBIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di cambio

B. Attività di copertura del rischio di cambio

La gestione del rischio di cambio è normata dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidato alla Direzione Finanza della Capogruppo che svolge attività di negoziazione, copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto sia per le attività e le passività finanziarie in valuta, sia in conto proprio che in contropartita di operazioni della clientela.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie	**164**	**11**	**33**	**1**	**108**	**6**
A.1 Titoli di debito						
A.2 Titoli di capitale	1					
A.3 Finanziamenti a banche	71	10	27	1	93	4
A.4 Finanziamenti a clientela	92	1	6		15	2
A.5 Altre attività finanziarie						
B. Altre attività	**3**	**1**			**1**	
C. Passività finanziarie	**160**	**22**	**31**		**44**	**4**
C.1 Debiti verso banche	88	20	30		43	3
C.2 Debiti verso clientela	72	2	1		1	1
C.3 Titoli di debito						
D. Altre passività	**7**	**1**				
E. Derivati finanziari						
- Opzioni						
+ posizioni lunghe	13	1				
+ posizioni corte	13	1				
- Altri derivati						
+ posizioni lunghe	61	12			1	2
+ posizioni corte	60	2	2		66	3
Totale attività	**241**	**25**	**33**	**1**	**109**	**8**
Totale passività	**240**	**25**	**33**		**110**	**7**
Sbilancio (+/-)	**1**			**1**	**(1)**	**1**

2. Modelli interni e altre metodologie per l'analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di prezzo in base ai modelli interni o ad altre metodologie.

1.2.6 GLI STRUMENTI FINANZIARI DERIVATI

A. DERIVATI FINANZIARI

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement												20		-100,0%
2. Interest rate swap		3.735								3.735		3.681		1,5%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap		394								394		366		7,7%
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap		1.697								1.697		1.452		16,9%
- acquistate		843								843		726		16,1%
- emesse		854								854		726		17,6%
10. Opzioni floor		322								322		302		6,6%
- acquistate		250								250		201		24,4%
- emesse		72								72		101		-28,7%
11. Altre opzioni		1.759		18		69				1.846	42	2.114	-100,0%	-12,7%
- acquistate		825		7		34				866	21	1.013	-100,0%	-14,5%
- plain vanilla		21		7		23				51	21	201	-100,0%	-74,6%
- esotiche		804				11				815		812		0,4%
- emesse		934		11		35				980	21	1.101	-100,0%	-11,0%
- plain vanilla		130		11		24				165	21	291	-100,0%	-43,3%
- esotiche		804				11				815		810		0,6%
12. Contratti a termine	695	18	27	2		161			722	181		1.091	100,0%	-83,4%
- acquisti	393	9	14	1		26			407	36		592	100,0%	-93,9%
- vendite	302	9	13	1		84			315	94		419	100,0%	-77,6%
- valute contro valute						51				51		80		-36,3%
13. Altri contratti derivati														
Totale	695	7.925	27	20		230			722	8.175	42	9.026	n.s.	110,4%
Valori medi	369	8.226	14	92		283			382	8.601	n.d.	n.d.		

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari distinti per tipologia di contratto.

A.2 Portafoglio bancario: valori nozionali di fine periodo e medi

A.2.1 Di copertura

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		1.741								1.741		1.649		5,6%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		280								280		401		-30,2%
- acquistate		280								280		401		-30,2%
- plain vanilla		280								280		401		-30,2%
- esotiche														
- emesse														
- plain vanilla														
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		2.021								2.021		2.050		-1,4%
Valori medi		2.301								2.301		n.d.		

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include *Interest rate swap* e le opzioni implicite negli stessi.

A.2.2 Altri derivati

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap														
3. Domestic currency swap														
4 Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		280								280		401		-30,2%
- acquistate														
- plain vanilla														
- esotiche														
- emesse		280								280		401		-30,2%
- plain vanilla		280								280		401		-30,2%
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		280								280		401		-30,2%
Valori medi		341								341		n.d.		

La presente tabella include i valori nozionali dei derivati finanziari rilevati in bilancio nel portafoglio di negoziazione, ma non rientranti nel portafoglio di negoziazione di vigilanza. Nella fattispecie, l'ammontare riportato nella presente tabella è relativo alle opzioni implicite nei prestiti obbligazionari oggetto di copertura.

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza:	**695**	**7.906**	**27**	**40**		**229**			**722**	**8.175**	**42**	**9.026**	**1619,0%**	**-9,4%**
1. Operazioni con scambio di capitali	695	28	27	40		229			722	297	42	1.444	1619,0%	-79,4%
- acquisti	393	19	14	20		60			407	99		762	100,0%	-87,0%
- vendite	302	9	13	20		118			315	147	42	602	650,0%	-75,6%
- valute contro valute						51				51		80		-36,3%
2. Operazioni senza scambio di capitali		7.878								7.878		7.582		3,9%
- acquisti		4.079								4.079		4.681		-12,9%
- vendite		3.799								3.799		2.901		31,0%
- valute contro valute														
B. Portafoglio bancario:		**2.301**								**2.301**		**2.453**		**-6,2%**
B.1 Di copertura		**2.021**								**2.021**		**2.052**		**-1,5%**
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		2.021								2.021		2.052		-1,5%
- acquisti		2.021								2.021		2.052		-1,5%
- vendite														
- valute contro valute														
B.2 Altri derivati		**280**								**280**		**401**		**-30,2%**
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		280								280		401		-30,2%
- acquisti														
- vendite		280								280		401		-30,2%
- valute contro valute														

A.4 Derivati finanziari "over the counter": fair value positivo – rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	8		4				2			4				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	19													
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**27**		**4**				**2**			**4**				
Totale A 31 dicembre 2005	**91**		**25**	**2**		**2**	**3**		**2**					
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	7		3	18		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**7**		**3**	**18**		**1**								
Totale B 31 dicembre 2005	**43**		**5**	**1**										

A.5 Derivati finanziari "over the counter": fair value negativo – rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	24		3				1			3				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	6		1											
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**30**		**3**				**1**			**3**				
Totale A 31 dicembre 2005	**62**		**12**	**1**		**1**	**2**		**1**					
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	29		2	17		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**29**		**2**	**17**		**1**								
Totale B 31 dicembre 2005	**22**		**5**											

A.6 Vita residua dei derivati finanziari "over the counter": valori nozionali"

Sottostanti/Vita residua	Fino a 1 anno	Oltre 1 anno e fino a 5 anni	Oltre 5 anni	Totale
A. Portafoglio di negoziazione di vigilanza	**2.465**	**4.221**	**2.211**	**8.897**
A.1 Derivati finanziari su titoli di debito e tassi d'interesse	2.194	4.195	2.211	8.600
A.2 Derivati finanziari su titoli di capitale e indici azionari	47			47
A.3 Derivati finanziari su tassi di cambio e oro	224	26		250
A.4 Derivati finanziari su altri valori				
B. Portafoglio bancario	**220**	**2.070**	**11**	**2.301**
B.1 Derivati finanziari su titoli di debito e tassi d'interesse	220	2.070	11	2.301
B.2 Derivati finanziari su titoli di capitale e indici azionari				
B.3 Derivati finanziari su tassi di cambio e oro				
B.4 Derivati finanziari su altri valori				
Totale 31 dicembre 2006	**2.685**	**6.291**	**2.222**	**11.198**

1.3 RISCHIO DI LIQUIDITA'

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale, che viene gestito dalla Capogruppo in un'ottica integrata di Gruppo, ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato, utilizzando strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo ed analisi previsionali mirate, che offrono un quadro di riferimento completo per le strategie; inoltre il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Dollaro USA

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**59**	**16**		**16**	**33**	**12**	**14**		**2**
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.	1								
A.5 Finanziamenti	58	16		16	33	12	14		2
- banche	52	14							
- clientela	6	2		16	33	12	14		2
Passività per cassa	**129**	**4**		**11**	**4**				
B.1 Depositi	89			9	4				
- banche	22			9	4				
- clientela	67								
B.2 Titoli di debito									
B.3 Altre passività	40	4		2					
Operazioni "fuori bilancio"		**47**		**6**	**4**	**10**	**14**	**2**	
C.1 Derivati finanziari con scambio di capitale		**39**		**6**	**4**	**10**	**6**	**2**	
- Posizioni lunghe		39		3	2	5	3	1	
- Posizioni corte				3	2	5	3	1	
C.2 Depositi e finanziamenti da ricevere		**8**					**8**		
- Posizioni lunghe		8							
- Posizioni corte							8		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Lira Sterlina Regno Unito

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**10**			**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	10			1					
- banche	10								
- clientela				1					
Passività per cassa	**9**	**13**							
B.1 Depositi	9	13							
- banche	6	13							
- clientela	3								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**3**		**13**			**3**		
C.1 Derivati finanziari con scambio di capitale				13					
- Posizioni lunghe				12					
- Posizioni corte				1					
C.2 Depositi e finanziamenti da ricevere		1					1		
- Posizioni lunghe		1							
- Posizioni corte							1		
C.3 Impegni irrevocabili a erogare fondi		2					2		
- Posizioni lunghe							2		
- Posizioni corte		2							

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Franco Svizzero

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**70**	**23**		**4**	**6**	**3**		**2**	
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	70	23		4	6	3		2	
- banche	69								
- clientela	1	23		4	6	3		2	
Passività per cassa	**5**	**22**		**12**					
B.1 Depositi	5	22		12					
- banche	5	22		12		2			
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**72**		**12**			**34**		
C.1 Derivati finanziari con scambio di capitale		**38**		**12**					
- Posizioni lunghe									
- Posizioni corte		38		12					
C.2 Depositi e finanziamenti da ricevere		**34**					**34**		
- Posizioni lunghe		34							
- Posizioni corte							34		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Corona Danese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa				1					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti				1					
- banche									
- clientela				1					
Passività per cassa		2							
B.1 Depositi		2							
- banche		2							
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Corona Svedese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	1								
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	1								
- banche	1								
- clientela									
Passività per cassa				1					
B.1 Depositi				1					
- banche				1					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Yen Giapponese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**19**	**8**		**2**	**2**				
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	19	8		2	2				
- banche	18	8		1	2				
- clientela	1			1		1			
Passività per cassa	**2**	**9**		**19**					
B.1 Depositi	2	9		19					
- banche	1	9		19					
- clientela	1								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**20**					**20**		
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere		**10**					**10**		
- Posizioni lunghe		10					10		
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi		**10**					**10**		
- Posizioni lunghe									
- Posizioni corte		10					10		

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Dollaro Australiano

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa		**1**							
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti		1							
- banche		1							
- clientela									
Passività per cassa									
B.1 Depositi									
- banche									
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Euro

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**5.636**	**658**		**479**	**906**	**638**	**973**	**4.413**	**5.314**
A.1 Titoli di Stato				32	15			650	557
A.2 Titoli di debito quotati				10	10		18	232	605
A.3 Altri titoli di debito	18				3	55	1	129	116
A.4 Quote O.I.C.R.	122								
A.5 Finanziamenti	5.496	658		437	878	583	954	3.402	4.036
- banche	1.584	84		97	61		26	21	5
- clientela	3.912	574		340	817	583	928	3.381	4.031
Passività per cassa	**9.455**	**350**		**725**	**753**	**396**	**398**	**3.784**	**1.077**
B.1 Depositi	9.419	130		143	26	2	3	40	
- banche	373	130		143	22			40	
- clientela	9.046				4	2	3		
B.2 Titoli di debito	21	20		46	154	285	395	3.700	1.037
B.3 Altre passività	15	200		536	573	109		44	40
Operazioni "fuori bilancio"		**838**		**7**	**19**	**10**	**135**	**144**	**697**
C.1 Derivati finanziari con scambio di capitale		**725**		**6**	**4**	**10**	**6**	**9**	**697**
- Posizioni lunghe		318		3	2	5	3	8	393
- Posizioni corte		407		3	2	5	3	1	304
C.2 Depositi e finanziamenti da ricevere		**113**		**1**	**15**		**129**	**129**	
- Posizioni lunghe		113		1	15		129	129	
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi								**6**	
- Posizioni lunghe									
- Posizioni corte								6	

2. Distribuzione settoriale delle passività finanziarie

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	12	186	624	12	3.097	7.458
2. Titoli in circolazione			64		191	3.961
3. Passività finanziarie di negoziazione			8	1	3	7
4. Passività finanziarie al fair value						
Totale 31 dicembre 2006	**12**	**186**	**696**	**13**	**3.291**	**11.426**
Totale 31 dicembre 2005	**14**	**370**	**1.735**	**214**	**2.015**	**11.132**

3. Distribuzione territoriale delle passività finanziarie

Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	11.283	80	20	2	4
2. Debiti verso banche	479	253			84
3. Titoli in circolazione	5.398	171			
4. Passività finanziarie di negoziazione	28	23			
5. Passività finanziarie al fair value					
Totale 31 dicembre 2006	**17.188**	**527**	**20**	**2**	**88**
Totale 31 dicembre 2005	**15.116**	**1.149**	**20**	**2**	**88**

1.4 RISCHI OPERATIVI

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio operativo

Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, furti e frodi sono le manifestazioni nelle quali, di norma, si concretizza il rischio operativo.

Per gestire tali rischi la Capogruppo ha avviato un processo di censimento, rilevazione e validazione delle perdite che ha coinvolto anche le banche controllate; i dati ottenuti sono trasmessi all'Osservatorio DIPO (Database Italiano delle Perdite Operative). Nel corso del 2006 il Consiglio di Amministrazione di Banca CR Firenze ha approvato il "Regolamento di gruppo del sistema di gestione dei rischi operativi" che disciplina le modalità operative, la struttura di governo societario e gli strumenti di controllo interno. Tale regolamento sarà reso esecutivo nel 2007 con l'approvazione da parte dei CdA di tutte le banche del Gruppo, a cui seguirà la messa a punto degli strumenti di controllo e la conseguente emanazione della normativa interna di dettaglio.

Il Gruppo Banca CR Firenze è orientato a chiedere all'Organo di Vigilanza l'autorizzazione all'uso della metodologia standard per il calcolo del nuovo requisito patrimoniale a copertura del rischio operativo introdotto dall'accordo di Basilea 2.

INFORMAZIONI DI NATURA QUANTITATIVA

Non vi sono ancora informazioni di natura quantitativa disponibili in quanto non è ancora entrato in vigore l'accordo di Basilea 2, terzo pilastro.

SEZIONE 2 - RISCHI DELLE IMPRESE DI ASSICURAZIONE

2.1 RISCHI ASSICURATIVI

Informazioni di natura qualitativa

Ramo Vita

Il business assicurativo nei rami vita è caratterizzato dalla presenza di alcune categorie di rischio tipiche dell'attività: rischio assuntivo, a sua volta suddiviso in rischio biometrico e rischio di tariffazione e rischio di riservazione.

Il rischio biometrico si articola a seconda della garanzia assicurativa presente nei vari prodotti vita diventando rischio di mortalità (nel caso in cui l'evento sia il decesso dell'assicurato stesso) o rischio di longevità (nel caso l'evento sia la sopravvivenza dell'assicurato ad una data definita).

Tale tipologia di rischio viene presidiata attraverso una precisa definizione delle basi tecniche da utilizzare sia in fase di tariffazione che di riservazione. Tale definizione ha l'obiettivo di seguire l'andamento dei sinistri futuri limitando gli effetti della variabilità dei *cash flow* futuri attorno alla media.

Il rischio di tariffazione viene presidiato attraverso un'attenta definizione delle caratteristiche tecniche del prodotto, delle modalità di vendita, delle modalità di calcolo del premio e di conseguenza, a seguito di queste valutazioni, della base tecnica migliore a garantire l'equilibrio tariffario e il livello di redditività desiderato.
Un elemento fondamentale nel presidio da parte della Compagnia del rischio di tariffazione è la valutazione della necessità riassicurativa. Il ricorso alla riassicurazione diminuisce il rischio in capo Compagnia attraverso una condivisione della rischiosità di uno specifico prodotto con il riassicuratore. Tale ricorso viene gestito in accordo con le linee guida definite dalla Compagnia, con l'obiettivo di minimizzare il rischio di sinistralità e il rischio di credito nei confronti del riassicuratore.
Fra gli strumenti utilizzati in sede di definizione del prodotto c'è il profit testing che serve a misurare la redditività attesa rispetto ai livelli desiderati.
Le particolari tipologie di prodotti venduti dalla Compagnia e le procedure standardizzate per l'emissione delle polizze, di cui la Compagnia è dotata per l'assunzione dei rischi, rendono non significativo, per la maggior parte dei prodotti venduti, il rischio di assumere rischi con caratteristiche diverse o eccedenti quelle considerate in fase di tariffazione.

La procedura di riservazione consiste nella determinazione periodica dell'ammontare degli impegni che la Compagnia ha assunto nei confronti di ciascun assicurato. Per ogni singola polizza vengono pertanto determinati i valori quantitativi di tali impegni, utilizzando a tale scopo i parametri di riferimento indicati nella rispettiva nota tecnica.
Il rischio di riservazione si compone di una serie di sottorischi sia di natura tecnica che collocabili nell'ambito del rischio operativo.
Il primo caso si manifesta quando si verifichi uno scostamento sfavorevole della sinistralità osservata rispetto a quella stimata in fase di costruzione del singolo prodotto ovvero un rischio finanziario non previsto o superiore rispetto alla attese, nel caso di polizze caso vita a prestazione rivalutabile.
La Compagnia presidia tale rischio mediante un monitoraggio periodico dell'andamento tecnico del portafoglio e del rischio finanziario suddiviso per tipologie tariffarie omogenee.
In caso di andamento diverso dalle attese per una particolare categoria tariffaria, è prevista la possibilità di accantonamenti integrativi anche attraverso l'utilizzo di basi tecniche aggiornate, nel rispetto della normativa vigente.
Il secondo caso è presidiato attraverso dei controlli periodici sia analitici che di coerenza globale per verificare la correttezza delle valutazioni fornite dal sistema.

Rami Danni

Le tipologie di rischi assicurativi presenti nei rami esercitati dalla Compagnia, sono molto simili, per natura e per tipologia di misure adottate dalla Compagnia, ai rischi già descritti nei rami vita.

Il rischio biometrico si articola, nel caso dei rami danni, nel rischio di morbilità o di invalidità, le modalità di controllo messe in opera dalla Compagnia sono molto simili a quelle descritte per la parte vita.

Il rischio di tariffazione viene presidiato secondo attività e metodologie molto simili a quelle messe in opera per i rischi relativi al ramo vita.

Il rischio di riservazione nei rami danni esercitati dalla Compagnia prevede, oltre a quanto già descritto per i rami vita, la necessità di un monitoraggio dell'andamento tecnico per quanto riguarda la sinistralità osservata nel portafoglio.

La tipologia di rischi assicurati, le tempistiche di denuncia dei sinistri e le prestazioni dovute in caso di sinistro, richiedono una particolare attenzione al corretto smontamento della riserva sinistri nel tempo.

La Compagnia effettua periodicamente dei monitoraggi a posteriori sul portafoglio per verificare l'adeguatezza dei modelli utilizzati per la determinazione delle voci di riserva sinistri e dei controlli statistici per tenere sotto controllo i cumuli di rischi a livello di singola testa assicurata, in modo da monitorare livelli di concentrazione non previsti.

Informazioni di natura quantitativa

L'attività assicurativa nel ramo vita e nel ramo danni è esercitata, all'interno del Gruppo, dalla società Centrovita Assicurazioni S.p.A., iscritta all'apposito elenco ISVAP e pertanto sottoposta all'attività di vigilanza esercitata dall'apposito organo di controllo. Anche nel settore assicurativo è in essere uno strumento di vigilanza che statuisce l'adeguatezza patrimoniale delle compagnie assicurative a fronte della quantificazione dell'assorbimento di risorse generato dai rischi assicurativi; tale strumento prende il nome di "Margine di Solvibilità" ed è regolato dal D.Lgs. 17 marzo 1995, numero 175.

Si fornisce di seguito la situazione del margine di solvibilità di Centrovita Assicurazioni S.p.A. al 31 dicembre 2006, che riporta un eccedenza complessiva di 10 milioni di euro:

Voci di riferimento dei modelli del margine di solvibilità **Rami vita e rami danni**	**Assicurazioni vita**	**Assicurazioni danni**	**Totale**
Ammontare del margine di solvibilità richiesto	63	4	67
Elementi costitutivi del margine di solvibilità disponibile			
- Totale elementi A	71	6	77
- Totale elementi B			
Totale elementi costitutivi del margine di solvibilità disponibile	71	6	77
Eccedenza / insufficienza degli elementi costitutivi del margine di solvibilità disponibile rispetto agli elementi costitutivi del margine di solvibilità richiesto	8	2	10

Parte F – INFORMAZIONI SUL PATRIMONIO CONSOLIDATO

SEZIONE 1 – IL PATRIMONIO CONSOLIDATO

A. Informazioni di natura qualitativa

La gestione del patrimonio riguarda il complesso delle politiche e delle scelte necessarie a definire la dimensione del patrimonio, nonché la combinazione ottimale tra i diversi strumenti alternativi di capitalizzazione, in modo da assicurare che il patrimonio e i coefficienti patrimoniali della Capogruppo e delle sue controllate siano coerenti con il profilo di rischio assunto rispettando, al contempo, i requisiti di vigilanza.

B. Informazioni di natura quantitativa

Per le suddette informazioni si rimanda a quanto riportato nella Sezione 15 della Parte B - Passivo della presente nota integrativa.

SEZIONE 2 – Il PATRIMONIO E I COEFFICIENTI DI VIGILANZA BANCARI

2.1 Ambito di applicazione della normativa

2.2 Patrimonio di vigilanza bancario

A. Informazioni di natura qualitativa

Il patrimonio di vigilanza ed i coefficienti patrimoniali sono stati calcolati sulla base dei valori patrimoniali e del risultato d'esercizio determinati con l'applicazione della disciplina di bilancio prevista dai principi contabili internazionali IAS/IFRS e tenendo conto delle modifiche introdotte dalla nuova normativa sul patrimonio di vigilanza ed i coefficienti prudenziali a seguito del recepimento dell'11° aggiornamento della Circolare n. 155/91, pubblicata dalla Banca d'Italia in data 3 aprile 2006.

1. Patrimonio di base

2. Patrimonio supplementare

3. Patrimonio di terzo livello

Il patrimonio di vigilanza è costituito dal patrimonio di base e dal patrimonio supplementare al netto di alcune deduzioni; in maggiore dettaglio:
- il patrimonio di base (Tier 1), ammesso nel calcolo senza alcuna limitazione, è costituito dal capitale versato, dalle riserve, comprensive del sovrapprezzo di emissione e dell'utile di periodo al netto delle azioni o quote proprie in portafoglio, delle immobilizzazioni immateriali, delle perdite dell'esercizio in corso e da quelle registrate nei periodi precedenti;
- il patrimonio supplementare (Tier 2), che non può eccedere il valore del patrimonio di base, include le riserve da valutazione, gli strumenti ibridi di patrimonializzazione e le passività subordinate al netto delle previsioni delle rettifiche di valore sui crediti per rischio paese non rilevate in bilancio.

Da tali aggregati vanno dedotte le partecipazioni, gli strumenti innovativi di capitale, gli strumenti ibridi di patrimonializzazione e le attività subordinate detenute in altre banche e società finanziarie.

Le nuove disposizioni previste dall'aggiornamento della Circolare n. 155/91 sopra citato sono finalizzate all'armonizzazione dei criteri di determinazione del patrimonio di vigilanza e dei coefficienti con i principi contabili internazionali: in tale ambito l'aspetto più rilevante è l'introduzione dei cosiddetti "filtri prudenziali", volti a salvaguardare la qualità del patrimonio di vigilanza e ridurne la potenziale volatilità indotta dall'applicazione delle nuove regole. Da un punto di vista sostanziale, l'effetto dei suddetti filtri consiste in alcune correzioni dei dati contabili di patrimonio netto prima del loro utilizzo a fini di vigilanza.

Alla luce di tale quadro normativo, il calcolo del patrimonio di vigilanza consolidato del Gruppo Banca CR Firenze ha tenuto conto delle seguenti regole:

- Il perimetro di consolidamento è stato rideterminato a fini di vigilanza mediante l'inclusione nel perimetro di consolidamento *line by line* delle società sottoposte a controllo congiunto, con l'applicazione del metodo proporzionale; tale metodologia ha comportato il ricalcolo del patrimonio derivante dallo "spostamento" della *joint venture* relativa a Findomestic Gruppo dal perimetro di consolidamento al patrimonio netto ed il ricalcolo dei coefficienti prudenziali mediante l'inclusione del 50% dei rischi riferiti al suddetto Gruppo;
- Il perimetro di consolidamento è stato rideterminato a fini di vigilanza mediante l'esclusione dal consolidamento *line by line* delle società controllate operanti nel settore assicurativo, come da istruzioni della Banca d'Italia; tale metodologia ha comportato il ricalcolo del patrimonio derivante dallo "spostamento" della compagnia assicurativa al perimetro di consolidamento al patrimonio netto, producendo effetti soltanto sull'ammontare del patrimonio di terzi;
- Le plusvalenze nette non realizzate sulle attività finanziarie disponibili per la vendita, per ciascuno dei portafogli in titoli di debito, in titoli di credito ed in quote di O.I.C.R., al netto degli effetti fiscali, sono state incluse al 50% nel patrimonio supplementare;
- le plusvalenze non realizzate derivanti dalla rideterminazione del costo degli immobili (sia ad uso funzionale che per investimento) rilevate in sede di FTA sono state integralmente computate nel patrimonio supplementare;
- in base alle istruzioni applicative di Banca d'Italia sulla Direttiva 2002/87/CE relativa alla vigilanza supplementare sui conglomerati finanziari, il valore al patrimonio netto della partecipazione detenuta in Centrovita Assicurazioni S.p.A. è stato dedotto dalla somma del patrimonio di base e del patrimonio supplementare; analogo trattamento è stato riservato alle attività subordinate in portafoglio emesse dalla suddetta compagnia assicurativa;
- l'interessenza nel capitale della Banca d'Italia è stata dedotta dal patrimonio di vigilanza per un importo pari alla seconda delle cinque quote annuali costanti con cui si deve sterilizzare, a partire dal bilancio 2005, l'intera partecipazione.

B. Informazioni di natura quantitativa

	31 dicembre 2006	31 dicembre 2005	variazione	
			assoluta	%
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	**1.308**	**829**	**479**	**57,8%**
Filtri prudenziali del patrimonio di base:				
- filtri prudenziali Ias/Ifrs positivi	91	140	(49)	-35,0%
- filtri prudenziali Ias/Ifrs negativi	(1)	(4)	3	-75,0%
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	**1.398**	**965**	**433**	**44,9%**
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	**956**	**858**	**98**	**11,4%**
Filtri prudenziali del patrimonio supplementare:				
- filtri prudenziali Ias/Ifrs positivi	1	111	(110)	-99,1%
- filtri prudenziali Ias/Ifrs negativi	(7)	(4)	(3)	75,0%
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	**950**	**965**	**(15)**	**-1,6%**
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri prudenziali	**2.348**	**1.930**	**418**	**21,7%**
Elementi da dedurre dal totale patrimonio di base e supplementare	282	250	32	12,8%
F. Patrimonio di vigilanza	**2.066**	**1.680**	**386**	**23,0%**

L'incremento del patrimonio di vigilanza consolidato è prevalentemente ascrivibile alla crescita del patrimonio di base, prodotta dagli aumenti del capitale e dei sovrapprezzi effettuati dalla Capogruppo a titolo gratuito ed a pagamento per circa 222 milioni di euro, dall'incremento del patrimonio di terzi per circa 92 milioni di euro, derivante dalla capitalizzazione degli utili di pertinenza, nonché dalla crescita delle riserve della Capogruppo per 93 milioni di euro e dell'utile consolidato patrimonializzato per circa 100 milioni di euro; si segnala inoltre la riduzione dei filtri prudenziali IAS/IFRS positivi per circa 49 milioni di euro, in seguito all'ammortamento di 1/5 degli elementi patrimoniali oggetto di impegni di acquisto a termine computabili nel patrimonio di base (*put options* su quote di minoranza di alcune società controllate, come dettagliato nella Relazione sulla Gestione del bilancio dell'Impresa).

2.3 Adeguatezza patrimoniale

A. Informazioni di natura qualitativa

Il Gruppo Banca CR Firenze è soggetto ai requisiti di adeguatezza patrimoniale stabiliti dal Comitato di Basilea in base alle regole definite dalla Banca d'Italia che stabiliscono il rapporto minimo, a livello consolidato, tra patrimonio di vigilanza e attività di rischio ponderate, che deve essere pari almeno all'8%.
La Capogruppo monitora e misura periodicamente il profilo patrimoniale del Gruppo procedendo, in funzione delle dinamiche di crescita attese di impieghi e di altre attività, alla quantificazione dei rischi (di credito, di mercato) ed alla conseguente verifica di compatibilità dei "ratios". Il rispetto dell'adeguatezza patrimoniale viene conseguito attraverso vari strumenti, quali la politica di *pay out*, la definizione di operazioni di finanza strategica (aumenti di capitale ed emissioni di obbligazioni subordinate) e la gestione della politica degli impieghi in funzione della rischiosità delle controparti.
Un'ulteriore fase di analisi e controllo preventivo sull'adeguatezza patrimoniale del Gruppo è prevista ogni volta che si procede ad operazioni di carattere straordinario, come fusioni, acquisizioni e cessioni, attraverso la stima dell'impatto sui coefficienti di tali eventi e programmando eventuali azioni correttive volte a rispettare i vincoli richiesti dall'Autorità di Vigilanza.

B. Informazioni di natura quantitativa

Categorie/Valori	Importi non ponderati		Importi ponderati / requisiti		variazioni %	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005	Importi non ponderati	Importi ponderati/requisiti
A. ATTIVITA' DI RISCHIO						
A.1 RISCHIO DI CREDITO						
METODOLOGIA STANDARD	***30.003***	***25.101***	***21.408***	***18.277***	***19,5%***	***17,1%***
ATTIVITA' PER CASSA	25.924	20.952	20.328	17.114	23,7%	18,8%
1.Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	4.942	2.802	650	443	76,4%	46,7%
1.1 Governi e Banche Centrali	*1.784*	*592*	*1*		*n.s.*	
1.2 Enti pubblici	*355*	*348*	*71*	*70*	*2,0%*	*1,4%*
1.3 Banche	*2.803*	*1.862*	*578*	*373*	*50,5%*	*55,0%*
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)						
2. Crediti ipotecari su immobili residenziali	2.491	2.418	1.246	1.209	3,0%	3,0%
3. Crediti ipotecari su immobili non residenziali		14		7	-100,0%	-100,0%
4. Azioni, partecipazioni e attività subordinate						
5. Altre attività per cassa	18.491	15.718	18.432	15.455	17,6%	19,3%
ATTIVITA' FUORI BILANCIO	4.079	4.149	1.081	1.163	-1,7%	-7,1%
1. Garanzie e impegni verso (o garantite da):	1.256	1.043	53	32	20,4%	65,6%
1.1 Governi e Banche Centrali	*41*	*132*				
1.2 Enti pubblici	*651*	*495*	*26*	*14*	*31,5%*	*85,7%*
1.3 Banche	*564*	*416*	*27*	*18*	*35,6%*	*50,0%*
1.4 Altri soggetti						
2. Contratti derivati verso (o garantiti da):	2.823	3.106	1.028	1.131	-9,1%	-9,1%
2.1 Governi e Banche Centrali						
2.2 Enti pubblici						
2.3 Banche	*2.823*	*3.106*	*1.028*	*1.131*	*-9,1%*	*-9,1%*
2.4 Altri soggetti						
B. REQUISITI PATRIMONIALI DI VIGILANZA						
B.1 RISCHIO DI CREDITO			**1.748**	**1.509**		**15,8%**
B.2 RISCHI DI MERCATO			**42**	**75**		**-44,0%**
1. METODOLOGIA STANDARD	X	X	42	75		-44,0%
di cui:						
+ rischio di posizione su titoli di debito	X	X	38	63		-39,7%
+ rischio di posizione su titoli di capitale	X	X	2	7		-71,4%
+ rischio di cambio	X	X				
+ altri rischi	X	X	2	5		-60,0%
2. MODELLI INTERNI	X	X				
di cui:						
+ rischio di posizione su titoli di debito	X	X				
+ rischio di posizione su titoli di capitale	X	X				
+ rischio di cambio	X	X				
B.3 ALTRI REQUISITI PRUDENZIALI	X	X	**9**	**15**		**-40,0%**
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	X	X	**1.799**	**1.599**		**12,5%**
C. ATTIVITA' DI RISCHIO E COEFFICIENTI DI VIGILANZA	X	X				
C.1 Attività di rischio ponderate	X	X	22.485	19.991		12,5%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	X	X	6,22%	4,83%		1,39%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	X	X	9,34%	8,55%		0,79%

PARTE G - OPERAZIONI DI AGGREGAZIONE RIGUARDANTI IMPRESE O RAMI D'AZIENDA

Sezione 1 – Operazioni realizzate durante l'esercizio

1.1 Operazioni di aggregazione

Denominazione	Data dell'operazione	(1)	(2)	(3)	(4)
Daewoo Bank (Romania) S.A.	9 marzo 2006	31	56,23%	3	1

(1) Costo dell'operazione
(2) Percentuale di interessenza acquisita con diritto di voto in assemblea ordinaria
(3) Totale ricavi del Gruppo
(4) Utile/perdita netto del Gruppo

Nel mese di marzo del 2006, ottenute le necessarie autorizzazioni delle autorità competenti in Italia ed in Romania, la Capogruppo ha perfezionato l'acquisizione, al prezzo complessivo di € 30.480.628,37, di una quota di controllo pari al 56,23% del capitale della Daewoo Bank S.A., banca commerciale con sede a Bucarest (Romania), la cui rete era composta, al momento dell'acquisto, da nove filiali. In seguito all'acquisizione, la denominazione della controllata è stata modificata in Banca C.R. Firenze Romania S.A. e la banca è stata iscritta nel Gruppo Bancario Banca CR Firenze.

L'operazione è stata realizzata principalmente allo scopo di fornire un punto di riferimento alle numerose imprese italiane dei territori presidiati dal Gruppo che hanno interessi nello stato rumeno che presenta, di per sé, interessanti opportunità di sviluppo anche nella prospettiva del suo recente ingresso nella U.E.

Sono state poste in essere opportune attività di "assessment" organizzativo e giuridico, per effetto delle quali la Capogruppo ha nominato 4 dei 7 amministratori della controllata e sta inoltre inserendo proprio personale nella struttura operativa; tali modifiche sono state realizzate in funzione delle concordate nuove modalità di "governance" della società ed allo scopo di garantire una struttura organizzativa in linea con le indicazioni dell'Organo di Vigilanza in merito al sistema dei controlli di Gruppo su società controllate residenti in paesi stranieri.

Il trattamento contabile dell'aggregazione è stato determinato ai sensi dell'IFRS 3 e si è articolato come segue:

- è stato determinato il costo d'acquisto, comprensivo degli oneri diretti ed indiretti di acquisizione attribuibili alla transazione;
- è stato determinato il *Net Asset Fair Value* dell'azienda acquistata alla data della transazione, mediante valutazione al *fair value* delle attività e passività, identificazione e valutazione delle attività potenziali, identificazione e valutazione di eventuali *intangible assets*.

Il lavoro svolto ha evidenziato un valore equo delle attività e passività acquisite e degli *intangibles* che non ha consentito l'allocazione del *goodwill* rilevato tra le componenti dell'attivo consolidato, anche in considerazione degli scopi per i quali la Capogruppo ha operato l'acquisizione (penetrazione in un nuovo mercato); è stato pertanto necessario iscrivere tale *goodwill* tra gli avviamenti a vita utile indefinita e sottoporre ad *impairment test* la relativa *CGU* (*cash generating unit*), con risultato positivo per l'esercizio 2006.

PARTE H – OPERAZIONI CON PARTI CORRELATE

1. Informazioni sui compensi degli amministratori e dei dirigenti

Nella tabella sono riportati gli emolumenti ed i compensi corrisposti, anche da società controllate, agli Amministratori, ai Sindaci, al Direttore Generale, ai Vice Direttori Generali ed ai Dirigenti con finalità strategiche della Capogruppo (le relative voci sono state valorizzate in migliaia di euro per renderle maggiormente rappresentative):

(importi in migliaia di euro)	Amministratori e Sindaci (1)	Direttore Generale, Vice Direttori Generali e altri Dirigenti
Emolumenti e contributi sociali	1.956	2.842
Bonus, premi e incentivi vari (2)		1.608
Altri oneri previdenziali ed assicurativi (3)	154	85
Benefici non monetari		67
Indennità diverse per cessazione del rapporto di lavoro (4)		270
Pagamenti in azioni (stock options) (5)		1.955
Totale	**2.110**	**6.827**

(1) Per il dettaglio sui compensi agli amministratori e sindaci si rimanda alla Parte H della nota integrativa individuale.
(2) Comprende bonus, gratifiche e l'importo percepito nel 2006 ai sensi della Legge 243/2004.
(3) Include eventuali oneri a carico della Capogruppo per previdenze complementari, polizze assicurative, ecc.
(4) Include la quota del trattamento di fine rapporto di competenza dell'esercizio nonché eventuali indennità di buonuscita.
(5) Si riferisce alle stock options esercitate nel corso dell'esercizio 2006 ad un prezzo medio di mercato di euro 2,68 per 762.591 unità; in proposito si precisa che a partire dal 1° agosto 2006 ha avuto inizio il periodo di esercizio della seconda tranche del piano di stock options a suo tempo deliberato dall'Assemblea dei Soci.

2. Informazioni sulle transazioni con parti correlate

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite dallo IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio del Gruppo, pertanto, ai sensi del punto 4 dello IAS 24, le operazioni e i saldi in essere con le parti correlate infragruppo sono eliminati nella redazione del bilancio consolidato.

In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per le seguenti categorie di parti correlate.

a) Controllante

Nessun soggetto detiene il controllo di Banca CR Firenze S.p.A.

b) Entità esercitanti influenza notevole sulla Società

Rientrano in questa categoria, in considerazione delle partecipazioni detenute ovvero dei rapporti intrattenuti con la società, i tre principali azionisti della Capogruppo; Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. (fino al 31 dicembre 2006 la partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza 1° gennaio 2007, è stata protagonista della fusione con Banca Intesa S.p.A.) e BNP Paribas S.A.
Per ulteriori dettagli si rimanda a quanto descritto nella Parte H della nota integrativa del bilancio dell'Impresa.

c) Società Controllate

Le operazioni infragruppo sono riconducibili alla ordinaria operatività interna di una realtà bancaria polifunzionale. Non essendoci società controllate di significativa operatività non consolidate integralmente, tutti i rapporti con le controllate sono oggetto di elisione infragruppo; pertanto nelle tabelle a seguire non riportiamo questa categoria. L'elenco delle società del Gruppo è presentato in dettaglio nella Nota Integrativa consolidata Parte B, Sezione 10. Inoltre, per maggiori informazioni si rimanda a quanto descritto nella Parte H della nota integrativa del bilancio dell'Impresa.

d) Società Collegate

Come descritto nella Parte H della Nota Integrativa individuale, le società collegate Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., sono supportate finanziariamente da Banca CR Firenze S.p.A.; le operazioni con le suddette società sono inquadrabili nell'ordinaria operatività del Gruppo e poste in essere a condizioni in linea con il mercato.

e) Joint ventures

Rientra in questa categoria il Gruppo Findomestic, supportato finanziariamente in misura significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico. Rientra in questa categoria anche la società Soprarno SGR S.p.A. costituita nel corso del 2006, peraltro non ancora operativa.
Le operazioni con *joint ventures* sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere comunque a condizioni in linea con il mercato.

f) Dirigenti con responsabilità strategiche

Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale ed include, oltre al Direttore Generale ed ai due Vice Direttori Generali, sei Direttori Centrali di Banca CR Firenze S.p.A. che hanno, per questo, responsabilità strategiche; nella precedente Sezione 1 sono indicate le retribuzioni di tali soggetti, oltre a quelle degli Amministratori e dei Sindaci.

g) Altre parti correlate

Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Cassa di Risparmio di Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente e delle società agli stessi riconducibili.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono di seguito riportate in una tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi patrimoniali ed economici di bilancio consolidato.

Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate

In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nelle tabelle riportate di seguito sono fornite le informazioni quantitative sulle transazioni con parti correlate evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico e sui flussi finanziari del Gruppo.

	Crediti verso clientela	*Incidenza sul totale*	Crediti verso banche	*Incidenza sul totale*	Debiti verso clientela	*Incidenza sul totale*	Debiti verso banche	*Incidenza sul totale*	Garanzie rilasciate	*Incidenza sul totale*	Margine di contribuzione (1)	*Incidenza sull'Utile*
a) Controllante												
b) Entità esercitanti influenza notevole sulla Società					32	*0,28%*		*0,03%*	2	*0,21%*	n.s.	*0,07%*
c) Controllate												
d) Collegate	146	*1,00%*	218	*13,04%*	12	*0,11%*	47	*5,70%*			2	*0,74%*
e) Joint ventures			756	*45,22%*			30	*3,68%*	6	*0,65%*	3	*1,11%*
f) Dirigenti con responsabilità strategiche	1	*0,01%*			1	*0,01%*						
g) Altre parti correlate	13	*0,09%*			226	*1,98%*			2	*0,21%*	1	*0,37%*
Totale	**160**	***1,09%***	**974**	***58,25%***	**271**	***2,38%***	**77**	***9,46%***	**10**	***1,06%***	**6**	***2,21%***

(1) Corrisponde al margine di intermediazione: margine d'interesse più margine da servizi.

Nella seguente tabella viene riportata l'incidenza delle operazioni con parti correlate sui flussi finanziari del Gruppo; a tal fine è stato predisposto un rendiconto finanziario con metodo indiretto.

ATTIVITA' OPERATIVA	**31 dicembre 2006**
Gestione	**5**
- margine di contribuzione all'utile d'esercizio delle parti correlate	5
Liquidità generata/assorbita dalle attività finanziarie	**144**
- crediti verso banche	(75)
- crediti verso clientela	219
Liquidità generata/assorbita dalle passività finanziarie	**45**
- debiti verso banche	15
- debiti verso clientela	30
Liquidità netta generata/assorbita dall'attività operativa delle parti correlate	**194**
ATTIVITA' DI INVESTIMENTO	
Liquidità generata da:	**11**
- vendita partecipazioni (Centro Leasing Banca S.p.A. a BNP Paribas S.A.)	11
Liquidità assorbita da:	**(129)**
- acquisti di partecipazioni (Banca CR Firenze Romania S.A., Centro Leasing Banca S.p.A. da Sanpaolo IMI S.p.A., Sopramo SGR S.p.A.)	(53)
- acquisti (o incrementi) di attività immateriali (avviamento CR Mirandola S.p.A.)	(76)
Liquidità netta generata/assorbita dall'attività d'investimento delle parti correlate	**(118)**
ATTIVITA' DI PROVVISTA	
- emissioni/acquisti di azioni proprie (stock options dirigenti)	2
Liquidità netta generata/assorbita dall'attività di provvista delle parti correlate	**2**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO DALLE PARTI CORRELATE	**78**

PARTE I - ACCORDI DI PAGAMENTO BASATI SU PROPRI STRUMENTI PATRIMONIALI

A - INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti della Capogruppo del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (*stock option*) a favore dei Direttori generali e dei Dirigenti delle società bancarie del Gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione che, in forza delle stesse, ha deliberato i seguenti piani di *stock option*;

- la *prima tranche del piano*, riguardante complessivamente *4 milioni di azioni*, è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere dal *16 ottobre 2003* al *16 ottobre 2006* azioni di nuova emissione della società ad un prezzo unitario di € 1,225;
- la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi *6 milioni di azioni*, esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di €1,103 per azione; in proposito si precisa che in seguito alle operazioni sul capitale sociale deliberate dall'Assemblea dei Soci del 27 aprile 2006, descritte nella Relazione sulla Gestione, i termini relativi al numero di azioni ed al prezzo unitario di esercizio hanno subito variazioni, senza peraltro modificare il beneficio economico del piano.

L'assegnazione di *stock option*, quale forma di retribuzione legata all'andamento ed alle prospettive economiche del Gruppo, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Capogruppo, ai sensi dell'articolo 2358, 3° comma, del Codice Civile.

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005.

Il piano di *stock options* attualmente in vigore è relativo alla *seconda tranche* sopra citata; per tale piano è stato pertanto determinato il *fair value* delle opzioni assegnate e si è provveduto ad imputare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004, mentre le quote di competenza degli esercizi 2005 e 2006 sono state rilevate nei conti economici dei rispettivi esercizi.

B - INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2 si riporta di seguito l'informativa sulle variazioni ed il dettaglio dei piani di *stock options* riferiti ai Direttori Generali ed ai Dirigenti delle società bancarie del Gruppo.

- Prima tranche del piano:

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2006			31 dicembre 2005		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**241.181**	**1,22500**	**289**	**1.087.210**	**1,22500**	**653**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni						
C. Diminuzioni	**241.181**	**1,22500**		**846.029**	**1,22500**	
C.1 Annullate						
C.2 Esercitate	241.181	1,22500		846 029	1,22500	
C.3 Scadute						
C.4 Altre variazioni						
D. Rimanenze finali				**241.181**	**1,22500**	**289**
E. Opzioni esercitabili alla fine dell'esercizio				**241.181**	**1,22500**	**289**

- Seconda tranche del piano (esercitabile dal 1° agosto 2006):

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2006		
	Numero opzioni	Prezzi medi (in euro)	Scadenze media (1)
A. Esistenze iniziali (2)	**6.540.780**	**0,97300**	**1.096**
B. Aumenti			
B.1 Nuove emissioni			
B.2 Altre variazioni			
C. Diminuzioni	**3.992.352**	**0,97300**	
C.1 Annullate			
C.2 Esercitate	3.992.352	0,97300	
C.3 Scadute			
C.4 Altre variazioni			
D. Rimanenze finali	**2.548.428**	**0,97300**	**944**
E. Opzioni esercitabili alla fine dell'esercizio	**2.548.428**	**0,97300**	**944**

(1) Trattandosi di un'unica scadenza, per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.

(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.

BANCA
CR FIRENZE

RECEIVED

2007 MAY 18 A 10:22

Press Release

Ente Cassa di Risparmio di Firenze, has instructed that the following announcement be released:

PRESS RELEASE

Seen the debate and the opinion of the shareholders' general meeting, as per Art. 12, Paragraph 3, Comma 6, which was held on 11 April 2007, after an in-depth examination of the matters related to Ente Cassa di Risparmio di Firenze's shareholding, Banca CR Firenze, the steering committee of Ente Cassa di Risparmio di Firenze has issued a positive evaluation of the merger project of Banca CR Firenze with the substantially federative current organisation of Intesa Sanpaolo and of the prospective agreement between the principal banking foundation shareholders. In addition, the project offers Ente Cassa di Risparmio di Firenze, which continues the heritage of the savings banks of the past, the prospective of a significant presence in the ownership of Intesa Sanpaolo and the ample and guaranteed possibility of a greater involvement in the local territory.

The project must be negotiated and, most importantly, must foresee that the hypothesized permanence of Ente Cassa di Risparmio di Firenze as a direct shareholder of Banca CR Firenze guarantee, even through specific article-of-association clauses and agreements:

- an important function of keener and more efficient support to the territory's small and medium agricultural, commercial and industrial enterprises;
- the continuation of the role of the Florence bank, including the coordination of twelve Italian savings banks based in central Italy which would be granted to Banca CR Firenze through the merger operation; and
- the safeguarding of the employees that have contributed the life of the Bank.

The shareholders of Ente Cassa di Risparmio di Firenze have been convened to a shareholders' meeting to receive wide details on the negotiations in progress.

Firenze, 20 April 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

On April 20th,2007, 22,602 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,319,668.00	828,319,668	1.00	828,297,066.00	828,297,066	1.00
Ordinary shares *(full entitlement) Coupon n° 1*	828,319,668.00	828,319,668	1.00	828,297,066.00	828,297,066	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on April 24, 2007.

Florence, 24 April 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Ordinary and Extraordinary Shareholders' Meeting

1st Call - 26 April 2007

2nd Call - 7 May 2007

Board of Statutory Auditors - Lists of candidates

List submitted by Ente Cassa di Risparmio di Firenze

1) Vieri Fiori - born in Florence 5 August 1942

Currently is the Chairman of the Board of Statutory Auditors of Banca CR Firenze and a member of the statutory auditors of companies controlled by or connected to the Banca CR Firenze Group. He is a chartered accountant since 1966 and is based in Florence. He is on the national register of auditors and is an acting statutory board member of the following important Italian companies:

CURRENT APPOINTMENTS

Chairman of the Board of Statutory Auditors of the companies:

- APOLLO S.p.A.
- BOTTO.R.O. S.p.A.
- CASSA DI RISPARMIO DI ORVIETO S.p.A.
- CENTRO RISCOSSIONE TRIBUTI CERIT S.p.A.
- CONSORZIO NAZIONALE CONCESSIONARIE S.p.A.
- CONSORZIO IL 500 FIORENTINO
- FIDICONTROL S.p.A.
- FIDUCIARIA TOSCANA S.p.A.
- E. PECCI & C. S.p.A.
- GILBARCO S.p.A.
- MAGAZZINI GENERALI DI PRATO S.c.a.r.l.
- MIDA MILANO S.r.l.
- O.I.C. S.r.l.
- ORTO DEL FORTE S.p.A.
- PECCI FILATI S.p.A.
- PONTOGLIO S.p.A.

Acting member of the Board of Statutory Auditors of:

- CASSA DI RISPARMIO DI PISTOIA E PESCIA S.p.A.
- CREDIAL ITALIA S.p.A.
- FINDOMESTIC LEASING S.p.A.
- TECNOTESSILE CENTRO RICERCHE S.r.l.
- TOSCO-FIN S.r.l.
- BIEFFE 5 S.p.A.
- FINDOMESTIC BANCA S.p.A.
- FINDOMESTIC NETWORK S.p.A.

Member of the Board of Directors of S.I.C.I. SGR S.p.A.

2) Marco Sacconi - born in Florence on 12 September 1952

Currently is an acting member of the Board of Statutory Auditors of Banca CR Firenze and a member of the Board of Statutory Auditors of companies controlled by or connected to the Banca CR Firenze Group. He is a chartered accountant since 1981 and is based in Florence. He is on the national register of auditors. He also is a professional business consultant on corporate and tax issues. In addition, he works on assignments from the Florence Court . He also writes manuals on banking and tax laws.

CURRENT APPOINTMENTS

Chairman of the Board of Statutory Auditors of:

- SAPONERIE MARIO FISSI S.p.A.
- TENUTA LA FUGA S.r.l.

Acting member of the Board of Statutory Auditors of:

- CASSA DI RISPARMIO DI CIVITAVECCHIA S.p.A.
- CASSA DI RISPARMIO DI PISTOIA E PESCIA S.p.A.
- CENTRO LEASING BANCA S.p.A.
- CENTRO LEASING RETE S.p.A.
- GILBARCO S.p.A.
- LUNGARNO ALBERGHI S.p.A.

Substitute member of the Board of Statutory Auditors of:

- BOEHRINGER INGELHEIM ITALIA S.p.A.
- CASSA DI RISPARMIO DI ORVIETO S.p.A.
- CASSA DI RISPARMIO DELLA SPEZIA S.p.A.
- CENTROVITA ASSICURAZIONI S.p.A.
- GE.FI.L. GESTIONE FISCALITÀ LOCALE S.p.A.
- WONDER S.r.l.

3) Francesco Mancini – born in Florence on 27 July 1960

He is an member of the Board of Statutory Auditors of companies controlled by and connected to the Banca CR Firenze Group. He is a chartered accountant in Florence since 1985 and is on the national register of auditors. He also is a professional consultant on corporate and tax issues. In addition, he works on assignments from the Florence Court. He has conducted studies and researches for the associations with whom chartered accountants are affiliated.

CURRENT APPOINTMENTS:

Acting member of the Board of Statutory Auditors of the following companies:

- CASSA DI RISPARMIO DELLA SPEZIA S.p.A.
- CENTRO LEASING S.p.A.
- CENTRO LEASING RETE S.p.A.
- CENTRO RISCOSSIONE TRIBUTI CERIT S.p.A.
- CENTROVITA ASSICURAZIONI S.p.A.
- CMK S.p.A.
- CORPO VIGILI GIURATI S.p.A. - Firenze
- CORPO VIGILI GIURATI S.p.A. – Pisa
- GRUPPO FONDIARIA SERVICE S.r.l.
- INFOGROUP S.p.A.
- MERCANTILE FINANCE S.r.l.
- SOPRARNO SGR S.p.A.
- VIANSE S.p.A.
- WELCOME ITALIA S.p.A.

List submitted by Intesa Sanpaolo S.p.A.

1) Domenico Muratori – born in Bari on 18 March 1961

Currently is an acting member of the Board of Statutory Auditors of Banca CR Firenze. He is a chartered accountant, a registered auditor and an expert on tax matters, on financial and insurance products and on extraordinary finance. He is the Managing Director of *Consorzio Studi e Ricerche Fiscali* of the Intesa Sanpaolo Group.

CURRENT APPOINTMENTS:

Board Member of SANPAOLO FIDUCIARIA S.p.A.

Acting member of the Board of Statutory Auditors of CATTLEYA S.p.A.

2) Angelo Falbo – born in Rome on 8 October 1966

Currently is a substitute member of the Board of Statutory Auditors of Banca CR Firenze. He is a registered auditor and a lawyer experienced in tax matters. He is a business executive employed by *Consorzio Studi e Ricerche Fiscali* of the Intesa Sanpaolo Group. In addition, is a professor and lecturer.

CURRENT APPOINTMENTS:

Acting member of the Board of Statutory Auditors of TISSUELAB S.p.A. and DI ZIO COSTRUZIONI MECCANICHE S.p.A.

3) Silvia Rinaldi – born in Turin on 9 June 1966

Currently is a bank executive in charge of the *Ufficio Gestione Operativa* of the Corporate Affairs & Shareholding Dept. at INTESA SANPAOLO S.p.A.'s Corporate Center. She is a chartered accountant and is on the national register of auditors.

CURRENT APPOINTMENT:

Acting member of the Board of Statutory Auditors of AZIMUT BENETTI S.p.A.

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,706,577.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Ordinary and Extraordinary Shareholders' Meeting

1st Call - 26 April 2007

2nd Call - 7 May 2007

Report of the Board of Statutory Auditors

BANCA CR Firenze S.p.A.
Report of the Board of Auditors
on the Financial Statements at **31 December 2006**
drawn up pursuant to Article 153
of Legislative Decree 58 of 24 February 1998 and Article 2429 of the Italian Civil Code.

Dear Shareholders,

The Board of Directors submits for your approval the financial statements at 31 December 2006, the first prepared on the basis of the international accounting standards (IASs/IFRSs). The previous financial year showed a net profit of ***€240.3 million***, including, as indicated in the Directors' Report, €97.6 million in non-recurring gains, net of tax effects. Applying the same policies, the previous year ended with a net profit of €111.9 million without the contribution of extraordinary gains and the merger with Cassa di Risparmio di Mirandola.

The financial statements, supplemented by the Directors' Report on Operations, consist of the balance sheet, the income statement, the statement of changes in shareholders' equity, the statement of cash flows and the notes to the financial statements (in addition to the attachments required by Bank of Italy Circular 262/2005) and have been prepared on the basis of the IASs/IFRSs in compliance with Regulation (EC) no. 1606/2002, Legislative Decree 38/2005 and Bank of Italy Circular 262 of 22 December 2005.

This change in the measurement and presentation criteria requires investors to pay additional attention and become familiar with innovative methodologies that are not always easy to interpret and understand, especially after many years of presenting data in terms of historical cost and nominal value, concepts that have now been replaced with those of fair

value and present value.

Please recall that for the purposes of preparing the consolidated financial statements of the Group, your Company had already prepared the data used in the consolidated accounts on the basis of the IASs as from 31 December 2005. This data can therefore be used for comparative purposes with the results reported in these financial statements.

You will also recall that in the previous Report, this Board of Auditors noted the changes that, in connection with the adoption of the new standards, would impact shareholders' equity as from 1 January 2006. The Directors reported the formation of non-distributable reserves as a result of the new measurement policies (an FTA reserve and a fair value measurement reserve).

Your company's 2006 financial statements also provide reconciliations of changes resulting from the recognition of new assets and liabilities and the derecognition of assets and liabilities that are no longer permitted under the new accounting standards, the reclassification of various assets, liabilities and components of equity and the application of new methods for measuring assets and liabilities recognised under the IASs.

In compliance with the provisions of IFRS 1, a substantial portion of the notes to the financial statements (Part A – Accounting policies) is devoted to explaining the new policies adopted in recognising and presenting, as from the year in question, the items reported in the balance sheet and income statement of your Company.

The **consolidated** financial statements at 31 December 2006, which have also been prepared on the basis of the IASs/IFRSs, supplemented by the Directors' Report and other documentation and schedules required by the supervisory authorities, show a net profit of **€271.1 million** compared with

€149 million in 2005. The result also reflects gains on non-recurring transactions in the amount of €97.6 million, net of specific tax effects.

As you know, since your Company is listed on the electronic market of the Milan Stock Exchange, oversight and control activities are governed by the provisions of Legislative Decree 58 of 24 February 1998 (the Consolidated Law on Financial Intermediation) as amended. Accordingly:

- the Board of Auditors has been granted powers of inspection and control over company operations and charged with verification of compliance with the provisions of law, the articles of incorporation and the principles of correct administration;
- responsibility for control of the accounts, financial statements and fairness opinions in major corporate events has been charged to PricewaterhouseCoopers S.p.A., an auditing firm entered in the Consob register (reappointed for the period 2006-2011, subject to the opinion of this Board, following the resolution of the Shareholders' Meeting of 27 April 2006).

Within the scope of the duties of the Board of Auditors, we report that in 2006 we participated in the above Ordinary and Extraordinary Shareholders' Meeting of 27 April 2006, where in addition to approving the financial statements at 31 December 2005, electing a new Board of Directors and re-appointing the auditing firm, changes in the amount and composition of share capital were also approved (with a bonus portion, by way of an increase in par value and the granting of bonus shares, and a paid portion with a subsequent reverse share split).

The extensions and amendments concerning the provisions of the savings protection law (Law 262/2005, as amended by Legislative Decree

303/2006) extended the deadline for approving the statutory amendments of the bylaws (procedure for appointing the Board of Auditors and the manager responsible for preparing accounting documents) from 12 January 2007 to the date of this Shareholders' Meeting, which has also been called to discuss extraordinary business.

The Board of Auditors also participated in the meetings of the Board of Directors (18 meetings) and the Executive Committee (22 meetings) and received from the Board of Directors adequate information on business conducted and on transactions with a significant impact on earnings, assets and liabilities and the financial position carried out by your Company.

Such transactions include:

- the acquisition of a majority stake (56.23% with options for additional acquisitions) of Daewoo Bank Romania di Bucharest, now named Banca CR Firenze Romania SA, for €30.6 million;
- the capital increase mentioned earlier, with a bonus portion of €125.1 million (with an increase in the par value of shares from €0.57 to €0.60 and the granting of bonus shares) and a paid portion of €150 million, carried out following authorisation by the Shareholders' Meeting of 27 April 2006;
- the acquisition from San Paolo IMI S.p.A. of 6.09% of Centro Leasing Spa for €10.4 million, raising Banca CR Firenze's total holding to 33.9% (and the Group's holding to 43.54%);
- the merger of Cassa di Risparmio di Mirandola S.p.A. on 1 July 2006 and with accounting and tax effects as from 1 January 2006;
- the sale of the 100% holding in Cerit S.p.A. (the tax collection concessionaire for the provinces of Florence and Massa) to Riscossione S.p.A. in compliance with the provisions of Decree Law 203/2005 ratified by Law 248/2005, which has "internalised" national tax collection activities

with a government-controlled entity. The price will be equal to shareholders' equity at 31 August 2006 certified by an auditing firm engaged by the parties. We can affirm that the outcome of the appraisal was positive, confirming the existing value of equity;

- another sale to Riscossione S.p.A. of 75% of the equity investment (subject to the spin-off of local tax activities into GE.FI.L. S.p.A.) in SRT S.p.A. (the tax collection concessionaire for the province of La Spezia) by the subsidiary Cassa Risparmio della Spezia S.p.A.;
- the issue of two subordinated bonds: a second tier issue of €85 million, fully eligible in the calculation of regulatory capital, and a third tier issue of €60 million;
- the acquisition from the Fiat Group, for €8.5 million, of 10% of Immobiliare Novoli S.p.A., a company held for investment purposes involved in the coordination and development of the residential complexes in the former Fiat grounds of Florence-Novoli, which raised your holding from 15% to 25%; the holding is not classified under equity investments as it is not subject to significant influence;
- the establishment in a joint venture with Ifigest S.p.A. of Soprarno SGR S.p.A., which provides a range of asset management services, with capital of €2 million, 50% of which is held by your Bank; in early 2007 both shareholders reduced their stake to 47.5%;
- the acquisition from Fondazione CR La Spezia in early 2007 of a further 11.91% of CR Spezia for €47.6 million, which increases the holding of Banca CR Firenze to 80%, freeing your Bank from the put option in favour of Fondazione CR La Spezia;
- subscriptions of capital increases at smaller companies in order to maintain the existing holding.

The construction of your Bank's new headquarters in the northern part of

Florence (Novoli), being carried out through the wholly-owned subsidiary Immobiliare Nuova Sede Srl, is moving ahead. As of March 2007 four of the six buildings planned for the headquarter complex have been erected, with the works scheduled for completion in the first half of 2008.

These transactions were part of the effort to develop the Group, strengthen equity and rationalise equity investments.
We report that regulatory capital at 31 December 2006 amounted to €1,892.6 million, compared with €1,795.9 million at 31 December 2005.

We also call your attention to the situation that first emerged at the end of 2005 concerning your Bank's shareholder structure, which led to the opening of arbitration proceedings between Sanpaolo IMI S.p.A. and CR Firenze.
Subsequent developments (replacement of a member who resigned from the arbitration board) have extended the proceedings.

The Director's Report addresses the situation that emerged in early 2007 concerning relations between your Bank and BNP Paribas regarding control of Findomestic Banca S.p.A., in which the Banca CR Firenze Group and the BNP Paribas Group currently each hold 50%.
The Board of Auditors notes that the Board of Directors has reaffirmed Banca CR Firenze's interest in preserving the strategic and asset value of the investment, albeit while pursuing any possible new agreement.

During the financial year, no atypical and/or unusual transactions were carried out.

The Board received no reports or complaints pursuant to Article 2408 of the Italian Civil Code.

The information provided by the Board of Directors on ordinary inter-company or related-party commercial and financial transactions complies with the applicable regulations and Consob notices on corporate controls, recently supplemented with DEM/6064293 of 28 July 2006. In this regard, the Board of Auditors reports that such transactions were conducted in compliance with the provisions of applicable law, motivated by mutual economic benefit and carried out on market terms and conditions.

In addition to the contribution of the non-recurring transactions noted earlier (sale of investment in San Paolo IMI S.p.A. – before merger with Intesa – and in Fondiaria Sai S.p.A.), the highly satisfactory results achieved in 2006 were attributable to the increase in total funding and lending and the upturn in interest rates, which caused spreads to widen. These developments also impacted the consolidated results.

The increase in funding (direct and indirect) totalling €2,680.6 million (+9.9%) and lending (€931 million), which at 31 December 2006 amounted to €10,300.2 million, also up 9.9% on 2005, reflect the efficiency and balanced growth of your Bank.

Numerous customer initiatives were undertaken, with the sale of new products with considerable growth potential thanks to the distribution model, structured around channels specialized by market segment.

The sharp rise in lending is mainly attributable to a substantial increase in real estate lending (+18.8%), but short-term lending also revived. Thus, mortgage lending continues to expand. As noted in the previous report, both the latter and lending to the building sector will require careful monitoring

and management in the future.

The Bank also continued to pay careful attention to asset quality, applying selective standards in loan approvals and adopting a conservative risk provisioning policy.

Dividends from equity investments increased, confirming the ever greater efficiency and competitive strength of subsidiaries and investees, which is also reflecting in the consolidated results for 2006.

Constant attention was paid to costs, despite the major new projects initiated in 2006.

The positive performance of the market and the initiatives undertaken led to an increase in net interest income (+10.5%), gross income (+9%) and operating income (+29.1%), which was reflected in the Bank's impressive financial ratios: ROE came to 19.6% (11.7% excluding non-recurring gains), while the cost/income ratio declined from 65.6% to 60.8%.

As regards loans (and related writedowns), the coverage of exposures, thanks in part to the selective criteria noted above, rose from 32% in 2005 to 37.8% in 2006, confirming the careful risk management strategy of the Bank.

The reports of the auditing firm PricewaterhouseCoopers for the individual and consolidated financial statements did not note any specific issues.

PricewaterhouseCoopers S.p.A., pursuant to the provisions of law, was also engaged to perform the following:

- Auditing of the accounts of the CRF Previdenza open pension fund, receiving fees of €8,320 and out-of-pocket expenses of €1,000;

and other engagements for:

- agreed-upon procedures regarding the servicer activities of Cassa di Risparmio di Firenze Spa within the framework of the securitizations

of loans in 1999 and 2002, receiving fees of €54,000 and out-of-pocket expenses €3,950;

- the issue of comfort letters for the updating of the bond issue, receiving fees of €25,000 and out-of-pocket expenses of €1,750;
- professional services in respect of the offer in pre-emption of ordinary Banca CR Firenze S.p.A. shares to shareholders, receiving fees of €330,000 and out-of-pocket expenses of €23,000;
- the issue of documentation for registration as a primary dealer on the MTS market, receiving fees of €1,500;
- audit of the calculation of contributions due to the National Guarantee Fund (*Fondo Nazionale di Garanzia*) as required by the Fund rules, receiving fees of €3,000 and out-of-pocket expenses of €210;
- control of the English translation of the half-year report at 30 June 2006, the annual report and financial statements at 31 December, 2005 and the quarterly reports at 30 September 2006 and 31 March 2007, receiving fees of €22,500 and out-of-pocket expenses of €1,575;

In addition, the following engagements were awarded to persons with ongoing relationships with the auditing firm:

- to Pricewaterhouse Coopers Advisory Srl for the verification of the measurement criteria for the impairment tests of equity investments conducted for IAS/IFRS purposes, receiving fees of €5,000 and out-of-pocket expenses of €100;
- to TLS Associazione Professionale di Avvocati e Commercialisti for consulting services concerning applicable regulations governing the US withholdings of "qualified intermediaries", receiving fees of €15,000.

In its 10 meetings during the year, the Board, working closely with the auditing firm and the Auditing Department, supervised and verified the

appropriateness of the company's organisational structure and compliance with the principles of sound management by way of direct inspections and the collection of information from the relevant management personnel.

The Board also assessed and supervised the appropriateness of the internal control system and of the organisational/accounting system, and the reliability of the latter in providing a correct representation of operational events. This activity also included an analysis of the findings of the activities performed by the auditing firm, which was asked to conduct additional analysis of specific issues.

The Board of Auditors also assessed (including by means of visits to subsidiaries and associates) the adequacy of the instructions given by your Bank to the subsidiaries pursuant to Article 114, paragraph 2, of Legislative Decree 58/1998 and compliance with the provisions of law on guidance and coordination, recommending precision and care in administrative-accounting matters.

The Board also deemed it advisable to coordinate activities with its counterparts at the banking and other subsidiaries of the Group, organising contacts and meetings during the year (1) with a view to strengthening the sense of Group membership and mutual collaboration in exercising governance over control work.

In this regard, the participants at the meeting noted the proliferation of control bodies as a result of the enactment of often poorly coordinated and partially redundant legislation.

This requires the creation of appropriate information flows among the bodies responsible for governance of control activities in order to ensure complete coverage of all sectors and to prevent the overlapping of positions on the issues to be resolved.

In this regard, the Auditing Department, charged with responsibility for the Group and working on behalf of the various bodies, underscored the need for a restructuring that takes account of the new regulations and the need for closer coordination of control bodies.

Beginning this year, the Group Auditing and Control Department will be reorganised on the basis of the guidelines developed following the self-assessment exercise conducted by the Department.

The guidelines and the new Department organization envisage the establishment of a new Control System Development Assessment Unit, the restructuring of the activities of the Control Unit and the completion of the integration of remote and on-site control activities, without prejudice to the tasks and duties of the Auditing Department.

The Board of Auditors emphasises that the new tasks of the Auditing Department, which will also be responsible for supervising and organising controls at Banca CR Firenze Romania, will require the deployment of an adequate number of personnel with the appropriate skills.

The function created for the business continuity and disaster recovery plan for the Bank and the Group as a whole established its objectives and set out the procedures for ensuring the continuity of key corporate processes. The plan was approved by your Bank and the subsidiaries by the deadline of 31 December 2006 established by the supervisory authorities.

We report that your Company complies with the Corporate Governance Code developed by the Corporate Governance Committee for listed companies (revised in March 2006). In this regard, the Board of Directors has established a Remuneration Committee within the Board, a majority of

whose members are independent directors. For the moment, no Internal Control Committee has been formed. The features of the corporate governance system are discussed at length in the report on corporate governance provided to the Shareholders' Meeting, as envisaged under the provisions of Law 262/2005, in conformity with the approach under which the recommendations of the Code are either adopted or the reasons for incomplete adoption are explained.

We have verified compliance with the provisions of law on the preparation and layout of the Parent Company's annual individual and consolidated accounts, as well as those regarding the content and information provided in the Directors' Report.

The financial statements and the annexed documents incorporate the prescriptions of company law and the new instructions and requirements of the supervisory authorities.

On the basis of information acquired from the auditing firm and from our direct controls, we agree with the measurement criteria for securities, loans, non-current assets and the other asset and liability items in the Parent Company's annual accounts (and the consolidated accounts) in accordance with IASs/IFRSs.

Special attention was paid by the Board of Auditors to the appropriateness of provisions for risks and charges. We report that company pension provisions rose from €138 million at 31 December 2005 to €143 million at 31 December 2006, while other provisions for litigation (including suits concerning financial instruments, revocatory action in bankruptcy, etc.), personnel costs and other items rose from €42 million to €54 million at 31

December 2006.

The notes to the financial statements are accompanied by a detailed report on the accounts of the Supplementary Pension Fund (unincorporated), whose assets are segregated pursuant to Article 2117 of the Italian Civil Code, under specific union agreements.
The Fund has separate accounts, and the investment gains and the costs of managing the assets are recognized immediately.
Following the merger with Cassa di Risparmio di Mirandola, the segregated assets of its Supplementary Pension Fund, in which only the personnel of the merged company participate, were also included.

The notes to the financial statements also report details of the annual accounts of the CRF Previdenza Open Pension Fund, whose results are audited by PricewaterhouseCoopers.

As far as securitisation transactions are concerned:

- for the transaction conducted in 1999 (relating to bad debts of €158 million), regarding which the Board had reported full redemption of the class "A" securities (€85 million) in its previous reports, **in 2006 and 2007 partial payments were made,** most recently in March 2007 in the amount of €4.6 million, in respect of **the class "B" securities** (initially €44 million) that reduced the amount outstanding to date to €19.9 million (at 31 December 2006 they had amounted to €23 million).
- for the transaction completed at the end of 2002 (relating to performing loans of €509 million), regarding which the Board of Auditors had reported full redemption of class A1 securities (€51.3

million) and the partial repayment of class "A2" securities in its previous reports, **in 2006 repayments of class "A2" securities reached €161.7 million, with an additional repayment of about €12.9 million at the start of 2007, reducing the amount of such securities in circulation to about €251 million.**

The details of the transactions are reported in the notes to the financial statements, as required by the supervisory authorities.

It should be recalled that the Board of Auditors, in its report as at 31 December 2003, had given its approval to the recognition under intangible assets of goodwill arising from the acquisition from Sanpaolo IMI S.p.A. of the Bologna branch of the former Banco di Napoli in the amount of €11.83 million, and at 31 December 2005 for the goodwill paid for the acquisition of the Spoleto branch from the subsidiary Cassa di Risparmio di Orvieto S.p.A. for €0.1 million. Under the IASs, both assets are considered permanent and are therefore no longer amortised, with their value being confirmed following impairment testing.

The Board also authorized the recognition under intangible assets of goodwill arising from the merger of Cassa di Risparmio di Mirandola in the amount of €76 million.

Other intangible assets exclusively regard long-term software licenses, which are amortised over three years.

We report that in accordance with the IASs no intangible assets have been recognized in respect of start-up and expansion costs, research and development costs or advertising costs with long-term benefits. Leasehold improvements are recognised under "Other assets" and each year are depreciated on an accruals basis. At 31 December 2006 they amounted to €2.2 million. The amount of distributable reserves is significantly higher

and so the prohibition envisaged under Article 2426, paragraph 1(5) does not apply.

At 31 December 2001, the Bank had revalued instrumental property under the provisions of Law 342 of 21 November 2000, recognising the value difference in a specific reserve, net of the related tax charge. This reserve, equal to €48.99 million, was then used for the bonus capital increase resolved by the Extraordinary Shareholders' Meeting of 29 April 2002.

A further decision to revalue all the Bank's property was taken for the financial year ended 31 December 2005 under the provisions of Law No. 266/2005. The revaluation, corroborated by appraisals conducted by the Bank's in-house experts registered in their respective professional associations, permitted the recognition of a further €67.8 million under reserves with tax-suspended status, which was subsequently used for the bonus capital increase resolved by the Shareholders' Meeting of 27 April 2006.

These operations were carried under the accounting policies for previous financial statements. Under the IASs governing these financial statements, property is broken down into instrumental property (IAS 16) and investment property (IAS 40). The amounts recognised at 31 December 2006 reflect the new rules, as they do not exceed the fair value of the assets at the balance-sheet date.

The Directors' Reports on the Group and on the Parent Company contain the information required by the provisions of law and the instructions issued by Consob.

As also requested by this Board, appropriate sections of the Directors' Report contain full details on existing commitments and options on

significant equity investments. We can report that in addition to the termination of the put option held by Fondazione CR La Spezia, discussed earlier, on 22 June 2006 the put option exercisable by Fondazione CR Orvieto on 26.43% of Cassa Risparmio di Orvieto S.p.A. lapsed without exercise.
The Report also discusses binding purchase or sale commitments related to the occurrence of particular events (in force with the BNP Paribas Group) and the agreements involving way out mechanisms for the disposal of equity investments acquired within the framework of corporate finance activities.

Information is also provided on significant subsequent events other than those already reported (acquisition of an additional stake in Cassa Risparmio della Spezia, discussions with BNP Paribas on Findomestic Banca), including the disposal of 10 branches of your Bank in the province Massa Carrara to the subsidiary Cassa di Risparmio della Spezia (under previous agreements) and the closure of the securitization with the vehicle Perseo Finance by means of the complete disposal of the securitized loans, nearly all to a third-party company, with no additional charges for your Bank.

In this Report, the Board has given special attention, *inter alia*, to Consob Communication DEM/1025564 of 6 April 2001.

The Board of Auditors acknowledges that the discussion of "Provisions for risks and charges" in the notes to the Parent Company's annual accounts and the consolidated accounts contains the information required by Consob on the revocation of the tax relief envisaged under the Ciampi Law, providing an updated situation based upon the events that took place in

2006, which saw the final settlement of the issues raised by the Revenue Agency.

We remind you that the Parent Company, with effect from 2004, elected to adopt the national consolidated taxation mechanism, as did all eligible subsidiaries. Among the latter, Cerit S.p.A. was removed from the mechanism as from 2006 following its full disposal.

The individual and consolidated financial statements and director's reports were transmitted to the Board of Auditors by the statutory deadlines, as were the interim half-year and quarterly accounts.

Regarding the requested authorisation for the purchase of treasury shares, it is acknowledged that the proposed resolution submitted to the Shareholders' Meeting complies with the provisions of Articles 2357 and 2357-ter of the Italian Civil Code, Article 132 of Legislative Decree 58/1998 and the measures issued by Consob.

During 2006 initiatives involving the organizational and IT systems continued, with a focus on:

- mandatory changes (Basel 2, Law 262/2005)
- lending and operational risks – market abuse
- projects supporting the three-year plan (with special regard for multi-channel distribution as the basis of commercial development)

Work on enhancing the efficiency of the ICT sector continued with the transfer of management responsibility for third-party vendors to the subsidiary Infogroup.

The Board of Auditors continued to pay particular attention, together with the Auditing Department, to compliance issues concerning anti-money

laundering, workplace safety, transparency and privacy (the Security Policy Statement was updated to March 2007), and the revision of the compliance model (Legislative Decree No. 231/2001) following the enactment of additional legislation supplementing the provisions of the original law. In this regard, we report that the corporate governance report discusses the activities carried out by the Supervisory Board in 2006.

The Board of Auditors notes that in 2006 your Bank and the Group continued to structure and refine the compliance function (responsible for verifying that regulations directly and indirectly affecting the banking system are implemented and applied correctly). The function presented the Board of Directors with its report on the intensive activity carried out during the year and the action plan for 2007, when the supervisory authorities will specify the features that the function shall have in compliance with the rules issued by the Basel Committee on Banking Supervision.

As from 1 January 2006 the operating and accounting systems of the subsidiary Cassa Risparmio della Spezia S.p.A. migrated to the Parent Company's IT system and as from 1 July 2006 the IT system of the merged company Cassa di Risparmio di Mirandola was migrated and expanded.

Within the framework of its Parent Company role, other functions continued to be centralised under Banca CR Firenze, especially in the administrative and personnel management area.

Staff training at the Bank and Group levels continued apace in 2006 in response to the introduction of new organizational and commercial approaches and regulatory developments. This activity was especially important in view of the substantial staff turnover.

As you may recall, in our report on the 2005 financial statements, we noted the ruling of the Court of Appeals of Florence upholding the sanctions issued by Consob against the Directors, Statutory Auditors and a number of senior officers of your Bank concerning alleged violations committed in the purchase of Cirio bonds on behalf of clients. As you are aware, the issue affected all major Italian banks, with the same outcome.
We can report that the Board of Directors has decided to appeal the ruling to the Supreme Court of Appeal (*Corte di Cassazione*).

During the year, the Board of Auditors performed the supervision tasks established by the applicable regulations. Having completed such activity, the Board found no material event requiring further specific mention in this Report.

Finally, the Board examined the content of the reports prepared by the auditing firm PricewaterhouseCoopers S.p.A. for both the Parent Company and consolidated accounts, and on such grounds believes it can issue a favourable opinion on the proposal to approve the financial statements for the year ended 31 December 2006, as formed by your Board of Directors, acknowledging that the proposed allocation of profit for the year complies with the provisions of law and the by-laws, and is duly justified on the basis of the economic and financial position of the Bank and the Group. Specifically, we report that part of the net profit of €64.1 million is allocated to re-establish the AFS valuation reserve existing at 31 December 2005 in shareholders' equity.

As regards the extraordinary session of your Shareholders' Meeting, you are called upon to resolve the amendments required to comply with the provisions of Law 262/2005 on the protection of savings as amended by

Legislative Decree 303/2006, specifically the criteria for the appointment of the Board of Auditors and the designation of the manager responsible for the preparation of accounting documents.

With this Shareholders' Meeting the term of this Board comes to an end. In the past three years we have witnessed the progressive development and integration of the Banca CR Firenze Group, which has now developed the potential for further improvement. There were many issues to solve, and many operational and collaborative problems to be overcome, but the efforts of many have enabled the achievement of objectives that had initially appeared so difficult to attain.

Obviously, the external challenges we face today are no small matter and require carefully examined and weighed decisions.

We are pleased with the results attained and honoured to have been able to work with the Directors and the entire Bank towards their achievement.

A special thanks goes to the Auditing Department, with whom we worked most closely, and to our counterparts at PricewaterhousCoopers.

To conclude, we would also like to express our affectionate appreciation of Director Pier Giovanni Marzili, who passed away in September 2006. His confidence, professionalism, experience and ability to simplify complex issues will be much missed.

We thank the shareholders for their confidence in us and we invite you to appoint the members of the Board of Auditors for the next three yeas in accordance with the new provisions of law.

Florence, 10 April 2007

The Board of Auditors

Chairman	Mr. Vieri Fiori
Auditor	Mr. Domenico Muratori
Auditor	Mr. Marco Sacconi

BANCA CR FIRENZE

RECEIVED

Press release

THE SHAREHOLDERS' GENERAL MEETING APPROVED THE 2006 FINANCIAL STATEMENTS

- **FINANCIAL STATEMENTS FOR 2006 FINANCIAL YEAR OF BANCA CR FIRENZE SPA APPROVED**
- **PROPOSAL TO PAY OUT A DIVIDEND PER SHARE EQUAL 0.10 EURO, 15.4% HIGHER THAN DIVIDENDS PAID OUT IN 2005 AND 30% HIGHER, IF FREE SHARES ALLOCATED ON THE INCREASE IN SHARE CAPITAL ARE TAKEN INTO ACCOUNT, APPROVED**
- **NEW BOARD OF STATUTORY AUDITORS APPOINTED**
- **PROPOSALS TO AMEND THE CORPORATE BYLAWS, TO CONFIRM THE AUTHORISATION FOR THE PURCHASE AND SALE OF OWN SHARES AND TO CONFIRM FEDERICO VECCHIONI AS DIRECTOR WERE ALSO APPROVED**

The Shareholders' General Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, has today met in Florence to discuss and approve the Agenda.

➢ **THE COMPANY'S FINANCIAL STATEMENTS FOR 2006 WAS APPROVED**

At end 2006, the Banca CR Firenze Group recorded a stable growth in both economic and equity terms, as well as a further 5 point improvement in the efficiency ratio (consolidated cost-income at 59.1%). Such results were achieved thanks to the efficiency of commercial development actions and rationalisation of the structure which confirmed the validity of the development process outlined in the 2006-2008 three-year plan.

- **Banca CR Firenze** ended the year with a net income of 240,3 million Euro, up by 107.7% compared to the previous year (+23.3%, net of significant non-recurring transactions[1]). Net

[1] Significant non-recurring transactions: i) disposal of the shareholding in Sanpaolo IMI, which generated gross gains of 92.4 million Euro, and net gains of 89.4 million Euro, ii) disposal of the shareholding in Fondiaria-Sai, which generated gross gain of 8.5 million Euro and net gains of 8.2 million Euro.

customer loans reached 10,195 million Euro (+9.9%), while total financial assets increased by 9.9%, to 29,656 million Euro;

- The **consolidated financial statements** recorded a net income of 271.1 million Euro, up by 82.7% with respect to 2005 (+16.9%, net of significant non-recurring transactions[1]). Also in this case, an increase was recorded in equity aggregates: net customer loans reached 14,477 million Euro (+10.3%), while total financial assets recorded 38,919 milioni (+8.9%)

➢ THE PROPOSAL OF A DIVIDEND PER SHARE OF 0.10 EURO WAS APPROVED

The Shareholders' General Meeting approved the proposal of the Boad of Directors to pay out a **dividend per share of 0.10** Euro, with an increase of 15.4% over 2005. The remuneration of shareholders owning shares deriving from the free increase in share capital occurred in last May, according to which 2 new shares out of 15 shares already owned were allocateed, revealed an increase of over 30%.
Total dividends therefore achieved 82.8 million Euro, with an increase of 40% compared to 59.1 million Euro over 2005, against a 21.3% increase in the number of outstanding shares. The date of dividend payment will be on 24 May 2007, with **coupon detachment on 21 May 2007**.

➢ THE NEW BOARD OF STATUTORY AUDITORS OF BANCA CR FIRENZE WAS APPOINTED

In addition to Domenico Muratori, elected in the minority list submitted by Intesa Sanpaolo, who takes over the title of Chairman, members of the internal auditing body are Vieri Fiori and Marco Sacconi, elected in the list submitted by Ente CR Firenze. The mandate of the new Board will expire at the Shareholders' General Meeting for the approval of the 2009 financial statements.

➢ AMENDMENTS TO CORPORATE BYLAWS TO COMPLY WITH NEW REGULATIONS WERE APPROVED

The new regulations on listed companies with regards to protection of savings required the amendment of some articles in the Corporate Bylaws. In particular, modalities to call Shareholders' General Meeting were amended and shall provide that the notices be published in a national widespread newspaper. The Shareholders' also approved the resolution to amend the modalities for the appointments to the Board of Statutory Auditors by voting lists of candidates, including the Chairman of the Board of Statutory Auditors, the prerequisites for the appointment to the post of Statutory Auditor and the power granted to Auditors for convening meetings of the administrative bodies. The manager in charge of the drafting of corporate accounting documents will now be appointed and the requisites of the above manager were defined.
Furthermore, Article 7 regarding modalities and legitimation terms to take part in the General Meeting and Article 12 regarding the granting of the faculty to decide splittings in cases set forth by Art. 2505 and 2505 bis, recalled in Art. 2506-ter of the Italian Civil Code, were amended.

➢ AUTHORISATION FOR THE PURCHASE AND SALE OF OWN SHARES WAS CONFIRMED

The Shareholders' General Meeting renewed the authorisation to make transactions with own shares, within the terms set by the Board itself.

Namely, authorisation was given for the purchase and sale on the listing market, with maximum limits of shares which can be owned in portfolio, defined in both numeric terms, 10 million shares, and in terms of countervalue, 50 million Euro. Such transactions will be targeted to support exchanges of shares, should there be real need.

Furthermore, authorisation was given to use own shares for any possible extraordinary transaction, should any possibilities occurr.
Authorisation was granted until approval of the 2007 financial statements and in any case for a period not longer than 18 months.
The Shareholders' General Meeting held in 2006 granted similar faculties to the Board of Directors. Such faculties were then used by the company in June 2006 for the merger by incorporation of CR Mirandola (allocatinon of 23,133 shares to minority shareholders of CR Mirandola) and in March 2007, with the purchase of 49,755 shares for treasury stock. Such shares were then sold in the following month of April.

- **THE DIRECTOR MR. FEDERICO VECCHIONI WAS CONFIRMED.** Last October 2006, he was appointed by co-option following the death of Mr. Pier Giovanni Marzili.

Florence, 26 April 2007

BANCA
CR FIRENZE

THE CONSOLIDATED AND PARENT COMPANY

ANNUAL REPORTS AT 31 DECEMBER 2006

Banca CR Firenze announces that the 2006 Parent Company Annual Report, as approved by the annual general meeting of shareholders on 26 April 2007, and the Consolidated 2006 Annual Report, as well as the reports released by the Board of Directors, the statutory auditors and the independent auditor, are available for inspection and consultation at the registered office of the bank, at Borsa Italiana Spa and through the respective websites.

The minutes of the annual general meeting of shareholders will be made available to the public, with the same means, as provided for by the current regulations.

Dividend Payout

Notice is given to shareholders that, following the resolution by the general meeting of shareholders which convened on 26 April 2007, the approved gross dividend of

Euro 0.10

per ordinary share in circulation

relative to year 2006, with no.1 coupon detachment date set at 21 May 2007, will be paid on 24 May 2007.

BANCA CR FIRENZE S.p.A.
Banking Register No. 5120 -
Parent Company of Banca CR Firenze -
Banking Groups Register No. 6160.6 -
Registered Office: 6 via Bufalini, Florence
Share Capital EUR 828,297,066.00 fully paid -
Florence Register of Companies,
Fiscal and VAT Number is 04385190485

BANCA CR FIRENZE

RECEIVED
2007 MAY 18 A 10:23

Press Release

2006 DRAFT FINANCIAL STATEMENTS APPROVED

- **CONSOLIDATED NET INCOME of 271.1 million Euro, an increase of 82.7%**[1] compared to 148.4 million recorded in 2005 (+16.9% adjusted from non-recurring revenues[2])
- **Total gross income at 1,004.1 million Euro, +7,6%** compared to 933.1 million in 2005;
- **Administrative expenses at 593.8 million Euro, -2,7%** compared to 610.2 million in 2005;
- **Net operating income of 359.0 million Euro, +36,0%** compared to 264.0 million in 2005;
- **Income before tax of 313.0 million Euro, +16.9%** compared to 267.7 million in 2005;
- **Loans to customers at 14,628 million, +10.2%** compared to 13,268 in 2005;
- **Direct funding at 17,009 million, +9.2%** compared to 15,571 in 2005;
- **ROE at 20.1%** (12.8% adjusted from non-recurring revenues[2], 12.6% in 2005)
- **Cost/ income ratio at 59.1%** (65.4% in 2005).

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, today has approved the draft of the company's financial statements and the consolidated 2006 financial statements, presented by the Managing Director Lino Moscatelli.

[1] The consolidated balance sheet as of December 31, 2005, constituting the point of reference for calculation of percentage variations for 2006, has been prepared taking into account the transfer of control stakes held by the Group in tax collection companies Cerit Spa and Srt Spa to Riscossione Spa and acquisition of a control stake of Banca CR Firenze Romania SA.
[2] The percentage variation of the main margins of the reclassified P&L accounts in the last twelve months is accompanied, if this is necessary for a homogeneous comparison, by indication of the same variation, in parenthesis, net of non-recurrent significant operations. In this specific case, they include: i) the sale of the stake in Sanpaolo IMI, which generated a gross capital gain of 92.4 million and a net capital gain of 89.4 million Euro, and ii) the transfer of the stake in Fondiaria-Sai, which generated a gross capital gain of 8.5 million Euro and a net capital gain of 8.2 million Euro

BANCA
CR FIRENZE

Press Release

At the end of 2006, the Banca CR Firenze Group shows a solid growth both in economic terms and in terms of assets, obtained thanks to efficient commercial development and structure optimization, confirming the validity of the evolution outlined in 2006-2008 three-year plan.

Net interest margin growth (+12.5%) has contributed to the increase in revenues(+12.5%) as a consequence of a clear support to the local economy, leading to a significant expansion of customer loans (+10.3%). Adjustments and operating costs fell by 12.9% and 2.7% respectively, boosting the operating profit to 359.0 million Euro, an increase of 36.0%. The Group has closed the year 2006 with a net profit of 271.1 million Euro (+ 82.7%).

Thanks to good results and positive management of certain non-strategic shareholdings producing significant gains, the Board of Directors decided to propose to the meeting of shareholders a **dividend equal to 0.10 Euro** per share, which represents an increase of 15.4% over 2005.. Shareholders' profits grew by more than 30% if we also take into account the free capital increase implemented in May 2006 whereby two new shares per 15 shares owned have been assigned. Total dividends therefore amounted to 82.8 million Euro, a 40% increase compared to the 59.1 million Euro for 2005. In 2006 the total number of shares increased by 21.3%. Dividend payment is scheduled for May 24, 2007 **with coupon detachment on May 21, 2007.**

CONSOLIDATED INCOME STATEMENT

Total gross income closed at 1,004.1 million Euro in 2006, an increase of 7.6% over the same period of last year.

- Within this aggregate, the **net interest income** - 573.1 million Euro – grew by 12.5%. This tendency can be explained by the positive dynamics of the interest rate market which resulted in a slight opening of the spread, combined with a volume growth, with special reference to loans with mortgage guarantee, which reached 7,345 million Euro (+ 18.3%);

- **Commissions earned** totaled 285.3 million Euro which is the same as last year. The combined effect of an increase in commissions paid (+24.2% to 63.8 million) summed to modified consolidated accounts reporting of the Centrovita subsidiary (bancassurance), due to the 2006 distribution of products with a higher insurance content, involved a reduction of *net commissions* by 5.3% to 221.5 million Euro. Alongside the above change, the contribution of these products has been transferred to the post *net result of insurance activity* (+423.9%) which, added to the *net commissions,* totaled 245.6 million Euro, with an increase of 2.9% over 2005;

- **Dividends and income from shareholdings** are stable at 69.0 million. This figure includes **Findomestic**, which closed 2006 with a gross consolidated profit of 196.3 million (+5.1%) and net income at 106 million, in line with 2005 figures, in spite of about 5 million Euro extra IRAP taxes. The annual production exceeded 6 billion Euro, bringing loans to a total of 9.7 billion (+15.6%) and permitting the company to confirm its leadership position on the Italian consumer credit market (Assofin) with the market share of 11.3%.

- **Financial assets and liabilities results**, which includes the result of the trading activity, increased from 50.9 to 53.3 million, which represents a growth of 4.7%.

Total income amounted to 952.8 million, + 9.0% in comparison with 2005, thanks to a significant improvement of net loan provisions which dropped by 13.8% to 47.9 million and despite the application, during the fourth quarter, of new credit evaluation methods based on Basel II principles, which involved greater provisions in comparison to the previous quarters. The above net loan provisions totaling 47.9 million are equivalent to about 33 basis points, confirming the overall improvement of portfolio quality.

Administrative expenses decreased by 2.7% from 610.2 to 593.8 million Euro. In particular, *staff expenses* increased by 2.4% to 400.1 million, affected by greater cost of leave incentives, and *current expenses* show a decrease of 11.6%, mainly caused by a different book presentation of certain costs of the controlled company Infogroup Spa (in the *other operating costs and income* entry for approximately 17 million Euro) as a result of its new position within the Group (company responsible for information technology services) which consequently allowed efficiency gains of 3.8 million Euro in the IT area.

The **cost/income** ratio decreased to 59.1% (65.4% in 2005).

Net operating income stood at 359.0 million Euro, an increase of 36.0%.

Income before taxes, grew by 16.9% to 313.0 million Euro. It comprises *net provisions for risks and charges* for 32.2 million Euro, up as result of major provisions for staff expenses, and *other costs from ordinary activity* for 13.8 million.

Consolidated net income amounted to 271.1 million Euro, an increase of 82.7% over the previous financial period (+16.9% excluding net non-recurring income – see note 2).

Consolidated **ROE is 20.1%**, calculated by dividing the consolidated net income by the average shareholders' equity in the period 31.12.2005 – 31.12.2006, income in progress excluded (12.8% adjusted ROE for non-recurring revenues and 12.6% in 2005). It is worth mentioning that during 2006 the shareholders' equity increased by 295 million to 1,621 million (+22.3%), mainly because of the 150 million paid-in capital increase, a reserves increase due to non-distributed 2005 net income and the 2006 net income.

Regulatory capital increased by 23.0% to 2,066 million. Within this aggregate, Tier 1 capital was equal to 1,398 million which compared to 22,485 RWA led to a Tier 1 ratio of 6.22%. Total capital ratio was equal to 9.34%.

CONSOLIDATED BALANCE SHEET

Net customer loans reached 14,628 million Euro, growing by 10.2% in comparison to 2005. As mentioned above , the mortgage loan sector, growing by 18.3% to 7,345 million Euro, confirmed the positive trend of the first nine months of the year. Net non-performing loans grew by 2.6%, accounting for 150.8 million.

Within the loan portfolio, we noted a significant reduction of *total deteriorated loans*, which dropped from 644.0 to 587.4 million (- 8.8%). This is especially relevant in view of the sustained growth of the total loans. The *gross non-performing loans* are essentially stable (+0.6% to 314.9 million Euro), while *gross doubtful loans and restructured loans* decreased by 19.4% (196.7 million) as did *ongoing overdue loans* which dropped from 87.0 to 75.8 million (-12.9%). The overall coverage ratio increased to 35.9% (32.5% in 2005).

Total funding reached 38,919 million Euro, which represents a growth of 8.9% from the beginning of the year. The *direct* component (17,009 million) grew by 9.2%, mainly because of the increase of sight borrowing (+9.0% to 10,099 million) and bonds (+9.4% to 5,346 million), while the *indirect* component (21,910 million) grew by 8.6%. Particularly significant is the dynamics of the *assets under custody* component, which grew by 19.8% to 11,470 million, more than compensating for the reduction of the *assets under management* (-1.4% at 10,440 million).

THE GROUP BANKS

The Italian banks in the Banca CR Firenze Group improved in terms of economic and assets growth.

(millions of Euro)	**2006 profit**	Var.	**Loans**	Var.	**Total funding**	Var.
CR Firenze	**240.3**	+107.7%	**10,300**	+9.9%	**29,656**	+9.9%
CR Pistoia e Pescia	**21.6**	+30.1%	**2,011**	+10.3%	**4,295**	+3.6%
CR Spezia	**15.0**	+46.0%	**1,188**	+10.3%	**3,218**	+2.7%
CR Orvieto	**5.2**	+108.0%	**524**	+16.3%	**828**	+8.8%
CR Civitavecchia	**7.2**	+53.2%	**617**	+16.4%	**1,051**	+6.9%

PERFORMANCE OF THE SECTORS OF ACTIVITY

Hereunder is a break-down of the 2006 results by sector which shows an improvement of profitability in the commercial sectors and, more generally, improvement in efficiency.

	Dec. 2006	**Dec. 2005 PF**	**Var.**
Retail			
Net income	**136.8**	86.8	**58.2%**
Average allocated capital	**584**	468	**24.9%**
Profitability	**23.4%**	18.5%	**4.9 pp**
Cost/income	**66.0%**	71.3%	**-5.3 pp**
Corporate and Private Banking			

Net income	**49.1**	33.7	**45.7%**
Average allocated capital	**276**	246	**12.4%**
Profitability	**17.8%**	13.7%	**4.1 pp**
Cost/income	**39.8%**	48.7%	**-8.9 pp**
Finance			
Net income	**15.8**	14.7	**7.5%**
Average allocated capital	**103**	109	**-5.8%**
Profitability	**15.4%**	13.5%	**1.9 pp**
Cost/income	**36.5%**	35.9%	**0.6 pp**
Wealth Management			
Net income	**34.7**	29.6	**17.2%**
Average allocated capital	**83**	82	**0.6%**
Profitability	**41.8%**	35.9%	**5.9 pp**
Cost/income	**24.4%**	25.5%	**-1.1 pp**
Corporate Centre*			
Net income	**66.2**	9.8	**575.0%**
Average allocated capital	**776**	510	**52.1%**
Profitability	**8.5%**	1.8%	**6.7 pp**
Cost/income	**88.0%**	81.3%	**6.7 pp**

** The amounts referring to the Corporate Centre are significantly influenced by non-recurrent revenues (see note no. 2) which counterbalance the increase in provisions for risks and charges (+14.9 million) and the increase in income taxes (+15.6%). Findomestic Banca income is accounted within this sector.*

COMMERCIAL ACTIVITY

The commercial activity progressed coherently with the objective of the 2006 – 2008 three-year plan and, in particular, with the associated 2006 commercial plan, focusing on improvement of customer acquisition capacity, loan market share progress and development of multi-channel banking.

It is worth noting that in 2006 commercial endeavours increased considerably especially with new remote-banking features for both individuals and for businesses. Implementation of these enabled strong growth.

- At a Group level, the "Liberamente" service (remote banking), addressed to private customers, posted about 100,000 contracts as of December 31, 2006. When compared to 2005, this means 43% more contracts, 10% more payment operations and 47% more information requests.
- Businesses with a remote banking connection increased by 73% to 24,200 units.

In the retail market, the commercial policy was oriented on better quality of relations, acquisition of new customers and support for the growth of the newly-acquired ones or for the particulary important lines of business, such as products with high-insurance content, especially pension schemes, on which the Group has been working for a long time. Individual enrolments in "CRF Previdenza" open pension schemes have reached 24,000 contracts (+33% in comparison with December 31, 2005) with a significant growth of assets, which reached 65 million Euro (+86% in comparison with December 2005).

BANCA
CR FIRENZE

Press Release

On the corporate side, commercial activity was concentrated mostly on acquisition of new customers and increase of market share, with particular attention paid to cooperation with the associations and trust consortiums sector.

As indicated in the three-year plan, the new distribution model was extended to the Group banks.It involves adopting a commercial approach, differentiated according to the customer, segment and distribution channels focused on the main markets.

Florence, 26 March 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BILANCIO DELL'IMPRESA 2006

BANCA CR FIRENZE
Società per Azioni

INDICE

Dati di sintesi di Banca CR Firenze S.p.A.

(importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma **(1)**	Variazione % **(2)**	31 dicembre 2005
DATI ECONOMICI				
Margine d'interesse netto	351,4	317,9	+10,5%	298,8
Commissioni attive	194,2	188,9	+2,8%	178,0
Margine d'intermediazione lordo	687,7	634,3	+8,4%	603,5
Rettifiche di valore nette su crediti e altre attività finanziarie	44,5	44,2	+0,7%	40,5
Margine d'intermediazione netto	643,2	590,1	+9,0%	563,0
Spese di funzionamento	418,1	415,8	+0,6%	396,0
Utile dell'operatività corrente al lordo delle imposte	199,6	166,8	+19,7%	159,9
Utili da operazioni non ricorrenti	100,8	0,0	n.s.	0,0
Utile netto	240,3	115,7	+107,7%	111,9
Comprehensive income **(3)**	186,1	133,0	+39,9%	128,1
INDICI DI REDDITIVITÀ				
ROE **(4)**	19,6%	10,6%	+9,0%	10,3%
ROE rettificato **(5)**	15,2%	12,2%	+3,0%	11,7%
Cost / income ratio **(6)**	60,8%	65,6%	-4,8%	65,6%
DATI PATRIMONIALI				
Totale attività	15.859,7	14.443,0	+9,8%	13.918,8
Crediti verso clientela (esclusi crediti in sofferenza)	10.195,3	9.272,8	+9,9%	8.742,2
Partecipazioni	904,0	865,4	+4,5%	1.006,0
Passività al costo ammortizzato	13.345,9	12.327,2	+8,3%	11.836,1
Patrimonio netto	1.466,5	1.195,3	+22,7%	1.192,3
ATTIVITÀ FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	29.656,2	26.975,6	+9,9%	25.906,0
Raccolta diretta	12.337,3	11.251,0	+9,7%	10.681,1
Raccolta indiretta	17.318,9	15.724,6	+10,1%	15.224,9
- Risparmio amministrato	9.612,0	7.912,1	+21,5%	7.671,3
- Risparmio gestito	7.706,9	7.812,5	-1,4%	7.553,6
- Gestioni Patrimoniali (GPM - GPS - GPF)	1.991,8	2.290,5	-13,0%	2.211,9
- Fondi	3.643,1	3.397,8	+7,2%	3.243,0
- Assicurazioni	2.039,0	2.103,9	-3,1%	2.078,4
- Fondi di previdenza complementare	33,0	20,3	+62,6%	20,3
INDICI DI RISCHIOSITÀ DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,02%	1,03%	-0,01%	0,97%
Altri crediti deteriorati netti / Crediti netti verso la clientela	1,54%	2,24%	-0,70%	2,22%
Crediti deteriorati netti / Crediti netti verso la clientela	2,56%	3,27%	-0,71%	3,19%
COEFFICIENTI DI SOLVIBILITÀ				
Patrimonio di base / Attivo ponderato (tier 1 capital ratio)	10,15%	9,48%	+0,67%	9,48%
Patrimonio di Vigilanza / Attivo ponderato (total capital ratio)	15,11%	15,86%	-0,75%	15,86%
INFORMAZIONI SUL TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.378,8	1.137,0	+21,3%	1.137,0
Quotazione per azione (in €)				
- media	2,400	2,182	+10,0%	2,182
- minima	2,069	1,769	+17,0%	1,769
- massima	2,797	2,684	+4,2%	2,684
Utile netto per azione (in €)	0,174	0,102	+70,6%	0,098
Utile netto diluito per azione (in €) **(7)**	0,174	0,102	+70,6%	0,098
Dividendo unitario (in €) **(8)**	0,060	0,052	+15,4%	0,052
Book value per azione (in €) **(9)**	1,064	1,051	+1,2%	1,049
Dividendo / prezzo medio annuo (%)	2,50%	2,38%	+0,12%	2,38%
STRUTTURA OPERATIVA				
Dipendenti	3.515	3.544	-0,8%	3.356
Promotori finanziari	167	177	-5,6%	177
Filiali bancarie **(10)**	324	318	+1,9%	292
Spazi finanziari	31	34	-8,8%	34
Centri imprese e private	23	23	0,0%	23

(1) I dati al 31 dicembre 2005 sono stati rideterminati a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A, avvenuta con effetti contabili dal 1° gennaio 2006.
(2) Le variazioni sono state calcolate rispetto al 31 dicembre 2005 pro-forma.
(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.
(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile netto.
(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile netto.
(6) Spese di funzionamento / Margine d'intermediazione lordo.
(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.
(8) Tenendo conto dell'accorpamento di azioni effettuato in data 5 marzo 2007, il dividendo proposto per l'esercizio 2006 risulterà pari a 0,10 euro per azione a fronte di un nuovo valore nominale di 1,00 euro per azione.
(9) Patrimonio netto / numero di azioni in circolazione.
(10) Al 31 dicembre 2006 e al 31 dicembre 2005 includono n°4 tra Centri imprese e private a cui è stato attribuito un CAB reale.

RELAZIONE SULLA GESTIONE

1. Schemi di bilancio riclassificati

Al fine di assicurare una migliore comprensione della gestione della Banca e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare è stato ritenuto opportuno, a fini raffrontativi, riportare le singole componenti della voce 280 - "Utile (Perdita) delle attività in via di dismissione"dello schema di conto economico ufficiale, nelle voci dello schema riclassificato pertinenti per natura; analogamente, si è operato imputando nelle voci pertinenti per natura le singole componenti delle voci 140 - "Attività non correnti e gruppi di attività in via di dismissione" dell'attivo e 90 - "Passività associate ad attività in via di dismissione" del passivo dello schema ufficiale di stato patrimoniale.
Le altre riclassifiche effettuate sono state le seguenti:

1. Conto economico riclassificato:

- ripartizione della voce 190 - "Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70 - "Dividendi e proventi simili" e 210 - "Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80 - "Risultato netto dell'attività di negoziazione" e 100 - "Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", escludendo gli utili realizzati su operazioni "non ricorrenti" che vengono evidenziati a parte nella voce gestionale "Utile da operazioni non ricorrenti";
- aggregazione della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 220 - "Risultato netto della valutazione al fair value delle attività materiali e immateriali" e 240 - "Utili (perdite) da cessione di investimenti" nella voce gestionale "Altri costi e ricavi dell'operatività corrente".

2. Stato patrimoniale riclassificato:

- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 130 - "Riserve da valutazione", 160 - "Riserve", 170 - "Sovrapprezzi di emissione", 180 - "Capitale" e 200 - "Utile (perdita) d'esercizio".

Conto economico riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	VOCI (importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma (2)	Variazione assoluta	Variazione %
30	**Margine d'interesse**	**349,7**	**316,2**	**33,5**	**+10,6%**
90	Risultato netto dell'attività di copertura	1,7	1,7	0,0	0,0%
	Margine d'interesse netto	**351,4**	**317,9**	**33,5**	**+10,5%**
60	Commissioni nette	170,4	166,5	3,9	+2,3%
di cui di 190	Recuperi su depositi a risparmio e su conti creditori	44,0	44,3	-0,3	-0,7%
70, 210	Dividendi e utili (perdite) delle partecipazioni	83,2	65,6	17,6	+26,8%
80, di cui di 100	Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	38,7	40,0	-1,3	-3,3%
	Margine d'intermediazione lordo	**687,7**	**634,3**	**53,4**	**+8,4%**
130	Rettifiche di valore nette su crediti e altre attività finanziarie	44,5	-44,2	-0,3	+0,7%
	Margine d'intermediazione netto	**643,2**	**590,1**	**53,1**	**+9,0%**
	Spese di funzionamento:	-418,1	-415,8	-2,3	+0,6%
150 a)	*- Spese per il personale*	*-264,9*	*-261,5*	*-3,4*	*+1,3%*
150 b)	*- Altre spese amministrative*	*-166,1*	*-161,6*	*-4,5*	*+2,8%*
170, 180	*- Rettifiche di valore nette su attività materiali e - immateriali*	*-25,9*	*-33,1*	*7,2*	*-21,8%*
di cui di 190	*- Altri proventi di gestione netti (recuperi spese)*	*38,8*	*40,4*	*-1,6*	*-4,0%*
	Risultato operativo netto	**225,1**	**174,3**	**50,8**	**+29,1%**
160	Accantonamenti netti ai fondi per rischi e oneri	-21,0	-11,9	-9,1	+76,5%
di cui di 190, 220, 240	Altri costi e ricavi dell'operatività corrente	-4,5	4,4	-8,9	n.s.
	Utile dell'operatività corrente al lordo delle imposte	**199,6**	**166,8**	**32,8**	**+19,7%**
di cui di 100	Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
260	Imposte sul reddito	-60,1	-51,1	-9,0	+17,6%
	Utile netto	**240,3**	**115,7**	**124,6**	**+107,7%**

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui valori confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n° DEM/6064293 del 28.07.2006).

(2) Il conto economico al 31 dicembre 2005 è stato rideterminato a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A., avvenuta con effetti contabili dal 1° gennaio 2006.

Stato patrimoniale riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	ATTIVO *(importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (2)	Variazione assoluta	Variazione %
10	**Cassa e disponibilità liquide**	**143,8**	**88,9**	**54,9**	**+61,8%**
	Attività finanziarie	**14.032,2**	**12.765,5**	**1.266,7**	**+9,9%**
	Crediti	12.006,7	10.850,5	1.156,2	+10,7%
60	*- crediti verso banche*	*1.706,5*	*1.481,4*	*225,1*	*+15,2%*
70	*- crediti verso clientela*	*10.300,2*	*9.369,1*	*931,1*	*+9,9%*
	Attività finanziarie negoziabili	2.021,5	1.870,8	150,7	+8,1%
20	*- attività finanziarie di negoziazione*	*78,7*	*132,6*	*-53,9*	*-40,6%*
40	*- attività finanziarie disponibili per la vendita*	*1.942,8*	*1.738,2*	*204,6*	*+11,8%*
80	Derivati di copertura	4,0	44,2	-40,2	-91,0%
	Immobilizzazioni	**1.257,4**	**1.234,2**	**23,2**	**+1,9%**
100	Partecipazioni	904,0	865,4	38,6	+4,5%
110, 120	Attività materiali ed immateriali	353,4	368,8	-15,4	-4,2%
130	**Attività fiscali**	**171,0**	**143,8**	**27,2**	**+18,9%**
150	**Altre attività**	**255,3**	**210,6**	**44,7**	**+21,2%**
	Totale attivo	**15.859,7**	**14.443,0**	**1.416,7**	**+9,8%**

Codice voce dello schema di bilancio obbligatorio (1)	PASSIVO *(importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (2)	Variazione assoluta	Variazione %
	Passività finanziarie	**13.423,7**	**12.374,3**	**1.049,4**	**+8,5%**
	Passività finanziarie al costo ammortizzato	13.345,9	12.327,2	1.018,7	+8,3%
10	*- debiti verso banche*	*1.059,0*	*1.110,5*	*-51,5*	*-4,6%*
20	*- debiti verso clientela*	*8.138,8*	*7.324,6*	*814,2*	*+11,1%*
30	*- debiti rappresentati da titoli*	*4.148,1*	*3.892,1*	*256,0*	*+6,6%*
40	Passività finanziarie di negoziazione	50,4	34,3	16,1	+46,9%
60	Derivati di copertura	27,4	12,8	14,6	+114,1%
80	**Passività fiscali**	**119,1**	**102,2**	**16,9**	**+16,5%**
	Fondi a destinazione specifica	**328,2**	**326,7**	**1,5**	**+0,5%**
110	Trattamento di fine rapporto del personale	131,2	143,8	-12,6	-8,8%
120	Fondi per rischi e oneri e fondi di quiescenza	197,0	182,9	14,1	+7,7%
100	**Altre passività**	**522,2**	**444,5**	**77,7**	**+17,5%**
da 130 a 200	**Patrimonio netto**	**1.466,5**	**1.195,3**	**271,2**	**+22,7**
	Totale passivo	**15.859,7**	**14.443,0**	**1.416,7**	**+9,8%**

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui valori confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n° DEM/6064293 del 28.07.2006).
(2) Lo stato patrimoniale al 31 dicembre 2005 è stato rideterminato a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A., avvenuta con effetti contabili dal 1° gennaio 2006.

2. Lo scenario economico e di settore

Il contesto internazionale

Nel corso del 2006 l'economia mondiale ha confermato le favorevoli dinamiche realizzate l'anno precedente evidenziando una ulteriore accelerazione del PIL (+5,2%) e del commercio internazionale (+9,1%). Tutte le principali aree mondiali hanno contribuito a questo risultato; gli impulsi maggiori sono arrivati dalle aree emergenti ed in particolare dalla forte espansione di Cina ed India che hanno registrato una crescita del PIL su valori prossimi al +10%.
In questo scenario espansivo il tasso di cambio euro-dollaro si è posizionato su un livello di 1,25 (ma con alcuni segnali di rialzo nella seconda parte dell'anno); l'aumento dei prezzi delle materie prime - non solo petrolifere - non ha prodotto significative conseguenze negative sull'inflazione per effetto della crescente concorrenza internazionale alla produzione.


PIL
Tassi di crescita medi annui
5,5
4,5
3,5
2,5
1,5
0,5
-0,5
4,7
3,2
1,9
1,5
0,1
5,2
3,3
2,2
2,7
1,8
2005
2006
PIL MONDIALE
USA
GIAPPONE
UE
ITALIA

Fonte: Prometeia Rapporto di Previsione (dicembre 2006)

Per il 2007, sussistono incertezze in gran parte legate alle modalità di rallentamento dell'economia USA e all'esito delle politiche restrittive previste per quella cinese; con riferimento agli Stati Uniti si assiste ad uno sgonfiamento della bolla speculativa nel mercato immobiliare, sia in termini di investimenti residenziali che di prezzi delle abitazioni; ciò potrebbe costituire le premesse per una decelerazione della domanda interna e del PIL la cui crescita è prevista attestarsi al +2,3% (+3,3% nel 2006); per quanto riguarda la Cina è possibile che la politica economica tenda a rallentare l'esplosiva crescita del PIL. Conseguentemente, nel 2007 il tasso di crescita del PIL mondiale potrebbe fermarsi al +4,4% e quello del commercio internazionale al +6,5%.

L'Area Euro e l'Italia

Della fase espansiva che ha caratterizzato il 2006 ha beneficiato anche l'economia dell'UEM tanto che il PIL è tornato a crescere del +2,7%, il tasso di crescita più elevato dal 2001 ad oggi. Tale dinamica è stata determinata dalla ripresa della domanda interna sostenuta dal ciclo degli investimenti, da un miglioramento nel mercato del lavoro e da una sostanziale tenuta degli scambi netti con l'estero.

Le previsioni per il 2007 evidenziano tuttavia un rallentamento della dinamica di sviluppo dell'economia UEM con un tasso di crescita del PIL atteso al +2,1%. Tale decelerazione è da ricondurre prevalentemente al previsto rallentamento della crescita economica mondiale ed alle politiche di bilancio restrittive già in atto in alcuni dei principali paesi, in primis Germania ed Italia. A ciò si accompagnerà un ulteriore rafforzamento dell'euro che tenderà a penalizzare le esportazioni europee.

Con riferimento alla politica monetaria dell'UEM, dopo i 6 aumenti di 25 punti base ciascuno che, nel corso dell'ultimo anno, hanno portato il tasso di riferimento al 3,5%, le aspettative dei mercati indicano per il 2007 una politica monetaria che si avvia al termine della fase restrittiva; il previsto rafforzamento dell'euro, il rientro dei prezzi delle materie prime e le attese riduzioni dei tassi monetari statunitensi dovrebbero determinare condizioni di maggiore stabilità sui prezzi interni tali da giustificare interventi contenuti sui tassi di policy, che dovrebbero raggiungere il 3,75% nel corso del 2007.

In questo contesto complessivamente favorevole anche l'economia italiana è tornata a crescere (+1,8% la stima per il 2006) su ritmi più sostenuti, sebbene inferiori a quelli dell'UEM nel suo complesso. Nel corso del 2006 la forte espansione del commercio mondiale e in particolare la ripresa della domanda interna in Germania, hanno favorito la ripresa delle esportazioni, che dopo anni di sostanziale stagnazione sono tornate a crescere ad un tasso del +4,4%. La ripresa delle esportazioni ha ridato stimoli all'intera economia tanto che, oltre ai consumi delle famiglie, cresciuti sostanzialmente in linea con il PIL, hanno ripreso a crescere gli investimenti - soprattutto in macchinari (+3,2%) - segno evidente di un miglioramento delle aspettative. In rallentamento è risultata invece la crescita della spesa pubblica a causa della rafforzata esigenza di un suo controllo, dopo che negli ultimi anni aveva ripreso a crescere, contribuendo al peggioramento del bilancio e dell'indebitamento pubblico. L'inflazione è rimasta contenuta, nonostante il caro petrolio, contribuendo al recupero del clima di fiducia delle famiglie. La crescita economica ha inoltre favorito un aumento dell'occupazione (quasi 220 mila unità di lavoro in più dopo il calo del 2005), corrispondenti a circa l'1% dell'intera domanda di lavoro, la maggior parte delle quali concentrata nel settore dei servizi privati.

Di questo rilancio dell'economia ha risentito l'intero sistema economico, con poche eccezioni: è cresciuto soprattutto il terziario, seguito dall'industria, mentre è calato il valore aggiunto prodotto dall'agricoltura. Le costruzioni hanno mantenuto un tasso di crescita positivo ma inferiore a quello realizzato negli anni precedenti.


Componenti della domanda aggregata italiana
Tassi di crescita medi annui
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
0,1
1,8
0,4
1,9
0,1
2,0
1,2
0,4
-1,4
3,2
0,8
2,0
0,7
4,4
1,8
4,8
PIL
DOMANDA INTERNA
CONSUMI PRIVATI
CONSUMI PUBBLICI
INV. IN MACCHINARI
INV. IN COSTRUZIONI
ESPORTAZIONI
IMPORTAZIONI
2005
2006
Fonte: Prometeia Rapporto di Previsione (dicembre 2006)

Le stime per il 2007 evidenziano invece una crescita più moderata dei principali aggregati macroeconomici, con un tasso di variazione del PIL previsto al +1,3%. Tale previsione di rallentamento deriva dalla concomitanza di due fenomeni:

- il contesto internazionale meno favorevole, prevalentemente a causa del rallentamento del ciclo economico americano, che influenzerà la domanda a livello mondiale, effetto che per la nostra economia sarà amplificato dal previsto apprezzamento del cambio dell'euro;
- l'intonazione restrittiva della politica di bilancio delineata dalla Legge Finanziaria con l'obiettivo di riportare il deficit al 3% del PIL entro la fine del prossimo anno.

In tale contesto sarebbero le esportazioni (+2,2%) e gli investimenti in macchinari attrezzature e mezzi di trasporto (+2,6%) a decelerare in misura maggiore mentre per i consumi delle famiglie la decelerazione sarebbe moderata, con un tasso di crescita previsto al +1,7%.

Sul fronte dell'inflazione, le previsioni evidenziano per il 2007 un tasso di crescita pari al +1,7%, in diminuzione rispetto a quello previsto per fine 2006 (+2,1%).

Per quanto riguarda la finanza pubblica, lo scenario prefigura un rapporto deficit/PIL pari al 3,0% per il 2007, in linea con gli obiettivi definiti dal Patto di Stabilità e Crescita; il rapporto debito pubblico/PIL risulterebbe per il 2007 pari al 107,1%.

L'andamento dei mercati

Nell'ultimo trimestre del 2006 si è consolidato il miglioramento dei mercati finanziari, sia azionari che obbligazionari, che hanno beneficiato dell'impostazione più accomodante della politica monetaria negli Stati Uniti, dove i tassi ufficiali sono rimasti fermi al 5,25% con delle attese di riduzione a partire dalla seconda metà del 2007. Nell'area UEM il mercato ha rafforzato le aspettative restrittive per i prossimi mesi, scontando un ulteriore rialzo dei tassi di interesse nei primi mesi del 2007.

Per i mercati azionari il 2006 si è rivelato un anno favorevole con una performance di quasi il +15% negli Stati Uniti e del +20% nell'area UEM, mentre il mercato giapponese, coerentemente con le incertezze sull'evoluzione economica, è risultato meno dinamico. Consistente è risultata anche la crescita sui mercati emergenti: da inizio anno è stata di oltre il +20% in Asia e di oltre il +30% nelle altre aree.

Per quanto riguarda i mercati obbligazionari, nel 2006 negli USA il rendimento complessivo è risultato positivo di circa il +4%, e dell'1% nell'area UEM. Per quanto riguarda i mercati emergenti, il quadro macroeconomico favorevole ed il miglioramento delle aspettative inflazionistiche si sono riflessi, nel secondo semestre dell'anno, in una performance positiva del +11%.

L'intermediazione creditizia

Con riferimento al mercato del credito, la dinamica degli impieghi bancari nel 2006 ha manifestato un ritmo di crescita superiore rispetto a quello dell'anno precedente: infatti, gli impieghi complessivi del totale banche in Italia hanno segnato un tasso di crescita tendenziale annuo pari al +11,2%, che si raffronta al +8,6% di fine 2005. L'ammontare degli impieghi complessivi del totale banche in Italia alla fine del 2006 è risultato pari a 1.322,1 miliardi di euro segnando un flusso di nuovi impieghi di oltre 130 miliardi di euro rispetto alla fine del 2005.

Andamento della raccolta diretta e impieghi del sistema banche Italia
Tassi di crescita medi annui


12,0
10,0
8,0
6,0
4,0
2,0
0,0
7,7
8,6
8,3
6,0
8,6
11,2
RACCOLTA DIRETTA
IMPIEGHI
2004
2005
2006

Fonte: ABI Evoluzione dei mercati finanziari e creditizi (dicembre 2006)

La dinamica degli impieghi continua ad essere sostenuta prevalentemente dalla componente a più protratta scadenza rispetto a quella a breve termine, sebbene quest'ultima nel corso del 2006 sia tornata a far registrare tassi di crescita più sostenuti rispetto agli anni passati. A dicembre 2006 le variazioni tendenziali annue delle singole componenti degli impieghi bancari sono risultate pari al +11,6% per il segmento a medio e lungo termine (+13,0% a fine 2005) e di +10,5% per quello a breve termine (+2,0% a fine 2005).
La raccolta bancaria alla fine del 2006 è risultata pari a 1.199,0 miliardi di euro, segnando una variazione tendenziale positiva del +8,3%, che si raffronta al +8,6% di fine 2005: lo stock della raccolta è aumentato nel corso dell'ultimo anno di 91,7 miliardi di euro. Considerando le dinamiche delle diverse componenti del *funding*, a dicembre 2006 si osserva una decelerazione del trend dei depositi da clientela, il cui tasso di crescita tendenziale annuo è risultato pari al +6,2% (+7,5% a fine 2005) ed un aumento della dinamica delle obbligazioni delle banche: +11,6% a dicembre 2006 (+10,3% a fine 2005).
Il mercato dei tassi bancari ha fatto registrare, in linea con le indicazioni di politica monetaria della BCE, una generale crescita: il tasso medio della raccolta bancaria da famiglie e società non finanziarie si è collocato a dicembre 2006 al 2,23%, in aumento rispetto a dicembre 2005 di 51 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a dicembre 2006, al 5,38%, 73 punti base al di sopra di quanto segnato a dicembre 2005.

La raccolta gestita e le attività finanziarie della clientela

Con specifico riguardo alla raccolta indiretta, gli ultimi dati sulla consistenza dei titoli a custodia, pari 1.718 miliardi di euro a novembre 2006 (ultimo dato disponibile), mostrano una crescita rispetto a 12 mesi prima del +5,3%.
Le gestioni patrimoniali bancarie alla fine di novembre 2006 (ultimo dato disponibile) rappresentano il 9,2% della raccolta indiretta (contro il 9,7% di 12 mesi prima) e ammontano a 157,6 miliardi di euro.
Il patrimonio dei fondi comuni e sicav aperti di diritto italiano ed estero, a dicembre 2006, è risultato pari a 609,1 miliardi di euro. Analizzando la composizione per tipologia del patrimonio, si rileva come nell'ultimo anno la quota dei fondi azionari sia salita dell'1,1%, passando dal 25,2% al 26,3%, così come la quota dei fondi flessibili, dal 3,6% all'8,5%, e di quelli hedge, dal 3,5% al 4,7%; la quota dei fondi obbligazionari è, viceversa diminuita dal 45,0% al 39,9%, così come l'incidenza dei fondi di liquidità, passata dal 14,2% al 13,4% e dei fondi bilanciati, passata dal 7,9% al 6,9%.

Il quadro toscano e delle altre regioni di operatività

Anche per la Toscana nel 2006 le circostanze esterne sono state favorevoli ad una ripresa del ciclo economico. Il motore di questa nuova fase espansiva è rappresentato, come era lecito attendersi per una regione aperta agli scambi internazionali, dalla ripresa delle esportazioni e dalla spesa turistica.

I dati di pre-consuntivo del 2006 evidenziano una crescita del PIL regionale dell'+1,7%, sostanzialmente in linea con il dato previsto a livello nazionale; per quanto riguarda le principali componenti della domanda aggregata si rileva una crescita delle esportazioni del +5,0%, degli investimenti del +3,3%, della spese delle famiglie del +1,7% e delle importazioni del +4,3%.

La forza propulsiva delle esportazioni ha dato nuovo stimolo al settore manifatturiero dove il valore aggiunto è tornato a crescere, soprattutto nel comparto della meccanica. La ripresa del settore industriale, assieme a quella dei consumi, ha alimentato una crescente domanda di servizi il cui valore aggiunto è aumentato nel 2006 di oltre il 2%, con dinamiche particolarmente interessanti nei trasporti, nel commercio e in tutti i servizi per le imprese. Anche il settore della moda è tornato a crescere sebbene con ritmi blandi, così come modesta è risultata la crescita del settore pubblico.

Analogamente a quanto previsto a livello nazionale, la ripresa avviata nel 2006 potrebbe tuttavia rallentare nel corso del 2007. Pertanto il tasso di crescita delle esportazioni toscane dovrebbe tornare su livelli più contenuti (+1,7%) così come la spesa turistica e, conseguentemente, l'espansione dei consumi delle famiglie. La spesa pubblica dovrebbe essere tenuta sotto controllo, mentre sul fronte degli investimenti proseguirà, sebbene in misura più limitata, il processo di accumulazione, ad indicare il permanere di favorevoli aspettative da parte delle imprese. Con questa evoluzione della domanda il PIL della regione è previsto crescere ad un tasso del +1,2% nel 2007, in linea sostanzialmente con quello delle altre regioni di operatività della Banca, nelle quali peraltro, per le esportazioni, permangono attese di sviluppo superiori a quelle previste per la Toscana ed al dato nazionale.

RELAZIONE SULLA GESTIONE

3. L'andamento reddituale

Premessa

Il bilancio è stato predisposto applicando i principi contabili internazionali IAS/IFRS; in proposito si ricorda che, a fini raffrontativi, i dati reddituali riferiti all'esercizio 2005 sono stati rideterminati allo scopo di retrodatare al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola S.p.A., avvenuta con effetti contabili dal 1° gennaio 2006. I dati reddituali così ricalcolati non sono stati assoggettati a revisione contabile.

Nel corso del 2006 l'attività della Banca è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano triennale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.

Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

(importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse	349,7	316,2	33,5	+10,6%
Margine d'interesse netto	351,4	317,9	33,5	+10,5%
Margine d'intermediazione lordo	687,7	634,3	53,4	+8,4%
Margine d'intermediazione netto	643,2	590,1	53,1	+9,0%
Risultato operativo netto	225,1	174,3	50,8	+29,1%
Utile dell'operatività corrente al lordo delle imposte	199,6	166,8	32,8	+19,7%
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Utile netto	**240,3**	**115,7**	**124,6**	**+107,7%**

L'utile netto conseguito nel 2006, pari a 240,3 milioni di euro, ha registrato un incremento di 124,6 milioni in raffronto ai 115,7 milioni del precedente esercizio (+107,7%) che è rispecchiato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante e che di seguito vengono esaminati nel dettaglio ed incorpora, in particolare, utili per operazioni non ricorrenti per 97,6 milioni di euro al netto dell'impatto fiscale.

Il margine d'interesse

(importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interessi netti clientela	406,6	358,1	48,5	+13,5%
Interessi attivi clientela	*498,2*	*433,4*	*64,8*	*+15,0%*
Interessi passivi clientela	*-91,6*	*-75,3*	*-16,3*	*+21,6%*
Interessi netti su titoli	-63,6	-42,9	-20,7	+48,3%
Interessi attivi su titoli	*47,7*	*37,1*	*10,6*	*+28,6%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-111,3*	*-80,0*	*-31,3*	*+39,1%*
Interessi netti banche	6,5	0,8	5,7	+712,5%
Interessi attivi banche	*49,8*	*25,8*	*24,0*	*+93,0%*
Interessi passivi banche	*-43,3*	*-25,0*	*-18,3*	*+73,2%*
Altri interessi netti	0,2	0,2	0,0	0,0%
Margine d'interesse	**349,7**	**316,2**	**33,5**	**+10,6%**
Risultato dell'attività di copertura	1,7	1,7	0,0	0,0%
Margine d'interesse netto	**351,4**	**317,9**	**33,5**	**+10,5%**

Il significativo incremento del margine d'interesse al 31 dicembre 2006 rispetto al precedente esercizio (+10,6%) è sostanzialmente dovuto all'aumento degli interessi attivi da clientela (+15,0%), che è derivato, in misura pressoché paritetica, dall'aumento delle consistenze medie e dei tassi.

I rendimenti

	31 dicembre 2006		31 dicembre 2005 pro-forma		Variazione	
(Importi in milioni di euro)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	*9.806*	*5,08%*	*9.178*	*4,72%*	*+6,8%*	*0,36*
Portafoglio titoli	*1.596*	*2,98%*	*1.479*	*2,51%*	*+7,9%*	*0,47*
Interbancario attivo	*1.548*	*3,22%*	*1.428*	*1,81%*	*+8,4%*	*1,41*
Totale attività fruttifere	**12.950**	**4,60%**	**12.085**	**4,11%**	**+7,2%**	**0,49**
Passività onerose						
Raccolta diretta	*11.151*	*1,81%*	*10.453*	*1,49%*	*+6,7%*	*0,32*
Interbancario passivo	*1.521*	*2,85%*	*1.366*	*1,83%*	*+11,3%*	*1,02*
Totale passività onerose	**12.672**	**1,94%**	**11.819**	**1,53%**	**+7,2%**	**0,41**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 7,2% rispetto all'esercizio precedente, determinato principalmente dalla crescita del 6,8% degli impieghi a clientela.
Il passivo oneroso ha evidenziato un incremento del 7,2%, favorito dalla crescita della raccolta diretta (+6,7%).
Lo spread medio complessivo è stato pari al 2,66%, in aumento rispetto a quello registrato nell'esercizio 2005 (2,58%).

Il margine d'intermediazione lordo

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse netto	**351,4**	**317,9**	**33,5**	**+10,5%**
Commissioni e recuperi da clientela	214,4	210,8	3,6	+1,7%
- Commissioni nette	*170,4*	*166,5*	*3,9*	*+2,3%*
- Recuperi su depositi a risparmio e conti creditori	*44,0*	*44,3*	*-0,3*	*-0,7%*
Dividendi e utili (perdite) delle partecipazioni	83,2	65,6	17,6	+26,8%
Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	38,7	40,0	-1,3	-3,3%
Margine d'intermediazione lordo	**687,7**	**634,3**	**53,4**	**+8,4%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 53,4 milioni di euro (+8,4%), prevalentemente legato all'incremento del margine d'interesse netto nonché ai maggiori dividendi percepiti nel periodo ed alla crescita del margine commissionale, la cui composizione al 31 dicembre 2006 è riportata nella tabella che segue.

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	67,1	70,1	-3,0	-4,3%
Monetica	17,9	17,1	0,8	+4,7%
Raccolta amministrata	7,1	7,1	0,0	0,0%
Credito	18,4	17,1	1,3	+7,6%
Incassi e pagamenti	9,5	10,5	-1,0	-9,5%
Risparmio gestito	67,8	59,7	8,1	+13,6%
di cui: Bancassicurazione	*28,5*	*23,7*	*4,8*	*+20,3%*
Altre voci	26,6	29,2	-2,6	-8,9%
Totale commissioni e recuperi da clientela	**214,4**	**210,8**	**3,6**	**+1,7%**

La crescita registrata dal totale delle commissioni nette e recuperi è il risultato dell'incremento rilevato dal comparto del risparmio gestito (e dalla bancassicurazione in particolare), che ha più che compensato la diminuzione registrata da altre componenti del comparto commissionale.

Composizione dei ricavi su commissioni da clientela al 31 dicembre 2006


12,4%
31,6%
31,3%
4,4%
8,6%
3,3%
8,3%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
Altre voci

Il margine d'intermediazione netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Margine d'intermediazione lordo	**687,7**	**634,3**	**53,4**	**+8,4%**
Rettifiche/riprese di valore nette per deterioramento di:	-44,5	-44,2	-0,3	+0,7%
Crediti	*-42,0*	*-41,4*	*-0,6*	*+1,4%*
Attività finanziarie disponibili per la vendita	*-1,0*	*-1,5*	*0,5*	*-33,3%*
Altre operazioni finanziarie	*-1,5*	*-1,3*	*-0,2*	*+15,4%*
Margine d'intermediazione netto	**643,2**	**590,1**	**53,1**	**+9,0%**

Il margine d'intermediazione netto presenta una crescita di 53,1 milioni di euro (+9,0%) e risente positivamente, oltre che delle dinamiche precedentemente descritte, anche della sostanziale complessiva invarianza del costo del rischio di credito rispetto al precedente esercizio, conseguente all'attento presidio della qualità dell'attivo realizzato attraverso la selettività nell'erogazione del credito e nonostante politiche di accantonamento rigorose che hanno portato, tra l'altro, alla crescita del grado di copertura dei crediti deteriorati, come commentato più avanti.

Il risultato operativo netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Margine d'intermediazione netto	**643,2**	**590,1**	**53,1**	**+9,0%**
Spese di funzionamento:	-418,1	-415,8	-2,3	+0,6%
Spese amministrative	*-431,0*	*-423,1*	*-7,9*	*+1,9%*
- Spese per il personale	*-264,9*	*-261,5*	*-3,4*	*+1,3%*
- Spese correnti	*-136,0*	*-130,4*	*-5,6*	*+4,3%*
- Imposte indirette e tasse	*-30,1*	*-31,2*	*1,1*	*-3,5%*
Rettifiche di valore nette su attività materiali e immateriali	*-25,9*	*-33,1*	*7,2*	*-21,8%*
Altri proventi di gestione netti (recuperi spese)	*38,8*	*40,4*	*-1,6*	*-4,0%*
Risultato operativo netto	**225,1**	**174,3**	**50,8**	**+29,1%**

Il risultato operativo netto risulta in crescita del 29,1% rispetto al 31 dicembre 2005. Tale andamento è stato determinato, oltre che dalla crescita del margine d'intermediazione netto, dalla contenuta variazione (+0,6%) registrata dalle spese di funzionamento, a sua volta generata principalmente:

- dal lieve aumento del costo del personale (+1,3%), seppur in presenza di elevati incentivi all'esodo definiti rispetto alla chiusura del precedente esercizio (9,3 milioni di euro nel 2006 contro 4,3 milioni di euro nel 2005);
- dalla significativa diminuzione delle rettifiche di valore su immobilizzazioni materiali e immateriali (-21,8%) per effetto del completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati in occasione della transizione all'euro;
- dal contenuto incremento delle spese correnti (+4,3%), seppur in un contesto di crescita dell'attività operativa, la cui composizione a fine esercizio è riportata nella tabella che segue.

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	48,4	48,9	-0,5	-1,0%
Gestione immobili ed impianti	18,8	16,4	2,4	+14,6%
Spese generali	39,5	39,4	0,1	+0,3%
Costi professionali ed assicurativi	20,0	16,9	3,1	+18,3%
Marketing e pubblicità	9,3	8,8	0,5	+5,7%
Totale spese correnti	**136,0**	**130,4**	**5,6**	**+4,3%**

Si segnala che la crescita della voce "Gestione immobili ed impianti" è prevalentemente da attribuire ai nuovi contratti di affitto sottoscritti nell'anno; l'incremento della voce "Costi professionali ed assicurativi" è invece da attribuire ai compensi professionali per consulenze organizzative connesse a rilevanti attività progettuali iniziate nell'anno 2006.


Spese correnti
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
2006
2005 pro-forma
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità

L'utile dell'operatività corrente al lordo delle imposte

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Risultato operativo netto	**225,1**	**174,3**	**50,8**	**+29,1%**
Accantonamenti netti ai fondi per rischi e oneri	-21,0	-11,9	-9,1	+76,5%
Altri costi e ricavi dell'operatività corrente	-4,5	4,4	-8,9	n.s.
Utile dell'operatività corrente al lordo delle imposte	**199,6**	**166,8**	**32,8**	**+19,7%**

Nonostante gli elevati accantonamenti per rischi ed oneri effettuati a fronte di cause ed altre passività potenziali ed i maggiori oneri relativi ad altre componenti reddituali rilevati rispetto al precedente esercizio, l'utile dell'operatività corrente al lordo delle imposte registra un incremento del 19,7% (pari a circa 32,8 milioni di euro).

L'utile netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**199,6**	**166,8**	**32,8**	**+19,7%**
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Imposte sul reddito	-60,1	-51,1	-9,0	+17,6%
Utile netto	**240,3**	**115,7**	**124,6**	**+107,7%**

La cessione dell'interessenza in Sanpaolo IMI S.p.A., effettuata alla fine del mese di settembre 2006, unitamente alla vendita delle azioni Fondiaria-SAI S.p.A. nello stesso esercizio, ha portato al conseguimento di utili "non ricorrenti" pari a circa 100,8 milioni di euro che hanno determinato, dopo la rilevazione delle maggiori imposte derivanti dalla crescita dell'utile dell'operatività corrente al lordo delle imposte, un utile netto di circa 240,3 milioni di euro (+107,7% rispetto al precedente esercizio). Escludendo il contributo delle operazioni non ricorrenti, l'utile netto sarebbe comunque cresciuto di 27,0 milioni di euro, pari al 23,3%.

Il ROE e gli altri ratios

Il ROE, calcolato rapportando l'utile dell'anno 2006 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2005 - 31 dicembre 2006 ed escludendo l'utile in formazione, risulta pari al 19,6% (10,6% al 31 dicembre 2005), ovvero all'11,7% senza tener conto degli utili da operazioni non ricorrenti descritti in precedenza; in proposito si ricorda peraltro che nel suddetto periodo il patrimonio netto contabile è significativamente aumentato (+271,2 milioni di euro, pari al 22,7%).

Per quanto riguarda l'andamento di alcuni ratios economici al 31 dicembre 2006 si rilevano, rispetto alla fine del precedente esercizio, i seguenti significativi miglioramenti:

- il decremento del cost/income, calcolato rapportando le spese di funzionamento al margine d'intermediazione lordo, che passa dal 65,6% al 60,8%;
- la diminuzione dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passata dall'1,81% all'1,67% e dal 2,93% al 2,72%.

Utile netto e ROE


23%
21%
19%
17%
15%
13%
11%
9%
7%
250
230
210
190
170
150
130
110
90
70
50
dic-05 pro-forma
dic-06
Quota utile netto da operazioni non ricorrenti
Utile netto esclusa la quota da operazioni non ricorrenti
ROE
ROE al netto operazioni non ricorrenti

Margine d'intermediazione lordo e cost/income


800
700
600
500
400
70%
65%
60%
55%
dic-05 pro-forma
dic-06
Margine d'intermediazione lordo
Cost / income

4. Le grandezze patrimoniali e la struttura

I positivi risultati economici conseguiti dalla Banca nell'esercizio 2006 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate. Si precisa che a fini raffrontativi i dati patrimoniali e finanziari riferiti all'esercizio 2005 sono stati rideterminati retrodatando al 1° gennaio 2005 gli effetti della fusione per incorporazione di CR Mirandola, avvenuta con effetti contabili dal 1° gennaio 2006. I dati patrimoniali e finanziari così ricalcolati non sono stati assoggettati a revisione contabile.

Le attività gestite per conto della clientela

La raccolta

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Raccolta diretta	12.337,3	11.251,0	1.086,3	+9,7%
Raccolta indiretta	17.318,9	15.724,6	1.594,3	+10,1%
Raccolta totale	**29.656,2**	**26.975,6**	**2.680,6**	**+9,9%**

Rispetto al 31 dicembre 2005 la raccolta totale, rappresentata dalle attività finanziarie della clientela, mostra una crescita di circa 2.680,6 milioni di euro (+9,9%), per effetto dell'incremento tanto della raccolta diretta (+9,7%) quanto di quella indiretta (+10,1%).

La raccolta diretta

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Passività finanziarie al costo ammortizzato	12.286,9	11.216,7	1.070,2	+9,5%
- Raccolta a vista	7.273,6	6.570,5	703,1	+10,7%
- Obbligazioni (comprese subordinate)	4.009,7	3.730,1	279,6	+7,5%
- Pronti contro termine	735,5	658,0	77,5	+11,8%
- Altre passività al costo ammortizzato	268,1	258,1	10,0	+3,9%
Passività finanziarie di negoziazione	50,4	34,3	16,1	+46,9%
Raccolta diretta	**12.337,3**	**11.251,0**	**1.086,3**	**+9,7%**

L'aggregato in esame evidenzia una crescita pari al 9,7% rispetto alla fine dell'esercizio precedente, sostanzialmente determinata dall'aumento della raccolta a vista e della raccolta obbligazionaria (cresciuta quest'ultima a fronte dell'incremento degli impieghi a medio/lungo termine conseguito nell'esercizio).

La raccolta indiretta

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Raccolta amministrata	9.612,0	7.912,1	1.699,9	+21,5%
Raccolta gestita	7.706,9	7.812,5	-105,6	-1,4%
Gestioni patrimoniali (GPM - GPS - GPF)	*1.991,8*	*2.290,5*	*-298,7*	*-13,0%*
Fondi	*3.643,1*	*3.397,8*	*245,3*	*+7,2%*
Assicurazioni	*2.039,0*	*2.103,9*	*-64,9*	*-3,1%*
Fondi di previdenza complementare	*33,0*	*20,3*	*12,7*	*62,6%*
Raccolta indiretta	**17.318,9**	**15.724,6**	**1.594,3**	**+10,1%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, aumenta del 10,1% rispetto al 31 dicembre 2005, in seguito alla forte crescita manifestata dalla raccolta amministrata (+21,5%) ed alla ripresa registrata dal comparto "Fondi" (+7,2%, pari a 245,3 milioni di euro), che hanno più che compensato la diminuzione delle gestioni patrimoniali; da segnalare inoltre che al 31 dicembre 2006 la raccolta realizzata tramite il Fondo Pensione Aperto "CRF Previdenza" ammonta a circa 33 milioni di euro, con un incremento del 62,6% rispetto al precedente esercizio.


Raccolta gestita
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
dic-05 pro-forma
dic-06
Assicurazioni
Gestioni patrimoniali (GPM - GPS - GPF)
Fondi

Gli impieghi a clientela

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Conti correnti	1.528,2	1.453,5	74,7	+5,1%
Mutui	4.884,7	4.111,1	773,6	+18,8%
Carte di credito e prestiti personali	94,5	88,0	6,5	+7,4%
Finanziamenti per anticipi	1.336,5	1.200,4	136,1	+11,3%
Sovvenzioni non regolate in conto corrente	2.055,6	1.866,3	189,3	+10,1%
Crediti deteriorati	263,6	306,5	-42,9	-14,0%
Altri impieghi	137,1	343,3	-206,2	-60,1%
Impieghi a clientela	**10.300,2**	**9.369,1**	**931,1**	**+9,9%**

Al 31 dicembre 2006 i crediti verso la clientela ammontano a 10.300,2 milioni di euro e registrano un incremento (+9,9%) rispetto alla fine del precedente esercizio, determinato principalmente da una rilevante crescita dei mutui (+18,8%); si segnala inoltre la crescita delle "Sovvenzioni non regolate in conto corrente" (+10,1%), che al 31 dicembre 2006 includono finanziamenti a medio/lungo termine pari a circa 948,9 milioni di euro.
Escludendo le sofferenze, i suddetti crediti si attestano a 10.195,3 milioni di euro, manifestando un tasso di crescita analogo a quello del totale degli impieghi.

La qualità del portafoglio crediti

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Sofferenze lorde	229,2	215,2	14,0	+6,5%
Dubbi esiti	-124,3	-118,9	-5,4	+4,5%
Sofferenze nette	**104,9**	**96,3**	**8,6**	**+8,9%**
Grado di copertura sofferenze	**54,2%**	**55,3%**		**-1,1%**
Incagli e ristrutturati lordi	141,5	166,8	-25,3	-15,2%
Dubbi esiti	-29,6	-20,9	-8,7	+41,6%
Incagli e ristrutturati netti	**111,9**	**145,9**	**-34,0**	**-23,3%**
Grado di copertura incagli e ristrutturati	**20,9%**	**12,5%**		**+8,4%**
Scaduti/sconfinati da oltre 180 giorni lordi	53,1	68,6	-15,5	-22,6%
Dubbi esiti	-6,3	-4,3	-2,0	+46,5%
Scaduti/sconfinati da oltre 180 giorni netti	**46,8**	**64,3**	**-17,5**	**-27,2%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**11,9%**	**6,3%**		**+5,6%**
Crediti deteriorati lordi	423,8	450,6	-26,8	-5,9%
Dubbi esiti	-160,2	-144,1	-16,1	+11,2%
Crediti deteriorati netti	**263,6**	**306,5**	**-42,9**	**-14,0%**
Grado di copertura crediti deteriorati	**37,8%**	**32,0%**		**+5,8%**

La Banca ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative. Conseguentemente, il grado di copertura delle sofferenze e degli altri crediti deteriorati si mantiene su livelli che confermano la prudenzialità della politica di valutazione del credito applicata dalla Banca.

In particolare, il grado complessivo di copertura dei crediti deteriorati è pari al 37,8%, vale a dire 5,8 punti percentuali superiore rispetto allo scorso esercizio anche per effetto dell'applicazione, nell'anno 2006, di una metodologia di valutazione dei crediti incagliati e ristrutturati e delle posizioni scadute/sconfinate da oltre 180 giorni coerente con i criteri fissati da Basilea 2.


Composizione dei crediti deteriorati
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
dic-05 pro-forma
dic-06
Scaduti/sconfinati da oltre 180 giorni netti
Incagli e ristrutturati netti
Sofferenze nette

L'attività sui mercati finanziari e l'operatività in azioni proprie

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.706,5	1.481,4	225,1	+15,2%
- passivo	-1.059,0	-1.110,5	51,5	-4,6%
Totale interbancario netto	**647,5**	**370,9**	**276,6**	**+74,6%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	78,7	132,6	-53,9	-40,6%
- disponibili per la vendita	1.942,8	1.738,2	204,6	+11,8%
Totale attività finanziarie in portafoglio negoziabili	**2.021,5**	**1.870,8**	**150,7**	**+8,1%**
Derivati				
- di copertura (valori nozionali)	1.964,4	2.230,8	-266,4	-11,9%
- di negoziazione (valori nozionali)	9.310,7	9.565,8	-255,1	-2,7%
Totale derivati	**11.275,1**	**11.796,6**	**-521,5**	**-4,4%**

La posizione netta sull'interbancario si mantiene creditoria al 31 dicembre 2006, con una crescita di circa 276,6 milioni di euro derivante dalla maggiore liquidità riveniente dallo smobilizzo delle interessenze detenute in Sanpaolo IMI e Fondiaria-SAI, dalla classificazione nel suddetto comparto dei crediti verso Centro Leasing S.p.A., divenuta banca il 1° luglio 2006, nonchè dall'aumento del capitale sociale a pagamento effettuato nel 2006, come successivamente descritto.

Le attività finanziarie in portafoglio segnano un incremento di circa l'8,1%; in particolare, i titoli "disponibili per la vendita" sono cresciuti dell'11,8% (pari a 204,6 milioni di euro).
I contratti derivati in essere a fine esercizio, stipulati prevalentemente con finalità di negoziazione pareggiata, ammontavano a circa 11 miliardi di euro, pressoché invariati rispetto al 31 dicembre 2005.
Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo) sono inserite nei portafogli della proprietà classificati come "Available for sale" (AFS).
La gestione dei portafogli obbligazionari AFS è stata caratterizzata nell'anno da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile e in BOT giunti a scadenza mediante acquisti di CCT, destinati anche a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine in scadenza della clientela, nonché, in misura marginale, di BTP. È stata quindi rafforzata la posizione in titoli emessi dal Tesoro italiano, segnatamente a tasso variabile. La gestione dei portafogli obbligazionari ha privilegiato, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio. Complessivamente, i portafogli obbligazionari presentano nell'anno un incremento di oltre 180 milioni di euro. La quasi totalità delle attività finanziarie obbligazionarie di proprietà è classificata come AFS.
In ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, abbiamo anche acquisito quote marginali di fondi bilanciati e di fondi *hedge* in sostituzione di posizioni in fondi monetari di analoga entità.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come "Held for trading" (HFT); sono altresì inseriti nei portafogli classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con Clientela.
La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading.
A fine anno il saldo della posizione totale in azioni e fondi appare sostanzialmente stabile rispetto a inizio anno.
Al 31 dicembre 2006 non risultano, nei portafogli di negoziazione della Capogruppo, titoli azionari Banca CR Firenze derivanti da operatività in azioni proprie.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso. Relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di swap a copertura di prestiti obbligazionari emessi, nonché a fronte di operazioni di deposito e finanziamento con clientela.

Le interessenze partecipative

Il portafoglio partecipazioni di Banca CR Firenze è rilevato nell'attivo dello stato patrimoniale secondo il disposto degli IAS 27, 28, 31 e 39 ed è pertanto suddiviso in un ammontare rilevato nella voce 100-"Partecipazioni" contenente le interessenze strategiche in società collegate e controllate, nonché in un ammontare incluso nella voce 40-"Attività finanziarie disponibili per la vendita", nel quale sono classificate le interessenze partecipative minoritarie non strategiche.
A fine anno gli investimenti complessivi in interessenze partecipative ammontano a 1.079,7 milioni di euro, con un decremento del 16,5% rispetto al 31 dicembre 2005, dovuto principalmente all'incorporazione della controllata Cassa di Risparmio di Mirandola S.p.A. ed alla cessione della partecipazione minoritaria detenuta in Sanpaolo IMI S.p.A.
La situazione del portafoglio partecipazioni alla data di chiusura dell'esercizio risulta essere la seguente.

(Importi in milioni di euro)	Saldi iniziali	Variazioni dell'esercizio			Valutazione a fine anno		Saldi finali
		Incrementi	Decrementi	Utili da negoziazione	Rettifiche	Variazioni riserva AFS	
Partecipazioni di controllo e joint ventures	**950,2**	**31,7**	**-144,1**	**0,0**	**0,0**	**0,0**	**837,8**
Società bancarie	909,3	30,6	-141,5	0,0	0,0	0,0	798,4
Società finanziarie	3,0	1,0	-2,6	0,0	0,0	0,0	1,4
Altre società	37,9	0,1	0,0	0,0	0,0	0,0	38,0
Partecipazioni in società collegate	**55,8**	**21,2**	**-10,8**	**0,0**	**0,0**	**0,0**	**66,2**
Società bancarie	40,7	21,2	-10,8	0,0	0,0	0,0	51,1
Società finanziarie	15,1	0,0	0,0	0,0	0,0	0,0	15,1
Totale Voce 100 dell'attivo	**1.006,0**	**52,9**	**-154,9**	**0,0**	**0,0**	**0,0**	**904,0**
Partecipazioni minoritarie AFS	**285,7**	**23,9**	**-176,8**	**34,5**	**-0,7**	**9,1**	**175,7**
Società bancarie	194,5	0,1	-161,2	32,9	0,0	0,2	66,5
Società finanziarie	10,7	11,8	-7,4	0,1	0,0	0,0	15,2
Altre società	80,5	12,0	-8,2	1,5	-0,7	8,9	94,0
Totale	**1.291,7**	**76,8**	**-331,7**	**34,5**	**-0,7**	**9,1**	**1.079,7**

Gli incrementi vengono dettagliati nella tabella che segue.

(Importi in milioni di euro)	Acquisti	Operazioni straordinarie	Totale
Partecipazioni di controllo e joint ventures	**31,6**	**0,1**	**31,7**
Banca C.R. Firenze Romania S.A.	30,6	0,0	30,6
Soprarno SGR S.p.A.	1,0	0,0	1,0
Tebe Tours S.r.l.	0,0	0,1	0,1
Partecipazioni in società collegate	**21,2**	**0,0**	**21,2**
Centro Leasing Banca S.p.A.	21,2	0,0	21,2
Totale Voce 100 dell'attivo	**52,8**	**0,1**	**52,9**
Partecipazioni minoritarie AFS	**22,2**	**1,7**	**23,9**
SI Holding S.p.A.	11,3	0,0	11,3
Immobiliare Novoli S.p.A.	8,5	0,0	8,5
Centro Fidi Terziario S.C.p.A.	1,2	0,0	1,2
Banca d'Italia	0,0	1,1	1,1
Fidi Toscana S.p.A.	0,5	0,0	0,5
SIA Cedborsa S.p.A.	0,5	0,0	0,5
Raccorderie Metalliche S.p.A.	0,0	0,4	0,4
Altre minori	0,2	0,2	0,4
Totale	**75,0**	**1,8**	**76,8**

Le variazioni in diminuzione sono esposte di seguito unitamente ai risultati delle cessioni di partecipazioni AFS.

(importi in milioni di euro)	Cessioni	Operazioni straordinarie	Totale decrementi	Utili da negoziazione	Rigiro della riserva AFS a Conto Economico	Risultato della cessione
Partecipazioni di controllo e joint ventures	**2,6**	**141,5**	**144,1**	**0,0**	**0,0**	**0,0**
Cassa di Risparmio di Mirandola S.p.A.	0,0	141,5	141,5	0,0	0,0	0,0
Cerit S.p.A.	2,6	0,0	2,6	0,0	0,0	0,0
Partecipazioni in società collegate	**10,8**	**0,0**	**10,8**	**0,0**	**0,0**	**0,0**
Centro Leasing Banca S.p.A.	10,8	0,0	10,8	0,0	0,0	0,0
Totale Voce 100 dell'attivo	**13,4**	**141,5**	**154,9**	**0,0**	**0,0**	**0,0**
Partecipazioni minoritarie AFS	**174,6**	**2,1**	**176,7**	**34,5**	**63,5**	**98,0**
Sanpaolo IMI S.p.A. (1)	160,5	0,0	160,5	32,9	59,5	92,4
SI Holding S.p.A.	7,4	0,0	7,4	0,1	1,5	1,6
Parmalat S.p.A.	6,0	0,0	6,0	1,5	2,3	3,8
Cassa di Risparmio di Ravenna S.p.A.	0,7	0,0	0,7	0,0	0,2	0,2
Sanpaolo IMI Private Equity Scheme B.V.	0,0	2,1	2,1	0,0	0,0	0,0
Altre voci	**0,0**	**0,1**	**0,1**	**5,4**	**0,0**	**5,4**
IMI Investimenti S.p.A. (2)	0,0	0,0	0,0	3,8	0,0	3,8
Altre minori (3)	0,0	0,1	0,1	1,6	0,0	1,6
Totale	**188,0**	**143,7**	**331,7**	**39,9**	**63,5**	**103,4**

(1) Nel conto economico riclassificato il relativo risultato della cessione è stato classificato nella voce "Utile da operazioni non ricorrenti".
(2) L'utile da negoziazione rilevato corrisponde a quanto ricevuto a titolo di conguaglio prezzo per la cessione di NHS S.p.A., avvenuta nell'anno 2002.
(3) L'utile da negoziazione si riferisce al risultato della negoziazione del primo semestre 2006 della Cassa di Risparmio di Mirandola S.p.A., incorporata in data 1° luglio 2006 con effetti contabili a partire dal 1° gennaio 2006.

Il contributo reddituale degli investimenti in partecipazioni per l'esercizio 2006, al netto degli incrementi di patrimonio netto, è pari al 15,5% (16,3% considerando anche le variazioni della riserva AFS) dell'investimento annuale medio ed è dettagliato come segue.

(Importi in milioni di euro)	Dividendi	Risultato della negoziazione	Rettifiche nette di valore	Rigiro della riserva AFS a Conto Economico	Totale conto economico	Effetto delle valutazioni sulla riserva AFS	Totale comprehensive income
Partecipazioni di controllo e joint ventures	**70,4**	**0,0**	**0,0**	**0,0**	**70,4**	**0,0**	**70,4**
Findomestic Banca S.p.A.	28,9	0,0	0,0	0,0	28,9	0,0	28,9
CR Firenze Gestion Internationale S.A.	12,6	0,0	0,0	0,0	12,6	0,0	12,6
Cassa di Risparmio di Pistoia e Pescia S.p.A.	9,0	0,0	0,0	0,0	9,0	0,0	9,0
Cassa di Risparmio della Spezia S.p.A.	5,2	0,0	0,0	0,0	5,2	0,0	5,2
Centrovita Assicurazioni S.p.A.	4,9	0,0	0,0	0,0	4,9	0,0	4,9
Cassa di Risparmio di Mirandola S.p.A.	4,8	0,0	0,0	0,0	4,8	0,0	4,8
Cassa di Risparmio di Civitavecchia S.p.A.	2,3	0,0	0,0	0,0	2,3	0,0	2,3
Cassa di Risparmio di Orvieto S.p.A.	1,4	0,0	0,0	0,0	1,4	0,0	1,4
Infogroup S.p.A.	1,3	0,0	0,0	0,0	1,3	0,0	1,3
Cerit S.p.A.	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Partecipazioni in società collegate	**1,5**	**0,0**	**0,0**	**0,0**	**1,5**	0,0	**1,5**
Centro Leasing Banca S.p.A.	1,2	0,0	0,0	0,0	1,2	0,0	1,2
Centro Factoring S.p.A.	0,3	0,0	0,0	0,0	0,3	0,0	0,3
Totale partecipazioni voce 100	**71,9**	**0,0**	**0,0**	**0,0**	**71,9**	**0,0**	**71,9**
Partecipazioni minoritarie AFS	**10,2**	**39,9**	**-1,1**	**63,5**	**112,5**	**9,1**	**121,6**
Sanpaolo IMI S.p.A.	5,5	32,9	0,0	59,5	97,9	0,0	97,9
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	1,5	0,0	0,0	0,0	1,5	0,2	1,7
Banca d'Italia	0,9	0,0	0,0	0,0	0,9	0,0	0,9
P.B. Recupero Piaggio S.r.l.	1,5	0,0	0,0	0,0	1,5	0,0	1,5
Immobiliare Novoli S.p.A.	0,4	0,0	0,0	0,0	0,4	10,0	10,4
SI Holding S.p.A.	0,2	0,1	0,0	1,5	1,8	0,0	1,8
Cassa di Risparmio di Ravenna S.p.A.	0,0	0,0	0,0	0,2	0,2	0,0	0,2
IMI Investimenti S.p.A.	0,0	3,8	0,0	0,0	3,8	0,0	3,8
Parmalat S.p.A.	0,0	1,5	0,0	2,3	3,8	0,0	3,8
Sanpaolo IMI Private Equity Scheme B.V.	0,0	0,0	-0,7	0,0	-0,7	0,0	-0,7
Edizioni Design S.r.l.	0,0	0,0	-0,3	0,0	-0,3	0,0	-0,3
Firenze Parcheggi S.p.A.	0,0	0,0	0,0	0,0	0,0	-1,4	-1,4
Brain Technology S.p.A.	0,0	0,0	0,0	0,0	0,0	-0,1	-0,1
Engineering S.p.A.	0,0	0,0	0,0	0,0	0,0	0,2	0,2
Altre minori	0,2	1,6	-0,1	0,0	1,7	0,2	1,9
Totale	**82,1**	**39,9**	**-1,1**	**63,5**	**184,4**	**9,1**	**193,5**

Investimento medio 2006	**1.186,1**
Tasso medio di remunerazione 2006:	
Sull'Utile dell'esercizio	15,5%
Sul Comprehensive income	16,3%

Di seguito si fornisce il dettaglio della movimentazione della riserva AFS relativa alle partecipazioni minoritarie (dati al lordo dell'impatto fiscale):

(Importi in milioni di euro)	Riserva AFS iniziale	Incrementi per valutazioni	Decrementi per valutazioni	Rigiro della riserva AFS a Conto Economico	Riserva AFS finale
Partecipazioni minoritarie AFS					
Sanpaolo IMI S.p.A.	59,5	0,0	0,0	-59,5	0,0
SI Holding S.p.A.	3,1	0,0	0,0	-1,5	1,6
Parmalat S.p.A.	2,3	0,0	0,0	-2,3	0,0
Firenze Parcheggi S.p.A.	1,7	0,0	-1,4	0,0	0,3
Brain Technology S.p.A.	0,8	0,0	-0,1	0,0	0,7
Cassa di Risparmio di Ravenna S.p.A.	0,2	0,0	0,0	-0,2	0,0
Immobiliare Novoli S.p.A.	0,0	10,0	0,0	0,0	10,0
Engeneering S.p.A.	-0,8	0,2	0,0	0,0	-0,6
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	-27,0	0,2	0,0	0,0	-26,8
Altre minori	0,0	0,2	0,0	0,0	0,2
Totale riserve AFS al lordo effetto fiscale	**39,8**	**10,6**	**-1,5**	**-63,5**	**-14,6**
Fiscalità differita inclusa nella riserva	-6,4	3,2	0,0	0,0	-3,2
Totale riserve AFS	**33,4**	**13,8**	**-1,5**	**-63,5**	**-17,8**

Le opzioni put

Banche controllate

Cassa di Risparmio di Orvieto S.p.A.

Contestualmente al contratto di acquisto del 45% del capitale di Cassa di Risparmio di Orvieto S.p.A., che ha portato la partecipazione di Banca CR Firenze dal 28,57% al 73,57%, erano stati sottoscritti in data 9 marzo 2000, tra Fondazione CR Orvieto (cedente) e Banca CR Firenze (acquirente) un patto parasociale ed un contratto di opzione. Quest'ultimo prevedeva la concessione da parte dell'acquirente di un'opzione di vendita su n. 70.905 azioni ordinarie rappresentative del 26,43% del capitale sociale di CR Orvieto S.p.A. esercitabile dalla Fondazione CR Orvieto, in un'unica soluzione, in qualsiasi momento a far tempo dal 23 giugno 2003 e fino al 22 giugno 2006. La Fondazione non ha esercitato l'opzione nel suddetto termine rinunciando pertanto all'esercizio della stessa.
In virtù di ciò, l'accordo parasociale che disciplina la governance e contiene impegni di Banca CR Firenze a tutela del mantenimento del legame di CR Orvieto con il territorio è stato prorogato per quattro anni. L'impegno al mantenimento del marchio Cassa di Risparmio di Orvieto e la sua diffusione territoriale è stato assunto almeno fino al 2020.

Cassa di Risparmio di Civitavecchia S.p.A.

La lettera di intenti sottoscritta in data 11 febbraio 1997 tra Fondazione CR Civitavecchia e Banca CR Firenze, le cui previsioni sono state recepite nel contratto di compravendita per il controllo di Cassa di Risparmio di Civitavecchia S.p.A. sottoscritto il 10 marzo 2000 tra le medesime parti, prevedeva la concessione da parte di Banca CR Firenze (acquirente) alla Fondazione CR Civitavecchia (cedente) di un'opzione di vendita su un massimo di n. 113.375 azioni ordinarie CR Civitavecchia rappresentative del 23% del capitale sociale, in concambio con azioni Banca CR Firenze. Nella lettera d'intenti era previsto che, essendo le azioni di Banca CR Firenze quotate, il concambio sarebbe stato definito nel rispetto delle norme di Legge e regolamentari. Si ritiene che:

a) per la disdetta degli accordi sopradescritti;
b) per il fatto che la Fondazione, pur avendo esercitato il 28 dicembre 2001 la predetta opzione, non ha dato seguito alla richiesta di esercizio dell'opzione stessa, dopo che le modalità di attuazione dell'operazione erano state contestate dalla Capogruppo, eventuali ipotesi di cessione di azioni CR Civitavecchia a Banca CR Firenze andranno negoziate in un nuovo accordo.

Cassa di Risparmio di Pistoia e Pescia S.p.A.

In data 22 novembre 2004 la Fondazione CR Pistoia e Pescia e Banca CR Firenze hanno sottoscritto un Patto parasociale sostitutivo del contratto preliminare di acquisto di azioni della Cassa di Risparmio di Pistoia e Pescia S.p.A. del 23 aprile 1997; in base a quest'ultimo Banca CR Firenze aveva acquisito un iniziale 51% del capitale sociale ordinario e concesso un'opzione di vendita alla Fondazione sul residuo 49% del capitale sociale ordinario che è stata riformulata nel nuovo accordo. La firma del nuovo Patto parasociale ha reso possibile l'acquisto da parte di Banca CR Firenze, il 30 maggio 2005, di un ulteriore 9% del capitale sociale ordinario che ha fatto salire la partecipazione al 60% del capitale sociale ordinario. Per il residuo 40% del capitale ordinario in mano alla Fondazione è stata concessa un'opzione di vendita esercitabile a partire dal 1° maggio 2008 (fine del periodo di *lock up*) e fino al 30 settembre 2014, con "finestre temporali" nell'ambito delle quali è limitata e graduata l'entità delle azioni cedibili: ogni anno dal 2008 al 2010 tra il 5% ed il 10% del capitale ordinario, ogni anno dal 2011 al 2014 tra il 5% ed il 20% del capitale ordinario. Il prezzo unitario per ciascuna azione sarà:

- per il primo 10% (corrispondente a n. 18.537.750 azioni) pari a 1,798 euro, corretto solo in funzione della quota parte degli utili netti (a partire dal 2005) portati a riserve;
- per il rimanente 30% (corrispondente a n. 55.613.255 azioni) pari al maggiore tra 1,7407 euro, corretto della quota parte di utili netti portati a riserve (e non utilizzati successivamente a copertura di eventuali perdite), ed il valore di mercato delle azioni ogni volta individuato in contraddittorio fra loro da due primari Advisor, tenendo conto che trattasi di quote di minoranza; i dividendi spettanti alle azioni ogni volta oggetto dell'opzione di vendita e relativi all'esercizio sociale di CR Pistoia e Pescia chiusosi prima della data di esercizio dell'opzione da parte della Fondazione, spetteranno alla Fondazione; le azioni ogni volta oggetto dell'opzione verranno trasferite a Banca CR Firenze con godimento 1° gennaio dell'anno in cui è stata esercitata l'opzione; gli accordi contemplano che la parte di riserva accantonata che dovesse essere successivamente utilizzata a copertura di perdite non venga ovviamente computata nel prezzo; infine il pagamento del primo 10% nel caso di esercizio dell'opzione di vendita potrà essere attuato, a scelta di Banca CR Firenze, per metà in contanti e per metà tramite obbligazioni subordinate di propria emissione alle condizioni di mercato. Il pagamento del residuo 30% oggetto di opzione, avverrebbe ugualmente o in contanti o per il 75% in contanti e per il 25% in obbligazioni subordinate.

Cassa di Risparmio della Spezia S.p.A.

Gli accordi sottoscritti il 16 luglio 2003 attraverso i quali Banca CR Firenze in data 16 gennaio 2004 ha acquisito il controllo indiretto del 68,09% del capitale di Cassa di Risparmio della Spezia S.p.A. tramite la partecipazione assunta in Carinord 2 S.p.A., contemplano la concessione da parte di Banca CR Firenze (acquirente) a Fondazione CR La Spezia (cedente) di un'opzione di vendita su un massimo di n. 46.743.340 azioni ordinarie CR La Spezia, esercitabile dal 1° gennaio 2006 al 31 dicembre 2015, in una o più soluzioni comprese tra il 3% e l'11% del capitale ordinario di CR La Spezia. Il prezzo di esercizio sarà pari al maggior valore tra la frazione (relativamente alle azioni opzionate) di patrimonio netto di CR La Spezia S.p.A. al 30 giugno 2003 aumentata del 15% e il valore di mercato delle azioni stesse che sarà "di volta in volta stabilito da una banca di affari tenuto conto dei multipli di valutazione espressi dalle azioni di società bancarie quotate al mercato telematico azionario della Borsa di Milano".

Successivamente alla chiusura dell'esercizio è stato perfezionato un accordo da parte della Banca con la Fondazione CR La Spezia per l'acquisto di un ulteriore 11,91% d'interessenza nella CR La Spezia. Per maggiori dettagli si rimanda ai "Fatti di rilievo e l'evoluzione dopo la chiusura dell'esercizio".

Banca C.R. Firenze Romania S.A.

In data 9 marzo 2006 è stata data esecuzione al contratto di compravendita per l'acquisto di n. 2.493.099 azioni Daewoo Bank S.A. (ridenominata Banca C.R. Firenze Romania S.A.) corrispondenti al 56,229% della banca rumena.

Contestualmente al closing è stato firmato il contratto di opzione riguardante la concessione di opzioni di acquisto e vendita (call e put) esercitabili rispettivamente da Banca CR Firenze e pro-quota dagli azionisti di minoranza detentori del residuo 43,77%.

Le opzioni reciprocamente concesse avranno ad oggetto ulteriori n. 1.186.946 azioni ordinarie nominative di Banca C.R. Firenze Romania S.A., attualmente corrispondenti al 26,77% del capitale sociale, ovvero quel maggiore numero di azioni che consenta a Banca CR Firenze di raggiungere almeno il 75% dell'intero capitale sociale della banca.

Le opzioni potranno essere esercitate da Banca CR Firenze o dai soci venditori a partire dal 1° gennaio 2009 e per un periodo sino al 30 giugno 2009, ad un prezzo per azione che sarà il maggiore tra il fair value determinato da un advisor indipendente, il valore di quotazione nel caso in cui la banca rumena fosse stata ammessa alla quotazione in un mercato regolamentato, ed un prezzo pari a 2,975 volte il patrimonio netto contabile risultante dall'ultimo bilancio approvato.

Se la determinazione dell'advisor non fosse ritenuta soddisfacente dai soci venditori, questi potranno decidere di rinviare l'esercizio delle opzioni di 12 mesi, nel qual caso il prezzo floor corrisponderà ad un multiplo del patrimonio netto contabile di Banca C.R. Firenze Romania S.A. di 2,905.

Altre società partecipate

- Il contratto di acquisto delle azioni della Cassa dei Risparmi di Forlì e della Romagna S.p.A. perfezionato in data 29 novembre 2000 tra la Fondazione CR Forlì (cedente) e Banca CR Firenze e Sanpaolo IMI (acquirenti) contemplava la concessione, da parte degli acquirenti alla Fondazione, di un'opzione di vendita su un massimo di n. 49.063.405 azioni ordinarie rappresentative del 51,35% del capitale di CR Forlì, al prezzo unitario di 8,11 euro per azione per le prime due tranches (in totale n. 21.945.289 azioni) e ad un prezzo determinato con riferimento al *fair market value* per le ultime tranches (in totale n. 27.118.116 azioni). Negli accordi era previsto che l'impegno di Banca CR Firenze fosse limitato ad un quarto del numero delle azioni relative all'opzione concessa alla Fondazione, i rimanenti tre quarti costituendo l'impegno di Sanpaolo IMI. La finestra temporale per l'esercizio dell'opzione si è aperta il 12 giugno 2002.
  A seguito dell'esercizio, in data 12 maggio 2003 e 29 dicembre 2005, delle prime due tranches dell'opzione di vendita corrispondenti complessivamente per Banca CR Firenze a n. 5.486.322 azioni (pari al 5,74%), l'interessenza detenuta dalla Banca è del 12,75%; rimane in essere in favore della Fondazione l'opzione di vendita sulle ultime tranches, esercitabile fino al 15 giugno 2008; la quota di pertinenza di Banca CR Firenze è di n. 6.779.529 azioni. L'impegno all'acquisto delle azioni è al *fair market value* con un prezzo minimo garantito di 3,8649 euro per azione.
- Il 30 settembre 2004 è stato sottoscritto un accordo, fra le banche azioniste di Crif S.p.A. da una parte e Cribis S.p.A. e Cribis Euroamerica Alinet S.A. dall'altra, relativo all'acquisto da parte di queste ultime del 50% delle azioni possedute da ciascuna banca, nonché alla concessione, sempre da parte di Cribis e Cribis Euroamerica, di un'opzione di vendita alle banche per la vendita del residuo 50%. In data 2 dicembre 2004 si è perfezionata la vendita del 50% della nostra partecipazione in Crif, pari a n. 9.291 azioni del valore nominale unitario di 3 euro, al prezzo complessivo di 534.014,62 euro.
  Per quanto riguarda le residue 9.290 azioni, corrispondenti al 50% della nostra partecipazione iniziale, Cribis S.p.A. e Cribis Euroamerica Alinet S.A. si sono impegnate irrevocabilmente a concedere a Banca CR Firenze, ai sensi e per gli effetti dell'articolo 1331 del codice civile, il diritto di vendere tramite semplice comunicazione alle proponenti, che saranno pertanto obbligate in via solidale tra loro ad acquistarla ai termini ed alle condizioni specificate nel contratto. Il prezzo di acquisto in esercizio dell'opzione di tutte le azioni ancora in nostro possesso potrà variare, sulla base del fatturato generato dalle interrogazioni del venditore verso Crif, da un minimo di 427.165,72 euro, corrispondente ad una valorizzazione complessiva di Crif pari a 32 milioni di euro, ad un massimo 640.748,57 euro, corrispondente ad una valorizzazione di Crif pari a 48 milioni di euro. Il prezzo di acquisto complessivo in esercizio dell'opzione verrà corrisposto in unica soluzione all'atto della girata delle azioni, essendo le due proponenti solidalmente responsabili del pagamento.
  L'opzione sulla quota residua di azioni Crif potrà essere esercitata in qualsiasi momento a partire dal 1° maggio 2008 per un periodo di tre anni essendosi perfezionata prima di tale data la fusione Crif - Cribis.
- L'altro socio di Perseo Finance S.r.l., partecipata da Banca CR Firenze al 60%, ovvero Finanziaria Securitisation Group ha concesso - in un patto parasociale stipulato tra le parti - un'opzione a Banca CR Firenze ad acquistare il 40% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso al suddetto socio un'opzione alla vendita della quota da esso detenuta, sempre al valore nominale.
- I soci della società CR Firenze Mutui S.r.l., partecipata da Banca CR Firenze al 10%, ovvero Finanziaria Internazionale Holding S.p.A. e Finanziaria Securitisation Group hanno concesso, in un patto parasociale stipulato tra le parti, un'opzione a Banca CR Firenze ad acquistare da loro, rispettivamente, il 10% e l'80% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso ai suddetti soci un'opzione alla vendita delle loro quote, sempre al valore nominale.

Altri impegni vincolanti di acquisto/vendita subordinati al verificarsi di determinati eventi

- La Convenzione di consolidamento firmata in data 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni, prevede che qualora tra il Gruppo Banca CR Firenze e i soci di Centrovita Assicurazioni e cioè Cardif S.A. e Cardif S.p.A. sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale), b) pianificazione plu-

riennale, c) business plan e successive revisioni, d) politica di bilancio, Cardif S.A. e Cardif S.p.A. avranno facoltà di vendere a Banca CR Firenze che avrà l'obbligo di acquistare l'intera partecipazione, complessivamente pari al 49%, detenuta in Centrovita dalle medesime Cardif S.A. e Cardif S.p.A. e nel frattempo trasferita a Cardif Assicurazioni S.p.A.
Analogamente, in caso si presenti una situazione di stallo in due successivi Consigli di Amministrazione della società su determinate materie (elencate nel Protocollo di accordo stipulato da Casse Toscane S.p.A., Compagnie Bancaire e Cardif in data 9 novembre 1993) Banca CR Firenze avrà facoltà di acquistare dai soci francesi, che avranno l'obbligo di vendere, le partecipazioni da essi detenute nella società.
In entrambi i casi la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti, sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").

- La Convenzione di consolidamento firmata in data 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni prevede che qualora tra il Gruppo Banca CR Firenze e i soci francesi di Findomestic Banca S.p.A. (attualmente la sola Cetelem) sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, l'azionista francese avrà facoltà di acquistare da Banca CR Firenze che avrà l'obbligo di vendere, un numero di azioni sufficienti a far raggiungere a detto socio il 51% del capitale di Findomestic Banca S.p.A.
Nel caso sorgessero tali divergenze o comunque nel caso in cui i soci francesi esercitassero la predetta opzione per raggiungere il 51% di Findomestic Banca S.p.A., Banca CR Firenze avrà facoltà di vendere al socio francese la sua intera partecipazione in Findomestic Banca S.p.A.
In ogni caso, la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
- Il Protocollo di Accordo n. 2, firmato il 30 dicembre 1999 da Banca CR Firenze e UFB Locabail (ora BNP Paribas Lease Group), che ha la stessa scadenza della citata Convenzione di Consolidamento, prevede il mantenimento di un'identica percentuale di partecipazione, diretta o indiretta, in Centro Leasing Banca S.p.A. da parte del Gruppo Banca CR Firenze e del Gruppo BNP Paribas.
Il menzionato accordo prevede, nel caso in cui uno dei Gruppi incrementi la sua partecipazione, l'impegno di quest'ultimo, annualmente, in un lasso massimo di 360 giorni a partire dal realizzarsi di detta operazione, a cedere all'altra parte un numero di azioni sufficiente a ripristinare la parità di detenzione sopra indicata. Il prezzo di cessione sarà convenuto fra le due parti e "dovrà normalmente essere quello al quale il cedente ha acquistato le azioni in più, senza poter essere inferiore al valore della percentuale equivalente dell'attivo netto contabile di Centro Leasing Banca S.p.A. alla data della più recente situazione contabile semestrale o annuale".
Attualmente i due Gruppi hanno la stessa partecipazione del 43,537%, parità che è stata ripristinata in data 29 giugno 2006.
Nel caso in cui vi fossero divergenze insormontabili, tra le parti su determinate materie, BNP Paribas Lease Group avrà facoltà di vendere e Banca CR Firenze l'obbligo di acquistare l'intera partecipazione di BNP Paribas in Centro Leasing Banca S.p.A.
Le materie su cui potrebbero insorgere divergenze insanabili elencate nella Convenzione di consolidamento firmata il 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni riguardano: a) composizione del management della società (nomina del Consiglio di amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio. Nel citato Protocollo di Accordo n. 2 tali argomenti sono stati meglio dettagliati (es. modifiche statutarie relative alle maggioranze di voto, aumenti e diminuzioni capitale non richiesti dall'organo di Vigilanza, distribuzione dividendi...).
La determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
La scadenza della Convenzione di consolidamento sottoscritta fra Banca CR Firenze e BNP Paribas senza che si sia provveduto al suo rinnovo entro il 14 marzo 2006 non ha implicato l'automatica attivazione delle opzioni descritte ai punti precedenti, essendo previsto un ulteriore periodo di un anno, scadente il 14 marzo 2007, in cui le parti procederanno a negoziare un'ulteriore proroga o comunque un nuovo accordo. Stanno proseguendo i contatti già avviati in tal senso.

Accordi che prevedono meccanismi di way out per la dismissione di partecipazioni

- Il patto parasociale stipulato in data 7 luglio 2000, modificato in data 19 novembre 2003 tra i soci di Brain Technology S.p.A., di cui Banca CR Firenze detiene il 10%, prevede che - poiché la società non è stata quotata entro il 30 giugno 2006 - Banca CR Firenze abbia la facoltà, peraltro non ancora esercitata in attesa di ulteriori sviluppi, di individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione i soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad un banca d'affari, scelta dai soci in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci. Nel caso in cui le offerte di acquisto dovessero risultare inferiori del 40% alla valutazione del 100% espressa dal perito indipendente, non si procederà alla vendita del 100% della società salvo diversa concorde volontà di Banca CR Firenze e di un numero di altri soci di Brain Technology che rappresentino almeno il 50% più un'azione del capitale.
- Il patto parasociale stipulato in data 7 luglio 2000 e successivamente modificato tra i soci di Welcome Italia SpA, di cui Banca CR Firenze detiene il 5%, prevede che qualora la società non venga quotata entro il 30 giugno 2007 la Banca possa individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione gli altri soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad un banca d'affari, scelta in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci.

Il patrimonio immobiliare

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Immobili utilizzati per l'attività bancaria	182,9	191,5	-8,6	-4,5%
Altri immobili	50,8	50,3	0,5	+1,0%
Totale immobili	**233,7**	**241,8**	**-8,1**	**-3,3%**

Nel 2006 si è assistito a un decremento pari a 8,1 milioni di euro del patrimonio immobiliare (inclusivo degli immobili di pertinenza di CR Mirandola, incorporata nell'esercizio) per effetto delle dismissioni del periodo, per un valore complessivo di bilancio di circa 2,7 milioni di euro (e plusvalenze conseguite per circa 1,7 milioni di euro), nonché di ammortamenti pari a circa 6,7 milioni di euro.

Il valore di bilancio del patrimonio immobiliare al 31 dicembre 2006 è complessivamente pari a 233,7 milioni di euro (241,8 milioni di euro al 31 dicembre 2005), di cui 182,9 milioni di euro relativi ad immobili funzionali per lo svolgimento dell'attività bancaria.

Le principali operazioni di vendita sono state relative a (i dati riportati sono riferiti ai prezzi di cessione):

- otto immobili sede di filiali nell'ambito della cessione del ramo d'azienda alla Cassa di Risparmio della Spezia S.p.A., per complessivi 4,6 milioni di euro;
- tre immobili risultanti dal ridimensionamento delle filiali di Lastra a Signa, Livorno e Pietrasanta, per complessivi 1,9 milioni di euro;
- appartamenti e box per un totale di 1,5 milioni di euro.

I conti di capitale

Il patrimonio netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Capitale sociale e sovrapprezzi di emissione	928,6	705,7	222,9	+31,6%
Riserve da valutazione (adeguamento al fair value)	-12,4	111,3	-123,7	n.s.
Altre riserve	310,0	262,6	47,4	+18,1%
Utile netto	240,3	115,7	124,6	+107,7%
Patrimonio netto	**1.466,5**	**1.195,3**	**271,2**	**+22,7%**

Il patrimonio netto della Banca cresce di circa 271,2 milioni di euro (+22,7%), in parte derivanti da un aumento di capitale sociale a pagamento per complessivi 150 milioni di euro; per contro, al maggior utile di periodo rilevato a fine esercizio corrisponde la diminuzione (pari a 63,5 milioni di euro) delle riserve da valutazione correlata alle operazioni "non ricorrenti" descritte in precedenza, mentre un'ulteriore quota di tali riserve (circa 70 milioni di euro) è stata utilizzata al servizio dell'aumento gratuito del capitale sociale.
Per maggiori dettagli riguardanti la movimentazione del patrimonio netto si rinvia a quanto riportato negli schemi di Prospetto delle variazioni del patrimonio netto e Rendiconto finanziario.

Il patrimonio di vigilanza e i coefficienti di solvibilità

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	%
Patrimonio di base (tier 1)	1.295,7	1.091,9	203,8	+18,7%
Patrimonio supplementare (tier 2)	820,8	893,9	-73,1	-8,2%
Elementi da dedurre	-223,9	-189,9	-34,0	+17,9%
Patrimonio di vigilanza	**1.892,6**	**1.795,9**	**96,7**	**+5,4%**
Rischi di credito	848,4	733,5	114,9	+15,7%
Rischi di mercato	35,1	61,9	-26,8	-43,3%
Altri requisiti prudenziali	8,9	9,9	-1,0	-10,1%
Totale requisiti prudenziali	**892,4**	**805,3**	**87,1**	**+10,8%**
Attività di rischio ponderate	12.761,8	11.515,3	1.246,5	+10,8%
Patrimonio di base / Attività di rischio ponderate (tier 1 capital ratio)	10,15%	9,48%		+0,67%
Patrimonio di vigilanza / Attività di rischio ponderate (total capital ratio)	15,11%	15,86%		-0,75%
Coefficiente di solvibilità	15,62%	17,14%		-1,52%

L'incremento del patrimonio di base, pari a 203,8 milioni di euro, risulta principalmente dovuto all'aumento di capitale a pagamento effettuato nel mese di giugno 2006 precedentemente descritto ed alla quota dell'utile netto dell'esercizio 2006 imputata a riserve.
La diminuzione del patrimonio supplementare (-73,1 milioni di euro) deriva dall'integrale utilizzo della riserva di rivalutazione degli immobili in seguito all'aumento gratuito del capitale effettuato nel primo semestre 2006.

Considerando anche l'incremento degli elementi da dedurre, la variazione del patrimonio di vigilanza quale risultante dei fenomeni sopra descritti è stata pari a 96,7 milioni di euro.
Per quanto riguarda i requisiti prudenziali, la crescita dei rischi di credito (+15,7%) è da porre in relazione all'espansione degli impieghi.
Relativamente ai coefficienti prudenziali si segnala, in particolare, il miglioramento del "tier 1" di 0,67 punti percentuali, sostanzialmente derivante dalle variazioni che hanno interessato il patrimonio netto contabile ed i rischi di credito, commentate in precedenza.

I flussi finanziari

I flussi di cassa generati dalla gestione nel corso del 2006 confrontati con l'anno precedente sono sintetizzati nella tabella che segue; le dinamiche sotto esposte riflettono gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione.

(Importi in milioni di euro)	31 dicembre 2006 pro-forma	31 dicembre 2005
Gestione	339,3	263,4
- utile del periodo	*240,3*	*111,9*
- altre variazioni	*99,0*	*151,7*
Liquidità netta generata / (assorbita) dalle attività e passività finanziarie	-318,5	-113,4
Liquidità netta generata / (assorbita) dall'attività operativa	**20,8**	**150,2**
Liquidità netta generata / (assorbita) dall'attività di investimento	**-51,7**	**-77,6**
Liquidità netta generata / (assorbita) dall'attività di provvista	**85,8**	**-60,4**
Flusso monetario del periodo	**54,9**	**12,2**

Per maggiori dettagli si rimanda al "Rendiconto finanziario" di cui agli schemi di bilancio della Banca esposti nelle pagine che seguono.

L'attività di organizzazione

Interventi normativi

Nel corso del 2006 sono stati disposti i seguenti interventi:

- in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria dell'aprile 2005, è stato redatto il "Regolamento Compliance del Gruppo Banca CR Firenze";
- con riferimento al D.Lgs. 231/2001, sono state attribuite le responsabilità in materia di prospetti informativi e assunzioni del personale, è stato integrato il modello organizzativo 231 a seguito della nuova disciplina sul Market Abuse, sono stati rivisti i modelli organizzativi 231 delle Banche del Gruppo; è stato inoltre redatto il nuovo documento sui poteri delegati in Azienda, coerente con le esigenze di tutela di cui al D.Lgs. 231/2001;
- è stato redatto il "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi";
- è stato rivisto il "Regolamento del Credito", intervenendo sull'individuazione e gestione delle posizioni a default, e introducendo l'RWA (indice delle attività ponderate per il rischio), quale elemento di sintesi del rischio;
- è stato depositato al COVIP (Organo di Vigilanza sui Fondi Pensione) il nuovo Regolamento del Fondo Pensione Aperto "CRF Previdenza" e la relativa Nota Informativa (che prevede una linea di investimento a capitale garantito idonea a recepire il conferimento del TFR con modalità tacita).

Patti Chiari
Con l'adesione alla IX iniziativa del Progetto Patti Chiari "Investimenti finanziari a confronto" sono state predisposte nuove modalità di controllo sull'adeguatezza degli investimenti finanziari; con riferimento alla X iniziativa "Cambio Conto", è stato introdotto un applicativo che consente di individuare l'elenco dei prodotti/servizi regolati sul singolo conto corrente e la registrazione della tempistica di chiusura del rapporto.

Livelli di servizio
Con riferimento ai livelli di servizio erogati dalla Capogruppo nello svolgimento delle attività accentrate, il processo di monitoraggio è stato integrato istituendo dei Presidi presso le Banche del Gruppo, al fine anche di rilevare tempestivamente eventuali disservizi.
È stato avviato il Servizio di Assistenza Utenti "Tuttomutui", un punto unico di raccolta delle richieste che consente il miglioramento dei livelli di servizio con minori tempi di attesa telefonica per l'utente.
Per venire incontro alle esigenze manifestate dalla clientela nell'ambito delle interviste sulla customer satisfaction, a partire da settembre è stato introdotto l'orario continuato di apertura degli sportelli su 10 Filiali (in fase di test).

Assetti organizzativi
Nel corso del periodo sono state effettuate:
- la ristrutturazione del Coordinamento Organizzazione e Sistemi, con l'obiettivo di promuovere l'innovazione tecnologica come leva di business, di affiancare e indirizzare le diverse funzioni aziendali nelle richieste, nonché di definire meglio gli ambiti di responsabilità tra la Capogruppo e la controllata Infogroup; a tale riguardo le funzioni inerenti l'ICT sono state ridistribuite, accentrando presso la Capogruppo le attività di approvvigionamento e di program & cost management, e aggregando presso Infogroup le attività operative e la gestione dell'infrastruttura tecnologica;
- la revisione della Direzione Commerciale, con l'obiettivo di concentrare le fabbriche prodotto in un'unica struttura che ne presidi l'intero ciclo di vita, consolidare la focalizzazione delle strutture di mercato / segmento sui processi di analisi segmento, identificare i bisogni della clientela e incrementare la spinta commerciale, individuare uno specifico presidio sul monitoraggio della qualità dei servizi e della comunicazione alla clientela e del grado di soddisfazione della stessa;
- la fusione per incorporazione della Cassa di Risparmio di Mirandola con la costituzione di una specifica Divisione, denominata "CR Mirandola - Divisione di Banca CR Firenze", e la formalizzazione dell'Area di Bologna in una logica di ottimizzazione dei canali distributivi e di miglior sfruttamento del potenziale di sviluppo;
- la costituzione del Coordinamento Risorse Umane, per consentire una gestione integrata di tutte le variabili relative alle Risorse Umane.

Continuità Operativa
È stata costituita un'apposita Funzione a presidio della Continuità Operativa ed è stato reso operativo il Piano di Continuità Operativa (che comprende i Piani di Disaster Recovery), inteso come un "documento che formalizza i principi, fissa gli obiettivi e descrive le procedure per la gestione della continuità operativa dei processi critici aziendali". Il Piano è stato approvato formalmente dai Consigli di Amministrazione delle Banche e delle Aziende del Gruppo, in linea con la scadenza prevista dalla normativa di vigilanza (31 dicembre 2006). Sono stati definiti i piani di formazione delle risorse critiche delle funzioni accentrate per le banche del Gruppo, Centrovita e Infogroup. Sono stati eseguiti i lavori di adeguamento infrastrutturale del sito secondario presso i locali della Formazione (in via Baracca, Firenze), è stato predisposto ed eseguito il relativo piano dei test. Sono stati individuati gli interventi necessari per garantire la continuità operativa dei servizi richiesti ai fornitori esterni.

Progetti
La progettualità è stata centralizzata a livello di Gruppo, coordinando l'apertura, il monitoraggio e la chiusura dei progetti di Gruppo e delle commesse di Infogroup; sono stati rivisti i processi e le metodologie relative alla progettualità e al monitoraggio dei costi per Banca CR Firenze e Infogroup.
Nell'ambito del progetto attivato nel 2006 per lo sviluppo di una nuova piattaforma tecnologica multicanale per lo sportello (Progetto PTM), la trattativa per identificare il fornitore partner è stata condotta ampliando la base dei fornitori, allargando lo spettro di attività oggetto di negoziazione e rinegoziando la data di scadenza; tali operazioni hanno consentito di ottenere consistenti vantaggi in termini di costi. Il rinnovo tecnologico previsto dal nuovo contratto è stato eseguito nei mesi di agosto e settembre.

Servizi operativi
Da maggio 2006 è pienamente operativo il Polo dei Servizi Operativi presso la Cassa di Risparmio della Spezia, che si occupa delle attività di Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI e Pensioni.

Privacy
Nel 2006 Banca CR Firenze ha ottemperato agli obblighi in materia di privacy (decreto legislativo 196/03) con le seguenti attività:
- il Consiglio di Amministrazione ha approvato, nei termini prescritti, l'aggiornamento 2006 del Documento Programmatico della Sicurezza;
- il Presidente ha aggiornato la notifica al Garante in conseguenza dell'incorporazione della CR Mirandola e dell'accordo con cui Banca CR Firenze è diventata contitolare dei dati di CR Orvieto; è stata inoltre notificata la cessazione dei trattamenti da parte della CR Mirandola;
- la struttura ha dato seguito ai vari obblighi derivanti dalla delibera del Garante "Istituti di credito - Rilevazione di impronte digitali ed immagini: limiti e garanzie" del 27 ottobre 2005 (G.U. n. 68 del 22-3-2006). In particolare è stato comunicato al Garante l'uso di rilevatori biometrici e l'elenco delle Filiali presso cui sono installati, è stato nominato un vigilatore dei dati biometrici, è stata aggiornata la normativa interna;
- è stata infine verificata ed eventualmente aggiornata la documentazione obbligatoria (informative, elenco dei responsabili e relative lettere di nomina, istruzioni agli incaricati, elenchi dei soggetti cui vengono comunicati dati personali).

L'attività commerciale

Le linee di politica commerciale
In coerenza con il piano commerciale, le attività si sono focalizzate sul miglioramento della capacità di acquisizione di nuova clientela, sullo sviluppo del comparto degli impieghi, sia a privati che a imprese, sul sostegno alla crescita di alcune nuove ed importanti linee di business (es. servizi multicanale, polizze assicurative, fondi pensione, leasing e factoring).
La Rete Promotori è composta da 31 Spazi finanziari, con una raccolta di 585 milioni di euro (+142 milioni di euro rispetto al 31/12/2005). Alla stessa data il numero dei Promotori è di 167 unità.
Nel mese di dicembre è stato firmato il contratto per l'acquisizione di Cortal Consors Succursale Italia SpA, che avrà efficacia a partire dai primi mesi del 2007. Una volta completata l'integrazione, la Rete Promotori conterà complessivamente circa 330 Promotori ed un patrimonio gestito pari a 1 miliardo di euro.
Per quanto riguarda i canali innovativi, il servizio Liberamente (destinato alla clientela privata) annovera circa 72.000 utenti, con un incremento rispetto al 31 dicembre 2005 di quasi 19.000 nuovi contratti (+35%). I clienti attivi hanno raggiunto le 45.000 unità e circa 253.000 operazioni dispositive e 6,4 milioni informative (+38% rispetto al 31 dicembre 2005). Il rilevante incremento di queste ultime è stato favorito anche dai nuovi servizi accessori di cui è stato arricchito il canale Liberamente via Internet.
Per le imprese, è stato lanciato B@B light, il nuovo servizio di home banking via Internet monoazienda e monobanca, destinato alle piccole imprese. Il servizio si articola in tre distinti moduli (Base, Plus ed Extra), destinati a soddisfare, in modo crescente, le diverse esigenze informative e dispositive di questo target di clientela. Le adesioni a sei mesi dal lancio hanno superato le 5.000 unità.
Le imprese che al 31 dicembre 2006 dispongono di un collegamento di remote banking con Banca CR Firenze sono complessivamente 19.250 (+54%) alle quali si aggiungono circa 13.500 (+15%) collegate a mezzo POS con un transato totale pari a circa 930 milioni di euro (+18%).

Lo sviluppo dell'attività
Mercato retail
Al fine di favorire l'acquisizione di nuova clientela, nel corso dell'anno sono state promosse due iniziative:
- nel primo semestre è stata lanciata "Presenta un Amico edizione 2006", con l'obiettivo di favorire la diffusione della Multicanalità; l'iniziativa ha portato all'apertura di 8.800 nuovi conti, con conseguente acquisizione di nuova raccolta e acquisto di nuovi prodotti;
- nel secondo semestre dell'anno è stata promossa l'iniziativa commerciale "Sconto Corrente" che consiste nell'offrire, ai nuovi clienti un conto corrente con condizioni particolarmente vantaggiose e che ha portato all'apertura di circa 4.000 nuovi conti.

Ad agosto è stato lanciato un nuovo conto corrente dedicato ai Liberi Professionisti e finalizzato a facilitarne le incombenze disposte dal recente "Decreto Bersani". Tale iniziativa - che ha favorito anche l'acquisizione di nuova clientela ed il rafforzamento della relazione con quella esistente ha portato all'accensione di 1.130 conti.
I conti correnti a pacchetto della linea "Giotto" hanno superato le 223.000 unità (+12% rispetto al 31/12/05).
Alla data del 31 dicembre 2006, Banca CR Firenze ha erogato operazioni di mutuo "casa" per complessivi 431,8 milioni di euro. In questo comparto è stata arricchita l'offerta con il lancio di Mutuo Family Sicuro (mutuo a rata fissa e durata variabile), prodotto che permette ai clienti di mantenere fisso l'importo della rata anche in situazioni di variazione dei tassi.
Nel mese di novembre è stato lanciato un nuovo prodotto assicurativo dalle caratteristiche innovative accessorio ai mutui, che copre il rischio morte, invalidità, perdita posto di lavoro.
In riferimento ai prodotti di investimento, Banca CR Firenze ha effettuato sul mercato domestico 21 emissioni obbligazionarie per complessivi 478 milioni di euro.
La raccolta premi lorda nel comparto Bancassicurazione ammonta a circa 469 milioni di euro (+26% rispetto al 2005). La nuova produzione dell'anno si è concentrata prevalentemente sulle polizze ad elevato contenuto finanziario e forte componente assicurativa e in termini residuali su quelle a tasso minimo garantito.
A fine 2006, il patrimonio gestito da CR Firenze Gestion Internationale S.A. ammonta a circa 6.788 milioni di euro (+4% su fine 2005). A fronte di un sistema che registra per quest'anno un andamento fortemente negativo sulla raccolta, CR Firenze Gestion Internationale evidenzia una raccolta positiva, pari a 72 milioni di euro. Nel corso dell'anno, è proseguita la domanda da parte della clientela dei comparti flessibili e bilanciati (+86% rispetto al 2005).
Le gestioni individuali di portafoglio al 31 dicembre 2006, inclusive delle gestioni in fondi, per clientela propria e del Gruppo, ammontano a 2.573 milioni di euro.
Nel comparto della previdenza complementare le adesioni a "CRF Previdenza" hanno raggiunto le 16.000 unità (+ 24% rispetto al 31 dicembre 2005); inoltre, si è registrata una crescita significativa del patrimonio gestito, che al 31 dicembre 2006 ha raggiunto 33 milioni di Euro (+62,6% rispetto a dicembre 2005).
Tra i prodotti che hanno riscosso un notevole successo commerciale, si segnalano:

- le carte prepagate: oltre 63.500 quelle attive (+35% rispetto al 2005).
- i prestiti personali di Findomestic Banca "Prestissimo";
- le polizze relative all'Area Protezione (coperture caso morte e infortuni), oltre 11.500, con una crescita del 119% rispetto all'anno precedente.

L'attività commerciale nel mercato delle Piccole Imprese si è pure concentrata sull'acquisizione di nuova clientela e sulla crescita degli impieghi.
È proseguita la commercializzazione del prodotto "Fido Unico", che ha consentito l'apertura di oltre 1.700 nuovi rapporti.
A seguito dell'introduzione del nuovo modello di servizio con i Consorzi Garanzia Fidi, si sono registrate crescite significative degli affidamenti accordati tramite questo canale (oltre il 20% rispetto all'esercizio precedente).
A sostegno dello sviluppo dei servizi multicanale, è stato lanciata la nuova piattaforma di Credito On-Line, in collaborazione con il Consorzio Eurofidi e con Fidi Toscana, che consente alle imprese operanti in Toscana e Umbria di richiedere finanziamenti on-line, che ha segnato oltre che interesse un numero di adesioni più che incoraggianti.
Anche con le Associazioni di Categoria è proseguita un'intensa attività di collaborazione, volta, in particolare, all'acquisizione di nuova clientela, attraverso la sottoscrizione di accordi specifici che dovranno essere consolidati nel corso del 2007. Con le stesse sono stati inoltre attivati accordi volti alla canalizzazione di operazioni in formato elettronico.
Prosegue l'ottimo trend di commercializzazione dei conti correnti della linea Ioimpresa che al 31 dicembre 2006, hanno raggiunto circa 25.000 conti, con un incremento di oltre 5.000 unità rispetto a dicembre 2005 (+25%).
Sono state perfezionate 30 nuove convenzioni e riattivate 16 convenzioni già esistenti con aziende, associazioni, sindacati, enti locali del territorio di riferimento della Banca, in quanto collettori di significativi bacini di potenziali clienti privati. L'insieme delle iniziative in commento ha consentito di accendere oltre 17.000 nuovi conti correnti.

Mercato imprese

Le attività poste in essere nel corso dell'anno su questo mercato sono principalmente:

- l'azione sui Clienti "Core" (aziende medio-grandi ad alto potenziale di sviluppo) del Canale mirata all'incremento della quota di mercato;
- il lancio di prodotti in convenzione con Confidi Toscana (Consorzio di Garanzia dell'Associazione Industriali di Firenze);

- lo sviluppo della collaborazione con Centro Factoring per l'incremento dell'operatività con la Società Prodotto;
- l'intensa attività nel settore agrario;
- le iniziative commerciali tese allo sviluppo e acquisizione di nuovi flussi commerciali sia in Italia che Estero.

Per quanto concerne l'azione sui Clienti "Core", all'inizio dell'anno, sono stati individuati oltre 500 Clienti - in base ai criteri di redditività e rischiosità - con l'obiettivo di diventarne Banca di riferimento relativamente a fidi accordati ed utilizzati, servizi erogati e flussi commerciali canalizzati: l'attività su questa Clientela ha portato a deliberare nel 2006 fidi per oltre 320 milioni a breve termine ed oltre 85 milioni a medio/lungo termine.

I nuovi prodotti (Confidi Capital e Confidi Struttura Finanziaria) realizzati in collaborazione con Confidi Toscana e lanciati alla metà del mese di Febbraio hanno superato i 23 milioni di euro, contribuendo al forte incremento di operazioni a medio/lungo termine effettuate con il Consorzio.

Si è confermato inoltre il trend di crescita dell'operatività del Canale Imprese con Fidi Toscana con un incremento del 26% rispetto al dicembre 2005.

L'attività con Centro Factoring, per la quale è stata pianificata una metodologia strutturata di approccio al Cliente, ha comportato un turnover di 538 milioni di euro (+ 97% circa sullo stesso periodo del 2005).

Anche l'attività con Centro Leasing ha segnato ottimi risultati con circa 1.450 contratti ed un totale di 240 milioni di euro, con un incremento pari al 14% rispetto all' anno precedente.

Nel corso del 2006 sono stati erogati finanziamenti a medio/lungo termine a favore di imprese agricole per 43,6 milioni di euro.

L'attività di acquisizione/sviluppo di nuovi flussi commerciali ha portato ad una crescita del Portafoglio negoziato dell'8%.

Per quanto riguarda il comparto estero, i volumi mercantili intermediati sono aumentati di oltre 20% (+675 milioni di euro), migliorando significativamente le quote di mercato.

Un importante contributo alla canalizzazione dei flussi commerciali da e verso l'estero è stato offerto anche da Banca CR Firenze Romania.

L'anno 2006 ha visto un ulteriore consolidamento delle attività della struttura dedicata ad operazioni di finanza d'impresa, che ha dimostrato un'incisiva capacità di intervento in operazioni con caratteristiche di notevole complessità strutturale:

- l'asseverazione di 8 progetti di "Project Financing" per la realizzazione di opere pubbliche o di pubblica utilità (ex art. 37 bis L 109/1994), che, una volta accolti dai vari Enti concedenti, origineranno investimenti nell'ordine di oltre 38 milioni di euro;
- relativamente all'attività di "Acquisition Financing", "Leverage Financing" e "Project Financing", sono state seguite e perfezionate varie operazioni per un importo complessivo di finanziamenti di 21 milioni di euro;
- per quanto concerne l'efficientamento della struttura finanziaria delle aziende, è stata prestata consulenza ed intermediazione per alcune aziende clienti, su richieste di finanziamenti per 42 milioni di euro;
- l'attività relativa ad operazioni di credito industriale ed immobiliare si è concentrata su 10 operazioni particolarmente complesse e non standardizzabili, per un importo complessivo di 77 milioni di euro.

Mercato private

Lo sviluppo dell'offerta Private, nel corso del 2006, si è concentrata sulle gestioni patrimoniali, il prodotto *core* del Canale: in particolare sono state proposte alla clientela linee di prodotto che non solo consentono molteplici possibilità di investimento e la costruzione di asset coerenti con il proprio profilo di rischio, ma anche opportunità di posizionamenti "tattici" del portafoglio da realizzarsi secondo le contingenti evoluzioni dei mercati finanziari.

Si ricorda a questo proposito come "Private Caveau", gestione in titoli, si sia arricchita della nuova linea "Equity 40" che presenta un profilo più dinamico sia per la maggiore componente azionaria sia per la più ampia diversificazione delle aree di investimento; inoltre è stato attivato un nuovo benchmark per la linea "Equity 15" che, accrescendo il peso delle componenti azionario Europa rispetto al mercato italiano, permette all'Asset Manager di trarre beneficio dalle maggiori possibilità di diversificazione.

Inoltre, ai portafogli di "Private Scelta Dinamica", gestione in fondi e sicav, se n'è aggiunto uno completamente monetario con finalità di temporanea allocazione della liquidità in vista di una riposizionamento strategico del portafoglio coerente col profilo di rischio del cliente e lo scenario del mercato di riferimento.

Nel corso del 2006, la Gestione con Preventivo Assenso "Private Scelta Condivisa" - ha continuato a riscuotere consensi tra la clientela target di tale soluzione di investimento.

Al fine di costituire una valida alternativa agli asset a breve termine, quali i PCT, è stato realizzato nel primo semestre 2006 con la collaborazione di BNP Paribas un prodotto legato all'andamento del cross euro/dollaro.

Queste iniziative commerciali hanno contribuito all'ottimo risultato conseguito a livello di raccolta totale - che fa registrare una crescita complessiva rispetto alla fine del 2005 pari al 21% e al miglioramento del posizionamento della Banca nei confronti della clientela gestita dal Canale. Va aggiunto inoltre che per diffondere ulteriormente il brand "Banca CR Firenze Private banking", nonché rafforzare la relazione con i clienti, sono state organizzate varie iniziative ed eventi dedicati che hanno contribuito a migliorarne il grado di soddisfazione.

Mercato enti pubblici
L'attività commerciale 2006 è stata orientata all'acquisizione di nuovi Enti in aree geografiche dove Banca CR Firenze sta espandendo la propria presenza. L'attività di acquisizione si è conclusa con l'adesione di 25 nuovi clienti e si è orientata principalmente sull'Emilia Romagna e a Roma.
L'attività commerciale si è indirizzata sia all'offerta tradizionale di servizi (Gestione di tesorerie, finanziamenti, mutui, etc.) e sistemi di pagamento (POS, RID, MAV, etc.) sia all'ampliamento dell'offerta di prodotti innovativi come i primi sistemi di incasso tramite Internet di alcuni tributi. Tali prodotti sono stati particolarmente apprezzati dagli Enti, sempre più motivati a prodotti che facilitino il pagamento da parte dei cittadini pur mantenendo adeguati livelli di sicurezza e una sollecita rendicontazione.
L'attività di informatizzazione di nuovi servizi di cassa e di tesoreria è proseguita attraverso il progressivo aumento del numero degli Enti, ad oggi 37, che inviano gli ordinativi tramite web.
Tale sistema è propedeutico per la realizzazione della "firma digitale" degli ordinativi che consente la progressiva eliminazione del supporto cartaceo con il solo invio tramite web, ad oggi in sperimentazione su tre Enti di primaria importanza.

L'attività creditizia

L'intensa attività commerciale prima commentata ha coinvolto in maniera significativa il processo di erogazione e di controllo del credito, che nel corso del 2006 ha peraltro visto una forte focalizzazione sulle modifiche da apportare al Regolamento del Credito in applicazione del nuovo Accordo sul capitale Basilea II.
Tali modifiche, che sono operative con l'anno 2007, riguardano principalmente le facoltà deliberative, prevedendo che l'organo deliberante sia individuato in funzione della rischiosità della posizione e quindi dal "capitale assorbito" dalla stessa (invece dell'importo).
Conseguentemente, la Rete potrà deliberare anche importi rilevanti, ma con rischiosità contenuta, mentre agli Organi Centrali verranno riservate le posizioni relativamente più rischiose. I poteri deliberativi saranno modulati utilizzando le RWA (attività di rischio ponderate), calcolate in funzione dei fattori indicati da Basilea II (probabilità di default, perdita in caso di default, esposizione al momento del default). Per quanto riguarda il presidio della qualità del credito si segnala che, a seguito dell'introduzione della nuova categoria di crediti dubbi "scaduti/sconfinati da oltre 180 giorni" sono state individuate e messe in atto le attività finalizzate alla riduzione dell'incidenza del fenomeno, nonchè al controllo ed alla gestione dello stesso.

Il risk management

Rischi finanziari
La gestione dei rischi finanziari (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte", che definisce la politica di gestione di tali rischi.
Nel 2006, l'indicatore del rischio di tasso, basato sul rapporto tra la variazione del valore economico dell'attivo e del passivo in seguito a shock parallelo dei tassi d'interesse pari a 200 punti base, e la somma del patrimonio "Tier1" e di quello "Tier2", ha sempre evidenziato valori al di sotto dei limiti previsti dai regolamenti aziendali.
Anche l'impatto sul margine di interesse di una variazione parallela dei tassi di interesse di 100 punti base ha registrato un valore sempre inferiore a quanto indicato dal regolamento aziendale.
Il VaR del *trading book* si è attestato mediamente sul valore di 3 milioni di euro, restando comunque costantemente al di sotto dei limiti interni.

Rischi creditizi

Nel 2006 tutti gli indicatori patrimoniali obbligatori sono risultati entro i limiti fissati dalla Banca d'Italia.

La crescita degli impieghi a clientela ordinaria è stata trainata da quella dei crediti con garanzie reali e personali; di conseguenza, la rischiosità primaria (sofferenze/impieghi) risulta in linea rispetto ai dati medi del sistema bancario mentre la rischiosità potenziale (incagli per cassa/impieghi) si colloca su livelli inferiori.

È proseguito nel 2006 l'utilizzo degli strumenti di valutazione del merito creditizio sulla base dei principi di Basilea II. Sul segmento imprese non si registrano concentrazioni di esposizione, e i *default* registrati nel corso del 2006 sono concentrati sulle classi di rating peggiori. Analoga situazione si riscontra anche per i segmenti retail e privati.

Relativamente alle controparti bancarie le esposizioni sono concentrate sulle classi di rating migliori, mentre le esposizioni su classi di rating inferiori ad A- sono da considerarsi residuali.

Rischi operativi

Nel periodo 2003-2006 il Gruppo registra una minor incidenza delle perdite operative sul margine di intermediazione rispetto alle altre banche aderenti al Database Italiano Perdite Operative (DIPO). Nel periodo in esame nessun evento del Gruppo ha determinato la perdita massima a livello di Sistema, mentre in media il Gruppo registra un maggior tasso di recupero assicurativo sulle perdite censite.

Le risorse umane e la rete territoriale

La rete territoriale

Al 31 dicembre 2006 la rete distributiva annovera 324 Filiali con un incremento rispetto al 31 dicembre 2005 di 32 unità, di cui 29 rivenienti dall'incorporazione di CR Mirandola.

Le Filiali e le altre unità operative sono dislocate in 34 province e così suddivise:

Provincia	Filiali	Centri Imprese	Centri Private	Spazi finanziari	Totale
Ancona				2	2
Aquila				1	1
Arezzo	35	2	1		38
Ascoli Piceno				1	1
Bologna	6	1	1	2	10
Chieti				1	1
Ferrara				1	1
Firenze	132	4	5		141
Forlì-Cesena				1	1
Grosseto	16	1	1		18
La Spezia				1	1
Livorno	10	1			11
Lucca	13	1	1		15
Macerata				1	1
Mantova	7				7
Massa Carrara	10	1			11
Milano				1	1
Modena	20	1	1	2	24
Parma				1	1
Perugia	17	1	1		19
Pesaro-Urbino				1	1
Pescara				1	1
Pisa	13	1	1		15
Pistoia	2				2
Prato	11	1	1	1	14
Ravenna				2	2
Reggio Emilia	1				1
Rieti				1	1
Rimini				1	1
Roma	11	2	1	6	20
Siena	19	1	1		21
Terni				2	2
Verona	1				1
Viterbo				1	1
Totali	**324**	**18**	**15**	**31**	**388**

Si segnala che, tenendo conto delle situazioni di consedenza esistenti in alcuni casi tra Centri imprese e Centri private, il numero complessivo di tali Centri è pari a 23 unità.

Le risorse umane

Al 31 dicembre 2006 l'organico di Banca CR Firenze è pari a 3.515 persone a ruolo (dati puntuali di fine periodo), con un incremento complessivo netto su base annua di 159 risorse, dovuto a 369 nuove assunzioni totali e 182 inserimenti a seguito della fusione per incorporazione di CR Mirandola (avvenuta con decorrenza 1° luglio 2006) e 392 cessazioni. La variazione dell'organico della Banca rispetto al 31 dicembre 2005, escludendo il personale dell'incorporata CR Mirandola (che a tale data era pari a 188 Risorse), si sostanzia in una diminuzione netta di 29 unità.
Il personale femminile, pari a 1.696 unità (1.819 quelle maschili), è salito al 48,3% rispetto al 47,1% del 2005.
La distribuzione dell'organico nelle strutture operative a fine esercizio è la seguente:

Organico a ruolo	31 dicembre 2006	31 dicembre 2005
Strutture centrali	1.000	963
Canali	2.515	2.393
Retail	*2.107*	*2.013*
Imprese e Private	*388*	*358*
Filiale Promotori	*5*	*17*
Enti	*15*	*5*
Totale	**3.515**	**3.356**
% canali sul totale	**71,6%**	**71,3%**

L'età media del personale a ruolo ha continuato a diminuire assestandosi, a fine esercizio, a 41,9 anni rispetto ai 43,6 dell'anno precedente, con un'anzianità media pari a 14,3 anni.

Mobilità interna

Il 2006 è stato caratterizzato da oltre 1.125 interventi di mobilità interna, determinati da diverse esigenze ed in particolare:

- interventi mirati al riassetto degli organici sia della Rete distributiva che delle Strutture Centrali per effetto delle numerose cessazioni;
- apertura di nuovi Sportelli;
- operazioni di revisione organizzativa;
- richieste di trasferimento avanzate dal Personale.

Reclutamento e selezione

Nel corso del 2006 sono pervenuti 12.412 curricula. Alle selezioni per personale senza specifica esperienza, finalizzate ad un primo inserimento con contratto a tempo determinato, hanno partecipato complessivamente 2.235 candidati; di coloro che hanno sostenuto il colloquio (751 Risorse) il 76% ha conseguito l'idoneità. Le selezioni finalizzate ai contratti a tempo indeterminato hanno coinvolto 207 candidati, l'84,5% dei quali sono risultati idonei.
I candidati per un contratto di inserimento sono stati 156 (oltre il 74% ha riportato un esito positivo). Le selezioni specialistiche hanno coinvolto 150 candidati, 55 dei quali assunti a ruolo.
15 candidati appartenenti alle categorie protette sono stati inseriti a tempo indeterminato. Hanno inoltre preso avvio 33 periodi di stage, con una durata concordata fra i 2 e i 6 mesi.

Sviluppo e gestione delle Risorse Umane

Nel corso dell'anno sono stati condotti incontri per la definizione dei Percorsi di Sviluppo relativi ai Canali di Vendita (Retail, Imprese e Private) e ad alcune Strutture Centrali; in particolare, nel mese di dicembre è stata comunicata alle Organizzazioni Sindacali l'architettura del nuovo modello di sviluppo professionale, con riferimento ai percorsi di sviluppo della rete distributiva, al processo di selezione interna (per il quale è stato introdotto il censimento on line delle competenze) e al nuovo processo di valutazione delle prestazioni. Sono stati definiti e presentati i Sistemi Incentivanti 2006 per i Canali distributivi e le strutture centrali e il Sistema Fidelizzante per la Rete Promotori.

Formazione

Durante l'anno è stato avviato il nuovo modulo riservato ai gestori family "Portafoglio Family: raggiungere gli obiettivi", focalizzato alla corretta applicazione del modello di servizio e all'utilizzo degli strumenti a loro disposizione per facilitare il raggiungimento degli obiettivi commerciali.
Sono state erogate sessioni dedicate allo sviluppo delle conoscenze inerenti il controllo di gestione e l'analisi della reportistica, unitamente alla pianificazione commerciale e all'utilizzo degli strumenti di consulenza dedicati ai gestori (271 partecipazioni).
In considerazione dell'evoluzione del contesto normativo e del rispetto delle norme in materia di trasparenza, tutela e adeguatezza degli investimenti finanziari della clientela, sono stati erogati specifici interventi formativi.
In previsione di una possibile evoluzione di ruolo, sono stati erogati interventi di formazione ad alcuni Vicari di Filiale volti al consolidamento di argomenti anche giuridici in materia di credito e finanza. Nell'ambito del presidio del rischio di credito inoltre è stato attivato il nuovo modulo "Gestire il rischio di credito" volto allo sviluppo e al consolidamento dell'iter di rilascio e di presidio del rischio.
Conclusa la quarta edizione del Master SDA Bocconi per Gestori Imprese, ne sono varate altre due.
A supporto del progetto "Patti Chiari "sono state organizzate ulteriori sessioni con il coinvolgimento di un *network* di tutor interni. Le attività sono state focalizzate sulla 9° iniziativa.
L'attività formativa ha interessato inoltre la rete dei Promotori Finanziari che ha visto, oltre ad alcune sessioni dedicate ai promotori di nuovo ingresso, l'adesione a seminari finalizzati alla certificazione Euro FPA.
È stato avviato il programma "Dirigenti in stage" che progressivamente porterà i Dirigenti della Sede Centrale in stage presso la Rete distributiva e viceversa.
È stata rinnovata ed estesa per il triennio la certificazione del sistema di gestione per la qualità sulla progettazione ed erogazione degli interventi formativi del Gruppo Banca CR Firenze.
La Formazione interna, erogata in orario di lavoro, è ascesa a 23.252 giornate/uomo rispetto alle 21.590 del precedente anno (+ 7,7%). Sul fronte della Formazione esterna, in orario di lavoro, si registra l'impiego di 605 giornate uomo. L'attività globale si è attestata a 23.857 giornate uomo (+ 7,2% rispetto al 2005 durante il quale l'attività globale è ammontata a 22.245 giornate uomo).
È proseguita la fruizione dei supporti formativi anche al di fuori del normale orario di lavoro per complessive 3.392 giornate uomo. L'attività globale complessiva (in orario e fuori orario di lavoro) ha registrato una fruizione pari a 27.249 giornate uomo (26.643 nel 2005).
In riferimento al personale attivo al 31 dicembre 2006, i partecipanti all'attività formativa sono stati 3.483 pari al 94,6% dell'organico (3.292 partecipanti nel 2005, pari al 94,5%) corrispondenti a 6,6 giorni di formazione pro-capite (come nel 2005). I partecipanti provenienti dalla Rete distributiva sono stati 2.504, con una fruizione media di 7 giornate di formazione; quelli dalle Strutture Centrali sono stati 979, con una fruizione media di 5,5 giornate.

Attività formativa aziendale (Interna-Esterna) nell'anno 2006 (solo formazione erogata in orario di lavoro)

Aree di attività	Giorni uomo	Incidenza%
Sviluppo competenze	2.917,4	12,2
Supporto avvio nuovi processi	2.265,8	9,5
Credito	3.035,5	12,7
Strumenti finanziari	3.218,2	13,5
Giuridico/Fiscale	5.014,2	21,0
Marketing e controllo di gestione	811,0	3,4
Inserimento in Rete Distributiva	3.079,4	12,9
Office automation e applicativi informatici	2.139,6	9,0
Prodotti e servizi	1.365,1	5,7
Lingue straniere	11,0	0,1
Totale	**23.857,2**	**100,0**

L'attività di comunicazione

La comunicazione di Banca CR Firenze, sia nell'attività ordinaria che nei progetti specifici in media relations, pubbliche relazioni e promozione commerciale, è stata di supporto ai vertici aziendali nelle azioni di politica commerciale. Costante e articolata la presenza sui media locali e nazionali, come evidenzia l'elevato numero di articoli con citazione (oltre 3.500) della rassegna stampa annuale.

Oltre alle relazioni con la stampa, le specifiche aree di comunicazione oggetto di intervento nel 2006 sono state le seguenti:

Campagne pubblicitarie

È stata realizzata la nuova campagna pubblicitaria istituzionale "Il futuro che immaginate" (media e affissione statica) che sottolinea l'impegno dell'azienda nell'accompagnare la clientela nella realizzazione dei propri progetti.

Per quanto riguarda le campagne commerciali è proseguita la campagna "Ti presento un amico"e ad agosto è stata lanciata la campagna per "Scontocorrente".

Immagine coordinata

Per quanto riguarda la comunicazione in filiale è stato avviato il progetto "Comunicazione multimediale nelle filiali", con la realizzazione di spot trasmessi nei totem installati all'interno delle stesse, a cui è seguita la realizzazione di espositori per i fogli informativi dei prodotti; si è conclusa anche l'indagine sulla percezione ed il gradimento del progetto "Patti Chiari", assieme ad una verifica degli strumenti di comunicazione presenti in filiale.

La Newsletter abbinata all'estratto conto trimestrale ha informato la clientela sulle nuove iniziative commerciali e da ottobre è stata predisposta una nuova newsletter per le imprese.

Con l'estratto conto al 30 giugno è stato infine varato il nuovo documento riepilogativo, improntato a maggior trasparenza e ricchezza di informazioni.

Eventi e mostre

La Banca è stata *main sponsor* della mostra su Leon Battista Alberti, organizzata dall'Ente Cassa di Risparmio di Firenze, concentrando la comunicazione sulla promozione del marchio e sui ritorni commerciali tramite agevolazioni esclusive e visite guidate riservate alla clientela.

Sono stati inoltre organizzati e/o ospitati convegni e incontri: sui temi dell'innovazione e della competitività, promossi dalla Banca e organizzati in partnership con Progetto Città (che hanno ospitato manager e personalità di eccellente livello), su "IAS/IFRS in Italia" del Sole 24 Ore; Forum sull'Ambiente organizzato da Greenaccord; report annuale di IRPET e Unioncamere Toscana sull'andamento dell'economia toscana; presentazione del progetto "La Via Francigena in Toscana e Lazio"; "La quotidianità della fede, la straordinarietà del viaggio", di cui la Banca è anche co-promotrice.

Infine, si sono rinnovati alcuni appuntamenti istituzionali ai quali la Banca partecipa direttamente come la quinta edizione del Premio Città di Firenze al Teatro della Pergola e la nona edizione del Premio Pico della Mirandola, svoltosi in via straordinaria in una duplice sede, Firenze e Mirandola: nella prima, il Premio Pico è stato consegnato a Valery Giscard D'Estaing alla presenza del Presidente della Repubblica Giorgio Napolitano; a Mirandola, sede ufficiale e naturale del premio, la celebrazione è stata anticipata da un concerto dell'orchestra da camera fiorentina diretta dal Maestro Giuseppe Lanzetta nel restaurato Castello dei Pico. È stata inoltre rinnovata l'edizione del Trofeo Banca CR Firenze al Centro Ippico Toscano.

Sponsorizzazioni

La comunicazione ha svolto un ruolo di collegamento tra le finalità aziendali di business, di promozione dell'immagine e di relazione con la clientela e con gli enti sponsorizzati. In questo quadro una menzione particolare merita il lavoro svolto con ACF Fiorentina; altre sponsorizzazioni di rilievo sono quelle per Empoli Calcio, Rari Nantes, Basket Firenze, Circolo del Tennis di Firenze, Centro Ippico Toscano, Teatro della Pergola, Teatro Comunale, Teatro Saschall.

Vanno inoltre ricordate le facilitazioni e gli sconti per la clientela per spettacoli ed incontri sportivi; la costante presenza istituzionale nelle sedi sportive e teatrali; la presenza del marchio durante gli appuntamenti contrassegnati da una numerosa partecipazione di pubblico come il Torneo Internazionale di tennis, il Torneo di golf al Circolo dell'Ugolino ed il Premio Perseo.

RELAZIONE SULLA GESTIONE

5. Altre informazioni

Il rating

Nel corso dell'esercizio i rating assegnati da Fitch e Moody's sono stati confermati così come riassunti nella tabella che segue:

	Depositi a lungo	Depositi a breve	Outlook
FitchRatings	A -	F2	STABILE
Moody's Investor Service	A2	P - 1	STABILE

Tali rating sono l'espressione di sintesi di un giudizio delle Agenzie che esprime la positiva valutazione delle attività e dei progetti della Banca e dei risultati che ne derivano.

L'andamento del titolo

Il titolo Banca CR Firenze ha chiuso il 2006 a 2,543 euro (contro 1,13 della quotazione al 17 luglio 2000), in crescita del 17,8% da inizio anno, che si aggiunge al 38,3% conseguito nel 2005.

Rilevante l'andamento dei volumi che, con circa 434 milioni di azioni scambiate (+43% rispetto al 2005), ha raggiunto il suo massimo storico interessando il 32% del capitale sociale e il 125% del flottante.

L'attività di Relazione con gli Investitori si è mantenuta intensa, come nell'anno precedente: il Management è stato infatti impegnato in incontri con il mercato sia in Europa che negli Stati Uniti, partecipando a cinque conferenze internazionali su temi finanziari.

Nel corso del 2006 i titoli *finanziari* hanno raccolto grande interesse presso gli operatori del mercato, facendo registrare una crescita del relativo indice pari al 22,5%. Al suo interno, l'indice bancario MIB Banche ha raggiunto quota 3.986 punti, +23,4% rispetto all'anno precedente. Al di fuori del comparto finanziario, gli indici che raggruppano i titoli del settore dei *servizi* e degli *industriali* hanno avuto uno sviluppo che, pur se positivo, è risultato più contenuto, con crescite, rispettivamente, del 10,4% e del 18,5%.

Nello stesso periodo, l'indice MIB/S&P si è apprezzato del 16,0% mentre l'indice MIDEX ha raggiunto quota 41.856 punti (+32,4%), confermando il forte interesse del mercato per le società a media capitalizzazione.


135
130
125
120
115
110
105
100
95
90
MIDEX
MIB Banche
BANCA CR FIRENZE
S&P MIB
GEN
FEB
MAR
APR
MAG
GIU
LUG
AGO
SET
OTT
NOV
DIC 2006

La composizione dell'azionariato

Nel corso dell'anno sono intervenute significative variazioni nell'entità del capitale sociale, principalmente riconducibili alle deliberazioni dell'Assemblea Straordinaria del 27 aprile 2006, che ha deliberato le seguenti operazioni di variazione del capitale sociale:

1. Un aumento a titolo gratuito, mediante passaggio a capitale di riserve disponibili, completato il 31 maggio 2006 con l'aumento del valore nominale delle azioni da euro 0,57 a euro 0,60 e con l'assegnazione agli azionisti di 2 nuove azioni ogni 15 possedute.
2. Un aumento a pagamento con attribuzione del diritto d'opzione alla generalità degli azionisti, per un importo complessivo, compreso sovraprezzo, di euro 150 milioni. In conformità alle deliberazioni assembleari, nella riunione del Consiglio di Amministrazione dell'8 giugno 2006 sono stati fissati i termini dell'operazione, in particolare il prezzo di sottoscrizione delle azioni di nuova emissione, nella misura di euro 1,75 per azione, e conseguentemente il rapporto di sottoscrizione, nella misura di 1 nuova azione ogni 15. L'aumento di capitale ha incontrato il favore del mercato tanto che, su un totale di 1.288.924.290 diritti attribuiti, 1.285.455.960 sono stati esercitati il 29 giugno 2006, a seguito della conclusione della trattazione dei diritti sul Mercato Telematico Azionario, mentre i residui 3.468.330 diritti inoptati, offerti in asta ai sensi del 3° comma 2° periodo dell'art. 2441 del Codice Civile, sono stati tutti esercitati il 13 luglio 2006. A seguito dell'operazione sono state quindi emesse complessivamente 85.928.286 azioni.
3. L'accorpamento delle azioni, con l'attribuzione di 3 azioni del valore nominale di euro 1 al posto di 5 azioni dell'attuale valore nominale di euro 0,60; operazione realizzata dal 5 marzo 2007.

Tenendo conto dell'esercizio dei piani di stock option, analizzati nel successivo paragrafo, il capitale sociale al 31 dicembre 2006 si è quindi attestato ad euro 827.306.961,00.
Le interessenze dei principali soci alla stessa data (in base alle informazioni disponibili) sono di seguito rappresentate.

Socio	n° azioni	quota
Ente Cassa di Risparmio di Firenze	579.089.943	41,998%
Intesa Sanpaolo S.p.A.*	256.497.774	18,602%
BNP Paribas S.A.	90.023.800	6,529%
Fondazione Cassa di Risparmio della Spezia	53.996.960	3,916%
Fondazione Cassa di Risparmio di Pistoia e Pescia	50.834.627	3,687%
Gruppo Banca CARIGE	34.566.245	2,507%
SOFIBAR (Cassa di Risparmio di Ravenna) S.p.A.	15.025.000	1,090%
Altri (Mercato)	298.810.586	21,671%
Totale	**1.378.844.935**	**100,000%**

* La partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza dal 1° gennaio 2007, è stata oggetto della nota fusione con Banca Intesa S.p.A.

Informazioni generali sui piani di "stock granting" e "stock option"

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock-option) a favore dei direttori generali e dei dirigenti delle società bancarie del gruppo, nonché di assegnazione gratuita di azioni (stock granting) alla generalità dei dipendenti della società. Tali deleghe sono state interamente utilizzate dal Consiglio.

Il piano di stock granting è stato completato nel 2004 ed ha portato all'assegnazione gratuita ai dipendenti di quasi 6 milioni di azioni.

Per quanto riguarda più specificatamente i piani di "stock option", il Consiglio, in data 16 ottobre 2000, ha approvato una prima assegnazione di diritti. I titolari avevano la facoltà di sottoscrivere dal 16 ottobre 2003 al 16 ottobre 2006 azioni di nuova emissione della società ad un prezzo unitario di 1,225 euro. Questa prima tranche del piano, che prevedeva l'emissione di massime 4 milioni di azioni, è stata completata nei primi mesi dell'anno, con la sottoscrizione da parte dei beneficiari delle residue 241.181 azioni.

Una seconda ed ultima tranche di assegnazioni è stata deliberata dal Consiglio in data 31 luglio 2003. In tale occasione erano stati attribuiti diritti di sottoscrizione per complessivamente 6 milioni di azioni, diritti esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di 1,103 euro per azione.

In occasione dell'assemblea straordinaria del 27 aprile 2006, che ha deliberato modifiche alla composizione del capitale sociale, si è reso pertanto necessario adeguare anche i termini delle opzioni attribuite ai beneficiari della seconda tranche del piano, allo scopo di mantenerne l'equivalenza economica. In particolare, a seguito dell'assegnazione gratuita di 2 azioni ogni 15 possedute, avvenuta il 22 maggio 2006, il numero di azioni sottoscrivibili è stato aumentato in ragione di 17/15, pertanto il loro numero complessivo è stato portato a 6.800.000 ed il prezzo unitario di sottoscrizione ridotto in ragione di 15/17 e portato ad euro 0,973; successivamente, in seguito all'accorpamento delle azioni descritto in precedenza, il suddetto numero risulta effettivamente pari a 4.080.000, mentre il relativo prezzo di sottoscrizione è diventato 1,622 euro.

La seconda tranche del piano ha preso avvio dal 1° agosto 2006 ed ha portato all'emissione di 3.992.352 azioni nel corso del 2006, nonché di ulteriori azioni dall'inizio del 2007 e fino alla data di redazione del bilancio.

L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca ai sensi dell'art. 2358, 3° comma, del codice civile.

Le operazioni infragruppo e con parti correlate

Le principali attività intercorrenti a fine esercizio nei confronti di Banca CR Firenze S.p.A. sono riferite a crediti e debiti con banche controllate ed al finanziamento dell'attività di credito al consumo gestita dal Gruppo Findomestic e delle attività svolte dalle società prodotto collegate; i saldi dei suddetti rapporti esistenti al 31 dicembre 2006 sono i seguenti:

(Importi in milioni di euro)	Attività	Passività	Garanzie rilasciate
Partecipazioni di controllo	**244,0**	**245,3**	**46,4**
Cassa di Risparmio di Pistoia e Pescia S.p.A	170,6	34,9	19,7
Cassa di Risparmio di Civitavecchia S.p.A.	0,0	120,6	0,2
Cassa di Risparmio di Orvieto S.p.A.	0,0	57,5	3,9
Cassa di Risparmio della Spezia S.p.A.	7,9	100,1	16,1
Banca C.R. Firenze Romania S.A.	8,1	0,1	0,0
Perseo Finance S.r.l.	0,0	5,7	0,0
CR Firenze Mutui S.r.l.	0,0	0,8	0,0
Centrovita Assicurazioni S.p.A.	27,5	24,7	0,0
Infogroup S.p.A.	2,0	0,4	0,1
Immobiliare Nuova Sede S.r.l.	27,9	0,0	6,4
Citylife S.p.A.	0,0	0,5	0,0
Partecipazioni a controllo congiunto (joint ventures)	**745,7**	**29,6**	**6,0**
Findomestic Banca S.p.A.	745,7	29,6	6,0
Partecipazioni in società collegate	**357,1**	**57,9**	**0,2**
Centro Factoring S.p.A.	144,3	10,9	0,2
Centro Leasing Banca S.p.A.	212,8	47,0	0,0
Altre parti correlate	**14,6**	**254,2**	**3,4**
Entità esercenti influenza notevole sulla Società	0,1	31,9	1,5
Dirigenti strategici	1,2	1,2	0,0
Altre parti correlate	13,3	221,1	1,9
Totale	**1.361,5**	**687,0**	**56,0**

I rapporti finanziari intrattenuti da Banca CR Firenze S.p.A. con le imprese del Gruppo sono regolati a tassi di mercato. Per ulteriori informazioni in merito ai rapporti con parti correlate si rimanda a quanto illustrato nella Parte H della nota integrativa al presente bilancio.

Le partecipazioni detenute da Amministratori, Sindaci, Direttore Generale e Dirigenti con responsabilità strategiche

NOMINATIVI	MODALITÀ DEL POSSESSO	TITOLO DEL POSSESSO	NUMERO AZIONI POSSEDUTE AL 31/12/2005	NUMERO AZIONI ACQUISTATE NELL'ANNO 2006	NUMERO AZIONI ASSEGNATE PER AUMENTO GRATUITO CAPITALE SOCIALE MAGGIO 2006	NUMERO AZIONI SOTTOSCRITTE PER AUMENTO CAPITALE SOCIALE GIUGNO 2006	NUMERO AZIONI SOTTOSCRITTE IN BASE AL PIANO DI STOCK OPTION	NUMERO AZIONI VENDUTE NELL'ANNO 2006	NUMERO AZIONI POSSEDUTE AL 31/12/2006
AMMINISTRATORI									
Aureliano Benedetti	-	-	-	-	-	-	-	-	-
Piero Antinori	-	-	-	-	-	-	-	-	-
Giampiero Busi*	-	-	-	-	-	-	-	-	-
Pio Bussolotto	-	-	-	-	-	-	-	-	-
Sergio Ceccuzzi	-	-	-	-	-	-	-	-	-
Jean Clamon	-	-	-	-	-	-	-	-	-
Alessio Colomeiciuc	-	-	-	-	-	-	-	-	-
Francesco Corsi*	-	-	-	-	-	-	-	-	-
Ambrogio Folonari*	-	-	-	-	-	-	-	-	-
Lionardo Ginori Lisci*	-	-	-	-	-	-	-	-	-
Mario Manuli*	-	-	-	-	-	-	-	-	-
Pier Giovanni Marzili*	-	-	-	-	-	-	-	-	-
Massimo Mattera	-	-	-	-	-	-	-	-	-
Matteo Melley	-	-	-	-	-	-	-	-	-
Giuseppe Morbidelli	-	-	-	-	-	-	-	-	-
Antonio Patuelli	-	-	-	-	-	-	-	-	-
Giuseppe Spadafora	-	-	-	-	-	-	-	-	-
Francesco Taranto	-	-	-	-	-	-	-	-	-
Riccardo Varaldo	-	-	-	-	-	-	-	-	-
Federico Vecchioni	Diretto	Proprietà	2.625	-	350	-	-	-	2.975
SINDACI EFFETTIVI									
Vieri Fiori	-	-	-	-	-	-	-	-	-
Domenico Muratori	-	-	-	-	-	-	-	-	-
Marco Sacconi	-	-	-	-	-	-	-	-	-
SINDACI SUPPLENTI									
Angelo Falbo	-	-	-	-	-	-	-	-	-
Guido Sansoni	-	-	-	-	-	-	-	-	-
DIRETTORE GENERALE									
Lino Moscatelli	Diretto	Proprietà	102.291	1.341	13.640	7.728	73.701	73.701	125.000
DIRIGENTI CON RESPONSABILITÀ STRATEGICHE									
Dato aggregato	Diretto	Proprietà	28.353	-	2.841	1.082	451.858	63.050	421.084

* Cariche cessate nel corso dell'esercizio

Di seguito si riportano le informazioni di dettaglio relative al piano di stock options attualmente in essere e riferite al Direttore Generale ed ai Dirigenti con responsabilità strategiche.

Prima tranche

		Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio
Nome	Carica	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Prezzo di mercato all'esercizio	N° opzioni	N° opzioni
Lino Moscatelli	Direttore Generale	73.701	€ 1,225	16/10/2006	assegnazione completata nel 2000			73.701	€ 1,225	€ 2,85	0	0
Dirigenti con responsabilità strategiche		30.000	€ 1,225	16/10/2006	assegnazione completata nel 2000			30.000	€ 1,225	€ 2,85	0	0

L'esercizio della prima tranche è stato completato prima delle operazioni di aumento del capitale sociale avvenute nel 2006, precedentemente descritte; i dati esposti sui prezzi sono "storici", ovvero non rettificati per le suddette operazioni di aumento del capitale.

Seconda tranche

		Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio
Nome	Carica	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Prezzo di mercato all'esercizio	N° opzioni	N° opzioni
Lino Moscatelli	Direttore Generale	221.554	€ 0,973	01/08/2009	assegnazione completata nel 2003			0	€ 0,973	-	0	221.554
Dirigenti con responsabilità strategiche		1.345.012	€ 0,973	01/08/2009	assegnazione completata nel 2003			658.890	€ 0,973	€ 2,52	0	686.122

L'esercizio della seconda tranche ha preso avvio dopo l'effettuazione degli aumenti di capitale sociale descritti precedentemente; di conseguenza, tenendo anche conto dell'accorpamento delle azioni effettuato in data 5 marzo 2007, risultano attualmente modificati i termini di esercizio della suddetta tranche.

RELAZIONE SULLA GESTIONE

6. I fatti di rilievo e l'evoluzione dopo la chiusura dell'esercizio

I fatti di rilievo nel corso dell'esercizio 2006

Come precedentemente illustrato nella presente Relazione, con effetti contabili 1° gennaio 2006 è stata incorporata la Cassa di Risparmio di Mirandola S.p.A. ed in data 9 marzo è stato acquisito il 56,229% di una banca rumena, attualmente denominata Banca C.R. Firenze Romania S.A.
Il 12 aprile l'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia e la Fondazione Cassa di Risparmio di Pistoia e Pescia hanno stipulato un patto parasociale triennale riguardante i rapporti fra gli stessi soci in ordine alle rispettive partecipazioni in Banca CR Firenze S.p.A. Sui contenuti dell'accordo si rinvia all'estratto pubblicato, ai sensi dell'art. 122 del TUIF, su Il Sole 24 Ore del 22 aprile 2006 e sul sito internet della Consob, nella sezione dedicata a Banca CR Firenze S.p.A.
Gli stessi soci, in data 14 aprile 2006, unitamente alla SO.FI.BA.R. Società Finanziaria di Banche Romagnole S.p.A., controllata dalla Cassa di Risparmio di Ravenna S.p.A., hanno raggiunto un ulteriore accordo avente ad oggetto l'esercizio del diritto di voto limitatamente alla successiva assemblea degli azionisti di Banca CR Firenze S.p.A., fra cui la comune presentazione di una lista di candidati alla carica di amministratore.
Il 27 aprile si è tenuta l'assemblea degli azionisti, sia in sede ordinaria, sia in sede straordinaria.
In sede ordinaria è stata approvato innanzitutto il bilancio dell'esercizio 2005 e la distribuzione di un dividendo di euro 0,052 per azione. Si è provveduto inoltre al rinnovo del Consiglio d'Amministrazione tramite votazione per liste di candidati. La lista presentata dai soci aderenti all'accordo parasociale cui sopra si faceva riferimento ha ottenuto il maggior numero di voti, seguita da quella presentata da Sanpaolo IMI e da quella presentata da BNP Paribas. Il nuovo Consiglio di Amministrazione così nominato è composto da Aureliano Benedetti (Presidente), Piero Antinori, Pier Giovanni Marzili, Giuseppe Morbidelli, Riccardo Varaldo, Matteo Melley, Alessio Colomeiciuc, Antonio Patuelli, Sergio Ceccuzzi, Pio Bussolotto, Massimo Mattera, Francesco Taranto, Jean Clamon e Giuseppe Spadafora. Sono stati inoltre oggetto di rinnovo l'autorizzazione all'acquisto e vendita di azioni proprie e l'incarico di revisione contabile alla società PricewaterhouseCoopers S.p.A. In sede straordinaria sono state approvate le proposte del C.d.A. di modifica dell'entità e della composizione del capitale sociale cui si fa cenno in altra parte della relazione.
Il 3 settembre è scomparso il Prof. Pier Giovanni Marzili, che per molti anni ha fornito alla società il suo prezioso contributo di studioso di strategie aziendali e di professionista. Il Consiglio d'Amministrazione, nella riunione tenutasi il 2 ottobre ha deliberato, con l'approvazione del Collegio Sindacale, la nomina del Dott. Federico Vecchioni a componente del C.d.A. della Banca, in sua sostituzione. Il nuovo Consigliere è nato a Padova nel 1967, è titolare di un'importante impresa agricola a Massa Marittima (GR) e presiede anche la Confagricoltura nazionale e la Camera di Commercio di Grosseto.
Come riportato nella presente Relazione e nella nota integrativa del bilancio dell'Impresa e del bilancio consolidato, alla fine del mese di settembre la Banca ha ceduto la propria interessenza in Sanpaolo IMI S.p.A., realizzando una significativa plusvalenza.

Gli eventi successivi alla data di chiusura dell'esercizio

In accordo con quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia, gli eventi successivi alla data di chiusura dell'esercizio aventi impatto sulla situazione patrimoniale, economica e finanziaria della Banca sono riportati nella Parte A.1, Sezione 3, della nota integrativa del presente bilancio.
In data 14 marzo 2007 è scaduto l'anno di proroga della Convenzione di Consolidamento sottoscritta il 15 novembre 1999 con BNP Paribas e che attualmente investe le partecipazioni detenute dai due Gruppi in Findomestic Banca S.p.A., Centro Leasing Banca S.p.A. e Centrovita Assicurazioni S.p.A.. Le trattative intercorse tra Banca CR Firenze e BNP Paribas, focalizzate, in particolare, su Findomestic Banca, non hanno consentito di individuare una soluzione di comune soddisfazione, per cui BNP Paribas, sulla base di un'interpretazione delle previsioni della Convenzione che Banca CR Firenze ritiene infondata, ha dichiarato di esercitare un'opzione call sull'1% del capitale di Findomestic Banca S.p.A.
Banca CR Firenze ritiene che non sussistano i presupposti legali e contrattuali per il valido esercizio di tale opzione e si appresta ad attivare gli strumenti consentiti dall'ordinamento per contestare la richiesta.
Il capitale sociale di Banca CR Firenze S.p.A., a seguito dell'esercizio della facoltà di sottoscrivere azioni di nuova emissione da parte di alcuni beneficiari del piano di incentivazione azionaria (stock options) riservato a Dirigenti di Banca CR Firenze S.p.A. e delle società del Gruppo è salito, in più fasi, da 827.306.961,00 euro suddiviso in 1.378.844.935 azioni ordinarie da 0,60 euro al 31 dicembre 2006 a 827.593.239,00 euro suddiviso in 1.379.322.065 azioni ordinarie da 0,60 euro a inizio marzo 2007; come riportato in precedenza, in data 5 marzo 2007 è stato inoltre eseguito il raggruppamento delle azioni ordinarie della società, così come deliberato dall'Assemblea Straordinaria dei Soci del 26 aprile 2006, che ha comportato la diminuzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite

l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la deliberazione assembleare che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute. Fino alla data del 26 marzo 2007 l'esercizio di ulteriori stock options, dopo il suddetto raggruppamento, ha fatto salire il capitale sociale da euro 827.593.239,00 ad euro 827.935.553,00, suddiviso in azioni ordinarie da 1,00 euro.
La società Immobiliare Nuova Sede S.r.l., soggetta a direzione e coordinamento da parte del socio unico Banca CR Firenze S.p.A, ha proseguito il programma dei lavori di costruzione della nuova sede di Banca CR Firenze, avviati nel 2005, completando, nel marzo 2007, la copertura di quattro dei sei edifici che costituiranno il complesso direzionale ubicato nel quartiere Novoli, nella zona nord di Firenze; la conclusione dei lavori è prevista nel 2008.

L'evoluzione prevedibile della gestione nell'esercizio 2007

Circa le previsioni sull'evoluzione della gestione si ricorda che il piano triennale di Gruppo, per il 2003-2005, si era focalizzato su un cambiamento radicale – che abbiamo realizzato - dell'approccio commerciale reso possibile da una segmentazione fine della clientela; il network di Banca CR Firenze non è più composto da filiali generaliste, ma è ora diviso in filiali retail, Centri Corporate e Centri per il Private Banking. Il nuovo modello è in corso di applicazione anche sulle altre banche del Gruppo ed ha tra gli obiettivi primari quello di sviluppare ulteriormente la creazione di valore non solo sui segmenti della clientela privata ma anche, e con elevata attenzione, della clientela Corporate, in particolare le piccole e medie imprese ed il cosiddetto micro-business.
Il Piano predisposto a suo tempo, rivisto non nelle linee strategiche di fondo, mira a capitalizzare quanto fino ad oggi realizzato, puntando sulla crescita organica e sulla continua ricerca di maggiore semplificazione ed efficienza dei processi interni. Alcune azioni del piano possono generare un incremento immediato della profittabilità, altre rappresentano un investimento necessario per il mantenimento di una competitività sostenibile nel tempo, il tutto finalizzato al perseguimento dei seguenti obiettivi:
1° obiettivo: crescita organica attraverso un aumento del placing power sul territorio tradizionale e attraverso l'apertura di nuovi sportelli in aree di particolare interesse. Crescita equivale a possibilità di incrementare o di espandere nel tempo la quota di mercato e di sostenere lo sviluppo dei ricavi, rispondendo alle insidie della maggior pressione concorrenziale. Crescita equivale altresì alla possibilità di ridurre il rischio di concentrazione dei crediti e di migliorare l'efficienza interna attraverso la diluizione dei costi di struttura;
2° obiettivo: migliorare ulteriormente la qualità della relazione con la clientela e puntare all'acquisizione di nuova clientela con buon potenziale di sviluppo. Le azioni specifiche riguarderanno il miglioramento delle nostre capacità di assistenza e consulenza, nonché lo sviluppo di nuove linee di business, come ad esempio i fondi pensione e le polizze protezione;
3° obiettivo: proseguire nell'attività di efficientamento fin qui svolta, rivisitando e semplificando i processi interni, rendendo più semplice la gestione dell'IT, rafforzando le strutture della Capogruppo per completare l'accentramento delle attività operative e di governo ancora presenti nelle singole banche controllate.
Sono inoltre in fase di avanzato sviluppo applicativo le metriche previste da Basilea II, sottoponendo al processo di Rating tutta la clientela imprese del Gruppo; stiamo conseguentemente rivedendo le politiche e i processi di gestione del credito e di *pricing*.
Gli strumenti che abbiamo realizzato sono utili non solo ad identificare il rischio cliente, ma anche a far evolvere il tradizionale approccio commerciale verso forme di tipo consulenziale di finanza d'impresa.
Dall'analisi della clientela filtrata attraverso le classi di rating sono già emerse potenzialità di incrementare le relazioni con le classi a media e bassa rischiosità, con l'obiettivo di massimizzare la creazione di valore, privilegiando la clientela tipica del nostro territorio e rafforzando i marchi delle singole banche del Gruppo.
Ci siamo focalizzati, e stiamo continuando a focalizzarci, sull'attività di gestione del cliente e sull'incremento del *cross selling* attraverso l'attribuzione della clientela ai "gestori del cliente" e attraverso l'utilizzo di strumenti di CRM.
La soddisfazione del cliente e i tassi di "retention" sono ulteriormente rafforzati nella clientela che usa gli strumenti di multicanalità che abbiamo nel tempo realizzato; la multicanalità sarà anche in futuro un elemento importante per migliorare il rapporto con la clientela e incrementare le occasioni di contatto.
Dal punto di vista dello sviluppo territoriale sul mercato domestico, infine, i nostri piani puntano alla crescita organica; pertanto lo sviluppo avverrà sui territori attigui a quelli di insediamento storico, continuando al Sud lo sviluppo nella provincia di Roma e nel Nord incrementando la nostra presenza nell'Emilia Romagna e nella Liguria.
Tali premesse, unitamente ai risultati raggiunti ed alla base di forte radicamento territoriale di Banca CR Firenze, sostengono efficacemente i nostri obiettivi di conseguire risultati in linea ed anche superiori al trend di sviluppo registrato negli scorsi esercizi.

Proposta di approvazione del bilancio e di destinazione dell'utile da ripartire

Signori azionisti,
prima di passare alla proposta di approvazione del bilancio della Banca al 31 dicembre 2006 e di destinazione dell'utile dell'esercizio chiuso a tale data da ripartire, Vi ricordiamo che in data 5 marzo 2007 ha avuto luogo l'accorpamento di azioni deliberato dall'Assemblea Straordinaria del 27 aprile 2006, che ha comportato l'attribuzione di n. 3 azioni del valore nominale di € 1,00 al posto di n. 5 azioni del precedente valore nominale di € 0,60; inoltre, in merito alla destinazione dell'utile Vi informiamo che in base a quanto previsto dall'articolo 5, 2° comma, dello Statuto, a partire dal 1° agosto 2006 e fino alla data del 25 aprile 2007 Banca CR Firenze S.p.A. ha emesso ulteriori azioni ordinarie in seguito all'esercizio, da parte dei beneficiari, della seconda tranche del piano di stock option deliberato dall'Assemblea dei Soci in data 27 marzo 2000 e anche le suddette azioni e le eventuali ulteriori azioni che risulteranno emesse entro la data del 21 maggio 2007 fissata per lo "stacco-cedola", in un numero massimo di 671.881, avranno pertanto diritto a percepire i dividendi sull'utile dell'esercizio 2006.
Premesso quanto sopra, Vi invitiamo pertanto ad approvare il bilancio della Banca al 31 dicembre 2006, corredato dalla relazione sulla gestione e costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario, dalla nota integrativa e dai relativi allegati predisposti dal Consiglio di Amministrazione, che espone un utile netto di € 240.338.622,21 relativo all'esercizio chiuso a tale data; in proposito Vi precisiamo che tale utile netto include un importo, pari ad € 861.652,17 e corrispondente alle plusvalenze su attività materiali detenute ai fini di investimento iscritte nel conto economico, al netto del relativo effetto fiscale, che ai sensi dell'articolo 6 del Decreto Legislativo n. 38 del 28 febbraio 2005 ("Decreto IAS") risulta indisponibile e non è pertanto distribuibile fino al momento del realizzo delle attività che hanno originato le suddette plusvalenze. Vi proponiamo pertanto la seguente ripartizione dell'utile dell'esercizio 2006, che prevede di assegnare € 0,10 ad ogni azione che alla data di "stacco-cedola" - 21 maggio 2007 - avrà diritto alla percezione del dividendo:

- alla riserva legale in misura pari al cinque per cento dell'utile d'esercizio, come richiesto dal Codice Civile e previsto dall'articolo 21, lettera a), dello Statuto — € 12.016.931,11
- alle altre riserve, di cui:
  - al fine di ricostituire l'ammontare esistente prima del "rigiro" a conto economico della riserva "AFS" avvenuto in seguito alla cessione delle interessenze detenute in Sanpaolo IMI S.p.A. ed in Fondiaria-SAI S.p.A., che hanno originato una plusvalenza netta complessivamente pari ad € 97.641.617,17 — € 64.147.213,01
  - ad una riserva indisponibile ai sensi dell'articolo 6 del "Decreto IAS" — € 861.652,17
  - ad incremento del patrimonio netto — € 79.004.744,91
- ai titolari delle azioni emesse fino alla data del 25 aprile 2007, in ragione di € 0,10 per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007) — € 82.831.966,80
- ai titolari delle n. 671.881 azioni di potenziale emissione in seguito all'esercizio della seconda tranche del piano di stock option, sempre in ragione di € 0,10 per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007) — € 67.188,10
- a disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21, lettera c), dello Statuto) — € 1.408.926,11

Vi proponiamo inoltre di destinare alla riserva legale la parte di utile dell'esercizio 2006 assegnata alle sopra indicate azioni di potenziale emissione, per un importo massimo di € 67.188,10, che non dovesse essere ripartita per il mancato esercizio, entro il 21 maggio 2007, del diritto attribuito dal suddetto piano di stock option.

Se la proposta di approvazione del bilancio e di ripartizione dell'utile dell'esercizio sarà da Voi accolta secondo quanto sopra illustrato, nell'ipotesi in cui dopo la data del 25 aprile 2007 non venissero emesse ulteriori azioni con riferimento all'esercizio del diritto attribuito dal piano di stock option attualmente in essere, i valori delle voci che compongono il patrimonio netto contabile della Banca risulteranno i seguenti:

- Capitale sociale	€ 828.319.668,00
- Sovrapprezzi di emissione	€ 101.939.603,92
- Riserva legale	€ 148.348.181,49
- Riserva statutaria	€ 10.496.723,08
- Altre riserve	€ 294.817.875,57
Totale patrimonio netto contabile	**€ 1.383.922.052,06**

Nell'ipotesi in cui entro la data del 21 maggio 2007 prevista per lo "stacco-cedola" venissero emesse tutte le ulteriori azioni attribuibili, in un numero massimo di 671.881, in seguito all'esercizio della seconda tranche del piano di stock option attualmente in essere, il suddetto patrimonio risulterebbe invece complessivamente pari a **€ 1.384.944.654,94**.

Il Consiglio di Amministrazione di Banca CR Firenze S.p.A.

STRUTTURA E ALLEGATI AL BILANCIO DELL'IMPRESA

Introduzione

Banca CR Firenze S.p.A. ("Banca") è tenuta a predisporre il bilancio dell'impresa in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione"; in proposito si ricorda che la Banca si è avvalsa della facoltà, prevista dal Decreto IAS, di redigere il bilancio dell'impresa relativo all'esercizio 2005 secondo la normativa previgente e di conseguenza al 31 dicembre 2006 tale bilancio viene redatto per la prima volta applicando i principi IAS/IFRS. In sede di prima applicazione di tali principi (*First Time Adoption* - "FTA"), in base a quanto previsto dall'IFRS 1 - "Prima applicazione degli International Financial Reporting Standards", sono stati pertanto determinati i saldi di apertura delle attività e passività in essere alla data di transizione agli IAS/IFRS, corrispondente all'inizio del primo periodo antecedente il primo bilancio redatto secondo gli IAS/IFRS, imputando le differenze rispetto agli importi ottenuti applicando i precedenti principi contabili in specifiche voci di patrimonio netto, al netto del relativo effetto fiscale. Si ricorda infine che in ottemperanza con le disposizioni di transizione riportate negli IAS/IFRS la Banca ha applicato i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 ed IFRS 2, che disciplinano gli strumenti finanziari ed i pagamenti basati su azioni, adottati con effetti contabili dal 1° gennaio 2005; per informazioni più dettagliate riferite all'FTA si rimanda a quanto riportato al punto A.1 Parte Generale - Sezione 4 della "Parte A - Politiche Contabili" della nota integrativa.

Il bilancio dell'esercizio 2006 è corredato dalla relazione degli Amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata, nonché dai seguenti allegati:

- elenco delle attività finanziarie disponibili per la vendita ("AFS"), costituite da partecipazioni minoritarie acquisite ai fini di investimento, detenute alla data di chiusura dell'esercizio;
- elenco delle obbligazioni convertibili;
- rendiconto annuale dei Fondi di Previdenza Integrativa ("FIP") senza autonoma personalità giuridica;
- rendiconto annuale del Fondo di Previdenza Aperto a contribuzione definita "CRF Previdenza";
- elenco degli immobili di proprietà alla data di chiusura dell'esercizio.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, gli schemi di bilancio sono redatti in unità di euro, così come gli allegati sopra indicati, mentre la nota integrativa è redatta in milioni di euro, poiché il totale attivo della Banca supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; per tutti i documenti sono inoltre riportati, laddove richiesto dalla suddetta normativa ovvero ritenuto opportuno per fornire un'informativa ancora più accurata, gli importi dell'esercizio precedente.

Si precisa inoltre che in seguito all'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006, negli schemi di stato patrimoniale e di conto economico sono state aggiunte le colonne contenenti i valori al 31 dicembre 2005 "pro-forma" e nello schema di rendiconto finanziario è stata riportata una colonna che espone i saldi al 31 dicembre 2006 "pro-forma", i cui rispettivi importi sono stati determinati retrodatando al 1° gennaio 2005 gli effetti derivanti dalla suddetta operazione straordinaria; per quanto riguarda le tabelle di nota integrativa, i relativi dati di raffronto non sono stati peraltro "pro-formati" e le eventuali variazioni di maggior rilievo sono state commentate nelle singole Sezioni. Si precisa infine che il suddetto bilancio "pro-forma" al 31 dicembre 2005 non è stato assoggettato a revisione contabile.

Il bilancio della Banca al 31 dicembre 2006 viene sottoposto, unitamente al bilancio consolidato del Gruppo Banca CR Firenze ("Gruppo"), a revisione contabile a cura della società di revisione PricewaterhouseCoopers S.p.A., in esecuzione della delibera assembleare del 27 aprile 2006, che ha attribuito l'incarico alla suddetta società per il seennio 2006/2011.

Stato patrimoniale

Voci dell'attivo *(Importi in euro)*		31 dicembre 2006	31 dicembre 2005 PF(*)	31 dicembre 2005(*)
10.	Cassa e disponibilità liquide	143.745.481	88.842.724	82.639.724
20.	Attività finanziarie detenute per la negoziazione	78.740.701	132.580.473	132.580.473
40.	Attività finanziarie disponibili per la vendita	1.942.846.280	1.738.239.385	1.732.026.384
60.	Crediti verso banche	1.706.474.652	1.481.393.999	1.489.905.898
70.	Crediti verso clientela	10.150.322.368	9.369.148.126	8.827.619.127
80.	Derivati di copertura	4.022.411	44.218.917	41.792.817
100.	Partecipazioni	904.045.360	865.399.595	1.005.982.195
110.	Attività materiali	251.822.206	265.074.366	250.811.466
120.	Attività immateriali	97.703.882	103.704.038	25.546.040
	di cui:			
	- avviamento	*87.079.627*	*88.099.936*	*10.662.837*
130.	Attività fiscali	170.994.785	143.793.636	139.592.636
	a) correnti	*107.494.950*	*85.825.025*	*85.825.025*
	b) anticipate	*63.499.835*	*57.968.611*	*53.767.611*
140.	Attività non correnti e gruppi di attività in via di dismissione	153.761.875		
150.	Altre attività	255.194.462	210.583.309	190.353.309
	Totale dell'attivo	**15.859.674.463**	**14.442.978.568**	**13.918.850.069**

Voci del passivo e del patrimonio netto *(Importi in euro)*		31 dicembre 2006	31 dicembre 2005 PF(*)	31 dicembre 2005(*)
10.	Debiti verso banche	1.028.892.227	1.110.454.034	1.191.227.034
20.	Debiti verso clientela	8.026.109.282	7.324.588.654	7.027.744.654
30.	Titoli in circolazione	4.143.586.563	3.892.052.397	3.617.242.398
40.	Passività finanziarie di negoziazione	50.416.619	34.339.790	36.186.789
60.	Derivati di copertura	27.446.718	12.764.339	12.629.339
80.	Passività fiscali	119.088.780	102.211.558	99.265.560
	a) correnti	*108.106.695*	*81.861.557*	*80.447.558*
	b) differite	*10.982.085*	*20.350.001*	*18.818.002*
90	Passività associate ad attività in via di dismissione	149.410.979		
100.	Altre passività	521.778.792	444.483.488	422.293.487
110.	Trattamento di fine rapporto del personale	129.539.647	143.852.000	140.973.000
120.	Fondi per rischi e oneri:	196.884.411	182.887.457	179.039.957
	a) quiescenza e obblighi simili	*143.053.615*	*141.290.033*	*138.429.533*
	b) altri fondi	*53.830.796*	*41.597.424*	*40.610.424*
130.	Riserve da valutazione	(12.405.802)	111.310.489	109.555.489
160.	Riserve	309.970.853	262.621.172	265.138.172
170.	Sovrapprezzi di emissione	101.309.810	57.554.804	57.554.804
180.	Capitale	827.306.961	648.115.643	648.115.643
200.	Utile (Perdita) d'esercizio (+/-)	240.338.622	115.742.743	111.883.743
	Totale del passivo e del patrimonio netto	**15.859.674.463**	**14.442.978.568**	**13.918.850.069**

(*) N.B.: i valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2006 delle relative poste e sono stati calcolati applicando tutti i principi IAS/IFRS; si precisa inoltre che la colonna contenente la dicitura "PF" include i valori rideterminati retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

Conto economico

Voci *(Importi in euro)*		31 dicembre 2006	31 dicembre 2005 PF(*)	31 dicembre 2005(**)
10.	Interessi attivi e proventi assimilati	590.569.640	504.049.348	477.373.348
20.	Interessi passivi e oneri assimilati	(250.441.925)	(187.877.811)	(180.035.811)
30.	**Margine di interesse**	**340.127.715**	**316.171.537**	**297.337.537**
40.	Commissioni attive	189.223.391	188.917.800	177.980.849
50.	Commissioni passive	(23.812.513)	(22.367.368)	(21.847.365)
60.	**Commissioni nette**	**165.410.878**	**166.550.432**	**156.133.484**
70.	Dividendi e proventi simili	83.247.569	67.705.106	67.656.204
80.	Risultato netto dell'attività di negoziazione	25.603.664	26.407.080	26.213.276)
90.	Risultato netto dell'attività di copertura	1.719.534	1.713.100	1.516.096
100.	Utili (perdite) da cessione o riacquisto di:	113.933.652	13.592.190	12.595.032
	b) attività finanziarie disponibili per la vendita	*110.792.213*	*11.354.190*	*10.357.382*
	d) passività finanziarie	*3.141.439*	*2.238.000*	*2.237.650*
120.	**Margine di intermediazione**	**730.043.013**	**592.139.445**	**561.451.629**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(43.714.166)	(44.181.840)	(40.522.933)
	a) crediti	*(41.290.807)*	*(41.333.190)*	*(37.674.987)*
	b) attività finanziarie disponibili per la vendita	*(963.752)*	*(1.528.420)*	*(1.527.719)*
	d) altre operazioni finanziarie	*(1.459.607)*	*(1.320.230)*	*(1.320.227)*
140.	**Risultato netto della gestione finanziaria**	**686.328.847**	**547.957.605**	**520.928.696**
150.	Spese amministrative:	(427.407.631)	(423.086.900)	(402.589.495)
	a) spese per il personale	*(261.904.067)*	*(261.480.100)*	*(249.329.795)*
	b) altre spese amministrative	*(165.503.564)*	*(161.606.800)*	*(153.259.700)*
160.	Accantonamenti netti ai fondi per rischi e oneri	(20.867.090)	(11.940.147)	(11.562.147)
170.	Rettifiche/Riprese di valore nette su attività materiali	(12.760.200)	(13.530.170)	(12.693.559)
180.	Rettifiche/Riprese di valore nette su attività immateriali	(12.953.337)	(19.625.120)	(19.284.413)
190.	Altri oneri/proventi di gestione	75.072.023	87.676.950	85.887.749
200.	**Costi operativi**	**(398.916.235)**	**(380.505.387)**	**(360.241.865)**
210.	Utili (Perdite) delle partecipazioni		(2.080.660)	(2.080.656)
220.	Risultato netto della valutazione al fair value delle attività materiali e immateriali	1.244.544	1.191.950	1.166.444
240.	Utili (Perdite) da cessione di investimenti	1.729.361	250.458	86.458
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**290.386.517**	**166.813.966**	**159.859.077**
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(56.237.950)	(51.071.223)	(47.975.334)
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**234.148.567**	**115.742.743**	**111.883.743**
280.	Utile/(Perdita) delle attività in via di dismissione al netto delle imposte	6.190.055		
290.	**Utile (Perdita) d'esercizio**	**240.338.622**	**115.742.743**	**111.883.743**

(*) N.B.: la colonna contenente la dicitura "PF" include i valori rideterminati retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

(**) i valori riportati nella presente colonna sono stati calcolati applicando tutti i principi IAS/IFRS e sono stati utilizzati ai fini della redazione del bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2005; in proposito si ricorda che, come dettagliatamente illustrato nella Parte A.1, Sezione 5, della nota integrativa consolidata, i suddetti valori sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e che le suddette riclassifiche non hanno peraltro prodotto alcun effetto sull'utile netto e sul patrimonio netto della Banca al 31 dicembre 2005.

Prospetto delle variazioni del patrimonio netto

(Importi in euro)	Esistenze al 31.12.2005	Modifica saldi d'apertura	Esistenze al 01.01.2006	Allocazione risultato esercizio precedente: Riserve	Allocazione risultato esercizio precedente: Dividendi e altre destinazioni	Variazioni dell'esercizio: Variazioni di riserve	Variazioni dell'esercizio: Operazioni sul patrimonio netto: Emissione nuove azioni (*)	Variazioni dell'esercizio: Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio al 31.12.2006	Patrimonio netto al 31.12.2006
Capitale	**648.115.643**		**648.115.643**				**176.658.434**	**2.532.884**		**827.306.961**
a) azioni ordinarie	648.115.643		648.115.643				176.658.434	2.532.884		827.306.961
Sovrapprezzi di emissione	**56.873.124**	**681.680**	**57.554.804**				**41.944.405**	**1.810.601**		**101.309.810**
Riserve	**354.115.152**	**(88.976.980)**	**265.138.172**	**51.352.341**		**(2.041.120)**	**(4.478.540)**			**309.970.853**
a) di utili	354.115.152	1.364.099	355.479.251	51.352.341		1.179.134	(4.478.540)			403.532.186
b) altre		(90.341.079)	(90.341.079)			(3.220.254)				(93.561.333)
Riserve da valutazione	**67.824.144**	**41.731.345**	**109.555.489**			**(54.137.147)**	**(67.824.144)**			**(12.405.802)**
a) disponibili per la vendita		41.454.667	41.454.667			(54.137.147)				(12.682.480)
b) rivalutazione immobili	67.824.144		67.824.144				(67.824.144)			
c) attività materiali		276.678	276.678							276.678
Utile (Perdita) di esercizio	**118.139.960**	**(6.256.217)**	**111.883.743**	**(51.352.341)**	**(60.531.402)**				**240.338.622**	**240.338.622**
Patrimonio netto	**1.245.068.023**	**(52.820.172)**	**1.192.247.851**		**(60.531.402)**	**(56.178.267)**	**146.300.155**	**4.343.485**	**240.338.622**	**1.466.520.444**

(*) Tale colonna include gli aumenti di capitale sociale gratuito ed a pagamento effettuati nel corso dell'esercizio 2006; in particolare l'aumento gratuito, che ha tra l'altro determinato l'incremento del valore nominale unitario delle azioni da euro 0,57 ad euro 0,60 e l'emissione di n. 151.638.128 nuove azioni, ha avuto luogo mediante l'utilizzo della riserva di rivalutazione degli immobili e dei sovrapprezzi di emissione, per importi rispettivamente pari a circa 68 milioni di euro e 57 milioni di euro, l'aumento a pagamento, per complessivi 150 milioni di euro inclusivi del relativo sovrapprezzo, ha invece comportato l'emissione di n. 85.928.286 azioni, aventi ciascuna valore nominale pari a 0,60 euro.

N.B.: La colonna "Modifica saldi d'apertura" include le rettifiche apportate in seguito alla prima applicazione ai principi IAS/IFRS; nella Sezione 4 della Parte A.1 della nota integrativa sono riportati tutti i dati e le informazioni relative alla transizione ai suddetti principi.

Rendiconto finanziario

METODO INDIRETTO

(Importi in euro)	Importo 31 dicembre 2006	31 dicembre 2006 PF(*)	31 dicembre 2005(**)
A. ATTIVITÀ OPERATIVA			
1. Gestione	**389.449.318**	**339.348.824**	**263.563.636**
- risultato d'esercizio (+/-)	240.338.622	240.338.622	111.883.743
- plus/minusvalenze su attività finanziarie detenute per la			
- negoziazione e su attività e passività valutate al *fair value* (-/+)	(1.321.086)	(1.321.086)	(4.367.637)
- plus/minusvalenze su attività di copertura (-/+)	(1.719.534)	(1.719.534)	(1.516.096)
- rettifiche/riprese di valore nette per deterioramento (+/-)	64.406.834	64.406.834	54.697.464
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	25.713.537	25.713.537	31.977.972
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	20.867.090	20.867.090	11.562.147
- imposte e tasse non liquidate (+)	70.720.601	70.720.601	52.999.561
- rettifiche/riprese di valore nette dei gruppi di attività in via di dismissione al netto dell'effetto fiscale (-/+)	748.521	748.521	
- altri aggiustamenti (+/-)	(30.305.266)	(80.405.760)	6.326.481
2. Liquidità generata/assorbita dalle attività finanziarie	**(1.976.481.288)**	**(1.417.021.187)**	**(703.184.300)**
- attività finanziarie detenute per la negoziazione	55.160.858	55.160.858	(17.203.231)
- attività finanziarie disponibili per la vendita	(211.783.648)	(205.570.647)	(109.522.461)
- crediti verso banche	(216.568.754)	(225.080.653)	(47.740.940)
- crediti verso clientela	(1.384.686.716)	(843.157.717)	(553.476.185)
- altre attività	(218.603.028)	(198.373.028)	24.758.517
3. Liquidità generata/assorbita dalle passività finanziarie	**1.614.066.748**	**1.098.504.140**	**589.852.893**
- debiti verso banche	(162.334.807)	(81.561.807)	(116.536.922)
- debiti verso clientela	998.364.628	701.520.628	452.445.908
- titoli in circolazione	526.344.165	251.534.166	245.816.832
- passività finanziarie di negoziazione	14.229.830	16.076.829	(22.588.025)
- altre passività	237.462.932	210.934.324	30.715.101
Liquidità netta generata/assorbita dall'attività operativa	**27.034.778**	**20.831.777**	**150.232.228**
B. ATTIVITÀ DI INVESTIMENTO			
1. Liquidità generata da	**16.044.530**	**16.044.530**	**6.814.563**
- vendite di partecipazioni	13.339.233	13.339.233	
- vendite di attività materiali	2.705.297	2.705.297	6.814.563
2. Liquidità assorbita da	**(67.742.303)**	**(67.742.303)**	**(84.467.535)**
- acquisti di partecipazioni	(52.687.902)	(52.687.902)	(62.853.878)
- acquisti di attività materiali	(6.411.101)	(6.411.101)	(5.788.658)
- acquisti di attività immateriali	(8.643.300)	(8.643.300)	(15.825.000)
Liquidità netta generata/assorbita dall'attività d'investimento	**(51.697.774)**	**(51.697.774)**	**(77.652.972)**
C. ATTIVITÀ DI PROVVISTA			
- emissioni/acquisti di azioni proprie	146.300.155	146.300.155	
- distribuzione dividendi e altre finalità	(60.531.402)	(60.531.402)	(60.374.293)
Liquidità netta generata/assorbita dall'attività di provvista	**85.768.753**	**85.768.753**	**(60.374.293)**
LIQUIDITÀ NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**61.105.757**	**54.902.756**	**12.204.963**

LEGENDA: (+) generata (-) assorbita

(*) N.B.: le colonne contenenti la dicitura "PF" sono state predisposte tenendo conto delle variazioni finanziarie verificatesi rispetto ai valori dell'esercizio precedente, rideterminate retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

(**) La presente colonna è stata predisposta sulla base dei saldi calcolati applicando tutti i principi IAS/IFRS ed utilizzati ai fini della redazione del bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2005.

RICONCILIAZIONE

Voci di bilancio *(Importi in euro)*	Importo 31 dicembre 2006	31 dicembre 2006 PF*	31 dicembre 2005**
Cassa e disponibilità liquide all'inizio dell'esercizio	82.639.724	88.842.724	70.434.761
Liquidità totale netta generata/assorbita nell'esercizio	61.105.757	54.902.756	12.204.963
Cassa e disponibilità liquide alla chiusura dell'esercizio	143.745.481	143.745.480	82.639.724

(*) N.B.: le colonne contenenti la dicitura "PF" sono state predisposte tenendo conto delle variazioni finanziarie verificatesi rispetto ai valori dell'esercizio precedente, rideterminate retrodatando al 1° gennaio 2005 gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006.

(**) La presente colonna è stata predisposta sulla base dei saldi calcolati applicando tutti i principi IAS/IFRS ed utilizzati ai fini della redazione del bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2005.

NOTA INTEGRATIVA

Parte A - Politiche contabili

A.1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio di Banca CR Firenze S.p.A. per l'esercizio 2006 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'*International Accounting Standard Board* ("IASB"), adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni dell'*International Financial Reporting Interpretations Commitee* ("IFRIC"); in proposito si ricorda che in sede di prima applicazione dei suddetti principi (*First Time Adoption* - "FTA") è stato necessario determinare i saldi di apertura delle attività e delle passività in essere alla data di transizione agli IAS/IFRS, che corrisponde all'inizio del primo periodo antecedente il primo bilancio consolidato redatto secondo gli IAS/IFRS dal Gruppo Banca CR Firenze ("il Gruppo") che, in ottemperanza con le disposizioni di transizione esposte negli IAS/IFRS, ha applicato i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 e per l'IFRS 2, che disciplinano rispettivamente gli strumenti finanziari ed i pagamenti basati su azioni, adottati con effetti contabili dal 1° gennaio 2005. In proposito si precisa infatti che la Banca, come consentito dal principio contabile internazionale IFRS 1 - "Prima applicazione degli International Financial Reporting Standards" - ha deciso di redigere il primo bilancio "IAS/IFRS" in accordo con le scelte effettuate dal Gruppo. In base a quanto prescritto dall'IFRS 1, alla data di transizione le differenze fra le suddette attività e passività calcolate in conformità ai principi IAS/IFRS e gli importi determinati applicando i precedenti principi contabili sono state pertanto imputate a specifiche voci di patrimonio netto, al netto del relativo effetto fiscale. Lo stato patrimoniale di apertura alla data di transizione ai principi IAS/IFRS è stato redatto applicando le seguenti regole previste dall'IFRS 1:

- sono state rilevate le attività e passività la cui iscrizione è richiesta dagli IAS/IFRS;
- sono state eliminate le attività e passività la cui iscrizione non è consentita dagli IAS/IFRS;
- sono state riclassificate le poste riferite ad un diverso tipo di attività, passività o componente di patrimonio netto in base agli IAS/IFRS;
- sono stati applicati gli IAS/IFRS nella valutazione di tutte le attività e passività rilevate in base a tali principi.

Per informazioni più dettagliate sull'FTA si rimanda a quanto riportato al successivo paragrafo "Altri aspetti - la prima applicazione degli IAS/IFRS da parte di Banca CR Firenze S.p.A.".

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per assicuragarantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti del bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione:* ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione:* è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio precedente:* gli schemi ed i prospetti del bilancio riportano i valori dell'esercizio precedente, eventualmente adattati per assicurare la loro comparabilità.

Sezione 3 - Eventi successivi alla data di riferimento del bilancio

Nella presente Sezione vengono riportati gli eventi successivi alla data di chiusura dell'esercizio che in base a quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia devono essere menzionati nella nota integrativa illustrandone, laddove possibile, la natura e gli effetti stimati sulla situazione patrimoniale, economica e finanziaria della Banca.
In data 1° gennaio 2007 è divenuto esecutivo il contratto firmato il 19 dicembre 2006 per la cessione da parte di Banca CR Firenze S.p.A. a Cassa di Risparmio della Spezia S.p.A. del ramo di azienda rappresentato dagli sportelli ubicati in provincia di Massa Carrara (le filiali di Aulla, Bagnone, Fivizzano, Pontremoli, Avenza, Carrara, Gragnola, Fosdinovo, Massa, Villafranca in Lunigiana, nonché il Presidio Imprese collocato presso la filiale di Avenza) operazione già citata tra quelle infragruppo e con parti correlate. La cessione delle 10 filiali era prevista negli accordi sottoscritti in data 16 luglio 2003 tra la Fondazione Cassa di Risparmio della Spezia e Banca CR Firenze S.p.A., che portarono quest'ultima all'acquisizione del controllo di Cassa di Risparmio della Spezia S.p.A., nei quali alla partecipata era stato assegnato il ruolo di banca di riferimento nella provincia di Massa Carrara. Il prezzo di cessione, ad esito della determinazione del valore economico del ramo effettuata da una società di consulenza incaricata dalle parti, è stato provvisoriamente indicato nel contratto in 31,2 milioni di euro.
Il 15 gennaio 2007 è stata ceduta, per un corrispettivo pari a 0,4 milioni di euro, l'intera partecipazione in Raccorderie Metalliche S.p.A., acquisita da Banca CR Firenze S.p.A. in seguito all'incorporazione di Cassa di Risparmio di Mirandola S.p.A. e rappresentata da n. 133.000 azioni ordinarie (4,376%); la partecipazione è stata ceduta in base a preesistenti accordi di *way-out* per la dismissione graduale dell'interessenza, firmati da Cassa di Risparmio di Mirandola S.p.A. con gli azionisti di maggioranza.
Con provvedimento del 15 gennaio 2007 Soprarno SGR S.p.A., società costituita dalla Banca nel mese di agosto 2006 in partnership paritetica (50%) con Banca Ifigest S.p.A., è stata autorizzata alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236; come previsto dagli accordi sottoscritti in fase di costituzione, nel mese di marzo 2007 entrambi i soci hanno ceduto, a scopo di fidelizzazione ed incentivazione, una quota pari al 2,5% a due gestori della società, riducendo le proprie rispettive interessenze al 47,5%.
In data 19 settembre 2006 era stato stipulato il contratto di cessione del 100% di Cerit S.p.A. a Riscossione S.p.A, che rimandava la determinazione del prezzo di cessione della partecipazione ai risultati di una procedura di revisione della situazione patrimoniale di cessione redatta al 31 agosto 2006, da svolgersi ad inizio 2007; tale prezzo, pari al netto patrimoniale di cessione ad esito della suddetta revisione (senza l'utile di periodo), avrebbe dovuto essere pagato a Banca CR Firenze S.p.A. in azioni Riscossione S.p.A. rivenienti da un aumento di capitale della stessa da eseguirsi entro il 28 febbraio 2007. Quest'ultimo termine è stato prorogato al 31 maggio 2007, anche per consentire alla nostra ed alle altre banche che hanno ceduto le aziende ex concessionarie al soggetto pubblico di valutare la proposta di Riscossione S.p.A. di corrispondere in contropartita, anziché azioni Riscossione S.p.A., strumenti finanziari non partecipativi ai sensi dell'articolo 2346, comma 6, del Codice Civile. Banca CR Firenze S.p.A. riceverà inoltre, ad integrazione prezzo, la quota dell'utile 2006 di sua competenza, che sarà pagata da Riscossione S.p.A. in contanti dopo l'approvazione del bilancio 2006 di Cerit S.p.A.
In data 2 marzo 2007 Banca CR Firenze S.p.A. e la Fondazione Cassa di Risparmio della Spezia hanno sottoscritto un accordo in base al quale la banca si è impegnata ad acquistare dalla Fondazione, per un corrispettivo di 47,6 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,9065% del capitale sociale, non appena la Fondazione avrà ottenuto il nulla osta da parte del Ministero dell'Economia e quando si sarà perfezionato l'iter autorizzativo ed amministrativo che consentirà l'adozione di un nuovo Statuto Sociale per Cassa di Risparmio della Spezia S.p.A. Nel nuovo Statuto Sociale saranno riflessi i principali accordi di governance alla base di un nuovo Patto Parasociale tra i due soci di Cassa di Risparmio della Spezia S.p.A. che entrerà in vigore, in sostituzione di quello vigente, alla data del predetto trasferimento azionario. Con l'acquisizione azionaria Banca CR Firenze S.p.A. diverrà titolare del 79,99977% del capitale sociale di Cassa di Risparmio della Spezia S.p.A. Contestualmente al trasferimento delle azioni, che avverrà presumibilmente entro il primo semestre 2007, la Fondazione perderà il diritto di cedere a Banca CR Firenze S.p.A. le residue azioni Cassa di Risparmio della Spezia S.p.A. (circa il 20,00023% del capitale) di cui rimarrà proprietaria, ovvero decadrà l'opzione put in favore della Fondazione descritta nel paragrafo "Le opzioni put" riportato nella Relazione sulla Gestione.
Il 14 marzo 2007 Banca CR Firenze S.p.A. ha sottoscritto, con un onere di 0,25 milioni di euro, un aumento di capitale da 0,12 a 5 milioni di euro della Società di Promozione del mercato alternativo del capitale - PRO MAC S.p.A., costituita a fine dicembre 2006 tra numerose banche, Borsa Italiana S.p.A. e associazioni rappresentative del mondo bancario e industriale quali ABI, Aidaf, Assonime, Assosim, Confindustria, Istituto Promozione Industriale - IPI ed Infocamere; ad esito del suddetto aumento di capitale sociale la partecipazione della Banca è salita dal 4,11% al 5,18%. La società ha

per oggetto la realizzazione di iniziative di tipo promozionale e di marketing volte a favorire su tutto il territorio nazionale la conoscenza e lo sviluppo del mercato alternativo del capitale (MAC) presso le imprese e gli investitori professionali, ed a favorire così l'accesso al capitale di rischio da parte di piccole e medie imprese.
Nel mese di dicembre 2006 la Banca ha sottoscritto con Cortal Consors S.A. un contratto per l'acquisto del ramo di azienda promotori finanziari Cortal, cui si fa riferimento nel paragrafo "Le operazioni infragruppo e le parti correlate" della Relazione sulla Gestione; alla data di redazione del presente bilancio tale contratto non ha peraltro ancora avuto esecuzione in quanto non si sono verificate tutte le condizioni sospensive in esso previste, con particolare riferimento all'ottenimento delle necessarie autorizzazioni e nulla osta da parte delle autorità competenti.
Nel mese di marzo 2007 si è infine proceduto alla chiusura dell'operazione di cartolarizzazione realizzata nel dicembre 1999 mediante la cessione "pro-soluto" di crediti in sofferenza a Perseo Finance S.r.l., società veicolo posseduta al 60% da Banca CR Firenze; la chiusura è avvenuta tramite l'integrale cessione dei suddetti crediti da parte di Perseo Finance, ai sensi dell'art. 58 del Testo Unico Bancario, effettuata in gran parte nei confronti di una società terza. Il corrispettivo della cessione dei crediti consentirà l'integrale recupero del valore residuo dei titoli di "Classe B" attualmente iscritti nel bilancio della Banca.

Sezione 4 - Altri aspetti

1. La prima applicazione degli IAS/IFRS da parte di Banca CR Firenze S.p.A.
In sede di FTA gli strumenti finanziari (titoli, crediti e debiti di natura finanziaria, contratti derivati e partecipazioni minoritarie) sono stati riclassificati nelle nuove categorie previste dagli IAS/IFRS in base a quanto disposto dall'IFRS 1, che in sede di transizione ai principi IAS/IFRS consente l'utilizzo di tali categorie, in deroga alla regola generale che prevede l'alimentazione delle suddette voci solo al momento dell'acquisto dello strumento finanziario; in particolare, i crediti verso la clientela e verso banche hanno mantenuto tale classificazione sia nel caso di crediti originati internamente che nel caso di crediti acquistati da terzi. Hanno inoltre conservato la qualifica di crediti anche le operazioni pronti contro termine, i crediti commerciali ed i crediti originati da operazioni di leasing finanziario ed anche la classificazione dei conti di provvista da clientela e da banche è risultata analoga alla precedente.
Ai contratti derivati è stata attribuita diversa allocazione a seconda che si tratti di contratti stipulati con finalità di *trading* od a scopo di copertura, iscrivendo i primi nelle voci "Attività finanziarie detenute per la negoziazione" o "Passività finanziarie di negoziazione", se aventi rispettivamente valore positivo o negativo, mentre i secondi, qualora siano stati designati come strumenti di copertura "efficaci", hanno trovato allocazione alla voce "Derivati di copertura", iscritta nell'attivo per i contratti aventi valore positivo ovvero nel passivo in caso di valore negativo. In presenza di una copertura "non efficace" o nel caso di copertura non riconosciuta dagli IAS/IFRS, i contratti derivati sono stati classificati di *trading*.
Le partecipazioni hanno mantenuto l'esposizione nelle relative voci di bilancio solo se riferibili, nell'ambito del Gruppo, ad investimenti partecipativi di controllo, di collegamento ovvero in *joint ventures*; tutte le altre interessenze sono state iscritte come "Attività finanziarie disponibili per la vendita". La partecipazione nella Banca d'Italia, per la sua peculiarità e come consentito dal principio IAS 39, è stata mantenuta iscritta al costo.
L'IFRS 1 ha previsto, in sede di prima applicazione degli IAS/IFRS, alcune esenzioni facoltative rispetto ai requisiti di conformità a tali principi; in particolare, la Banca si è avvalsa delle esenzioni di seguito riportate:
- *aggregazioni di imprese*: l'esenzione riguarda la possibilità di non adottare retroattivamente le norme IAS/IFRS alle aggregazioni di imprese avvenute prima della data di prima applicazione (1° gennaio 2004); in tal modo gli avviamenti esistenti possono non essere rideterminati secondo le disposizioni previste dai principi contabili internazionali ed il valore contabile di carico di tali avviamenti iscritti nel bilancio alla data di prima adozione degli IAS/IFRS è stato pertanto riportato senza alcuna rettifica;
- *fair value o rideterminazione del valore come sostituto del costo*: l'esenzione ha consentito di utilizzare il *fair value* degli immobili alla data di passaggio agli IAS/IFRS come sostituto del costo a tale data;
- *designazione di strumenti finanziari precedentemente rilevati*: l'esenzione ha consentito di designare gli strumenti finanziari posseduti come attività/passività valutate al *fair value* o come disponibili per la vendita alla data di transizione agli IAS/IFRS;
- *benefici ai dipendenti (trattamento di fine rapporto)*: l'esenzione ha consentito di rilevare in prima applicazione tutti gli utili e le perdite attuariali relative a periodi precedenti con imputazione al patrimonio netto;
- *opzioni con pagamenti basati su azioni*: per gli strumenti di partecipazione agli utili assegnati prima dell'entrata in vigore degli IAS/IFRS, la Banca si è avvalsa della facoltà di non applicare l'IFRS 2 alla medesima data;

- *attività/passività cancellate*: è consentita la non iscrizione in bilancio delle attività o passività finanziarie cedute e cancellate, in base ai precedenti principi contabili nazionali, anteriormente al 1° gennaio 2004 se tale cancellazione non rispetta i requisiti previsti dallo IAS 39. Rientrano in tale fattispecie tutte le cartolarizzazioni di attività finanziarie effettuate dalla Banca, ai sensi della legge 130/99, in data anteriore al 1° gennaio 2004, in quanto il relativo portafoglio crediti ceduto è stato cancellato dal bilancio della società cedente e della società cessionaria in applicazione dei precedenti principi contabili.

a) Prospetti di riconciliazione e note di commento alle variazioni derivanti dalla prima applicazione dei principi IAS/IFRS

Premessa

I prospetti di riconciliazione di seguito riportati sono stati redatti applicando le disposizioni contenute nell'IFRS 1 ed includono le riconciliazioni del patrimonio netto al 1° gennaio 2005 ed al 1° gennaio 2006 e del risultato economico degli esercizi chiusi al 31 dicembre 2004 ed al 31 dicembre 2005; in apposite tabelle sono stati inoltre evidenziati gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sui saldi di stato patrimoniale e di conto economico al 31 dicembre 2005 predisposti secondo i principi contabili italiani i cui valori, utilizzati ai fini comparativi con i dati del bilancio al 31 dicembre 2006, sono corredati da note di commento dei criteri di redazione e delle voci ivi esposte.
L'analisi delle nuove regole contabili e la relativa applicazione hanno determinato in sede di FTA gli impatti sul patrimonio netto e sull'utile netto di seguito descritti:

- "Riserva FTA", se riferiti ad aggiustamenti che nei futuri esercizi non determineranno un interessamento del conto economico;
- "Riserve da valutazione", nel caso in cui derivassero da rilevazioni che potrebbero variare nel corso dei futuri esercizi per effetto delle valutazioni delle relative poste di bilancio e che verranno pertanto imputati al conto economico solo al momento dell'effettivo realizzo.

a.1 - Prospetto di riconciliazione previsto dall'IFRS 1

Variazioni al netto dell'effetto fiscale	PATRIMONIO NETTO			
(Importi in milioni di euro)	Capitale e Sovrapprezzi	Riserve	Utile dell'esercizio	Totale
Saldi risultanti dal bilancio al 31 dicembre 2004 (It Gaaps)	**704**	**317**	**97**	**1.118**
Variazioni saldi per applicazione principi IAS/IFRS dal 1° gennaio 2004 al 31 dicembre 2004		-18	2	-16
Attività materiali		*47*	*2*	*49*
Trattamento di fine rapporto del personale		*-12*	*-2*	*-14*
Fondi di quiescenza e altri fondi per rischi ed oneri		*-2*	*2*	*0*
Attività finanziarie detenute per la negoziazione		*12*		*12*
Attività finanziarie disponibili per la vendita		*25*		*25*
Crediti verso clientela		*-21*		*-21*
Derivati		*54*		*54*
Partecipazioni		*-47*		*-47*
Passività finanziarie di negoziazione		*-22*		*-22*
Titoli in circolazione		*-52*		*-52*
Saldi al 1° gennaio 2005 in base ai principi IAS/IFRS	**704**	**299**	**99**	**1.102**
Saldi risultanti dal bilancio al 31 dicembre 2005 (It Gaaps)	**705**	**422**	**118**	**1.245**
Variazioni saldi per applicazione principi IAS/IFRS dal 1° gennaio 2004 al 31 dicembre 2004		-18	2	-16
Imputazione a riserva della variazione dell'utile 2004 dovuta all'applicazione degli IAS/IFRS		2	-2	0
Variazioni esercizio 2005 per applicazione principi IAS/IFRS	1	-32	-6	-37
Attività materiali			*-4*	*-4*
Trattamento di fine rapporto del personale			*-2*	*-2*
Attività finanziarie disponibili per la vendita		*17*		*17*
Crediti verso clientela			*4*	*4*
Derivati			*-4*	*-4*
Stock options	*1*			*1*
Storno effetti rivalutazione immobili effettuata ai sensi della Legge 266/2005		*-68*		*-68*
Minori passività fiscali differite teoriche in applicazione della Legge 266/2005		*19*		*19*
Saldi al 31 dicembre 2005 in base ai principi IAS/IFRS	**706**	**374**	**112**	**1.192**

N.B.: Il suddetto prospetto era già stato sottoposto all'approvazione del Consiglio di Amministrazione in quanto, come richiesto dalla Consob con la comunicazione numero DEM/6064313 del 28 luglio 2006, era stato riportato in apposita appendice alla Relazione Semestrale Consolidata al 30 giugno 2006; si precisa infine che i valori del patrimonio netto e dell'utile netto contenuti nel prospetto sopra indicato non hanno subito variazioni.

a.2 - Note di commento alle variazioni derivanti dall'applicazione dei principi IAS/IFRS
Si riportano di seguito le note esplicative riferite alle singole fattispecie di riconciliazione delle voci di patrimonio netto descritte nel prospetto di cui al punto a.1; relativamente agli strumenti finanziari ed ai pagamenti basati su proprie azioni, disciplinati rispettivamente dagli IAS 32 e 39 e dall'IFRS 2, gli importi corrispondono ai saldi di apertura al 1° gennaio 2005, mentre per le altre rettifiche la data di prima applicazione è stata il 1° gennaio 2004, in accordo con le scelte adottate dal Gruppo e con quanto consentito dall'IFRS 1.

Attività materiali
Storno dell'ammortamento dei fabbricati detenuti a scopo di investimento e dei terreni
I principi contabili internazionali prevedono che l'ammortamento dei cespiti avvenga in funzione della vita utile degli stessi o dei singoli componenti che li costituiscono qualora essi abbiano vita utile differente. Tale approccio comporta, nel caso degli immobili, la necessità di dover scorporare dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, in base all'assunto che il terreno non è soggetto a deperimento ed è pertanto di durata illimitata, con il conseguente storno delle quote di ammortamento pregresse riconducibili alla suddetta componente, procedendo alla contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante ed eliminando la quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state eseguite apposite perizie sugli immobili ricorrendo alle stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento. Infine, per quanto riguarda i fabbricati detenuti a scopo di investimento, i principi IAS/IFRS prevedono che su tale categoria di immobili non vengano calcolati ammortamenti e si è pertanto proceduto allo storno del fondo ammortamento pregresso.

Rivalutazione degli immobili
Come consentito dall'IFRS 1, in sede di prima applicazione per gli immobili disciplinati dallo IAS 16 è stato adottato il *fair value* al 1° gennaio 2004 in sostituzione del costo ("deemed cost") e la conseguente rivalutazione è stata effettuata ricorrendo a stime peritali redatte da un tecnico iscritto nell'apposito Albo Professionale; gli immobili detenuti a scopo di investimento, disciplinati dallo IAS 40, sia in sede di prima applicazione che a regime sono sottoposti alla valutazione basata sul *fair value*, determinato secondo le modalità precedentemente descritte per gli immobili ad uso funzionale.

Gli effetti positivi sul patrimonio netto al 1° gennaio 2005 e sull'utile dell'esercizio 2004 derivanti dalle rettifiche sopra menzionate risultano rispettivamente pari a 47 milioni di euro e 2 milioni di euro, mentre sull'utile dell'esercizio 2005 è stato rilevato un impatto negativo pari a 4 milioni di euro; in proposito si segnala inoltre l'effetto positivo di 19 milioni di euro sul patrimonio netto al 31 dicembre 2005 connesso alla rivalutazione degli immobili effettuata ai sensi della Legge n. 266/2005 ed alle conseguenti minori passività fiscali differite teoriche derivanti dalla presenza di un'imposta sostitutiva avente aliquota ridotta rispetto all'ammontare dell'IRES rilevato in sede di FTA.

Trattamento di fine rapporto del personale
Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e pertanto rideterminato secondo valori attuariali e non più come previsto dalla specifica normativa italiana.
L'applicazione di detto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 12 milioni di euro ed una riduzione di 2 milioni di euro degli utili netti degli esercizi 2004 e 2005.

Fondi di quiescenza e altri fondi per rischi ed oneri
I principi IAS/IFRS richiedono che l'importo degli accantonamenti sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione; gli stanziamenti sono stati pertanto rettificati per tenere conto del loro valore attuale. Le obbligazioni legate al rapporto di lavoro, quali ad esempio il premio di anzianità erogato ai dipendenti al raggiungimento del 25° anno di servizio presso la società, sono state rilevate in base a stime attuariali indipendenti. Peraltro, poiché tale principio era stato adottato dalla Banca per la prima volta ai fini della redazione del bilancio 2004 redatto in base ai principi contabili nazionali, si è reso necessario stornare l'accantonamento del suddetto premio effettuato nel conto economico dell'esercizio 2004.
L'applicazione della metodologia sopra illustrata ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a circa 2 milioni di euro ed un aumento dell'utile netto dell'esercizio 2004 pari a circa 2 milioni di euro.

Attività finanziarie detenute per la negoziazione
In questa categoria sono comprese le attività finanziarie detenute per la negoziazione acquisite per la normale operatività di compravendita o di tesoreria; sono inoltre stati inclusi i valori positivi dei derivati, ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale. I titoli classificati tra le attività finanziarie detenute per la negoziazione devono essere valutati al *fair value*, con iscrizione nel conto economico dei risultati valutativi; per gli strumenti finanziari quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
L'applicazione della metodologia sopra illustrata, unitamente alla rilevazione al *fair value* dei derivati impliciti ha comportato una variazione positiva del patrimonio netto al 1° gennaio 2005 pari a circa 12 milioni di euro.

Attività finanziarie disponibili per la vendita
Le suddette attività finanziarie accolgono titoli originariamente acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione. I principi IAS/IFRS prevedono la valutazione al *fair value* degli strumenti finanziari classificati nella categoria delle attività finanziarie disponibili per la vendita; gli effetti positivi e negativi di tale valutazione devono essere imputati direttamente ad una riserva del patrimonio netto sino al momento del realizzo.

Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, di collegamento od in *joint ventures*. I suddetti investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al *fair value* stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al costo se il loro *fair value* non può essere determinato in modo attendibile. La partecipazione nella Banca d'Italia, per la sua peculiarità e come consentito dal principio IAS 39, è stata mantenuta iscritta al costo.

Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" i titoli di debito che non sono detenuti per attività di *trading* e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il *fair value* dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando le curve dei tassi zero coupon. Per i titoli quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.

La valutazione al *fair value* degli investimenti partecipativi e dei titoli di debito ha comportato un aumento del patrimonio netto al 1° gennaio 2005 ed al 31 dicembre 2005, per importi rispettivamente pari a 25 milioni di euro e 17 milioni di euro.

Crediti verso clientela
Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie determinando, rispetto a quanto effettuato in virtù dei precedenti principi contabili, il valore attuale delle previsioni di recupero. Per le sofferenze tali previsioni sono stimate anche in base ad eventuali garanzie a presidio ed attualizzate per tenere conto dei tempi stimati di rientro degli importi utilizzando, non essendo disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni a sofferenza. È stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni.
Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi in base ai tassi interni di rendimento delle singole posizioni, definendo la distribuzione temporale in relazione al piano di rientro o alle serie storiche dei tempi medi di durata del recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.

Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base di PD e LGD determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia sopra esposta è stato ridotto dell'importo iscritto al 31 dicembre 2005 nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti).

Rettifica per effetto dell'applicazione del costo ammortizzato
Non è stato determinato il costo ammortizzato per i crediti in essere al 1° gennaio 2005 (data di transizione per lo IAS 39), considerata la scarsa rilevanza della stima dei pregressi costi e ricavi di transazione ancora da ammortizzare a tale data.

L'applicazione dei principi sopra illustrati ha comportato una diminuzione del patrimonio netto al 1° gennaio 2005 pari a 21 milioni di euro ed un incremento dell'utile netto dell'esercizio 2005 pari a 4 milioni di euro.

Derivati
Derivati di copertura
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; gli strumenti utilizzati per le operazioni in essere (*fair value hedge*) sono i contratti derivati, stipulati per realizzare coperture del *fair value* di alcune emissioni obbligazionarie. Le nuove regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura. In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al *fair value*, mentre in base ai principi contabili nazionali venivano iscritti al costo.

Derivati di negoziazione
Il portafoglio comprende strumenti finanziari derivati utilizzati in operazioni di "negoziazione pareggiata" e sono valutati, in applicazione dello IAS 39, al *fair value*.

L'applicazione dei principi sopra illustrati ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 54 milioni di euro ed un effetto negativo sull'utile netto dell'esercizio 2005 pari a 4 milioni di euro.

Partecipazioni
Le partecipazioni in società controllate, collegate e *joint ventures*, iscritte al costo in applicazione dei principi IAS 27, 28 e 31, sono state sottoposte ad *impairment test*. Ai fini della determinazione del *recoverable amount*, da confrontarsi con il valore di carico delle partecipazioni, è stato adottato il metodo dello sconto dei flussi di cassa futuri prodotti da ciascuna partecipazione (*Dividends discount method - DDM)*.
L'applicazione di tale metodologia ha comportato la rilevazione di un *impairment* sul valore di carico di una partecipazione in società controllata, con un impatto negativo sul patrimonio netto al 1° gennaio 2005 di importo pari a 47 milioni di euro.

Passività finanziarie di negoziazione
Valutazione al fair value dei contratti derivati di trading
I principi IAS/IFRS impongono la valutazione al *fair value* dei contratti derivati di *trading*, che comprendono le passività finanziarie detenute per la negoziazione, inclusi i valori negativi dei suddetti contratti; i prodotti derivati designati come efficaci strumenti di copertura vengono classificati in apposite voci dello stato patrimoniale.

Valutazione al fair value dei contratti derivati impliciti nelle obbligazioni emesse
I principi IAS/IFRS richiedono che i contratti derivati vengano rilevati in bilancio separatamente anche se sono incorporati in altri strumenti finanziari (i cosiddetti "strumenti finanziari strutturati"), qualora tali strumenti non siano valutati al *fair value* con imputazione delle variazioni dello stesso a conto economico; in sede di prima applicazione si è pertanto proceduto a scomporre i prestiti strutturati emessi nelle due componenti, estrapolando dal valore di carico del prestito obbligazionario il valore delle opzioni implicite in oggetto.

L'applicazione delle metodologie sopra illustrate ha comportato un effetto negativo sul patrimonio netto al 1° gennaio 2005 pari a 22 milioni di euro.

Titoli in circolazione
Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore nominale.

Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore degli strumenti oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di *fair value* prodotte dai rischi oggetto di copertura.

L'applicazione dei principi sopra illustrati ha comportato una diminuzione del patrimonio netto al 1° gennaio 2005 pari a 52 milioni di euro.

Stock options
I principi IAS/IFRS richiedono che il valore corrente dei compensi in azioni (le c.d. *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quella di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di *stock options* attualmente in vigore è stato deliberato dal Consiglio di Amministrazione del 31 luglio 2003 e la sua maturazione ricade nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009; di conseguenza, per tale piano è stato determinato il *fair value* delle opzioni assegnate imputando al patrimonio netto, secondo il principio di competenza, l'importo relativo agli esercizi dal 2003 al 2006.

L'applicazione dei criteri sopra descritti ha determinato un aumento dei sovrapprezzi di emissione al 31 dicembre 2005 per un importo pari a circa un milione di euro, senza peraltro comportare rilevanti diminuzioni dell'utile netto dell'esercizio 2005.

Cartolarizzazioni
Anche dopo l'entrata in vigore dei principi IAS/IFRS si ritiene che le società veicolo costituite ai sensi della legge n. 130 del 1999 possano continuare a rilevare le operazioni di cartolarizzazione soltanto nella nota integrativa. Infatti, poiché i crediti cartolarizzati costituiscono per legge un "patrimonio separato" a beneficio dei portatori dei titoli emessi dalla società veicolo per finanziare l'acquisto dei crediti stessi, tali attività e passività rispettano le condizioni stabilite dal paragrafo 19 dello IAS 39 (il cosiddetto accordo "pass-through") per la "derecognition" delle attività oggetto di cessione; al contrario, le società cedenti potranno continuare a cancellare dal proprio attivo le attività cedute soltanto se avranno trasferito sostanzialmente tutti i rischi ed i benefici connessi con tali attività.
Con riferimento alle operazioni di cartolarizzazione effettuate ai sensi della legge n. 130 del 1999 poste in essere antecedentemente al 1° gennaio 2004, data di transizione agli IAS/IFRS, l'IFRS 1 ha previsto una specifica deroga all'applicazione delle regole sulla "derecognition" per le cessioni di attività finanziarie avvenute prima di tale data (si veda l'IFRS 1, paragrafi 27 e 27A); in virtù della suddetta deroga, per le operazioni di cartolarizzazione effettuate entro il 31 dicembre 2003 l'impresa può decidere di continuare ad applicare le previgenti regole contabili oppure adottare le disposizioni dello IAS 39 in modo retroattivo, a partire da una data scelta dall'impresa stessa.
Ci si è pertanto avvalsi della deroga sopra indicata, la quale si ritiene che produca effetti consistenti nella non reiscrizione dei crediti cartolarizzati, non solo ai fini del bilancio della società cedente ma anche ai fini del bilancio della società veicolo, in quanto la cancellazione dei crediti da parte della società veicolo e delle società cedenti è avvenuta nel passato in applicazione di precise disposizioni nazionali in materia di bilancio.

Effetti fiscali
L'impatto sul patrimonio netto derivante dalla prima applicazione degli IAS/IFRS è stato calcolato al netto del relativo effetto fiscale; tale effetto è stato determinato in base alla legislazione vigente.

Di seguito si riportano, in apposite tabelle, gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale e sul conto economico al 31 dicembre 2005, predisposti secondo i principi contabili nazionali.

a.3 - Prospetto di riconciliazione dei saldi di stato patrimoniale al 31 dicembre 2005 determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS

Voci dell'attivo *(Importi in milioni di euro)*	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS	Note
10. Cassa e disponibilità liquide	83		83	
20. Attività finanziarie detenute per la negoziazione	111	22	133	**1**
40. Attività finanziarie disponibili per la vendita	1.454	278	1.732	**2**
60. Crediti verso banche	1.490		1.490	
70. Crediti verso clientela	8.858	(30)	8.828	**3**
80. Derivati di copertura	43	(1)	42	**4**
100. Partecipazioni	1.305	(299)	1.006	**5**
110. Attività materiali	248	3	251	**6**
120. Attività immateriali	23	2	25	
di cui:				
- avviamento	*9*	*2*	*11*	**7**
130. Attività fiscali	119	20	139	
a) correnti	*86*		*86*	
b) anticipate	*33*	*20*	*53*	**8**
150. Altre attività	190		190	
Totale dell'attivo	**13.924**	**(5)**	**13.919**	

Voci del passivo e del patrimonio netto *(Importi in milioni di euro)*	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS	Note
10. Debiti verso banche	1.191		1.191	
20. Debiti verso clientela	7.026	2	7.028	**1**
30. Titoli in circolazione	3.637	(20)	3.617	**2**
40. Passività finanziarie di negoziazione	15	21	36	**3**
60. Derivati di copertura	7	6	13	**4**
80. Passività fiscali	87	12	99	
a) correnti	*80*		*80*	
b) differite	*7*	*12*	*19*	**5**
100. Altre passività	421	1	422	
110. Trattamento di fine rapporto del personale	118	23	141	**6**
120. Fondi per rischi e oneri:	177	2	179	
a) quiescenza e obblighi simili	*138*		*138*	
b) altri fondi	*39*	*2*	*41*	**7**
130. Riserve da valutazione	68	42	110	**8**
160. Riserve	354	(89)	265	**9**
170. Sovrapprezzi di emissione	57	1	58	**10**
180. Capitale	648		648	
200. Utile (Perdita) d'esercizio	118	(6)	112	**11**
Totale del passivo e del patrimonio netto	**13.924**	**(5)**	**13.919**	

(*) I valori riportati nella presente colonna includono gli importi relativi ai contratti derivati e le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS e dalla Circolare Banca d'Italia n. 262/2005, le più rilevanti delle quali sono le seguenti:
- i ratei e risconti sono stati direttamente imputati alle voci di rispettiva pertinenza;
- le partecipazioni inferiori al 20% sono state incluse tra le "Attività finanziarie disponibili per la vendita";
- i "Fondi rischi su crediti" sono stati imputati in diretta diminuzione dei "Crediti verso clientela";
- il "Fondo per rischi bancari generali" è stato riclassificato tra le "Riserve".

NOTE

Di seguito vengono descritte le più significative rettifiche apportate ai saldi dello stato patrimoniale al 31 dicembre 2005 con l'adozione degli IAS/IFRS; tali rettifiche sono rilevate, al netto del rispettivo effetto fiscale teorico, nelle voci di patrimonio netto "Riserve da valutazione" e "Riserva FTA", come specificato nella premessa del precedente paragrafo a).

ATTIVO

1. La variazione è legata alla valutazione dei derivati impliciti negli strumenti di copertura dei prestiti obbligazionari.
2. La variazione è imputabile al nuovo criterio di valutazione delle partecipazioni minoritarie, valutate con il metodo del *fair value* in sostituzione del costo di acquisizione, nonché alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato.
3. La variazione deriva dall'applicazione dei principi IAS 32 e 39, che prevedono l'iscrizione dei crediti verso clientela al "costo ammortizzato", la determinazione del valore attuale delle previsioni di recupero dei crediti deteriorati ed una diversa metodologia per calcolare la svalutazione "collettiva" dei crediti *in bonis*; in particolare, relativamente a tali crediti l'adozione dei suddetti principi ha comportato l'iscrizione di ulteriori rettifiche di valore, in parte compensate con l'imputazione dei "Fondi rischi su crediti" (voce 90 del passivo dello stato patrimoniale redatto ai sensi del Decreto Legislativo n. 87/1992), iscritti nel bilancio della Banca al 31 dicembre 2005, in diretta diminuzione dei crediti verso clientela.
4. La variazione è legata al cambiamento del criterio di valutazione, passato dal "costo" al *fair value*.
5. La variazione è dovuta alla riclassifica delle partecipazioni minoritarie nel portafoglio *Available for Sale* ed agli effetti dell'*impairment test* a seguito dell'applicazione del principio IAS 36.
6. La variazione è prevalentemente relativa alla valutazione al *fair value* degli immobili detenuti a scopo di investimento.
7. La variazione è interamente riferita allo storno degli ammortamenti dell'avviamento rilevati nei bilanci 2004 e 2005, effettuato in applicazione del principio IAS 36.
8. La variazione è una diretta conseguenza della rilevazione delle imposte anticipate calcolate sulle rettifiche apportate per l'applicazione degli IAS/IFRS.

PASSIVO E PATRIMONIO NETTO

1. La variazione è interamente dovuta agli effetti della contabilizzazione dei contratti di leasing secondo il principio IAS 17.
2. La variazione accoglie le rettifiche legate all'impatto delle operazioni di copertura effettuate sui prestiti obbligazionari.
3. La variazione è legata alla valutazione degli strumenti derivati impliciti nei prestiti obbligazionari coperti.
4. La variazione si riferisce al cambiamento del criterio di valutazione, passato dal "costo" al *fair value*.
5. La variazione è una diretta conseguenza della rilevazione delle imposte differite calcolate sulle rettifiche apportate per l'applicazione degli IAS/IFRS.
6. La variazione deriva dall'applicazione del principio IAS 19, che richiede di iscrivere il fondo relativo al trattamento di fine rapporto sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro, assimilando pertanto il suddetto fondo ad un'obbligazione a benefici definiti.
7. La variazione è legata alla determinazione dei fondi per rischi ed oneri secondo il principio IAS 37.
8. La variazione si riferisce esclusivamente all'imputazione, in una specifica riserva di patrimonio netto, delle plusvalenze nette non realizzate su titoli e partecipazioni *AFS*.
9. La variazione è legata alla rilevazione, nelle pertinenti voci del patrimonio netto, degli effetti netti legati alla prima adozione (FTA) degli IAS/IFRS, dettagliate nel precedente paragrafo a.2.
10. La variazione deriva dall'applicazione del principio contabile internazionale IFRS 2 "Pagamenti basati su azioni" ai piani di *stock options* non ancora maturati alla data del 1° gennaio 2005 (FTA).
11. La variazione dell'utile d'esercizio risulta dettagliatamente illustrata nello schema di conto economico; in proposito si precisa che in data 1° gennaio 2006 gli importi che hanno determinato tale variazione sono stati attribuiti alle pertinenti voci delle riserve di patrimonio netto.

a.4 - Prospetto di riconciliazione dei saldi di conto economico al 31 dicembre 2005 determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS				
Voci *(Importi in milioni di euro)*	31 dicembre 2005 D.Lgs. 87/1992 (*)	Variazioni IAS/IFRS	31 dicembre 2005 IAS/IFRS	Note
10. Interessi attivi e proventi assimilati	474	3	477	**1**
20. Interessi passivi e oneri assimilati	(178)	(2)	(180)	**2**
30. Margine di interesse	**296**	**1**	**297**	
40. Commissioni attive	181	(3)	178	**3**
50. Commissioni passive	(22)		(22)	
60. Commissioni nette	**159**	**(3)**	**156**	
70. Dividendi e proventi simili	68		68	
80. Risultato netto dell'attività di negoziazione	32	(6)	26	**4**
90. Risultato netto dell'attività di copertura		2	2	**5**
100. Utili (perdite) da cessione o riacquisto di:	11	2	13	
b) attività finanziarie disponibili per la vendita	*11*		*11*	
d) passività finanziarie		*2*	*2*	**6**
120. Margine di intermediazione	**566**	**(4)**	**562**	
130. Rettifiche/Riprese di valore nette per deterioramento di:	(42)	1	(41)	
a) crediti	*(40)*	*2*	*(38)*	**7**
b) attività finanziarie disponibili per la vendita	*(2)*		*(2)*	
d) altre operazioni finanziarie		*(1)*	*(1)*	
140. Risultato netto della gestione finanziaria	**524**	**(3)**	**521**	
150. Spese amministrative:	(400)	(2)	(402)	
a) spese per il personale	*(247)*	*(2)*	*(249)*	**8**
b) altre spese amministrative	*(153)*		*(153)*	
160. Accantonamenti netti ai fondi per rischi e oneri	(11)	(1)	(12)	**9**
170. Rettifiche/Riprese di valore nette su attività materiali	(13)		(13)	
180. Rettifiche/Riprese di valore nette su attività immateriali	(21)	2	(19)	**10**
190. Altri oneri/proventi di gestione	86		86	
200. Costi operativi	**(359)**	**(1)**	**(360)**	
210. Utili (Perdite) delle partecipazioni	(3)	1	(2)	
220. Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	0	1	1	**11**
240. Utili (Perdite) da cessione di investimenti	4	(4)		**12**
250. Utile (Perdita) della operatività corrente al lordo delle imposte	**166**	**(6)**	**160**	
260. Imposte sul reddito dell'esercizio dell'operatività corrente	(48)		(48)	
270. Utile (Perdita) della operatività corrente al netto delle imposte	**118**	**(6)**	**112**	
290. Utile (Perdita) d'esercizio	**118**	**(6)**	**112**	

(*) I valori riportati nella presente colonna includono le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS e dalla Circolare Banca d'Italia n. 262/2005, con particolare riferimento alla riattribuzione degli oneri e dei proventi straordinari, non previsti dagli IAS/IFRS, alle pertinenti voci del conto economico.

NOTE
Di seguito vengono descritte le più significative rettifiche apportate alle voci del conto economico al 31 dicembre 2005 con l'adozione degli IAS/IFRS.

1. La variazione è dovuta al costo ammortizzato relativo ai crediti ed ai titoli del portafoglio *AFS*.
2. La variazione deriva dal costo ammortizzato calcolato sui prestiti obbligazionari emessi dalla Banca.
3. La variazione è legata allo storno delle commissioni attive di tipo *up-front* percepite sui finanziamenti erogati, da recuperare nei futuri esercizi.
4. La variazione è dovuta allo storno delle plusvalenze nette non realizzate sui titoli AFS, che sono state appostate nel patrimonio netto tra le riserve da valutazione.
5. La variazione accoglie la rilevazione dell'hedge accounting sui derivati stipulati a copertura di alcuni prestiti obbligazionari emessi dalla Cassa.
6. La variazione deriva dalla rilevazione degli utili sulle obbligazioni di propria emissione riacquistate dalla Banca.
7. La variazione è dovuta alle riprese di valore contabilizzate per il "recupero" dell'attualizzazione, al netto delle rettifiche di valore derivanti dalle metodologie IAS/IFRS adottate per calcolare la svalutazione "collettiva" dei crediti in bonis e per determinare il valore attuale delle previsioni di recupero dei crediti deteriorati.
8. La variazione si riferisce al maggior accantonamento per trattamento di fine rapporto calcolato secondo il principio IAS 19.
9. La variazione è dovuta alla rilevazione dei fondi per rischi ed oneri secondo il principio IAS 37.
10. La variazione è relativa allo storno dell'ammortamento dell'avviamento rilevato nell'esercizio 2005.
11. La variazione è dovuta alla valutazione al *fair value* degli immobili detenuti a scopo d'investimento.
12. La variazione è imputabile allo storno pressoché integrale delle plusvalenze realizzate dalla vendita di immobili, effettuato in quanto nel bilancio predisposto ai fini IAS/IFRS tali immobili risultavano iscritti per un importo pressoché coincidente con il valore di mercato dei cespiti alienati.

2. Riclassifica dei saldi raffrontativi del bilancio al 31 dicembre 2006

In seguito all'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nel bilancio della Banca, per il quale la data di prima applicazione di tali principi è stata il 31 dicembre 2006, per la predisposizione del suddetto bilancio sono state adottate, rispetto ai criteri utilizzati nell'esercizio precedente ai fini della redazione del bilancio del Gruppo, diverse modalità di rappresentazione di alcune voci; di conseguenza, per tenere conto di tali variazioni, si è reso necessario apportare alcune riclassificazioni ai valori contenuti negli schemi di stato patrimoniale e conto economico al 31 dicembre 2005, riportati a fini raffrontativi nel bilancio 2006, senza peraltro ritenere opportuno modificare anche i valori contenuti nelle tabelle di nota integrativa e nei restanti schemi di tale bilancio riferiti all'esercizio precedente.

Le suddette riclassifiche, di seguito dettagliatamente esposte, non hanno prodotto alcun effetto sul patrimonio netto e sull'utile netto consolidati relativi all'esercizio precedente.

Stato patrimoniale

Voci dell'attivo *(Importi in milioni di euro)*	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10. Cassa e disponibilità liquide	83		83	
20. Attività finanziarie detenute per la negoziazione	113	19	132	**1**
40. Attività finanziarie disponibili per la vendita	1.732		1.732	
60. Crediti verso banche	1.490		1.490	
70. Crediti verso clientela	8.826	2	8.828	**2**
80. Derivati di copertura	42		42	
100. Partecipazioni	1.006		1.006	
110. Attività materiali	252	(1)	251	**3**
120. Attività immateriali	25		25	
di cui:				
- avviamento	*11*		*11*	
130. Attività fiscali	140		140	
a) correnti	*86*		*86*	
b) anticipate	*54*		*54*	
150. Altre attività	193	(3)	190	**4**
Totale dell'attivo	**13.902**	**17**	**13.919**	

Voci del passivo e del patrimonio netto *(Importi in milioni di euro)*	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10. Debiti verso banche	1.191		1.191	
20. Debiti verso clientela	7.028		7.028	
30. Titoli in circolazione	3.617		3.617	
40. Passività finanziarie di negoziazione	18	18	36	**1**
60. Derivati di copertura	13		13	
80. Passività fiscali	99		99	
a) correnti	*80*		*80*	
b) differite	*19*		*19*	
100. Altre passività	423	(1)	422	**2**
110. Trattamento di fine rapporto del personale	141		141	
120. Fondi per rischi e oneri:	179		179	
a) quiescenza e obblighi simili	*138*		*138*	
b) altri fondi	*41*		*41*	
130. Riserve da valutazione	110		110	
160. Riserve	265		265	
170. Sovrapprezzi di emissione	58		58	
180. Capitale	648		648	
200. Utile (Perdita) d'esercizio (+/-)	112		112	
Totale del passivo e del patrimonio netto	**13.902**	**17**	**13.919**	

Conto economico

Voci *(Importi in milioni di euro)*	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10. Interessi attivi e proventi assimilati	474	3	477	1
20. Interessi passivi e oneri assimilati	(180)		(180)	2
30. Margine di interesse	**294**	**3**	**297**	
40. Commissioni attive	178		178	3
50. Commissioni passive	(22)		(22)	
60. Commissioni nette	**156**		**156**	
70. Dividendi e proventi simili	68		68	
80. Risultato netto dell'attività di negoziazione	21	5	26	2
90. Risultato netto dell'attività di copertura	2		2	
100. Utili (perdite) da cessione o riacquisto di:	12		12	
b) attività finanziarie disponibili per la vendita	*10*		*10*	
d) passività finanziarie	*2*		*2*	
120. Margine di intermediazione	**553**	**8**	**561**	
130. Rettifiche/Riprese di valore nette per deterioramento di:	(43)	2	(41)	3
a) crediti	*(38)*		*(38)*	
b) attività finanziarie disponibili per la vendita	*(2)*		*(2)*	
d) altre operazioni finanziarie	*(3)*	*2*	*(1)*	
140. Risultato netto della gestione finanziaria	**510**	**10**	**520**	
150. Spese amministrative:	(392)	(10)	(402)	
a) spese per il personale	*(241)*	*(8)*	*(249)*	4
b) altre spese amministrative	*(151)*	*(2)*	*(153)*	5
160. Accantonamenti netti ai fondi per rischi e oneri	(11)		(11)	
170. Rettifiche/Riprese di valore nette su attività materiali	(13)		(13)	
180. Rettifiche/Riprese di valore nette su attività immateriali	(21)	2	(19)	6
190. Altri oneri/proventi di gestione	86		86	
200. Costi operativi	**(351)**	**(8)**	**(359)**	
210. Utili (Perdite) delle partecipazioni	0	2	(2)	7
220. Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1		1	
250. Utile (Perdita) della operatività corrente al lordo delle imposte	**160**		**160**	
260. Imposte sul reddito dell'esercizio dell'operatività corrente	(48)		(48)	
270. Utile (Perdita) della operatività corrente al netto delle imposte	**112**		**112**	
290. Utile (Perdita) d'esercizio	**112**		**112**	

NOTE DI COMMENTO ALLE VARIAZIONI

ATTIVO

1. La variazione è pressoché interamente legata alla rilevazione a "saldi aperti" dei derivati di negoziazione, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre la riclassifica delle rivalutazioni sulle operazioni fuori bilancio dalla voce Altre attività.
2. La variazione è interamente connessa alla riclassifica delle forme tecniche "Assegni di c/c insoluti ed al protesto tratti sull'azienda" dalla voce Altre attività;
3. La variazione è interamente dovuta alla riclassifica delle spese per migliorie su beni di terzi alla voce Altre attività.
4. Il decremento è rappresentato dalla contropartita delle variazioni sopra esposte.

PASSIVO

1. La variazione deriva pressoché interamente dalla rilevazione a "saldi aperti" dei derivati di negoziazione, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre le riclassifiche relative alle svalutazioni delle operazioni fuori bilancio dalla voce Altre passività.
2. Il decremento è rappresentato dalla contropartita della variazione sopra esposta legata alle svalutazioni delle operazioni fuori bilancio.

CONTO ECONOMICO

1. L'incremento è interamente dovuto dalla riconduzione a voce propria degli interessi di pertinenza del Fondo Integrativo Pensione ("FIP").
2. L'incremento deriva prevalentemente dalla riconduzione a voce propria dei profitti netti su operazioni finanziarie di pertinenza del FIP.
3. La variazione deriva interamente dalla riclassifica, relativa alla svalutazione di una partecipazione, dalla voce Rettifiche/riprese di valore da deterioramento di altre operazioni finanziarie alla voce Utili (perdite) delle partecipazioni.
4. La variazione deriva interamente dalla riconduzione a voce propria degli oneri di pertinenza del FIP.
5. La variazione è rappresentata dallo storno delle rettifiche IAS/IFRS originariamente effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine.
6. La variazione è interamente relativa alla contropartita dello storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine.
7. Il decremento deriva interamente dalla riclassifica relativa alla svalutazione di una partecipazione indicata nella precedente nota 3.

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli oggetto di cessioneduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportati nella voce "risultato netto dell'attività di negoziazione".

2. Attività finanziarie disponibili per la vendita

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione
Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.
I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.
Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
Il titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.
Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi "zero coupon".
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come fair value di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal fair value al momento del trasferimento.
I titoli oggetto di cessioneceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella voce "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. Attività finanziarie detenute sino alla scadenza
(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione
La Banca non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. Crediti

(a) Criteri di iscrizione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:
a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:

1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione

I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. Attività finanziarie valutate al *fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*.

6. Operazioni di copertura

(a) Criteri di iscrizione

Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.

(c) Criteri di valutazione

Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione

Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. Partecipazioni
(a) Criteri di iscrizione
Le partecipazioni sono iscritte al costo di acquisto o di sottoscrizione, determinato con il metodo LIFO a scatti annuale, ovvero al valore rilevato al momento del conferimento effettuato ai sensi della Legge n. 218/1990 ("Legge Amato").

(b) Criteri di classificazione
Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* e nelle società controllate e collegate, sulle quali viene esercitata un'influenza significativa; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) Criteri di valutazione
Le partecipazioni sono valutate al costo, come sopra determinato, che viene annualmente sottoposto ad *impairment test* per verificare l'esistenza di eventuali perdite durature di valore, mediante l'analisi prospettica della situazione economica, patrimoniale e finanziaria della partecipata.

(d) Criteri di cancellazione
Le partecipazioni vengono cancellate dallo stato patrimoniale al venir meno dei diritti sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali
I dividendi vengono contabilizzati nel periodo in cui ne è deliberata la distribuzione, mentre le plusvalenze o minusvalenze da cessione vengono registrate tra gli "utili/perdite delle partecipazioni" nel periodo in cui avviene il perfezionamento del relativo contratto; in tale voce vengono inoltre rilevate, nel periodo di competenza, le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment*.

8. Attività materiali
(a) Criteri di iscrizione
Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione
Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione
Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti, e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo a stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale; il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, viene scorporato dal valore contabile degli immobili da ammortizzare, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; in accordo con quanto previsto dai principi IAS/IFRS, la durata di tale vita utile viene verificata alla fine di ogni anno solare. Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.

Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo a stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale.

(d) Criteri di cancellazione
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. Attività immateriali
(a) Criteri di iscrizione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti, la cui durata si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività della Banca, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti e gruppi di attività in via di dismissione
(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto sono posseduti in attesa di essere alienati e singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività; il saldo positivo o negativo dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nell'apposita voce del conto economico.

11. Fiscalità corrente e differita
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività e le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di poterle compensare e la Banca intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) Criteri di classificazione
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) Criteri di rilevazione delle componenti reddituali
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto in quanto collegate a transazioni i cui risultati interessano direttamente il patrimonio netto.

12. Fondi per rischi e oneri
(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(a) Fondi di quiescenza
I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

(b) Altri fondi per rischi ed oneri
Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti a fronte dei fondi in esame e gli eventuali esuberi di tali fondi vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri"; i movimenti relativi al trattamento previdenziale integrativo interno del personale vengono peraltro iscritti nella voce "spese per il personale".

13. Debiti e titoli in circolazione
(a) Criteri di iscrizione
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dell'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.
Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico. Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo. Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.
Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) Criteri di classificazione
I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione

(e) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

(b) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al *fair value*
Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value*.

16. Operazioni in valuta
(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle transazioni in valuta estera avviene in base ai seguenti criteri:
1) per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2) per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3) per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, imputate direttamente a tali riserve.

17. Altre informazioni
Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale. Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "Rettifiche/riprese di valore nette per deterioramento di crediti"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce "Altre passività".

Pagamenti basati su azioni

I piani di *stock options* deliberati dal Consiglio di Amministrazione della Banca vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi

I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:

- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.

Le commissioni attive e passive relative ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

NOTA INTEGRATIVA

Parte B - Informazioni sullo stato patrimoniale

ATTIVO

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibiità liquide: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
a) Cassa	144	83	73,5%
b) Depositi liberi presso Banche Centrali			
Totale	**144**	**83**	**73,5%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

	31 dicembre 2006			31 dicembre 2005			variazioni %		
Voci/Valori	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
A. Attività per cassa									
1. Titoli di debito	16	6	22	77	8	85	-79,2%	-25,0%	-74,1%
1.1 Titoli strutturati									
1.2 Altri titoli di debito	16	6	22	77	8	85	-79,2%	-25,0%	-74,1%
2. Titoli di capitale	2		2	7		7	-71,4%		-71,4%
3. Quote di OICR				2		2	-100,0%	100,0%	-100,0%
4. Finanziamenti									
4.1 Pronti contro termine attivi									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale A	**18**	**6**	**24**	**86**	**8**	**94**	**-79,1%**	**-25,0%**	**-74,5%**
B. Strumenti derivati									
1. Derivati finanziari		55	55		39	39		41,0%	41,0%
1.1 di negoziazione		38	38		32	32		18,8%	18,8%
1.2 connessi con la fair value option									
1.3 altri		17	17		7	7		142,9%	142,9%
2. Derivati creditizi									
2.1 di negoziazione									
2.2 connessi con la fair value option									
2.3 altri									
Totale B		**55**	**55**		**39**	**39**		**41,0%**	**41,0%**
Totale (A+B)	**18**	**61**	**79**	**86**	**47**	**133**	**-79,1%**	**29,8%**	**-40,6%**

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti			
Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività per cassa			
1. Titoli di debito	**22**	**84**	**-73,8%**
a) Governi e Banche Centrali	16	76	-78,9%
b) Altri enti pubblici			
c) Banche	6	8	-25,0%
d) Altri emittenti			
2. Titoli di capitale	**2**	**8**	**-75,0%**
a) Banche			
b) Altri emittenti:	2	8	-75,0%
- imprese di assicurazione	1	2	-50,0%
- società finanziarie			
- imprese non finanziarie	1	6	-83,3%
- altri			
3. Quote di O.I.C.R.		**2**	**-100,0%**
4. Finanziamenti			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
5. Attività deteriorate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
6. Attività cedute non cancellate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri emittenti			
Totale A	**24**	**94**	**-74,5%**
B. Strumenti derivati	**55**	**39**	**41,0%**
a) Banche	31	25	24,0%
b) Clientela	24	14	71,4%
Totale B	**55**	**39**	**41,0%**
Totale (A+B)	**79**	**133**	**-40,6%**

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati

Tipologie derivati/Attività sottostanti	31 dicembre 2006						31 dicembre 2005	
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- *opzioni acquistate*								
- *altri derivati*								
• senza scambio di capitale								
- *opzioni acquistate*								
- *altri derivati*								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	**33**	**1**	**17**		**4**	**55**	**39**	**41,0%**
• con scambio di capitale		1				1	1	0,0%
- *opzioni acquistate*							*1*	*-100,0%*
- *altri derivati*		*1*				*1*		
• senza scambio di capitale	33		17		4	54	38	42,1%
- *opzioni acquistate*			*17*			*17*	*7*	*142,9%*
- *altri derivati*	*33*				*4*	*37*	*31*	*19,4%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**33**	**1**	**17**		**4**	**55**	**39**	**41,0%**
Totale (A+B)	**33**	**1**	**17**		**4**	**55**	**39**	**41,0%**

2.4 Attività finanziarie per cassa detenute per la negoziazione diverse da quelle cedute e non cancellate e da quelle deteriorate: variazioni annue

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**84**	**8**	**2**		**94**
B. Aumenti	**18.384**	**768**	**1.115**		**20.267**
B1. Acquisti	18.378	767	1.115		20.260
B2. Variazioni positive di fair value					
B3. Altre variazioni	6	1			7
C. Diminuzioni	**(18.446)**	**(774)**	**(1.117)**		**(20.337)**
C1. Vendite	(18.440)	(773)	(1.117)		(20.330)
C2. Rimborsi	(1)				(1)
C3. Variazioni negative di fair value	(1)				(1)
C4. Altre variazioni	(4)	(1)			(5)
D. Rimanenze finali	**22**	**2**	**0**		**24**

La voce B.3 "Altre variazioni" accoglie le componenti economiche realizzate nel corso dell'anno (utile / perdita da realizzo ed utile / perdita in cambi).

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

	31 dicembre 2006			31 dicembre 2005			variazioni %		
Voci/Valori	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito	**572**	**16**	**588**	**395**	**61**	**456**	**44,8%**	**-73,8%**	**28,9%**
1.1 Titoli strutturati									
1.2 Altri titoli di debito	572	16	588	395	61	456	44,8%	-73,8%	28,9%
2. Titoli di capitale	**3**	**172**	**175**	**147**	**151**	**298**	**-98,0%**	**13,9%**	**-41,3%**
2.1 Valutati al fair value	3	96	99	147	84	231	-98,0%	14,3%	-57,1%
2.2 Valutati al costo		76	76		67	67		13,4%	13,4%
3. Quote di O.I.C.R.	**32**	**79**	**111**	**23**	**81**	**104**	**39,1%**	**-2,5%**	**6,7%**
4. Finanziamenti									
5. Attività deteriorate									
6. Attività cedute non cancellate	**872**	**196**	**1.069**	**714**	**160**	**874**	**22,1%**	**23,1%**	**22,3%**
Totale	**1.479**	**464**	**1.943**	**1.279**	**453**	**1.732**	**15,6%**	**2,4%**	12,2%

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito	**588**	**456**	**28,9%**
a) Governi e Banche Centrali	223	216	3,2%
b) Altri enti pubblici	4	2	100,0%
c) Banche	266	152	75,0%
d) Altri emittenti	95	86	10,5%
2. Titoli di capitale	**175**	**298**	**-41,3%**
a) Banche	67	194	-65,5%
b) Altri emittenti	108	104	3,8%
- imprese di assicurazione		12	-100,0%
- società finanziarie	16	11	45,5%
- imprese non finanziarie	36	25	44,0%
- altri	56	56	0,0%
3. Quote di O.I.C.R.	**111**	**104**	**6,7%**
4. Finanziamenti			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
5. Attività deteriorate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
6. Attività cedute non cancellate	**1.069**	**874**	**22,3%**
a) Governi e Banche Centrali	689	370	86,2%
b) Altri enti pubblici			
c) Banche	350	480	-27,1%
d) Altri soggetti	30	24	25,0%
Totale	**1.943**	**1.732**	**12,2%**

Per il dettaglio sugli investimenti finanziari disponibili per la vendita relativi a titoli di capitale si rimanda all'apposito allegato al presente bilancio.

4.5 Attività finanziarie disponibili per la vendita diverse da quelle cedute e non cancellate e da quelle deteriorate: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**1.330**	**298**	**104**		**1.732**
B. Aumenti	**1.417**	**71**	**42**		**1.530**
B1. Acquisti	1.404	24	30		1.458
B2. Variazioni positive di FV	6	11	4		21
B3. Riprese di valore					
- imputate al conto economico		x			
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	7	36	8		51
C. Diminuzioni	**1.090**	**194**	**35**		**1.319**
C1. Vendite	513	189	33		735
C2. Rimborsi	572	3			575
C3. Variazioni negative di FV	5	1	2		8
C4. Svalutazioni da deterioramento		1			1
- imputate a conto economico		1			
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni					
D. Rimanenze finali	**1.657**	**175**	**111**		**1.943**

La voce B.5 "Altre variazioni - Titoli di capitale" riporta le plusvalenze realizzate dalle cessioni degli investimenti, con particolare riferimento a Sanpaolo IMI S.p.A. per 32,9 milioni di euro, Parmalat S.p.A. per 1,5 milioni di euro e Fondiaria-SAI S.p.A. per 1,7 milioni di euro.

La voce C1. "Vendite - Titoli di capitale" include la vendita degli investimenti in Sanpaolo IMI S.p.A. per 160,4 milioni di euro, in Si Holding S.p.A. per 7,4 milioni di euro, in Parmalat S.p.A. per 6,0 milioni di euro e in Fondiaria-SAI S.p.A. per 13,6 milioni di euro.

La voce C4. "Svalutazioni da deterioramento - imputate a conto economico - Titoli di capitale" è relativa alla svalutazione degli investimenti in Sanpaolo IMI Private Equity Scheme B.V. per 0,6 milioni di euro, in Edizioni Design S.p.A. per 0,3 milioni di euro ed in Firenze Fiera S.p.A. per 0,1 milioni di euro.

Per un maggior dettaglio sulla movimentazione dei titoli di capitale riportati nella presente Sezione si rimanda al paragrafo "Le interessenze partecipative" della Relazione sulla Gestione.

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali	**25**	**28**	**-10,7%**
1. Depositi vincolati			
2. Riserva obbligatoria	25	28	-10,7%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**1.681**	**1.462**	**15,0%**
1. Conti correnti e depositi liberi	462	147	214,3%
2. Depositi vincolati	1.155	1.303	-11,4%
3. Altri finanziamenti	64	12	433,3%
3.1 Pronti contro termine attivi	12		100,0%
3.2 Locazione finanziaria			
3.3 Altri	52	12	333,3%
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**1.706**	**1.490**	**14,5%**
Totale (fair value)	**1.706**	**1.490**	**14,5%**

Si segnala che per "Depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, solitamente inferiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo; al 31 dicembre 2006 tali depositi sono relativi, per 724 milioni di euro, a Findomestic Banca S.p.A.

L'incremento della voce B.1 "Conti correnti e depositi liberi" è pressoché interamente dovuto al finanziamento concesso a Centro Leasing Banca S.p.A., che al 31 dicembre 2005 era classificato nella voce 70 "Crediti verso clientela".

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti	1.507	1.454	3,6%
2. Pronti contro termine attivi			
3. Mutui	4.811	3.833	25,5%
4. Carte di credito, prestiti personali e cessioni del quinto	94	87	8,0%
5. Locazione finanziaria			
6. Factoring			
7. Altre operazioni	3.478	3.173	9,6%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	260	281	-7,5%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	**10.150**	**8.828**	**15,0%**
Totale (fair value)	**10.696**	**9.232**	**15,9%**

7.2 Crediti verso clientela: composizione per debitori/emittenti

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito:			
a) Governi			
b) Altri Enti pubblici			
c) Altri emittenti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
2. Finanziamenti verso:	**9.890**	**8.548**	**15,7%**
a) Governi	36	45	-20,0%
b) Altri Enti pubblici	204	169	20,7%
c) Altri soggetti	9.650	8.334	15,8%
- imprese non finanziarie	6.559	5.529	18,6%
- imprese finanziarie	590	660	-10,6%
- assicurazioni	27	14	92,9%
- altri	2.474	2.131	16,1%
3. Attività deteriorate:	**260**	**280**	**-7,1%**
a) Governi			
b) Altri Enti pubblici			
c) Altri soggetti	260	280	-7,1%
- imprese non finanziarie	203	226	-10,2%
- imprese finanziarie	1	1	0,0%
- assicurazioni			
- altri	56	53	5,7%
4. Attività cedute non cancellate:			
a) Governi			
b) Altri Enti pubblici			
c) Altri soggetti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
Totale	**10.150**	**8.828**	**15,0%**

Sezione 8 - Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati/Attività sottostanti	31 dicembre 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	***4***					***4***	***42***	***-90,5%***
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati	4					4	42	-90,5%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**4**					**4**	**42**	**-90,5%**
Totale (A+B)	**4**					**4**	**42**	**-90,5%**

La rilevante diminuzione dei derivati di copertura è dovuta principalmente all'andamento dei tassi swap, notevolmente incrementati nel corso del 2006; tale incremento si sostanzia in un impatto negativo sul fair value in quanto le operazioni di copertura stipulate prevedono il pagamento del tasso variabile sulla "gamba pay" e l'incasso del tasso fisso sulla "gamba receive".

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	4			x		x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	**4**							

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate, controllate in modo congiunto o sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Quota di partecipazione %	Disponibilità voti %
A. Imprese controllate in via esclusiva			
1. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	73,570	
2. Cassa di Risparmio della Spezia S.p.A.	La Spezia	68,093	
3. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	60,000	
4. Cassa di Risparmio di Pistoia e Pescia S.p.A.*	Pistoia	53,096	0,000%*
5. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (Roma)	51,000	
6. Infogroup S.p.A.	Firenze	94,000	
7. Centrovita Assicurazioni S.p.A.	Firenze	43,000	
8. Perseo Finance S.r.l.	Conegliano Veneto (TV)	60,000	
9. Citylife S.p.A.	Firenze	60,000	
10. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	80,000	
11. CR Firenze Mutui S.r.l.	Conegliano Veneto (TV)	10,000	
12. Immobiliare Nuova Sede S.r.l.	Firenze	100,000	
13. Tebe Tours S.p.A.	Mirandola (MO)	100,000	
14. Banca C.R. Firenze Romania S.A.	Bucarest (RO)	56,227	
B. Imprese controllate in modo congiunto			
15. Soprarno SGR S.p.A.	Firenze	50,000	
16. Findomestic Banca S.p.A.	Firenze	47,170	
C. Imprese sottoposte ad influenza notevole			
17. Centro Leasing Banca S.p.A.	Firenze	33,920	
18. Centro Factoring S.p.A.	Firenze	41,767	

* Si tratta di azioni di risparmio non aventi diritto di voto nell'Assemblea ordinaria.

10.2 Partecipazioni in società controllate, controllate in modo congiunto o sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo (1)	Ricavi totali (2)	Utile (Perdita)	Patrimonio netto (3)	Valore di bilancio	Fair value (4)
A. Imprese controllate in via esclusiva						
1. Cassa di Risparmio di Orvieto S.p.A.	646	45	5	47	74	
2. Cassa di Risparmio della Spezia S.p.A.	1.912	117	15	191	241	
3. Cassa di Risparmio di Pistoia e Pescia S.p.A. (5)	2.619	159	21	253	183	
4. Cassa di Risparmio di Civitavecchia S.p.A.	834	52	7	77	50	
5. Infogroup S.p.A.	50	81	3	10	2	
6. Centrovita Assicurazioni S.p.A.	2.788	723	16	63	16	
7. Perseo Finance S.r.l						
8. Citylife S.p.A.	1	1		1		
9. CR Firenze Gestion Internationale S.A.	34	69	19	21		
10. CR Firenze Mutui S.r.l						
11. Immobiliare Nuova Sede S.r.l	42	10		13	19	
12. Tebe Tours S.p.A.						
13. Banca C.R. Firenze Romania S.A.	73	7		15	31	
B. Imprese controllate in modo congiunto						
14. Soprarno SGR S.p.A.	2			2	1	
15. Findomestic Gruppo	10.184	959	106	734	220	
C. Imprese sottoposte ad influenza notevole						
16. Gruppo Centro Leasing	3.382	210	6	170	52	
17. Centro Factoring S.p.A.	1.004	57	5	53	15	
Totale	**23.571**	**2.490**	**203**	**1.650**	**904**	

Laddove non è indicato alcun valore l'importo risulta essere inferiore al milione di euro.

(1) I dati contabili sono desunti dai bilanci al 31 dicembre 2006 approvati dai rispettivi Consigli di Amministrazione.
(2) I ricavi totali indicano l'importo complessivo delle componenti reddituali che presentano segno positivo al lordo delle imposte.
(3) Il patrimonio netto include l'utile dell'esercizio.
(4) Il *fair value* non è indicato in quanto non vi sono società sottoposte ad influenza notevole quotate in borsa.
(5) Il valore di bilancio di tale partecipazione include un importo, pari a 14,1 milioni di euro, relativo a n. 21.208.400 azioni di risparmio.

10.3 Partecipazioni: variazioni annue

	31 dicembre 2006	31 dicembre 2005
A. Esistenze iniziali	**1.006**	**943**
B. Aumenti	**53**	**65**
B.1 Acquisti	53	46
B.2 Riprese di valore		
B.3 Rivalutazioni		
B.4 Altre variazioni		19
C. Diminuzioni	**(155)**	**(2)**
C.1 Vendite	(13)	
C.2 Rettifiche di valore		(2)
C.3 Altre variazioni	(142)	
D. Rimanenze finali	**904**	**1.006**
E. Rivalutazioni totali		
F. Rettifiche totali	14	14

Gli acquisti di cui alla voce B.1 riguardano principalmente l'acquisto della partecipazione in Banca C.R. Firenze Romania, per un importo pari a 30,6 milioni di euro, nonchè l'ulteriore quota acquisita in Centro Leasing Banca S.p.A. per un importo pari a 21,2 milioni di euro.

Le vendite di cui alla voce C.1 riguardano la partecipazione in Centro Leasing Banca S.p.A per 10,8 milioni di euro e la cessione della società di riscossione tributi Cerit S.p.A. per 2,6 milioni di euro.

Le altre variazioni di cui alla voce C.3 riguardano esclusivamente la partecipazione in CR Mirandola, la quale è stata oggetto di fusione per incorporazione con effetto 1° gennaio 2006.

Sezione 11 - Attività materiali - Voce 110

11.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività ad uso funzionale			
1.1 di proprietà	**198**	**198**	**0,0%**
a) terreni	59	57	3,5%
b) fabbricati	117	122	-4,1%
c) mobili	10	8	25,0%
d) impianti elettronici	4	4	0,0%
e) altre	8	7	14,3%
1.2 acquisite in locazione finanziaria	**3**	**3**	**0,0%**
a) terreni	1	1	0,0%
b) fabbricati	2	2	0,0%
c) mobili			
d) impianti elettronici			
e) altre			
Totale A	**201**	**201**	**0,0%**
B. Attività detenute a scopo di investimento			
2.1 di proprietà			
a) terreni			
b) fabbricati			
2.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
Totale B			
Totale (A+B)	**201**	**201**	**0,0%**

11.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate			
Attività/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività ad uso funzionale			
1.1 di proprietà			
a) terreni			
b) fabbricati			
c) mobili			
d) impianti elettronici			
e) altre			
1.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
c) mobili			
d) impianti elettronici			
e) altre			
Totale A			
B. Attività detenute a scopo di investimento			
2.1 di proprietà	**51**	**50**	**2,0%**
a) terreni	15	15	0,0%
b) fabbricati	36	35	2,9%
2.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
Totale B	**51**	**50**	**2,0%**
Totale (A+B)	**51**	**50**	**2,0%**

11.3 Attività materiali ad uso funzionale: variazioni annue

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	Totale
A. Esistenze iniziali lorde	**58**	**216**	**17**	**9**	**22**	**321**
A.1 Riduzioni di valore totali nette		(92)	(8)	(5)	(15)	(120)
A.2 Esistenze iniziali nette	**58**	**124**	**9**	**4**	**7**	**201**
B. Aumenti	**3**	**6**	**3**	**2**	**4**	**18**
B.1 Acquisti			2	1	3	6
B.2 Spese per migliorie capitalizzate						
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento						
B.7 Altre variazioni	3	6	1	1	1	12
C. Diminuzioni	**(2)**	**(10)**	**(1)**	**(3)**	**(3)**	**(19)**
C.1 Vendite	(1)	(1)				(2)
C.2 Ammortamenti		(6)	(1)	(3)	(3)	(13)
C.3 Rettifiche di valore da deterioramento imputate a						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a:						
a) attività materiali detenute a scopo di investimento						
b) attività in via di dismissione	(1)	(3)				(4)
C.7 Altre variazioni						
D. Rimanenze finali nette	**59**	**120**	**11**	**3**	**8**	**201**
D.1 Riduzioni di valore totali nette		98	8	5	13	124
D.2 Rimanenze finali lorde	**59**	**218**	**19**	**8**	**21**	**325**
E. Valutazione al costo						

Le voce B.7 "Altre variazioni" è pressochè interamente dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

Le voce C.6 b) "Trasferimenti a: attività in via di dismissioni" è interamente dovuta all'operazione di cessione di ramo d'azienda effettuata il 1° gennaio 2007 nei confronti della Cassa di Risparmio della Spezia S.p.A.

11.4 Attività materiali detenute a scopo di investimento: variazioni annue

	31 dicembre 2006	
	Terreni	Fabbricati
A. Esistenze iniziali	**15**	**35**
B. Aumenti	**1**	**2**
B.1 Acquisti		
B.2 Spese per migliorie capitalizzate		
B.3 Variazioni positive nette di fair value	1	1
B.4 Riprese di valore		
B.5 Differenze di cambio positive		
B.6 Trasferimenti da immobili ad uso funzionale		
B.7 Altre variazioni		
C. Diminuzioni	**(1)**	**(1)**
C.1 Vendite	(1)	(1)
C.2 Ammortamenti		
C.3 Variazioni negative nette di fair value		
C.4 Rettifiche di valore da deterioramento		
C.5 Differenze di cambio negative		
C.6 Trasferimenti ad altri portafogli di attività		
a) immobili ad uso funzionale		
b) attività non correnti in via di dismissione		
C.7 Altre variazioni		
D. Rimanenze finali	**15**	**36**
E. Valutazione al fair value		

Le voce B.7 "Altre variazioni" è pressochè interamente dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

Sezione 12 - Attività immateriali - Voce 120

12.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	31 dicembre 2006		31 dicembre 2005		variazioni %	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	x	87	x	11		690,9%
A.2 Altre attività immateriali						
A.2.1 Attività valutate al costo:						
a) Attività immateriali generate internamente						
b) Altre attività	11		15		-26,7%	
A.2.2 Attività valutate al fair value:						
a) Attività immateriali generate internamente						
b) Altre attività						
Totale	**11**	**87**	**15**	**11**	**-26,7%**	**690,9%**

L'avviamento si riferisce pressoché interamente all'acquisizione della filiale di Bologna dall'ex Banco di Napoli S.p.A. ed all'incorporazione della Cassa di Risparmio di Mirandola S.p.A., per importi rispettivamente pari a 11 milioni di euro e 76 milioni di euro.

L'incremento della voce A.1 "Avviamento" è interamente dovuto all'importo iscritto a seguito della fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

12.2 Attività immateriali: variazioni annue

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		Totale
		Lim	Illim	Lim	Illim	
A. Esistenze iniziali	**11**			**64**		**75**
A.1 Riduzioni di valore totali nette				(49)		(49)
A.2 Esistenze iniziali nette	11			15		26
B. Aumenti	**76**			**9**		**85**
B.1 Acquisti	76			9		85
B.2 Incrementi di attività immateriali interne	x					
B.3 Riprese di valore	x					
B.4 Variazioni positive di fair value:						
- a patrimonio netto	x					
- a conto economico	x					
B.5 Differenze di cambio positive						
B.6 Altre variazioni						
C. Diminuzioni				**(13)**		**(13)**
C.1 Vendite						
C.2 Rettifiche di valore				(13)		(13)
- Ammortamenti	x			(13)		(13)
- Svalutazioni:						
+ patrimonio netto	x					
+ conto economico						
C.3 Variazioni negative di fair value:						
- a patrimonio netto	x					
- a conto economico	x					
C.4 Trasferimenti alle attività non correnti in via di dismissione						
C.5 Differenze di cambio negative						
C.6 Altre variazioni						
D. Rimanenze finali nette	**87**			**11**		**98**
D.1 Rettifiche di valore totali nette				62		62
E. Rimanenze finali lorde	**87**			**73**		**160**
F. Valutazione al costo						

Legenda
Lim: a durata limitata
Illim: a durata illimitata

Sezione 13 - Le attività fiscali e le passività fiscali - Voce 130 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale della Banca e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRES e IRAP, che a livello di sistema risultano rispettivamente pari al 33% e al 4,25%.

A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale.

Si precisa che la voce "Capitale" include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 117,5 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

13.1 Attività per imposte anticipate: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti	24	18	33,3%
Titoli		3	-100,0%
Fondi per rischi ed oneri	24	17	41,2%
Fondo di quiescienza per il personale	7	7	0,0%
Fondo TFR	6	7	-14,3%
Avviamento	1	1	0,0%
Altro	2	1	100,0%
Totale	**64**	**54**	**18,5%**

13.2 Passività per imposte differite: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti		3	-100,0%
Titoli	4	11	-63,6%
Avviamento	1	1	0,0%
Immobili	3	3	0,0%
Altro	3	1	200,0%
Totale	**11**	**19**	**-42,1%**

13.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**54**	**51**
2. Aumenti	**41**	**24**
2.1 Imposte anticipate rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) riprese di valore		
d) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	38	24
2.3 Altri aumenti	3	
3. Diminuzioni	**(31)**	**(21)**
3.1 Imposte anticipate annullate nell'esercizio		
a) rigiri	(31)	(21)
b) svalutazioni per sopravvenuta irrecuperabilità		
c) mutamento di criteri contabili		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	**64**	**54**

La voce 2.2 "Nuove imposte o incrementi di aliquote fiscali" è principalmente dovuta a rettifiche di valore su crediti e ad accantonamenti per rischi ed oneri eccedenti rispetto a quanto consentito dalla normativa fiscale vigente.

La voce 2.3 "Altri aumenti" è interamente riconducibile alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

13.4 Variazioni delle imposte differite (in contropartita del conto economico)

	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**11**	**15**
2. Aumenti	**4**	**5**
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		5
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	3	
2.3 Altri aumenti	1	
3. Diminuzioni	**(7)**	**(9)**
3.1 Imposte differite annullate nell'esercizio		
a) rigiri	(7)	(9)
b) dovute al mutamento di criteri contabili		
c) altre		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	**8**	**11**

La voce 2.3 "Altri aumenti" è interamente riconducibile alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

13.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)		
	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**8**	**28**
2. Aumenti		**7**
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali		7
2.3 Altri aumenti		
3. Diminuzioni	**(5)**	**(27)**
3.1 Imposte differite annullate nell'esercizio		
a) rigiri	(5)	(27)
b) dovute al mutamento di criteri contabili		
c) altre		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	**3**	**8**

13.7 Altre informazioni

Informazioni relative alla fiscalità corrente

La voce 130 a) "Attività fiscali correnti" è così costituita:

	31 dicembre 2006	31 dicembre 2005	variazioni %
Acconti per imposte dirette dell'esercizio in corso	51	36	41,7%
Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale	27	21	28,6%
Acconti per imposte indirette	16	12	33,3%
Crediti d'imposta in conto interessi	3	4	-25,0%
Crediti d'imposta in conto capitale	7	7	0,0%
Crediti d'imposta per anticipi sul trattamento di fine rapporto	2	4	-50,0%
Altri crediti d'imposta	1	2	-50,0%
Totale	**107**	**86**	**24,4%**

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti dalla Banca per conto delle società aderenti al Consolidato Fiscale Nazionale, istituto giuridico disciplinato dagli articoli 117 e seguenti del D.P.R. n. 917/1986.

Nel corso del 2006 la voce 80 a) "Passività fiscali correnti" ha registrato le seguenti movimentazioni:

Saldo iniziale	**80**
Incrementi	**105**
Accertamenti per imposte correnti con imputazione a conto economico	70
Accertamenti per imposte correnti con imputazione a patrimonio netto	2
Variazione per imposte correnti derivanti dal Consolidato Fiscale Nazionale	34
Decrementi	**(78)**
Pagamenti delle imposte sul reddito dell'esercizio precedente	(51)
Pagamento delle imposte correnti derivanti dal Consolidato Fiscale Nazionale	(27)
Saldo finale	**108**

Informazioni relative alle agevolazioni ai sensi della "Legge Ciampi"

Per quanto riguarda le operazioni di retrocessione di cespiti non strumentali agli Enti conferenti di cui agli articoli 14, 16 e 17 della "Legge Ciampi", nel corso dell'anno 2005 la Banca aveva ricevuto un'ispezione da parte dell'Agenzia delle Entrate della Direzione Regionale Toscana, effettuata su mandato della Direzione Centrale Accertamento ("DCA") e finalizzata alla verifica della corretta restituzione dell'importo effettivamente "risparmiato" usufruendo delle relative agevolazioni; al termine della suddetta ispezione erano state ritenute riconducibili a tali agevolazioni le operazioni di retrocessione delle opere d'arte all'Ente Cassa di Risparmio di Firenze ("Ente") avvenute nell'anno 2000 e sempre considerate fuori campo IVA sulla scorta di plurimi pareri rilasciati dai nostri consulenti. In data 12 dicembre 2005 la DCA aveva pertanto inviato una lettera richiedendo alla Banca, a conclusione dell'attività di recupero delle agevolazioni sopra indicate, il versamento dell'IVA non applicata in occasione delle operazioni di retrocessione effettuate si sensi della "Legge Ciampi", inclusivo di sanzioni ed interessi; successivamente, con lettera inviata dalla DCA in data 11 maggio 2006, è stata peraltro "abbandonata ogni pretesa erariale nei confronti della Banca CR Firenze", a seguito delle precisazioni fornite in proposito dalla Commissione Europea con nota D/51213 del 9 febbraio 2006.

Sezione 14 - Attività non correnti e gruppi di attività in via di dismissione e passività associate - Voce 140 dell'attivo e Voce 90 del passivo

14.1 Attività non correnti e gruppi di attività in via di dismissione: composizione per tipologia di attività	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Singole attività			
A.1 Partecipazioni			
A.2 Attività materiali			
A.3 Attività immateriali			
A.4 Altre attività non correnti			
Totale A			
B. Gruppi di attività (unità operative dismesse)			
B.1 Attività finanziarie detenute per la negoziazione			
B.2 Attività finanziarie valutate al fair value			
B.3 Attività finanziarie disponibili per la vendita			
B.4 Attività finanziarie detenute sino alla scadenza			
B.5 Crediti verso banche			
B.6 Crediti verso clientela	150		100,0%
B.7 Partecipazioni			
B.8 Attività materiali	4		100,0%
B.9 Attività immateriali			
B.10 Altre attività			
Totale B	**154**		**100,0%**
C. Passività associate ad attività non correnti in via di dismissione			
C.1 Debiti			
C.2 Titoli			
C.3 Altre passività			
Totale C			
D. Passività associate a gruppi di attività in via di dismissione			
D.1 Debiti verso banche	30		100,0%
D.2 Debiti verso clientela	112		100,0%
D.3 Titoli in circolazione	5		100,0%
D.4 Passività finanziarie di negoziazione			
D.5 Passività finanziarie valutate al fair value			
D.6 Fondi			
D.7 Altre passività	2		100,0%
Totale D	**149**		**100,0%**

La presente Sezione accoglie i gruppi di attività e le passività riconducibli alla cessione di 10 filiali alla Cassa di Risparmio della Spezia S.p.A., avvenuta in data 1° gennaio 2007.

Al 31 dicembre 2005 non erano presenti attività e/o passività non correnti in corso di dismissione.

Sezione 15 - Altre attività - Voce 150

15.1 Altre attività: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	34	27	25,9%
Assegni di terzi in giacenza presso la cassa	44	40	10,0%
Assegni tratti sull'azienda in giacenza presso la cassa	1	1	0,0%
Partite viaggianti tra filiali	71	42	69,0%
Ratei attivi non riconducibili a voce propria	4		100,0%
Risconti attivi non riconducibili a voce propria	5	3	66,7%
Altre	96	77	24,7%
Totale	**255**	**190**	**34,2%**

Al 31 dicembre 2006 la voce "Altre" include accertamenti di bilancio per 35,7 milioni di euro e partite non imputabili ad altre voci per 28,3 milioni di euro.

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Debiti verso Banche Centrali	**70**	**90**	**-22,2%**
2. Debiti verso banche	**959**	**1.101**	**-12,9%**
2.1 Conti correnti e depositi liberi	363	317	14,5%
2.2 Depositi vincolati	243	490	-50,4%
2.3 Finanziamenti	131	87	50,6%
2.3.1 locazione finanziaria			
2.3.2 altri	131	87	50,6%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali			
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	222	207	7,2%
2.5.1 pronti contro termine passivi	222	207	7,2%
2.5.2 altre			
2.6 Altri debiti			
Totale	**1.029**	**1.191**	**-13,6%**
Fair value	**1.029**	**1.191**	**-13,6%**

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti e depositi liberi	7.162	6.352	12,8%
2. Depositi vincolati	1	2	-50,0%
3. Fondi di terzi in amministrazione		1	-100,0%
4. Finanziamenti	2	3	-33,3%
4.1 locazione finanziaria	2	2	0,0%
4.2 altri		1	-100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali			
6. Passività a fronte di attività cedute non cancellate dal bilancio	736	580	26,9%
6.1 pronti contro termine passivi	736	580	26,9%
6.2 altre			
7. Altri debiti	125	90	38,9%
Totale	**8.026**	**7.028**	**14,2%**
Fair value	**8.026**	**7.028**	**14,2%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Valori	31 dicembre 2006		31 dicembre 2005		variazioni %	
	Valore di bilancio	Fair value	Valore di bilancio	Fair value	Valore di bilancio	Fair value
A. Titoli quotati						
1. Obbligazioni						
1.1 strutturate						
1.2 altre						
2. Altri titoli						
2.1 strutturati						
2.2 altri						
B. Titoli non quotati	**4.144**	**4.114**	**3.617**	**3.637**	**14,6%**	**13,1%**
1. Obbligazioni	4.010	3.980	3.477	3.497	15,3%	13,8%
1.1 strutturate	*225*	*225*	*425*	*425*	*-47,1%*	*-47,1%*
1.2 altre	*3.785*	*3.755*	*3.052*	*3.072*	*24,0%*	*22,2%*
2. Altri titoli	134	134	140	140	-4,3%	-4,3%
2.1 strutturati						
2.2 altri	*134*	*134*	*140*	*140*	*-4,3%*	*-4,3%*
Totale	**4.144**	**4.114**	**3.617**	**3.637**	**14,6%**	**13,1%**

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

	valore nominale	valore computabile nel patrimonio di vigilanza	Società emittente	data di emissione	data di scadenza	tasso d'interesse contrattuale
Prestito obbligazionario subordinato di secondo livello	145	58	Banca CR Firenze S.p.A.	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
Prestito obbligazionario subordinato di secondo livello	78	16	Banca CR Firenze S.p.A.	giu-01	giu-08	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-02	giu-12	Euribor a 6 mesi + 1,40%
Prestito obbligazionario subordinato di secondo livello	50	20	Banca CR Firenze S.p.A.	lug-02	lug-09	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	30	24	Banca CR Firenze S.p.A.	feb-03	feb-10	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	dic-03	dic-13	Euribor a 6 mesi + 0,95%
Prestito obbligazionario subordinato di secondo livello	23	23	Banca CR Firenze S.p.A.	feb-04	feb-11	Euribor a 3 mesi + 0,30%
Prestito obbligazionario subordinato di secondo livello	40	24	Banca CR Firenze S.p.A.	lug-04	lug-11	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	150	150	Banca CR Firenze S.p.A.	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
Prestito obbligazionario subordinato di secondo livello	16	16	Banca CR Firenze S.p.A.	mag-05	mag-15	Euribor a 3 mesi + 0,45%
Prestito obbligazionario subordinato di secondo livello	85	85	Banca CR Firenze S.p.A.	mag-06	mag-13	Euribor a 6 mesi
Prestito obbligazionario subordinato di terzo livello	60	-	Banca CR Firenze S.p.A.	dic-06	dic-09	Euribor a 3 mesi + 0,25%
Totale Titoli subordinati	**1.077**	**816**				

Si precisa che per nessuno dei titoli subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

3.3 Titoli in circolazione: titoli oggetto di copertura specifica

	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli oggetto di copertura specifica del fair value:			
a) rischio di tasso di interesse	1.466	1.284	14,2%
b) rischio di cambio			
c) più rischi			
2. Titoli oggetto di copertura specifica dei flussi finanziari:			
a) rischio di tasso di interesse			
b) rischio di cambio			
c) altro			

I titoli oggetto di copertura al fair value sono rappresentati dalle obbligazioni strutturate e dalle obbligazioni lineari a tasso fisso.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli/Valori	31 dicembre 2006				31 dicembre 2005			
	Valore nominale o nozionale	Fair value		Fair value*	Valore nominale o nozionale	Fair value		Fair value*
		quotati	non quotati			quotati	non quotati	
A. Passività per cassa								
1. Debiti verso banche								
2. Debiti verso clientela								
3. Titoli di debito								
3.1 Obbligazioni								
3.1.1 Strutturate				x				x
3.1.2 Altre obbligazioni				x				x
3.2 Altri titoli								
3.2.1 Strutturati				x				x
3.2.2 Altri				x				x
Totale A								
B. Strumenti derivati	**x**			**x**	**x**			**x**
1. Derivati finanziari			50				36	
1.1 Di negoziazione	x		30	x	x		35	x
1.2 Connessi con la fair value option	x			x	x			x
1.3 Altri	x		20	x	x		1	x
2. Derivati creditizi								
2.1 Di negoziazione	x			x	x			x
2.2 Connessi con la fair value option	x			x	x			x
2.3 Altri	x			x	x			x
Totale B	**x**		**50**	**x**	**x**		**36**	**x**
Totale (A+B)	**x**		**50**	**x**	**x**		**36**	**x**

* Fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione.

4.4 Passività finanziarie di negoziazione: strumenti derivati

Tipologie derivati/attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Derivati quotati								
1. Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2. Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1. Derivati finanziari:	***29***	***1***	***17***		***3***	***50***	***36***	***38,9%***
• con scambio di capitale		1				1	1	0,0%
- opzioni emesse		1				1	1	0,0%
- altri derivati								
• senza scambio di capitale	29		17		3	49	35	40,0%
- opzioni emesse			17			17	7	142,9%
- altri derivati	29				3	32	28	14,3%
2. Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**29**	**1**	**17**		**3**	**50**	**36**	**38,9%**
Totale (A+B)	**29**	**1**	**17**		**3**	**50**	**36**	**38,9%**

Sezione 6 - Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati/Attività sottostanti	31 dicembre 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	***27***					***27***	***13***	***107,7%***
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale	27					27	13	107,7%
- opzioni emesse								
- altri derivati	27					27	13	107,7%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**27**					**27**	**13**	**107,7%**
Totale (A+B)	**27**					**27**	**13**	**107,7%**

Relativamente alle variazioni che hanno interessato i derivati di copertura si rimanda a quanto riportato in calce alla tabella 8.1 della Sezione 8 dell'Attivo della presente nota integrativa.

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura

Operazioni/Tipo di copertura	Fair value						Flussi di cassa	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	27					x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	**27**							

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 13 dell'attivo.

Sezione 9 - Passività associate ad attività in via di dismissione - Voce 90

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
Debiti tributari verso l'erario e per Consolidato Fiscale Nazionale	43	47	-8,5%
Somme a disposizione della clientela	44	24	83,3%
Altri debiti verso il personale	29	15	93,3%
Partite viaggianti tra filiali	65	32	103,1%
Partite in corso di lavorazione	45	28	60,7%
Ratei passivi non riconducibili a voce propria	4		100,0%
Risconti passivi non riconducibili a voce propria	2	2	0,0%
Debiti a fronte del deterioramento di crediti	5	3	66,7%
Altre	285	271	5,2%
Totale	**522**	**422**	**23,7%**

Al 31 dicembre 2006 la voce "Altre" include bonifici su base monetaria in attesa di regolamento per 132,4 milioni di euro, debiti verso fornitori per 38,8 milioni di euro, partite diverse presso le dipendenze per 18,6 milioni di euro ed accertamenti di bilancio per 10,2 milioni di euro.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	31 dicembre 2006	31 dicembre 2005
A. Esistenze iniziali	**141**	**137**
B. Aumenti	**14**	**17**
B.1 Accantonamento dell'esercizio	10	16
B.2 Altre variazioni in aumento	4	1
C. Diminuzioni	**25**	**13**
C.1 Liquidazioni effettuate	23	13
C.2 Altre variazioni in diminuzione	2	
D. Rimanenze finali	**130**	**141**

Al 31 dicembre 2006 la voce B.2 "Altre variazioni in aumento" è riferita al recepimento dei valori relativi alla Cassa di Risparmio di Mirandola S.p.A., incorporata con effetti contabili dal 1° gennaio 2006.

Il rilevante aumento della voce C.1 "Liquidazioni effettuate" è dovuto all'elevato numero di dipendenti collocati in quiescienza nell'anno 2006.

La voce C.2 "Altre variazioni in diminuzione" si riferisce principalmente alla quota di trattamento di fine rapporto relativa ai dipendenti trasferiti alla Cassa di Risparmio della Spezia S.p.A. nell'ambito della cessione di ramo d'azienda effettuata con decorrenza 1° gennaio 2007.

11.2 Altre informazioni
Si precisa che al 31 dicembre 2006 l'importo del trattamento di fine rapporto determinato secondo i vigenti contratti di lavoro e normative civilistiche ammonta a 111,9 milioni di euro, rispetto a 118,4 milioni di euro risultanti alla fine dell'esercizio precedente.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1 Fondi di quiescenza aziendali	143	138	3,6%
2. Altri fondi per rischi ed oneri	54	41	31,7%
2.1 controversie legali	*18*	*14*	*28,6%*
2.2 oneri per il personale	*19*	*11*	*72,7%*
2.3 altri	*17*	*16*	*6,3%*
Totale	**197**	**179**	**10,1%**

I Fondi di quiescenza aziendali sono relativi a:

1) Fondo integrativo pensionistico del personale della Banca, costituito in base agli accordi sindacali del 21 maggio 1985 e del 5 novembre 1998, che prevedono l'esistenza di:
   - un Fondo a prestazione definita in aggiunta all'Assicurazione Generale Obbligatoria ("AGO") od al Fondo di Previdenza "ex esonerato", per i dipendenti assunti prima del 27 aprile 1993;
   - un Fondo a contribuzione definita, per i dipendenti assunti dopo il 27 aprile 1993;
2) Fondo integrativo pensionistico della Cassa di Risparmio di Mirandola S.p.A, incorporata con effetti contabili dal 1° gennaio 2006. L'importo relativo a tale fondo, pari a circa 3 milioni di euro, corrisponde al 100% del valore calcolato ai sensi dello IAS 19, come illustrato nella successiva Sezione 12.3.1.

Si precisa inoltre che tra i fondi di quiescenza aziendali è ricompreso un fondo di importo non significativo costituito per far fronte alla corresponsione di integrazioni di pensioni agli ex dipendenti iscritti alla Cassa Pensione Dipendenti Enti Locali (CPDEL), facenti carico alla Banca in base ad accordi sindacali.

Per quando riguarda il Fondo integrativo pensionistico del personale della Banca ("FIP") si ricorda che nell'anno 1999, in base all'accordo del 5 novembre 1998, è stato costituito il Patrimonio di destinazione del FIP ai sensi dell'articolo 2117 c.c., tramite il conferimento di valori mobiliari amministrati da un Comitato Referente appositamente nominato; di conseguenza, al presente bilancio è stato allegato il Rendiconto patrimoniale ed economico annuale del suddetto FIP, nel quale sono riportate anche le informazioni relative alla cosiddetta "aliquota di equilibrio" stabilita dagli accordi sindacali attualmente in vigore.

Si ricorda inoltre che ai sensi dell'ultimo comma dell'articolo 2 dello Statuto del Fondo di Previdenza "ex esonerato", Banca CR Firenze S.p.A. è solidalmente responsabile verso gli iscritti, i pensionati ed i terzi per le obbligazioni statutarie di tale Fondo; considerando l'attuale situazione di equilibrio tra obbligazioni e patrimonio in cui si trova il suddetto Fondo, come risulta dal relativo bilancio tecnico attuariale, non si prevede la necessità di un intervento da parte della Banca.

Per effetto della Legge n. 218/1990 e del Decreto Legislativo n. 357/1990, a decorrere dal 1° gennaio 1991 tutto il personale è iscritto all'AGO presso l'INPS, che eroga le pensioni anche ai dipendenti cessati dal servizio anteriormente a tale data. Banca CR Firenze S.p.A. è tenuta a garantire per venti anni l'equilibrio finanziario della gestione previdenziale; i calcoli attuariali effettuati da un attuario esterno con riferimento alla data del 1° gennaio 2006 evidenziano peraltro che la gestione della previdenza del personale non produrrà deficit per l'INPS.

La voce 2.3 "altri" si riferisce principalmente agli importi stanziati a fronte di revocatorie e del piano di fidelizzazione dei promotori finanziari.

12.2 Fondi per rischi e oneri: variazioni annue

	Fondi di quiescenza	Altri fondi	Totale
A. Esistenze iniziali	**138**	**41**	**179**
B. Aumenti	**17**	**22**	**39**
B.1 Accantonamento dell'esercizio	8	21	29
B.2 Variazioni dovute al passare del tempo		1	1
B.3 Variazioni dovute a modifiche del tasso di sconto			
B.4 Altre variazioni in aumento	9		9
C. Diminuzioni	**12**	**9**	**21**
C.1 Utilizzo nell'esercizio	9	9	18
C.2 Variazioni dovute a modifiche del tasso di sconto			
C.3 Altre variazioni in diminuzione	3		3
D. Rimanenze finali	**143**	**54**	**197**

La voce B.1 "Accantonamento dell'esercizio" relativa agli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2006, determinati al netto dei recuperi avvenuti sugli stanziamenti connessi alle revocatorie su crediti cartolarizzati.

La voce B.4 "Altre variazioni" si riferisce ai rendimenti della gestione finanziaria dell'anno relativa ai "Fondi di quiescenza" ed all'apporto del fondo integrativo pensionistico della Cassa di Riparmio di Mirandola S.p.A., incorporata con effetti contabili a partire dal 1° gennaio 2006.

12.3 Fondi di quiescenza aziendali a prestazione definita

Si riportano di seguito le informazioni riguardanti la voce 120, relativa ai fondi di quiescenza a prestazione definita, secondo quanto richiesto dallo IAS 19 "Benefici ai dipendenti"; in proposito si precisa che in base agli accordi sindacali vigenti tale principio risulta attualmente applicabile esclusivamente alla quota dei fondi di pertinenza della Cassa di Risparmio di Mirandola S.p.A., incorporata con effetti contabili a partire dal 1° gennaio 2006, in quanto per i fondi a prestazione definita della Banca, ancorchè valutati secondo il principio IAS 19 gli accantonamenti vengono determinati applicando il principio IAS 37, essendo contrattualmente prevista una limitazione dell'impegno a carico dell'azienda. Il rendiconto del fondo di pertinenza della Cassa di Risparmio di Mirandola S.p.A. non viene riportato negli allegati al presente bilancio in quanto le relative movimentazioni sono esclusivamente legate al pagamento delle pensioni ed all'adeguamento della riserva matematica, come descritto nella successiva Sezione 12.3.2, mentre tra i suddetti allegati viene riportato il rendiconto del FIP della Banca.

12.3.1 Illustrazione dei fondi

Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da un attuario esterno indipendente, con il "metodo dell'unità di credito proiettata" (*Projected Unit Credit Method*). Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati", considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale; la passività attuariale deve pertanto essere quantificata sulla base delle sole anzianità maturate alla data di valutazione e la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali, etc), fino all'epoca di cessazione del rapporto di lavoro; si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati correttivi.
Il tasso di attualizzazione utilizzato per le valutazioni è determinato con riferimento al rendimento di mercato di titoli zero coupon bonds, in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.

Le informazioni riportate nelle Sezioni 12.3.2 e seguenti sono interamente riferite al fondo integrativo pensionistico di pertinenza della Cassa di Risparmio di Mirandola S.p.A.

12.3.2 Variazioni nell'esercizio dei fondi
Le variazioni intervenute nell'esercizio, dovute al pagamento delle pensioni ed all'adeguamento del valore delle obbligazioni a benefici definiti alla riserva matematica calcolata dall'attuario sono complessivamente di importo inferiore ad un milione di euro e pertanto non determinano alcuna variazione del valore complessivo dei suddetti fondi, che permangono pari a circa 3 milioni di euro.

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano ed altre informazioni
Attività a servizio del piano
La totalità delle attività a servizio del piano è costituita da liquidità.

12.3.4 Riconciliazione tra valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte in bilancio
Il valore contabile del fondo è pari all'ammontare della riserva matematica.

12.3.5 Descrizione delle principali ipotesi attuariali
a) Ipotesi demografiche
Le probabilità di morte prese come riferimento sono quelle relative alla popolazione italiana rilevate dall'ISTAT nell'anno 1992, distinte per sesso.
b) Ipotesi economiche-finanziarie
Le valutazioni sono state effettuate sulla base della seguente ipotesi dinamica:

Parametri	Ipotesi
Tasso di aumento delle pensioni del Fondo	1,25%
Tasso di aumento delle pensioni INPS	1,25%
Tasso di inflazione	2,00%
Tasso di attualizzazione	4,50%

12.3.6 Informazioni comparative
Lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e *fair value* del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi ed oneri - altri fondi

Voci/Componenti	31 dicembre 2006	31 dicembre 2005	variazioni %
Fondi per revocatorie su crediti cartolarizzati	3	6	-50,0%
Fondi per rischi e oneri diversi	32	24	33,3%
Fondi per rischi e oneri per il personale	19	11	72,7%
Totale	**54**	**41**	**31,7%**

Relativamente alle variazioni intervenute nei fondi sopra esposti si rimanda a quanto riportato in precedenza nella presente Sezione.

Sezione 14 - Patrimonio dell'impresa - Voci 130, 150, 160, 170, 180, 190 e 200

14.1 Patrimonio dell'impresa: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Capitale	827	648	27,6%
2. Sovrapprezzi di emissione	101	57	77,2%
3. Riserve	310	265	17,0%
4. (Azioni proprie)			
5. Riserve da valutazione	(12)	110	n.s.
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio	240	112	114,3%
Totale	**1.466**	**1.192**	**23,0%**

14.2 "Capitale" e "Azioni proprie": composizione
Al 31 dicembre 2006 il capitale sociale della Banca è pari ad euro 827.306.961, suddiviso in n° 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna.

Al 31 dicembre 2006 non sono presenti azioni proprie. Tuttavia, in data 26 giugno 2006 sono state acquistate n. 23.144 azioni proprie, per un controvalore di 0,1 milioni di euro, che sono state successivamente rivendute; tale acquisto è stato effettuato nell'ambito dell'operazione di fusione per incorporazione di CR Mirandola S.p.A. ed era finalizzato ad un'operazione di concambio con azioni CR Mirandola S.p.A., per le quali gli azionisti avevano esercitato il diritto di vendita all'incorporante, come previsto dall'articolo 2505-bis del Codice Civile.

Le interessenze dei principali Soci al 31 dicembre 2006 sono di seguito rappresentate.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	579.089.943	41,998%
Intesa Sanpaolo S.p.A.	256.497.774	18,602%
BNP Paribas S.A.	90.023.800	6,529%
Fondazione CR Spezia	53.996.960	3,916%
Fondazione CR Pistoia e Pescia	50.834.627	3,687%
Gruppo Banca Carige	34.566.245	2,507%
Sofibar S.p.A.	15.025.000	1,090%
Altri (mercato)	298.810.586	21,671%
	1.378.844.935	**100,000%**

14.3 Capitale - Numero azioni: variazioni annue

Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	**1.137.044.988**	
- interamente liberate	1.137.044.988	
- non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	1.137.044.988	
B. Aumenti	**241.823.091**	
B.1 Nuove emissioni		
- a pagamento:	90.161.819	
- *operazioni di aggregazioni di imprese*		
- *conversione di obbligazioni*		
- *esercizio di warrant*		
- *altre*	*90.161.819*	
- a titolo gratuito:	151.638.128	
- *a favore dei dipendenti*		
- *a favore degli amministratori*		
- *altre*	*151.638.128*	
B.2 Vendita di azioni proprie	23.144	
B.3 Altre variazioni		
C. Diminuzioni	**23.144**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	23.144	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni		
D. Azioni in circolazione: rimanenze finali	**1.378.844.935**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio	1.378.844.935	
- interamente liberate	1.378.844.935	
- non interamente liberate		

Come riportato nella Relazione sulla Gestione, nel corso dell'esercizio 2006 sono stati effettuati aumenti di capitale gratuiti e a pagamento.

14.4 Capitale: altre informazioni

I dati e le informazioni relative all'utile per azione sono riportati nella Sezione 21 della Parte C della presente nota integrativa. Le informazioni relative all'aumento di capitale sociale sono riportate nella Relazione sulla Gestione del presente bilancio.

14.5 Riserve di utili: altre informazioni

La voce "Riserve" di cui alla Sezione 14.1 comprende la riserva legale (136,2 milioni di euro), la riserva statutaria (10,5 milioni di euro), la riserva per avanzi di fusione (13,7 milioni di euro) derivante dall'incorporazione di Casse Toscane S.p.A., Credito Fondiario Toscano S.p.A. e Data Centro S.p.A., effettuate rispettivamente negli anni 1999, 2001 e 2005, la riserva speciale costituita ai sensi degli articoli 22 e 23 del Decreto Legislativo n. 153/1999 ("Legge Ciampi") per 15,3 milioni di euro ed altre riserve di utili per 134,3 milioni di euro (al netto della "Riserva FTA", pari a circa 93 milioni di euro).

Le suddette riserve sono da considerarsi interamente distribuibili.

Si precisa inoltre che nell'esercizio 2006 la Banca ha applicato l'articolo 109, comma 4, lettera b), del D.P.R. n. 917/1986, che consente la deducibilità delle rettifiche di valore e degli accantonamenti non imputati a conto economico; in caso di distribuzione di tutte le riserve di utili risulterebbe pertanto imponibile un importo pari a circa 4,6 milioni di euro.

14.7 Riserve da valutazione: composizione			
Voci/Componenti	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	(12)	42	n.s.
2. Attività materiali			
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari			
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione		68	-100,0%
Totale	**(12)**	**110**	**n.s.**

Il decremento della voce "Attività finanziarie disponibili per la vendita" è principalmente dovuto al rigiro a conto economico della riserva positiva a seguito della cessione della interessenza in Sanpaolo IMI S.p.A., mentre il decremento della voce "Leggi speciali di rivalutazione" è interamente legato all'aumento gratuito del capitale sociale effettuato nell'esercizio 2006.

14.8 Riserve da valutazione: variazioni annue

	Attività finanziarie disponibili per la vendita	Attività materiali	Attività immateriali	Copertura di investimenti esteri	Copertura dei flussi finanziari	Differenze di cambio	Attività non correnti in via di dismissione	Leggi speciali di rivalutazione
A. Esistenze iniziali	**42**							**68**
B. Aumenti	**26**							
B1. Incrementi di fair value	22							
B2. Altre variazioni	4							
C. Diminuzioni	**(80)**							**(68)**
C1. Riduzioni di fair value	(6)							
C2. Altre variazioni	(74)							(68)
D. Rimanenze finali	**(12)**							

La voce C.2 "Altre variazioni", colonna "Leggi speciali di rivalutazione", include l'utilizzo integrale della riserva di rivalutazione effettuato ai fini dell'aumento gratuito di capitale realizzato nell'esercizio 2006.

14.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/Valori	31 dicembre 2006		31 dicembre 2005		variazioni %	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	5	(2)	3	(3)	66,7%	-33,3%
2. Titoli di capitale	12	(29)	68	(28)	-82,4%	3,6%
3. Quote di O.I.C.R.	4	(2)	2		100,0%	100,0%
4. Finanziamenti						
Totale	**21**	**(33)**	**73**	**(31)**	**-71,2%**	**6,5%**

Le principali variazioni intervenute nelle voci sopra esposte sono illustrate nelle Sezioni 14.7 e 14.8.

14.10 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali		**40**	**2**		**42**
2. Variazioni positive	**6**	**16**	**4**		**26**
2.1 Incrementi di fair value	5	13	4		22
2.2 Rigiro a conto economico di riserve negative:	1				1
- da deterioramento					
- da realizzo	1				1
2.3 Altre variazioni		3			3
3. Variazioni negative	**(3)**	**(73)**	**(4)**		**(80)**
3.1 Riduzioni di fair value	(1)	(3)	(2)		(6)
3.2 Rigiro a conto economico da riserve positive:					
da realizzo	(1)	(70)	(1)		(72)
3.3 Altre variazioni	(1)		(1)		(2)
4. Rimanenze finali	**3**	**(17)**	**2**		**(12)**

La voce 3.2 "Rigiro a conto economico di riserve positive: da realizzo" è prevalentemente dovuta alla cessione delle interessenze in Sanpaolo IMI S.p.A., SI Holding S.p.A., Parmalat S.p.A. e Fondiaria-SAI S.p.A.

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Garanzie rilasciate di natura finanziaria			
a) Banche	13	33	-60,6%
b) Clientela	470	552	-14,9%
2) Garanzie rilasciate di natura commerciale			
a) Banche	28	23	21,7%
b) Clientela	192	144	33,3%
3) Impegni irrevocabili a erogare fondi			
a) Banche			
i) a utilizzo certo	316	377	-16,2%
ii) a utilizzo incerto	17	17	0,0%
b) Clientela			
i) a utilizzo certo	167	234	-28,6%
ii) a utilizzo incerto	62	364	-83,0%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	6	7	-14,3%
5) Attività costituite in garanzia di obbligazioni di terzi			
6) Altri impegni	23	49	-53,1%
Totale	**1.294**	**1.800**	**-28,1%**

La rilevante diminuzione della voce 3) b deriva dal minor ammontare degli impegni relativi ai mutui e conti correnti ipotecari determinati, laddove applicabile, sulla base degli stati di avanzamento lavori.

La voce 4) "Impegni sottostanti ai derivati su crediti: vendite di protezione" si riferisce alle garanzie finanziarie rilasciate che non hanno i requisiti per essere incluse tra i derivati su crediti in base ai principi IAS/IFRS.

2. Attività costituite a garanzia di proprie passività e impegni

Portafogli	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie detenute per la negoziazione			
2. Attività finanziarie valutate al fair value			
3. Attività finanziarie disponibili per la vendita	1.144	969	18,1%
4. Attività finanziarie detenute sino alla scadenza			
5. Crediti verso banche			
6. Crediti verso clientela			
7. Attività materiali			

La voce 3 "Attività finanziarie disponibili per la vendita" è prevalentemente costituita da titoli a garanzia di operazioni di "pronti contro termine" di raccolta.

3. Informazioni sul leasing operativo
Gli ammontari dei canoni relativi alle operazioni in essere alla data di chiusura dell'esercizio non sono da ritenersi rilevanti.

4. Gestione e intermediazione per conto terzi

Tipologia servizi	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Negoziazione di strumenti finanziari per conto di terzi			
a) Acquisti			
1. regolati			
2. non regolati			
b) Vendite			
1. regolate			
2. non regolate			
2. Gestioni patrimoniali			
a) individuali	2.285	2.648	-13,7%
b) collettive			
3. Custodia e amministrazione di titoli			
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)			
1. titoli emessi dalla banca che redige il bilancio	15	10	50,0%
2. altri titoli	54	422	-87,2%
b) titoli di terzi in deposito (escluse gestioni patrimoniali): altri			
1. titoli emessi dalla banca che redige il bilancio	3.024	2.618	15,5%
2. altri titoli	14.614	12.146	20,3%
c) titoli di terzi depositati presso terzi	17.592	14.895	18,1%
d) titoli di proprietà depositati presso terzi	2.222	1.878	18,3%
4. Altre operazioni			

Le gestioni patrimoniali includono gli investimenti effettuati per conto del Fondo Pensione Aperto "CRF Previdenza", costituito dalla Banca ai sensi del Decreto Legislativo n. 124/1993 ed articolato in quattro comparti (obbligazionario, obbligazionario bilanciato, bilanciato e bilanciato azionario); in accordo con la normativa vigente, i rendiconti dei singoli comparti vengono riportati in apposito allegato al presente bilancio. Relativamente alle gestioni patrimoniali a capitale protetto, a partire dall'esercizio 2002 la Banca ha effettuato due emissioni, denominate rispettivamente Orizzonti Sereni e Orizzonti Sereni Dinamici; la garanzia al cliente di poter recuperare quanto pattuito contrattualmente è stata assicurata tramite l'emissione di opzioni "put" a "premio zero" a favore della clientela sottoscrittrice, a fronte delle quali la Banca ha chiuso due distinte operazioni di copertura con intermediari di primaria importanza, per un importo pari al patrimonio investito. Il valore nozionale delle suddette opzioni alla data di chiusura dell'esercizio risulta complessivamente pari a circa 12,1 milioni di euro. Per quanto riguarda l'operatività corrente, per un continuo e costante allineamento dei volumi oggetto di garanzia viene giornalmente riscontrato l'ammontare del portafoglio complessivo in gestione con la controparte istituzionale che fornisce la copertura.

NOTA INTEGRATIVA

Parte C - Informazioni sul conto economico

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

Voci/Forme tecniche	31 dicembre 2006					31 dicembre 2005	variazioni %
	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	Totale	Totale	
	Titoli di debito	Finanziamenti					
1 Attività finanziarie detenute per la negoziazione	1				1	3	-66,7%
2 Attività finanziarie disponibili per la vendita	46				46	34	35,3%
3 Attività finanziarie detenute sino alla scadenza							
4 Crediti verso banche		45		4	49	30	63,3%
5 Crediti verso clientela		486	2		488	399	22,3%
6 Attività finanziarie valutate al fair value							
7 Derivati di copertura (*)	X	X	X	5	5	8	-37,5%
8 Attività finanziarie cedute non cancellate						1	-100,0%
9 Altre attività	X	X	X	2	2	2	0,0%
Totale	**47**	**531**	**2**	**11**	**591**	**477**	**23,9%**

(*) Rappresentano l'effetto netto dei differenziali dei contratti derivati con finalità di copertura.

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura			
Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Differenziali positivi relativi a operazioni di:			
A.1 Copertura specifica del fair value di attività			
A.2 Copertura specifica del fair value di passività	26	24	8,3%
A.3 Copertura generica del rischio di tasso di interesse			
A.4 Copertura specifica dei flussi finanziari di attività			
A.5 Copertura specifica dei flussi finanziari di passività			
A.6 Copertura generica dei flussi finanziari			
Totale differenziali positivi (A)	**26**	**24**	**8,3%**
B. Differenziali negativi relativi a operazioni di:			
B.1 Copertura specifica del fair value di attività			
B.2 Copertura specifica del fair value di passività	(21)	(16)	31,3%
B.3 Copertura generica del rischio di tasso di interesse			
B.4 Copertura specifica dei flussi finanziari di attività			
B.5 Copertura specifica dei flussi finanziari di passività			
B.6 Copertura generica dei flussi finanziari			
Totale differenziali negativi (B)	**(21)**	**(16)**	**31,3%**
C. Saldo (A-B)	**5**	**8**	**-37,5%**

Il decremento evidenziato alla voce C. "Saldo (A-B)" è legato alla copertura realizzata dalla Banca sulle proprie emissioni obbligazionarie strutturate e lineari a tasso fisso, in considerazione dell'andamento della curva dei tassi nel periodo di riferimento.

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta

Al 31 dicembre 2006 tali interessi ammontavano a 8,2 milioni di euro.

1.4 Interessi passivi e oneri assimilati: composizione

Voci / Forme tecniche	31 dicembre 2006 Debiti	Titoli	Altre passività	Totale	31 dicembre 2005 Totale	variazioni %
1. Debiti verso banche	(43)	X		(43)	(30)	43,3%
2. Debiti verso clientela	(90)	X		(90)	(59)	52,5%
3. Titoli in circolazione		X	(116)	(116)	(90)	28,9%
4. Passività finanziarie di negoziazione						
5. Passività finanziarie valutate al fair value						
6. Passività finanziarie a fronte di attività cedute non cancellate						
7. Altre passività	X	X	(1)	(1)	(1)	0,0%
8. Derivati di copertura	X	X				
Totale	**(133)**	**(116)**	**(1)**	**(250)**	**(180)**	**38,9%**

1.6 Interessi passivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta

Al 31 dicembre 2006 tali interessi ammontavano a 12,5 milioni di euro.

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

Tipologia servizi / Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie rilasciate	5	4	25,0%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	86	79	8,9%
1. negoziazione di strumenti finanziari	2	1	100,0%
2. negoziazione di valute	2	2	0,0%
3. gestioni patrimoniali	15	14	7,1%
3.1. individuali	*14*	*13*	*7,7%*
3.2. collettive	*1*	*1*	*0,0%*
4. custodia e amministrazione di titoli	2	2	0,0%
5. banca depositaria		1	-100,0%
6. collocamento di titoli	33	32	3,1%
7. raccolta ordini	4	3	33,3%
8. attività di consulenza			
9. distribuzione di servizi di terzi	28	24	16,7%
9.1. gestioni patrimoniali			
9.1.1. individuali			
9.1.2. collettive			
9.2. prodotti assicurativi	*28*	*24*	*16,7%*
9.3. altri prodotti			
d) servizi di incasso e pagamento	50	47	6,4%
e) servizi di servicing per operazioni di cartolarizzazione	5	6	-16,7%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi	43	42	2,4%
Totale	**189**	**178**	**6,2%**

La sottovoce b) "derivati su crediti" si riferisce a derivati creditizi assimilabili alle garanzie ai sensi dello IAS 39.

2.2 Commissioni attive: canali distributivi dei prodotti e servizi

Canali/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) presso propri sportelli:	**69**	**67**	**3,0%**
1. gestioni patrimoniali	13	13	0,0%
2. collocamento di titoli	28	30	-6,7%
3. servizi e prodotti di terzi	28	24	16,7%
b) offerta fuori sede:	**7**	**3**	**133,3%**
1. gestioni patrimoniali	2	1	100,0%
2. collocamento di titoli	5	2	150,0%
3. servizi e prodotti di terzi			
c) altri canali distributivi:			
1. gestioni patrimoniali			
2. collocamento di titoli			
3. servizi e prodotti di terzi			

La tabella costituisce il dettaglio delle voci c) 3., 6. e 9. della Sezione 2.1.

2.3 Commissioni passive: composizione

Servizi/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie ricevute	(1)	(1)	0,0%
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(11)	(10)	10,0%
1. negoziazione di strumenti finanziari	(1)	(1)	0,0%
3. gestioni patrimoniali:			
3.1 portafoglio proprio			
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(2)	(1)	100,0%
5. collocamento di strumenti finanziari			
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(8)	(8)	0,0%
d) servizi di incasso e pagamento	(10)	(9)	11,1%
e) altri servizi	(2)	(2)	0,0%
Totale	**(24)**	**(22)**	**9,1%**

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

Voci/Proventi	31 dicembre 2006 dividendi	31 dicembre 2006 proventi da quote di O.I.C.R.	31 dicembre 2006 Totale	31 dicembre 2005 dividendi	31 dicembre 2005 proventi da quote di O.I.C.R.	31 dicembre 2005 Totale	variazioni % del totale
A. Attività finanziarie detenute per la negoziazione	1		1	1		1	0,0%
B. Attività finanziarie disponibili per la vendita	10		10	8		8	25,0%
C. Attività finanziarie valutate al fair value							
D. Partecipazioni	72	X	72	59	X	59	22,0%
Totale	**83**		**83**	**68**		**68**	**22,1%**

Il dettaglio dei dividendi e proventi simili è il seguente:

Composizione della voce 70 "dividendi e proventi simili"	31 dicembre 2006	31 dicembre 2005	variazioni %
Attività finanziarie detenute per la negoziazione	1	1	0,0%
Attività finanziarie disponibili per la vendita	10	8	25,0%
Banca d'Italia	*1*	*1*	*0,0%*
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	*1*	*1*	*0,0%*
Sanpaolo IMI S.p.A.	*6*	*5*	*20,0%*
Altre	*2*	*1*	*100,0%*
Partecipazioni	72	59	22,0%
Cassa di Risparmio di Mirandola S.p.A.	*5*	*4*	*25,0%*
Cassa di Risparmio di Orvieto S.p.A.	*2*	*2*	*0,0%*
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni ordinarie	*7*	*4*	*75,0%*
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni di risparmio	*2*	*1*	*100,0%*
Cassa di Risparmio di Civitavecchia S.p.A.	*3*	*3*	*0,0%*
Cassa di Risparmio della Spezia S.p.A.	*5*	*3*	*66,7%*
Findomestic Banca S.p.A.	*28*	*25*	*12,0%*
CR Firenze Gestion Internationale S.A.	*13*	*9*	*44,4%*
Centrovita Assicurazioni S.p.A.	*5*	*5*	*0,0%*
Infogroup S.p.A.	*1*	*1*	*0,0%*
Centro Leasing Banca S.p.A.	*1*	*2*	*-50%*
Totale	**83**	**68**	**22,1%**

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

Operazioni/Componenti reddituali	31 dicembre 2006					31 dicembre 2005	
	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto [(A+B)-(C+D)]	Risultato netto	variazioni % del risultato netto
1. Attività finanziarie di negoziazione		**15**	**(1)**	**(5)**	**9**	**8**	**12,5%**
1.1 Titoli di debito		6	(1)	(4)	1		100,0%
1.2 Titoli di capitale		1			1		100,0%
1.3 Quote di O.I.C.R.							
1.4 Finanziamenti							
1.5 Altre		8		(1)	7	8	-12,5%
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Altre							
3. Altre attività e passività finanziarie: differenze di cambio	x	x	x	x			
4. Strumenti derivati	**74**	**54**	**(73)**	**(38)**	**17**	**18**	**-5,6%**
4.1 Derivati finanziari:	74	54	(73)	(38)	17	18	-5,6%
- Su titoli di debito e tassi di interesse	52	48	(51)	(36)	13	16	-18,8%
- Su titoli di capitale e indici azionari	20	6	(20)	(2)	4	2	100,0%
- Su valute e oro	x	x	x	x			
- Altri	2		(2)				
4.2 Derivati su crediti							
Totale	**74**	**69**	**(74)**	**(43)**	**26**	**26**	**0,0%**

Le plusvalenze nette sui derivati finanziari, pari a circa 1 milione di euro, sono relative alla valutazione dei derivati di trading.

Si precisa che al 31 dicembre 2006 l'utile netto da negoziazione dei derivati finanziari comprende circa 7 milioni di euro relativi a premi netti di pertinenza del FIP (9 milioni di euro al 31 dicembre 2005).

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Proventi relativi a:			
A.1 Derivati di copertura del *fair value*	58	94	-38,3%
A.2 Attività finanziarie coperte (*fair value*)			
A.3 Passività finanziarie coperte (*fair value*)	74	91	-18,7%
A.4 Derivati finanziari di copertura dei flussi finanziari			
A.5 Attività e passività in valuta			
Totale proventi dell'attività di copertura (A)	**132**	**185**	**-28,6%**
B. Oneri relativi a:			
B.1 Derivati di copertura del *fair value*	(123)	(132)	-6,8%
B.2 Attività finanziarie coperte (*fair value*)			
B.3 Passività finanziarie coperte (*fair value*)	(7)	(51)	-86,3%
B.4 Derivati finanziari di copertura dei flussi finanziari			
B.5 Attività e passività in valuta			
Totale oneri dell'attività di copertura (B)	**(130)**	**(183)**	**-29,0%**
C. Risultato netto dell'attività di copertura (A - B)	**2**	**2**	**0,0%**

L'applicazione dell'*hedge accounting* ha comportato, nell'esercizio 2006, un risultato netto pari a 1,7 milioni di euro.

In dettaglio, a fronte di oneri per 7,1 milioni di euro derivanti dalle svalutazioni per passività coperte, si registrano proventi per 58,0 milioni di euro derivanti dalla rivalutazione dei derivati di copertura; dall'altro lato, a fronte di proventi per rivalutazione delle passività coperte per 73,9 milioni di euro, si registrano oneri per 123,0 milioni di euro relativi alle svalutazioni dei derivati di copertura.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci / Componenti reddituali	31 dicembre 2006			31 dicembre 2005			
	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	variazioni % del risultato netto
Attività finanziarie							
1. Crediti verso banche							
2. Crediti verso clientela							
3. Attività finanziarie disponibili per la vendita	115	(4)	111	11	(1)	10	n.s
3.1 Titoli di debito	1	(4)	(3)		(1)	(1)	200,0%
3.2 Titoli di capitale	112		112	11		11	n.s
3.3 Quote di O.I.C.R.	2		2				100,0%
3.4 Finanziamenti							
4. Attività finanziarie detenute sino alla scadenza							
Totale attività	**115**	**(4)**	**111**	**11**	**(1)**	**10**	**n.s.**
Passività finanziarie							
1. Debiti verso banche							
2. Debiti verso clientela							
3. Titoli in circolazione	3		3	2		2	50,0%
Totale passività	**3**		**3**	**2**		**2**	**50,0%**

Al 31 dicembre 2006 la voce 3.2 delle "Attività finanziarie disponibili per la vendita" accoglie le plusvalenze principalmente relative alla cessione delle interessenze in Sanpaolo IMI S.p.A. (92,4 milioni di euro) e Fondiaria-SAI S.p.A. (8,4 milioni di euro).

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
	Specifiche			Specifiche		Di portafoglio				
	Cancellazioni	Altre	Di portafoglio	A	B	A	B			
A. Crediti verso banche										
B. Crediti verso clientela	(9)	(63)	(25)	7	30		19	(41)	(38)	7,9%
C. Totale	(9)	(63)	(25)	7	30		19	(41)	(38)	7,9%

Legenda:
A = interessi
B = altre riprese

Le rettifiche e le riprese di valore specifiche si riferiscono alle valutazioni analitiche, mentre le rettifiche e le riprese di valore di portafoglio si riferiscono alle valutazioni collettive.

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1) Specifiche Cancellazioni	Rettifiche di valore (1) Specifiche Altre	Riprese di valore (2) Specifiche A	Riprese di valore (2) Specifiche B	31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
A. Titoli di debito							
B. Titoli di capitale		(1)			(1)	(2)	-50,0%
C. Quote di O.I.C.R.							
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale		**(1)**			**(1)**	**(2)**	**-50,0%**

Legenda:
A = interessi
B = altre riprese

Al 31 dicembre 2006 la voce B. "Titoli di capitale" si riferisce alle rettifiche di valore durature operate sulle partecipazioni minoritarie Sanpaolo IMI Private Equity Scheme B.V. per 0,6 milioni di euro ed Edizioni Design S.r.l. per 0,3 milioni di euro.

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
	Specifiche			Specifiche		Di portafoglio				
	Cancellazioni	Altre	Di portafoglio	A	B	A	B			
A. Garanzie rilasciate		(2)						(2)	(1)	100,0%
B. Derivati su crediti										
C. Impegni ad erogare fondi										
D. Altre operazioni										
E. Totale		**(2)**						**(2)**	**(1)**	**100,0%**

Legenda:
A = interessi
B = altre riprese

Le rettifiche di valore specifiche di cui alla voce A. "Garanzie rilasciate" si riferiscono a crediti di firma relativi a clienti a sofferenza.

Sezione 9 - Le spese amministrative - Voce 150

9.1 Spese per il personale: composizione

Tipologia di spesa/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Personale dipendente	(259)	(247)	4,9%
a) salari e stipendi	*(185)*	*(169)*	*9,5%*
b) oneri sociali	*(45)*	*(42)*	*7,1%*
e) accantonamento al trattamento di fine rapporto	*(11)*	*(17)*	*-35,3%*
f) accantonamento al fondo trattamento di quiescenza e simili:	*(12)*	*(14)*	*-14,3%*
- a contribuzione definita	*(5)*	*(5)*	*0,0%*
- a prestazione definita	*(7)*	*(9)*	*-22,2%*
g) versamenti ai fondi di previdenza complementare esterni:	*(1)*		*100,0%*
- a contribuzione definita	*(1)*		*100,0%*
- a prestazione definita			
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali			
i) altri benefici a favore dei dipendenti	*(5)*	*(5)*	*0,0%*
2) Altro personale	(1)		100,0%
3) Amministratori	(2)	(2)	0,0%
Totale	**(262)**	**(249)**	**5,2%**

Al 31 dicembre 2006 la voce a) "Salari e stipendi" include 9,4 milioni di euro relativi ad esodi incentivati (4,3 milioni di euro al 31 dicembre 2005).

9.2 Numero medio dei dipendenti per categoria

	31 dicembre 2006	31 dicembre 2005	variazioni %
Personale dipendente			
a) dirigenti	56	51	9,8%
b) totale quadri direttivi	1.051	1.037	1,4%
- di cui: di 3° e 4° livello	*467*	*449*	*4,0%*
c) restante personale dipendente	2.398	2.260	6,1%
Altro personale	9	8	12,5%
Totale	**3.514**	**3.356**	**4,7%**

9.3 Fondi di quiescenza aziendali a prestazione definita: totale costi
Per quanto riguarda i costi relativi ai suddetti fondi si rimanda alla Sezione 12.3 della Parte B - Passivo della presente nota integrativa.

9.4 Altri benefici a favore dei dipendenti
Non si segnalano ulteriori rilevanti benefici a favore dei dipendenti oltre a quelli compresi nella tabella 9.1, voce 1), lettera i).

9.5 Altre spese amministrative: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Fitti per immobili	(13)	(10)	30,0%
Manutenzione ordinaria	(2)	(2)	0,0%
Altre spese per immobili	(1)	(1)	0,0%
Spese postali	(7)	(6)	16,7%
Spese telefoniche	(3)	(3)	0,0%
Energia elettrica, riscaldamento e altro	(4)	(4)	0,0%
Costi "ICT" e di outsourcing	(52)	(48)	8,3%
Locazione macchine e software	*(12)*	*(14)*	*-14,3%*
Manutenzione hardware e software	*(4)*	*(4)*	*0,0%*
Servizi elaborazione dati da terzi	*(24)*	*(20)*	*20,0%*
Trasmissione dati	*(12)*	*(10)*	*20,0%*
Costi di back office	(9)	(10)	-10,0%
Pubblicità	(5)	(5)	0,0%
Spese per marketing e rappresentanza	(2)	(2)	0,0%
Spese legali recupero crediti	(5)	(4)	25,0%
Spese per altre consulenze professionali	(9)	(6)	50,0%
Trasporti	(4)	(4)	0,0%
Assicurazioni	(6)	(6)	0,0%
Vigilanza e sicurezza	(1)	(1)	0,0%
Spese per pulizie	(4)	(4)	0,0%
Stampati e cancelleria	(1)	(1)	0,0%
Spese diverse	(7)	(6)	16,7%
Imposta di bollo e bollati vari	(28)	(27)	3,7%
Imposta comunale sugli immobili	(1)	(1)	0,0%
Altre imposte indirette	(1)	(2)	-50,0%
Totale	**(165)**	**(153)**	**7,8%**

La crescita della voce "Fitti per immobili" è principalmente da imputare alla stipula di nuovi contratti ed ai contratti in precedenza sottoscritti dalla Cassa di Risparmio di Mirandola S.p.A., incorporata dalla Banca con effetti contabili dal 1° gennaio 2006.

L'aumento della sottovoce "Servizi per elaborazione dati da terzi" è sostanzialmente controbilanciato dalla diminuzione della sottovoce "Locazione macchine software", a seguito della cessione di licenze software alla controllata società strumentale Infogroup S.p.A.

L'incremento della sottovoce "Trasmissione dati" è dovuto alla riclassifica dei servizi forniti dalla ex ICCRI S.p.A., che a partire dal mese di luglio 2005 sono stati acquisiti dalla società non bancaria Seceti S.p.A, precedentementi rilevati nella voce 50 "Commissioni passive"; si sono inoltre registrati incrementi di tariffe sulle reti telematiche e maggiori utilizzi delle reti informatiche, finanziarie e di visure del credito.

La crescita della voce "Spese per marketing e rappresentanza" è principalmente dovuta ai maggiori volumi di collocamento di conti package.

Al 31 dicembre 2006 la voce "Spese per altre consulenze professionali" include i compensi professionali per consulenze organizzative connesse a rilevanti attività progettuali iniziate nell'anno 2006 (Basilea II).

Sezione 10 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 160

10.1 Accantonamenti netti ai fondi per i rischi ed oneri: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Rischi ed oneri relativi al personale	(12)	(4)	200,0%
Rischi ed oneri su crediti cartolarizzati	2	(1)	n.s.
Rischi ed oneri diversi (cause legali ed altro)	(11)	(7)	57,1%
Totale	**(21)**	**(12)**	**75,0%**

L'incremento degli accantonamenti ai fondi rischi e oneri è sostanzialmente dovuto alle ulteriori esigenze manifestatesi nell'esercizio 2006.

Sezione 11 - Rettifiche/riprese di valore nette su attività materiali - Voce 170

11.1 Rettifiche di valore nette di attività materiali: composizione

Attività/ Componente reddituale	31 dicembre 2006 Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto (a + b - c)	31 dicembre 2005 Risultato netto	variazioni % del risultato netto
A. Attività materiali						
A.1 Di proprietà	(13)			(13)	(13)	0,0%
- Ad uso funzionale	*(13)*			*(13)*	*(13)*	*0,0%*
- Per investimento						
A.2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	**(13)**			**(13)**	**(13)**	**0,0%**

Le aliquote di ammortamento delle attività materiali adottate nell'esercizio 2006 sono riportate nella seguente tabella.

Voci	Aliquota % di ammortamento
Immobili	
- utilizzati per l'attività bancaria	3%
Impianti, macchinari e attrezzature	
- macchine elettroniche EAD	20%
- impianti e mezzi di sollevamento	7,5%
- macchinari, apparecchi e attrezzature varie	15%
- impianti di allarme, ripresa e fotocine tv	30%
- impianti interni di comunicazione e telesegnalazione	25%
Altri beni materiali	
- opere d'arte	0%
- arredamenti	15%
- mobili d'ufficio	12%
- macchine di ufficio elettroniche ed elettromeccaniche	20%
- sistemi telefonici elettronici	20%
- autovetture, motoveicoli e simili	25%

Sezione 12 - Rettifiche/riprese di valore nette su attività immateriali - Voce 180

12.1 Rettifiche di valore nette di attività immateriali: composizione

Attività/ Componente reddituale	31 dicembre 2006 Ammortamento (a)	31 dicembre 2006 Rettifiche di valore per deterioramento (b)	31 dicembre 2006 Riprese di valore (c)	31 dicembre 2006 Risultato netto (a + b - c)	31 dicembre 2005 Risultato netto	variazioni % del risultato netto
A. Attività materiali						
A.1 Di proprietà	(13)			(13)	(19)	-31,6%
- Generate internamente dall'azienda						
- Altre	*(13)*			*(13)*	*(19)*	*-31,6%*
A.2 Acquisite in locazione finanziaria						
Totale	**(13)**			**(13)**	**(19)**	**-31,6%**

La diminuzione delle rettifiche di valore su attività immateriali è riconducibile al completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati in occasione della transizione all'euro.

Sezione 13 - Gli altri oneri e proventi di gestione - Voce 190

13.1 Altri oneri di gestione: composizione	31 dicembre 2006	31 dicembre 2005	variazioni %
Oneri per acquisizione di affari e servizi	(3)	(2)	50,0%
Retrocessioni e abbuoni alla clientela	(2)	(1)	100,0%
Perdite per rapine in franchigia assicurativa	(1)	(1)	0,0%
Sopravvenienze passive	(6)	(1)	500,0%
Rifusione interessi per bonifici ed incassi	(2)	(1)	100,0%
Altri	(2)	(1)	100,0%
Totale	**(16)**	**(7)**	**128,6%**

La crescita degli "Oneri per acquisizione di affari e servizi" deriva dall'aumento dell'operatività aziendale. L'incremento delle "Retrocessioni e abbuoni alla clientela" è prevalentemente dovuto alle diverse modalità di rilevazione contabile di partite in accordo con quanto previsto dai principi IAS/IFRS. Il considerevole aumento delle "Sopravvenienze passive" è principalmente riconducibile alla definizione di operazioni fraudolente manifestatesi nell'esercizio 2006 e di altre partite contabili.

La voce "Rifusione interessi per bonifici e incassi" trova contropartita tra gli "Altri proventi di gestione" nei relativi recuperi spese da clientela.

13.2 Altri proventi di gestione: composizione	31 dicembre 2006	31 dicembre 2005	variazioni %
Recupero spese su depositi a risparmio e su conti creditori	44	44	0,0%
Recupero spese da clientela per:	35	36	-2,8%
- Bolli su documenti contabili	*23*	*23*	0,0%
- Crediti in sofferenza	*3*	*3*	0,0%
- Rifusione interessi per bonifici e incassi	*3*	*2*	50,0%
- Altri recuperi	*6*	*8*	-25,0%
Fitti attivi su immobili	1	1	0,0%
Recupero spese da altre società del Gruppo	7	9	-22,2%
Sopravvenienze attive	2	2	0,0%
Altri	2	1	100,0%
Totale	**91**	**93**	**-2,2%**

Relativamente ai recuperi da clientela per "Rifusione interessi per bonifici e incassi" si rimanda a quanto riportato in calce alla tabella 13.1.

Sezione 14 - Utili (Perdite) delle partecipazioni - Voce 210

14.1 Utili (perdite) delle partecipazioni: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Proventi			
1. Rivalutazioni			
2. Utili da cessione			
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri		(2)	-100,0%
1. Svalutazioni			
2. Rettifiche di valore da deterioramento		(2)	-100,0%
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto		**(2)**	**-100,0%**

La voce B.2 "Rettifiche di valore da deterioramento" si riferisce prevalentemente alla partecipazione in Cerit S.p.A.

Sezione 15 - Risultato netto delle valutazioni al *fair value* delle attività materiali e immateriali - Voce 220

15.1 Risultato netto della valutazione al fair value dal valore rivalutato delle attività materiali e immateriali: composizione

Attività/Componente reddituale	31 dicembre 2006					31 dicembre 2005	
	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio		Risultato netto (a-b+c-d)	Risultato netto	variazioni %
			Positive (c)	Negative (d)			
A. Attività materiali							
A.1 Di proprietà:	1				1	1	0,0%
- Ad uso funzionale							
- Detenute a scopo di investimento	1				1	1	0,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	**1**				**1**	**1**	**0,0%**

Sezione 17 - Utili (Perdite) da cessione di investimenti - Voce 240

17.1 Utili (perdite) da cessione di investimenti: composizione

Componente reddituale/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Immobili	2		100,0%
- Utili da cessione	2		100,0%
- Perdite da cessione			
B. Altre attività			
- Utili da cessione			
- Perdite da cessione			
Risultato netto	**2**		**100,0%**

Al 31 dicembre 2005 la voce 240 "Utili (perdite) da cessione di investimenti" presentava un saldo di importo inferiore ad un milione di euro e non risulta pertanto valorizzata nella tabella sopra esposta.

Sezione 18 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 260

18.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componente/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Imposte correnti (-)	(66)	(53)	24,5%
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-)			
3. Riduzione delle imposte correnti dell'esercizio (+)			
4. Variazione delle imposte anticipate (+/-)	6	1	500,0%
5. Variazione delle imposte differite (+/-)	4	4	0,0%
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	**(56)**	**(48)**	**16,7%**

18.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2006	% sull'utile al lordo delle imposte	31 dicembre 2005	% sull'utile al lordo delle imposte
IRES	96	33,00%	53	33,00%
IRAP	12	4,25%	7	4,25%
Imposte sul reddito in base all'aliquota nominale di sistema	**108**	**37,25%**	**60**	**37,25%**
Variazioni in aumento dell'IRAP	4	1,38%	10	6,25%
Maggiore base imponibile ed aliquota effettiva (*)	*4*	*1,38%*	*10*	*6,25%*
Totale IRAP	**16**	**5,63%**	**17**	**10,50%**
Variazioni in aumento dell'IRES	1	0,34%	3	2,11%
Costi indeducibili (minusvalenze su partecipazioni, ICI, spese del personale, ecc.)	*1*	*0,34%*	*3*	*1,88%*
Variazioni in diminuzione dell'IRES	(57)	-19,66%	(25)	-15,68%
Quota esente dei dividendi	*(26)*	*-8,97%*	*(21)*	*-13,20%*
Effetto della normativa relativa alla "Participation Exemption"	*(31)*	*-10,69%*	*(4)*	*-2,27%*
Totale IRES	**40**	**13,69%**	**31**	**19,43%**
Imposte sul reddito in conto economico (voce 260)	**56**	**19,32%**	**48**	**29,93%**

(*) Tale voce include gli incrementi netti del reddito imponibile nonché l'impatto connesso all'applicazione della maggior aliquota IRAP da parte delle singole Regioni; la diminuzione dell'importo rispetto all'esercizio precedente deriva principalmente dalle maggiori plusvalenze sulle partecipazioni realizzate nell'anno 2006.

Si riporta di seguito il carico fiscale corrente distinto tra IRES ed IRAP.

	31 dicembre 2006	31 dicembre 2005	variazioni %
IRES	48	36	33,3%
IRAP	18	17	5,9%
IRES di pertinenza degli utili sulle attività in via di dismissione	4		100,0%
IRAP di pertinenza degli utili sulle attività in via di dismissione	1		100,0%
Totale imposte correnti in conto economico	**71**	**53**	**34,0%**

Sezione 19 - Utile (Perdita) dei gruppi di attività in via di dismissione al netto delle imposte - Voce 280

19.1 Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte: composizione

Componenti reddituali/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Proventi	15		100,0%
2. Oneri	(5)		100,0%
3. Risultato delle valutazioni del gruppo di attività e delle passività associate			
4. Utili (perdite) da realizzo			
5. Imposte e tasse	(4)		100,0%
Utile (perdita)	**6**		**100,0%**

Gli importi sono riferiti a costi e ricavi ricavi riconducibili alla cessione di ramo di azienda a favore della Cassa di Risparmio della Spezia S.p.A., effettuata il 1° gennaio 2007.

19.2 Dettaglio delle imposte sul reddito relative ai gruppi di attività/passività in via di dismissione

	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Fiscalità corrente (-)	(4)		100,0%
2. Variazione delle imposte anticipate (+/-)			
3. Variazione delle imposte differite (-/+)			
4. Imposte sul reddito di esercizio (-1+/-2+/-3)	**(4)**		**100,0%**

Sezione 20 - Altre informazioni

Ulteriori informazioni sull'andamento reddituale della Banca nell'esercizio 2006 sono fornite, anche relativamente ai diversi settori di attività in cui la stessa opera, nella Sezione D della presente nota integrativa e nella Relazione sulla Gestione consolidata.

Sezione 21 - Utile per azione

21.1 Numero medio delle azioni ordinarie a capitale diluito

Al 31 dicembre 2006 il capitale sociale è pari ad euro 827.306.961, suddiviso in n. 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna.
Nel corso dell'anno 2006 il numero delle azioni ordinarie è aumentato di 241.799.947 per effetto sia degli aumenti di capitale, sia del piano di incentivazione azionaria (stock options) previsto dalla delibera del Consiglio di Amministrazione del 16 ottobre 2000, per un importo pari a circa 2,5 milioni di euro.
Ai fini del calcolo dell'utile "diluito" sono state aggiunte al novero delle azioni computabili quelle che potrebbero essere emesse a seguito dell'esercizio delle stock options in essere al 31 dicembre 2006, il cui contributo stimato è pari a n. 2.807.648 azioni.

Computo dell'utile base per azione	31 dicembre 2006	31 dicembre 2005	variazioni %
Utile netto (in euro)	240.338.622,21	111.883.742,95	114,8%
n° azioni computabili	1.378.844.935	1.137.044.988	21,3%
Utile base per azione (in euro)	**0,1743**	**0,0984**	**77,1%**
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	2.807.648	6.438.032	-56,4%
n° azioni computabili	1.381.652.583	1.143.483.020	20,8%
Utile diluito per azione (in euro)	**0,1740**	**0,0978**	**77,8%**

In data 5 marzo 2007 è stato eseguito il raggruppamento delle azioni ordinarie di Banca CR Firenze S.p.A., come deliberato dall'Assemblea Straordinaria dei Soci dello scorso 27 aprile 2006, con riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la suddetta delibera assembleare, che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute.
Alla data del 26 marzo 2007, dopo il suddetto raggruppamento, l'esercizio di ulteriori stock options ha fatto salire il capitale sociale da euro 827.593.239,00 ad euro 827.935.553,00, suddiviso in azioni ordinarie del valore unitario di 1,00 euro.

Nella sottostante tabella si riportano gli effetti che tale raggruppamento ha avuto sull'utile diluito per azione dell'esercizio 2006.

Computo dell'utile base per azione post raggruppamento	
	31 dicembre 2006
Utile netto (in euro)	240.338.622,21
n° azioni computabili	827.306.961
Utile base per azione (in euro)	**0,2905**
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	1.684.589
n° azioni computabili	828.991.550
Utile diluito per azione (in euro)	**0,2900**

21.2 Altre informazioni

L'importo dell'utile base e diluito per azione di pertinenza delle attività in via di dismissione destinate a cessare esposte in bilancio, riconducibile all'utile di 6,2 milioni di euro derivante dalla cessione di ramo di azienda a favore della Cassa di Risparmio della Spezia S.p.A., effettuata il 1° gennaio 2007, risulta di entità irrilevante (0,007 euro) ai fini della presente Sezione di nota integrativa.

NOTA INTEGRATIVA

Parte D - Informativa di settore

A. Schema primario

Per il dettaglio dell'informativa di settore, sia primaria che secondaria, si rimanda alla Parte D della nota integrativa consolidata.

B. Schema secondario

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per la Banca.

Parte E - Informazioni sui rischi e sulle relative politiche di copertura

Premessa

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari di Banca CR Firenze (Consiglio di Amministrazione, Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura presieduta da un Consigliere di amministrazione appositamente delegato e costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. Il Comitato Rischi si avvale del Servizio Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con l'Organo di Vigilanza e nel raffronto con eventuali benchmark esterni. Si precisa, infine, che in alcune tabelle della presente Sezione, per le quali la Banca d'Italia aveva consentito la non inclusione nel bilancio consolidato relativo all'esercizio 2005, non sono stati riportati i dati comparativi riferiti a tale esercizio.

Sezione 1 - Rischio di credito

INFORMAZIONI DI NATURA QUALITATIVA

1. Aspetti generali

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.

2. Politiche di gestione del rischio di credito

2.1 Aspetti organizzativi

L'attivazione del nuovo Modello Distributivo caratterizzato dalla regolamentazione di processi differenziati per segmento di clientela ha comportato la creazione, all'interno della Direzione Crediti, di aree diverse in funzione del mercato di riferimento: un'area Retail per i segmenti Business e Privati gestiti dalle filiali e un'area Imprese per i segmenti Imprese e Private banking gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo, che è separata dalla funzione deliberativa, viene assicurata anche dal Servizio Controllo e Segreteria Crediti attraverso la continua verifica dei livelli di rischio raggiunti e l'adozione di tempestivi interventi cautelativi a contenimento degli stessi.

2.2 Sistemi di gestione, misurazione e controllo

Banca CR Firenze ha definito un sistema di rating completo anche nell'ottica delle future esigenze, prescritte dalle Autorità di Vigilanza, sui requisiti minimi di capitale regolamentare. Il controllo della qualità del credito avviene attraverso il presidio sia del rischio specifico di controparte sia del rischio di portafoglio. Il sistema di rating considera tre parametri fondamentali:

- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;
- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione, mitigata dall'eventuale presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.

Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della controparte.

Per i crediti inclusi nel segmento Imprese è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi rientranti nella clientela in bonis. Tale valutazione scaturisce dal processo di analisi dei dati economico-patrimoniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti.

Relativamente ai segmenti Retail (Piccole Imprese e Privati) viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e differenziato in funzione delle diverse fasi del processo creditizio. Nelle fasi di "concessione" e "rinnovo" le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.
Per quanto riguarda i Privati è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni sociodemografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.
La fase di controllo andamentale è realizzata attraverso specifici strumenti statistici che distinguono la clientela in fasce di rischio alle quali è assegnata una differente probabilità di default.
Infine nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.
Le metodologie di misura del rischio di credito sopra descritti hanno assunto una rilevanza sempre maggiore in quanto già da settembre 2005 il rating e lo scoring sono elementi essenziali per la determinazione della facoltà di erogazione degli affidamenti sia per le controparti in autonomia di funzioni centrali sia per quelle in autonomia della rete distributiva.
Nel corso del 2006 il processo di rating è stato progressivamente esteso a tutte le banche del Gruppo e pertanto oggi i sistemi di misurazione del rischio di credito delle banche controllate risultano allineati a quelli di Banca CR Firenze.
Nel corso del 2007 proseguirà il processo di avvicinamento alle tecniche di misurazione del rischio di credito previsto dall'Accordo di Basilea 2 in stretta interazione con l'Autorità di Vigilanza a cui è demandata la validazione dei modelli interni: l'obiettivo è la revisione della modellistica con adeguamento dei sistemi di calcolo della PD, della LGD e dei Credit Conversion Factor (questi ultimi sono alla base del computo della EAD).

2.3 Tecniche di mitigazione del rischio di credito

A copertura del rischio di credito Banca CR Firenze attua una strategia prevalentemente circoscritta all'acquisizione di garanzie reali, ipotecarie e di altra natura a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca. La Banca di norma non effettua operazioni di derivati su crediti a scopo di copertura.

2.4 Attività finanziarie deteriorate

Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti da Banca CR Firenze anche per conto delle controllate CR Orvieto e CR Civitavecchia, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver esperito gli adempimenti del caso sui debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite dal Servizio Incagli della Direzione Crediti.
In particolare, per l'individuazione delle posizioni incagliate, ai fini della redazione del bilancio 2006, Banca CR Firenze ha preso in esame solo le esposizioni uguali o superiori a 5.000 euro, il cui eventuale inserimento nella suddetta tipologia di crediti deteriorati avviene sulla base di criteri di natura oggettiva o soggettiva; in proposito si precisa che a partire dal 2 gennaio 2007 sono state introdotte una serie di modifiche relative al processo di concessione e controllo del rischio di credito, adottando metodologie connesse ai criteri di Basilea 2. Tra i parametri oggettivi rientrano il numero di rate scadute o la presenza di fatti pregiudizievoli gravi e determinano il passaggio automatico a credito deteriorato; i

parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche, insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.

INFORMAZIONI DI NATURA QUANTITATIVA

A. Qualità del credito

A.1 Esposizioni deteriorate e in bonis: consistenze, rettifiche di valore, dinamica, distribuzione economica e territoriale

A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori di bilancio)

Portafogli/qualità	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Totale
1. Attività finanziarie detenute per la negoziazione						79	79
2. Attività finanziarie disponibili per la vendita						1.943	1.943
3. Attività finanziarie detenute sino alla scadenza							
4. Crediti verso banche					8	1.698	1.706
5. Crediti verso clientela	105	96	12	46		9.891	10.150
6. Attività finanziarie valutate al fair value							
7. Attività finanziarie in corso di dismissione		3				147	150
8. Derivati di copertura						4	4
Totale 31 dicembre 2006	**105**	**99**	**12**	**46**	**8**	**13.762**	**14.032**
Totale 31 dicembre 2005	**86**	**99**	**39**	**58**	**1**	**11.921**	**12.204**

A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	Totale (esposizione netta)
1. Attività finanziarie detenute per la negoziazione					X	X	79	79
2. Attività finanziarie disponibili per la vendita					1.943		1.943	1.943
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					1.706		1.706	1.706
5. Crediti verso clientela	420	160		260	9.930	40	9.890	10.150
6. Attività finanziarie valutate al fair value					X	X		
7. Attività finanziarie in corso di dismissione	4			4	148	1	147	151
8. Derivati di copertura					X	X	4	4
Totale 31 dicembre 2006	**424**	**160**		**264**	**13.727**	**41**	**13.769**	**14.033**
Totale 31 dicembre 2005	**415**	**133**		**282**	**11.801**	**34**	**11.322**	**11.604**

A.1.3 *Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti*				
Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. Esposizioni per cassa				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese	8	X		8
f) Altre attività	2.487	X		2.487
Totale A	**2.495**			**2.495**
A. Esposizioni fuori bilancio				
a) Deteriorate				
b) Altre	106	X		106
Totale B	**106**			**106**

A.1.4 *Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde*					
Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale					**1**
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					**7**
B.1 ingressi da esposizioni in bonis					
B.2 trasferimenti da altre categorie di esposizioni deteriorate					
B.3 altre variazioni in aumento					7
C. Variazioni in diminuzione					
C.1 uscite verso esposizioni in bonis					
C.2 cancellazioni					
C.3 incassi					
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate					
C.6 altre variazioni in diminuzione					
D. Esposizione lorda finale					**8**
- di cui: esposizioni cedute non cancellate					

La voce B.3 si riferisce al finanziamento concesso a Banca C.R. Firenze Romania S.A., a fronte del quale non è stata rilevata alcuna rettifica di valore in quanto non risultano presenti i presupposti richiesti dai principi IAS/IFRS; di conseguenza, la tabella A.1.5 "Esposizioni per cassa verso banche: dinamica delle rettifiche di valore complessive" non è stata predisposta in quanto i relativi ammontari risultano inferiori ad un milione di euro.

A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. Esposizioni per cassa				
a) Sofferenze	229	124		105
b) Incagli	126	26		100
c) Esposizioni ristrutturate	16	3		13
d) Esposizioni scadute	53	6		47
e) Rischio Paese	1			1
f) Altre attività	11.255		40	11.215
Totale A	**11.680**	**159**	**40**	**11.481**
A. Esposizioni fuori bilancio				
a) Deteriorate	7			7
b) Altre	1.128			1.218
Totale B	**1.225**			**1.225**

A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	**195**	**117**	**40**	**62**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**90**	**163**	**14**	**123**	**1**
B.1 ingressi da crediti in bonis	20	108		99	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	45	22	11	1	
B.3 altre variazioni in aumento	25	33	3	23	1
C. Variazioni in diminuzione	**56**	**154**	**38**	**132**	
C.1 uscite verso crediti in bonis		49	37	72	
C.2 cancellazioni	30				
C.3 incassi	26	53	1	34	
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		52		26	
C.6 altre variazioni in diminuzione					
D. Esposizione lorda finale	**229**	**126**	**16**	**53**	**1**
- di cui: esposizioni cedute non cancellate					

La voce B.3 "altre variazioni in aumento" è dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	**110**	**18**	**1**	**4**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**58**	**24**	**3**	**8**	
B.1 rettifiche di valore	42	20	2	6	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	8	2	1	1	
B.3 altre variazioni in aumento	8	2		1	
C. Variazioni in diminuzione	**44**	**16**	**1**	**5**	
C.1 riprese di valore da valutazione	8	5		2	
C. 2 riprese di valore da incasso	6	2	1	1	
C.3 cancellazioni	30				
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		9		2	
C.5 altre variazioni in diminuzione					
D. Rettifiche complessive finali	**124**	**26**	**3**	**7**	
- di cui: esposizioni cedute non cancellate					

La voce B.3 "altre variazioni un aumento" è dovuta alla fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A.

A.2 Classificazione delle esposizioni in base ai rating esterni e interni

A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni

La Banca non dispone, alla data di chiusura dell'esercizio, di una classificazione per rating esterni delle esposizioni per cassa e "fuori bilancio".

A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni

Esposizioni	Classi di rating interni					Totale
	Rischio basso	Rischio medio basso	Rischio medio	Rischio medio alto	Rischio alto	
A. Esposizioni per cassa	**3.925**	**2.869**	**4.728**	**1.252**	**1.199**	**13.973**
B. Derivati	**25**	**27**	**4**	**2**	**1**	**59**
B.1 Derivati finanziari	25	27	4	2	1	59
B.2 Derivati su crediti						
C. Garanzie rilasciate	**375**	**187**	**79**	**39**	**28**	**708**
D. Impegni a erogare fondi	**520**	**21**	**28**	**6**	**10**	**585**
Totale	**4.845**	**3.104**	**4.839**	**1.299**	**1.238**	**15.325**

La colonna "Rischio alto" comprende le esposizioni per cassa deteriorate per un ammontare complessivo di 264 milioni di euro.

A.3 Distribuzione delle esposizioni garantite per tipologia di garanzia

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*6.771*	*4.226*	*106*	*359*						*72*	*25*	*1.701*	**6.489**
2.1 totalmente garantite	961	511	10	5						71	5	358	**960**
2.2 parzialmente garantite	5.810	3.715	96	354						1	20	1.343	**5.529**

A.3.2 Esposizioni "fuori bilancio" verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*129*		*14*	*16*								*118*	**148**
2.1 totalmente garantite	99		10	10								111	**131**
2.2 parzialmente garantite	30		4	6								7	**17**

A.3.3 Esposizioni per cassa deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali														
						Derivati su crediti							Crediti di firma							
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*194*	*186*	*108*	*4*	*3*														*70*	***185***	
2.1. oltre il 150%	16	16	7																8	**15**	
2.2. tra il 100% e il 150%	12	12	9																3	**12**	
2.3. tra il 50% e il 100%	143	142	90	3	2														47	**142**	
2.4. entro il 50%	23	16	2	1	1														12	**16**	

A.3.4 Esposizioni "fuori bilancio" deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																	Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*3*	*3*																	2	**2**	
2.1. oltre il 150%	1	1																	1	**1**	
2.2. tra il 100% e il 150%	1	1																			
2.3. tra il 50% e il 100%	1	1																	1	**1**	
2.4. entro il 50%																					

B. Distribuzione e concentrazione del credito

B.1 Distribuzione settoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Controparti	Governi e Banche Centrali				Altri Enti pubblici				Società finanziarie				Imprese di assicurazione				Imprese non finanziarie				Altri soggetti			
	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta
A. Esposizioni per cassa																								
A.1 Sofferenze									6	4		2					175	96		79	48	24		24
A.2 Incagli																	104	23		81	21	3		18
A.3 Esposizioni ristrutturate																	16	3		13				
A.4 Esposizioni scadute																	37	4		33	16	2		14
A.5 Altre esposizioni	957	X		957	207	X		207	760	X	2	758	28	X		28	6.796	X	36	6.760	2.508	X	3	2.505
Totale A	**957**			**957**	**207**			**207**	**766**	**4**	**2**	**760**	**28**			**28**	**7.128**	**126**	**36**	**6.966**	**2.593**	**29**	**3**	**2.561**
B. Esposizioni "fuori bilancio"																								
B.1 Sofferenze																	2			2				
B.2 Incagli																	1			1				
B.3 Altre attività deteriorate																	3			3				
B.4 Altre esposizioni	398	X		398	3	X		3	25	X		25	1	X		1	706	X		706	85	X		85
Totale B	**398**			**398**	**3**			**3**	**25**			**25**	**1**			**1**	**712**			**712**	**85**			**85**
Totale 31 dicembre 2006	**1.355**			**1.355**	**210**			**210**	**791**	**4**	**2**	**785**	**29**			**29**	**7.840**	**126**	**36**	**7.678**	**2.678**	**29**	**3**	**2.646**

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti	
a) Altri servizi destinati alla vendita	1.454
b) Servizi del commercio, recuperi e riparazioni	1.128
c) Edilizia e opere pubbliche	1.020
d) Tessili, cuoio e calzature	556
e) Prodotti dell'agricoltura, silvicoltura e pesca	490
f) Altre branche	2.201

Il valore relativo alle "Altre branche" è ulteriormente dettagliabile nei seguenti principali settori di attività economica:

Servizi degli alberghi e dei pubblici esercizi	352
Prodotti alimentari	232
Altri prodotti industriali	229
Prodotti metallici esclusi macchinari e mezzi	184
Minerali e prodotti minerali non metallici	183
Prodotti energetici	138
Materiale e forniture elettriche	122
Carta e prodotti della stampa	114
Macchine agricole e industriali	105
Prodotti chimici	99
Mezzi di trasporto	85
Servizi dei trasporti interni	78
Prodotti in gomma e plastica	72
Servizi connessi ai trasporti	71
Altri settori	137
Totale "Altre branche"	**2.201**

B.3 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Aree geografiche	Italia Esposizione lorda	Italia Esposizione netta	Altri Paesi europei Esposizione lorda	Altri Paesi europei Esposizione netta	America Esposizione lorda	America Esposizione netta	Asia Esposizione lorda	Asia Esposizione netta	Resto del mondo Esposizione lorda	Resto del mondo Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze	229	105								
A.2 Incagli	125	99								
A.3 Esposizioni ristrutturate	16	13								
A.4 Esposizioni scadute	53	47								
A.5 Altre esposizioni	11.083	11.043	132	132	39	39			1	1
Totale A	**11.506**	**11.307**	**132**	**132**	**39**	**39**			**1**	**1**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze	2	2								
B.2 Incagli	1	1								
B.3 Altre attività deteriorate	3	3								
B.4 Altre esposizioni	1.197	1.197	21	21						
Totale B	**1.203**	**1.203**	**21**	**21**						
Totale 31 dicembre 2006	**12.709**	**12.510**	**153**	**153**	**39**	**39**			**1**	**1**
Totale 31 dicembre 2005	**12.288**	**12.123**	**98**	**97**	**5**	**5**				

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
Esposizioni/Aree geografiche	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	1.983	1.983	435	435	50	50	2	2	25	25
Totale	**1.983**	**1.983**	**435**	**435**	**50**	**50**	**2**	**2**	**25**	**25**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	85	85	16	16	2	2				
Totale	**85**	**85**	**16**	**16**	**2**	**2**				
Totale 31 dicembre 2006	**2.068**	**2.068**	**451**	**451**	**52**	**52**			**25**	**25**

B.5 Grandi rischi

a) Ammontare: 404

b) Numero: 1

C. Operazioni di cartolarizzazione e di cessione delle attività
C.1 Operazioni di cartolarizzazione

INFORMAZIONI DI NATURA QUALITATIVA

Alla data di chiusura dell'esercizio la Banca aveva in corso le operazioni di cartolarizzazione di seguito descritte e relative a:

1) crediti in sofferenza, effettuata nel novembre 1999 tramite l'Arranger BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con "società veicolo" Perseo Finance S.r.l.; la motivazione strategica sottostante a tale operazione è stata di rendere liquidi crediti che per la loro natura presentavano caratteristiche di scarsa liquidità ed incertezza nei tempi di realizzo delle rispettive somme. L'operazione ha riguardato sofferenze nette complessivamente pari a circa 158 milioni di euro, relative a crediti derivanti da mutui e linee di credito assistite da ipoteche per un ammontare netto di circa 42,2 milioni di euro ed a crediti derivanti da finanziamenti in altre forme tecniche, tra cui conti correnti di corrispondenza, linee di credito, anticipi su fatture, ricevute bancarie, anticipi salvo buon fine, anticipi export, anticipi import, anticipi IVA, specialcrediti e specialprestiti, per un ammontare netto di circa 115,8 milioni di euro. A fronte dell'operazione in esame Perseo Finance S.r.l., di cui la Banca detiene un'interessenza pari al 60%, ha pagato un corrispettivo pari a circa 125,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 129 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di bilancio (in euro)	Rating all'emissione
A	85,0	Euribor a 6 mesi + 140 bp	-	100,00	-	A/A2
B	44,0	2% fisso	44,0	100,00	94,33	-

I titoli di classe "B" sono subordinati al rimborso del capitale e degli interessi relativi ai titoli di classe "A". Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2015, con la possibilità di rimborso anticipato in relazione all'evoluzione degli incassi dei crediti ceduti. Alla Banca è demandata l'attività di amministrazione, gestione, incasso e recupero dei crediti ceduti, nel rispetto di una "Collection Policy" adottata in relazione alle posizioni "in sofferenza" di propria pertinenza. Per tale attività la Banca percepisce un compenso semestrale per un importo massimo fino al 4% degli incassi e dei recuperi effettuati. Alla data di chiusura dell'esercizio i titoli di classe "A" sono stati interamente rimborsati. In data 25 gennaio 2007 è stata rimborsata una tranche di circa 4,6 milioni di euro di titoli di classe "B", portando l'ammontare del debito residuo a circa 19,9 milioni di euro per tale tranche. Relativamente all'andamento dell'operazione si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, i titoli di classe "B" nel portafoglio della Banca sono stati svalutati per 1,4 milioni di euro, corrispondente al minor valore dei suddetti crediti rispetto alle esigenze. In proposito si ricorda infine che, come riportato nella Parte A.1, Sezione 3, nella presente nota integrativa, nel mese di marzo 2007 si è provveduto alla chiusura dell'operazione mediante l'integrale cessione dei crediti in portafoglio della società veicolo, effettuata in gran parte ad una società terza, senza comportare impatti negativi per la Banca. Per tali titoli viene svolta un'attività di monitoraggio mensile in grado di rilevare, partendo dal valore puntuale dei crediti oggetto dell'operazione, la valutazione dei titoli di classe "B" inclusi nel portafoglio della Banca.

Alla data del 31 dicembre 2006 il valore di bilancio del portafoglio crediti è pari ad Euro 23.060.097 per un totale di n. 1.510 posizioni in gestione, delle quali nessuna posizione supera il 2% del totale dei crediti in essere; la composizione del portafoglio è riportata nel seguente prospetto:

Fascia di importo (in euro)	N. posizioni	Totale portafoglio
tra euro 0,00 ed euro 25.000,00	1.280	4,1
tra euro 25.000,00 ed euro 75.000,00	147	6,3
tra euro 75.000,00 ed euro 250.000,00	74	9,9
oltre euro 250.000,00	9	2,8
Totale	**1.510**	**23,1**

Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 0,6 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per spese sostenute in relazione all'incasso dei crediti cartolarizzati;

2) mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i ratios patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua (in anni)	Capitale	Composizione %	N. operazioni
0-2	0,4	0,08%	23
2-4	2,2	0,43%	66
4-6	46,5	9,13%	1.224
6-8	100,2	19,70%	2.355
8-10	31,7	6,23%	591
10-12	113,4	22,28%	1.869
12-14	77,0	15,14%	1.161
14-16	7,7	1,51%	112
16-18	74,9	14,71%	957
18-20	25,9	5,09%	307
20-22	0,4	0,08%	5
22-24	8,9	1,74%	90
24-26	0,9	0,17%	7
26-28	11,8	2,32%	127
28-30	7,1	1,39%	74
Totale	**509,0**	**100,00%**	**8.968**

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui la Banca detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di bilancio (in euro)	Rating all'emissione
A1	51,3	Euribor a 3 mesi + 19 bp	-	100,00	-	AAA/Aaa/AAA
A2	425,6	Euribor a 3 mesi + 28 bp	-	100,00	-	AAA/Aaa/AAA
B	28,2	Euribor a 3 mesi + 75 bp	-	100,00	-	A/A2/A
C	7,7	Euribor a 3 mesi + 145 bp	-	100,00	-	BBB/Baa2/BBB
D	8,2	Variabile	8,2	100,00	95,72	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli "A1" e parzialmente i titoli "A2", per circa 161,7 milioni di euro. In data 26 gennaio 2007 è stata rimborsata un'ulteriore tranche di titoli "A2" per circa 12,9 milioni di euro, riducendo l'ammontare di titoli "A2" in circolazione a circa 251 milioni di euro. Alla Banca è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Banca percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50% degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D". Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, si è proceduto ad operare una rettifica del valore dei titoli di classe "D" con imputazione a riserva da valutazione "AFS", per un importo pari a 0,4 milioni di euro. Per tali titoli viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Banca.
Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di asset swap a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale alla data di chiusura dell'esercizio risulta pari a 360,5 milioni di euro.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 5,5 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe "D" in portafoglio della Banca maturati ma non ancora incassati.

INFORMAZIONI DI NATURA QUANTITATIVA

C.1.1 Esposizioni derivanti da operazioni di cartolarizzazione distinte per qualità delle attività sottostanti

Qualità attività sottostanti/ Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Con attività sottostanti proprie:					**33**	**33**												
a) Deteriorate					25	23												
b) Altre					8	8												
B. Con attività sottostanti di terzi:																		
a) Deteriorate																		
b) Altre																		

C.1.2 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Tipologia attività cartolarizzate/ Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A. Oggetto di integrale cancellazione dal bilancio					**33**	**(2)**												
A.1 Perseo Finance S.r.l.																		
- Sofferenze					25	(2)												
A.2 CR Firenze Mutui S.r.l.																		
- Mutui in bonis					8													
A.3 nome cartolarizzazione ..																		
- tipologia attività																		
B. Oggetto di parziale cancellazione dal bilancio																		
B.1 nome cartolarizzazione 1																		
- tipologia attività																		
B.2 nome cartolarizzazione 2																		
- tipologia attività																		
B.3 nome cartolarizzazione ..																		
- tipologia attività																		
C. Non cancellate dal bilancio																		
C.1 nome cartolarizzazione 1																		
- tipologia attività																		
C.2 nome cartolarizzazione 2																		
- tipologia attività																		
C.3 nome cartolarizzazione ..																		
- tipologia attività																		

C.1.3 Esposizioni derivanti dalle principali operazioni di cartolarizzazione di "terzi" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Nel corso dell'esercizio 2006 sono stati rimborsati i titoli rappresentativi di cartolarizzazioni originate da terzi (BNP Paribas S.A.) per un valore pari a 20 milioni di Euro, riferibili ad un portafoglio di *CDS* (Credit Default Swaps). Pertanto la Banca, alla data di chiusura dell' esercizio, non detiene titoli rappresentativi di cartolarizzazioni originate da terzi.

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per portafoglio e per tipologia

Esposizione/portafoglio	Attività finanziarie detenute per la negoziazione	Attività finanziarie fair value option	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti	31 dicembre 2006	31 dicembre 2005	variazioni
1. Esposizioni per cassa			31			31	61	-49,2%
- "Senior"								
- "Mezzanine"							20	-100,0%
- "Junior"			31			31	41	-24,4%
2. Esposizioni fuori bilancio								
- "Senior"								
- "Mezzanine"								
- "Junior"								

C.1.5 Ammontare complessivo delle attività cartolarizzate sottostanti ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie:	**350**	
A.1 Oggetto di integrale cancellazione	350	
1. Sofferenze	29	X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività	321	X
A.2 Oggetto di parziale cancellazione		
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività		X
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi:		
B.1 Sofferenze		
B.2 Incagli		
B.3 Esposizioni ristrutturate		
B.4 Esposizioni scadute		
B.5 Altre attività		

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
Perseo Finance S.r.l.	Conegliano Veneto (TV)	60%
CR Firenze Mutui S.r.l.	Conegliano Veneto (TV)	10%

C.1.7 Attività di servicer - incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota percentuale dei titoli rimborsati (dato di fine periodo)					
						Senior		Mezzanine		Junior	
		Deteriorate	In bonis	Deteriorate	In bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis
Banca CR Firenze S.p.A.	Perseo Finance S.r.l.	29		13		100,00%				44,21%	
Banca CR Firenze S.p.A.	CR Firenze Mutui S.r.l.		321		69		44,67%				

C.2 Operazioni di cessione

C.2.1 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni —

Forme tecniche/ Portafoglio	Attività finanziarie detenute per la negoziazione			Attività finanziarie valutate al fair value			Attività finanziarie disponibili per la vendita			Attività finanziarie detenute sino alla scadenza			Crediti verso banche			Crediti verso clientela			Totale
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	
A. Attività per cassa																			
1. Titoli di debito							1.069												1.069
2. Titoli di capitale										X	X	X	X	X	X	X	X	X	
3. O.I.C.R.										X	X	X	X	X	X	X	X	X	
4. Finanziamenti																			
5. Attività deteriorate																			
B. Strumenti derivati				X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	
Totale 31 dicembre 2006							**1.069**												**1.069**

LEGENDA:
A = attività finanziarie cedute rilevate per intero (valore di bilancio)
B = attività finanziarie cedute rilevate parzialmente (valore di bilancio)
C = attività finanziarie cedute rilevate parzialmente (intero valore)

C.2.2 Passività finanziarie a fronte di attività finanziarie cedute e non cancellate

Passività/Portafoglio attività	Attività finanziarie detenute per la negoziazione	Attività finanziarie valutate al fair value	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti verso banche	Crediti verso clientela	Totale
1. Debiti verso clientela			**735**				**735**
a) a fronte di attività rilevate per intero			735				735
b) a fronte di attività rilevate parzialmente							
2. Debiti verso banche			**292**				**292**
a) a fronte di attività rilevate per intero			292				292
b) a fronte di attività rilevate parzialmente							
Totale 31 dicembre 2006			**1.027**				**1.027**
Totale 31 dicembre 2005			**876**				**876**

D. Modelli per la misurazione del rischio di credito

Sezione 2 - Rischi di mercato

2.1 Rischio di tasso di interesse - portafoglio di negoziazione di vigilanza

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali
La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".

B. Processi di gestione e metodi di misurazione del rischio di tasso di interesse
Il Consiglio di Amministrazione di Banca CR Firenze stabilisce le linee guida strategiche per l'assunzione dei rischi di mercato verificando l'utilizzo del capitale per se stessa e per le società controllate. Il Comitato Rischi, oltre a svolgere il ruolo preminente di monitoraggio sui limiti di rischio stabiliti, ha anche una funzione consultiva e propositiva nella definizione delle politiche di rischio di Gruppo (loro identificazione, definizione degli obbiettivi di allocazione del capitale, configurazione della struttura dei limiti per tipologia di rischio) e nella indicazione di azioni correttive volte a riequilibrare le posizioni di rischio del Gruppo.
Nell'ambito del controllo dei rischi finanziari un ruolo attivo viene svolto dalla Direzione Finanza che svolge sia attività di verifica e di rendicontazione nei confronti del Servizio Pianificazione e Risk Management sia attività di collaborazione al processo decisionale e gestionale in un'ottica integrata di finanza di gruppo, in quanto partecipa ai lavori del Comitato Rischi e del Comitato Affari Finanza.
Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
L'attività di tesoreria di Banca CR Firenze ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La Banca è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valuta denominazione: Dollaro USA								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**8**	**10**	**6**	**2**			
3.1 Con titolo sottostante		8	10	6	2			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		8	10	6	2			
+ posizioni lunghe		4	5	3	1			
+ posizioni corte		4	5	3	1			
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Lira Sterlina Regno Unito								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**2**						
3.1 Con titolo sottostante		2						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		2						
+ posizioni lunghe		1						
+ posizioni corte		1						
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**5**		**1**		**11**	**5**	
1.1 Titoli di debito		5		1		11	5	
- con opzione di rimborso anticipato								
- altri		5		1		11	5	
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari	**705**	**4.614**	**2.710**	**583**	**4.358**	**1.138**	**94**	
3.1 Con titolo sottostante		10	10	6	2			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		10	10	6	2			
+ posizioni lunghe		5	5	3	1			
+ posizioni corte		5	5	3	1			
3.2 Senza titolo sottostante	705	4.604	2.700	577	4.356	1.138	94	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	705	4.604	2.700	577	4.356	1.138	94	
+ posizioni lunghe	538	1.940	1.092	256	2.651	562	48	
+ posizioni corte	167	2.664	1.608	321	1.705	576	46	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.2 Rischio di tasso di interesse - portafoglio bancario

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, procedure di gestione e metodi di misurazione del rischio di tasso di interesse

Il modello interno di calcolo considera la globalità delle posizioni assunte in bilancio e fuori bilancio, ma limitatamente alle attività fruttifere e alle passività onerose. Il monitoraggio è effettuato mediante valutazione su base mensile, di due livelli che rappresentano:

- variazione del margine di interesse atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) dei tassi dell'1%: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della Banca, nel caso di shift parallelo (negativo e positivo) dei tassi del 2% rispetto al Tier 1 e Tier 2 della Banca: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi.

I valori di detti indicatori sono riportati al Comitato Rischi il quale valuta l'opportunità di definire azioni miranti a definire la posizione di rischio.
I modelli interni non vengono utilizzati nel calcolo dei requisiti patrimoniali sui rischi di mercato.

B. Attività di copertura del fair value

Si definisce una copertura di fair value una copertura dell'esposizione alle variazioni di fair value di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile ad un rischio particolare e che potrebbe influenzare il conto economico. Banca CR Firenze ha sottoposto a copertura di fair value le emissioni obbligazionarie a tasso fisso (del tipo "plain" o "step up") e quelle che prevedono un minimo garantito. A fronte delle suddette emissioni sono stati stipulati degli IRS non quotati che scambiano i tassi fissi con i tassi variabili.
Non sussistono operazioni di copertura generica (la cosiddetta "macro-hedging").

C. Attività di copertura dei flussi finanziari

Non sussistono operazioni di copertura dei flussi finanziari ("cash flow hedge").

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta denominazione: Dollaro USA								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**29**	**79**	**12**	**14**		**2**		
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	26	31						
1.3 Finanziamenti a clientela	3	48	12	14		2		
- c/c								
- altri finanziamenti	3	48	12	14		2		
- con opzione di rimborso anticipato								
- altri	3	48	12	14		2		
2. Passività per cassa	**118**	**16**						
2.1 Debiti verso clientela	58							
- c/c	58							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	60	16						
- c/c	15							
- altri debiti	45	16						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**8**	**8**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	8	8						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	8	8						
+ posizioni lunghe		8						
+ posizioni corte	8							

Valuta denominazione: Lira Sterlina Regno Unito								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**8**	**2**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	8	1						
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa	**7**	**13**						
2.1 Debiti verso clientela	2							
- c/c	2							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	5	13						
- c/c	1							
- altri debiti	4	13						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**3**	**3**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	3	3						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	3	3						
+ posizioni lunghe	2	1						
+ posizioni corte	1	2						

Valuta denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**6**	**89**	**4**		**2**			
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	6	84	3					
1.3 Finanziamenti a clientela		5	1		2			
- c/c								
- altri finanziamenti		5	1		2			
- con opzione di rimborso anticipato								
- altri		5	1		2			
2. Passività per cassa		**35**						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		35						
- c/c								
- altri debiti		35						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**34**	**34**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	34	34						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	34	34						
+ posizioni lunghe		34						
+ posizioni corte	34							

Valuta denominazione: Corona Danese								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**1**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche								
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa		**2**						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		2						
- c/c								
- altri debiti		2						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Corona Svedese Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**1**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa		**1**						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		1						
- c/c								
- altri debiti		1						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: *Yen Giapponese*								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**4**	**27**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	3	24						
1.3 Finanziamenti a clientela	1	3						
- c/c								
- altri finanziamenti	1	3						
- con opzione di rimborso anticipato								
- altri	1	3						
2. Passività per cassa	**1**	**29**						
2.1 Debiti verso clientela	1							
- c/c	1							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		29						
- c/c								
- altri debiti		29						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**20**	**20**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	20	20						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	20	20						
+ posizioni lunghe	10	10						
+ posizioni corte	10	10						

Valuta denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**1**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche								
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa								
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche								
- c/c								
- altri debiti								
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta denominazione: Euro								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**6.622**	**3.149**	**697**	**354**	**639**	**322**	**543**	**137**
1.1 Titoli di debito	1	754	410	101	84	105	202	
- con opzione di rimborso anticipato	1	754	410	101	84	105	202	
- altri								
1.2 Finanziamenti a banche	462	450	173	184	207			25
1.3 Finanziamenti a clientela	6.159	1.945	114	69	348	217	341	112
- c/c	1.567		1					
- altri finanziamenti	4.592	1.945	114	68	348	217	341	112
- con opzione di rimborso anticipato	4.557	934	109	65	347	217	341	
- altri	35	1.011	5	3	1		112	
2. Passività per cassa	**7.570**	**3.167**	**993**	**891**	**330**	**54**	**22**	
2.1 Debiti verso clientela	7.224	643	93	1				
- c/c	6.929							
- altri debiti	295	643	93	1				
- con opzione di rimborso anticipato								
- altri	295	643	93	1				
2.2 Debiti verso banche	338	435			84	18	22	
- c/c	31							
- altri debiti	307	435			84	18	22	
2.3 Titoli di debito	8	2.089	900	890	246	36		
- con opzione di rimborso anticipato		915	163					
- altri	8	1.174	737	890	246	36		
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**129**	**467**	**631**	**244**	**1.199**	**178**	**1.595**	
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	129	467	631	244	1.199	178	1.595	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	129	467	631	244	1.199	178	1.595	
+ posizioni lunghe		285	248	133	583	127	846	
+ posizioni corte	129	182	383	111	616	51	749	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.3 Rischio di prezzo - Portafoglio di negoziazione di vigilanza

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali
Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

B. Processi di gestione e metodi di misurazione del rischio di prezzo
Lo strumento utilizzato da Banca CR Firenze per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). Il modello utilizzato è il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.
I limiti al rischio di prezzo sono espressi in termini di:

- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier 1 e Tier 2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.

La misura del VaR deve essere effettuata sugli strumenti detenuti nel portafoglio gestito dalla Direzione Finanza (trading book). Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.
Il VaR di Banca CR Firenze nel corso del 2006 è oscillato da un minimo di 1.645.737 euro a un massimo di 5.021.360 euro; il VaR medio annuo è risultato pari a 3.063.675 euro mentre a fine periodo si è attestato a 1.863.806 euro. Per l'andamento del VaR nel corso dell'esercizio si rimanda al grafico sotto riportato.


Var 2006
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
2-01-2006
16-01-2006
30-01-2006
13-02-2006
27-02-2006
13-03-2006
27-03-2006
10-04-2006
24-04-2006
8-05-2006
22-05-2006
5-06-2006
19-06-2006
3-07-2006
17-07-2006
31-07-2006
14-08-2006
28-08-2006
11-09-2006
25-09-2006
9-10-2006
23-10-2006
6-11-2006
20-11-2006
4-12-2006
18-12-2006
Var

La Direzione Finanza, nelle sue rilevazioni giornaliere del risultato economico sul portafoglio globale in titoli di investimento e trading effettuate durante il 2006, non hai mai registrato una posizione complessiva in perdita.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**2**	
A.1 Azioni	2	
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.		
B.1 Di diritto italiano		
- armonizzati aperti		
- non armonizzati aperti		
- chiusi		
- riservati		
- speculativi		
B.2 Di altri Stati UE		
- armonizzati		
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**2**	

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati	Non quotati
	Italia	
A. Titoli di capitale	**2**	
- posizioni lunghe	2	
- posizioni corte		
B. Compravendite non ancora regolate su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
C. Altri derivati su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
D. Derivati su indici azionari		
- posizioni lunghe		
- posizioni corte		

3. Portafoglio bancario: modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.4 Rischio di prezzo - Portafoglio bancario

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di prezzo
B. Attività di copertura del rischio di prezzo
Il rischio di prezzo sul portafoglio bancario viene calcolato tramite la misurazione del valore economico della banca (vedere in proposito la Sezione 2.2 "Rischio di tasso d'interesse - Portafoglio bancario" della presente Parte E).

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**4**	**1.075**
A.1 Azioni	4	1.075
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**32**	**80**
B.1 Di diritto italiano		39
- armonizzati aperti		5
- non armonizzati aperti		
- chiusi		15
- riservati		5
- speculativi		14
B.2 Di altri Stati UE	32	41
- armonizzati	26	41
- non armonizzati aperti	3	
- non armonizzati chiusi	3	
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**36**	**1.155**

2. Portafoglio bancario: modelli interni e altre metodologie per l'analisi di sensitività
In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.5 Rischio di cambio

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di cambio
B. Attività di copertura del rischio di cambio
La gestione del rischio di cambio è normata dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidata alla Direzione Finanza che svolge attività di negoziazione, copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto, per le attività e passività finanziarie in valuta sia in conto proprio che in contropartita di operazioni della clientela.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie	**136**	**10**	**31**		**100**	**5**
A.1 Titoli di debito						
A.2 Titoli di capitale						
A.3 Finanziamenti a banche	57	9	27		92	3
A.4 Finanziamenti a clientela	79	1	4		8	2
A.5 Altre attività finanziarie						
B. Altre attività	**2**	**1**				
C. Passività finanziarie	**134**	**21**	**30**		**35**	**4**
C.1 Debiti verso banche	76	19	29		35	4
C.2 Debiti verso clientela	58	2	1			
C.3 Titoli di debito						
D. Altre passività	**5**	**1**				
E. Derivati finanziari	**127**	**16**	**2**			**1**
- Opzioni	26	2				
+ posizioni lunghe	13	1				
+ posizioni corte	13	1				
- Altri derivati	102	14	2			
+ posizioni lunghe	51	12				
+ posizioni corte	51	2	2			1
Totale attività	**202**	**24**	**31**		**100**	**5**
Totale passività	**203**	**25**	**32**		**35**	**5**
Sbilancio (+/-)	**(1)**	**(1)**	**(1)**		**65**	

2. Modelli interni e altre metodologie per l'analisi di sensitività

In accordo con quanto previsto dalle istruzioni della Banca d'Italia, essendo stata redatta la tabella di cui al precedente punto 1 non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni od ad altre tipologie.

2.6 Gli strumenti finanziari derivati

A. DERIVATI FINANZIARI

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement												20		-100,0%
2. Interest rate swap		4.173								4.173		4.181		-0,2%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap		404								404		366		10,3%
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap		1.697								1.697		1.450		17,0%
- acquistate		843								843		725		16,2%
- emesse		854								854		725		17,8%
10. Opzioni floor		322								322		302		6,7%
- acquistate		250								250		201		24,4%
- emesse		72								72		101		-28,6%
11. Altre opzioni		1.758		26		68				1.852	42	2.141	-100,0%	-13,5%
- acquistate		824		13		34				871	21	984	-100,0%	-11,5%
- plain vanilla		20		13		23				56	21	172	-100,0%	-67,5%
- esotiche		804				11				815		812		0,4%
- emesse		934		14		35				982	21	1.157	-100,0%	-15,1%
- plain vanilla		130		14		23				167	21	348	-100,0%	-52,1%
- esotiche		804				11				815		810		0,7%
12. Contratti a termine	677	17	27	2		138			704	157		1.063	n.s.	-85,2%
- acquisti	381	8	14	1		14			395	23		571	n.s.	-96,0%
- vendite	296	9	13	1		73			309	83		413	n.s.	-79,9%
- valute contro valute						51				51		80		-36,3%
13. Altri contratti derivati														
Totale	**677**	**8.371**	**27**	**28**		**206**			**704**	**8.605**	**42**	**9.524**	**n.s.**	**-9,6%**
Valori medi	**360**	**8.731**	**13**	**68**		**266**			**373**	**9.064**	**n.d.**	**n.d.**		

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari derivati distinti per tipologia di contratto.

A.2 Portafoglio bancario: valori nozionali di fine periodo e medi

A.2.1 Di copertura

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		1.484								1.484		1.254		18,4%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		240								240		388		-38,2%
- acquistate		240								240		388		-38,2%
- plain vanilla		240								240		388		-38,2%
- esotiche														
- emesse														
- plain vanilla														
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		**1.724**								**1.724**		**1.642**		**5,0%**
Valori medi		**1.683**								**1.683**		**n.d.**		

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include *Interest rate swap* e le opzioni implicite negli stessi.

A.2.2 Altri derivati

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap														
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		240								240		388		-38,1%
- acquistate														
- plain vanilla														
- esotiche														
- emesse		240								240		388		-38,1%
- plain vanilla		240								240		388		-38,1%
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		**240**								**240**		**388**		**-38,1%**
Valori medi		**314**								**314**		**n.d.**		

La presente tabella include i valori nozionali dei derivati finanziari rilevati in bilancio nel portafoglio di negoziazione, ma non rientranti nel portafoglio di negoziazione di vigilanza. Nella fattispecie, l'ammontare riportato nella presente tabella è relativo alle opzioni implicite nelle emissioni obbligazionarie strutturate oggetto di copertura.

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza	**677**	**8.371**	**27**	**29**		**206**			**704**	**8.607**	**42**	**9.524**	**n.s.**	**-9,6%**
1. Operazioni con scambio di capitali	677	27	27	29		206			704	262	42	1.404	n.s.	-81,3%
- acquisti	381	18	14	14		49			395	82		729	100,0%	-88,8%
- vendite	296	9	13	15		107			309	131	42	595	n.s.	-78,0%
- valute contro valute						50				50		80		-37,5%
2. Operazioni senza scambio di capitali		8.344								8.344		8.120		2,8%
- acquisti		4.111								4.111		3.708		10,9%
- vendite		4.233								4.233		4.411		-4,0%
- valute contro valute														
B. Portafoglio bancario		**1.964**								**1.964**		**2.030**		**-3,2%**
B.1 Di copertura		**1.724**								**1.724**		**1.642**		**5,0%**
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		1.724								1.724		1.642		5,0%
- acquisti		1.724								1.724		1.642		5,0%
- vendite														
- valute contro valute														
B.2 Altri derivati		**240**								**240**		**388**		**-38,2%**
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		240								240		388		-38,2%
- acquisti														
- vendite		240								240		388		-38,2%
- valute contro valute														

A.4 Derivati finanziari "over the counter": fair value positivo - rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	14		6				1			4				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	19		8											
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**33**		**14**				**1**			**4**				
Totale A 31 dicembre 2005	**87**		**24**	**2**		**1**	**3**		**2**					
B. Portafoglio bancario														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	4			17		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**4**			**17**		**1**								
Totale B 31 dicembre 2005	**26**			**1**										

A.5 Derivati finanziari "over the counter": fair value negativo - rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	24		3				1			3				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	6		1											
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**30**		**4**				**1**			**3**				
Totale A 31 dicembre 2005	**62**		**12**	**1**		**1**	**2**		**1**					
B. Portafoglio bancario														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	27		2	17		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**27**		**2**	**17**		**1**								
Totale B 31 dicembre 2005	**15**		**1**											

A.6 Vita residua dei derivati finanziari "over the counter": valori nozionali

Sottostanti/Vita residua	Fino a 1 anno	Oltre 1 anno e fino a 5 anni	Oltre 5 anni	Totale
A. Portafoglio di negoziazione di vigilanza	**2.622**	**4.466**	**2.223**	**9.311**
A.1 Derivati finanziari su titoli di debito e tassi d'interesse	2.365	4.460	2.223	9.048
A.2 Derivati finanziari su titoli di capitale e indici azionari	56			56
A.3 Derivati finanziari su tassi di cambio e oro	201	6		207
A.4 Derivati finanziari su altri valori				
B. Portafoglio bancario	**180**	**1.773**	**11**	**1.964**
B.1 Derivati finanziari su titoli di debito e tassi d'interesse	180	1.773	11	1.964
B.2 Derivati finanziari su titoli di capitale e indici azionari				
B.3 Derivati finanziari su tassi di cambio e oro				
B.4 Derivati finanziari su altri valori				
Totale 31 dicembre 2006	**2.802**	**6.239**	**2.234**	**11.275**

Sezione 3 - Rischio di liquidità

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale, che viene gestito da Banca CR Firenze in un'ottica integrata di Gruppo, ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato, utilizzando strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo ed analisi previsionali mirate, che offrono un quadro di riferimento completo per le strategie; inoltre il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie

Valuta di denominazione: Dollaro USA

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**49**	**16**		**14**	**30**	**12**	**14**		**2**
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	49	16		14	30	12	14		2
- banche	43	14							
- clientela	6	2		14	30	12	14		2
Passività per cassa	**118**	**4**		**10**	**2**				
B.1 Depositi	78			8	2				
- banche	20			8	2				
- clientela	58								
B.2 Titoli di debito									
B.3 Altre passività	40	4		2					
Operazioni "fuori bilancio"		**47**		**6**	**4**	**10**	**14**	**2**	
C.1 Derivati finanziari con scambio di capitale		39		6	4	10	6	2	
- Posizioni lunghe		39		3	2	5	3	1	
- Posizioni corte				3	2	5	3	1	
C.2 Depositi e finanziamenti da ricevere		8					8		
- Posizioni lunghe		8							
- Posizioni corte							8		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Lira Sterlina Regno Unito

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**9**			**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	9			1					
- banche	9								
- clientela				1					
Passività per cassa	**8**	**13**							
B.1 Depositi	8	13							
- banche	6	13							
- clientela	2								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**3**		**13**			**3**		
C.1 Derivati finanziari con scambio di capitale				13					
- Posizioni lunghe				12					
- Posizioni corte				1					
C.2 Depositi e finanziamenti da ricevere		1					1		
- Posizioni lunghe		1							
- Posizioni corte							1		
C.3 Impegni irrevocabili a erogare fondi		2					2		
- Posizioni lunghe							2		
- Posizioni corte		2							

Valuta di denominazione: Franco Svizzero

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**70**	**23**		**2**	**3**	**1**		**2**	
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	70	23		2	3	1		2	
- banche	69								
- clientela	1	23		2	3	1		2	
Passività per cassa		**22**		**12**					
B.1 Depositi		22		12					
- banche		22		12					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**72**		**12**			**34**		
C.1 Derivati finanziari con scambio di capitale		38		12					
- Posizioni lunghe									
- Posizioni corte		38		12					
C.2 Depositi e finanziamenti da ricevere		34					34		
- Posizioni lunghe		34							
- Posizioni corte							34		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Corona Danese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa				**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti				1					
- banche									
- clientela				1					
Passività per cassa		**2**							
B.1 Depositi		2							
- banche		2							
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Corona Svedese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	1								
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	1								
- banche	1								
- clientela									
Passività per cassa				1					
B.1 Depositi				1					
- banche				1					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Yen Giapponese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**19**	**8**		**2**	**2**				
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	19	8		2	2				
- banche	18	8		1	2				
- clientela	1			1					
Passività per cassa	**1**	**9**		**19**					
B.1 Depositi	1	9		19					
- banche		9		19					
- clientela	1								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**20**					**20**		
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere		10					10		
- Posizioni lunghe		10					10		
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi		10					10		
- Posizioni lunghe									
- Posizioni corte		10					10		

Valuta di denominazione: Dollaro Australiano

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa		1							
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti		1							
- banche		1							
- clientela									
Passività per cassa									
B.1 Depositi									
- banche									
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Euro

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**4.387**	**478**		**292**	**663**	**421**	**663**	**3.088**	**3.520**
A.1 Titoli di Stato								480	441
A.2 Titoli di debito quotati				10	10		18	186	307
A.3 Altri titoli di debito						2	1	120	79
A.4 Quote O.I.C.R.	111								
A.5 Finanziamenti	4.276	478		282	653	419	644	2.302	2.693
- banche	1.397	32		37			26	21	5
- clientela	2.879	446		245	653	419	618	2.281	2.688
Passività per cassa	**7.591**	**277**		**435**	**456**	**263**	**279**	**2.690**	**1.055**
B.1 Depositi	7.559	82		61	3	2	3	40	
- banche	337	82		61				40	
- clientela	7.222				3	2	3		
B.2 Titoli di debito	18	4		16	68	169	276	2.606	1.015
B.3 Altre passività	14	191		358	385	92		44	40
Operazioni "fuori bilancio"		**835**		**7**	**19**	**10**	**135**	**15**	**694**
C.1 Derivati finanziari con scambio di capitale		722		6	4	10	6	9	694
- Posizioni lunghe		318		3	2	5	3	8	390
- Posizioni corte		404		3	2	5	3	1	304
C.2 Depositi e finanziamenti da ricevere		113		1	15		129		
- Posizioni lunghe		113		1	15		129		
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi								6	
- Posizioni lunghe									
- Posizioni corte								6	

2. Distribuzione settoriale delle passività finanziarie

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	1	119	614	29	2.276	4.987
2. Titoli in circolazione			64		74	2.501
3. Passività finanziarie di negoziazione			1		16	4
4. Passività finanziarie al fair value						
Totale 31 dicembre 2006	**1**	**119**	**679**	**29**	**2.366**	**7.492**
Totale 31 dicembre 2005	**1**	**288**	**1.716**	**207**	**1.596**	**6.855**

3. Distribuzione territoriale delle passività finanziarie

Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	7.975	31	15	2	3
2. Debiti verso banche	701	244			84
3. Titoli in circolazione	3.973	171			
4. Passività finanziarie di negoziazione	28	22			
5. Passività finanziarie al fair value					
Totale 31 dicembre 2006	**12.677**	**468**	**15**	**2**	**87**
Totale 31 dicembre 2005	**10.534**	**1.243**	**11**	**2**	**64**

Sezione 4 - Rischio operativo

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio operativo

Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, furti e frodi sono le manifestazioni nelle quali, di norma, si concretizza il rischio operativo.

Per gestire tali rischi Banca CR Firenze ha avviato un processo di censimento, rilevazione e validazione delle perdite che ha coinvolto anche le banche controllate; i dati ottenuti sono trasmessi all'Osservatorio DIPO (Database Italiano delle Perdite Operative). Nel corso del 2006 il Consiglio di Amministrazione di Banca CR Firenze ha approvato il "Regolamento di gruppo del sistema di gestione dei rischi operativi" che disciplina le modalità operative, la struttura di governo societario e gli strumenti di controllo interno. Tale regolamento sarà reso esecutivo nel 2007 con l'approvazione da parte dei CdA di tutte le banche del Gruppo, a cui seguirà la messa a punto degli strumenti di controllo e la conseguente emanazione della normativa interna di dettaglio.

Banca CR Firenze è orientata a chiedere all'Organo di Vigilanza l'autorizzazione all'uso della metodologia standard per il calcolo del nuovo requisito patrimoniale a copertura del rischio operativo introdotto dall'accordo di Basilea 2.

INFORMAZIONI DI NATURA QUANTITATIVA

Non vi sono informazioni di natura quantitativa disponibili in quanto non è ancora entrato in vigore l'accordo di Basilea 2 terzo pilastro.

NOTA INTEGRATIVA

Parte F - Informazioni sul patrimonio

Sezione 1 - Il patrimonio dell'impresa

A. INFORMAZIONI DI NATURA QUALITATIVA

La gestione del patrimonio riguarda il complesso delle politiche e delle scelte necessarie a definire la dimensione del patrimonio, nonché la combinazione ottimale tra i diversi strumenti alternativi di capitalizzazione, in modo da assicurare che il patrimonio e i coefficienti patrimoniali della Capogruppo e delle sue controllate siano coerenti con il profilo di rischio assunto rispettando, al contempo, i requisiti di vigilanza.

B. INFORMAZIONI DI NATURA QUANTITATIVA

Per informazioni relative al patrimonio dell'impresa si fa riferimento alla Parte B - Passivo, Sezione 14 della presente nota integrativa.

Sezione 2 - Il patrimonio e i coefficienti di vigilanza

2.1 Patrimonio di vigilanza

A. INFORMAZIONI DI NATURA QUALITATIVA

Il patrimonio di vigilanza ed i coefficienti patrimoniali sono stati calcolati sulla base dei valori patrimoniali e del risultato d'esercizio determinati con l'applicazione della disciplina di bilancio prevista dai principi contabili internazionali IAS/IFRS e tenendo conto delle modifiche introdotte dalla nuova normativa sul patrimonio di vigilanza ed i coefficienti prudenziali a seguito del recepimento dell'11° aggiornamento della Circolare n. 155/91 pubblicata dalla Banca d'Italia in data 3 aprile 2006.

1. Patrimonio di base
2. Patrimonio supplementare
3. Patrimonio di terzo livello
Il patrimonio di vigilanza è costituito dal patrimonio di base e dal patrimonio supplementare al netto di alcune deduzioni; in maggiore dettaglio:

- il patrimonio di base (Tier 1), ammesso nel calcolo senza alcuna limitazione, è costituito dal capitale versato, dalle riserve comprensive del sovrapprezzo di emissione e dell'utile di periodo al netto delle azioni o quote proprie in portafoglio, delle immobilizzazioni immateriali e delle perdite dell'esercizio in corso e di quelle registrate nei periodo precedenti;
- il patrimonio supplementare (Tier 2), che non può eccedere il valore del patrimonio di base, include le riserve da valutazione, gli strumenti ibridi di patrimonializzazione e le passività subordinate al netto delle previsioni delle rettifiche di valore sui crediti per rischio paese non rilevate in bilancio.

Da tali aggregati vanno dedotte le partecipazioni, gli strumenti innovativi di capitale, gli strumenti ibridi di patrimonializzazione e le attività subordinate detenuti in altre banche e società finanziarie.
Le nuove disposizioni previste dal citato aggiornamento della Circolare n. 155/91 sono finalizzate all'armonizzazione dei criteri di determinazione del patrimonio di vigilanza e dei coefficienti con i principi contabili internazionali: in tale ambito l'aspetto più rilevante è l'introduzione dei cosiddetti "filtri prudenziali", volti a salvaguardare la qualità del patrimonio di vigilanza e ridurne la potenziale volatilità indotta dall'applicazione delle nuove regole. Da un punto di vista sostanziale l'effetto dei suddetti filtri consiste in alcune correzioni dei dati contabili prima del loro utilizzo a fini di vigilanza.
Alla luce di tale quadro normativo, il calcolo del patrimonio di vigilanza consolidato del Gruppo Banca CR Firenze ha tenuto conto delle seguenti regole:

- per le attività finanziarie disponibili per la vendita le plusvalenze nette su ciascuno dei portafogli in titoli di debito, in titoli di credito e quote di O.I.C.R., al netto degli effetti fiscali, sono state incluse al 50% nel patrimonio supplementare;

- per gli immobili le plusvalenze derivanti dalla rideterminazione del costo (sia ad uso funzionale che per investimento) effettuate in sede di F.T.A. vengono integralmente computate nel patrimonio supplementare;
- in base alle istruzioni applicative di Banca d'Italia sulla Direttiva 2002/87/CE relativa alla vigilanza supplementare sui conglomerati finanziari, le partecipazioni detenute in imprese di assicurazione sono state dedotte dalla somma del patrimonio di base e del patrimonio supplementare; analogo trattamento è stato riservato alle attività subordinate in portafoglio emesse da compagnie assicurative consolidate (Centrovita Assicurazioni S.p.A.);
- l'interessenza nel capitale della Banca d'Italia è stata dedotta dal patrimonio di vigilanza per un importo pari alla seconda delle cinque quote annuali costanti con cui si deve sterilizzare, a partire dal 31 dicembre 2005, la suddetta partecipazione.

B. INFORMAZIONI DI NATURA QUANTITATIVA

	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	**1.297**	**1.092**	**205**	**18,8%**
Filtri prudenziali del patrimonio di base:				
- filtri prudenziali Ias/Ifrs positivi				
- filtri prudenziali Ias/Ifrs negativi	(1)		(1)	
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	**1.296**	**1.092**	**204**	**18,7%**
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	**827**	**894**	**(67)**	**-7,4%**
Filtri prudenziali del patrimonio supplementare:				
- filtri prudenziali Ias/Ifrs positivi	1		1	
- filtri prudenziali Ias/Ifrs negativi	(7)		(7)	
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	**821**	**894**	**(73)**	**-8,1%**
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri	**2.117**	**1.986**	**131**	**6,6%**
Elementi da dedurre dal totale patrimonio di base e supplementare	(224)	(190)	(34)	17,9%
F. Patrimonio di vigilanza	**1.893**	**1.796**	**97**	**5,4%**

L'incremento del patrimonio di vigilanza di circa 97 milioni di euro rispetto al valore rilevato al 31 dicembre 2005 in base alla normativa vigente fino a tale data, risulta sostanzialmente dovuto a:
- aumento di capitale a pagamento effettuato nel mese di giugno 2006 per 150 milioni di euro;
- diminuzione delle riserve per circa 44 milioni di euro a seguito della prima applicazione dei principi IAS/IFRS;
- aumento di 99 milioni di euro della quota dell'utile netto dell'esercizio 2006 imputata a riserve;
- avviamento di circa 76 milioni di euro rilevato in seguito all'incorporazione della Cassa di Risparmio di Mirandola S.p.A.;
- aumento di circa 34 milioni di euro degli elementi da dedurre, prevalentemente imputabile alla crescita dell'interessenza in Centro Leasing Banca S.p.A. ed all'ammortamento di un ulteriore quinto del valore di carico della Banca d'Italia.

La diminuzione del patrimonio supplementare è principalmente legata all'integrale utilizzo della riserva di rivalutazione degli immobili in seguito all'aumento gratuito del capitale effettuato nel primo semestre 2006; per quanto riguarda inoltre le variazioni legate ai "filtri prudenziali", computati nel patrimonio di vigilanza in base alle nuovi disposizioni emanate dalla Banca d'Italia, si precisa che il relativo ammontare è pressochè interamente riferito alla valutazione dei titoli classificati tra le "Attività finanziarie disponibili per la vendita".

Si ricorda infine che in accordo con quanto previsto dalle vigenti istruzioni di Vigilanza gli elementi negativi del patrimonio supplementare includono un importo, pari a circa 2,4 milioni di euro, relativo al dubbio esito per rischio paese calcolato sui crediti verso Banca C.R. Firenze Romania S.A., che nel bilancio della Banca non è stato rilevato per l'assenza dei presupposti richiesti dai principi IAS/IFRS.

2.2 Adeguatezza patrimoniale

A. INFORMAZIONI DI NATURA QUALITATIVA

Il Gruppo Banca CR Firenze è soggetto ai requisiti di adeguatezza patrimoniale stabiliti dal Comitato di Basilea in base alle regole definite dalla Banca d'Italia che stabiliscono il rapporto minimo, a livello consolidato, tra patrimonio di vigilanza e attività di rischio ponderate, che deve essere pari almeno all'8%.
Banca CR Firenze monitora e misura periodicamente il profilo patrimoniale del Gruppo procedendo, in funzione delle dinamiche di crescita attese di impieghi e di altre attività, alla quantificazione dei rischi (di credito, di mercato) ed alla conseguente verifica di compatibilità dei "ratios". Il rispetto dell'adeguatezza patrimoniale viene conseguito attraverso vari strumenti, quali la politica di pay out, la definizione di operazioni di finanza strategica (aumenti di capitale, emissioni di obbligazioni subordinate) e la gestione della politica degli impieghi in funzione della rischiosità delle controparti.
Una ulteriore fase di analisi e controllo preventivo sull'adeguatezza patrimoniale del Gruppo accade ogni volta che si proceda ad operazioni di carattere straordinario, come fusioni, acquisizioni e cessioni, attraverso la stima dell'impatto sui coefficienti di tali eventi e programmando eventuali azioni correttive volte a rispettare i vincoli richiesti dall'Autorità di vigilanza.

B. INFORMAZIONI DI NATURA QUANTITATIVA

Categorie/Valori	Importi non ponderati		Importi ponderati/requisiti		Variazioni %	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005	importi non ponderati	importi ponderati/requisiti
A. ATTIVITÀ DI RISCHIO						
A.1 RISCHIO DI CREDITO	**24.920**	**19.722**	**12.372**	**10.617**	**26,4%**	**16,5%**
Metodologia standard						
ATTIVITÀ PER CASSA	*15.431*	*12.169*	*11.128*	*9.897*	*26,8%*	*12,4%*
1. Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	12.035	9.244	8.784	7.740	30,2%	13,5%
1.1 Governi e Banche Centrali	1.215	194	2	3	526,3%	-33,3%
1.2 Enti pubblici	206	150	41	30	37,3%	36,7%
1.3 Banche	2.363	1.491	490	298	58,5%	64,4%
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)	8.251	7.409	8.251	7.409	11,4%	11,4%
2. Crediti ipotecari su immobili residenziali	1.683	1.303	842	651	29,2%	29,3%
3. Crediti ipotecari su immobili non residenziali						
4. Azioni, partecipazioni e attività subordinate	891	1.099	912	1.122	-18,9%	-18,7%
5. Altre attività per cassa	822	523	590	384	57,2%	53,6%
ATTIVITÀ FUORI BILANCIO	*9.489*	*7.553*	*1.244*	*720*	*25,6%*	*72,8%*
1. Garanzie e impegni verso (o garantite da):	9.007	7.133	1.240	716	26,3%	73,2%
1.1 Governi e Banche Centrali	20					
1.2 Enti pubblici	368	322	1			
1.3 Banche	542	437	8	24	24,0%	-66,7%
1.4 Altri soggetti	8.077	6.374	1.231	692	26,7%	77,9%
2. Contratti derivati verso (o garantiti da):	502	430	5	5	16,7%	0,0%
2.1 Governi e Banche Centrali						
2.2 Enti pubblici						
2.3 Banche	482	420	4	4	14,8%	0,0%
2.4 Altri soggetti	20	10	1	1	100,0%	0,0%
B. REQUISITI PATRIMONIALI DI VIGILANZA						
B.1 RISCHIO DI CREDITO			**848**	**733**		**15,7%**
B.2 RISCHI DI MERCATO			**35**	**62**		**-43,5%**
1. **Metodologia standard**						
di cui: + rischio di posizione su titoli di debito	x	x	31	41		-24,4%
di cui: + rischio di posizione su titoli di capitale	x	x		13		-100,0%
di cui: + rischio di cambio	x	x				
di cui: + altri rischi	x	x	4	7		-42,9%
2. **Modelli interni**						
di cui: + rischio di posizione su titoli di debito	x	x				
di cui: + rischio di posizione su titoli di capitale	x	x				
di cui: + rischio di cambio	x	x				
B.3 ALTRI REQUISITI PRUDENZIALI	**x**	**x**	**9**	**10**		**-10,0%**
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	**x**	**x**	**892**	**805**		**10,8%**
C. ATTIVITÀ DI RISCHIO E COEFFICIENTI DI VIGILANZA						
C.1 Attività di rischio ponderate	x	x	12.762	11.515		10,8%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	x	x	10,15%	9,48%		7,11%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	x	x	15,11%	15,86%		-4,75%

NOTA INTEGRATIVA

Parte G - Operazioni di aggregazione riguardanti imprese o rami d'azienda

Sezione 1 - Operazioni realizzate durante l'esercizio

1.1 Operazioni di aggregazione

La fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A, effettuata nel corso del 2006 con effetti contabili al 1 gennaio 2006, rientra nell'ambito delle operazioni di fusione per incorporazione madre-figlia e quindi non inquadrabili come business combinations. L'operazione non ha infatti comportato alcun scambio con economie terze con riferimento alle attività che si aggregano né è da considerare un'acquisizione in senso strettamente economico. L'unica modificazione rispetto alla situazione ante fusione attiene alla modalità di esercizio del controllo sulle attività e passività della società incorporata che, da indiretto, è divenuto diretto. Per i suddetti motivi, la fusione di Cassa di Risparmio di Mirandola S.p.A è stata esclusa dall'ambito di applicazione dell'IFRS 3.
Tale impostazione comporterebbe, peraltro, la retrodatazione contabile degli effetti della fusione con riferimento ai dati patrimoniali ed economici di Cassa di Risparmio di Mirandola S.p.A. dell'esercizio chiuso al 31 dicembre 2005 e la loro conseguente riesposizione ai fini comparativi nel bilancio dell'esercizio corrente. Data la difficoltà di effettuare tale riesposizione sotto il profilo giuridico, si è ritenuto che la retrodatazione contabile dei valori patrimoniali ed economici di Cassa di Risparmio di Mirandola S.p.A. per l'esercizio precedente possa essere rappresentata nei prospetti di stato patrimoniale e conto economico mediante l'indicazione di una terza colonna presentata a fianco dei saldi dell'esercizio precedente, non modificati, dell'incorporante.

Relativamente all'acquisizione del controllo di Banca C.R. Firenze Romania S.A. si rinvia a quanto riportato nella Relazione sulla Gestione consolidata e nella nota integrativa consolidata.

NOTA INTEGRATIVA

Parte H - Operazioni con parti correlate

1. Informazioni sui compensi degli amministratori e dei dirigenti

Nella tabella che segue sono riportati gli emolumenti ed i compensi corrisposti agli Amministratori, ai Sindaci, al Direttore Generale, ai Vice Direttori Generali ed ai Dirigenti con finalità strategiche di Banca CR Firenze S.p.A. (le relative voci sono state valorizzate in migliaia di euro per renderle maggiormente rappresentative).

(importi in migliaia di euro)	Amministratori e Sindaci (1)	Direttore Generale, Vice Direttori Generali e altri Dirigenti
Emolumenti e contributi sociali	1.956	2.842
Bonus, premi e incentivi vari (2)		1.608
Altri oneri previdenziali ed assicurativi (3)	154	85
Benefici non monetari		67
Indennità diverse per cessazione del rapporto di lavoro (4)		270
Pagamenti in azioni (stock options) (5)		1.955
Totale	**2.110**	**6.827**

(1) Il dettaglio dei compensi agli amministratori e sindaci predisposto ai sensi del Regolamento Emittenti Consob è riportato nella successiva tabella.
(2) Comprende bonus, gratifiche e l'importo percepito nel 2006 ai sensi della Legge 243/2004.
(3) Include eventuali oneri a carico della Banca per previdenze complementari, polizze assicurative, ecc.
(4) Include la quota del trattamento di fine rapporto di competenza dell'esercizio nonché eventuali indennità di buonuscita.
(5) Si riferisce alle stock options esercitate nel corso dell'esercizio 2006 ad un prezzo medio di mercato di euro 2,68 per 762.591 unità; in proposito si precisa che a partire dal 1° agosto 2006 ha avuto inizio il periodo di esercizio della seconda tranche del piano di stock options a suo tempo deliberato dall'Assemblea dei Soci.

Compensi corrisposti agli amministratori, ai sindaci, al Direttore Generale ed agli altri dirigenti indicati dallo IAS 24 (ai sensi dell'art. 78 del Regolamento Emittenti Consob)

Cognome e nome *(importi in euro)*	Carica	Durata carica	Emolumenti per la carica	Benefici non monetari	Bonus e altri incentivi	Altri compensi (*)
BENEDETTI Aureliano	Presidente	1/1–31/12	591.359	3.222		41.040
ANTINORI Piero	Vice Presidente (**)	1/1–31/12	147.110	2.707		
BUSI Giampiero	Vice Presidente	1/1–27/4	61.231	901		
CLAMON Jean	Consigliere	1/1–31/12	37.958	901		
CORSI Francesco	Consigliere	1/1–27/4	11.525	901		10.000
FOLONARI Ambrogio	Consigliere	1/1–27/4	10.925	901		
GINORI LISCI Lionardo	Consigliere	1/1–27/4	10.625	901		
MARZILI Pier Giovanni	Consigliere	1/1–3/9	57.872	1.802		71.437
MATTERA Massimo	Consigliere	1/1–31/12	90.458	2.707		
MORBIDELLI Giuseppe	Consigliere	1/1–31/12	90.159	2.707		
BUSSOLOTTO Pio	Consigliere	1/1–31/12	90.158	2.707		
SPADAFORA Giuseppe	Consigliere	1/1–31/12	91.058	2.707		
MANULI Mario	Consigliere	1/1–27/4	10.925	901		
COLOMEICIUC Alessio	Consigliere	1/1–31/12	41.258	2.707		
VECCHIONI Federico	Consigliere	2/10-31/12		676		
VARALDO Riccardo	Consigliere	27/4-31/12	28.833	1.807		
TARANTO Francesco	Consigliere	27/4-31/12	40.383	1.807		
PATUELLI Antonio	Consigliere	27/4-31/12	29.733	1.807		
MELLEY Matteo	Consigliere	27/4-31/12	30.033	2.321		11.040
CECCUZZI Sergio	Consigliere	27/4-31/12	29.733	1.807		16.125
FIORI Vieri	Presidente Collegio Sindacale	1/1–31/12	79.700	3.712		56.925
SACCONI Marco	Sindaco effettivo	1/1–31/12	55.700	3.636		40.303
MURATORI Domenico	Sindaco effettivo	1/1–31/12	53.000	2.708		
FALBO Angelo	Sindaco supplente	1/1–31/12				
SANSONI Guido	Sindaco supplente	1/1–31/12				
MOSCATELLI Lino (***)	Direttore Generale	1/1–31/12	452.862	14.294	753.292	13.510
ALTRI DIRIGENTI		1/1–31/12	1.440.938	66.400	385.658	
TOTALE			**3.583.538**	**127.648**	**1.138.950**	**260.380**

(*) Gli "Altri compensi" sono costituiti da gettoni di presenza, rimborso spese forfettari, emolumenti percepiti per incarichi ricoperti presso altre Società del Gruppo.

(**) Carica ricoperta dal 15 maggio 2006; nel periodo 1° gennaio - 15 maggio 2006 ricopriva la carica di consigliere.

(***) Percettore di bonus L. 234/04.

2. Informazioni sulle transazioni con parti correlate

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite dallo IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio.
In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per le seguenti categorie di parti correlate.

a) Controllante
Nessun soggetto detiene il controllo di Banca CR Firenze S.p.A.

b) Entità esercitanti influenza notevole sulla Società
Rientrano in questa categoria, in considerazione delle partecipazioni detenute ovvero dei rapporti intrattenuti con la società, i tre principali azionisti, Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. (fino al 31 dicembre 2006 la partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza 1° gennaio 2007, è stata protagonista della fusione con Banca Intesa S.p.A.) e BNP Paribas S.A.
Le relazioni esistenti tra i suddetti azionisti e la società sono state giudicate tali da dover considerare i tre soci in questione quali soggetti che esercitano influenza notevole ai sensi dello IAS 28.
Con l'Ente Cassa di Risparmio di Firenze sono in essere accordi in forza dei quali tale Ente si avvale di strutture e risorse della Banca.
Il Gruppo Banca CR Firenze ha intrattenuto numerosi rapporti di collaborazione con gli azionisti Sanpaolo IMI S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili. I rapporti sono inquadrati nell'ambito degli accordi-quadro stipulati tra la Banca e i suddetti soci nel novembre 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a Sanpaolo IMI S.p.A. e BNP Paribas S.A. e della stipula di un Patto di Sindacato fra i tre soci citati, in forza del quale gli stessi hanno sostanzialmente esercitato il controllo congiunto della società fino al 1° maggio 2005, data nella quale il Patto di Sindacato è cessato nell'efficacia.
Gli accordi-quadro, la cui scadenza era fissata al 14 marzo 2006 e ai quali veniva data attuazione attraverso accordi contrattuali, consentirono alla Banca di beneficiare del know-how specialistico dei due importanti gruppi bancari e prevedevano che Sanpaolo IMI S.p.A. (oggi Intesa Sanpaolo) assumesse il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas S.A. mantenesse il ruolo di interlocutore di riferimento principalmente per il credito al consumo, il leasing, il factoring e la bancassicurazione, attraverso le società partecipate in comune con Banca CR Firenze S.p.A.
Le collaborazioni con i citati gruppi sono regolarmente proseguite anche dopo la cessazione dell'efficacia del Patto di Sindacato, in una logica di reciproca convenienza e considerata anche la loro validità.
Con i soci Sanpaolo IMI S.p.A. e BNP Paribas S.A. sono state condotte in passato diverse transazioni aventi ad oggetto partecipazioni e rami d'azienda, sul merito delle quali sono state fornite informative nei bilanci e nelle redazioni periodiche dei precedenti esercizi.
Per quanto riguarda l'esercizio 2006 sono da mettere in evidenza le seguenti operazioni di seguito descritte.
Il 12 dicembre è stato stipulato un accordo con la succursale italiana di Cortal Consors S.A., società francese del gruppo BNP Paribas S.A., per la cessione della rete italiana di Promotori Finanziari (circa 160 unità) di Cortal Consors S.A. a Banca CR Firenze S.p.A. L'operazione sarà attuata una volta ottenute le autorizzazioni da parte delle autorità competenti. Alla data della stipula le masse gestite dalla Rete ammontavano a circa 430 milioni di euro. A queste viene riconosciuto un valore d'avviamento, da calcolare secondo un articolato metodo che prevede verifiche e determinazioni delle masse gestite dalla Rete di promotori in date successive alla data di efficacia contrattuale. Qualora le consistenze rimanessero quelle alla data del contratto, o andassero ad incrementarsi, l'avviamento massimo da riconoscere sarebbe di circa 5,4 milioni di euro, corrispondente all'1,25% delle masse. La congruità del valore di avviamento è stata confermata dal parere di un esperto.
Nel corso del 2006 hanno anche trovato definitiva sistemazione gli accordi presi nel 2002 con Sanpaolo IMI S.p.A. relativi alla cessione a quest'ultima della partecipazione detenuta da Banca CR Firenze S.p.A. in IMI Investimenti S.p.A., sul merito dei quali si è dettagliatamente riferito nel bilancio del suddetto esercizio. In particolare è stata condotta, come previsto, una valutazione con riferimento ai dati al 31 dicembre 2005 di uno dei più importanti cespiti del patrimonio di IMI Investimenti S.p.A., vale a dire la partecipazione in H3G Italia S.p.A. allo scopo di verificare l'esistenza dei presupposti per un'integrazione del corrispettivo riconosciuto a suo tempo.

Banca CR Firenze S.p.A. insieme agli altri soggetti che nel 2002 avevano venduto le azioni Imi Investimenti S.p.A. a Sanpaolo IMI S.p.A., hanno quindi incaricato ciascuno un proprio advisor per la determinazione del valore della società, accordandosi successivamente per la corresponsione di un'integrazione al prezzo corrispondente ad una valutazione di H3G Italia S.p.A. mediana rispetto a quella dei due advisor. In definitiva Sanpaolo IMI S.p.A. ha corrisposto a Banca CR Firenze S.p.A. circa 3,8 milioni di euro quale integrazione al prezzo per la cessione della partecipazione del 5% in IMI Investimenti S.p.A.
Nel mese di giugno del 2006 Banca CR Firenze ha acquisito la quota in Centro Leasing Banca S.p.A. detenuta da Sanpaolo IMI S.p.A., non più interessata alla sua detenzione in quanto ritenuta non strategica, pari a circa il 12% del capitale sociale della Centro Leasing Banca S.p.A. Il corrispettivo complessivo pattuito ammonta a circa 21,2 milioni di euro (5,5 euro per azione) ed è stato determinato in coerenza con le valutazioni effettuate da un esperto indipendente. Al medesimo prezzo di 5,5 euro per azione Banca CR Firenze ha successivamente venduto parte delle azioni acquistate da Sanpaolo IMI S.p.A., pari a circa il 6% del capitale sociale di Centro Leasing Banca S.p.A. a BNP Paribas Lease Group, in modo da parificare le partecipazioni di Banca CR Firenze e del Gruppo BNP Paribas in Centro Leasing Banca S.p.A., per un corrispettivo complessivo pari a circa 10,7 milioni di euro.

c) Controllate
Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo, che in estrema sintesi vede le banche italiane controllate focalizzate sul presidio delle relazioni con la clientela sul territorio e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internationale S.A. rispettivamente specializzate nella predisposizione dell'offerta di bancassicurazione e di fondi comuni d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici e la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di coordinatore complessivo dell'azione di Gruppo e di fornitore di diversi servizi accentrati per tutte le banche del Gruppo.
Le transazioni infragruppo avvengono sulla base di specifiche convenzioni ed a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.
Allo scopo di razionalizzare l'assetto societario del Gruppo è stata avviata nel dicembre del 2005 e conclusa il 1° luglio 2006 l'operazione di incorporazione della Cassa di Risparmio di Mirandola S.p.A. nella Capogruppo Banca CR Firenze S.p.A.
È in corso un programma di razionalizzazione della rete di sportelli del Gruppo che prevede, tra le diverse iniziative, scambi di filiali fra le banche del Gruppo stesso allo scopo di meglio focalizzare le presenze delle singole banche nei rispettivi territori d'elezione.
Rientra in tale programma, così come negli accordi stipulati nel 2003 fra Banca CR Firenze S.p.A. e Fondazione Cassa di Risparmio della Spezia per la cessione della quota di maggioranza nella Cassa di Risparmio della Spezia S.p.A., la cessione da Banca CR Firenze S.p.A. a Cassa di Risparmio della Spezia S.p.A. di 10 filiali poste nella provincia di Massa Carrara (operazione perfezionata in data 1° gennaio 2007 e che non presenta riflessi sul bilancio 2006; vedere in proposito Sezione G "Operazioni di aggregazione aziendale" della presente nota integrativa). Per il ramo d'azienda oggetto di cessione, la cui entità è sintetizzabile nei dati di raccolta diretta (circa 177 milioni di euro), impieghi a clientela (circa 160 milioni di euro) e raccolta indiretta (circa 235 milioni di euro), Cassa di Risparmio della Spezia S.p.A. ha corrisposto a Banca CR Firenze S.p.A. a titolo d'avviamento un importo complessivo di circa 30,3 milioni di euro, determinato di comune accordo con il supporto di un qualificato advisor.

d) Collegate
Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., società cui il Gruppo fa riferimento per le operazioni dei rispettivi comparti, sono supportate finanziariamente da Banca CR Firenze S.p.A.; le operazioni con società collegate sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere a condizioni in linea con il mercato.

e) *Joint ventures*
Rientra in questa categoria il Gruppo Findomestic, supportato finanziariamente in misura significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico. Rientra in questa categoria anche la società Soprarno SGR S.p.A. costituita nel corso del 2006, peraltro non ancora operativa.

Le operazioni con *joint ventures* sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere comunque a condizioni in linea con il mercato.

f) Dirigenti con responsabilità strategiche
Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale ed include, oltre al Direttore Generale ed ai due Vice Direttori Generali, sei Direttori Centrali della Banca che hanno, per questo, responsabilità strategiche; nella precedente Sezione 1 sono indicate le retribuzioni di tali soggetti, oltre a quelle degli Amministratori e dei Sindaci.

g) Altre parti correlate
Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Banca CR Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente e delle società agli stessi riconducibili.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono di seguito riportate in una tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi di bilancio patrimoniali ed economici.

Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate
In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nelle tabelle di seguito riportate sono fornite le informazioni quantitative sulle transazioni con parti correlate evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico e sui flussi finanziari della Banca.

	Attività finanziarie (1)	*Incidenza sul totale*	Crediti verso clientela	*Incidenza sul totale*	Crediti verso banche	*Incidenza sul totale*	Debiti verso clientela	*Incidenza sul totale*	Debiti verso banche	*Incidenza sul totale*	Garanzie rilasciate	*Incidenza sul totale*	Margine di contribuzione (2)	*Incidenza sull'Utile*
a) Controllante														
b) Entità esercitanti influenza notevole sulla Società							32	*0,39%*			2	*0,28%*		
c) Controllate	17	*98,77%*	40	*0,39%*	186	*10,90%*	32	*0,39%*	313	*29,56%*	34	*4,84%*	2	*0,83%*
d) Collegate			145	*1,41%*	212	*12,42%*	11	*0,14%*	47	*4,44%*			2	*0,83%*
e) *Joint ventures*					746	*43,72%*			30	*2,83%*	6	*0,85%*	2	*0,83%*
f) Dirigenti con responsabilità strategiche			1	*0,01%*			1	*0,01%*						
g) Altre parti correlate			13	*0,13%*			221	*2,72%*			2	*0,28%*	1	*0,42%*
Totale	**17**	***98,77%***	**199**	***1,93%***	**1.144**	***67,04%***	**297**	***3,65%***	**390**	***36,85%***	**44**	***6,30%***	**7**	***2,91%***

(1) Si riferisce a prestiti subordinati computabili nel patrimonio della Banca.
(2) Corrisponde al margine d'intermediazione: margine d'interesse più margine da servizi.

Nella seguente tabella viene riportata l'incidenza delle operazioni con parti correlate sui flussi finanziari della Banca; a tal fine è stato predisposto un apposito rendiconto finanziario con il metodo indiretto.

	31 dicembre 2006
ATTIVITÀ OPERATIVA	
Gestione	**7**
- margine di contribuzione all'utile d'esercizio delle parti correlate	7
Liquidità generata/(assorbita) dalle attività finanziarie	**102**
- crediti verso banche	(176)
- crediti verso clientela	278
Liquidità generata/(assorbita) dalle passività finanziarie	**(38)**
- debiti verso banche	(53)
- debiti verso clientela	15
Liquidità netta generata/(assorbita) dall'attività operativa delle parti correlate	**71**
ATTIVITÀ DI INVESTIMENTO	
Liquidità generata da:	**83**
- vendita partecipazioni (Centro Leasing Banca S.p.A. a BNP Paribas S.A.)	11
- dividendi incassati su partecipazioni (società controllate, collegate, joint venture, ecc.)	72
Liquidità assorbita da:	**(129)**
- acquisti di partecipazioni (Banca C.R. Firenze Romania S.A., Centro Leasing Banca S.p.A. da Sanpaolo IMI S.p.A., Soprarno SGR S.p.A.)	(53)
- acquisti (o incrementi) di attività immateriali (avviamento di CR Mirandola S.p.A.)	(76)
Liquidità netta generata/(assorbita) dall'attività d'investimento delle parti correlate	**(46)**
ATTIVITÀ DI PROVVISTA	
- emissioni/acquisti di azioni proprie (stock options dirigenti)	2
- distribuzione dividendi a parti correlate	(40)
- sottoscrizione aumento di capitale a pagamento effettuato da parti correlate	101
Liquidità netta generata/(assorbita) dall'attività di provvista delle parti correlate	**63**
LIQUIDITÀ NETTA GENERATA/(ASSORBITA) NELL'ESERCIZIO DALLE PARTI CORRELATE	**88**

NOTA INTEGRATIVA

Parte I - Accordi di pagamento basati su propri strumenti patrimoniali

A - INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock option) a favore dei Direttori Generali e dei Dirigenti delle società bancarie del Gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione, che in forza delle stesse ha deliberato i seguenti piani di stock option;

- la *prima tranche del piano*, riguardante complessivamente *4 milioni di azioni*, è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere, dal 16 ottobre 2003 al 16 ottobre 2006, azioni della Banca di nuova emissione ad un prezzo unitario di € 1,225;
- la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi 6 *milioni di azioni*, esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di € 1,103 per azione; in proposito si precisa che in seguito alle operazioni sul capitale sociale deliberate dall'Assemblea dei Soci del 27 aprile 2006, descritte nella Relazione sulla Gestione, i termini relativi al numero di azioni ed al prezzo unitario di esercizio hanno subito variazioni, senza peraltro modificare il beneficio economico del piano.

L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca, ai sensi dell'articolo 2358 3° comma del Codice Civile.

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quella di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005.

Il piano di *stock options* attualmente in vigore è relativo alla *seconda tranche* sopra citata; per tale piano è stato pertanto determinato il *fair value* delle opzioni assegnate e si è provveduto ad imputare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004, mentre le quote di competenza degli esercizi 2005 e 2006 sono state rilevate nei conti economici dei rispettivi anni.

B - INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2, si riporta di seguito l'informativa sulle variazioni ed il dettaglio dei piani di stock options riferiti ai Direttori Generali e ai Dirigenti delle società bancarie del Gruppo.

- ***Prima tranche del piano***:

Voci/Numero opzioni e prezzi di esercizio	31 dicembre 2006 Numero opzioni	31 dicembre 2006 Prezzi medi (in euro)	31 dicembre 2006 Scadenza media (1)	31 dicembre 2005 Numero opzioni	31 dicembre 2005 Prezzi medi (in euro)	31 dicembre 2005 Scadenza media (1)
A. Esistenze iniziali (2)	**241.181**	**1,22500**	**289**	**1.087.210**	**1,22500**	**653**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni						
C. Diminuzioni	**241.181**	**1,22500**		**846.029**	**1,22500**	
C.1 Annullate						
C.2 Esercitate	241.181	1,22500		846.029	1,22500	
C.3 Scadute						
C.4 Altre variazioni						
D. Rimanenze finali				**241.181**	**1,22500**	**289**
E. Opzioni esercitabili alla fine dell'esercizio				**241.181**	**1,22500**	**289**

- ***Seconda tranche del piano (esercitabile dal 1° agosto 2006)***:

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2006 Numero opzioni	31 dicembre 2006 Prezzi medi (in euro)	31 dicembre 2006 Scadenza media (1)
A. Esistenze iniziali (2)	**6.540.780**	**0,97300**	**1.096**
B. Aumenti			
B.1 Nuove emissioni			
B.2 Altre variazioni			
C. Diminuzioni	**3.992.352**	**0,97300**	
C.1 Annullate			
C.2 Esercitate	3.992.352	0,97300	
C.3 Scadute			
C.4 Altre variazioni			
D. Rimanenze finali	**2.548.428**	**0,97300**	**944**
E. Opzioni esercitabili alla fine dell'esercizio	**2.548.428**	**0,97300**	**944**

(1) Trattandosi di un'unica scadenza, per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.
(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.

ALLEGATI AL BILANCIO DELL'IMPRESA

Elenco delle attività finanziarie disponibili per la vendita ("AFS") costituite da partecipazioni minoritarie acquisite ai fini di investimento, detenute alla data di chiusura dell'esercizio

(importi in euro) ENTE O SOCIETÀ	Valore nominale	Valore di bilancio al 31 dicembre 2006	Quota %	Capitale Sociale della società partecipata (1)	Valore unitario azioni	Numero azioni o quote
Engineering S.p.A.	255.000,00	3.392.000	0,800%	31.875.000,00	2,550	100.000
Immobiliare Novoli S.p.A.	5.160.000,00	21.179.000	25,000%	20.640.000,00	5,160	1.000.000
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	11.096.076,00	60.472.948	11,614%	95.544.526,00	1,000	11.096.076
Cassa dei Risparmi di Forlì e della Romagna S.p.A. (azioni privilegiate)	1.085.850,00	5.915.041	1,136%	95.544.526,00	1,000	1.085.850
Brain Technology S.p.A.	50.000,00	2.745.684	10,000%	500.000,00	0,500	100.000
Firenze Parcheggi S.p.A.	2.350.746,45	3.015.909	9,184%	25.595.157,50	51,650	45.513
Sanpaolo IMI Private Equity Scheme B.V.	8.000,00	649.000	8,000%	100.000,00	100,000	80
Banca d'Italia S.p.A.	2.941,12	56.627.586	1,885%	156.000,00	0,520	5.656
Fidi Toscana S.p.A.	6.397.456,00	6.401.951	8,883%	72.020.000,00	52,000	123.028
Sici - Sviluppo Imprese Centro Italia SGR S.p.A.	774.690,00	809.802	15,000%	5.164.600,00	516,460	1.500
P.B. (Recupero Piaggio) S.r.l.	5.902,40	6.895	4,960%	119.000,00	1,000	5.902
Ge.Pa.Fin. - Garanzia Partecipazioni Finanziarie S.p.A.	6.000,00	5.340	1,000%	600.000,00	6,000	1.000
Protera S.r.l.	15.721,95	176.431	11,152%	140.981,00	1,000	15.722
Cbe Service S.r.l.	2.478,94	2.479	10,000%	24.789,40	24,789	100
Centro Affari e Convegni di Arezzo S.r.l.	816.000,12	805.882	5,697%	14.323.888,51	1,000	816.000
Caricentro Servizi S.r.l.	5.165,00	5.165	5,165%	100.000,00	1,000	5.165
Welcome Italia S.p.A.	87.500,52	96.753	5,000%	1.750.000,00	1,000	87.501
Siena Parcheggi S.p.A.	206.560,00	155.568	4,444%	4.647.600,00	51,640	4.000
Eurobic Toscana Sud S.p.A.	16.380,00	14.207	3,120%	525.073,00	1,000	16.380
C.R.I.F. S.p.A.	74.320,00	4.868	1,266%	5.871.308,80	1,600	46.450
Patto 2000 S.c.r.l.	10.328,80	9.873	2,646%	390.428,64	258,220	40
Firenze Fiera S.p.A.	477.338,40	477.531	2,583%	18.483.105,96	3,960	120.540
Interporto della Toscana Centrale S.p.A.	241.500,00	219.866	2,000%	12.075.000,00	0,210	1.150.000
Grosseto Sviluppo S.p.A.	1.238,40	84	0,124%	999.997,68	5,160	240
Siteba S.p.A.	30.859,92	59.561	1,187%	2.600.000,00	0,520	59.346
Società per i Servizi bancari - Ssb S.p.A.	73.272,94	130.458	0,681%	10.763.984,27	0,130	563.638
Società di Gestione per il Realizzo S.p.A.	12.267,50	63.356	0,416%	2.946.459,00	0,100	122.675
Marina di Cala Galera Circolo Nautico S.p.A.	5.676,00	4.149	0,367%	1.548.000,00	5,160	1.100
Seam-Società Esercizio Aeroporto Maremma S.p.A.	10.000,00	6.882	0,283%	3.531.500,00	5,000	2.000
Centrale dei Bilanci S.r.l.	75.000,00	112.151	0,250%	30.000.000,00	3.000,000	25
Sia - Cedborsa S.p.A.	54.981,16	522.194	0,303%	18.123.683,76	0,520	105.733
Consorzio Ca.Ri.Ce.Se.	29.070,00	162.392	1,939%	1.499.349,00	0,510	57.000
S.W.I.F.T. S.C.	6.000,64	61.533	0,043%	14.021.375,00	125,000	48
Centrale del Latte Firenze Pistoia Livorno S.p.A.	449,28	298	0,006%	7.256.704,00	0,520	864
Visa Europe Ltd.	20,00	20	0,013%	150.000,00	10,000	2
Answers S.p.A.	6.267,00	300.000	3,000%	208.882,00	1,000	6.267
SI Holding S.p.A.	1.418.863,20	7.961.648	5,255%	27.000.000,00	0,600	2.364.772
Ver Capital S.p.A.	240.000,00	297.000	16,000%	1.500.000,00	1,000	240.000
Centrofidi Terziario S.C.p.a.	600.000,00	1.200.000	8,955%	6.700.000,00	1,000	600.000
Banca Popolare Italiana (Ex Reti Bancarie) S.p.A.	36.555,00	131.561	0,002%	2.047.081.617,00	3,000	12.185
Profingest - Consorzio	5.165,00	2.317	0,185%	2.798.888,00	2.582,000	2
Raccorderie Metalliche S.p.A.	133.000,00	414.960	4,376%	3.039.000,00	1,000	133.000
Immobiliare La Marchesa S.p.A.	38.734,00	31.077	1,389%	2.788.866,00	7.746,850	5
Mirandola Arte e Cultura S.r.l.	1.000,00	1.000	1,000%	100.000,00	1.000,000	1
Sit S.p.A.	450.000,00	112.500	1,500%	30.000.000,00	1,000	450.000
TOTALE		**174.764.918**				

(1) Dati desunti dai bilanci al 31 dicembre 2005 ed aggiornati laddove si siano verificate variazioni nel corso del 2006.

Si precisa che per quanto riguarda la partecipazione in Immobiliare Novoli S.p.A., nella quale la Banca detiene un'interessenza del 25%, la classificazione tra le "Attività finanziarie disponibili per la vendita" deriva dalla natura essenzialmente finanziaria dell'investimento operato sul capitale della società, nei confronti della quale infatti non viene esercitata alcuna influenza notevole così come definita dallo IAS 28.

Elenco delle obbligazioni convertibili

(importi in euro)		Prezzo medio di carico		Valore Nominale		Valore di Bilancio	
Descrizione	Scadenza	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005
ALITALIA 7,50% 02/10 CV	22-07-2010	99,96	83,32	25,90	25,90	25,70	25,89
BANCA IFIS 4,375% 04/09 CV	16-07-2009	105,36	102,00	500.000,00	500.000,00	551.399,00	528.949,50

Rendiconto annuale dei Fondi di Previdenza Integrativa ("FIP") senza autonoma personalità giuridica

Come evidenziato nella Parte B Sezione 12 - "Fondi per rischi ed oneri" della presente nota integrativa, nell'anno 1999 è stato costituito un Patrimonio di destinazione ai sensi dell'articolo 2117 c.c., relativo ai fondi di previdenza integrativi derivanti dagli accordi sindacali 21 maggio 1985 e 5 novembre 1998.
Su tali fondi viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto Patrimonio. A tal proposito si precisa che il rendimento annuale è costituito, per ogni Sezione o linea di investimento, dal rapporto tra le rendite rivenienti dalla gestione (al netto dei relativi costi) e la giacenza media del rispettivo Patrimonio.

Tenuto conto delle risultanze contabili, il Patrimonio di destinazione alla data di chiusura dell'esercizio è così composto:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Sezione "ordinaria" (a prestazione definita) - accordi 21 maggio 1985 e 5 novembre 1998	114.297.658,26	117.939.656,79
Sezione "ordinaria" (a prestazione definita) - Patrimonio	*117.303.032,40*	
Sezione "ordinaria" (a prestazione definita) - Riserva "available for sale"	*-3.005.374,14*	
- Sezione "speciale" (a contribuzione definita) - accordo 5 novembre 1998	25.931.152,01	20.436.098,25
Totale	**140.228.810,27**	**138.375.755,04**

L'importo relativo alla Sezione "speciale", i cui iscritti hanno la possibilità di investire le somme loro spettanti in base a tre linee d'investimento (prudenziale, bilanciata e aggressiva), risulta così ripartito:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- linea Prudenziale	5.881.003,57	4.775.526,34
- linea Bilanciata	6.995.475,19	5.092.895,27
- linea Aggressiva	13.054.673,25	10.567.676,64
Totale Patrimonio FIP Sezione "speciale"	**25.931.152,01**	**20.436.098,25**

Patrimonio FIP Sezione "Ordinaria" (a prestazione definita) - Accordi 21 maggio 1985 e 5 novembre 1998

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Liquidità	11.432.228,26	51.167.788,79
- Investimenti mobiliari	102.865.430,00	67.223.268,00
Titoli non immobilizzati	*101.110.000,00*	*66.082.500,00*
Ratei attivi su titoli non immobilizzati	*1.755.430,00*	*1.140.768,00*
Totale investimenti della Sezione "ordinaria"	**114.297.658,26**	**118.391.056,79**
Fondo per rischi ed oneri su operazioni fuori bilancio		*(451.400,00)*
Totale passività della Sezione "ordinaria"		**(451.400,00)**
Totale Patrimonio FIP Sezione "ordinaria"	**114.297.658,26**	**117.939.656,79**

Le entrate dell'esercizio della Sezione "ordinaria" del FIP sono così costituite:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Rendite degli investimenti	11.932.452,09	14.359.217,01
Interessi attivi su titoli e scarti	*3.268.168,51*	*2.363.738,27*
Scarti di emissione su titoli italia	*6.804,00*	
Incasso premi su opzioni	*7.563.580,87*	*8.971.347,64*
Plusvalenze su vendita titoli	*427.170,37*	*1.865.113,60*
Rivalutazione titoli non immobilizzati		*19.778,48*
Dividendi su azioni	*104.351,00*	*71.000,00*
Contributo accordo 5 novembre 1998	*562.377,34*	*895.000,08*
Interessi su contributi sospesi anno 2005		*173.238,94*
- Incasso delle quote di contributi	3.599.005,61	17.507.847,78
A carico Banca CR Firenze S.p.A.	*2.987.812,06*	*2.731.073,40*
A carico Banca CR Firenze S.p.A. (anni precedenti)		*12.885.265,11*
A carico Cerit S.p.A.	*214.300,18*	*211.046,39*
A carico Cerit S.p.A. (anni precedenti)		*687.849,61*
A carico Ente Cassa di Risparmio di Firenze	*1.586,11*	*1.302,63*
A carico Ente Cassa di Risparmio di Firenze (anni precedenti)		*4.477,28*
A carico dei dipendenti della Banca	*334.888,53*	*331.602,05*
A carico dei dipendenti di Cerit S.p.A.	*16.885,69*	*16.431,29*
A carico dei dipendenti dell'Ente Cassa di Risparmio di Firenze	*871,04*	*842,13*
Interessi su contributi sospesi anni precedenti		*637.957,89*
Trasferimenti posizioni al FIP	42.662,00	
Totale entrate	**15.531.457,70**	**31.867.064,79**

Le uscite dell'esercizio della Sezione "ordinaria" del FIP sono rappresentate da:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Costi degli investimenti	7.659.725,57	7.796.364,16
Perdite da negoziazione titoli	*5.877.725,57*	*5.474.464,31*
Premi su titoli pagati	*1.782.000,00*	*944.149,85*
Accantonamento al fondo per rischi e oneri su operazioni fuori bilancio		*298.000,00*
Svalutazione titoli non immobilizzati		*1.079.750,00*
- Pensioni erogate agli iscritti	8.328.154,17	7.962.830,92
- Spese amministrative e diverse	9.313,60	30.401,29
- Trasferimenti ad altri fondi	170.888,75	1.228,49
- Riserva AFS	3.005.374,14	
Totale uscite	**19.173.456,23**	**15.790.824,86**
Rendimento annuale della Sezione "ordinaria" del FIP	**3,84%**	**5,83%**

Si precisa che per la presente Sezione, in base agli accordi sindacali viene effettuato ogni 4 anni il calcolo della riserva matematica avvalendosi di un Attuario esterno, il quale evidenzia anche il calcolo annuale dei flussi finanziari e la relativa riserva matematica prospettica del quadriennio successivo. L'ultima verifica attuariale è stata effettuata con riferimento al 1° gennaio 2006 e a tale data, ipotizzando un tasso di rendimento in linea con i risultati effettivamente conseguiti nell'ultimo quadriennio, il calcolo annuale dei flussi finanziari ha evidenziato un avanzo tecnico; in proposito si ricorda che solo in presenza di un deficit gli accordi sindacali istitutivi del FIP prevedono una tolleranza del 2% per l'adeguamento automatico della cosiddetta "aliquota di equilibrio", applicata sulla retribuzione pensionabile ed attualmente pari a:

- per il personale della Banca iscritto ante 1° gennaio 1991: 4,00% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale della Cerit S.p.A. iscritto ante 1° gennaio 1991: 5,90% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale iscritto dal 1° gennaio 1991 al 27 aprile 1993: 4,00% a carico dell'azienda (5,90% per il personale della Cerit S.p.A.) e 2% a carico del dipendente.

Patrimonio FIP Sezione "Speciale" (a contribuzione definita) - Accordo 5 novembre 1998

(importi in euro)	31 dicembre 2006	31 dicembre 2005
Linea Prudenziale		
- Investimenti mobiliari	4.308.228,13	163.806,20
Titoli e fondi non immobilizzati	4.235.004,76	160.800,03
Ratei su titoli non immobilizzati	73.223,37	3.006,17
- Liquidità	1.593.931,51	4.681.938,01
- Debitori diversi	584,18	3.136,47
Totale attività	**5.902.743,82**	**4.848.880,68**

Le entrate dell'esercizio della linea Prudenziale sono così costituite:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Rendite degli investimenti	537.638,26	513.302,66
Interessi attivi su titoli e scarti	168.809,40	12.549,66
Incasso premi su opzioni	187.325,00	179.142,50
Plusvalenze su vendita titoli	162.100,14	231.614,07
Rivalutazione titoli non immobilizzati	2.326,66	750,00
Contributo accordo 5 novembre 1998	17.077,06	62.946,43
Utilizzo fondo riacquisto opzioni		15.500,00
Dividendi su azioni		10.800,00
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.004.467,57	857.949,37
Contributi aziendali	*826.288,48*	*691.592,92*
Contributi dipendenti	*126.427,43*	*109.672,74*
Contributi Cerit S.p.A.	*26.542,88*	*34.779,45*
Contributi Ente Cassa di Risparmio di Firenze	*25.208,78*	*21.904,26*
- Trasferimenti da altri fondi	147.295,00	136.254,81
Totale entrate	**1.689.400,83**	**1.507.506,84**

Le uscite dell'esercizio della linea Prudenziale sono rappresentate da:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Costi degli investimenti	366.466,41	225.773,18
Imposta sostitutiva 11%	*21.156,07*	*35.537,35*
Pagamento premi assicurativi	*5.244,79*	*5.238,62*
Perdite da negoziazione titoli	*66.670,55*	*142.959,71*
Pagamento premi su opzioni	*53.250,00*	*42.037,50*
Svalutazione titoli non immobilizzati	*220.145,00*	
- Trasferimenti - capitale	215.771,17	94.280,56
- Trasferimenti - rendimento dell'anno	584,18	1.016,99
- Spese generali (bollo su estratti conto)	517,66	312,18
Totale uscite	**583.339,42**	**321.382,91**
Rendimento annuale della linea Prudenziale	**3,63%**	**7,98%**

(importi in euro)	31 dicembre 2006	31 dicembre 2005
Linea Bilanciata		
- Investimenti mobiliari	2.892.558,08	327.612,33
Titoli e fondi non immobilizzati	*2.842.660,00*	*321.600,00*
Ratei su titoli non immobilizzati	*49.898,08*	*6.012,33*
- Liquidità	4.151.144,55	4.901.797,63
- Debitori diversi	3.403,91	5.503,98
Totale attività	**7.047.106,54**	**5.234.913,94**

Le entrate dell'esercizio della linea Bilanciata sono così costituite:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Rendite degli investimenti	1.077.132,62	820.430,17
Interessi attivi su titoli e scarti	*115.302,75*	*14.679,83*
Incasso premi su opzioni	*376.680,00*	*298.300,00*
Plusvalenze su vendita titoli	*514.726,85*	*409.629,23*
Rivalutazione titoli non immobilizzati		*1.500,00*
Contributo accordo 5 novembre 1998	*70.423,02*	*53.521,11*
Utilizzo fondo riacqusto opzioni		*24.800,00*
Dividendi su azioni		*18.000,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.339.849,13	1.016.420,13
Contributi aziendali	*1.092.890,93*	*791.076,73*
Contributi dipendenti	*165.120,23*	*125.695,59*
Contributi Cerit S.p.A.	*72.363,90*	*90.833,44*
Contributi Ente Cassa di Risparmio di Firenze	*9.474,07*	*8.814,37*
- Trasferimenti da altri fondi	548.075,56	210.509,61
Totale entrate	**2.965.057,31**	**2.047.359,91**

Le uscite dell'esercizio della linea Bilanciata sono rappresentate da:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Costi degli investimenti	686.928,80	445.652,49
Imposta sostitutiva 11%	*48.227,44*	*46.320,84*
Pagamento premi assicurativi	*5.458,36*	*5.166,12*
Perdite da negoziazione titoli	*236.128,00*	*292.265,53*
Pagamento premi su opzioni	*254.925,00*	*101.900,00*
Svalutazione titoli non immobilizzati	*142.190,00*	
- Trasferimenti - capitale	368.103,65	10.035,89
- Trasferimenti - rendimento dell'anno	3.403,91	17,83
- Spese generali (bollo su estratti conto)	637,12	305,73
Totale uscite	**1.059.073,48**	**456.011,94**
Rendimento annuale della linea Bilanciata	**7,57%**	**10,33%**

(importi in euro)	31 dicembre 2006	31 dicembre 2005
Linea Aggressiva		
- Investimenti mobiliari	3.600.290,05	
Titoli e fondi non immobilizzati	*3.538.850,00*	
Ratei su titoli non immobilizzati	*61.440,05*	
- Liquidità	9.594.270,44	10.845.765,90
- Debitori diversi	1.140,57	11.666,10
Totale attività	**13.195.701,06**	**10.857.432,00**

Le entrate dell'esercizio della linea Aggressiva sono così costituite:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Rendite degli investimenti	3.116.611,96	1.894.874,14
Interessi attivi su titoli e scarti	*141.473,85*	*1.504,40*
Incasso premi su opzioni	*1.129.585,00*	*1.046.259,41*
Plusvalenze su vendita titoli	*1.665.845,47*	*663.014,23*
Contributo accordo 5 novembre 1998	*179.707,64*	*116.136,10*
Utilizzo fondo riacquisto opzioni		*20.900,00*
Dividendi su azioni		*47.060,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.817.767,26	1.690.641,90
Contributi aziendali	*1.557.796,48*	*1.445.133,53*
Contributi dipendenti	*252.713,22*	*232.049,62*
Contributi Cerit S.p.A.	*4.431,24*	*10.774,46*
Contributi Ente Cassa di Risparmio di Firenze	*2.826,32*	*2.684,29*
- Trasferimenti da altri fondi	50.074,82	16.717,56
Totale entrate	**4.984.454,04**	**3.602.233,60**

Le uscite dell'esercizio della linea Aggressiva sono rappresentate da:

(importi in euro)	31 dicembre 2006	31 dicembre 2005
- Costi degli investimenti	1.984.797,00	854.725,70
Imposta sostitutiva 11%	*139.887,24*	*128.557,67*
Pagamento premi assicurativi	*14.390,89*	*15.651,77*
Perdite da negoziazione titoli	*786.758,87*	*326.103,76*
Pagamento premi su opzioni	*854.060,00*	*384.412,50*
Svalutazione titoli non immobilizzati	*189.700,00*	
- Trasferimenti - capitale	509.443,52	154.137,46
- Trasferimenti - rendimento dell'anno	1.140,57	1.797,69
- Spese generali (bollo su estratti conto)	935,77	635,97
Totale uscite	**2.496.316,86**	**1.011.296,82**
Rendimento annuale della linea Aggressiva	**11,22%**	**13,27%**

Per la Sezione "speciale" si precisa che le voci "Contributi Cerit S.p.A." e "Contributi Ente Cassa di Risparmio di Firenze" sono comprensive degli importi a carico, rispettivamente, dei lavoratori dipendenti e del datore di lavoro.

Rendiconto annuale del Fondo di Previdenza Aperto a contribuzione definita "CRF Previdenza"

Relazione sulla Gestione Esercizio 2006

La presente relazione accompagna il rendiconto dell'esercizio 2006, redatto in osservanza al principio di chiarezza, che rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e l'andamento dell'esercizio di ciascuno dei quattro comparti del fondo e, in osservanza alle direttive impartite dalla Commissione di Vigilanza sui Fondi Pensione, comprende per ciascun comparto i seguenti documenti:

1. Stato Patrimoniale
2. Conto Economico
3. Nota integrativa

Descrizione generale della situazione del fondo a fine esercizio

Il Fondo, istituito da Banca CR Firenze con delibera del Consiglio di Amministrazione del 13 novembre 2000 e iscritto al n. 110 dell'Albo tenuto dalla Commissione di Vigilanza, ha iniziato la sua operatività in data 18 giugno 2001.

Nell'esercizio 2006, il collocamento del Fondo è avvenuto tramite tutte le banche del Gruppo Banca CR Firenze, e precisamente: Banca CR Firenze S.p.A. (che da luglio 2006 ha incorporato Cassa di Risparmio di Mirandola S.p.A.), Cassa di Risparmio di Pistoia e Pescia S.p.A., Cassa di Risparmio di Civitavecchia S.p.A., Cassa di Risparmio di Orvieto S.p.A. e Cassa di Risparmio della Spezia S.p.A.

Pur nella parziale disillusione registrata all'inizio dell'anno tra gli operatori per il differimento (temporaneo, vista l'evoluzione normativa dell'ultimo trimestre dell'anno) al 2008 della riforma previdenziale, CRF PREVIDENZA ha mantenuto una particolare intraprendenza continuando a collocarsi, tra tutti i fondi pensione aperti che operano in Italia, al primo posto per nuove adesioni e nella rosa del top five per raccolta di contributi.

A conferma, inoltre, della forte focalizzazione sulle opportunità offerte dal settore, gli accadimenti legislativi che hanno portato all'approvazione (per certi versi frettolosa e quindi disorganica) dei provvedimenti anticipativi al 2007 della riforma della previdenza integrativa e della disciplina del TFR non hanno colto impreparate le strutture di supporto all'attività del fondo, tanto che CRF Previdenza ha provveduto già dal 27 dicembre al deposito presso COVIP della richiesta di approvazione degli adeguamenti normativi introdotti.

Il consolidamento dell'elevato trend di crescita viene confermato dall'incremento di circa l'80% nel patrimonio (attivo netto al 31 dicembre 2006 più contributi del mese di dicembre registrati nei conti d'ordine).

A fine 2006 al Fondo aderivano n° 23.741 aderenti, così ripartiti nelle 4 linee di investimento, come riportato nelle segnalazioni COVIP del 4° trimestre 2006:

- Comparto 1 - n. 5.304 (di cui 151 su base collettiva)
- Comparto 2 - n. 10.639 (di cui 230 su base collettiva)
- Comparto 3 - n. 5.563 (di cui 211 su base collettiva)
- Comparto 4 - n. 2.235 (di cui 103 su base collettiva)

Fra le nuove adesioni su base collettiva, tutte relative ad aziende del Gruppo, la più significativa, da un punto di vista patrimoniale, è certamente stata rappresentata dai dipendenti di Cassa di Risparmio di Civitavecchia, il cui conferimento iniziale è ammontato complessivamente a circa 8,8 milioni di Euro.

Descrizione generale dell'andamento complessivo della gestione

Il patrimonio del fondo è stato gestito nel rispetto dei limiti e delle condizioni stabiliti dalla normativa vigente e dal Regolamento del Fondo, avendo come riferimento l'esclusivo interesse degli iscritti.

È stato conferito a Eurizon Capital SGR S.p.A., con Sede Legale in Milano - via Visconti di Modrone n° 11/15, l'incarico di effettuare specifiche scelte di investimento concernenti le singole linee, con riferimento all'intero patrimonio delle stesse e a tutti i mercati e le tipologie di strumenti finanziari consentiti dal regolamento del Fondo; l'incarico è svolto da

Eurizon Capital SGR S.p.A. nel rigoroso rispetto, in particolare, dei criteri di allocazione del risparmio definiti di tempo in tempo dalla Banca CR Firenze S.p.A. in coerenza con la politica di investimento definita per ciascuna linea e dei limiti previsti dal Decreto del Ministro del Tesoro 21 novembre 1996 n. 703.

In ogni caso Banca CR Firenze S.p.A. si è riservata il diritto di effettuare investimenti anche direttamente in tutti gli strumenti finanziari per i quali è stata rilasciata delega.

La delega non comporta esonero o limitazione di responsabilità del soggetto gestore, ha durata predeterminata ed è revocabile in qualunque momento previa semplice comunicazione scritta tramite raccomandata a.r.

Il soggetto gestore opera altresì un costante controllo sulla rispondenza dell'esecuzione delle attività delegate alle istruzioni periodicamente impartite a Eurizon Capital SGR S.p.A.

Outlook macroeconomico

Il 2006 è stato un anno di crescita sostenuta per l'economia mondiale: nello specifico la crescita della zona euro è risultata in accelerazione rispetto al 2005 mentre si è registrato un rallentamento dell'economia USA a partire dal secondo trimestre dell'anno. Dopo un iniziale deciso rialzo dell'inflazione, a causa dell'incremento del prezzo del petrolio, si è osservato un suo successivo contenimento. Il clima economico favorevole ha generalmente sostenuto i mercati finanziari: i guadagni maggiori si sono registrati nei mercati azionari, ma nell'ultimo periodo dell'anno è migliorata anche la performance dei mercati obbligazionari.

USA

La crescita media del 2006 si è attestata sugli stessi livelli del 2005 (3.2%), ma questo sarà ricordato come un anno di rallentamento per l'economia USA. Infatti dopo una forte crescita nel corso del I trimestre, l'economia americana è cresciuta sotto il potenziale per il resto dell'anno. Il rallentamento è stato confinato ai settori immobiliare ed industriale, mentre l'andamento dei consumi è rimasto ben supportato dalla crescita del reddito disponibile e dell'occupazione.
L'inflazione, che aveva chiuso il 2005 oltre il 3% a/a, è rimasta molto elevata per larga parte dell'anno, toccando un massimo al 4.3% a/a in giugno. Successivamente, grazie al ridimensionamento del prezzo del petrolio, l'inflazione ha subito un brusco calo, chiudendo l'anno attorno al 2% a/a.

Zona euro

L'economia della zona euro ha invece osservato una decisa accelerazione rispetto ai livelli dell'anno precedente. Le stime di crescita per l'intero 2006 sono pari al 2.7% in media annua mentre nel 2005 si era registrata una crescita del Pil pari all'1.4%. La crescita economica è stata determinata in particolare dal segmento industriale, mentre solo verso la conclusione dell'anno i consumi hanno dato segnali di vivacità.
Anche per la zona euro si sono osservati i benefici effetti della riduzione del prezzo del petrolio sul livello di inflazione: per larga parte dell'anno la crescita dell'inflazione è stata superiore al 2% a/a, raggiungendo il 2.5% a/a tra aprile e giugno, successivamente ha iniziato un calo che l'ha portata ad attestarsi attorno all'1.9% a/a.

Resto del mondo

La crescita mondiale è stata elevata nel corso del 2006 (si stima un 5.1% medio annuo, rispetto al precedente +4.5%). Molto positiva la crescita dei Paesi Emergenti, con livelli di inflazione generalmente stabili. La crescita giapponese è rimasta attorno al 2% medio annuo, ma a partire dalla seconda metà dell'anno si sono osservati segnali di rallentamento, in particolare nei consumi. L'inflazione, sebbene positiva, risulta ancora molto bassa.

Mercati azionari

USA

Il mercato azionario USA ha riportato una ottima performance nel corso del 2006, con un guadagno espresso in dollari pari a circa il 14% (che scende però all'1.9% se misurata in euro). Dopo il graduale rialzo dei primi mesi dell'anno, il mercato ha subito una severa correzione di circa l'8%, nel periodo maggio-giugno caratterizzato dall'acuirsi dei timori inflazionistici. La moderazione dei rischi di inflazione nell'economia USA e la fine dei rialzi dei tassi Fed ha permesso quindi, a partire dal mese di giugno, una decisa risalita del mercato, proseguita senza interruzioni.

Zona euro
Un simile andamento è stato quello riportato dall'indice euroSTOXX che ha guadagnato nel corso del 2006 circa il 20%: la correzione di maggio-giugno ha portato l'indice al di sotto dei livelli di inizio anno, ma il migliorato contesto economico ha riportato fiducia, consentendo alle borse di intraprendere una crescita decisa.

Giappone
Il mercato giapponese ha inizialmente sperimentato un andamento simile a quello dei mercati azionari USA e della zona euro: dopo i primi mesi di crescita ha subito una pesante correzione nei mesi di maggio-giugno, concomitante con gli storni dei principali mercati. Successivamente non è stato in grado di recuperare, al contrario degli altri mercati, e si è mosso lateralmente, mostrando solo un modesto trend in crescita, evidente in particolare nell'ultimo mese dell'anno. La performance in yen da inizio anno è circa pari al 2%, che diventa però fortemente negativa (-9.4%) se misurata in euro, a causa del forte calo registrato dallo yen.

Resto del mondo
Nel complesso i mercati azionari mondiali sono stati positivi nel 2006: l'indice MSCI World ha riportato un guadagno pari a circa il 13.5%, se espresso in dollari, avendo reagito positivamente alla correzione che ha colpito le borse nei mesi di maggio e giugno. In euro la performance è pari al 5.5%.

Mercati obbligazionari
Rendimenti USA
I rendimenti obbligazionari USA sulla scadenza decennale hanno iniziato il 2006 al livello del 4.4% e l'hanno chiuso attestandosi attorno al livello di 4.70%. Il modesto movimento al rialzo nasconde in realtà una elevata volatilità: all'inizio dell'anno, infatti, i tassi hanno riportato una decisa risalita, supportata dai timori inflazionistici, raggiungendo il livello massimo del 5.24% per la scadenza decennale. Successivamente, a partire dalla seconda metà dell'anno, hanno iniziato una correzione, sostenuta dalla moderazione della crescita e dalla riduzione dei timori di inflazione persistente, portandosi a sfiorare il minimo dell'anno al livello del 4.30%. La tendenza del decennale è stata seguita anche dai titoli con scadenza a due anni ma l'ampiezza del loro movimento complessivo è stata di dimensione maggiore, tanto che la curva dei tassi si è progressivamente invertita. A fine 2005 lo spread tra dieci e due anni era pari a -1 pb mentre a fine 2006 si è attestato attorno al livello di -10 pb.

Rendimenti zona euro
Anche i rendimenti europei si sono portati ad un livello superiore rispetto a quello del 2005. Nella prima parte dell'anno si è assistito ad un deciso incremento dei tassi, passati per il decennale tedesco dal 3.30% di inizio gennaio ad un massimo raggiunto al 4.14% nel mese di maggio. Il movimento è stato in parte recuperato a partire dalla seconda metà dell'anno in seguito alla riduzione delle preoccupazioni inflazionistiche: a fine 2006, il decennale tedesco si è attesto attorno al livello del 3.95%. Il calo dei rendimenti europei nella seconda metà dell'anno è stato però inferiore a quello sperimentato negli USA e lo spread USA - Germania, sulla scadenza decennale, è passato nell'anno da 108 pb a 75 pb. La curva europea, nell'anno, ha subito un progressivo appiattimento, causato dall'aumento dei tassi a breve. Lo spread dieci-due anni infatti è passato da un livello pari a 45 pb alla fine del 2005 a soli 5 pb registrati a fine 2006.

Mercato corporate
I rendimenti dei titoli corporate Investment Grade si sono mossi coerentemente con i titoli governativi sia negli USA sia nella zona euro, tanto che gli spread si sono mantenuti sugli stessi livelli di inizio anno. Per i titoli High Yield si è sperimentata una decisa riduzione degli spread, pari a circa 86 pb nell'anno.

Paesi Emergenti
Gli spread dei Paesi Emergenti hanno registrato una riduzione (circa -60 pb nell'anno). Il mercato ha sperimentato un importante storno nei mesi di maggio e giugno, causato da temporanei e diffusi timori di peggioramento dei fondamentali. Successivamente si è avuta una inversione di tendenza con un movimento in calo, iniziato a partire dalla seconda metà dell'anno, che ha più che recuperato le perdite subite.

Politica monetaria

USA

I tassi ufficiali USA hanno iniziato il 2006 al livello del 4.25%. La Fed, osservando una crescita positiva ed una continua accelerazione dei prezzi, inizialmente ha continuato con i rialzi moderati dei tassi, intrapresi a partire da giugno 2004. I movimenti si sono interrotti ad agosto (tasso ufficiale fermo al 5.25%) in seguito alla moderazione dell'inflazione e al peggioramento delle condizioni del mercato immobiliare.

Zona euro

Ad inizio anno i tassi nella zona euro erano pari al 2.25%. La BCE ha effettuato graduali manovre di rialzo dei tassi ufficiali, per contrastare l'incremento dell'inflazione. Nonostante la moderazione del prezzo del petrolio nella seconda metà del 2006, sono proseguiti i rialzi, dato che le condizioni monetarie apparivano ancora espansive. Il tasso ufficiale ha chiuso l'anno al livello del 3.5%.

Giappone

Nel mese di luglio la Banca Centrale del Giappone ha deciso di concludere la lunga politica monetaria espansiva di tassi a zero, inziata nel 2001, incrementando il tasso overnight di 25 pb, in seguito ai segnali positivi dati dall'economia e dall'uscita dalla deflazione. La prima manovra restrittiva non è però stata seguita da alcun altro movimento, in quanto la crescita economica ha dimostrato segnali di rallentamento e l'inflazione è rimasta su livelli molto contenuti.

Mercati dei cambi

Euro-dollaro

Il 2006 ha visto un progressivo apprezzamento dell'euro nei confronti del dollaro, concentrato in particolare negli ultimi mesi dell'anno. Tra gennaio e aprile si è osservato infatti solo un lieve apprezzamento dell'euro, causato dal progressivo deterioramento della fiducia delle imprese e del settore immobiliare in USA. A partire da maggio, con la stabilizzazione degli indicatori di fiducia, il dollaro ha iniziato un movimento laterale all'interno dello stretto canale 1.25-1.29, continuato sino alla fine di novembre. Nell'ultimo mese dell'anno, le indicazioni di rallentamento dell'economia USA (in particolare l'ulteriore calo della fiducia delle imprese) e la riduzione del differenziale di interesse con la zona euro hanno determinato un apprezzamento più rapido della moneta unica che l'ha portata a sfiorare il livello di 1.34. In chiusura d'anno il cambio euro/dollaro si è attestato al livello di 1.32.

Euro-yen

L'euro ha riportato importanti guadagni nel corso del 2006 anche contro yen. In Giappone i deboli segnali provenienti dall'inflazione non hanno permesso di accelerare il lento processo di normalizzazione dei tassi ufficiali, ampliando ancor di più il differenziale di tasso a favore della moneta unica. Dopo un primo trimestre di sostanziale lateralità, l'euro si è mosso su un preciso trend in crescita, che lo ha portato a segnare via via nuovi massimi, fino a superare a conclusione dell'anno il livello di 157.

Euro-franco svizzero

Anche contro il franco svizzero l'euro ha riportato un sostanziale guadagno, portandosi a fine anno al livello di 1.60, rappresentante il massimo storico precedentemente raggiunto nel 2000.

Euro-sterlina britannica

Tra le principali valute, la sterlina britannica è stata invece l'unica a registrare un rafforzamento nei confronti dell'euro, sostenuta dai rialzi dei tassi ufficiali effettuati dalla BoE. Nella prima parte dell'anno il cambio non ha avuto importanti movimenti direzionali. Successivamente a partire dal mese di agosto, in concomitanza con il primo rialzo dell'anno della BoE, l'euro ha iniziato un graduale indebolimento, assestandosi al livello di 0.67.

Gestione del portafoglio

Le scelte di gestione per le 4 linee del fondo aperto possono essere così sintetizzate:

Componente obbligazionaria:

- la duration è stata mantenuta lievemente inferiore a quella del benchmark nei primi 3 mesi dell'anno per poi passare alla neutralità. A partire dall'inizio di maggio, a fronte dell'istruzione particolare effettuata dal Fondo, la duration è stata portata in prossimità del limite minimo contrattuale (1,5-1,8 per il comparto 1 e 4-4,5 per i comparti 2, 3 e 4);
- inclinazione della curva: dato il vincolo di duration sono stati privilegiati i titoli del segmento a medio e lungo termine, mentre nella parte finale dell'anno, in presenza di una curva piatta, sono state fortemente sovrappesate le scadenze a breve termine.

Componente azionaria (comparti 2, 3 e 4)

- il portafoglio azionario è stato sovrappesato rispetto al benchmark per quasi l'intero anno (la sovraesposizione media è stata tra il 2% e il 3% per i due comparti a maggiore componente azionaria);
- allocazione geografica: mediamente nel corso dell'anno, la gestione ha privilegiato i mercati dell'area del pacifico (Giappone in particolare) e quelli europei a fronte della loro maggiore reattività ai rialzi del mercato. Questo posizionamento è stato accentuato nei mesi finali dell'anno a fronte della salita del mercato azionario.

Le commissioni di gestione dei fondi vengono retrocesse trimestralmente alle singole linee.

La performance time weighted della gestione del portafoglio che, come è noto, neutralizzando l'effetto dei flussi contributivi è l'unica che consente un raffronto col benchmark, è stata la seguente:

Fondo	Benchmark	Performance Fondo	Performance Benchmark	Differenza
CRF Previdenza - Comparto 1	60% JPM Euro Cash 3 mesi 40% JPM EMU	1,56%	1,71%	-0,15%
CRF Previdenza - Comparto 2	80% JPM EMU 20% MSCI World	1,28%	1,39%	-0,11%
CRF Previdenza - Comparto 3	50% JPM EMU 50% MSCI World	3,63%	3,85%	-0,22%
CRF Previdenza - Comparto 4	30% JPM EMU 70% MSCI World	5,15%	5,48%	-0,33%

Fonte: EurizonCapital SGR "CRF Previdenza - 29/12/2006"

In questo contesto, il risultato della gestione finanziaria complessiva del Fondo è risultato positivo in tutte e quattro le linee di investimento, complessivamente per un importo di oltre 1,5 milioni di euro.

Di seguito vengono illustrati gli esiti delle politiche di gestione per ogni singolo comparto.

Politica di gestione del Comparto 1
Si tratta di una linea di investimento volta a garantire un profilo di rischio "basso", che ricerca la conservazione del capitale investito attraverso una gestione in titoli obbligazionari.

L'orizzonte temporale dell'investimento è di brevissimo periodo.
Il benchmark prescelto è così composto:
- 60% JP Morgan Euro Cash Index 3 mesi
- 40% JP Morgan Emu Government Bond Index

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ 0%
OBBLIGAZIONI 100%

COMPOSIZIONE DEL BENCHMARK


JP MORGAN CASH EURO 3 M 60%
JP MORGAN EMU 40%

Il rendimento netto del comparto per l'anno 2006 è stato pari allo 0,74%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,75% annue: il rendimento lordo si eleva, quindi, all'1,49%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

Periodo di riferimento	Rendimento
dicembre 2006 su dicembre 2005	0,74%
dicembre 2006 su dicembre 2004	2,89%
dicembre 2006 su dicembre 2003	5,69%
dicembre 2006 su dicembre 2002	7,38%

COMPARTO 1 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	*Weighted* Duration Portafoglio	*Weighted* Duration Benchmark	*Esposizione a* Duration
Eur 0-1	0,1	0,2	-0,1
Eur 1-3	0,2	0,2	0,0
Eur 3-5	0,2	0,3	-0,1
Eur 5-7	0,4	0,3	0,1
Eur 7-10	0,2	0,5	-0,3
Eur 10+	0,7	1,2	-0,5
UK	0,0	0,0	0,0
USA	0,0	0,0	0,0
Fut. Obb.	0,0	0,0	0,0
TOTALE	**1,8**	**2,5**	**-0,8**

Paesi	*Peso* Portafoglio	*Peso* Benchmark	*Differenza*
USA	0,0	0,0	0,0
Inghilt	0,0	0,0	0,0
Italia	75,1	69,2	5,9
Germ	8,2	9,4	-1,1
Francia	5,8	8,3	-2,5
Spagna	3,1	3,2	-0,1
Olanda	1,7	2,3	-0,6
Belgio	2,9	2,6	0,3
Austria	1,7	1,5	0,2
Grecia	1,1	1,9	-0,8
Altri	0,0	1,7	-1,7
TOTALE	**99,6**	**100,0**	**-0,4**

Fonte: Eurizon Capital SGR "CRF Previdenza - 29/12/2006"

Ripartizione per rating (1) Qualità del credito %	
A Totale	1,13%
AA- Totale	75,54%
AA+ Totale	2,92%
AAA Totale	20,61%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali S.p.A. "CRF Previdenza - 31/12/2006"

Politica di gestione del Comparto 2
È una linea di investimento con profilo di rischio "medio-basso", che ha come scopo l'incremento nel medio periodo dei capitali investiti mediante la gestione professionale degli investimenti in valori mobiliari azionari ed obbligazionari opportunamente diversificati e selezionati. L'orizzonte temporale dell'investimento è di medio periodo.

Il benchmark prescelto è così composto:
- 80% JP Morgan Emu Government Bond Index;
- 20% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ 0%
AZIONI 22%
OBBLIGAZIONI 78%

COMPOSIZIONE DEL BENCHMARK


MSCI WORLD 20%
JP MORGAN EMU 80%

Il rendimento netto del comparto per l'anno 2006 è stato pari allo 0,42%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,90% annue: il rendimento lordo si eleva, quindi, all'1,32%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

Periodo di riferimento	Rendimento
dicembre 2006 su dicembre 2005	0,42%
dicembre 2006 su dicembre 2004	7,66%
dicembre 2006 su dicembre 2003	12,70%
dicembre 2006 su dicembre 2002	16,89%

COMPARTO 2 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 0-1	0,0	0,0	0,0
Eur 1-3	17,2	20,4	-3,2
Eur 3-5	13,4	15,3	-1,9
Eur 5-7	25,6	10,7	14,9
Eur 7-10	7,1	13,8	-6,6
Eur 10+	13,9	19,8	-5,9
UK	0,0	0,0	0,0
USA	0,0	0,0	0,0
Altro	0,0	0,0	0,0
Fut. Obb.	0,0	0,0	0,0
TOTALE	77,2	80,0	-2,8

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Inghil	0,0	0,0	0,0
Italia	27,9	17,7	10,3
Germ	16,1	19,1	-3,0
Francia	11,2	16,7	-5,5
Spagna	8,6	6,4	2,2
Olanda	3,6	4,6	-0,9
Belgio	3,6	5,3	-1,7
Austria	3,6	2,9	0,6
Grecia	2,6	3,9	-1,3
Altri	0,0	3,4	-3,4
TOTALE	77,2	80,0	-2,8

Ripartizione per rating (1) Qualità del credito %	
A Totale	2,63%
AA- Totale	28,08%
AA+ Totale	3,58%
AAA Totale	43,09%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali S.p.A. "CRF Previdenza - 31/12/2006"

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	1,9	1,8	0,1
Materials	1,3	1,2	0,2
Industrials	2,4	2,1	0,3
Consumer Discretionary	2,5	2,3	0,3
Consumer Staples	1,7	1,6	0,1
Health Care	1,9	1,8	0,1
Financials	5,4	4,8	0,7
Information Technology	2,4	2,1	0,3
Telecommunication Services	0,9	0,9	0,1
Utilities	0,9	0,8	0,1
Altri settori	0,7	0,6	0,1
TOTALE	22,2	20,0	2,2

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	0,4	0,4	0,1
Euro ex Ita	3,4	2,9	0,5
UK	2,5	2,3	0,3
Svizzera	0,5	0,7	-0,2
Scandinavia	0,3	0,4	-0,1
USA	9,8	9,8	0,0
Canada	0,7	0,7	0,0
Australia	0,2	0,5	-0,3
Giappone	3,7	2,2	1,5
Em. mkts & Far East	0,4	0,3	0,2
Altri paesi	0,2	0,0	0,0
TOTALE	22,2	20,0	2,2

Fonte: Eurizon Capital SGR "CRF Previdenza - 29/12/2006"

Politica di gestione del Comparto 3

È una linea di investimento con profilo di rischio "medio-alto", che si propone l'obiettivo di rispondere alle esigenze di coloro che prevedono di richiedere il pensionamento nel lungo periodo e quindi, tenuto conto del lungo orizzonte temporale di permanenza nel fondo, intendono diversificare il proprio portafoglio bilanciando gli investimenti tra il mercato obbligazionario e quello azionario. L'orizzonte temporale dell'investimento è di lungo periodo.

Il benchmark prescelto è così composto:

- 50% JP Morgan Emu Government Bond Index;
- 50% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


OBBLIGAZIONI 47%
LIQUIDITÀ 1%
AZIONI 52%

COMPOSIZIONE DEL BENCHMARK


JP MORGAN EMU 50%
MSCI WORLD 50%

Il rendimento netto del comparto per l'anno 2006 è stato pari al 2,43%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,00% annue: il rendimento lordo si eleva, quindi, al 3,43%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

Periodo di riferimento	Rendimento
dicembre 2006 su dicembre 2005	2,43%
dicembre 2006 su dicembre 2004	15,37%
dicembre 2006 su dicembre 2003	19,80%
dicembre 2006 su dicembre 2002	27,19%

COMPARTO 3 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 0-1	0,0	0,0	0,0
Eur 1-3	10,7	12,7	-2,1
Eur 3-5	8,3	9,6	-1,2
Eur 5-7	14,9	6,7	8,2
Eur 7-10	4,5	8,6	-4,1
Eur 10+	8,5	12,4	-3,9
Altro	0,0	0,0	0,0
Fut. Obb.	0,0	0,0	0,0
TOTALE	46,9	50,0	-3,1

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Italia	16,3	11,1	5,2
Germ	10,1	12,0	-1,9
Francia	6,8	10,4	-3,7
Spagna	5,3	4,0	1,2
Olanda	2,4	2,9	-0,5
Belgio	2,3	3,3	-1,0
Austria	2,2	1,8	0,4
Grecia	1,6	2,4	-0,8
Altri	0,0	2,1	-2,1
TOTALE	46,9	50,0	-3,1

Ripartizione per rating (1) Qualità del credito %	
A Totale	1,63%
AA- Totale	16,33%
AA+ Totale	2,29%
AAA Totale	26,66%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali S.p.A. "CRF Previdenza - 31/12/2006"

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	4,5	4,5	0,0
Materials	3,2	3,0	0,2
Industrials	5,7	5,3	0,3
Consumer Discretionary	6,0	5,7	0,3
Consumer Staples	4,1	4,0	0,1
Health Care	4,4	4,5	-0,1
Financials	12,8	11,9	0,9
Information Technology	5,7	5,2	0,4
Telecommunication Services	2,2	2,2	0,0
Utilities	2,2	2,1	0,2
Altri settori	1,6	1,6	0,1
TOTALE	52,4	50,0	2,4

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	1,0	0,9	0,1
Euro ex Ita	8,0	7,2	0,9
UK	6,0	5,7	0,3
Svizzera	1,2	1,6	-0,5
Scandinavia	0,7	1,0	-0,3
USA	23,2	24,5	-1,3
Canada	1,6	1,7	-0,1
Australia	0,4	1,3	-0,9
Giappone	8,7	5,4	3,4
Em. mkts & Far East	1,0	0,6	0,4
Latin America	0,0	0,0	0,0
Altri paesi	0,4	0,0	0,4
TOTALE	52,4	50,0	2,4

Fonte: Eurizon Capital SGR "CRF Previdenza - 29/12/2006"

Politica di gestione del Comparto 4
È una linea di investimento con profilo di rischio "alto", che risponde alle esigenze di coloro che, avendo un'età anagrafica bassa e quindi una prospettiva di permanenza nel fondo pensione di lunghissimo periodo, desiderano ottenere una rivalutazione del capitale investito, ricorrendo al dinamismo e alle opportunità di elevate performance dei mercati azionari. L'orizzonte temporale dell'investimento è di lunghissimo periodo.

Il benchmark prescelto è così composto:
- 30% JP Morgan Emu Government Bond Index;
- 70% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


OBBLIGAZIONI 27%
LIQUIDITÀ 0%
AZIONI 73%

COMPOSIZIONE DEL BENCHMARK


JP MORGAN EMU 30%
MSCI WORLD 70%

Il rendimento netto del comparto per l'anno 2006 è stato pari al 3,59%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,20% annue: il rendimento lordo si eleva, quindi, al 4,79%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36 e 48 mesi:

Periodo di riferimento	Rendimento
dicembre 2006 su dicembre 2005	3,59%
dicembre 2006 su dicembre 2004	20,56%
dicembre 2006 su dicembre 2003	24,31%
dicembre 2006 su dicembre 2002	33,28%

COMPARTO 4 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 1-3	6,3	7,7	-1,4
Eur 3-5	4,8	5,7	-1,0
Eur 5-7	8,4	4,0	4,4
Eur 7-10	2,5	5,2	-2,7
Eur 10+	4,9	7,4	-2,5
Altro	0,0	0,0	0,0
TOTALE	**26,9**	**30,0**	**-3,1**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	9,2	6,7	2,6
Germ	5,7	7,1	-1,3
Francia	4,0	6,3	-2,3
Spagna	3,0	2,4	0,6
Olanda	1,3	1,7	-0,4
Belgio	1,3	2,0	-0,6
Austria	1,3	1,1	0,2
Grecia	0,9	1,5	-0,6
Altri	0,0	1,3	-1,3
TOTALE	**26,9**	**30,0**	**-3,1**

Ripartizione per rating (1) Qualità del credito %	
A Totale	0,89%
AA- Totale	9,31%
AA+ Totale	1,35%
AAA Totale	15,64%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali S.p.A. "CRF Previdenza - 31/12/2006"

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	6,3	6,3	0,0
Materials	4,4	4,2	0,3
Industrials	7,8	7,5	0,4
Consumer Discretionary	8,3	7,9	0,4
Consumer Staples	5,7	5,6	0,1
Health Care	6,1	6,3	-0,1
Financials	17,8	16,7	1,1
Information Technology	7,9	7,3	0,6
Telecommunication Services	3,1	3,1	0,0
Utilities	3,1	2,9	0,2
Altri settori	2,3	2,2	0,1
TOTALE	**72,8**	**70,0**	**2,8**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	1,4	1,3	0,1
Euro ex Ita	11,1	10,1	1,0
UK	8,4	7,9	0,5
Svizzera	1,6	2,3	-0,7
Scandinavia	1,0	1,5	-0,5
USA	32,3	34,1	-1,8
Canada	2,3	2,5	-0,1
Australia	0,6	1,9	-1,3
Giappone	12,0	7,5	4,4
Em. mkts & Far East	1,4	0,9	0,5
Latin America	0,0	0,0	0,0
Altri paesi	0,6	0,1	0,6
TOTALE	**72,8**	**70,0**	**2,8**

Fonte: Eurizon Capital SGR "CRF Previdenza - 29/12/2006"

Erogazione delle prestazioni
Relativamente a quelle ordinarie, il Fondo ha avviato la revisione della convenzione per l'erogazione delle rendite in essere con la compagnia CENTROVITA Assicurazioni S.p.A., allo scopo di elevare il livello delle prestazioni agli iscritti, mediante una significativa riduzione dei costi connessi all'erogazione delle stesse.
Nel corso dell'esercizio non sono state effettuate prestazioni in rendita.

È rimasta invece immutata la convenzione in essere con la medesima Compagnia riguardante le prestazioni accessorie.

Abbiamo infine provveduto alla liquidazione di n° 86 prestazioni in capitale, così distinte:
- 20 riscatti per decesso
- 33 prestazioni per pensionamento
- 8 riscatti per dimissioni
- 15 trasferimenti ad altri fondi
- 9 richieste di anticipazione
- una a seguito di cessazione per cause non dipendenti dalla volontà delle parti.

L'importo complessivo di questi esborsi è stato pari a circa 900mila euro.

Andamento della gestione amministrativa
Nel rispetto dell'impianto normativo generale e coerentemente agli indirizzi fissati in sede di costituzione del Fondo, tutti gli oneri dei soggetti gestori per il servizio di banca depositaria (affidato a Intesa Sanpaolo S.p.A.), gestione finanziaria (affidata a Eurizon Capital SGR) e gestione amministrativa (affidata a Servizi Previdenziali S.p.A.), unitamente ai costi di convenzioni, manutenzione procedure, modulistica e pubblicistica, sono stati sostenuti dall'Istitutore.

In ossequio agli orientamenti emanati da COVIP sulla redazione dei bilanci dei Fondi Pensione, i contributi vengono rilevati secondo il principio di cassa. Pertanto, i proventi derivanti dalle commissioni di sottoscrizione, di gestione amministrativa e finanziaria, di competenza dell'Istitutore, sono iscritti al bilancio 2006 per Euro 899.005,08 complessivi.

Operazioni in conflitto di interessi
Non risultano operazioni poste in essere in conflitto di interesse.

Fatti di rilievo avvenuti dopo la chiusura dell'esercizio.
Non sono emersi fatti di rilievo dopo la chiusura dell'esercizio.

Evoluzione prevedibile della gestione
L'entrata in vigore anticipata della riforma della previdenza complementare, unitamente alla revisione dei meccanismi di accantonamento del TFR per le aziende con più di 49 dipendenti, norme entrambe disposte dalla Finanziaria 2007, hanno completamente modificato lo scenario del settore.

Liberalizzazione dell'utilizzo del TFR come fonte primaria di alimentazione del sistema di previdenza complementare, parità concorrenziale tra tutte le forme pensionistiche, omogeneizzazione delle modalità di offerta al mercato, unificazione delle competenze di vigilanza in capo alla medesima authority, revisione del sistema di governance costituiscono una sfida rivolta agli operatori affinché si pongano come interlocutori qualificati per offrire soluzioni adeguate a primarie necessità della collettività, agendo sia verso la clientela privata quale potenziale aderente individuale, sia verso la clientela imprese per la realizzazione delle adesioni su base collettiva.

In quest'ottica si inserisce anche la revisione dell'offerta commerciale, attuata mediante la riduzione dei costi di adesione una tantum in caso di adesioni su base collettiva, un nuovo pricing delle rendite da erogare e l'introduzione, a partire dal 1° luglio 2007, di un nuovo comparto di investimento, a garanzia di restituzione del capitale, di rendimento minimo ed obiettivi di realizzazione di un rendimento paragonabile al TFR.

L'intenso lavoro di sensibilizzazione della rete di vendita effettuato negli ultimi anni, nonché la costituzione e formazione specialistica, nell'ultimo trimestre dell'anno trascorso, di un gruppo di specialisti sulla previdenza complementare, "dedicati" alla promozione dii adesioni su base collettiva e, pertanto, interlocutori privilegiati delle aziende clienti del gruppo Banca CR Firenze, sono il segnale della volontà dell'Istitutore di mantenere un ruolo di primo piano in questo complesso mercato, con l'obiettivo di risultati economici ben più significativi di quelli, pur ottimi, conseguiti finora.

Il Responsabile del Fondo Pensione Aperto "CRF PREVIDENZA"
Fabrizio Falsetti

COMPARTO 1 - Nota integrativa al Bilancio 31 dicembre 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito da Banca CR Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. È un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 5.304, ripartite come segue:

CLASSI DI ETÀ	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	127	73	200
Iscritti di età 20 - 24	108	83	191
Iscritti di età 25 - 29	265	206	471
Iscritti di età 30 - 34	412	261	673
Iscritti di età 35 - 39	475	303	778
Iscritti di età 40 - 44	528	357	885
Iscritti di età 45 - 49	441	271	712
Iscritti di età 50 - 54	390	239	629
Iscritti di età 55 - 59	338	159	497
Iscritti di età 60 - 64	128	57	185
Iscritti di età > 64	68	15	83
TOTALE	**3.280**	**2.024**	**5.304**

Investimento dei contributi

Il comparto 1 è rivolto principalmente a tutti coloro che ricercano una redditività, con un basso profilo di rischio. Tale linea di investimento investe in titoli di debito di natura obbligazionaria sino alla misura del 100% del patrimonio in gestione finanziaria. I titoli di stato con duration finanziaria non superiore ad 1 anno sono presenti nella misura del 60% neutrale (min. 50%, max. 70%), gli altri titoli nella misura del 40% neutrale (min. 30%, max. 50%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.
La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.
Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica;
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno corrente. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto

Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITÀ	
Investimenti	15.002.354,93
Proventi maturati e non riscossi	
Totale Attività	**15.002.354,93**
PASSIVITÀ	
Passività della gestione previdenziale	92.115,39
Passività della gestione finanziaria	170.358,01
Oneri maturati e non riscossi	16.841,51
Totale Passività	**279.314,91**
Attivo netto destinato alle prestazioni	**14.723.040,02**
Numero delle quote in essere	1.956.769,623
Valore unitario della quota	7,524

Commento alle Voci di Bilancio

STATO PATRIMONIALE

		2006		2005	
ATTIVITÀ					
10	**Investimenti**		**15.002.354,93**		**8.013.429,97**
	a) Depositi bancari	131.731,79		107.893,56	
	b) Crediti per operazioni pronti contro termine				
	c) Titoli emessi da Stati o da Organismi internazionali	14.576.787,68		7.807.757,39	
	d) Titoli di debito quotati				
	e) Titoli di capitale quotati				
	f) Titoli di debito non quotati				
	g) Titoli di capitale non quotati				
	h) Quote di O.I.C.R.				
	i) Opzioni acquistate				
	l) Ratei e risconti attivi	201.719,56		97.779,02	
	m) Garanzie di risultato rilasciate al fondo pensione				
	n) Altre Attività di gestione finanziaria	92.115,90			
20	**Garanzie di risultato acquisite sulle posizioni individuali**				
30	**Crediti di imposta**				
TOTALE ATTIVITÀ			**15.002.354,93**		**8.013.429,97**

PASSIVITÀ					
10	**Passività della gestione previdenziale**		**(92.115,39)**		**(98.933,56)**
	a) Debiti della gestione previdenziale	(92.115,39)		(98.933,56)	
20	**Garanzie di risultato riconosciute sulle posizioni individuali**				
30	**Passività della gestione finanziaria**		**(170.358,01)**		**(5.041,43)**
	a) Debiti per operazioni pronti contro termine				
	b) Opzioni emesse				
	c) Ratei e risconti passivi				
	d) Altre passività della gestione finanziaria	(170.358,01)		(5.041,43)	
40	**Debiti di imposta**		**(16.841,51)**		**(12.509,56)**
TOTALE PASSIVITÀ			**(279.314,91)**		**(116.484,55)**
100	**Attivo netto destinato alle prestazioni**		**14.723.040,02**		**7.896.945,42**

CONTI D'ORDINE			
	Contributi attesi da incassare	**627.926,89**	**535.708,93**

CONTO ECONOMICO

		2006		2005	
10	**Saldo della gestione previdenziale**		**6.783.910,38**		**4.587.588,48**
	a) Contributi per le prestazioni	7.248.137,00		4.804.033,56	
	b) Anticipazioni	(27.555,58)			
	c) Trasferimenti e riscatti	(416.965,00)		(198.605,44)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(19.706,04)		(17.839,64)	
20	**Risultato della gestione finanziaria**		**243.523,66**		**151.266,91**
	a) Dividendi e interessi	383.418,44		146.976,21	
	b) Profitti e perdite da operazioni finanziarie	(139.920,26)		4.290,70	
	c) Altri proventi ed oneri	25,48			
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**		**(184.497,93)**		**(129.644,45)**
	a) Società di gestione	(184.497,93)		(129.644,45)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**6.842.936,11**		**4.609.210,94**
50	**Imposta sostitutiva**		**(16.841,51)**		**(12.509,56)**
	VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**6.826.094,60**		**4.596.701,38**

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	CCT 01/07/2013 Tv	4.082.736,00	27,21%
2	CCT 01/11/12 TV	2.854.200,00	19,03%
3	CCT 01/03/12 TV	1.619.338,00	10,79%
4	BTP 6% 01/11/07	356.111,00	2,37%
5	BELGIO 3% 28/09/2008	344.879,50	2,30%
6	BUNDES 3,25% 17/04/2	305.799,50	2,04%
7	BTPS 2,75% 06/10	298.127,00	1,99%
8	BTP 15OT07 5%	292.543,30	1,95%
9	FRANCIA BTAN 3% 12/	286.201,00	1,91%
10	BTP 3,5% 15/1/2008	249.172,50	1,66%
11	BOT 14/12/07 12M	241.512,50	1,61%
12	BTPS 4% 01/02/37	224.592,00	1,50%
13	BTP 2,75% 15/01/07	219.936,20	1,47%
14	SPAGNA 5% 02/12 EUR	210.334,00	1,40%
15	B.R.D. 5% 04/07/2011	208.820,00	1,39%
16	B.R.D. 4% 04/01/37	198.060,00	1,32%
17	B.R.D. 3,5% 04/01/16	193.800,00	1,29%
18	BTP 3,5% 15/09/2008	179.118,00	1,19%
19	SPAGNA 5,5% 30/07/17	170.310,00	1,14%
20	AUSTRIA 3,9% 15/07/2	167.689,70	1,12%
21	B.R.D. 4,5% 17/08/20	150.601,50	1,00%
22	BOT 15/02/07 12M	149.356,50	1,00%
23	OLANDA 2,5% 15/01/20	147.990,00	0,99%
24	BED 3,25% 09/04/2010	137.368,00	0,92%
25	FRANCE 5% 25/10/2011	135.980,00	0,91%
26	FRANCE 4,75% 12/07/2	130.629,20	0,87%
27	BTP 4,5% 01/03/2007	130.175,50	0,87%
28	GRECIA 4,50% 20/05/1	122.940,00	0,82%
29	FRANCE 3,5% 12/01/08	119.563,20	0,80%
30	BTP 3% 01/02/2009	117.900,00	0,79%
31	OLANDA 2,75%15/01/09	97.836,00	0,65%
32	FRANCE OAT 4% 25/10/	90.216,00	0,60%
33	BELGIO 4,25% 28/09/1	81.529,60	0,54%
34	AUSTRIA 3,8% 20/10/1	79.720,00	0,53%
35	FRANCIA BTAN 3% 12/0	78.008,00	0,52%
36	SPAGNA 4,75%98/14EUR	63.342,00	0,42%
37	GRECIA 4,5% 20/09/37	40.352,00	0,27%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 1,68.
Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.
Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	32.462.055,74	-	-
Quote di Oicr	0,00	-	-
Totale	**32.462.055,74**	**0,00**	

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	25.553.269,19	-	-
Quote di Oicr	0,00	-	-
Totale	**25.553.269,19**	**0,00**	

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 88.061,29, del conto deflussi (sul quale vengono accreditate e posizioni individuali annullate ed in attesa di liquidazione) per € 4.054,10 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 38.776,12. I restanti € 840,28 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali
L'ammontare totale di € 14.576.787,68, è suddiviso in titoli di stato italiani (€ 11.014.818,48) e titoli di stato altri UE (€ 3.561.969,20). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	79.720,00
2	AUSTRIA 3,9% 15/07/20	167.689,68
3	B.R.D. 3,5% 04/01/16	193.800,00
4	B.R.D. 4% 04/01/37	198.060,00
5	B.R.D. 4,5% 17/08/2007	150.601,50
6	B.R.D. 5% 04/07/2011	208.820,00
7	BED 3,25% 09/04/2010	137.368,00
8	BELGIO 3% 28/09/2008	344.879,50
9	BELGIO 4,25% 28/09/14	81.529,60
10	BOT 14/12/07 12M	241.512,50
11	BOT 15/02/07 12M	149.356,50
12	BTP 15OT07 5%	292.543,30
13	BTP 2,75% 15/01/07	219.936,20
14	BTP 3% 01/02/2009	117.900,00
15	BTP 3,5% 15/09/2008	179.118,00
16	BTP 3,5% 15/1/2008	249.172,50
17	BTP 4,5% 01/03/2007	130.175,50
18	BTP 6% 01/11/07	356.111,00
19	BTPS 2,75% 06/10	298.127,00
20	BTPS 4% 01/02/37	224.592,00
21	BUNDES 3,25% 17/04/2009	305.799,50
22	CCT 01/03/12 TV	1.619.338,00
23	CCT 01/07/2013 Tv	4.082.736,00
24	CCT 01/11/12 TV	2.854.200,00
25	FRANCE 3,5% 12/01/08	119.563,20
26	FRANCE 4,75% 12/07/2007	130.629,20
27	FRANCE 5% 25/10/2011	135.980,00
28	FRANCE OAT 4% 25/10/13	90.216,00
29	FRANCIA BTAN 3% 12/07/08	286.201,00
30	FRANCIA BTAN 3% 12/01/10	78.008,00
31	GRECIA 4,5% 20/09/37	40.352,00
32	GRECIA 4,50% 20/05/14	122.940,00
33	OLANDA 2,5% 15/01/2008	147.990,00
34	OLANDA 2,75%15/01/09	97.836,00
35	SPAGNA 4,75%98/14EUR	63.342,00
36	SPAGNA 5% 02/12 EUR	210.334,00
37	SPAGNA 5,5% 30/07/17	170.310,00

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli sopra citati, ed ammonta a totali € 201.719,56.

Altre attività della Gestione Finanziaria
La voce si riferisce alla compravendita del titolo "SPAGNA 5,5% 30/07/17", negoziato ma non ancora regolato.

PASSIVITÀ
Passività della gestione previdenziale
Questa voce si riferisce principalmente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese, ammontanti ad € 88.061,29. I restanti € 4.054,10 sono costituiti dal debito verso l'Erario per le ritenute Irpef calcolate sulle prestazioni erogate nel mese di dicembre. Tali ritenute sono state regolarmente versate il 16 gennaio 2007.

Passività della gestione finanziaria
Altre passività della Gestione Finanziaria
L'importo totale di € 170.358,01 è relativo alla compravendita del titolo "CCT 01/07/2013 Tv" negoziato ma non ancora regolato (€ 160.962,92) ed alle commissioni di Gestione Finanziaria da versare (€ 9.395,09).

Debiti d'imposta
Il debito di € 16.841,51 deriva dall'imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 14.723.040,02, suddiviso in n. 1.956.769,623 quote da € 7,524 ciascuna.

CONTI D'ORDINE
Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 627.926,89.

CONTO ECONOMICO
Saldo della gestione previdenziale
Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 7.248.137,00, di cui € 15.529,46 per switch da altri comparti. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso del 2006 ammontano complessivamente ad € 27.555,58.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 290.278,26, switch verso altre linee di investimento per € 125.674,11 e trasferimenti verso altri fondi pensione per € 1.012,63.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 19.706,04, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria
Dividendi ed interessi
La voce, complessivamente ammontante ad € 383.418,44, è composta dagli interessi su titoli di stato ed organismi internazionali per € 379.109,08 e dagli interessi su depositi bancari per € 4.309,36.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 139.920,26 è principalmente composto dalle seguenti minusvalenze:

Minusv. su titoli di stato org. Int.li	-32.251,05
Minusv. val. real. su titoli stato org. Int.li	-107.446,43
Totale minusvalenze	**-139.697,48**

La voce è inoltre composta dai seguenti oneri:

Altri oneri di gestione	-25,25
Arrotondamenti	-0,14
comm. neg. su tit. stato org. int.li	-58,78
spese e bolli su tit. stato org. int.li	-56,26
Imposte e bolli su c/c	-82,35
Totale	**-222,78**

Altri Proventi ed Oneri
L'importo di € 25,48 si riferisce a sopravvenienze attive relative all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione
Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 90.418,99;
- commissioni di gestione amministrativa: € 70.866,76;
- commissioni di sottoscrizione: € 23.134,72;
- commissioni di portabilità: € 77,46.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 6.842.936,11.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 16.841,51, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	14.739.881,53
+	Prestazioni previdenziali	444.520,58
-	Contributi versati al Fondo Pensione	-7.134.352,02
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-7.896.945,42
=	Reddito di gestione	153.104,67
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	153.104,67
	Imposta sostitutiva Lorda (11% della base imponibile)	16.841,51
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**16.841,51**

Variazione attivo netto destinato alle prestazioni
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 6.826.094,60.

COMPARTO 2 - Nota integrativa al Bilancio 31 dicembre 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. È un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 10.639, ripartite come segue:

CLASSI DI ETÀ	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	322	275	597
Iscritti di età 20 - 24	338	230	568
Iscritti di età 25 - 29	651	438	1.089
Iscritti di età 30 - 34	905	607	1.512
Iscritti di età 35 - 39	1.083	671	1.754
Iscritti di età 40 - 44	1.108	698	1.806
Iscritti di età 45 - 49	884	618	1.502
Iscritti di età 50 - 54	610	384	994
Iscritti di età 55 - 59	377	182	559
Iscritti di età 60 - 64	151	52	203
Iscritti di età > 64	40	15	55
TOTALE	**6.469**	**4.170**	**10.639**

Investimento dei contributi

Il comparto 2 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio. Tale linea di investimento, prevalentemente obbligazionaria, investe in titoli di debito di natura obbligazionaria nella misura dell'80% neutrale (min. 65%, max. 95%) ed in titoli di capitale di natura azionaria nella misura del 20% neutrale (min. 5%, max. 35%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.
La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.
Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione
Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.
Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica;
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui Fondi Pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno corrente. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto
Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITÀ	
Investimenti	24.055.661,59
Proventi maturati e non riscossi	
Totale Attività	**24.055.661,59**
PASSIVITÀ	
Passività della gestione previdenziale	165.173,79
Passività della gestione finanziaria	18.261,50
Oneri maturati e non riscossi	24.368,87
Totale Passività	**207.804,16**
Attivo netto destinato alle prestazioni	**23.847.857,43**
Numero delle quote in essere	2.097.644,355
Valore unitario della quota	11,368

Commento alle Voci di Bilancio

STATO PATRIMONIALE

		2006		2005
ATTIVITÀ				
10 Investimenti		**24.055.661,59**		**13.795.203,60**
a) Depositi bancari	249.774,39		231.066,68	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	18.134.875,11		10.462.085,73	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	5.317.339,33		2.854.410,69	
i) Opzioni acquistate				
l) Ratei e risconti attivi	330.240,77		237.327,08	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	23.431,99		10.313,42	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
TOTALE ATTIVITÀ		**24.055.661,59**		**13.795.203,60**

PASSIVITÀ				
10 Passività della gestione previdenziale		**(165.173,79)**		**(207.004,40)**
a) Debiti della gestione previdenziale	(165.173,79)		(207.004,40)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria		**(18.261,50)**		**(10.386,60)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(18.261,50)		(10.386,60)	
40 Debiti di imposta		**(24.368,87)**		**(68.252,31)**
TOTALE PASSIVITÀ		**(207.804,16)**		**(285.643,31)**
100 Attivo netto destinato alle prestazioni		**23.847.857,43**		**13.509.560,29**

CONTI D'ORDINE				
Contributi attesi da incassare		**1.138.693,14**		**875.428,39**

CONTO ECONOMICO

			2006		2005
10	**Saldo della gestione previdenziale**		**10.334.501,17**		**8.227.415,84**
	a) Contributi per le prestazioni	10.804.449,57		8.328.452,08	
	b) Anticipazioni	(95.281,34)			
	c) Trasferimenti e riscatti	(334.807,42)		(67.875,90)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(39.859,64)		(33.160,34)	
20	**Risultato della gestione finanziaria**		**395.453,28**		**693.728,93**
	a) Dividendi e interessi	535.147,13		246.490,41	
	b) Profitti e perdite da operazioni finanziarie	(139.782,99)		447.238,52	
	c) Altri proventi ed oneri	89,14			
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**		**(367.288,44)**		**(245.321,06)**
	a) Società di gestione	(367.288,44)		(245.321,06)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**10.362.666,01**		**8.675.823,71**
50	**Imposta sostitutiva**		**(24.368,87)**		**(68.252,31)**
	VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**10.338.297,14**		**8.607.571,40**

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	CCT 01/07/2013 Tv	2.614.560,00	10,87%
2	S.PAOLO OB.NORD AMER	2.531.643,10	10,52%
3	CCT 01/11/12 TV	1.306.500,00	5,43%
4	S.PAOLO OB.EUROPA	1.145.551,89	4,76%
5	BTPS 2,75% 06/10	1.105.955,00	4,60%
6	BUNDES 3,25% 17/04/2	1.085.095,00	4,51%
7	FRANCIA BTAN 3% 12/	1.055.983,00	4,39%
8	SPAGNA 5,5% 30/07/17	965.090,00	4,01%
9	S.PAOLO OB. GIAPPONE	875.052,64	3,64%
10	BTPS 4% 01/02/37	842.220,00	3,50%
11	SPAGNA 5% 02/12 EUR	788.752,50	3,28%
12	B.R.D. 5% 04/07/2011	783.075,00	3,26%
13	CCT 01/03/12 TV	754.350,00	3,14%
14	B.R.D. 4% 04/01/37	693.210,00	2,88%
15	B.R.D. 3,5% 04/01/16	678.300,00	2,82%
16	AUSTRIA 3,9% 15/07/2	591.846,00	2,46%
17	BELGIO 3% 28/09/2008	591.222,00	2,46%
18	OLANDA 2,5% 15/01/20	493.300,00	2,05%
19	BED 3,25% 09/04/2010	490.600,00	2,04%
20	FRANCE 5% 25/10/2011	470.700,00	1,96%
21	GRECIA 4,50% 20/05/1	461.025,00	1,92%
22	FRANCE 3,5% 12/01/08	448.362,00	1,86%
23	S.PAOLO INT. OB EURO	357.235,04	1,49%
24	OLANDA 2,75%15/01/09	352.209,60	1,46%
25	FRANCE OAT 4% 25/10/	350.840,00	1,46%
26	FRANCIA BTAN 3% 12/0	292.530,00	1,22%
27	SPAGNA 4,75%98/14EUR	263.925,00	1,10%
28	BELGIO 4,25% 28/09/1	254.780,00	1,06%
29	AUSTRIA 3,8% 20/10/1	249.125,00	1,04%
30	S.PAOLO GRAN BRET	222.072,30	0,92%
31	GRECIA 4,5% 20/09/37	151.320,00	0,63%
32	S.PAOLO INT PAESI EM	116.614,56	0,48%
33	S.PAOLO OCEANIA	69.169,80	0,29%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 4,27.
Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio-lungo termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.
Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	37.223.933,66	-	0,000
Quote di Oicr	2.541.398,23	-	0,000
Totale	**39.765.331,89**	**0,00**	

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	29.068.715,16	-	0,000
Quote di Oicr	348.902,47	-	0,000
Totale	**29.417.617,63**	**0,00**	

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 160.173,65, del conto deflussi (sul quale vengono accreditate e posizioni individuali annullate ed in attesa di liquidazione) per € 5.000,14 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 82.929,45. I restanti € 1.671,15 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali

L'ammontare totale di € 18.134.875,11, è suddiviso in titoli di stato italiani (€ 6.623.585,01) e titoli di stato altri UE (€ 11.511.290,10). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	249.125,00
2	AUSTRIA 3,9% 15/07/20	591.846,00
3	B.R.D. 3,5% 04/01/16	678.300,00
4	B.R.D. 4% 04/01/37	693.210,00
5	B.R.D. 5% 04/07/2011	783.075,00
6	BED 3,25% 09/04/2010	490.600,00
7	BELGIO 3% 28/09/2008	591.222,00
8	BELGIO 4,25% 28/09/14	254.780,00
9	BTPS 2,75% 06/10	1.105.955,00
10	BTPS 4% 01/02/37	842.220,00
11	BUNDES 3,25% 17/04/2009	1.085.095,00
12	CCT 01/03/12 TV	754.350,00
13	CCT 01/07/2013 Tv	2.614.560,00

N.	Descrizione titolo	Valore al 31 dicembre 2006
14	CCT 01/11/12 TV	1.306.500,00
15	FRANCE 3,5% 12/01/08	448.362,00
16	FRANCE 5% 25/10/2011	470.700,00
17	FRANCE OAT 4% 25/10/13	350.840,00
18	FRANCIA BTAN 3% 12/07/08	1.055.983,00
19	FRANCIA BTAN 3% 12/01/10	292.530,00
20	GRECIA 4,5% 20/09/37	151.320,00
21	GRECIA 4,50% 20/05/14	461.025,00
22	OLANDA 2,5% 15/01/2008	493.300,00
23	OLANDA 2,75%15/01/09	352.209,61
24	SPAGNA 4,75%98/14EUR	263.925,00
25	SPAGNA 5% 02/12 EUR	788.752,50
26	SPAGNA 5,5% 30/07/17	965.090,00

Quote di OICR

Le quote di OICR, ammontanti ad € 5.317.339,33, sono costituite dai seguenti strumenti finanziari:

S. PAOLO GRAN BRET	222.072,30
S. PAOLO INT. PAESI EMERG	116.614,56
S. PAOLO INT. OB. EURO	357.235,04
S. PAOLO OB. GIAPPONE	875.052,64
S. PAOLO OB. EUROPA	1.145.551,89
S. PAOLO OB. NORD AMERICA	2.531.643,10
S. PAOLO OCEANIA	69.169,80
TOTALE	**5.317.339,33**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	1.724.859,23
Quote di OICR - azioni USA	2.531.643,10
Quote di OICR - azioni Giappone	875.052,64
Quote di OICR - azioni altri OCSE	69.169,80
Quote di OICR - azioni altri no OCSE	116.614,56
TOTALE	**5.317.339,33**

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli emessi dagli stati od organismi internazionali sopra citati ed ammonta a totali € 330.240,77.

Altre attività della gestione Finanziaria
L'importo di € 23.431,99 è rappresentato esclusivamente dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITÀ
Passività della gestione previdenziale
Questa voce si riferisce principalmente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese, ammontanti ad € 160.173,65. I restanti € 5.000,14, sono costituiti dal debito verso l'Erario per le ritenute Irpef (con relative addizionali) calcolate sulle prestazioni erogate nel mese di dicembre. Tali ritenute sono state regolarmente versate il 16 gennaio 2007.

Passività della gestione finanziaria
Altre passività della Gestione Finanziaria
L'importo totale di € 18.261,50 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta
Il debito di € 24.368,87 deriva dall' imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'Attivo netto destinato alle prestazioni è pari a € 23.847.857,43, suddiviso in n. 2.097.644,355 quote da € 11,368 ciascuna.

CONTI D'ORDINE
Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 1.138.693,14.

CONTO ECONOMICO
Saldo della gestione previdenziale
Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 10.804.449,57, di cui € 101.576,84 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso dell'anno 2006, ammontano a complessivi € 95.281,34.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 246.344,91 e switch verso altre linee di investimento per € 88.462,51.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 39.859,64, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria
Dividendi ed interessi
La voce, complessivamente ammontante ad € 535.147,13, è composta dagli interessi su titoli di stato ed organismi internazionali per € 527.442,45 e dagli interessi su depositi bancari per € 7.704,68.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 139.782,99 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minus. val. su tit. stato org. Int.li	-163.553,46
Plus. val. su quote OICR	264.395,82
Plusvalenza da valutazione	**100.842,36**
Minus. real. su titoli stato org. Int.li	-318.828,59
Plus. real. su quote OICR	6.037,07
Minusvalenze realizzate	**-312.791,52**
TOTALE MINUSVALENZE	**-211.949,16**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 72.473,57.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-137,25
Arrotondamenti	1,33
comm. Neg. Su tit. stato org. Int.li	-47,07
spese e bolli su tit. stato org. int.li	-67,29
spese e bolli su quote OICR	-1,77
Imposte e bolli su c/c	-55,35
TOTALE	**-307,40**

Altri Proventi ed Oneri
L'importo di € 89,14 si riferisce a sopravvenienze attive all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione
Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:
- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 173.918,13;
- commissioni di gestione amministrativa: € 126.444,87;
- commissioni di sottoscrizione: € 66.822,16;
- commissioni di portability: € 103,28.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 10.362.666,01.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 24.368,87, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	23.872.226,30
+	Prestazioni previdenziali	430.088,76
-	Contributi versati al Fondo Pensione	-10.571.219,62
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-13.509.560,29
=	Reddito di gestione	221.535,15
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	221.535,15
	Imposta sostitutiva Lorda (11% della base imponibile)	24.368,87
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**24.368,87**

Variazione attivo netto destinato alle prestazioni
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 10.338.297,14.

COMPARTO 3 - Nota integrativa al Bilancio 31 dicembre 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. è un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 5.563, ripartite come segue:

CLASSI DI ETÀ	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	233	214	447
Iscritti di età 20 - 24	225	158	383
Iscritti di età 25 - 29	461	266	727
Iscritti di età 30 - 34	622	399	1.021
Iscritti di età 35 - 39	612	346	958
Iscritti di età 40 - 44	586	310	896
Iscritti di età 45 - 49	408	202	610
Iscritti di età 50 - 54	236	111	347
Iscritti di età 55 - 59	95	32	127
Iscritti di età 60 - 64	33	3	36
Iscritti di età > 64	9	2	11
TOTALE	**3.520**	**2.043**	**5.563**

Investimento dei contributi

Il comparto 3 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio-alto. Tale linea di investimento bilanciata, investe in titoli di debito di natura obbligazionaria nella misura del 50% neutrale (min. 35%, max. 65%) ed in titoli di capitale di natura azionaria nella misura del 50% neutrale (min. 35%, max. 65%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.
La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.
Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica;
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui Fondi Pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno corrente. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto

Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITÀ	
Investimenti	16.856.032,10
Proventi maturati e non riscossi	
Totale Attività	**16.856.032,10**
PASSIVITÀ	
Passività della gestione previdenziale	116.511,08
Passività della gestione finanziaria	14.217,13
Oneri maturati e non riscossi	49.851,53
Totale Passività	**180.579,74**
Attivo netto destinato alle prestazioni	**16.675.452,36**
Numero delle quote in essere	1.491.548,031
Valore unitario della quota	11,179

Commento alle Voci di Bilancio

STATO PATRIMONIALE				
	2006		2005	
ATTIVITÀ				
10 Investimenti		**16.856.032,10**		**8.743.870,49**
a) Depositi bancari	203.374,93		244.639,45	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	7.693.212,50		3.930.565,60	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	8.780.317,94		4.462.595,70	
i) Opzioni acquistate				
l) Ratei e risconti attivi	140.745,80		90.440,72	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	38.380,93		15.629,02	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
TOTALE ATTIVITÀ		**16.856.032,10**		**8.743.870,49**

PASSIVITÀ				
10 Passività della gestione previdenziale		**(116.511,08)**		**(232.903,08)**
a) Debiti della gestione previdenziale	(116.511,08)		(232.903,08)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria		**(14.217,13)**		**(7.228,49)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(14.217,13)		(7.228,49)	
40 Debiti di imposta		**(49.851,53)**		**(72.208,96)**
TOTALE PASSIVITÀ		**(180.579,74)**		**(312.340,53)**
100 Attivo netto destinato alle prestazioni		**16.675.452,36**		**8.431.529,96**

CONTI D'ORDINE		
Contributi attesi da incassare	**682.580,22**	**551.191,31**

CONTO ECONOMICO

		2006		2005	
10	**Saldo della gestione previdenziale**		**7.945.683,61**		**4.923.094,46**
	a) Contributi per le prestazioni	8.057.960,02		4.956.705,05	
	b) Anticipazioni	(10.330,60)			
	c) Trasferimenti e riscatti	(83.401,09)		(18.637,62)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(18.544,72)		(14.972,97)	
20	**Risultato della gestione finanziaria**		**585.317,39**		**705.622,57**
	a) Dividendi e interessi	225.012,62		91.424,31	
	b) Profitti e perdite da operazioni finanziarie	360.228,04		614.198,26	
	c) Altri proventi ed oneri	76,73			
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**		**(237.227,07)**		**(130.248,76)**
	a) Società di gestione	(237.227,07)		(130.248,76)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**8.293.773,93**		**5.498.468,27**
50	**Imposta sostitutiva**		**(49.851,53)**		**(72.208,96)**
	VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**8.243.922,40**		**5.426.259,31**

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	S.PAOLO OB.NORD AMER	4.179.853,81	24,80%
2	S.PAOLO OB.EUROPA	1.890.412,31	11,22%
3	S.PAOLO OB. GIAPPONE	1.444.227,38	8,57%
4	CCT 01/07/2013 Tv	1.005.600,00	5,97%
5	S.PAOLO INT. OB EURO	593.096,87	3,52%
6	CCT 01/11/12 TV	562.800,00	3,34%
7	BUNDES 3,25% 17/04/2	473.496,00	2,81%
8	BTPS 2,75% 06/10	471.233,00	2,80%
9	FRANCIA BTAN 3% 12/	444.105,00	2,63%
10	SPAGNA 5,5% 30/07/17	420.098,00	2,49%
11	S.PAOLO GRAN BRET	366.348,98	2,17%
12	BTPS 4% 01/02/37	355.604,00	2,11%
13	SPAGNA 5% 02/12 EUR	336.534,40	2,00%
14	B.R.D. 5% 04/07/2011	334.112,00	1,98%
15	CCT 01/03/12 TV	301.740,00	1,79%
16	B.R.D. 3,5% 04/01/16	300.390,00	1,78%
17	B.R.D. 4% 04/01/37	297.090,00	1,76%

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
18	BELGIO 3% 28/09/2008	256.196,20	1,52%
19	AUSTRIA 3,9% 15/07/2	246.602,50	1,46%
20	OLANDA 2,5% 15/01/20	226.918,00	1,35%
21	BED 3,25% 09/04/2010	225.676,00	1,34%
22	FRANCE 5% 25/10/2011	209.200,00	1,24%
23	GRECIA 4,50% 20/05/1	204.900,00	1,22%
24	S.PAOLO INT PAESI EM	192.577,80	1,14%
25	FRANCE 3,5% 12/01/08	189.308,40	1,12%
26	OLANDA 2,75%15/01/09	156.537,60	0,93%
27	FRANCE OAT 4% 25/10/	140.336,00	0,83%
28	FRANCIA BTAN 3% 12/0	126.763,00	0,75%
29	BELGIO 4,25% 28/09/1	122.294,40	0,73%
30	AUSTRIA 3,8% 20/10/1	119.580,00	0,71%
31	S.PAOLO OCEANIA	113.800,79	0,68%
32	SPAGNA 4,75%98/14EUR	105.570,00	0,63%
33	GRECIA 4,5% 20/09/37	60.528,00	0,36%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 4,33.
Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio-lungo termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.
Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	16.255.170,34	-	0,000
Quote di Oicr	4.543.798,12	-	0,000
Totale	**20.798.968,46**	**0,00**	

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	12.298.344,02	-	0,000
Quote di Oicr	659.515,24	-	0,000
Totale	**12.957.859,26**	**0,00**	

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 116.511,08, del conto deflussi (sul quale vengono accreditate e posizioni individuali annullate ed in attesa di liquidazione) e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 85.724,29. I restanti € 1.139,57 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali

L'ammontare totale di € 7.693.212,50, è suddiviso in titoli di stato italiani (€ 2.696.977,00) e titoli di stato "altri UE" (€ 4.996.235,50). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	119.580,00
2	AUSTRIA 3,9% 15/07/20	246.602,50
3	B.R.D. 3,5% 04/01/16	300.390,00
4	B.R.D. 4% 04/01/37	297.090,00
5	B.R.D. 5% 04/07/2011	334.112,00
6	BED 3,25% 09/04/2010	225.676,00
7	BELGIO 3% 28/09/2008	256.196,20
8	BELGIO 4,25% 28/09/14	122.294,40
9	BTPS 2,75% 06/10	471.233,00
10	BTPS 4% 01/02/37	355.604,00
11	BUNDES 3,25% 17/04/2009	473.496,00
12	CCT 01/03/12 TV	301.740,00
13	CCT 01/07/2013 Tv	1.005.600,00

N.	Descrizione titolo	Valore al 31 dicembre 2006
14	CCT 01/11/12 TV	562.800,00
15	FRANCE 3,5% 12/01/08	189.308,40
16	FRANCE 5% 25/10/2011	209.200,00
17	FRANCE OAT 4% 25/10/13	140.336,00
18	FRANCIA BTAN 3% 12/07/08	444.105,00
19	FRANCIA BTAN 3% 12/01/10	126.763,00
20	GRECIA 4,5% 20/09/37	60.528,00
21	GRECIA 4,50% 20/05/14	204.900,00
22	OLANDA 2,5% 15/01/2008	226.918,00
23	OLANDA 2,75%15/01/09	156.537,60
24	SPAGNA 4,75%98/14EUR	105.570,00
25	SPAGNA 5% 02/12 EUR	336.534,40
26	SPAGNA 5,5% 30/07/17	420.098,00

Quote di OICR

Le quote di OICR, ammontanti ad € 8.780.317,94, sono costituite dai seguenti strumenti finanziari:

S. PAOLO GRAN BRET	366.348,98
S. PAOLO INT PAESI EMERG	192.577,80
S. PAOLO INT. OB EURO	593.096,87
S. PAOLO OB. GIAPPONE	1.444.227,38
S. PAOLO OB.EUROPA	1.890.412,31
S. PAOLO OB.NORD AMERICA	4.179.853,81
S. PAOLO OCEANIA	113.800,79
TOTALE	**8.780.317,94**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	2.849.858,16
Quote di OICR - azioni USA	4.179.853,81
Quote di OICR - azioni Giappone	1.444.227,38
Quote di OICR - azioni altri OCSE	113.800,79
Quote di OICR - azioni altri no OCSE	192.577,80
TOTALE	**8.780.317,94**

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli emessi dagli Stati od organismi internazionali sopra citati ed ammonta a totali € 140.745,80.

Altre attività della gestione Finanziaria
L'importo di € 38.380,93 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITÀ
Passività della gestione previdenziale
Questa voce si riferisce esclusivamente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese. Tali contributi ammontano ad € 116.511,08.

Passività della gestione finanziaria
Altre passività della Gestione Finanziaria
L'importo totale di € 14.217,13 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta
Il debito di € 49.851,53 deriva dall' imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'Attivo netto destinato alle prestazioni è pari a € 16.675.452,36, suddiviso in n. 1.491.548,031 quote da € 11,179 ciascuna.

CONTI D'ORDINE
Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 682.580,22.

CONTO ECONOMICO
Saldo della gestione previdenziale
Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 8.057.960,02, di cui € 78.594,53 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso dell'anno 2006, ammontano a complessivi € 10.330,60.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 45.491,01, switch verso altre linee di investimento per € 19.393,65 e trasferimenti ad altre forme di previdenza per € 18.516,43.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 18.544,72, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria
Dividendi ed interessi
La voce, complessivamente ammontante ad € 225.012,62, è composta dagli interessi su titoli di stato ed organismi internazionali per € 219.675,12 e dagli interessi su depositi bancari per € 5.337,50.

Profitti e perdite da operazioni finanziarie
L'importo di € 360.228,04 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minusv. val. su tit. stato org. Int.li	-59.547,69
Plusv. val. su quote OICR	426.902,52
Plusvalenza da valutazione	**367.354,83**
Minusv. R. su titoli stato org. Int.li	-134.631,73
Plusv. R. su quote OICR	6.536,84
Minusvalenza realizzata	**-128.094,89**
TOTALE PLUSVALENZE	**239.259,94**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 121.100,29.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-51,66
Arrotondamenti	0,07
spese e bolli su tit. stato org. int.li	-23,37
spese e bolli su quote OICR	-1,88
imposte e bolli su c/c	-55,35
TOTALE	**-132,19**

Altri Proventi ed Oneri
L'importo di € 76,73 si riferisce a sopravvenienze attive all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione
Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 132.121,62;
- commissioni di gestione amministrativa: € 60.178,65;
- commissioni di sottoscrizione: € 44.797,70;
- commissioni di portability: € 129,10.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 8.293.773,93.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 49.851,53, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	16.725.303,89
+	Prestazioni previdenziali	93.731,69
-	Contributi versati al Fondo Pensione	-7.934.309,85
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-8.431.529,96
=	Reddito di gestione	453.195,77
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	453.195,77
	Imposta sostitutiva Lorda (11% della base imponibile)	49.851,53
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**49.851,53**

Variazione attivo netto destinato alle prestazioni
La variazione dell'attivo netto destinato alle Prestazioni ammonta a € 8.243.922,40.

COMPARTO 4 - Nota integrativa al Bilancio 31 dicembre 2006

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. È un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.

Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31 dicembre 2006, le posizioni erano in n. 2.235, ripartite come segue:

CLASSI DI ETÀ	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	164	134	298
Iscritti di età 20 - 24	125	75	200
Iscritti di età 25 - 29	203	120	323
Iscritti di età 30 - 34	273	135	408
Iscritti di età 35 - 39	261	119	380
Iscritti di età 40 - 44	214	81	295
Iscritti di età 45 - 49	148	37	185
Iscritti di età 50 - 54	73	20	93
Iscritti di età 55 - 59	35	10	45
Iscritti di età 60 - 64	5	1	6
Iscritti di età > 64	1	1	2
TOTALE	**1.502**	**733**	**2.235**

Investimento dei contributi

Il comparto 4 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio alto. Tale linea di investimento prevalentemente azionaria, investe in titoli di debito di natura obbligazionaria nella misura del 30% neutrale (min. 15%, max. 45%) ed in titoli di capitale di natura azionaria nella misura del 70% neutrale (min. 55%, max. 85%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

È prevista, ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.

La gestione finanziaria delle risorse è affidata a Eurizon Capital SGR S.p.A.

Il servizio di banca depositaria è affidato a Intesa Sanpaolo S.p.A.

Criteri di valutazione
Il bilancio è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.
Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.
- le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.
- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui Fondi Pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore dell'ultimo giorno dell'anno. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio dell'anno successivo.

Moneta di conto
Tutti gli importi di seguito riportati sono espressi in Euro, salvo eventuale diversa indicazione.

Prospetto del valore e della composizione del Patrimonio al 31 dicembre 2006

ATTIVITÀ	
Investimenti	7.161.433,74
Proventi maturati e non riscossi	
Totale Attività	**7.161.433,74**
PASSIVITÀ	
Passività della gestione previdenziale	57.699,19
Passività della gestione finanziaria	7.239,97
Oneri maturati e non riscossi	27.987,98
Totale Passività	**92.927,14**
Attivo netto destinato alle prestazioni	**7.068.506,60**
Numero delle quote in essere	646.545,700
Valore unitario della quota	10,932

Commento alle Voci di Bilancio

STATO PATRIMONIALE

	2006		2005	
ATTIVITÀ				
10 Investimenti		**7.161.433,74**		**3.862.733,60**
a) Depositi bancari	85.905,08		53.252,86	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	1.890.474,30		978.330,08	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	5.128.051,04		2.797.401,98	
i) Opzioni acquistate				
l) Ratei e risconti attivi	34.552,21		22.857,50	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	22.451,11		10.891,18	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
TOTALE ATTIVITÀ		**7.161.433,74**		**3.862.733,60**

PASSIVITÀ				
10 Passività della gestione previdenziale		**(57.699,19)**		**(46.674,81)**
a) Debiti della gestione previdenziale	(57.699,19)		(46.674,81)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria		**(7.239,97)**		**(3.889,53)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(7.239,97)		(3.889,53)	
40 Debiti di imposta		**(27.987,98)**		**(48.340,99)**
TOTALE PASSIVITÀ		**(92.927,14)**		**(98.905,33)**
100 Attivo netto destinato alle prestazioni		**7.068.506,60**		**3.763.828,27**

CONTI D'ORDINE				
Contributi attesi da incassare		**300.304,90**		**220.389,68**

CONTO ECONOMICO

		2006		2005	
10	**Saldo della gestione previdenziale**		**3.120.618,29**		**1.797.518,77**
	a) Contributi per le prestazioni	3.223.611,08		1.818.624,01	
	b) Anticipazioni				
	c) Trasferimenti e riscatti	(93.175,57)		(13.221,97)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(9.817,22)		(7.883,27)	
20	**Risultato della gestione finanziaria**		**322.426,96**		**472.803,77**
	a) Dividendi e interessi	56.351,63		27.676,75	
	b) Profitti e perdite da operazioni finanziarie	266.050,77		445.127,02	
	c) Altri proventi ed oneri	24,56			
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**		**(110.378,94)**		**(61.122,03)**
	a) Società di gestione	(110.378,94)		(61.122,03)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**3.332.666,31**		**2.209.200,51**
50	**Imposta sostitutiva**		**(27.987,98)**		**(48.624,32)**
	VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**3.304.678,33**		**2.160.576,19**

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
1	S.PAOLO OB.NORD AMER	2.441.599,65	34,09%
2	S.PAOLO OB.EUROPA	1.104.316,06	15,42%
3	S.PAOLO OB. GIAPPONE	843.577,70	11,78%
4	S.PAOLO INT. OB EURO	345.206,61	4,82%
5	CCT 01/07/2013 Tv	231.288,00	3,23%
6	S.PAOLO GRAN BRET	213.993,82	2,99%
7	CCT 01/11/12 TV	135.675,00	1,89%
8	BUNDES 3,25% 17/04/2	118.374,00	1,65%
9	BTPS 2,75% 06/10	115.404,00	1,61%
10	FRANCIA BTAN 3% 12/	113.493,50	1,58%
11	S.PAOLO INT PAESI EM	112.822,44	1,58%
12	SPAGNA 5,5% 30/07/17	102.186,00	1,43%
13	BTPS 4% 01/02/37	88.901,00	1,24%
14	SPAGNA 5% 02/12 EUR	84.133,60	1,17%
15	B.R.D. 5% 04/07/2011	83.528,00	1,17%
16	CCT 01/03/12 TV	80.464,00	1,12%
17	B.R.D. 4% 04/01/37	74.272,50	1,04%

N.	Descrizione titolo	Valore al 31 dicembre 2006	% sulle attività
18	B.R.D. 3,5% 04/01/16	72.675,00	1,01%
19	S.PAOLO OCEANIA	66.534,76	0,93%
20	AUSTRIA 3,9% 15/07/2	64.116,65	0,90%
21	BELGIO 3% 28/09/2008	64.049,05	0,89%
22	OLANDA 2,5% 15/01/20	54.263,00	0,76%
23	BED 3,25% 09/04/2010	53.966,00	0,75%
24	FRANCE 5% 25/10/2011	52.300,00	0,73%
25	FRANCE 3,5% 12/01/08	49.818,00	0,70%
26	GRECIA 4,50% 20/05/1	46.102,50	0,64%
27	OLANDA 2,75%15/01/09	39.134,40	0,55%
28	FRANCE OAT 4% 25/10/	35.084,00	0,49%
29	BELGIO 4,25% 28/09/1	30.573,60	0,43%
30	AUSTRIA 3,8% 20/10/1	29.895,00	0,42%
31	FRANCIA BTAN 3% 12/0	29.253,00	0,41%
32	SPAGNA 4,75%98/14EUR	26.392,50	0,37%
33	GRECIA 4,5% 20/09/37	15.132,00	0,21%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 4,37.
Il portafoglio obbligazionario è investito in titoli di stato area Euro con scadenza a medio-lungo termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al Gruppo Banca CR Firenze.
Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	4.178.941,75	-	0,000
Quote di Oicr	2.552.798,20	-	0,000
Totale	**6.731.739,95**	**0,00**	

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	3.214.046,64	-	0,000
Quote di Oicr	468.830,62	-	0,000
Totale	**3.682.877,26**	**0,00**	

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 51.818,64, del conto deflussi (sul quale vengono accreditate e posizioni individuali annullate ed in attesa di liquidazione) per € 5.880,55 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 27.761,98. I restanti € 443,91 sono rappresentati dai ratei attivi per gli interessi di c/c.

Titoli emessi da Stati o da Organismi internazionali

L'ammontare totale di € 1.890.474,30, è suddiviso in titoli di stato italiani (€ 651.732,00) e titoli di stato altri UE (€ 1.238.742,30). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31 dicembre 2006
1	AUSTRIA 3,8% 20/10/13	29.895,00
2	AUSTRIA 3,9% 15/07/20	64.116,65
3	B.R.D. 3,5% 04/01/16	72.675,00
4	B.R.D. 4% 04/01/37	74.272,50
5	B.R.D. 5% 04/07/2011	83.528,00
6	BED 3,25% 09/04/2010	53.966,00
7	BELGIO 3% 28/09/2008	64.049,05
8	BELGIO 4,25% 28/09/14	30.573,60
9	BTPS 2,75% 06/10	115.404,00
10	BTPS 4% 01/02/37	88.901,00
11	BUNDES 3,25% 17/04/2009	118.374,00
12	CCT 01/03/12 TV	80.464,00
13	CCT 01/07/2013 Tv	231.288,00

N.	Descrizione titolo	Valore al 31 dicembre 2006
14	CCT 01/11/12 TV	135.675,00
15	FRANCE 3,5% 12/01/08	49.818,00
16	FRANCE 5% 25/10/2011	52.300,00
17	FRANCE OAT 4% 25/10/13	35.084,00
18	FRANCIA BTAN 3% 12/07/08	113.493,50
19	FRANCIA BTAN 3% 12/01/10	29.253,00
20	GRECIA 4,5% 20/09/37	15.132,00
21	GRECIA 4,50% 20/05/14	46.102,50
22	OLANDA 2,5% 15/01/2008	54.263,00
23	OLANDA 2,75%15/01/09	39.134,40
24	SPAGNA 4,75%98/14EUR	26.392,50
25	SPAGNA 5% 02/12 EUR	84.133,60
26	SPAGNA 5,5% 30/07/17	102.186,00

Quote di OICR

Le quote di OICR, ammontanti ad € 5.128.051,04, sono costituite dai seguenti strumenti finanziari:

S. PAOLO GRAN BRET	213.993,82
S. PAOLO INT PAESI EMERG	112.822,44
S. PAOLO INT. OB EURO	345.206,61
S. PAOLO OB. GIAPPONE	843.577,70
S. PAOLO OB.EUROPA	1.104.316,06
S. PAOLO OB.NORD AMERICA	2.441.599,65
S. PAOLO OCEANIA	66.534,76
TOTALE	**5.128.051,04**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	1.663.516,49
Quote di OICR - azioni USA	2.441.599,65
Quote di OICR - azioni Giappone	843.577,70
Quote di OICR - azioni altri OCSE	66.534,76
Quote di OICR - azioni altri no OCSE	112.822,44
TOTALE	**5.128.051,04**

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli emessi dagli Stati od organismi internazionali sopra citati ed ammonta a totali € 34.552,21.

Altre attività della gestione Finanziaria
L'importo di € 22.451,11 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITÀ
Passività della gestione previdenziale
Questa voce si riferisce principalmente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese, ammontanti ad € 51.818,64. I restanti € 5.880,55, sono costituiti dal debito verso l'Erario per le ritenute Irpef (con relative addizionali) calcolate sulle prestazioni erogate nel mese di dicembre. Tali ritenute sono state regolarmente versate il 16 gennaio 2007.

Passività della gestione finanziaria
Altre passività della Gestione Finanziaria
L'importo totale di € 7.239,97 è relativo alle commissioni di Gestione Finanziaria da versare.

Debiti d'imposta
Il debito di € 27.987,98 deriva dall' imposta di competenza del 2006 ed è stato versato nei termini stabiliti per legge il 16 febbraio 2007.

Attivo netto
L'Attivo netto destinato alle prestazioni è pari a € 7.068.506,60 suddiviso in n. 646.545,7 quote da € 10,932 ciascuna.

CONTI D'ORDINE
Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2007 ed ammontano ad € 300.304,90.

CONTO ECONOMICO
Saldo della gestione previdenziale
Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 3.223.611,08, di cui € 49.200,33 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Trasferimenti e riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 76.715,42, switch verso altre linee di investimento per € 11.372,39 e trasferimenti verso altre forme di previdenza per € 5.087,76.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 9.817,22, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria
Dividendi ed interessi
La voce, complessivamente ammontante ad € 56.351,63, è composta dagli interessi su titoli di stato ed organismi internazionali per € 54.219,32 e dagli interessi su depositi bancari per € 2.132,31.

Profitti e perdite da operazioni finanziarie
L'importo di € 266.050,77 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minusv. val. su tit. stato org. Int.li	-15.814,69
Plusv. val. su quote OICR	246.282,17
Plusvalenza da valutazione	**230.467,48**
Minusv. R. su titoli stato org. Int.li	-36.930,37
Plusv. R. su quote OICR	399,31
Minusvalenze realizzate	**-36.531,06**
TOTALE PLUSVALENZE	**193.936,42**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 72.227,63.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-26,25
Arrotondamenti	0,03
comm. neg. Su tit. stato org. Int.li	-5,83
spese e bolli su tit. stato org. int.li	-24,08
spese e bolli su quote OICR	-1,80
imposte e bolli su c/c	-55,35
TOTALE	**-113,28**

Altri Proventi ed Oneri
L'importo di € 24,56 si riferisce a sopravvenienze attive all'acquisizione, da parte del Fondo, dell'avanzo per arrotondamenti accumulatisi dall'inizio dell'attività.

Oneri di Gestione
Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:
- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 67.990,74;
- commissioni di gestione amministrativa: € 23.823,62;
- commissioni di sottoscrizione: € 18.487,12;
- commissioni di portability: € 77,46.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 3.332.666,31.

Imposta sostitutiva
Nell'esercizio 2006 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 27.987,98, così determinata:

+	Patrimonio netto del fondo al 31 dicembre 2006 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	7.096.494,58
+	Prestazioni previdenziali	93.175,57
-	Contributi versati al Fondo Pensione	-3.171.405,66
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 1° gennaio 2006	-3.763.828,27
=	Reddito di gestione	254.436,22
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	254.436,22
	Imposta sostitutiva Lorda (11% della base imponibile)	27.987,98
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
=	**Imposta sostitutiva dovuta**	**27.987,98**

Variazione attivo netto destinato alle prestazioni
La variazione dell'attivo netto destinato alle Prestazioni ammonta a € 3.304.678,33.

ALLEGATI AL BILANCIO DELL'IMPRESA

Elenco degli immobili di proprietà alla data di chiusura dell'esercizio

Ubicazione *(importi in euro)*	Valore IAS dell'immobile al 31 dicembre 2006	Rettifiche di valore complessive	Valore di bilancio dell'immobile al 31 dicembre 2006
Firenze Piazza Acciaioli 1	1.088.955,24	376.196,07	712.759,17
Firenze Piazza Beccaria 1R	2.879.891,56	846.304,31	2.033.587,25
Firenze Piazza Brunelleschi 10	6.148.063,87	2.181.958,01	3.966.105,86
Firenze Piazza Brunelleschi 18	252.431,36	76.000,49	176.430,87
Firenze Piazza Brunelleschi 19	308.581,89	92.905,95	215.675,94
Firenze Piazza Brunelleschi snc	22.814,00	1.570,58	21.243,42
Firenze Piazza Brunelleschi snc	60.146,00	4.140,63	56.005,37
Firenze Piazza Dalmazia 37 R	2.571.730,41	859.691,34	1.712.039,07
Firenze Piazza della Signoria 20R (in leasing)	2.169.448,98	250.571,36	1.918.878
Firenze Piazza Puccini 2 R	2.284.808,29	756.515,86	1.528.292,43
Firenze Piazza Puccini snc	26.226,70	8.683,84	17.542,86
Firenze Piazzale di Porta al Prato 42	1.766.466,87	618.858,42	1.147.608,45
Firenze Via Aretina snc	375.998,12	56.360,02	319.638,10
Firenze Via B. da Montelupo,66 (in leasing)	352.223,61	33.285,14	318.938
Firenze Via Bufalini 27 R	3.258.049,08	1.108.245,89	2.149.803,19
Firenze Via Bufalini 6	76.318.653,99	27.538.705,75	48.779.948,24
Firenze Via De Sanctis 48	2.928.490,90	914.887,99	2.013.602,91
Firenze Via De Sanctis 50	259.348,35	81.022,86	178.325,49
Firenze Via De Sanctis 56	376.789,12	117.712,45	259.076,67
Firenze Via De Sanctis Snc	257.215,35	80.356,48	176.858,87
Firenze Via degli Speziali 14-16	4.205.346,47	1.021.729,49	3.183.616,98
Firenze Via dei Pucci 1	7.858.558,71	1.898.700,13	5.959.858,58
Firenze Via dei Servi 17/19	851.210,86	242.913,55	608.297,31
Firenze Via del Castellaccio 36	617.054,46	185.779,05	431.275,41
Firenze Via del Castellaccio 40	1.799.954,36	541.919,38	1.258.034,98
Firenze Via del Gelsomino 101 D	500.582,11	145.227,73	355.354,38
Firenze Via del Parione 19 R	3.940.262,34	965.480,34	2.974.782,00
Firenze Via dello Statuto 7	1.112.777,91	405.089,73	707.688,18
Firenze Via di Mugello 29/31	551.233,79	182.290,97	368.942,82
Firenze Via Faccioli 43	2.376.051,44	1.092.858,70	1.283.192,74
Firenze Via Faccioli snc	61.940,84	28.489,50	33.451,34
Firenze Via G.P.Orsini 96	390.848,27	132.353,97	258.494,30
Firenze Via Luigi Alamanni 11	361.183,46	109.580,74	251.602,72
Firenze Via Madonna della Tosse 9	319.954,32	82.397,82	237.556,50
Firenze Via Martiri del Popolo 39 R	1.634.437,26	735.774,36	898.662,90
Firenze Via Masaccio 43	667.947,73	141.209,53	526.738,20
Firenze Via Mugello 23	836.487,67	276.623,41	559.864,26
Firenze Via Santa Caterina d'Alessandria 14	2.338.619,98	709.215,01	1.629.404,97
Firenze Viale Amendola snc	36.504,00	2.299,74	34.204,26
Firenze Viale dei Mille 76	1.553.631,13	470.045,20	1.083.585,93
Firenze Viale Duse 24-Bd	560.197,00	183.377,61	376.819,39
Firenze Viale Europa N.Ri 179-181-183	1.118.953,89	396.698,96	722.254,93
Firenze Viale Europa 11	125.431,54	35.643,08	89.788,46
Firenze Viale Europa 13	4.213.338,83	1.197.277,31	3.016.061,52
Arcidosso Corso Toscana 46	386.222,10	122.238,05	263.984,05
Arezzo Rigutino Via Nazionale Ovest 91	610.001,79	302.838,24	307.163,55
Arezzo Via Isonzo 43	5.209,23	1.849,57	3.359,66
Arezzo Via Roma 4	5.129.581,52	1.789.818,76	3.339.762,76
Arezzo Via Vittorio Veneto 43	831.726,28	261.189,16	570.537,12
Bagno a Ripoli Piazza Umberto I 12	977.723,45	434.668,13	543.055,32
Bagno a Ripoli Via F.Lli Orsi 2	1.187.258,71	566.277,09	620.981,62
Bagno a Ripoli Via Peruzzi 30-38	657.050,01	215.676,06	441.373,95

Ubicazione (importi in euro)	Valore IAS dell'immobile al 31 dicembre 2006	Rettifiche di valore complessive	Valore di bilancio dell'immobile al 31 dicembre 2006
Barberino di Mugello Piazza Betti 1	821.585,18	259.414,30	562.170,88
Barberino di Mugello Via San Francesco 2	239.912,45	28.104,45	211.808,00
Barberino Val d'Elsa Marcialla, Piazza Brandi 15 F	137.103,74	42.121,57	94.982,17
Barberino Val d'Elsa Via Cassia 61	473.158,33	211.339,78	261.818,55
Barga Via Pascoli 38	318.336,66	109.318,62	209.018,04
Bucine Via Roma 37	178.550,74	58.023,15	120.527,59
Campi Bisenzio Via Pistoiese 375	923.318,19	365.609,92	557.708,27
Campi Bisenzio S.S. 325 Val di Setta Angolo Via delle Ville	2.607.399,84	1.115.555,60	1.491.844,24
Campi Bisenzio Via Rucellai 4	282.101,03	90.505,56	191.595,47
Campi Bisenzio Via Rucellai snc	1.383.612,95	443.900,13	939.712,82
Camposanto Via Roma 12	289.431,67	135.047,87	154.383,80
Carrara Via Groppini	583.715,80	226.232,05	357.483,75
Carrara Via Groppini 7	153.101,61	57.217,70	95.883,91
Cascina Viale Comaschi 1	1.251.363,77	471.811,06	779.552,71
Castel Del Piano Via Orazio Imberciadori 1	400.306,32	120.334,20	279.972,12
Castel Focognano Rassina Piazza Mazzini 57	177.863,92	58.340,55	119.523,37
Castel San Niccolò Via Roma 29 T	301.794,37	108.946,80	192.847,57
Castelfiorentino Piazza Cavour 19R	1.000.988,00	306.264,06	694.723,94
Castelfranco di Sopra Piazza Vittorio Emanuele 18	363.160,94	143.979,83	219.181,11
Castelfranco di Sotto Piazza XX Settembre (in leasing)	490.634,05	56.668,24	433.966
Castell'Azzara Piazza Martiri della Niccioleta 5	236.091,81	72.161,69	163.930,12
Castelnuovo Berardenga Via Chiantigiana 1	171.791,87	46.759,55	125.032,32
Castiglion Fiorentino Corso Italia 28 A	798.264,10	411.552,36	386.711,74
Castiglione della Pescaia Via Roma 1	2.052.016,35	751.270,71	1.300.745,64
Cavezzo Piazza Matteotti 22	434.048,66	217.769,04	216.279,62
Certaldo Via II Giugno 7	1.188.983,77	461.845,97	727.137,80
Civitella in Val di Chiana Via Dante Alighieri 21	783.326,29	335.170,12	448.156,17
Colle di Val d'Elsa Piazza Arnolfo 33	1.234.170,44	375.550,34	858.620,10
Concordia sulla Secchia Piazza della Repubblica 15	443.897,35	181.640,53	262.256,82
Cortona Piazza Signorelli 7	793.858,26	254.916,75	538.941,51
Cortona Piazza XXV Aprile 9/C	92.624,85	24.079,88	68.544,97
Cortona S.S. del Niccone 2	124.649,16	40.351,45	84.297,71
Cortona Via XX Settembre 27	326.315,70	98.014,96	228.300,74
Cortona Viale Regina Elena 13	227.045,25	78.887,01	148.158,24
Deruta Via Tiberina, 250 (in leasing)	215.878,98	24.934,02	190.945
Dicomano Via Dante Alighieri 6	232.899,05	76.096,53	156.802,52
Fiesole P.za Garibaldi 24	1.738.087,18	614.950,05	1.123.137,13
Fiesole Via Faentina 264	1.312.604,78	654.902,32	657.702,46
Figline Valdarno Piazza Marsilio Ficino 33	1.641.650,33	594.227,61	1.047.422,72
Figline Valdarno Via IV Novembre 7/8	466.838,00	149.911,80	316.926,20
Finale Emilia Corso Matteotti 2	860.099,28	370.892,42	489.206,86
Firenzuola Corso Villani 54	461.656,66	149.239,94	312.416,72
Foiano della Chiana Corso Vittorio Emanuele 34	725.544,71	293.229,36	432.315,35
Follonica Via Litoranea 87	1.330.776,17	465.409,65	865.366,52
Fucecchio Piazza Montanelli 27	1.433.414,84	505.500,53	927.914,31
Gavorrano Via Marconi 88	275.380,52	106.281,54	169.098,98
Greve Via Matteotti 1	432.213,94	139.903,64	292.310,30
Grosseto Piazza Fratelli Rosselli 8	7.701.523,88	3.063.709,44	4.637.814,44
Grosseto Via Senese 2	1.323.163,35	461.524,67	861.638,68
Impruneta Via Montebuoni 200	667.667,56	245.884,10	421.783,46
Incisa Valdarno Viale XX Settembre 38	337.731,84	173.116,84	164.615,00
Lastra a Signa Piazza Firenze 1	905.256,21	318.131,34	587.124,87

Ubicazione *(importi in euro)*	Valore IAS dell'immobile al 31 dicembre 2006	Rettifiche di valore complessive	Valore di bilancio dell'immobile al 31 dicembre 2006
Lastra a Signa Piazza Firenze snc	147.308,56	51.768,19	95.540,37
Livorno Via dei Fulgidi	1.175,60	326,30	849,30
Livorno Via dei Fulgidi 12-14	1.629.115,67	452.174,56	1.176.941,11
Londa Via Roma 73	342.658,04	111.535,25	231.122,79
Marradi Via Talenti 17	227.761,11	79.941,51	147.819,60
Medolla Via Roma 232	381.954,50	116.683,34	265.271,16
Mirandola Piazza Matteotti 2	7.868.627,56	2.214.223,77	5.654.403,79
Mirandola Piazza Matteotti snc	612.126,01	-	612.126,01
Mirandola San Martino Spino Via Valli 505	309.096,71	109.485,02	199.611,69
Mirandola Via Agnini 37	497.096,88	81.482,09	415.614,79
Modena Via Vignolese 64	189.207,58	48.319,97	140.887,61
Modena Via Vignolese 70	739.216,25	188.781,61	550.434,64
Montaione Piazza Cavour	815.499,63	502.537,20	312.962,43
Monte Argentario Piazza dei Rioni 5	1.821.631,64	675.768,35	1.145.863,29
Monte San Savino Via della Pace 25	466.535,75	164.314,64	302.221,11
Montecatini Terme Via IV Novembre	2.625.780,89	517.896,64	2.107.884,25
Montelupo Fiorentino Piazza della Libertà 3	818.472,47	273.182,62	545.289,85
Montemignaio Via Piave 46	121.838,91	39.142,02	82.696,89
Monteriggioni Via Berrettini 42	715.712,96	269.276,79	446.436,17
Montevarchi Via Poggio Bracciolini 41	20.010,94	9.323,61	10.687,33
Montevarchi Via Roma 38	3.232.361,76	1.506.036,82	1.726.324,94
Palazzuolo sul Senio Via Roma 19	157.906,10	57.283,65	100.622,45
Perugia Corso Vannucci 63	436.785,72	117.642,62	319.143,10
Perugia Via M. Angeloni 43 B	5.126.304,52	2.459.318,48	2.666.986,04
Pian di Sco' Via Roma 1	349.793,12	123.117,50	226.675,62
Pietrasanta Piazza Carducci 6	624.912,39	242.112,00	382.800,39
Pieve Santo Stefano Piazza Logge del Grano 3	413.835,66	169.971,46	243.864,20
Pisa Via Malagoli snc	221.297,00	52.132,70	169.164,30
Pisa Via Matteucci snc	1.495.296,25	352.259,23	1.143.037,02
Poggibonsi Largo Gramsci 15	1.742.814,58	674.251,50	1.068.563,08
Pomarance Piazza Sant'Anna 2	252.887,61	95.914,29	156.973,32
Pontassieve Piazza Cairoli 2	19.484,21	7.188,44	12.295,77
Pontassieve Piazza Cairoli 2 A	1.750.636,34	645.874,01	1.104.762,33
Pontassieve Via G. Montanelli snc	1.353,07	499,19	853,88
Pontassieve Via Piana 13 E	200.264,70	69.014,07	131.250,63
Portoferraio Piazza Cavour 62	927.339,24	351.708,14	575.631,10
Portoferraio Via Prov.le Marciana 82,84	200.704,51	37.687,29	163.017,22
Prato Via Mozza sul Gorone 5	819.445,87	184.288,72	635.157,15
Prato Viale Montegrappa 302	1.336.001,66	310.828,71	1.025.172,95
Prato Viale Montegrappa 302/H	929.624,96	216.282,71	713.342,25
Prato Viale Montegrappa snc	281.652,87	65.528,25	216.124,62
Rapolano Terme Via Provinciale Sud 35	356.515,10	114.984,02	241.531,08
Reggello Via Dante Alighieri 20	533.541,11	192.855,72	340.685,39
Roccastrada Piazza Gramsci 21/25	382.909,90	183.012,46	199.897,44
Rufina Via Piave 28 C	504.403,42	163.442,32	340.961,10
San Casciano in Val di Pesa Piazza delle Erbe 1	673.603,83	241.037,10	432.566,73
San Casciano in Val di Pesa Via Mattoncetti 16	1.248.919,11	663.341,81	585.577,30
San Felice sul Panaro Corso Mazzini 21	259.483,78	94.947,66	164.536,12
San Gimignano Piazza della Cisterna 2-2/A	820.210,07	242.294,77	577.915,30
San Giovanni Valdarno Corso Italia e Via Alberti	2.265.651,79	974.669,51	1.290.982,28
San Marcello Pistoiese Via P. Leopoldo 33	313.494,26	108.674,24	204.820,02
San Piero a Sieve Via Provinciale 18/A	245.864,37	85.350,48	160.513,89

Ubicazione (importi in euro)	Valore IAS dell'immobile al 31 dicembre 2006	Rettifiche di valore complessive	Valore di bilancio dell'immobile al 31 dicembre 2006
Sansepolcro Via XX Settembre 82 A	913.086,79	296.746,45	616.340,34
Santa Croce sull'Arno Via Basili	98.607,32	23.203,96	75.403,36
Santa Croce sull'Arno Via Basili Snc	1.947.330,28	458.218,95	1.489.111,33
Scandicci Via del Botteghino 162	1.351.283,04	223.968,96	1.127.314,08
Scandicci Via di Sollicciano 10	336.652,97	54.743,74	281.909,23
Scarperia Viale Kennedy	1.068.914,33	450.536,17	618.378,16
Sestino Via Roma 5	226.241,85	64.352,21	161.889,64
Sesto Fiorentino Via Cavallotti 69	2.388.656,11	730.094,47	1.658.561,64
Siena Piazza Tolomei 11	6.329.568,70	2.100.007,53	4.229.561,17
Siena Via Massetana Romana 2	1.221.063,52	224.962,41	996.101,11
Signa Piazza Ciampi 1	784.940,87	267.463,74	517.477,13
Sinalunga Viale Trieste 39	588.241,62	202.469,51	385.772,11
Sorano Piazza Pietro Busatti 2	13.009,72	4.432,30	8.577,42
Sorano Piazza Pietro Busatti 3	187.627,98	63.923,32	123.704,66
Stia Piazza Tanucci 70	327.801,64	100.344,27	227.457,37
Subbiano Viale Europa 24	1.631.571,73	832.819,38	798.752,35
Tavarnelle Val di Pesa Via Roma 85	514.754,88	277.635,95	237.118,93
Torrita di Siena Via Mazzini 12	882.117,82	365.816,60	516.301,22
Viareggio Piazza Dante angolo Via Verdi 6-8	893.554,48	322.008,08	571.546,40
Viareggio Via S. Francesco snc	11.705.863,55	7.480.636,94	4.225.226,61
Vicchio Piazza Giotto 10	246.485,04	74.211,39	172.273,65
Volterra Via Matteotti 3	694.601,63	205.873,53	488.728,10
TOTALE IMMOBILI AD USO FUNZIONALE (IAS 16)	**277.698.628,26**	**98.582.238,62**	**179.116.389,64**
Firenze Piazza Brunelleschi 19	2.315.675,00	-	2.315.675,00
Firenze Piazza Brunelleschi 20	412.072,00	-	412.072,00
Firenze Piazza Brunelleschi snc	176.852,00	-	176.852,00
Firenze Piazza Brunelleschi snc	186.160,00	-	186.160,00
Firenze Piazza Puccini 3	433.177,00	-	433.177,00
Firenze Piazza Puccini snc	30.432,00	-	30.432,00
Firenze Piazza S. Maria Nuova 1	426.740,00	-	426.740,00
Firenze Piazzale di Porta al Prato 44	509.302,00	-	509.302,00
Firenze Via Bufalini 8 R	181.630,00	-	181.630,00
Firenze Via del Castellaccio 10	2.158.818,00	-	2.158.818,00
Firenze Via del Castellaccio 2	1.792.631,00	-	1.792.631,00
Firenze Via dei Servi 36R	620.250,00	-	620.250,00
Firenze Via dei Medici 2	616.110,00	-	616.110,00
Firenze Via dei Servi 10	327.360,00	-	327.360,00
Firenze Via dei Servi 30 R	2.529.164,00	-	2.529.164,00
Firenze Via dei Servi 32/R	153.516,00	-	153.516,00
Firenze Via dei Servi 42/44	483.795,00	-	483.795,00
Firenze Via dei Servi 46/R	139.563,00	-	139.563,00
Firenze Via dei Servi 8	343.672,00	-	343.672,00
Firenze Via del Castellaccio 10	27.946,00	-	27.946,00
Firenze Via del Castellaccio 10R	25.894,00	-	25.894,00
Firenze Via del Castellaccio 14R	380.443,00	-	380.443,00
Firenze Via del Castellaccio 40	2.938.173,00	-	2.938.173,00
Firenze Via del Castellaccio 42/44	260.256,00	-	260.256,00
Firenze Via del Castellaccio 6R	350.946,00	-	350.946,00
Firenze Via del Pian dei Giullari 30	22.311,00	-	22.311,00
Firenze Via del Pian dei Giullari 32	182.672,00	-	182.672,00
Firenze Via Fra' Bartolommeo 37A/R	48.600,00	-	48.600,00

Ubicazione *(importi in euro)*	Valore IAS dell'immobile al 31 dicembre 2006	Rettifiche di valore complessive	Valore di bilancio dell'immobile al 31 dicembre 2006
Firenze Via Fra' Bartolommeo 39R	52.200,00	-	52.200,00
Firenze Via Giovanni Fabroni 21/A	185.150,00	-	185.150,00
Firenze Via Lorenzo di Credi 2	1.018.282,00	-	1.018.282,00
Firenze Via Luigi Alamanni 11	77.636,00	-	77.636,00
Firenze Via Masaccio 204	671.813,00	-	671.813,00
Firenze Via Monalda 1	2.500.251,00	-	2.500.251,00
Firenze Via Monalda 13 R	624.888,00	-	624.888,00
Firenze Via Monalda 15 R	1.258.590,00	-	1.258.590,00
Firenze Via Pian dei Giullari 36/B	2.629.130,00	-	2.629.130,00
Firenze Via Pier Capponi 89	679.894,00	-	679.894,00
Firenze Via Santa Caterina d'Alessandria 16	297.759,00	-	297.759,00
Firenze Viale dei Mille 78	1.152.293,00	-	1.152.293,00
Firenze Viale dei Mille 93	481.602,00	-	481.602,00
Arcidosso Corso Toscana 48	145.585,00	-	145.585,00
Arezzo Rigutino Via Nazionale Ovest 91	7.656,00	-	7.656,00
Arezzo Via Madonna del Prato	205.824,00	-	205.824,00
Arezzo Via Madonna del Prato 65	386.519,00	-	386.519,00
Arezzo Via Roma 2	1.712.992,00	-	1.712.992,00
Aulla Piazza Mazzini 27	126.108,00	-	126.108,00
Campi Bisenzio Piazza Matteucci	372.696,00	-	372.696,00
Campi Bisenzio Via Rucellai 4	461.978,00	-	461.978,00
Camposanto Via Roma snc	57.874,00	-	57.874,00
Castel Focognano Rassina Corso Vittorio Emanuele 1/A	202.653,00	-	202.653,00
Castel Focognano Rassina Corso Vittorio Emanuele 3	20.825,00	-	20.825,00
Castel San Niccolò Via Lungo il Solaino snc	14.925,00	-	14.925,00
Castel San Niccolò Via Roma 31	114.192,00	-	114.192,00
Castelfiorentino Via Ridolfi 2	261.060,00	-	261.060,00
Castelnuovo Val di Cecina Via della Repubblica 58	76.830,00	-	76.830,00
Certaldo Via Camillo Cavour 18	345.100,00	-	345.100,00
Concordia sulla Secchia Piazza della Repubblica 13	140.100,00	-	140.100,00
Cortona S.S. del Niccone 8	69.355,00	-	69.355,00
Dicomano Via Dante Alighieri 8	100.298,00	-	100.298,00
Fiesole Via Gramsci 4	1.848.675,00	-	1.848.675,00
Finale Emilia Corso Matteotti 7	397.494,00	-	397.494,00
Finale Emilia Corso Matteotti snc	23.428,00	-	23.428,00
Firenzuola Corso Villani 60	145.562,00	-	145.562,00
Isola del Giglio Via dell'Asilo 12	691.992,00	-	691.992,00
Marradi Via Razzi 2	40.147,00	-	40.147,00
Marradi Via Razzi 4	12.024,00	-	12.024,00
Marradi Via Talenti 13	54.281,00	-	54.281,00
Marradi Via Talenti 15	362.054,00	-	362.054,00
Marradi Via Talenti 19	16.798,00	-	16.798,00
Marradi Via Talenti 21	181.568,00	-	181.568,00
Mirandola San Martino Spino Via Valli 261	150.919,00	-	150.919,00
Mirandola Via Pedoca 1	148.338,00	-	148.338,00
Palazzuolo Sul Senio Via XXIV Settembre 3	124.369,00	-	124.369,00
Palazzuolo Sul Senio Via XXIV Settembre 5	16.172,00	-	16.172,00
Perugia Via Angeloni 43 D	531.000,00	-	531.000,00
Perugia Via Angeloni 43 E	87.264,00	-	87.264,00
Pisa Via Emilia	288.284,00	-	288.284,00
Pisa Via Fiorentina	7.857,00	-	7.857,00
Pisa Via Fiorentina	56.454,00	-	56.454,00

Ubicazione *(importi in euro)*	Valore IAS dell'immobile al 31 dicembre 2006	Rettifiche di valore complessive	Valore di bilancio dell'immobile al 31 dicembre 2006
Poggibonsi Via Borgo Marturi 1	513.129,00	-	513.129,00
Pomarance Piazza Sant'Anna snc	83.232,00	-	83.232,00
Portoferraio Piazzale Pietri 1	787.400,00	-	787.400,00
Portoferraio Via Prov.le Marciana 82,84	186.300,00	-	186.300,00
Roma Via della Magnetite 39	746.892,00	-	746.892,00
Roma Via Donizetti 20	383.880,00	-	383.880,00
Roma Via Mecenate 27	263.000,00	-	263.000,00
San Casciano in Val di Pesa Via dei Fossi 23Cd	455.366,00	-	455.366,00
San Felice sul Panaro Corso Mazzini 19	222.900,00	-	222.900,00
San Marcello Pistoiese Via P. Leopoldo 39	182.864,00	-	182.864,00
Siena Via del Termine 32	5.825.659,00	-	5.825.659,00
Signa Via Nannucci 1	243.072,00	-	243.072,00
Signa S. Mauro a Signa Piazza Ciampi	215.616,00	-	215.616,00
Sinalunga Piazza della Stazione	674.636,00	-	674.636,00
Sorano Piazza Pietro Busatti 2	138.970,00	-	138.970,00
Stia Piazza Tanucci 70C	108.780,00	-	108.780,00
IMMOBILI AD USO INVESTIMENTO (IAS 40)	**50.742.594,00**	**-**	**50.742.594,00**
TOTALE COMPLESSIVO IMMOBILI ALLA DATA DI CHIUSURA DELL'ESERCIZIO	**328.441.222,26**	**98.582.238,62**	**229.858.983,64**
Aulla Piazza Mazzini 27	884.538,83	308.510,51	576.028,32
Bagnone Via della Repubblica 50	207.877,95	68.470,05	139.407,90
Carrara Via Roma	493.852,59	176.480,77	317.371,82
Carrara Viale XX Settembre 248	2.899.694,03	1.474.273,37	1.425.420,66
Fivizzano Via Roma snc	370.988,31	138.317,49	232.670,82
Massa Via Crispi 24	54.902,34	17.979,36	36.922,98
Massa Via Crispi 26	1.181.425,09	386.891,81	794.533,28
Pontremoli Via Ricci Armani 1/A	426.956,39	180.904,77	246.051,62
Villafranca in Lunigiana Piazza della Vittoria 5	77.948,51	14.229,25	63.719,26
TOTALE IMMOBILI IN VIA DI DISMISSIONE (1)	**6.598.184,04**	**2.766.057,38**	**3.832.126,66**

(1) Si tratta degli immobili oggetto della cessione effettuata il 1° gennaio 2007 alla controllata Cassa di Risparmio della Spezia S.p.A.

RELAZIONE DEL COLLEGIO SINDACALE

al Bilancio chiuso al 31 dicembre 2006 (redatta ai sensi dell'art. 153 del Decreto Legislativo 24 febbraio 1998 n. 58 e dell'art. 2429 C.C.)

Signori Azionisti,

il Consiglio di Amministrazione sottopone alla Vostra approvazione il Bilancio al 31 dicembre 2006, il primo redatto secondo i nuovi principi contabili IAS/IFRS, che presenta un utile netto di 240,3 milioni di euro, derivante, come segnalato nella Relazione degli Amministratori, per euro 97,6 milioni da utili "non ricorrenti", al netto dell'effetto fiscale. Applicando gli stessi principi, l'esercizio precedente si era chiuso con un utile di 111,9 milioni di euro, in quel periodo senza l'apporto di utili non ricorrenti e senza tenere conto dell'incorporazione della Cassa di Risparmio di Mirandola.

Il Bilancio in esame, corredato dalla Relazione degli Amministratori sulla gestione è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa (oltre che dagli allegati di cui alla Circolare Banca d'Italia 262/2005) ed è redatto secondo i nuovi principi contabili internazionali (IAS/IFRS) in conformità al Regolamento CE n. 1606/2002, al D.Lgs. 38/2005 ed alla sopra citata Circolare Banca d'Italia n. 262 del 22/12/2005.

Questo cambiamento dei criteri di valutazione ed esposizione dei dati impone attenzione e la necessità di assuefarsi a metodologie innovative non sempre facili da interpretare e comprendere, specialmente dopo un lungo periodo di adozione di dati che avevano riferimenti, divenuti familiari, nel costo storico e nel valore nominale, e che oggi diventano il valore equo ed il valore attualizzato.

Si ricorda peraltro che ai fini del Bilancio consolidato di Gruppo la Vostra Banca aveva già provveduto, fino dal 31 dicembre 2005, a redigere i propri dati che affluivano al Consolidato con i criteri IAS; cosicché questi rappresentano i dati comparativi con i risultati del Bilancio in esame.

Ricorderete inoltre che, nella precedente Relazione, questo Collegio dette conto delle variazioni che, in connessione con l'adozione dei nuovi principi, avrebbero interessato il patrimonio netto contabile a partire dal 1 gennaio 2006; e così vennero evidenziate dagli amministratori le Riserve indisponibili derivanti dalle nuove metodologie valutative (Riserva di FTA e Riserva da valutazione).

Parimenti nel Bilancio 2006 della Vostra Banca si dà conto, in appositi prospetti di raccordo, delle variazioni intervenute conseguenti alla rilevazione di nuove attività e passività e all'eliminazione di attività e passività non più consentite dai nuovi criteri contabili, alla riclassificazione di poste riferite a diversi tipi di attività, passività o componenti del patrimonio netto e all'applicazione di nuovi metodi nella valutazione delle attività e passività rilevate in base agli stessi principi IAS.

In accordo con quanto richiesto dal principio IFRS 1, parte consistente della nota integrativa (Parte A - Politiche contabili) è dedicata appunto alla spiegazione dei nuovi criteri con cui sono rilevate ed esposte, a partire dall'esercizio in esame, le entità patrimoniali ed economiche della Vostra Banca.

Il Bilancio consolidato al 31 dicembre 2006, anch'esso redatto secondo i principi IAS/IFRS, corredato dalla Relazione degli Amministratori e dagli altri documenti e schemi previsti dalla Autorità di vigilanza, espone un Utile netto di 271,1 milioni di euro rispetto a 149 milioni di euro del periodo precedente; anch'esso incorpora utili per operazioni non ricorrenti per euro 97,6 milioni al netto degli oneri fiscali specifici.

Come è noto essendo la Vostra società quotata sul mercato telematico della Borsa Valori di Milano, l'attività di sorveglianza e controllo è regolamentata dalle norme di cui al Decreto Legislativo 24 febbraio 1998, n. 58 - Testo unico delle disposizioni in materia di intermediazione finanziaria e successive integrazioni e modificazioni - pertanto:

- sono affidati al Collegio Sindacale i poteri di ispezione e controllo sull'andamento degli affari sociali, per la verifica del rispetto della legge, dell'atto costitutivo e dei principi di corretta amministrazione;
- il controllo sulla contabilità, sui bilanci ed i pareri di congruità nelle operazioni straordinarie sono affidati alla PricewaterhouseCoopers S.p.A., società di revisione iscritta all'Albo Consob (confermata per il seennio 2006-2011, previo parere di questo Collegio, nella revisione contabile, in seguito alla delibera della Vostra Assemblea del 27 aprile 2006).

Nell'ambito dei compiti del Collegio segnaliamo che nel corso dell'esercizio 2006 abbiamo partecipato alla sopra indicata Assemblea ordinaria e straordinaria del 27 aprile 2006, dove oltre all'approvazione del Bilancio al 31 dicembre 2005, al rinnovo del Consiglio di Amministrazione e alla conferma della società di revisione, sono state deliberate modifiche dell'entità e della composizione del capitale sociale (con un aumento in parte gratuito,con aumento del valore nominale e assegnazione di azioni gratuite, in parte a pagamento e con un successivo accorpamento azioni).

Le proroghe e le modifiche intervenute circa le disposizioni della legge sulla tutela del risparmio (Legge 262 del dicembre 2005 e successivo D.Lgs 303/2006) hanno reso possibile deliberare i successivi adeguamenti di Statuto previsti dalle norme (metodo per la nomina del Collegio Sindacale, Dirigente incaricato della redazione dei documenti contabili) non più entro il 12 gennaio 2007, bensì nel corso della presente Assemblea, convocata anche in sede straordinaria.

Il Collegio é inoltre intervenuto alle riunioni del Consiglio di Amministrazione (in numero di 18) e del Comitato esecutivo (n. 22) ed ha ricevuto dagli amministratori adeguate informazioni sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale effettuate dalla Vostra società.

Tra queste ricordiamo:

- l'acquisizione della maggioranza (56,23% con opzioni per ulteriori aumenti) della DAEWOO Bank Romania di Bucarest, oggi denominata Banca C.R. Firenze Romania S.A., al costo di 30,6 milioni di euro;
- il già ricordato aumento di capitale sociale parte gratuito per 125,1 milioni di euro (con aumento del valore delle azioni da 0,57 a 0,60 e assegnazioni azioni gratuite) e parte a pagamento per euro 150 milioni, realizzato in seguito alla delibera della Assemblea del 27 aprile 2006;
- l'acquisto da San Paolo IMI S.p.A. di una partecipazione nella Centro Leasing Spa del 6,09% per il prezzo di € 10,4 milioni, che ha portato la percentuale di partecipazione di Banca CR Firenze al 33,9% (e per il gruppo al 43,54%);
- la fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A. realizzata con decorrenza 1 luglio 2006 con effetti contabili e fiscali dal 1 gennaio 2006;
- la cessione a Riscossione S.p.A. dell'intera partecipazione 100% detenuta in CERIT S.p.A. (concessionaria della riscossione tributi per le Province di Firenze e Massa) in base alle disposizioni di cui al D.L. 203/2005 convertito nella Legge 248/2005, che hanno "internalizzato" l'attività di riscossione nazionale dei tributi; il corrispettivo sarà costituito dal patrimonio netto al 31 agosto 2006 certificato da un Revisore incaricato dalle parti. Possiamo attestare che tale verifica ha avuto esito positivo e quindi di conferma del patrimonio netto esistente;
- analoga operazione di cessione a Riscossione S.p.A., peraltro limitata al 75% della partecipa-zione (previo scorporo dell'attività destinata alla fiscalità locale nella GE.FI.L. S.p.A.) è stata effettuata, in ambito consolidato, dalla controllata Cassa Risparmio della Spezia S.p.A. per quanto concerne la SRT S.p.A., concessionaria per la riscossione dei tributi della Provincia di La Spezia;
- l'emissione di due prestiti obbligazionari subordinati: uno di secondo livello per 85 milioni di euro, interamente computabile ai fini del patrimonio di vigilanza; il secondo di terzo livello per 60 milioni di euro;
- l'acquisto dal Gruppo Fiat, per € 8,5 milioni, del 10% di una partecipazione nella Immobiliare Novoli S.p.A., società detenuta ai fini di investimento che coordina e realizza lo sviluppo degli insediamenti abitativi nell'area ex Fiat di Firenze-Novoli, che ha portato la Vostra interessenza in quella società dal 15% al 25%; la suddetta non rileva nelle partecipazioni in quanto non sottoposta ad influenza notevole;
- la costituzione paritetica insieme ad Ifigest S.p.A., con controllo congiunto, della Soprarno SGR S.p.A. avente ad oggetto la prestazione del servizio di gestione del risparmio sotto varie forme, con un capitale di € 2 milioni cui la Vostra Banca partecipa per il 50%; partecipazione poi ridotta nei primi mesi del 2007 per entrambi i soci al 47,5%;

- l'acquisto dalla Fondazione CR La Spezia nei primi mesi del 2007 di un ulteriore 11,91% nella CR Spezia per il corrispettivo di € 47,6 milioni, che porterà la partecipazione di Banca CR Firenze all'80%, liberando la Vostra Banca dall'opzione put in essere a favore della Fondazione CR La Spezia;
- le sottoscrizioni di aumenti di Capitale in società minori per mantenere l'investimento partecipativo.

In stato di avanzamento, tramite la società interamente posseduta "Immobiliare Nuova Sede S.r.l.", il programma per la realizzazione nella zona nord di Firenze - (Novoli) della nuova sede della Vostra Banca; nel marzo 2007 sono stati coperti quattro dei sei edifici che costituiranno il complesso direzionale del Gruppo ubicato nella zona nord di Firenze; la conclusione dei lavori è prevista nel primo semestre 2008.

Queste operazioni hanno perseguito la linea del rafforzamento del gruppo, del consolidamento patrimoniale e della razionalizzazione delle partecipazioni.

Segnaliamo che il patrimonio di vigilanza individuale al 31 dicembre 2006 ammonta a 1.892,6 milioni di euro rispetto a 1.795,9 milioni di euro del 31 dicembre 2005.

Il Collegio ricorda la situazione che fino dal 2005 ha interessato la compagine azionaria di riferimento della Vostra Banca e che ha dato luogo all'avvio di una procedura arbitrale tra Sanpaolo IMI S.p.A. e l'Ente CR Firenze.

Successivi accadimenti (sostituzione di un membro dimissionario) hanno portato al protrarsi dell'arbitrato.

La Relazione degli Amministratori segnala la situazione determinatasi nei primi mesi dell'esercizio in corso circa i rapporti della Vostra Banca con BNP Paribas per il controllo di Findomestic Banca S.p.A., oggi partecipata per il 50% ciascuno dal Gruppo Banca CR Firenze e dal Gruppo BNP Paribas.

Il Collegio dà atto che il Consiglio di Amministrazione ha ribadito l'interesse di Banca CR Firenze, pur nel perseguimento di ogni possibile nuovo accordo, a proteggere il valore strategico e patrimoniale della partecipazione.

Nel corso dell'esercizio non sono state compiute operazioni atipiche e/o inusuali.

Il Collegio non ha ricevuto esposti o denunce ex art. 2408 C.C. L'informativa resa dal Consiglio di Amministrazione circa le operazioni ordinarie di natura commerciale e finanziaria, infragruppo o con parti correlate, risulta adeguata rispetto a quanto previsto dalla normativa e dalle Comunicazioni Consob in materia di controlli societari, recentemente integrata con DEM/6064293 del 28/7/2006; in proposito il Collegio segnala che tali operazioni sono state poste in essere nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica e in linea con le condizioni di mercato.

Il risultato molto soddisfacente dell'esercizio 2006, è dovuto oltre che alla citata circostanza di operazioni "non ricorrenti" (cessione delle partecipazioni in Sanpaolo IMI S.p.A. - prima della fusione con Intesa - e in Fondiaria Sai S.p.A.) all'incremento delle masse intermediate e alla fase di aumento dei tassi di mercato che ha determinato un favorevole ampliamento degli spread. La circostanza vale anche per quanto riguarda i risultati del Bilancio consolidato.

L'incremento della raccolta (diretta e indiretta) complessivamente pari a 2.680,6 milioni di euro (+9,9%) e quello degli impieghi (931 milioni di euro), che ammontano al 31 dicembre 2006 a 10.300,2 milioni di euro, con un paritetico incremento sul 2005 del 9,9%, testimoniano della raggiunta effi-cienza e sviluppo equilibrato della Vostra Banca.

Molte sono state le iniziative verso la clientela con la vendita di nuovi prodotti ad elevato potenziale di diffusione grazie al modello distributivo basato su canali specializzati per segmenti di mercato.

Il forte incremento degli impieghi è stato determinato principalmente da una rilevante crescita dei mutui fondiari (+18,8%) ma anche da una ripresa dei prestiti a breve. Il fenomeno mutui prosegue quindi la sua espansione; sia questo che quello dei finanziamenti nel settore dell'edilizia, come già segnalato nella precedente relazione, pretendono in prospettiva costante attenzione e presidio.

La Banca ha peraltro proseguito nella forte tutela della qualità dell'attivo con criteri selettivi nell'erogazione e politiche cautelative negli accantonamenti per rischi.

Risultano in incremento i dividendi da partecipazioni a conferma della sempre maggiore efficienza e capacità competitiva delle controllate e partecipate, rispecchiata anche nei risultati del consolidato 2006.

È costante l'attenzione al contenimento dei costi, nonostante il forte impegno in nuove e rilevanti attività progettuali iniziate nell'anno 2006.

Dagli andamenti favorevoli del mercato e dalle azioni intraprese sono conseguiti gli incrementi del margine d'interesse (+10,5%), del margine d'intermediazione (+9%) e del risultato operativo netto (+29,1%), con il raggiungimento di indici di tutto rispetto sia in termini di ROE (19,6% ridotto all'11,7%, non tenendo conto dei citati utili non ricorrenti) che di cost/income, che passa dal 65,6% al 60,8%.

In merito ai crediti (e alle rettifiche a questi inerenti) sottolineiamo, a conferma della politica cautelativa, che il grado di copertura delle partite a rischio, sia pure impiegando i criteri di selettività sopra ricordati, è aumentato dal 32% del 2005 al 37,8% del 2006.

Le Relazioni della società di revisione PricewaterhouseCoopers, per il Bilancio individuale e per il consolidato non contengono rilievi.

Si sono verificati i conferimenti di ulteriori incarichi alla PricewaterhouseCoopers S.p.A , ai sensi di legge, relativi a:

- Revisione contabile del Fondo Pensione Aperto CRF Previdenza; con onorari per 8.320 euro, oltre 1.000 euro di spese vive;

ed ulteriori incarichi diversi per:

- procedure di verifica concordate sull'attività di servicer della Cassa di Risparmio di Firenze Spa nell'ambito delle cartolarizzazioni dei crediti effettuate nel 1999 e nel 2002; con onorari per 54.000 euro, oltre a 3.950 euro di spese vive;
- emissione di Comfort letter per aggiornamento di emissione di euro Obbligazioni; con onorari per 25.000 euro, oltre 1.750 euro di spese vive;
- servizi professionali relativi all'offerta in opzione agli azionisti di azioni ordinarie Banca CR Firenze S.p.A.; con onorari per 330.000 euro e spese vive per 23.000 euro;
- rilascio della documentazione ai fini dell'iscrizione al mercato MTS, in qualità di operatore principale; con onorari per 1.500 euro;
- verifiche sul calcolo dei contributi dovuti al Fondo Nazionale di Garanzia come richieste dal Regolamento del Fondo; con onorari per 3.000 euro, oltre a 210 euro di spese vive;
- verifica della traduzione in lingua inglese della relazione semestrale al 30 giugno 2006, del fascicolo di Bilancio al 31 dicembre 2005 e delle relazioni trimestrali al 30 settembre 2006 ed al 31 marzo 2007; con onorari per 22.500 euro, oltre 1.575 euro di spese vive;

Inoltre ai soggetti legati alla società di revisione da rapporti continuativi sono stati conferiti i seguenti incarichi:

- alla Pricewaterhouse Coopers Advisory S.r.l. in merito alla verifica dei parametri valutativi per gli impairment test condotti ai fini dell'applicazione degli IAS/IFRS sulle partecipazioni; con onorari per 5.000 euro oltre a spese vive per 100 euro;
- alla "TLS Associazione Professionale di Avvocati e Commercialisti" per l'attività di assistenza prestata ai fini della vigente normativa sulle ritenute di fonte statunitense dei c.d. "Qualified intermediaries"; con onorari per 15.000 euro.

Il Collegio, nel corso delle proprie riunioni dell'esercizio (n. 10), in stretta collaborazione con la società di revisione e con la Direzione Auditing, ha vigilato e verificato l'adeguatezza dell'assetto organizzativo della società ed il rispetto dei principi di corretta amministrazione, mediante osservazioni dirette e raccolta di informazioni dai responsabili delle funzioni di volta in volta interessate.

Ha inoltre valutato e vigilato sull'adeguatezza del sistema di controllo interno e del sistema organizzativo/contabile e sull'affidabilità di quest'ultimo a rappresentare correttamente i fatti di gestione, anche analizzando i risultati del lavoro svolto dalla società di revisione, cui sono stati richiesti specifici approfondimenti.

È stata verificata, anche tramite la presenza di componenti di questo Collegio nelle controllate e collegate, l'adeguatezza delle disposizioni impartite dalla Vostra società alle società controllate ai sensi dell'art. 114, comma 2, del D. Lgs. 58/1998 ed il rispetto delle disposizioni di legge sulla direzione ed il coordinamento, raccomandando sempre la ricerca di precisione e puntualità in ambito amministrativo contabile.

Il Collegio ha inoltre ritenuto opportuno mantenere un coordinamento con gli organi corrispondenti delle Banche e delle altre società controllate, organizzando contatti ed apposite riunioni nel corso dell'esercizio (in n. 1), che tendono a consolidare, i legami di appartenenza al Gruppo e di reciproca collaborazione nell'ambito della "governance del controllo".

In proposito, nella riunione tenuta è stata rilevata la proliferazione degli organismi di controllo verificatasi nel nostro ordinamento a seguito dell'approvazione di una legislazione non sempre adeguatamente coordinata e talora per alcuni aspetti ripetitiva.

Ciò comporta la necessità di istituire sufficienti flussi informativi tra gli organismi della "governance del controllo" per non rischiare di lasciare scoperto qualche settore o di sovrapporre atteggiamenti e considerazioni diverse sulle posizioni da verificare.

A questo proposito sono state evidenziate dalla Direzione Auditing, incaricata per il gruppo e operativa per conto dei vari organismi, le necessità di una ristrutturazione che tenga conto delle nuove disposizioni e della necessità di coordinamento degli organi di controllo.

È stato infatti disposto a partire dal corrente esercizio il nuovo assetto organizzativo della Direzione Auditing e Controlli di Gruppo, con le linee guida emerse a seguito della attività di autovalutazione condotta dalla stessa Direzione.

Le suddette linee guida ed il nuovo assetto organizzativo della Direzione si riferiscono alla costituzione del nuovo Servizio Valutazione-Sviluppo Sistemi di Controllo, alla rimodulazione delle attività del Servizio Controlli ed al completamento del Processo di integrazione tra attività di controllo a distanza ed in loco, fermi restando i compiti e le responsabilità attribuiti al Servizio Auditing.

Il Collegio sottolinea come i nuovi, importanti compiti che riguardano la Direzione Audit e Controlli di Gruppo,che dovrà sovrintendere ed organizzare anche il controllo su Banca CR Firenze Romania, richiedano il mantenimento di adeguate forze operative sul piano quantitativo ed ancor più su quello qualitativo.

La Funzione creata per il piano di continuità operativa e di disaster recovery, sia per la Banca che per il Gruppo, ha fissato gli obiettivi e descritto le procedure per la gestione della continuità nei processi critici aziendali. Il Piano ha ricevuto l'approvazione della Vostra Banca e delle controllate nei termini del 31 dicembre 2006, previsti dall'Autorità di vigilanza.

Segnaliamo che la Vostra società aderisce al codice di autodisciplina del Comitato per la Corporate Governance delle società quotate, recentemente rivisitato (marzo 2006); in proposito il Consiglio di Amministrazione ha provveduto alla nomina al suo interno del Comitato per la remunerazione,composto in maggioranza da Consiglieri indipendenti, mentre non ha costituito, al momento, il Comitato di controllo. Delle caratteristiche della governance viene data ampia spiegazione nella informativa presentata alla Vostra Assemblea sul governo societario, prevista dalle disposizioni della Legge 262/2005, in conformità dell'approccio che prevede l'adesione o la spiegazione del non completo adeguamento alle indicazioni del codice.

Abbiamo verificato l'osservanza delle norme di legge riguardanti la formazione, l'impostazione del Bilancio dell'azienda e di quello consolidato; così come di quelle attinenti ai contenuti e alle notizie fornite nella Relazione sulla gestione.

Il Bilancio ed i documenti accompagnatori recepiscono le indicazioni di cui alle norme sul diritto societario e alle nuove istruzioni e richieste delle Autorità di vigilanza.

Tramite le informazioni assunte dalla società di revisione ed a mezzo di controlli diretti abbiamo condiviso, relativamente al Bilancio dell'azienda (e a quello consolidato) i criteri di valutazione, secondo i nuovi principi IAS/IFRS dei titoli, dei crediti, delle immobilizzazioni e delle altre poste attive e passive.

Particolare attenzione è stata prestata dal Collegio sulla congruità degli accantonamenti ai Fondi rischi ed oneri. In questo comparto segnaliamo che i Fondi di quiescenza aziendali passano da 138 milioni di euro del 31 dicembre 2005 a 143 milioni di euro al 31 dicembre 2006; mentre gli altri fondi per controversie legali (tra cui cause civili su strumenti finanziari, revocatorie, ecc.ecc.), oneri per il personale e diversi, aumentano da 42 a 54 milioni di euro al 31 dicembre 2006.

In allegato alla Nota integrativa viene dettagliatamente esposto il rendiconto del Fondo di previdenza integrativa senza autonoma personalità giuridica, costituito come patrimonio di destinazione ex art. 2117 C.C., derivante da specifici accordi sindacali.

Per tale fondo viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto patrimonio.

È stato incluso, dopo la fusione di Cassa di Risparmio di Mirandola, anche il patrimonio separato del Fondo Integrativo Previdenza destinato solo al personale in quiescenza dell'incorporata.

La Nota integrativa contiene inoltre, in dettaglio, il rendiconto annuale del Fondo Pensione Aperto denominato "CRF Previdenza" le cui risultanze sono revisionate dalla PricewaterhouseCoopers.

Per le operazioni di cartolarizzazione:

- per quella effettuata nell'esercizio 1999 (relativa a sofferenze per 158 milioni di euro), di cui il Collegio segnalò nelle precedenti Relazioni l'integrale pagamento dei titoli di classe "A" (per 85 milioni di euro) si rilevano pagamenti parziali (nel 2006/2007), di cui l'ultimo nel mese di marzo 2007 per 4,6 milioni, dei titoli di classe "B", (già pari a 44 milioni di euro) che hanno portato ad oggi l'ammontare residuo a 19,9 milioni di euro, (Essendo detti crediti iscritti, al 31 dicembre 2006, per euro 23 milioni).
- per quella conclusa alla fine dell'esercizio 2002 (relativa a mutui in bonis per 509 milioni di euro) di cui il Collegio segnalò nelle precedenti Relazioni l'avvenuto integrale rimborso dei titoli di classe A1 (per 51,3 milioni di euro e quello parziale dei titoli di classe A2), si rileva nel 2006 che il pagamento in conto titoli di classe A2 ha raggiunto 161,7 milioni di euro, con un ulteriore rimborso agli inizi del 2007 per circa 12,9 milioni, che ha ridotto l'ammontare di tali titoli in circolazione a circa 251 milioni di euro;
- per dette operazioni sono stati riportati in Nota integrativa i dettagli, come richiesto dall'Autorità di vigilanza.

Ricordiamo che il Collegio ebbe ad esprimere, nella Relazione del 31/12/2003, il proprio consenso alla iscrizione tra i beni immateriali della voce "Avviamento" derivante dalla acquisizione da Sanpaolo IMI S.p.A. dello sportello di Bologna dell'ex Banco di Napoli per 11,83 milioni di euro e al 31/12/2005 quella dell'Avviamento corrisposto per l'acquisizione dello sportello di Spoleto dalla controllata Cassa di Risparmio di Orvieto S.p.a., per 0,1 milioni di euro. Con i nuovi criteri IAS ambedue le valorizzazioni considerate di durata illimitata e pertanto non più ammortizzate, vengono confermate dopo averle assoggettate a "impairment test".

Viene inoltre consentita da parte del Collegio l'iscrizione tra i beni immateriali, nella stessa voce "Avviamento", del disavanzo di fusione derivante dall'incorporazione della Cassa di Risparmio di Mirandola per euro 76 milioni.

Le Altre attività immateriali sono esclusivamente rappresentate da software a utilizzo pluriennale che viene ammortizzato in tre esercizi.

Segnaliamo che, secondo i nuovi criteri IAS, non esistono e comunque non sono iscritti tra le attività costi di impianto e di ampliamento, costi di ricerca, di sviluppo e di pubblicità aventi utilità pluriennale. Le spese per migliorie sui beni di terzi vengono ora rilevate tra le "Altre attività" e annualmente decurtate secondo il principio di competenza. Compaiono al 31 dicembre 2006 in euro 2,2 milioni. Le riserve disponibili sono di importo ampiamente superiore, pertanto non vige il divieto di cui all'art. 2426 C.C., 1°comma,n.5.

Ricordiamo che la società al 31 dicembre 2001 provvide a rivalutare i beni immobili strumentali sulla base della legge 21/11/2000 n. 342, iscrivendo ad apposita riserva la differenza di valore, al netto della relativa impo-

sizione fiscale. Tale riserva, pari a 48,99 milioni di euro, é stata poi utilizzata per l'aumento gratuito di Capitale sociale deliberato dall'Assemblea straordinaria del 29 aprile 2002.

Ulteriore decisione di rivalutare tutti gli immobili di proprietà della Banca è stata adottata per l'esercizio chiuso al 31/12/2005 in base alle disposizioni della Legge 266/2005; tale rivalutazione, supportata da perizie di tecnici interni alla Banca iscritti ai relativi Albi professionali, ha consentito l'iscrizione tra le Riserve in sospensione d'imposta di un ulteriore importo di complessivi euro 67,8 milioni, poi utilizzato per l'operazione di aumento gratuito di Capitale deliberato dall'Assemblea del 27 aprile 2006.

Tutto ciò è avvenuto sulla base delle disposizioni di Bilancio precedenti, mentre con i criteri IAS di cui al presente Bilancio il comparto "Immobili" è suddiviso tra "immobili funzionali" (IAS 16) e "immobili di investimento" (IAS 40). I valori rilevati al 31 dicembre 2006 per il comparto, rispecchiano le nuove regole in quanto non superiori al fair value alla data indicata.

Le Relazioni sulla gestione della azienda bancaria e consolidata, contengono le informazioni richieste dalle disposizioni di legge e dalle istruzioni emanate dalla Consob.

Nella Relazione sulla gestione viene fornita in apposite sezioni, come richiesto anche da questo Collegio, una informativa completa sugli impegni ed opzioni esistenti su partecipazioni rilevanti; segnaliamo che oltre al venir meno dell'opzione put da parte della Fondazione CR La Spezia, già in precedenza ricordata, il 22 giugno 2006 era già venuta meno, per scadenza contrattuale, la possibilità per la Fondazione CR Orvieto di esercitare l'opzione put sul 26,43% della Cassa Risparmio di Orvieto S.p.A.

Nella Relazione vengono inoltre segnalati gli impegni vincolanti di acquisto o vendita legati al verificarsi di determinati eventi (sulla base dei rapporti in essere col gruppo BNP Paribas) e gli accordi che prevedono meccanismi di way out per la dismissione di partecipazioni assunte nell'ambito dell'attività di corporate finance.

Viene inoltre data indicazione, tra i fatti di rilievo intervenuti dopo la chiusura dell'esercizio, oltre a quelli già segnalati (acquisto di una ulteriore partecipazione in Cassa Risparmio della Spezia, dibattito con BNP Paribas su Findomestic Banca) della cessione di 10 Filiali della Vostra Banca situate nella Provincia di Massa Carrara alla controllata Cassa di Risparmio della Spezia (in base agli accordi a suo tempo sottoscritti) e della chiusura della cartolarizzazione ex 1999 con la società veicolo PERSEO FINANCE, avvenuta tramite l'integrale cessione dei crediti cartolarizzati effettuata per la quasi totalità nei confronti di una società terza, senza comportare ulteriori oneri a carico della Vostra Banca.

Il Collegio nella presente Relazione ha fatto particolare riferimento, tra le altre, alla Comunicazione Consob DEM/1025564 del 6 aprile 2001.

Il Collegio dà atto che nella nota integrativa al Bilancio dell'azienda e in quella consolidata, nei commenti alla Voce "Passività fiscali correnti", sono state inserite le informazioni richieste da Consob, in materia di revoca delle agevolazioni tributarie di cui alla legge Ciampi, fornendo gli aggiornamenti in base a quanto verificatosi nel corso del 2006, in cui si è verificata la definitiva sistemazione delle contestazioni avanzate dall'Agenzia delle Entrate.

Ricordiamo che la Capogruppo ha optato con effetto dal 2004 per l'adesione all'istituto del Consolidato Fiscale Nazionale; tutte le controllate che ne avevano i requisiti hanno aderito. Tra queste è stata esclusa, dal 2006, la Cerit S.p.A. in conseguenza dell'avvenuta cessione integrale.

I Bilanci e le Relazioni sull'andamento della gestione, dell'azienda bancaria, così come del consolidato, sono stati trasmessi al Collegio nei termini di legge.

Lo stesso dicasi per le situazioni semestrale e trimestrali.

Relativamente alla richiesta autorizzazione all'acquisto di azioni proprie, si dà atto che la proposta di delibera che viene presentata all'Assemblea è conforme alle prescrizioni di cui agli artt. 2357 e 2357 ter C.C., all'art. 132 del D.Lgs. 58/1998 e alle disposizioni emanate dalla Consob.

Nel corso del 2006 sono proseguiti gli interventi a livello del sistema organizzativo e informatico con focus su:

- interventi prescrittivi (Basilea 2, Legge 262/2005)
- credito e rischi operativi - Market abuse
- progetti a supporto del piano triennale (riguardanti in particolare la multicanalità quale presupposto per lo sviluppo commerciale)

È proseguita l'attività di efficientamento anche del comparto ICT con il trasferimento di fornitori terzi sulla controllata INFOGROUP in termini di responsabilità e gestione.

Viene sempre seguita con particolare attenzione da parte del Collegio, in uno con la Direzione Audit, l'attività di adeguamento ai temi dell'Antiriciclaggio, della Sicurezza sul lavoro, della Trasparenza, della Privacy (il documento programmatico sulla sicurezza è stato aggiornato al marzo 2007) e della revisione del modello organizzativo di cui al D.Lgs. 231/2001 in seguito alle sopravvenute norme di legge che infittiscono le previsioni di quel decreto. In proposito segnaliamo che nell'ambito della relazione sulla Corporate Governance è contenuta una nota sull'attività svolta dall'organismo di vigilanza nel corso del 2006.

Il Collegio segnala che nel corso del 2006 si è venuta strutturando ed affinando sia per la Vostra Banca che per il Gruppo la funzione di "Compliance" (per la verifica del corretto recepimento e dell'applicazione delle normative interessanti direttamente o indirettamente il sistema bancario). Dalla funzione è stato presentato al Consiglio di Amministrazione il rapporto sull'intensa attività svolta nel corso del 2006 ed il piano di interventi per il 2007, anno nel quale saranno precisate dall'Autorità di vigilanza le caratteristiche cui dovrà rispondere la funzione medesima in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria.

Con l'esercizio in commento è stata effettuata dal 1 gennaio 2006 la migrazione dei sistemi operativi e contabili della controllata Cassa Risparmio della Spezia S.p.A. sul sistema informatico della Capogruppo e dal 1 luglio 2006 è migrata ed è stata integrata quella della incorporata Cassa di Risparmio di Mirandola.

Nell'ambito del ruolo di Capogruppo Banca CR Firenze ha proseguito gli accentramenti di funzioni dalle banche controllate, in particolare in campo amministrativo e di gestione del personale.

Intensa è stata nel 2006 l'attività di formazione del personale sia a livello della Vostra Banca che per il Gruppo per tutte le nuove modalità organizzative, commerciali e per le nuove normative intervenute. È attività particolarmente significativa ed utile anche in presenza di un consistente ricambio verificatosi negli addetti.

Ricorderete che nella relazione al Bilancio del precedente esercizio il Collegio ebbe a segnalare la decisione della Corte di Appello di Firenze che confermava le contestazioni con relative sanzioni irrogate da parte della Consob a carico dei Consiglieri, dei Sindaci e di alcuni dipendenti di livello della Vostra Banca, in merito alle operazioni di acquisto per ordine e conto di clienti di Obbligazioni Cirio. La questione, come noto, aveva interessato, con lo stesso esito, tutte le maggiori Banche del sistema.

Aggiorniamo l'informazione comunicandoVi che il Consiglio di Amministrazione ha deciso di interporre ricorso per Cassazione contro la suddetta decisione.

Nel corso dell'esercizio il Collegio ha espletato l'attività di vigilanza prevista dalla normativa vigente. In seguito all'attività svolta il Collegio non ritiene di dover rilevare fatti significativi tali da richiedere ulteriori specifiche segnalazioni da riportare nella presente Relazione.

Il Collegio ha infine esaminato il contenuto delle relazioni predisposte dalla società di revisione PricewaterhouseCoopers S.p.A., sia per il Bilancio dell'azienda bancaria che per il consolidato, e ritiene di esprimere parere favorevole alla proposta di approvazione del Bilancio chiuso al 31 dicembre 2006 così come formato dal Vostro Consiglio di Amministrazione, dando atto che la proposta di destinazione dell'utile è conforme ai dettami di legge e di Statuto, oltre a risultare adeguatamente motivata riguardo alla situazione economica e patrimoniale della Società e del Gruppo. In particolare segnaliamo che parte dell'utile in euro 64,1 milioni, viene destinata a ricostituire la "Riserva da valutazione AFS" esistente al 31 dicembre 2005, facente parte del Patrimonio netto.

Quanto alla parte straordinaria della Vostra Assemblea su cui siete chiamati a deliberare questa riguarda gli adeguamenti alle disposizioni della Legge 262/2005 sulla tutela del risparmio e successivo D.Lgs. 303/2006, ed in particolare attiene ai criteri di nomina del Collegio Sindacale e alla previsione del Dirigente preposto alla redazione dei documenti contabili.

Scade con la presente Assemblea il mandato conferito a questo Collegio. Nel triennio trascorso abbiamo assistito al progressivo sviluppo ed integrazione del gruppo Banca CR Firenze che adesso ha in sé forti potenzialità di ulteriore miglioramento. Non sono stati pochi i problemi da risolvere, le difficoltà da superare in tema operativo e collaborativo, ma lo sforzo di molti ha permesso il raggiungimento di obiettivi che non apparivano di facile ottenimento.

Certo i problemi esterni che oggi si presentano e di cui molto si parla non sono di poco peso e richiedono decisioni ragionate e ponderate.

Siamo lieti dei risultati ottenuti e siamo onorati di aver potuto collaborare con gli Amministratori e tutta la struttura al loro raggiungimento.

Un particolare ringraziamento rivolgiamo alla Direzione Audit con la quale la nostra collaborazione è stata più stretta e con i colleghi della Società di revisione PricewaterhousCoopers.

Ci sia consentito, infine, ricordare il consigliere Prof. Pier Giovanni Marzili, venuto a mancare nel settembre 2006, cui va il nostro affettuoso pensiero; la sua sicurezza, la sua professionalità, la sua esperienza, la sua capacità di semplificare i problemi complessi ci mancheranno.

Ringraziamo gli azionisti per la fiducia che hanno voluto accordarci e Li invitiamo a provvedere alla nomina, secondo le nuove disposizioni di legge, dei componenti il Collegio Sindacale per il prossimo triennio.

Firenze, 10 aprile 2007

Il Collegio Sindacale

Il Presidente del Collegio	*Dr. Vieri Fiori*
Il Sindaco effettivo	*Dr. Domenico Muratori*
Il Sindaco effettivo	*Dr. Marco Sacconi*

RELAZIONE DELLA SOCIETÀ DI REVISIONE

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL D. LGS. 24 FEBBRAIO 1998, N° 58

Agli Azionisti della
Banca CR Firenze S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio d'esercizio, costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla relativa nota integrativa, della Banca CR Firenze S.p.A. chiuso al 31 dicembre 2006. La responsabilità della redazione del bilancio compete agli amministratori della Banca CR Firenze S.p.A. É nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile. Il suddetto bilancio d'esercizio è stato preparato per la prima volta secondo gli International Financial Reporting Standards adottati dall'Unione Europea.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Il bilancio d'esercizio presenta ai fini comparativi i dati corrispondenti dell'esercizio precedente predisposti in conformità ai medesimi principi contabili. Inoltre, la sezione 4 della Parte A.1 della nota integrativa illustra gli effetti della transizione agli International Financial Reporting Standards adottati dall'Unione Europea. L'informativa presentata nella suddetta sezione della nota integrativa è stata da noi esaminata ai fini dell'espressione del giudizio sul bilancio d'esercizio chiuso al 31 dicembre 2006.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3. A nostro giudizio, il bilancio d'esercizio della Banca CR Firenze S.p.A. al 31 dicembre 2006 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa della Banca CR Firenze S.p.A. per l'esercizio chiuso a tale data.

Firenze, 11 aprile 2007

PricewaterhouseCoopers S.p.A.

Alessandro Parrini
(Revisore contabile)

NETWORK TERRITORIALE DELLA CAPOGRUPPO

(Aree, Filiali Retail, Centri Imprese, Centri Private, Centro Enti e Spazi Finanziari operativi al 31 dicembre 2006)

DIREZIONE GENERALE - Via M. Bufalini, 6 - Firenze

AREE

Area Firenze - Via S. Egidio, 14 - Firenze
Area Roma - Via Paisiello, 12 - Roma
Area Toscana Sud - Largo Cosimini, 10 - Grosseto
Area Toscana Ovest - Via Pievano Rolando, 6 - Empoli (FI)
Area Toscana Nord - Viale Montegrappa, 302/g/h - Prato
Area Toscana Est - Via Roma, 36 - Montevarchi (AR)

FILIALI

FIRENZE E PROVINCIA
Filiale di Firenze - Via Bufalini 4
Filiale di Firenze - Sportello C.C.I.A.A - Piazza dei Giudici 3
Filiale di Firenze - Sportello I.U.E. - Via della Badia dei Roccettini
Filiale di Firenze - Sportello Commiliter - Via Cavour 39
Filiale di Antella - Via Ubaldino Peruzzi 36
Filiale n. 25 di Firenze - Viale Europa 27/ a-b
Filiale di Galluzzo - Piazza Acciaioli 1/2 r
Filiale di Grassina - Piazza Umberto I 12
Filiale di Impruneta - Viale della Libertà 1
Filiale Agraria - Piazza Signoria 20 r
Filiale n. 7 di Firenze - Via degli Alfani 79 r
Filiale n. 9 di Firenze - Via dei Mille 26 r
Filiale n. 10 di Firenze - Via F.De Sanctis 48/50
Filiale n. 12 di Firenze - Via dei Bardi 50 / 52 r
Filiale n. 13 di Firenze - Via Baldovini 4 r
Filiale n. 14 di Firenze - Via Tornabuoni 23 r ang. Via del Parione 1 r
Filiale n. 15 di Firenze - Piazza degli OttaViani 13 r
Filiale n. 16 di Firenze - Via degli Speziali 14/16 r
Filiale di Bagno a Ripoli - Via f.lli Orsi 4/6
Filiale n. 17 di Firenze - Via Martiri del Popolo 35/39 r
Filiale n. 20 di Firenze - Via del Gelsomino 101b
Filiale di Tavarnuzze - Via Montebuoni 200
Filiale n. 22 di Firenze - Viale E.Duse 24/a
Filiale n. 24 di Firenze - Via Aretina 265/a
Filiale n. 38 di Firenze - Viale Europa 181/183
Filiale n. 40 di Firenze - Piazza delle Cure 17/18r
Filiale n. 41 di Firenze - Piazza Gualfredotto da Miliano 19r
Filiale n. 43 di Firenze (sportello Filiale n. 22 di Firenze) - Via Comparetti 32/34

Filiale n. 44 di Firenze - Via degli Artisti 8
Filiale di Ponte a Ema - Via Chiantigiana 60 /r
Filiale n. 34 di Firenze - Via Masaccio 41/ 43
Filiale n. 37 di Firenze - Via Cento Stelle 24 b
Filiale n. 45 di Firenze - Via Martelli 15 r
Filiale n. 1 di Firenze - Viale Matteotti 20
Filiale n. 2 di Firenze - Via de'Serragli 126
Filiale n. 3 di Firenze - Via della Cernaia 82
Filiale n. 4 di Firenze - Piazza Dalmazia 37 r
Filiale n. 5 di Firenze - Via Gioberti 163 r
Filiale n. 6 di Firenze - Via Nazionale 93/95 r
Filiale n. 8 di Firenze - Via il Prato 109 r
Filiale n. 11 di Firenze - Via L.Bartolini 20 r
Filiale n. 19 di Firenze - Piazza Puccini 2/2a r
Filiale n. 21 di Firenze - Via Casentino 57
Filiale n. 29 di Firenze - Piazza Artom 7
Filiale n. 23 di Firenze - Via Antonio del Pollaiolo 152
Filiale n. 26 di Firenze - Via S.Caterina d'Alessandria 14
Filiale n. 27 di Firenze - Via Cecioni 86
Filiale di S.Bartolo a Cintoia - Viale Canova 164
Filiale n. 39 di Firenze - Via Montelatici 5
Filiale n. 42 di Firenze - Via Starnina 41
Filiale di Ponte a Greve - Via Baccio da Montelupo 64
Filiale n. 33 di Firenze - Via Doni ang Via Maragliano
Filiale n. 31 di Firenze - Via Locchi 108
Filiale n. 32 di Firenze - Via Baracchini ang Via Baracca
Filiale n. 30 di Firenze - Viale Petrarca 120 b/c/d
Filiale n. 35 di Firenze - Viale Pieraccini 17
Filiale n. 35 di Firenze - Sportello C.T.O - Largo Palagi 1
Filiale n. 36 di Firenze - Via Perfetti Ricasoli
Filiale di Figline V.no - Piazza Marsilio Ficino 33
Filiale di Figline - Sportello Boehringer Ingelheim - Loc. Prulli
Filiale di Reggello - Via Dante Alighieri 20
Filiale di Matassino - Via F.lli Rosselli 4
Filiale di Incisa V.no - Via XX Settembre 38
Filiale n. 1 di Figline - Via Copernico 72/74/76
Filiale di Castelfiorentino - Piazza Cavour 19
Filiale di Certaldo - Via 2 Giugno 7
Filiale di Empoli - Via Pievano Rolando 6
Filiale di Fucecchio - Piazza Montanelli 27
Filiale di Montaione - Piazza Cavour 14
Filiale di Montelupo F.no - Piazza della Libertà 1
Filiale di Montespertoli - Piazza del Popolo 41
Filiale di Scandicci - Via Pantin 1

Filiale di Badia a Settimo - Via del Botteghino 162
Filiale n. 1 di Scandicci - Piazza Matteotti 18
Filiale di Casellina - Via Baccio da Montelupo 20
Filiale di Le Bagnese - Via Silvestro Lega 12
Filiale n. 1 di Empoli (sportello Filiale di Empoli) - Via G.del Papa 43
Filiale n. 2 di Empoli - Via Ponzano 58
Filiale di Sovigliana - Via Silvio Pellico 41
Filiale di Capraia (sportello Filiale di Montelupo F.no) - Via G.La Pira 27/29
Filiale di Campi Bisenzio - Via Rucellai 2/2 a
Filiale di Dicomano - Via Dante Alighieri 6
Filiale di Fiesole - Piazza Garibaldi 24
Filiale di Londa - Via Roma 35
Filiale di Pontassieve - Piazza Cairoli 2/a
Filiale di San Francesco di Pelago (sportello Filiale di Pontassieve) - Via Bettini 38
Filiale di Rignano sull'Arno - Via Unità Italiana 34
Filiale di Rufina - Via Piave 28/c
Filiale di Santa Brigida - Via Piana 13/e
Filiale di Caldine - Via Faentina 264/268
Filiale di Capalle - Via Val di Setta
Filiale di Capalle - Sportello IV Tronco - Direzione del Quarto Tronco
Filiale di Sieci - Via Aretina 31/c
Filiale di Contea (sportello Filiale di Londa) - S.S. 67 ang.Via Mozza
Filiale di Pelago (sportello di Pontassieve) - Via della Rimembranza 19
Filiale di Barberino di Mugello - Viale Matteotti 2/b
Filiale di Borgo San Lorenzo - Piazza Martiri della Libertà 12
Filiale di Firenzuola - Corso Villani 54
Filiale di Galliano - Via I Maggio 68
Filiale di Lastra a Signa - Piazza Firenze 1
Filiale di Marradi - Via Talenti 21
Filiale di Palazzuolo sul Senio - Via Roma 19
Filiale di Peretola - Via I Settembre 34/44
Filiale di Ronta - Via Faentina 54
Filiale di San Godenzo - Via Matteotti 6
Filiale di San Piero a Sieve - Via Provinciale 18/a
Filiale di Scarperia - Viale Kennedy 31
Filiale di Sesto Fiorentino - Via Dante Alighieri 38
Filiale di Vicchio di Mugello - Piazza Giotto 10
Filiale di Pratolino - Piazza Demidoff
Filiale di San Donnino - Via Pistoiese 375
Filiale di San Mauro a Signa - Piazza A.Ciampi 8
Filiale di Pietramala (sportello Filiale di Firenzuola) - Via Nazionale 88
Filiale di Neto - Via G. di Vittorio 14/18
Filiale di Calenzano - Via G. Puccini 167 / 169
Filiale n. 1 di Sesto Fiorentino - Via A. De Gasperi 11/13

Filiale di Osmannoro - Via Volturno 10/12
Filiale di Quinto Basso - Via Monteverdi 45/47
Filiale Barberino di Mugello Outlet (sportello di Barberino di Mugello) - Via Meucci - Outlet "Mc Arthur Glen Designer Outlet"
Filiale di Sesto Colonnata - Viale 1° Maggio 324/a
Filiale di Signa - Via Roma 324
Filiale di Barberino Val d'Elsa - Via Cassia 61
Filiale di Greve in Chianti - Piazza Matteotti ang Via Roma
Filiale di Marcialla (sportello Filiale di Tavarnelle Val di Pesa) - Piazza Brandi 15
Filiale di Mercatale Val di Pesa - Via Mattoncetti 16
Filiale di San Casciano Val di Pesa - Piazza delle Erbe 1
Filiale di Tavarnelle Val di Pesa - Via Roma 85
Azienda dei Presti - Via Baracchini ang. Via Baracca
Filiale Spazio Mutui - Viale Europa 27 a/b
Filiale Enti e Tesorerie - Via del Castellaccio 36/38
Private Banking - Via Bufalini 6
Filiale Corporate Banking - Via Bufalini 6

AREZZO E PROVINCIA
Filiale di Camucia - Viale Regina Elena 3
Filiale di Castiglion F.no - Corso Italia 28/a
Filiale di Cortona - Piazza Signorelli 7
Filiale di Foiano della Chiana - Corso Vittorio Emanuele 34
Filiale di Mercatale di Cortona (sportello Filiale di Camucia) - Via dei Ponti 2
Filiale di Monterchi - Via Pier della Francesca 54/56
Filiale di Monte San Savino - Via della Pace 25
Filiale di Pieve Santo Stefano - Piazza Logge del Grano 3
Filiale di Sansepolcro - Via XX Settembre 82/a/b
Filiale di Sestino - Via Roma 5
Filiale di Terontola - Via XX Settembre 27
Filiale di Rigutino - Via Nazionale Ovest 90/91
Filiale di Pieve al Toppo - Via Dante Alighieri 1/b
Filiale di Lucignano - Via Prov.le Senese 10
Filiale di Arezzo - Via Roma 4
Filiale n. 1 di Arezzo - Via Vittorio Veneto 43
Filiale di Bibbiena - S.S. 208 ang Via G. di Vittorio
Filiale di Bucine - Via Roma 37
Filiale di Castelfranco di Sopra - Piazza Vittorio Emanuele 18/20
Filiale di Loro Ciuffenna - Piazza Matteotti 7
Filiale di Montemignaio (sportello Filiale di Strada in Casentino) - Via della Pieve 22/r
Filiale di Montevarchi - Via Roma 36
Filiale di Pian di Scò - Via Marconi 1
Filiale di Rassina - Piazza Mazzini 57
Filiale di San Giovanni V.no - Corso Italia 20

Filiale di Stia - Piazza Tanucci 70
Filiale di Strada in Casentino - Via Roma 29/t
Filiale di Talla - Piazza G.Monaco 8
Filiale di Subbiano - Viale Europa 24
Filiale di Terranuova Bracciolini - Piazza della Repubblica 15
Filiale n. 2 di Arezzo - Via Don Sturzo 14
Filiale n. 3 di Arezzo - Viale S.Margherita 43/a
Filiale di Levane - Piazza del Secco 15/16
Filiale di Ponte a Poppi - Via Roma 204

BOLOGNA E PROVINCIA
Filiale di Bologna - Via Farini 12
Filiale di San Giovanni in Persiceto - Circonvallazione Italia 50
Filiale di Bologna San Vitale - Via Massarenti 23
Filiale di Crevalcore - Via Roma
Filiale di Castel Maggiore - Via Gramsci 282
Filiale di Bologna Arcoveggio - Via S. Serlio 35

GROSSETO E PROVINCIA
Filiale di Grosseto - Piazza F.lli Rosselli 7
Filiale di Roccastrada - Piazza Gramsci 22
Filiale di Sorano - Piazza Busatti 3
Filiale di Castell'Azzara - Piazza Martiri di Niccioleta 3
Filiale di Manciano - Via Marsala 118
Filiale di Bagno di Gavorrano - Via G.Marconi 88
Filiale di Arcidosso - Corso Toscana 60
Filiale n.1 di Grosseto - Via Senese 2/8
Filiale di Porto Santo Stefano - Piazzale dei Rioni 5
Filiale di Giglio Porto - Via Cardinale Oneglia
Filiale di Follonica - Via Litoranea 87
Filiale di Porto Ercole - Via Fosso delle Buche 77
Filiale di Castiglion della Pescaia - Via Roma 1
Filiale n. 2 di Grosseto - Via Giovanni XXIII 31
Filiale di Castel del Piano - V.le Imberciadori 1
Filiale n. 3 di Grosseto - Via Stati Uniti d'America

LIVORNO E PROVINCIA
Filiale di Portoferraio - Piazza Cavour 60
Filiale di Livorno - Via dei Fulgidi 12 A
Filiale di Marina di Campo (sportello Filiale di Portoferraio) - Via Mascagni 7
Filiale n. 1 di Portoferraio (sportello Filiale di Portoferraio) - Via Carpani 68

Filiale di Porto Azzurro (sportello Filiale di Portoferraio) - Via Provinciale Est 6
Filiale n. 1 di Livorno - Via dell'Artigianato 35 b
Filiale di Cecina - Via Diaz 14/16
Filiale n. 2 di Livorno - Viale della Libertà 57
Filiale di Rosignano - Via Aurelia 575, 577, 579
Filiale di San Vincenzo - Piazza Umberto 1°

LUCCA E PROVINCIA
Filiale di Barga - Via Giovanni Pascoli 36/38
Filiale di Pietrasanta - Piazza Carducci 6
Filiale di Seravezza - Via Roma 31
Filiale di Viareggio - Via San Francesco 1
Filiale di Viareggio - Sportello Mercato Ittico - Via Salvadori 13
Filiale di Capannori - Piazza Aldo Moro 54
Filiale di Marlia - S.S. 12, 44
Filiale n. 2 di Viareggio - Piazza Dante 6
Filiale n. 3 di Viareggio - Via Filzi ang. Via Parri
Filiale di Marina di Pietrasanta - Via Versilia 26
Filiale di Lido di Camaiore - Viale Colombo ang. Via Veneto
Filiale n.4 di Viareggio - Via F.lli Cervi
Filiale Ospedale della Versilia (sportello Filiale di Viareggio) - Via Aurelia 335

MANTOVA E PROVINCIA
Filiale di Mantova - Largo di Porta Pradella, 8
Filiale di Castiglione delle Stiviere - Via Pergolesi, 4
Filiale di Viadana - Via Risorgimento, 5
Filiale di Revere (sportello Filiale di Poggio Rusco) - Via Abetone Brennero, 14
Filiale di Gonzaga - Largo Martiri libertà, 27/A
Filiale di Poggio Rusco - Via Matteotti, 80
Filiale di Quistello - Via IV Novembre, 32

MASSA E PROVINCIA
Filiale di Aulla - Piazza Mazzini 9/10
Filiale di Bagnone - Via della Repubblica 54
Filiale di Fivizzano - Via Roma 208
Filiale di Pontremoli - Via Ricci Armani 2
Filiale di Avenza - Via XX Settembre 248
Filiale di Carrara - Via Roma ang Via Groppini
Filiale di Gragnola (sportello Filiale di Aulla) - Via Nuova 66
Filiale di Fosdinovo (sportello Filiale di Aulla) - Via Mazzini 12
Filiale di Massa - Via F. Crispi 26
Filiale di Villafranca in Lunigiana (sportello Filiale di Aulla) - Piazza della Vittoria 5

MODENA E PROVINCIA

Filiale di Modena - Via Vignolese, 70
Filiale di Castelfranco Emilia - Corso Martiri, 305/307/309
Filiale di Castelnuovo Rangone - Via Zanasi, 2/E
Filiale di Maranello - Via Nazionale, 34/36/38
Filiale di Sassuolo - Via M.Polo, 9/11
Filiale di Mirandola - Piazza Matteotti, 2
Filiale di Concordia - Piazza Repubblica, 15
Filiale di Finale Emilia - corso Matteotti, 2/A
Filiale di Massa Finalese - Piazza Caduti per la Libertà, 3
Filiale di San Prospero sulla Secchia - Via S. d'Acquisto 4/B
Filiale di Medolla - Via Roma, 232
Filiale di Nonantola - Via V.Veneto, 123
Filiale di Soliera - Piazza F.lli Sassi, 6
Filiale di Albareto (sportello Filiale di Nonantola) - Via Albareto, 698
Filiale di Quarantoli (sportello Filiale di S.Martino Spino) - Via Punta, 88
Filiale di San Felice Sul Panaro - Via Mazzini, 21
Filiale di San Martino Spino - Via Valli, 505
Filiale di Cavezzo - Piazza Matteotti, 22
Filiale di Carpi - Via Guastalla, 2/D
Filiale di Camposanto - Via Roma, 12

PERUGIA E PROVINCIA

Filiale di Città di Castello - Via S.S. Tiberina 3 bis
Filiale di Umbertide - Via della Repubblica
Filiale di Spoleto - Via Flaminia Vecchia 22
Filiale di Ponte San Giovanni - Via Quintina 2
Filiale di Magione - Via Inghilterra 1/a-b
Filiale di Perugia - Via Settevalli 131/d
Filiale di Trestina - Via G.Parini 20
Filiale di Bastia Umbra - Via Roma 101/103
Filiale di San Sisto - Viale S. Sisto 333
Filiale di Foligno - Via Nazario Sauro 4A/4C
Filiale di Gualdo Tadino (sportello Filiale di Gubbio) - Via Flaminia ang. Via Tagliamento
Filiale di Gubbio - Via Campo di Marte 39/41/43
Filiale di Deruta - Via Tiberina 250
Filiale di Ellera (sportello Filiale di Perugia) - Via G.di Vittorio 106/108
Filiale n. 2 di Perugia - Via Romeo Gallenga 42
Filiale di Assisi - Via Borgo Aretino 5-7

PISA E PROVINCIA

Filiale di Cascina - Viale Comaschi 1

Filiale di Castelfranco di Sotto - Piazza XX Settembre ang.Via Gramsci
Filiale di Santa Croce sull'Arno - Via Cavour ang Via Basili
Filiale di Ponte a Egola - Via Curtatone e Montanara 49a
Filiale di San Miniato Basso - Piazzale della Pace 9
Filiale di Pontedera - Via Castelli 36
Filiale di Ponsacco - Via Carducci ang Via XXV Aprile
Filiale di Bientina - Largo Roma 13
Filiale di Pisa - Via San Martino 82
Filiale di Pisa Cisanello - Via Matteucci
Filiale di Castelnuovo Val di Cecina - Via della Repubblica 49/51
Filiale di Pomarance - Piazza Sant'Anna 2
Filiale di Volterra - Via Matteotti 1

PRATO E PROVINCIA
Filiale di Oste di Montemurlo - Via di Oste 130
Filiale di Prato - Via G.Fabbroni 1/7
Filiale di Prato Macrolotto - Via dei Fossi 14
Filiale n. 2 di Prato - Via Mozza sul Gorone
Filiale n. 3 di Prato - Viale Montegrappa 302/g-h
Filiale di San Giorgio a Colonica (sportello Filiale di Capalle) - Via del Leone 27 a
Filiale di Poggio a Caiano - Via G.Masi 39
Filiale n. 1 di Prato - Via Pistoiese 115
Filiale di Prato Vergaio - Via Tobbianese ang Via di Vergaio
Filiale di Vaiano - Via Val di Bisenzio, 205/C
Filiale di Seano - Via Baccheretana, 158

PISTOIA E PROVINCIA
Filiale di San Marcello Pistoiese - Via Pietro Leopoldo 33
Filiale di Montecatini Terme - Via IV Novembre 69

REGGIO EMILIA
Filiale di Correggio - Viale V. Veneto, 2

ROMA
Filiale n. 1 di Roma - Piazza della Chiesa Nuova 25
Filiale di Roma - Via Paisiello 10
Filiale n. 2 di Roma - Via A. Baldovinetti 102 - 104
Filiale n. 3 di Roma - Viale Ippocrate 78 - 80
Filiale n. 4 di Roma - Via Tuscolana 715 - 719/a
Filiale n. 5 di Roma - Via Ostiense 81 b/c/d

Filiale n. 6 di Roma - Piazza Vescovio 7
Filiale n. 7 di Roma - Via Sabotino 30
Filiale n. 8 di Roma - Piazzale Ponte Lungo 31
Filiale n. 9 di Roma - Piazza Eugenio Morelli 5
Filiale n. 11 di Roma - Via Varrone 8
Roma Spazio Mutui - Via Crescenzio 84

SIENA E PROVINCIA
Filiale n. 2 di Poggibonsi - Via Pisana 110
Filiale di Castellina Stazione - Via E.Berrettini 42
Filiale di Castelnuovo Berardenga - Via della Società Operaia 1
Filiale di Colle Val d'Elsa - Piazza Arnolfo di Cambio 33/34
Filiale di Poggibonsi - Largo A.Gramsci 15
Filiale di San Gimignano - Piazza della Cisterna 2
Filiale di Chiusi Stazione - Via Cassia Aurelia 85
Filiale di Pieve di Sinalunga - Viale Trieste 39
Filiale di Torrita di Siena - Via Mazzini 12
Filiale di Siena - Piazza Tolomei 11
Filiale di Rapolano Terme - Via Prov.le Sud 35
Filiale di Monteroni d'Arbia (sportello Filiale Siena San Marco) - Via Roma 134
Filiale di Castellina in Chianti - Via Ferruccio 45
Filiale di Gaiole in Chianti - Via Ricasoli 76
Filiale n. 1 di Poggibonsi (sportello Filiale Poggibonsi) - Via Senese 123 f
Filiale di Siena San Marco - Via Massetana 2
Filiale di Chianciano Terme - Viale della Libertà 503/505/507
Filiale di Montepulciano - Via Ricci 5
Filiale di Piancastagnaio (sportello Filiale di Arcidosso) - Via delle Acacie 6/8

VERONA
Filiale di San Giovanni Lupatoto - Via Garofoli, 98

CENTRI IMPRESE

Arezzo - Via Martiri di Civitella 7/9
Avenza - Via XX Settembre
Bologna - Via Farini 12
Capalle - Via Val di Setta
Empoli - Via Pievano Rolando n.2
Firenze Est - Via de Sanctis 49
Firenze Ovest - Via Pantin 1
Grosseto - Piazzale Cosimini 9

Livorno - Via dell'Artigianato
Montevarchi - Via Roma n.38
Perugia - Via M. Angeloni
Prato - Via dei Fossi
Santa Croce - Via Cavour ang.Via Basili
Siena - Via Massetana Romana 2
Viareggio - Via San Francesco
Roma - Via Paisiello 12
Roma - Via Ostiense 81/c
Mirandola - Viale Matteotti 2

CENTRI PRIVATE

Arezzo - Via Roma
Bologna - Via Farini 12
Empoli - Via Pievano Rolando n.2
Figline Valdarno - Piazza IV Novembre 7/8
Firenze Centro - Via Bufalini 6
Firenze Est - Via de Sanctis 49
Firenze Ovest - Via Pantin 1
Grosseto (Siena) - Via Matteotti 2
Perugia (Arezzo) - Via M. Angeloni
Prato - Viale Montegrappa 302
Santa Croce (Empoli) - Via Cavour ang.Via Basili
Siena - Via Massetana Romana 2
Viareggio - Via San Francesco
Roma - Via Paisiello 12
Mirandola - Viale Matteotti 2

CENTRO ENTI

Firenze - Viale Matteotti, 20

SPAZI FINANZIARI

Roma Parioli - Via Tagliamento, 10
Roma Prati - Via Clementi, 62
Roma C.so Vittorio - C.so V.Emanuele II, 239
Ancona - Via Martiri della Resistenza, 31
Pesaro - Via S.Francesco, 30
Modena Giardini - Via Giardini, 363

Porto S. Elpidio (MC) - Via IV Novembre, 1
Bologna Pepoli - Viale Pepoli, 84/a/b/c/d
Roma Eur - Via A. Baldovinetti, 98-100
Ferrara - Via de Pisisse, 49 ang. Via Palestro
Forlì - Via Raggi, 42
Rimini - Via Tripoli, 70
Fabriano (AN) - Via Felice Cavallotti, 26/28
Pescara - Via Chieti, 52/58
Civitavecchia (RM) - C/o filiale CRC - Via Lepanto
Ravenna - Via della lirica, 9
Parma - Via Dante, 4 ang. B.go Ronchini
Giulianova (TE) - Via G. Galilei, 86
Macerata - Galleria del commercio, 33
Castel Bolognese (RA) - Viale Umberto I, 14/a
Ostia Lido (RM) - Via Capo Spartivento, 25/l
Francavilla al mare (CH) - Via Nazionale Adriatica, 85
Modena emilia est - Via Emilia est, 1479
Milano - Via Emanuele Filiberto, 4
Terni - Via Bramante, 3/d
Viterbo - Viale IV Novembre, 1
La Spezia - Via Piave, 17
Prato - Via Sante Pisani, 71
Bologna Rondone - Via del Rondone, 1/a
Rieti - Via Rinaldi, 2/c
Avezzano (AQ) - Via XX settembre, 135

BILANCIO CONSOLIDATO AL 31 DICEMBRE 2006

GRUPPO BANCA CR FIRENZE

INDICE

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma **(1)**	Variazione % **(2)**	31 dicembre 2005
DATI ECONOMICI				
Margine d'interesse netto	573,1	509,2	+12,5%	506,1
Commissioni attive	285,3	285,3	0,0%	316,6
Margine d'intermediazione lordo	1.004,1	933,1	+7,6%	960,4
Rettifiche di valore nette su crediti e altre attività finanziarie	51,3	58,9	-12,9%	56,4
Margine d'intermediazione netto	952,8	874,2	+9,0%	904,0
Spese di funzionamento	593,8	610,2	-2,7%	639,3
Utile dell'operatività corrente al lordo delle imposte	313,0	267,7	+16,9%	270,5
Utili da operazioni non ricorrenti	100,8	0,0	n.s.	0,0
Utile netto	271,1	148,4	+82,7%	149,0
Comprehensive income **(3)**	212,4	146,4	+45,1%	147,0
INDICI DI REDDITIVITÀ				
ROE **(4)**	20,1%	12,6%	+7,5%	12,7%
ROE rettificato **(5)**	15,7%	12,6%	+3,1%	12,6%
Cost / Income ratio **(6)**	59,1%	65,4%	-6,3%	66,6%
DATI PATRIMONIALI				
Totale attività	23.812,9	22.099,4	+7,8%	22.176,4
Crediti verso clientela (esclusi crediti in sofferenza)	14.477,1	13.120,9	+10,3%	13.000,8
Partecipazioni	476,1	442,9	+7,5%	435,1
Passività al costo ammortizzato	17.774,5	16.418,5	+8,3%	16.376,9
Patrimonio netto	1.621,1	1.326,0	+22,3%	1.325,1
ATTIVITÀ FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	38.919,1	35.736,7	+8,9%	35.704,9
Raccolta diretta	17.009,2	15.570,9	+9,2%	15.539,1
Raccolta indiretta	21.909,9	20.165,8	+8,6%	20.165,8
- Risparmio amministrato	11.470,2	9.573,9	+19,8%	9.573,9
- Risparmio gestito	10.439,7	10.591,9	-1,4%	10.591,9
- Gestioni patrimoniali (GPM - GPS - GPF)	2.602,4	3.039,6	-14,4%	3.039,6
- Fondi	5.105,7	4.780,7	+6,8%	4.780,7
- Assicurazioni	2.669,3	2.737,5	-2,5%	2.737,5
- Fondi di previdenza complementare	62,3	34,1	+82,7%	34,1
INDICI DI RISCHIOSITÀ DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,03%	1,11%	-0,08%	1,12%
Altri crediti deteriorati netti / Crediti netti verso la clientela	1,54%	2,17%	-0,63%	2,19%
Crediti deteriorati netti / Crediti netti verso la clientela	2,57%	3,28%	-0,71%	3,31%
COEFFICIENTI DI SOLVIBILITÀ				
Patrimonio di base / Attivo ponderato	6,22%	4,83%	+1,39%	4,83%
Patrimonio di Vigilanza / Attivo ponderato	9,34%	8,55%	+0,79%	8,55%
INFORMAZIONI SUL TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.378,8	1.137,0	+21,3%	1.137,0
Quotazione per azione (in €)				
- media	2,400	2,182	+10,0%	2,182
- minima	2,069	1,769	+17,0%	1,769
- massima	2,797	2,684	+4,2%	2,684
Utile netto per azione (in €)	0,197	0,131	+50,6%	0,131
Utile netto diluito per azione (in €) **(7)**	0,197	0,131	+50,6%	0,131
Dividendo unitario (in €) **(8)**	0,060	0,052	+15,4%	0,052
Book value per azione (in €) **(9)**	1,176	1,166	+0,8%	1,165
Dividendo / prezzo medio annuo (%)	2,50%	2,38%	+4,9%	2,38%
STRUTTURA OPERATIVA				
Dipendenti	5.754	5.688	+1,2%	5.769
Promotori finanziari	167	177	-5,6%	177
Filiali bancarie	553	537	+3,0%	527
Spazi finanziari	31	34	-8,8%	34
Centri imprese e private	30	23	+30,4%	23

(1) Il conto economico consolidato al 31 dicembre 2005 è stato predisposto a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.

(2) Le variazioni sono state calcolate rispetto al 31 dicembre 2005 pro-forma.

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(6) Spese di funzionamento/Margine d'intermediazione lordo.

(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(8) Tenendo conto dell'accorpamento di azioni effettuato in data 5 marzo 2007, il dividendo proposto per l'esercizio 2006 risulterà pari a 0,10 euro per azione, a fronte di un nuovo valore nominale di 1,00 euro per azione.

(9) Patrimonio netto / numero di azioni in circolazione.

RELAZIONE SULLA GESTIONE CONSOLIDATA

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione della gestione del Gruppo e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:

- ripartizione della voce 220 - "Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70 - "Dividendi e proventi simili" e 240 - "Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80 - "Risultato netto dell'attività di negoziazione" e 100 - "Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", a meno degli utili realizzati su operazioni "non ricorrenti " che vengono evidenziati a parte nella voce gestionale "Utile da operazioni non ricorrenti";
- aggregazione delle voci 110 - "Risultato netto delle attività e passività finanziarie valutate al fair value", 150 - "Premi netti" e 160 - "Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 250 - "Risultato netto della valutazione al fair value delle attività materiali e immateriali", 270 - "Utili (perdite) da cessione di investimenti" e 310 - "Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:

- inclusione tra le "Altre attività" dell'attivo patrimoniale delle voci 110 - "Riserve tecniche a carico dei riassicuratori" e 150 - "Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" del passivo patrimoniale della voce 90 - "Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 140 - "Riserve da valutazione", 170 - "Riserve", 180 - "Sovrapprezzi di emissione", 190 - "Capitale", 200 - "Azioni proprie" e 220 - "Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (2)	VOCI *(importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione assoluta	Variazione %
30	**Margine d'interesse**	**569,7**	**505,9**	**63,8**	**+12,6%**
90	Risultato netto dell'attività di copertura	3,4	3,3	0,1	+3,0%
	Margine d'interesse netto	**573,1**	**509,2**	**63,9**	**+12,5%**
60	Commissioni nette	221,5	233,9	-12,4	-5,3%
di cui di 220	Recuperi su depositi a risparmio e su conti creditori	63,1	62,7	0,4	+0,6%
70 e 240	Dividendi e utili (perdite) delle partecipazioni	69,0	71,8	-2,8	-3,9%
80 e 100	Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	53,3	50,9	2,4	+4,7%
110, 150 e 160	Risultato netto della gestione assicurativa	24,1	4,6	19,5	+423,9%
	Margine d'intermediazione lordo	**1.004,1**	**933,1**	**71,0**	**+7,6%**
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-51,3	-58,9	7,6	-12,9%
	Margine d'intermediazione netto	**952,8**	**874,2**	**78,6**	**+9,0%**
	Spese di funzionamento:	-593,8	-610,2	16,4	-2,7%
180 a)	*- Spese per il personale*	*-400,1*	*-390,9*	*-9,2*	*+2,4%*
180 b)	*- Altre spese amministrative*	*-201,2*	*-214,0*	*12,8*	*-6,0%*
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	*-41,3*	*-50,8*	*9,5*	*-18,7%*
di cui di 220	*- Altri proventi di gestione netti (recuperi spese)*	*48,8*	*45,5*	*3,3*	*+7,3%*
	Risultato operativo netto	**359,0**	**264,0**	**95,0**	**+36,0%**
190	Accantonamenti netti ai fondi per rischi e oneri	-32,2	-17,4	-14,8	+85,1%
di cui di 220, 250, 270 e 310	Altri costi e ricavi dell'operatività corrente	-13,8	21,1	-34,9	n.s.
	Utile dell'operatività corrente al lordo delle imposte	**313,0**	**267,7**	**45,3**	**+16,9%**
di cui di 100	Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
290	Imposte sul reddito	-111,2	-93,4	-17,8	+19,1%
330	Utile di pertinenza di terzi	-31,5	-25,9	-5,6	+21,6%
	Utile netto	**271,1**	**148,4**	**122,7**	**+82,7%**

(1) Il conto economico consolidato al 31 dicembre 2005 è stato predisposto a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.

(2) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n° DEM/6064293 del 28.07.2006).

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (2)	ATTIVO *(importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione assoluta	Variazione %
10	**Cassa e disponibilità liquide**	**230,3**	**165,0**	**65,3**	**+39,6%**
	Attività finanziarie	**21.687,3**	**20.057,7**	**1.629,6**	**+8,1%**
	Crediti	16.300,1	14.801,9	1.498,2	+10,1%
60	*- crediti verso banche*	*1.672,2*	*1.534,0*	*138,2*	*+9,0%*
70	*- crediti verso clientela*	*14.627,9*	*13.267,9*	*1.360,0*	*+10,3%*
	Attività finanziarie negoziabili	5.380,4	5.204,8	175,6	+3,4%
20	*- attività finanziarie di negoziazione*	*546,2*	*640,6*	*-94,4*	*-14,7%*
30	*- attività finanziarie valutate al fair value*	*1.531,3*	*1.563,4*	*-32,1*	*-2,1%*
40	*- attività finanziarie disponibili per la vendita*	*3.302,9*	*3.000,8*	*302,1*	*+10,1%*
80	Derivati di copertura	6,8	51,0	-44,2	-86,7%
	Immobilizzazioni	**1.256,1**	**1.219,7**	**36,4**	**+3,0%**
100	Partecipazioni	476,1	442,9	33,2	+7,5%
120 e 130	Attività materiali ed immateriali	780,0	776,8	3,2	+0,4%
140	**Attività fiscali**	**273,9**	**251,7**	**22,2**	**+8,8%**
110 e 160	**Altre attività**	**365,3**	**405,3**	**-40,0**	**-9,9%**
Totale attivo		**23.812,9**	**22.099,4**	**1.713,5**	**+7,8%**

Codice voce dello schema di bilancio obbligatorio (2)	PASSIVO *(importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (1)	Variazione assoluta	Variazione %
	Passività finanziarie	**18.953,0**	**18.257,2**	**695,8**	**+3,8%**
	Passività finanziarie al costo ammortizzato	17.774,5	16.418,5	1.356,0	+8,3%
10	*- debiti verso banche*	*816,0*	*883,1*	*-67,1*	*-7,6%*
20	*- debiti verso clientela*	*11.389,5*	*10.376,4*	*1.013,1*	*+9,8%*
30	*- debiti rappresentati da titoli*	*5.569,0*	*5.159,0*	*410,0*	*+7,9%*
40	Passività finanziarie di negoziazione	50,7	35,5	15,2	+42,8%
50	Passività finanziarie valutate al fair value	1.098,8	1.786,3	-687,5	-38,5%
60	Derivati di copertura	29,0	16,9	12,1	+71,6%
di cui di 100	**Impegni all'acquisto di strumenti patrimoniali**	**165,3**	**181,3**	**-16,0**	**-8,8%**
80	**Passività fiscali**	**159,4**	**181,9**	**-22,5**	**-12,4%**
	Fondi a destinazione specifica	**447,9**	**446,0**	**1,9**	**+0,4%**
110	Trattamento di fine rapporto del personale	180,1	191,8	-11,7	-6,1%
120	Fondi per rischi e oneri e fondi di quiescenza	267,8	254,2	13,6	+5,4%
130	**Riserve tecniche**	**1.547,2**	**929,4**	**617,8**	**+66,5%**
90 e di cui di 100	**Altre passività**	**775,0**	**677,8**	**97,2**	**+14,3%**
210	**Patrimonio di terzi**	**144,0**	**99,8**	**44,2**	**+44,3%**
da 140 a 200 e 220	**Patrimonio netto**	**1.621,1**	**1.326,0**	**295,1**	**+22,3%**
	Totale passivo	**23.812,9**	**22.099,4**	**1.713,5**	**+7,8%**

(1) Il conto economico consolidato al 31 dicembre 2005 è stato predisposto a fini raffrontativi allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.

(2) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

2. La composizione del Gruppo

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.FI.L. S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A.	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Banca C.R. Firenze Romania S.A.	56,229%								56,229%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Tebe Tours S.p.A.	100,000%								100,000%
Ge.FI.L. S.p.A. (Gestione Fiscalità locale)					100,000%				100,000%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Soprarno SGR S.p.A.	50,000%								50,000%
Findomestic Banca S.p.A.	47,170%	2,830%							50,000%
Centro Factoring S.p.A.	41,767%	5,729%		0,033%	0,164%				47,693%
Centro Leasing Banca S.p.A.	33,920%	7,084%	0,561%	1,182%	0,790%				43,537%
Sviluppo Industriale S.p.A.		29,187%							29,187%
S.R.T. Società Riscossione Tributi S.p.A.					25,000%				25,000%
Spezia Risorse S.p.A.						20,000%			20,000%
Altre Società partecipate almeno al 20%									
Immobiliare Novoli S.p.A.	25,000%								25,000%
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.r.l.								42,723%	42,723%

Al 31 dicembre 2006 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A - Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio di Civitavecchia S.p.A - Banca con sede in Civitavecchia (Roma);
- Cassa di Risparmio di Orvieto S.p.A - Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A - Banca con sede in Pistoia;
- Cassa di Risparmio della Spezia S.p.A - Banca con sede in La Spezia;
- Banca C.R. Firenze Romania S.A - Banca con sede in Bucarest (Romania);
- CR Firenze Gestion Internationale S.A - Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Perseo Finance S.r.l - Società finanziaria con sede in Conegliano Veneto (TV);
- Infogroup S.p.A - Società strumentale con sede in Firenze;
- Citylife S.p.A - Società strumentale con sede in Firenze;
- Tebe Tours S.p.A - Società strumentale con sede in Mirandola (MO);
- GE.FI.L. S.p.A. Gestione Fiscalità Locale - Società finanziaria di riscossione tributi locali con sede in La Spezia.

Le principali variazioni intervenute nel 2006 nel perimetro "allargato" del Gruppo, ovvero comprese le partecipazioni di collegamento, sono le seguenti:

Mirafin S.p.A.
Mirafin S.p.A., società strumentale interamente controllata dalla Cassa di Risparmio di Mirandola S.p.A., è stata incorporata da quest'ultima con decorrenza 20 giugno 2006 ed effetti contabili e fiscali a partire dal 1° gennaio 2006.

Banca C.R. Firenze Romania S.A. (già Daewoo Bank Romania S.A.)
In data 9 marzo 2006 è stato firmato l'atto di trasferimento per l'acquisto da parte di Banca C.R. Firenze S.p.A. della quota di controllo (56,229%) di Daewoo Bank Romania S.A., con sede a Bucarest e 11 filiali. Contestualmente all'atto di trasferimento delle azioni è stato firmato un contratto che disciplina un'opzione put ed un'opzione call che consentiranno a Banca CR Firenze di poter raggiungere, in seguito, una partecipazione nella banca rumena almeno pari al 75%.
L'assemblea straordinaria tenutasi nella stessa data del closing ha approvato il nuovo statuto della banca con il cambio della denominazione in Banca C.R. Firenze Romania S.A., la cui appartenenza al Gruppo Banca CR Firenze è stata autorizzata dalla Banca d'Italia con lettera del 21 settembre 2006.

Centro Leasing Banca S.p.A.
Centro Leasing S.p.A. è stata autorizzata dalla Banca d'Italia all'esercizio dell'attività bancaria dal 1° luglio 2006 con la denominazione Centro Leasing Banca S.p.A.
A seguito dell'uscita dal capitale di Sanpaolo IMI S.p.A., avvenuta in concomitanza con la trasformazione in banca, si è avuta una ricomposizione nell'azionariato della società che ha fatto salire la percentuale detenuta dalla Capogruppo al 33,920%. Il Gruppo ha raggiunto un'interessenza nella società pari al 43,537%.

Cassa di Risparmio di Mirandola S.p.A.
In data 20 giugno 2006 è stato firmato l'atto di fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A. in Banca CR Firenze S.p.A., realizzata con decorrenza 1° luglio 2006 e con effetti contabili e fiscali a partire dal 1° gennaio 2006.
A seguito di tale operazione, deliberata rispettivamente dai Consigli di Amministrazione di Banca CR Firenze S.p.A. in data 19 dicembre 2005 e di Cassa Risparmio di Mirandola S.p.A. in data 19 gennaio 2006, la ex-controllata ha assunto lo status di "Divisione" di Banca CR Firenze, mantenendo adeguate prerogative gestionali alle quali contribuisce un Comitato Territoriale, appositamente costituito e composto dal Direttore Generale della Divisione e da precedenti Amministratori e Sindaci della banca incorporata, avente facoltà in materia di credito, di attività promozionale e di collegamento con il territorio di elezione.

Centro Riscossione Tributi - Cerit S.p.A.
In data 19 settembre 2006 è stata ceduta da Banca CR Firenze S.p.A. a Riscossione S.p.A. la partecipazione del 100% detenuta in Cerit S.p.A. Ciò è avvenuto come effetto della riorganizzazione del servizio nazionale della riscossione tributi disciplinata nel D.L. 203/2005, in base al quale l'attività di riscossione nazionale dei tributi è stata attribuita ex lege a Riscossione S.p.A., nuovo soggetto pubblico.

Il corrispettivo per detta cessione sarà costituito dal patrimonio netto al 31 agosto 2006 di Cerit S.p.A., eventualmente rettificato da una società di revisione appositamente incaricata dalle parti.
Detto corrispettivo, costituirà un credito infruttifero di Banca CR Firenze S.p.A. nei confronti di Riscossione S.p.A., che verrà regolato alla pari - entro maggio 2007 - in azioni Riscossione S.p.A. che Banca CR Firenze S.p.A. si è impegnata contrattualmente a sottoscrivere.

SRT S.p.A - GE.FI.L. S.p.A.
Sempre nell'ambito della riorganizzazione del servizio nazionale della riscossione tributi, in data 28 settembre 2006 Cassa di Risparmio della Spezia S.p.A. ha stipulato l'atto di cessione a Riscossione S.p.A. della quota di controllo (75%) di SRT S.p.A., previo scorporo (in data 6 settembre 2006) del ramo d'azienda relativo all'attività di gestione della fiscalità locale, al fine di mantenere il presidio nel mercato di La Spezia. Il corrispettivo della cessione - come nel caso di Cerit - verrà regolato alla pari, entro maggio 2007, in azioni Riscossione S.p.A.
La fiscalità locale è stata scorporata in favore della neocostituita GE.FI.L. S.p.A. ("Gestione Fiscalità Locale"), il cui capitale sociale è interamente detenuto da CR La Spezia. A GE.FI.L. S.p.A. è stata ricondotta anche la partecipazione del 20% in Spezia Risorse S.p.A., già detenuta da SRT.

Immobiliare Novoli S.p.A.
La società è stata creata dal Gruppo Fiat per la realizzazione del progetto di recupero e riqualificazione urbana dell'Area ex Fiat Auto di Firenze che si estende per 32 ettari di terreno sui quali sono stati costruiti, tra l'altro, il Palazzo di Giustizia ed alcune facoltà universitarie.
Il 24 luglio 2006 Fiat Partecipazioni S.p.A. ha ceduto tutta la propria partecipazione a causa del venire meno dell'interesse di Fiat per tutte le attività estranee al "core business"; le azioni sono state vendute agli altri soci, o a soggetti da questi indicati. Banca CR Firenze S.p.A. ha quindi acquistato n. 400.000 azioni (pari al 10% del capitale sociale), facendo salire la propria interessenza in Immobilare Novoli S.p.A. dal 15% al 25%.

Soprarno SGR S.p.A.
In data 3 agosto 2006, su iniziativa di Banca CR Firenze e di Ifigest S.p.A., è stata costituita (previa autorizzazione della Banca d'Italia) la società Soprarno SGR S.p.A., avente ad oggetto la prestazione dei servizi di gestione collettiva del risparmio sotto varie forme.
La società ha un capitale sociale di 2 milioni di euro, posseduto pariteticamente (50%) dai due soci, i quali esercitano sulla stessa, in base agli accordi siglati, il controllo congiunto; in proposito si precisa che nel mese di gennaio 2007, come riportato negli "Eventi successivi alla data di riferimento nel bilancio" descritti nella Parte A della nota integrativa consolidata, la società è stata autorizzata alla prestazione dei suddetti servizi di gestione e potrà pertanto iniziare la propria attività operativa.

RELAZIONE SULLA GESTIONE CONSOLIDATA

3. L'andamento reddituale

Premessa

Il bilancio consolidato al 31 dicembre 2006 rappresenta il secondo predisposto applicando i principi contabili internazionali IAS/IFRS; in proposito si ricorda che, a fini raffrontativi, i dati reddituali riferiti all'esercizio 2005 sono stati rideterminati allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A. delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.

I dati reddituali così determinati non sono stati assoggettati a revisione contabile.

Nel corso del 2006 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.

Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse	569,7	505,9	63,8	+12,6%
Margine d'interesse netto	573,1	509,2	63,9	+12,5%
Margine d'intermediazione lordo	1.004,1	933,1	71,0	+7,6%
Margine d'intermediazione netto	952,8	874,2	78,6	+9,0%
Risultato operativo netto	359,0	264,0	95,0	+36,0%
Utile dell'operatività corrente al lordo delle imposte	313,0	267,7	45,3	+16,9%
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Utile netto	**271,1**	**148,4**	**122,7**	**+82,7%**

L'utile netto conseguito nel 2006, pari a 271,1 milioni di euro, ha registrato un incremento di 122,7 milioni (+82,7%) in raffronto al precedente esercizio che è ben testimoniato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante (che di seguito vengono esaminati nel dettaglio) ed incorpora, in particolare, utili per operazioni non ricorrenti per 97,6 milioni di euro, al netto del relativo impatto fiscale.

Il margine d'interesse

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interessi netti clientela	594,0	515,1	78,9	+15,3%
Interessi attivi clientela	*716,0*	*612,0*	*104,0*	*+17,0%*
Interessi passivi clientela	*-122,0*	*-96,9*	*-25,1*	*+25,9%*
Interessi netti su titoli	-40,0	-11,1	-28,9	+260,4%
Interessi attivi su titoli	*109,0*	*99,6*	*9,4*	*+9,4%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-149,0*	*-110,7*	*-38,3*	*+34,6%*
Interessi netti banche	19,0	8,3	10,7	+128,9%
Interessi attivi banche	*54,0*	*24,3*	*29,7*	*+122,2%*
Interessi passivi banche	*-35,0*	*-16,0*	*-19,0*	*+118,8%*
Altri interessi netti	-3,3	-6,4	3,1	-48,4%
Margine d'interesse	**569,7**	**505,9**	**63,8**	**+12,6%**
Risultato dell'attività di copertura	3,4	3,3	0,1	+3,0%
Margine d'interesse netto	**573,1**	**509,2**	**63,9**	**+12,5%**

Il significativo incremento del margine d'interesse netto rispetto al 31 dicembre 2005 (+12,5%) è essenzialmente dovuto alla crescita degli interessi attivi da clientela (+17,0% rispetto al dato del 2005), che ha più che compensato il maggior costo della raccolta, sia di quella da clientela che di quella rappresentata dai titoli di debito emessi.
Le determinanti di queste variazioni in termini di volumi e rendimenti sono analizzate nel paragrafo che segue.

I rendimenti

(Dati aggregati delle Società bancarie del Gruppo)	31 dicembre 2006 Consistenze medie (in €/mil)	31 dicembre 2006 Tassi medi annualizzati (%)	31 dicembre 2005 pro-forma Consistenze medie (in €/mil)	31 dicembre 2005 pro-forma Tassi medi annualizzati (%)	Variazione Consistenze medie (%)	Variazione Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	*13.990*	*5,15%*	*12.959*	*4,74%*	*7,96%*	*0,41*
Portafoglio titoli	*2.474*	*3,00%*	*2.396*	*2,65%*	*3,26%*	*0,35*
Interbancario attivo	*1.964*	*3,22%*	*1.931*	*1,89%*	*1,71%*	*1,33*
Totale attività fruttifere	**18.428**	**4,66%**	**17.286**	**4,13%**	**6,61%**	**0,53**
Passività onerose						
Raccolta diretta	*15.812*	*1,72%*	*14.895*	*1,42%*	*6,16%*	*0,30*
Interbancario passivo	*1.667*	*2,86%*	*1.460*	*1,84%*	*14,18%*	*1,02*
Totale passività onerose	**17.479**	**1,83%**	**16.355**	**1,45%**	**6,87%**	**0,38**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 6,61% rispetto all'esercizio precedente, con una crescita che è stata determinata principalmente dall'incremento del 7,96% degli impieghi a clientela nel corso dell'esercizio.
Il passivo oneroso ha evidenziato un incremento del 6,87% in termini di saldi medi, favorito dalla crescita della raccolta diretta (+6,16%).
Lo spread medio complessivo è stato pari al 2,83%, in crescita rispetto al valore registrato nell'esercizio 2005 (2,68%).

Il margine d'intermediazione lordo

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Margine d'interesse netto	**573,1**	**509,2**	**63,9**	**+12,5%**
Commissioni e recuperi da clientela	284,6	296,6	-12,0	-4,0%
- Commissioni nette	*221,5*	*233,9*	*-12,4*	*-5,3%*
- Recuperi su depositi a risparmio e conti creditori	*63,1*	*62,7*	*0,4*	*+0,6%*
Risultato netto della gestione assicurativa	24,1	4,6	19,5	n.s.
Risultato delle attività e passività finanziarie	53,3	50,9	2,4	+4,7%
Dividendi e utili (perdite) delle partecipazioni	69,0	71,8	-2,8	-3,9%
Margine d'intermediazione lordo	**1.004,1**	**933,1**	**71,0**	**+7,6%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 71,0 milioni di euro (+7,6%), sostanzialmente legato alla crescita del margine d'interesse precedentemente descritta. Da segnalare anche la crescita del contributo fornito dal comparto assicurativo (+19,5 milioni di euro rispetto al precedente esercizio), che ha più che compensato la diminuzione delle "Commissioni e recuperi da clientela", il cui dettaglio è riportato nella tabella che segue.

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	91,5	93,9	-2,4	-2,6%
Monetica	25,5	24,5	1,0	+4,1%
Raccolta amministrata	10,1	10,6	-0,5	-4,7%
Credito	28,5	26,9	1,6	+5,9%
Incassi e pagamenti	18,3	19,9	-1,6	-8,0%
Risparmio gestito	54,3	65,2	-10,9	-16,7%
di cui: Bancassicurazione	*-3,0*	*11,0*	*-14,0*	*-127,3%*
Altre voci	56,4	55,6	0,8	+1,4%
Totale commissioni nette e recuperi	**284,6**	**296,6**	**-12,0**	**-4,0%**
Risultato netto della gestione assicurativa	24,1	4,6	19,5	n.s.
Totale commissioni, recuperi e gestione assicurativa	**308,7**	**301,2**	**7,5**	**+2,5%**

L'offerta di prodotti assicurativi del ramo III°, caratterizzati da una significativa componente assicurativa, ha determinato un rilevante incremento del "Risultato netto della gestione assicurativa" ed una contestuale flessione delle commissioni di "Bancassicurazione" (rilevate nella voce "Risparmio gestito"), in conseguenza del diverso trattamento contabile riservato ai suddetti prodotti assicurativi in base a quanto previsto dal principio contabile internazionale IFRS 4, che richiede la loro rilevazione tra i "Premi netti". Si precisa che la diminuzione registrata dalla voce "Risparmio gestito - Bancassicurazione" è imputabile alla rilevante crescita delle commissioni passive riconosciute dalla controllata Centrovita Assicurazioni S.p.A. a società consolidate nel Gruppo Banca CR Firenze secondo il metodo del patrimonio netto.
Considerando il totale delle voci sopra riportate, nel 2006 si è registrata una crescita dei ricavi commerciali pari a circa 7,5 milioni di euro (+2,5%).


Composizione dei ricavi per commissioni da clientela
19,8%
19,1%
6,4%
32,2%
10,0%
3,5%
9,0%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
Altre voci

Il margine d'intermediazione netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**1.004,1**	**933,1**	**71,0**	**+7,6%**
Rettifiche/riprese di valore nette per deterioramento di:	-51,3	-58,9	7,6	-12,9%
Crediti	*-47,9*	*-55,6*	*7,7*	*-13,8%*
Attività finanziarie disponibili per la vendita	*-1,4*	*-1,5*	*0,1*	*-6,7%*
Altre operazioni finanziarie	*-2,0*	*-1,8*	*-0,2*	*+11,1%*
Margine d'intermediazione netto	**952,8**	**874,2**	**78,6**	**+9,0%**

Il margine d'intermediazione netto trova un ulteriore fattore di crescita, rispetto a quanto descritto nei paragrafi precedenti, nella diminuzione del costo del rischio di credito registrato nel 2006 rispetto al precedente esercizio (pari a circa 7,7 milioni di euro), in conseguenza del buon livello della qualità dell'attivo legato a criteri di selettività nell'erogazione del credito e pur mantenendo politiche di accantonamento rigorose, che hanno anche determinato una crescita del grado di copertura complessivo dei crediti deteriorati.

Il risultato operativo netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**952,8**	**874,2**	**78,6**	**+9,0%**
Spese di funzionamento:	-593,8	-610,2	16,4	-2,7%
- Spese amministrative	*-601,3*	*-604,9*	*3,6*	*-0,6%*
- Spese per il personale	*-400,1*	*-390,9*	*-9,2*	*+2,4%*
- Spese correnti	*-148,8*	*-168,4*	*19,6*	*-11,6%*
- Imposte indirette e tasse	*-52,4*	*-45,6*	*-6,8*	*+14,9%*
Rettifiche di valore nette su attività materiali e immateriali	*-41,3*	*-50,8*	*9,5*	*-18,7%*
Altri proventi di gestione netti (recuperi spese)	*48,8*	*45,5*	*3,3*	*+7,3%*
Risultato operativo netto	**359,0**	**264,0**	**95,0**	**+36,0%**

Il risultato operativo netto risulta in crescita del 36,0% rispetto al 31 dicembre 2005. Tale andamento è stato determinato, oltre che dalla dinamica del margine d'intermediazione netto precedentemente descritta, dalle minori spese amministrative e rettifiche di valore nette su attività materiali e immateriali; più in dettaglio si è registrato:

- un lieve aumento del costo del personale (+2,4%), seppur in presenza di elevati incentivi all'esodo definiti dalla Capogruppo rispetto allo scorso esercizio, come già descritto nel bilancio della predetta;
- una significativa diminuzione delle spese correnti (-11,6%), dettagliate nella tabella che segue.

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	29,0	56,5	-27,5	-48,7%
Gestione immobili ed impianti	25,0	22,8	2,2	+9,6%
Spese generali	55,8	55,9	-0,1	-0,2%
Costi professionali ed assicurativi	27,0	22,2	4,8	+21,6%
Marketing e pubblicità	12,0	11,0	1,0	+9,1%
Totale spese correnti	**148,8**	**168,4**	**-19,6**	**-11,6%**

La riduzione delle spese correnti, particolarmente rilevante per quanto riguarda i costi delle tecnologie e outsourcing, deriva principalmente dalle diverse modalità di esposizione dei costi industriali rivolti a terzi della controllata società strumentale Infogroup S.p.A. sulla quale sono state accentrate, dopo l'incorporazione di Data Centro S.p.A. effettuata dalla Capogruppo nell'esercizio precedente, tutte le attività del Gruppo riferite ai servizi di IT; di conseguenza, le suddette componenti reddituali risultano attualmente ricomprese nella voce "Altri costi e ricavi dell'operatività corrente". Peraltro, si segnala che il proseguimento dell'efficientamento dei servizi IT ha consentito di far registrare a conto economico minori costi per 3,8 milioni di euro, in aggiunta ai minori costi per 0,5 milioni di euro conseguenti alla suddetta diversa modalità di esposizione dei costi industriali.


Spese correnti
60,0
50,0
40,0
30,0
20,0
10,0
0,0
2006
2005 pro-forma
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità

L'utile dell'operatività corrente al lordo delle imposte

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Risultato operativo netto	**359,0**	**264,0**	**95,0**	**+36,0%**
Accantonamenti netti ai fondi per rischi e oneri	-32,2	-17,4	-14,8	+85,1%
Altri costi e ricavi dell'operatività corrente	-13,8	21,1	-34,9	n.s.
Utile dell'operatività corrente al lordo delle imposte	**313,0**	**267,7**	**45,3**	**+16,9%**

In presenza di maggiori accantonamenti netti ai fondi per rischi ed oneri rilevati rispetto all'esercizio 2006, principalmente connessi agli elevati stanziamenti relativi ad oneri per il personale, nonché di una rilevante variazione negativa degli "Altri costi e ricavi dell'operatività corrente", prevalentemente legata alla diversa modalità di esposizione dei costi industriali della controllata Infogroup S.p.A. commentata in precedenza, l'utile dell'operatività corrente ha registrato un aumento di circa il 16,9%.

L'utile netto

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**313,0**	**267,7**	**45,3**	**+16,9%**
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Imposte sul reddito	-111,2	-93,4	-17,8	+19,1%
Utile di pertinenza di terzi	-31,5	-25,9	-5,6	+21,6%
Utile netto	**271,1**	**148,4**	**122,7**	**+82,7%**

Gli elevati utili realizzati su operazioni non ricorrenti, ampiamente commentati nel bilancio della Capogruppo, hanno determinato, dopo la rilevazione delle maggiori imposte e dei maggiori utili di pertinenza dei terzi derivanti dalla crescita dell'utile dell'operatività corrente al lordo delle imposte, un utile netto di 271,1 milioni di euro (+82,7% rispetto al precedente esercizio). Al netto del contributo delle operazioni non ricorrenti, l'utile netto sarebbe comunque cresciuto di 25,1 milioni di euro, pari al 16,9%.

Il ROE e gli altri ratios

Il ROE del Gruppo, calcolato rapportando l'utile dell'anno 2006 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2005 - 31 dicembre 2006 ed escludendo l'utile in formazione, risulta pari al 20,1% (12,6% al 31 dicembre 2005), ovvero al 12,8% senza tener conto degli utili da operazioni non ricorrenti descritti in precedenza; in proposito si precisa che nel suddetto periodo il patrimonio netto contabile è aumentato di circa 295,1 milioni di euro (+22,3%).
Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 31 dicembre 2005 si rilevano i seguenti significativi decrementi:

- del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo e pertanto non influenzato dagli utili da operazioni non ricorrenti, che passa dal 65,4% al 59,1%;
- dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passate dall'1,77% all'1,68% e dal 2,74% al 2,53%.


Utile netto e ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
250
200
150
100
50
dic-05 pro-forma
dic-06
Quota utile netto da operazioni non ricorrenti
Utile netto esclusa la quota da operazioni non ricorrenti
ROE
ROE al netto operazioni non ricorrenti


Patrimonio netto e ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
dic-05 pro-forma
dic-06
Patrimonio netto
ROE
ROE al netto operazioni non ricorrenti


Margine d'intermediazione lordo e cost/income
1100
1000
900
800
700
600
70%
65%
60%
55%
dic-05 pro-forma
dic-06
Margine d'intermediazione lordo
Cost/income

RELAZIONE SULLA GESTIONE CONSOLIDATA

4. Le grandezze patrimoniali e la struttura

I positivi risultati economici conseguiti dal Gruppo nell'esercizio 2006 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate; in proposito si precisa che, a fini raffrontativi, tali componenti riferite all'esercizio 2005 sono state rideterminate allo scopo di retrodatare al 1° gennaio 2005 gli effetti della cessione a Riscossione S.p.A. delle quote partecipative di controllo detenute dal Gruppo nelle società di riscossione tributi Cerit S.p.A. e SRT S.p.A. e dell'acquisizione della quota partecipativa di controllo in Banca C.R. Firenze Romania S.A., operazioni queste avvenute nel corso del 2006.
I dati patrimoniali e finanziari così determinati non sono stati assoggettati a revisione contabile.

Le attività gestite per conto della clientela

La raccolta

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Raccolta diretta	17.009,2	15.570,9	1.438,3	+9,2%
Raccolta indiretta	21.909,9	20.165,8	1.744,1	+8,6%
Raccolta totale	**38.919,1**	**35.736,7**	**3.182,4**	**+8,9%**

Rispetto al 31 dicembre 2005 la raccolta totale presenta una crescita (+8,9%), per effetto dell'incremento della raccolta sia diretta (+9,2%) che indiretta (+8,6%).

La raccolta diretta

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione	
			assoluta	%
Passività finanziarie al costo ammortizzato	16.958,5	15.535,4	1.423,1	+9,2%
- Raccolta a vista	*10.099,0*	*9.267,0*	*832,0*	*+9,0%*
- Obbligazioni (comprese subordinate)	*5.346,0*	*4.888,0*	*458,0*	*+9,4%*
- Pronti contro termine	*1.115,1*	*894,0*	*221,1*	*+24,7%*
- Altre passività al costo ammortizzato	*398,4*	*486,4*	*-88,0*	*-18,1%*
Passività finanziarie di negoziazione	50,7	35,5	15,2	+42,8%
Raccolta diretta	**17.009,2**	**15.570,9**	**1.438,3**	**+9,2%**

L'aggregato in esame evidenzia, nell'esercizio 2006, una crescita pari al 9,2% rispetto all'esercizio precedente, da ricondurre principalmente all'aumento della raccolta a vista, dei pronti contro termine e delle obbligazioni collocate sia sul mercato domestico che nell'ambito del programma Euro Medium Term Notes ("EMTN"), oggetto di rinnovo nei primi mesi dell'esercizio 2007.

La raccolta indiretta

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Raccolta amministrata	11.470,2	9.573,9	1.896,3	+19,8%
Raccolta gestita	10.439,7	10.591,9	-152,2	-1,4%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.602,4*	*3.039,6*	*-437,2*	*-14,4%*
Fondi	*5.105,7*	*4.780,7*	*325,0*	*+6,8%*
Assicurazioni	*2.669,3*	*2.737,5*	*-68,2*	*-2,5%*
Fondi di previdenza complementare	*62,3*	*34,1*	*28,2*	*82,7%*
Raccolta indiretta	**21.909,9**	**20.165,8**	**1.744,1**	**+8,6%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, cresce dell'8,6%, in seguito al rilevante incremento della raccolta amministrata (+19,8%), che compensa il lieve calo della raccolta gestita (-1,4%), a sua volta determinato dalla contrazione delle gestioni patrimoniali (-14,4%), pur in presenza di un aumento del comparto fondi (+6,8).

Le passività del comparto assicurativo

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	%
Passività finanziarie valutate al fair value	1.098,8	1.786,3	-687,5	-38,5%
Riserve tecniche	1.547,2	929,4	617,8	+66,5%
Totale passività del comparto assicurativo	**2.646,0**	**2.715,7**	**-69,7**	**-2,6%**

La variazione netta registrata dalle passività del comparto assicurativo (-2,6%) consegue all'applicazione della "fair value option" da parte della controllata Centrovita Assicurazioni S.p.A. ed è speculare alla diminuzione registrata dalle "Attività finanziarie valutate al fair value", evidenziata nel seguito della presente Relazione.

Gli impieghi a clientela

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Conti correnti	2.284,0	2.182,6	101,4	+4,6%
Mutui	7.345,0	6.211,1	1.133,9	+18,3%
Carte di credito e prestiti personali	210,4	210,6	-0,2	-0,1%
Finanziamenti per anticipi	1.780,8	1.611,0	169,8	+10,5%
Sovvenzioni non regolate in conto corrente	2.272,4	2.075,5	196,9	+9,5%
Crediti deteriorati	376,7	435,0	-58,3	-13,4%
Altri impieghi	358,6	542,1	-183,5	-33,8%
Impieghi a clientela	**14.627,9**	**13.267,9**	**1.360,0**	**+10,3%**

I crediti a clientela hanno raggiunto a fine 2006 14.627,9 milioni di euro, registrando una crescita del 10,2% da inizio anno, che è stata particolarmente sostenuta nel comparto mutui (+18,3%, pari a oltre 1 miliardo di euro); si segnala inoltre l'aumento delle "Sovvenzioni non regolate in conto corrente" (+9,5%), che al 31 dicembre 2006 includono finanziamenti a medio/lungo termine pari a circa 1.017,6 milioni di euro.
Escludendo le sofferenze, i suddetti crediti si attestano a 14.477,1 milioni di euro, +10,3% rispetto al 2005.

La qualità del portafoglio crediti

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Sofferenze lorde	314,9	313,0	1,9	+0,6%
Dubbi esiti	-164,1	-166,0	1,9	-1,1%
Sofferenze nette	**150,8**	**147,0**	**3,8**	**+2,6%**
Grado di copertura sofferenze	**52,1%**	**53,0%**		**-0,9%**
Incagli e ristrutturati lordi	196,7	244,0	-47,3	-19,4%
Dubbi esiti	-38,6	-38,0	-0,6	+1,6%
Incagli e ristrutturati netti	**158,1**	**206,0**	**-47,9**	**-23,3%**
Grado di copertura incagli e ristrutturati	**19,6%**	**15,6%**		**+4,0%**
Scaduti/sconfinati da oltre 180 giorni lordi	75,8	87,0	-11,2	-12,9%
Dubbi esiti	-8,0	-5,0	-3,0	+60,0%
Scaduti/sconfinati da oltre 180 giorni netti	**67,8**	**82,0**	**-14,2**	**-17,3%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**10,6%**	**5,7%**		**+4,9%**
Crediti deteriorati lordi	587,4	644,0	-56,6	-8,8%
Dubbi esiti	-210,7	-209,0	-1,7	+0,8%
Crediti deteriorati netti	**376,7**	**435,0**	**-58,3**	**-13,4%**
Grado di copertura crediti deteriorati	**35,9%**	**32,5%**		**+3,4%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative estese a tutte le banche del Gruppo. Conseguentemente, il grado di copertura sia delle sofferenze che degli altri crediti dubbi si mantiene su livelli che manifestano la prudenzialità della politica di valutazione del credito applicata.

Il grado complessivo di copertura dei crediti deteriorati è pari a 35,9%, superiore di 3,4 punti percentuali rispetto allo scorso esercizio anche per effetto dell'applicazione, nell'anno 2006, di una metodologia di valutazione dei crediti incagliati e ristrutturati e delle posizioni scadute/sconfinate da oltre 180 giorni coerente con i criteri fissati da Basilea 2.

L'attività sui mercati finanziari e l'operatività in azioni proprie

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.672,2	1.534,0	138,2	+9,0%
- passivo	-816,0	-883,1	67,1	-7,6%
Totale interbancario netto	**856,2**	**650,9**	**205,3**	**+31,5%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	546,2	640,6	-94,4	-14,7%
- valutate al fair value	1.531,3	1.563,4	-32,1	-2,1%
- disponibili per la vendita	3.302,9	3.000,8	302,1	+10,1%
Totale attività finanziarie in portafoglio negoziabili	**5.380,4**	**5.204,8**	**175,6**	**+3,4%**
Derivati				
- di copertura (valori nozionali)	2.301,5	2.528,0	-226,5	-9,0%
- di negoziazione (valori nozionali)	8.897,1	9.068,0	-170,9	-1,9%
Totale derivati	**11.198,6**	**11.596,0**	**-397,4**	**-3,4%**

La posizione netta sull'interbancario evidenzia un incremento del +31,5% rispetto all'esercizio 2005, al quale hanno contribuito l'aumento del capitale sociale a pagamento effettuato dalla Capogruppo e lo smobilizzo delle interessenze precedentemente detenute dalla stessa in Sanpaolo IMI e Fondiaria-SAI. Si segnala inoltre che la posizione sull'interbancario al 31 dicembre 2006 include crediti verso il Gruppo Findomestic per 739,5 milioni di euro e verso Centro Leasing Banca per 209,3 milioni di euro, mentre i saldi passivi comprendono 1,4 milioni di euro verso il Gruppo Findomestic.

Le attività finanziarie in portafoglio segnano un incremento di circa il 3,4%; in particolare, i titoli "disponibili per la vendita" sono cresciuti del 10,1% (pari a 302,1 milioni di euro).

I contratti derivati in essere a fine esercizio, stipulati sostanzialmente con finalità di negoziazione pareggiata, ammontano a oltre 11 miliardi di euro.

Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo) sono inserite nei portafogli della proprietà classificati come AFS.

La gestione dei portafogli obbligazionari AFS è stata caratterizzata nell'anno da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile e in BOT giunti a scadenza mediante acquisti di CCT, destinati anche a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine in scadenza della clientela. È stata quindi rafforzata la posizione in titoli emessi dal Tesoro italiano, segnatamente a tasso variabile. La gestione dei portafogli obbligazionari ha privilegiato, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio.

In ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, abbiamo anche acquisito quote marginali di fondi bilanciati e di fondi *hedge* in sostituzione di posizioni in fondi monetari di analoga entità.

Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come HFT; sono altresì inseriti nei portafogli classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con clientela.

La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading.
Al 31 dicembre 2006 non risultano, nei portafogli di negoziazione del Gruppo, titoli azionari Banca CR Firenze SpA.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso. Relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di swap a copertura di prestiti obbligazionari emessi, nonché a fronte di operazioni di deposito e finanziamento con clientela.

Le interessenze partecipative

La relativa voce di bilancio, che riflette le partecipazioni "rilevanti", vale a dire in società consolidate a patrimonio netto nelle quali il Gruppo esercita un'influenza notevole o sottoposte a controllo congiunto, al 31 dicembre 2006 ammonta a 476,1 milioni di euro.
La voce ha registrato un incremento netto di 33,2 milioni di euro rispetto al 31 dicembre 2005, dovuto alla variazione della valutazione delle partecipazioni alla quota di patrimonio netto a fine esercizio, quale conseguenza dell'accantonamento a riserve degli utili dell'esercizio 2005.
Si segnala che con il passaggio ai principi IAS/IFRS altri investimenti partecipativi del Gruppo sono ora inclusi tra le "Attività finanziarie disponibili per la vendita", che comprendono anche altri titoli di capitale.
Di seguito si riportano i dati e le informazioni riguardanti l'andamento economico-patrimoniale delle principali società partecipate nel corso dell'esercizio 2006; a tale riguardo si segnala che le informazioni ivi riportate sono redatte secondo i principi IAS/IFRS ad eccezione dei dati di bilancio di Centrovita Assicurazioni che, seppur consolidata sulla base dei valori "IAS compliant", applica i suddetti principi esclusivamente ai fini del bilancio del Gruppo in quanto predispone il proprio bilancio "ufficiale" secondo la normativa ISVAP.

<u>Società controllate</u>

CR Pistoia e Pescia S.p.A.				
VOCI	31 dicembre	31 dicembre	Variazione	
(Importi in milioni di euro)	2006	2005	assoluta	%
Margine d'interesse netto	**75,7**	**66,3**	**+9,4**	**+14,2%**
Commissioni nette	29,5	30,1	-0,6	-2,0%
Altri ricavi	12,1	15,9	-3,8	-23,9%
Margine d'intermediazione lordo	**117,3**	**112,2**	**+5,1**	**+4,5%**
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-0,9	-1,6	+0,7	-43,8%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-79,6	-81,1	+1,5	-1,8%
Saldo altri costi e ricavi	-1,6	0,7	-2,3	n.s.
Utile (perdita) dell'operatività corrente al lordo delle imposte	**35,1**	**30,3**	**+4,8**	**+15,8%**
Imposte	-13,6	-13,6	0,0	0,0%
Utile netto	**21,6**	**16,6**	**+5,0**	**+30,1%**
ROE	**9,1%**	**7,6%**	**1,5%**	
Impieghi verso clientela	2.011,2	1.823,8	+187,4	+10,3%
Raccolta diretta da clientela	1.993,9	1.894,0	+99,9	+5,3%
Raccolta indiretta da clientela	2.301,1	2.251,7	+49,4	+2,2%
Patrimonio netto	253,7	223,8	+29,9	+13,4%

L'esercizio 2006 si è chiuso con un utile netto di 21,6 milioni di euro, con una crescita del 30,1% rispetto all'esercizio 2005. Il margine d'intermediazione lordo cresce del 4,5% rispetto all'esercizio precedente, nonostante la leggera flessione delle commissioni nette e degli altri ricavi, grazie alla crescita del margine d'interesse (+14,2%).
L'utile dell'operatività corrente al lordo delle imposte registra un incremento del 15,8%, beneficiando anche di una diminuzione dei costi operativi.
Di notevole rilievo risultano i miglioramenti del cost/income ratio, che passa dal 70,6% dello scorso anno al 63,3% attuale, nonché del ROE, che si attesta al 9,1% contro il 7,6% dell'esercizio precedente.
Gli impieghi chiudono a 2.011,2 milioni di euro, con una crescita del 10,3% sul 2005. La raccolta diretta si attesta a 1.993,9 milioni di euro, con una variazione positiva del 5,3%; la raccolta indiretta sale del 2,2% e la performance della amministrata (+11,1%) compensa il lieve calo della gestita (-3,4%).

CR La Spezia S.p.A.

VOCI *(Importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**57,3**	**46,5**	**+10,8**	**+23,2%**
Commissioni nette	23,0	23,3	-0,3	-1,3%
Altri ricavi	7,5	6,9	+0,6	+8,7%
Margine d'intermediazione lordo	**87,8**	**76,7**	**+11,1**	**+14,5%**
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-0,5	-2,7	+2,2	-81,5%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-58,7	-56,5	-2,2	+3,8%
Saldo altri costi e ricavi	-0,8	1,6	-2,4	n.s.
Utile (perdita) dell'operatività corrente al lordo delle imposte	**27,8**	**19,1**	**+8,7**	**+45,8%**
Imposte	-12,8	-8,8	-4,0	+45,5%
Utile netto	**15,0**	**10,3**	**+4,7**	**+46,0%**
ROE	**8,6%**	**6,2%**	**2,4%**	
Impieghi verso clientela	1.187,7	1.076,4	+111,3	+10,3%
Raccolta diretta da clientela	1.584,4	1.566,9	+17,5	+1,1%
Raccolta indiretta da clientela	1.633,3	1.564,9	+68,4	+4,4%
Patrimonio netto	191,7	185,7	+6,0	+3,2%

L'esercizio 2006 si è chiuso con un utile netto di 15,0 milioni di euro, con una crescita del 46,0% rispetto all'esercizio 2005. Il margine d'interesse netto, pari a 57, 3 milioni di euro, presenta un incremento del 23,2% rispetto all'esercizio 2005 e unitamente alle altre componenti di ricavo ha portato il margine di intermediazione lordo a 87,8 milioni di euro, in crescita del 14,5% su dicembre 2005. Particolarmente positivo, rispetto all'esercizio precedente, è risultato lo sbilancio tra le rettifiche e le riprese di valore su crediti, che si decrementano di 2,2 milioni di euro.
Le spese di funzionamento evidenziano una leggera crescita rispetto all'esercizio precedente: le spese del personale (+1,9% rispetto al 2005) sono aumentate a seguito degli aumenti contrattuali e della crescita degli organici complessivi, mentre le altre spese amministrative (+4,8% rispetto all'esercizio precedente) scontano la contabilizzazione degli oneri informatici relativi al trasferimento di 10 filiali dalla Capogruppo. Calano gli ammortamenti a seguito della revisione della vita residua degli immobili.
Il complesso degli accantonamenti per rischi ed oneri evidenzia una crescita rispetto all'esercizio precedente (+1,4%), dovuta principalmente ad accantonamenti per cause passive.
L'utile lordo dell'attività corrente raggiunge quindi i 27,8 milioni di euro (+45,8% sul 2005) e l'utile netto si posiziona a 15,0 milioni di euro, con una crescita del 46,0% rispetto al dicembre 2005.
A conferma dei positivi risultati raggiunti sotto il profilo reddituale, si registra la crescita della raccolta diretta e indiretta rispettivamente del 4,4% e dell'1,1%, nonchè la forte crescita degli impieghi a clientela (+10,3% rispetto al 2005), che a fine esercizio raggiungono i 1.187,7 milioni di euro.

CR Orvieto S.p.A.				
VOCI *(Importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**25,2**	**19,9**	**+5,3**	**+26,6%**
Commissioni nette	6,4	6,0	+0,4	+6,7%
Altri ricavi	2,5	3,0	-0,5	-16,7%
Margine d'intermediazione lordo	**34,1**	**28,9**	**+5,2**	**+18,0%**
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-2,3	-1,9	-0,4	+21,1%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-22,0	-21,0	-1,0	+4,8%
Saldo altri costi e ricavi	-0,5	-0,5	0,0	0,0%
Utile (perdita) dell'operatività corrente al lordo delle imposte	**9,3**	**5,5**	**+3,8**	**+69,1%**
Imposte	-4,1	-3,0	-1,1	+36,7%
Utile netto	**5,2**	**2,5**	**+2,7**	**+108,0%**
ROE	**12,0%**	**5,9%**	**+6,1%**	
Impieghi verso clientela	524,3	450,8	+73,5	+16,3%
Raccolta diretta da clientela	559,5	491,5	+68,0	+13,8%
Raccolta indiretta da clientela	268,0	269,3	-1,3	-0,5%
Patrimonio netto	47,4	44,4	+3,0	+6,8%

L'esercizio 2006 si è chiuso con un utile netto di 5,2 milioni di euro (contro 2,5 milioni di euro del 2005), con un incremento del 108,0% ed una crescita del ROE di 6,1 punti percentuali.
Il margine d'interesse netto, pari a 25,2 milioni di euro, mostra un incremento del 26,6% dovuto principalmente all'aumento degli interessi attivi da clientela (+32,4%), conseguenti allo sviluppo degli impieghi economici che prosegue ormai costante da diversi anni.
Il margine d'intermediazione lordo risulta incrementato, rispetto all'esercizio precedente, di 5,2 milioni di euro (+18,0%).
L'aumento delle spese di funzionamento (+3,1%) è dovuto principalmente all'apertura di nuovi sportelli, che ha comportato maggiori oneri per il personale e maggiori ammortamenti.
L'utile dell'operatività corrente al lordo delle imposte si attesta quindi a 9,3 milioni di euro, con un incremento del 69,1% rispetto al 2005.
Nel 2006 la raccolta complessiva da clientela della banca ha fatto registrare un incremento dell'8,8% rispetto all'esercizio precedente. In particolare, la raccolta diretta ha superato la soglia dei 500 milioni di euro attestandosi a 559,5 milioni di euro, con un incremento del 13,8%, mentre si mantiene pressoché invariata la raccolta indiretta.
Continua la forte crescita degli impieghi (+16,3% rispetto all'esercizio precedente), soprattutto nel comparto mutui.

CR Civitavecchia S.p.A.				
VOCI	31 dicembre	31 dicembre	Variazione	
(Importi in milioni di euro)	2006	2005	assoluta	%
Margine d'interesse netto	**30,1**	**28,1**	**+2,0**	**+7,1%**
Commissioni nette	7,7	7,5	+0,2	+2,7%
Altri ricavi	3,4	3,6	-0,2	-5,6%
Margine d'intermediazione lordo	**41,2**	**39,1**	**+2,1**	**+5,4%**
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-2,5	-6,3	+3,8	-60,3%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-25,6	-24,0	-1,6	+6,7%
Saldo altri costi e ricavi	0,1	-0,1	+0,2	n.s.
Utile (perdita) dell'operatività corrente al lordo delle imposte	**13,8**	**9,1**	**+4,7**	**+51,6%**
Imposte	-6,1	-4,2	-1,9	+45,2%
Utile netto	**7,2**	**4,7**	**+2,5**	**+53,2%**
ROE	**10,1%**	**6,4%**	**+3,7%**	
Impieghi verso clientela	616,8	529,9	+86,9	+16,4%
Raccolta diretta da clientela	680,5	640,3	+40,2	+6,3%
Raccolta indiretta da clientela	370,6	342,9	+27,7	+8,1%
Patrimonio netto	76,8	75,4	+1,4	+1,9%

L'esercizio 2006 si chiude con un utile netto di 7,2 milioni di euro, +53,2% rispetto al 2005, con una crescita del margine d'interesse netto del 7,1%.
L'incremento delle commissioni nette compensa la lieve diminuzione degli altri ricavi da servizi e fa si che il margine d'intermediazione lordo cresca del 5,4% (+2,1 milioni di euro rispetto al 2005), attestandosi a 41,2 milioni di euro.
In seguito ai positivi andamenti reddituali sopra descritti, e a una significativa contrazione delle rettifiche nette su crediti (-60,3%) l'utile dell'operatività corrente al lordo delle imposte ha registrato un incremento del 51,6%.
Positivo l'andamento della raccolta totale da clientela, che presenta una crescita complessiva del 6,9%, dovuta in particolare ad un incremento della raccolta indiretta (+8,1%), che cresce nei comparti sia gestito che amministrato.
Al 31 dicembre 2006 i crediti verso clientela ammontano a 616,8 milioni di euro, registrando un significativo incremento (+16,4%), da imputare quasi interamente alla crescita dei comparti "Conti correnti", "Mutui" e "Sovvenzioni e altri finanziamenti".

Banca C.R. Firenze Romania S.A.				
VOCI *(Importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	 %
Margine d'interesse netto	**2,8**	**2,1**	**+0,7**	**+33,3%**
Commissioni nette	1,4	0,9	+0,5	+55,6%
Altri ricavi	0,8	0,4	+0,4	+100,0%
Margine d'intermediazione lordo	**5,1**	**3,4**	**+1,7**	**+50,0%**
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-0,6	-0,4	-0,2	+50,0%
Costi operativi (spese di funzionamento e accantonamenti ai fondi rischi e oneri)	-5,0	-3,3	-1,7	+51,5%
Saldo altri costi e ricavi	0,0	-0,1	+0,1	-100,0%
Utile (perdita) dell'operatività corrente al lordo delle imposte	**-0,5**	**-0,4**	**-0,1**	**+25,0%**
Imposte	-0,1	0,0	-0,1	n.s.
Utile (perdita) netto	**-0,6**	**-0,4**	**-0,2**	**+50,0%**
ROE	**n.d.**	**n.d.**	**n.d.**	
Impieghi verso clientela	44,9	26,2	+18,7	+71,4%
Raccolta diretta da clientela	39,3	31,8	+7,5	+23,6%
Patrimonio netto	15,6	14,6	+1,0	+6,8%

Al 31 dicembre 2006 la banca rumena presenta una perdita netta di 0,6 milioni di euro, su cui hanno principalmente inciso le spese sostenute per l'apertura di nuove filiali sul territorio nazionale, l'assunzione del personale impiegato nelle filiali di nuova apertura e l'adeguamento agli standard operativi di Gruppo.

Da segnalare l'aumento delle commissioni nette e degli altri ricavi da servizi, rispettivamente +55,6% e +100,0% rispetto al 2005, direttamente riconducibile alla crescita della raccolta diretta da clientela, che presenta una incremento pari a 7,5 milioni di euro (+23%).

Ottimo infine anche l'aumento degli impieghi a clientela (+18,7 milioni di euro, +71,4% rispetto al 2005).

Centrovita Assicurazioni S.p.A.				
VOCI *(Importi in milioni di euro calcolati secondo la normativa ISVAP)*	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
RAMO DANNI				
Premi di competenza	21,3	16,5	+4,8	+29,1%
Oneri relativi ai sinistri	-1,8	-1,4	-0,4	+28,6%
Ristorni, partecipazioni agli utili e altre voci	-1,9	-0,7	-1,2	+171,4%
Spese di gestione	-12,9	-8,8	-4,1	+46,6%
Risultato ramo danni	**4,7**	**5,6**	**-0,9**	**-16,1%**
RAMO VITA				
Premi di competenza	631,2	551,5	+79,7	+14,5%
Proventi da investimenti	43,7	39,5	+4,2	+10,6%
Altri proventi netti	72,7	115,8	-43,1	-37,2%
Oneri relativi ai sinistri	-739,3	-463,5	-275,8	+59,5%
Variazione delle riserve matematiche	69,2	-177,8	+247,0	-138,9%
Spese di gestione	-46,8	-39,1	-7,7	+19,7%
Altre voci	-14,0	-12,6	-1,4	+11,1%
Risultato ramo vita	**16,7**	**13,8**	**2,9**	**+21,0%**
Risultato ramo danni + ramo vita	**21,4**	**19,4**	**2,0**	**+10,3%**
Altri costi e ricavi diversi	0,2	1,1	-0,9	-81,8%
Imposte sul reddito	-8,4	-8,0	-0,4	+5,0%
Utile netto	**13,2**	**12,5**	**0,7**	**+5,6%**
ROE	**23,4%**	**24,5%**	**-1,1%**	

Il 2006 si è chiuso con un utile netto pari a 13,2 milioni di euro, con un incremento del 5,6% rispetto al 2005.
L'ammontare complessivo dei premi contabilizzati nell'esercizio è stato di 652,5 milioni di euro, con un incremento del 14,9% rispetto al 2005.
Nel corso dell'esercizio, la raccolta nel segmento "Risparmio" è stata di 605,1 milioni di euro, con un incremento del 13,1% e si è orientata in particolare verso i contratti "Linked", che rappresentano il 79,4% del totale, lasciando alle polizze tradizionali solo il 20,6%. La raccolta nei settori "Protezione" e "Previdenza" è stata di 48,0 milioni di euro, con un incremento del 37,5%.
Nel segmento "Risparmio" i premi ricorrenti, comprese le prime annualità, ammontano a 82,1 milioni di euro, rispetto ai 65,9 milioni di euro del 2005, con un incremento del 24,6%.
Gli investimenti finanziari, nonostante il forte incremento della raccolta, sono passati da 2.741,8 milioni di euro a 2.697,0 milioni di euro, con una lieve diminuzione (-1,6%) a seguito delle rilevanti scadenze del portafoglio *index linked* e delle uscite per riscatti.
Ai fini del bilancio consolidato i dati sopra indicati sono stati rideterminati applicando i principi IAS/IFRS, come richiesto dalla normativa della Banca d'Italia, comportando un incremento dell'utile netto per l'anno 2006 da 13,2 milioni di euro a 15,8 milioni di euro e per l'anno 2005 da 12,5 milioni di euro a 13,9 milioni di euro.

Infogroup S.p.A.				
VOCI *(importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	%
Fatturato netto	81,1	55,1	+26,0	+47,2%
Costi di gestione	75,8	50,1	+25,7	+51,2%
Margine operativo netto	**5,3**	**5,0**	**+0,3**	**+6,0%**
Oneri e proventi finanziari	0,0	-0,1	+0,1	-100,0%
Saldo altri costi e ricavi	0,1	0,0	+0,1	n.s.
Risultato corrente	**5,4**	**5,0**	**+0,4**	**+8,0%**
Imposte	-2,8	-2,7	-0,1	+3,7%
Risultato netto	**2,6**	**2,3**	**+0,3**	**+13,0%**
ROE	**32,2%**	**32,8%**	**-0,6**	
Patrimonio netto	9,9	8,7	+1,2	+13,8%
Debiti finanziari	2,0	0,0	+2,0	n.s.
Totale capitale	11,9	8,7	+3,2	+36,8%
Debiti finanziari/ Patrimonio netto in %	19,9%	0,1%	+19,8	n.s.
Mezzi di terzi/ PN degli azionisti in %	418,4%	311,7%	+106,7	+34,2%
Disponibilità e titoli negoziabili	1,2	0,6	+0,6	+100,0%

La società opera nella fornitura di servizi informatici nel settore bancario ed assicurativo, nelle soluzioni relative ai sistemi banca-assicurazione, ai sistemi relativi all'utilizzo di carte di credito, di debito e privative, nello sviluppo di prodotti di banca virtuale e per l'erogazione di servizi bancari in un'ottica multicanale, nello sviluppo di prodotti e nell'erogazione di servizi per l'e-commerce, nella fornitura di servizi di monetica e telematica ad istituzioni finanziarie ed a gruppi della grande distribuzione e petroliferi, nello sviluppo di prodotti e nell'erogazione di servizi per la formazione bancaria a distanza e mediante l'utilizzo delle tecnologie internet.
Nel 2006 il margine operativo netto è cresciuto del 6,0%, attestandosi a 5,3 mln di euro, rimangono sostanzialmente in linea con il 2005 gli oneri e proventi finanziari nonché la differenza fra gli altri costi e ricavi della gestione, mentre il risultato corrente cresce dell'8,0%.
L'esercizio 2006 chiude pertanto con un risultato netto pari a 2,6 milioni di euro, in crescita del 13,0% rispetto al 2005.

CR Firenze Gestion Internationale S.A.
L'utile netto pari a 18,9 milioni di euro cresce di circa il 20% rispetto al 2005; tale risultato è stato raggiunto grazie ad una efficiente gestione dei costi operativi (-56,8% rispetto al budget), all'ottimo risultato sul margine di interesse (+180,7% rispetto al budget) ed al margine di intermediazione, sensibilmente aumentato per la "riqualificata" distribuzione degli *assets*, oggi sempre più diversificati secondo i diversi profili di rischio-rendimento dei sottoscrittori.
CR Firenze Gestion Internationale S.A. ha chiuso l'anno 2006 con fondi che hanno raggiunto un patrimonio pari a 6.788 milioni di euro ed una raccolta positiva di 73,9 milioni di euro; tale risultato risulta particolarmente interessante soprattutto considerando che il Sistema Italiano dei Fondi d'Investimento ha subito una contrazione di 16,7 miliardi euro.
Tra le prime 20 SGR operanti in Italia, nel 2006 CR Firenze Gestion Internationale è stata una delle 6 società con raccolta netta positiva (di cui solo 2 di matrice bancaria).

Immobiliare Nuova Sede S.r.l.
La società di cui Banca CR Firenze S.p.A. è socio unico, ha proseguito il programma dei lavori di costruzione della nuova sede della Capogruppo nella zona di Novoli, a Firenze Nord, iniziati nel 2005.
Nel 2006 è stata completata la copertura di tre dei sei edifici che costituiranno il complesso direzionale, che avrà una superficie complessiva lorda di pavimento fuori terra di mq. 28.600, oltre a due piani interrati destinati ad archivi e locali tecnologici, nonché a parcheggi di cui mq. 10.000 ad uso privato e mq. 8.000 destinati ad uso pubblico.

La società ha chiuso il bilancio 2006 con una perdita di 0,4 milioni di euro, appena inferiore a quella del 2005.
Come nei precedenti esercizi, il risultato economico negativo è generato dai costi operativi necessari al funzionamento della società fino al completamento dei lavori il cui termine, inizialmente previsto per il 2007, è stato ripianificato al 2008 a causa del presentarsi di alcune difficoltà di ordine tecnico.
La società ha conseguito ricavi, contabilizzati alla voce "altri ricavi e proventi", derivanti principalmente dalla concessione di spazi dell'insediamento per l'utilizzo a fini pubblicitari.

Citylife S.p.A.
La società, dopo alcuni esercizi con risultati negativi, ha chiuso il bilancio 2006 con un utile netto di 0,1 milioni di euro.
Nell'anno 2006 le principali azioni intraprese sono state le seguenti:

- completamento della riorganizzazione dell'area tecnico-informatica ed ultimazione dell'esternalizzazione delle attività Infogroup;
- revisione del portafoglio clienti e prodotti/servizi con conseguente riduzione della clientela medio-piccola e concentrazione sui prodotti/servizi orientati alla gestione dei contenuti e del turismo/tempo libero;
- consolidamento del rapporto e delle forniture al Gruppo per i portali LIBERAMENTE - IOIMPRESA;
- gestione e sviluppo dei portali di proprietà di Citylife per il turismo, per il tempo e per il tempo libero. (www.firenze.net - www.GoTuscany.it - www.viaggipiramide.it);
- mantenimento della posizione di supremazia sul territorio del portale www.firenze.net con la conferma, nonostante la presenza di altri portali concorrenti, di circa 1.100.000 visitatori all'anno, con pagine viste pari a 10.800.000 all'anno.

Società sottoposte a controllo congiunto (*joint ventures*)

Findomestic Gruppo

VOCI *(Importi in milioni di euro)*	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Margine d'interesse netto	**528,5**	**511,3**	**+17,2**	**+3,4%**
Commissioni nette	46,4	19,6	+26,8	+136,7%
Altri ricavi	3,2	-0,2	+3,4	n.s.
Margine d'intermediazione lordo	**578,1**	**530,7**	**+47,4**	**+8,9%**
Rettifiche/riprese di valore nette di crediti e altre attività finanziarie	-103,6	-92,1	-11,5	+12,5%
Costi operativi (spese di funzionamento e accantonamento ai fondi rischi e oneri)	-279,0	-251,1	-27,9	+11,1%
Saldo altri costi e ricavi	0,8	-0,8	+1,6	n.s.
Utile (perdita) dell'attività corrente al lordo delle imposte	**196,3**	**186,7**	**+9,6**	**+5,1%**
Imposte	-89,6	-80,4	-9,2	+11,4%
Utile di pertinenza di terzi	-0,7	-0,2	-0,5	+250,0%
Utile netto	**106,0**	**106,1**	**-0,1**	**-0,1%**
ROE	**17,3%**	**19,8%**	**-2,5%**	
Impieghi verso clientela	9.614,7	8.302,9	+1.311,8	+15,8%
Raccolta diretta da clientela	2.482,7	2.102,0	+380,7	+18,1%
Patrimonio netto	737,1	676,2	+60,9	+9,0%

Il Gruppo Findomestic è consolidato con il metodo del patrimonio netto.
Il risultato consolidato dell'esercizio 2006 evidenzia un utile netto pari a 106,0 milioni di euro, sostanzialmente in linea con l'esercizio precedente.
Il margine d'intermediazione lordo ammonta a 578,1 milioni di euro, pari a +8,9% rispetto al 2005; tale aumento risulta dalla crescita dell'attività durante il 2006, che è ben rappresentata dall'incremento registrato dagli impieghi (+15,8%).
Le rettifiche di valore per deterioramento di crediti sono pari a 103,6 milioni di euro, con un incremento del 12,5% rispetto al 2005, determinato dalla crescita degli impieghi sopra menzionata.
I costi operativi al 31 dicembre 2005 ammontano a 279,0 milioni di euro, in crescita dell'11,1% sul 2005; conseguentemente il cost/income, definito come rapporto tra costi operativi e margine d'intermediazione, si attesta al 48,3%, con un lieve peggioramento rispetto all'esercizio precedente (47,1%).

Soprarno SGR S.p.A.
Come riportato in precedenza nella presente Relazione, la società è stata costituita nell'anno 2006 e non risulta attualmente operativa.

Società Collegate

Centro Leasing Banca S.p.A.
La società, al cui capitale il Gruppo partecipa per il 43,537%, effettua finanziamenti alle imprese sotto forma di contratti di leasing.
La società ha chiuso l'esercizio 2006 con un utile di 7,4 milioni di euro, in lieve diminuzione rispetto al 2005 (-1,2 milioni di euro); tale diminuzione è principalmente influenzata dallo scorporo di alcune attività della società alla controllata Centro Leasing Rete, avvenuto in data 1° luglio 2006 che ha comportato una diminuzione di tutti i margini reddituali.
Da segnalare la diminuzione delle spese amministrative, -17% rispetto al 2005, dovuta ad un'attenta politica di contenimento dei costi di gestione.
Gli impieghi a clientela gestiti da Centro Leasing Banca sono cresciuti del 18%, portandosi a quota 3.134 milioni di euro.

Centro Factoring S.p.A.
Nel 2006 Centro Factoring ha proseguito la strategia di sviluppo tramite un'incisiva azione finalizzata da un lato a fidelizzare e sviluppare ulteriormente il rapporto con i clienti già acquisiti e dall'altro ad incrementare il numero di nuovi clienti con l'offerta di nuovi prodotti.
Nel 2006 il turnover intermediato dall'azienda, pari a 3.200 milioni di euro con un incremento dell'8,7% rispetto al 2005, ha riguardato principalmente operazioni "domestic".
Al 31 dicembre 2006 la società rileva un utile netto di 5,5 milioni di euro, in diminuzione rispetto al 2005 (-17%) principalmente per effetto di una riduzione delle commissioni nette (-2,0%), un aumento delle spese amministrative (+5%) ed un incremento degli accantonamenti ai fondi per rischi ed oneri, dovuto a passività potenziali per cause legali ed a gli oneri stimati per il rinnovo del CCNL del personale dipendente.
I crediti derivanti da operazioni di factoring al 31 dicembre 2006 ammontano a 980 milioni di euro, con un incremento del 20% rispetto al 2005; a fronte di tali crediti la società ha effettuato anticipazioni ai cedenti nei rapporti di factoring pro solvendo e pro soluto mitigato per 555 milioni di euro, mentre i crediti verso debitori ceduti in prosoluto ammontano a 424 milioni di euro.

I conti di capitale

Il patrimonio netto

(importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005 pro-forma	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	928,6	705,7	222,9	+31,6%
Riserve da valutazione (adeguamento al fair value)	-12,0	148,3	-160,3	n.s.
Altre riserve	433,4	323,6	109,8	+33,9%
Utile netto	271,1	148,4	122,5	+82,5%
Patrimonio netto	**1.621,1**	**1.326,0**	**295,1**	**+22,3%**

Il patrimonio netto del Gruppo cresce di circa 295,1 milioni di euro (+22,3%) rispetto al 31 dicembre 2005, per effetto dell'aumento di capitale sociale a pagamento effettuato dalla Capogruppo per complessivi 150 milioni di euro, dell'accantonamento a riserve di parte degli utili 2005 e del maggiore utile di periodo; tali variazioni positive hanno più che compensato la diminuzione registrata dalle riserve da valutazione principalmente per effetto delle operazioni "non ricorrenti" descritte nel capitolo "L'andamento reddituale" e degli aumenti gratuiti di capitale sociale, effettuati da tutte le banche del Gruppo utilizzando interamente le riserve di rivalutazione degli immobili.

Il patrimonio di vigilanza e i coefficienti di solvibilità

(Importi in milioni di euro)	31 dicembre 2006	31 dicembre 2005	Variazione assoluta	Variazione %
Patrimonio di base (tier 1)	1.397,7	965,4	432,3	+44,8%
Patrimonio supplementare (tier 2)	949,9	965,4	-15,5	-1,6%
Elementi da dedurre	-282,3	-251,2	-31,1	+12,4%
Patrimonio di vigilanza	**2.065,3**	**1.679,6**	**385,7**	**+23,0%**
Rischi di credito	1.747,6	1.509,0	238,6	+15,8%
Rischi di mercato	42,3	76,0	-33,7	-44,3%
Altri requisiti prudenziali	8,9	14,9	-6,0	-40,3%
Totale requisiti prudenziali	**1.798,8**	**1.599,9**	**198,9**	**+12,4%**
Attività di rischio ponderate	22.485,1	19.991,0	2.494,1	+12,5%
Patrimonio di base/Attività di rischio ponderate (tier 1 capital ratio)	6,22%	4,83%		+1,39%
Patrimonio di vigilanza/Attività di rischio ponderate (total capital ratio)	9,34%	8,55%		+0,79%
Coefficiente di solvibilità	9,45%	8,90%		+0,55%

L'incremento del patrimonio di vigilanza consolidato è prevalentemente dovuto alla crescita del patrimonio di base, prodotto dagli aumenti del capitale della Capogruppo effettuati a titolo gratuito ed a pagamento per circa 222 milioni di euro, del patrimonio di terzi per circa 30 milioni di euro (prevalentemente dovuto alla capitalizzazione degli utili 2005), delle riserve di pertinenza della Capogruppo per 121 milioni di euro e dell'utile consolidato patrimonializzato per circa 70 milioni di euro; si segnalano inoltre i minori filtri prudenziali conseguenti all'ammortamento di 1/5 degli elementi patrimoniali oggetto di impegni di acquisto a termine computabili nel patrimonio di base (put option esistenti sulle quote di minoranza di alcune società controllate, come descritto nella Relazione sulla Gestione della Capogruppo).
Per quanto riguarda i requisiti prudenziali, la crescita dei rischi di credito (+15,8%) è da porre in relazione all'espansione degli impieghi del Gruppo; al riguardo si ricorda che le attività di rischio ponderate consolidate includono anche i valori del Gruppo Findomestic, in conformità con quanto disposto dalla vigente normativa prudenziale, che richiede l'inclusione in tali rischi degli importi riferiti alle *joint ventures*.
Nonostante la crescita delle attività di rischio, tutti i ratios registrano un miglioramento, sostanzialmente derivante dalle variazioni che hanno interessato il patrimonio di base, commentate in precedenza.

Prospetto di raccordo tra il patrimonio netto e l'utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato

(Importi in milioni di euro)	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio	31 dicembre 2005 Patrimonio Netto	31 dicembre 2005 Utile d'esercizio
Capitale	827			648
Sovrapprezzi di emissione	101		58	
Riserve	310		265	
Riserve da valutazione	-12		110	
Avviamento	-88			-11
Utile d'esercizio		240		112
Totale Banca CR Firenze S.p.A.	**1.138**	**240**	**1.070**	**112**
Riserve di rivalutazione di pertinenza del Gruppo	0		38	
Altre riserve di pertinenza del Gruppo	6		24	
Riserva di consolidamento	-31		-75	
Rilevazione del patrimonio di pertinenza di terzi	139		91	
Differenze positive di consolidamento	-216		-266	
Risultati netti delle società consolidate con il metodo integrale	86			73
Attribuzione degli utili netti di pertinenza di terzi	-30			-23
Eliminazione dei dividendi infragruppo		-43		-33
Interessi passivi su passività di negoziazione consolidate (put option)		-4		-6
Eliminazione rettifiche di valore su partecipazioni consolidate con il metodo integrale		0		2
Eliminazione plusvaslenze da cessione su attività finanziarie ed attività materiali infragruppo		0		-5
Totale società consolidate con il metodo integrale	**-102**	**9**	**-188**	**8**
Riserva di consolidamento	148		109	
Rilevazione del patrimonio di pertinenza di terzi	5		5	
Differenze positive di patrimonio netto	-14		-14	
Risultati netti delle società valutate con il metodo del patrimonio netto		57		61
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-34		-30
Attribuzione degli utili netti di pertinenza di terzi		-1		-2
Totale società consolidate con il metodo del patrimonio netto	**139**	**22**	**100**	**29**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.175**	**271**	**982**	**149**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

(Importi in milioni di euro)	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio	31 dicembre 2005 Patrimonio Netto	31 dicembre 2005 Utile d'esercizio
Capitale	827		648	
Sovrapprezzi di emissione	101		58	
Riserve	433		323	
Riserve da valutazione	-12		148	
Utile di pertinenza del Gruppo		271		149
Patrimonio e utile di pertinenza del Gruppo	**1.349**	**271**	**1.177**	**149**
Patrimonio di pertinenza di terzi	**144**		**96**	
Patrimonio e utile consolidati	**1.493**	**271**	**1.273**	**149**
Avviamento di pertinenza della Capogruppo	-88		-11	
Differenze positive di consolidamento (avviamento)	-216		-266	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.175**	**271**	**982**	**149**

I flussi finanziari

Le variazioni dei flussi di cassa del Gruppo al 31 dicembre 2006 rispetto all'esercizio 2005 sono sintetizzabili come segue:

(Importi in milioni di euro)	31 dicembre 2006 pro-forma	31 dicembre 2005 pro-forma
Gestione	916,5	469,8
- utile del periodo	*271,1*	*148,4*
- altre variazioni	*645,4*	*321,4*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-908,7	-350,6
Liquidità netta generata/(assorbita) dall'attività operativa	**7,8**	**119,2**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-28,3**	**-27,5**
Liquidità netta generata/(assorbita) dall'attività di provvista	**85,8**	**-60,4**
FLUSSO MONETARIO DEL PERIODO	**65,3**	**31,3**

Le dinamiche sopra esposte riflettono gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione. Per maggiori dettagli si rimanda al "Rendiconto finanziario" di cui agli schemi di bilancio consolidato, esposti nelle pagine che seguono.

L'attività di organizzazione

Interventi normativi

Nel corso del 2006 sono stati disposti i seguenti interventi:

- in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria dell'aprile 2005, è stato approvato il nuovo "Regolamento Compliance del Gruppo Banca CR Firenze";
- con riferimento al D.Lgs. 231/2001, sono state concluse le verifiche e le integrazioni ai modelli organizzativi 231 delle banche del Gruppo; è stato inoltre approvato il nuovo documento sui poteri delegati in Azienda, coerente con le esigenze di tutela D.Lgs. 231, e sono stati analizzati, e valutati coerenti, gli analoghi documenti in vigore presso CR Civitavecchia e CR Orvieto;
- è stato approvato il nuovo "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi";
- è stato rivisto il "Regolamento del Credito", intervenendo sull'individuazione e gestione delle posizioni a default e introducendo l'RWA quale elemento di sintesi del rischio;
- in base al Regolamento ISVAP emanato il 16 ottobre 2006, Banca CR Firenze e i Promotori Finanziari sono stati iscritti nel registro degli intermediari assicurativi.

Livelli di servizio

È stato effettuato il rinnovamento dell'hardware e software di base (da Windows NT a Windows XP/2003) su circa 290 filiali del Gruppo.

Logistica

Durante l'anno sono proseguite le attività di accentramento estese alla gestione della cancelleria, della modulistica cartacea ed elettronica, delle polizze assicurative e delle utenze, fitti attivi e fitti passivi, nonché le attività per uniformare gli standard di sicurezza.

Assetti organizzativi di Gruppo

CR La Spezia

Con la conclusione del processo di migrazione dei Sistemi Informativi di CR La Spezia e per mantenere un presidio unico sulle attività accentrate "end to end", sono state delocalizzate presso CR Spezia alcune attività (Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI e Pensioni), con la creazione di un polo territoriale.
Il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma / funzionigramma delle Strutture Centrali, con la separazione nell'ambito del settore credito della funzione deliberante dalla funzione di controllo. Si è proceduto inoltre all'individuazione e gestione delle posizioni a default, all'individuazione dello status transitorio di "proposta di incaglio", e all'attribuzione e gestione del rating a clientela condivisa, con l'individuazione di una "Banca principale". Con riferimento al Progetto di Integrazione e Governo di Gruppo, è stato inoltre approvato l'accentramento presso la Capogruppo, dal 1° gennaio 2007, delle funzioni Bilancio e Fiscale di CR La Spezia.

CR Orvieto

Il "Regolamento per l'assunzione e la gestione del rischio di credito" è stato adeguato a quello della Capogruppo e sono state apportate delle modifiche all'organigramma / funzionigramma delle Strutture Centrali e al Modello Distributivo della Banca, con la creazione di un Centro Imprese, operativo presso la Sede Centrale.
È stato approvato l'accentramento presso la Capogruppo della funzione di Amministrazione del Personale ed è divenuto operativo l'accentramento presso Banca CR Firenze delle funzioni Bilancio e Fiscale.

CR Civitavecchia e CR Pistoia e Pescia

È stato condotto l'adeguamento del "Regolamento per l'assunzione e la gestione del rischio di credito", e sono stati introdotti i nuovi strumenti di valutazione del merito creditizio - "Modello Interno di Rating" (MIRA), e "Modello Interno di Scoring". È stato inoltre modificato il processo di proposta e concessione del credito.

CR Mirandola

A seguito dell'avvenuta fusione per incorporazione di CR Mirandola S.p.A. in Banca CR Firenze, sono stati effettuati i seguenti interventi:

- costituzione di una specifica divisione, denominata "Cassa di Risparmio di Mirandola/Divisione di Banca CR Firenze" all'interno della Direzione Commerciale della Capogruppo;
- costituzione, nell'ambito della Divisione, di un Comitato Territoriale con compiti essenzialmente consultivi in relazione a politiche creditizie, di mercato e di soddisfazione della clientela;
- costituzione, nell'ambito delle Rete Distributiva di Banca CR Firenze, dell'Area Bologna, nella quale sono inserite le filiali non presenti nell'insediamento storico di CR Mirandola.

L'attività commerciale

In coerenza con gli obiettivi del Piano Commerciale 2006, il Gruppo ha portato avanti interventi volti ad allargare la base di clientela, anche attraverso canali innovativi, sia nei territori di espansione che su quelli di riferimento e ad incrementare il volume degli impieghi, presidiandone qualità e contribuzione, rafforzando i modelli gestionali vigenti ed applicando quelli previsti per Basilea II. Nel corso del 2006, il Gruppo ha sempre posto al centro della propria attenzione il Cliente, approntando e proponendo prodotti e servizi personalizzati, flessibili e integrati, con soluzioni complete per i diversi segmenti di clientela, cercando di prestare la miglior assistenza anche nelle scelte di investimento e/o indebitamento, al fine di rafforzare il rapporto di fiducia con la clientela.

Particolare attenzione è stata prestata al rafforzamento della presenza nel territorio di riferimento del Gruppo e all'espansione in territori attigui. Inoltre, è proseguita l'estensione del Nuovo Modello Distributivo alle Banche del Gruppo che prevede l'adozione di un approccio commerciale differenziato per segmento di clientela e canali distributivi specializzati sui principali mercati.

Nel corso del 2006, l'offerta multicanale si è arricchita di numerosi servizi informativi e dispositivi rivolti sia ai privati che alle imprese, quali:

- il servizio "Estratto conto e Contabili on Line", che garantisce una maggiore tempestività nella ricezione delle comunicazioni, la soppressione dell'invio cartaceo e la possibilità di archiviare elettronicamente i documenti;
- il servizio di avvisi SMS gratuiti a fronte di operazioni di bonifico e di ricarica di carte prepagate: tale iniziativa è finalizzata ad incrementare la sicurezza delle operazioni dispositive sottoposte a maggior rischio di frodi;
- il "Bilancio Familiare", che consente di visualizzare le entrate/uscite del conto corrente riaggregate per macro categorie;
- "B@B light", il nuovo servizio di home banking via Internet monoazienda e monobanca, destinato alle piccole aziende. I risultati sono stati molto positivi: infatti, dalla data del lancio avvenuta nello scorso mese di giugno, ne sono stati venduti circa 8.000.

Anche grazie a queste implementazioni, la diffusione dei servizi innovativi presso la clientela è proseguita con un forte ritmo di crescita: il servizio Liberamente, rivolto alla clientela privata, ha registrato, al 31 dicembre 2006, circa 100.000 contratti sottoscritti con un incremento, rispetto al 31 dicembre 2005, di oltre 30.000 nuovi contratti (+43%). Nel corso del 2006 i Clienti hanno effettuato circa 330.000 operazioni dispositive (+10% rispetto al 31 dicembre 2005), mentre per quel che concerne la parte informativa, sono state effettuate oltre 8,4 milioni di operazioni (+47% rispetto al 31 dicembre 2005).

Le imprese clienti del Gruppo che dispongono di un collegamento di remote banking sono complessivamente 24.200 (+73% rispetto al 31 dicembre 2005).

Relativamente ai POS, quelli installati presso i clienti del Gruppo sono 17.500 (+15%) ed il negoziato totale è pari a circa 1.200 milioni di euro (+19%).

La politica commerciale verso la clientela privata si è orientata sul miglioramento della capacità di acquisizione di nuova clientela ed il sostegno alla crescita di alcune nuove ed importanti linee di business quali, tra l'altro, le polizze assicurative ed i fondi pensione.

In particolare, nell'ottica di proporre prodotti flessibili e a condizioni vantaggiose, si ricordano le due campagne commerciali, finalizzate all'acquisizione nuova clientela, "Presenta un Amico edizione 2006" e "Sconto Corrente", che hanno portato all'apertura di 16.000 nuovi conti correnti.

Per quanto riguarda i conti correnti a pacchetto della linea "Giotto", il loro numero ha superato le 282.000 unità (+12,8% rispetto all'esercizio precedente).

Nel corso del 2006 si è mantenuta sostenuta la domanda di credito delle famiglie per l'acquisto di immobili: alla data del 31 dicembre 2006 il Gruppo ha deliberato operazioni di mutuo "casa" per complessivi 695 milioni di euro, con un aumento dell'operatività del 7,6% rispetto all'anno precedente.
Nell'ambito della raccolta il Gruppo ha effettuato sul mercato domestico 72 emissioni obbligazionarie, per complessivi 917 milioni di euro.
Per quanto riguarda l'area del risparmio gestito, la raccolta premi lorda realizzata dal Gruppo nel comparto Bancassicurazione ammonta a circa 608 milioni di euro (+14% rispetto al 2005).
Le adesioni individuali al Fondo Pensione Aperto "CRF Previdenza" hanno raggiunto le 24.000 unità (+33% rispetto al 31 dicembre 2005) con una crescita significativa del patrimonio, che ha raggiunto 65 milioni di Euro (+86% rispetto a dicembre 2005).
Tra gli altri prodotti che hanno riscosso un forte successo commerciale si segnalano:

- le carte prepagate, che hanno raggiunto le 75.000 unità (+32% rispetto al 31 dicembre 2005);
- i finanziamenti Findomestic "Prestissimo", di cui sono stati erogati 66 milioni di euro (+34% rispetto all'operatività 2005);
- le polizze relative all'Area Protezione (coperture caso morte e infortuni), con 16.000 contratti sottoscritti (+155%).

Nel mercato imprese, l'attività commerciale si è concentrata principalmente sull'acquisizione di nuova clientela e sull'incremento delle quote di mercato.
In particolare, al fine di aumentare le masse intermediate attraverso i canali consortili ed associativi, è proseguita un'intensa attività di collaborazione con le Associazioni di categoria e con i Consorzi Fidi.
Ottimo infine il trend dei conti correnti della linea "Ioimpresa" che al 31 dicembre 2006 hanno raggiunto le 34.000 unità (+31%).

Il Risk Management

Aspetti generali

Il Gruppo Banca CR Firenze attribuisce una notevole importanza alla gestione e al controllo delle varie tipologie di rischio. Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione, Comitato Esecutivo e Direzione Generale) che si avvalgono del supporto del Comitato Rischi, struttura collegiale presieduta da un consigliere di amministrazione appositamente delegato e costituita anche dai Direttori Generali delle banche del Gruppo e dai responsabili delle principali funzioni interessate. Nella sua attività il Comitato Rischi è assistito dal Risk Management che assicura la rilevazione, la misurazione ed il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con la Vigilanza e nel raffronto con eventuali benchmark esterni ritenuti opportuni.
A fine 2006 è stato avviato anche per Banca C.R. Firenze Romania S.A. un processo di valutazione della gestione dei rischi che porterà all'integrazione, dove possibile, dei sistemi di monitoraggio e gestione dei rischi della banca rumena con quelli del Gruppo.

Rischi finanziari

Il Consiglio di Amministrazione della Capogruppo stabilisce le linee guide strategiche per l'assunzione dei rischi definendo, in funzione della propensione al rischio e degli obiettivi di creazione di valore in rapporto ai rischi assunti, l'allocazione del capitale per la Capogruppo stessa e per le società controllate.
La gestione dei rischi finanziari (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte", che definisce una politica unitaria di gestione di tali rischi.
Nel 2006 il monitoraggio trimestrale per le banche italiane del Gruppo degli indicatori del rischio di tasso (rapporto tra la variazione del valore economico dell'attivo e del passivo in seguito a shock parallelo di tasso d'interesse pari a 200 punti base e il Tier 1 + Tier 2, e impatto sul margine di interesse di una variazione dei tassi di interesse di 100 punti base) ha sempre evidenziato valori al di sotto dei limiti previsti dai regolamenti aziendali.
Banca C.R. Firenze Romania S.A. ha sempre rispettato i limiti relativi ai rischi di tipo finanziario previsti dalla Banca Nazionale Rumena.
Il VaR del trading book si è attestato mediamente sul valore di 3,3 milioni di euro a livello di Gruppo, registrando un valore sempre inferiore a quanto indicato dal regolamento aziendale.

Rischi creditizi

Nel 2006 l'aumento degli impieghi utilizzati dalla clientela ordinaria è stato determinato dalla crescita dei crediti assistiti da garanzie reali e personali. L'incidenza delle partite anomale (incagli e sofferenze) sul totale degli impieghi risulta sostanzialmente stabile e su valori inferiori rispetto ai dati medi registrati dal Sistema bancario.

I requisiti patrimoniali minimi obbligatori a livello individuale e consolidato sono rispettati da tutte le banche e dal Gruppo. Nel 2006 sono divenuti operativi a livello di Gruppo Bancario i modelli di valutazione del merito creditizio basati su approcci statistici. Le esposizioni di clientela ordinaria valutate con le nuove metodologie superano ampiamente il 70% del totale. Complessivamente non si registrano concentrazioni su alcuna classe di esposizione, mentre i default registrati nel corso del 2006 sono concentrati sulle classi di rating/scoring peggiori. Relativamente alle controparti bancarie le esposizioni sono concentrate sulle classi di rating migliori, mentre le esposizioni su classi di rating inferiori ad A- sono da considerarsi residuali.

Rischi operativi

Nel periodo 2003-2006 il Gruppo registra una minor incidenza delle perdite operative sul margine di intermediazione rispetto alle altre banche aderenti al Database Italiano Perdite Operative ("DIPO"). Nel periodo in esame nessun evento del Gruppo ha determinato la perdita massima a livello di Sistema, mentre in media il Gruppo registra un maggior tasso di recupero assicurativo sulle perdite censite.

Le Risorse Umane e la rete territoriale

Organici

Al 31 dicembre 2006 l'organico del Gruppo CR Firenze si attesta a 5.754 risorse a ruolo (dati puntuali di fine periodo), con un incremento complessivo su base annua di 66 risorse. Per quanto riguarda le Banche del Gruppo con sede in Italia, le 5.165 risorse sono distribuite in 2.484 donne e 2.681 uomini (il personale femminile è pari al 48,1% del totale organico a ruolo).

La percentuale media di risorse impiegate sui Canali da parte delle banche del Gruppo è pari al 73,7 %, mentre l'età media si attesta a 42,5 anni, con un'anzianità media di servizio di 15,6 anni.

Dipendenti del Gruppo	2006	2005	Variazione
Società consolidate integralmente			
Banca CR Firenze	3.515	3.544	-29
CR Pistoia e Pescia	682	692	-10
CR Civitavecchia	220	209	11
CR Orvieto	195	179	16
CR La Spezia	553	519	34
Banca C.R. Firenze Romania	159	129	30
CR Firenze Gestion Internationale	2	1	1
Infogroup	386	373	13
Citylife	4	4	0
Centrovita Assicurazioni	37	37	0
Immobiliare Nuova Sede	1	1	0
Totale	**5.754**	**5.688**	**66**
Società consolidate a patrimonio netto			
Gruppo Findomestic	1.992	1.973	19
Centro Factoring	106	107	-1
Centro Leasing Banca	303	312	-9
Totale	**2.401**	**2.392**	**9**

Personale delle banche italiane del Gruppo - organici

	Risorse	Età Media (anni)	Anzianità media (anni)	% canali
Banca CR Firenze	3.515	41,9	14,3	71,6%
CR Pistoia e Pescia	682	45,4	20,1	75,8%
CR Civitavecchia	220	42,2	14,2	86,8%
CR Orvieto	195	42,4	14,9	81,0%
CR La Spezia	553	43,0	18,9	76,7%
Totale banche italiane del Gruppo	**5.165**	**42,5**	**15,6**	**73,7%**

Personale delle banche italiane del Gruppo - composizione per qualifica

	Dirigenti	Quadri Direttivi	Aree Professionali
Banca CR Firenze	65	1.028	2.422
CR Pistoia e Pescia	12	205	465
CR Civitavecchia	1	59	160
CR Orvieto	1	54	140
CR La Spezia	6	181	366
Totale banche italiane del Gruppo	**85**	**1.527**	**3.553**

Selezione
Le attività di selezione sono condotte ormai stabilmente a livello di Gruppo e da inizio anno anche per Banca C.R. Firenze Romania.
Nel corso dell'anno sono pervenuti al Gruppo 14.496 curricula. Alle selezioni per personale senza specifica esperienza, finalizzate ad un primo inserimento con contratto a tempo determinato, hanno partecipato complessivamente 2.518 Candidati (2.235 per Banca CR Firenze e 283 per le altre banche del Gruppo); di coloro che hanno sostenuto il colloquio, il 76% ha conseguito l'idoneità. Le selezioni finalizzate ai contratti a tempo indeterminato hanno coinvolto 254 candidati (207 per Banca CR Firenze - l'84,5% dei quali risultati idonei - e 47 per le altre banche del Gruppo - di cui l'85% idonei).
I candidati sottoposti a selezione per il contratto di inserimento sono stati 156 per la Capogruppo (oltre il 74% dei quali ha riportato un esito positivo) e 15 per le altre banche del Gruppo. Le selezioni specialistiche hanno coinvolto 150 candidati per la Capogruppo (55 dei quali assunti a ruolo) e 60 per le banche del Gruppo (con l'83% di idonei).

Sviluppo e gestione delle risorse umane
È stata avviata una terza edizione di PERSEO, programma di sviluppo volto a far acquisire conoscenze e competenze tipicamente manageriali a persone che non abbiano finora ricoperto funzioni di responsabilità organizzativa, allargata a tutte le banche del Gruppo: nel mese di settembre i 16 partecipanti hanno iniziato il primo dei sette moduli formativi previsti.
Presso CR La Spezia, nell'ambito del Progetto Integrazione e Governo di Gruppo, a settembre è stato avviato un assessment (che interessa 400 risorse), che prevede un censimento delle competenze e delle conoscenze tecniche.

Formazione

Nell'esercizio 2006 è ulteriormente aumentata l'attività formativa a supporto della sviluppo professionale e di ruolo delle Risorse Umane. È stata rafforzata l'attività verso tutte le banche del Gruppo con l'erogazione di seminari presso le strutture decentrate e momenti di affiancamento presso le strutture operative di Banca CR Firenze. Tale attività si è concentrata in maniera particolare sulle risorse della ex CR Mirandola a supporto della migrazione del sistema informativo. Particolare enfasi è stata data al tema della formazione prescrittiva erogata a tutte le risorse del Gruppo, sia con interventi in presenza che tramite supporti di formazione a distanza.

Sono stati erogati interventi sul D.lgs. 231/2001 alle figure apicali e su *market abuse* e reati societari alle figure specialistiche di Direzione Generale di tutto il Gruppo. Sullo stesso tema è stata effettuata un'attività di sensibilizzazione indirizzata alle risorse per la fruizione dei corsi in autoformazione ("la responsabilità amministrativa delle banche" e "l'attuazione della legge 231 in Banca CR Firenze"). Sempre sul tema della formazione prescrittiva è stata avviata una campagna di sensibilizzazione e coinvolgimento su tutto il Gruppo relativamente a D. Lgs. 626/94, Privacy, Antiriciclaggio e Bancassicurazione.

Per quanto riguarda CR Pistoia, le risorse hanno partecipato alle sessioni erogate presso la Capogruppo, in particolare alle edizioni dedicate a Basilea 2 ed ai nuovi modelli di rating per i Gestori Business e Imprese. Nel mese di novembre 2006 è stato attivato il processo di censimento delle conoscenze tecniche per le risorse presenti nella Rete di Vendita.

Dopo la fase connessa alla migrazione nel sistema informativo della Capogruppo, per CR La Spezia sono state attivate iniziative per lo sviluppo delle conoscenze sul processo del credito di Gruppo e anche attività formativa sul tema dell'antiriciclaggio e norme sugli investimenti finanziari. Nel mese di novembre 2006 è stato attivato il processo di censimento delle conoscenze tecniche per le risorse presenti nella Rete di Vendita.

Per CR Civitavecchia sono state organizzate delle sessioni dedicate a Basilea 2 ed ai nuovi modelli di rating, mentre per CR Orvieto sono state erogate sessioni sul processo del credito.

A livello di Gruppo Bancario sono state erogate 33.678 giornate uomo di formazione interna in orario di lavoro registrando 35.411 partecipazioni. In dettaglio, le singole aziende hanno registrato i seguenti volumi di giornate uomo e di partecipazioni:

	Partecipazioni	Giornate/uomo
Banca CR Firenze	23.417	23.252
CR Pistoia e Pescia	4.300	3.465
CR La Spezia	3.074	3.161
CR Orvieto	900	810
CR Civitavecchia	1.394	1.184
Altre aziende del Gruppo Bancario	2.326	1.806
Totali	**35.411**	**33.678**

La rete territoriale

Al 31 dicembre 2006 il numero delle filiali delle banche italiane del Gruppo ammonta a 542 unità, dislocate in 22 Province (7 Regioni); ad esse vanno aggiunte le 11 filiali di Banca C.R. Firenze Romania.

Provincia	CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR della Spezia S.p.A.	C.R. Firenze Romania S.A.	Gruppo
Firenze	132	4					136
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8					21
Prato	11	4					15
Pistoia	2	51					53
Massa Carrara	10			8			18
Pisa	13						13
Livorno	10						10
La Spezia					53		53
Genova					2		2
Perugia	17			2			19
Terni				23			23
Roma	11		28	7			46
Viterbo			4	9			13
Bologna	6	11					17
Modena	20						20
Parma					2		2
Reggio Emilia	1				2		3
Mantova	7						7
Verona	1						1
Totali	**324**	**78**	**32**	**41**	**67**		**542**
C.R. Firenze Romania S.A.						11	11
Totali							**553**

Regione	N° filiali
TOSCANA	336
LIGURIA	55
UMBRIA	42
LAZIO	59
EMILIA ROMAGNA	42
LOMBARDIA	7
VENETO	1
Totale	**542**

In questo contesto sono inoltre operativi 30 Centri imprese e private e 31 Spazi Finanziari.

L'attività di comunicazione

Durante il 2006 la comunicazione è stata di supporto ai vertici aziendali nello sviluppo della politica commerciale del Gruppo, attraverso l'attività ordinaria e progetti specifici in media relations, pubbliche relazioni e promozione commerciale, contribuendo al rafforzamento dell'identità di Gruppo. Ne è conseguita una presenza costante e articolata su tutti i media locali e nazionali, confermata anche dall'elevato numero di articoli che citano il Gruppo presenti nella rassegna stampa annuale.
Con l'acquisto di Banca C.R. Firenze Romania sono state predisposte iniziative per la promozione del nuovo marchio a livello locale, così come avvenuto nell'area territoriale di Mirandola a seguito della fusione per incorporazione della Cassa di Risparmio di Mirandola in Banca CR Firenze.
Sono state realizzate tre nuove brochure istituzionali per il Gruppo, per i palazzi e le opere d'arte di Banca CR Firenze e per la biblioteca della Capogruppo, seguendo una grafica comune e riconoscibile che rimanda all'identità aziendale e di Gruppo.

5. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
  - retail;
  - promotori finanziari;
  - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e Private;*
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto, fra le quali Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi ed i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti, inoltre, i costi indiretti relativi ai servizi resi dal Corporate center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) od al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo).

Conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

Sintesi

	Retail	Imprese e Private	Finanza	Wealth Management	Corporate Center	Totale Gruppo
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
dicembre 2006	702,3	165,2	32,8	61,1	42,7	1.004,1
dicembre 2005 pro-forma	642,9	144,0	29,5	58,1	58,6	933,1
Variazione 2006/2005 (%)	9,2%	14,7%	11,2%	5,1%	-27,1%	7,6%
UTILE (PERDITA) DELL'OPERATIVITÀ CORRENTE (€/mil)						
dicembre 2006	203,3	62,0	19,5	46,3	-18,0	313,0
dicembre 2005 pro-forma	152,0	42,6	18,7	43,6	10,8	267,7
Variazione 2006/2005 (%)	33,7%	45,5%	4,3%	6,2%	n.s.	16,9%
UTILE NETTO (incluso pertinenza III) (€/mil)						
dicembre 2006	136,8	49,1	15,8	34,7	66,2	302,6
dicembre 2005 pro-forma	86,5	33,7	14,7	29,6	9,8	174,3
Variazione 2006/2005 (%)	58,2%	45,7%	7,5%	17,2%	n.s.	73,6%
TOTALE ATTIVITÀ FRUTTIFERE (€/mil)						
dicembre 2006	9.802	4.825	3.929	2.754	848	22.158
dicembre 2005 pro-forma	9.270	4.159	3.615	2.598	807	20.450
Variazione 2006/2005 (%)	5,7%	16,0%	8,7%	6,0%	5,0%	8,4%
TOTALE PASSIVITÀ ONEROSE (€/mil)						
dicembre 2006	12.374	2.954	1.836	34	626	17.825
dicembre 2005 pro-forma	11.876	2.370	1.696	28	484	16.454
Variazione 2006/2005 (%)	4,2%	24,6%	8,3%	21,4%	29,5%	8,3%
CAPITALE ALLOCATO MEDIO (€/mil)						
dicembre 2006	584	276	103	83	776	1.822
dicembre 2005 pro-forma	468	246	109	82	510	1.415
Variazione 2006/2005 (%)	24,9%	12,4%	-5,8%	0,6%	52,1%	28,8%
REDDITIVITÀ ANNUALIZZATA (%)						
dicembre 2006	23,4%	17,8%	15,4%	41,8%	8,5%	16,6%
dicembre 2005 pro-forma	18,5%	13,7%	13,5%	35,9%	1,8%	12,3%
Variazione 2006/2005 (%)	4,9%	4,1%	1,9%	5,9%	6,7%	4,3%
PERSONALE (incluso tempo determinato)						
dicembre 2006	4.094	431	25	39	1.164	5.754
dicembre 2005 pro-forma	4.096	442	23	38	1.089	5.688
Variazione 2006/2005 (%)	0,0%	-2,5%	8,7%	2,6%	6,9%	1,2%

Come commentato in precedenza, l'esercizio 2006 ha visto un miglioramento dei risultati complessivi, che si è concentrato soprattutto sui settori commerciali: l'utile del "Retail" cresce del 58,2% e quello "Imprese e private" segna un incremento del 45,7%.

Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, si evidenzia una crescita tanto delle attività fruttifere che delle passività onerose (soprattutto nel "Retail" e "Imprese e private").

Si segnala che i dati al 31 dicembre 2005 sono stati ricostruiti su base pro-forma facendo uso, laddove necessario, di stime ragionevoli.

Retail

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	**441,0**	**384,4**	**56,6**	**14,7%**
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	254,8	249,3	5,5	2,2%
Dividendi e utili (perdite) delle partecipazioni	1,2	0,7	0,5	71,4%
Risultato delle attività e passività finanziarie	5,3	8,5	-3,2	-37,6%
Margine d'intermediazione lordo	**702,3**	**642,9**	**59,4**	**9,2%**
Rettifiche/riprese di valore nette per deterioramento di crediti ed altre attività finanziarie	-28,7	-35,8	7,1	-19,8%
Margine d'intermediazione netto	**673,6**	**607,1**	**66,5**	**11,0%**
Spese di funzionamento	-463,7	-458,4	-5,3	1,1%
Risultato operativo netto	**209,9**	**148,7**	**61,2**	**41,2%**
Accantonamenti netti ai fondi per rischi e oneri	-3,3	-3,1	-0,2	6,4%
Altri costi e ricavi dell'operatività corrente	-3,4	6,4	-9,8	n.s.
Utile dell'operatività corrente	**203,3**	**152,0**	**51,3**	**33,7%**
Imposte sul reddito	**-66,4**	**-65,5**	**-0,9**	**1,4%**
Utile netto (al lordo terzi)	**136,8**	**86,5**	**50,3**	**58,2%**
RICAVI DI SETTORE	673,6	607,1	66,5	11,0%
RISULTATO DI SETTORE	136,8	86,5	50,3	58,2%
CAPITALE ALLOCATO MEDIO	584,4	467,8	116,6	24,9%
INDICATORI (%)				
Redditività annualizzata	23,4%	18,5%	4,9%	
Cost/income ratio	66,0%	71,3%	-5,3%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	25.571,9	24.219,0	1.352,9	5,6%
- raccolta diretta	*12.445,3*	*11.619,2*	*826,1*	*7,1%*
- raccolta indiretta	*13.126,6*	*12.600,0*	*526,6*	*4,2%*
- risparmio amministrato	*4.107,5*	*3.483,0*	*624,4*	*17,9%*
- risparmio gestito	*9.019,1*	*9.117,1*	*-97,9*	*-1,1%*
- Gpm, Gps, Gpf	*1.881,5*	*2.248,6*	*-367,2*	*-16,3%*
- fondi	*4.733,0*	*4.423,4*	*309,6*	*7,0%*
- assicurazioni	*2.404,6*	*2.445,0*	*-40,4*	*-1,7%*
Attività finanziarie in portafoglio	459,8	513,3	-53,5	-10,4%
Crediti a clientela	9.201,1	8.523,6	677,5	7,9%
Totale attività fruttifere	9.802,3	9.269,8	532,6	5,7%
Totale passività onerose	12.373,9	11.876,3	497,6	4,2%
STRUTTURA				
Personale	4.094	4.096	-2	0,0%
Filiali in Italia	542	527	15	2,8%
Filiali e uffici di rappresentanza all'estero	12	10	2	20,0%

Il Retail, che rappresenta la parte quantitativamente più rilevante dell'attività del Gruppo, ha visto una crescita del margine d'intermediazione lordo di circa 59,4 milioni di euro (+9,2%), determinata sostanzialmente dall'aumento del margine d'interesse (+14,7%) e dei ricavi da servizi (+2,3 milioni di euro), quale conseguenza anche dei maggiori volumi intermediati nell'esercizio (le attività fruttifere crescono del 5,7% mentre le passività onerose si incrementano del 4,2%). A fronte dei maggiori ricavi si è assistito ad una crescita contenuta delle spese di funzionamento (+1,1%), mentre il miglioramento della qualità del credito ha determinato una contrazione delle rettifiche nette su crediti pari a circa 7,1 milioni di euro.

La raccolta diretta è aumentata del 7,1%, mentre l'indiretta ha visto una rilevante progressione nel comparto del risparmio amministrato (+17,9%) ed una lieve flessione della gestita (-1,1%). Gli impieghi a clientela sono cresciuti del 7,9%.

Imprese e private

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	**100,8**	**90,0**	**10,8**	**12,0%**
Commissioni nette e recuperi su DR e su conti creditori	56,6	48,8	7,8	16,0%
Dividendi e utili (perdite) delle partecipazioni	0,0	0,0	0,0	n.s.
Risultato delle attività e passività finanziarie	7,8	5,2	2,6	50,2%
Risultato netto della gestione assicurativa	0,0	0,0	0,0	n.s.
Margine d'intermediazione lordo	**165,2**	**144,0**	**21,2**	**14,7%**
Rettifiche/riprese di valore nette per deterioramento di crediti ed altre attività finanziarie	-35,0	-30,0	-5,0	16,7%
Margine d'intermediazione netto	**130,2**	**114,0**	**16,2**	**14,2%**
Spese di funzionamento	-65,7	-70,1	4,4	-6,3%
Risultato operativo netto	**64,5**	**43,9**	**20,6**	**46,9%**
Accantonamenti netti ai fondi per rischi e oneri	0,1	-0,2	0,3	-150,0%
Altri costi e ricavi dell'operatività corrente	-2,6	-1,1	-1,5	136,4%
Utile dell'operatività corrente	**62,0**	**42,6**	**19,4**	**45,5%**
Imposte sul reddito	-12,9	-8,9	-4,0	44,9%
Utile netto (al lordo terzi)	**49,1**	**33,7**	**15,4**	**45,7%**
RICAVI DI SETTORE	130,2	114,0	16,2	14,2%
RISULTATO DI SETTORE	49,1	33,7	15,4	45,7%
CAPITALE ALLOCATO MEDIO	276,4	245,8	30,6	12,4%
INDICATORI (%)				
Redditività annualizzata	17,8%	13,7%	4,1%	
Cost/income ratio	39,8%	48,7%	-8,9%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	11.737,6	9.841,5	1.896,2	19,3%
- raccolta diretta	*2.954,3*	*2.275,8*	*678,6*	*29,8%*
- raccolta indiretta	*8.783,3*	*7.565,7*	*1.217,6*	*16,1%*
- risparmio amministrato	*7.362,8*	*6.090,9*	*1.271,8*	*20,9%*
- risparmio gestito	*1.420,6*	*1.474,8*	*-54,2*	*-3,7%*
- Gpm, Gps, Gpf	*721,0*	*791,0*	*-70,0*	*-8,9%*
- fondi	*434,9*	*391,4*	*43,5*	*11,1%*
- assicurazioni (riserve tecniche)	*264,7*	*292,4*	*-27,8*	*-9,5%*
Attività finanziarie in portafoglio	0,2	0,3	-0,1	-33,3%
Crediti a clientela	4.822,1	4.065,1	757,0	18,6%
Totale attività fruttifere	4.825,4	4.159,1	666,3	16,0%
Totale passività onerose	2.954,3	2.370,3	584,0	24,6%
STRUTTURA				
Personale	431	442	-11	-2,5%
Centri imprese e private	30	23	7	30,4%

Il settore Imprese e private ha conseguito un aumento del margine d'intermediazione lordo del 14,7%, determinato dalle progressioni del margine d'interesse (+12,0%) e delle commissioni nette e recuperi (+16,0%), che conseguono all'incremento dei volumi intermediati (le attività fruttifere crescono infatti del 16,0%). Nonostante la crescita delle attività, si è assistito ad una diminuzione delle spese di funzionamento di circa il 6,3%.
La raccolta diretta è aumentata del 29,8% e l'indiretta si è incrementata del 16,1%, in seguito al positivo andamento del comparto amministrato. Gli impieghi a clientela sono cresciuti del 18,6%.

Finanza

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	**6,6**	**4,1**	**2,5**	**61,0%**
Commissioni nette e recuperi su DR e su conti creditori	2,1	10,9	-8,8	-80,7%
Dividendi e utili (perdite) delle partecipazioni	0,8	0,7	0,1	14,3%
Risultato delle attività e passività finanziarie	23,3	13,8	9,5	68,9%
Risultato netto della gestione assicurativa	0,0	0,0	0,0	n.s.
Margine d'intermediazione lordo	**32,8**	**29,5**	**3,3**	**11,2%**
Margine d'intermediazione netto	**32,8**	**29,5**	**3,3**	**11,2%**
Spese di funzionamento	-12,0	-10,6	-1,4	13,2%
Risultato operativo netto	**20,8**	**18,9**	**1,9**	**10,0%**
Altri costi e ricavi dell'operatività corrente	-1,4	-0,2	-1,2	620,5%
Utile dell'operatività corrente	**19,5**	**18,7**	**0,8**	**4,3%**
Imposte sul reddito	-3,7	-4,0	0,3	-8,0%
Utile netto (al lordo terzi)	**15,8**	**14,7**	**1,1**	**7,5%**
RICAVI DI SETTORE	32,8	29,5	3,3	11,2%
RISULTATO DI SETTORE	15,8	14,7	1,1	6,8%
CAPITALE ALLOCATO MEDIO	102,5	108,8	-6,3	-5,8%
INDICATORI (%)				
Redditività annualizzata	15,4%	13,5%	1,9%	
Cost/income ratio	36,5%	35,9%	0,6%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	1.087,2	863,1	224,2	26,0%
- raccolta diretta	*1.087,2*	*863,1*	*224,2*	*26,0%*
Attività finanziarie in portafoglio	2.030,9	1.872,0	158,8	8,5%
Crediti a clientela	411,5	475,0	-63,4	-13,3%
Totale attività fruttifere	3.928,8	3.615,3	313,6	8,7%
Totale passività onerose	1.836,3	1.695,6	140,7	8,3%
STRUTTURA				
Personale	25	23	2	8,7%

Il settore Finanza presenta un risultato operativo netto in crescita del 10,0% e maggiori attività fruttifere per 313,6 milioni di euro rispetto al 2005, mentre le passività onerose crescono in misura inferiore (+140,7 milioni di euro).

Wealth management

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	**35,0**	**35,4**	**-0,4**	**-1,1%**
Commissioni nette e recuperi su DR e su conti creditori	-17,4	-1,2	-16,2	1351,1%
Dividendi e utili (perdite) delle partecipazioni	0,8	5,0	-4,2	-84,4%
Risultato delle attività e passività finanziarie	12,3	6,8	5,5	80,9%
Risultato netto della gestione assicurativa	30,4	12,1	18,3	151,2%
Margine d'intermediazione lordo	**61,1**	**58,1**	**3,0**	**5,0%**
Margine d'intermediazione netto	**61,1**	**58,1**	**3,0**	**5,0%**
Spese di funzionamento	-14,9	-14,8	-0,1	0,7%
Risultato operativo netto	**46,2**	**43,3**	**2,9**	**6,7%**
Altri costi e ricavi dell'operatività corrente	0,1	0,3	-0,2	-66,6%
Utile dell'operatività corrente	**46,3**	**43,6**	**2,7**	**6,2%**
Imposte sul reddito	-11,6	-14,0	2,4	-17,1%
Utile netto (al lordo terzi)	**34,7**	**29,6**	**5,1**	**17,2%**
RICAVI DI SETTORE	61,1	58,1	3,0	5,0%
RISULTATO DI SETTORE	34,7	29,6	5,1	17,2%
CAPITALE ALLOCATO MEDIO	83,0	82,5	0,5	0,6%
INDICATORI (%)				
Redditività annualizzata	41,8%	35,9%	5,9%	
Cost/income ratio	24,4%	25,5%	-1,1%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie in portafoglio	2.663,4	2.492,1	171,3	6,9%
Totale attività fruttifere	2.753,8	2.598,0	155,8	6,0%
Totale passività onerose	34,0	28,0	6,0	21,4%
STRUTTURA				
Personale	39	38	1	2,6%

Il Wealth management, che include le società prodotto Centrovita Assicurazioni e CR Firenze Gestion Internationale, mostra un incremento delle attività fruttifere pari al 6,0% su base annua, che si è ripercosso sulla sostenuta crescita manifestata dal margine d'intermediazione, pari a circa il +5,0% senza comunque registrare un aumento delle spese di funzionamento (pressoché invariate in valore assoluto rispetto al precedente esercizio). Peraltro, il margine d'intermediazione evidenzia una riduzione delle commissioni nette e recuperi ed un incremento del risultato della gestione assicurativa in relazione al trattamento contabile dei prodotti assicurativi del ramo III°, commentato nel paragragfo "L'andamento reddituale" della presente Relazione.

Corporate center

	Dicembre 2006	Dicembre 2005 pro-forma	Variazione assoluta	Variazione %
DATI ECONOMICI				
Margine d'interesse	**-10,4**	**-4,7**	**-5,7**	**121,3%**
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	-11,5	-11,2	-0,3	2,7%
Dividendi e utili (perdite) delle partecipazioni	66,2	65,4	0,8	1,2%
Risultato delle attività e passività finanziarie	4,5	16,6	-12,1	-72,9%
Risultato netto della gestione assicurativa	-6,2	-7,5	1,3	-17,3%
Margine d'intermediazione lordo	**42,7**	**58,6**	**-15,9**	**-27,1%**
Rettifiche/riprese di valore nette per deterioramento di crediti ed altre attività finanziarie	12,5	6,9	5,6	81,2%
Margine d'intermediazione netto	**55,2**	**65,5**	**-10,3**	**-15,7%**
Spese di funzionamento	-37,6	-56,3	18,7	-33,3%
Risultato operativo netto	**17,6**	**9,2**	**8,4**	**91,3%**
Accantonamenti netti ai fondi per rischi e oneri	-29,0	-14,1	-14,9	105,7%
Altri costi e ricavi dell'operatività corrente	-6,6	15,7	-22,3	n.s.
Utile dell'operatività corrente	**-18,0**	**10,8**	**-28,8**	**-266,6%**
Utili da operazioni non ricorrenti	100,8	0,0	100,8	n.s.
Imposte sul reddito	-16,6	-1,0	-15,6	n.s.
Utile netto (al lordo terzi)	**66,2**	**9,8**	**56,4**	**n.s.**
RICAVI DI SETTORE	55,2	65,5	-10,3	-15,7%
RISULTATO DI SETTORE	66,2	9,8	56,4	n.s.
CAPITALE ALLOCATO MEDIO	775,8	509,9	265,9	52,1%
INDICATORI (%)				
Redditività annualizzata	8,5%	1,8%	6,7%	
Cost/income ratio	88,0%	81,3%	6,7%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	522,3	812,9	-290,6	-35,7%
- raccolta diretta	*522,3*	*812,9*	*-290,6*	*-35,7%*
Attività finanziarie in portafoglio	702,3	770,0	-67,7	-8,8%
Crediti a clientela	193,3	204,2	-11,0	-5,4%
Totale attività fruttifere	848,0	807,4	40,6	5,0%
Totale passività onerose	626,0	483,5	142,5	29,5%
STRUTTURA				
Personale	1.164	1.089	75	6,9%

Le funzioni centrali includono le attività di holding, la gestione degli investimenti partecipativi (incluse le società prodotto consolidate con il metodo del patrimonio netto, ovvero Gruppo Findomestic, Centro Leasing Banca e Centro Factoring), degli immobili e delle sofferenze di Gruppo.

La componente prevalente è rappresentata dalle unità organizzative che svolgono le attività di governo, supporto e controllo degli altri settori di attività, che vengono ribaltati su di essi secondo i meccanismi descritti nella parte introduttiva del presente capitolo. In questo settore vengono anche rilevati gli utili prodotti dal Gruppo Findomestic, sottoposto a controllo congiunto e consolidato con il metodo del patrimonio netto; per maggiori dettagli riguardo l'andamento del Gruppo Findomestic si rimanda a quanto riportato precedentemente con riferimento alle "interessenze partecipative".

Rispetto all'esercizio precedente il Corporate center ha registrato un incremento dell'utile di periodo pari a 56,4 milioni di euro, sul quale ha influito la rilevazione nell'anno 2006 degli "utili da operazioni non ricorrenti" menzionati in precedenza nella presente Relazione.

RELAZIONE SULLA GESTIONE CONSOLIDATA

6. Altre informazioni

Le operazioni infragruppo e con parti correlate

Le operazioni fra Banca CR Firenze S.p.A., società controllate e società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica.
Le operazioni con le parti correlate - definite dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate" ed in aggiunta dalla Consob con le comunicazioni del 20 febbraio 1997, del 27 febbraio 1998 e del 28 luglio 2006 - ed in particolare con gli azionisti che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a condizioni in linea con il mercato.
Ulteriori dati ed informazioni sulle suddette operazioni sono riportate nell'apposita Sezione della nota integrativa del bilancio dell'Impresa nonché nella Parte H della nota integrativa consolidata.

Gli eventi successivi alla data di chiusura dell'esercizio

Relativamente agli eventi successivi alla data di chiusura dell'esercizio si rimanda a quanto già riportato al corrispondente paragrafo della Relazione sulla Gestione della Capogruppo.
In accordo con quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia, i suddetti eventi che presentano impatti sulla situazione patrimoniale, economica e finanziaria del Gruppo sono riportati nella Parte A.1, Sezione 4, della nota integrativa consolidata.

L'evoluzione prevedibile della gestione nell'esercizio 2007

L'andamento dei risultati consolidati è fortemente dipendente da quello della Capogruppo. Si rinvia pertanto integralmente alla Relazione sulla Gestione a corredo del bilancio della Capogruppo stessa, sia per quanto riguarda i riferimenti alle previsioni economiche sia per gli obiettivi attesi, il cui perseguimento determinerà l'evoluzione della gestione anche a livello di Gruppo.

STRUTTURA DEL BILANCIO CONSOLIDATO

Introduzione

In qualità di Capogruppo del Gruppo Banca CR Firenze ("Il Gruppo") ai sensi degli artt. da 60 a 64 del Decreto Legislativo 385/1993, Banca CR Firenze S.p.A. è tenuta a predisporre il bilancio consolidato in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia n. 262 del 22 dicembre 2005 "I bilanci delle banche: schemi e regole di compilazione". A tale proposito si ricorda che, in forza della sopramenzionata normativa, Il Gruppo ha redatto per la prima volta il bilancio consolidato applicando i principi IAS/IFRS al 31 dicembre 2005; per informazioni più dettagliate riferite alla prima applicazione (*First Time Adoption - FTA*) da parte del Gruppo si rimanda pertanto a quanto riportato al punto A.1 Parte Generale - Sezione 5 della "Parte A - Politiche Contabili" della nota integrativa al bilancio consolidato al 31 dicembre 2005.

Il bilancio consolidato al 31 dicembre 2006 è corredato dalla relazione degli Amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, gli schemi del bilancio consolidato sono redatti in migliaia di euro, mentre la nota integrativa consolidata è redatta in milioni di euro, poiché il totale attivo del Gruppo supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; per tutti i suddetti documenti sono inoltre riportati, laddove richiesto dalla suddetta normativa ovvero ritenuto opportuno per fornire un'informativa ancora più accurata, gli importi relativi all'esercizio precedente.

Si precisa inoltre che in seguito all'acquisizione della quota di controllo di Banca CR Firenze Romania S.A. ed alla cessione dei pacchetti azionari di maggioranza di Cerit S.p.A. e SRT S.p.A, avvenute nell'anno 2006, negli schemi di stato patrimoniale, conto economico e rendiconto finanziario è stata aggiunta una colonna contenente i valori al 31 dicembre 2005 "pro-forma" e nel suddetto rendiconto è stata riportata anche una colonna che espone i saldi al 31 dicembre 2006 "pro-forma", determinando tutti i relativi importi ipotizzando di retrodatare convenzionalmente al 1° gennaio 2005 gli effetti derivanti dalle operazioni straordinarie sopra indicate; per quanto riguarda le tabelle di nota integrativa, i relativi dati di raffronto non sono stati "pro-formati" e le eventuali variazioni di maggior rilievo sono state commentate nelle singole Sezioni. Si precisa infine che i suddetti dati "pro-forma" al 31 dicembre 2005 non sono stati assoggettati a revisione contabile.

Il bilancio consolidato del Gruppo al 31 dicembre 2006 viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers S.p.A., in esecuzione della delibera assembleare del 27 aprile 2006, che ha attribuito l'incarico alla suddetta società per il seennio 2006/2011.

Stato patrimoniale consolidato

Voci dell'attivo *(Importi in migliaia di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (*)	31 dicembre 2005 (**)
10. Cassa e disponibilità liquide	230.321	165.039	184.996
20. Attività finanziarie detenute per la negoziazione	546.171	640.588	640.588
30. Attività finanziarie valutate al fair value	1.531.303	1.563.386	1.563.386
40. Attività finanziarie disponibili per la vendita	3.302.955	3.000.815	2.994.699
60. Crediti verso banche	1.672.178	1.534.003	1.526.124
70. Crediti verso clientela	14.627.955	13.267.889	13.147.857
80. Derivati di copertura	6.829	50.959	50.959
100. Partecipazioni	476.083	442.885	435.139
110. Riserve tecniche a carico dei riassicuratori	195	643	643
120. Attività materiali	445.750	441.622	439.315
130. Attività immateriali	334.228	335.140	313.195
di cui:			
- avviamento	*318.053*	*312.878*	*290.854*
140. Attività fiscali	273.860	251.717	252.982
a) correnti	*184.632*	*152.700*	*153.965*
b) anticipate	*89.228*	*99.017*	*99.017*
160. Altre attività	365.075	404.703	626.544
Totale dell'attivo	**23.812.903**	**22.099.389**	**22.176.427**

Voci del passivo e del patrimonio netto *(Importi in migliaia di euro)*	31 dicembre 2006	31 dicembre 2005 pro-forma (*)	31 dicembre 2005 (**)
10. Debiti verso banche	816.012	883.075	873.349
20. Debiti verso clientela	11.389.487	10.376.389	10.344.555
30. Titoli in circolazione	5.569.033	5.158.996	5.158.996
40. Passività finanziarie di negoziazione	50.657	35.502	35.502
50. Passività finanziarie valutate al fair value	1.098.789	1.786.272	1.786.272
60. Derivati di copertura	28.974	16.880	16.880
80. Passività fiscali	159.438	181.879	182.617
a) correnti	*135.110*	*124.887*	*125.748*
b) differite	*24.328*	*56.992*	*56.869*
100. Altre passività	940.346	859.221	980.379
110. Trattamento di fine rapporto del personale	180.100	191.815	193.393
120. Fondi per rischi e oneri:	267.815	254.166	254.558
a) quiescenza e obblighi simili	*191.689*	*197.888*	*197.888*
b) altri fondi	*76.126*	*56.278*	*56.670*
130. Riserve tecniche	1.547.241	929.362	929.362
140. Riserve da valutazione	(12.074)	148.310	148.310
170. Riserve	433.416	323.593	322.110
180. Sovrapprezzi di emissione	101.310	57.555	57.555
190. Capitale	827.307	648.116	648.116
210. Patrimonio di pertinenza di terzi (+/-)	143.985	99.878	95.455
220. Utile (Perdita) d'esercizio (+/-)	271.067	148.380	149.018
Totale del passivo e del patrimonio netto	**23.812.903**	**22.099.389**	**22.176.427**

(*) I dati di stato patrimoniale al 31 dicembre 2005 pro-forma sono stati determinati a fini raffrontativi allo scopo di tener conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore della riscossione dei tributi, dismesse durante l'anno, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006.

(**) I saldi raffrontativi dell'esercizio precedente sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze, emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e recepita nella redazione dei bilanci individuali delle società del Gruppo, per i quali la data transizione a tali principi è stata il 31 dicembre 2006; in proposito si precisa che le suddette riclassifiche non hanno prodotto alcun effetto sull'utile e sul patrimonio netto consolidati al 31 dicembre 2005, come dettagliatamente illustrato nella Parte A, Sezione 5 della nota integrativa consolidata.

Conto economico consolidato

Voci *(Importi in migliaia di euro)*		31 dicembre 2006	31 dicembre 2005 pro-forma (*)	31 dicembre 2005 (**)
10.	Interessi attivi e proventi assimilati	887.562	754.824	749.657
20.	Interessi passivi e oneri assimilati	(317.871)	(248.950)	(246.816)
30.	**Margine di interesse**	**569.691**	**505.874**	**502.841**
40.	Commissioni attive	285.326	285.284	316.644
50.	Commissioni passive	(63.826)	(51.373)	(51.833)
60.	**Commissioni nette**	**221.500**	**233.911**	**264.811**
70.	Dividendi e proventi simili	12.158	10.355	10.355
80.	Risultato netto dell'attività di negoziazione	38.265	36.755	36.295
90.	Risultato netto dell'attività di copertura	3.410	3.284	3.284
100.	Utili (perdite) da cessione o riacquisto di:	115.791	14.073	14.073
	b) attività finanziarie disponibili per la vendita	*112.718*	*11.530*	*11.530*
	d) passività finanziarie	*3.073*	*2.543*	*2.543*
120.	**Margine di intermediazione**	**960.815**	**804.252**	**831.659**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(51.336)	(58.907)	(56.442)
	a) crediti	*(47.978)*	*(55.555)*	*(53.090)*
	b) attività finanziarie disponibili per la vendita	*(1.386)*	*(1.536)*	*(1.536)*
	d) altre operazioni finanziarie	*(1.972)*	*(1.816)*	*(1.816)*
140.	**Risultato netto della gestione finanziaria**	**909.479**	**745.345**	**775.217**
110.+150.+160.	Risultato netto della gestione assicurativa (***)	24.069	4.666	4.666
170.	**Risultato netto della gestione finanziaria e assicurativa**	**933.548**	**750.011**	**779.883**
180.	Spese amministrative:	(601.259)	(604.859)	(632.622)
	a) spese per il personale	(400.054)	(390.887)	(403.856)
	b) altre spese amministrative	(201.205)	(213.972)	(228.766)
190.	Accantonamenti netti ai fondi per rischi e oneri	(32.216)	(17.377)	(17.490)
200.	Rettifiche/Riprese di valore nette su attività materiali	(24.007)	(26.589)	(26.475)
210.	Rettifiche/Riprese di valore nette su attività immateriali	(17.322)	(24.185)	(24.932)
220.	Altri oneri/proventi di gestione	95.093	123.684	125.024
230.	**Costi operativi**	**(579.711)**	**(549.326)**	**(576.495)**
240.	Utili (Perdite) delle partecipazioni	56.812	61.451	61.451
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1.195	1.223	1.223
270.	Utili (Perdite) da cessione di investimenti	1.904	4.405	4.404
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**413.748**	**267.764**	**270.466**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(111.184)	(93.450)	(95.592)
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**302.564**	**174.314**	**174.874**
320.	**Utile (Perdita) d'esercizio**	**302.564**	**174.314**	**174.874**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(31.497)	(25.934)	(25.856)
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**271.067**	**148.380**	**149.018**

(*) I dati di conto economico al 31 dicembre 2005 pro-forma sono stati determinati a fini raffrontativi allo scopo di tener conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore della riscossione tributi, dismesse durante l'anno, nonché dell'inclusione nel perimetro di consolidamento della controllata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006.

(**) I saldi raffrontativi dell'esercizio precedente sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze, emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e recepita nella redazione dei bilanci individuali delle società del Gruppo, per i quali la data di transizione a tali principi è stata il 31 dicembre 2006; in proposito si precisa che le suddette riclassifiche non hanno prodotto alcun effetto sull'utile e sul patrimonio netto consolidati al 31 dicembre 2005, come dettagliatamente illustrato nella Parte A, Sezione 5 della nota integrativa consolidata.

(***) Le voci 110 "Risultato netto delle attività finanziarie valutate al fair value", 150 "Premi netti" e 160 "Saldo altri oneri e proventi della gestione assicurativa" sono state accorpate nella riga "Risultato netto della gestione assicurativa", rappresentando sinteticamente il risultato tipico del comparto assicurativo, al fine di consentire una più chiara esposizione di tale risultato, in quanto si è ritenuto opportuno separare il suddetto comparto dalla gestione caratteristica del Gruppo Bancario. Per un'analisi di dettaglio della composizione delle suddette voci si rimanda a quanto riportato nella nota integrativa consolidata, Parte C, Sezioni 9 e 10.

Prospetto delle variazioni del patrimonio netto consolidato

(importi in migliaia di euro)	Esistenze al 31.12.2005 di pertinenza del Gruppo	Esistenze al 31.12.2005 di pertinenza di terzi (**)	Allocazione risultato esercizio precedente: Riserve di pertinenza del Gruppo	Allocazione risultato esercizio precedente: Riserve di pertinenza di terzi (**)	Allocazione risultato esercizio precedente: Dividendi e altre destinazioni	Variazioni dell'esercizio: Variazioni di riserve di pertinenza del Gruppo	Variazioni dell'esercizio: Variazioni di riserve di pertinenza di terzi (**)	Variazioni dell'esercizio – Operazioni sul patrimonio netto: Emissione nuove azioni (*)	Variazioni dell'esercizio – Operazioni sul patrimonio netto: Stock options	Variazioni dell'esercizio: Utile (Perdita) di esercizio al 31.12.2006 di pertinenza del Gruppo	Variazioni dell'esercizio: Utile (Perdita) di esercizio al 31.12.2006 di pertinenza di terzi (**)	Patrimonio netto al 31.12.2006 di pertinenza del Gruppo	Patrimonio netto al 31.12.2006 di pertinenza di terzi (**)
Capitale:	**648.116**							**176.658**	**2.533**			**827.307**	
a) azioni ordinarie	648.116							176.658	2.533			827.307	
b) altre azioni													
Sovrapprezzi di emissione	**57.555**							**41.944**	**1.811**			**101.310**	
Riserve	**340.782**	**39.460**	**88.486**	**25.858**		**(6.781)**	**45.646**	**10.929**				**433.416**	**110.964**
a) di utili	387.204	38.828	57.609	25.858		(49.114)	45.696	(404)				395.295	110.382
b) altre	(46.422)	632	30.877			42.333	(50)	11.333				38.121	582
Riserve da valutazione:	**129.823**	**30.137**				**(58.666)**	**(28.613)**	**(83.231)**				**(12.074)**	**1.524**
a) disponibili per la vendita	46.592	4.461				(58.666)	(2.937)				(12.074)	1.524	
b) copertura flussi finanziari													
c) rivalutazione immobili ed attività materiali	83.231	25.676					(25.676)	(83.231)					
Utile (Perdita) di esercizio	**149.018**	**25.858**	**(88.486)**	**(25.858)**	**(60.532)**					**271.067**	**31.497**	**271.067**	**31.497**
Patrimonio netto	**1.325.294**	**95.455**			**(60.532)**	**(65.447)**	**17.033**	**146.300**	**4.344**	**271.067**	**31.497**	**1.621.026**	**143.985**

(*) Tale colonna include gli aumenti di capitale sociale gratuito e ed a pagamento effettuati dalla Capogruppo nel corso dell'esercizio 2006; in particolare l'aumento gratuito, che ha tra l'altro determinato l'incremento del valore nominale di ciascuna azione da euro 0,57 ad euro 0,60, ha avuto luogo mediante l'utilizzo della riserva di rivalutazione degli immobili e dei sovrapprezzi di emissione, per importi rispettivamente pari a 68 milioni di euro e 57 milioni di euro, mentre l'aumento a pagamento, per complessivi 150 milioni di euro inclusivi del relativo sovrapprezzo, ha comportato l'emissione di n. 85.928.286 nuove azioni.

(**) Le colonne indicate sono state inserite come da istruzioni impartite dalla Banca d'Italia ed includono la movimentazione delle componenti del patrimonio netto di pertinenza di terzi, di cui si fornisce dettaglio nella nota integrativa, Parte B, Sezione 16 del passivo.

Rendiconto finanziario consolidato

METODO INDIRETTO

(Importi in migliaia di euro)	Importo 31 dicembre 2006	31 dicembre 2006 pro-forma	31 dicembre 2005	31 dicembre 2005 pro-forma
A. ATTIVITÀ OPERATIVA				
1. Gestione	**889.877**	**916.472**	**498.094**	**469.768**
- risultato d'esercizio (+/-)	271.067	271.067	149.018	148.380
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al *fair value* (-/+)	(56.950)	(56.950)	(22.566)	(22.566)
- plus/minusvalenze su attività di copertura (-/+)	(3.410)	(3.410)	(3.284)	(3.284)
- rettifiche/riprese di valore nette per deterioramento (+/-)	84.342	84.342	77.201	79.730
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	41.329	41.329	54.599	50.774
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	32.216	32.216	17.257	17.377
- altri proventi/oneri assicurativi non incassati (-/+)	492.939	492.939	328.634	328.634
- imposte e tasse non liquidate (+)	125.651	125.651	99.573	99.573
- altri aggiustamenti (+/-)	(97.307)	(70.712)	(202.338)	(228.850)
2. Liquidità generata/assorbita dalle attività finanziarie	**(1.571.645)**	**(1.659.459)**	**(1.182.966)**	**(1.223.212)**
- attività finanziarie detenute per la negoziazione	105.391	105.391	143.329	123.908
- attività finanziarie valutate al fair value	77.879	77.879	(137.227)	(137.227)
- attività finanziarie disponibili per la vendita	(309.222)	(303.106)	(287.635)	(293.751)
- crediti verso banche	(146.054)	(138.175)	16.604	154.711
- crediti verso clientela	(1.561.108)	(1.441.076)	(970.974)	(1.094.697)
- altre attività	261.469	39.628	52.937	23.844
3. Liquidità generata/assorbita dalle passività finanziarie	**669.612**	**750.788**	**815.114**	**872.611**
- debiti verso banche	(57.337)	(67.063)	(109.189)	(99.761)
- debiti verso clientela	1.044.932	1.013.098	432.895	555.829
- titoli in circolazione	410.037	410.037	516.316	427.015
- passività finanziarie di negoziazione	15.155	15.155	(22.874)	(6.787)
- passività finanziarie valutate al fair value	(687.483)	(687.483)	12.989	12.989
- altre passività	(55.692)	67.044	(15.023)	(16.674)
Liquidità netta generata/assorbita dall'attività operativa	**(12.156)**	**7.801**	**130.242**	**119.167**
B. ATTIVITÀ DI INVESTIMENTO				
1. Liquidità generata da	**3.447**	**3.447**	**23.696**	**23.696**
- vendite di attività materiali	3.447	3.447	23.696	23.696
2. Liquidità assorbita da	**(31.734)**	**(31.734)**	**(51.218)**	**(51.218)**
- acquisti di partecipazioni	(1.000)	(1.000)		
- acquisti di attività materiali	(18.802)	(18.802)	(14.398)	(14.398)
- acquisti di attività immateriali	(11.932)	(11.932)	(36.820)	(36.820)
Liquidità netta generata/assorbita dall'attività d'investimento	**(28.287)**	**(28.287)**	**(27.522)**	**(27.522)**
C. ATTIVITÀ DI PROVVISTA				
- emissioni/acquisti di azioni proprie	146.300	146.300		
- distribuzione dividendi e altre finalità	(60.532)	(60.532)	(60.374)	(60.374)
Liquidità netta generata/assorbita dall'attività di provvista	**85.768**	**85.768**	**(60.374)**	**(60.374)**
LIQUIDITÀ NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**45.325**	**65.282**	**42.346**	**31.271**

LEGENDA: (+) generata (-) assorbita

N.B.: I dati al 31 dicembre 2006 "pro-forma" ed al 31 dicembre 2005 "pro-forma" sono stati determinati mediante il raffronto dei saldi patrimoniali dell'esercizio con quelli dell'esercizio precedente a perimetro omogeneo.

RICONCILIAZIONE

Voci di bilancio *(Importi in migliaia di euro)*	Importo			
	31 dicembre 2006	31 dicembre 2006 pro-forma	31 dicembre 2005	31 dicembre 2005 pro-forma
Cassa e disponibilità liquide all'inizio dell'esercizio	184.996	165.039	136.608	133.768
Liquidità totale netta generata/assorbita nell'esercizio	45.325	65.282	42.346	31.271
Cassa e disponibilità liquide alla chiusura dell'esercizio	230.321	230.321	178.954	165.039

N.B.: I dati al 31 dicembre 2006 "pro-forma" ed al 31 dicembre 2005 "pro-forma" sono stati determinati mediante il raffronto dei saldi patrimoniali dell'esercizio con quelli dell'esercizio precedente a perimetro omogeneo.

NOTA INTEGRATIVA CONSOLIDATA

Parte A - Politiche contabili

A.1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio consolidato del Gruppo per l'esercizio 2006 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'*International Accounting Standard Board*, adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni dell'*International Financial Reporting Interpretations Commitee.*

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per assicuragarantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti di bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, sa menlvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'a interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione*: ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione*: è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio precedente*: gli schemi ed i prospetti .di bilancio riportano i valori dell'esercizio precedente eventualmente adattati, ove possibile, per assicurare la loro comparabilità.

Sezione 3 - Area e metodi di consolidamento

Principi e metodi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva ed alle società controllate in via congiunta sono regolate dai seguenti criteri:

Controllate in via esclusiva: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.

Controllate in via congiunta: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.

Nella Sezione 10 della Parte B - Attivo della presente nota integrativa è riportato l'elenco delle partecipazioni valutate secondo il metodo del patrimonio netto.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai principi IAS/IFRS e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo. Nell'area di consolidamento sono pertanto comprese le seguenti società:

Denominazione Imprese	Sede	Tipo di rapporto (1)	Rapporto di partecipazione: Impresa partecipante	Rapporto di partecipazione: Quota %
A. Imprese				
A.1 Consolidate integralmente				
1. Cassa di Risparmio di Firenze S.p.A.	Firenze	1		
2. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	1	A.1.1	60,000
3. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	1	A.1.1	73,570
4. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (RM)	1	A.1.1	51,000
5. Cassa di Risparmio della Spezia S.p.A.	La Spezia (SP)	1	A.1.1	68,090
6. Banca C.R. Firenze Romania S.A.	Bucarest (RO)	1	A.1.1	56,227
7. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	1	A.1.1	80,000
8. Ge.FI.L. S.p.A.	La Spezia (SP)	1	A.1.5	100,000
9. Infogroup S.p.A.	Firenze	1	A.1.1	94,000
			A.1.2	4,000
			A.1.3	1,000
			A.1.4	1,000
10. Immobiliare Nuova Sede S.r.l.	Firenze	1	A.1.1	100,000
11. Citylife S.p.A.	Firenze	1	A.1.1	60,000
			A.1.9	40,000
12. Perseo Finance S.r.l.	Conegliano Veneto (TV)	1	A.1.1	60,000
13. Centrovita Assicurazioni S.p.A.	Firenze	1	A.1.1	43,000
			A.1.2	8,000
14. CR Firenze Mutui S.r.l.	Conegliano Veneto (TV)	4	A.1.1	10,000

LEGENDA:

(1) Tipo di rapporto:
1 = maggioranza dei diritto di voto nell'assemblea ordinaria
2 = influenza dominante nell'assemblea ordinaria
3 = accordi con altri soci
4 = altre forme di controllo
5 = direzione unitaria ex art. 26, comma 1, del "decreto legislativo 87/92"
6 = direzione unitaria ex art. 26, comma 2, del "decreto legislativo 87/92"
7 = controllo congiunto

Si precisa che non vi sono limitazioni all'esercizio dei diritti di voto.

Sezione 4 - Eventi successivi alla data di riferimento del bilancio consolidato

Nella presente Sezione vengono riportati gli eventi successivi alla data di chiusura dell'esercizio che in base a quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia devono essere menzionati nella nota integrativa illustrandone, laddove possibile, la natura e gli effetti stimati sulla situazione patrimoniale, economica e finanziaria del Gruppo.

Nel secondo semestre dell'anno 2006 sono stati perfezionati i contratti di cessione a Riscossione S.p.A., da parte della Capogruppo del 100% di Cerit S.p.A. e da parte della Cassa di Risparmio della Spezia S.p.A. del 75% di SRT S.p.A., che rimandano la determinazione del prezzo di cessione di tali partecipazioni ai risultati di una procedura di revisione delle situazioni patrimoniali di cessione al 31 agosto 2006, da svolgersi ad inizio 2007; in base agli accordi, il prezzo sarà pari al netto patrimoniale di cessione ad esito della suddetta revisione e sarà corrisposto ai cedenti in azioni Riscossione

S.p.A. rivenienti da un aumento di capitale della stessa, da eseguirsi entro il 28 febbraio 2007; tale termine è stato prorogato al 31 maggio 2007, anche per consentire a tutti i cedenti (una buona parte delle aziende del sistema bancario italiano) delle società ex concessionarie al soggetto pubblico di valutare la proposta di Riscossione S.p.A. di corrispondere in contropartita, anziché azioni Riscossione S.p.A., strumenti finanziari non partecipativi ai sensi dell'articolo 2346, comma 6, del Codice Civile. Il Gruppo riceverà inoltre, ad integrazione prezzo, la quota dell'utile 2006 di sua competenza, che sarà pagata da Riscossione S.p.A. in contanti dopo l'approvazione del bilancio 2006 di Cerit S.p.A. ed SRT S.pA. In seguito al sopramenzionato evento, è stata effettuata la *derecognition* delle partecipazioni nelle due società, rilevando in contropartita un credito verso la cessionaria Riscossione S.p.A., pari al prezzo di cessione come determinabile alla data di chiusura dell'esercizio.
Con provvedimento del 15 gennaio 2007 Soprarno SGR S.p.A., società costituita dalla Capogruppo nel mese di agosto 2006 in partnership paritetica (50%) con Banca Ifigest S.p.A., è stata autorizzata alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236; come previsto dagli accordi sottoscritti in fase di costituzione, nel mese di marzo 2007 entrambi i soci hanno ceduto, a scopo di fidelizzazione ed incentivazione, una quota pari al 2,5% a due gestori della società, riducendo le proprie rispettive interessenze al 47,5%.
In data 2 marzo 2007 Banca CR Firenze S.p.A. e la Fondazione Cassa di Risparmio della Spezia hanno sottoscritto un accordo in base al quale la banca si è impegnata ad acquistare dalla Fondazione, per un corrispettivo di 47,6 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,9065% del capitale sociale, non appena la Fondazione avrà ottenuto il nulla osta da parte del Ministero dell'Economia e quando si sarà perfezionato l'iter autorizzativo ed amministrativo che consentirà l'adozione di un nuovo Statuto Sociale per Cassa di Risparmio della Spezia S.p.A.. Nel nuovo Statuto Sociale saranno riflessi i principali accordi di governance alla base di un nuovo Patto Parasociale tra i due soci di Cassa di Risparmio della Spezia S.p.A. che entrerà in vigore, in sostituzione di quello vigente, alla data del predetto trasferimento azionario. Con l'acquisizione azionaria Banca CR Firenze S.p.A. diverrà titolare del 79,99977% del capitale sociale di Cassa di Risparmio della Spezia S.p.A.
Contestualmente al trasferimento delle azioni, che avverrà presumibilmente entro il primo semestre 2007, la Fondazione perderà il diritto di cedere a Banca CR Firenze S.p.A. le residue azioni Cassa di Risparmio della Spezia S.p.A. di cui rimarrà proprietaria (circa il 20,00023% del capitale) ovvero decadrà l'opzione put in favore della Fondazione descritta nella Relazione sulla Gestione del bilancio dell'impresa, nel paragrafo "Le opzioni put".
Nel mese di dicembre 2006 la Capogruppo ha sottoscritto con Cortal Consors S.A. un contratto per l'acquisto del ramo di azienda promotori finanziari Cortal, cui si fa riferimento nel paragrafo "Le operazioni infragruppo e con parti correlate"; alla data di redazione del presente bilancio tale contratto non ha peraltro ancora avuto esecuzione in quanto non si sono verificate tutte le condizioni sospensive in esso previste, con particolare riferimento all'ottenimento delle necessarie autorizzazioni e nulla osta da parte delle autorità competenti.
Il 15 gennaio 2007 è stata ceduta, per un corrispettivo pari a 0,4 milioni di euro, l'intera partecipazione in Raccorderie Metalliche S.p.A., acquisita dalla Capogruppo in seguito all'incorporazione di Cassa di Risparmio di Mirandola S.p.A. e rappresentata da n.133.000 azioni ordinarie (4,376%) la partecipazione è stata ceduta in base a preesistenti accordi di *way-out* per la dismissione graduale dell'interessenza, firmati da Cassa di Risparmio di Mirandola S.p.A. con gli azionisti di maggioranza.

Sezione 5 - Altri aspetti

5.1 Riclassifica dei saldi raffrontativi del bilancio consolidato al 31 dicembre 2006

In seguito all'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nei bilanci individuali predisposti dalle società del Gruppo, per i quali la data di transizione ai sopramenzionati principi contabili è stata il 31 dicembre 2006, ai fini della redazione del bilancio consolidato sono state adottate, rispetto ai criteri utilizzati nell'esercizio precedente, diverse modalità di rappresentazione di alcune voci; di conseguenza, per tenere conto di tali variazioni, si è reso necessario apportare alcune riclassificazioni ai valori consolidati degli schemi di stato patrimoniale e conto economico nonché di alcune tabelle della nota integrativa al 31 dicembre 2005, riportati a fini raffrontativi nel bilancio consolidato 2006, senza peraltro ritenere opportuno modificare anche i valori contenuti nei restanti schemi e tabelle di nota integrativa di tale bilancio riferiti all'esercizio precedente.
Le suddette riclassifiche, di seguito dettagliatamente esposte, non hanno prodotto alcun effetto sul patrimonio netto e sull'utile netto consolidati relativi all'esercizio precedente.

Stato patrimoniale consolidato

	Voci dell'attivo *(Importi in milioni di euro)*	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Cassa e disponibilità liquide	179	6	185	**1**
20.	Attività finanziarie detenute per la negoziazione	621	20	641	**2**
30.	Attività finanziarie valutate al *fair value*	1.563		1.563	
40.	Attività finanziarie disponibili per la vendita	2.995		2.995	
60.	Crediti verso banche	1.532	(6)	1.526	**3**
70.	Crediti verso clientela	13.147	1	13.148	**4**
80.	Derivati di copertura	51		51	
100.	Partecipazioni	435		435	
110.	Riserve tecniche a carico dei riassicuratori	1		1	
120.	Attività materiali	447	(8)	439	**5**
130.	Attività immateriali	311	2	313	**5**
	di cui:				
	- *avviamento*	*291*		*291*	
140.	Attività fiscali	243	10	253	**6**
	a) correnti	*141*	*13*	*154*	
	b) anticipate	*102*	*(3)*	*99*	
160.	Altre attività	637	(10)	627	**7**
	Totale dell'attivo	**22.162**	**15**	**22.177**	

	Voci del passivo e del patrimonio netto *(Importi in milioni di euro)*	31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Debiti verso banche	873		873	
20.	Debiti verso clientela	10.254	91	10.345	**1**
30.	Titoli in circolazione	5.248	(89)	5.159	**2**
40.	Passività finanziarie di negoziazione	20	16	36	**3**
50.	Passività finanziarie valutate al *fair value*	1.786		1.786	
60.	Derivati di copertura	17		17	
80.	Passività fiscali	184	(1)	183	**4**
	a) correnti	*125*	*1*	*126*	
	b) differite	*59*	*(2)*	*57*	
100.	Altre passività	982	(1)	981	**5**
110.	Trattamento di fine rapporto del personale	193		193	
120.	Fondi per rischi e oneri:	256	(1)	255	**6**
	a) quiescenza e obblighi simili	*198*		*198*	
	b) altri fondi	*58*	*(1)*	*57*	
130.	Riserve tecniche	929		929	
140.	Riserve da valutazione	130	18	148	**7**
170.	Riserve	340	(18)	322	**7**
180.	Sovrapprezzi di emissione	58		58	
190.	Capitale	648		648	
210.	Patrimonio di pertinenza di terzi (+/-)	95		95	
220.	Utile (Perdita) d'esercizio (+/-)	149		149	
	Totale del passivo e del patrimonio netto	**22.162**	**15**	**22.177**	

Conto economico consolidato

Voci *(Importi in milioni di euro)*		31 dicembre 2005	Variazioni	31 dicembre 2005 Riclassificato	Note
10.	Interessi attivi e proventi assimilati	746	4	750	1
20.	Interessi passivi e oneri assimilati	(247)		(247)	
30.	**Margine di interesse**	**499**	**4**	**503**	
40.	Commissioni attive	317		317	
50.	Commissioni passive	(52)		(52)	
60.	**Commissioni nette**	**265**		**265**	
70.	Dividendi e proventi simili	10		10	
80.	Risultato netto dell'attività di negoziazione	31	5	36	2
90.	Risultato netto dell'attività di copertura	3		3	
100.	Utili (perdite) da cessione o riacquisto di:	12	2	14	3
	b) attività finanziarie disponibili per la vendita	*10*	*2*	*12*	
	d) passività finanziarie	*2*		*2*	
120.	**Margine di intermediazione**	**820**	**11**	**832**	
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(56)	(1)	(57)	
	a) crediti	*(53)*		*(53)*	
	b) attività finanziarie disponibili per la vendita	*(2)*		*(2)*	
	d) altre operazioni finanziarie	*(1)*	*(1)*	*(2)*	4
140.	**Risultato netto della gestione finanziaria**	**764**	**11**	**775**	
110.+150.+160.	Risultato netto della gestione assicurativa	5		5	
170.	**Risultato netto della gestione finanziaria e assicurativa**	**769**	**11**	**780**	
180.	Spese amministrative:	(616)	(17)	(633)	
	a) spese per il personale	*(389)*	*(15)*	*(404)*	5
	b) altre spese amministrative	*(227)*	*(2)*	*(229)*	6
190.	Accantonamenti netti ai fondi per rischi e oneri	(17)		(17)	
200.	Rettifiche/Riprese di valore nette su attività materiali	(31)	5	(26)	7
210.	Rettifiche/Riprese di valore nette su attività immateriali	(24)	(1)	(25)	7
220.	Altri oneri/proventi di gestione	124	1	125	8
230.	**Costi operativi**	**(564)**	**(12)**	**(576)**	
240.	Utili (Perdite) delle partecipazioni	61		61	
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1		1	
270.	Utili (Perdite) da cessione di investimenti	3	1	4	9
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**270**		**270**	
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(95)		(95)	
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**175**		**175**	
320.	**Utile (Perdita) d'esercizio**	**175**		**175**	
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(26)		(26)	
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**149**		**149**	

NOTE DI COMMENTO ALLE VARIAZIONI

Attivo

1. La variazione è interamente dovuta alla riclassifica delle forme tecniche "Vaglia ed assegni circolari" dalla voce Crediti verso banche.
2. La variazione è principalmente legata alla rilevazione a "saldi aperti" dei derivati di negoziazione per circa 17 milioni di euro, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre la riclassifica delle rivalutazioni sulle operazioni fuori bilancio, pari a circa 2,5 milioni di euro, dalla voce Altre attività.
3. La variazione deriva dalla riclassifica delle forme tecniche "Vaglia ed assegni circolari" alla voce Cassa e disponibilità liquide.
4. La variazione è interamente connessa alla riclassifica delle forme tecniche "Assegni di c/c insoluti ed al protesto tratti sull'azienda" dalla voce Altre attività;
5. La variazione è interamente dovuta alla riclassifica delle spese per migliorie su beni di terzi, pari a circa 6 milioni di euro, alla voce Altre attività.
6. L'incremento è prevalentemente legato alla riclassifica dalla voce Altre attività, effettuata da una società del Gruppo, del credito d'imposta verso l'erario.
7. Il decremento è rappresentato dalla contropartita della maggior parte delle variazioni sopra esposte.

Passivo

1. La variazione è dovuta prevalentemente alla riclassifica delle forme tecniche relative agli "assegni circolari" dalla voce Titoli in circolazione.
2. La variazione è principalmente legata alla riclassifica delle forme tecniche relative agli "assegni circolari" alla voce Debiti verso clientela.
3. La variazione deriva sostanzialmente dalla rilevazione a "saldi aperti" dei derivati di negoziazione per circa 17 milioni di euro, effettuata in seguito al recepimento delle specifiche delle tabelle decisionali emesse dalla Banca d'Italia; la variazione accoglie inoltre le riclassifiche relative alle svalutazioni delle operazioni fuori bilancio, pari a circa 1 milione di euro, dalla voce Altre passività, nonché alla riconduzione dei ratei passivi su pronti contro termine alla voce Debiti verso clientela per circa 2 milioni di euro.
4. Il decremento netto è principalmente legato alle riclassifiche effettuate da una banca del Gruppo di parte delle "passività fiscali differite" dalle "attività fiscali anticipate".
5. La variazione è legata prevalentemente alla riclassifica delle svalutazioni delle operazioni fuori bilancio, pari a circa 1 milione di euro, alla voce Passività finanziarie di negoziazione.
6. La variazione è dovuta alle variazioni effettuate da alcune banche del Gruppo dei saldi relativi al fondo imposte, per circa 1 milione di euro, riclassificati tra le "passività fiscali correnti", oltre che all'ammontare dei fondi per rischi ed oneri su garanzie ed impegni, pari a circa 1 milione di euro, riclassificato alla voce Altre passività.
7. La variazione deriva interamente dalla riclassifica delle riserve FTA sugli immobili, utilizzate per l'aumento di capitale gratuito, dalla voce Riserve alla voce Riserve da valutazione.

Conto economico

1. L'incremento deriva sostanzialmente dalla riconduzione a voce propria degli interessi di pertinenza del Fondo Integrativo Pensione ("FIP") di alcune banche del Gruppo, per un importo pari a circa 4 milioni di euro, nonché di circa 1 milione di euro alla voce risultato netto dell'attività di negoziazione, al netto di circa 2 milioni di euro riclassificati dalla voce Interessi attivi alla voce Utili (perdite) da cessione o riacquisto di attività finanziarie disponibili per la vendita.
2. L'incremento deriva prevalentemente dalla riconduzione a voce propria dei profitti netti su operazioni finanziarie di pertinenza del FIP di alcune banche del Gruppo, per un importo pari a circa 6 milioni di euro, al netto di oneri per circa 1 milione di euro ricondotti dalla voce Interessi attivi.
3. La variazione deriva interamente dalla riclassifica di circa 2 milioni di euro dalla voce Interessi attivi alla voce Utili (perdite) da cessione o riacquisto di attività finanziarie disponibili per la vendita.
4. La variazione è prevalentemente legata alla riclassifica degli accantonamenti ai fondi rischi su garanzie ed impegni dalla voce Accantonamenti netti ai fondi per rischi e oneri.
5. L'incremento deriva principalmente dalla riconduzione a voce propria degli oneri di pertinenza del FIP di alcune banche del Gruppo, per un importo pari a circa 11 milioni di euro; la variazione accoglie inoltre la riclassifica delle consulenze professionali da parte delle società strumentali, pari a circa 4 milioni di euro, dalla voce Altri oneri/proventi di gestione.
6. L'incremento è prevalentemente relativo alla riclassifica effettuata, dalle società strumentali, degli oneri per imposte indirette, pari a circa 6 milioni di euro, dalla voce Altri oneri/proventi di gestione; la variazione accoglie inoltre lo storno delle rettifiche IAS/IFRS originariamente effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, pari a circa 2 milioni di euro, oltre a maggiori elisioni per circa 6 milioni di euro relative ad oneri infragruppo verso le società strumentali.
7. La variazione è dovuta interamente alla riclassifica degli ammortamenti delle "spese per migliorie su beni di terzi", pari a circa 3 milioni di euro, alla voce Altri oneri/proventi di gestione.
8. L'incremento è rappresentato sostanzialmente dalla riclassifica, effettuata dalle società strumentali di oneri, complessivamente pari a circa 11 milioni di euro, alle voci Altre spese amministrative e Spese per il personale, al netto delle riclassifiche di plusvalenze, pari a circa 2 milioni di euro, derivanti dalla cessione di alcuni sportelli da parte di una banca del Gruppo alla voce "Utili (perdite) da cessione di investimenti", degli ammortamenti delle migliorie su beni di terzi, pari a circa 3 milioni di euro, dalle voci 200 e 210 (rettifiche/riprese di valore nette su attività materiali e immateriali), della contropartita dello storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, pari a circa 2 milioni di euro, nonché delle maggiori elisioni per circa 6 milioni di euro relative a ricavi infragruppo delle società strumentali.
9. L'incremento deriva interamente dalla riclassifica delle plusvalenze indicate nella precedente nota.

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e le minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. Attività finanziarie disponibili per la vendita

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione
Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.
I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.
Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.
Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella voce "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. Attività finanziarie detenute sino alla scadenza
(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione
Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale cate-

goria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli eventualmente oggetto di cessione a terzi sono cancellati dal bilancilo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. Crediti
(a) Criteri di iscrizione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione èviene imputata a conto economico. I crediti sono inseriti inel talesuddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.
Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:
a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:
1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione

I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. Attività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto 18 "Attività e passività assicurative".

6. Operazioni di copertura

(a) Criteri di iscrizione

Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato e/o rischi di tasso ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.
Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione

Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione
Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. Partecipazioni
(a) Criteri di iscrizione
Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.

(b) Criteri di classificazione
Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza rilevante; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) Criteri di valutazione
Le partecipazioni vengono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di cancellazione
Le attività finanziarie vengono cancellate dallo stato patrimoniale al venir meno dei diritti finanziari sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni valutate al patrimonio netto".

8. Attività materiali
(a) Criteri di iscrizione
Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione
Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione
Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti, e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti.
Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di cancellazione
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. Attività immateriali
(a) Criteri di iscrizione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti, la cui durata si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, cheda non devono pertanto essere assoggettatere pertanto ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti e gruppi di attività in via di dismissione
(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto che sono posseduti in attesa di essere alienati e le singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività.
Il saldo, positivo o negativo, dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nel conto economico..

11. Fiscalità corrente e differita
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività e le le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle e il Gruppo intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) Criteri di classificazione
Le attività e le le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) Criteri di rilevazione delle componenti reddituali
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

12. Fondi per rischi e oneri
(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione

a) Fondi di quiescenza
I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

b) Altri fondi per rischi ed oneri
Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti a fronte dei fondi in esame e gli eventuali esuberi di tali fondi vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri"; i movimenti relativi al trattamento previdenziale integrativo interno del personale vengono peraltro iscritti nella voce "spese per il personale".

13. Debiti e titoli in circolazione
(a) Criteri di iscrizione
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.
Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico.
Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo.
Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.
Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) Criteri di classificazione
I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al fair value
Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti a passività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto 18 "Attività e passività assicurative".

16. Passività associate ad attività in via di dismissione
Sono applicati i medesimi criteri previsti per le attività non correnti e gruppi di attività in via di dismissione.

17. Operazioni in valuta
(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:
1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;

2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

18. Attività e passività assicurative
Attività finanziarie valutate al *fair value*
(a) Criteri di iscrizione
(d) Criteri di cancellazione
L'iscrizione iniziale delle attività finanziarie valutate al *fair value* avviene alla data di regolamento per i titoli di debito e di capitale; all'atto della rilevazione iniziale le attività finanziarie vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio valutato al *fair value* al momento dell'acquisto e non possono essere successivamente trasferiti in altri portafogli; i titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli.
Le movimentazioni in entrata e in uscita dei titoli valutati al *fair value* sono governate dal criterio della "data di regolamento" e gli interessi sui titoli vengono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computate attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo FIFO; poiché la valutazione al *fair value* avviene con cadenza settimanale, coerentemente con quanto previsto per la valorizzazione delle polizze collegate, si ritiene che non si determinino differenze significative rispetto al costo medio ponderato continuo.

(b) Criteri di classificazione
Le attività finanziarie valutate al *fair value* accolgono i titoli relativi ai contratti di assicurazione o di investimento (ai sensi dell'IFRS 4) per i quali il rischio di investimento è sopportato dagli assicurati, in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le attività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette attività, attualmente costituite esclusivamente da quote di OICR e da obbligazioni strutturate *index linked*; in tale categoria sono state inserite anche obbligazioni strutturate *callable* e *index* che costituiscono investimenti a copertura di riserve tecniche e quindi di impegni relativi a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4.

(c) Criteri di valutazione
Per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati; per gli strumenti finanziari strutturati quotati in mercati regolamentati ma non efficienti, costituiti dalle obbligazioni strutturate *index linked*, si ritiene comunque che il prezzo rilevato rappresenti il *fair value* nonostante la particolarità del mercato di quotazione, in quanto periodicamente vengono effettuate operazioni di vendita dei suddetti titoli, secondo tali prezzi, che in ogni caso vengono periodicamente verificati attraverso modelli di calcolo adeguati per valutare l'eventuale scostamento del valore teorico degli attivi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi attivi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono registrate nella voce "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni relative ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4, quali i caricamenti espliciti gravanti sul contratto e, per i contratti che prevedono l'investimento in un fondo interno, le commissioni di gestione e voci assimilabili, vengono rilevate nella voce "commissioni attive".

Passività finanziarie valutate al *fair value*
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(b) Criteri di classificazione
Le passività finanziarie valutate al *fair value* accolgono gli impegni (riserve tecniche) relativi ai contratti di investimento, che ai sensi dell'IFRS 4 non rientrano nell'ambito di applicazione di tale principio, per i quali il rischio di investimento è sopportato dagli assicurati (e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari), corrispondenti ai titoli classificati nell'ambito delle "attività finanziarie valutate al *fair value*", in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le passività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette passività.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi passivi e le plusvalenze e minusvalenze da valutazione dei titoli vengono iscritte, rispettivamente, nelle voci "interessi passivi e oneri assimilati" e "risultato netto delle attività e passività finanziarie valutate al *fair value*"; le commissioni passive, che comprendono provvigioni di acquisto e di incasso e voci assimilabili relative sia ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4 che ai contratti di assicurazione e degli strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4, vengono rilevati nella voce "commissioni passive".

19. Altre informazioni
Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.
Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Riserve Tecniche
Le riserve tecniche relative a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 sono rilevate tra le "riserve tecniche" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "riserve tecniche a carico dei riassicuratori"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con quanto previsto dal Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS; in particolare, sono ivi comprese anche le eventuali riserve appostate a seguito della verifica di congruità delle passività ("Liability Adeguacy Test"), le passività differite verso gli assicurati derivanti dall'applicazione dello *"shadow accounting"* e la riserva per somme da pagare.
Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "premi netti" e "saldo altri proventi/oneri della gestione assicurativa" che risultano composte, rispettivamente, dalla somma algebrica della variazione netta delle riserve tecniche, dai sinistri di competenza pagati nell'esercizio e dai proventi e oneri della gestione assicurativa. I contratti non assicurativi o senza partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 che danno luogo alla rilevazione di attività e passività finanziarie vengono classificati come contratti di investimento e come tali valutati sulla base dello IAS 39 applicando un criterio di contabilizzazione analogo a quello dei depositi (*deposit accounting*); i premi ricevuti non rappresentano ricavi imputati in conto economico ma vengono rilevati come passività nello stato patrimoniale e le somme pagate non costituiscono costi portati a conto economico ma vengono rilevate a riduzione della relativa passività.

Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "rettifiche/riprese di valore nette per deterioramento di crediti"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce "altre passività".

Opzioni put
Gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra le "Altre passività" per un importo pari al valore attuale dei relativi prezzi d'esercizio.

Pagamenti basati su azioni
I piani di *stock options* deliberati dal Consiglio di Amministrazione della Capogruppo vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi
I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:
- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.
Le commissioni attive e passive relative ai contratti di investimento non rientranti nell'ambito applicativo dell'IFRS 4 ed ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

NOTA INTEGRATIVA CONSOLIDATA

Parte B - Informazioni sullo stato patrimoniale consolidato

ATTIVO

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
a) Cassa	226	226	170	32,9%
b) Depositi liberi presso Banche Centrali	4	4	15	-73,3%
Totale	**230**	**230**	**185**	**24,3%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

Voci/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006	31 dicembre 2005	variazioni %
	Quotati	Non quotati	Quotati	Non quotati			
A. Attività per cassa							
1. Titoli di debito	360	37			397	482	-17,6%
1.1 Titoli strutturati							
1.2 Altri titoli di debito	360	37			397	482	-17,6%
2. Titoli di capitale	2				2	8	-75,0%
3. Quote di O.I.C.R.	7	4	85		96	107	-10,3%
4. Finanziamenti							
4.1 Pronti contro termine attivi							
4.2 Altri							
5. Attività deteriorate							
6. Attività cedute non cancellate							
Totale A	**369**	**41**	**85**		**495**	**597**	**-17,1%**
B. Strumenti derivati							
1. Derivati finanziari		51			51	44	15,9%
1.1 di negoziazione		33			33	42	-21,4%
1.2 connessi con la fair value option							
1.3 altri		18			18	2	800,0%
2. Derivati creditizi							
2.1 di negoziazione							
2.2 connessi con la fair value option							
2.3 altri							
Totale B		**51**			**51**	**44**	**15,9%**
Totale (A+B)	**369**	**92**	**85**		**546**	**641**	**-14,8%**

I derivati finanziari "altri" sono rappresentati da contratti stipulati a fronte di emissioni per le quali si è proceduto allo scorporo della componente derivativa implicita accolta nel contratto ospite.

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti					
Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività per cassa					
1. Titoli di debito	**397**		**397**	**482**	**-17,6%**
a) Governi e Banche Centrali	34		34	101	-66,3%
b) Altri enti pubblici				10	-100,0%
c) Banche	292		292	270	8,1%
d) Altri emittenti	71		71	101	-29,7%
2. Titoli di capitale	**2**		**2**	**8**	**-75,0%**
a) Banche					
b) Altri emittenti:	2		2	8	-75,0%
- imprese di assicurazione	1		1	2	-50,0%
- società finanziarie					
- imprese non finanziarie	1		1	6	-83,3%
- altri					
3. Quote di O.I.C.R.	**11**	**85**	**96**	**107**	**-10,3%**
4. Finanziamenti					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
5. Attività deteriorate					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
6. Attività cedute non cancellate					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri emittenti					
Totale A	**410**	**85**	**495**	**597**	**-17,1%**
B. Strumenti derivati	**51**		**51**	**44**	**15,9%**
a) Banche	27		27	31	-12,9%
b) Clientela	24		24	13	84,6%
Totale B	**51**		**51**	**44**	**15,9%**
Totale (A+B)	**461**	**85**	**546**	**641**	**-14,8%**

Nello schema gli strumenti derivati vengono chiusi sul mercato principalmente con le seguenti controparti istituzionali: Calyon, Banca IMI, Barclays, Goldman Sachs e Société Genérale.

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati di negoziazione

2.3.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- *opzioni acquistate*								
- *altri derivati*								
• senza scambio di capitale								
- *opzioni acquistate*								
- *altri derivati*								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	**28**	**1**	**18**		**4**	**51**	**44**	**15,9%**
• con scambio di capitale		1				1	3	-66,7%
- *opzioni acquistate*								
- *altri derivati*		*1*				*1*	*3*	*-66,7%*
• senza scambio di capitale	28		18		4	50	41	22,0%
- *opzioni acquistate*			*18*			*18*	*11*	*63,6%*
- *altri derivati*	*28*				*4*	*32*	*30*	*6,7%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**28**	**1**	**18**		**4**	**51**	**44**	**15,9%**
Totale (A+B)	**28**	**1**	**18**		**4**	**51**	**44**	**15,9%**

Nello schema i derivati non quotati sono prevalentemente costituiti da "altri derivati" relativi ai contratti pareggiati nei confronti della clientela, nonché da "opzioni acquistate" rappresentate da contratti stipulati a fronte di emissioni per le quali si è proceduto allo scorporo della componente derivativa implicita accolta nel contratto ospite.

2.4 Attività finanziarie per cassa detenute per la negoziazione (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

2.4.1 Di pertinenza del gruppo bancario

Variazioni/Attività	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**482**	**8**	**13**		**503**
B. Aumenti	**19.533**	**774**	**1.122**		**21.429**
B1. Acquisti	19.512	773	1.121		21.406
B2. Variazioni positive di fair value			1		1
B3. Altre variazioni	21	1			22
C. Diminuzioni	**19.618**	**780**	**1.124**		**21.522**
C1. Vendite	19.589	779	1.124		21.492
C2. Rimborsi	16				16
C3. Variazioni negative di fair value					
C4. Altre variazioni	13	1			14
D. Rimanenze finali	**397**	**2**	**11**		**410**

Il portafoglio degli strumenti di debito detenuti per la negoziazione registra, rispetto alle esistenze iniziali, un decremento riconducibile alle cessioni operate sul portafoglio del Fondo Integrativo di Previdenza.

2.4.2 Di pertinenza delle imprese di assicurazione

Variazioni/Attività	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali			**94**		**94**
B. Aumenti			**74**		**74**
B1. Acquisti			64		64
B2. Variazioni positive di fair value			10		10
B3. Altre variazioni					
C. Diminuzioni			**83**		**83**
C1. Vendite			82		82
C2. Rimborsi					
C3. Variazioni negative di fair value			1		
C4. Altre variazioni					
D. Rimanenze finali			**85**		**85**

Il portafoglio degli strumenti finanziari detenuti per la negoziazione registra, rispetto alle rimanenze iniziali, un decremento netto delle attività finanziarie da ascriversi alle quote di O.I.C.R. per 9 milioni di euro.

Sezione 3 - Attività finanziarie valutate al fair value - Voce 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

Voci/Valori	Imprese di assicurazione				
	Quotati	Non quotati	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito		**419**	**419**	**424**	**-1,2%**
1.1 Titoli strutturati		419	419	424	-1,2%
1.2 Altri titoli di debito					
2. Titoli di capitale					
3. Quote di O.I.C.R.		**1.112**	**1.112**	**1.139**	**-2,4%**
4. Finanziamenti					
4.1 Strutturati					
4.2 Altri					
5. Attività deteriorate					
6. Attività cedute non cancellate					
Totale		**1.531**	**1.531**	**1.563**	**-2,0%**
Costo		**1.531**	**1.531**	**1.563**	**-2,0%**

Il portafoglio degli strumenti finanziari valutati al fair value è costituito da titoli di debito non quotati e da quote di O.I.C.R. non quotate, da ascriversi completamente a Centrovita Assicurazioni S.p.A.

3.2 Attività finanziarie valutate al *fair value*: composizione per debitori/emittenti				
Voci/Valori	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito	**419**	**419**	**424**	**-1,2%**
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche	419	419	424	-1,2%
d) Altri emittenti				
2. Titoli di capitale				
a) Banche				
b) Altri emittenti:				
- imprese di assicurazione				
- società finanziarie				
- imprese non finanziarie				
- altri				
3. Quote di O.I.C.R.	**1.112**	**1.112**	**1.139**	**-2,4%**
4. Finanziamenti				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
5. Attività deteriorate				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
6. Attività cedute non cancellate				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
Totale	**1.531**	**1.531**	**1.563**	**-2,0%**

Il portafoglio degli strumenti finanziari valutati al fair value è composto in prevalenza da quote di O.I.C.R. e residualmente da titoli di debito.

3.3 Attività finanziarie valutate al fair value (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

3.3.2 Di pertinenza delle imprese di assicurazione					
Variazioni/Attività	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**424**		**1.139**		**1.563**
B. Aumenti	**290**		**108**		**398**
B1. Acquisti	193		105		298
B2. Variazioni positive di fair value	11		3		14
B3. Altre variazioni	86				86
C. Diminuzioni	**295**		**135**		**430**
C1. Vendite					
C2. Rimborsi	283		83		366
C3. Variazioni negative di fair value	12		52		64
C4. Altre variazioni					
D. Rimanenze finali	**419**		**1.112**		**1.531**

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Titoli di debito	**646**	**100**	**904**		**1.550**	**100**	**1.319**	**142**	**17,5%**	**-29,6%**
1.1 Titoli strutturati										
1.2 Altri titoli di debito	646	100	904		1.550	100	1.319	142	17,5%	-29,6%
2. Titoli di capitale	**4**	**194**			**4**	**194**	**157**	**178**	**-97,5%**	**9,0%**
2.1 Valutati al fair value	4	95			4	95	157	92	-97,5%	3,3%
2.2 Valutati al costo		99				99		86		15,1%
3. Quote di O.I.C.R.	**32**	**80**	**2**		**34**	**80**	**25**	**82**	**36,0%**	**-2,4%**
4. Finanziamenti										
5. Attività deteriorate							**2**		**-100,0%**	
6. Attività cedute non cancellate	**1.097**	**244**			**1.097**	**244**	**930**	**160**	**18,0%**	**52,5%**
Totale	**1.779**	**618**	**906**		**2.685**	**618**	**2.433**	**562**	**10,4%**	**10,0%**

Il portafoglio degli strumenti finanziari disponibili per la vendita è prevalentemente costituito da titoli di debito; i titoli di capitale sono relativi, per la quasi totalità, a partecipazioni minoritarie ritenute non strategiche, di cui le principali non quotate sono Cassa dei Risparmi di Forlì e della Romagna S.p.A., SI Holding S.p.A. ed Immobiliare Novoli S.p.A., mentre tra le quotate figura Engineering S.p.A. Per quanto riguarda la partecipazione in Immobiliare Novoli S.p.A., nella quale la Capogruppo detiene un interessenza del 25%, si precisa che la classificazione tra le "Attività finanziarie disponibili per la vendita" deriva dalla natura essenzialmente finanziaria dell'investimento operato sul capitale della società, nei confronti della quale infatti non viene esercitata alcuna influenza notevole così come definita dallo IAS 28.

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito	**746**	**904**	**1.650**	**1.461**	**12,9%**
a) Governi e Banche Centrali	295	904	1.199	1.004	19,4%
b) Altri enti pubblici	6		6	5	20,0%
c) Banche	343		343	202	69,8%
d) Altri emittenti	102		102	250	-59,2%
2. Titoli di capitale	**198**		**198**	**335**	**-40,9%**
a) Banche	67		67	198	-66,2%
b) Altri emittenti:	131		131	137	-4,4%
- imprese di assicurazione				14	-100,0%
- società finanziarie	17		17	12	41,7%
- imprese non finanziarie	37		37	34	8,8%
- altri	77		77	77	0,0%
3. Quote di O.I.C.R.	**112**	**2**	**114**	**107**	**6,5%**
4. Finanziamenti					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
5. Attività deteriorate				**2**	**-100,0%**
a) Governi e Banche Centrali				2	-100,0%
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
6. Attività cedute non cancellate	**1.341**		**1.341**	**1.090**	**23,0%**
a) Governi e Banche Centrali	945		945	586	61,3%
b) Altri enti pubblici					
c) Banche	366		366	480	-23,8%
d) Altri soggetti	30		30	24	25,0%
Totale	**2.397**	**906**	**3.303**	**2.995**	**10,3%**

4.5 Attività finanziarie disponibili per la vendita (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

4.5.1 Di pertinenza del gruppo bancario

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**1.700**	**325**	**105**		**2.130**
B. Aumenti	**1.984**	**67**	**42**		**2.093**
B1. Acquisti	1.959	20	30		2.009
B2. Variazioni positive di FV	6	11	4		21
B3. Riprese di valore					
- imputate al conto economico					
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	19	36	8		63
C. Diminuzioni	**1.597**	**194**	**35**		**1.826**
C1. Vendite	716	188	33		937
C2. Rimborsi	868	3			871
C3. Variazioni negative di FV	6	2	2		10
C4. Svalutazioni da deterioramento		1			1
- imputate al conto economico		*1*			*1*
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni	7				7
D. Rimanenze finali	**2.087**	**198**	**112**		**2.397**

La voce B.5 "Altre variazioni - Titoli di capitale" riporta le plusvalenze di pertinenza dell'esercizio realizzate con le cessioni effettuate dalla Capogruppo delle partecipazioni di minoranza in Sanpaolo IMI S.p.A., Parmalat S.p.A. e Fondiaria-SAI S.p.A., per importi rispettivamente pari a 33 milioni di euro, 1,5 milioni di euro e 1,7 milioni di euro.
La voce C.1 "Vendite - Titoli di Capitale" si riferisce alle cessioni sopra menzionate per importi rispettivamente pari a 160 milioni di euro, 6 milioni di euro e 14 milioni di euro.

4.5.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	31 dicembre 2006
A. Esistenze iniziali	**851**	**10**	**2**		**863**
B. Aumenti	**105**				**105**
B1. Acquisti	66				66
B2. Variazioni positive di FV					
B3. Riprese di valore	33				33
- imputate al conto economico					
- imputate al patrimonio netto	33				33
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	6				6
C. Diminuzioni	**52**	**10**			**62**
C1. Vendite	14	10			24
C2. Rimborsi	38				38
C3. Variazioni negative di FV					
C4. Svalutazioni da deterioramento					
- imputate al conto economico					
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni					
D. Rimanenze finali	**904**		**2**		**906**

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

6.1.1 Di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali	**98**	**84**	**16,7%**
1. Depositi vincolati	28		100,0%
2. Riserva obbligatoria	70	84	-16,7%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**1.541**	**1.388**	**11,0%**
1. Conti correnti e depositi liberi	309	144	114,6%
2. Depositi vincolati	1.168	1.234	-5,3%
3. Altri finanziamenti	64	10	540,0%
3.1 Pronti contro termine attivi	12		100,0%
3.2 Locazione finanziaria			
3.3 Altri	52	10	420,0%
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**1.639**	**1.472**	**11,3%**
Totale (fair value)	**1.639**	**1.472**	**11,3%**

L'incremento nella voce B.1. è dovuto principalmente all'impiego nei confronti di Centro Leasing Banca S.p.A., trasformata in banca nel corso del 2006; nel bilancio 2005 il relativo saldo, di importo pari a circa 200 milioni di euro, trovava pertanto collocazione nella voce "Crediti verso clientela".
Si segnala che per "depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, solitamente inferiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo. Al 31 dicembre 2006 tali depositi sono relativi a crediti vantati nei confronti di Findomestic Banca S.p.A. per un importo pari a circa 724 milioni di euro.

6.1.2 Di pertinenza delle imprese di assicurazione

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Crediti verso Banche Centrali			
1. Depositi vincolati			
2. Riserva obbligatoria			
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**33**	**54**	**-38,9%**
1. Conti correnti e depositi liberi	33	54	-38,9%
2. Depositi vincolati			
3. Altri finanziamenti			
3.1 Pronti contro termine attivi			
3.2 Locazione finanziaria			
3.3 Altri			
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**33**	**54**	**-38,9%**
Totale (fair value)	**33**	**54**	**-38,9%**

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

7.1.1 Di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti	2.284	2.234	2,2%
2. Pronti contro termine attivi			
3. Mutui	7.345	6.039	21,6%
4. Carte di credito, prestiti personali e cessioni del quinto	211	210	0,5%
5. Locazione finanziaria			
6. Factoring			
7. Altre operazioni	4.412	4.230	4,3%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	376	435	-13,6%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	**14.628**	**13.148**	**11,3%**
Totale (fair value)	**15.170**	**13.717**	**10,6%**

La natura delle "Altre operazioni" è riconducibile quasi interamente a finanziamenti a clientela per anticipi (su effetti salvo buon fine, esportazioni ed importazioni) ed a sovvenzioni non regolate in conto corrente, distinte nelle due categorie "con rimborso a scadenza fissa" e "con rimborso a scadenza rateale".
Al 31 dicembre 2006 il portafoglio degli impieghi a clientela è costituito da crediti in bonis per 14.251 milioni di euro e da attività deteriorate per 377 milioni di euro.

7.2 Crediti verso clientela: composizione per debitori/emittenti

7.2.1 Di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli di debito:			
a) Governi			
b) Altri enti pubblici			
c) Altri emittenti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
2. Finanziamenti verso:	**14.251**	**12.729**	**12,0%**
a) Governi	64	17	276,5%
b) Altri enti pubblici	347	149	132,9%
c) Altri soggetti			
- imprese non finanziarie	9.347	8.085	15,6%
- imprese finanziarie	662	249	165,9%
- assicurazioni			
- altri	3.831	4.229	-9,4s%
3. Attività deteriorate:	**377**	**419**	**-10,0%**
a) Governi			
b) Altri enti pubblici			
c) Altri soggetti			
- imprese non finanziarie	287	236	21,6%
- imprese finanziarie	3	2	50,0%
- assicurazioni			
- altri	87	181	-51,9%
4. Attività cedute e non cancellate:			
a) Governi			
b) Altri enti pubblici			
c) Altri soggetti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
Totale	**14.628**	**13.148**	**11,3%**

Sezione 8 - Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

8.1.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Quotati								
1) *Derivati finanziari:*								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) *Derivati creditizi:*								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non Quotati								
1) *Derivati finanziari:*	***7***					***7***	***51***	***-86,3%***
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati	7					7	51	-86,3%
2) *Derivati creditizi:*								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**7**					**7**	**51**	**-86,3%**
Totale A + B	**7**					**7**	**51**	**-86,3%**

La rilevante diminuzione dei derivati di copertura è dovuta principalmente all'andamento dei tassi *swap*, notevolmente incrementati nel corso del 2006; tale incremento si sostanzia in un impatto negativo su *fair value* dei derivati, in quanto le operazioni di copertura stipulate prevedono il pagamento del tasso variabile sulla "gamba pay" e l'incasso di un tasso fisso sulla "gamba receive".

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura (valore di bilancio)

8.2.1 Di pertinenza del gruppo bancario

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	7			x		x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	**7**							

Lo schema di cui sopra riporta il valore positivo dei contratti di copertura di *fair value* di passività lineari e strutturate, così come richiesto dallo IAS 39 in materia di *hedge accounting*.

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate in modo congiunto (valutate al patrimonio netto) e in società sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Tipo di rapporto 1)	Rapporto di partecipazione		Disponibilità voti %
			Impresa partecipante	Quota %	
A. Imprese sottoposte a controllo congiunto					
1. Findomestic Banca S.p.A.	Firenze	7)	Banca CR Firenze S.p.A.	47,17	50,00
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	2,83	
2. Soprarno SGR S.p.A.	Firenze	7)	Banca CR Firenze S.p.A.	50,00	50,00
B. Imprese sottoposte ad influenza notevole					
1. Centro Leasing Banca S.p.A.	Firenze	8)	Banca CR Firenze S.p.A.	33,92	43,53
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	7,08	
			Cassa di Risparmio della Spezia S.p.A.	0,79	
			Cassa di Risparmio di Orvieto S.p.A.	1,18	
			Cassa di Risparmio di Civitavecchia S.p.A.	0,56	
2. Centro Factoring S.p.A.	Firenze	8)	Banca CR Firenze S.p.A.	41,77	47,69
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	5,73	
			Cassa di Risparmio della Spezia S.p.A.	0,16	
			Cassa di Risparmio di Orvieto S.p.A.	0,03	
3. SRT S.p.A.	La Spezia	8)	Cassa di Risparmio della Spezia S.p.A.	25,00	25,00
4. Spezia Risorse S.p.A.	La Spezia	8)	Ge.Fl.L. S.p.A.	20,00	20,00
5. Sviluppo Industriale S.p.A.	Pistoia	8)	Cassa di Risparmio di Pistoia e Pescia S.p.A.	29,19	29,19

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove 7) definisce il controllo congiunto ai sensi dello IAS 31 e 8) si riferisce all'impresa associata ai sensi dello IAS 28.

Si precisa che l'interessenza in Immobiliare Novoli S.p.A., pari al 25% dei diritti di voto, non configura la fattispecie di esercizio da parte del Gruppo di influenza notevole definita dallo IAS 28; la suddetta partecipazione è stata pertanto inclusa nella voce 40 dell'attivo dello stato patrimoniale "Attività finanziarie disponibili per la vendita", come specificato nella Sezione 4 dell'attivo della presente nota integrativa consolidata.

10.2 Partecipazioni in società controllate in modo congiunto e in società sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo (1)	Ricavi totali (2)	Utile (Perdita)	Patrimonio netto (3)	Valore di bilancio consolidato	Fair value (4)
A. Imprese valutate al patrimonio netto					**476**	
A.1 Sottoposte a controllo congiunto						
1. Findomestic Gruppo	10.184	959	106	734	374	X
2. Soprarno SGR S.p.A.	2			2	1	X
A.2 Sottoposte a influenza notevole						
1. Gruppo Centro Leasing	3.382	210	6	170	75	
2. Centro Factoring S.p.A.	1.004	57	5	53	25	
3. SRT S.p.A.	19	5		3	1	
4. Spezia Risorse S.p.A.	1			1		
5. Sviluppo Industriale S.p.A.	4	1		1		

Laddove non è indicato alcun valore l'importo risulta essere inferiore al milione di euro.

(1) I dati contabili sono desunti dai bilanci al 31 dicembre 2006 approvati dai rispettivi Consigli di Amministrazione.
(2) I ricavi totali indicano l'importo complessivo delle componenti reddituali che presentano segno positivo al lordo delle imposte.
(3) Il patrimonio netto include l'utile dell'esercizio.
(4) Il *fair value* non è indicato in quanto non vi sono società sottoposte ad influenza notevole quotate in borsa.

10.3 Partecipazioni: variazioni annue

	Gruppo bancario	31 dicembre 2006	31 dicembre 2005
A. Esistenze iniziali	**435**	**435**	**372**
B. Aumenti	**41**	**41**	**63**
B.1 Acquisti	1	1	
B.2 Riprese di valore			
B.3 Rivalutazioni			
B.4 Altre variazioni	40	40	63
C. Diminuzioni			
C.1 Vendite			
C.2 Rettifiche di valore			
C.3 Altre variazioni			
D. Rimanenze finali	**476**	**476**	**435**
E. Rivalutazioni totali			
F. Rettifiche totali			

Al 31 dicembre 2006 la voce B.4 include gli utili di pertinenza del Gruppo conseguiti dalle società consolidate col metodo del patrimonio netto per 57 milioni di euro, compensati per 34 milioni di euro dall'elisione dei dividendi percepiti dalle stesse società.

10.4 Impegni riferiti a partecipazioni in società controllate in modo congiunto

Non sono presenti alla data di chiusura dell'esercizio impegni riferiti a partecipazioni in società controllate in modo congiunto.

10.5 Impegni riferiti a partecipazioni in società sottoposte ad influenza notevole

Non sono presenti alla data di chiusura dell'esercizio impegni riferiti a partecipazioni in società collegate.

Sezione 11 - Riserve tecniche a carico dei riassicuratori - Voce 110

11.1 Riserve tecniche a carico dei riassicuratori: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Ramo danni		**1**	**-100,0%**
A1. Riserve premi		1	-100,0%
A2. Riserve sinistri			
A3. Altre riserve			
B. Ramo vita			
B1. Riserve matematiche			
B2. Riserve per somme da pagare			
B3. Altre riserve			
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati			
C1. Riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato			
C2. Riserve derivanti dalla gestione dei fondi pensione			
D. Totale riserve tecniche a carico dei riassicuratori		**1**	**-100,0%**

Al 31 dicembre 2006 il saldo delle riserve tecniche risulta inferiore ad un milione di euro e non è stato pertanto valorizzato nella presente tabella.

Sezione 12 - Attività materiali - Voce 120

12.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	Gruppo bancario	Altre imprese	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Attività ad uso funzionale					
1.1 di proprietà	**338**	**39**	**377**	**378**	**-0,3%**
a) terreni	88	19	107	110	-2,7%
b) fabbricati	202		202	213	-5,2%
c) mobili	20		20	19	5,3%
d) impianti elettronici	14		14	14	0,0%
e) altre	14	20	34	22	54,5%
1.2 acquisite in locazione finanziaria	**3**		**3**	**3**	**0,0%**
a) terreni	1		1	1	0,0%
b) fabbricati	2		2	2	0,0%
c) mobili					
d) impianti elettronici					
e) altre					
Totale A	**341**	**39**	**380**	**381**	**-0,3%**
B. Attività detenute a scopo di investimento					
2.1 di proprietà					
a) terreni					
b) fabbricati					
2.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
Totale B					
Totale (A+B)	**341**	**39**	**380**	**381**	**-0,3%**

12.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate

Attività/Valori	Gruppo bancario	Altre imprese	31 dicembre 2006	31 dicembre 2005	variazioni %
A Attività ad uso funzionale					
1.1 di proprietà					
a) terreni					
b) fabbricati					
c) mobili					
d) impianti elettronici					
e) altre					
1.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
c) mobili					
d) impianti elettronici					
e) altre					
Totale A					
B. Attività detenute a scopo di investimento					
2.1 di proprietà	**66**		**66**	**57**	**15,8%**
a) terreni	19		19	17	11,8%
b) fabbricati	47		47	40	17,5%
2.2 acquisite in locazione finanziaria				**1**	**-100,0%**
a) terreni					
b) fabbricati				1	-100,0%
Totale B	**66**		**66**	**58**	**13,8%**
Totale (A+B)	**66**		**66**	**58**	**13,8%**

12.3 Attività materiali ad uso funzionale: variazioni annue

12.3.1 Di pertinenza del gruppo bancario

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	31 dicembre 2006
A. Esistenze iniziali lorde	**87**	**421**	**37**	**32**	**40**	**617**
A.1 Riduzioni di valore totali nette	(1)	(212)	(19)	(19)	(28)	(279)
A.2 Esistenze iniziali nette	**86**	**209**	**18**	**13**	**12**	**338**
B. Aumenti						
B.1 Acquisti		1	4	6	6	17
B.2 Spese per migliorie capitalizzate		2				2
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento						
B.7 Altre variazioni	5	6	1			12
C. Diminuzioni						
C.1 Vendite	(1)	(1)				(2)
C.2 Ammortamenti		(10)	(3)	(5)	(5)	(23)
C.3 Rettifiche di valore da deterioramento imputate a:						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a						
a) attività materiali detenute a scopo di investimento	(1)	(3)				(4)
b) attività in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali nette	**89**	**204**	**20**	**14**	**13**	**340**
D.1 Riduzioni di valore totali nette	1	209	20	19	28	277
D.2 Rimanenze finali lorde	**90**	**413**	**40**	**33**	**41**	**617**
E. Valutazione al costo						

12.3.3 Di pertinenza delle altre imprese

Le attività materiali relative alle "Altre imprese" si riferiscono ai terreni ed ai fabbricati della società Immobiliare Nuova Sede S.r.l.; nel corso del 2006 tale voce presenta una variazione di circa 10 milioni di euro dovuta alla costruzione della nuova sede della Capogruppo.

12.4 Attività materiali detenute a scopo di investimento: variazioni annue

	Gruppo bancario		31 dicembre 2006		31 dicembre 2005	
	Terreni	Fabbricati	Terreni	Fabbricati	Terreni	Fabbricati
A. Esistenze iniziali	**17**	**41**	**17**	**41**	**21**	**59**
B. Aumenti						
B.1 Acquisti	1	2	1	2		
B.2 Spese per migliorie capitalizzate						
B.3 Variazioni positive di fair value		2		2	1	2
B.4 Riprese di valore						
B.5 Differenze di cambio positive						
B.6 Trasferimenti da immobili ad uso funzionale	2	3	2	3		
B.7 Altre variazioni		1		1		
C. Diminuzioni						
C.1 Vendite	(1)	(1)	(1)	(1)	(4)	(10)
C.2 Ammortamenti						
C.3 Variazioni negative di fair value						
C.4 Rettifiche di valore da deterioramento						
C.5 Differenze di cambio negative						
C.6 Trasferimenti ad altri portafogli di attività						
a) immobili ad uso funzionale		(1)		(1)	(1)	(10)
b) attività non correnti in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali	**19**	**47**	**19**	**47**	**17**	**41**
E. Valutazione al fair value	**19**	**47**	**19**	**47**	**17**	**41**

Sezione 13 - Attività immateriali - Voce 130

13.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006		31 dicembre 2005		variazione %	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	X		X		X		X			
A.1.1 di pertinenza del gruppo	X	318	X		X	**318**	X	**291**		**9,3%**
A.1.2 di pertinenza dei terzi	X		X		X		X			
A.2 Altre attività immateriali										
A.2.1 Attività valutate al costo:										
a) Attività immateriali generate internamente										
b) Altre attività	15		1		**16**		**22**		**-27,3%**	
A.2.2 Attività valutate al fair value:										
a) Attività immateriali generate internamente										
b) Altre attività										
Totale	**15**	**318**	**1**		**16**	**318**	**22**	**291**	**-27,3%**	**9,3%**

La voce A.1.1 "Avviamento a durata illimitata" si riferisce per 230 milioni di euro a differenze positive di consolidamento e di patrimonio netto, mentre per 88 milioni di euro è relativa a disavanzi derivanti da acquisti di rami d'azienda e da fusioni operate dalla Capogruppo.

Si segnala che nel corso del 2006 la Capogruppo ha effettuato la fusione per incorporazione della Cassa di Risparmio di Mirandola S.p.A., società controllata al 100% al momento dell'operazione; tale operazione, esclusa dall'ambito applicativo dell'IFRS 3, non ha prodotto la rilevazione di alcun ulteriore *goodwill* a livello consolidato, ma soltanto la riclassifica della differenza positiva di consolidamento tra gli avviamenti inclusi nel bilancio della Capogruppo, per un importo pari a 73 milioni di euro.

Si segnala inoltre che l'acquisizione della quota di controllo di Banca C.R. Firenze Romania S.A., avvenuta nell'esercizio 2006, ha generato un'ulteriore differenza positiva di consolidamento di 23 milioni di euro, per la quale è stato svolta un'attività di *Purchase price allocation* che ha avuto esito negativo, come illustrato nella Parte G della presente nota integrativa; di conseguenza, la suddetta differenza è stata interamente considerata come avviamento.

13.2 Attività immateriali: variazioni annue

13.2.1 Di pertinenza del gruppo bancario

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		31 dicembre 2006	31 dicembre 2005
		Lim	Illim	Lim	Illim		
A. Esistenze iniziali	**291**			**72**		**363**	**366**
A.1 Riduzioni di valore totali nette				(52)		(52)	(58)
A.2 Esistenze iniziali nette	291			20		311	308
B. Aumenti							
B.1 Acquisti	23			12		35	34
B.2 Incrementi di attività immateriali interne	X						
B.3 Riprese di valore	X						
B.4 Variazioni positive di fair value							
- a patrimonio netto	X						
- a conto economico	X						
B.5 Differenze di cambio positive							
B.6 Altre variazioni	4			1		5	4
C. Diminuzioni							
C.1 Vendite							
C.2 Rettifiche di valore							
- Ammortamenti	X			(17)		(17)	(33)
- Svalutazioni:							
+ patrimonio netto	X						
+ conto economico							
C.3 Variazioni negative di fair value:							
- a patrimonio netto	X						
- a conto economico	X						
C.4 Trasferimenti alle attività non correnti in via di dismissione							
C.5 Differenze di cambio negative							
C.6 Altre variazioni							
D. Rimanenze finali nette	**318**			**16**		**334**	**313**
D.1 Rettifiche di valore totali nette				65		65	52
E. Rimanenze finali lorde	**318**			**81**		**399**	**365**
F. Valutazione al costo							

LEGENDA: Lim: a durata limitata   Illim: a durata illimitata

Gli Acquisti di cui alla voce B.1 relativi all'avviamento si riferiscono all'acquisizione della partecipazione di controllo in Banca C.R. Firenze Romania S.A., operazione dettagliata nella successiva Parte G della presente nota integrativa.
L' importo iscritto alla voce B.6 "Altre variazioni" si riferisce alla rilevazione dell'avviamento incorporato nel patrimonio di pertinenza dei terzi della Cassa di Risparmio di Mirandola S.p.A., che includeva una differenza positiva tra il valore di carico della partecipazione di pertinenza delle *minorities* e la corrispondente quota di patrimonio netto contabile, rilevata alla voce 130 dell'attivo dello stato patrimoniale consolidato in seguito all'azzeramento dell'interessenza dei terzi.

Sezione 14 - Le attività fiscali e le passività fiscali - Voce 140 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale delle società del Gruppo e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRES e IRAP, che a livello di sistema risultano rispettivamente pari al 33% ed al 4,25%.
A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale.

Si precisa che la voce "Capitale", interamente riferita alla Capogruppo, include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 117,5 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

14.1 Attività per imposte anticipate: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti	32	32	0,0%
Titoli	3	9	-66,7%
Fondi per rischi ed oneri	33	24	37,5%
Fondo di quiescenza per il personale	12	13	-7,7%
Fondo TFR	6	8	-25,0%
Avviamento	1	1	0,0%
Altro	2	12	-83,3%
Totale	**89**	**99**	**-10,1%**

14.2 Passività per imposte differite: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti	2	13	-84,6%
Titoli	10	33	-69,7%
Fondo TFR		3	-100,0%
Avviamento	1	1	0,0%
Immobili	3	5	-40,0%
Altro	8	2	300,0%
Totale	**24**	**57**	**-57,9%**

Il decremento dei valori espressi in tabella è ascrivibile prevalentemente alla fiscalità relativa alla *First time adoption* accolta nella colonna del 31 dicembre 2005 e rigirata nel corso del 2006 ad imposte correnti.
La voce "Titoli" registra un decremento dovuto ad una riduzione delle relative riserve da valutazione AFS.
La voce "Crediti" diminuisce a seguito del rientro della parte esente dei "Fondi rischi su crediti" iscritti nei bilanci delle banche del Gruppo relativi all'esercizio 2005 in base a quanto previsto dal D. Lgs. 87/1992.

14.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**81**	**2**	**83**	**81**
2. Aumenti	**47**	**2**	**49**	**32**
2.1 Imposte anticipate rilevate nell'esercizio				
a) relative a precedenti esercizi	5		5	27
b) dovute al mutamento di criteri contabili				
c) riprese di valore				
d) altre		2	2	
2.2 Nuove imposte o incrementi di aliquote fiscali	42		42	2
2.3 Altri aumenti				3
3. Diminuzioni	**(43)**		**(43)**	**(30)**
3.1 Imposte anticipate annullate nell'esercizio				
a) rigiri	(43)		(43)	(28)
b) svalutazioni per sopravvenuta irrecuperabilità				(2)
c) mutamento di criteri contabili				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale	**85**	**4**	**89**	**83**

La voce 2.2 "Nuove imposte o incrementi di aliquote fiscali" è principalmente dovuta a rettifiche di valore su crediti e ad accantonamenti per rischi ed oneri di ammontare eccedente rispetto a quanto ammesso in deduzione del reddito imponibile dalla normativa fiscale vigente.

14.4 Variazioni delle imposte differite (in contropartita del conto economico)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**43**	**3**	**46**	**38**
2. Aumenti	**7**	**4**	**11**	**21**
2.1 Imposte differite rilevate nell'esercizio				
a) relative a precedenti esercizi	2		2	14
b) dovute al mutamento di criteri contabili				
c) altre		4	4	
2.2 Nuove imposte o incrementi di aliquote fiscali	4		4	3
2.3 Altri aumenti	1		1	4
3. Diminuzioni	**(38)**		**(38)**	**(13)**
3.1 Imposte differite annullate nell'esercizio				
a) rigiri	(30)		(30)	(13)
b) dovute al mutamento di criteri contabili	(8)		(8)	
c) altre				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale	**12**	**7**	**19**	**46**

14.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale		**16**	**16**	**3**
2. Aumenti		**3**	**3**	**15**
2.1 Imposte anticipate rilevate nell'esercizio				
a) relative a precedenti esercizi		3	3	1
b) dovute al mutamento di criteri contabili				
c) altre				
2.2 Nuove imposte o incrementi di aliquote fiscali				
2.3 Altri aumenti				14
3. Diminuzioni		**(19)**	**(19)**	**(2)**
3.1 Imposte anticipate annullate nell'esercizio				
a) rigiri		(19)	(19)	(2)
b) svalutazioni per sopravvenuta irrecuperabilità				
c) dovute al mutamento di criteri contabili				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale				**16**

14.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005
1. Importo iniziale	**8**	**3**	**11**	**39**
2. Aumenti	**2**		**2**	**23**
2.1 Imposte differite rilevate nell'esercizio				
a) relative a precedenti esercizi	2		2	8
b) dovute al mutamento di criteri contabili				
c) altre				
2.2 Nuove imposte o incrementi di aliquote fiscali				
2.3 Altri aumenti				15
3. Diminuzioni	**(5)**	**(3)**	**(8)**	**(51)**
3.1 Imposte differite annullate nell'esercizio				
a) rigiri	(5)	(3)	(8)	(41)
b) dovute al mutamento di criteri contabili				
c) altre				(10)
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale	**5**		**5**	**11**

14.7 Altre informazioni

Informazioni relative alla fiscalità corrente

La voce 140 a) "Attività fiscali correnti" è così costituita:

	31 dicembre 2006	31 dicembre 2005	variazioni %
Acconti per imposte dirette dell'esercizio in corso	60	49	22,4%
Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale	27	21	28,6%
Acconti per imposte indirette	29	21	38,1%
Crediti d'imposta in conto interessi	8	9	-11,1%
Crediti d'imposta in conto capitale	15	15	0,0%
Crediti d'imposta per anticipi sul trattamento di fine rapporto	4	6	-33,3%
Altri crediti d'imposta	42	33	27,3%
Totale B	**185**	**154**	**20,1%**

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti alla Capogruppo da parte delle società aderenti al Consolidato Fiscale Nazionale, istituto giuridico disciplinato dagli articoli 117 e seguenti del D.P.R. n. 917/1986.

Nel corso del 2006 la voce 80 a)"Passività fiscali correnti" ha registrato le seguenti movimentazioni:

Saldo iniziale	**126**
Incrementi	**115**
Accertamenti per imposte correnti con imputazione a conto economico	80
Accertamenti per imposte correnti con imputazione a patrimonio netto	1
Variazione per imposte correnti derivanti dal Consolidato Fiscale Nazionale	34
Decrementi	**(106)**
Pagamenti delle imposte sul reddito dell'esercizio precedente	(60)
Pagamento delle imposte correnti derivanti dal Consolidato Fiscale Nazionale	(46)
Saldo finale	**135**

Informazioni relative alle agevolazioni ai sensi della "Legge Ciampi"

Per quanto riguarda le operazioni di retrocessione di cespiti non strumentali agli Enti conferenti di cui agli articoli 14, 16 e 17 della "Legge Ciampi", nel corso dell'anno 2005 la Capogruppo aveva ricevuto un'ispezione da parte dell'Agenzia delle Entrate della Direzione Regionale Toscana, effettuata su mandato della Direzione Centrale Accertamento ("DCA") e finalizzata alla verifica della corretta restituzione dell'importo effettivamente "risparmiato" usufruendo delle relative agevolazioni; al termine della suddetta ispezione erano state ritenute riconducibili a tali agevolazioni le operazioni di retrocessione delle opere d'arte all'Ente Cassa di Risparmio di Firenze ("Ente") avvenute nell'anno 2000 e sempre considerate fuori campo IVA sulla scorta di plurimi pareri rilasciati dai nostri consulenti. In data 12 dicembre 2005 la DCA aveva pertanto inviato una lettera richiedendo alla Capogruppo, a conclusione dell'attività di recupero delle agevolazioni sopra indicate, il versamento dell'IVA non applicata in occasione delle operazioni di retrocessione effettuate ai sensi della "Legge Ciampi", inclusivo di sanzioni ed interessi; successivamente, con lettera inviata dalla DCA in data 11 maggio 2006, è stata peraltro "abbandonata ogni pretesa erariale nei confronti della Banca CR Firenze", a seguito delle precisazioni fornite in proposito dalla Commissione Europea con nota D/51213 del 9 febbraio 2006.

Sezione 16 - Altre attività - Voce 160

16.1 Altre attività: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	2	17	-88,2%
Assegni di terzi in giacenza presso la cassa	68	67	1,5%
Assegni tratti sull'azienda in giacenza presso la cassa	1	5	-80,0%
Depositi cauzionali		1	-100,0%
Partite viaggianti tra filiali	95	64	48,4%
Partite in corso di lavorazione	11	106	-89,6%
Risconti attivi non riconducibili a voce propria	6	5	20,0%
Ratei attivi non riconducibili a voce propria	4	4	0,0%
Conti debitori della gestione e riscossione tributi		191	-100,0%
Migliorie su beni di terzi	2	6	-66,7%
Altre	176	161	9,3%
Totale	**365**	**627**	**-41,8%**

Al 31 dicembre 2006 la mancata valorizzazione della voce "Conti debitori della gestione e riscossione tributi" è dovuta alla cessione, avvenuta nel corso del 2006, della partecipazione di controllo nelle società di riscossione tributi Cerit S.p.A. ed SRT S.p.A.
La voce "Altre" include principalmente gli accertamenti di bilancio e le partite non imputabili ad altre voci.

Si segnala che le "Altre attività" sono pressochè interamente riferite al gruppo bancario.

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/ Componenti del gruppo	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Debiti verso banche centrali	**70**		**70**	**90**	**-22,2%**
2. Debiti verso banche	**740**	**6**	**746**	**783**	**-4,7%**
2.1 Conti correnti e depositi liberi	227		227	125	81,6%
2.2 Depositi vincolati	277		277	350	-20,9%
2.3 Finanziamenti	13		13	87	-85,1%
2.3.1 locazione finanziaria					
2.3.2 altri	13		13	87	-85,1%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali					
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	222		222	207	7,2%
2.5.1 pronti contro termine passivi	222		222	207	7,2%
2.5.2 altre					
2.6 Altri debiti	1	6	7	14	-50,0%
Totale	**810**	**6**	**816**	**873**	**-6,5%**
Fair value	**810**	**6**	**816**	**873**	**-6,5%**

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/ Componenti del gruppo	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Conti correnti e depositi liberi	10.099	10.099	9.267	9,0%
2. Depositi vincolati	30	30	2	n.s.
3. Fondi di terzi in amministrazione			1	-100,0%
4. Finanziamenti	3	3	3	0,0%
4.1 locazione finanziaria	2	2	3	-33,3%
4.2 altri	1	1		100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali				
6. Passività a fronte di attività cedute non cancellate dal bilancio	1.115	1.115	896	24,4%
6.1 pronti contro termine passivi	1.115	1.115	896	24,4%
6.2 altre				
7. Altri debiti	142	142	176	-19,3%
Totale	**11.389**	**11.389**	**10.345**	**10,1%**
Fair value	**11.389**	**11.389**	**10.345**	**10,1%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/	Gruppo bancario		31 dicembre 2006		31 dicembre 2005		variazioni %	
Componenti del gruppo	VB	FV	VB	FV	VB	FV	VB	FV
A. Titoli quotati								
1. Obbligazioni								
1.1 strutturate								
1.2 altre								
2. Altri titoli								
2.1 strutturati								
2.2 altri								
B. Titoli non quotati	**5.569**	**5.527**	**5.569**	**5.527**	**5.159**	**5.194**	**7,9%**	**6,4%**
1. Obbligazioni								
1.1 strutturate	120	120	120	120	109	109	10,1%	10,1%
1.2 altre	5.226	5.184	5.226	5.184	4.779	4.814	9,4%	7,7%
2. Altri titoli								
2.1 strutturati								
2.2 altri	223	223	223	223	271	271	-17,7%	-17,7%
Totale	**5.569**	**5.527**	**5.569**	**5.527**	**5.159**	**5.194**	**7,9%**	**6,4%**

LEGENDA:
VB = valore di bilancio
FV = fair value

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

	valore nominale	valore computabile nel patrimonio di vigilanza	Società emittente	data di emissione	data di scadenza	tasso d'interesse contrattuale
Prestito obbligazionario subordinato di secondo livello	145	58	Banca CR Firenze S.p.A.	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
Prestito obbligazionario subordinato di secondo livello	78	16	Banca CR Firenze S.p.A.	giu-01	giu-08	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-02	giu-12	Euribor a 6 mesi + 1,40%
Prestito obbligazionario subordinato di secondo livello	50	20	Banca CR Firenze S.p.A.	lug-02	lug-09	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	30	24	Banca CR Firenze S.p.A.	feb-03	feb-10	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-03	giu-13	Euribor a 6 mesi + 0,95%
Prestito obbligazionario subordinato di secondo livello	23	23	Banca CR Firenze S.p.A.	feb-04	feb-11	Euribor a 3 mesi + 0,30%
Prestito obbligazionario subordinato di secondo livello	40	24	Banca CR Firenze S.p.A.	lug-04	lug-11	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	150	150	Banca CR Firenze S.p.A.	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
Prestito obbligazionario subordinato di secondo livello	17	17	Cassa di Risparmio di Orvieto S.p.A.	gen-05	gen-12	Euribor a 6 mesi - 0,10%
Prestito obbligazionario subordinato di secondo livello	16	16	Banca CR Firenze S.p.A.	mag-05	mag-15	Euribor a 3 mesi + 0,45%
Prestito obbligazionario subordinato di secondo livello	85	85	Banca CR Firenze S.p.A.	mag-06	mag-13	Euribor a 6 mesi
Prestito obbligazionario subordinato di terzo livello	60	-	Banca CR Firenze S.p.A.	dic-06	dic-09	Euribor a 3 mesi + 0,25%
Totale Titoli subordinati	**1.094**	**833**				

Si precisa che per nessuno dei titoli subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

3.3 Dettaglio della voce 30 "Titoli in circolazione": titoli oggetto di copertura specifica

Tipologia operazioni/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Titoli oggetto di copertura specifica del fair value:			
a) rischio di tasso di interesse	1.806	1.822	-0,9%
b) rischio di cambio			
c) più rischi			
2. Titoli oggetto di copertura specifica dei flussi finanziari:			
a) rischio di tasso di interesse			
b) rischio di cambio			
c) altro			
Totale	**1.806**	**1.822**	**-0,9%**

I titoli oggetto di copertura al *fair value* sono rappresentati sia da obbligazioni strutturate che da obbligazioni lineari.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli/ Componenti del gruppo	Gruppo bancario				31 dicembre 2006				31 dicembre 2005				variazioni %			
		FV				FV				FV				FV		
	VN	Quotati	Non quotati	FV*	VN	Quotati	Non quotati	FV*	VN	Quotati	Non quotati	FV*	VN	Quotati	Non quotati	FV*
A. Passività per cassa																
1. Debiti verso banche																
2. Debiti verso clientela																
3. Titoli di debito																
3.1 Obbligazioni																
3.1.1 Strutturate				X				X				X				X
3.1.2 Altre obbligazioni				X				X				X				X
3.2 Altri titoli																
3.2.1 Strutturati				X				X				X				X
3.2.2 Altri				X				X				X				X
Totale A																
B. Strumenti derivati																
1. Derivati finanziari	X			X	X			X	X			X	X			X
1.1 Di negoziazione	X		48	X	X		**48**	X	X		**35**	X	X		37,1%	X
1.2 Connessi con la fair value option	X			X	X			X	X			X	X			X
1.3 Altri	X		3	X	X		**3**	X	X		**1**	X	X		200,0%	X
2. Derivati creditizi	X			X	X			X	X			X	X			X
2.1 Di negoziazione	X			X	X			X	X			X	X			X
2.2 Connessi con la fair value option	X			X	X			X	X			X	X			X
2.3 Altri	X			X	X			X	X			X	X			X
Totale B	X		**51**	X	X		**51**	X	X		**36**	X	X		**41,7%**	X
Totale (A+B)	X		**51**	X	X		**51**	X	X		**36**	X	X		**41,7%**	X

LEGENDA:
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione
VN = valore nominale o nozionale

4.4 Passività finanziarie di negoziazione: strumenti derivati

4.4.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2006	31 dicembre 2005	variazioni %
A) Derivati quotati								
1) *Derivati finanziari:*								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) *Derivati creditizi:*								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) *Derivati finanziari:*	***31***		***17***		***3***	***51***	***36***	***41,7%***
• con scambio di capitale	1					1	1	0,0%
- opzioni emesse	1					1	1	0,0%
- altri derivati								
• senza scambio di capitale	30		17		3	50	35	42,9%
- opzioni emesse	1		17			18	12	50,0%
- altri derivati	29				3	32	23	39,1%
2) *Derivati creditizi:*								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**31**		**17**		**3**	**51**	**36**	**41,7%**
Totale (A+B)	**31**		**17**		**3**	**51**	**36**	**41,7%**

Il significativo incremento della voce relativa ai Derivati finanziari "Altri" e conseguentemente del totale dei derivati di negoziazione è principalmente ascrivibile alla riclassifica dello stato patrimoniale di cui alla Parte A.1, Sezione 5, della presente nota integrativa.

Sezione 5 - Passività finanziarie valutate al fair value - Voce 50

5.1 Passività finanziarie valutate al fair value: composizione merceologica

Tipologia operazioni/Valori	Imprese di assicurazione				31 dicembre 2006				31 dicembre 2005				variazioni %			
		FV				FV				FV				FV		
	VN	Quotati	Non quotati	FV*	VN	Quotati	Non quotati	FV*	VN	Quotati	Non quotati	FV*	VN	Quotati	Non quotati	FV*
1. Debiti verso banche																
1.1 Strutturati																
1.2 Altri																
2. Debiti verso clientela																
2.1 Strutturati																
2.2 Altri	1.099		1.099		1.099		1.099		1.786		1.786		-38,5%		-38,5%	
3. Titoli di debito																
3.1 Strutturati																
3.2 Altri																
Totale	**1.099**		**1.099**		**1.099**		**1.099**		**1.786**		**1.786**		**-38,5%**		**-38,5%**	

La diminuzione della voce 2.2 si riferisce alla riclassifica delle passività assicurative a fronte di polizze con prevalenza di componente finanziaria prevista dall'IFRS 4.

LEGENDA:
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione
VN = valore nominale

5.3 Passività finanziarie valutate al fair value: variazioni annue

	Debiti verso banche	Debiti verso clientela	Titoli in circolazione	Totale
A. Esistenze iniziali		**1.786**		**1.786**
B. Aumenti				
B1. Emissioni				
B2. Vendite				
B3. Variazioni positive di fair value				
B4. Altre variazioni				
C. Diminuzioni		**687**		**687**
C1. Acquisti				
C2. Rimborsi				
C3. Variazioni negative di fair value		570		570
C4. Altre variazioni		117		117
D. Rimanenze finali		**1.099**		**1.099**

Sezione 6 - Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

6.1.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	31 dicembre 2006						31 dicembre 2005	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:	**29**					**29**	**17**	**70,6%**
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale	29					29	17	70,6%
- opzioni emesse								
- altri derivati	29					29	17	70,6%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**29**					**29**	**17**	**70,6%**
Totale (A+B)	**29**					**29**	**17**	**70,6%**

Per quanto riguarda le variazioni che hanno interessato i derivati di copertura si rimanda a quanto riportato in calce alla tabella 8.1 della Parte B - Attivo della presente nota integrativa.

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologie di copertura

6.2.1 Di pertinenza del gruppo bancario

Operazioni/Tipo di copertura	Copertura del fair value						Copertura flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	29					x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	**29**							

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
Debiti tributari verso erario e enti impositori	31	60	-48,3%
Debiti verso enti previdenziali	2	3	-33,3%
Somme a disposizione della clientela	55	34	61,8%
Somme di terzi per depositi cauzionali		1	-100,0%
Altri debiti verso il personale	47	33	42,4%
Partite viaggianti tra filiali	88	39	125,6%
Partite in corso di lavorazione	75	98	-23,5%
Risconti passivi non riconducibili a voce propria	3	3	0,0%
Debiti a fronte del deterioramento di crediti	6	3	100,0%
Conti creditori della gestione e concessione tributi		121	-100,0%
Put option	165	181	-8,8%
Altre	468	405	15,6%
Totale	**940**	**981**	**-4,2%**

La voce "Put option" esprime il valore attuale delle opzioni d'acquisto vendute ai soci di minoranza delle controllate Cassa di Risparmio di Pistoia e Pescia S.p.A., Banca C.R. Firenze Romania S.A. e Cassa di Risparmio della Spezia S.p.A.

Al 31 dicembre 2006 la mancata valorizzazione della voce 10. "Conti creditori della gestione e riscossione tributi" è dovuta alla cessione, avvenuta nel corso del 2006, della partecipazione di controllo nelle società di riscossione Cerit S.p.A. ed SRT S.p.A.

La voce "Altre" include bonifici su base monetaria in attesa di regolamento per 171,9 milioni di euro, debiti verso fornitori 53,8 milioni di euro e partite diverse persso le dipendenze per 24,5 milioni di euro.

Si segnala che le "Altre passività" sono pressochè interamente riferite al gruppo bancario.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	Gruppo bancario	Imprese di assicurazione	Altre imprese	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Esistenze iniziali	**193**			**193**	**188**	**2,7%**
B. Aumenti	**19**			**19**	**25**	**-24,0%**
B.1 Accantonamento dell'esercizio	16			16	24	-33,3%
B.2 Altre variazioni in aumento	3			3	1	200,0%
C. Diminuzioni	**32**			**32**	**20**	**60,0%**
C.1 Liquidazioni effettuate	30			30	17	76,5%
C.2 Altre variazioni in diminuzione	2			2	3	-33,3%
D. Rimanenze finali	**180**			**180**	**193**	**-6,7%**

L'aumento della voce C1. "Liquidazioni effettuate" è dovuto all'elevato numero di dipendenti della Capogruppo collocati in quiescenza nell'anno 2006.
Le "Altre variazioni in diminuzione" sono dovute al pagamento dell'imposta sulla rivalutazione del trattamento di fine rapporto, effettuato in seguito ai collocamenti in quiescenza sopra menzionati.

11.2 Altre informazioni
Si precisa che al 31 dicembre 2006 l'importo del trattamento di fine rapporto determinato secondo i vigenti contratti di lavoro e normative civilistiche ammonta a 159,9 milioni di euro rispetto a 164,2 milioni di euro risultanti alla fine dell'esercizio precedente.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Componenti	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Fondi di quiescenza aziendali	192	192	198	-3,0%
2. Altri fondi per rischi ed oneri	76	76	57	33,3%
2.1 controversie legali	*33*	*33*	*23*	*43,5%*
2.2 oneri per il personale	*25*	*25*	*14*	*78,6%*
2.3 altri	*18*	*18*	*20*	*-10,0%*
Totale	**268**	**268**	**255**	**5,1%**

La voce 2.3 "Altri" si riferisce principalmente a fondi stanziati dalla Capogruppo a fronte di revocatorie, di garanzie ed impegni e del piano di fidelizzazione dei promotori finanziari.

12.2 Fondi per rischi e oneri: variazioni annue

Voci/Componenti	Gruppo bancario		Totale	
	Fondi di quiescenza	Altri fondi	Fondi di quiescenza	Altri fondi
A. Esistenze iniziali	**198**	**57**	**198**	**57**
B. Aumenti	**20**	**33**	**20**	**33**
B.1 Accantonamento dell'esercizio	12	32	12	32
B.2 Variazioni dovute al passare del tempo		1		1
B.3 Variazioni dovute a modifiche del tasso di sconto				
B.4 Altre variazioni	8		8	
C. Diminuzioni	**26**	**14**	**26**	**14**
C.1 Utilizzo nell'esercizio	14	12	14	12
C.2 Variazioni dovute a modifiche del tasso di sconto		1		1
C.3 Altre variazioni	12	1	12	1
D. Rimanenze finali	**192**	**76**	**192**	**76**

La voce B.1 "Accantonamento dell'esercizio" relativa agli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2006, determinati al netto dei recuperi avvenuti sugli stanziamenti connessi alle revocatorie su crediti cartolarizzati.

La voce B.4 "Altre variazioni" si riferisce ai rendimenti della gestione finanziaria dell'anno relativa ai "Fondi di quiescenza" delle banche del Gruppo.

12.3 Fondi di quiescenza aziendali a prestazione definita

Si riportano di seguito le informazioni riguardanti il dettaglio della voce 120 relativo ai fondi di quiescenza a prestazione definita, redatto secondo le indicazioni dello IAS 19 "Benefici ai dipendenti"; in proposito si precisa che in base agli accordi vigenti tale principio non risulta attualmente applicabile al fondo a prestazione definita di pertinenza di Banca CR Firenze ("FIP Sezione "Ordinaria") per il quale, pur essendo valutato secondo il principio IAS 19, gli accantonamenti vengono determinati applicando il principio IAS 37 in quanto è contrattualmente prevista una limitazione dell'impegno a carico dell'azienda. Di conseguenza, le Sezioni 12.3.1 e seguenti sono state redatte senza tenere conto dei fondi di pertinenza della Capogruppo.

12.3.1 Illustrazione dei fondi

Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da attuari esterni indipendenti, con il "metodo dell'unità di credito proiettata" (*Projected Unit Credit Method*). Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati", considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale, facendo sì che la passività attuariale debba essere quantificata sulla base delle sole anzianità maturate alla data di valutazione; pertanto, la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali etc), fino all'epoca di cessazione del rapporto di lavoro. Si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati i predetti correttivi.

Il tasso di attualizzazione utilizzato per le valutazioni è determinato con riferimento al rendimento di mercato di titoli "zero coupon bonds", in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.

I fondi interni di previdenza complementare del Gruppo Banca CR Firenze sono interamente costituiti da patrimoni di destinazione ai sensi dell'art. 2117 del Codice Civile e, in dettaglio, presentano le seguenti caratteristiche:

- *Banca CR Firenze*: il principio IAS 19 "Benefici ai dipendenti" risulta applicabile esclusivamente alla quota del fondo integrativo pensioni di pertinenza della Cassa di Risparmio di Mirandola S.p.A., incorporata con effetti contabili a partire dal 1° gennaio 2006; per ulteriori informazioni in proposito si rimanda a quanto riportato nella nota integrativa del bilancio dell'impresa;
- *Cassa di Risparmio di Pistoia e Pescia*: trattasi di fondo di previdenza complementare costituito nel 1971 allo scopo di integrare le prestazioni fornite dall'INPS in tema di invalidità e vecchiaia;
- *Cassa di Risparmio di Orvieto*: trattasi del fondo di previdenza complementare costituito nel 1942, aggiuntivo alle prestazioni INPS;
- *Cassa di Risparmio di Civitavecchia*: trattasi di fondo integrativo di previdenza relativo al personale collocato in quiescenza fino al 30 giugno 1999, per il quale è prevista l'applicazione della previgente normativa;
- *Cassa di Risparmio della Spezia*: trattasi di fondi costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna.

12.3.2 Variazioni nell'esercizio dei fondi	
Esistenze iniziali	**24**
Aumenti per adeguamento alla riserva attuariale	1
Diminuzione per pensioni pagate	(3)
Esistenze finali	**22**

La presente tabella riporta la quota parte dell'importo iscritto voce 120 a) del passivo dello stato patrimoniale consolidato "Fondi per rischi ed oneri - quiescenza ed obblighi simili" relativa ai fondi di previdenza complementare a prestazione definita.

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano e altre informazioni

Tutte le attività a servizio dei piani per i quali è applicabile lo IAS 19 sono costituite da liquidità, ad eccezione del fondo della Cassa di Risparmio di Civitavecchia S.p.A., le cui attività sono costituite da un titolo di stato (BTP con scadenza 01/11/09).

12.3.4 Riconciliazione tra il valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte	
Valore attuale delle obbligazioni a benefici definiti	26
Saldo contabile del fondo	(22)
Quota accantonata al Fondo rischi ed oneri - Altri fondi - controversie legali	(4)
Stato del fondo	**0**

La voce "Quota accantonata al Fondo per rischi ed oneri - Altri fondi - controversie legali" si riferisce ad una causa nei confronti degli iscritti al fondo di previdenza complementare di una società controllata.

12.3.5 Descrizione delle principali ipotesi attuariali

a) *Ipotesi demografiche*:
le probabilità di morte prese come riferimento sono quelle relative alla popolazione italiana rilevate dall'ISTAT nell'anno 1992, distinte per sesso;

b) *Ipotesi economiche-finanziarie*:
le valutazioni sono state effettuate sulla base delle seguenti ipotesi dinamiche:

Parametri	Banca CR Firenze	CR Pistoia e Pescia	CR Orvieto	CR Spezia	CR Civitavecchia
Tasso di inflazione	2,00%	2,00%	2,00%	2,00%	2,00%
Tasso di attualizzazione	4,50%	4,00%	4,00%	4,00%	4,50%

12.3.6 Informazioni comparative

Si sottolinea che lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e *fair value* del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi e oneri: altri fondi

Voci/Componenti	31 dicembre 2006	31 dicembre 2005	variazioni %
Fondi per garanzie e impegni per crediti cartolarizzati	3	5	-40,0%
Fondi per rischi e oneri diversi	48	39	23,1%
Fondi per rischi e oneri per il personale	25	13	92,3%
Totale	**76**	**57**	**33,3%**

L'incremento degli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2006, determinati al netto dei recuperi avvenuti sugli stanziamenti connessi alle revocatorie su crediti cartolarizzati.

Sezione 13 - Riserve tecniche - Voce 130

13.1 Riserve tecniche: composizione

	Lavoro diretto	Lavoro indiretto	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Ramo danni	**12**		**12**	**11**	**9,1%**
A1. riserve premi	6		6	6	0,0%
A2. riserve sinistri	4		4	3	33,3%
A3. altre riserve	2		2	2	0,0%
B. Ramo vita	**1.535**		**1.535**	**918**	**67,2%**
B1. riserve matematiche	1.499		1.499	898	66,9%
B2. riserve per somme da pagare	26		26	11	136,4%
B3. altre riserve	10		10	9	11,1%
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati					
C1. riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato					
C2. riserve derivanti dalla gestione dei fondi pensione					
D. Totale riserve tecniche	**1.547**		**1.547**	**929**	**66,5%**

Il rilevante incremento delle riserve matematiche è dovuto quasi interamente all'aumento delle polizze non garantite ed all'introduzione di nuovi prodotti sul mercato.

13.2 Riserve tecniche: variazioni annue

A. Ramo danni	
Esistenze iniziali	**11**
Variazioni positive	**2**
A1. riserve premi	1
A2. riserve sinistri	1
A3. altre riserve	
Variazioni negative	
A1. riserve premi	
A2. riserve sinistri	
A3. altre riserve	
Rimanenze finali	**13**
B. Ramo vita	
Esistenze iniziali	**918**
Variazioni positive	**616**
B1. riserve matematiche	601
B2. riserve per somme da pagare	15
B3. altre riserve	
Variazioni negative	
B1. riserve matematiche	
B2. riserve per somme da pagare	
B3. altre riserve	
Rimanenze finali	**1.534**
Rimanenze finali totali	**1.547**

Sezione 15 - Patrimonio del gruppo - Voci 140, 160, 170, 180, 190, 200 e 220

15.1 Patrimonio del gruppo: composizione

Voci/Valori	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Capitale	827	648	27,6%
2. Sovrapprezzi di emissione	101	58	74,1%
3. Riserve	433	322	34,5%
4. (Azioni proprie)			
a) capogruppo			
b) controllate			
5. Riserve da valutazione	(12)	148	n.s.
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio di pertinenza del gruppo	271	149	81,9%
Totale	**1.620**	**1.325**	**22,3%**

L'incremento delle voci "Capitale" e " Sovrapprezzi di emissione" si riferisce alle emissioni di nuove azioni operate dalla Capogruppo nel corso del 2006, per importi pari a 146 milioni di euro a pagamento (al netto dei costi di aumento del capitale sociale) ed a 68 milioni di euro a titolo gratuito, effettuato mediante l'integrale utilizzo delle riserve da rivalutazione degli immobili; l'ulteriore decremento delle "Riserve da valutazione" deriva dall'utilizzo, pari a 30 milioni di euro, della quota di pertinenza del Gruppo delle riserve da rivalutazione degli immobili per aumenti di capitale sociale a titolo gratuito effettuati dalle banche controllate, nonché dal rigiro a conto economico per 62 milioni di euro di riserve positive relative ad "Attività finanziarie disponibili per la vendita" cedute nell'esercizio.
L'incremento della voce "Riserve" si riferisce per 88 milioni di euro all'allocazione del risultato dell'esercizio precedente.

Per una dettagliata rappresentazione delle variazioni delle poste relative al patrimonio netto si rimanda a quanto riportato nel prospetto di movimentazione del patrimonio netto consolidato incluso tra gli schemi del presente bilancio.

15.2 "Capitale" e "Azioni proprie": composizione

Al 31 dicembre 2006 il capitale sociale della Capogruppo è pari ad euro 827.306.961, suddiviso in n° 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna. In data 26 giugno 2006, sono state acquistate n° 23.144 azioni proprie, per un controvalore di 0,1 milioni di euro, successivamente rivendute. L'acquisto è stato effettuato nell'ambito dell'operazione di fusione per incorporazione di CR Mirandola S.p.A. ed era finalizzato ad un'operazione di concambio con azioni CR Mirandola S.p.A., per le quali gli azionisti avevano esercitato il diritto alla vendita all'incorporante, così come previsto dall'articolo 2505-bis del Codice Civile.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	579.089.943	41,998%
Intesa Sanpaolo S.p.A.	256.497.774	18,602%
BNP Paribas S.A.	90.023.800	6,529%
Fondazione CR Spezia	53.996.960	3,916%
Fondazione CR Pistoia e Pescia	50.834.627	3,687%
Gruppo Banca Carige	34.566.245	2,507%
Sofibar S.p.A.	15.025.000	1,090%
Altri (mercato)	298.810.586	21,671%
Totale	**1.378.844.935**	**100,000%**

15.3 Capitale - numero azioni della capogruppo: variazioni annue		
Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	**1.137.044.988**	
• interamente liberate	1.137.044.988	
• non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	**1.137.044.988**	
B. Aumenti	**241.823.091**	
B.1 Nuove emissioni		
• a pagamento:	90.161.819	
- operazioni di aggregazioni di imprese		
- conversione di obbligazioni		
- esercizio di warrant		
- altre	90.161.819	
• a titolo gratuito:	151.638.128	
- a favore dei dipendenti		
- a favore degli amministratori		
- altre	151.638.128	
B.2 Vendita di azioni proprie	23.144	
B.3 Altre variazioni		
C. Diminuzioni	**23.144**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	23.144	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni		
D. Azioni in circolazione: rimanenze finali	**1.378.844.935**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio	1.378.844.935	
• interamente liberate	1.378.844.935	
• non interamente liberate		

15.4 Capitale: altre informazioni

I dati e le informazioni relative all'utile per azione sono riportati nella Sezione 24 della Parte C della presente nota integrativa.

15.5 Riserve di utili: altre informazioni

Ulteriori informazioni sulla disponibilità e distribuibilità delle riserve di utili della Capogruppo sono riportate nella Parte B - Passivo, Sezione 14, della nota integrativa del bilancio dell'Impresa.

15.6 Riserve da valutazione: composizione

Voci/Componenti	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	(14)	1	(13)	46	n.s.
2. Attività materiali	1		1	6	-83,3%
3. Attività immateriali					
4. Copertura di investimenti esteri					
5. Copertura dei flussi finanziari					
6. Differenze di cambio					
7. Attività non correnti in via di dismissione					
8. Leggi speciali di rivalutazione				96	-100,0%
Totale	**(13)**	**1**	**(12)**	**148**	**-108,1%**

Il decremento della voce 1. "Attività finanziarie disponibili per la vendita" è principalmente dovuto al rigiro a conto economico delle riserve positive da valutazione su titoli di capitale e si riferisce alle cessioni operate dalla Capogruppo nel corso dell'esercizio 2006 di alcune partecipazioni minoritarie, come dettagliato nella successiva Sezione 15.9.1.
Il decremento della voce 8. "Leggi speciali di rivalutazione" è interamente relativo all'utilizzo di tali riserve ai fini dell'aumento gratuito del capitale sociale effettuato dalla Capogruppo e dalle banche controllate.

15.7 Riserve da valutazione: variazioni annue

15.7.1 Di pertinenza del gruppo bancario

	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali di rivalutazione	Totale
A. Esistenze iniziali	**42**	**6**	**96**	**144**
B. Aumenti	**28**			**28**
B1. Incrementi di fair value	23			23
B2. Altre variazioni	5			5
C. Diminuzioni	**(84)**	**(5)**	**(96)**	**(185)**
C1. Riduzioni di fair value	(9)			(9)
C2. Altre variazioni	(75)	(5)	(96)	(176)
D. Rimanenze finali	**(14)**	**1**		**(13)**

La voce C.2 comprende il rigiro a conto economico delle riserve AFS riferite ai titoli di capitale ceduti dalla Capogruppo nel corso dell'esercizio 2006, come riportato nella successiva Sezione 15.9.1, nonché il sopra menzionato utilizzo delle riserve relative alle "Leggi speciali di rivalutazione".

15.7.2 Di pertinenza delle imprese di assicurazione

	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali di rivalutazione	Totale
A. Esistenze iniziali	**4**			**4**
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni	**(3)**			**(3)**
C1. Riduzioni di fair value				
C2. Altre variazioni	(3)			(3)
D. Rimanenze finali	**1**			**1**

La voce C2 "Altre variazioni" si riferisce al decremento prodotto dalle cessioni relative al riposizionamento del portafoglio degli investimenti correlati alle polizze con rischio a carico degli assicurati, effettuato dalla Centrovita Assicurazioni S.p.A. nel secondo semestre dell'esercizio 2006, coerentemente con le politiche di *asset allocation* stabilite dalla compagnia.

15.8 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2006		31 dicembre 2005		variazione %	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	6	(2)	1		7	(2)	6	(1)	16,7%	100,0%
2. Titoli di capitale	11	(32)			11	(32)	68	(28)	-83,8%	14,3%
3. Quote di O.I.C.R.	4	(1)			4	(1)	1		300,0%	-100,0%
4. Finanziamenti										
Totale	**21**	**(35)**	**1**		**22**	**(35)**	**75**	**(29)**	**-70,7%**	**20,7%**

Il significativo decremento delle riserve positive su titoli di capitale è interamente riferito al rigiro a conto economico prodotto dalla cessione di alcune partecipazioni minoritare, come dettagliato nella successiva Sezione 15.9.1.

15.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

15.9.1 Di pertinenza del gruppo bancario

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	**1**	**40**	**1**		**42**
2. Variazioni positive	**8**	**16**	**4**		**28**
2.1 Incrementi di fair value	6	13	4		23
2.2 Rigiro a conto economico di riserve negative:	1				1
- da deterioramento					
- da realizzo	1				1
2.3 Altre variazioni	1	3			4
3. Variazioni negative	**(5)**	**(76)**	**(3)**		**(84)**
3.1 Riduzioni di fair value	(3)	(4)	(2)		(9)
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive: da realizzo	(1)	(70)	(1)		(72)
3.4 Altre variazioni	(1)	(2)			(3)
4. Rimanenze finali	**4**	**(20)**	**2**		**(14)**

Il rigiro a conto economico delle riserve positive da valutazione su titoli di capitale si riferisce principalmente alle cessioni, operate dalla Capogruppo nel corso dell'esercizio 2006, delle partecipazioni minoritarie in Sanpaolo IMI S.p.A, Parmalat S.p.A e Fondiaria-SAI S.p.A, per importi rispettivamente pari a 60 milioni di euro, 2 milioni di euro e 7 milioni di euro.

15.9.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	**4**				**4**
2. Variazioni positive					
2.1 Incrementi di fair value					
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo					
2.3 Altre variazioni					
3. Variazioni negative	**(3)**				**(3)**
3.1 Riduzioni di fair value					
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive: da realizzo					
3.4 Altre variazioni	(3)				(3)
4. Rimanenze finali	**1**				**1**

Sezione 16 - Patrimonio di pertinenza di terzi - Voce 210

16.1 Patrimonio di pertinenza di terzi: composizione

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Capitale					
2. Sovrapprezzi di emissione					
3. Riserve	86	25	111	39	184,6%
4. (Azioni proprie)					
5. Riserve da valutazione	1	1	2	30	-93,3%
6. Strumenti di capitale					
7. Utile (Perdita) dell'esercizio di pertinenza di terzi	23	8	31	26	19,2%
Totale	**110**	**34**	**144**	**95**	**51,6%**

L'incremento della voce "Riserve", pari a 72 milioni di euro, si riferisce per 25 milioni di euro alla capitalizzazione dell'utile dell'esercizio precedente e per 39 milioni di euro all'aumento dell'interessenza delle *minorities* prodotto dall'estinzione, avvenuta nell'esercizio 2006, delle *put options* sulle azioni della Cassa di Risparmio della Spezia S.p.A. e della Cassa di Risparmio di Orvieto S.p.A.

16.2 Riserve da valutazione di pertinenza di terzi: composizione

Voci/Componenti	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie disponibili per la vendita	1	1	2	4	-50,0%
2. Attività materiali				1	-100,0%
3. Attività immateriali					
4. Copertura di investimenti esteri					
5. Copertura dei flussi finanziari					
6. Differenze di cambio					
7. Attività non correnti in via di dismissione					
8. Leggi speciali di rivalutazione				25	-100,0%
Totale	**1**	**1**	**2**	**30**	**-93,3%**

Il decremento del patrimonio di pertinenza di terzi relativo alle "Attività materiali" ed alle "Leggi speciali di rivalutazione" è dovuto agli aumenti gratuiti di capitale sociale operati dalle banche del Gruppo nel corso dell'esercizio 2006.

16.3 Strumenti di capitale: composizione e variazioni annue

Al 31 dicembre 2006 non sono presenti strumenti di capitale di pertinenza di terzi.

16.4 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione						
Attività/Valori	Gruppo bancario		Imprese di assicurazione		Totale	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	1		1		2	
2. Titoli di capitale						
3. Quote di O.I.C.R.						
4. Finanziamenti						
Totale	**1**		**1**		**2**	

16.5 Riserve da valutazione: variazioni annue

16.5.1 Di pertinenza del gruppo bancario	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali rivalutazione	Totale
A. Esistenze iniziali	**1**	**1**	**25**	**27**
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni		**(1)**	**(25)**	**(26)**
C1. Riduzioni di fair value				
C2. Altre variazioni		(1)	(25)	(26)
D. Rimanenze finali	**1**			**1**

Il decremento del patrimonio di pertinenza di terzi relativo alle "Attività materiali" ed alle "Leggi speciali di rivalutazione" è dovuto agli aumenti gratuiti di capitale sociale operati dalle banche del Gruppo nel corso dell'esercizio 2006.

16.5.1 Di pertinenza delle imprese di assicurazione	Attività finanziarie disponibili per la vendita	Attività materiali	Leggi speciali rivalutazione	Totale
A. Esistenze iniziali	**3**			**3**
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni	**(2)**			**(2)**
C1. Riduzioni di fair value	(2)			(2)
C2. Altre variazioni				
D. Rimanenze finali	**1**			**1**

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Garanzie rilasciate di natura finanziaria				
a) Banche	13	13	33	-60,6%
b) Clientela	587	587	644	-8,9%
2) Garanzie rilasciate di natura commerciale				
a) Banche	46	46	41	12,2%
b) Clientela	301	301	315	-4,4%
3) Impegni irrevocabili a erogare fondi				
a) Banche				
i) a utilizzo certo	345	345	395	-12,7%
ii) a utilizzo incerto	25	25	21	19,0%
b) Clientela				
i) a utilizzo certo	172	172	296	-41,9%
ii) a utilizzo incerto	173	173	602	-71,3%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	6	6	7	-14,3%
5) Attività costituite in garanzia di obbligazioni di terzi				
6) Altri impegni	28	28	62	-54,8%
Totale	**1.696**	**1.696**	**2.416**	**-29,8%**

La rilevante diminuzione della voce 3) b deriva dal minor ammontare degli impegni relativi ai mutui e conti correnti ipotecari determinati, laddove applicabile, sulla base degli stati di avanzamento lavori.
La voce 4) "Impegni sottostanti ai derivati su crediti: vendite di protezione" si riferisce alle garanzie finanziarie rilasciate che non hanno i requisiti per essere incluse tra i derivati su crediti in base ai principi IAS/IFRS.

2. Attività costituite a garanzia di proprie passività e impegni

Portafogli	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Attività finanziarie detenute per la negoziazione			
2. Attività finanziarie valutate al fair value			
3. Attività finanziarie disponibili per la vendita	1.417	1.193	18,8%
4. Attività finanziarie detenute sino alla scadenza			
5. Crediti verso banche			
6. Crediti verso clientela			
7. Attività materiali			

La voce 3 "Attività finanziarie disponibili per la vendita" è prevalentemente costituita da titoli a garanzia di operazioni di "pronti contro termine" di raccolta.

3. Informazioni sul leasing operativo

Gli ammontari dei canoni relativi alle operazioni in essere alla data di chiusura nell'esercizio non sono da ritenersi rilevanti.

4. Composizione degli investimenti a fronte delle polizze unit-linked e index-linked

Si riporta il dettaglio delle attività e delle passività a fronte delle polizze unit-linked e index-linked, esposto nel formato previsto dalle disposizioni ISVAP.

	31 dicembre 2006	31 dicembre 2005	variazioni %
Attività finanziarie in bilancio	1.669	1.786	-6,6%
Passività in bilancio			
Totale attività nette	**1.669**	**1.786**	**-6,6%**
Passività finanziarie in bilancio	1.669	1.786	-6,6%
Riserve tecniche in bilancio			
Totale passività	**1.669**	**1.786**	**-6,6%**

Gli importi di cui sopra sono riferiti, per entrambi gli esercizi, agli investimenti di "Classe D.I", owero ad investimenti in polizze il cui rischio è a carico degli assicurati; tali valori corrispondono alle risultanze esposte nello stato patrimoniale di Centrovita Assicurazioni S.p.A. alle righe 57 dell'attivo e 127 del passivo per l'esercizio 2006 ed alle righe 237 dell'attivo e 307 del passivo per l'esercizio precedente.

5. Gestione e intermediazione per conto terzi: gruppo bancario

Tipologia servizi	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Negoziazione di strumenti finanziari per conto di terzi			
a) acquisti			
1. regolati			
2. non regolati			
b) vendite			
1. regolate			
2. non regolate			
2. Gestioni patrimoniali			
a) individuali	2.776	3.479	-20,2%
b) collettive		4	-100,0%
3. Custodia e amministrazione di titoli			
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)			
1. titoli emessi dalle società incluse nel consolidamento	15	10	50,0%
2. altri titoli	54	422	-87,2%
b) altri titoli di terzi in deposito (escluse gestioni patrimoniali): altri			
1. titoli emessi dalle società incluse nel consolidamento	4.673	4.131	13,1%
2. altri titoli	17.089	14.577	17,2%
c) titoli di terzi depositati presso terzi	21.409	18.231	17,4%
d) titoli di proprietà depositati presso terzi	3.091	2.730	13,2%
4. Altre operazioni			

NOTA INTEGRATIVA CONSOLIDATA

Parte C - Informazioni sul conto economico consolidato

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

1.1.1 Di pertinenza del gruppo bancario

Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2006	31 dicembre 2005	variazioni %
	Titoli di debito	Finanziamenti					
1 Attività finanziarie detenute per la negoziazione	15				15	60	-75,0%
2 Attività finanziarie valutate al fair value							
3 Attività finanziarie disponibili per la vendita	58				58	4	n.s.
4 Attività finanziarie detenute sino alla scadenza							
5 Crediti verso banche		48		6	54	30	80,0%
6 Crediti verso clientela		701	15		716	605	18,4%
7 Derivati di copertura				7	7	12	-41,7%
8 Attività finanziarie cedute non cancellate						1	-100,0%
9 Altre attività				2	2	1	100,0%
Totale	**73**	**749**	**15**	**15**	**852**	**713**	**19,5%**

1.1.2 Di pertinenza delle imprese di assicurazione

Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2006	31 dicembre 2005	variazioni %
	Titoli di debito	Finanziamenti					
1 Attività finanziarie detenute per la negoziazione	1				1	1	0,0%
2 Attività finanziarie valutate al fair value	2				2	4	-50,0%
3 Attività finanziarie disponibili per la vendita	33				33	31	6,4%
4 Attività finanziarie detenute sino alla scadenza							
5 Crediti verso banche							
6 Crediti verso clientela						1	-100,0%
7 Derivati di copertura							
8 Attività finanziarie cedute non cancellate							
9 Altre attività							
Totale	**36**				**36**	**37**	**-2,7%**

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura

Voci/Settori	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Differenziali positivi relativi a operazioni di:				
A.1 Copertura specifica del fair value di attività				
A.2 Copertura specifica del fair value di passività	31	31	31	0,0%
A.3 Copertura generica del rischio di tasso di interesse				
A.4 Copertura specifica dei flussi finanziari di attività				
A.5 Copertura specifica dei flussi finanziari di passività				
A.6 Copertura generica dei flussi finanziari				
Totale differenziali positivi (A)	**31**	**31**	**31**	**0,0%**
B. Differenziali negativi relativi a operazioni di:				
B.1 Copertura specifica del fair value di attività				
B.2 Copertura specifica del fair value di passività	(24)	(24)	(19)	26,3%
B.3 Copertura generica del rischio di tasso di interesse				
B.4 Copertura specifica dei flussi finanziari di attività				
B.5 Copertura specifica dei flussi finanziari di passività				
B.6 Copertura generica dei flussi finanziari				
Totale differenziali negativi (B)	**(24)**	**(24)**	**(19)**	**26,3%**
C. Saldo (A-B)	**7**	**7**	**12**	**-41,7%**

Il decremento della voce C. "Saldo (A-B)" è legato alla copertura realizzata dal Gruppo sulle proprie emissioni obbligazionarie strutturate e lineari a tasso fisso, in considerazione dell'andamento della curva dei tassi nel periodo di riferimento.

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta

Al 31 dicembre 2006 gli interessi attivi su operazioni in valuta ammontavano a 10 milioni di euro.

1.3.2 Interessi attivi su operazioni di locazione finanziaria

Al 31 dicembre 2006 non sono presenti interessi attivi su operazioni di locazione finanziaria di importo superiore ad un milione di euro.

1.3.3 Interessi attivi su crediti con fondi di terzi in amministrazione

Al 31 dicembre 2006 non sono presenti interessi attivi su crediti con fondi di terzi in amministrazione di importo superiore ad un milione di euro.

1.4 Interessi passivi e oneri assimilati: composizione

1.4.1 Di pertinenza del gruppo bancario

Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Debiti verso banche	(34)			(34)	(19)	78,9%
2. Debiti verso clientela	(120)		(2)	(122)	(86)	41,9%
3. Titoli in circolazione		(156)		(156)	(130)	20,0%
4. Passività finanziarie di negoziazione					(2)	-100,0%
5. Passività finanziarie valutate al fair value						
6. Passività finanziarie a fronte di attività cedute non cancellate						
7. Altre passività			(5)	(5)	(8)	-37,5%
8. Derivati di copertura						
Totale	**(154)**	**(156)**	**(7)**	**(317)**	**(245)**	**29,4%**

1.4.2 Di pertinenza delle imprese di assicurazione

Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Debiti verso banche	(1)			(1)	(1)	0,0%
2. Debiti verso clientela						
3. Titoli in circolazione						
4. Passività finanziarie di negoziazione					(1)	-100,0%
5. Passività finanziarie valutate al fair value						
6. Passività finanziarie a fronte di attività cedute non cancellate						
7. Altre passività						
8. Derivati di copertura						
Totale	**(1)**			**(1)**	**(2)**	**-50,0%**

1.6 Interessi passivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta

Al 31 dicembre 2006 gli interessi passivi su operazioni in valuta ammontavano a 14 milioni di euro.

1.6.2 Interessi passivi su passività per operazioni di locazione finanziaria

Al 31 dicembre 2006 non sono presenti interessi passivi su operazioni di locazione finanziaria di importo superiore ad un milione di euro.

1.6.3 Interessi passivi su fondi di terzi in amministrazione

Al 31 dicembre 2006 non sono presenti interessi passivi su fondi di terzi in amministrazione di importo superiore ad un milione di euro.

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

2.1.1 Di pertinenza del gruppo bancario

Tipologia servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie rilasciate	8	7	14,3%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	125	120	4,2%
1. negoziazione di strumenti finanziari	3	2	50,0%
2. negoziazione di valute	3	3	0,0%
3. gestioni patrimoniali	86	78	10,3%
3.1. individuali	18	18	0,0%
3.2. collettive	68	60	13,3%
4. custodia e amministrazione di titoli	3	4	-25,0%
5. banca depositaria		1	-100,0%
6. collocamento di titoli	13	19	-31,6%
7. raccolta ordini	6	5	20,0%
8. attività di consulenza			
9. distribuzione di servizi di terzi	11	8	37,5%
9.1. gestioni patrimoniali	1	1	0,0%
9.1.1. individuali	1	1	0,0%
9.1.2. collettive			
9.2. prodotti assicurativi	9	7	28,6%
9.3. altri prodotti	1		100,0%
d) servizi di incasso e pagamento	72	69	4,3%
e) servizi di servicing per operazioni di cartolarizzazione	5	5	0,0%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie		32	-100,0%
h) altri servizi	63	65	-3,1%
Totale	**273**	**298**	**-8,4%**

Al 31 dicembre 2006 il saldo della voce g) risulta pari a zero in seguito alla cessione delle società di riscossione tributi Cerit S.p.A. e SRT S.p.A a Riscossione Tributi S.p.A., avvenuta nel corso dell'esercizio 2006.

2.1.2 Di pertinenza delle imprese di assicurazione

Tipologia servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie rilasciate			
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:			
1. negoziazione di strumenti finanziari			
2. negoziazione di valute			
3. gestioni patrimoniali			
3.1. individuali			
3.2. collettive			
4. custodia e amministrazione di titoli			
5. banca depositaria			
6. collocamento di titoli			
7. raccolta ordini			
8. attività di consulenza			
9. distribuzione di servizi di terzi			
9.1. gestioni patrimoniali			
9.1.1. individuali			
9.1.2. collettive			
9.2. prodotti assicurativi	12	19	-36,8%
9.3. altri prodotti			
d) servizi di incasso e pagamento			
e) servizi di servicing per operazioni di cartolarizzazione			
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi			
Totale	**12**	**19**	**-36,8%**

La riduzione delle commissioni attive relative ai prodotti assicurativi è dovuta alla riclassifica delle commissioni sui prodotti assicurativi secondo il disposto dell'IFRS 4.

2.2 Commissioni attive: canali distributivi dei prodotti e servizi: gruppo bancario			
Canali/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) presso propri sportelli:	**115**	**119**	**-3,4%**
1. gestioni patrimoniali	84	75	12,0%
2. collocamento di titoli	8	17	-52,9%
3. servizi e prodotti di terzi	23	27	-14,8%
b) offerta fuori sede:	**7**	**5**	**40,0%**
1. gestioni patrimoniali	2	3	-33,3%
2. collocamento di titoli	5	2	150,0%
3. servizi e prodotti di terzi			
c) altri canali distributivi:			
1. gestioni patrimoniali			
2. collocamento di titoli			
3. servizi e prodotti di terzi			

La tabella costituisce il dettaglio delle voci c) 3., 6. e 9. delle Sezioni 2.1.1 e 2.1.2.

2.3 Commissioni passive: composizione

2.3.1 Di pertinenza del gruppo bancario			
Servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie ricevute	(1)	(1)	0,0%
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(26)	(24)	8,3%
1. negoziazione di strumenti finanziari	(2)	(1)	100,0%
2. negoziazione di valute			
3. gestioni patrimoniali:	(9)	(8)	12,5%
3.1 portafoglio proprio	(9)	(8)	12,5%
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(2)	(1)	100,0%
5. collocamento di strumenti finanziari	(5)	(6)	-16,7%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(8)	(8)	0,0%
d) servizi di incasso e pagamento	(11)	(11)	0,0%
e) altri servizi	(3)	(4)	-25,0%
Totale	**(41)**	**(40)**	**2,5%**

2.3.2 Di pertinenza delle imprese di assicurazione

Servizi/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
a) garanzie ricevute			
b) derivati su crediti			
c) servizi di gestione e intermediazione:			
1. negoziazione di strumenti finanziari			
2. negoziazione di valute			
3. gestioni patrimoniali:			
3.1 portafoglio proprio			
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli			
5. collocamento di strumenti finanziari	(23)	(12)	91,7%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi			
d) servizi di incasso e pagamento			
e) altri servizi			
Totale	**(23)**	**(12)**	**91,7%**

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

Voci/Proventi	Gruppo bancario		Imprese di assicurazione		Altre imprese		31 dicembre 2006		31 dicembre 2005		variazioni %	
	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.
A. Attività finanziarie detenute per la negoziazione												
B. Attività finanziarie disponibili per la vendita	11		1				12		10		20,0%	
C. Attività finanziarie valutate al fair value												
D. Partecipazioni		X		X		X		X		X		X
Totale	**11**		**1**				**12**		**10**		**20,0%**	

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

4.1.1 Di pertinenza del gruppo bancario

Operazioni/Componenti reddituali	31 dicembre 2006					31 dicembre 2005	
	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto [(A+B)-(C+D)]	Risultato netto	variazioni % del risultato netto
1. Attività finanziarie di negoziazione	**1**	**17**	**(1)**	**(5)**	**12**	**11**	**9,1%**
1.1 Titoli di debito		7	(1)	(4)	2	3	-33,3%
1.2 Titoli di capitale		1			1	(1)	n.s.
1.3 Quote di O.I.C.R.	1				1		100,0%
1.4 Finanziamenti							
1.5 Altre		9		(1)	8	9	-11,1%
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze di cambio	**X**	**X**	**X**	**X**	**1**		**100,0%**
4. Strumenti derivati							
4.1 Derivati finanziari:	59	55	(58)	(41)	15	18	-16,7%
- Su titoli di debito e tassi di interesse	35	49	(33)	(39)	12	16	-25,0%
- Su titoli di capitale e indici azionari	22	6	(23)	(2)	3	2	100,0%
- Su valute e oro	X	X	X	X			
- Altri	2		(2)				0,0%
4.2 Derivati su crediti							
Totale	**60**	**72**	**(59)**	**(46)**	**28**	**29**	**-3,4%**

La voce 1.5 si riferice al risultato della negoziazione di valute.

4.1.2 Di pertinenza delle imprese di assicurazione

Operazioni/Componenti reddituali	31 dicembre 2006					31 dicembre 2005	
	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto [(A+B)-(C+D)]	Risultato netto	variazioni % del risultato netto
1. Attività finanziarie di negoziazione	**10**				**10**	**7**	**42,9%**
1.1 Titoli di debito							
1.2 Titoli di capitale							
1.3 Quote di O.I.C.R.	10				10	7	42,9%
1.4 Finanziamenti							
1.5 Altre							
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze							
4. Strumenti derivati							
4.1 Derivati finanziari:							
- Su titoli di debito e tassi di interesse							
- Su titoli di capitale e indici azionari							
- Su valute e oro							
- Altri							
4.2 Derivati su crediti							
Totale	**10**				**10**	**7**	**42,9%**

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Proventi relativi a:				
A.1 Derivati di copertura del *fair value*	61	61	94	-35,1%
A.2 Attività finanziarie coperte (*fair value*)				
A.3 Passività finanziarie coperte (*fair value*)	87	87	98	-11,2%
A.4 Derivati finanziari di copertura dei flussi finanziari				
A.5 Attività e passività in valuta				
Totale proventi dell'attività di copertura (A)	**148**	**148**	**192**	**-22,9%**
B. Oneri relativi a:				
B.1 Derivati di copertura del *fair value*	(137)	(137)	(137)	0,0%
B.2 Attività finanziarie coperte (*fair value*)				
B.3 Passività finanziarie coperte (*fair value*)	(8)	(8)	(52)	-84,6%
B.4 Derivati finanziari di copertura dei flussi finanziari				
B.5 Attività e passività in valuta				
Totale oneri dell'attività di copertura (B)	**(145)**	**(145)**	**(189)**	**-23,3%**
C. Risultato netto dell'attività di copertura (A-B)	**3**	**3**	**3**	**0,0%**

L'applicazione dell'*hedge accounting* ha determinato, nell'esercizio 2006, un risultato netto di 3 milioni di euro. In dettaglio, a fronte di oneri per 8 milioni di euro, derivanti dalle svalutazioni delle passività coperte, si registrano proventi per 61 milioni di euro dovuti alla rivalutazione dei derivati di copertura. Dall'altro lato, a fronte di proventi per rivalutazioni delle passività coperte per 87 milioni di euro, si registrano oneri per 137 milioni di euro relativi alle svalutazioni dei derivati di copertura.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali	Gruppo bancario			Imprese di assicurazione			31 dicembre 2006			31 dicembre 2005			variazioni % del risultato netto
	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	
Attività finanziarie													
1. Crediti verso banche													
2. Crediti verso clientela													
3. Attività finanziarie disponibili per la vendita													
3.1 Titoli di debito	1	(4)	(3)				1	(4)	(3)	4	(3)	1	-400,0%
3.2 Titoli di capitale	112		112	2		2	114		114	11		11	n.s.
3.3 Quote di O.I.C.R.	2		2				2		2				100,0%
3.4 Finanziamenti													
4. Attività finanziarie detenute sino alla scadenza													
Totale attività	**115**	**(4)**	**111**	**2**			**117**	**(4)**	**113**	**15**	**(3)**	**12**	**n.s.**
Passività finanziarie													
1. Debiti verso banche													
2. Debiti verso clientela													
3. Titoli in circolazione	3		3				3		3	2		2	50,0%
Totale passività	**3**		**3**				**3**		**3**	**2**		**2**	**50,0%**

Al 31 dicembre 2006 la voce 3.2 relativa alle attività finanziarie si riferisce alla cessione delle partecipazioni minoritarie in Sanpaolo IMI S.p.A. per 92 milioni di euro ed in Fondiaria-SAI S.p.A. per 8 milioni di euro.

Sezione 7 - Il risultato netto delle attività e passività finanziarie valutate al *fair value* - Voce 110

7.1 Variazione netta di valore delle attività/passività finanziarie valutate al *fair value*: composizione

7.1.2 *Di pertinenza delle imprese di assicurazione*

	31 dicembre 2006					31 dicembre 2005	variazioni %
Operazioni/Componenti reddituali	Plusvalenze (A)	Utili da realizzo (B)	Minusvalenze (C)	Perdite da realizzo (D)	Risultato netto [(A+B)-(C+D)]	Risultato netto	del risultato netto
1. Attività finanziarie	**39**	**129**	**(90)**	**(8)**	**70**	**111**	**-36,9%**
1.1 Titoli di debito	5	43	(30)	(2)	16	15	6,7%
1.2 Titoli di capitale							
1.3 Quote di O.I.C.R.	34	86	(60)	(6)	54	96	-43,8%
1.4 Finanziamenti							
2. Passività finanziarie			**(24)**		**(24)**	**(97)**	**-75,3%**
2.1 Titoli di debito			(24)		(24)	(97)	-75,3%
2.2 Debiti verso banche							
2.3 Debiti verso clientela							
3. Attività e passività finanziarie in valuta: differenze di cambio		X	X	X	X		
4. Strumenti derivati							
4.1 Derivati finanziari:							
- su titoli di debito e tassi d'interesse							
- su titoli di capitale e indici azionari							
- su valute e oro	X	X	X	X			
- altri							
3.2 Derivati su crediti							
Totale derivati							
Totale	**39**	**129**	**(114)**	**(8)**	**46**	**14**	**228,6%**

La voce è esclusivamente di pertinenza del portafoglio "Fair Value Option" delle imprese di assicurazione e si riferisce alla valutazione delle polizze emesse da Centrovita Assicurazioni S.p.A. con rischio finanziario a carico degli assicurati; la crescita del contributo netto prodotto da tale tipologia di polizze è relativa alla diminuzione dei relativi componenti reddituali negativi, principalmente rappresentati da accantonamenti a riserve tecniche.

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

8.1.1 Di pertinenza del gruppo bancario

Operazioni/ Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
	Specifiche			Specifiche		Di portafoglio				
	Cancellazioni	Altre	Di portafoglio	A	B	A	B			
A. Crediti verso banche									(1)	-100,0%
B. Crediti verso clientela	(16)	(84)	(37)	12	49	4	24	(48)	(52)	-7,7%
C. Totale	**(16)**	**(84)**	**(37)**	**12**	**49**	**4**	**24**	**(48)**	**(53)**	**-9,4%**

Le rettifiche/riprese specifiche si riferiscono alle valutazioni analitiche, mentre le rettifiche/riprese di portafoglio si riferiscono alle valutazioni collettive.

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

8.2.1 Di pertinenza del gruppo bancario

Operazioni/ Componenti reddituali	Rettifiche di valore (1) Specifiche Cancellazioni	Rettifiche di valore (1) Specifiche Altre	Riprese di valore (2) Specifiche A	Riprese di valore (2) Specifiche B	31 dicembre 2006 (3) = (1) - (2)	31 dicembre 2005	variazioni %
A. Titoli di debito							
B. Titoli di capitale		(1)	X	X	(1)	(2)	-50,0%
C. Quote di O.I.C.R.			X				
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale		**(1)**			**(1)**	**(2)**	**-50,0%**

LEGENDA:
A = da interessi
B = altre riprese

Al 31 dicembre 2006 la voce B. "Titoli di capitale" si riferisce alle rettifiche di valore durature operate sulle partecipazioni minoritarie Sanpaolo IMI Private Equity Scheme B.V. per 0,6 milioni di euro ed Edizioni Design S.r.l. per 0,3 milioni di euro.

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione

8.4.1 Di pertinenza del gruppo bancario										
Operazioni/	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2006	31 dicembre 2005	variazioni %
	Specifiche			Specifiche		Di portafoglio		(3) = (1) - (2)		
Componenti reddituali	Cancellazioni	Altre	Di portafoglio	A	B	A	B			
A. Garanzie rilasciate		(1)	(1)					(2)	(2)	0,0%
B. Derivati su crediti										
C. Impegni ad erogare fondi										
D. Altre operazioni										
D. Totale		**(1)**	**(1)**					**(2)**	**(2)**	**0,0%**

Le rettifiche di valore specifiche di cui alla voce "Garanzie rilasciate" si riferiscono a crediti di firma in sofferenza, mentre le rettifiche di valore di portafoglio si riferiscono alla valutazione collettiva dei crediti di firma *in bonis*.

LEGENDA:
A = interessi
B = altre riprese

Sezione 9 - Premi netti - Voce 150

9.1 Premi netti: composizione

Premi derivanti dall'attività assicurativa	Lavoro diretto	Lavoro indiretto	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Ramo Vita					
A.1 Premi lordi contabilizzati (+)	590		590	376	56,9%
A.2 Premi ceduti in riassicurazione (-)		X			
A.3 Totale	590		590	376	56,9%
B. Ramo Danni					
B.1 Premi lordi contabilizzati (+)	19		19	12	58,3%
B.2 Premi ceduti in riassicurazione (-)	(1)	X	(1)	(1)	0,0%
B.3 Variazione dell'importo lordo della riserva premi (+/-)				(1)	-100,0%
B.4 Variazione della riserva premi a carico dei riassicuratori (-/+)					
B.5 Totale	18		18	10	80,0%
C. Totale premi netti	**608**		**608**	**386**	**57,5%**

L'incremento della voce "Premi netti" è interamente ascrivibile alla crescita del volume di operazioni attive riferite a polizze con componente assicurativa rilevante emesse da Centrovita Assicurazioni S.p.A.; tale incremento trova peraltro corrispondenza nell'aumento percentuale dei costi per riserve tecniche a fronte delle polizze stipulate con rischio a carico della compagnia, come riportato nella successiva Sezione 10.1.

Di seguito viene riportata la composizione della voce "Risultato netto della gestione assicurativa", che ai fini della redazione dello schema di conto economico consolidato è stata inserita per rappresentare in un'unica componente reddituale le voci 110, 150 e 160 del suddetto schema, riferite esclusivamente al comparto assicurativo.

Composizione della voce "Risultato netto della gestione assicurativa"

	31 dicembre 2006	31 dicembre 2005	variazioni %
110. Risultato netto delle attività e passività valutate al *fair value*	46	14	228,6%
150. Premi netti	608	386	57,5%
160. Saldo altri proventi ed oneri della gestione assicurativa	-630	-395	59,5%
Totale	**24**	**5**	**380,0%**

La significativa crescita del contributo reddituale del comparto assicurativo, rappresentato da Centrovita Assicurazioni S.p.A., deriva dal successo dei prodotti di bancassicurazione, prevalentemente di polizze di Ramo III° con componente assicurativa rilevante, che ha generato il significativo incremento dei premi netti ed il corrispondente incremento degli oneri della gestione assicurativa; si segnala inoltre che in applicazione dell'IFRS 4 sono stati riclassificati alla voce 110. i premi e gli oneri relativi a polizze con rischio prevalentemente a carico dell'assicurato (polizze *index-linked*), linea di prodotto che ha registrato una rilevante crescita reddituale nel corso dell'esercizio 2006, come indicato nella precedente Sezione 7.

Sezione 10 - Saldo altri proventi e oneri della gestione assicurativa - Voce 160

10.1 Saldo altri proventi e oneri della gestione assicurativa: composizione

Voci	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Variazione netta delle riserve tecniche	(479)	(312)	53,5%
2. Sinistri di competenza pagati nell'esercizio	(137)	(67)	104,5%
3. Altri proventi e oneri della gestione assicurativa	(14)	(16)	-12,5%
Totale	**(630)**	**(395)**	**59,5%**

L'incremento dei costi rappresentati dalle riserve tecniche, rappresentati nella voce 1., è direttamente riferito all'aumento dei volumi di polizze collocate rispetto all'esercizio precedente.
L'incremento dei sinistri di competenza pagati nell'esercizio, inclusivo dei riscatti, di cui alla voce 2., è relativo alle polizze "index linked" scadute nel corso dell'esercizio, dettagliate nella successiva Sezione 10.3.

10.2 Composizione della sottovoce "Variazione netta delle riserve tecniche"

Variazione netta delle riserve tecniche	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Ramo vita			
A. Riserve matematiche	(49)	(31)	58,1%
A.1 Importo lordo annuo	(49)	(31)	58,1%
A.2 (-) Quote a carico dei riassicuratori			
B. Altre riserve tecniche	(1)	(1)	0,0%
B.1 Importo lordo annuo	(1)	(1)	0,0%
B.2 (-) Quote a carico dei riassicuratori			
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati	(429)	(280)	53,2%
C.1 Importo lordo annuo	(429)	(280)	53,2%
C.2 (-) Quote a carico dei riassicuratori			
Totale "riserve ramo vita"	**(479)**	**(312)**	**53,5%**
2. Ramo danni			
Variazioni delle altre riserve tecniche del ramo danni diverse dalle riserve sinistri al netto delle cessioni in riassicurazione			

10.3 Composizione della sottovoce "Sinistri di competenza dell'esercizio"

Oneri per sinistri	31 dicembre 2006	31 dicembre 2005	variazioni %
Ramo vita: oneri relativi ai sinistri, al netto delle cessioni in riassicurazione			
A. Importi pagati	(121)	(69)	75,4%
A.1 Importo lordo annuo	(121)	(69)	75,4%
A.2 (-) Quote a carico dei riassicuratori			
B. Variazione della riserva per somme da pagare	(15)	3	n.s.
B.1 Importo lordo annuo	(15)	3	n.s.
B.2 (-) Quote a carico dei riassicuratori			
Totale sinistri ramo vita	**(136)**	**(66)**	**106,1%**
Ramo danni: oneri relativi ai sinistri, al netto dei recuperi e delle cessioni in riassicurazione			
C. Importi pagati	(1)	(1)	0,0%
C.1 Importo lordo annuo	(1)	(1)	0,0%
C.2 (-) Quote a carico dei riassicuratori			
D. Variazione dei recuperi al netto delle quote a carico dei riassicuratori			
E. Variazioni della riserva sinistri			
E.1 Importo lordo annuo			
E.2 (-) Quote a carico dei riassicuratori			
Totale sinistri ramo danni	**(1)**	**(1)**	**0,0%**

10.4 Composizione della sottovoce "Altri proventi ed oneri della gestione assicurativa"

	31 dicembre 2006	31 dicembre 2005	variazioni %
Ramo vita	(12)	(15)	-20,0%
Ramo danni	(2)	(1)	100,0%
Totale altri proventi e oneri della gestione assicurativa	**(14)**	**(16)**	**-12,5%**

Sezione 11 - Le spese amministrative - Voce 180

11.1 Spese per il personale: composizione

Tipologia di spesa/Settori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Personale dipendente					
a) salari e stipendi	(275)	(2)	(277)	(274)	1,1%
b) oneri sociali	(70)		(70)	(67)	4,5%
c) indennità di fine rapporto	(1)		(1)	(1)	0,0%
d) spese previdenziali					
e) accantonamento al trattamento di fine rapporto	(16)		(16)	(24)	-33,3%
f) accantonamento al fondo trattamento di quiescenza e simili:	(16)		(16)	(21)	-23,8%
- *a contribuzione definita*	*(8)*		*(8)*	*(15)*	*-46,7%*
- *a prestazione definita*	*(8)*		*(8)*	*(6)*	*33,3%*
g) versamenti ai fondi di previdenza complementare esterni:	(1)		(1)		100,0%
- *a contribuzione definita*	*(1)*		*(1)*		*100,0%*
- *a prestazione definita*					
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali					
i) altri benefici a favore dei dipendenti	(7)		(7)	(8)	-12,5%
2) Altro personale	(8)		(8)	(6)	33,3%
3) Amministratori	(3)	(1)	(4)	(3)	33,3%
Totale	**(397)**	**(3)**	**(400)**	**(404)**	**-1,0%**

11.2 Numero medio dei dipendenti per categoria: gruppo bancario

	31 dicembre 2006	31 dicembre 2005	variazioni %
Personale dipendente:			
a) dirigenti	99	98	1,0%
b) Totale quadri direttivi	1.497	1.544	-3,0%
- di cui: *di 3° e 4° livello*	*635*	*675*	*-5,9%*
c) restante personale dipendente	3.960	3.974	-0,4%
Altro personale	12	8	50,0%
Totale	**5.568**	**5.624**	**-1,0%**

La diminuzione del numero medio dei dipendenti deriva, per complessive 211 unità, dalla cessione delle società di riscossione tributi SRT S.p.A. e Cerit S.p.A. a Riscossione S.p.A., avvenuta nel corso dell'esercizio 2006.

11.3 Fondi di quiescenza aziendali a prestazione definita: totale costi
Per quanto riguarda i suddetti costi si rimanda alla Sezione 12 della Parte B - Passivo della presente nota integrativa.

11.4 Altri benefici a favore dei dipendenti
Non si segnalano ulteriori rilevanti benefici a favore dei dipendenti oltre quelli compresi nella Sezione 11.1, voce 1), lettera i).

11.5 Altre spese amministrative: composizione

Voci/Settori	31 dicembre 2006	31 dicembre 2005	variazioni %
Fitti per immobili	(19)	(16)	18,8%
Manutenzione ordinaria	(5)	(8)	-37,5%
Altre spese per immobili	(1)	(1)	0,0%
Spese postali	(9)	(10)	-10,0%
Spese telefoniche	(6)	(4)	50,0%
Energia elettrica, riscaldamento e altro	(7)	(7)	0,0%
Costi "ICT" e di outsourcing	(29)	(59)	-50,8%
Locazione macchine e software	*(4)*	*(15)*	*-73,3%*
Manutenzione hardware e software	*(3)*	*(1)*	*200,0%*
Servizi elaborazione dati da terzi	*(4)*	*(12)*	*-66,7%*
Trasmissione dati	*(6)*	*(15)*	*-60,0%*
Costi di back office	*(12)*	*(16)*	*-25,0%*
Pubblicità	(8)	(8)	0,0%
Spese per marketing e rappresentanza	(4)	(4)	0,0%
Spese legali recupero crediti	(7)	(6)	16,7%
Spese per altre consulenze professionali	(11)	(9)	22,2%
Trasporti	(6)	(5)	20,0%
Informazioni e visure	(1)	(1)	0,0%
Assicurazioni	(8)	(7)	14,3%
Vigilanza e sicurezza	(3)	(3)	0,0%
Spese per pulizie	(6)	(6)	0,0%
Stampati e cancelleria	(4)	(4)	0,0%
Spese organi collegiali	(1)	(1)	0,0%
Contribuzioni varie e liberalità		(1)	-100,0%
Spese diverse	(13)	(22)	-40,9%
Imposta di bollo e bollati vari	(40)	(35)	14,3%
Imposta comunale sugli immobili	(2)	(2)	0,0%
Altre imposte indirette	(11)	(10)	10,0%
Totale	**(201)**	**(229)**	**-12,2%**

Si precisa che le "Altre spese amministrative" sono pressoché interamente riferite al Gruppo bancario.
Le rilevanti variazioni delle spese di cui alle sottovoci "Costi ICT e di outsourcing" derivano dalle diverse modalità di fatturazione da parte della controllata società strumentale Infogroup S.p.A., che ha acquisito a partire dal 1° gennaio 2006 tutte le attività del Gruppo relative alla fornitura dei servizi di *Information Technology*, precedentemente forniti da società terze; tale circostanza ha comportato l'imputazione di una rilevante quota delle suddette spese nella voce di conto economico consolidato 220 "Altri oneri e proventi di gestione", che ricomprende tutti i costi ed i ricavi industriali delle società strumentali.

Sezione 12 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 190

12.1 Accantonamenti netti ai fondi per rischi e oneri: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Rischi ed oneri relativi al personale	(16)	(5)	220,0%
Rischi ed oneri su crediti cartolarizzati	2	(1)	n.s.
Rischi ed oneri diversi (cause legali ed altri rischi)	(18)	(11)	63,6%
Totale	**(32)**	**(17)**	**88,2%**

L'incremento degli accantonamenti ai fondi rischi e oneri è sostanzialmente dovuto alle ulteriori esigenze manifestatesi nell'esercizio 2006.

Sezione 13 - Rettifiche/riprese di valore nette su attività materiali - Voce 200

13.1 Rettifiche di valore nette su attività materiali: composizione

13.1.1 Di pertinenza del gruppo bancario

Attività/ Componenti reddituali	31 dicembre 2006 Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto (a + b - c)	31 dicembre 2005 Risultato netto	variazioni % del risultato netto
A. Attività materiali						
A.1 Di proprietà	(24)			(24)	(26)	-7,7%
- Ad uso funzionale	*(24)*			*(24)*	*(26)*	*-7,7%*
- Per investimento						
A.2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	**(24)**			**(24)**	**(26)**	**-7,7%**

La diminuzione delle rettifiche di valore delle attività materiali ad uso funzionale risente anche della modifica alla vita utile residua degli immobili, apportata da alcune società del Gruppo ai sensi del paragrafo 51 dello IAS 16; tale modifica, che nell'anno 2006 ha comportato l'iscrizione di minori ammortamenti pari a circa 2 milioni di euro, è stata effettuata in seguito alle risultanze di apposite perizie svolte da professionisti iscritti agli albi.

13.1.2 Di pertinenza delle imprese di assicurazione

Il relativo ammontare non è rilevante.

Sezione 14 - Rettifiche/riprese di valore nette su attività immateriali - Voce 210

14.1 Rettifiche di valore nette di attività immateriali: composizione

14.1.1 Di pertinenza del gruppo bancario

Attività/ Componenti reddituali	31 dicembre 2006 Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto (a + b - c)	31 dicembre 2005 Risultato netto	variazioni % del risultato netto
A. Attività immateriali						
A.1 Di proprietà	(17)			(17)	(25)	-32,0%
- Generate internamente dall'azienda	*(1)*			*(1)*	*(3)*	*-66,7%*
- Altre	*(16)*			*(16)*	*(22)*	*-27,3%*
A.2 Acquisite in locazione finanziaria						
Totale	**(17)**			**(17)**	**(25)**	**-32,0%**

La diminuzione delle rettifiche di valore di attività immateriali è principalmente riconducibile al completamento, avvenuto nell'esercizio 2005, dell'ammortamento calcolato sui rilevanti investimenti in software effettuati dalla Capogruppo in occasione della transizione all'euro.

14.1.2 Di pertinenza delle imprese di assicurazione

Il relativo ammontare non è rilevante.

Sezione 15 - Gli altri oneri e proventi di gestione - Voce 220

15.1 Altri oneri di gestione: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Oneri per acquisizione affari e servizi	(5)	(3)	66,7%
Retrocessioni e abbuoni alla clientela	(2)	(1)	100,0%
Perdite per rapine in franchigia assicurativa	(1)	(1)	0,0%
Sopravvenienze passive	(11)	(3)	266,7%
Rifusione interessi e bonifici	(2)	(1)	100,0%
Costi industriali delle società strumentali	(34)	(17)	100,0%
Altri oneri diversi	(5)	(4)	25,0%
Totale	**(60)**	**(30)**	**100,0%**

L'aumento delle "Sopravvenienze passive" è sostanzialmente riconducibile alla definizione di operazioni fraudolente manifestatesi nell'esercizio 2006 e di altre partite contabili. I "Costi industriali delle società strumentali" si riferiscono ai costi sostenuti dalla controllata società strumentale Infogroup S.p.A. a fronte dei servizi resi sia all'esterno che all'interno del Gruppo, nonchè agli oneri rifatturati alle società del Gruppo secondo le metodologie indicate in calce alla Sezione 11.5 della presente nota integrativa.

15.2 Altri proventi di gestione: composizione

	31 dicembre 2006	31 dicembre 2005	variazioni %
Recupero spese su depositi a risparmio e su conti creditori	63	62	1,6%
Recupero spese da clientela per:	49	47	4,3%
- Bolli su documenti contabili	*34*	*34*	*0,0%*
- Crediti in sofferenza	*5*	*4*	*25,0%*
- Altri recuperi	*10*	*9*	*11,1%*
Fitti attivi su immobili	2	2	0,0%
Aggiustamenti di consolidamento	1	9	-88,9%
Sopravvenienze attive	4	7	-42,9%
Proventi industriali delle società strumentali	18	16	12,5%
Altri proventi diversi	18	12	50,0%
Totale	**155**	**155**	**0,0%**

I "Proventi industriali delle società strumentali" si riferiscono ai servizi resi dalla controllata strumentale Infogroup S.p.A. a clienti esterni al Gruppo. Si segnala che, per maggiore chiarezza espositiva, i dati raffrontativi delle tabelle 15.1 e 15.2 sono stati predisposti tenendo conto delle riclassifiche di cui alla Parte A, Sezione 5, della presente nota integrativa, per effetto delle quali l'ammontare della voce "Aggiustamenti di consolidamento" dell'esercizio precedente è stato interessato per un importo pari a circa 5 milioni di euro.

Sezione 16 - Utili (Perdite) delle partecipazioni - Voce 240

16.1 Utili (perdite) delle partecipazioni: composizione

Componenti reddituali/Settori	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
1) Imprese a controllo congiunto				
A. Proventi				
1. Rivalutazioni	53	53	53	0,0%
2. Utili da cessione				
3. Riprese di valore				
4. Altre variazioni positive				
B. Oneri				
1. Svalutazioni				
2. Rettifiche di valore da deterioramento				
3. Perdite da cessione				
4. Altre variazioni negative				
Risultato netto	**53**	**53**	**53**	**0,0%**
2) Imprese sottoposte a influenza notevole				
A. Proventi				
1. Rivalutazioni	4	4	8	-50,0%
2. Utili da cessione				
3. Riprese di valore				
4. Altre variazioni positive				
B. Oneri				
1.Svalutazioni				
2. Rettifiche di valore da deterioramento				
3. Perdite da cessione				
4. Altre variazioni negative				
Risultato netto	**4**	**4**	**8**	**-50,0%**
Totale	**57**	**57**	**61**	**-6,6%**

Gli importi sopra riportati si riferiscono agli utili di pertinenza del Gruppo conseguiti dalle società consolidate con il metodo del patrimonio netto, indicate nella Parte B, Sezione 10 - Attivo della presente nota integrativa.

Sezione 17 - Risultato netto della valutazione al *fair value* delle attività materiali e immateriali - Voce 250

17.1 Risultato netto della valutazione al *fair value* (o al valore rivalutato) delle attività materiali e immateriali: composizione

17.1.1 Di pertinenza del gruppo bancario

Attività/Componenti reddituali	31 dicembre 2006					31 dicembre 2005	variazioni %
	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio		Risultato netto (a-b+c-d)	Risultato netto	
			Positive (c)	Negative (d)			
A. Attività materiali							
A.1 Di proprietà:	1				1	1	0,0%
- Ad uso funzionale						(1)	-100,0%
- Detenute a scopo di investimento	1				1	2	-50,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà:							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	**1**				**1**	**1**	**0,0%**

Sezione 19 - Utili (Perdite) da cessione di investimenti - Voce 270

19.1 Utili (perdite) da cessione di investimenti: composizione

Componenti reddituali/Settori	Gruppo bancario	31 dicembre 2006	31 dicembre 2005	variazioni %
A. Immobili				
- Utili da cessione	2	2	4	-50,0%
- Perdite da cessione				
B. Altre attività				
- Utili da cessione				
- Perdite da cessione				
Risultato netto	**2**	**2**	**4**	**-50,0%**

Gli utili sopra esposti si riferiscono alla cessione di immobili ad uso funzionale principalmente relativi alla Capogruppo.

Sezione 20 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 290

20.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componenti reddituali/Settori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Imposte correnti (-)	(117)	(8)	(125)	(99)	26,3%
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-)					
3. Riduzione delle imposte correnti dell'esercizio (+)					
4. Variazione delle imposte anticipate (+/-)	3	(4)	(1)	(5)	-80,0%
5. Variazione delle imposte differite (+/-)	13	2	15	8	87,5%
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	**(101)**	**(10)**	**(111)**	**(96)**	**15,6%**

20.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2006	% sull'utile al lordo delle imposte	31 dicembre 2005	% sull'utile al lordo delle imposte
IRES	137	33,09%	92	34,07%
IRAP	18	4,35%	12	4,44%
Imposte sul reddito all'aliquota nominale	**155**	**37,44%**	**104**	**38,52%**
Variazioni in aumento dell'IRAP	10	2,42%	18	6,67%
Maggiore base imponibile ed aliquota effettiva	*10*	*2,42%*	*18*	*6,67%*
Totale IRAP	**28**	**6,76%**	**30**	**11,11%**
Variazioni in aumento dell'IRES	5	1,21%	3	1,11%
Costi indeducibili (minusvalenze su partecipazioni, ICI, spese personale, ecc.)	*5*	*1,21%*	*3*	*1,11%*
Variazioni in diminuzione dell'IRES	(59)	-14,25%	(29)	-10,74%
Quota esente dividendi	*(28)*	*-6,76%*	*(25)*	*-9,26%*
Effetto delle modifiche alla normativa relativa alla Participation Exemption	*(31)*	*-7,49%*	*(4)*	*-1,48%*
Totale IRES	**83**	**20,05%**	**66**	**24,44%**
Imposte sul reddito in conto economico (voce 290)	**111**	**26,81%**	**96**	**35,56%**

Si riporta di seguito il carico fiscale corrente distinto tra IRES ed IRAP.

	31 dicembre 2006	31 dicembre 2005	variazioni %
IRES	97	73	32,9%
IRAP	28	26	7,7%
Totale imposte correnti in conto economico	**125**	**99**	**26,3%**

Sezione 22 - Utile (Perdita) d'esercizio di pertinenza di terzi - Voce 330

22.1 Dettaglio della voce 130 "Utile d'esercizio di pertinenza di terzi"

Componenti reddituali	31 dicembre 2006	31 dicembre 2005	variazioni %
Società consolidate integralmente	30	24	25,0%
Società consolidate con il metodo del patrimonio netto	1	2	-50,0%
Totale	**31**	**26**	**19,2%**

L'incremento registrato dalla suddetta voce rispetto all'esercizio precedente è pressochè interamente riconducibile ai positivi risultati dell'anno 2006 ottenuti dalle banche del Gruppo.

Sezione 23 - Altre informazioni

Ulteriori informazioni sull'andamento reddituale del Gruppo nell'esercizio 2006 sono fornite, anche relativamente ai diversi settori di attività in cui lo stesso opera, nella Parte D della presente nota integrativa e nella Relazione sulla Gestione consolidata.

Sezione 24 -Utile per azione

24.1 Numero medio delle azioni ordinarie a capitale diluito

Al 31 dicembre 2006 il capitale sociale della Capogruppo è pari ad euro 827.306.961, suddiviso in n° 1.378.844.935 azioni ordinarie del valore nominale di euro 0,60 ciascuna.
Nel corso dell'anno 2006 il numero delle azioni ordinarie è aumentato di 241.799.947 per effetto sia degli aumenti di capitale, sia del piano di incentivazione azionaria (stock options), previsto dalla delibera del Consiglio di Amministrazione del 16 ottobre 2000, per un importo pari a circa 2,5 milioni di euro.
Ai fini del calcolo dell'utile "diluito" sono state aggiunte al novero delle azioni computabili quelle che potrebbero essere emesse a seguito dell'esercizio delle stock options in essere al 31 dicembre 2006, il cui contributo stimato è pari a n° 2.807.648 azioni.

Cómputo dell'utile base per azione

	2006	2005	Variazioni %
Utile netto consolidato	271	149	81,9%
n° azioni computabili	1.378.844.935	1.137.044.988	21,3%
Utile base per azione (in euro)	**0,1965**	**0,1310**	**50,0%**
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	2.807.648	6.438.032	-56,4%
n° azioni computabili	1.381.652.583	1.143.483.020	20,8%
Utile diluito per azione (in euro)	**0,1961**	**0,1303**	**50,5%**

In data 5 marzo 2007 è stato eseguito il raggruppamento delle azioni ordinarie della Capogruppo, deliberato dall'Assemblea Straordinaria dei Soci dello scorso 27 aprile 2006, con riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la suddetta delibera assembleare che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute. Alla data del 26 marzo 2007, dopo il suddetto raggruppamento, l'esercizio di ulteriori stock options ha fatto salire il capitale sociale da euro 827.593.239,00 a euro 827.935.533,00 suddiviso in azioni ordinarie da 1,00 euro.

Nella sottostante tabella si riportano gli effetti che il suddetto raggruppamento ha avuto sull'utile diluito per azione dell'esercizio 2006.

Computo dell'utile base per azione post raggruppamento	
Utile netto consolidato	271
n° azioni computabili	827.306,961
Utile base per azione (in euro)	**0,3276**
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	1.684,589
n° azioni computabili	828.991,550
Utile diluito per azione (in euro)	**0,3269**

24.2 Altre informazioni

L'utile netto della Capogruppo, pari a circa 240 milioni di euro, è stato riconciliato con l'utile netto del bilancio consolidato all'interno della Relazione sulla Gestione consolidata. Si segnala inoltre che non è applicabile la fattispecie prevista dal paragrafo 73 dello IAS 33, in quanto nel computo dell'utile base e diluito per azione non sono stati utilizzati componenti di conto economico diversi da quelli richiesti dal suddetto principio.

NOTA INTEGRATIVA CONSOLIDATA

Parte D - Informativa di settore

A. Schema primario

	RETAIL	IMPRESE E PRIVATE *	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER	CLIENTI INTERNI	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)							
dicembre 2006	702,3	165,2	32,8	61,1	49,8	-7,1	1.004,1
dicembre 2005 pro-forma	642,9	144,0	29,5	58,1	66,0	-7,4	933,1
Variazione 2006/2005 (%)	9,2%	14,7%	11,2%	5,1%	-24,5%	-3,9%	7,6%
UTILE DELL'OPERATIVITÀ CORRENTE (€/mil)							
dicembre 2006	203,3	62,0	19,5	46,3	-17,7	-0,3	313,0
dicembre 2005 pro-forma	152,0	42,6	18,7	43,6	10,4	0,4	267,7
Variazione 2006/2005 (%)	33,7%	45,5%	4,1%	6,2%	-270,2%	-177,2%	16,9%
UTILE NETTO (incluso pertinenza III) (€/mil)							
dicembre 2006	136,8	49,1	15,8	34,7	66,5	-0,3	302,6
dicembre 2005 pro-forma	86,5	33,7	14,7	29,6	9,4	0,4	174,3
Variazione 2006/2005 (%)	57,6%	45,7%	7,5%	17,1%	607,9%	-172,2%	73,6%
TOTALE ATTIVITÀ FRUTTIFERE (€/mil)							
dicembre 2006	9.802	4.825	3.929	2.754	988	-140	22.158
dicembre 2005 pro-forma	9.270	4.159	3.615	2.598	1.017	-210	20.450
Variazione 2006/2005 (%)	5,7%	16,0%	8,7%	6,0%	-2,8%	-33,0%	8,4%
TOTALE PASSIVITÀ ONEROSE (€/mil)							
dicembre 2006	12.374	2.954	1.836	34	860	-234	17.825
dicembre 2005 pro-forma	11.876	2.370	1.696	28	586	-102	16.454
Variazione 2006/2005 (%)	4,2%	24,6%	8,3%	21,6%	46,9%	129,5%	8,3%
CAPITALE ALLOCATO MEDIO (€/mil)							
dicembre 2006	584	276	103	83	776		1.822
dicembre 2005 pro-forma	468	246	109	82	510		1.415
Variazione 2006/2005 (%)	24,9%	12,4%	-5,8%	0,6%	52,1%		28,8%
REDDITIVITÀ ANNUALIZZATA (%)							
dicembre 2006	23,4%	17,8%	15,4%	41,8%	8,6%		16,6%
dicembre 2005 pro-forma	18,5%	13,7%	13,5%	35,9%	1,8%		12,3%
Variazione 2006/2005 (%)	4,9%	4,1%	1,9%	5,9%	6,8%		4,3%
PERSONALE (incl. tempo determinato)							
dicembre 2006	4.094	431	25	39	1.164		5.754
dicembre 2005 pro-forma	4.096	442	23	38	1.089		5.688
Variazione 2006/2005 (%)	0,0%	-2,5%	10,2%	2,6%	6,9%		1,2%

B. Schema secondario

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per il Gruppo Banca CR Firenze.

Per ulteriori dati ed analisi riferite all'informativa di settore si rimanda a quanto riportato nella Relazione sulla Gestione consolidata.

NOTA INTEGRATIVA CONSOLIDATA

Parte E - Informazioni sui rischi e sulle relative politiche di copertura

Premessa

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione e Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura presieduta da un Consigliere di Amministrazione appositamente delegato e costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. Il Comitato Rischi si avvale del Servizio Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con l'Organo di Vigilanza e nel raffronto con eventuali benchmark esterni.
Si precisa infine che in talune tabelle della presente Parte E, per le quali la Banca d'Italia aveva consentito la non inclusione nel bilancio consolidato relativo all'esercizio 2005, non sono stati riportati i dati comparativi riferiti a tale esercizio.

Sezione 1 - Rischi del Gruppo bancario

1.1 Rischio di credito

INFORMAZIONI DI NATURA QUALITATIVA

Aspetti generali

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.

Politiche di gestione del rischio di credito

Aspetti organizzativi

L'attivazione di un nuovo Modello Distributivo esteso a tutte le banche del Gruppo e caratterizzato dalla regolamentazione di processi differenziati per segmento di clientela ha comportato la creazione, all'interno della Direzioni Crediti, di aree diverse in funzione del mercato di riferimento: un'area Retail per i segmenti Business e Privati gestiti dalle filiali e un'area Imprese per i segmenti Imprese e Private banking gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo, che è separata dalla funzione deliberativa, viene assicurata dai Servizi Controllo e Segreteria Crediti attraverso la continua verifica dei livelli di rischio raggiunti e l'adozione di tempestivi interventi cautelativi a contenimento degli stessi.

Sistemi di gestione, misurazione e controllo

La Capogruppo ha definito un sistema di rating completo anche nell'ottica delle future esigenze, prescritte dalle Autorità di Vigilanza, sui requisiti minimi di capitale regolamentare. Il controllo della qualità del credito avviene attraverso il presidio sia del rischio specifico di controparte sia del rischio di portafoglio. Il sistema di rating considera tre parametri fondamentali:

- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;
- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione, mitigata dall'eventuale presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.

Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della controparte.
Per i crediti inclusi nel segmento Imprese è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi rientranti nella clientela in bonis. Tale valutazione scaturisce dal processo di analisi dei dati economico-patri-

moniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti.
Relativamente ai segmenti Retail (Piccole Imprese e Privati) viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e differenziato in funzione delle diverse fasi del processo creditizio. Nelle fasi di "concessione" e "rinnovo" le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.
Per quanto riguarda i Privati è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni sociodemografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.
La fase di controllo andamentale è realizzata attraverso specifici strumenti statistici che distinguono la clientela in fasce di rischio alle quali è assegnata una differente probabilità di default.
Infine nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.
Le metodologie di misura del rischio di credito sopra descritti hanno assunto una rilevanza sempre maggiore in quanto a partire da settembre 2005 ad iniziare da Banca CR Firenze e poi nel corso del 2006 per le altre società il rating e lo scoring sono elementi essenziali per la determinazione della facoltà di erogazione degli affidamenti sia per le controparti in autonomia di funzioni centrali sia per quelle in autonomia della rete distributiva. Di conseguenza allo stato attuale i sistemi di misurazione del rischio di credito delle banche controllate risultano allineati a quelli di Banca CR Firenze.
Nel corso del 2007 proseguirà il processo di avvicinamento alle tecniche di misurazione del rischio di credito previsto dall'Accordo di Basilea 2 in stretta interazione con l'Autorità di Vigilanza a cui è demandata la validazione dei modelli interni: l'obiettivo è la revisione della modellistica con adeguamento dei sistemi di calcolo della PD, della LGD e dei Credit Conversion Factor (questi ultimi sono alla base del computo della EAD).

Tecniche di mitigazione del rischio di credito
A copertura del rischio di credito tutte le banche del Gruppo attuano una strategia prevalentemente circoscritta all'acquisizione di garanzie reali, ipotecarie e di altra natura a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca.
Il Gruppo Banca CR Firenze di norma non effettua operazioni di derivati su crediti a scopo di copertura.

Attività finanziarie deteriorate
Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti da Banca CR Firenze anche per conto delle controllate Cassa di Risparmio di Orvieto e Cassa di Risparmio di Civitavecchia e autonomamente da Cassa di Risparmio di Pistoia e Pescia e da Cassa di Risparmio della Spezia, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver esperito gli adempimenti del caso sui debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite singolarmente da ciascuna banca del Gruppo (dal Servizio Incagli) nell'ambito di una strategia unitaria.
In particolare, per l'individuazione delle posizioni incagliate, ai fini della redazione del bilancio 2006, le società hanno preso in esame solo le esposizioni debitorie uguali o superiori a 5.000 euro, il cui eventuale inserimento nella suddetta tipologia di crediti deteriorati avviene sulla base di criteri di natura oggettiva o soggettiva. Tra i parametri oggettivi rientrano il numero di rate scadute o la presenza di fatti pregiudizievoli gravi e determinano il passaggio automatico a cre-

dito deteriorato; i parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche, insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.
Si precisa peraltro che a partire dal 2 gennaio 2007 sono state introdotte una serie di modifiche relative al processo di concessione e controllo del rischio di credito, adottando metodologie connesse ai criteri di Basilea 2: la variazione più rilevante è costituita dalla nuova modalità con cui si individuano le partite a Default che sono considerate tali quando sussiste una situazione affidata e/o con esposizione debitoria maggiore di zero, con eliminazione del precedente limite di 5.000 euro previsto per i crediti incagliati.

Gestione dei rischi in Banca C.R. Firenze Romania S.A.

Aspetti generali
Il Consiglio di Amministrazione di Banca C.R. Firenze Romania S.A. è responsabile della definizione degli aspetti strategici e delle politiche di gestione e di controllo delle varie categorie di rischio.
Il Comitato Rischi svolge un ruolo fondamentale nella determinazione dei limiti interni nel rispetto della legislazione bancaria rumena, sia per le diverse tipologie di esposizione che per i coefficienti patrimoniali di vigilanza.
Al Servizio Pianificazione e Risk Management sono attribuite una serie di funzioni che spaziano dalla rilevazione, misurazione e monitoraggio dei rischi alla stesura di report per il Comitato Rischi e il Consiglio di Amministrazione.
Banca C.R. Firenze Romania S.A. è ancora sotto la supervisione della Banca Centrale rumena, come previsto dagli Accordi di Basilea 1; l'applicazione dei principi sanciti dall'Accordo di Basilea 2 entrerà in vigore a partire da gennaio 2008.
Il rischio più rilevante che la banca deve affrontare è quello del credito; i rischi di mercato sono assai minori dato che il portafoglio di negoziazione è esiguo. Banca C.R. Firenze Romania S.A. non effettua operazioni in derivati per conto della clientela, né effettua operazioni di copertura delle proprie passività finanziarie.

Il rischio di credito
La gestione del rischio di credito di Banca C.R. Firenze Romania S.A. si prefigge il conseguimento di livelli minimi di perdite derivanti da rischi di insolvenza e di concentrazione.
L'individuazione e la valutazione del rischio sono attività cruciali e precedono la concessione dell'affidamento: esse si concretizzano in un sistema interno di rating comprendente 5 livelli. I tassi di interesse sono stabiliti in funzione del grado di merito creditizio assegnato e delle strategie attuate in materia di "pricing" dei prestiti.
Il rischio di credito è monitorato attraverso una serie di indicatori e di limiti operativi interni: l'obiettivo di un basso profilo di rischio è stato finora conseguito dato, che il rapporto tra sofferenze e impieghi totali si mantiene sotto l'1%.
Le tecniche di mitigazione del rischio comprendono essenzialmente delle garanzie e consistono in ipoteche, pegni, fideiussioni bancarie e consegna di contante.

INFORMAZIONI DI NATURA QUANTITATIVA

A. Qualità del credito

A.1 Esposizioni deteriorate e in bonis: consistenze, rettifiche di valore, dinamica, distribuzione economica e territoriale

A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori di bilancio)

Portafogli/Qualità	Gruppo Bancario						Altre Imprese		
	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Deteriorate	Altre	**Totale**
1. Attività finanziarie detenute per la negoziazione						461		85	546
2. Attività finanziarie disponibili per la vendita	1					2.397		905	3.303
3. Attività finanziarie detenute sino alla scadenza									
4. Crediti verso banche						1.641		31	1.672
5. Crediti verso clientela	150	145	12	68		14.252			14.627
6. Attività finanziarie valutate al fair value								1.531	1.531
7. Attività finanziarie in corso di dismissione									
8. Derivati di copertura						7			7
Totale 31 dicembre 2006	**151**	**145**	**12**	**68**		**18.758**		**2.552**	**21.686**
Totale 31 dicembre 2005	**148**	**167**	**39**	**82**		**16.948**		**2.525**	**19.909**

A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	Totale (esposizione netta)
A. Gruppo Bancario								
1. Attività finanziarie detenute per la negoziazione					X	X	461	461
2. Attività finanziarie disponibili per la vendita					2.397		2.397	2.397
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					1.641		1.641	1.641
5. Crediti verso clientela	587	211		376	14.310	58	14.252	14.628
6. Attività finanziarie valutate al fair value					X	X		
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X	7	7
Totale A	**587**	**211**		**376**	**18.348**	**58**	**18.758**	**19.134**
B. Altre imprese incluse nel consolidamento								
1. Attività finanziarie detenute per la negoziazione					X	X	85	85
2. Attività finanziarie disponibili per la vendita					905		905	905
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					31		31	31
5. Crediti verso clientela								
6. Attività finanziarie valutate al fair value					X	X	1.531	1.531
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X		
Totale B					**936**		**2.552**	**2.552**
Totale 31 dicembre 2006	**587**	**211**		**376**	**19.284**	**58**	**21.310**	**21.686**
Totale 31 dicembre 2005	**647**	**211**		**435**	**12.765**	**53**	**14.275**	**14.710**

A.1.3 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. Esposizioni per cassa				
A.1 Gruppo Bancario				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese		X		
f) Altre attività	2.840	X		2.840
Totale A.1	**2.840**			**2.840**
A.2 Altre imprese				
a) Deteriorate				
b) Altre	27	X		27
Totale A.2	**27**			**27**
Totale A	**2.867**			**2.867**
B. Esposizioni fuori bilancio				
B.1 Gruppo Bancario				
a) Deteriorate				
b) Altre	115	X		115
Totale B.1	**115**			**115**
B.2 Altre imprese				
a) Deteriorate				
b) Altre		X		
Totale B.2				
Totale B	**115**			**115**

A.1.4 Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale					**1**
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					
B.1 ingressi da esposizioni in bonis					
B.2 trasferimenti da altre categorie di esposizioni deteriorate					
B.3 altre variazioni in aumento					
C. Variazioni in diminuzione					**(1)**
C.1 uscite verso esposizioni in bonis					
C.2 cancellazioni					
C.3 incassi					
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate					
C.6 altre variazioni in diminuzione					(1)
D. Esposizione lorda finale					
- di cui: esposizioni cedute non cancellate					

A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. Esposizioni per cassa				
A.1 Gruppo Bancario				
a) Sofferenze	315	164		151
b) Incagli	180	35		145
c) Esposizioni ristrutturate	15	3		12
d) Esposizioni scadute	76	8		68
e) Rischio Paese		X		
f) Altre attività	15.987	X	58	15.929
Totale A.1	**16.573**	**210**	**58**	**16.305**
A.2 Altre imprese				
a) Deteriorate				
b) Altre	2.552	X		2.552
Totale A.2	**2.552**			**2.552**
Totale A	**19.125**	**210**	**58**	**18.857**
B. Esposizioni fuori bilancio				
B.1 Gruppo Bancario				
a) Deteriorate	12			12
b) Altre	1.572	X		1.572
Totale B.1	**1.584**			**1.584**
B.2 Altre imprese				
a) Deteriorate				
b) Altre		X		
Totale B.2				
Totale B	**1.584**			**1.584**

A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	**313**	**204**	**40**	**80**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**107**	**207**	**14**	**163**	
B.1 ingressi da crediti in bonis	26	148		137	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	69	28	11	1	
B.3 altre variazioni in aumento	12	31	3	25	
C. Variazioni in diminuzione	**105**	**231**	**38**	**167**	
C.1 uscite verso crediti in bonis		72	37	94	
C.2 cancellazioni	52				
C.3 incassi	45	83	1	41	
C.4 realizzi per cessioni	8				
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		76			
C.6 altre variazioni in diminuzione				32	
D. Esposizione lorda finale	**315**	**180**	**16**	**76**	
- di cui: esposizioni cedute non cancellate					

A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	**166**	**37**	**1**	**5**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**78**	**28**	**3**	**8**	
B.1 rettifiche di valore	61	25	2	7	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	17	3	1	1	
B.3 altre variazioni in aumento					
C. Variazioni in diminuzione	**80**	**30**	**1**	**5**	
C.1 riprese di valore da valutazione	10	8		2	
C. 2 riprese di valore da incasso	12	4	1	1	
C.3 cancellazioni	58				
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		18		2	
C.5 altre variazioni in diminuzione					
D. Rettifiche complessive finali	**164**	**35**	**3**	**8**	
- di cui: esposizioni cedute non cancellate					

A.2 Classificazione delle esposizioni per classi di rating esterni e interni

A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni (valori di bilancio)
Il Gruppo non dispone, alla data di chiusura dell'esercizio, di una classificazione per rating esterni delle esposizioni per cassa e "fuori bilancio".

A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni (valori di bilancio)

Esposizioni	Classi di rating interni					Totale
	Rischio alto	Rischio medio alto	Rischio medio	Rischio medio basso	Rischio basso	
A. Esposizioni per cassa	**5.144**	**4.003**	**5.913**	**2.169**	**2.307**	**19.536**
B. Derivati	**26**	**31**	**4**	**2**	**2**	**65**
B.1 Derivati finanziari	26	31	4	2	2	65
B.2 Derivati su crediti						
C. Garanzie rilasciate	**425**	**229**	**125**	**91**	**80**	**950**
D. Impegni a erogare fondi	**546**	**47**	**79**	**29**	**41**	**742**
Totale	**6.141**	**4.310**	**6.121**	**2.291**	**2.430**	**21.293**

A.3 Distribuzione delle esposizioni garantite per tipologia di garanzia

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*9.570*	*6.409*	*155*	*394*						*147*	*30*	*2.485*	***9.620***
2.1 totalmente garantite	1.528	850	16	26						144	6	572	**1.614**
2.2 parzialmente garantite	8.042	5.559	139	368						3	24	1.913	**8.006**

A.3.2 Esposizioni "fuori bilancio" verso banche e verso cllientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*188*	*2*	*19*	*18*								*226*	***265***
2.1 totalmente garantite	157	2	13	12								217	**244**
2.2 parzialmente garantite	31		6	6								9	**21**

A.3.3 Esposizioni per cassa deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																	Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*253*	*244*	*167*	*5*	*4*														*84*	***260***	
2.1. oltre il 150%	5	5	6																2	**8**	
2.2. tra il 100% e il 150%	13	13	11																3	**14**	
2.3. tra il 50% e il 100%	169	168	115	3	2														59	**179**	
2.4. entro il 50%	66	58	35	2	2														20	**59**	

A.3.4 Esposizioni "fuori bilancio" deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																	Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*3*	*3*																	*1*	***1***	
2.1. oltre il 150%	1	1																	1	**1**	
2.2. tra il 100% e il 150%	1	1																			
2.3. tra il 50% e il 100%	1	1																			
2.4. entro il 50%																					

B. Distribuzione e concentrazione del credito

B.1 Distribuzione settoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Controparti	Governi e Banche Centrali				Altri Enti pubblici				Società finanziarie				Imprese di assicurazione				Imprese non finanziarie				Altri soggetti			
	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta
A. Esposizioni per cassa																								
A.1 Sofferenze									6	4		2					238	126		112	71	34		37
A.2 Incagli									2	1		1					145	30		115	33	4		29
A.3 Esposizioni ristrutturate																	16	3		13				
A.4 Esposizioni scadute																	52	5		47	24	3		21
A.5 Altre esposizioni	1.584	X		1.584	352	X		352	1.023	X	2	1.021	20	X		20	10.008	X	51	9.957	4.007	X	5	4.002
Totale A	**1.584**			**1.584**	**352**			**352**	**1.031**	**5**	**2**	**1.024**	**20**			**20**	**10.459**	**164**	**51**	**10.244**	**4.135**	**41**	**5**	**4.089**
B. Esposizioni "fuori bilancio"																								
B.1 Sofferenze																	6			6				
B.2 Incagli																	2			2				
B.3 Altre attività deteriorate																	3			3				
B.4 Altre esposizioni	410	X		410	10	X		10	30	X		30	1	X		1	926	X		926	187	X		187
Totale B	**410**			**410**	**10**			**10**	**30**			**30**	**1**			**1**	**937**			**937**	**187**			**187**
Totale 31 dicembre 2006	**1.994**			**1.994**	**362**			**362**	**1.061**	**5**	**2**	**1.054**	**21**			**21**	**11.396**	**164**	**51**	**11.181**	**4.322**	**41**	**5**	**4.276**

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti

a) Servizi destinabili alla vendita	2.035
b) Servizi del commercio, recuperi e riparazioni	1.667
c) Edilizia e opere pubbliche	1.573
d) Tessili, cuoio e calzature	699
e) Prodotti dell'agricoltura, silvicoltura e pesca	661
f) Altre branche	2.959

Il valore relativo alle "Altre branche" è ulteriormente dettagliabile nei seguenti principali settori di attività economiche:

Servizi degli alberghi e dei pubblici esercizi	469
Prodotti alimentari	315
Altri prodotti industriali	300
Prodotti metallici esclusi macchinari e mezzi	250
Minerali e prodotti minerali non metallici	231
Prodotti energetici	177
Materiale e forniture elettriche	160
Carta e prodotti della stampa	157
Macchine agricole e industriali	156
Servizi connessi ai traporti	125
Prodotti chimici	122
Mezzi di trasporto	112
Servizi dei trasporti interni	106
Prodotti in gomma e plastica	105
Altri settori	174
Totale "Altre branche"	**2.959**

B.3 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso clientela (valori di bilancio)

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze	314	150	1	1						
A.2 Incagli	180	145								
A.3 Esposizioni ristrutturate	16	13								
A.4 Esposizioni scadute	76	68								
A.5 Altre esposizioni	16.632	16.574	272	272	89	89			1	1
Totale A	**17.218**	**16.950**	**273**	**273**	**89**	**89**			**1**	**1**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze	6	6								
B.2 Incagli	2	2								
B.3 Altre attività deteriorate	3	3								
B.4 Altre esposizioni	1.538	1.538	21	21						
Totale B	**1.549**	**1.549**	**21**	**21**						
Totale 31 dicembre 2006	**18.767**	**18.499**	**294**	**294**	**89**	**89**			**1**	**1**

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	2.230	2.230	528	528	82	82	2	2	25	25
Totale A	**2.230**	**2.230**	**528**	**528**	**82**	**82**	**2**	**2**	**25**	**25**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	98	98	15	15	2	2				
Totale B	**98**	**98**	**15**	**15**	**2**	**2**				
Totale 31 dicembre 2006	**2.328**	**2.328**	**543**	**543**	**84**	**84**	**2**	**2**	**25**	**25**

B.5 Grandi rischi (secondo la normativa di vigilanza)

Al 31 dicembre 2006 non risultano presenti "Grandi rischi" a livello consolidato.

C. Operazioni di cartolarizzazione e di cessione delle attività

C.1 Operazioni di cartolarizzazione

INFORMAZIONI DI NATURA QUALITATIVA

Cartolarizzazioni proprie

Alla data di chiusura dell'esercizio il Gruppo aveva in corso le operazioni di cartolarizzazione poste in essere dalla Capogruppo e di seguito descritte:

1) crediti in sofferenza, effettuata nel novembre 1999 tramite l'Arranger BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con "società veicolo" Perseo Finance S.r.l.; la motivazione strategica sottostante a tale operazione è stata di rendere liquidi crediti che per la loro natura presentavano caratteristiche di scarsa liquidità ed incertezza nei tempi di realizzo delle rispettive somme. L'operazione ha riguardato sofferenze nette complessivamente pari a circa 158 milioni di euro, relative a crediti derivanti da mutui e linee di credito assistite da ipoteche per un ammontare netto di circa 42,2 milioni di euro ed a crediti derivanti da finanziamenti in altre forme tecniche, tra cui conti correnti di corrispondenza, linee di credito, anticipi su fatture, ricevute bancarie, anticipi salvo buon fine, anticipi export, anticipi import, anticipi IVA, specialcrediti e specialprestiti, per un ammontare netto di circa 115,8 milioni di euro. A fronte dell'operazione in esame Perseo Finance S.r.l., di cui la Capogruppo detiene un'interessenza pari al 60%, ha pagato un corrispettivo pari a circa 125,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 129 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di bilancio (in euro)	Rating all'emissione
A	85,0	Euribor a 6 mesi + 140 bp	-	100,00	-	A/A2
B	44,0	2% fisso	44,0	100,00	94,33	-

I titoli di classe "B" sono subordinati al rimborso del capitale e degli interessi relativi ai titoli di classe "A". Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2015, con la possibilità di rimborso anticipato in relazione all'evoluzione degli incassi dei crediti ceduti. Alla Capogruppo è demandata l'attività di amministrazione, gestione, incasso e recupero dei crediti ceduti, nel rispetto di una "Collection Policy" adottata in relazione alle posizioni "in sofferenza" di propria pertinenza. Per tale attività la Capogruppo percepisce un compenso semestrale per un importo massimo fino al 4% degli incassi e dei recuperi effettuati. Alla data di chiusura dell'esercizio i titoli di classe "A" sono stati interamente rimborsati. In data 25 gennaio 2007 è stata rimborsata una tranche di circa 4,6 milioni di euro di titoli di classe "B", portando l'ammontare del debito residuo a circa 19,9 milioni di euro per tale tranche. Relativamente all'andamento dell'operazione si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, i titoli di classe "B" nel portafoglio della Capogruppo sono stati svalutati per 1,4 milioni di euro, corrispondente al minor valore dei suddetti crediti rispetto alle esigenze. In proposito si ricorda infine che, come riportato nella Parte A.1, Sezione 4, nella presente nota integrativa, nel mese di marzo 2007 si è provveduto alla chiusura dell'operazione mediante l'integrale cessione dei crediti in portafoglio della società veicolo, effettuata in gran parte ad una società terza, senza comportare impatti negativi per la Capogruppo. Per tali titoli viene svolta un'attività di monitoraggio mensile in grado di rilevare, partendo dal valore puntuale dei crediti oggetto dell'operazione, la valutazione dei titoli di classe "B" inclusi nel portafoglio del Gruppo.

Alla data del 31 dicembre 2006 il valore di bilancio del portafoglio crediti è pari a 23.060.097 euro per un totale di n. 1.510 posizioni in gestione, delle quali nessuna posizione supera il 2% del totale dei crediti in essere; la composizione del portafoglio è riportata nel seguente prospetto:

Fascia di importo (in euro)	N. posizioni	Totale portafoglio
tra euro 0,00 ed euro 25.000,00	1.280	4,1
tra euro 25.000,00 ed euro 75.000,00	147	6,3
tra euro 75.000,00 ed euro 250.000,00	74	9,9
oltre euro 250.000,00	9	2,8
Totale	**1.510**	**23,1**

Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 0,6 milioni di euro relativo a crediti vantati dalla Capogruppo nei confronti della società veicolo per spese sostenute in relazione all'incasso dei crediti cartolarizzati;

2) mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i ratios patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua (in anni)	Capitale	Composizione %	N. operazioni
0-2	0,4	0,08%	23
2-4	2,2	0,43%	66
4-6	46,5	9,13%	1.224
6-8	100,2	19,70%	2.355
8-10	31,7	6,23%	591
10-12	113,4	22,28%	1.869
12-14	77,0	15,14%	1.161
14-16	7,7	1,51%	112
16-18	74,9	14,71%	957
18-20	25,9	5,09%	307
20-22	0,4	0,08%	5
22-24	8,9	1,74%	90
24-26	0,9	0,17%	7
26-28	11,8	2,32%	127
28-30	7,1	1,39%	74
Totale	**509,0**	**100,00%**	**8.968**

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui il Gruppo detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di bilancio (in euro)	Rating all'emissione
A1	51,3	Euribor a 3 mesi + 19 bp	-	100,00	-	AAA/Aaa/AAA
A2	425,6	Euribor a 3 mesi + 28 bp	-	100,00	-	AAA/Aaa/AAA
B	28,2	Euribor a 3 mesi + 75 bp	-	100,00	-	A/A2/A
C	7,7	Euribor a 3 mesi + 145 bp	-	100,00	-	BBB/Baa2/BBB
D	8,2	Variabile	8,2	100,00	95,72	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli "A1" e parzialmente i titoli "A2", per circa 161,7 milioni di euro. In data 26 gennaio 2007 è stata rimborsata un'ulteriore tranche di titoli "A2" per circa 12,9 milioni di euro, riducendo l'ammontare di titoli "A2" in circolazione a circa 251 milioni di euro. Alla Capogruppo è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Capogruppo percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50% degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D".
Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, si è proceduto ad operare una rettifica del valore dei titoli di classe "D" con impatto a riserva di valutazione per 0,4 milioni di euro. Per tali titoli viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Capogruppo.
Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di asset swap a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale, alla data di chiusura dell'esercizio, risulta pari a 360,5 milioni di euro.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce 150 "Altre attività", un importo pari a circa 5,5 milioni di euro relativo a crediti vantati dalla Capogruppo nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe "D" in portafoglio della Capogruppo maturati ma non ancora incassati.

Cartolarizzazioni di terzi

Nel corso dell'esercizio 2006 sono stati rimborsati titoli rappresentativi di cartolarizzazioni originate da terzi (BNP Paribas S.A.) per un valore pari a 20 milioni di euro, riferibili ad un portafoglio di *CDS* ("Credit Default Swaps"). Pertanto la Capogruppo, alla data di chiusura del corrente esercizio, non detiene titoli rappresentativi di cartolarizzazioni originate da terzi.

Alla data di chiusura dell'esercizio il Gruppo aveva inoltre in portafoglio titoli riconducibili ad un'operazione di cartolarizzazione di terzi, legata al processo di privatizzazione realizzato dal MEF (Ministero Economia e Finanze) attraverso la vendita, la cartolarizzazione ed il conferimento di beni immobili a fondi comuni d'investimento immobiliare.

Il portafoglio cartolarizzato è stato stimato al momento del conferimento iniziale in 3,7 miliardi di euro, ma in considerazione dello sconto del 10% applicato al fondo comune d'investimento ("Fondo"), il trasferimento è avvenuto per un valore pari a 3,3 miliardi di euro.

Il Fondo ha emesso due classi di quote:

- classe "A" per un ammontare complessivo pari a 1,3 miliardi di euro;
- classe "B", per il residuo ammontare.

Lo scopo principale del Fondo è l'ottimizzazione del valore e del reddito a lungo termine del portafoglio attraverso un'efficace gestione degli immobili, che prevede un piano di manutenzione e successiva dismissione degli stessi.

Il portafoglio cartolarizzato può essere suddiviso in molteplici gruppi omogenei sia per le caratteristiche degli immobili che per la strategia di gestione più appropriata; alla data di chiusura dell'esercizio il Gruppo possedeva titoli di classe "A2" per un ammontare pari a circa 2,5 milioni di euro.

INFORMAZIONI DI NATURA QUANTITATIVA

C.1.1 Esposizioni derivanti da operazioni di cartolarizzazione distinte per qualità delle attività sottostanti

Qualità attività sottostanti/ Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Con attività sottostanti proprie:	**264**	**264**	**36**	**36**	**33**	**33**												
a) Deteriorate					25	23												
b) Altre	264	264	36	36	8	8												
B. Con attività sottostanti di terzi:	**3**	**3**																
a) Deteriorate																		
b) Altre	3	3																

C.1.2 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Tipologia attività cartolarizzate/ Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A. Oggetto di integrale cancellazione dal bilancio	**264**		**36**		**33**	**(2)**												
A.1 Perseo Finance S.r.l. - sofferenze					25	(2)												
A.2 CR Firenze Mutui S.r.l. - mutui in bonis	264		36		8													
B. Oggetto di parziale cancellazione dal bilancio																		
C. Non cancellate dal bilancio																		

C.1.3 Esposizioni derivanti dalle principali operazioni di cartolarizzazione di "terzi" ripartite per tipologia delle attività cartolarizzate e per tipo di esposizione

Tipologia attività sottostanti/ Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A.1 FIP Funding 05/23 TV - Patrimonio Immobiliare dello Stato	3																	

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per tipologia di attività finanziaria e per tipologia

Esposizione/portafoglio	Attività finanziarie detenute per la negoziazione	Attività finanziarie fair value option	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti	31 dicembre 2006	31 dicembre 2005	variazioni %
1. Esposizioni per cassa			334			334	418	-20,1%
- "Senior"			267			267	321	-16,8%
- "Mezzanine"			36			36	56	-35,7%
- "Junior"			31			31	41	-24,4%
2. Esposizioni fuori bilancio								
- "Senior"								
- "Mezzanine"								
- "Junior"								

C.1.5 Ammontare complessivo delle attività sottostanti ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie	**350**	
A.1 Oggetto di integrale cancellazione	350	
1. Sofferenze	29	X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività	321	X
A.2 Oggetto di parziale cancellazione		
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività		X
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi	**3**	
B.1 Sofferenze		
B.2 Incagli		
B.3 Esposizioni ristrutturate		
B.4 Esposizioni scadute		
B.5 Altre attività	3	

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
Perseo Finance S.r.l.	Conegliano Veneto (TV)	60%
CR Firenze Mutui S.r.l.	Conegliano Veneto (TV)	10%

C.1.7 Attività di servicer - incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota % dei titoli rimborsati (dato di fine periodo)					
						Senior		Mezzanine		Junior	
		Deteriorate	In bonis	Deteriorate	In bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis
Banca CR Firenze S.p.A.	Perseo Finance S.r.l.	29		13		100,00%				44,21%	
Banca CR Firenze S.p.A.	CR Firenze Mutui S.r.l.		321		68		44,67%				

C.1.8 Società veicolo appartenenti al gruppo bancario

La società veicolo Perseo Finance S.r.l. appartiene al Gruppo bancario; per quanto riguarda le informazioni da inserire nella presente Sezione, relative all'operazione di cartolarizzazione effettuata tramite la suddetta società, si rimanda alla precedente Sezione C.1.

C.2 Operazioni di cessione

C.2.1 Attività finanziarie cedute non cancellate

Forme tecniche/ Portafoglio	Attività finanziarie detenute per la negoziazione			Attività finanziarie valutate al fair value			Attività finanziarie disponibili per la vendita			Attività finanziarie detenute sino alla scadenza			Crediti verso banche			Crediti verso clientela			Totale
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	
A. Attività per cassa																			
1. Titoli di debito							1.341												1.341
2. Titoli di capitale										X	X	X	X	X	X	X	X	X	
3. O.I.C.R.										X	X	X	X	X	X	X	X	X	
4. Finanziamenti																			
5. Attività deteriorate																			
B. Strumenti derivati				X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	
Totale 31 dicembre 2006							**1.341**												**1.341**

LEGENDA:
A = attività finanziarie cedute rilevate per intero (valore di bilancio)
B = attività finanziarie cedute rilevate parzialmente (valore di bilancio)
C = attività finanziarie cedute rilevate parzialmente (intero valore)

C.2.2 *Attività finanziarie cedute non cancellate*

Passività/Portafoglio attività	Attività finanziarie detenute per la negoziazione	Attività finanziarie valutate al fair value	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti verso banche	Crediti verso clientela	Totale
1. Debiti verso clientela			**735**				**735**
a) a fronte di attività rilevate per intero			735				735
b) a fronte di attività rilevate parzialmente							
2. Debiti verso banche			**292**				**292**
a) a fronte di attività rilevate per intero			292				292
b) a fronte di attività rilevate parzialmente							
Totale 31 dicembre 2006			**1.027**				**1.027**
Totale 31 dicembre 2005			**876**				**876**

D. Modelli per la misurazione del rischio di credito
1.2 Rischi di mercato

1.2.1 Rischio di tasso d'interesse - Portafoglio di negoziazione di vigilanza

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali
La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".

B. Processi di gestione e metodi di misurazione del rischio di tasso d'interesse
Il Consiglio di Amministrazione della Capogruppo stabilisce le linee guida strategiche per l'assunzione dei rischi di mercato verificando l'utilizzo del capitale per se stessa e per le società controllate. Il Comitato Rischi, oltre a svolgere il ruolo preminente di monitoraggio sui limiti di rischio stabiliti, ha anche una funzione consultiva e propositiva nella definizione delle politiche di rischio di Gruppo (loro identificazione, definizione degli obbiettivi di allocazione del capitale, configurazione della struttura dei limiti per tipologia di rischio) e nella indicazione di azioni correttive volte a riequilibrare le posizioni di rischio del Gruppo.
In questo contesto un ruolo attivo viene svolto dalla Direzione Finanza di Banca CR Firenze che, in linea con il dettato normativo di vigilanza finalizzato ad accentrare sulla Capogruppo il controllo dei rischi, gestisce a livello accentrato le posizioni finanziarie discrezionali. Il dimensionamento del portafoglio di proprietà viene definito dalla Direzione Finanza in funzione sia della posizione strutturale di liquidità all'interno del Gruppo, sia dell'ammontare di rischio di mercato che la medesima intende assumere.
Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della Banca.
L'attività di tesoreria della Capogruppo ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La banca è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.
La banche del Gruppo operano in derivati in esclusiva contropartita con la Capogruppo.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**8**	**10**	**6**	**2**			
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		8	10	6	2			
+ posizioni lunghe		4	5	3	1			
+ posizioni corte		4	5	3	1			
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Lira Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**2**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		2						
+ posizioni lunghe		1						
+ posizioni corte		1						
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**375**	**6**	**4**	**2**	**11**	**5**	
1.1 Titoli di debito		375	6	4	2	11	5	
- con opzione di rimborso anticipato								
- altri		375	6	4	2	11	5	
1.2 Altre attività								
2. Passività per cassa		**91**						
2.1 P.C.T. passivi		91						
2.2 Altre passività								
3. Derivati finanziari	**705**	**4.632**	**2.712**	**598**	**4.376**	**1.140**	**94**	
3.1 Con titolo sottostante		10	10	21	2			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		10	10	21	2			
+ posizioni lunghe		5	5	3	1			
+ posizioni corte		5	5	18	1			
3.2 Senza titolo sottostante	705	4.622	2.702	577	4.374	1.140	94	
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	705	4.622	2.702	577	4.374	1.140	94	
+ posizioni lunghe	538	1.949	1.093	256	2.660	563	48	
+ posizioni corte	167	2.673	1.609	321	1.714	577	46	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di tasso di interesse in base ai modelli interni o ad altre metodologie.

1.2.2 Rischio di tasso di interesse - Portafoglio bancario

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, procedure di gestione e metodi di misurazione del rischio di tasso di interesse
Il modello interno di calcolo si applica singolarmente per ogni banca del Gruppo e il controllo è effettuato tenendo in considerazione la globalità delle posizioni assunte in bilancio e fuori bilancio, ma limitatamente alle attività fruttifere e alle passività onerose. Il monitoraggio è effettuato mediante valutazione su base mensile, di due livelli che rappresentano:

- variazione del margine di interesse atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) dei tassi dell'1%: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della singola banca, nel caso di shift parallelo (negativo e positivo) dei tassi del 2% rispetto al Tier 1 e Tier 2 della banca: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi.

Il rischio di tasso deve essere misurato anche a livello consolidato, tramite l'aggregazione delle posizioni attive fruttifere e passive onerose di bilancio e fuori bilancio in essere presso le banche del Gruppo. Per quelle società per le quali attualmente non risulti possibile applicare i modelli utilizzati dalla Capogruppo, il monitoraggio deve avvenire sulla base delle regole stabilite dalla normativa di vigilanza.
I valori di detti indicatori sono riportati al Comitato Rischi il quale valuta l'opportunità di definire azioni miranti a definire la posizione di rischio.
I modelli interni non vengono utilizzati nel calcolo dei requisiti patrimoniali sui rischi di mercato.

B. Attività di copertura del fair value
Si definisce una copertura di *fair value* una copertura dell'esposizione alle variazioni di *fair value* di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile ad un rischio particolare e che potrebbe influenzare il conto economico. Tutte le banche del Gruppo hanno sottoposto a copertura di *fair value* le emissioni obbligazionarie a tasso fisso del tipo *"plain vanilla"* o *"step up"* e quelle che prevedono un minimo garantito (queste ultime ad eccezione della Cassa di Risparmio di Orvieto e della Cassa di Risparmio di Civitavecchia, in quanto non emettono tali strumenti finanziari). A fronte delle suddette emissioni sono stati stipulati degli IRS non quotati che scambiano i tassi fissi con i tassi variabili.
Non sussistono operazioni di copertura generica (la cosiddetta "macro-hedging").

C. Attività di copertura dei flussi finanziari
Non sussistono operazioni di copertura dei flussi finanziari ("cash flow hedge").

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**44**	**92**	**12**	**14**		**2**		
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	41	31						
1.3 Finanziamenti a clientela	3	61	12	14		2		
- c/c								
- altri finanziamenti	3	61	12	14		2		
- con opzione di rimborso anticipato								
- altri	3	61	12	14		2		
2. Passività per cassa	**135**	**24**						
2.1 Debiti verso clientela	72							
- c/c	72							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	63	24						
- c/c	15							
- altri debiti	48	24						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**8**	**8**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	8	8						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	8	8						
+ posizioni lunghe		8						
+ posizioni corte	8							

Valuta di denominazione: Lira Sterlina Regno Unito								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**9**	**2**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	9	1						
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa	**8**	**13**						
2.1 Debiti verso clientela	3							
- c/c	3							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	5	13						
- c/c	1							
- altri debiti	4	13						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**3**	**3**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	3	3						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	3	3						
+ posizioni lunghe	2	1						
+ posizioni corte	1	2						

Valuta di denominazione: Franco Svizzero								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**6**	**94**	**6**		**2**			
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	6	84	3					
1.3 Finanziamenti a clientela		10	3		2			
- c/c								
- altri finanziamenti		10	3		2			
- con opzione di rimborso anticipato								
- altri		10	3		2			
2. Passività per cassa	**5**	**35**	**2**					
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	5	35	2					
- c/c								
- altri debiti	5	35	2					
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**34**	**34**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	34	34						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	34	34						
+ posizioni lunghe		34						
+ posizioni corte	34							

Valuta di denominazione: Corona Danese								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**1**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche								
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa		**2**						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		2						
- c/c								
- altri debiti		2						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Corona Svedese								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**1**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa		**1**						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		1						
- c/c								
- altri debiti		1						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**4**	**28**	**1**					
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	3	24						
1.3 Finanziamenti a clientela	1	4	1					
- c/c								
- altri finanziamenti	1	4	1					
- con opzione di rimborso anticipato								
- altri	1	4	1					
2. Passività per cassa	**2**	**30**						
2.1 Debiti verso clientela	1							
- c/c	1							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	1	30						
- c/c								
- altri debiti	1	30						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**20**	**20**						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	20	20						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati	20	20						
+ posizioni lunghe	10	10						
+ posizioni corte	10	10						

Valuta di denominazione: Dollaro Australiano								
Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		**1**						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche		1						
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa								
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche								
- c/c								
- altri debiti								
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

1.2.3 Rischio di prezzo - Portafoglio di negoziazione di vigilanza

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali
Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

B. Processi di gestione e metodi di misurazione del rischio di prezzo
Lo strumento utilizzato dal Gruppo Banca CR Firenze per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). Il modello utilizzato è il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.
I limiti al rischio di prezzo sono espressi in termini di:

- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier 1 e Tier 2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.

Dato che la misura del VaR viene fatta solo sul "trading book" i calcoli sono effettuati per la Capogruppo, la Cassa di Risparmio di Pistoia e Pescia e la Cassa di Risparmio della Spezia. Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.
A titolo di esempio il VaR di Banca CR Firenze nel corso del 2006 è oscillato da un minimo di 1.645.737 euro a un massimo di 5.021.360 euro; il VaR medio annuo è risultato pari a 3.063.675 euro mentre a fine periodo si è attestato a 1.863.806 euro. Per l'andamento del VaR nel corso dell'esercizio si rimanda al grafico qui sotto riportato:


Var 2006
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
Var

La Direzione Finanza della Capogruppo, nelle sue rilevazioni giornaliere del risultato economico sui portafogli globali in titoli di investimento e trading effettuate durante il 2006, non hai mai registrato una posizione complessiva in perdita per nessuna delle banche monitorate.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**2**	
A.1 Azioni	2	
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**7**	**4**
B.1 Di diritto italiano		
- armonizzati aperti		
- non armonizzati aperti		
- chiusi		
- riservati		
- speculativi		
B.2 Di altri Stati UE		
- armonizzati	7	4
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**9**	**4**

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati	Non quotati
	Italia	
A. Titoli di capitale	**2**	
- posizioni lunghe	2	
- posizioni corte		
B. Compravendite non ancora regolate su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
C. Altri derivati su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
D. Derivati su indici azionari		
- posizioni lunghe		
- posizioni corte		

3. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui ai precedenti punti 1. e 2. non è stata fornita un'analisi di sensitività al rischio di prezzo in base ai modelli interni o ad altre metodologie.

1.2.4 Rischio di prezzo - Portafoglio bancario

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di prezzo
B. Attività di copertura del rischio di prezzo
Il rischio di prezzo sul portafoglio bancario viene calcolato tramite la misurazione del valore economico di ogni singola banca (vedere in proposito la Sezione 1.2.2 "Rischio di tasso di interesse - portafoglio bancario" della presente Parte E).

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**4**	**671**
A.1 Azioni	4	671
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**32**	**80**
B.1 Di diritto italiano		
- armonizzati aperti		5
- non armonizzati aperti		
- chiusi		15
- riservati		5
- speculativi		14
B.2 Di altri Stati UE		
- armonizzati	26	41
- non armonizzati aperti	3	
- non armonizzati chiusi	3	
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**36**	**751**

2. Portafoglio bancario: modelli interni e altre metodologie di analisi della sensitività
In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di prezzo in base ai modelli interni o ad altre metodologie.

1.2.5 Rischio di cambio

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di cambio
B. Attività di copertura del rischio di cambio
La gestione del rischio di cambio è normata dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidato alla Direzione Finanza della Capogruppo che svolge attività di negoziazione, copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto sia per le attività e le passività finanziarie in valuta, sia in conto proprio che in contropartita di operazioni della clientela.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie	**164**	**11**	**33**	**1**	**108**	**6**
A.1 Titoli di debito						
A.2 Titoli di capitale	1					
A.3 Finanziamenti a banche	71	10	27	1	93	4
A.4 Finanziamenti a clientela	92	1	6		15	2
A.5 Altre attività finanziarie						
B. Altre attività	**3**	**1**			**1**	
C. Passività finanziarie	**160**	**22**	**31**		**44**	**4**
C.1 Debiti verso banche	88	20	30		43	3
C.2 Debiti verso clientela	72	2	1		1	1
C.3 Titoli di debito						
D. Altre passività	**7**	**1**				
E. Derivati finanziari	**147**	**16**	**2**		**67**	**5**
- Opzioni	26	2				
+ posizioni lunghe	13	1				
+ posizioni corte	13	1				
- Altri derivati	121	14	2		67	5
+ posizioni lunghe	61	12			1	2
+ posizioni corte	60	2	2		66	3
Totale attività	**241**	**25**	**33**	**1**	**110**	**8**
Totale passività	**240**	**25**	**33**		**110**	**7**
Sbilancio (+/-)	**1**			**1**		**1**

2. Modelli interni e altre metodologie per l'analisi della sensitività
In accordo con quanto previsto dalle istruzioni di Banca d'Italia, essendo state redatte le tabelle di cui al precedente punto 1. non è stata fornita un'analisi di sensitività al rischio di prezzo in base ai modelli interni o ad altre metodologie.

1.2.6 Gli strumenti finanziari derivati

A. DERIVATI FINANZIARI

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement												20		-100,0%
2. Interest rate swap		3.735								3.735		3.681		1,5%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap		394								394		366		7,7%
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap		1.697								1.697		1.452		16,9%
- acquistate		843								843		726		16,1%
- emesse		854								854		726		17,6%
10. Opzioni floor		322								322		302		6,6%
- acquistate		250								250		201		24,4%
- emesse		72								72		101		-28,7%
11. Altre opzioni		1.759		18		69				1.846	42	2.114	-100,0%	-12,7%
- acquistate		825		7		34				866	21	1.013	-100,0%	-14,5%
- plain vanilla		21		7		23				51	21	201	-100,0%	-74,6%
- esotiche		804				11				815		812		0,4%
- emesse		934		11		35				980	21	1.101	-100,0%	-11,0%
- plain vanilla		130		11		24				165	21	291	-100,0%	-43,3%
- esotiche		804				11				815		810		0,6%
12. Contratti a termine	695	18	27	2		161			722	181		1.091	100,0%	-83,4%
- acquisti	393	9	14	1		26			407	36		592	100,0%	-93,9%
- vendite	302	9	13	1		84			315	94		419	100,0%	-77,6%
- valute contro valute						51				51		80		-36,3%
13. Altri contratti derivati														
Totale	**695**	**7.925**	**27**	**20**		**230**			**722**	**8.175**	**42**	**9.026**	**n.s.**	**110,4%**
Valori medi	**369**	**8.226**	**14**	**92**		**283**			**382**	**8.601**	**n.d.**	**n.d.**		

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari distinti per tipologia di contratto.

A.2 Portafoglio bancario: valori nozionali di fine periodo e medi

A.2.1 Di copertura														
Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		1.741								1.741		1.649		5,6%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		280								280		401		-30,2%
- acquistate		280								280		401		-30,2%
- plain vanilla		280								280		401		-30,2%
- esotiche														
- emesse														
- plain vanilla														
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		**2.021**								**2.021**		**2.050**		**-1,4%**
Valori medi		**2.301**								**2.301**		**n.d.**		

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include *Interest rate swap* e le opzioni implicite negli stessi.

A.2.2 Altri derivati

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap														
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		280								280		401		-30,2%
- acquistate														
- plain vanilla														
- esotiche														
- emesse		280								280		401		-30,2%
- plain vanilla		280								280		401		-30,2%
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		**280**								**280**		**401**		**-30,2%**
Valori medi		**341**								**341**		**n.d.**		

La presente tabella include i valori nozionali dei derivati finanziari rilevati in bilancio nel portafoglio di negoziazione, ma non rientranti nel portafoglio di negoziazione di vigilanza. Nella fattispecie, l'ammontare riportato nella presenta tabella è relativo alle opzioni implicite nei prestiti obbligazionari oggetto di copertura.

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2006		31 dicembre 2005		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza:	**695**	**7.906**	**27**	**40**		**229**			**722**	**8.175**	**42**	**9.026**	**n.s.**	**-9,4%**
1. Operazioni con scambio di capitali	695	28	27	40		229			722	297	42	1.444	n.s.	-79,4%
- acquisti	393	19	14	20		60			407	99		762	100,0%	-87,0%
- vendite	302	9	13	20		118			315	147	42	602	n.s.	-75,6%
- valute contro valute						51				51		80		-36,3%
2. Operazioni senza scambio di capitali		7.878								7.878		7.582		3,9%
- acquisti		4.079								4.079		4.681		-12,9%
- vendite		3.799								3.799		2.901		31,0%
- valute contro valute														
B. Portafoglio bancario:		**2.301**								**2.301**		**2.453**		**-6,2%**
B.1 Di copertura		**2.021**								**2.021**		**2.052**		**-1,5%**
- acquisti		2.021								2.021		2.052		-1,5%
- vendite														
- valute contro valute														
B.2 Altri derivati		**280**								**280**		**401**		**-30,2%**
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		280								280		401		-30,2%
- acquisti														
- vendite		280								280		401		-30,2%
- valute contro valute														

A.4 Derivati finanziari "over the counter": fair value positivo - rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	8		4				2			4				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	19													
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**27**		**4**				**2**			**4**				
Totale A 31 dicembre 2005	**91**		**25**	**2**		**2**	**3**		**2**					
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	7		3	18		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**7**		**3**	**18**		**1**								
Totale B 31 dicembre 2005	**43**		**5**	**1**										

A.5 Derivati finanziari "over the counter": fair value negativo - rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	24	.	3				1			3				
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	6		1											
A.7 Altri soggetti														
Totale A 31 dicembre 2006	**30**		**3**				**1**			**3**				
Totale A 31 dicembre 2005	**62**		**12**	**1**		**1**	**2**		**1**					
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	29		2	17		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2006	**29**		**2**	**17**		**1**								
Totale B 31 dicembre 2005	**22**		**5**											

A.6 Vita residua dei derivati finanziari "over the counter": valori nozionali

Sottostanti/Vita residua	Fino a 1 anno	Oltre 1 anno e fino a 5 anni	Oltre 5 anni	Totale
A. Portafoglio di negoziazione di vigilanza	**2.465**	**4.221**	**2.211**	**8.897**
A.1 Derivati finanziari su titoli di debito e tassi d'interesse	2.194	4.195	2.211	8.600
A.2 Derivati finanziari su titoli di capitale e indici azionari	47			47
A.3 Derivati finanziari su tassi di cambio e oro	224	26		250
A.4 Derivati finanziari su altri valori				
B. Portafoglio bancario	**220**	**2.070**	**11**	**2.301**
B.1 Derivati finanziari su titoli di debito e tassi d'interesse	220	2.070	11	2.301
B.2 Derivati finanziari su titoli di capitale e indici azionari				
B.3 Derivati finanziari su tassi di cambio e oro				
B.4 Derivati finanziari su altri valori				
Totale 31 dicembre 2006	**2.685**	**6.291**	**2.222**	**11.198**

1.3 Rischio di liquidità

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale, che viene gestito dalla Capogruppo in un'ottica integrata di Gruppo, ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato, utilizzando strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo ed analisi previsionali mirate, che offrono un quadro di riferimento completo per le strategie; inoltre il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie

Valuta di denominazione: Dollaro USA

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**59**	**16**		**16**	**33**	**12**	**14**		**2**
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.	1								
A.5 Finanziamenti	58	16		16	33	12	14		2
- banche	52	14							
clientela	6	2		16	33	12	14		2
Passività per cassa	**129**	**4**		**11**	**4**				
B.1 Depositi	89			9	4				
- banche	22			9	4				
- clientela	67								
B.2 Titoli di debito									
B.3 Altre passività	40	4		2					
Operazioni "fuori bilancio"		**47**		**6**	**4**	**10**	**14**	**2**	
C.1 Derivati finanziari con scambio di capitale		39		6	4	10	6	2	
- Posizioni lunghe		39		3	2	5	3	1	
- Posizioni corte				3	2	5	3	1	
C.2 Depositi e finanziamenti da ricevere		8					8		
- Posizioni lunghe		8							
- Posizioni corte							8		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Lira Sterlina Regno Unito

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**10**			**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	10			1					
- banche	10								
- clientela				1					
Passività per cassa	**9**	**13**							
B.1 Depositi	9	13							
- banche	6	13							
- clientela	3								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**3**		**13**			**3**		
C.1 Derivati finanziari con scambio di capitale				13					
- Posizioni lunghe				12					
- Posizioni corte				1					
C.2 Depositi e finanziamenti da ricevere		1					1		
- Posizioni lunghe		1							
- Posizioni corte							1		
C.3 Impegni irrevocabili a erogare fondi		2					2		
- Posizioni lunghe							2		
0- Posizioni corte		2							

Valuta di denominazione: Franco Svizzero

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**70**	**23**		**4**	**6**	**3**		**2**	
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	70	23		4	6	3		2	
- banche	69								
- clientela	1	23		4	6	3		2	
Passività per cassa	**5**	**22**		**12**		**2**			
B.1 Depositi	5	22		12		2			
- banche	5	22		12		2			
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**72**		**12**			**34**		
C.1 Derivati finanziari con scambio di capitale		38		12					
- Posizioni lunghe									
- Posizioni corte		38		12					
C.2 Depositi e finanziamenti da ricevere		34					34		
- Posizioni lunghe		34							
- Posizioni corte							34		
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Corona Danese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa				**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti				1					
- banche									
- clientela				1					
Passività per cassa		**2**							
B.1 Depositi		2							
- banche		2							
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Corona Svedese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**1**								
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	1								
- banche	1								
- clientela									
Passività per cassa				**1**					
B.1 Depositi				1					
- banche				1					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Yen Giapponese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**19**	**8**		**2**	**2**	**1**			
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	19	8		2	2	1			
- banche	18	8		1	2				
- clientela	1			1		1			
Passività per cassa	**2**	**9**		**19**					
B.1 Depositi	2	9		19					
- banche	1	9		19					
- clientela	1								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**20**					**20**		
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere		10					10		
- Posizioni lunghe		10					10		
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi		10					10		
- Posizioni lunghe									
- Posizioni corte		10					10		

Valuta di denominazione: Dollaro Australiano

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa		**1**							
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti		1							
- banche		1							
- clientela									
Passività per cassa									
B.1 Depositi									
- banche									
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

Valuta di denominazione: Euro

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**5.636**	**658**		**479**	**906**	**638**	**973**	**4.413**	**5.314**
A.1 Titoli di Stato				32	15			650	557
A.2 Titoli di debito quotati				10	10		18	232	605
A.3 Altri titoli di debito	18				3	55	1	129	116
A.4 Quote O.I.C.R.	122								
A.5 Finanziamenti	5.496	658		437	878	583	954	3.402	4.036
- banche	1.584	84		97	61		26	21	5
- clientela	3.912	574		340	817	583	928	3.381	4.031
Passività per cassa	**9.455**	**350**		**725**	**753**	**396**	**398**	**3.784**	**1.077**
B.1 Depositi	9.419	130		143	26	2	3	40	
- banche	373	130		143	22			40	
- clientela	9.046				4	2	3		
B.2 Titoli di debito	21	20		46	154	285	395	3.700	1.037
B.3 Altre passività	15	200		536	573	109		44	40
Operazioni "fuori bilancio"		**838**		**7**	**19**	**10**	**135**	**144**	**697**
C.1 Derivati finanziari con scambio di capitale		725		6	4	10	6	9	697
- Posizioni lunghe		318		3	2	5	3	8	393
- Posizioni corte		407		3	2	5	3	1	304
C.2 Depositi e finanziamenti da ricevere		113		1	15		129	129	
- Posizioni lunghe		113		1	15		129	129	
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi								6	
- Posizioni lunghe									
- Posizioni corte								6	

2. Distribuzione settoriale delle passività finanziarie

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	12	186	624	12	3.097	7.458
2. Titoli in circolazione			64		191	3.961
3. Passività finanziarie di negoziazione			8	1	3	7
4. Passività finanziarie al fair value						
Totale 31 dicembre 2006	**12**	**186**	**696**	**13**	**3.291**	**11.426**
Totale 31 dicembre 2005	**14**	**370**	**1.735**	**214**	**2.015**	**11.132**

3. Distribuzione territoriale delle passività finanziarie					
Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	11.283	80	20	2	4
2. Debiti verso banche	479	253			84
3. Titoli in circolazione	5.398	171			
4. Passività finanziarie di negoziazione	28	23			
5. Passività finanziarie al fair value					
Totale 31 dicembre 2006	**17.188**	**527**	**20**	**2**	**88**
Totale 31 dicembre 2005	**15.116**	**1.149**	**20**	**2**	**88**

1.4 Rischi operativi

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio operativo
Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, furti e frodi sono le manifestazioni nelle quali, di norma, si concretizza il rischio operativo.
Per gestire tali rischi la Capogruppo ha avviato un processo di censimento, rilevazione e validazione delle perdite che ha coinvolto anche le banche controllate; i dati ottenuti sono trasmessi all'Osservatorio DIPO (Database Italiano delle Perdite Operative). Nel corso del 2006 il Consiglio di Amministrazione di Banca CR Firenze ha approvato il "Regolamento di gruppo del sistema di gestione dei rischi operativi" che disciplina le modalità operative, la struttura di governo societario e gli strumenti di controllo interno. Tale regolamento sarà reso esecutivo nel 2007 con l'approvazione da parte dei CdA di tutte le banche del Gruppo, a cui seguirà la messa a punto degli strumenti di controllo e la conseguente emanazione della normativa interna di dettaglio.
Il Gruppo Banca CR Firenze è orientato a chiedere all'Organo di Vigilanza l'autorizzazione all'uso della metodologia standard per il calcolo del nuovo requisito patrimoniale a copertura del rischio operativo introdotto dall'accordo di Basilea 2.

INFORMAZIONI DI NATURA QUANTITATIVA

Non vi sono ancora informazioni di natura quantitativa disponibili in quanto non è ancora entrato in vigore l'accordo di Basilea 2, terzo pilastro.

Sezione 2 - Rischi delle imprese di assicurazione

2.1 Rischi assicurativi

INFORMAZIONI DI NATURA QUALITATIVA

Ramo Vita

Il business assicurativo nei rami vita è caratterizzato dalla presenza di alcune categorie di rischio tipiche dell'attività: rischio assuntivo, a sua volta suddiviso in rischio biometrico e rischio di tariffazione e rischio di riservazione.
Il rischio biometrico si articola a seconda della garanzia assicurativa presente nei vari prodotti vita diventando rischio di mortalità (nel caso in cui l'evento sia il decesso dell'assicurato stesso) o rischio di longevità (nel caso l'evento sia la sopravvivenza dell'assicurato ad una data definita).
Tale tipologia di rischio viene presidiata attraverso una precisa definizione delle basi tecniche da utilizzare sia in fase di tariffazione che di riservazione. Tale definizione ha l'obiettivo di seguire l'andamento dei sinistri futuri limitando gli effetti della variabilità dei *cash flow* futuri attorno alla media.
Il rischio di tariffazione viene presidiato attraverso un'attenta definizione delle caratteristiche tecniche del prodotto, delle modalità di vendita, delle modalità di calcolo del premio e di conseguenza, a seguito di queste valutazioni, della base tecnica migliore a garantire l'equilibrio tariffario e il livello di redditività desiderato.
Un elemento fondamentale nel presidio da parte della Compagnia del rischio di tariffazione è la valutazione della necessità riassicurativa. Il ricorso alla riassicurazione diminuisce il rischio in capo Compagnia attraverso una condivisione della rischiosità di uno specifico prodotto con il riassicuratore. Tale ricorso viene gestito in accordo con le linee guida definite dalla Compagnia, con l'obiettivo di minimizzare il rischio di sinistralità e il rischio di credito nei confronti del riassicuratore.
Fra gli strumenti utilizzati in sede di definizione del prodotto c'è il profit testing che serve a misurare la redditività attesa rispetto ai livelli desiderati.
Le particolari tipologie di prodotti venduti dalla Compagnia e le procedure standardizzate per l'emissione delle polizze, di cui la Compagnia è dotata per l'assunzione dei rischi, rendono non significativo, per la maggior parte dei prodotti venduti, il rischio di assumere rischi con caratteristiche diverse o eccedenti quelle considerate in fase di tariffazione.
La procedura di riservazione consiste nella determinazione periodica dell'ammontare degli impegni che la Compagnia ha assunto nei confronti di ciascun assicurato. Per ogni singola polizza vengono pertanto determinati i valori quantitativi di tali impegni, utilizzando a tale scopo i parametri di riferimento indicati nella rispettiva nota tecnica.
Il rischio di riservazione si compone di una serie di sottorischi sia di natura tecnica che collocabili nell'ambito del rischio operativo.
Il primo caso si manifesta quando si verifichi uno scostamento sfavorevole della sinistralità osservata rispetto a quella stimata in fase di costruzione del singolo prodotto ovvero un rischio finanziario non previsto o superiore rispetto alla attese, nel caso di polizze caso vita a prestazione rivalutabile.
La Compagnia presidia tale rischio mediante un monitoraggio periodico dell'andamento tecnico del portafoglio e del rischio finanziario suddiviso per tipologie tariffarie omogenee.
In caso di andamento diverso dalle attese per una particolare categoria tariffaria, è prevista la possibilità di accantonamenti integrativi anche attraverso l'utilizzo di basi tecniche aggiornate, nel rispetto della normativa vigente.
Il secondo caso è presidiato attraverso dei controlli periodici sia analitici che di coerenza globale per verificare la correttezza delle valutazioni fornite dal sistema.

Rami Danni

Le tipologie di rischi assicurativi presenti nei rami esercitati dalla Compagnia, sono molto simili, per natura e per tipologia di misure adottate dalla Compagnia, ai rischi già descritti nei rami vita.
Il rischio biometrico si articola, nel caso dei rami danni, nel rischio di morbilità o di invalidità, le modalità di controllo messe in opera dalla Compagnia sono molto simili a quelle descritte per la parte vita.
Il rischio di tariffazione viene presidiato secondo attività e metodologie molto simili a quelle messe in opera per i rischi relativi al ramo vita.
Il rischio di riservazione nei rami danni esercitati dalla Compagnia prevede, oltre a quanto già descritto per i rami vita, la necessità di un monitoraggio dell'andamento tecnico per quanto riguarda la sinistralità osservata nel portafoglio.

La tipologia di rischi assicurati, le tempistiche di denuncia dei sinistri e le prestazioni dovute in caso di sinistro, richiedono una particolare attenzione al corretto smontamento della riserva sinistri nel tempo.
La Compagnia effettua periodicamente dei monitoraggi a posteriori sul portafoglio per verificare l'adeguatezza dei modelli utilizzati per la determinazione delle voci di riserva sinistri e dei controlli statistici per tenere sotto controllo i cumuli di rischi a livello di singola testa assicurata, in modo da monitorare livelli di concentrazione non previsti.

INFORMAZIONI DI NATURA QUANTITATIVA

L'attività assicurativa nel ramo vita e nel ramo danni è esercitata, all'interno del Gruppo, dalla società Centrovita Assicurazioni S.p.A., iscritta all'apposito elenco ISVAP e pertanto sottoposta all'attività di vigilanza esercitata dall'apposito organo di controllo. Anche nel settore assicurativo è in essere uno strumento di vigilanza che statuisce l'adeguatezza patrimoniale delle compagnie assicurative a fronte della quantificazione dell'assorbimento di risorse generato dai rischi assicurativi; tale strumento prende il nome di "Margine di Solvibilità" ed è regolato dal D.Lgs. 17 marzo 1995, numero 175.
Si fornisce di seguito la situazione del margine di solvibilità di Centrovita Assicurazioni S.p.A. al 31 dicembre 2006, che riporta un eccedenza complessiva di 10 milioni di euro:

Voci di riferimento dei modelli del margine di solvibilità

Rami vita e rami danni	Assicurazioni vita	Assicurazioni danni	Totale
Ammontare del margine di solvibilità richiesto	**63**	**4**	**67**
Elementi costitutivi del margine di solvibilità disponibile - Totale elementi A - Totale elementi B	71	6	77
Totale elementi costitutivi del margine di solvibilità disponibile	**71**	**6**	**77**
Eccedenza / insufficienza degli elementi costitutivi del margine di solvibilità disponibile rispetto agli elementi costitutivi del margine di solvibilità richiesto	**8**	**2**	**10**

NOTA INTEGRATIVA CONSOLIDATA

Parte F - Informazioni sul patrimonio consolidato

Sezione 1 - Il patrimonio consolidato

A. INFORMAZIONI DI NATURA QUALITATIVA

La gestione del patrimonio riguarda il complesso delle politiche e delle scelte necessarie a definire la dimensione del patrimonio, nonché la combinazione ottimale tra i diversi strumenti alternativi di capitalizzazione, in modo da assicurare che il patrimonio e i coefficienti patrimoniali della Capogruppo e delle sue controllate siano coerenti con il profilo di rischio assunto rispettando, al contempo, i requisiti di vigilanza.

B. INFORMAZIONI DI NATURA QUANTITATIVA

Per le suddette informazioni si rimanda a quanto riportato nella Sezione 15 della Parte B - Passivo della presente nota integrativa.

Sezione 2 - Il patrimonio e i coefficienti di vigilanza bancari

2.1 Ambito di applicazione della normativa
2.2 Patrimonio di vigilanza bancario

A. INFORMAZIONI DI NATURA QUALITATIVA

Il patrimonio di vigilanza ed i coefficienti patrimoniali sono stati calcolati sulla base dei valori patrimoniali e del risultato d'esercizio determinati con l'applicazione della disciplina di bilancio prevista dai principi contabili internazionali IAS/IFRS e tenendo conto delle modifiche introdotte dalla nuova normativa sul patrimonio di vigilanza ed i coefficienti prudenziali a seguito del recepimento dell'11° aggiornamento della Circolare n. 155/91, pubblicata dalla Banca d'Italia in data 3 aprile 2006.

1. Patrimonio di base
2. Patrimonio supplementare
3. Patrimonio di terzo livello

Il patrimonio di vigilanza è costituito dal patrimonio di base e dal patrimonio supplementare al netto di alcune deduzioni; in maggiore dettaglio:

- il patrimonio di base (Tier 1), ammesso nel calcolo senza alcuna limitazione, è costituito dal capitale versato, dalle riserve, comprensive del sovrapprezzo di emissione e dell'utile di periodo al netto delle azioni o quote proprie in portafoglio, delle immobilizzazioni immateriali, delle perdite dell'esercizio in corso e da quelle registrate nei periodi precedenti;
- il patrimonio supplementare (Tier 2), che non può eccedere il valore del patrimonio di base, include le riserve da valutazione, gli strumenti ibridi di patrimonializzazione e le passività subordinate al netto delle previsioni delle rettifiche di valore sui crediti per rischio paese non rilevate in bilancio.

Da tali aggregati vanno dedotte le partecipazioni, gli strumenti innovativi di capitale, gli strumenti ibridi di patrimonializzazione e le attività subordinate detenute in altre banche e società finanziarie.
Le nuove disposizioni previste dall'aggiornamento della Circolare n. 155/91 sopra citato sono finalizzate all'armonizzazione dei criteri di determinazione del patrimonio di vigilanza e dei coefficienti con i principi contabili internazionali: in tale ambito l'aspetto più rilevante è l'introduzione dei cosiddetti "filtri prudenziali", volti a salvaguardare la qualità del patrimonio di vigilanza e ridurne la potenziale volatilità indotta dall'applicazione delle nuove regole. Da un punto di vista sostanziale, l'effetto dei suddetti filtri consiste in alcune correzioni dei dati contabili di patrimonio netto prima del loro utilizzo a fini di vigilanza.

Alla luce di tale quadro normativo, il calcolo del patrimonio di vigilanza consolidato del Gruppo Banca CR Firenze ha tenuto conto delle seguenti regole:

- il perimetro di consolidamento è stato rideterminato a fini di vigilanza mediante l'inclusione nel perimetro di consolidamento *line by line* delle società sottoposte a controllo congiunto, con l'applicazione del metodo proporzionale; tale metodologia ha comportato il ricalcolo del patrimonio derivante dallo "spostamento" della *joint venture* relativa a Findomestic Gruppo dal perimetro di consolidamento al patrimonio netto ed il ricalcolo dei coefficienti prudenziali mediante l'inclusione del 50% dei rischi riferiti al suddetto Gruppo;
- il perimetro di consolidamento è stato rideterminato a fini di vigilanza mediante l'esclusione dal consolidamento *line by line* delle società controllate operanti nel settore assicurativo, come da istruzioni della Banca d'Italia; tale metodologia ha comportato il ricalcolo del patrimonio derivante dallo "spostamento" della compagnia assicurativa al perimetro di consolidamento al patrimonio netto, producendo effetti soltanto sull'ammontare del patrimonio di terzi;
- le plusvalenze nette non realizzate sulle attività finanziarie disponibili per la vendita, per ciascuno dei portafogli in titoli di debito, in titoli di credito ed in quote di O.I.C.R., al netto degli effetti fiscali, sono state incluse al 50% nel patrimonio supplementare;
- le plusvalenze non realizzate derivanti dalla rideterminazione del costo degli immobili (sia ad uso funzionale che per investimento) rilevate in sede di FTA sono state integralmente computate nel patrimonio supplementare;
- in base alle istruzioni applicative di Banca d'Italia sulla Direttiva 2002/87/CE relativa alla vigilanza supplementare sui conglomerati finanziari, il valore al patrimonio netto della partecipazione detenuta in Centrovita Assicurazioni S.p.A. è stato dedotto dalla somma del patrimonio di base e del patrimonio supplementare; analogo trattamento è stato riservato alle attività subordinate in portafoglio emesse dalla suddetta compagnia assicurativa;
- l'interessenza nel capitale della Banca d'Italia è stata dedotta dal patrimonio di vigilanza per un importo pari alla seconda delle cinque quote annuali costanti con cui si deve sterilizzare, a partire dal bilancio 2005, l'intera partecipazione.

B. INFORMAZIONI DI NATURA QUANTITATIVA

	31 dicembre 2006	31 dicembre 2005	Variazioni	
			assoluta	%
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	**1.308**	**829**	**479**	**57,8%**
Filtri prudenziali del patrimonio di base:				
- filtri prudenziali Ias/Ifrs positivi	91	140	(49)	-35,0%
- filtri prudenziali Ias/Ifrs negativi	(1)	(4)	3	-75,0%
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	**1.398**	**965**	**433**	**44,9%**
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	**956**	**858**	**98**	**11,4%**
Filtri prudenziali del patrimonio supplementare:				
- filtri prudenziali Ias/Ifrs positivi	1	111	(110)	-99,1%
- filtri prudenziali Ias/Ifrs negativi	(7)	(4)	(3)	75,0%
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	**950**	**965**	**(15)**	**-1,6%**
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri prudenziali	**2.348**	**1.930**	**418**	**21,7%**
Elementi da dedurre dal totale patrimonio di base e supplementare	282	250	32	12,8%
F. Patrimonio di vigilanza	**2.066**	**1.680**	**386**	**23,0%**

L'incremento del patrimonio di vigilanza consolidato è prevalentemente ascrivibile alla crescita del patrimonio di base, prodotta dagli aumenti del capitale e dei sovrapprezzi effettuati dalla Capogruppo a titolo gratuito ed a pagamento per circa 222 milioni di euro, dall'incremento del patrimonio di terzi per circa 92 milioni di euro, derivante dalla capitalizzazione degli utili di pertinenza, nonché dalla crescita delle riserve della Capogruppo per 93 milioni di euro e dell'utile consolidato patrimonializzato per circa 100 milioni di euro; si segnala inoltre la riduzione dei filtri prudenziali IAS/IFRS positivi per circa 49 milioni di euro, in seguito all'ammortamento di 1/5 degli elementi patrimoniali oggetto di impegni di acquisto a termine computabili nel patrimonio di base (*put options* su quote di minoranza di alcune società controllate, come dettagliato nella Relazione sulla Gestione del bilancio dell'Impresa).

2.3 Adeguatezza patrimoniale

A. INFORMAZIONI DI NATURA QUALITATIVA

Il Gruppo Banca CR Firenze è soggetto ai requisiti di adeguatezza patrimoniale stabiliti dal Comitato di Basilea in base alle regole definite dalla Banca d'Italia che stabiliscono il rapporto minimo, a livello consolidato, tra patrimonio di vigilanza e attività di rischio ponderate, che deve essere pari almeno all'8%.
La Capogruppo monitora e misura periodicamente il profilo patrimoniale del Gruppo procedendo, in funzione delle dinamiche di crescita attese di impieghi e di altre attività, alla quantificazione dei rischi (di credito, di mercato) ed alla conseguente verifica di compatibilità dei "ratios". Il rispetto dell'adeguatezza patrimoniale viene conseguito attraverso vari strumenti, quali la politica di *pay out*, la definizione di operazioni di finanza strategica (aumenti di capitale ed emissioni di obbligazioni subordinate) e la gestione della politica degli impieghi in funzione della rischiosità delle controparti.
Un'ulteriore fase di analisi e controllo preventivo sull'adeguatezza patrimoniale del Gruppo è prevista ogni volta che si procede ad operazioni di carattere straordinario, come fusioni, acquisizioni e cessioni, attraverso la stima dell'impatto sui coefficienti di tali eventi e programmando eventuali azioni correttive volte a rispettare i vincoli richiesti dall'Autorità di Vigilanza.

B. INFORMAZIONI DI NATURA QUANTITATIVA

Categorie/Valori	Importi non ponderati		Importi ponderati/requisiti		Variazioni %	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005	importi non ponderati	importi ponderati/requisiti
A. ATTIVITÀ DI RISCHIO						
A.1 RISCHIO DI CREDITO	**30.003**	**25.101**	**21.408**	**18.277**	**19,5%**	**17,1%**
Metodologia Standard						
ATTIVITÀ PER CASSA	*25.924*	*20.952*	*20.328*	*17.114*	*23,7%*	*18,8%*
1. Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	4.942	2.802	650	443	76,4%	46,7%
1.1 Governi e Banche Centrali	1.784	592	1		n.s.	
1.2 Enti pubblici	355	348	71	70	2,0%	1,4%
1.3 Banche	2.803	1.862	578	373	50,5%	55,0%
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)						
2. Crediti ipotecari su immobili residenziali	2.491	2.418	1.246	1.209	3,0%	3,0%
3. Crediti ipotecari su immobili non residenziali		14		7	-100,0%	-100,0%
4. Azioni, partecipazioni e attività subordinate						
5. Altre attività per cassa	18.491	15.718	18.432	15.455	17,6%	19,3%
ATTIVITÀ FUORI BILANCIO	*4.079*	*4.149*	*1.081*	*1.163*	*-1,7%*	*7,1%*
1. Garanzie e impegni verso (o garantite da):	1.256	1.043	53	32	20,4%	65,6%
1.1 Governi e Banche Centrali	41	132				
1.2 Enti pubblici	651	495	26	14	31,5%	85,7%
1.3 Banche	564	416	27	18	35,6%	50,0%
1.4 Altri soggetti						
2. Contratti derivati verso (o garantiti da):	2.823	3.106	1.028	1.131	-9,1%	-9,1%
2.1 Governi e Banche Centrali						
2.2 Enti pubblici						
2.3 Banche	2.823	3.106	1.028	1.131	-9,1%	-9,1%
2.4 Altri soggetti						
B. REQUISITI PATRIMONIALI DI VIGILANZA						
B.1 RISCHIO DI CREDITO			**1.748**	**1.509**		**15,8%**
B.2 RISCHI DI MERCATO			**42**	**75**		**-44,0%**
1. Metodologia standard						
di cui:						
+ rischio di posizione su titoli di debito	X	X	38	63		-39,7%
+ rischio di posizione su titoli di capitale	X	X	2	7		-71,4%
+ rischio di cambio	X	X				
+ altri rischi	X	X	2	5		-60,0%
2. Modelli interni						
di cui:						
+ rischio di posizione su titoli di debito	X	X				
+ rischio di posizione su titoli di capitale	X	X				
+ rischio di cambio	X	X				
B.3 ALTRI REQUISITI PRUDENZIALI	**X**	**X**	**9**	**15**		**-40,0%**
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	**X**	**X**	**1.799**	**1.599**		**12,5%**
C. ATTIVITÀ DI RISCHIO E COEFFICIENTI DI VIGILANZA						
C.1 Attività di rischio ponderate	X	X	22.485	19.991		12,5%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	X	X	6,22%	4,83%		1,39%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	X	X	9,34%	8,55%		0,79%

NOTA INTEGRATIVA CONSOLIDATA

Parte G - Operazioni di aggregazione riguardanti imprese o rami d'azienda

Sezione 1 - Operazioni realizzate durante l'esercizio

1.1 Operazioni di aggregazione

Denominazione	Data dell'operazione	(1)	(2)	(3)	(4)
Daewoo Bank (Romania) S.A.	9 marzo 2006	31	56,23%	3	1

(1) Costo dell'operazione
(2) Percentuale di interessenza acquisita con diritto di voto in assemblea ordinaria
(3) Totale ricavi del Gruppo
(4) Utile/perdita netto del Gruppo

Nel mese di marzo del 2006, ottenute le necessarie autorizzazioni delle autorità competenti in Italia ed in Romania, la Capogruppo ha perfezionato l'acquisizione, al prezzo complessivo di € 30.480.628,37, di una quota di controllo pari al 56,23% del capitale della Daewoo Bank S.A., banca commerciale con sede a Bucarest (Romania), la cui rete era composta, al momento dell'acquisto, da nove filiali. In seguito all'acquisizione, la denominazione della controllata è stata modificata in Banca C.R. Firenze Romania S.A. e la banca è stata iscritta nel Gruppo Bancario Banca CR Firenze.
L'operazione è stata realizzata principalmente allo scopo di fornire un punto di riferimento alle numerose imprese italiane dei territori presidiati dal Gruppo che hanno interessi nello stato rumeno che presenta, di per sé, interessanti opportunità di sviluppo anche nella prospettiva del suo recente ingresso nella U.E.
Sono state poste in essere opportune attività di "assessment" organizzativo e giuridico, per effetto delle quali la Capogruppo ha nominato 4 dei 7 amministratori della controllata e sta inoltre inserendo proprio personale nella struttura operativa; tali modifiche sono state realizzate in funzione delle concordate nuove modalità di "governance" della società ed allo scopo di garantire una struttura organizzativa in linea con le indicazioni dell'Organo di Vigilanza in merito al sistema dei controlli di Gruppo su società controllate residenti in paesi stranieri.
Il trattamento contabile dell'aggregazione è stato determinato ai sensi dell'IFRS 3 e si è articolato come segue:

- è stato determinato il costo d'acquisto, comprensivo degli oneri diretti ed indiretti di acquisizione attribuibili alla transazione;
- è stato determinato il *Net Asset Fair Value* dell'azienda acquistata alla data della transazione, mediante valutazione al *fair value* delle attività e passività, identificazione e valutazione delle attività potenziali, identificazione e valutazione di eventuali *intangible assets*.

Il lavoro svolto ha evidenziato un valore equo delle attività e passività acquisite e degli *intangibles* che non ha consentito l'allocazione del *goodwill* rilevato tra le componenti dell'attivo consolidato, anche in considerazione degli scopi per i quali la Capogruppo ha operato l'acquisizione (penetrazione in un nuovo mercato); è stato pertanto necessario iscrivere tale *goodwill* tra gli avviamenti a vita utile indefinita e sottoporre ad *impairment test* la relativa *CGU* (*cash generating unit*), con risultato positivo per l'esercizio 2006.

NOTA INTEGRATIVA CONSOLIDATA

Parte H - Operazioni con parti correlate

1. Informazioni sui compensi degli amministratori e dei dirigenti

Nella tabella sono riportati gli emolumenti ed i compensi corrisposti, anche da società controllate, agli Amministratori, ai Sindaci, al Direttore Generale, ai Vice Direttori Generali ed ai Dirigenti con finalità strategiche della Capogruppo (le relative voci sono state valorizzate in migliaia di euro per renderle maggiormente rappresentative):

(importi in migliaia di euro)	Amministratori e Sindaci (1)	Direttore Generale, Vice Direttori Generali altri Dirigenti
Emolumenti e contributi sociali	1.956	2.842
Bonus, premi e incentivi vari (2)		1.608
Altri oneri previdenziali ed assicurativi (3)	154	85
Benefici non monetari		67
Indennità diverse per cessazione del rapporto di lavoro (4)		270
Pagamenti in azioni (stock options) (5)		1.955
Totale	**2.110**	**6.827**

(1) Per il dettaglio sui compensi agli amministratori e sindaci si rimanda alla Parte H della nota integrativa individuale.
(2) Comprende bonus, gratifiche e l'importo percepito nel 2006 ai sensi della Legge 243/2004.
(3) Include eventuali oneri a carico della Capogruppo per previdenze complementari, polizze assicurative, ecc.
(4) Include la quota del trattamento di fine rapporto di competenza dell'esercizio nonché eventuali indennità di buonuscita.
(5) Si riferisce alle stock options esercitate nel corso dell'esercizio 2006 ad un prezzo medio di mercato di euro 2,68 per 762.591 unità; in proposito si precisa che a partire dal 1° agosto 2006 ha avuto inizio il periodo di esercizio della seconda tranche del piano di stock options a suo tempo deliberato dall'Assemblea dei Soci.

2. Informazioni sulle transazioni con parti correlate

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite dallo IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio del Gruppo, pertanto, ai sensi del punto 4 dello IAS 24, le operazioni e i saldi in essere con le parti correlate infragruppo sono eliminati nella redazione del bilancio consolidato.
In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per le seguenti categorie di parti correlate.

a) Controllante
Nessun soggetto detiene il controllo di Banca CR Firenze S.p.A.

b) Entità esercitanti influenza notevole sulla Società
Rientrano in questa categoria, in considerazione delle partecipazioni detenute ovvero dei rapporti intrattenuti con la società, i tre principali azionisti della Capogruppo; Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. (fino al 31 dicembre 2006 la partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza 1° gennaio 2007, è stata protagonista della fusione con Banca Intesa S.p.A.) e BNP Paribas S.A.
Per ulteriori dettagli si rimanda a quanto descritto nella Parte H della nota integrativa del bilancio dell'Impresa.

c) Società Controllate
Le operazioni infragruppo sono riconducibili alla ordinaria operatività interna di una realtà bancaria polifunzionale. Non essendoci società controllate di significativa operatività non consolidate integralmente, tutti i rapporti con le controllate sono oggetto di elisione infragruppo; pertanto nelle tabelle a seguire non riportiamo questa categoria. L'elenco delle società del Gruppo è presentato in dettaglio nella Nota Integrativa consolidata Parte B, Sezione 10. Inoltre, per maggiori informazioni si rimanda a quanto descritto nella Parte H della nota integrativa del bilancio dell'Impresa.

d) Società Collegate
Come descritto nella Parte H della Nota Integrativa individuale, le società collegate Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., sono supportate finanziariamente da Banca CR Firenze S.p.A.; le operazioni con le suddette società sono inquadrabili nell'ordinaria operatività del Gruppo e poste in essere a condizioni in linea con il mercato.

e) *Joint ventures*
Rientra in questa categoria il Gruppo Findomestic, supportato finanziariamente in misura significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico. Rientra in questa categoria anche la società Soprarno SGR S.p.A. costituita nel corso del 2006, peraltro non ancora operativa.
Le operazioni con *joint ventures* sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere comunque a condizioni in linea con il mercato.

f) Dirigenti con responsabilità strategiche
Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale ed include, oltre al Direttore Generale ed ai due Vice Direttori Generali, sei Direttori Centrali di Banca CR Firenze S.p.A. che hanno, per questo, responsabilità strategiche; nella precedente Sezione 1 sono indicate le retribuzioni di tali soggetti, oltre a quelle degli Amministratori e dei Sindaci.

g) Altre parti correlate
Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Cassa di Risparmio di Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente e delle società agli stessi riconducibili.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono di seguito riportate in una tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi patrimoniali ed economici di bilancio consolidato.

Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate
In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nelle tabelle riportate di seguito sono fornite le informazioni quantitative sulle transazioni con parti correlate evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico e sui flussi finanziari del Gruppo.

	Crediti verso clientela	*Incidenza sul totale*	Crediti verso banche	*Incidenza sul totale*	Debiti verso clientela	*Incidenza sul totale*	Debiti verso banche	*Incidenza sul totale*	Garanzie rilasciate	*Incidenza sul totale*	Margine di contribuzione (1)	*Incidenza sull'Utile*
a) Controllante												
b) Entità esercitanti influenza notevole sulla Società					32	*0,28%*		*0,03%*	2	*0,21%*	n.s.	*0,07%*
c) Controllate												
d) Collegate	146	*1,00%*	218	*13,04%*	12	*0,11%*	47	*5,76%*			2	*0,74%*
e) *Joint ventures*			756	*45,22%*			30	*3,68%*	6	*0,63%*	3	*1,11%*
f) Dirigenti con responsabilità strategiche	1	*0,01%*			1	*0,01%*						
g) Altre parti correlate	13	*0,09%*			226	*1,98%*			2	*0,21%*	1	*0,37%*
Totale	**160**	***1,09%***	**974**	***58,25%***	**271**	***2,38%***	**77**	***9,46%***	**10**	***1,06%***	**6**	***2,21%***

(1) Corrisponde al margine d'intermediazione: margine d'interesse più margine da servizi.

Nella seguente tabella viene riportata l'incidenza delle operazioni con parti correlate sui flussi finanziari del Gruppo; a tal fine è stato predisposto un rendiconto finanziario con metodo indiretto.

	31 dicembre 2006
ATTIVITÀ OPERATIVA	
Gestione	**5**
- margine di contribuzione all'utile d'esercizio delle parti correlate	5
Liquidità generata/(assorbita) dalle attività finanziarie	**144**
- crediti verso banche	(75)
- crediti verso clientela	219
Liquidità generata/(assorbita) dalle passività finanziarie	**45**
- debiti verso banche	15
- debiti verso clientela	30
Liquidità netta generata/(assorbita) dall'attività operativa delle parti correlate	**194**
ATTIVITÀ DI INVESTIMENTO	
Liquidità generata da:	**11**
- vendita partecipazioni (Centro Leasing Banca S.p.A. a BNP Paribas S.A.)	11
Liquidità assorbita da:	**(129)**
- acquisti di partecipazioni (Banca CR Firenze Romania S.A., Centro Leasing Banca S.p.A. da Sanpaolo IMI S.p.A., Soprarno SGR S.p.A.)	(53)
- acquisti (o incrementi) di attività immateriali (avviamento CR Mirandola S.p.A.)	(76)
Liquidità netta generata/(assorbita) dall'attività d'investimento delle parti correlate	**(118)**
ATTIVITÀ DI PROVVISTA	
- emissioni/acquisti di azioni proprie (stock options dirigenti)	2
Liquidità netta generata/(assorbita) dall'attività di provvista delle parti correlate	**2**
LIQUIDITÀ NETTA GENERATA/(ASSORBITA) NELL'ESERCIZIO DALLE PARTI CORRELATE	**78**

NOTA INTEGRATIVA CONSOLIDATA

Parte I - Accordi di pagamento basati su propri strumenti patrimoniali

A. INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti della Capogruppo del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (*stock option*) a favore dei Direttori generali e dei Dirigenti delle società bancarie del Gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione che, in forza delle stesse, ha deliberato i seguenti piani di *stock option*:

- la *prima tranche del piano*, riguardante complessivamente *4 milioni di azioni*, è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere dal 16 ottobre 2003 al 16 ottobre 2006 azioni di nuova emissione della società ad un prezzo unitario di € 1,225;
- la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi *6 milioni di azioni*, esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di € 1,103 per azione; in proposito si precisa che in seguito alle operazioni sul capitale sociale deliberate dall'Assemblea dei Soci del 27 aprile 2006, descritte nella Relazione sulla Gestione, i termini relativi al numero di azioni ed al prezzo unitario di esercizio hanno subito variazioni, senza peraltro modificare il beneficio economico del piano.

L'assegnazione di *stock option*, quale forma di retribuzione legata all'andamento ed alle prospettive economiche del Gruppo, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Capogruppo, ai sensi dell'articolo 2358, 3° comma, del Codice Civile.

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005.

Il piano di *stock options* attualmente in vigore è relativo alla *seconda tranche* sopra citata; per tale piano è stato pertanto determinato il *fair value* delle opzioni assegnate e si è provveduto ad imputare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004, mentre le quote di competenza degli esercizi 2005 e 2006 sono state rilevate nei conti economici dei rispettivi esercizi.

B. INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2 si riporta di seguito l'informativa sulle variazioni ed il dettaglio dei piani di *stock options* riferiti ai Direttori Generali ed ai Dirigenti delle società bancarie del Gruppo.

- Prima tranche del piano:

Voci/Numero opzioni e prezzi di esercizio	31 dicembre 2006			31 dicembre 2005		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**241.181**	**1,22500**	**289**	**1.087.210**	**1,22500**	**653**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni						
C. Diminuzioni	**241.181**	**1,22500**		**846.029**	**1,22500**	
C.1 Annullate						
C.2 Esercitate	241.181	1,22500		846.029	1,22500	
C.3 Scadute						
C.4 Altre variazioni						
D. Rimanenze finali				**241.181**	**1,22500**	**289**
E. Opzioni esercitabili alla fine dell'esercizio				**241.181**	**1,22500**	**289**

- Seconda tranche del piano (esercitabile dal 1° agosto 2006):

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2006		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**6.540.780**	**0,97300**	**1.096**
B. Aumenti			
B.1 Nuove emissioni			
B.2 Altre variazioni			
C. Diminuzioni	**3.992.352**	**0,97300**	
C.1 Annullate			
C.2 Esercitate	3.992.352	0,97300	
C.3 Scadute			
C.4 Altre variazioni			
D. Rimanenze finali	**2.548.428**	**0,97300**	**944**
E. Opzioni esercitabili alla fine dell'esercizio	**2.548.428**	**0,97300**	**944**

(1) Trattandosi di un'unica scadenza, per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.
(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL D. LGS. 24 FEBBRAIO 1998, N° 58

Agli Azionisti della
Banca CR Firenze S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla relativa nota integrativa, della Banca CR Firenze S.p.A. e sue controllate (Gruppo Banca CR Firenze) chiuso al 31 dicembre 2006. La responsabilità della redazione del bilancio compete agli amministratori della Banca CR Firenze S.p.A. È nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Il bilancio consolidato presenta ai fini comparativi i dati corrispondenti dell'esercizio precedente. Come illustrato nella nota integrativa, gli amministratori hanno modificato i dati comparativi relativi al bilancio dell'esercizio precedente, da noi assoggettato a revisione contabile e sul quale abbiamo emesso la relazione di revisione in data 12 aprile 2006. Le modalità di rideterminazione dei dati corrispondenti dell'esercizio precedente e l'informativa presentata nella nota integrativa, per quanto riguarda le modifiche apportate ai suddetti dati, sono state da noi esaminate ai fini dell'espressione del giudizio sul bilancio consolidato chiuso al 31 dicembre 2006.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3. A nostro giudizio, il bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2006 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Banca CR Firenze per l'esercizio chiuso a tale data.

Firenze, 11 aprile 2007

PricewaterhouseCoopers S.p.A.

Alessandro Parrini
(Revisore contabile)

Finito di stampare in Firenze
dalla Tipografia Press Service
nel mese di Maggio 2007

END